Form 20-F
period 2002-12-31
ASTRAZENECA PLC
filed 2003-03-25
CIK 901832

================================================================================
     As filed with the Securities and Exchange Commission on March 25, 2003

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------

                                   FORM 20-F
(Mark One)

[] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2002

                                       OR

[] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 001-11960

                                ASTRAZENECA PLC
             (Exact Name of Registrant as Specified in Its Charter)

                                    England
                (Jurisdiction of Incorporation or Organization)

                        15 Stanhope Gate, London W1K 1LN
                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

      Title of each class             Name of each exchange on which registered
-----------------------------------   -----------------------------------------
American Depositary Shares, each            The New York Stock Exchange
representing one Ordinary Share of          The New York Stock Exchange*
25(cent)each Ordinary Shares of
25(cent)each
----------------
* Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
      -------------------------------------------------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
      -------------------------------------------------------------------
                                (Title of Class)

      The number of issued shares of each class of stock of AstraZeneca Plc as of March 24, 2003 was:

                Ordinary Shares of 25(cent) each: 1,714,629,329

             Redeemable Preference Shares of (pound)1 each: 50,000

                       ---------------------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                      Yes [X]        No []          Not applicable

     Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 17 []      Item 18 [X]

================================================================================

     Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2002 Form 20-F of AstraZeneca Plc (the "Company") set out below is being incorporated by reference from the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003.

     References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data in the margins are not included unless specifically identified below.

     The information set forth under headings "Use of Terms", "Cautionary Statement Regarding Forward Looking Statements", "Trade Marks", "Statements of Competitive Position", "Statements of Growth Rates", and "AstraZeneca Website" on the inside front cover of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.


                                     PART 1

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3 - KEY INFORMATION

     A.  Selected Financial Data

     The information set forth under the headings "Financial Highlights" on page 2, "Group Financial Record - UK GAAP" on pages 123 to 125 and "Shareholder Information" on page 126 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     B.  Capitalization and Indebtedness

     Not applicable.

     C.  Reason for the Offer and Use of Proceeds

     Not applicable.

     D.  Risk Factors

     The information set forth under the heading "Risk Factors" on pages 134 to 136 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

ITEM 4 - INFORMATION ON THE COMPANY

     A.  History and Development of the Company

     The information set forth under the headings "Additional Information - History and development of the Company" on page 139, "Investments, divestments and capital expenditure" on page 34 and on page 42 and "Financial Statements - Notes relating to the Financial Statements - Note 11 - Tangible Fixed Assets" on page 78, "Financial Statements - Notes relating to the Financial Statements
- Note 26 - Acquisitions of subsidiaries and purchases of minority interests" on page 90 and "Financial Statements - Notes relating to the Financial Statements - Note 28 - Disposals" on page 91 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     B.  Business Overview

     The information (including graphs and tabular data) set forth in the tables "Continuing Operations before Exceptional Items" on page 2, "Sales by therapeutic area $m", "Sales of major products > $500m" and "Sales by geographic area $m" each on page 3, the information (including graphs and tabular data) set forth under the headings "Operational Review" on pages 8 to 28, "Financial Statements - Notes relating to the Financial Statements - Note 10 - Segment Information" on pages 74 to 77 and "Statements of Competitive Position" on the inside front cover of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     C.  Organizational Structure

     The information set forth under the headings "Directors Report" on page 44, "Financial Statements - Notes relating to the Financial Statements - Note 1
- Composition of the Group" on page 65 and "Principal Subsidiaries, Joint Ventures and Associates" on page 112 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     D.  Property, Plants and Equipment

     The information set forth under the headings "Operational Review - Main Facilities" on page 26, "Financial Statements - Notes relating to the Financial Statements - Note 34 - Assets pledged, commitments and contingent liabilities - Environmental costs and liabilities" on page 102, and "Geographic Review - US - Facilities" on page 19 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The information set forth under the headings "Financial Review" on pages 30 to 43, "Operational Review - Research and Development" on page 21, "Operational Review - Intellectual Property" on page 27, and "Financial Statements - Notes relating to the Financial Statements - Note 20 - Financial Instruments" on pages 83 to 86 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     The information in the Company's "Annual Report and Form 20-F 2002" referred to (on page 65) that the Company operates through 235 subsidiaries worldwide, all of which are consolidated in its Financial Statements, and further (on page 34) that the Company's future operating cash flows may be affected by a number of factors that are outlined under the heading "Financial Review - Business events influencing 2002" on pages 30 and 31.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.  Directors and Senior Management

     The information set forth under the headings "Board of Directors" on pages 6 and 7, "Directors' Remuneration Report - Executive Directors' Service Contracts" on page 50, and "Directors' Remuneration Report - External appointments" on page 50 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     B.  Compensation

     The information set forth under the headings "Directors' Remuneration Report" on pages 49 to 54 and "Financial Statements - Notes relating to the Financial Statements - Note 32 - Post-retirement benefits" on pages 93 to 96 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     C.  Board Practices

     The information set forth under the headings "Board of Directors" on pages 6 and 7 and "Directors' Report" on pages 44 to 48 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     D.  Employees

     The information set forth under the headings "Directors' Report - Employees" on pages 47 and 48 and "Financial Statements - Notes relating to the Financial Statements - Note 10 - Segment information - Employees" on page 76 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     E.  Share Ownership

     The information set forth under the headings "Financial Statements - Notes relating to the Financial Statements - Note 33 - Employee costs and share option plans for employees" on pages 97 to 100, "Directors Remuneration Report" on pages 49 to 54 and "Shareholder Information - Title of class" and "- Options to purchase securities from registrant or subsidiaries" on page 129 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.  Major Shareholders

     The information set forth under the heading "Shareholder Information" on page 128 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     B.  Related Party Transactions

     The information set forth under the heading "Financial Statements - Notes relating to the Financial Statements - Note 36 - Statutory and other information" on page 107 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     C.  Interests of Experts and Counsel

     Not applicable.

ITEM 8 - FINANCIAL INFORMATION

     The information set forth in Exhibit 10.2 hereto "Auditor report to the members of AstraZeneca Plc by KPMG Audit Plc" is incorporated in this section by reference. The information (including graphs and tabular data) set forth under the heading "Financial Statements" on pages 55 and 58 to 133 including the information set forth under the subheadings "Notes relating to the Financial Statements", "Principal Subsidiaries, Joint Ventures and Associates", "Additional Information for US investors", "Group Financial Record - UK GAAP", "Group Financial Record - US GAAP" and "Shareholder Information" of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

ITEM 9 - THE OFFER AND LISTING

     A.  Offer and Listing Details

     The information set forth under the heading "Shareholder Information" on pages 126 to 128 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     The high and low prices for the shares of Zeneca Group Plc trading on the London Stock Exchange and Astra AB trading on the Stockholm Stock Exchange for 1998 are set out below.

Zeneca                                                                    1998
Ordinary Shares in issue - millions At period end....................       950
Weighted average for period..........................................       950
Stock Market price - per $0.25 Ordinary Share Highest (pence)........      2759
Lowest (pence).......................................................      1860
At period end (pence)................................................      2617
Earnings per $0.25 Ordinary Share before exceptional items...........     $1.27
Earnings per $0.25 Ordinary Share (basic)............................     $1.25
Earnings per $0.25 Ordinary Share (diluted)..........................     $1.24
Dividends ...........................................................     $0.70
--------------------------------------------------------------------------------

Astra                                                                     1998
Ordinary Shares in issue - millions At period end....................     1,643
Weighted average for period..........................................     1,643
Stock Market price - per Astra A Share Highest (SEK).................       173
Lowest (SEK).........................................................       117
At period end (SEK)..................................................       166
Stock Market price - per Astra B Share Highest (SEK).................       169
Lowest (SEK).........................................................       112
At period end (SEK)..................................................       165
Earnings per Share (SEK).............................................      7.18
Dividends (SEK)......................................................      1.90
--------------------------------------------------------------------------------

     The high and low prices for the shares of AstraZeneca Plc trading on the London, New York and Stockholm Stock Exchanges for January and February, 2003 is set out below.

                    Ordinary LSE               ADS               Ordinary SSE
               ---------------------   --------------------  -------------------
                  High      Low         High     Low          High    Low
         2003     (pence)   (pence)     (US$)    (US$)       (SEK)    (SEK)
-------------- --------- -----------   -------- -----------  -------- ----------
January           21.87     18.20       33.76    27.23        311      251.50
February          21.89     19.80       33.44    28.87        302      262

     B.  Plan of Distribution

     Not applicable.

     C.  Markets

     The information set forth under the heading "Shareholder Information" on pages 126 to 128 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     D.  Selling Shareholders

     Not applicable.

     E.  Dilution

     Not applicable.

     F.  Expenses of the Issue

     Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

     A.  Share Capital

     Not applicable.

     B.  Memorandum and Articles of Association

     The information set forth under the heading "Additional Information - Memorandum and Articles of Association" on page 139 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     C.  Material Contracts

     Not applicable.

     D.  Exchange Controls

     The information set forth under the heading "Shareholder Information - Exchange controls and other limitations affecting security holders" on page 131 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     E.  Taxation

     The information set forth under the heading "Shareholder Information - Taxation for US residents" on pages 130 and 131 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     F.  Dividends and Paying Agents

     Not applicable.

     G.  Statement by Experts

     Not applicable.

     H.  Documents on Display

     The information set forth under the heading "Shareholder Information - Documents on display" on page 129 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

     I.  Subsidiary Information

     Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information (including graphs and tabular data) set forth under the headings "Financial Review - Treasury" on pages 34 and 35 and "Financial Review
- Sensitivity analysis" on pages 35 and 36 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     (a) There has been no material default in payment of principal, interest, a sinking or purchase fund installment, or any other material default with respect to any indebtedness of the Company or any of its significant subsidiaries.

     (b) There have been no arrears in the payment of dividends on, and no material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Company.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

     The information set forth under the heading "Directors' Report - Audit Committee, Internal Controls and Management of Risk - Audit Committee" on page 46 of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.


                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

     The Company has responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

     The information set forth in Exhibit 10.2 hereto "Auditor report to the members of AstraZeneca Plc by KPMG Audit Plc" is incorporated in this section by reference. The information (including graphs and tabular data) set forth under the heading "Financial Statements" on pages 55 and 58 to 133 including the information set forth under the subheadings "Notes relating to the Financial Statements", "Principal Subsidiaries, Joint Ventures and Associates", "Additional Information for US Investors", "Group Financial Record - UK GAAP", "Group Financial Record - US GAAP" and "Shareholder Information" of the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003 is incorporated herein by reference.

ITEM 19 - EXHIBITS

     1.1  Memorandum and Articles of Association.

     4.1 Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.*

     4.2 Amendment to the Agreement for Service between AstraZeneca Plc and Sir T.F.W. McKillop, dated February 4, 2003.

     4.3 Amendment to the Agreement for Service between AstraZeneca Plc and Mr. J.R. Symonds, dated February 4, 2003.

     4.4  Amendment to the Agreement for Service between AstraZeneca Plc and Dr.
          H. Mogren, dated February 4, 2003.

     7.1 Statement explaining calculation of ratio of earnings to fixed charges.

     8.1  List of subsidiaries.

    10.1 Pursuant to Rule 12-b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Form 20-F by reference to the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003, is attached as an exhibit hereto.

----------
*Incorporated into this Form 20-F by reference to Astra AB's Form 6-K, filed on October 16, 1998.

    10.2  Auditor report to the members of AstraZeneca Plc by KPMG Audit Plc

    10.3  Consent of KPMG Audit Plc, independent accountants to the Company.

    10.5  Consent of IMS Health.

                                   SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         AstraZeneca Plc
                                         By: /s/ Adrian C N Kemp
                                             -----------------------------------
                                             Name:   Adrian C N Kemp
                                             Title:  Authorised Signatory


London, England
March 25, 2003

      CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT 2002





I, Thomas Fulton Wilson McKillop, certify that:

1. I have reviewed this annual report on Form 20-F of AstraZeneca Plc;


2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


March 25, 2003




/s/ SIR TOM MCKILLOP

Sir Tom McKillop, Chief Executive AstraZeneca Plc

I, Jonathan Richard Symonds, certify that:

1. I have reviewed this annual report on Form 20-F of AstraZeneca Plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


March 25, 2003




/s/  J.R. SYMONDS

J R Symonds, Chief Financial Officer AstraZeneca Plc

                                 EXHIBIT INDEX

Exhibit
  No.                              Description
-------                            -----------
  1.1     Memorandum and Articles of Association.

  4.1 Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.*

  4.2 Amendment to the Agreement for Service between AstraZeneca Plc and Sir T.F.W. McKillop, dated February 4, 2003.

  4.3 Amendment to the Agreement for Service between AstraZeneca Plc and Mr. J.R. Symonds, dated February 4, 2003

  4.4 Amendment to the Agreement for Service between AstraZeneca Plc and Dr. H. Mogren, dated February 4, 2003.

  7.1 Statement explaining calculation of ratio of earnings to fixed charges.

  8.1     List of subsidiaries.

  10.1 Pursuant to Rule 12-b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Form 20-F by reference to the Company's "Annual Report and Form 20-F 2002" filed as an exhibit to its Report on Form 6-K dated March 10, 2003, is attached as an exhibit hereto.

  10.2    Auditor report to the members of AstraZeneca Plc by KPMG
          Audit Plc.

  10.3 Consent of KPMG Audit Plc, independent accountants to the Company.

  10.5    Consent of IMS Health.


----------
*Incorporated into this Form 20-F by reference to Astra AB's Form 6-K, filed on October 16, 1998.