Form 20-F
period 2003-12-31
ASTRAZENECA PLC
filed 2004-03-12
CIK 901832

As filed with the Securities and Exchange Commission on March 12, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-11960

ASTRAZENECA PLC
(Exact Name of Registrant as Specified in Its Charter)

England
(Jurisdiction of Incorporation or Organization)

15 Stanhope Gate, London W1K 1LN
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one Ordinary Share of 25¢ each	The New York Stock Exchange
Ordinary Shares of 25¢ each	The New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

The number of issued shares of each class of stock of AstraZeneca PLC as of March 12, 2004 was:

Ordinary Shares of 25¢ each: 1,683,517,030 Redeemable Preference Shares of £1 each: 50,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐	Not Applicable

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

     Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2003 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004; and

  the Company’s “Board Announcement ” filed as an exhibit to its Report on Form 6-K dated March 11, 2004.

References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data in the margins are not included unless specifically identified below.

     The information set forth under headings “Use of Terms”, “Cautionary statement regarding forward looking statements”, “Trade Marks”, “Statements of competitive position”, “Statements of growth rates”, and “AstraZeneca website” on the inside front cover of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

PART 1

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3 - KEY INFORMATION

      A. Selected Financial Data

     The information set forth under the headings “Financial Highlights” on page 5, “Group Financial Record – UK GAAP” on pages 124 to 125 and “Shareholder Information” on page 127 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      B. Capitalization and Indebtedness

     The following table sets forth, on a UK GAAP basis, our capitalization and indebtedness as at December 31, 2003.

December 31, 2003

$ million
Creditors due within one year
Short-term borrowings	152
Current installments of loans	–
Other creditors	7,543

7,695

Creditors due after more than one year
Loans	303
Other creditors	52

355
Shareholders’ equity
Called-up share capital	423
Share premium account	449
Capital redemption reserve	23
Merger reserve	433
Other reserves	1,401
Profit and loss account	10,449

Minority equity interests	79

Shareholders’ funds and minority interests	13,257

Total capitalization	21,307

      Notes

      In the period January 1, 2004 to February 29, 2004, the Company issued 433,063 new Ordinary Shares of $0.25 each under its employee share plans and cancelled 7,650,000 Ordinary Shares of $0.25 each following their re-purchase by the Company under its share re-purchase programme. On February 29, 2004, the total number of Ordinary Shares in issue was 1,685,478,009.

      All indebtedness is unsecured.  Guarantees which have been given in the ordinary course of business, for which no security has been given, are not expected to result in any material loss.

      C. Reason for the Offer and Use of Proceeds

      Not applicable.

      D. Risk Factors

     The information set forth under the heading “Risk Factors” on pages 135 to 137 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

ITEM 4 - INFORMATION ON THE COMPANY

      A. History and Development of the Company

     The information set forth under the headings “Additional Information – History and development of the Company” on page 140, “Investments, divestments and capital expenditure” on page 34 and on page 41 and “Financial Statements – Notes to the Financial Statements – Note 9 – Tangible fixed assets” on page 77, “Financial Statements – Notes to the Financial Statements – Note 24 – Acquisitions of subsidiaries and purchases of minority interests” on page 87 and “Financial Statements – Notes to the Financial Statements – Note 25 – Disposal of business operations” on page 88 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      B. Business Overview

     The information (including graphs and tabular data) set forth under the headings “Strategy” on page 8, “Operational Review” on pages 9 to 29, “Financial Statements – Notes to the Financial Statements – Note 8 – Segment information” on pages 75 to 76 and “Statements of Competitive Position” on the inside front cover of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      C. Organizational Structure

     The information set forth under the headings “Directors Report” on page 43 and “Principal Subsidiaries” on page 112 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      D. Property, Plants and Equipment

     The information set forth under the headings “Operational Review – Main Facilities” on page 28 and “Financial Statements – Notes to the Financial Statements – Note 31 – Assets pledged, commitments and contingent liabilities – Environmental costs and liabilities” on page 101 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The information (including graphs and tabular data) set forth under the headings “Financial Review” on pages 31 to 42, “Operational Review – Research and Development” on pages 9 to 29, and “Financial Statements – Notes to the Financial Statements – Note 18 – Financial Instruments” on pages 81 to 84 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. Directors and Senior Management

     The information set forth under the headings “Board of Directors” on pages 6 and 7 and “Directors’ Remuneration Report – External appointments and retention of fees” on page 54 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

     The Company’s “Press Release” filed as an exhibit to its Report on Form 6-K dated March 11, 2004 is incorporated herein by reference.

      B. Compensation

     The information set forth under the headings “Directors’ Remuneration Report” on pages 50 to 59, “Financial Statements – Notes to the Financial Statements – Note 29 – Post-retirement benefits” on pages 90 to 94 and of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      C. Board Practices

     The information set forth under the headings “Board of Directors” on pages 6 and 7, “Directors’ Report” on pages 43 to 48, “Audit Committee’s Report” on pages 48 to 50 and “Directors’ Remuneration Report” on pages 50 to 59 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      D. Employees

     The information set forth under the headings “Directors’ Report – Employees” on page 47 and “Financial Statements – Notes to the Financial Statements – Note 30 – Employee costs and share option plans for employees”

on pages 95 to 99 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

     E. Share Ownership

     The information set forth under the headings “Financial Statements – Notes to the Financial Statements – Note 30 – Employee costs and share option plans for employees” on pages 95 to 99, “Directors Remuneration Report” on pages 50 to 59 and “Shareholder Information – Title of class” and “– Options to purchase securities from registrant or subsidiaries” on pages 129 and 130 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      A. Major Shareholders

     The information set forth under the heading “Shareholder Information – Major Shareholdings” on page 126 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      B. Related Party Transactions

      The information set forth under the heading “Financial Statements – Notes to the Financial Statements – Note 33 – Statutory and other information” on page 107 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      C. Interests of Experts and Counsel

      Not applicable.

ITEM 8 - FINANCIAL INFORMATION

     The information (including graphs and tabular data) set forth under the headings “Financial Statements” on pages 62 to 112 (including the information set forth under the subheading “Notes to the Financial Statements”), “Principal Subsidiaries” on page 112, “Additional Information for US investors” on page 113-123, “Group Financial Record – UK GAAP” on pages 124 and 125, “Group Financial Record – US GAAP” on page 126 and “Shareholder Information” on pages 127 to 134 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

ITEM 9 - THE OFFER AND LISTING

      A. Offer and Listing Details

     The information set forth under the heading “Shareholder Information” on pages 127 to 130 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      B. Plan of Distribution

      Not applicable.

      C. Markets

     The information set forth under the heading “Shareholder Information” on pages 127 to 130 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      D. Selling Shareholders

      Not applicable.

      E. Dilution

      Not applicable.

      F. Expenses of the Issue

      Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

      A. Share Capital

      Not applicable.

      B. Memorandum and Articles of Association

      The information set forth under the heading “Additional Information – Memorandum and Articles of Association” on page 140 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      C. Material Contracts Not applicable.

      D. Exchange Controls

     The information set forth under the heading “Shareholder Information – Exchange controls and other limitations affecting security holders” on page 132 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      E. Taxation

     The information set forth under the heading “Shareholder Information - Taxation for US residents” on page 131 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      F. Dividends and Paying Agents

      Not applicable.

      G. Statement by Experts

      Not applicable.

      H. Documents on Display

     The information set forth under the heading “Shareholder Information – Documents on display” on page 130 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

      I. Subsidiary Information

      Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information (including graphs and tabular data) set forth under the headings “Financial Review - Treasury” on pages 35 and 36, “Financial Review – Sensitivity analysis – 31 December 2003” on page 35 and “Financial Review – Sensitivity analysis – 31 December 2002” on page 35 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

     The information set forth under the heading “Audit Committee’s Report” on pages 48 and 50 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

ITEM 16 – RESERVED

ITEM 16A. – AUDIT COMMITTEE FINANCIAL EXPERT

     The information set forth under the heading “Audit Committee’s Report” on page 48 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

ITEM 16.B – CODE OF ETHICS

     The information set forth under the heading “Directors Report – Code of Conduct” on page 46 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The information set forth under the headings “Audit Committee’s Report” on pages 48 to 50 and “Financial Statements – Notes to the Financial Statements – Note 33 – Statutory and other information” on page 107 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

      The Company has responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

     The information set forth in Exhibit 14.2 hereto “Auditor report to the members of AstraZeneca PLC by KPMG Audit Plc” is incorporated in this section by reference. The information (including graphs and tabular data) set forth under the headings “Financial Statements” on pages 62 to 112 (including the information set forth under the subheading “Notes to the Financial Statements”), “Principal Subsidiaries” on page 112, “Additional Information for US Investors” on pages 113 to 123, “Group Financial Record – UK GAAP” on pages 124 and 125, “Group Financial Record – US GAAP” on page 126 and “Shareholder Information” on pages 127 and 134 of the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004 is incorporated herein by reference.

ITEM 19 - EXHIBITS

1.1	Memorandum and Articles of Association.*

4.1	Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.*

4.2	Amendment to the Agreement for Service between AstraZeneca Plc and Sir T.F.W. McKillop, dated February 4, 2003.*

4.3	Amendment to the Agreement for Service between AstraZeneca Plc and Mr. J.R. Symonds, dated February 4, 2003.*

4.4	Amendment to the Agreement for Service between AstraZeneca Plc and Dr. H. Mogren, dated February 4, 2003.*

7.1	Statement explaining calculation of ratio of earnings to fixed charges.

8.1	List of subsidiaries.

12.1	Certification of Sir Tom McKillop filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of J.R. Symonds filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Sir Tom McKillop and J.R. Symonds furnished pursuant to 17CFR 240.13a-14(b) and 18 U.S.C. 1350.

14.1	Pursuant to Rule 12-b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Form 20-F by reference to the Company’s “Annual Report and Form 20-F Information 2003” filed as an exhibit to its Report on Form 6-K dated February 26, 2004, is attached as an exhibit hereto.

* Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2003.

14.2	Auditor report to the members of AstraZeneca PLC by KPMG Audit Plc.

14.3	Consent of KPMG Audit Plc, independent accountants to the Company.

14.4	Consent of IMS Health.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

By:	/s/ Adrian C N Kemp

	Name:	Adrian C N Kemp
	Title:	Authorised Signatory

London, England
March 12, 2004