Form 20-F
period 2004-12-31
ASTRAZENECA PLC
filed 2005-03-21
CIK 901832

As filed with the Securities and Exchange Commission on March 21, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

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
None

(Title of Class)

The number of issued shares of each class of stock of AstraZeneca PLC as of March 20, 2005 was:

Ordinary Shares of 25¢ each: 1,635,493,816 Redeemable Preference Shares of £1 each: 50,000

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

     Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2004 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005.

     References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data in the margins are not included unless specifically identified below.

     The information set forth under headings “Use of terms”, “Cautionary statement regarding forward-looking statements”, “Trade marks”, “Statements of competitive position”, “Statements of growth rates”, and “AstraZeneca websites” on the inside front cover of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

PART 1

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3 - KEY INFORMATION

     A. Selected Financial Data

     The information set forth under the headings “Financial Highlights” on page 7, “Financial Statements – Notes to the Financial Statements – Note 34 – Called-up share capital of parent company” on page 123, “Group Financial Record – UK GAAP” on pages 136 to 137 and “Shareholder Information” on page 147 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     B. Capitalization and Indebtedness

     Not applicable.

     C. Reason for the Offer and Use of Proceeds

     Not applicable.

     D. Risk Factors

     The information set forth under the heading “Risk Factors” on pages 155 to 157 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

ITEM 4 - INFORMATION ON THE COMPANY

     A. History and Development of the Company

     The information set forth under the headings “Additional Information – History and development of the Company” on page 160, “Investments, divestments and capital expenditure” on pages 40 and 50 to 51, “Financial Statements – Notes to the Financial Statements – Note 9 – Tangible fixed assets” on page 87 and “Financial Statements – Notes to the Financial Statements – Note 24 – Disposal of business operations” on page 97 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     B. Business Overview

     The information (including graphs and tabular data) set forth under the headings “Strategy” on page 10, “Operational Review” on pages 11 to 36, “Financial Statements – Notes to the Financial Statements – Note 8 – Segment information” on pages 85 to 86 and “Statements of competitive position” on the inside front cover of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     C. Organizational Structure

     The information set forth under the headings “Directors’ Report” on page 52 and “Principal Subsidiaries” on page 124 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     D. Property, Plants and Equipment

     The information (including tabular data) set forth under the headings “Operational Review – Main Facilities” on page 33, “Financial Review – Financial position, including cash flow and liquidity – Tangible fixed assets” on page 40, “Financial Statements – Note 30 – Assets pledged, commitments and contingent liabilities – Environmental costs and liabilities” on page 111 and “Financial Statements – Notes to the Financial Statements – Note 9 – Tangible fixed assets” on page 87 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The information (including graphs and tabular data) set forth under the headings “Financial Review” on pages 37 to 51, “Operational Review – Research and Development (R&D)” on page 30, “Financial Statements – Notes to the Financial Statements – Note 18 – Financial instruments” on pages 91 to 94 and “Financial Statements – Notes to the Financial Statements – Note 21 – Reserves” on page 96 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. Directors and Senior Management

     The information set forth under the headings “Board of Directors” on pages 8 and 9 and “Directors’ Remuneration Report – External appointments and retention of fees” on page 64 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     B. Compensation

     The information set forth under the headings “Directors’ Remuneration Report” on pages 60 to 68 and “Financial Statements Notes to the Financial Statements – Note 28 – Post-retirement benefits” on pages 99 to 103 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     C. Board Practices

     The information set forth under the headings “Board of Directors” on pages 8 and 9, “Directors’ Report” on pages 52 to 57, “Audit Committee’s Report” on pages 58 to 59 and “Directors’ Remuneration Report” on pages 60 to 68 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     D. Employees

     The information set forth under the headings “Directors’ Report – Employees” on pages 56 to 57 and “Financial Statements – Notes to the Financial Statements – Note 29 – Employee costs and share option plans for employees – Employee costs” on page 104 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     E. Share Ownership

     The information set forth under the headings “Financial Statements – Notes to the Financial Statements – Note 29 – Employee costs and share option plans for employees” on pages 104 to 108, “Directors’ Remuneration Report” on pages 60 to 68 and “Shareholder Information – Title of class” and “– Options to purchase securities from registrant or subsidiaries” on pages 149 and 150 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. Major Shareholders

     The information set forth under the heading “Shareholder Information – Major Shareholdings” on page 149 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     B. Related Party Transactions

     The information set forth under the headings “Financial Statements – Notes to the Financial Statements – Note 32 – Statutory and other information – Related party transactions” on page 119 and “Shareholder Information – Related party transactions” on page 150 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     C. Interests of Experts and Counsel

     Not applicable.

ITEM 8 - FINANCIAL INFORMATION

     The information (including graphs and tabular data) set forth under the headings “Financial Statements” on pages 72 to 123 (including the information set forth under the subheading “Notes to the Financial Statements”), “Principal Subsidiaries” on page 124, “Additional Information for US Investors” on pages 125 to 135, “Group Financial Record – UK GAAP” on pages 136 and 137, “Group Financial Record – US GAAP” on page 138 and “Shareholder Information” on pages 147 to 154 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

ITEM 9 - THE OFFER AND LISTING

     A. Offer and Listing Details

     The information (including graphs and tabular data) set forth under the heading “Shareholder Information” on pages 147 and 148 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     In addition, the table below sets forth, for the periods indicated, the reported high and low share prices of AstraZeneca PLC, on the following bases:

  for shares listed on the London Stock Exchange (‘LSE’) the reported high and low middle market closing quotations are derived from The Daily Official List;
  for shares listed on the Stockholm Stock Exchange (‘SSE’) the high and low closing sales prices are as stated in the Official List;
  for American Depositary Shares (‘ADS’) listed on the New York Stock Exchange the reported high and low sales are as reported by Dow Jones (ADR quotations).
	Ordinary LSE		ADS		AstraZeneca Ordinary SSE*

	High	Low	High	Low	High	Low
	(pence)	(pence)	(US$)	(US$)	(SEK)	(SEK)

2004 – Quarter 3	2,665	2,265	47.13	41.13	359.5	301
– Quarter 4	2,367	1,863	44.14	35.88	305	237.5

2004			50.85	35.88	374	237.5

2003			49.47	29.98	382	245

2002			52.04	28.00	541	255

2001			51.11	42.60	540	400

2000			52.25	30.79	515	266

* Principally held in bearer form

     B. Plan of Distribution

     Not applicable.

     C. Markets

     The information set forth under the heading “Shareholder Information” on page 148 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     D. Selling Shareholders

     Not applicable.

     E. Dilution

     Not applicable.

     F. Expenses of the Issue

     Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

     A. Share Capital

     Not applicable.

     B. Memorandum and Articles of Association

     The information set forth under the heading “Additional Information – Memorandum and Articles of Association” on page 160 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     C. Material Contracts Not applicable.

     D. Exchange Controls

     The information set forth under the headings “Shareholder Information – Exchange controls and other limitations affecting security holders”, “– UK and US income taxes and tax treaties affecting remittance of dividends”, “– Taxation on capital gains” and “UK inheritance tax” on pages 151 to 152 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     E. Taxation

     The information set forth under the headings “Shareholder Information – Taxation for US residents”, “– UK and US income taxes and tax treaties affecting remittance of dividends”, “– Taxation on capital gains” and “– UK inheritance tax” on pages 151 to 152 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     F. Dividends and Paying Agents

     Not applicable.

     G. Statement by Experts

     Not applicable.

     H. Documents on Display

     The information set forth under the heading “Shareholder Information – Documents on display” on page 151 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     In addition, we file reports and other information with the United States Securities and Exchange Commission (the “SEC”). You can read and copy these reports and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

     I. Subsidiary Information

     Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information (including graphs and tabular data) set forth under the headings “Financial Review – Financial risk management policies” on pages 41 to 43, “Financial Review – Sensitivity analysis – 31 December 2004” and “Financial Review – Sensitivity analysis – 31 December 2003” on page 41 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

     The information set forth under the heading “Audit Committee’s Report” on pages 58 and 59 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

ITEM 16 – RESERVED

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

     The information set forth under the heading “Audit Committee’s Report” on page 58 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

ITEM 16B – CODE OF ETHICS

     The information set forth under the heading “Directors’ Report – Code of Conduct” on page 55 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     The AstraZeneca Code of Conduct and the Finance Code of Conduct are available at www.astrazeneca.com.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The information set forth under the headings “Audit Committee’s Report” on pages 58 to 59 Financial Statements – Notes to the Financial Statements – Note 32 – Statutory and other information” on page 119 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid Per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month # 1
Jan 29 – Jan 31	600,000	£ 26.35	600,000	$ 3.97bn
Month # 2
Feb 1- Feb 29	8,200,000	£ 25.82	8,200,000	$ 3.57bn
Month # 3
Mar 1 - Mar 31	3,700,000	£ 26.45	3,700,000	$ 3.39bn
Month # 4
Apr 1 – Apr 30	–	–	–	$ 3.39bn
Month # 5
May 1 – May 31	3,250,000	£ 25.96	3,250,000	$ 3.24bn
Month # 6
Jun 1 – Jun 30	4,900,000	£ 25.57	4,900,000	$ 3.01bn
Month # 7
Jul 1 - Jul 31	1,900,000	£ 24.33	1,900,000	$ 2.93bn
Month # 8
Aug 1 – Aug 31	5,850,000	£ 24.11	5,850,000	$ 2.67bn
Month # 9
Sept 1 – Sept 30	6,950,000	£ 23.24	6,950,000	$ 2.38bn
Month # 10
Oct 1 – Oct 31	–	–	–	$ 2.38bn
Month # 11
Nov 1 – Nov 30	6,850,000	£ 22.09	6,850,000	$ 2.09bn
Month # 12
Dec 1 – Dec 31	7,900,000	£ 19.65	7,900,000	$ 1.79bn

Total	50,100,000	£ 23.76	50,100,000	$ 1.79bn

On January 29, 2004, the Company announced that the Board had approved a share repurchase program of up to $4 billion to be completed by December 31, 2005. All of the shares included in the above table were repurchased pursuant to this publicly announced program.

PART III

ITEM 17 - FINANCIAL STATEMENTS

     The Company has responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

     The information set forth in Exhibit 14.2 hereto “Report of Independent Registered Public Accounting Firm” is incorporated in this section by reference. The information (including graphs and tabular data) set forth under the headings “Financial Statements” on pages 72 to 123 (including the information set forth under the subheading “Notes to the Financial Statements”), “Principal Subsidiaries” on page 124, “Additional Information for US Investors” on pages 125 to 135, “Group Financial Record – UK GAAP” on pages 136 to 137, “Group Financial Record – US GAAP” on page 138 and “Shareholder Information” on pages 147 to 154 of the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005 is incorporated herein by reference.

     The information set out in these accounts does not constitute the company's statutory accounts under the U.K. Companies Acts for the years ended 31 December 2004 or 2003.  Those accounts have been reported on by the company's auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.  The accounts for 2003 have been delivered to the registrar of companies and those for 2004 will be delivered in due course.

ITEM 19 - EXHIBITS

1.1	Memorandum and Articles of Association.

4.1	Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.*

4.2	Amendment to the Agreement for Service between AstraZeneca PLC and Sir T.F.W. McKillop, dated February 4, 2003.*

4.3	Amendment to the Agreement for Service between AstraZeneca PLC and Mr. J.R. Symonds, dated February 4, 2003.*

4.4	Amendment to the Agreement for Service between AstraZeneca PLC and Dr. H. Mogren, dated February 4, 2003.*

7.1	Statement explaining calculation of ratio of earnings to fixed charges.

8.1	List of subsidiaries.

12.1	Certification of Sir Tom McKillop filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of J.R. Symonds filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Sir Tom McKillop and J.R. Symonds furnished pursuant to 17CFR 240.13a-14(b) and 18 U.S.C. 1350.

14.1	Pursuant to Rule 12-b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Form 20-F by reference to the Company’s “Annual Report and Form 20-F Information 2004” filed as an exhibit to its Report on Form 6-K dated February 25, 2005, is attached as an exhibit hereto.

14.2	Auditor report to the members of AstraZeneca PLC by KPMG Audit Plc.

14.3	Consent of KPMG Audit Plc, independent accountants to the Company.

14.4	Consent of IMS Health.

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
March 21, 2005