Form 20-F
period 2005-12-31
ASTRAZENECA PLC
filed 2006-03-23
CIK 901832

As filed with the Securities and Exchange Commission on March 23, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________
For the transition period from _____________ to ____________

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
None

(Title of Class)

The number of issued shares of each class of stock of AstraZeneca PLC as of March 23, 2006 was:

Ordinary Shares of 25¢ each: 1,576,803,529 Redeemable Preference Shares of £1 each: 50,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes	☒	No	☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	☐	No	☒
Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accredited filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒	accelerated filer☐	Non-accelerated filer☐
Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	☐	No	☐

     Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2005 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 and submitted on March 14, 2006.

     References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data in the margins are not included unless specifically identified below.

     The information set forth under headings “Use of terms”, “Cautionary statement regarding forward-looking statements”, “Trade marks”, “Statements of competitive position”, “Statements of growth rates”, and “AstraZeneca websites” on the inside front cover of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

   A. Selected Financial Data

     The information set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 28—Called up share capital of parent company” on page 128, “Shareholder Information” on page 147, “Group Financial Record—IFRS” on page 145 and “Group Financial Record—US GAAP” on page 146 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   B. Capitalization and Indebtedness

Not applicable.

   C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

     The information set forth under the heading “Risk Factors” on pages 154 to 156 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

ITEM 4 - INFORMATION ON THE COMPANY

   A. History and Development of the Company

     The information set forth under the headings “Additional Information—History and development of the Company” on page 159, “Business Review—Financial position, including cash flow and liquidity—Investments, divestments and capital expenditure” and “—Tangible Fixed Assets” on pages 48 and 58, “Financial Statements—Notes to the Financial Statements—Note 7—Property, plant and equipment” on page 96 and “Financial

Statements—Notes to the Financial Statements—Note 22—Disposal of business operations” on page 106 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   B. Business Overview

     The information (including graphs and tabular data) set forth under the headings “Business Review” on pages 6 to 44, “Financial Statements—Notes to the Financial Statements—Note 6—Segment information” on pages 94 to 95 and “Statements of competitive position” on the inside front cover of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

     On February 14, 2006, the Company announced that it had decided to withdraw the anticoagulant Exanta™ (melagatran / ximelagatran) from the market and terminate its development. The Company estimated that approximately 400 patients were being prescribed the drug for short-term prevention of venous thromboembolism (VTE) following orthopaedic surgery (OS). Two ongoing Exanta™ clinical trials will be discontinued and Exanta™-treated patients switched to other treatments. It is important that patients do not stop Exanta™ treatment without consulting their doctor. Regulatory files in OS and other indications in the US, Europe and elsewhere will now be withdrawn.

     The withdrawal of Exanta™ was triggered by new patient safety data (an adverse event report of serious liver injury) in the EXTEND clinical trial. The trial examined use of Exanta™ in extended VTE prophylaxis in OS up to 35 days post-operatively, and so involved a longer duration of therapy than that approved for marketing. Liver findings had previously been observed during clinical trials of chronic use as referred to in the prescribing information. This new patient report indicated a potential risk of severe liver injury, with an observation of rapid onset of signs and symptoms in the weeks following the end of the 35 days treatment. This specific observation had not previously been made in relation to Exanta™ and indicated that regular liver function monitoring may not mitigate the possible risk. While there was no evidence of a risk of liver injury with approved use up to 11 days, any unapproved use beyond 11 days was a concern. Therefore, in the interests of patient safety, the Company took the precautionary measure of withdrawing Exanta™. The Company has informed regulatory authorities of its decision to withdraw Exanta™ and is now communicating with all prescribers and healthcare professionals to advise them that no new patients should be started on Exanta™.

   C. Organizational Structure

     The information set forth under the headings “Directors’ Report” on page 62 and “Principal Subsidiaries” on page 129 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   D. Property, Plants and Equipment

     The information (including tabular data) set forth under the headings “Business Review—Main Facilities” on page 43, “Business Review—Financial position, including cash flow and liquidity—Tangible fixed assets” on page 48, “Business Review—Environmental Liabilities” on page 41, “Financial Statements—Notes to the Financial Statements—Note 25—Commitments and contingent liabilities—Environmental costs and liabilities” on pages 118 and 119 and “Financial Statements—Notes to the Financial Statements—Note 7—Property, plant and equipment” on page 96 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The information (including graphs and tabular data) set forth under the headings “Business Review—Geographic Review—North America—US” on page 31, “Business Review—Industry Regulation” on pages 43 to 44, “Business Review—Financial Review” on pages 45 to 59, “Business Review—Research and Development (R&D)” on pages 34 and 35, “Financial Statements—Notes to the Financial Statements—Note 13—Interest bearing loans and borrowings” on page 99, “Financial Statements—Notes to the Financial Statements—Note 15—Financial

instruments” on pages 100 to 103, “Financial Statements—Notes to the Financial Statements—Note 19—Reserves—Nature and purpose of other reserves” on page 106 and “Financial Statements—Notes to the Financial Statement—Note 25—Commitments and Contingent Liabilities” (comprising the tabular data and related text) on page 116 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

   A. Directors and Senior Management

     The information set forth under the headings “Board of Directors” on pages 60 and 61 and “Directors’ Remuneration Report—External appointments and retention of fees” on page 74 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   B. Compensation

The information set forth under the headings “Directors’ Remuneration Report” on pages 70 to 80 and “Financial Statements—Notes to the Financial Statements—Note 23—Post-retirement benefits” on pages 107 to 111 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   C. Board Practices

     The information set forth under the headings “Board of Directors” on pages 60 and 61, “Directors’ Report—Board Changes” and “—Election and Re-election of Directors” on page 62, “Directors’ Report—Board Committees” on pages 65 to 66, “Audit Committee’s Report” on pages 68 to 69 and “Directors’ Remuneration Report” on pages 70 to 80 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   D. Employees

     The information set forth under the headings “Directors’ Report—Employees” on page 66 and “Financial Statements—Notes to the Financial Statements—Note 24—Employee costs and share option plans for employees—Employee costs” on page 111 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   E. Share Ownership

     The information set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 24—Employee costs and share option plans for employees” on pages 111 to 115, “Directors’ Remuneration Report —Directors’ Interests in Shares” on pages 77 to 78, “Directors’ Remuneration Report—Share Options” on pages 79 to 80, and “Shareholder Information—Major Shareholdings—Title of class” and “—Options to purchase securities from registrant or subsidiaries” on page 149 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

   A. Major Shareholders

     The information set forth under the heading “Shareholder Information—Major Shareholdings” on pages 148 to 149 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   B. Related Party Transactions

     The information set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 27—Statutory and other information—Related party transactions” on page 127 and “Shareholder Information – Related party transactions” on page 149 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   C. Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

     The information (including graphs and tabular data) set forth under the headings “Business Review—Capitalisation and Shareholder Return—Dividend and share re-purchases” on page 49, “Directors’ Report—Shareholders’ return strategy and purchase of own shares” on page 67, “Financial Statements” on pages 84 to 128 (including the information set forth under the subheading “Notes to the Financial Statements”), Additional Information for US Investors” on pages 130 to 136, “Explanation of Transition to IFRS” on pages 137 to 138, “Group Financial Record—IFRS” on page 145, “Group Financial Record—US GAAP” on page 146 and “Shareholder Information” on pages 147 to 153 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

     Following issuance of the decision that the Toprol-XL™ patents are invalid and unenforceable (discussed under the heading “Financial Statements—Notes to the Financial Statements—Note 25—Commitments and contingent liabilities” on pages 123 to 124 of the Company’s “Annual Report and 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006), AstraZeneca has been served with several putative class action complaints filed in the US District Court for the District of Delaware, and one such action filed in the US District Court for the District of Massachusetts, alleging that AstraZeneca monopolized the market for metoprolol succinate by filing patent litigation against KV, Andrx and Eon asserting invalid and unenforceable patents in violation of US anti-trust laws. The complaints include those by plaintiffs purporting to represent the class of distributors who purchased Toprol-XL™ directly from AstraZeneca at supra-competitive prices; those by plaintiffs purporting to represent the class of consumers who are indirect purchasers of Toprol-XL™ at allegedly supra-competitive prices; and those by plaintiffs purporting to represent the class of third party payers who paid supra-competitive prices for Toprol-XL™. AstraZeneca has appealed the underlying judgment that the patents are invalid and unenforceable to the US Court of Appeals for the Federal Circuit. AstraZeneca also denies the allegations of the anti-trust complaints and will vigorously defend them.

ITEM 9 - THE OFFER AND LISTING

   A. Offer and Listing Details

     The information (including graphs and tabular data) set forth under the heading “Shareholder Information” on pages 147 and 148 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

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

	Ordinary LSE		ADS		Ordinary SSE*

	High (GB pence)	Low (GB pence)	High (US$)	Low (US$)	High (SEK)	Low (SEK)

2005 – Quarter 3	2,668	2,311	49.10	40.68	370.5	319.0
– Quarter 4	2,837	2,485	49.50	44.43	392.0	349.0
2005	2,837	1,861	49.50	34.72	392.0	243.0
2004	2,749	1,863	50.85	35.88	374.0	237.5
2003	2,868	1,820	49.47	29.98	382.0	245.0
2002	3,625	1,799	52.04	28.00	541.0	255.0
2001	3,555	2,880	51.11	42.60	540.0	400.0

*    Principally held in bearer form.

   B. Plan of Distribution

Not applicable.

   C. Markets

     The information set forth under the heading “Shareholder Information” on page 147 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   D. Selling Shareholders

Not applicable.

   E. Dilution

Not applicable.

   F. Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

   A. Share Capital

Not applicable.

   B. Memorandum and Articles of Association

     The information set forth under the heading “Additional Information—Memorandum and Articles of Association” on page 159 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   C. Material Contracts

Not applicable.

   D. Exchange Controls

     The information set forth under the headings “Shareholder Information—Exchange controls and other limitations affecting security holders”, “—Taxation for US residents”, “—UK and US income taxation of dividends”, “—Taxation on capital gains” and “—UK inheritance tax” on pages 150 to 151 of the Company’s

“Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   E. Taxation

     The information set forth under the headings “Shareholder Information—Taxation for US residents”, “—UK and US income taxation of dividends”, “—Taxation on capital gains”, “—UK inheritance tax” and “—UK Stamp Duty reserve tax and stamp duty” on pages 150 to 151 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

   F. Dividends and Paying Agents

Not applicable.

   G. Statement by Experts

Not applicable.

   H. Documents on Display

     The information set forth under the heading “Shareholder Information—Documents on display” on page 150 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

     In addition, we file reports and other information with the United States Securities and Exchange Commission (the “SEC”). You can read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

   I. Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information (including graphs and tabular data) set forth under the headings “Business Review—Financial Review—Financial risk management policies” on pages 50 to 51, “Business Review—Financial Review – Sensitivity analysis—31 December 2005” and “Business Review—Financial Review—Sensitivity analysis—31 December 2004” on page 49 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

     The information set forth under the heading “Audit Committee’s Report” on page 69 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

ITEM 16 – RESERVED

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

     The information set forth under the heading “Audit Committee’s Report” on page 68 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

ITEM 16B – CODE OF ETHICS

     The information set forth under the heading “Directors’ Report— Code of Conduct” on page 65 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

The AstraZeneca Code of Conduct and the Finance Code of Conduct are available at www.astrazeneca.com.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The information set forth under the headings “Audit Committee’s Report” on page 69 Financial Statement—Notes to the Financial Statements—Note 27—Statutory and other information” on page 127 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total number of Shares (or units) purchased(1)	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

Month #1
Jan 1 - Jan 31	-	-	-	$ 3.00 bn
Month #2
Feb 1 - Feb 28	7,250,000	£ 20.84	7,250,000	$ 2.71 bn
Month #3
Mar 1 - Mar 31	4,700,000	£ 21.47	4,700,000	$ 2.52 bn
Month # 4
Apr 1 - Apr 30	-	-	-	$ 2.52 bn
Month #5
May 1 - May 31	7,050,000	£ 23.23	7,050,000	$ 2.22 bn

Period	(a) Total number of Shares (or units) purchased(1)	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

Month #6
Jun 1 - Jun 30	9,525,000	£22.85	9,525,000	$ 1.82 bn
Month #7
Jul 1 - Jul 31	-	-	-	$ 1.82 bn
Month #8
Aug 1 - Aug 31	11,975,000	£ 25.75	11,975,000	$ 1.26 bn
Month #9
Sep 1 - Sep 30	9,300,000	£ 26.33	9,300,000	$ 0.82 bn
Month #10
Oct 1 - Oct 31	2,000,000	£ 24.78	2,000,000	$ 0.73 bn
Month #11
Nov 1 - Nov 30	10,850,000	£ 25.96	10,850,000	$ 0.24 bn
Month #12
Dec 1 - Dec 31	5,000,000	£ 27.16	5,000,000	$ 0.00 bn

Total	67,650,000	£ 24.45	67,650,000	$ 0.00 bn

(1)	On January 29, 2004, the Company announced that the Board had approved a share repurchase program of up to $4 billion to be completed by December 31, 2005. Of this $4 billion, $1.8 billion was completed in 2005 (with the balance of $2.2 billion having been completed in 2004). On July 28, 2005, the Company indicated that the program would increase to a total of $3 billion for 2005. All of the shares included in the above table were repurchased pursuant to this publicly announced program.

PART IIII

ITEM 17 - FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

     The information set forth in Exhibit 15.2 hereto “Report of Independent Registered Public Accounting Firm” is incorporated in this section by reference. The information (including graphs and tabular data) set forth under the headings “Financial Statements” on pages 84 to 128 (including the information set forth under the subheading “Notes to the Financial Statements”), “Principal Subsidiaries” on page 129, “Additional Information for US Investors” on pages 130 to 136, “Explanation of Transition to IFRS” on pages 137 to 138, “Group Financial Record—IFRS” on page 145, “Group Financial Record—US GAAP” on page 146 and “Shareholder Information” on pages 147 to 153 of the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006 is incorporated herein by reference.

      AstraZeneca continues to present certain items as exceptional under IFRS and disclose earnings per share both before and after these items. Items are regarded as exceptional when they are unusual and/or of a non-recurring nature. Such items are so identified when, in the opinion of the Directors, their separate classification is necessary in order for the reader to understand the results of the business fully. There were no such items in 2005.

     The information set out in these accounts does not constitute the company’s statutory accounts under the U.K. Companies Acts for the years ended 31 December 2005, 2004 or 2003. Those accounts have been reported on by the company’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts for 2004 and 2003 have been delivered to the registrar of companies and those for 2005 will be delivered in due course.

     ITEM 19 – EXHIBITS

1.1	Memorandum and Articles of Association.*

4.1	Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.**

4.2	Amendment to the Agreement for Service between AstraZeneca PLC and Mr. J.R. Symonds, dated February 4, 2003.**

4.3	Amendment to the Agreement for Service between AstraZeneca PLC and Dr. H. Mogren, dated February 4, 2003.**

4.4	Agreement for Service between AstraZeneca PLC and John Patterson dated February 14, 2005 (effective as of January 1, 2005).

4.5	Agreement for Service between AstraZeneca PLC and David R. Brennan dated December 16, 2005 (effective as of January 1, 2006).

7.1	Statement explaining calculation of ratio of earnings to fixed charges.

8.1	List of subsidiaries.

12.1	Certification of David R. Brennan filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of J.R. Symonds filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of David R. Brennan and J.R. Symonds furnished pursuant to 17CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1	Pursuant to Rule 12-b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Form 20-F by reference to the Company’s “Annual Report and Form 20-F Information 2005” furnished as an exhibit to its Report on Form 6-K dated March 13, 2006, is attached as an exhibit hereto.

15.2	Report of Independent Registered Public Accounting Firm to the members of AstraZeneca PLC by KPMG Audit Plc.

15.3	Consent of KPMG Audit Plc, Independent Registered Public Accounting Firm.

15.4	Consent of IMS Health.

*	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 21, 2005.

**	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2003.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

By:	/s/ Adrian C N Kemp

Name: Adrian C N Kemp
Title: Authorised Signatory

London, England
March 23, 2006