Form 20-F
period 2006-12-31
ASTRAZENECA PLC
filed 2007-03-27
CIK 901832

As filed with the Securities and Exchange Commission on March 27, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________

For the transition period from _____________ to _____________

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
___________________________
*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

 (Title of Class)

The number of issued shares of each class of stock of AstraZeneca PLC as of March 26, 2007 was:

Ordinary Shares of 25¢ each: 1,517,057,376
Redeemable Preference Shares of £1 each: 50,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
☒ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No
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

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accredited filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☒ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes  ☐ No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2006 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 and submitted on March 6, 2007.

References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data in the margins are not included unless specifically identified below.

The information set forth under the headings “Cautionary statement regarding forward-looking statements” on the inside front cover, “Use of Terms”, “Trade marks”, “Statements of competitive position”, “Statements of growth rates, sales and market data”, “Statements of dates” and “AstraZeneca websites” on the inside back cover and the information on pages 178 to 180 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

PART 1

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The information set forth under the headings “Financial Highlights” on page 6, “Financial Statements—Notes to the Financial Statements—Note 29—Share Capital of Parent Company” (including tabular data) on page 147, the first table that appears under “Shareholder Information” on page 165, “Group Financial Record—IFRS” (including tabular data) on page 163 and “Group Financial Record—US GAAP” (including tabular data) on page 164 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information set forth or referenced under the heading “Risk Factors” on pages 172 to 176 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

The information (including tabular data) set forth under the headings “Additional Information—History and development of the Company” on page 177, “Directors’ Report—Supply—Supply Capability” on page 44, “Directors’ Report—Business Review—Financial Review—Financial position, including cash flow and liquidity—Property, plant and equipment”, “—“Cash Flow” and “—Investments, divestments and capital expenditure”, each on pages 57 and 58 and page 69, “Financial Statements—Notes to the Financial Statements—Note 7—Property, plant and equipment” on pages 110 and 111 and “Financial Statements—Notes to the Financial Statements—Note 22—Acquisitions of business operations” and “Financial Statements—Notes to the Financial Statements—Note 23—Disposal of business operations” on pages 121 to 123 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

B. Business Overview

The information set forth on page 1 and the information (including graphs and tabular data) set forth under the headings “Business Review” on pages 8 to 52, “Financial Statements—Notes to the Financial Statements—Note 6—Segment information” on pages 108 to 109 and “Statements of competitive position” on the inside back cover of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

On March 19, 2007, the Company announced that its collaboration partner AtheroGenics, Inc. revealed first results from the ARISE (Aggressive Reduction of Inflammation Stops Events) phase III clinical outcomes trial which studied AGI-1067, an investigational anti-atherosclerotic agent with antioxidant and anti-inflammatory effects, in patients with coronary artery disease.

The ARISE trial did not meet its primary endpoint of a statistically significant relative risk reduction in a composite cardiovascular endpoint of cardiovascular death, resuscitated cardiac arrest, non-fatal myocardial infarction, non-fatal stroke, use of coronary revascularization and for angina pectoris with objective evidence of ischemia.

AstraZeneca and AtheroGenics will now work together to fully analyze the full data set for AGI-1067, including these first results. After completion of the final analysis, under the terms of the license and collaboration agreement AstraZeneca has a 45-day period in which to decide whether or not to continue with the collaboration.

C. Organizational Structure

The information set forth under the headings “Directors’ Report—Governance—Other Matters—Subsidiaries and principal activities” on page 78 and “Financial Statements—Principal Subsidiaries” on page 148 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

D. Property, Plants and Equipment

The information (including tabular data) set forth under the headings “Directors’ Report—Business Review—Main Facilities” on page 49, “Directors’ Report—Business Review—Financial position, including cash flow and liquidity—Property, plant and equipment” on page 57, “Directors’ Report—Business Review—Managing Risk—Environmental Liabilities” on page 46, “Financial Statements—Notes to the Financial Statements—Note 26—Commitments and contingent liabilities—Environmental costs and liabilities” on pages 135 and 136 and “Financial Statements—Notes to the Financial Statements—Note 7—Property, plant and equipment” on pages 110 and 111 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—Business Review—Geographic Review—North America—US—Medicare Part D Prescription Drug Benefit” on page 34, “Directors’ Report—Business Review—Industry Regulation” on pages 50 to 51, “Directors’ Report—Business Review—Financial Review” on pages 53 to 70, “Directors’ Report—Business Review—Research and Development” on pages 37 to 39, “Financial Statements—Notes to the Financial Statements—Note 13—Interest bearing loans and borrowings” on page 113, “Financial Statements—Notes to the Financial Statements—Note 15—Financial instruments” on pages 115 to 118, “Financial Statements—Notes to the Financial Statements—Note 19—Reserves—Nature and purpose of other reserves” on page 121 and “Financial Statements—Notes to the Financial Statements—Note 26—Commitments and Contingent Liabilities” (comprising the tabular data and related text) on page 133 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth under the headings “Directors’ Report — Board of Directors at 31 December 2006” on pages 80 and 81 and “Directors’ Remuneration Report—External appointments and retention of fees” on page 87 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

B. Compensation

The information set forth under the headings “Directors’ Remuneration Report” on pages 82 to 94 and “Financial Statements—Notes to the Financial Statements—Note 24—Post-retirement benefits” on pages 123 to 128 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

C. Board Practices

The information set forth under the headings “Directors’ Report—Board of Directors at 31 December 2006” on pages 80 and 81, “Directors’ Report—Governance—Board of Directors” on pages 71 to 74, “Directors’ Report—Corporate Governance—The US Sarbanes-Oxley Act of 2002” and “—The New York Stock Exchange” on page 75, “Director’s Report—Chief Executive Officer, the Senior Executive Team and delegation of authority” on pages 77 to 78, and “Directors’ Remuneration Report—Details of Executive Directors’ service contracts at 31 December 2006” (consisting of tabular data) and “Directors’ Remuneration Report—Executive Directors’ service contracts” and “—Position of the Non-Executive Directors” on page 87 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

D. Employees

The information set forth under the headings “Directors’ Report—Business Review—People—Communication” on page 48 and “Financial Statements—Notes to the Financial Statements—Note 25—Employee costs and share option plans for employees—Employee costs” on page 128 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

E. Share Ownership

The information set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 25—Employee costs and share option plans for employees” on pages 128 to 133, “Directors’ Remuneration Report —Directors’ Interests in Shares” on pages 91 to 92, “Directors’ Remuneration Report—Share Options” on pages 93 to 94, and “Shareholder Information—Major Shareholdings—Title of class” and “—Options to purchase securities from registrant or subsidiaries” (consisting of tabular data and related text) on pages 166 and 167 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the heading “Shareholder Information—Major Shareholdings” on pages 166 and 167 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

On February 6, 2007, the Company was informed by Legal & General Investment Management Limited that its interest in the issued Ordinary Share capital of the Company as at that date was 55,993,193 shares (3.65 per cent of the issued Ordinary Share capital at that time).

B. Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 28—Statutory and other information—Related party transactions” on page 146 and “Shareholder Information - Related party transactions” on page 167 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—Business Review—Financial Review—Capitalisation and Shareholder Return—Dividend and share re-purchases” on page 58, “Directors’ Report—Governance—Other Matters—Returns to Shareholders” on pages 78 to 79, “Financial Statements” on pages 98 to 147 (including the information set forth under the subheading “Notes to the Financial Statements”), “Financial Statements—Principal Subsidiaries” on page 148, “Financial Statements—Additional Information for US Investors” on pages 149 to 156, “Group Financial Record—IFRS” on page 163, “Group Financial Record—US GAAP” on page 164 and “Shareholder Information” on pages 165 to 171 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

With respect to the numerous individual personal injury actions involving Seroquel (discussed under the heading “Financial Statements—Notes to the Financial Statements—Note 26—Commitments and contingent liabilities” on page 141 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007), as of March 13, 2007, AstraZeneca was defending a total of 848 served or answered lawsuits involving approximately 8,044 plaintiff groups. In addition, AstraZeneca is aware of over 1,000 additional cases involving Seroquel that have been filed but have not yet been served (an increase of approximately 400 additional cases since the disclosure was provided in the above-referenced report discussion).

On February 26, 2007, lawyers hired by the Pennsylvania Governor’s Office of General Counsel initiated a lawsuit against Eli Lilly & Co., Janssen, L.P. and AstraZeneca in the Philadelphia Court of Common Pleas. In summary, the complaint seeks compensation for costs incurred by the state for the treatment of Medicaid and other public assistance beneficiaries who allegedly developed diabetes, hyperglycemia and other conditions as a result of using atypical antipsychotic medications, including Seroquel, without adequate warning. In addition, the lawsuit seeks reimbursement of payments made by the Pennsylvania Medicaid program for prescriptions that relate to so-called “non-medically accepted indications” and “non-medically necessary uses” of Seroquel. The lawsuit also attempts to state a claim under the state Medicaid Fraud Act.

AstraZeneca will vigorously defend itself in this lawsuit.

On March 1, 2007, AstraZeneca received a letter from the Committee on Oversight and Government Reform of the U.S. House of Representatives “[a]s part of the Committee’s ongoing oversight of the pharmaceutical industry’s research and marketing practices.” The Committee has requested that AstraZeneca provide information relating to Seroquel clinical trials and marketing practices. AstraZeneca will cooperate with the Committee’s inquiry.

With respect to the litigation relating to Crestor in the US (discussed under the heading “Financial Statements—Notes to the Financial Statements—Note 26—Commitments and contingent liabilities” on page 136 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007), out of the seven individual lawsuits that had been served in 2004 and 2005 against AstraZeneca Pharmaceuticals LP and/or AstraZeneca LP, a total of five have now been dismissed. In addition, with respect to the litigation relating to Crestor in Quebec, Canada (discussed under the same heading referred to in the preceding sentence), on March 15, 2007, the Court granted the named plaintiff leave to discontinue the action.

ITEM 9 - THE OFFER AND LISTING

A. Offer and Listing Details

The information (including graphs and tabular data) set forth under the heading “Shareholder Information” on page 165 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

In addition, the table below sets forth, for the periods indicated, the reported high and low share prices of AstraZeneca PLC, on the following bases:

•	for shares listed on the London Stock Exchange (‘LSE’) the reported high and low middle market closing quotations are derived from The Daily Official List;

•	for shares listed on the Stockholm Stock Exchange (‘SSE’) the high and low closing sales prices are as stated in the Official List;

•	for American Depositary Shares (‘ADS’) listed on the New York Stock Exchange the reported high and low sales are as reported by Dow Jones (ADR quotations).

	Ordinary LSE		ADS		AstraZeneca Ordinary SSE*
	High	Low	High	Low	High	Low
	(GB pence)	(GB pence)	(US$)	(US$)	(SEK)	(SEK)
2006 - Quarter 3	3,435	3,101	65.43	56.60	477.0	414.5
- Quarter 4	3,529	2,728	66.37	53.55	484.0	365.5
2006	3,529	2,574	66.37	45.12	484.0	352.5
2005	2,837	1,861	49.50	34.72	392.0	243.0
2004	2,749	1,863	50.85	35.88	374.0	237.5
2003	2,868	1,820	49.47	29.98	382.0	245.0
2002	3,625	1,799	52.04	28.00	541.0	255.0
_______________
* Principally held in bearer form.

B. Plan of Distribution

Not applicable.

C. Markets

The information set forth under the heading “Shareholder Information” on page 165 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Memorandum and Articles of Association” on page 177 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

C. Material Contracts

Not applicable.

D. Exchange Controls

The information set forth under the headings “Shareholder Information—Exchange controls and other limitations affecting security holders” on page 169 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

E. Taxation

The information set forth under the headings “Shareholder Information—Taxation for US residents”, “—UK and US income taxation of dividends”, “—Taxation on capital gains”, “—Passive foreign investment company rules”, “—UK inheritance tax” and “—UK stamp duty reserve tax and stamp duty” on pages 168 to 169 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The information set forth under the heading “Shareholder Information—Documents on display” on page 168 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—Business Review—Financial Review—Financial risk management policies” on pages 60 to 61, “Directors’ Report—Business Review—Financial Review—Sensitivity analysis—31 December 2006” and “Directors’ Report—Business Review—Financial Review—Sensitivity analysis—31 December 2005” on page 59 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

The information set forth under the heading “Financial Statements—Directors’ Report—Governance—Board Committees—Audit Committee” on page 73 (the last paragraph only) and page 74 (the first paragraph only) and “Financial Statements—Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 96 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

Management’s Annual Report on Internal Control over Financial Reporting

As required by US regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Director’s Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 96 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
AstraZeneca PLC:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting that AstraZeneca PLC and subsidiaries (“AstraZeneca”), maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). AstraZeneca’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that AstraZeneca maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, AstraZeneca maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AstraZeneca and subsidiaries as of December 31, 2006, 2005 and 2004 and the related consolidated income statements, consolidated statements of recognized income and expense, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2006 and our report dated February 1, 2007 expressed an unqualified opinion on those financial statements.

/s/ KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London, England
EC4Y 8BB
February 1, 2007

ITEM 16 - RESERVED

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth in the first paragraph under the heading “Directors’ Report—Governance—Board Committees—Audit Committee” on page 72 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

ITEM 16B - CODE OF ETHICS

The information set forth under the heading “Directors’ Report— Governance—Corporate Governance—Code of Conduct” on page 76 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

The AstraZeneca Code of Conduct and the Finance Code of Conduct are available at www.astrazeneca.com.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information (including tabular data) set forth under the heading “Financial Statements—Notes to the Financial Statements—Note 28—Statutory and other information” on page 146 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total number of Shares (or units) purchased(1)	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 Jan 1 - Jan 31	0	—	0	$4.12bn
Month #2 Feb 1 - Feb 28	6,400,000	£26.37	6,400,000	$3.83bn
Month #3 Mar 1 - Mar 31	5,250,000	£29.11	5,250,000	$3.56bn
Month # 4 Apr 1 - Apr 30	0	—	0	$3.56bn
Month #5 May 1 - May 31	15,145,000	£28.72	15,145,000	$2.74bn
Month #6 Jun 1 - Jun 30	4,350,000	£30.19	4,350,000	$2.50bn
Month #7 Jul 1 - Jul 31	2,250,000	£32.35	2,250,000	$2.37bn
Month #8 Aug 1 - Aug 31	10,625,000	£32.49	10,625,000	$1.71bn
Month #9 Sep 1 - Sep 30	8,510,000	£33.26	8,510,000	$1.18bn
Month #10 Oct 1 - Oct 31	7,399,105	£33.77	7,399,105	$0.71bn
Month #11 Nov 1 - Nov 30	9,446,087	£30.48	9,446,087	$0.16bn
Month #12 Dec 1 - Dec 31	2,830,000	£28.92	2,830,000	$0.00bn

Total	72,205,192	£30.59	72,205,192	$0.00bn

_______________
(1)
On February 2, 2006, the Company announced that the Board intended to repurchase shares in 2006 at around the same level as in 2005. On October 26, 2006, the Company announced that share repurchases (net of new issues) for the full year were anticipated to be around $3 billion. On February 1, 2007, the Company announced that share repurchases (net of new issues) for the full year amounted to $3.2 billion. Excluding new issues, share repurchases for the full year amounted to $4.12 billion.

PART III

ITEM 17 - FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

The information set forth in Exhibit 15.2 hereto “Report of Independent Registered Public Accounting Firm” is incorporated in this section by reference. The information (including graphs and tabular data) set forth under the headings “Financial Statements” on pages 98 to 147 (including the information set forth under the subheading “Notes to the Financial Statements”), “Principal Subsidiaries” on page 148 and “Additional Information for US Investors” on pages 149 to 156 of the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007 is incorporated herein by reference.

AstraZeneca continues to present certain items as exceptional under IFRS and disclose earnings per share both before and after these items. Items are regarded as exceptional when they are unusual and/or of a non-recurring nature. Such items are so identified when, in the opinion of the Directors, their separate classification is necessary in order for the reader to understand the results of the business fully. There were no such items in 2006.

The information set out in these accounts does not constitute the company’s statutory accounts under the U.K. Companies Acts for the years ended 31 December 2006, 2005 or 2004.  Those accounts have been reported on by the company’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.  The accounts for 2005 and 2004 have been delivered to the registrar of companies and those for 2006 will be delivered in due course.

ITEM 19 - EXHIBITS

1.1	Memorandum and Articles of Association.*

4.1
Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.**

4.2	Amendment to the Agreement for Service between AstraZeneca PLC and Mr. J.R. Symonds, dated February 4, 2003.**

4.3	Agreement for Service between AstraZeneca PLC and John Patterson dated February 14, 2005 (effective as of January 1, 2005).***

4.4	Agreement for Service between AstraZeneca PLC and David R. Brennan dated December 16, 2005 (effective as of January 1, 2006).***

4.6	Form of Deed of Indemnity for Directors.

7.1	Statement explaining calculation of ratio of earnings to fixed charges.

8.1	List of subsidiaries.

12.1	Certification of David R. Brennan filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of J.R. Symonds filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of David R. Brennan and J.R. Symonds furnished pursuant to 17CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1
Pursuant to Rule 12-b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Form 20-F by reference to the Company’s “Annual Report and Form 20-F Information 2006” furnished as an exhibit to its Report on Form 6-K dated March 6, 2007, is attached as an exhibit hereto.

15.2	Report of Independent Registered Public Accounting Firm to the members of AstraZeneca PLC by KPMG Audit Plc.

15.3	Consent of KPMG Audit Plc, independent registered public accounting firm.

15.4	Consent of IMS Health.
__________________
* Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 21, 2005 (File No. 001-11960).

** Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2003 (File No. 001-11960).

*** Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 23, 2006 (File No. 001-11960).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

By:	/s/ J W Hoskins
	Name:	J W Hoskins
	Title:	Authorised Signatory
London, England
March 27, 2007