Form 20-F
period 2007-12-31
ASTRAZENECA PLC
filed 2008-03-12
CIK 901832

As filed with the Securities and Exchange Commission on March 12, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

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

None

(Title of Class)

The number of issued shares of each class of stock of AstraZeneca PLC as of March 12, 2008 was:

Ordinary Shares of 25¢ each: 1,457,014,156
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

☐ Yes   ☐  No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2007 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated and submitted on March 12, 2008.

References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading.  Graphs and tabular data are not included unless specifically identified below.  Photographs are also not included.

In addition to the information set out below, the information set forth under the headings “Cautionary statement regarding forward-looking statements” on the inside front cover, the information set forth under the headings “Trade marks”, “Use of terms”, “Statements of dates”, “Statements of competitive position”, “Statements of growth rates, sales and market data” and “AstraZeneca websites” on the inside back cover and the information on pages 202 to 204, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The information set forth under the headings “Financial Highlights” on pages 2 and 3, “Financial Statements—Notes to the Financial Statements—Note 30—Share Capital of Parent Company” (including tabular data) on page 176, “Financial Statements—Group Financial Record” (including tabular data) on page 184 and the first table that appears under “Additional Information—Shareholder Information” on page 186, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.  The selected financial data incorporated by reference herein is derived from audited financial statements of the Company and its consolidated entities, prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information set forth or referenced under the heading “Additional Information—Risk” on pages 193 to 199 of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

The information (including tabular data) set forth under the headings “Additional Information—Corporate Information—History and Development of the Company” on page 200, “Directors’ Report—Our Resources, Skills and Capabilities—Supply and Manufacturing—Supply capability” on page 34, “Directors’ Report—Financial Review—Financial Position, Including Cash Flow and Liquidity—Property, plant and equipment”, “—Cash flow” and “—Investments, divestments and capital expenditure” on pages 81 to 83, “Directors’ Report—Financial Review—Acquisition of MedImmune”, on pages 83 and 84, “Financial Statements—Notes to the Financial Statements—Note 8—Property, Plant and Equipment” on pages 131 and 132 and “Financial Statements—Notes to the Financial Statements—Note 24—Acquisitions of Business Operations” on pages 145 to 148, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

B. Business Overview

The information set forth under the heading “AstraZeneca and our Year in Brief” on page 1, the information (including graphs and tabular data) set forth under the headings “Directors’ Report” on pages 8 to 76, “Financial Statements—Notes to the Financial Statements—Note 6—Segment Information” on pages 128 to 129, “Financial Statements—Notes to the Financial Statements—Note 7—Product Sales Information” on page 130 and “Statements of competitive position” on the inside back cover, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

On February 27, 2008, the Company announced that its HORIZON III Phase II/III head-to-head study of RECENTIN (cediranib, AZD2171) with chemotherapy versus bevacizumab (Avastin) with chemotherapy in patients with first line metastatic colorectal cancer (CRC) will be progressing directly into Phase III at 20mg. Patients will also continue to be recruited at 20mg into the first line CRC HORIZON II study of RECENTIN with chemotherapy versus chemotherapy alone.

The HORIZON Independent Data Monitoring Committee (IDMC) conducted a planned end of Phase II (EOP II) review of efficacy and tolerability data from HORIZON I, HORIZON II and HORIZON III. Data from HORIZON I, in second line colorectal cancer, would not by itself have contributed to a positive EOP II decision. However, when combined with a review of data from HORIZON II and III by the IDMC, the IDMC confirmed the HORIZON programme in 1st line CRC could continue and HORIZON II and III had met pre-defined EOP II criteria.

AstraZeneca also announced that the National Cancer Institute of Canada Clinical Trials Group (NCIC-CTG) has informed AstraZeneca that the BR24 Phase II/III study of RECENTIN at 30mg in first line non-small cell lung cancer (NSCLC) will not continue into Phase III following the planned end of Phase II efficacy and tolerability analysis by the study’s Data Safety Monitoring Committee. Although evidence of clinical activity was seen, there appeared to be an imbalance in toxicity and therefore the study was considered not to have met the pre-defined criteria for automatic continuation into Phase III.

AstraZeneca is working in close collaboration with the NCIC-CTG to understand the BR24 data further.

In addition to colorectal and non-small cell lung cancer, the RECENTIN development programme includes trials in recurrent glioblastoma and a number of signal search studies in other tumours.

C. Organizational Structure

The information set forth under the headings “Directors’ Report—Corporate Governance and Managing Risk—Corporate Governance:  Other Matters—Subsidiaries and principal activities” on page 45 and “Financial Statements—Principal Subsidiaries” on page 177, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

D. Property, Plants and Equipment

The information (including tabular data) set forth under the headings “Directors’ Report—Our Resources, Skills and Capabilities—Main Facilities” on page 37, “Directors’ Report—Financial Review—Financial Position, including Cash Flow and Liquidity—Property, plant and equipment” on page 81, “Additional Information—Risk—Industry/Economic Environment Risks—Environmental/occupational health and safety liabilities” on page 196, “Financial Statements—Notes to the Financial Statements—Note 27—Commitments and contingent liabilities—Environmental costs and liabilities” on pages 160 to 161 and “Financial Statements—Notes to the Financial Statements—Note 8—Property, Plant and Equipment” on pages 131 to 132, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—Geographical Review—North America—US—Medicare Part D prescription drug benefit” on page 70, “Directors’ Report—Our Resources, Skills and Capabilities—Sales and Marketing—Price regulation” on pages 31 to 32, “Directors Report—Geographical Review” on pages 69 to 72, “Directors’ Report—Financial Review” on pages 77 to 96, “Directors’ Report—Our Resources, Skills and Capabilities—Research and Development” on pages 23 to 26, “Financial Statements—Notes to the Financial Statements—Note 15—Interest Bearing Loans and Borrowings” on page 135, “Financial Statements—Notes to the Financial Statements—Note 16—Financial Risk Management Objectives and Policies” on pages 136 to 137, “Financial Statements—Notes to the Financial Statements—Note 17—Financial Instruments” on pages 138 to 141, “Financial Statements—Notes to the Financial Statements—Note 21—Reserves—Nature and purpose of other reserves” on page 145 and “Financial Statements—Notes to the Financial Statements—Note 27—Commitments and Contingent Liabilities” on pages 158 to 174, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

On February 28, 2008, the Company announced that, under the provisions of the agreements relating to the restructuring of the AstraZeneca and Merck & Co. joint venture in the United States, AstraZeneca has been informed that Merck has elected not to exercise the First Option related to the relinquishment of Merck’s rights over the products not covered by the Partial Retirement, other than Nexium and Prilosec. As a result of this decision, contingent payments will continue on the products Atacand, Lexxel, Plendil and Entocort until at least 2010, at which time AstraZeneca may exercise this option at the 2008 Appraised Value of approximately $650 million. The Appraised Value also includes rights to certain products that are still in clinical development (AZD6140, AZD3355, AZD0328 and AZD2327). AstraZeneca made contingent payments in respect of the products included in the First Option of $69 million in 2007.

Other aspects of the scheduled termination arrangements will proceed as follows:

•
The Partial Retirement of Merck’s limited partnership interest, under which Merck’s rights in respect of certain products will end. The products covered by the Partial Retirement include Toprol-XL, Pulmicort, Rhinocort and Symbicort. AstraZeneca made contingent payments in respect of these products amounting to $182 million in 2007. AstraZeneca will pay Merck approximately $4.27 billion in respect of the Partial Retirement.

•
A true-up of the Advance Payment, which was triggered at the time of the merger between Astra and Zeneca, under which Merck relinquished all rights, including contingent payment on future sales, to potential Astra products with no existing or pending US patents at the time of the merger, amounting to a payment by Merck to AstraZeneca of approximately $0.24 billion, inclusive of interest.

•	Settlement of the loan note receivable by AstraZeneca from Merck, in the amount of $1.4 billion inclusive of accrued interest.

The combined effects of these three items will be a net cash outflow from AstraZeneca to Merck of approximately $2.63 billion upon settlement during the first quarter 2008.

Further details on the accounting treatment of these events from the Company’s perspective will be provided in conjunction with the Q1 2008 earnings announcement on April 24, 2008.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth under the headings “Directors’ Report — Board of Directors at 31 December 2007” on pages 18 and 19 and “Remuneration Report—Directors’ Remuneration report—Executive Directors’ and Senior Executive Team’s Remuneration and Terms of Employment—Policy on external appointments and retention of fees” on page 105, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

On February 18, 2008, the Company announced the appointment of Jean-Philippe Courtois to the Board of Directors as a Non-Executive Director with immediate effect. Jean-Philippe Courtois, age 47, is President of Microsoft International and a Senior Vice-President of Microsoft Corporation, having joined Microsoft in 1984.  He has previously served as Chief Executive Officer and President of Microsoft Europe, Middle East and Africa.

B. Compensation

The information set forth under the headings “Remuneration Report” on pages 98 to 114, “Financial Statements—Notes to the Financial Statements—Note 25—Post-Retirement Benefits” on pages 148 to 153, “Financial Statements—Notes to the Financial Statements—Note 26—Employee Costs and Share Option Plans for Employees” on pages 153 to 158 and “Financial Statements—Notes to the Financial Statements—Note 29—Statutory and Other Information—Key management personnel compensation” on page 175, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

C. Board Practices

The information set forth under the headings “Directors’ Report—Business Organisation—Board of Directors at 31 December 2007” on pages 18 to 19, “Directors’ Report—Corporate Governance and Managing Risk—Corporate Governance: Operation of the Board of Directors” and “—Corporate Governance and Managing Risk—Corporate Governance:  Operation of Board Committees” on pages 38 to 42, “—Corporate Governance and Managing Risk—Corporate Governance: Principal UK and US Governance Requirements—The US Sarbanes-Oxley Act of 2002” and “—The New York Stock Exchange” each on page 43, “Business Report—Business Organisation—Chief Executive Officer and Delegation of Authority” and “—Senior Executive Team” each on page 20, and “Directors’ Remuneration Report—Executive Director’s and Senior Executive Team’s Remuneration and Terms of Employment—Details of Executive Directors’ service contracts at 31 December 2007” (consisting of tabular data), “—Service contracts” and “—Non-Executive Directors”, each on page 105, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

D. Employees

The information set forth under the headings “Directors’ Report—Our Resources, Skills and Capabilities—People—Communication and dialogue” and “—Employee relations”, each on page 36 and “Financial Statements—Notes to the Financial Statements—Note 26—Employee Costs and Share Option Plans for Employees” (including the tabular data) on pages 153 to 158, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

E. Share Ownership

The information set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 26—Employee Costs and Share Option Plans for Employees” on pages 153 to 158, “Remuneration Report—Directors’ Remuneration Report—Variable Remuneration” (including tabular data) on pages 102 to 105, “Remuneration Report—Directors’ Remuneration Report—Directors’ Interests in Shares” on pages 110 to 112, “Remuneration Report—Directors’ Remuneration Report—Share Options” on page 113, “—Directors’ Remuneration Report—Gains by Directors on Exercise of Share Options” on page 114, and “Additional Information—Shareholder Information—Major Shareholdings—Title of class” and “—Options to Purchase Securities from Registrant or Subsidiaries” (consisting of tabular data and related text), both on page 188, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the heading “Additional Information—Shareholder Information—Major Shareholdings” on pages 187 to 188 of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

B. Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 29—Statutory and Other Information—Related party transactions” on page 175 and “Additional Information—Shareholder Information—Related Party Transactions” on page 188, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—Financial Review—Capitalisation and Shareholder Return—Dividend and share re-purchases” on page 84, “Directors’ Report—Corporate Governance and Managing Risk—Corporate Governance: Other Matters—Returns to shareholders” on pages 45 to 46, “Financial Statements” on pages 118 to 176 (including the information set forth under the subheading “Notes to the Financial Statements”), “Financial Statements—Principal Subsidiaries” on page 177, “Financial Statements—Group Financial Record” on page 184, and “Additional Information—Shareholder Information” on pages 186 to 192, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

B.  Significant Changes

Since the publication of the Company’s Annual Report and Form 20-F Information 2007, the Company has become aware of certain developments with respect to currently pending litigation involving the Company and/or its affiliates, as described in more detail below.

Average Wholesale Price Class Action Litigation

A verdict was reached in February, 2008 in the Montgomery County Circuit Court awarding $40 million in compensatory damages and $175 million in punitive damages for alleged false and misleading reporting of prices for drugs reimbursed by the Alabama State Medicaid Agency in the US.

The Company was among 73 pharmaceutical manufacturers named in a lawsuit filed in 2005 by the Alabama Attorney General, alleging that misleading and false reported prices had caused Alabama Medicaid to reimburse pharmacists too much money on prescriptions filed for Medicaid patients.

The Company considers the lawsuit to be legally and factually unfounded, and believes that serious errors occurred during the proceedings and that the verdict should not be upheld.  The Company believes that it has fully complied with the law, government guidelines and contracts that govern Medicaid pricing.

The Company announced on February 22, 2008 that it intends to seek reconsideration or reversal of the verdict through appeal, in which it is confident that it will prevail and so no provision has been made for these awards.

The information set forth under the heading “Financial Statements—Notes to the Financial Statements—Commitments and Contingent Liabilities—Average Wholesale Price Class Action Litigation” at page 171 of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

Patent Litigation (Seroquel)

On March 12, 2008, the Company announced that a trial date has been set for patent litigation in the US District Court for the District of New Jersey against Teva Pharmaceutical Industries Ltd. (‘Teva’) and Sandoz, Inc. (‘Sandoz’) alleging infringement of AstraZeneca’s patent as a result of Teva’s and Sandoz’s filings of Abbreviated New Drug Applications (‘ANDAs’). The ANDAs seek approval to market generic versions of Seroquel (quetiapine fumarate tablets) in the US before Seroquel’s patent expires in 2011.  The US District Court for the District of New Jersey has set a date for trial beginning on 11 August 2008.

The information set forth under the heading “Financial Statements—Notes to the Financial Statements—Commitments and Contingent Liabilities—Seroquel (quetiapine fumarate)—Patent Litigation” at pages 168 and 169 of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

ITEM 9 - THE OFFER AND LISTING

A. Offer and Listing Details

The information (including graphs and tabular data) set forth under the heading “Additional Information—Shareholder Information” on page 186 of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

In addition, the table below sets forth, for the periods indicated, the reported high and low share prices of AstraZeneca PLC, on the following bases:

•	for shares listed on the London Stock Exchange (‘LSE’) the reported high and low middle market closing quotations are derived from The Daily Official List;

•	for shares listed on the Stockholm Stock Exchange (‘SSE’) the high and low closing sales prices are as stated in the Official List;

•	for American Depositary Shares (‘ADS’) listed on the New York Stock Exchange the reported high and low sales are as reported by Dow Jones (ADR quotations).

	AstraZeneca
	Ordinary LSE		ADS		Ordinary SSE(1)
	High	Low	High	Low	High	Low
	(GB pence)	(GB pence)	(US$)	(US$)	(SEK)	(SEK)
2007 – Quarter 4	2,606	2,090	52.97	42.21	343.5	271.0
2007 – Quarter 3	2,793	2,200	56.60	44.62	379.5	310.5
2007	2,991	2,090	59.47	42.21	415.5	271.0
2006	3,529	2,574	66.37	45.12	484.0	352.5
2005	2,837	1,861	49.50	34.72	392.0	243.0
2004	2,749	1,863	50.85	35.88	374.0	237.5
2003	2,868	1,820	49.47	29.98	382.0	245.0

(1)	Principally held in bearer form.

B. Plan of Distribution

Not applicable.

C. Markets

The information set forth under the heading “Additional Information—Shareholder Information” on page 186 of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Corporate Information—Memorandum and Articles of Association” on page 200 of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

C. Material Contracts

Not applicable.

D. Exchange Controls

The information set forth under the headings “Additional Information—Shareholder Information—Exchange Controls and Other Limitations Affecting Security Holders” on page 190 of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

E. Taxation

The information set forth under the headings “Additional Information—Shareholder Information—Taxation for US Residents”, “—UK and US Income Taxation of Dividends”, “—Taxation on Capital Gains”, “—Passive Foreign Investment Company Rules”, “—UK Inheritance Tax” and “—UK Stamp Duty Reserve Tax and Stamp Duty” on pages 189 to 190 of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The information set forth under the heading “Additional Information—Shareholder Information—Documents on Display” on page 189 of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—Financial Review—Financial Risk Management Policies” on pages 85 to 86, “—Financial Review—Capitalisation and Shareholder Return—Sensitivity analysis—31 December 2007” and “—Financial Review—Capitalisation and Shareholder Return—Sensitivity analysis—31 December 2006”, both on page 85, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

The information set forth under the heading “Directors’ Report—Corporate Governance and Managing Risk—Corporate Governance: Operation of Board Committees—Audit Committee” on page 41 (the last three paragraphs of the “Audit Committee” section only), “—Corporate Governance: Principal UK and US Governance Requirements—Internal Controls, Risk Management and Turnbull Report Guidance” on pages 42 to 43 and “Financial Statements—Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 116, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

Management’s Annual Report on Internal Control over Financial Reporting

As required by US regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control.  In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Director’s Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 116 of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
AstraZeneca PLC:

We have audited AstraZeneca PLC’s (“AstraZeneca”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  AstraZeneca’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AstraZeneca maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AstraZeneca as of December 31, 2007, 2006 and 2005, and the related consolidated income statements, consolidated statements of recognized income and expense, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2007, and our report dated January 31, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London
EC4Y 8BB
January 31, 2008

ITEM 16 – RESERVED

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth in the first paragraph under the heading “Directors’ Report—Corporate Governance and Managing Risk—Corporate Governance: Operation of Board Committees—Audit Committee” on pages 39 and 40 and “—Board Committee Membership” (consisting of tabular data) at page 41, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

ITEM 16B – CODE OF ETHICS

The information set forth under the heading “Directors’ Report— Corporate Governance and Managing Risk—Corporate Governance: Principal UK and US Governance Requirements—Code of Conduct” on page 44 of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

The AstraZeneca Code of Conduct and the Finance Code of Conduct are available at www.astrazeneca.com.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information (including tabular data) set forth under the heading “Financial Statements—Notes to the Financial Statements—Note 29—Statutory and Other Information” on page 175 and “Directors’ Report—Corporate Governance and Managing Risk—Corporate Governance: Operation of Board Committees—Audit Committee” on page 40, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total number of Shares (or units) purchased(1)	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 Jan 1 - Jan 31	0	£0	0	$4.17bn
Month #2 Feb 1 - Feb 28	7,058,572	£29.19	7,058,572	$3.76bn
Month #3 Mar 1 - Mar 31	14,058,731	£28.28	14,058,731	$2.99bn
Month # 4 Apr 1 - Apr 30	8,760,501	£27.86	8,760,501	$2.50bn

Period	(a) Total number of Shares (or units) purchased(1)	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #5 May 1 - May 31	4,950,000	£26.96	4,950,000	$2.23bn
Month #6 Jun 1 - Jun 30	4,204,000	£26.22	4,204,000	$2.01bn
Month #7 Jul 1 - Jul 31	5,715,137	£26.56	5,715,137	$1.70bn
Month #8 Aug 1 - Aug 31	9,419,812	£24.17	9,419,812	$1.24bn
Month #9 Sep 1 - Sep 30	7,446,255	£23.99	7,446,255	$0.88bn
Month #10 Oct 1 - Oct 31	5,303,369	£24.90	5,303,369	$0.60bn
Month #11 Nov 1 - Nov 30	9,575,000	£22.16	9,575,000	$0.16bn
Month #12 Dec 1 - Dec 31	3,436,000	£22.84	3,436,000	$0.00bn
Total	79,927,377	£25.77	79,927,377	$0.00bn

(1)           On February 1, 2007, the Company announced that the Board had targeted share repurchases (net of shares issued) of $4 billion for 2007.  On January 31, 2008, the Company announced that share repurchases for the full year amounted to $4.17 billion.

PART III

ITEM 17 - FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

The information set forth in Exhibit 15.2 hereto “Report of Independent Registered Public Accounting Firm to the members of AstraZeneca PLC by KPMG Audit Plc” is incorporated in this section by reference.  The information (including graphs and tabular data) set forth under the headings “Financial Statements” on pages 118 to 176 (including the information set forth under the subheading “Notes to the Financial Statements” on pages 124 to 176) and “Principal Subsidiaries” on page 177, in each case of the Company’s “Annual Report and Form 20-F Information 2007” included as exhibit 15.1 to this Form 20-F dated March 12, 2008 is incorporated by reference.

The information set out in the above-referenced financial statements does not constitute the company’s statutory accounts under the U.K. Companies Acts for the years ended December 31, 2007, 2006 or 2005.  Those accounts have been reported on by the company’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.  The accounts for 2006 and 2005 have been delivered to the Registrar of Companies and those for 2007 will be delivered in due course.

ITEM 19 – EXHIBITS

1.1	Memorandum and Articles of Association.(1)

4.1
Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.(2)

4.2	Agreement for Service between AstraZeneca PLC and Simon Lowth, dated September 27, 2007.

4.3	Agreement for Service between AstraZeneca PLC and John Patterson dated February 14, 2005 (effective as of January 1, 2005).(3)

4.4	Agreement for Service between AstraZeneca PLC and David R. Brennan dated December 16, 2005 (effective as of January 1, 2006).(3)

4.6	Form of Deed of Indemnity for Directors.(4)

7.1	Statement explaining calculation of ratio of earnings to fixed charges.

8.1	List of subsidiaries.

12.1	Certification of David R. Brennan filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Simon Lowth filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of David R. Brennan and Simon Lowth furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1	Annual Report and 20-F Information.(5)

15.2	Report of Independent Registered Public Accounting Firm to the members of AstraZeneca PLC by KPMG Audit Plc.

15.3	Consent of KPMG Audit Plc, independent registered public accounting firm.

15.4	Consent of IMS Health.

15.5	Consent of Bureau Veritas HS&E Ltd.

(1)   Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 21, 2005 (File No. 001-11960).

(2)   Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2003 (File No. 001-11960).

(3)   Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 23, 2006 (File No. 001-11960).

(4)   Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 27, 2007 (File No. 001-11960).

(5)   Certain of the information included within exhibit 15.1, which is provided pursuant to Rule 12b- 23(a) (3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20- F, as specified elsewhere in this Form 20-F.  With the exception of the items and pages so specified, the Annual Report and Form 20-F Information is not deemed to be filed as part of this Annual Report on form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

By:	/s/ J W Hoskins
	Name:	J W Hoskins
	Title:	Authorised Signatory
London, England
March 12, 2008