Form 20-F
period 2008-12-31
ASTRAZENECA PLC
filed 2009-03-17
CIK 901832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Adrian Kemp
AstraZeneca PLC
15 Stanhope Gate, London W1K 1LN
Telephone: +44 20 7304 5103
(Name, Telephone and Address of Company Contact Person)

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

None

(Title of Class)

The number of issued shares of each class of stock of AstraZeneca PLC as of March 17, 2009 was:

Ordinary Shares of 25¢ each: 1,447,644,517
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

 ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accredited filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

    ☐ Item 17  ☐ Item 18

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

 ☐ Yes  ☐ No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2008 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated and submitted on March 17, 2009.

References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading.  Graphs and tabular data are not included unless specifically identified below.  Photographs are also not included.

In addition to the information set out below, the information set forth under the headings “Cautionary statement regarding forward-looking statements”, “Inclusion of reported, constant exchange rate and core financial measures”, “Statements of competitive position, growth rates and sales”, “AstraZeneca websites” and “External/third party websites” on page 1, “Trade marks”, “Use of terms” and “Statements of dates” on the inside back cover, “Definitions and Interpretation” on page 196, “Cross-Reference to Form 20-F” on page 198 and “Glossary” on pages 199 to 200, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

PART 1

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The information (including graphs and tabular data) set forth under the headings “AstraZeneca and our Year in Brief—Financial Highlights” on page 2, “Directors’ Report—Reporting our Performance – Financial” on page 15, “Financial Statements—Notes to the Financial Statements—Note 20—Share Capital of Parent Company” on page 129, “Group Financial Record” on page 172 and the first table that appears under “Additional Information—Shareholder Information” on page 190, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.  The selected financial data incorporated by reference herein is derived from audited financial statements of the Company and its consolidated entities, prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board, included in the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009.

The following tables show certain information regarding the exchange rate for pounds sterling, for the periods and dates indicated through February 28, 2009, based on the Noon Buying Rate certified by the New York Federal Reserve Bank (the “Noon Buying Rate”) for customs purposes for pounds sterling expressed in US dollars per £1.00, and, for the periods and dates indicated from March 1, 2009 to March 6, 2009 and for the yearly average data for 2009, based on the Bloomberg Foreign Exchange Fixings Rate (the “BFIX Rate”) at noon expressed in US dollars per £1.00, unless otherwise specified.

The noon exchange rate, based on the BFIX Rate, as at March 6, 2009, the latest practicable date for which exchange rate data was available, was £1.00 = $1.41.

	March 2009 (to March 6)	February 2009	January 2009	December 2008	November 2008	October 2008	September 2008
High	1.42	1.49	1.53	1.55	1.62	1.78	1.86
Low	1.41	1.42	1.37	1.44	1.48	1.55	1.75
Monthly Average (through March 6, 2009)(1)	1.41	1.44	1.45	1.49	1.53	1.69	1.80

	2009 (to March 6)	2008	2007	2006	2005	2004
Yearly Average(2)	1.44	1.84	2.01	1.86	1.81	1.84

(1)           Average of the Noon Buying Rate (or the BFIX Rate, in the case of March, 2009), on the last available date of publication within the relevant month.
(2)           Average of the Noon Buying Rate on the last day of each full month during the period (or, in the case of 2009, the BFIX Rate on the last available date of publication within the relevant month).

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information set forth or referenced under the heading “Directors’ Report—Risk—Principal Risks and Uncertainties” on pages 76 to 82 of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

The information (including tabular data) set forth under the headings “Additional Information—Corporate Information—History and Development of the Company” on page 197, “Directors’ Report—Resources, Skills and Capabilities—Our Resources” and “—Supply and Manufacturing” on pages 18 (third paragraph only) and 27 respectively, “Directors’ Report—Financial Position, including Cash Flow and Liquidity – 2008—Property, plant and equipment” and “—Cash flow”, on pages 35 and 36, respectively, “Directors’ Report— Financial Position, including Cash Flow and Liquidity – 2007—Investments, divestments and capital expenditure” on page 41, “Financial Statements—Notes to the Financial Statements—Note 7—Property, Plant and Equipment” on pages 114 and 115 and “Financial Statements—Notes to the Financial Statements—Note 22—Acquisitions of Business Operations” on pages 130 to 133, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

B. Business Overview

The information (including graphs and tabular data) set forth under the headings “AstraZeneca and our Year in Brief” on pages 2 to 3, “Directors’ Report” on pages 8 to 30 (excluding the “Expanding Patient Populations” graphic and the first and third paragraphs under the heading “Expanding Patient Population, on page 10) and pages 48 to 73, “Financial Statements—Notes to the Financial Statements—Note 5—Segment Information” and “—Note 6—Product Revenue Information” on pages 111 to 113, and “Statements of competitive position, growth rates and sales” on page 1, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

FDA Approves Symbicort for COPD

On March 2, 2009, the Company announced that the U.S. Food and Drug Administration (FDA) has approved SYMBICORT (budesonide/formoterol fumarate dihydrate) 160/4.5 mcg for the twice daily maintenance treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and emphysema.

The FDA approval is based on results from two pivotal clinical trials, SHINE (6-month) and SUN (12-month), which found SYMBICORT improved lung function within five minutes of the first dose and sustained that lung function improvement for the duration of the studies. SYMBICORT pMDI (pressurized metered-dose inhaler) has been available in the U.S. since June, 2007 for the long-term maintenance treatment of asthma in patients 12 years of age and older.

Seroquel XR – FDA Complete Response Letter and Psychopharmacologic Drugs Advisory Committee

On February 27, 2009, the Company announced that it had received a Complete Response Letter (CRL) from the FDA asking for additional information for the supplemental New Drug Application (sNDA) for SEROQUEL XR (quetiapine fumarate) Extended Release Tablets for the treatment of Generalised Anxiety Disorder (GAD) in adult patients.  AstraZeneca is evaluating the contents of the CRL and the proposed labelling revisions.

On February 25, 2009, the Company announced that it had been advised by the FDA that the FDA Psychopharmacologic Drugs Advisory Committee (PDAC) is tentatively scheduled to meet on April 8, 2009, to discuss the safety and efficacy of sNDAs for SEROQUEL XR proposed for the treatment of major depressive disorder (MDD) and GAD.

Partnership with MAP Pharmaceuticals – Unit Dose Budesonide

On February 23, 2009, MAP Pharmaceuticals, Inc. announced that its initial Phase III clinical trial of Unit Dose Budesonide (UDB) for the potential treatment of children with asthma did not meet its co-primary endpoints: asthma control as assessed by changes from baseline in night-time and daytime composite symptom scores, in either of the doses evaluated when compared with placebo.

The Company and MAP Pharmaceuticals announced, in December, 2008, an exclusive worldwide agreement to develop and commercialise UDB, MAP Pharmaceuticals’ proprietary nebulised formulation of budesonide. This agreement is subject to review in the United States under the U.S. Hart-Scott-Rodino Act and becomes effective after the waiting period has ended.  The Company intends to work with MAP Pharmaceuticals to conduct further analyses of these data to determine appropriate next steps for the programme.

Primary Endpoint for PN 400 Phase III Clinical Programmes

On January 29, 2009, the Company announced that its co-development partner for the investigational compound PN 400, POZEN Inc., has been informed that the FDA has completed its internal discussions and that there is no change to the previous agreements that gastric ulcer incidence is an acceptable primary endpoint for the PN 400 Phase III clinical programmes.  In October, the FDA had announced that they were conducting an internal review on the acceptability of gastric ulcers as a primary endpoint in clinical studies.

C. Organizational Structure

The information set forth under the headings “Directors’ Report—Other Matters—Other Company Disclosures and Information—Subsidiaries and principal activities” on page 94 and “Financial Statements—Principal Subsidiaries” on page 164, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

D. Property, Plants and Equipment

The information (including tabular data) set forth under the headings “Directors’ Report—Research and Development—Our Resources” on pages 17 and 18, “Directors’ Report—Financial Review—Financial Position,

including Cash Flow and Liquidity – 2008 —Property, plant and equipment” and “—Financial Position, including Cash Flow and Liquidity – 2007—Property, plant and equipment”, on pages 35 and 40, respectively, “Directors’ Report—Risk—Principal Risks and Uncertainties—Industry/Economic Environment Risks—Environmental/occupational/health and safety liabilities” on page 79, “Financial Statements—Notes to the Financial Statements—Note 25—Commitments and contingent liabilities—Environmental costs and liabilities” on pages 146 to 147 and “Financial Statements—Notes to the Financial Statements—Note 7—Property, Plant and Equipment” on pages 114 to 115, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—World Pharmaceutical Markets” (comprising first table only) on page 9, “Directors’ Report—Financial Review” on pages 31 to 47, “Directors Report—Geographical Review” on pages 48 to 52, “Directors’ Report—Therapy Area Review—Sales by Therapy Area” (comprising final tabular data only) on page 53, “Directors’ Report—Therapy Area Review—Our Financial Performance” (comprising tabular data only) on pages 55, 58, 60, 62, 65 and 68, “Directors’ Report—Therapy Area Review—Financial Performance 2008/2007” on pages 56, 58, 60, 63, 66 and 69, “Directors’ Report—Resources, Skills and Capabilities—Research and Development” on pages 17-21, “Financial Statements—Notes to the Financial Statements—Note 14—Interest Bearing Loans and Borrowings” on page 119, “Financial Statements—Notes to the Financial Statements—Note 16—Financial Instruments” on pages 122 to 126, “Financial Statements—Notes to the Financial Statements—Note 19—Capital and Reserves—Other reserves” on page 128 and “Financial Statements—Notes to the Financial Statements—Note 25—Commitments and Contingent Liabilities” on pages 144 to 162, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth under the headings “Directors’ Report—Business Organisation and Corporate Governance—Board of Directors at 31 December 2008” on pages 84 and 85, “—Chief Executive Officer, Delegation of Authority and Senior Executive Team—Senior Executive Team” on page 86 and “Remuneration Report—Directors’ Remuneration Report—Variable Remuneration—Policy on external appointments and retention of fees” on page 181, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

On February 27, 2009, the Company announced that Håkan Mogren, Non-Executive Deputy Chairman, will retire from the Company’s Board of Directors at the close of the Company’s AGM on April 30, 2009.

B. Compensation

The information (including graphs and tabular data) set forth under the headings “Remuneration Report—Directors’ Remuneration Report” on pages 174 to 188, “Financial Statements—Notes to the Financial Statements—Note 23—Post-Retirement Benefits”, “—Note 24—Employee Costs and Share Option Plans for Employees” and “—Note 27—Statutory and Other Information—Key management personnel compensation”, on pages 133 to 138, 138 to 143, and 163, respectively, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

C. Board Practices

The information set forth under the headings “Directors’ Report—Business Organisation and Corporate Governance—Board of Directors at 31 December 2008” and “—Chief Executive Officer, Delegation of Authority

and Senior Executive Team—Senior Executive Team”, on pages 84 to 86, “—Operation of the Board of Directors” and “—Operation of Board Committees” on pages 87 to 91, “—Principal UK and US Governance Requirements—UK Corporate Governance Requirements” and “—US Corporate Governance Requirements” on pages 91 to 93, and “Directors’ Remuneration Report—Executive Directors’ and Senior Executive Team’s Remuneration and Terms of Employment—Details of Executive Directors’ Service Contracts at 31 December 2008” (consisting of tabular data), “—Service contracts” and “—Non-Executive Directors”, each on page 181, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

D. Employees

The information set forth under the headings “Directors’ Report—Resources, Skills and Capabilities—People” (comprising the graphical data and first paragraph only) on page 28, “—Communication and Dialogue” on pages 28 to 29 and “Financial Statements—Notes to the Financial Statements— Note 24—Employee Costs and Share Option Plans for Employees” (including the tabular data) on pages 138 to 143, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

E. Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Financial Statements— Note 24—Employee Costs and Share Option Plans for Employees” on pages 138 to 143, “Remuneration Report— Directors’ Remuneration Report —Directors’ Interests in Shares” on pages 185 to 188, and “Additional Information—Shareholder Information—Major Shareholdings—Title of class” and “—Shareholder Information—Options to Purchase Securities from Registrant or Subsidiaries” (consisting of tabular data and related text), both on page 192, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the heading “Additional Information—Shareholder Information—Major Shareholdings” on pages 191 to 192 of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

B. Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 27—Statutory and Other Information—Related Party Transactions” on page 163 and “Additional Information—Shareholder Information—Related Party Transactions” on page 192, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—Financial Review—Capitalisation and Shareholder Return—Dividend and Share Re-Purchases” on page 37, “Directors’ Report—Business Organisation and Corporate Governance—Other Matters—Distributions to shareholders” on page 95, “Financial Statements” on pages 100 to 163 (including the information set forth under the subheading “Notes to the Financial Statements”), “Financial Statements—Principal Subsidiaries” on page 164, “Group Financial Record” on page 172, and “Additional Information—Shareholder Information” on pages 190 to 195, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

B.  Significant Changes

Since the date of the annual consolidated financial statements included in this Form 20-F dated March 17, 2009, no significant change has occurred, except as otherwise disclosed herein.

ITEM 9 - THE OFFER AND LISTING

A. Offer and Listing Details

The information (including graphs and tabular data) set forth under the heading “Additional Information—Shareholder Information” on page 190 of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

In addition, the table below sets forth, for the periods indicated, the reported high and low share prices of AstraZeneca PLC, on the following bases:

•	for shares listed on the London Stock Exchange (LSE) the reported high and low middle market closing quotations are derived from The Daily Official List;

•	for shares listed on the Stockholm Stock Exchange (SSE) the high and low closing sales prices are as stated in the Official List;

•	for American Depositary Shares (ADS) listed on the New York Stock Exchange the reported high and low sales are as reported by Dow Jones (ADR quotations).

	AstraZeneca
	Ordinary LSE		ADS		Ordinary SSE(1)
	High	Low	High	Low	High	Low
	(GB pence)	(GB pence)	(US$)	(US$)	(SEK)	(SEK)

2009 – February	2,767	2,238	40.16	31.33	330.0	287.5
2009 – January	2,947	2,671	41.60	38.36	331.0	309.5
2008 – December	2,807	2,420	41.12	35.24	326.0	300.0
2008 – November	2,888	2,245	44.38	34.10	340.5	280.5
2008 – October	2,630	2,075	44.76	36.50	320.0	253.5
2008 – September	2,766	2,415	48.95	43.53	321.5	292.5
2008	2,888	1,748	49.85	34.10	340.5	211.5
2008 – Quarter 4	2,888	2,075	44.76	34.10	340.5	253.5
2008 – Quarter 3	2,766	2,130	49.85	43.42	321.5	255.5
2008 – Quarter 2	2,289	1,981	44.57	39.36	268.0	235.5
2008 – Quarter 1	2,345	1,748	45.70	35.50	296.5	211.5
2007	2,984	2,093	59.04	42.82	414.0	272.0
2007 – Quarter 4	2,589	2,093	52.47	42.82	343.5	272.0
2007 – Quarter 3	2,770	2,278	56.16	45.56	374.5	315.0
2007 – Quarter 2	2,953	2,567	59.04	51.00	401.0	354.5
2007 – Quarter 1	2,984	2,734	58.78	53.53	414.0	367.5
2006	3,529	2,574	66.37	45.12	484.0	352.5
2005	2,837	1,861	49.50	34.72	392.0	243.0
2004	2,749	1,863	50.85	35.88	374.0	237.5

(1)	Principally held in bearer form.

B. Plan of Distribution

Not applicable.

C. Markets

The information set forth under the heading “Additional Information—Shareholder Information” on page 190 of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Corporate Information—Memorandum and Articles of Association” on page 197 of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

C. Material Contracts

Not applicable.

D. Exchange Controls

The information set forth under the headings “Additional Information—Shareholder Information—Exchange Controls and Other Limitations Affecting Security Holders” on page 194 of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

E. Taxation

The information set forth under the headings “Additional Information—Shareholder Information—Taxation for US Residents”, “—UK and US Income Taxation of Dividends”, “—Taxation on Capital Gains”, “—Passive Foreign Investment Company Rules”, “—UK Inheritance Tax” and “—UK Stamp Duty Reserve Tax and Stamp Duty” on pages 193 to 194 of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The information set forth under the heading “Additional Information—Shareholder Information—Documents on Display” on page 193 of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—Financial Review—Financial Risk Management” on pages 41 to 42, and “Financial Statements—Note 15—Financial Risk Management Objectives and Policies” and “—Note 16—Financial Instruments—Sensitivity Analysis” on pages 120 to 126, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

The information set forth under the heading “Directors’ Report—Business Organisation and Corporate Governance—Operation of Board Committees—Audit Committee” on page 90 (the last three paragraphs of the “Audit Committee” section only), “—Business Organisation and Corporate Governance—Principal UK and US Governance Requirements” on pages 91 to 92 (the third, fourth, fifth and sixth paragraphs of the “Principal UK and US Governance Requirements” section only) and “Financial Statements—Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 98, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

Management’s Annual Report on Internal Control over Financial Reporting

As required by US regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control.  In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Director’s Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 98 of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
AstraZeneca PLC:

We have audited AstraZeneca PLC’s (“AstraZeneca”) internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  AstraZeneca’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AstraZeneca maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AstraZeneca as of 31 December 2008, 2007 and 2006, and the related consolidated income statements, consolidated statements of recognized income and expense, and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2008, and our report dated 29 January 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London
EC4Y 8BB
29 January 2009

ITEM 16 – RESERVED

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth in the first paragraph under the heading “Directors’ Report—Business Organisation and Corporate Governance—Operation of Board Committees—Audit Committee” on pages 89 and 90 and “—Board Committee Membership” (consisting of tabular data) on page 88, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

ITEM 16B – CODE OF ETHICS

The information set forth under the heading “Directors’ Report—Business Organisation and Corporate Governance—Principal UK and US Governance Requirements—Code of Conduct” on page 93 of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

The AstraZeneca Code of Conduct is available at www.astrazeneca.com.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information (including tabular data) set forth under the heading “Financial Statements—Notes to the Financial Statements—Note 27—Statutory and Other Information” on page 163 and “Directors’ Report—Business Organisation and Corporate Governance—Operation of Board Committees—Audit Committee” on pages 89 and 90, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total number of Shares (or units) purchased(1)	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 Jan 1 - Jan 31	0	-	0	$1.00bn
Month #2 Feb 1 - Feb 28	0	-	0	$1.00bn
Month #3 Mar 1 - Mar 31	0	-	0	$1.00bn

Period	(a) Total number of Shares (or units) purchased(1)	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month # 4 Apr 1 - Apr 30	0	-	0	$1.00bn
Month #5 May 1 - May 31	1,000,000	£20.95	1,000,000	$0.96bn
Month #6 Jun 1 - Jun 30	3,980,000	£21.21	3,980,000	$0.79bn
Month #7 Jul 1 - Jul 31	0	-	0	$0.79bn
Month #8 Aug 1 - Aug 31	3,265,640	£26.02	3,265,640	$0.63bn
Month #9 Sep 1 - Sep 30	5,153,042	£25.35	5,153,042	$0.40bn
Month #10 Oct 1 - Oct 31	199,258	£25.08	199,258	$0.39bn
Month #11 Nov 1 - Nov 30	0	-	0	$0.39bn
Month #12 Dec 1 - Dec 31	0	-	0	$0.39bn
Total	13,597,940	£23.97	13,597,940	$0.39bn

(1)           On 31 January 2008, the Company announced that it expected to undertake share repurchases in the region of $1 billion in 2008, subject to business needs.  On 30 October 2008, the Company announced that no further share repurchases would take place in 2008 in order to maintain the flexibility to invest in the business. The Company has announced that it does not plan to make any share repurchases in 2009.

ITEM 16F – CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G – CORPORATE GOVERNANCE

AstraZeneca PLC is a public limited company incorporated in England and Wales, listed on the London Stock Exchange and is subject to the authority of the Financial Services Authority in the UK.  As a result, it follows the UK Combined Code on Corporate Governance (the “Combined Code”) in respect of its corporate governance practices.  The Company has ADRs listed on the New York Stock Exchange (“NYSE”) and, under the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

A summary of the significant ways in which the Company’s corporate governance practices differ from those followed by US domestic companies under the NYSE Standards is set forth below.

	NYSE Standards	AstraZeneca Corporate Governance Practice

1.
Under the NYSE Standards, the audit committee is to be directly responsible for the appointment, compensation, retention and oversight of a company’s external auditor, unless there is a conflicting requirement under the home country laws of the company.

Under the Combined Code, a company’s external auditors are appointed by its shareholders.  As a result, the Company’s audit committee is responsible for making recommendations to the Board of Directors, for the Board of Directors to propose to the Company’s shareholders in general meeting, in relation to the appointment, re-appointment, terms of compensation and removal of the external auditors.

2.	Under the NYSE Standards, the nominating/corporate governance committee and compensation committee are to be composed entirely of independent directors.
Under the Combined Code, a majority of the members of these committees should be independent directors.  Accordingly, a majority of the members of the Company’s Nomination and Governance Committee are independent directors.

The Company’s Remuneration Committee includes at least four members, including the chairman of the Company’s Board of Directors, with the remainder all being independent directors (under the Combined Code, a determination as to the independence of the chairman of the Company’s Board of Directors may be made only upon appointment as chairman).

3.
Under the NYSE Standards, the Compensation Committee is to make recommendations to the Company’s Board of Directors with respect to non-CEO executive officer compensation and certain other compensation plans which are subject to Board approval.

In compliance with the Combined Code, the Company’s Remuneration Committee determines the Company’s global remuneration frameworks and principles, approves individual salary decisions and related matters for members of the Company’s Board of Directors, SET and the Company Secretary, and reviews annual bonus payments for all executives reporting directly to SET members.  While the Remuneration Committee does not make initial recommendations to the Board of Directors in this respect, it does report to the Board of Directors on these matters.

4.	Under the NYSE Standards, shareholders are entitled to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions.
Under the listing rules of the UK Listing Authority (the “UKLA Rules”), with which the Company complies, shareholder approval is required to be obtained by the Company for the adoption of equity compensation plans which are either long-term incentive schemes in which directors of the Company can participate or schemes which may involve the issue of new shares.  Under the UKLA Rules, these plans may not be changed to the benefit of the plan participants unless shareholder approval is obtained (with certain minor exceptions, for example, to benefit the administration of the plan or to take account of tax benefits).  The UKLA Rules in respect of shareholder approval regarding equity compensation plans, or any material revision thereto, may differ from the NYSE Standards.

The information set forth in the final paragraph under the heading “Directors’ Report—Business Organisation and Corporate Governance—Principal UK and US Governance Requirements—US Corporate Governance Requirements” on page 93 and “—UK Corporate Governance Requirements” on pages 91 and 92, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

PART III

ITEM 17 - FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

The information set forth in Exhibit 15.2 hereto “Report of Independent Registered Public Accounting Firm to the members of AstraZeneca PLC by KPMG Audit Plc” is incorporated in this section by reference.  The information (including graphs and tabular data) set forth under the headings “Financial Statements” on pages 100 to 163 (including the information set forth under the subheading “Notes to the Financial Statements” on pages 108 to 163) and “Principal Subsidiaries” on page 164, in each case of the Company’s “Annual Report and Form 20-F Information 2008” included as exhibit 15.1 to this Form 20-F dated March 17, 2009 is incorporated by reference.

The information set out in the above-referenced financial statements does not constitute the company’s statutory accounts under the U.K. Companies Acts for the years ended December 31, 2008, 2007 or 2006.  Those accounts have been reported on by the company’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.  The accounts for 2007 and 2006 have been delivered to the registrar of companies and those for 2008 will be delivered in due course.

ITEM 19 – EXHIBITS

1.1	Memorandum and Articles of Association.(1)
4.1
Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.(2)

4.2	Agreement for Service between AstraZeneca PLC and Simon Lowth, dated September 27, 2007.(3)
4.3	Agreement for Service between AstraZeneca PLC and John Patterson dated February 14, 2005 (effective as of January 1, 2005).(4)
4.4	Agreement for Service between AstraZeneca PLC and David R. Brennan dated December 16, 2005 (effective as of January 1, 2006).(4)
4.5	Form of Deed of Indemnity for Directors.(5)
7.1	Statement explaining calculation of ratio of earnings to fixed charges.
8.1	List of subsidiaries.
12.1	Certification of David R. Brennan filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Simon Lowth filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of David R. Brennan and Simon Lowth furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1	Annual Report and 20-F Information.(6)
15.2	Report of Independent Registered Public Accounting Firm to the members of AstraZeneca PLC by KPMG Audit Plc.
15.3	Consent of KPMG Audit Plc, independent registered public accounting firm.
15.4	Consent of IMS Health.
15.5	Consent of Bureau Veritas HS&E Ltd.

(1)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 21, 2005 (File No. 001-11960).

(2)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2003 (File No. 001-11960).

(3)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 12, 2008 (File No. 001-11960).

(4)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 23, 2006 (File No. 001-11960).

(5)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 27, 2007 (File No. 001-11960).

(6)
Certain of the information included within exhibit 15.1, which is provided pursuant to Rule 12b- 23(a) (3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F.  With the exception of the items and pages so specified, the Annual Report and Form 20-F Information is not deemed to be filed as part of this Annual Report on form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

By:	/s/ A C N Kemp
	Name:	A C N Kemp
	Title:	Authorised Signatory
London, England
March 17, 2009