Form 20-F
period 2009-12-31
ASTRAZENECA PLC
filed 2010-03-25
CIK 901832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Adrian Kemp
AstraZeneca PLC
15 Stanhope Gate, London W1K 1LN
Telephone: +44 20 7304 5000
Facsimile number: +44 20 7304 5196
(Name, Telephone, E-Mail or Facsimile number and Address of Company Contact Person)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2009 was:

Ordinary Shares of 25¢ each: 1,450,958,562
Redeemable Preference Shares of £1 each: 50,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

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

☐ Yes ☐ No

* This requirement does not apply to the registrant until its fiscal year ending December 31, 2011.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2009 Form 20-F of AstraZeneca PLC (“AstraZeneca” or the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated and submitted on March 25, 2010.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading.  Graphs and tabular data are not included unless specifically identified below.  Photographs are also not included.

In addition to the information set out below, the information set forth under the headings “Cautionary statement regarding forward-looking statements”, “Inclusion of reported performance, core financial measures and constant exchange rate growth rates”, “Statements of competitive position, growth rates and sales”, “AstraZeneca websites”, “External/third party websites”, “Definitions”, “Use of terms”, “Statements of dates” and “Figures” on the inside front cover, the paragraph regarding trade marks of the AstraZeneca group on the inside back cover, “Cross-reference to Form 20-F” on page 205 and “Glossary” on pages 206 to 207, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

PART 1

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 20—Share capital of the Company” on pages 153 and 154, “Group Financial Record” on page 193 and the first table that appears under “Additional Information—Shareholder Information” on page 199, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.  The selected financial data incorporated by reference herein is derived from audited financial statements of the Company and its consolidated entities, prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, included in the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information set forth or referenced under the heading “Directors’ Report—Corporate Governance—Risk—Principal risks and uncertainties” on pages 80 to 86 of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

On March 23, 2010, the US healthcare reform bill was signed into law by President Obama.  For further discussion as to the proposed US healthcare reforms, please see the information set forth under the heading “—Principal risks and uncertainties” on the pages referenced above of the Company’s “Annual Report and Form 20-F Information 2009”.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

The information (including tabular data) set forth under the headings “Additional Information—Corporate Information—History and development of the Company” on page 204, “Directors’ Report—Performance—Resources, Skills and Capabilities—Our resources” on pages 25 and 32, “Directors’ Report—Reviews—Financial Review—Financial position, including cash flow and liquidity – 2009—Property, plant and equipment” and “—Cash flow” on pages 39 and 41, respectively, “Directors’ Report—Reviews—Financial Review—Financial position, including cash flow and liquidity – 2008—Property, plant and equipment”, “—Cash flow” and “—Investments, divestments and capital expenditure” on pages 43, 44 and 44, respectively, “Financial Statements—Notes to the Financial Statements—Note 7—Property, plant and equipment” on page 139 and “—Note 22—Acquisitions of business operations” on pages 154 to 156, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

B. Business Overview

The information (including graphs and tabular data) set forth under the headings “Introduction—Our year in brief” on pages 2 to 3, “Directors’ Report—Performance” on pages 12 to 35 and “—Reviews” on pages 50 to 78, “Additional Information—Development Pipeline” on pages 196 to 198”, “Financial Statements—Notes to the Financial Statements —Note 1—Product revenue information” on page 133, and “—Note 6—Segment Information” on pages 137 to 138 and “Statements of competitive position, growth rates and sales” on the inside front cover, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

Restructuring Initiatives

As disclosed in the information set forth under the headings referenced above, the Company plans to implement certain restructuring initiatives in its Research and Development (“R&D”) organization from 2010 as part of its ongoing restructuring programs.  These R&D initiatives are designed to achieve material efficiency savings in R&D, which will partially mitigate the increase in R&D investment that would be required as projects in the current pipeline progress to the more resource intensive, later phases of development.

Through its previously announced restructuring programs, the Company had realized annualized benefits of US $1.6 billion by the end of 2009, which are expected to grow to approximately US $2.4 billion by the end of 2010.  These programs have involved job reductions of 12,600 positions and, to the end of 2009, have resulted in the incurrence of US $2.5 billion in restructuring costs.

Through the Company’s next phase of restructuring plans (which includes the R&D initiatives, as well as completion of previously announced programs and some additional initiatives in supply chain, selling, general and administration), it expects to realize a further US $1.9 billion in estimated annual benefits by the end of 2014.  Of this, the R&D initiatives are expected to result in approximately US $1 billion of annual savings, of which 50% is estimated to be cost savings and the other 50% cost avoidance.

The Company expects to incur restructuring costs of US $2.0 billion for the next restructuring phase, of which US $1 billion is estimated to be the cost of implementation of the R&D initiatives (approximately 60% of which is estimated to be cash costs).

The Company’s next phase of restructuring, when fully implemented, may involve up to an additional 10,400 reductions in job positions.  Based on preliminary estimates, approximately 3,500 of these 10,400 positions may be affected by the implementation of the R&D initiatives, although after taking account of positions retained and relocated to other sites, investment in new skills and capabilities and further expansion of Biologics activities, the net reduction due to these initiatives may fall to approximately 1,800 positions.

Results of Horizon Study Evaluating RECENTIN

On March 8, 2010, the Company announced the top-line results of a Phase II/III study evaluating RECENTIN (cediranib) compared with Avastin (bevacizumab) in patients with first-line metastatic colorectal cancer (mCRC).  This study, HORIZON III, assessed the efficacy of cediranib compared with bevacizumab, both in combination with chemotherapy.  Clinical activity was observed in the cediranib arm of the study and there was no statistically significant difference between treatment arms on the efficacy endpoints examined.  However, the efficacy did not meet the pre-specified criteria for the primary endpoint of non-inferiority in progression-free survival.

The spectrum of adverse events associated with cediranib was broadly consistent with previous studies.  HORIZON III continues with ongoing collection of overall survival data.

This is the first of two pivotal studies of cediranib in first-line mCRC. The other study, HORIZON II, is assessing the efficacy of cediranib combined with chemotherapy vs. chemotherapy alone, and data are expected in the coming months. Results from both studies will determine the clinical utility, if any, for cediranib in colorectal cancer and decisions regarding regulatory filing.  Data from both of these studies will be submitted to a forthcoming medical meeting in the second half of 2010.

Results of a Phase III study with cediranib in treating recurrent glioblastoma are also expected in the first half of 2010.   Exploratory evaluations of cediranib in other tumors are also ongoing.

Update on the Company’s Arrangements with Merck

Information on the Company’s arrangements with Merck & Co., Inc. (“Merck”) is set forth under the heading “Financial Statements—Notes to the Financial Statements —Note 25—Arrangements with Merck” on pages 166 to 168 of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010, which is incorporated by reference.  Capitalized terms used below and not defined have the meanings ascribed to them in Note 25.

On March 1, 2010, the Company announced that, under the provisions of the agreements relating to the restructuring of the joint venture in the US between the Company and Merck (the “Agreements”), the Company has notified Merck that it will exercise the First Option related to the relinquishment of Merck’s rights over the products not covered by the Partial Retirement (which occurred in March 2008), other than Nexium and Prilosec and the right to receive contingent payments in respect of the authorized generic version of felodipine.  Products covered by the First Option include Entocort, Atacand and Plendil, and certain products still in development, including Brilinta, AZD3355, AZD6765 and AZD2327.  The Company expects to consummate this option in April 2010, which will result in the payment to Merck of the Appraised Value of US $647 million.  As previously disclosed, in accordance with the Agreements, in 2008 a third party appraisal resulted in a calculation of the Appraised Value, being the net present value of the future contingent payments in respect of all agreement products not covered by the Partial Retirement, other than Prilosec and Nexium.  Upon consummation of the First Option, contingent payments will cease on the products covered by the First Option.  The Company made contingent payments in respect of the products included in the First Option of US $47 million in 2009.  Merck’s continuing contingent payment interest in respect of the authorized generic version of felodipine is the result of Ranbaxy Pharmaceuticals, Inc. becoming the exclusive US distributor of this product.  Such contingent payments will continue for the duration of this arrangement.

Under the Agreements a Second Option exists whereby the Company has the option to repurchase Merck’s interests in Prilosec and Nexium in the US.  Now that the Company has exercised the First Option, the Second Option is exercisable by the Company in 2012, or in 2017, or if combined annual sales of the two products fall below a minimum amount.  The Company’s consummation of the Second Option will end the contingent payments in respect of Prilosec and Nexium and will effectively end the Company’s relationship with, and obligations to, Merck (other than some residual manufacturing arrangements).  The exercise price for the Second Option is the net present value of the future annual contingent payments on Prilosec and Nexium as determined at the time of

exercise.   The Company made contingent payments in respect of Prilosec and Nexium amounting to US $726 million in 2009.

Consummation of the First Option will give rise to additional amortization expense, associated with intangible assets related to relief from contingent payments to Merck for products covered by the First Option, in the range of US $10 million to US $45 million per annum charged to Cost of Goods Sold, with the amount of the charge dependent on the launch status of the covered pipeline compounds.  A further amortization expense of approximately US $60 million per annum will be charged to SG&A, related to the ability to exploit these products and to exploit other opportunities in the Cardiovascular and Neuroscience therapy areas that the Company was previously prevented from doing by Merck’s interest in these products.  For the purposes of calculating Core financial measures, the Company will exclude only the amortization expense related to therapy area intangibles (i.e., that charged to SG&A) from the Core financial measures calculations.

AstraZeneca and Rigel Pharmaceuticals Sign Worldwide License Agreement for Fostamatinib Disodium

On February 16, 2010, the Company and Rigel Pharmaceuticals, Inc. (“Rigel”) announced an exclusive worldwide license agreement for the global development and commercialization of fostamatinib disodium (R788), Rigel’s late-stage investigational product for rheumatoid arthritis (“RA”) and additional indications.  Fostamatinib disodium, which has completed a comprehensive Phase II program, is the furthest developed oral Spleen Tyrosine Kinase (“Syk”) inhibitor being evaluated for RA. Inhibiting Syk is thought to block the intracellular signaling of various immune cells implicated in the destruction of bone and cartilage which is characteristic of RA.

Once the agreement is effective, the Company will make an upfront payment to Rigel of US $100 million with up to an additional US $345 million payable if specified development, regulatory and first commercial sale milestones are achieved.  Rigel will also be eligible to receive up to an additional US $800 million of specified sales-related milestone payments if the product achieves considerable levels of commercial success, as well as significant stepped double-digit royalties on net sales worldwide.  The Company is responsible for all development, regulatory filings, manufacturing and global commercialization activities in all licensed indications under the contract. Effectiveness of the agreement is contingent on expiration or termination of the waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Company will design a global phase III program, anticipated to begin in the second half of 2010, with the goal of filing new drug applications with the US Food and Drug Administration (the “FDA”) and the European Medicines Agency (EMEA) in 2013.  Fostamatinib disodium is being developed as a next generation oral RA therapy in adults who have failed to respond adequately to a traditional disease modifying anti-rheumatic drug (DMARD), such as methotrexate, where a TNF biologic add-on treatment would currently be considered. Under the terms of the agreement, the Company will also receive exclusive rights to Rigel’s portfolio of oral Syk inhibitors, as well as for additional indications for fostamatinib disodium beyond RA.

FDA Approves New Indication for CRESTOR

On February 9, 2010, the Company announced the approval by the FDA of CRESTOR (rosuvastatin calcium) to reduce the risk of stroke, myocardial infarction (heart attack) and arterial revascularization procedures in individuals without clinically evident coronary heart disease but with an increased risk of cardiovascular disease (“CVD”) based on age (men ≥50 and women ≥60), high-sensitivity C-reactive protein (hsCRP) ≥ 2 mg/L, and the presence of at least one additional CVD risk factor, such as hypertension, low HDL-C, smoking, or a family history of premature coronary heart disease.

The FDA approval was based on data from the JUPITER (Justification for the Use of statins in Primary prevention: an Intervention Trial Evaluating Rosuvastatin) study which evaluated the impact of CRESTOR 20 mg on reducing major cardiovascular (CV) events in a previously unstudied population.  In JUPITER, CRESTOR significantly reduced the relative risk of heart attack by 54%, stroke by 48%, and arterial revascularization by 46% compared with placebo.

C. Organizational Structure

The information set forth under the headings “Directors’ Report—Corporate Governance—Business Organisation and Corporate Governance—Other matters—Subsidiaries and principal activities” on page 98 and “Financial Statements—Principal Subsidiaries” on page 186, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

D. Property, Plants and Equipment

The information (including tabular data) set forth under the headings “Directors’ Report—Reviews—Financial Review—Financial position, including cash flow and liquidity – 2009—Property, plant and equipment” and “—Financial position, including cash flow and liquidity – 2008—Property, plant and equipment”, on pages 39 and 43, respectively, “Directors’ Report—Corporate Governance—Risk—Principal risks and uncertainties—Legal, regulatory and compliance risks—Environmental/occupational health and safety liabilities” on page 85, “Financial Statements—Notes to the Financial Statements—Note 25—Commitments and contingent liabilities—Environmental costs and liabilities” on page 168, “—Note 7—Property, plant and equipment” on page 139 and ‘Additional Information—Corporate Information—Property” on page 204, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—Performance—Business Environment—World pharmaceutical markets” on page 13, “Directors’ Report—Reviews—Financial Review” on pages 36 to 49, “—Reviews—Geographical Review” on pages 50 to 54, “—Reviews—Therapy Area Review—Sales by Therapy Area” (comprising tabular data only) on page 55, “—Reviews—Therapy Area Review—Our financial performance” (comprising tabular data only) on pages 57, 61, 63, 66, 69 and 72, “—Reviews—Therapy Area Review—Financial performance 2009/2008” on pages 59, 61, 64, 67, 70 and 74, “Directors’ Report—Performance—Resources, Skills and Capabilities—Research and Development” on pages 22 to 27, “Directors’ Report—Corporate Governance—Risk—Principal risks and uncertainties—Commercialization and business execution risks—Competition, price controls and price reductions” on page 83, “Financial Statements—Notes to the Financial Statements—Note 14—Interest-bearing loans and borrowings” on page 144, “—Note 15—Financial risk management objectives and policies” on pages 144 to 146, “—Note 16—Financial instruments” on pages 146 to 152, “—Note 19—Capital and reserves—Other reserves” on page 153 and “—Note 25—Commitments and contingent liabilities” on pages 166 to 184, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

On March 23, 2010, the US healthcare reform bill was signed into law by President Obama.  For further discussion as to the proposed US healthcare reforms, please see the information set forth under the heading “—Competition, price controls and price reductions” on page 83 referenced above of the Company’s “Annual Report and Form 20-F Information 2009”.

AstraZeneca Reaches Agreement with UK Tax Authorities over Transfer Pricing

Subsequent to approval of the Company’s financial statements for the year ended December 31, 2009 on  January 28, 2010, on February 23, 2010 AstraZeneca entered into an agreement with HM Revenue & Customs in the UK (“HMRC”) to settle a long-running transfer pricing dispute and certain other outstanding UK tax matters.  The material elements of the transfer pricing dispute are set forth under the headings “Directors’ Report—Reviews—Financial Review—Critical accounting policies and estimates—Taxation” on pages 48 and 49 and “Financial Statements—Notes to the Financial Statements —Note 25—Tax” on page 184, in each case of the Company’s

“Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010, incorporated by reference.

The settlement will result in the Group paying £505 million to resolve all claims made by HMRC in relation to the transfer pricing dispute for the 15-year period from 1996 to the end of 2010.  Of this, £450 million (US $720 million at December 31, 2009 exchange rates) is estimated for accounting purposes as being in respect of periods prior to December 31, 2009.  As a result of this settlement, the joint referral of this issue to the UK Tax Court by the Company and HMRC, as disclosed in Note 25 of the Financial Statements in Company’s “Annual Report and Form 20-F Information 2009”, will be withdrawn.

The provision for the transfer pricing dispute is included in the total net transfer pricing provision of US $2,327 million disclosed under “Directors’ Report—Reviews—Financial Review—Critical accounting policies and estimates—Taxation” and in Note 25 of the Financial Statements, in each case of the Company’s “Annual Report and Form 20-F Information 2009” on the pages referenced above.  The effect of this settlement and developments in other transfer pricing matters is a reduction in the accrual for tax contingencies of US $194 million which has been credited to income in the first quarter of 2010 and a total net transfer pricing provision of US $2,165 million (including the US $720 million resulting from the settlement).  The potential for reasonably possible additional losses has also reduced from US $575 million to US $450 million.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth under the headings “Directors’ Report—Corporate Governance—Business Organisation and Corporate Governance—Board of Directors at 31 December” and “—Senior Executive Team at 31 December” on pages 88 and 89, and pages 90 and 91, respectively, “Directors’ Report—Corporate Governance—Directors’ Remuneration Report—Remuneration and terms of employment for Executive Directors and other SET members—Variable performance-related remuneration—Policy on external appointments and retention of fees” on page 110 and “—Directors’ Remuneration Report—Directors’ emoluments in 2009—Directors’ remuneration-US dollars” (last sentence only) on page 113, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

B. Compensation

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—Corporate Governance—Directors’ Remuneration Report” on pages 101 to 119, “Financial Statements—Notes to the Financial Statements—Note 23—Post-retirement benefits” on pages 156 to 161, “—Note 24—Employee costs and share option plans for employees” on pages 161 to 165 and “—Note 27—Statutory and other information—Key management personnel compensation”, on page 185, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

C. Board Practices

The information set forth under the headings “Directors’ Report—Corporate Governance—Business Organisation and Corporate Governance—Board of Directors at 31 December” on pages 88 and 89, “—Senior Executive Team at 31 December” on pages 90 and 91, “—Operation of the Board” on pages 92 and 93, —Board Committee membership” (including tabular data) and “—Directors” each on page 93, “—Operation of Board Committees” on pages 94 to 96, “—Principal corporate governance requirements—UK corporate governance requirements” on pages 96 to 97 and “—US corporate governance requirements” on page 97, “Directors’ Report—Corporate Governance—Directors’ Remuneration Report—Variable performance-related remuneration—Service contracts” and “—Non-Executive Directors”, each on page 110, and “—Directors’ Remuneration Report—Audit—Details of Executive Directors’ service contracts at 31 December 2009” and “—Non-Executive Directors’ terms and conditions” (consisting of tabular data), each on page 111, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

Neither John Buchanan nor Bo Angelin, both of whom are current Non-Executive Directors of the Company, will present themselves for re-election at the Company’s Annual General Meeting in 2010 and both will leave the Company’s Board of Directors at the close of the Annual General Meeting.

D. Employees

The information set forth under the headings “Directors’ Report—Performance—Resources, Skills and Capabilities—People” (comprising the graphical data, the first paragraph, and the information set forth under “Engagement and dialogue” and “Managing the impact of business change” only) on pages 33 and 34 and “Financial Statements—Notes to the Financial Statements— Note 24—Employee costs and share option plans for employees” (including the tabular data) on pages 161 to 165, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

E. Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 24—Employee costs and share option plans for employees” on pages 161 to 165, “Directors’ Report—Corporate Governance—Directors’ Remuneration Report—Directors’ interests in shares” on pages 115 to 119, and “Additional Information—Shareholder Information—Major shareholdings” on pages 200 and 201 and “—Options to purchase securities from registrant or subsidiaries” on page 201, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the heading “Additional Information—Shareholder Information—Major shareholdings” on pages 200 and 201 of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

B. Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 27—Statutory and Other Information—Related party transactions” on page 185 and “Additional Information—Shareholder Information—Related party transactions” on page 201, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—Reviews—Financial Review—Capitalisation and shareholder return—Dividend and share re-purchases” on page 42, “Directors’ Report—Corporate Governance—Business Organisation and Corporate Governance—Other matters—Distributions to shareholders and dividends for 2009” on page 98, “Financial Statements” on pages 124 to 185 (including the information set forth under the subheading “Notes to the Financial Statements”), “Financial Statements—Principal Subsidiaries” on page 186, “Group Financial Record” on page 193, and “Additional Information—Shareholder Information” on pages 199 to 203, in each case of the Company’s “Annual Report and

Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

Please see the information above under Item 5 – “Operating and Financial Review and Prospects—AstraZeneca Reaches Agreement with UK Tax Authorities over Transfer Pricing”, for information as to the settlement between the Company and HM Revenue & Customs in the UK, entered into subsequent to the approval of the Company’s financial statements for the year ended December 31, 2009, in respect of the transfer pricing dispute disclosed under the heading “Financial Statements—Notes to the Financial Statements—Note 25—Commitments and contingent liabilities—Tax” on page 184 of the Company’s “Annual Report and Form 20-F Information 2009”.

On March 18, 2010, a New Jersey state court jury returned a verdict in favor of the Company in the first Seroquel product liability case to go to trial.  For further information as to these product liability cases, please see the information under the heading “Financial Statements—Note 25—Commitments and contingent liabilities—Legal proceedings—Seroquel (quetiapine fumarate)—Product liability” on pages 177 and 178 of the Company’s “Annual Report and Form 20-F Information 2009”.

B.  Significant Changes

Please see the information above under Item 5 – “Operating and Financial Review and Prospects—AstraZeneca Reaches Agreement with UK Tax Authorities over Transfer Pricing”, for information as to the settlement between the Company and HM Revenue & Customs in the UK, entered into subsequent to the approval of the Company’s financial statements for the year ended December 31, 2009, in respect of the transfer pricing dispute disclosed under the heading “Financial Statements—Notes to the Financial Statements—Note 25—Commitments and contingent liabilities—Tax” on page 184 of the Company’s “Annual Report and Form 20-F Information 2009”.

Other than as disclosed herein, since the date of the annual consolidated financial statements included in this Form 20-F dated March 25, 2010, no significant change has occurred.

ITEM 9 - THE OFFER AND LISTING

A. Offer and Listing Details

The information (including graphs and tabular data) set forth under the heading “Additional Information—Shareholder Information” on page 199 of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

In addition, the table below sets forth, for the periods indicated, the reported high and low share prices of AstraZeneca PLC, on the following bases:

•	for shares listed on the London Stock Exchange (LSE) the reported high and low middle market closing quotations are derived from The Daily Official List;

•	for shares listed on the Stockholm Stock Exchange (SSE) the high and low closing sales prices are as stated in the Official List;

•	for American Depositary Shares (ADS) listed on the New York Stock Exchange the reported high and low sales are as reported by Dow Jones (ADR quotations).

	AstraZeneca
	Ordinary LSE		ADS		Ordinary SSE(1)
	High	Low	High	Low	High	Low
	(GB pence)	(GB pence)	(US$)	(US$)	(SEK)	(SEK)

2010 – February	2,936	2,732	46.87	43.05	340.0	310.1
2010 – January	3,103	2,875	50.40	46.08	363.8	331.0
2009 – December	2,930	2,753	47.00	45.35	339.5	315.0
2009 – November	2,778	2,691	46.38	44.34	319.0	310.1
2009 – October	2,830	2,742	46.19	43.64	323.1	308.0
2009 – September	2,856	2,691	46.02	43.91	333.0	305.0
2009	2,947	2,147	47.54	30.24	356.0	261.5

	AstraZeneca
	Ordinary LSE		ADS		Ordinary SSE(1)
	High	Low	High	Low	High	Low
	(GB pence)	(GB pence)	(US$)	(US$)	(SEK)	(SEK)

2009 – Quarter 4	2,930	2,691	47.00	43.64	339.5	308.0
2009 – Quarter 3	2,878	2,644	47.54	43.01	356.0	305.0
2009 – Quarter 2	2,728	2,276	45.01	33.40	351.0	279.5
2009 – Quarter 1	2,947	2,147	41.60	30.24	331.0	261.5
2008	2,888	1,748	49.85	34.10	340.5	211.5
2008 – Quarter 4	2,888	2,075	44.76	34.10	340.5	253.5
2008 – Quarter 3	2,766	2,130	49.85	43.42	321.5	255.5
2008 – Quarter 2	2,289	1,981	44.57	39.36	268.0	235.5
2008 – Quarter 1	2,345	1,748	45.70	35.50	296.5	211.5
2007	2,984	2,093	59.04	42.82	414.0	272.0
2006	3,529	2,574	66.37	45.12	484.0	352.5
2005	2,837	1,861	49.50	34.72	392.0	243.0

(1)	Principally held in bearer form.

B. Plan of Distribution

Not applicable.

C. Markets

The information set forth under the heading “Additional Information—Shareholder Information—AstraZeneca PLC” on page 199 of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Corporate Information—Articles” on page 204 of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

C. Material Contracts

Not applicable.

D. Exchange Controls

The information set forth under the headings “Additional Information—Shareholder Information—Exchange controls and other limitations affecting security holders” on page 203 of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

E. Taxation

The information set forth under the headings “Additional Information—Shareholder Information—Taxation for US residents”, “—UK and US income taxation of dividends”, “—Taxation on capital gains”, “—Passive Foreign Investment Company (PFIC) rules”, “—UK inheritance tax” and “—UK stamp duty reserve tax and stamp duty” on pages 202 and 203 of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The information set forth under the heading “Additional Information—Shareholder Information—Documents on display” on page 202 of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Directors’ Report—Reviews—Financial Review—Financial risk management” on pages 44 and 45, “Financial Statements—Note 15—Financial risk management objectives and policies” on pages 144 to 146 and “—Note 16—Financial Instruments—Sensitivity analysis” on page 151, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Payable by ADR Holders

The Company’s American Depositary Receipt (“ADR”) program is administered by JPMorgan Chase Bank, N.A. (“J.P. Morgan”), as the depositary.  The holder of an ADR may have to pay the following fees and charges to J.P. Morgan in connection with ownership of the ADR:

Category	Depositary actions	Associated fee or charge

(a) Depositing or substituting the underlying shares
Issuances against deposits of shares, including deposits and issuances pursuant to a stock dividend or stock split declared by the Company or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the American Depositary Shares (“ADSs”) or the deposited securities

Up to US $5.00 for each 100 ADSs (or portion thereof) issued or delivered (as the case may be)

The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

(b) Receiving or distributing dividends(1)	Cash distributions made pursuant to the deposit agreement	US $0.05 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US $5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing, cancelling or reducing an underlying security	Acceptance of ADSs surrendered for withdrawal, cancellation or reduction of deposited securities
Up to US $5.00 for each 100 ADSs (or portion thereof) surrendered, cancelled or reduced (as the case may be)

The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

(e) Transferring, combination or split-up of receipts	Transfer, combination and split-up of ADRs	US $1.50 per ADR

(f) General depositary services, particularly those charged on an annual basis(1)	Services performed by the depositary in administering the ADRs
US $0.05 or less per ADS per calendar year (or portion thereof), payable at the sole discretion of the depositary by billing ADR holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Fees and expenses of the depositary
Fees and expenses incurred by the depositary or the depositary’s agents on behalf of holders, including in connection with:

• compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•  stock transfer or other taxes and governmental charges

•  cable, telex and facsimile transmission and delivery charges

•  fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities

•  expenses of the depositary in connection with the conversion of foreign currency into US dollars

•  any other charge payable by the depositary or the depositary’s agents in connection with the servicing of the shares or other deposited securities (which charge shall be assessed against holders as of the record date or dates set by the depositary)
Expenses payable at the sole discretion of the depositary by billing ADR holders or by deducting such charges from one or more cash dividends or other cash distributions

(1)
J.P. Morgan has agreed that it shall not charge ADR holders any of these fees without the Company’s prior written consent.  No such fees have been charged for the year ended December 31, 2009 or from January 1, 2010 to the date hereof.

Fees and Payments Made by the Depositary to us

J.P. Morgan, as ADR depositary, has agreed to reimburse certain expenses related to the Company’s ADR program and incurred by the Company in connection with the program.  For the year ended December 31, 2009, the ADR depositary reimbursed to the Company, or paid on its behalf to third parties, a total sum of US $1,813,762 (comprised of reimbursements of US $1,700,000 and payments to third parties of US $113,762, in each case as detailed in the tables below).  The ADR depositary also waived certain of its fees for standard costs associated with the administration of the ADR program in a total amount of US $215,000.

The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed within each such category for the year ended December 31, 2009:

Category of Expenses – Direct Payments	Reimbursement for the year ended December 31, 2009
ADR program expenses, including investor relations costs and legal fees	$1,700,000

Total	$1,700,000

The ADR depositary has paid certain expenses directly to third parties on behalf of the Company and has agreed to waive certain of its fees for standard costs associated with the administration of the ADR program.  The table below sets forth those expenses that the ADR depositary paid directly to third parties, and those fees waived, in each case for the year ended December 31, 2009.

Category of Expenses – Indirect Payments	Amount paid for the year ended December 31, 2009
Expenses paid by depositary to third parties on behalf of the Company – NYSE listing fees	$113,762
Fees waived by depositary for standard ADR program costs	$215,000

Total	$328,762

Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by the Company, the Company is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of the Company.  No such repayments were made during the year ended December 31, 2009.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

The information set forth under the heading “Directors’ Report—Corporate Governance—Business Organisation and Corporate Governance—Operation of Board Committees—Audit Committee” on page 95 (the last three paragraphs of the “Audit Committee” section only), “—Business Organisation and Corporate Governance—Principal corporate governance requirements—UK corporate governance requirements” on page 96 (the second, third, fourth and fifth paragraphs of the “UK corporate governance requirements” section only), “—Principal corporate governance requirements—US corporate governance requirements” on page 97 (the first and second paragraphs of the “US corporate governance requirements” section only) and “Financial Statements—Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 122, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

Management’s Annual Report on Internal Control over Financial Reporting

As required by US regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control.  In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Director’s Responsibilities for, and Report on, Internal

Control over Financial Reporting” on page 122 of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members, AstraZeneca PLC:

We have audited AstraZeneca PLC’s (“AstraZeneca”) internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  AstraZeneca’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AstraZeneca maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of AstraZeneca as of 31 December 2009, 2008 and 2007, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2009, and our report dated 28 January 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London
EC4Y 8BB
28 January 2010

ITEM 16 – RESERVED

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth in the first paragraph under the heading “Directors’ Report—Corporate Governance—Business Organisation and Corporate Governance—Operation of Board Committees—Audit Committee” on pages 94 and 95 and “—Board Committee membership” (consisting of tabular data) on page 93, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

ITEM 16B – CODE OF ETHICS

The information set forth under the heading “Directors’ Report—Corporate Governance—Business Organisation and Corporate Governance—Principal corporate governance requirements—Code of Conduct” on page 97 of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

The Company’s Code of Conduct is available at www.astrazeneca.com.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information (including tabular data) set forth under the heading “Financial Statements—Notes to the Financial Statements—Note 27—Statutory and other information” on page 185 and “Directors’ Report—Corporate Governance—Business Organisation and Corporate Governance—Operation of Board Committees—Audit Committee” on pages 94 and 95, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F – CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G – CORPORATE GOVERNANCE

AstraZeneca PLC is a public limited company incorporated in England and Wales, listed on the London Stock Exchange and is subject to the authority of the Financial Services Authority in the UK.  As a result, it follows the UK Combined Code on Corporate Governance (the “Combined Code”) in respect of its corporate governance practices.  The Company has ADRs listed on the NYSE and, under the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

A summary of the significant ways in which the Company’s corporate governance practices differ from those followed by US domestic companies under the NYSE Standards is set forth below.

	NYSE Standards	AstraZeneca Corporate Governance Practice

1.	Under the NYSE Standards, the audit committee is to be directly responsible for the appointment,	Under the Combined Code, a company’s external auditors are appointed by its shareholders. As a result,

	compensation, retention and oversight of a listed company’s external auditor, unless there is a conflicting requirement under the home country laws of the company.	the Company’s audit committee is responsible for making recommendations to the Board of Directors, for the Board of Directors to propose to the Company’s shareholders in general meeting, in relation to the appointment, re-appointment and removal of the external auditors, and for approving the remuneration and terms of engagement of the external auditor.

2.	Under the NYSE Standards, the nominating/corporate governance committee and compensation committee are to be composed entirely of independent directors.
Under the Combined Code, a majority of the members of a company’s nomination committee, and all of the members of its remuneration committee, should be independent non-executive directors.

The Company’s Nomination and Governance Committee and Remuneration Committee each includes four members, including the chairman of the Company’s Board of Directors, with the remainder all being considered by the Company’s Board of Directors to be independent in accordance with the principles and criteria of the Combined Code.  The Company’s chairman was considered to be independent upon his appointment as chairman (under the Combined Code, the test of independence is not appropriate in relation to the chairman thereafter).

3.
Under the NYSE Standards, the compensation committee is to make recommendations to the listed company’s Board of Directors with respect to non-CEO executive officer compensation and certain other compensation plans which are subject to Board approval.

In compliance with the Combined Code, the Company’s Remuneration Committee determines the Company’s global remuneration frameworks and principles, approves individual salary decisions and related matters for members of the Company’s Board of Directors, Senior Executive Team (“SET”) and the Company Secretary, and reviews annual bonus payments for all executives reporting directly to SET members.  While the Remuneration Committee does not make initial recommendations to the Board of Directors in this respect, it does report to the Board of Directors on these matters.

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

5.
Under the NYSE Standards, each listed company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the listed company of any NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

As the Company is a foreign private issuer, the Company’s Chief Executive Officer is not required to make this certification.  He is, however, required to promptly notify the NYSE in writing after any executive officer of the Company become aware of any non-compliance with any NYSE corporate governance rules applicable to the Company.

The information set forth under the heading “Directors’ Report—Corporate Governance—Business Organisation and Corporate Governance—Principal corporate governance requirements—UK corporate governance requirements” on pages 96 and 97 and “—US corporate governance requirements” (final two paragraphs only) on page 97, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

PART III

ITEM 17 - FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

The information set forth in Exhibit 15.2 hereto “Report of Independent Registered Public Accounting Firm to the members of AstraZeneca PLC by KPMG Audit Plc” is incorporated in this section by reference.  The information (including graphs and tabular data) set forth under the headings “Financial Statements” on pages 124 to 185 (including the information set forth under the subheading “Notes to the Financial Statements” on pages 133 to 185) and “Principal Subsidiaries” on page 186, in each case of the Company’s “Annual Report and Form 20-F Information 2009” included as exhibit 15.1 to this Form 20-F dated March 25, 2010 is incorporated by reference.

Please see the information above under Item 5 – “Operating and Financial Review and Prospects—AstraZeneca Reaches Agreement with UK Tax Authorities over Transfer Pricing”, for information as to the settlement between the Company and HM Revenue & Customs in the UK, entered into subsequent to the approval of the Company’s financial statements for the year ended December 31, 2009, in respect of the transfer pricing dispute disclosed under the heading “Financial Statements—Notes to the Financial Statements—Note 25—Commitments and contingent liabilities—Tax” on page 184 of the Company’s “Annual Report and Form 20-F Information 2009”.

The information set out in the above-referenced financial statements does not constitute the Company’s statutory accounts under the UK Companies Acts for the years ended December 31, 2009, 2008 or 2007.  Those accounts have been reported on by the Company’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985 or under section 498(2) or (3) of the Companies Act 2006.  The accounts for 2008 and 2007 have been delivered to the registrar of companies and those for 2009 will be delivered in due course.

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

(6)
Certain of the information included within exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F.  With the exception of the items and pages so specified, the Annual Report and Form 20-F Information is not deemed to be filed as part of this Annual Report on form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

By:	/s/ A C N Kemp
	Name:	A C N Kemp
	Title:	Authorised Signatory

London, England
March 25, 2010