Form 20-F
period 2011-12-31
ASTRAZENECA PLC
filed 2012-03-28
CIK 901832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

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

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2011 was:

Ordinary Shares of 25¢ each: 1,292,355,052
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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2011 Form 20-F of AstraZeneca PLC (“AstraZeneca” or the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated and submitted on March 28, 2012.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data are not included unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Important information for readers of this Annual Report”, “Definitions”, “Use of terms”,  and “Statements of dates” on page 1, “Cautionary statement regarding forward-looking statements”, “Inclusion of reported performance, Core financial measures and constant exchange rate growth rates”, “Statements of competitive position, growth rates and sales”, “AstraZeneca websites”, “External/third party websites”, “Figures” and “Trade marks” on the inside back cover, and “Glossary” on pages 209 to 211, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Group Financial Record” on page 198 and the first table that appears under “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on page 203, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference. The selected financial data incorporated by reference herein is derived from audited financial statements of the Company and its consolidated entities, prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, included in the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information (including tabular data) set forth or referenced under the heading “Corporate Governance—Risk—Principal risks and uncertainties” on pages 130 to 138 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The information (including tabular data) set forth under the headings “Additional Information—Corporate Information—History and development of the Company” on page 208, “Business Review—Delivering our strategy—Research and Development—Our resources” on page 33, “—Delivering our strategy—Supply and Manufacturing—Our resources” on page 39, “Business Review—Financial Review—Financial position – 2011—Investments, divestments and capital expenditure” on page 89, “Financial Statements—Notes to the Financial Statements—Note 6—Segment information—Geographic areas” (the “Property, plant and equipment” table only) on page 156, “—Note 7—Property, plant and equipment” on pages 156 to 157 and “—Note 22—Acquisitions and disposals of business operations” on pages 170 to 171, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

B. Business Overview

The information (including graphs and tabular data) set forth under the headings “Overview—Our year in brief” on pages 4 to 5, “—Chairman’s Statement” on pages 6 to 7, “—Chief Executive Officer’s Review” on pages 8 to 9, “Strategy and Performance” on pages 15 to 25, “Business Review” on pages 29 to 80, “Additional Information— Development Pipeline” on pages 199 to 202, “Financial Statements—Notes to the Financial Statements —Note 1—Product revenue information” on page 150, “—Note 6—Segment Information” on pages 154 to 156, and “Statements of competitive position, growth rates and sales” on the inside back cover, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

New restructuring initiatives to drive productivity and support innovation

On February 2, 2012, the Company announced new restructuring initiatives designed to improve productivity and strengthen AstraZeneca’s commercial, operations and research and development capabilities. This new programme is expected to deliver an estimated $1.6 billion in annual benefits by the end of 2014, at an estimated total cost of $2.1 billion. AstraZeneca expects that this restructuring programme will affect approximately 7,300 positions. Final estimates for programme costs, benefits and headcount impact in all areas of the business are subject to completion of applicable consultation processes.

European Commission approves Caprelsa (vandetanib) for patients with advanced medullary thyroid cancer

On February 21, 2012, the Company announced that the European Commission has granted marketing authorisation for Caprelsa (vandetanib) for the treatment of aggressive and symptomatic medullary thyroid cancer (MTC) in patients with unresectable locally advanced or metastatic disease.  Caprelsa is the first approved treatment for advanced MTC in Europe. This European Commission decision follows a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) on November 17, 2011 and is applicable to all 27 Member States of the European Union.

Caprelsa was granted orphan drug status and approved by the US Food and Drug Administration (FDA) in April 2011. Caprelsa is also approved in Canada and is under review in Russia, Switzerland, Brazil, Mexico, Argentina and Australia.

The marketing authorisation of Caprelsa is based on data from the Phase III Caprelsa clinical trial programme, including the ZETA study, a double-blind trial of 331 patients with advanced MTC that has progressed and spread to other parts of the body, which showed a 54%  reduction in risk of disease progression compared to placebo. Common side effects observed were diarrhoea, rash, headache, fatigue and hypertension.

FDA approves FluMist Quadrivalent in the prevention of influenza

On March 1, 2012, the Company announced that MedImmune, the Group’s biologics arm, has received approval from the FDA for FluMist Quadrivalent (Influenza Vaccine Live, Intranasal) in the prevention of influenza. This marks the first four-strain influenza vaccine approved by the FDA.  FluMist Quadrivalent contains four strains (two type A strains and two type B lineages) to help provide broad protection against circulating influenza A and B.

Remaining TC-5214 Phase III efficacy studies do not meet endpoint, regulatory filing will not be pursued

On March 20, 2012, the Company and Targacept, Inc. announced top-line results from the remaining Phase III studies investigating efficacy, tolerability and safety of TC-5214 as an adjunct therapy to an antidepressant in patients with major depressive disorder (MDD) who did not respond adequately to initial antidepressant treatment. RENAISSANCE 4 and RENAISSANCE 5, both efficacy and tolerability studies, did not meet the primary endpoint of change on the Montgomery-Asberg Depression Rating Scale (MADRS) total score after eight weeks of adjunct treatment with TC-5214 as compared to placebo. AstraZeneca will take an intangible asset impairment charge of $50 million, the remaining value in relation to TC-5214, in the first quarter of 2012.

C. Organizational Structure

The information (including tabular data) set forth under the headings “Corporate Governance—Corporate Governance Report—Other matters—Subsidiaries and principal activities” on page 111 and “Financial Statements—Principal Subsidiaries” on page 191, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

D. Property, Plant and Equipment

The information (including tabular data) set forth under the headings “Business Review—Delivering our strategy—Research and Development—Our resources” on page 33, “—Delivering our strategy—Supply and Manufacturing—Our resources” on page 39, “Business Review—Financial Review—Financial position – 2011—Property, plant and equipment” and “—Financial Review—Financial position – 2010—Property, plant and equipment” on pages 88 and 93, respectively, “Corporate Governance—Risk—Principal risks and uncertainties—Legal, regulatory and compliance risks—Environmental/occupational health and safety liabilities” on page 137, “Financial Statements—Notes to the Financial Statements—Note 7—Property, plant and equipment” on pages 156 and 157, “—Note 25—Commitments and contingent liabilities—Environmental costs and liabilities” on page 183 and “Additional Information—Corporate Information—Articles—Property” on page 208, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Business Review—Financial Review” on pages 82 to 97, “Business Review—Geographical Review” on pages 77 to 80, “Business Review—Therapy Area Review—Sales by Therapy Area” (consisting of tabular data) on page 56, “—Therapy Area Review—Our financial performance” (consisting of tabular data) on pages 59, 62, 64, 68, 71 and 74, “—Therapy Area Review—Financial performance 2011/2010” on pages 61, 63, 66, 69, 72 and 75, “Strategy and Performance” on pages 15 to 25, “Business Review—Delivering our strategy—Research and Development” on pages 30 to 33, “Corporate Governance—Corporate Governance Report—Business organization—Portfolio Investment Board (PIB)” on page 110, “Corporate Governance—Risk—Principal risks and uncertainties—Commercialisation and business execution risks—Price controls and reductions” , “—Developing our business in Emerging Markets” and “—Pressures resulting from generic competition” on pages 132 to 133, “Financial Statements—Notes to the Financial Statements—Note 14—Interest-bearing loans and borrowings” on page 161, “—Note 15—Financial instruments” on pages 161 to 164, “—Note 19—Reserves” on page 169, “—Note 23—Financial risk management objectives and policies” on pages 171 to 175 and “—Note 25—Commitments and contingent liabilities” on pages 181 to 189, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

We consider the Group’s working capital to be sufficient for its present requirements.

Developments in Legal Proceedings

For further information in respect of material legal proceedings in which the Company is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Financial Statements—Note 25—Commitments and contingent liabilities” on pages 181 to 189 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012.  Unless noted below or in the Company’s “Annual Report sn Form 20-F Information 2011”, no provisions have been established in respect of the proceedings discussed below.

Patent Litigation

Atacand Plus (candesartan cilexetil/hydrochlorothiazide)

Patent proceedings outside the US

In Canada, in February 2012, AstraZeneca settled notice of compliance proceedings with Cobalt Pharmaceuticals Inc., allowing that company to enter the Canadian market on September 23, 2012, or earlier in certain circumstances.

Crestor (rosuvastatin calcium)

US patent litigation

In February 2012, the US Court of Appeals for the Federal Circuit affirmed the US District Court for the District of Delaware’s dismissal of AstraZeneca’s patent infringement actions regarding two method-of-use patents for Crestor on pleading and ripeness grounds. AstraZeneca reserves the right to re-file the lawsuits at a later time.

Patent proceedings outside the US

In Canada, in February 2012, AstraZeneca reached settlement with Pharmascience Inc. (PMS) resolving the litigation regarding AstraZeneca’s Crestor substance patent; and, as part of the agreements, PMS may enter the Canadian market on April 2, 2012, or earlier, in certain circumstances.

In February 2012, the Federal Court of Australia dismissed Apotex Pty Ltd’s (Apotex) motion to vacate a preliminary injunction preventing it from launching rosuvastatin in Australia.  A further motion to vacate by Apotex was heard in March 2012 and, on March 23, 2012, a decision upholding the preliminary injunction was granted in favor of AstraZeneca.  AstraZeneca’s previously reported motions for preliminary injunctions against Watson Pharma Pty Ltd and Ascent Pharma Pty Ltd were granted in March 2012.  Actavis Pharma Pty Ltd has agreed to an undertaking to refrain from launching a product pending a decision in the Apotex matter.

Entocort EC (budesonide)

US patent litigation

In February 2012, AstraZeneca received a notice letter from Santarus, Inc. (Santarus) stating that it had submitted an NDA under §505(b)(2) for FDA approval to market a budesonide product. Santarus alleges non-infringement of a patent listed in the Orange Book in reference to Entocort EC. AstraZeneca is reviewing Santarus’ notice.

Nexium (esomeprazole magnesium)

US patent litigation

In January 2012, AstraZeneca received a Paragraph IV notice letter from Mylan Laboratories Ltd. (Mylan). In March 2012, AstraZeneca commenced a patent infringement action against Mylan in the US District Court for the District of New Jersey.

Seroquel (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)

US regulatory proceedings

On March 12, 2012, AstraZeneca filed a lawsuit against the FDA in the US District Court for the District of Columbia to overturn the FDA’s March 7, 2012 denial of Citizen Petitions that asked the FDA to withhold final approval of any generic quetiapine that omits from its labeling certain hyperglycemia and suicidality warning language that the FDA required AstraZeneca to include in the Seroquel and Seroquel XR labeling. In the lawsuit, AstraZeneca sought to enjoin the FDA from finally approving any generic quetiapine until December 2, 2012 when regulatory exclusivity expires for certain clinical trial data associated with the hyperglycemia warning language, or, alternatively, at least until a federal court had reviewed any FDA decision to finally approve generic quetiapine. On March 23, 2012, the District Court denied the preliminary injunction and dismissed the lawsuit without prejudice, and without reaching a decision on the merits, on the basis that filing the lawsuit prior to final FDA approval was premature. On March 28, 2012, in response to being notified by the FDA that generic versions of quetiapine had been finally approved, AstraZeneca filed a new lawsuit in the US District Court for the District of Columbia seeking a temporary restraining order to vacate these approvals, and to enjoin any further approvals of generic quetiapine.

Seroquel XR (quetiapine fumarate)

US patent litigation

In February 2012, the US District Court for the District of New Jersey dismissed the patent infringement action against Intellipharmaceutics for lack of personal jurisdiction.  The patent infringement action against Intellipharmaceutics is now pending in the United States District Court for the Southern District of New York.

Patent proceedings outside the US

In the Netherlands, in March 2012, the District Court in the Hague upheld the validity of the formulation patent protecting Seroquel XR.

In the UK, in March 2012, the UK High Court found the formulation patent protecting Seroquel XR (marketed as Seroquel XL in the UK) invalid. The patent was challenged by Accord Healthcare Limited, Intas Pharmaceuticals Limited, Hexal AG and Sandoz Limited, Teva UK Limited, and Teva Pharmaceutical Industries Limited.

A hearing regarding the validity of the Seroquel XR formulation patent has been held in Spain and a decision is pending.

Product Liability Litigation

Crestor (rosuvastatin calcium)

Product liability litigation – US

AstraZeneca is defending five lawsuits involving a total of 115 plaintiffs claiming injury from treatment with Crestor. The lawsuits, which were filed in March 2012 in California state courts, allege multiple types of injuries including diabetes mellitus, various cardiac injuries, rhabdomyolosis, and various liver and kidney injuries.  AstraZeneca intends to defend the claims vigorously. Six plaintiffs had previously filed suit in San Francisco County in 2011 for similar injuries allegedly caused by Crestor, but these cases have been stayed or dismissed.

Commercial litigation

Synagis (palivizumab)

In September 2011, AstraZeneca’s biologics unit, MedImmune, filed an action against Abbott International, LLC (Abbott) in the Circuit Court for Montgomery County, Maryland, seeking a declaratory judgment in a contract dispute. Abbott’s motion to dismiss was granted.

In September 2011, Abbott filed a parallel action against MedImmune in the Illinois State Court. Abbott’s motion to hold the disputed funds in escrow was rejected. In February 2012, the court denied MedImmune’s motion to dismiss and is expected to set a trial date for 2013.

Co-Payment Subsidy Litigation

In March 2012, the New England Carpenters Health and Welfare Fund, on behalf of a proposed class of payors that reimbursed consumers for Nexium and Crestor prescriptions as to which AstraZeneca subsidised the consumer's co-payment obligation, brought an action against AstraZeneca in the US District Court for the Eastern District of Pennsylvania. The complaint seeks unspecified treble damages and costs (including attorneys fees), as well as an injunction prohibiting AstraZeneca from offering its co-pay subsidy programs. Similar claims have been filed in other federal courts against seven other manufacturers with respect to their respective co-payment subsidy programmes.

Government investigations/proceedings

Nexium (esomeprazole magnesium)

The European Commission has closed its investigation into alleged practices regarding Nexium and alleged breaches of EU competition laws

Seroquel (quetiapine fumarate)

In March 2012, AstraZeneca reached an agreement in principle to settle the claims of the Montana State Attorney General regarding allegedly false and/or misleading statements made by AstraZeneca in the marketing and promotion of Seroquel, and a provision has been taken.

Indian Central Bureau of Investigation

In India, on February 24, 2012, a criminal First Information Request (FIR) was filed by the Indian Central Bureau of Investigation against AstraZeneca and public officials of the Central Procurement Agency of the Delhi Directorate of Health Services (DHS).  The FIR alleges that AstraZeneca submitted a false affidavit in connection with a tender for meropenem with the DHS in which AstraZeneca stated that the prices quoted were not higher than the rates quoted to other governmental, semi-governmental, autonomous or public sector hospitals, institutions or organisations, while, the FIR alleges, AstraZeneca sold the same medicine at a lower rate to another hospital, resulting in a loss to the DHS. It is further alleged in the FIR that unspecified officers of the DHS and AstraZeneca collectively sought to cancel the DHS recovery proceedings to recover any overpayment through the issuance of a “Show Cause Notice”. AstraZeneca is evaluating the allegations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information (including tabular data) set forth under the headings “Corporate Governance—Board of Directors and Senior Executive Team—Board of Directors” and “—Board of Directors and Senior Executive Team—Senior Executive Team” on pages 100 to 102, “Corporate Governance—Directors’ Remuneration Report—Additional information—Terms of employment for Executive Directors—Policy on external appointments and retention of fees” on page 122 and “—Directors’ emoluments in 2011—Directors’ remuneration—US dollars” (last sentence only) on page 123, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

Non-Executive Director changes, retirement of Chairman and appointment of successor

On March 1, 2012, the Company announced that Leif Johansson will be proposed to shareholders for election as a Non-Executive Director at the Company’s Annual General Meeting (AGM) on April 26, 2012.  It is the intention of the Board of Directors (the Board) that he will be appointed Non-Executive Chairman of the Board with effect from September 1, 2012.  On that date, Louis Schweitzer intends to retire from the Board as Chairman and as a Director.  In addition, Graham Chipchase and Geneviève Berger will be proposed to shareholders for election as Non-Executive Directors at the AGM. Subject to shareholder approval, all three individuals will join the Board with effect from April 26, 2012.

Also on March 1, 2012, the Company announced that Michele Hooper intends to retire from the Board at the close of the AGM after nine years’ service as a Non-Executive Director.  Ms. Hooper is currently senior independent Non-Executive Director, Chairman of the Audit Committee and a member of the Nomination and Governance Committee. With effect from April 26, 2012, John Varley will take over as senior independent Non-Executive Director.  Mr. Varley will remain Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee. With effect from the same date, Rudy Markham will become Chairman of the Audit Committee and will join the Nomination and Governance Committee.  Mr. Markham will remain a member of the Remuneration Committee. The Company further announced that it is planned that Leif Johansson will join the Nomination and Governance Committee; Graham Chipchase will join the Audit Committee; and Geneviève Berger will become a member of the Science Committee, each with effect from the date of their proposed appointment at the AGM.  All current Directors (including Louis Schweitzer), with the exception of Michele Hooper, will be presenting themselves for re-election, in accordance with AstraZeneca’s normal practice, at the AGM.

Leif Johansson (60) is Chairman of global telecommunications company, LM Ericsson, a position he has held since April 2011.  From 1997 until 2011, he was Chief Executive of AB Volvo, one of the world’s leading manufacturers of trucks, buses, construction equipment, drive systems and aerospace components.  He spent a significant part of his early career at AB Electrolux, latterly as Chief Executive from 1994 to 1997.  He was a non-executive director of Bristol-Myers Squibb from 1998 to September 2011, serving on the board’s audit committee and compensation and management development committee.  Mr. Johansson is Chairman of the European Round Table of Industrialists and the International Advisory Board of the Nobel Foundation.  He holds board positions at Svenska Cellulosa Aktiebolaget SCA, the Confederation of Swedish Enterprise and Ecolean AB.  He holds an MSc in engineering from Chalmers University of Technology, Gothenburg, and has been a member of the Royal Swedish Academy of Engineering Sciences since 1994.  He became Chairman of the Academy this year.

Graham Chipchase (49) is Chief Executive of global consumer packaging company, Rexam PLC.  He was appointed to the position in 2010 after previous service at Rexam as Group Director, Plastic Packaging (2005-2009) and Group Finance Director (2003-2005).  Prior to joining Rexam, he was Finance Director, Aerospace at global engineering group, GKN plc, from 2001 to 2003.  After starting his career with Coopers & Lybrand Deloitte, he held a number of finance roles in the industrial gases company, The BOC Group plc (now part of The Linde Group) (1990-2001).  Mr. Chipcase is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in chemistry from Oriel College, Oxford.

Geneviève Berger (57) is Chief Research & Development Officer at Unilever PLC and a member of the Unilever Leadership Executive.  She holds three doctorates – in physics, human biology and a medical doctorate.  She was appointed Professor of Medicine at Université Pierre et Marie Curie, Paris in 2006.  From 2003 to 2008 she was Professor and Hospital Practitioner at l’Hôpital de la Pitié-Salpêtrière, Paris.  Previous positions she has held include Director of the Biotech and Agri-Food Department, then Head of the Technology Directorate at the French Ministry of Research and Technology (1998-2000); Director General, Centre National de la Recherche Scientifique (2000-2003); and Chairman of the Health Advisory Board of the EU Commission (2006-2008).  Ms. Berger was a non-executive board member of Unilever from 2007 to 2008 before being appointed to her current position and has been a non-executive director of Smith & Nephew plc since 2010.

B. Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report” on pages 113 to 128, “Financial Statements—Notes to the Financial Statements—Note 18—Post-retirement benefits” on pages 165 to 169, “—Note 24—Employee costs and share plans for employees” on pages 176 to 180 and “—Note 27—Statutory and other information—Key management personnel compensation”, on page 190, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

C. Board Practices

The information (including tabular data) set forth under the headings “Corporate Governance—Board of Directors and Senior Executive Team—Board of Directors” and “—Senior Executive Team” on pages 100 to 102, “Corporate Governance—Corporate Governance Report—Leadership” on pages 103 to 104, “—Board effectiveness” on pages 104 to 106, “—Accountability—Board Committee membership” (consisting of tabular data) on page 106, “—Audit Committee” on pages 107 to 108, “—Remuneration Committee”, “—Nomination and Governance Committee” and “—Science Committee”, each on page 109, “—Business organisation—Compliance and Group Internal Audit” and “—Senior Executive Team” on page 110, “Corporate Governance—Directors’ Remuneration Report—Terms of employment for Executive Directors” and “—Non-Executive Directors” on pages 122 to 123, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

D. Employees

The information set forth under the headings “Business Review—Delivering our strategy—People” (comprising the graphical data, and the “Managing change in our organisation” section only) on pages 40 and 42 respectively, “Business Review—Delivering our strategy—Research and Development—Our resources” (first and second paragraphs only) on page 33, “Business Review—Delivering our strategy—Supply and Manufacturing—Our resources” (second and third paragraphs only) on page 39, “Strategy and Performance—Our strategic priorities to 2014—Restructuring” on page 22, and “Financial Statements—Notes to the Financial Statements—Note 24—Employee costs and share plans for employees—Employee costs” (including the tabular data) on page 176, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

E. Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 24—Employee costs and share option plans for employees” on pages 176 to 180,

“Corporate Governance—Corporate Governance Report—Other matters—Directors’ shareholdings” on page 111, “Corporate Governance—Directors’ Remuneration Report—Additional information—Directors’ interests in shares” on pages 125 to 128, and “Additional Information—Shareholder Information—Options to purchase securities from registrant or subsidiaries” on page 205, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the heading “Additional Information—Shareholder Information—Major shareholdings” (including tabular data) on pages 204 to 205 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

B. Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Financial Statements—Note 27—Statutory and other information—Related party transactions” on page 190 and “Additional Information—Shareholder Information—Related party transactions” on page 205, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18 – “Financial Statements.” The information (including graphs and tabular data) set forth under the headings  “Additional Information—Shareholder Information” on pages 203 to 207, “Business Review—Financial Review—Capitalisation and shareholder return—Dividend and share repurchases” on page 90 and “Corporate Governance—Corporate Governance Report—Other matters—Distributions to shareholders and dividends for 2011” on page 111, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

The information (including graphs and tabular data) set forth under the headings  “Additional Information—Shareholder Information” on pages 203 to 207, “Business Review—Financial Review—Capitalisation and shareholder return—Dividend and share repurchases” on page 90 and “Corporate Governance—Corporate Governance Report—Other matters—Distributions to shareholders and dividends for 2011” on page 111, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

B. Significant Changes

Please see the information above under the heading Item 5 – “Operating and Financial Review and Prospects—Developments in Legal Proceedings” for information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Financial Statements—Note 25—Commitments and contingent liabilities” on pages 181 to 189 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012.

Other than as disclosed herein, since the date of the annual consolidated financial statements included in this Form 20-F dated March 28, 2012, no significant change has occurred.

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

The information (including graphs and tabular data) set forth under the heading “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on pages 203 to 204 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

In addition, the table below sets forth, for the periods indicated, the reported high and low share prices of AstraZeneca PLC, on the following bases:

•	for shares listed on the London Stock Exchange (LSE) the reported high and low middle market closing quotations are derived from the Daily Official List;

•	for shares listed on the Stockholm Stock Exchange (SSE) the high and low closing sales prices are as stated in the Official List; and

•	for American Depositary Shares (ADS) listed on the New York Stock Exchange the reported high and low sales prices are as reported by Dow Jones (ADR quotations).

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2012 – February	3089.5	2807.5	48.58	44.64	329.5	295.2
2012 – January	3111.5	3009	48.20	46.57	328.9	315.8
2011 – December	2975.0	2883.0	46.34	45.15	318.2	307.0
2011 – November	2976.5	2731.5	47.88	42.53	316.2	293.7
2011 – October	3080.5	2814.5	49.89	43.86	319.0	299.5
2011 – September	2916.0	2738.5	46.69	42.64	305.1	284.0

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2011	3194.0	2543.5	52.40	40.95	328.5	269.3
2011 – Quarter 4	3080.5	2731.5	49.89	42.53	319.0	293.7
2011 – Quarter 3	3166.5	2543.5	51.08	40.95	324.5	269.3
2011 – Quarter 2	3194.0	2895.0	52.40	46.60	328.5	294.2
2011 – Quarter 1	3073.5	2801.5	49.38	45.40	320.6	289.0

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2010	3,385	2,732	53.50	40.91	382.2	309.3
2010 – Quarter 4	3,359	2,922	53.50	45.80	354.7	309.3
2010 – Quarter 3	3,385	3,052	53.41	47.05	382.2	345.0
2010 – Quarter 2	3,169	2,772	48.74	40.91	368.0	314.0
2010 – Quarter 1	3,103	2,732	50.40	43.05	363.8	310.1

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2009	2,947	2,147	47.54	30.24	365.0	261.5
2008	2,888	1,748	49.85	34.10	340.5	211.5
2007	2,984	2,093	59.04	42.82	414.0	272.0

(1) Principally held in bearer form.

B. Plan of Distribution

Not applicable.

C. Markets

The information (including tabular data) set forth under the heading “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on pages 203 to 204 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Corporate Information—Articles” on page 208 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

C. Material Contracts

Not applicable.

D. Exchange Controls

The information set forth under the headings “Additional Information—Shareholder Information—Exchange controls and other limitations affecting security holders” on page 207 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

E. Taxation

The information set forth under the headings “Additional Information—Shareholder Information—Taxation for US residents”, “—UK and US income taxation of dividends”, “—Taxation on capital gains”, “—Passive Foreign Investment Company (PFIC) rules”, “—Information reporting and backup withholding”, “—UK inheritance tax” and “—UK stamp duty reserve tax and stamp duty” on pages 206 to 207 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The information set forth under the heading “Additional Information—Shareholder Information—Documents on display” on page 206 of the Company’s “Annual Report and Form 20-F Information” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Business Review—Financial Review—Financial risk management” on pages 93 to 94 and “Financial Statements—Note 23—Financial risk management objectives and policies” on pages 171 to 175, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

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
(a) Depositing or substituting the underlying shares
Issuances against deposits of shares, including deposits and issuances pursuant to a stock dividend or stock split declared by the Company or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the American Depositary Shares (“ADSs”) or the deposited securities

Up to $5.00 for each 100 ADSs (or portion thereof) issued or delivered (as the case may be)
The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

(b) Receiving or distributing dividends(1)	Cash distributions made pursuant to the deposit agreement	$0.05 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to $5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing, cancelling or reducing an underlying security	Acceptance of ADSs surrendered for withdrawal, cancellation or reduction of deposited securities
Up to $5.00 for each 100 ADSs (or portion thereof) surrendered, cancelled or reduced (as the case may be)
The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

(e) Transferring, combination or split-up of receipts	Transfer, combination and split-up of ADRs	$1.50 per ADR

(f) General depositary services, particularly those charged on an annual basis(1)	Services performed by the depositary in administering the ADRs
$0.05 or less per ADS per calendar year (or portion thereof), payable at the sole discretion of the depositary by billing ADR holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Fees and expenses of the depositary	Fees and expenses incurred by the depositary or the depositary’s agents on behalf of holders, including in	Expenses payable at the sole discretion of the depositary by billing ADR holders or by deducting such charges from one or more cash

Category	Depositary actions	Associated fee or charge
	connection with:	dividends or other cash distributions

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
J.P. Morgan has agreed that it shall not charge ADR holders any of these fees without the Company’s prior written consent. No such fees have been charged for the year ended December 31, 2011 or from January 1, 2012 to the date hereof.

Fees and Payments Made by the Depositary to us

J.P. Morgan, as ADR depositary, has agreed to reimburse certain expenses related to the Company’s ADR program and incurred by the Company in connection with the program. For the year ended December 31, 2011, the ADR depositary reimbursed to the Company, or paid on its behalf to third parties, a total sum of $1,882,317 (comprised of reimbursements of $1,721,469 and payments to third parties of $100,848, in each case as detailed in the tables below). The ADR depositary also waived certain of its fees for standard costs associated with the administration of the ADR program in a total amount of $215,000.

The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed within each such category for the year ended December 31, 2011:

Category of Expenses – Direct Payments	Reimbursement for the year ended December 31, 2011
ADR program expenses, including investor relations costs and legal fees	$1,721,469
Total	$1,721,469

The ADR depositary has paid certain expenses directly to third parties on behalf of the Company and has agreed to waive certain of its fees for standard costs associated with the administration of the ADR program. The table below sets forth those expenses that the ADR depositary paid directly to third parties, and those fees waived, in each case for the year ended December 31, 2011.

Category of Expenses – Indirect Payment	Amount paid for the year ended December 31, 2011
Expenses paid by depositary to third parties on behalf of the Company – NYSE listing fees	$100,848
Fees waived by depositary for standard ADR program costs	$215,000
Total	$315,848

Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by the Company, the Company is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of the Company. No such repayments were made during the year ended December 31, 2011.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Accountability” on page 106, —Audit Committee” on pages 108 to 109 (the last four paragraphs of the “Audit Committee” section only, excluding the “Code of Conduct” section), “—US corporate governance requirements” on page 109 (the first and second paragraphs of the “US corporate governance requirements” section only) and “Financial Statements—Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 140, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

Management’s Annual Report on Internal Control over Financial Reporting

As required by US regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Director’s Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 140 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AstraZeneca PLC:

We have audited AstraZeneca PLC’s (“the Company”) internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). AstraZeneca’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AstraZeneca PLC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the PCAOB, the consolidated statements of financial position of AstraZeneca and subsidiaries as of 31 December 2011, 2010 and 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2011, and our report dated 2 February 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG Audit Plc
15 Canada Square
London
United Kingdom
E14 5GL

2 February 2012

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Board Committee membership” (consisting of tabular data) on page 106 and in the first paragraph under the heading “—Audit Committee” on page 107, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Corporate Governance—Corporate Governance Report—Audit Committee—Code of Conduct” on page 109 and “Business Review—Delivering our strategy—Compliance—Code of Conduct” on page 43, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

The Company’s Code of Conduct is available at www.astrazeneca.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ended December 31,
	2011	2010
	($ million)
Audit Fees	2.4	2.3
Audit-Related Fees	6.1	7.1
Tax Fees	0.9	1.1
All Other Fees	4.9	3.4
Total	14.3	13.9

Audit-related fees consist of $5.5 million for the audit of subsidiaries pursuant to legislation and fees of $0.6 million for the audit of subsidiaries’ pension schemes. Tax fees consist of tax compliance services and, to a lesser extent, tax advice.

All other fees consist of fees of $2.5 million for assurance services in relation to third party compliance with manufacturing and distribution agreements, third party royalty agreements, an audit in connection with the disposal of Astra Tech, advisory services supporting management in their development of competency and development frameworks for staff, and an outsourcing arrangement in respect of IT infrastructure and fees of $2.4 million for other services pursuant to legislation (including fees of $1.9 million in respect of section 404 of the Sarbanes-Oxley Act).

The information (including tabular data) set forth under the heading “Corporate Governance—Corporate Governance Report—Audit Committee” (excluding the “Code of Conduct” section) on pages 107 to 108 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
		($)		($ billion)
Month #1 Jan 1 - Jan 31	6,569,645	48.28	6,569,645	5.7
Month #2 Feb 1 - Feb 28	11,909,911	48.63	11,909,911	5.1
Month #3 Mar 1 - Mar 31	8,575,973	47.17	8,575,973	4.7
Month #4 Apr 1 - Apr 30	2,314,665	49.10	2,314,665	4.6
Month #5 May 1 - May 31	9,158,433	51.47	9,158,433	4.1
Month #6 Jun 1 - Jun 30	13,109,955	50.21	13,109,955	3.5
Month #7 Jul 1 - Jul 31	3,485,683	49.79	3,485,683	3.3
Month #8 Aug 1 - Aug 31	19,175,511	45.62	19,175,511	2.4
Month #9 Sep 1 - Sep 30	14,906,356	44.43	14,906,356	1.8
Month #10 Oct 1 - Oct 31	10,877,238	47.36	10,877,238	1.2
Month #11 Nov 1 - Nov 30	16,486,253	45.36	16,486,253	0.5
Month #12 Dec 1 - Dec 31	10,838,766	45.84	10,838,766	0.0
Total	127,408,389	47.21	127,408,389	N/A

All of the purchases reflected in the table above were made pursuant to our publicly announced share repurchase program, which was announced by the Company on January 27, 2011 when the Company stated that share repurchases (net of new issues) for the full year were anticipated to be approximately $4.0 billion. On July 28, 2011, the Company announced that, depending on the timing of the sale of Astra Tech, share repurchases (net of new issues) for the full year could increase to $5.0 billion and, on October 27, 2011, the Company confirmed that, with the Astra Tech sale completed at the end of August 2011, the revised target for the full year was around $5.0 billion.  On February 2, 2012, the Company announced that share repurchases (net of new issues) for the full 2011 year amounted to $5.6 billion. Excluding new issues, share repurchases for the full year amounted to $6.0 billion.

On February 2, 2012, the Company announced that, subject to market conditions and business needs, the Company intends to complete net share repurchases in the amount of $4.5 billion during 2012.

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

4. Under the NYSE Standards, shareholders are entitled to vote on all equity compensation plans and material	Under the listing rules of the UK Listing Authority (the “UKLA Rules”), with which the Company complies,

NYSE Standards	AstraZeneca Corporate Governance Practice
revisions thereto, with certain limited exemptions.
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

As the Company is a foreign private issuer, the Company’s Chief Executive Officer is not required to make this certification. He is, however, required to promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any non-compliance with any NYSE corporate governance rules applicable to the Company.

The information set forth under the heading “Corporate Governance—Corporate Governance Report—US corporate governance requirements” (final paragraph only) on page 109 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The information set forth in Exhibit 15.2 hereto “Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of AstraZeneca PLC by KPMG Audit Plc” is incorporated in this section by reference. The information (including tabular data) set forth under the headings “Financial Statements” on pages 142 to 190 (including the information set forth under the subheading “Notes to the Financial Statements” on pages 150 to 190), “Financial Statements—Group Financial Record” on page 198 and “—Principal Subsidiaries” on page 191, in each case of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012 is incorporated by reference.

Please see the information above under the heading Item 5 – “Operating and Financial Review and Prospects—Developments in Legal Proceedings” for information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Financial Statements—Note 25—Commitments and contingent liabilities” on pages 181 to 189 of the Company’s “Annual Report and Form 20-F Information 2011” included as exhibit 15.1 to this Form 20-F dated March 28, 2012.

The information set out in the above-referenced financial statements does not constitute the Company’s statutory accounts under the UK Companies Act for the years ended December 31, 2011, 2010 or 2009. Those accounts have been reported on by the Company’s auditors; their reports were unqualified and did not contain a statement under section 498(2) or (3) of the Companies Act 2006. The accounts for 2010 and 2009 have been delivered to the registrar of companies and those for 2011 will be delivered in due course.

ITEM 19. EXHIBITS

1.1	Articles of Association.(1)
4.1
Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.(2)

4.2	Agreement for Service between AstraZeneca PLC and Simon Lowth, dated September 27, 2007.(3)
4.3	Agreement for Service between AstraZeneca PLC and David R. Brennan dated December 16, 2005 (effective as of January 1, 2006).(4)
4.5	Form of Deed of Indemnity for Directors.(5)
7.1	Statement explaining calculation of ratio of earnings to fixed charges.
8.1	List of subsidiaries.
12.1	Certification of David R. Brennan filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Simon Lowth filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of David R. Brennan and Simon Lowth furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1	Annual Report and Form 20-F Information 2011.(6)
15.2	Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of AstraZeneca PLC by KPMG Audit Plc.
15.3	Consent of KPMG Audit Plc, independent registered public accounting firm.
15.4	Consent of IMS Health HQ Limited.
15.5	Consent of Bureau Veritas UK Limited.

(1)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed April 28, 2011 (File No. 001-11960).

(2)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2003 (File No. 001-11960).

(3)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 12, 2008 (File No. 001-11960).

(4)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 23, 2006 (File No. 001-11960).

(5)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 27, 2007 (File No. 001-11960).

(6)
Certain of the information included within exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2011 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

By:	/s/ A C N Kemp
	Name:	A C N Kemp
	Title:	Authorized Signatory

London, England
March 28, 2012