Form 20-F/A
period 2011-12-31
ASTRAZENECA PLC
filed 2012-09-21
CIK 901832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 20-F/A
Amendment No. 1

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
__________________________________

Adrian Kemp
AstraZeneca PLC
2 Kingdom Street, London W2 6BD
Telephone: +44 20 7604 8000
Facsimile number: +44 20 7604 8151
(Name, Telephone, E-Mail or Facsimile number and Address of Company Contact Person)
__________________________________
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
__________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
__________________________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2011 was:

Ordinary Shares of 25¢ each: 1,292,355,052
Redeemable Preference Shares of £1 each: 50,000
__________________________________

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
☐  Yes      ☐  No

1

EXPLANATORY NOTE

AstraZeneca PLC (“AstraZeneca”, the “Company”, “we”, “our” or “us”) is filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2012 (the “2011 Form 20-F”) solely for the purpose of adding Exhibits 4.6, 4.7, 4.8, 4.9, 4.10 and 4.11 (the “Additional Exhibits”) to “Item 19: Exhibits” of the 2011 Form 20-F.  The Additional Exhibits are being filed pursuant to this Amendment No. 1 in response to comments that we have received from the staff of the SEC in connection with the staff’s review of the 2011 Form 20-F.

Exhibit 4.6 is a License Agreement dated April 20, 1998, by and between Shionogi & Co., Ltd. and Zeneca Limited (the “License Agreement”).  Exhibits 4.7, 4.8, 4.9, 4.10 and 4.11 are amendment agreements by and between Shionogi & Co., Ltd. and AstraZeneca UK Limited (successor to Zeneca Limited) to the License Agreement.  Certain portions of Exhibits 4.6, 4.7, 4.9 and 4.11 have been redacted and filed separately with the Securities Exchange Commission pursuant to a request for confidential treatment under the SEC’s rules.

Except to reflect the addition of the Additional Exhibits to “Item 19: Exhibits” of the 2011 Form 20-F as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the 2011 Form 20-F or reflect any events that have occurred after the 2011 Form 20-F was filed.  The 2011 Form 20-F, and this Amendment No. 1, continue to speak as of the date on which the 2011 Form 20-F was filed.

PART III

ITEM 19:  EXHIBITS

The exhibits listed below are filed herewith:

4.6	License Agreement dated April 20, 1998, by and between Shionogi & Co., Ltd. and Zeneca Limited (the “License Agreement”).(1)
4.7	Amendment Agreement dated May 14, 2002, by and between Shionogi & Co., Ltd. and AstraZeneca UK Limited, to the License Agreement.(1)
4.8	Amendment No. 2, effective as of April 26, 2005, to the License Agreement.
4.9	Amendment No. 3, effective as of December 5, 2008, to the License Agreement.(1)
4.10	Amendment No. 4, effective as of February 19, 2009, to the License Agreement.
4.11	Amendment No. 5, effective as of November 12, 2012, to the License Agreement.(1)
12.3	Certification of Simon Lowth filed pursuant to 17 CFR 240.13a-14(a).
12.4	Certification of Julie Brown filed pursuant to 17 CFR 240.13a-14(a).

(1)	Pursuant to a request for confidential treatment filed with the SEC, certain confidential portions of this exhibit have been omitted and filed separately with the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

AstraZeneca PLC

By:	/s/ A C N Kemp
	Name:	A C N Kemp
	Title:	Authorized Signatory

London, England
September 21, 2012

2