Form 20-F
period 2012-12-31
ASTRAZENECA PLC
filed 2013-03-25
CIK 901832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2012
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

Adrian Kemp
AstraZeneca PLC
2 Kingdom Street, London W2 6BD
Telephone: +44 20 7604 8000
Facsimile number: +44 20 7604 8151
(Name, Telephone, E-Mail or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share of 25¢ each	The New York Stock Exchange
Ordinary Shares of 25¢ each	The New York Stock Exchange*
5.40% Notes due 2014	The New York Stock Exchange
5.90% Notes due 2017	The New York Stock Exchange
1.95% Notes due 2019	The New York Stock Exchange
7.00% Notes due 2023	The New York Stock Exchange
6.45% Notes due 2037	The New York Stock Exchange
4.00% Notes due 2042	The New York Stock Exchange

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

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2012 was:

Ordinary Shares of 25¢ each: 1,246,779,548
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

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2012 Form 20-F of AstraZeneca PLC (“AstraZeneca” or the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated and submitted on March 25, 2013.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data are not included unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Important information for readers of this Annual Report”, “Definitions”, “Use of terms”,  and “Statements of dates” on the inside front cover, “Cautionary statement regarding forward-looking statements”, “Inclusion of reported performance, Core financial measures and constant exchange rate growth rates”, “Statements of competitive position, growth rates and sales”, “AstraZeneca websites”, “External/third party websites” and “Figures” on the inside back cover, “Glossary” on pages 209 to 210, and “Trade marks” on page 211, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Group Financial Record” on page 198 and the first table that appears under “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on page 203, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference. The selected financial data incorporated by reference herein is derived from audited financial statements of the Company and its consolidated entities, prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, included in the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information (including tabular data) set forth or referenced under the heading “Performance—Risk—Principal risks and uncertainties” on pages 75 to 85 of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The information (including tabular data) set forth under the headings “Additional Information—Corporate Information—History and development of the Company” on page 208, “Performance—Financial Review—Financial position – 2012—Investments, divestments and capital expenditure” on page 93 and “Financial Statements—Notes to the Group Financial Statements—Note 22—Acquisitions and disposals” on pages 173 to 174, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

B. Business Overview

The information (including graphs and tabular data) set forth under the headings “Overview—AstraZeneca at a glance” on pages 2 to 5, “—Chairman’s Statement” on pages 6 to 7, “—Chief Executive Officer’s Review” on pages 8 to 9, “Strategy” on pages 12 to 21, “Performance—Our performance in 2012” on pages 24 to 29, “—Business Review” on pages 30 to 49, “—Therapy Area Review” on pages 50 to 69, “—Geographical Review” on pages 70 to 73, “Performance—Risk—Managing Risk”, “—Embedded in business processes” and “—Key responsibilities” on pages 74 to 75, “Additional Information—Development Pipeline” on pages 199 to 202, “Financial Statements—Notes to the Group Financial Statements—Note 1—Product revenue information” on page 150, “—Note 6—Segment Information” on pages 155 to 156, and “Statements of competitive position, growth rates and sales” on the inside back cover, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

Strategy update

Strategy to return to growth and achieve scientific leadership

On March 21, 2013, AstraZeneca announced its strategy to return to growth and achieve scientific leadership, which is the result of AstraZeneca’s annual strategy review. AstraZeneca’s strategic priorities are:

•	Driving our on-market growth platforms to return to growth as we move through a period of patent expiries and revenue declines;

•	Progressing the Phase II pipeline with the goal of increasing our Phase III asset volume and delivering on the potential of our biologics portfolio;

•	Launching a steady flow of specialty care products, balancing AstraZeneca’s historic strength in primary care;

•	Rebuilding AstraZeneca’s R&D platform through innovation and distinctive science supported by co-location of our teams and better access to globally recognised science clusters;

•	Significantly simplifying the business, improving productivity and building a culture that supports long-term success;

•	Leveraging business development and acquisition opportunities to strengthen the product pipeline.

Achieving scientific leadership

AstraZeneca is committed to executing a focused innovation-driven global biopharmaceuticals strategy, exploiting its combination of strengths in large and small molecules, immunotherapies and protein engineering technologies.

We will strive for our research and development efforts to be more focused. In large and small molecule R&D, we will concentrate our scientific efforts and the weight of our investment, including business development, on three core therapy areas:

•	Respiratory, Inflammation & Autoimmunity

•	Cardiovascular & Metabolic Disease

•	Oncology

We will continue to be active in Infection & Vaccines and in Neuroscience, though our investments will be more opportunity-driven. Within our chosen therapy areas, we will tighten our disease focus. This approach is designed to improve our likelihood of success while allowing us to meet our goal of funding our growing portfolio of late stage medicines to 2016 with R&D expenditure that we expect to be comparable with current levels.

By accelerating development of several new molecular entities (NMEs), we believe our Phase III pipeline has the potential to double in size by 2016. Acceleration of these key NMEs, combined with our ongoing efforts to progress a strong Phase II biologics pipeline into late stage development, will create a portfolio more weighted towards specialty care, balancing our traditional strengths in primary care. We are also increasing our investment in life cycle management to support key on-market and late stage pipeline products such as Brilinta, FORXIGATM, BYDUREONTM and lesinurad.

We intend to transform the way we carry out research and development. To help achieve sustainable scientific leadership and improve pipeline productivity, we will reshape our footprint and evolve our operating model. As discussed below in “—Strategy update—AstraZeneca to establish strategic R&D centres to enhance innovation and pipeline productivity”, we are proposing to increase our proximity to bioscience clusters and bring our research, development and commercial people together in three strategic R&D centres. We believe that these proposals will make it easier for our researchers to collaborate with external partners and with each other. The creation of autonomous biologics and small molecules biotech units is designed to improve innovation and accelerate decision-making. Additionally, we intend to increase our emphasis on novel biology and personalised healthcare and to continue to partner with leading academic institutions to increase our understanding of disease biology.

Return to growth

By seeking to maximize the potential of our current portfolio of products and product candidates, we expect to navigate a period of revenue decline during which some of our major products are scheduled to lose exclusivity. Through this organic strategy we will target a return to growth. We will focus investment and resources on five key growth platforms:

•	Ensuring Brilinta reaches the patients who can benefit, capturing the potential of this medicine;

•	Working with our partner, BMS, to achieve a leading position in the non-insulin diabetes market;

•	Investing to drive growth in our Emerging Markets;

•	Maximising the potential of our on-market respiratory portfolio, which continues to grow in key markets, and accelerate our pipeline of respiratory projects;

•	Capturing the potential from our established brands and new launches in Japan, the world’s second largest pharmaceutical market and one that is showing steady growth.

Through accelerated business development we will seek to deliver benefits that exceed the Company’s base plan while supporting our long-term product pipeline aspirations. There will be a more intense focus to the business development efforts of our small molecule and biologics biotech units on early stage academic and biotech alliances. We will continue to in-license to strengthen the pipeline, focusing predominately on the three core therapy areas identified above, while we will seek partnerships and bolt-on acquisitions to support the late-stage and on-market portfolio to accelerate revenues.

Simplification and productivity

We believe that transforming how we work is crucial to delivering our strategy. We are committed to significantly simplifying our organisation and our processes, while creating an innovative environment. A more focused footprint will support that aim, as will increasing autonomy to accelerate and improve decision making.  We will continue to drive productivity improvements across the Group with a view to removing complexity and to create additional headroom to invest in growing our business and providing returns to our shareholders.

This initivative will involve a restructuring of our selling, general and administrative (SG&A) activities that will lead to a global reduction in headcount of approximately 2,300. The majority of this headcount impact is related to restructuring programmes that have been previously announced or have otherwise already been communicated to affected employees. The new, fourth phase of our restructuring programme combines this SG&A restructuring with two previously announced programmes. These comprise the headcount reduction of 1,600 related to the proposed R&D footprint changes discussed below in “—Strategy update—AstraZeneca to establish strategic R&D centres to enhance innovation and pipeline productivity”, and the balance of the third phase of our restructuring programme announced in February 2012, which amounts to 1,150 roles. This Phase 4 restructuring programme entails an estimated global headcount reduction of about 5,050 over the period from 2013 to 2016.

The Phase 4 restructuring programme is estimated to result in $2.3 billion in one-time restructuring charges that will impact our income statement, of which $1.7 billion are expected to be cash costs. The Phase 4 restructuring programme is expected to result in annual benefits of approximately $800 million by 2016, of which approximately $500 million relate to the proposed SG&A restructuring and R&D footprint changes and approximately $300 million relate to the balance of the third phase of our restructuring programme announced in February 2012.

Financial objectives and capital allocation

On March 21, 2013, the Company also summarised its financial objectives and capital allocation policy:

•	Maintaining strong Core pre-R&D operating margins with a target range of 48% to 52%;

•	An expectation that up to 50% of the post-tax, pre-R&D cashflow from our on-market portfolio will be reinvested in R&D, external collaborations and in-licensing, as well as capital investment;

•	A commitment to maintain our progressive dividend policy under which we hold or grow the dividend per share with a target cover of two times core earnings over the investment cycle;

•	Allocating the balance of cashflows to fund additional value-creating business development and bolt-on acquisitions;

•	Returning cash through share repurchases over time if no value-creating business development opportunities arise.

In adopting a progressive dividend policy, by which AstraZeneca’s Board of Directors intends to maintain or grow the dividend each year, the Board recognises that some earnings fluctuations are to be expected as the revenue base transitions through a period of exclusivity losses and new product launches. The Board’s view is that the annual dividend will not just reflect the financial performance of a single year taken in isolation, but reflects its view of the earnings prospects for the Group over the entirety of the investment cycle.

Long-term incentives

The Company is proposing to review its long-term incentive performance metrics to maximise alignment with the strategy of returning to growth and achieving scientific leadership. The Company’s Remuneration Committee plans to consult the Group’s largest investors about its thinking in this area before any long term incentive awards are made in 2013 and will take those views into account before reaching its final decision. The Company expects to make available further information about the new performance metrics at the Company’s Annual General Meeting on April 25, 2013.

AstraZeneca to establish strategic R&D centres to enhance innovation and pipeline productivity

On March 18, 2013, the Company announced plans to invest in strategic research and development centres in the UK, the US and Sweden to improve pipeline productivity and to establish the Company as a global leader in biopharmaceutical innovation. The proposals are designed to locate more of the Company’s scientists close to globally recognised bioscience clusters, making it easier to access talent and opportunities for collaboration and partnerships; bring teams together to improve collaboration and to create an environment that prioritises scientific development and the needs of patients; and simplify the Company’s footprint to reduce complexity and eliminate unnecessary cost.

Under the plans, AstraZeneca’s small molecule and biologics R&D activities will be concentrated in three strategic centres: Cambridge, UK; Gaithersburg, US; and Mölndal, Sweden. The proposals are expected to be fully implemented by 2016.  Under the proposals:

Cambridge, UK: AstraZeneca plans to invest around $500 million to establish a new, purpose-built facility in Cambridge, a world-renowned centre for life sciences innovation with strong links to globally important research institutions in London. Consolidating the Company’s UK-based small molecule and biologics research and development at a new centre will build on AstraZeneca’s protein engineering capabilities already based in the city. Cambridge will also become AstraZeneca’s new global corporate headquarters.

Gaithersburg, Maryland, US: The site of MedImmune’s headquarters and the primary location for AstraZeneca’s biologics activities, Gaithersburg is expected to also become the location of much of the Company’s US-based Global Medicines Development activities for small and large molecules and to accommodate some global marketing and US specialty care commercial functions.

Mölndal, Sweden: AstraZeneca’s site in Mölndal, near Gothenburg, will continue to be a global centre for research and development, with a primary focus on small molecules.

We expect that the three strategic sites will be supported by other existing AstraZeneca facilities around the world, including Boston, Massachusetts, US, which will continue to be a centre for research and development, with a primary focus on small molecules. The consolidation of AstraZeneca’s global R&D footprint and the creation of a new headquarters will impact on other sites over the next three years, particularly in the UK and US. The main changes, as currently contemplated under our proposals, are as follows:

Alderley Park, Cheshire, UK: Research and development work will no longer be carried out at Alderley Park. Approximately 1,600 roles are expected to relocate from Alderley Park, with the significant majority going to the new centre in Cambridge and the remainder to the Company’s nearby Macclesfield manufacturing facility or other AstraZeneca sites overseas. At least 700 non-R&D roles are expected to remain at Alderley Park.

Wilmington, Delaware, US: With the move of the Global Medicines Development group and the relocation of global marketing and US specialty care commercial roles, we expect that about 1,200 roles will leave Wilmington and there will be a net increase of approximately 300 roles in Gaithersburg. The changes announced in our proposals are expected to lead to an estimated overall reduction of about 650 positions in the US; while around 170 will relocate to other AstraZeneca sites in the US or overseas. We expect that Wilmington will remain the North America commercial headquarters, with a population of about 2,000 at the AstraZeneca site.

London, UK: The majority of corporate and global commercial roles based in London are expected to move to the new centre in Cambridge with some going to other AstraZeneca sites. Following the transfer of the Company’s headquarters to Cambridge, AstraZeneca’s Paddington office is expected to close by 2016. Currently, around 350 roles are based in London.

Globally, over the 2013 to 2016 period, the proposed investment and associated changes announced on March 18, 2013 are expected to lead to the relocation of nearly 2,500 roles and an overall estimated reduction in headcount in the region of 1,600 roles. The vast majority of these will be in the UK and the US. The programme is expected to incur $1.4 billion in one-time restructuring charges, of which $800 million are likely to be cash costs. In addition, the Company will invest approximately $500 million in establishing the new centre in Cambridge. Annualised benefits of approximately $190 million are expected by 2016 for the programme. Final estimates for programme costs, benefits and headcount impact in all areas of the business are subject to completion of applicable consultation processes in accordance with local laws.

Readers of this “Strategy update” section should understand that the pharmaceutical sector is inherently risky and a variety of risks, uncertainties and factors outside of our control may affect our business, including our ability to successfully implement our strategy and realise the expected benefits therefrom.  If we are unsuccessful in implementing our proposed strategic initiatives or if these initiatives fail to produce the anticipated benefits (either at all, or along our anticipated timeline), this may materially adversely impact our business, financial condition and results of operations.  For more information on the principal risks and uncertainties that we consider to be material to our business, please see the information above under the heading Item 3 – “Key Information—Risk Factors.”

Other matters

AstraZeneca settles litigation over Crestor patent

On March 25, 2013, AstraZeneca announced that it has entered into a settlement agreement in its US patent infringement litigation against Watson Laboratories, Inc. (Watson), Actavis, Inc. (formerly known as Watson Pharmaceuticals, Inc.), and EGIS Pharmaceuticals regarding Watson’s proposed rosuvastatin zinc product.  Watson, a successor of Cobalt, has also agreed not to further appeal a decision by the US Court of Appeals for the Federal Circuit that upheld the validity and enforceability of the Crestor (rosuvastatin calcium) substance patent.  Shionogi is also a party to the settlement agreement.

Under the agreement, Watson and EGIS have conceded that the Crestor substance patent is valid, enforceable and would be infringed by Watson’s rosuvastatin zinc product and its rosuvastatin calcium product.  The settlement agreement permits Watson to begin selling its generic version of Crestor and its rosuvastatin zinc product beginning May 2, 2016, at a fee to AstraZeneca of 39% of net sales of Watson’s products until the end of pediatric exclusivity on July 8, 2016.  The entry date could be earlier and the fees eliminated in certain circumstances.

All claims and counterclaims will be dismissed in a consent judgment entered by the US District Court for the District of Delaware. All other terms of the settlement remain confidential.  The substance patent protecting Crestor expires on January 8, 2016, and the pediatric exclusivity period expires on July 8, 2016.  In compliance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, AstraZeneca will file the settlement agreement with the US Federal Trade Commission and US Department of Justice.

US Court of Appeals affirms decision finding Seroquel XR formulation patent valid and infringed

On February 14, 2013, the US Court of Appeals for the Federal Circuit summarily upheld a lower court ruling that had found AstraZeneca’s formulation patent protecting Seroquel XR (quetiapine fumarate) extended release tablets in the US to be valid and infringed.

Results from long-term safety trial of naloxegol

On February 26, 2013, the Company announced high-level results from KODIAC-08, an open-label, randomised, 52-week, long-term safety trial of naloxegol versus usual care (UC) in patients with non-cancer related pain and opioid-induced constipation (OIC). UC was defined as the investigator’s choice of an existing laxative treatment regimen for OIC. This is the fourth trial in the naloxegol Phase III development program, and was designed to evaluate the long-term safety and adverse event (AE) profile of naloxegol in patients taking 25 mg once daily, as compared to UC.

In the trial, a total of 534 patients received naloxegol once daily for up to 52 weeks, while 270 patients received UC for OIC during the same treatment period. The most commonly reported AEs occurring more frequently on naloxegol than on usual care included abdominal pain, diarrhoea, nausea and headache. The trial reported no imbalances in serious adverse events. In addition, there were a low number of major adverse cardiovascular events, as adjudicated by an independent external committee, and there was no imbalance of these events across naloxegol and UC arms.

There were no increases from baseline levels in mean daily pain scores or mean total daily opioid dose in either the naloxegol or the UC arm. Additionally, there were no reports of opioid withdrawal AEs which could be attributed to naloxegol. A full assessment of the safety and tolerability findings is ongoing.

A New Drug Application (NDA) filing in the US and a Marketing Authorisation Application filing in the EU are planned for the third quarter of 2013, pending AstraZeneca’s final preparation of the registration package and a pre-NDA meeting with the FDA.

Federal Court of Australia holds Crestor patents invalid

On March 5, 2013, the Company announced that the Federal Court of Australia found three patents protecting Crestor (rosuvastatin) to be invalid. These patents – a formulation patent (AU 200051842, with an expiry date in 2020); a second patent related to the use of rosuvastatin for treating heterozygous familial hypercholesterolemia (AU 2002214165, with an expiry date in 2021); and a third patent related to the use of rosuvastatin for treating hypercholesterolemia (AU 2000023051, with an expiry date in 2020) – were challenged by Apotex Pty Ltd, Watson Pharma Pty Ltd and Ascent Pharma Pty Ltd. The Federal Court decision is limited to Australia and has no impact on the validity of patents related to Crestor in other countries.

Results of real world study comparing commonly prescribed COPD medicines

On March 19, 2013, AstraZeneca announced that an analysis of data from real world study PATHOS, published in the Journal of Internal Medicine, shows that chronic obstructive pulmonary disease (COPD) patients treated with Symbicort Turbuhaler (budesonide/formoterol) are significantly less likely to suffer from COPD-related exacerbations – or ‘flare ups’ – and are significantly less likely to be hospitalised for COPD than those treated with Seretide™ (fluticasone/salmeterol).  PATHOS is the largest real world study to compare the effectiveness of two commonly prescribed inhaled corticosteroid and long-acting beta agonist (ICS/LABA) combination treatments for COPD with more than one year of patient follow up.

Overall, budesonide/formoterol reduced the annual rate of moderate to severe exacerbations by 26% compared to fluticasone/salmeterol (0.80 vs. 1.09 /patient-year; p<0.0001). The significant, and clinically relevant reduction in favour of budesonide/formoterol was apparent for all types of exacerbation event (e.g. antibiotic use, oral steroid use or hospital admission). Indeed, use of budesonide/formoterol reduced rates of COPD-related hospitalisation by 29% (0.15 vs. 0.21 /patient-year; p<0.0001) with hospital days due to COPD exacerbation 34% fewer (0.63 vs. 0.95/patient-year; p<0.0001) compared with fluticasone/salmeterol.

The 11-year PATHOS study, led by Uppsala University, retrospectively examined the medical records of 5,468 ICS/LABA-treated patients in Sweden from 1999 to 2009; a total of 19,000 patient years. This first published analysis of the data compares the rate of COPD exacerbations associated with two commonly prescribed combinations. To allow for a valid comparison, a cohort of patients treated with budesonide/formoterol were individually matched with an equal number of patients treated with a second ICS/LABA, fluticasone/salmeterol. Investigators used a statistical technique called “propensity score matching” to minimise bias and ensure the two ICS/LABA-treated groups were comparable in terms of variables including age, gender, and measures of disease severity such as medication use, COPD co-morbidities, previous hospitalisations for any cause and exacerbation rates for COPD, and other conditions like respiratory infections prior to the first ICS/LABA prescription. Exacerbations were defined in the study as medical interventions such as hospitalisations, emergency room visits and prescription of oral steroids or antibiotics due to COPD deterioration.

Exclusive agreement with Moderna Therapeutics to develop messenger RNA Therapeutics™ in cardiometabolic diseases and cancer

On March 21, 2013, AstraZeneca announced an exclusive agreement with Moderna Therapeutics, Inc. (Moderna) to discover, develop and commercialise messenger RNA therapeutics™ for the treatment of serious cardiovascular, metabolic and renal diseases as well as cancer. Messenger RNA therapeutics™ are a new treatment approach that enables the body to produce therapeutic protein in vivo, opening up new treatment options for a wide range of diseases that cannot be addressed at the moment using existing technologies. Effectiveness of the agreement is contingent on expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Under the terms of the agreement, AstraZeneca will make an upfront payment of $240 million. AstraZeneca will have exclusive access to select any target of its choice in cardiometabolic diseases, as well as selected targets in oncology, over a period of up to five years for subsequent development of messenger RNA. In addition, Moderna is entitled to an additional $180 million for the achievement of three technical milestones. Through this agreement, AstraZeneca has the option to select up to 40 drug products for clinical development and Moderna will be entitled to development and commercial milestone payments as well as royalties on drug sales ranging from high single digits to low double digits for each product. AstraZeneca will lead the preclinical, clinical development and commercialisation of therapeutics resulting from the agreement and Moderna will be responsible for designing and manufacturing the messenger RNA against selected targets.

Moderna’s approach uses proprietary messenger RNA containing naturally occurring nucleotide analogues, which are designed to stimulate the body’s natural ability to produce intracellular and secreted therapeutic proteins without triggering an innate immune response. The secreted proteins will be released into the bloodstream to potentially restore function elsewhere in the body. Using messenger RNA also has the potential advantage of dramatically reducing the time and expense associated with creating therapeutic proteins using current recombinant technologies.

AstraZeneca and Karolinska Institutet to create Integrated Translational Research Centre

On March 21, 2013, AstraZeneca and the Swedish medical university Karolinska Institutet announced their intention to create an Integrated Translational Research Centre for cardiovascular and metabolic disease and regenerative medicine located at Karolinska Institutet’s site in Stockholm, Sweden. The Centre will be set up to conduct preclinical and clinical studies aimed at advancing the understanding of cardiovascular and metabolic disease pathophysiology and assessing new drug targets for AstraZeneca’s two biotech units, AstraZeneca Innovative Medicines and Early Development and MedImmune.

Building on the organisations’ longstanding collaboration, the Centre will initially run for a period of five years and will be made up of between 20 and 30 scientists, including a number of AstraZeneca scientists. In addition, AstraZeneca will contribute up to $20 million per annum, and Karolinska Institutet will contribute expertise and facilities. The Centre is expected to be operational by mid-2013.

Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012

The Company is a global, innovation-driven biopharmaceutical business with operations in over 100 countries and our innovative medicines are used by millions of patients worldwide. AstraZeneca does not have a legal entity based in Iran, or any employees or an office located in Iran. The Company, through one of its non-US Group companies that is neither a US person nor a foreign subsidiary of a US person, currently generates sales in Iran solely through a single third-party distributor. None of AstraZeneca’s US entities are involved in any business activities in Iran, or with the Iranian government. AstraZeneca has a valid and existing OFAC license covering the sale of certain US-origin medicines to its sole distributor and the three known entities used by its sole distributor in the Iranian distribution chain, although to date AstraZeneca has sold only non-US origin medicines to Iran. To the best knowledge of the management of AstraZeneca, the third-party distributor used by AstraZeneca is not owned or controlled by the Iranian government and the Company does not have any agreements, commercial arrangements, or other contracts with the Iranian government. However, the Company understands that one of the known sub-distributors (covered by the OFAC license) may be indirectly controlled by the Iranian government but the Company has not been able to confirm this. Further, in view of the types of products created and distributed by AstraZeneca, it is expected that the ultimate end-payers for our medicines may also include the Iranian government.

For the year ended December 31, 2012, the Company’s gross revenues and net profits attributable to the above-mentioned Iranian activities were $14 million and $6 million respectively. For the same period, the Group’s gross revenues and net profits were $27,973 million and $6,327 million respectively. Accordingly, the gross revenues and net profits attributable to the above-mentioned Iranian activities amounted to approximately 0.05% of the Group’s gross revenues and approximately 0.09% of its net profits.

At the time of publication, the management of AstraZeneca does not anticipate any change in its activities in Iran that would result in a material impact on the Group.

C. Organizational Structure

The information (including tabular data) set forth under the headings “Corporate Governance—Corporate Governance Report—Other matters—Subsidiaries and principal activities” on page 119 and “Financial Statements—Principal Subsidiaries” on page 191, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

D. Property, Plant and Equipment

The information (including tabular data) set forth under the headings “Performance—Business Review—Research and Development—Our resources” on pages 32 to 33, “—Business Review—Supply and Manufacturing—Our resources” on page 41, “Performance—Financial Review—Financial position – 2012—Property, plant and equipment” and “—Financial position – 2011—Property, plant and equipment” on pages 92 and 97, respectively, “Performance—Risk—Principal risks and uncertainties—Legal, regulatory and compliance risks—Environmental and occupational health and safety liabilities” on page 83, “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on page 157, “—Note 25—Commitments and contingent liabilities—Environmental costs and liabilities” on page 183 and “Additional Information—Corporate Information—Property” on page 208, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference. Please also see the information above under the heading Item 4 – “Business Overview—Strategy update.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Performance—Financial Review” on pages 86 to 103, “Performance—Geographical Review” on pages 70 to 73, “Performance—Therapy Area Review—Sales by Therapy Area” (consisting of tabular data) on page 50, “—Therapy Area Review—Our financial performance” (consisting of tabular data) on page 53, “Strategy” on pages 12 to 21, “Performance—Business Review—Research and Development” on pages 30 to 34, “Corporate Governance—Corporate Governance Report—Business organisation—Portfolio Investment Board (PIB)” on page 119, “Performance—Risk—Principal risks and uncertainties—Commercialisation and business execution risks—Developing our business in Emerging Markets”, “—Pressures resulting from generic competition”, “—Price controls and reductions” and “—Economic, regulatory and political pressures” on pages 77 to 79, “Financial Statements—Notes to the Group Financial Statements—Note 14—Interest-bearing loans and borrowings” on pages 164 to 165, “—Note 15—Derivative financial instruments” on page 166, “—Note 19—Reserves” on page 172, “—Note 23—Financial risk management objectives and policies” on pages 175 to 179 and “—Note 25—Commitments and contingent liabilities” on pages 183 to 189, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

Please see the information above under the heading Item 4 – “Business Overview—Strategy Update.”

We consider the Group’s working capital to be sufficient for its present requirements.

Developments in Legal Proceedings

For further information in respect of material legal proceedings in which the Company is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 25—Commitments and contingent liabilities” on pages 183 to 189 of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013.  Unless noted below or in the Company’s “Annual Report on Form 20-F Information 2012”, no provisions have been established in respect of the proceedings discussed below.

Patent litigation

Crestor (rosuvastatin calcium)

Patent proceedings in the US

In January 2013, defendants Aurobindo Pharma Limited, Teva Pharmaceuticals USA, Inc., Mylan Pharmaceuticals Inc., Sun Pharmaceutical Industries, LTD., and, separately, Apotex Corp., filed petitions for rehearing and rehearing en banc of aspects of the US Court of Appeals for the Federal Circuit’s December 2012 decision in favour of AstraZeneca.  In February and March 2013, the Court of Appeals denied the petitions.

As previously disclosed, a December 2012 trial took place in AstraZeneca’s patent litigation in the US District Court for the District of Delaware in which it contends that a §505(b)(2) NDA for rosuvastatin zinc tablets infringes the substance patent for Crestor tablets.  On 25 March 2013, the parties entered into a settlement agreement resolving the litigation, and the case will be dismissed by consent judgment.  Under the agreement, Watson Laboratories, Inc. (Watson) and EGIS Pharmaceuticals concede that the Crestor substance patent is valid, enforceable and would be infringed by Watson’s rosuvastatin zinc product and its rosuvastatin calcium product.  The settlement agreement permits Watson to begin selling its generic version of Crestor and its rosuvastatin zinc product beginning May 2, 2016, at a fee to AstraZeneca of 39% of net sales of Watson’s products until the end of paediatric exclusivity on July 8, 2016.  The entry date could be earlier and the fees eliminated in certain circumstances.

Patent proceedings outside the US

In Australia in 2011, AstraZeneca instituted proceedings against Apotex Pty Ltd asserting infringement of various formulation and method patents for Crestor.  In January 2012, AstraZeneca instituted similar proceedings against Watson Pharma Pty Ltd. and Actavis Australia Pty Ltd.  On March 5, 2013, the Federal Court of Australia held all three patents at issue invalid.  AstraZeneca intends to appeal the decision.

Nexium (esomeprazole magnesium)

Patent proceedings in the US

In February 2013, AstraZeneca received a Paragraph IV notice letter from Watson Laboratories, Inc. (Watson), and in March 2013, AstraZeneca commenced a patent infringement action against Watson in the US District Court for the District of New Jersey regarding Watson’s generic ANDA product.

Patent proceedings outside the US

In Canada, in March 2013, the Federal Court prohibited Ranbaxy Pharmaceuticals Canada Inc. from receiving a marketing authorization for its esomeprazole magnesium product until June 2015.

Pulmicort Respules (budesonide inhalation suspension)

Patent proceedings in the US

Closing arguments in AstraZeneca’s consolidated patent infringement lawsuits in the US District Court for the District of New Jersey against various generic companies for infringement of US patents directed to methods of use and the formulation and form of active ingredient for Pulmicort Respules were held in March 2013. AstraZeneca expects a decision by the District Court before April 2013.

Seroquel (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)

Patent proceedings in the US

In February 2013, the US Court of Appeals for the Federal Circuit affirmed the March 2012 decision of the US District Court for the District of New Jersey that the Seroquel XR formulation patent is valid and infringed.

In February 2013, AstraZeneca settled its patent infringement action against Torrent Pharmaceuticals Limited and Torrent Pharma Inc. by granting a license to the Seroquel XR product patent, effective November 1, 2016, or earlier, in certain circumstances.

Patent proceedings outside the US

In March 2013, the Federal Court of Canada dismissed AstraZeneca’s application to prohibit the Canadian Minister of Health from issuing a Notice of Compliance to Teva Canada Limited (“Teva”) for its generic quetiapine fumarate product relating to Seroquel XR. Also in March 2013, AstraZeneca discontinued its application to prohibit the Canadian Minister of Health from issuing a Notice of Compliance to Sandoz Canada Inc. (Sandoz) for its generic quetiapine fumarate product relating to Seroquel XR. AstraZeneca previously filed a patent infringement action against Sandoz related to Seroquel XR.

Product liability litigation

Seroquel IR (quetiapine fumarate)

As previously disclosed, a putative class action was initiated in Ontario, Canada alleging that AstraZeneca failed to provide adequate warnings in connection with an alleged association between Seroquel IR and certain medical conditions.  In February 2013, the Ontario Divisional Court dismissed the plaintiffs’ appeal of a lower court decision denying class certification. In March 2013, the plaintiffs served notice of their motion to seek leave to appeal to the Court of Appeal for Ontario.

With regard to insurance coverage for the substantial legal defence costs and settlements that have been incurred in connection with the Seroquel IR product liability claims in the US related to alleged diabetes and/or other related injuries (which now exceed the total amount of insurance coverage available), disputes continue with insurers about the availability of coverage under certain insurance policies. These policies have aggregate coverage limits of $300 million. Legal proceedings were brought in the UK against two of the insurers in respect of policies with aggregate coverage limits of $200 million; in February 2013, the London High Court issued a judgment on preliminary legal issues which ruled that AstraZeneca was not entitled to recover under those policies. AstraZeneca intends to appeal the decision. AstraZeneca had not recognised an insurance receivable prior to this ruling.

Commercial litigation

Nexium (esomeprazole magnesium)

In a class action lawsuit against AstraZeneca based on allegations that its promotion and advertising of Nexium to physicians, consumers and third party payers was unfair, unlawful, and deceptive, the Massachusetts State Court in February 2013 granted plaintiffs’ unopposed motion for preliminary approval of the class settlement agreement. The final approval hearing is scheduled for July 31, 2013.

Toprol-XL (metoprolol succinate)

AstraZeneca is defending anti-trust claims in the US regarding the listing and enforcement of patents protecting Toprol-XL.  In March 2013, the US District Court for the District of Delaware entered an Order and Final Judgment approving the Company’s settlement agreement with the end-payers, for which a provision had been taken in 2012.

Other commercial litigation

Medco qui tam litigation (Schumann)

In February 2013, plaintiff in the qui tam litigation in the US District Court for the Eastern District of Pennsylvania filed a notice of appeal to the US Court of Appeals for the Third Circuit with regard to the District Court’s decision to dismiss AstraZeneca from the litigation with prejudice.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information (including tabular data) set forth under the headings “Corporate Governance—Board of Directors” and “—Senior Executive Team” on pages 106 to 109, “Corporate Governance—Directors’ Remuneration Report—Policy Report—Service Contracts” and “—Policy on external appointments and retention of fees” on page 126 and “Directors’ Remuneration Report—Appendix – Additional Information—Directors’ emoluments in 2012—Directors’ remuneration – US dollars” (last sentence only) on page 133, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

Marc Dunoyer appointed as Executive Vice President, Global Portfolio & Product Strategy

On March 21, 2013, AstraZeneca announced that Marc Dunoyer is to join the Company in the newly created role of Executive Vice President, Global Portfolio & Product Strategy. He will be responsible for driving business strategy, including business development, mergers and acquisitions, portfolio and product strategies. His most critical priorities will be to bolster the core growth platforms and therapy areas through well executed business development initiatives and leadership of internal efforts.

Mr. Dunoyer will join AstraZeneca from GlaxoSmithKline (GSK), where, as Global Head of Rare Diseases, he established an integrated global capability in treatments for rare diseases from R&D through to commercialisation. He also serves as Chairman of GSK Japan and is a member of the Corporate Executive Team. Previously at GSK, he was President for Asia Pacific and Japan. Prior to joining GSK in 1999, he held a number of international positions in operations and general management at Hoechst Marion Roussel.

Mr. Dunoyer, who will join the company in the second quarter of 2013, will report to Pascal Soriot and will be a member of AstraZeneca’s Senior Executive Team. He holds an MBA from the Hautes Etudes Commerciales and has a Bachelor of Law degree from Paris University. He qualified as a Junior Certified Public Accountant in France.

B. Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report” on pages 122 to 137, “Financial Statements—Notes to the Group Financial Statements—Note 18—Post-retirement benefits” on pages 167 to 172, “—Note 24—Employee costs and share plans for employees” on pages 179 to 182 and “—Note 27—Statutory and other information—Key management personnel compensation”, on page 190, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

C. Board Practices

The information (including tabular data) set forth under the headings “Corporate Governance—Board of Directors” and “—Senior Executive Team” on pages 106 to 109, “Corporate Governance—Corporate Governance Report—Leadership” “—Reserved matters and delegation of authority”, and “—Operation of the Board” on pages 111, “—Board effectiveness” on pages 111 to 114, “—Audit Committee” on pages 115 to 117, “—Remuneration Committee”, “—Nomination and Governance Committee” and “—Science Committee”, on pages 117 to 118, “—Business organisation— Senior Executive Team” and “—Compliance and Group Internal Audit” on pages 118 to 119, “Corporate Governance—Directors’ Remuneration Report—Policy Report—Service contracts” and “—Policy on external appointments and retention of fees” on page 126 and “—Appendix – Additional Information—Non-Executive Directors” on page 132, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

D. Employees

The information set forth under the headings “Performance—Business Review—People” (comprising the graphical data, and the “Managing change” and “Managing employee relations” sections only) on pages 43 to 46, “—Research and Development—Our resources” (first and second paragraphs only) on page 32, “—Supply and Manufacturing—Our resources” on page 41, “Strategy—Our strategy—Restructuring” on page 21, and “Financial Statements—Notes to the Group Financial Statements—Note 24—Employee costs and share plans for employees—Employee costs” (including the tabular data) on pages 179 to 180, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference. Please see also the information above under the headings Item 4 – “Business Overview—Strategy update—Strategy to return to growth and achieve scientific leadership—Simplification and productivity” and “—AstraZeneca to establish strategic R&D centres to enhance innovation and pipeline productivity”.

E. Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 24—Employee costs and share option plans for employees” on pages 179 to 182, “Corporate Governance—Corporate Governance Report—Other matters—Directors’ shareholdings” on page 120, “Corporate Governance—Directors’ Remuneration Report—Appendix – Additional information—Directors’ interests in shares” on pages 134 to 137, and “Additional Information—Shareholder Information—Options to purchase securities from registrant or subsidiaries” on page 205, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the heading “Additional Information—Shareholder Information—Major shareholdings” (including tabular data) on pages 204 to 205 of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

B. Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 27—Statutory and other information—Related party transactions” on page 190 and “Additional Information—Shareholder Information—Related party transactions” on page 205, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18 – “Financial Statements.” The information (including graphs and tabular data) set forth under the headings  “Additional Information—Shareholder Information” on pages 203 to 207, “Performance—Financial Review—Capitalisation and shareholder return—Dividend and share repurchases” on page 94 and “Corporate Governance—Corporate Governance Report—Other matters—Distributions to shareholders and dividends for 2012” on page 120, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

B. Significant Changes

Please see the information above under the heading Item 5 – “Operating and Financial Review and Prospects—Developments in Legal Proceedings” for information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 25—Commitments and contingent liabilities” on pages 183 to 189, of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013.

Other than as disclosed herein, since the date of the annual consolidated financial statements included in this Form 20-F dated March 25, 2013, no significant change has occurred.

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

The information (including tabular data) set forth under the heading “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on pages 203 to 204 of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

In addition, the table below sets forth, for the periods indicated, the reported high and low share prices of AstraZeneca PLC, on the following bases:

•	for shares listed on the London Stock Exchange (LSE) the reported high and low middle market closing quotations are derived from the Daily Official List;

•	for shares listed on the Stockholm Stock Exchange (SSE) the high and low closing sales prices are as stated in the Official List; and

•	for American Depositary Shares (ADS) listed on the New York Stock Exchange the reported high and low sales prices are as reported by Dow Jones (ADR quotations).

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2013 – February	3068.5	2910.0	48.42	44.67	305.6	284.5
2013 – January	3168.0	2969.0	50.06	47.84	322.0	308.4
2012 – December	3042.5	2909.5	48.90	46.88	326.3	306.4
2012 – November	2966.5	2792.5	47.55	44.34	316.7	300.8
2012 – October	2951.0	2860.0	47.63	45.82	313.2	307.0
2012 – September	2976.0	2888.5	48.36	46.34	316.9	307.3

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2012	3111.5	2591.0	48.90	40.03	329.5	286.2
2012 – Quarter 4	3042.5	2792.5	48.90	44.34	326.3	300.8
2012 – Quarter 3	3096.0	2882.0	48.36	45.01	326.4	307.3
2012 – Quarter 2	2867.0	2591.0	46.22	40.03	309.3	286.2
2012 – Quarter 1	3111.5	2778.5	48.58	44.18	329.5	294.5

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2011	3194.0	2543.5	52.40	40.95	328.5	269.3
2011 – Quarter 4	3080.5	2731.5	49.89	42.53	319.0	293.7
2011 – Quarter 3	3166.5	2543.5	51.08	40.95	324.5	269.3
2011 – Quarter 2	3194.0	2895.0	52.40	46.60	328.5	294.2
2011 – Quarter 1	3073.5	2801.5	49.38	45.40	320.6	289.0

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2010	3,385	2,732	53.50	40.91	382.2	309.3
2009	2,947	2,147	47.54	30.24	365.0	261.5
2008	2,888	1,748	49.85	34.10	340.5	211.5

(1) Principally held in bearer form.

B. Plan of Distribution

Not applicable.

C. Markets

The information (including tabular data) set forth under the heading “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on pages 203 to 204 of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Corporate Information—Articles” on page 208 of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

C. Material Contracts

Not applicable.

D. Exchange Controls

The information set forth under the headings “Additional Information—Shareholder Information—Exchange controls and other limitations affecting security holders” on page 207 of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

E. Taxation

The information set forth under the headings “Additional Information—Shareholder Information—Taxation for US residents”, “—UK and US income taxation of dividends”, “—Taxation on capital gains”, “—Passive Foreign Investment Company (PFIC) rules”, “—Information reporting and backup withholding”, “—UK inheritance tax” and “—UK stamp duty reserve tax and stamp duty” on pages 206 to 207 of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The information set forth under the heading “Additional Information—Shareholder Information—Documents on display” on page 206 of the Company’s “Annual Report and Form 20-F Information” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Performance—Financial Review—Financial risk management” on page 99 and “Financial Statements—Note 23—Financial risk management objectives and policies” on pages 175 to 179, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

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
(a) Depositing or substituting the underlying shares
Issuances against deposits of shares, including deposits and issuances pursuant to a stock dividend or stock split declared by the Company or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

Up to $5.00 for each 100 ADSs (or portion thereof) issued or delivered (as the case may be)

The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

(b) Receiving or distributing dividends(1)	Cash distributions made pursuant to the deposit agreement	$0.05 or less per ADS
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to $5.00 for each 100 ADSs (or portion thereof)

Category	Depositary actions	Associated fee or charge
(d) Withdrawing, cancelling or reducing an underlying security	Acceptance of ADSs surrendered for withdrawal, cancellation or reduction of deposited securities
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

•      compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•      stock transfer or other taxes and governmental charges

•      cable, telex and facsimile transmission and delivery charges

•      fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities

•      expenses of the depositary in connection with the conversion of foreign currency into US dollars

Category	Depositary actions	Associated fee or charge

•      any other charge payable by the depositary or the depositary’s agents in connection with the servicing of the shares or other deposited securities (which charge shall be assessed against holders as of the record date or dates set by the depositary)

(1)
J.P. Morgan has agreed that it shall not charge ADR holders any of these fees without the Company’s prior written consent. No such fees have been charged for the year ended December 31, 2012 or from January 1, 2013 to the date hereof.

Fees and Payments Made by the Depositary to us

J.P. Morgan, as ADR depositary, has agreed to reimburse certain expenses related to the Company’s ADR program and incurred by the Company in connection with the program. For the year ended December 31, 2012, the ADR depositary reimbursed to the Company, or paid on its behalf to third parties, a total sum of $1,620,852 (comprised of reimbursements of $1,279,626 and payments to third parties of $120,852, in each case as detailed in the tables below). The ADR depositary also waived certain of its fees for standard costs associated with the administration of the ADR program in a total amount of $220,374.

The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed within each such category for the year ended December 31, 2012:

Category of Expenses – Direct Payments	Reimbursement for the year ended December 31, 2012
ADR program expenses, including investor relations costs and legal fees	$1,279,626
Total	$1,279,626

The ADR depositary has paid certain expenses directly to third parties on behalf of the Company and has agreed to waive certain of its fees for standard costs associated with the administration of the ADR program. The table below sets forth those expenses that the ADR depositary paid directly to third parties, and those fees waived, in each case for the year ended December 31, 2012.

Category of Expenses – Indirect Payment	Amount paid for the year ended December 31, 2012
Expenses paid by depositary to third parties on behalf of the Company – NYSE listing fees	$120,852
Fees waived by depositary for standard ADR program costs	$220,374
Total	$341,226

Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by the Company, the Company is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of the Company. No such repayments were made during the year ended December 31, 2012.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Board composition, processes and responsibilities” and “—Accountability” on pages 110 and 114, respectively, “—Corporate Corporate Governance Report—Audit Committee” on pages 115 to 117 (the last four paragraphs of the “Audit Committee” section only, excluding the “Code of Conduct” section), “—US corporate governance requirements” on page 118 (the first and second paragraphs only), “—Corporate Governance Report—Business organisation—Disclosure Committee” on page 119 and “Financial Statements—Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 140, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

Management’s Annual Report on Internal Control over Financial Reporting

As required by US regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Director’s Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 140 of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AstraZeneca PLC:

We have audited AstraZeneca PLC’s (“the Company”) internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). AstraZeneca’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AstraZeneca PLC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the PCAOB, the Consolidated Statement of Financial Position of AstraZeneca and subsidiaries as of 31 December 2012, 2011 and 2010, and the related Consolidated Statements of Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended 31 December 2012, and our report dated 31 January 2013 expressed an unqualified opinion on those Consolidated Financial Statements.

KPMG Audit Plc
15 Canada Square
London
United Kingdom
E14 5GL

31 January 2013

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Board composition, processes and responsibilities—Board Committee membership” (consisting of tabular data) on page 112 and in the first paragraph under the heading “—Corporate Governance Report—Audit Committee” on page 115, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Corporate Governance—Corporate Governance Report—Audit Committee—Code of Conduct” on page 117 and “Performance—Business Review—Compliance—Code of Conduct” on page 47, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

The Company’s Code of Conduct is available at www.astrazeneca.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ended December 31,
	2012	2011
	($ million)
Audit Fees	9.2	9.8
Audit-Related Fees	0.5	0.6
Tax Fees	0.9	0.9
All Other Fees	1.3	3.0
Total	11.9	14.3

Audit fees consist of $5.0 million for the audit of subsidiaries pursuant to legislation (2011 $5.5 million), $2.2 million for the Group audit (2011 $2.4 million), $1.7 million in respect of section 404 of the Sarbanes-Oxley Act (2011 $1.9 million) and $0.3 million for assurance services provided in relation to the issuance by the Company in 2012 of $1 billion of its 1.95% notes due 2019 and $1 billion of its 4.00% notes due 2042.

Audit-related fees are $0.5 million for the audit of subsidiaries’ pension schemes (2011: $0.6 million). Tax fees consist of tax compliance services and, to a lesser extent, tax advice.

All other fees consist of fees of $1.3 million (2011: $3.0 million) for assurance services in relation to interim financial statements, the expansion of the Group’s diabetes alliance with BMS through the acquisition by BMS of Amylin, compliance with licensing agreements, review of EuropeSAP testing and follow-up, assistance with the IS/IT SOx Uplift Programme and attestation for the UK PPRS report.

The information (including tabular data) set forth under the heading “Corporate Governance—Corporate Governance Report—Audit Committee” (excluding the “Code of Conduct” section) on pages 115 to 117 of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
		($)		($ billion)
Month #1 Jan 1 - Jan 31	9,407,043	47.34	9,407,043	2.2
Month #2 Feb 1 - Feb 28	6,984,893	46.62	6,984,893	1.9
Month #3 Mar 1 - Mar 31	6,193,262	44.99	6,193,262	1.6
Month #4 Apr 1 - Apr 30	5,791,989	44.82	5,791,989	1.3
Month #5 May 1 - May 31	6,912,478	42.10	6,912,478	1.0
Month #6 Jun 1 - Jun 30	5,751,576	42.45	5,751,576	0.8
Month #7 Jul 1 - Jul 31	9,988,454	45.79	9,988,454	0.3
Month #8 Aug 1 - Aug 31	4,252,593	47.07	4,252,593	0.1
Month #9 Sep 1 - Sep 30	2,535,000	47.05	2,535,000	0.0
Month #10 Oct 1 - Oct 31	0	N/A	0	N/A
Month #11 Nov 1 - Nov 30	0	N/A	0	N/A
Month #12 Dec 1 - Dec 31	0	N/A	0	N/A
Total	57,817,288	45.34	57,817,288	N/A

All of the purchases reflected in the table above were made pursuant to our publicly announced share repurchase program, which was announced by the Company on January 27, 2011 and extended on February 2, 2012, when the Company stated that, subject to market conditions and business needs, share repurchases (net of new issues) for the full year 2012 were anticipated to be approximately $4.5 billion. On October 1, 2012, the Company announced the suspension of the share repurchase program with immediate effect. On October 25, 2012, the Company announced that share repurchases (net of new issues) for the period of January 1 to September 30, 2012 amounted to $2,273 million. Excluding new issues, share repurchases for the full year amounted to $2,635 million. There have been no share repurchases since October 1, 2012, and on January 31, 2013 the Company announced that no share repurchases will take place in 2013 in order to maintain the flexibility to invest in the Company’s business.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

AstraZeneca PLC is a public limited company incorporated in England and Wales, admitted to the Official List of the Financial Services Authority (“FSA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the UK Corporate Governance Code (the “UK Code”), the 2012 edition of which came into effect for the Company as of January 1, 2013 (formerly, the UK Combined Code on Corporate Governance), in respect of its corporate governance practices. The Company has ADRs listed on the NYSE and, under the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

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

Under UK company law, a company’s external auditors are appointed by its shareholders. Under the UK Code, the Company’s audit committee is responsible for making recommendations to the Board of Directors, for the Board of Directors to propose to the Company’s shareholders in general meeting, in relation to the appointment, re-appointment and removal of the external auditors, and for approving the remuneration and terms of engagement of the external auditor. If the Board of Directors does not accept the audit committee’s recommendation, it should include in the annual report, and in any papers recommending appointment or re-appointment, a statement from the audit committee explaining the recommendation and should set out reasons why the Board of Directors has taken a different position.

2. Under the NYSE Standards, the nominating/corporate governance committee and compensation committee are to be composed entirely of independent directors.
Under the UK Code, a majority of the members of a company’s nomination committee, and all of the members of its remuneration committee, should be independent non-executive directors. The chairman of the company may be a member of, but not chair, the remuneration committee, provided he or she was considered independent on appointment as chairman (under the UK Code, the test of independence is not appropriate in relation to the chairman thereafter), and in the case of the nomination committee, the chairman may chair such committee.

NYSE Standards	AstraZeneca Corporate Governance Practice

The Company’s Nomination and Governance Committee and Remuneration Committee each includes four members, including the chairman of the Company’s Board of Directors, with the remainder all being considered by the Company’s Board of Directors to be independent in accordance with the principles and criteria of the UK Code. The Company’s chairman was considered to be independent upon his appointment as chairman.

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

The information set forth under the heading “Corporate Governance—Corporate Governance Report—US corporate governance requirements” (final paragraph only) on page 118 of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The information set forth in Exhibit 15.2 hereto “Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of AstraZeneca PLC by KPMG Audit Plc” is incorporated in this section by reference. The information (including tabular data) set forth under the headings “Financial Statements” on pages 142 to 191 (including the information set forth under the subheading “Notes to the Group Financial Statements” on pages 150 to 190), “Financial Statements—Group Financial Record” on page 198 and “—Principal Subsidiaries” on page 191, in each case of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013 is incorporated by reference.

Please see the information above under the heading Item 5 – “Operating and Financial Review and Prospects—Developments in Legal Proceedings” for information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 25—Commitments and contingent liabilities” on pages 183 to 189, of the Company’s “Annual Report and Form 20-F Information 2012” included as exhibit 15.1 to this Form 20-F dated March 25, 2013.

The information set out in the above-referenced financial statements does not constitute the Company’s statutory accounts under the UK Companies Act for the years ended December 31, 2012, 2011 or 2010. Those accounts have been reported on by the Company’s auditors; their reports were unqualified and did not contain a statement under section 498(2) or (3) of the Companies Act 2006. The accounts for 2011 and 2010 have been delivered to the UK registrar of companies and those for 2012 will be delivered in due course.

ITEM 19. EXHIBITS

1.1	Articles of Association.(1)
4.1
Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.(2)

4.2	Letter agreement between AstraZeneca PLC and Pascal Soriot, and Agreement for Service between AstraZeneca UK Limited and Pascal Soriot, each dated August 27, 2012.
4.3	Agreement for Service between AstraZeneca PLC and Simon Lowth, dated September 27, 2007.(3)
4.4	Agreement for Service between AstraZeneca PLC and David R. Brennan dated December 16, 2005 (effective as of January 1, 2006).(4)
4.5	Form of Deed of Indemnity for Directors.(5)
4.6	License Agreement dated April 20, 1998, by and between Shionogi & Co., Ltd. and Zeneca Limited (the “License Agreement”).(6)
4.7	Amendment Agreement dated May 14, 2002, by and between Shionogi & Co., Ltd. and AstraZeneca UK Limited, to the License Agreement.(6)

4.8	Amendment No. 2, effective as of April 26, 2005, to the License Agreement.(6)
4.9	Amendment No. 3, effective as of December 5, 2008, to the License Agreement.(6)
4.10	Amendment No. 4, effective as of February 19, 2009, to the License Agreement.(6)
4.11	Amendment No. 5, effective as of November 12, 2012, to the License Agreement.(6)
7.1	Statement explaining calculation of ratio of earnings to fixed charges.
8.1	List of subsidiaries.
12.1	Certification of Pascal Soriot filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Simon Lowth filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Pascal Soriot and Simon Lowth furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1	Annual Report and Form 20-F Information 2012.(7)
15.2	Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of AstraZeneca PLC by KPMG Audit Plc.
15.3	Consent of KPMG Audit Plc, independent registered public accounting firm.
15.4	Consent of IMS Health HQ Limited.
15.5	Consent of Bureau Veritas UK Limited.

(1)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed April 28, 2011 (File No. 001-11960).

(2)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2003 (File No. 001-11960).

(3)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 12, 2008 (File No. 001-11960).

(4)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 23, 2006 (File No. 001-11960).

(5)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 27, 2007 (File No. 001-11960).

(6)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F/A filed September 21, 2012 (File No. 001-11960).

(7)
Certain of the information included within exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2012 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

By:	/s/ A C N Kemp
	Name:	A C N Kemp
	Title:	Authorized Signatory

London, England
March 25, 2013