Form 20-F
period 2013-12-31
ASTRAZENECA PLC
filed 2014-03-20
CIK 901832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2013
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

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2013 was:

Ordinary Shares of 25¢ each: 1,257,170,087
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

☐   Yes     ☐   No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2013 Form 20-F of AstraZeneca PLC (“AstraZeneca” or the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated and submitted on March 20, 2014.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data are not included unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Important information for readers of this Annual Report”, “Definitions”, and “Use of terms” on the inside front cover, “Cautionary statement regarding forward-looking statements”, “Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates”, “Statements of competitive position, growth rates and sales”, “AstraZeneca websites”, “External/third party websites” and “Figures” on page 236, “Glossary” on pages 232 to 234, and “Trade Marks” on page 231, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Group Financial Record” on page 193 and the first table that appears under “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on page 225, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference. The selected financial data incorporated by reference herein is derived from audited financial statements of the Company and its consolidated entities, prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, included in the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information (including tabular data) set forth or referenced under the heading “Additional Information—Risk—Principal risks and uncertainties” on pages 200 to 213 of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The information (including tabular data) set forth under the headings “Additional Information—Corporate Information—History and development of the Company” on page 230, “Strategic Report—Financial Review—Financial position – 2013—Investments, divestments and capital expenditure” on pages 81 to 82 and “Financial Statements—Notes to the Group Financial Statements—Note 22—Acquisitions and disposals” on pages 166 to 168, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

B. Business Overview

The information (including graphs and tabular data) set forth under the headings “Strategic Report—AstraZeneca at a glance” on pages 2 to 5, “—Chairman’s Statement” on pages 6 to 7, “—Chief Executive Officer’s Review” on pages 8 to 9, “—Strategy” on pages 10 to 23, “—Business Review” on pages 34 to 45, “—Therapy Area Review” on pages 48 to 63, “—Resources Review on pages 66 to 73, “Additional Information—Geographical Review” on pages 214 to 219, “Additional Information—Risk—Managing Risk”, “—Risk management embedded in business processes” and “—Key responsibilities” on pages 199 to 200, “Additional Information—Development Pipeline” on pages 194 to 197, “—Patent Expiries” on page 198 and “—Responsible Business” on pages 220 and 221, “Financial Statements—Notes to the Group Financial Statements—Note 1—Product revenue information” on page 141, “—Note 6—Segment information” on pages 146 to 148, and “Statements of competitive position, growth rates and sales” on page 236, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

FDA approves orphan drug Myalept (metreleptin for injection)

On February 25, 2014, AstraZeneca announced the US Food and Drug Administration (FDA) had approved orphan drug Myalept (metreleptin for injection), which is indicated as an adjunct to diet as replacement therapy for the treatment of complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy. Myalept, a recombinant analogue (laboratory-created form) of human leptin, is the first and only treatment approved by the FDA for these patients.

FDA approves Bydureon Pen (exenatide extended-release for injectable suspension) for once-weekly treatment of adults with type 2 diabetes

On March 3, 2014, AstraZeneca announced that the FDA had approved the Bydureon Pen (exenatide extended-release for injectable suspension) 2 mg as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes.

Sale of Alderley Park site

On March 12, 2014, AstraZeneca announced the sale of its Alderley Park site in Cheshire, UK, to Manchester Science Parks, resulting in a pre-tax impairment charge of $275 million to non-core R&D expense in the first quarter of 2014. This charge forms part of the costs associated with the footprint changes announced by AstraZeneca in March 2013.  AstraZeneca expects to complete the sale by the end of March 2014 and will remain a key tenant on the site with around 700 staff in non-R&D roles. The handover of the site will be phased over a three year period, with the full exit of AstraZeneca R&D staff to take place in line with the completion of AstraZeneca’s new facility in Cambridge, UK.

Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012

The Company is a global, innovation-driven biopharmaceutical business with operations in over 100 countries and our innovative medicines are used by millions of patients worldwide. AstraZeneca does not have a legal entity based in Iran, or any employees or an office located in Iran. The Company, through one of its non-US Group companies that is neither a U.S. person nor a foreign subsidiary of a U.S. person, currently generates sales in Iran solely through a single third-party distributor, which uses three known entities in the Iranian distribution chain. None of AstraZeneca’s US entities are involved in any business activities in Iran, or with the Iranian government.

To the best knowledge of the management of AstraZeneca, the third-party distributor used by AstraZeneca is not owned or controlled by the Iranian government and the Company does not have any agreements, commercial arrangements, or other contracts with the Iranian government. However, the Company understands that one of the independent sub-distributors is likely controlled indirectly by the Iranian government. Further, AstraZeneca’s third-party distributor may initiate payments using banks associated with the government of Iran for the purchase of AstraZeneca products.  Finally, in view of the types of products created and distributed by AstraZeneca, it is anticipated that the ultimate end-payers for our medicines may also include the Iranian government.

For the year ended December 31, 2013, the Company’s gross revenues and net profits attributable to the above-mentioned Iranian activities were $12 million and $3 million respectively. For the same period, the AstraZeneca Group’s gross revenues and net profits were $25.7 billion and $2.6 billion respectively. Accordingly, the gross revenues and net profits attributable to the above-mentioned Iranian activities amounted to approximately 0.0005% of the AstraZeneca Group gross revenues and approximately 0.001% of its net profits.

At the time of publication, the management of AstraZeneca does not anticipate any change in its activities in Iran that would result in a material impact on the AstraZeneca Group.

C. Organizational Structure

The information (including tabular data) set forth under the headings “Corporate Governance—Corporate Governance Report—Business organisation—Subsidiaries and principal activities” on page 95 and “Financial Statements—Notes to the Group Financial Statements—Principal Subsidiaries” on page 186, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

D. Property, Plant and Equipment

The information (including tabular data) set forth under the headings “Strategic Report—Resources Review—Our infrastructure” on page 73, “Strategic Report—Financial Review—Financial position – 2013—Property, plant and equipment” and “Additional Information—Financials (Prior year)—Financial position – 2012—Property, plant and equipment” on pages 80 and 223, respectively, “Additional Information—Risk—Principal risks and uncertainties—Legal, regulatory and compliance risks—Environmental and occupational health and safety liabilities” on page 211, “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on pages 148 and 149, “—Note 25—Commitments and contingent liabilities—Environmental costs and liabilities” on page 176 and “Additional Information—Corporate Information—Property” on page 230, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

Please see the information under the heading “Sale of Alderley Park site” under Item 4.B above, which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review” on pages 74 to 87, “Additional Information—Financials (Prior Year)” on pages 222 to 224, “Additional Information—Geographical Review” on pages 214 to 219, “Strategic Report—Therapy Area Review—Sales by Therapy Area” on page 49, “Strategy” on pages 10 to 23, “Strategic Report—Business Review—Research and Development” on pages 36 to 39, “Corporate Governance—Corporate Governance Report—Business organisation—Early Stage Product Committees (ESPCs) and Late Stage Product Committee (LSPC)” on page 94, “Additional Information—Risk—Principal risks and uncertainties—Commercialisation and business execution risks—Developing our business in Emerging Markets”, “—Pressures resulting from generic competition”, “—Price controls and reductions” and “—Economic, regulatory and political pressures” on pages 203 to 206, “Financial Statements—Notes to the Group Financial Statements—Note 14—Interest-bearing loans and borrowings” on pages 156 to 157, “—Note 15—Derivative financial instruments” on page 157, “—Note 19—Reserves” on page 165, “—Note 23—Financial risk management objectives and policies” on pages 169 to 173 and “—Note 25—Commitments and contingent liabilities” on pages 176 to 183, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

We consider the Group’s working capital to be sufficient for its present requirements.

Developments in Legal Proceedings

For further information in respect of material legal proceedings in which the Company is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 25—Commitments and contingent liabilities” on pages 176 to 183 of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014.  Unless noted below or in the Company’s “Annual Report on Form 20-F Information 2013”, no provisions have been established in respect of the proceedings discussed below.

Patent litigation

Epanova

Patent proceedings in the US

In March 2014, AstraZeneca received a complaint from Amarin Pharmaceuticals Ireland Ltd. alleging that AstraZeneca’s proposed Epanova product (for the treatment of patients with severe hypertriglyceridaemia) infringes US Patent No. 8,663,662. AstraZeneca is reviewing the complaint. On September 18, 2013, AstraZeneca announced that the FDA had accepted for review a New Drug Application for Epanova and the Prescription Drug User Fee Act goal date for the FDA is May 5, 2014.

Faslodex (fulvestrant)

Patent proceedings outside the US

In Europe, in 2008, the Opposition Division of the European Patent Office (EPO) maintained a Faslodex formulation patent, EP 1250138, following an opposition against the grant of this patent by Gedeon Richter Plc, which appealed this decision.  The Board of Appeal of the EPO called the parties to oral proceedings in March 2014 and decided to remit the case back to the Opposition Division for further consideration.

Seroquel XR (quetiapine fumarate)

Patent proceedings outside the US

In Germany, Ratiopharm GmbH, CT Arzneimittel GmbH and AbZ Pharma GmbH are seeking damages relating to the preliminary injunction issued in April 2012 that prevented generic Seroquel XR sales by those entities.  The injunction was subsequently lifted following the November 2012 Federal Patent Court decision that held that the Seroquel XR patent was invalid.  AstraZeneca has appealed the Federal Patent Court decision.

In Romania, in March 2014, AstraZeneca settled patent litigation with Teva Pharmaceutical Industries Ltd. and Teva Pharmaceuticals S.R.L.

Product liability litigation

Byetta/Bydureon (exenatide)

Amylin Pharmaceuticals, LLC, a wholly owned subsidiary of AstraZeneca, and/or AstraZeneca are among multiple defendants in 303 filed lawsuits in various federal and state courts in the US involving a total of 418 plaintiffs claiming physical injury from treatment with Byetta and/or Bydureon.  The lawsuits allege multiple types of injuries including pancreatitis, pancreatic cancer and thyroid cancer.  A Multi-District Litigation has been established in the US District Court for the Southern District of California in regard to the alleged pancreatic cancer cases in federal courts.  Further, a coordinated proceeding has been established in Los Angeles, California in regard to the various lawsuits in California state courts.  AstraZeneca and certain defendants recently reached an agreement to settle 84 cases pending in the California state court proceeding, including a matter that was scheduled for trial in February 2014.

Commercial litigation

Average Wholesale Price Litigation

Of the various previously disclosed lawsuits against AstraZeneca and other pharmaceutical manufacturers involving allegations that, by causing the publication of allegedly inflated wholesale list prices, defendants caused entities to overpay for prescription drugs, AstraZeneca remains in litigation with the Attorney General of the State of Wisconsin.  In March 2014, AstraZeneca reached a settlement in principle with the State of Utah.

Crestor qui tam litigation

The US Attorney’s Offices and all US states, except for the State of Texas, have declined to intervene in the civil component of a previously disclosed investigation regarding Crestor.  Partly as a result thereof, AstraZeneca was served with two additional lawsuits filed in the US District Court for the District of Delaware under the qui tam (whistleblower) provisions of the federal False Claims Act and related state statutes, alleging that AstraZeneca directed certain employees to promote Crestor off-label and provided unlawful remuneration to physicians in connection with the promotion of Crestor. AstraZeneca intends to vigorously defend these matters.

Nexium settlement anti-trust litigation

AstraZeneca is one of several defendants in a Multi-District Litigation proposed class action and individual lawsuits alleging that AstraZeneca’s settlements of certain patent litigation in the US relating to Nexium violated US anti-trust law and various state laws. On February 12, 2014, the US District Court for the District of Massachusetts (the Court) issued an order granting three motions for summary judgment in full, granting two in part, denying one as premature, and denying five.

In particular, the Court held that AstraZeneca’s settlement agreements with Teva and Dr. Reddy’s Laboratories did not include “large, unjustified reverse payments” that would raise antitrust concerns. The Court granted the motion as to the Ranbaxy agreement because plaintiffs could not establish that the agreement delayed generic entry beyond any delay caused by Ranbaxy’s manufacturing and approval issues. The Court denied the motion seeking judgment on the allegation of a conspiracy among all defendants.

The Court initially indefinitely postponed the trial and administratively closed the case pending the issuance of written decisions. On March 7, 2014, the Court requested further briefing on plaintiffs’ motions for reconsideration and stated that, if such motions were granted, a trial would be scheduled in May 2014 on any remaining issues.  The Court’s decisions are subject to motions for reconsideration and appeal.

Separately, AstraZeneca was notified that indirect purchaser plaintiffs who opted out of the Massachusetts class action intend to file complaints in the Pennsylvania Court of Common Pleas.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information (including tabular data) set forth under the headings “Strategic Report—Strategy —Governance and Remuneration—Board of Directors” and “—Senior Executive Team” on pages 28 to 31 and “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration (the Implementation Report)—Governance—Service contracts” on page 109, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

No Director has a family relationship with any other Director.

Policy on external appointments and retention of fees

Subject to specific Board approval in each case, Executive Directors and other SET members may accept external appointments as non-executive directors of other companies, and retain any related fees paid to them, provided that such appointments are not considered by the Board to prevent, or reduce, the ability of the executive to perform their role within the Group to the required standard.

Luke Miels appointed as Executive Vice President, Global Portfolio & Product Strategy

On March 19, 2014, AstraZeneca announced that Luke Miels is to join the Company in the role of Executive Vice President, Global Portfolio & Product Strategy (GPPS).  Mr. Miels, who will commence his new role on May 7, 2014, will report to the CEO and will be a member of the SET.  His primary focus will be business development, portfolio and product strategy, providing strategic direction from the product development stage through to commercialization.

Mr. Miels, who holds an MBA from the Macquarie University, Sydney and a Bachelor of Science degree from Flinders University in Adelaide, started his career in 1995 with Zeneca in Australia where he was a Sales Representative and Product Manager for Plendil and Diprivan.  He joined Aventis in 2000 as Marketing and Strategic Planning Manager in Australia before being appointed Country Manager for New Zealand in 2002 and subsequently Thailand the following year.  He then transferred to the USA to lead the Analytics and Commercial Effectiveness function of Aventis US. Following the Sanofi-Aventis merger he led the integration office in the US and was appointed Vice President of Sales for Diabetes at the conclusion of the merger.  In 2006 he moved to Basel to join Roche as Head of Metabolism for Global Marketing.  He was appointed to his current role of Regional VP Asia Pacific for the Roche Pharmaceuticals Division in 2009, initially based in Shanghai and more recently in Singapore.

Proposed Non-Executive Director appointment

On March 20, 2014, the Company announced that Ann Cairns will be nominated for election by the Company’s shareholders as a Non-Executive Director at the AGM in April 2014. Subject to shareholder approval, she will join the Board with effect from April 24, 2014.  It is planned that Ann Cairns will become a member of the Audit Committee.

Ann Cairns (57) is President, International Markets for MasterCard, responsible for the management of all markets and customer-related activities outside North America. Prior to joining MasterCard in August 2011, she was head of the Financial Industry Group with Alvarez & Marsal in London, where she led the European team managing Lehman Brothers Holdings International through the Chapter 11 process. Prior to that, she was CEO, Transaction Banking at ABN AMRO, and spent 15 years in senior operational positions at Citigroup. At the start of her career, she spent time as a research engineer, culminating as the head of Offshore Engineer – Planning for British Gas. She received a first class BSc in Pure Mathematics at Sheffield University and a MSc with research into medical statistics from Newcastle University.

B. Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report” on pages 102 to 126, “Financial Statements—Notes to the Group Financial Statements—Note 18—Post-retirement benefits” on pages 159 to 164, “—Note 24—Employee costs and share plans for employees” on pages 173 to 175 and “—Note 27—Statutory and other information—Key management personnel compensation”, on page 184, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

C. Board Practices

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Strategy—Governance and Remuneration” on pages 26 to 31, “Corporate Governance—Corporate Governance Report—Leadership and responsibilities” on pages 88 to 89, “—Board effectiveness” on pages 89 to 91, “—Audit Committee”, “—Remuneration Committee”, “—Nomination and Governance Committee” and “—Science Committee”, on pages 92 to 93, “—Business organisation—Senior Executive Team” and “—Compliance and Internal Audit Services (IA)” on pages 94 to 95, “Corporate Governance—Directors’ Remuneration Report—

Annual Report on Remuneration (the Implementation Report)—Governance—Service contracts” on page 109 and “—Future Remuneration Policy for Non-Executive Directors” on page 126 and “Corporate Governance—Audit Committee Report” on pages 98 to 101, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 and “Policy on external appointments and retention of fees” and “Proposed Non-Executive Director appointment” under Item 7.A above is incorporated by reference.

D. Employees

The information set forth under the headings “Strategic Report—Resources Review—Employees” (comprising the graphical data, and the “Managing change” and “Employee relations” sections only) on page 69, “—Our infrastructure” (other than “R&D spend analysis”) on page 73, “—Strategy—Our strategic priorities—Restructuring” on pages 16 to 17, and “Financial Statements—Notes to the Group Financial Statements—Note 24—Employee costs and share plans for employees—Employee costs” (including the tabular data) on page 173, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

E. Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 24—Employee costs and share option plans for employees” on pages 173 to 175, “Corporate Governance—Corporate Governance Report—Other matters—Directors’ shareholdings” on page 96, “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration (the Implementation Report)—Directors’ interests in shares (Audited)” on pages 110 to 111, and “Additional Information—Shareholder Information—Options to purchase securities from registrant or subsidiaries” on page 226, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the heading “Additional Information—Shareholder Information—Major shareholdings” (including tabular data) on page 226 of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

B. Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 27—Statutory and other information—Related party transactions” on page 184 and “Additional Information—Shareholder Information—Related party transactions” on page 226, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18 – “Financial Statements.” The information (including graphs and tabular data) set forth under the headings  “Additional Information—Shareholder Information” on pages 225 to 229, “Strategic Report—Financial Review—Capitalisation and shareholder return—Dividend and share repurchases” on page 82 and “Corporate Governance—Corporate Governance Report—Business Organisation—Distributions to shareholders – dividends for 2013” on page 95, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

B. Significant Changes

Please see the information above under the heading Item 5 – “Operating and Financial Review and Prospects—Developments in Legal Proceedings” for information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 25—Commitments and contingent liabilities” on pages 176 to 183, of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014.

Other than as disclosed herein, since the date of the annual consolidated financial statements included in this Form 20-F dated March 20, 2014, no significant change has occurred.

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

The information (including tabular data) set forth under the heading “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on page 225 of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

In addition, the table below sets forth, for the periods indicated, the reported high and low share prices of AstraZeneca PLC, on the following bases:

•	for shares listed on the London Stock Exchange (LSE) the reported high and low middle market closing quotations are derived from the Daily Official List;

•	for shares listed on the Stockholm Stock Exchange (SSE) the high and low closing sales prices are as stated in the Official List; and

•	for American Depositary Shares (ADS) listed on the New York Stock Exchange the reported high and low sales prices are as reported by Dow Jones (ADR quotations).

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2014 – February	4103.0	3815.5	68.38	62.60	446.3	404.4
2014 – January	3960.0	3549.5	65.82	58.51	423.1	380.5
2013 – December	3612.0	3447.0	59.50	56.22	387.8	367.9
2013 – November	3513.5	3267.0	57.19	52.39	376.1	341.7
2013 – October	3330.0	3113.0	53.57	49.72	343.4	321.5
2013 – September	3257.0	3116.5	52.08	48.88	334.1	322.0

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2013	3612.0	2909.5	59.50	44.67	387.8	284.5
2013 – Quarter 4	3612.0	3113.0	59.50	49.72	387.8	321.5
2013 – Quarter 3	3335.0	3116.5	52.08	47.87	336.2	319.6
2013 – Quarter 2	3521.5	3052.5	53.01	47.22	354.9	317.4
2013 – Quarter 1	3299.5	2909.5	50.06	44.67	323.9	284.5

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2012	3111.5	2591.0	48.90	40.03	329.5	286.2
2012 – Quarter 4	3042.5	2792.5	48.90	44.34	326.3	300.8

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2012 – Quarter 3	3096.0	2882.0	48.36	45.01	326.4	307.3
2012 – Quarter 2	2867.0	2591.0	46.22	40.03	309.3	286.2
2012 – Quarter 1	3111.5	2778.5	48.58	44.18	329.5	294.5

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2011	3194.0	2543.5	52.40	40.95	328.5	269.3
2010	3,385	2,732	53.50	40.91	382.2	309.3
2009	2,947	2,147	47.54	30.24	365.0	261.5
2008	2,888	1,748	49.85	34.10	340.5	211.5

B. Plan of Distribution

Not applicable.

C. Markets

The information (including tabular data) set forth under the heading “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on page 225 of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Corporate Information—Articles” on page 230 of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

C. Material Contracts

Not applicable.

D. Exchange Controls

The information set forth under the headings “Additional Information—Shareholder Information—Exchange controls and other limitations affecting security holders” on page 229 of the Company’s “Annual Report and Form

20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

E. Taxation

The information set forth under the headings “Additional Information—Shareholder Information—Taxation for US residents”, “—UK and US income taxation of dividends”, “—Taxation on capital gains”, “—Passive Foreign Investment Company (PFIC) rules”, “—Information reporting and backup withholding”, “—UK inheritance tax” and “—UK stamp duty reserve tax and stamp duty” on pages 227 to 229 of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The information set forth under the heading “Additional Information—Shareholder Information—Documents on display” on page 227 of the Company’s “Annual Report and Form 20-F Information” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Financial risk management” on pages 82 and 83 and “Financial Statements—Note 23—Financial risk management objectives and policies” on pages 169 to 173, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

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

(g) Fees and expenses of the depositary	Fees and expenses incurred by the depositary or the depositary’s agents on behalf of holders, including in connection with:	Expenses payable at the sole discretion of the depositary by billing ADR holders or by deducting such charges from one or more cash dividends or other cash distributions

Category	Depositary actions	Associated fee or charge

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
J.P. Morgan has agreed that it shall not charge ADR holders any of these fees without the Company’s prior written consent. No such fees have been charged for the year ended December 31, 2013 or from January 1, 2014 to the date hereof.

Fees and Payments Made by the Depositary to us

J.P. Morgan, as ADR depositary, has agreed to reimburse certain expenses related to the Company’s ADR program and incurred by the Company in connection with the program. For the year ended December 31, 2013, the ADR depositary reimbursed to the Company, or paid on its behalf to third parties, a total sum of $1,655,684 (comprised of reimbursements of $1,500,000 and payments to third parties of $155,684, in each case as detailed in the tables below). The ADR depositary also waived certain of its fees for standard costs associated with the administration of the ADR program in a total amount of $215,000.

The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed within each such category for the year ended December 31, 2013:

Category of Expenses – Direct Payments	Reimbursement for the year ended December 31, 2013
ADR program expenses, including investor relations costs and legal fees	$1,500,000
Total	$1,500,000

The ADR depositary has paid certain expenses directly to third parties on behalf of the Company and has agreed to waive certain of its fees for standard costs associated with the administration of the ADR program. The table below sets forth those expenses that the ADR depositary paid directly to third parties, and those fees waived, in each case for the year ended December 31, 2013.

Category of Expenses – Indirect Payment	Amount paid for the year ended December 31, 2013
Expenses paid by depositary to third parties on behalf of the Company – NYSE listing fees	$155,684
Fees waived by depositary for standard ADR program costs	$215,000
Total	$370,684

Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by the Company, the Company is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of the Company. No such repayments were made during the year ended December 31, 2013.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Accountability” on pages 91 and 92,“—US corporate governance requirements” on page 93 (the first and second paragraphs only), “—Business organisation—Disclosure Committee” on page 94, “Corporate Governance—Audit Committee Report—Internal Controls” on page 101, and “Financial Statements—Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 127, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

Management’s Annual Report on Internal Control over Financial Reporting

As required by US regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Director’s Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 127 of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AstraZeneca PLC:

We have audited AstraZeneca PLC's ("the Company") internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). AstraZeneca's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AstraZeneca PLC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the PCAOB, the Consolidated Financial Position of AstraZeneca and subsidiaries as of 31 December 2013, 2012 and 2011, and the related Consolidated Statements of Comprehensive Income, Changes in Equity, and Cash Flows for the years then ended, and our report dated 6 February 2014 expressed an unqualified opinion on those Consolidated Financial Statements.

KPMG Audit Plc
15 Canada Square
London
United Kingdom
E14 5GL

6 February 2014

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Audit Committee Report—Audit Committee membership and attendance” on page 99, of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Corporate Governance—Corporate Governance Report—Code of Conduct” on page 95 and “—Audit Committee Report—Compliance with the Code of Conduct” on page 98, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

The Company’s Code of Conduct is available at www.astrazeneca.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ended December 31,
	2013	2012
	($ million)
Audit Fees	9.3	9.2
Audit-Related Fees	0.9	1.0
Tax Fees	0.6	0.9
All Other Fees	1.1	0.8
Total	11.9	11.9

Audit fees include $5.0 million for the audit of subsidiaries pursuant to legislation (2012: $5.0 million), $2.2 million for the Group audit (2012: $2.2 million) and $1.7 million in respect of section 404 of the Sarbanes-Oxley Act (2012: $1.7 million).

Audit-related fees include $0.4 million for the audit of subsidiaries’ pension schemes (2012: $0.5 million) and $0.5 million in relation to interim financial statements (2012: $0.5 million). Tax fees consist of tax compliance services and, to a lesser extent, tax advice.

All other fees of $1.1 million (2012: $0.8 million) include assurance services in relation to the review of Europe SAP testing and follow-up and business development support.

The information (including tabular data) set forth under the heading “Corporate Governance—Audit Committee Report” (excluding the “Compliance with the Code of Conduct” section) on pages 98 to 101 of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
		($)		($ billion)
Month #1 Jan 1 - Jan 31	0	N/A	0	0
Month #2 Feb 1 - Feb 28	0	N/A	0	0
Month #3 Mar 1 - Mar 31	0	N/A	0	0
Month #4 Apr 1 - Apr 30	0	N/A	0	0
Month #5 May 1 - May 31	0	N/A	0	0
Month #6 Jun 1 - Jun 30	0	N/A	0	0
Month #7 Jul 1 - Jul 31	0	N/A	0	0
Month #8 Aug 1 - Aug 31	0	N/A	0	0
Month #9 Sep 1 - Sep 30	0	N/A	0	0
Month #10 Oct 1 - Oct 31	0	N/A	0	0
Month #11 Nov 1 - Nov 30	0	N/A	0	0
Month #12 Dec 1 - Dec 31	0	N/A	0	0
Total	0	N/A	0	0

On October 1, 2012, the Company announced the suspension of the then-existing share repurchase program with immediate effect. There have been no share repurchases since October 1, 2012. At the 2013 Annual General Meeting, the Company’s Shareholders authorized the Company to repurchase 124,813,124 of its own shares, but the Company’s Board of Directors did not lift the suspension on share repurchases and, accordingly, the Company did not repurchase any of its shares in 2013.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company’s auditor, KPMG Audit Plc has instigated an orderly wind down of business as part of a KPMG group-internal reorganisation; accordingly, KPMG Audit Plc has declined to stand for re-election. A resolution will be proposed at the AGM on 24 April 2014 for the appointment of KPMG LLP as auditor of the Company. The decision to change accountants was unanimously recommended to the Board of Directors by the Audit Committee.

During the years ended December 31, 2013 and December 31, 2012, (1) KPMG Audit Plc has not issued any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG Audit Plc qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG Audit Plc’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided KPMG Audit Plc with a copy of the foregoing disclosure and has requested that KPMG Audit Plc furnish the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether KPMG Audit Plc agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of KPMG Audit Plc’s letter, dated March 20, 2014, in which KPMG Audit Plc stated that it agrees with such disclosure, is filed herewith as Exhibit 15.6.

ITEM 16G. CORPORATE GOVERNANCE

AstraZeneca PLC is a public limited company incorporated in England and Wales, admitted to the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the UK Corporate Governance Code (the “UK Code”), the 2012 edition of which came into effect for the Company as of January 1, 2013 (formerly, the UK Combined Code on Corporate Governance), in respect of its corporate governance practices. The Companies Act 2006 (the “UK Act”) imposes certain statutory requirements that also influence the Company’s corporate governance practices. The Company has ADRs listed on the NYSE and, under the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

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

Under the UK Act, a company’s external auditors are appointed by its shareholders. Under the UK Code, the Company’s audit committee is responsible for making recommendations to the Board of Directors, for the Board of Directors to propose to the Company’s shareholders in general meeting, in relation to the appointment, re-appointment and removal of the external auditors, and for approving the remuneration and terms of engagement of the external auditor. If the Board of Directors does not accept the audit committee’s recommendation, it should include in the annual report, and in any papers recommending appointment or re-appointment, a statement from the audit committee explaining the recommendation and should set out reasons why the Board of Directors has taken a different position.

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

The UKLA Rules require the Company to include a statement in its annual report and accounts as to whether it has complied throughout the applicable accounting period with all relevant provisions set out in the UK Code or, if it has not complied, set out those provisions it has not complied with and its reasons for non-compliance.

The information set forth under the heading “Corporate Governance—Corporate Governance Report—US corporate governance requirements” (final paragraph only) on page 93 of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The information set forth in Exhibit 15.2 hereto (“Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of AstraZeneca PLC by KPMG Audit Plc”) is incorporated in this section by reference. The information (including tabular data) set forth under the headings “Financial Statements” on pages 127 to 185 (including the information set forth under the subheading “Notes to the Group Financial Statements” on pages 141 to 185, but excluding the information set forth under the subheading “Independent Auditor’s Report to the Members of AstraZeneca PLC only” on pages 128 to 131), “Financial Statements—Group Financial Record” on page 193 and “—Principal Subsidiaries” on page 186, in each case of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014 is incorporated by reference.

Please see the information above under the heading Item 5 – “Operating and Financial Review and Prospects—Developments in Legal Proceedings” for information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 25—Commitments and contingent liabilities” on pages 176 to 183, of the Company’s “Annual Report and Form 20-F Information 2013” included as exhibit 15.1 to this Form 20-F dated March 20, 2014.

The information set out in the above-referenced financial statements does not constitute the Company’s statutory accounts under the UK Companies Act for the years ended December 31, 2013, 2012 or 2011. Those accounts have been reported on by the Company’s auditors; their reports were unqualified and did not contain a statement under section 498(2) or (3) of the Companies Act 2006. The accounts for 2012 and 2011 have been delivered to the UK registrar of companies and those for 2013 will be delivered in due course.

ITEM 19. EXHIBITS

1.1	Articles of Association.(1)

4.1
Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.(2)

4.2	Letter agreement between AstraZeneca PLC and Pascal Soriot, and Agreement for Service between AstraZeneca UK Limited and Pascal Soriot, each dated August 27, 2012.(3)

4.3	Agreement for Service between AstraZeneca PLC and Simon Lowth, dated September 27, 2007.(4)

4.4	Letter agreement between AstraZeneca PLC and Marc Dunoyer, dated November 12, 2013, and Agreement for Service between AstraZeneca UK Limited and Marc Dunoyer dated March 19, 2014.

4.5	Form of Deed of Indemnity for Directors (used for Directors first appointed prior to April 26, 2012).(5)

4.6	License Agreement dated April 20, 1998, by and between Shionogi & Co., Ltd. and Zeneca Limited (the “License Agreement”).(6)

4.7	Amendment Agreement dated May 14, 2002, by and between Shionogi & Co., Ltd. and AstraZeneca UK Limited, to the License Agreement.(6)

4.8	Amendment No. 2, effective as of April 26, 2005, to the License Agreement.(6)

4.9	Amendment No. 3, effective as of December 5, 2008, to the License Agreement.(6)

4.10	Amendment No. 4, effective as of February 19, 2009, to the License Agreement.(6)

4.11	Amendment No. 5, effective as of November 12, 2012, to the License Agreement.(6)

4.12	Amendment No. 6, effective as of January 1, 2014, to the License Agreement.(7)

4.13	Form of Deed of Indemnity for Directors (used for Directors first appointed on or after April 26, 2012).

7.1	Statement explaining calculation of ratio of earnings to fixed charges.

8.1	List of subsidiaries.

12.1	Certification of Pascal Soriot filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Marc Dunoyer filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Pascal Soriot and Marc Dunoyer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1	Annual Report and Form 20-F Information 2013.(8)

15.2	Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of AstraZeneca PLC by KPMG Audit Plc.

15.3	Consent of KPMG Audit Plc, independent registered public accounting firm.

15.4	Consent of IMS Health HQ Limited.

15.5	Consent of Bureau Veritas UK Limited.

15.6	Letter from KPMG Audit Plc to the SEC.

(1)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed April 28, 2011 (File No. 001-11960).

(2)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2003 (File No. 001-11960).

(3)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2012 (File No. 001-11960).

(4)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 12, 2008 (File No. 001-11960).

(5)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 27, 2007 (File No. 001-11960).

(6)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F/A filed September 21, 2012 (File No. 001-11960).

(7)	Pursuant to a request for confidential treatment filed with the SEC, certain confidential portions of this exhibit have been omitted and filed separately with the SEC.

(8)
Certain of the information included within exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2013 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC
By:	/s/ A C N Kemp
	Name:	A C N Kemp
	Title:	Authorized Signatory

London, England
March 20, 2014