Form 20-F
period 2014-12-31
ASTRAZENECA PLC
filed 2015-03-10
CIK 901832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

England and Wales
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

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2014 was:

Ordinary Shares of 25¢ each: 1,263,143,338
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

☐  Yes      ☐  No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2014 Form 20-F of AstraZeneca PLC (“AstraZeneca” or the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated and submitted on March 10, 2015.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data are not included unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Important information for readers of this Annual Report”, “Definitions”, and “Use of terms” on the inside front cover, “Cautionary statement regarding forward-looking statements”, “Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates”, “Statements of competitive position, growth rates and sales”, “AstraZeneca websites”, “External/third party websites” and “Figures” on page 243, “Glossary” on pages 239 to 241, “Trade Marks” on page 238, “Measuring performance” on page 72, and the tables on page 73, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Group Financial Record” on page 196 and the first table that appears under “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on page 232, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference. The selected financial data incorporated by reference herein is derived from audited financial statements of the Company and its consolidated entities, prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, included in the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information (including tabular data) set forth or referenced under the heading “Additional Information—Risk—Principal risks and uncertainties” on pages 204  to 219 of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The information (including tabular data) set forth under the headings “Additional Information—Corporate Information—History and development of the Company” on page 237, “Strategic Report—Financial Review—Financial position – 2014—Investments, divestments and capital expenditure” on pages 79 to 80, “Financial Statements—Notes to the Group Financial Statements—Note 24—Acquisitions of business operations” on pages 170 to 174, “Corporate Governance—Corporate Governance Report—Relations with shareholders” on page 90, “—Pfizer’s approaches” on pages 90 to 91, and “Strategic Report—Chairman’s Statement—Clear decisions, responsibly made” on page 4, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

B. Business Overview

The information (including graphs and tabular data) set forth under the headings “Strategic Report—AstraZeneca at a glance” on pages 2 to 3, “—Chairman’s Statement” on pages 4 to 5, “—Chief Executive Officer’s Review” on pages 6 to 9, “—Strategy” on pages 10 to 31, “—Business Review” on pages 52 to 61, “—Therapy Area Review” on pages 32 to 51, “—Resources Review” on pages 62 to 69, “Additional Information—Geographical Review” on pages 220 to 226, “Additional Information—Risk—Managing Risk”, “—Risk management embedded in business processes” and “—Key responsibilities” on pages 203 to 204, “Additional Information—Development Pipeline” on pages 197 to 200, “—Patent Expiries” on pages 201 to 202 and “—Responsible Business” on pages 227 and 228, “Financial Statements—Notes to the Group Financial Statements—Note 1—Product revenue information” on page 143, “—Note 6—Segment information” on pages 148 to 150, and “Statements of competitive position, growth rates and sales” on page 243, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

Acquisition of rights to Actavis’ branded respiratory portfolio in the US and Canada

On March 3, 2015, AstraZeneca announced that it completed a transaction to acquire the rights to Actavis Plc’s (“Actavis”) branded respiratory business in the US and Canada.

The strategic transaction is expected to strengthen AstraZeneca’s respiratory franchise globally and build on the acquisition of Almirall’s respiratory portfolio in 2014 by extending AstraZeneca’s development and commercialisation rights into the US for both Tudorza Pressair and Duaklir Genuair.

AstraZeneca owns the development and commercial rights in the US and Canada to Tudorza Pressair (aclidinium bromide inhalation powder), a twice-daily long-acting muscarinic antagonist (LAMA) for chronic obstructive pulmonary disease (COPD), and to Daliresp (roflumilast), the only once-daily oral PDE4 inhibitor currently on the market for COPD, in the US. AstraZeneca also owns the development rights in the US and Canada for LAS40464, the combination of a fixed dose of aclidinium with formoterol long acting beta agonist (LAMA/LABA) in a dry powder inhaler, which is approved in the EU under the brand name Duaklir Genuair.

On completion of the acquisition, AstraZeneca paid Actavis $600 million of initial consideration and agreed to pay low single-digit royalties above a certain revenue threshold. AstraZeneca also paid Actavis an additional $100 million for a number of contractual consents and approvals, including certain amendments to the ongoing collaboration agreements between AstraZeneca and Actavis.

Accounting Changes

Effective from January 1, 2015, AstraZeneca changed the presentation of its Statement of Comprehensive Income, which is expected to result in revenue from externalisation becoming more visible to enhance transparency for investors. The change will be reported as part of AstraZeneca’s first quarter financial results on April 24, 2015. The impact is presentational and therefore does not impact Reported or Core profit.

Historically, reported revenue reflected only product sales (formerly known as sales revenue), with externalisation revenue forming part of other operating income presented below cost of goods sold (“COGS”). From January 1, 2015 externalisation revenue, alongside product sales, contributes to total revenue, which is shown above

COGS. Externalisation revenue includes development, commercialisation, partnership and out-licence revenue, such as royalties and milestone receipts, together with income from services or repeatable licences.

Income will be recorded as externalisation revenue when AstraZeneca has an ongoing interest in the product and/or it is repeatable business and there is no derecognition of an intangible asset. Disposals of assets and businesses, where AstraZeneca does not retain an interest, will continue to be recorded in other operating income.

2015 Financial Guidance

To reflect the change outlined in “—Accounting Changes” above,  AstraZeneca provides 2015 total revenue guidance. Total revenue is expected to decline by mid single-digit percent at constant exchange rates (“CER”). This is consistent with previous guidance stating that sales revenue was expected to decline by mid single-digit percent at CER. Core EPS guidance is unchanged and Core EPS is expected to increase by low single-digit percent at CER. This expectation involves a number of assumptions, including the imminent launch of a Nexium generic in the US market.

Participation in US FDA Endocrinologic and Metabolic Drugs Advisory Committee

AstraZeneca announced on March  4, 2015 that it will participate in the US FDA’s Endocrinologic and Metabolic Drugs Advisory Committee meeting on April 14, 2015 to discuss the results of the Saxagliptin Assessment of Vascular Outcomes Recorded in Patients with Diabetes Mellitus (SAVOR) trial for Onglyza (saxagliptin) and Kombiglyze XR (saxagliptin and metformin HCI extended-release). The primary objective of this trial was to determine that the addition of saxagliptin to standard of care in this patient population did not significantly increase the incidence of major cardiovascular events as compared to placebo. The topic of the Advisory Committee is based on an ongoing review of a previously submitted supplemental NDA to the FDA for Onglyza and Kombiglyze XR.

Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012

The Company is a global, innovation-driven biopharmaceutical business with operations in over 100 countries and our innovative medicines are used by millions of patients worldwide. AstraZeneca does not have a legal entity based in Iran, or any employees or an office located in Iran. The Company, through one of its non-US Group companies that is neither a U.S. person nor a foreign subsidiary of a U.S. person, currently has sales of prescription pharmaceuticals in Iran solely through a single third-party distributor, which uses three known entities in the Iranian distribution chain. None of AstraZeneca’s US entities are involved in any business activities in Iran, or with the Iranian government. To the best knowledge of the management of AstraZeneca, the third-party distributor used by AstraZeneca is not owned or controlled by the Iranian government and the Company does not have any agreements, commercial arrangements, or other contracts with the Iranian government. However, the Company understands that one of the independent sub-distributors is likely controlled indirectly by the Iranian government. Further, AstraZeneca’s third-party distributor may initiate payments using banks associated with the government of Iran for the purchase of AstraZeneca products.  Finally, in view of the types of products created and distributed by AstraZeneca, it is anticipated that the ultimate end-payers for our medicines may also include the Iranian government.

For the year ended December 31, 2014, the Company’s gross revenues and net profits attributable to the above-mentioned Iranian activities were $16 million and $6 million respectively. For the same period, the AstraZeneca Group’s gross revenues and net profits were $26.1 billion and $1.2 billion respectively. Accordingly, the gross revenues and net profits attributable to the above-mentioned Iranian activities amounted to approximately 0.061% of the AstraZeneca Group gross revenues and approximately 0.486% of its net profits.

At the time of publication, the management of AstraZeneca does not anticipate any change in its activities in Iran that would result in a material impact on the AstraZeneca Group.

C. Organizational Structure

The information (including tabular data) set forth under the headings “Corporate Governance—Corporate Governance Report—Other matters—Subsidiaries and principal activities” on page 94 and “Financial Statements—Notes to the Group Financial Statements—Principal Subsidiaries” on page 189, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

D. Property, Plant and Equipment

The information (including tabular data) set forth under the headings “Strategic Report—Resources Review—Infrastructure” on page 69, “Strategic Report—Financial Review—Financial position – 2014—Property, plant and equipment” and “Additional Information—Financials (Prior year)—Financial position – 2013—Property, plant and equipment” on pages 78 and 230, respectively, “Additional Information—Risk—Principal risks and uncertainties—Legal, regulatory and compliance risks—Environmental and occupational health and safety liabilities” on page 216, “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on page 151, “—Note 27—Commitments and contingent liabilities—Environmental costs and liabilities” on pages 182 to

183, “—Note 28—Operating leases” on page 188 and “Additional Information—Corporate Information—Property” on page 237, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review” on pages 70 to 85, “Additional Information—Financials (Prior Year)” on pages 229 to 231, “Additional Information—Geographical Review” on pages 220 to 226, “Strategic Report—Therapy Area Review—Therapy Area Overview—Global sales by therapy area” on page 33, “Strategic Report—Strategy” on pages 10 to 31, “Strategic Report—Business Review—Research and Development” on pages 52 to 55, “Corporate Governance—Corporate Governance Report—Business organisation—Early Stage Product Committees (ESPCs) and Late Stage Product Committee (LSPC)” on page 93, “Additional Information—Risk—Principal risks and uncertainties—Commercialisation and business execution risks—Developing our business in Emerging Markets”, “—Pressures resulting from generic competition”, “—Price controls and reductions” and “—Economic, regulatory and political pressures” on pages 208 to 211, “Financial Statements—Notes to the Group Financial Statements—Note 17—Interest-bearing loans and borrowings” on pages 160 to 161, “—Note 12—Derivative financial instruments” on page 158, “—Note 21—Reserves” on page 169, “—Note 25—Financial risk management objectives and policies” on pages 174 to 178 and “—Note 27—Commitments and contingent liabilities” on pages 182 to 187, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

We consider the Group’s working capital to be sufficient for its present requirements.

Developments in Legal Proceedings

For information in respect of material legal proceedings in which the Company is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 27—Commitments and contingent liabilities” on pages 182 to 187 of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015.  Unless noted below or in the Company’s “Annual Report on Form 20-F Information 2014”, no provisions have been established in respect of the proceedings discussed below.

Patent litigation

Faslodex (fulvestrant)

Patent proceedings outside the US

In March 2015, AstraZeneca was served with a writ of summons by which Actavis Group PTC ehf. and Actavis Italy S.p.A (collectively “Actavis”) commenced invalidity and non-infringement proceedings before a court in Turin, Italy relating to two Faslodex formulation patents, European patent EP 1 250 138 and the Italian patent IT 1 333 490.

Pulmicort Respules (budesonide inhalation suspension)

US patent litigation

In October 2014, the US District Court for the District of New Jersey (the “District Court”) held a trial on the merits in respect of US Patent No. 7,524,834 (the ‘834 Patent) and to determine whether AstraZeneca’s request for permanent injunctive relief against Breath Limited, Apotex, Inc. and Apotex Corp., Sandoz, Inc. and Watson Laboratories, Inc. (together, the “Generic Challengers”) should be granted.  On February 13, 2015, the District Court determined that the ‘834 Patent is invalid and denied the injunction request.  Also on February 13, 2015, AstraZeneca filed a motion for an injunction pending an appeal of the District Court’s decision, which was denied on the same day.  On February 16, 2015, AstraZeneca appealed the District Court’s decision to the US Court of Appeals for the Federal Circuit (“Court of Appeals”) and filed an Emergency Motion for an Injunction Pending Appeal (“Emergency Motion”).  On February 17, 2015, the Court of Appeals issued an injunction against the Generic Challengers pending submissions by the parties. A decision on the Emergency Motion is awaited.

Seroquel XR (quetiapine fumarate)

Patent proceedings in the US

In October and November 2014, AstraZeneca filed patent infringement lawsuits against Pharmadax, Inc. and Pharmadax USA, Inc. (together, “Pharmadax”) in the US District Court for the District of New Jersey.  In February 2015, AstraZeneca settled the patent infringement litigation by granting Pharmadax a license to the Seroquel XR product patent effective November 1, 2016, or earlier, in certain circumstances.

In February  2015, AstraZeneca received a Paragraph IV Notice from AB Pharmaceuticals, LLC, the US agent of Macleods Pharmaceuticals, Ltd., (together, “Macleods”) alleging that the patent listed in the FDA Orange Book with reference to Seroquel XR is invalid, unenforceable and/or is not infringed by Macleods’ proposed generic product. Macleods submitted an Abbreviated New Drug Application seeking to market quetiapine fumarate tablets. In February 2015, AstraZeneca filed a patent infringement lawsuit against Macleods and Macleods Pharma USA, Inc. in the US District Court for the District of New Jersey.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information (including tabular data) set forth under the headings “Strategic Report—Strategy —Governance and Remuneration” —Board of Directors” and “—Senior Executive Team” on pages 26 to 31 and “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration (the Implementation Report)—Service contracts” on page 110, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

No Director has a family relationship with any other Director.

Changes to the Company’s Board of Directors

On February 17, 2015, AstraZeneca announced that Dr Cornelia (Cori) Bargmann will be proposed to shareholders for election as a Non-Executive Director at the Company’s Annual General Meeting (AGM) on April 24, 2015.  On election, the Board also proposes appointing Dr Bargmann to AstraZeneca’s Science Committee.

Cori is the Torsten N. Wiesel Professor and head of the Lulu and Anthony Wang Laboratory of Neural Circuits and Behavior at The Rockefeller University, New York.  She has been a Howard Hughes Medical Institute investigator since 1995.  She is a neurobiologist who studies the relationships between genes, neural circuits and behaviour using C. elegans, a tiny roundworm, as the model for her work.  Cori holds a degree in biochemistry from the University of Georgia and a Ph.D. from the Massachusetts Institute of Technology, where she studied oncogenes with Robert Weinberg.  She pursued a postdoctoral fellowship with H. Robert Horvitz at MIT until 1991, when she accepted a faculty position in the Department of Anatomy at the University of California, San Francisco, spending 13 years there, latterly as Vice-Chair of the department.  She took up her current position at The Rockefeller University in 2004. Cori is the recipient of the 2015 Benjamin Franklin Medal in Life Science, one of nine individuals who will be presented with awards by The Franklin Institute, Philadelphia this year.  The award is for her contributions to neurobiology that have led to major discoveries elucidating the relationship between genes, neurons, neural circuits and behaviour.

Also on February 17, 2015, AstraZeneca announced that John Varley, senior independent Non-Executive Director, and Dame Nancy Rothwell, Non-Executive Director, both intend to retire from the Board at the close of the AGM on April 24, 2015, each having served as a Board member for nine years. John is currently Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee.  Dame Nancy Rothwell

is currently Chairman of the Science Committee, and a member of the Remuneration Committee and the Nomination and Governance Committee.

As a result of the retirement of John Varley and Dame Nancy Rothwell, the following Board Committee changes are proposed to take place with effect from the close of the AstraZeneca 2015 AGM:

•	Rudy Markham will become senior independent Non-Executive Director.

•	Graham Chipchase will become Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee.

•	Bruce Burlington will become Chairman of the Science Committee and a member of the Nomination and Governance Committee.

•	Geneviève Berger will oversee sustainability matters on behalf of the Board.

On February 17, 2015, AstraZeneca also announced that Shriti Vadera will become a member of the Remuneration Committee with immediate effect.

B. Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report” on pages 100 to 128, “Financial Statements—Notes to the Group Financial Statements—Note 20—Post-retirement benefits” on pages 162 to 168, “—Note 26—Employee costs and share plans for employees” on pages 179 to 181 and “—Note 29—Statutory and other information—Key management personnel compensation”, on page 188, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

C. Board Practices

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Strategy—Governance and Remuneration” on pages 26 to 27, “Corporate Governance—Corporate Governance Report—Leadership and responsibilities” on pages 86 to 87, “—Board effectiveness” on pages 87 to 89, “—Audit Committee”, “—Remuneration Committee”, “—Nomination and Governance Committee” and “—Science Committee”, on pages 91 to 92, “—Business organisation—Senior Executive Team” and “—Compliance and Internal Audit Services (IA)” on pages 92 to 93, “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration (the Implementation Report)—Service contracts” on page 110, “—Remuneration Policy for Non-Executive Directors” on page 128,  “Corporate Governance—Audit Committee Report” on pages 96 to 99, and “Corporate Governance—Corporate Governance Report—Remuneration—Policy on external appointments and retention of fees” on page 90, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015.

D. Employees

The information set forth under the headings “Strategic Report—Resources Review—Employees” (comprising the graphical data on page 62, and the “Acquisitions to support our growth platforms”, “Managing change” and “Employee relations” sections only) on pages 62 and 64, “—Infrastructure” (other than “R&D spend analysis”) on page 69, and “Financial Statements—Notes to the Group Financial Statements—Note 26—Employee costs and share plans for employees—Employee costs” (including the tabular data) on page 179, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

E. Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 26—Employee costs and share option plans for employees” on pages 179 to 181, “Corporate Governance—Corporate Governance Report—Other matters—Directors’ shareholdings” on page

95, “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration (the Implementation Report)—Directors’ interests in shares (Audited)” on page 112, and “Additional Information—Shareholder Information—Options to purchase securities from registrant or subsidiaries” on page 234, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the heading “Additional Information—Shareholder Information—Major shareholdings” (including tabular data) on pages 233 to 234 of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

B. Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 29—Statutory and other information—Related party transactions” on page 188 and “Additional Information—Shareholder Information—Related party transactions” on page 234, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18 – “Financial Statements.” The information (including graphs and tabular data) set forth under the headings  “Additional Information—Shareholder Information” on pages 232 to 236, “Strategic Report—Financial Review—Capitalisation and shareholder return—Dividend and share repurchases” on page 81 and “Corporate Governance—Corporate Governance Report—Other matters—Distributions to shareholders – dividends for 2014” on page 94, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

B. Significant Changes

Please see the information above under the heading Item 5 – “Operating and Financial Review and Prospects—Developments in Legal Proceedings” for information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 27—Commitments and contingent liabilities” on pages 182 to 187, of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015.

Other than as disclosed herein, since the date of the annual consolidated financial statements included in this Form 20-F dated March 10, 2015, no significant change has occurred.

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

The information (including tabular data) set forth under the heading “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on page 232 of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

In addition, the table below sets forth, for the periods indicated, the reported high and low share prices of AstraZeneca PLC, on the following bases:

•	for shares listed on the London Stock Exchange (LSE) the reported high and low middle market closing quotations are derived from the Daily Official List;

•	for shares listed on the Stockholm Stock Exchange (SSE) the high and low closing sales prices are as stated in the Official List; and

•	for American Depositary Shares (ADS) listed on the New York Stock Exchange the reported high and low sales prices are as reported by Dow Jones (ADR quotations).

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2015 – February	4688.0	4413.5	71.11	67.56	589.0	567.5
2015 – January	4761.5	4479.5	72.05	68.09	592.0	538.0
2014 – December	4710.0	4449.0	73.94	69.56	558.5	530.5
2014 – November	4780.0	4520.5	75.38	72.50	557.5	534.0
2014 – October	4543.5	4169.5	72.94	67.15	536.5	484.5
2014 – September	4597.0	4374.0	75.51	70.99	536.0	514.5

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2014	4823.5	3549.5	81.09	58.51	558.5	380.5
2014 – Quarter 4	4780.0	4169.5	75.38	67.15	558.5	484.5
2014 – Quarter 3	4597.0	4092.5	76.31	68.49	536.0	467.3
2014 – Quarter 2	4823.5	3723.0	81.09	62.45	532.5	409.7
2014 – Quarter 1	4103.0	3549.5	68.38	58.51	446.3	380.5

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2013	3612.0	2909.5	59.50	44.67	387.8	284.5
2013 – Quarter 4	3612.0	3113.0	59.50	49.72	387.8	321.5
2013 – Quarter 3	3335.0	3116.5	52.08	47.87	336.2	319.6
2013 – Quarter 2	3521.5	3052.5	53.01	47.22	354.9	317.4
2013 – Quarter 1	3299.5	2909.5	50.06	44.67	323.9	284.5

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE(1)
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2012	3111.5	2591.0	48.90	40.03	329.5	286.2
2011	3194.0	2543.5	52.40	40.95	328.5	269.3
2010	3,385	2,732	53.50	40.91	382.2	309.3
2009	2,947	2,147	47.54	30.24	365.0	261.5

B. Plan of Distribution

Not applicable.

C. Markets

The information (including tabular data) set forth under the heading “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on page 232 of the Company’s “Annual Report and Form

20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Corporate Information—Articles” on page 237 of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

C. Material Contracts

Not applicable.

D. Exchange Controls

The information set forth under the headings “Additional Information—Shareholder Information—Exchange controls and other limitations affecting security holders” on page 236 of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

E. Taxation

The information set forth under the headings “Additional Information—Shareholder Information—Taxation for US persons”, “—UK and US income taxation of dividends”, “—Taxation on capital gains”, “—Passive Foreign Investment Company (PFIC) rules”, “—Information reporting and backup withholding”, “—UK inheritance tax” and “—UK stamp duty reserve tax and stamp duty” on pages 234 to 236 of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The information set forth under the heading “Additional Information—Shareholder Information—Documents on display” on page 234 of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Financial risk management” on pages 81 to 82 and “Financial Statements—Notes to the Group Financial Statements—Note 25—Financial risk management objectives and policies” on pages 174 to 178, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Payable by ADR Holders

The Company’s American Depositary Receipt (“ADR”) program is administered by Citibank, N.A. (“Citibank”), as the depositary. Citibank succeeded JPMorgan Chase Bank, N.A. (“J.P. Morgan”), the predecessor ADR depositary, on February 6, 2015. The holder of an ADR may have to pay the following fees and charges to Citibank in connection with ownership of the ADR:

Category	Depositary actions	Associated fee or charge
(a) Depositing or substituting the underlying shares	Issuances upon deposits of shares (excluding issuances as a result of stock distributions or the exercise of rights)	Up to $5.00 for each 100 ADSs (or fraction thereof) issued

(b) Receiving or distributing dividends(1)
Distributions of stock dividends or other free stock distributions, cash dividends or other cash distributions (i.e., sale of rights and other entitlements), distributions of securities other than ADSs or rights to purchase additional ADSs
Up to $5.00 for each 100 ADSs (or fraction thereof)

(c) Selling or exercising rights	The exercise of rights to purchase additional ADSs	Up to $5.00 for each 100 ADSs (or fraction thereof)

(d) Withdrawing, cancelling or reducing an underlying security	Surrendering ADSs for cancellation and withdrawal of deposited property	Up to $5.00 for each 100 ADSs (or portion thereof) surrendered or cancelled (as the case may be)

Category	Depositary actions	Associated fee or charge
(e) Transferring, combination or split-up of receipts		Not applicable.

(f) General depositary services, particularly those charged on an annual basis(1)	Depositary services fee	A fee not in excess of U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.

(g) Fees and expenses of the depositary	Fees and expenses incurred by the Depositary or the Depositary’s agents on behalf of holders, including in connection with:	As incurred by the Depositary.

•      taxes (including applicable interest and penalties) and other governmental charges

•      registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

•      cable, telex and facsimile transmission and delivery expenses

•      expenses and charges incurred by the Depositary in conversion of foreign currency into US dollars

•      compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities, ADSs and ADRs

•      the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the delivery or servicing of deposited property (as defined in the Deposit Agreement)

(1)
On February 5, 2015,  the Company announced that it will implement a dividend fee of $0.03 per ADR annually to cover ADR program costs, commencing with a fee of $0.02 per ADR on the second interim dividend for the year ended December 31, 2014, which dividend is payable on March 23, 2015.

Fees and Payments Made by the Depositary to us

J.P. Morgan, the predecessor ADR depositary, paid certain expenses directly to third parties on behalf of the Company and agreed to waive certain of its fees for standard costs associated with the administration of the ADR program. The table below sets forth those expenses that J.P. Morgan paid directly to third parties, and those fees waived, in each case for the year ended December 31, 2014.

Category of Expenses – Indirect Payment	Amount paid for the year ended December 31, 2014
Expenses paid by depositary to third parties on behalf of the Company – NYSE listing fees	$147,528
Fees waived by depositary for standard ADR program costs	$220,374
Total	$367,902

During 2014, under certain circumstances, including removal of J.P. Morgan as ADR depositary or termination of the ADR program by the Company, the Company may have been required to repay J.P. Morgan certain amounts reimbursed and/or expenses paid to or on behalf of the Company. No such repayments have been made during the year ended December 31, 2014 and no payments have been or will be made to J.P. Morgan in respect of the fiscal year 2015, in connection with the removal of J.P. Morgan as ADR depositary or otherwise.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Accountability” on pages 89 and 90,“—US corporate governance requirements” on page 92 (the first and second paragraphs only), “—Business organisation—Disclosure Committee” on page 93, “Corporate Governance—Audit Committee Report—Internal Controls” on page 99, and “Financial Statements—Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 129, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

Management’s Annual Report on Internal Control over Financial Reporting

As required by US regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Director’s Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 129 of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

AstraZeneca PLC:

We have audited AstraZeneca PLC’s (‘the Company’ or ‘AstraZeneca’) internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AstraZeneca’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AstraZeneca PLC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of AstraZeneca PLC and subsidiaries as of 31 December 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and our report dated 5 February 2015 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

London, United Kingdom

5 February 2015

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Audit Committee Report—Audit Committee membership and attendance” on page 97, of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Corporate Governance—Corporate Governance Report—Business organisation —Code of Conduct” on pages 93 to 94 and “—Audit Committee Report—Compliance with the Code of Conduct” on page 96, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

The Company’s Code of Conduct is available at www.astrazeneca.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ended December 31,
	2014(1)	2013(1)
	($ million)
Audit Fees	9.3	9.3
Audit-Related Fees	1.2	0.9
Tax Fees	0.3	0.6
All Other Fees	0.5	1.1
Total	11.3	11.9

(1) Fees payable for the year ended December 31, 2014 were paid to KPMG LLP; fees payable for the year ended December 31, 2013 were paid to KPMG Audit Plc.

Audit fees included $5.0 million for the audit of subsidiaries pursuant to legislation (2013: $5.0 million), $2.5 million for the Group audit (2013: $2.2 million) and $1.8 million in respect of section 404 of the Sarbanes-Oxley Act (2013: $1.7 million).

Audit-related fees included $0.5 million for the audit of subsidiaries’ pension schemes (2013:$0.4 million), $0.5 million for assurance services in relation to interim financial statements (2013: $0.5 million) and $0.2 million for other audit related fees. Tax fees consisted of tax compliance services and, to a lesser extent, tax advice.

All other fees consisted of fees of $0.5 million (2013: $1.1 million) for assurance services, $0.4 million being in relation to the transition of e-discovery services relating to the legacy Amylin business.

The information (including tabular data) set forth under the heading “Corporate Governance—Audit Committee Report” (excluding the “Compliance with the Code of Conduct” section) on pages 96 to 99 of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

United States law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues paid by AstraZeneca to its principal accountant, if such engagements were not recognized by AstraZeneca at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2013 and 2014, the percentage of the total amount of revenues paid by AstraZeneca to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five per cent for each year.

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

On October 1, 2012, the Company announced the suspension of the then-existing share repurchase program with immediate effect. There have been no share repurchases since October 1, 2012. At the 2014 Annual General Meeting, the Company’s Shareholders authorized the Company to repurchase 126,096,700 of its own shares, but the Company’s Board of Directors did not lift the suspension on share repurchases and, accordingly, the Company did not repurchase any of its shares in 2014.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In 2014, the Company’s auditor, KPMG Audit Plc instigated an orderly wind down of business as part of a KPMG group-internal reorganisation; accordingly, KPMG Audit Plc declined to stand for re-election in 2014. A resolution was passed at the AGM on April 24, 2014 for the appointment of KPMG LLP as auditor of the Company. The decision to change accountants was unanimously recommended to the Board of Directors by the Audit Committee.

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

The Company has provided KPMG Audit Plc with a copy of the foregoing disclosure and has requested that KPMG Audit Plc furnish the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether KPMG Audit Plc agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of KPMG Audit Plc’s letter, dated March 10, 2015, in which KPMG Audit Plc stated that it agrees with such disclosure, is filed herewith as Exhibit 15.8.

ITEM 16G. CORPORATE GOVERNANCE

AstraZeneca PLC is a public limited company incorporated in England and Wales, admitted to the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the UK Corporate Governance Code (the “UK Code”) in respect of its corporate governance practices. The 2014 edition of the UK Code came into effect for reporting periods beginning on or after 1 October 2014. The Companies Act 2006 (the “UK Act”) imposes certain statutory requirements that also influence the Company’s corporate governance practices. The Company has ADRs listed on the NYSE and, under the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

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

The Company’s Nomination and Governance Committee and Remuneration Committee include four and five members, respectively, including the chairman of the Company’s Board of Directors, with the remainder all being considered by the Company’s Board of Directors to be independent in accordance with the

NYSE Standards	AstraZeneca Corporate Governance Practice

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

Under the UK Act, the Company is required to offer shareholders: (i) a binding vote on the Company’s forward looking remuneration policy for its directors at least every three years; and (ii) a separate annual advisory vote on the implementation of the Company’s existing remuneration policy in terms of the payments and share awards made to its directors during the year, which is disclosed in an annual remuneration report.

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

The information set forth under the heading “Corporate Governance—Corporate Governance Report—US corporate governance requirements” (final paragraph only) on page 92 of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The information set forth in Exhibit 15.2 hereto (“Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of AstraZeneca PLC by KPMG LLP”) is incorporated in this section by reference. The information (including tabular data) set forth under the headings “Financial Statements” on pages 129 to 189 (including the information set forth under the subheading “Notes to the Group Financial Statements” on pages 143 to 188, but excluding the information set forth under the subheading “Independent Auditor’s Report to the Members of AstraZeneca PLC only” on pages 130 to 133), “Financial Statements—Group Financial Record” on page 196 and “—Principal Subsidiaries” on page 189, in each case of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015 is incorporated by reference.

Please see the information above under the heading Item 5 – “Operating and Financial Review and Prospects—Developments in Legal Proceedings” for information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 27—Commitments and contingent liabilities” on pages 182 to 187, of the Company’s “Annual Report and Form 20-F Information 2014” included as exhibit 15.1 to this Form 20-F dated March 10, 2015.

The information set out in the above-referenced financial statements does not constitute the Company’s statutory accounts under the UK Companies Act for the years ended December 31, 2014, 2013 or 2012. Those accounts have been reported on by the Company’s auditors; their reports were unqualified and did not contain a statement under section 498(2) or (3) of the Companies Act 2006. The accounts for 2013 and 2012 have been delivered to the UK registrar of companies and those for 2014 will be delivered in due course.

ITEM 19. EXHIBITS

1.1	Articles of Association.(1)

4.1
Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.(2)

4.2	Letter agreement between AstraZeneca PLC and Pascal Soriot, and Agreement for Service between AstraZeneca UK Limited and Pascal Soriot, each dated August 27, 2012.(3)

4.3	Letter agreement between AstraZeneca PLC and Marc Dunoyer, dated November 12, 2013, and Agreement for Service between AstraZeneca UK Limited and Marc Dunoyer dated March 19, 2014. (4)

4.4	Form of Deed of Indemnity for Directors (used for Directors first appointed prior to April 26, 2012).(5)

4.5	License Agreement dated April 20, 1998, by and between Shionogi & Co., Ltd. and Zeneca Limited (the “License Agreement”).(6)

4.6	Amendment Agreement dated May 14, 2002, by and between Shionogi & Co., Ltd. and AstraZeneca UK Limited, to the License Agreement.(6)

4.7	Amendment No. 2, effective as of April 26, 2005, to the License Agreement.(6)

4.8	Amendment No. 3, effective as of December 5, 2008, to the License Agreement.(6)

4.9	Amendment No. 4, effective as of February 19, 2009, to the License Agreement.(6)

4.10	Amendment No. 5, effective as of November 12, 2012, to the License Agreement.(6)

4.11	Amendment No. 6, effective as of January 1, 2014, to the License Agreement.(4)

4.12	Form of Deed of Indemnity for Directors (used for Directors first appointed on or after April 26, 2012).(4)

7.1	Statement explaining calculation of ratio of earnings to fixed charges.

8.1	List of subsidiaries.

12.1	Certification of Pascal Soriot filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Marc Dunoyer filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Pascal Soriot and Marc Dunoyer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1	Annual Report and Form 20-F Information 2014.(7)

15.2
Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of AstraZeneca PLC by KPMG LLP in respect of the financial statements as of and for the year ending December 31, 2014.

15.3
Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of AstraZeneca PLC by KPMG Audit Plc in respect of the financial statements as of and for the years ending December 31, 2013 and 2012.

15.4	Consent of KPMG LLP, independent registered public accounting firm.

15.5	Consent of KPMG Audit Plc, independent registered public accounting firm.

15.6	Consent of IMS Health HQ Limited.

15.7	Consent of Bureau Veritas UK Limited.

15.8	Letter from KPMG Audit Plc to the SEC.

(1)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed April 28, 2011 (File No. 001-11960).

(2)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2003 (File No. 001-11960).

(3)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2012 (File No. 001-11960).

(4)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 20, 2014 (File No. 001-11960).

(5)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 27, 2007 (File No. 001-11960).

(6)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F/A filed September 21, 2012 (File No. 001-11960).

(7)
Certain of the information included within exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2014 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

By:	/s/ A C N Kemp
	Name:	A C N Kemp
	Title:	Authorized Signatory

London, England
March 10, 2015