Form 20-F
period 2016-12-31
ASTRAZENECA PLC
filed 2017-03-07
CIK 901832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
Date of event requiring this shell company report ________________

For the transition period from ________________ to ________________

Commission file number: 001-11960

ASTRAZENECA PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

England

(Address of principal executive offices)

Adrian Kemp

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

England

Telephone: +44 20 3749 5000

Facsimile number: +44 1223 352 858

(Name, Telephone, E-Mail or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one half of an Ordinary Share of 25¢ each	The New York Stock Exchange
Ordinary Shares of 25¢ each	The New York Stock Exchange*
5.900% Notes due 2017	The New York Stock Exchange
Floating Rate Notes due 2018	The New York Stock Exchange
1.750% Notes due 2018	The New York Stock Exchange
1.950% Notes due 2019	The New York Stock Exchange
2.375% Notes due 2020	The New York Stock Exchange
7.000% Notes due 2023	The New York Stock Exchange
3.375% Notes due 2025	The New York Stock Exchange
6.450% Notes due 2037	The New York Stock Exchange
4.000% Notes due 2042	The New York Stock Exchange
4.375% Notes due 2045	The New York Stock Exchange

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

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2016 was:

Ordinary Shares of 25¢ each: 1,265,229,424
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

☐  Yes      ☐  No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2016 Form 20-F of AstraZeneca PLC (“AstraZeneca” or the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated and submitted on March 7, 2017.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data are not included unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Important information for readers of this Annual Report”, “Definitions”, and “Use of terms” on the inside front cover, “Cautionary statement regarding forward-looking statements”, “Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates”, “Statements of competitive position, growth rates and sales”, “AstraZeneca websites”, “External/third party websites” and “Figures” on page 243, “Glossary” on pages 239 to 241, “Trade Marks” on page 238, “Measuring performance” on pages 64 and 65, and the tables on page 65, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

Part 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Group Financial Record” on page 203 and the first table that appears under “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on page 232, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference. The selected financial data incorporated by reference herein is derived from audited financial statements of the Company and its consolidated entities, prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, included in the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information (including tabular data) set forth or referenced under the heading “Additional Information—Risk” on pages 214 to 225 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The information (including tabular data) set forth under the headings “Additional Information—Corporate Information—History and development of the Company” on page 237, “Strategic Report—Financial Review— Externalisation Revenue” on pages 66 to 68, “Strategic Report—Financial Review—Business combinations” on page 72, “Strategic Report—Financial Review—Financial position – 31 December 2016—Business combinations” on page 73, “—Investments, divestments and capital expenditure” on page 75, “Financial Statements—Notes to the Group Financial Statements—Note 25—Acquisitions of business operations” on pages 173 to 177 and “Corporate Governance—Corporate Governance Report—Relations with shareholders” on page 93, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

B. Business Overview

The information (including graphs and tabular data) set forth under the headings “Strategic Report—AstraZeneca at a glance” on pages 2 to 3, “—Chairman’s Statement” on pages 82 to 83, “—Chief Executive Officer’s Review” on pages 4 to 6, “—Strategy” on pages 8 to 22 but excluding the information set forth under the subheading “Viability statement” on page 22 , “—Business Review” on pages 42 to 53, “—Therapy Area Review” on pages 23 to 41, “—Resources Review” on pages 54 to 61, “Additional Information—Geographical Review” on pages 226 to 230, “—Risk Overview—Managing Risk” and “—Risk management embedded in business processes” on page 22, “Corporate Governance—Corporate Governance Report—Global Compliance and Internal Audit Services (IA)” on page 95, “Additional Information—Development Pipeline” on pages 204 to 210, “—Patent Expiries of Key Marketed Products” on pages 211 to 213 and “—Sustainability: supplementary information” on page 231, “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on page 147, “—Note 6—Segment information” on pages 152 to 154, and “Important information for readers of this Annual Report—Statements of competitive position, growth rates and sales” on page 243, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

On February 16, 2017 AstraZeneca’s U.S. partner Valeant Pharmaceuticals announced that the FDA had approved Siliq (brodalumab) injection for the treatment of adult patients with moderate-to-severe plaque psoriasis who are candidates for systemic therapy or phototherapy and have failed to respond or have lost response to other systemic therapies.

On February 17, 2017 AstraZeneca announced positive results from its Phase III OLYMPIAD trial comparing Lynparza (olaparib) tablets (300mg twice daily) to physician’s choice of a standard of care chemotherapy in the treatment of patients with HER2-negative metastatic breast cancer harbouring germline BRCA1 or BRCA2 mutations. Patients treated with Lynparza showed a statistically-significant and clinically-meaningful improvement in progression-free survival (PFS) compared with those who received chemotherapy (capecitabine, vinorelbine or eribulin).

On February 17, 2017, AstraZeneca and its global biologics research and development arm, MedImmune, announced updated efficacy and safety data for durvalumab in patients with locally-advanced or metastatic urothelial cancer.

On February 20, 2017 AstraZeneca announced that it had entered into an agreement with TerSera Therapeutics LLC (TerSera) for the commercial rights to Zoladex (goserelin acetate implant) in the U.S. and Canada. Zoladex is an injectable luteinising hormone-releasing hormone agonist, used to treat prostate cancer, breast cancer and certain benign gynaecological disorders. It was first approved in the U.S. and Canada in 1989. Under the terms of the agreement, TerSera will pay AstraZeneca $250 million upon completion. AstraZeneca will also receive sales-related income through milestones totalling up to $70 million, as well as recurring quarterly sales-based payments at mid-teen percent of Product Sales. AstraZeneca will also manufacture and supply Zoladex to TerSera, providing a further source of ongoing income from Zoladex in the U.S. and Canada.

On February 24, 2017 AstraZeneca announced that the CHMP of the EMA had issued a positive opinion recommending the approval of ZS-9 (sodium zirconium cyclosilicate) for the treatment of hyperkalaemia, a serious condition characterized by high potassium levels in the blood serum caused by cardiovascular, renal and metabolic diseases.

On February 28, 2017 AstraZeneca announced that the FDA had approved once-daily Qtern (10mg dapagliflozin and 5mg saxagliptin) for the treatment of Type-2 diabetes. The new medicine is indicated as an adjunct to diet and exercise to improve glycaemic (blood sugar level) control in adults with Type-2 diabetes who have inadequate control with dapagliflozin (10mg) or who are already treated with dapagliflozin and saxagliptin.

On March 3, 2017 MedImmune, the global biologics research and development arm of AstraZeneca, and Sanofi Pasteur, the vaccines division of Sanofi, announced an agreement to develop and commercialize MEDI8897 jointly. MEDI8897 is a monoclonal antibody for the prevention of lower respiratory tract illness (LRTI) caused by respiratory syncytial virus, the most prevalent cause of LRTI among infants and young children. MEDI8897 is currently in a Phase IIb clinical trial in pre-term infants who are ineligible for Synagis, the current standard of care medicine, and the development plan includes a proposed Phase III trial in healthy full-term and late pre-term infants. Under the terms of the global agreement, Sanofi Pasteur will make an upfront payment of €120 million and pay up to €495 million upon achievement of certain development and sales-related milestones. The two companies will share all costs and profits equally. MedImmune and AstraZeneca will continue to lead all development activity through initial approvals, and AstraZeneca will retain MEDI8897 manufacturing activities. Sanofi-Pasteur will lead commercialization activities for MEDI8897.

Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012

The Company is a global, innovation-driven biopharmaceutical business with operations in over 100 countries and our innovative medicines are used by millions of patients worldwide. AstraZeneca has a dormant legal entity based in Iran, which has no employees, and is owned by non-U.S. Group companies. The Company, through one of its non-U.S. Group companies that is neither a U.S. person nor a foreign subsidiary of a U.S. person, currently has sales of prescription pharmaceuticals in Iran solely through a single third-party distributor, which uses three known entities in the Iranian distribution chain. None of AstraZeneca’s U.S. entities are involved in any business activities in Iran, or with the Iranian government. To the best knowledge of the management of AstraZeneca, the third-party distributor used by AstraZeneca is not owned or controlled by the Iranian government and the Company does not have any agreements, commercial arrangements, or other contracts with the Iranian government. However, the Company understands that one of the independent sub-distributors is likely indirectly controlled by the Iranian government. Further, AstraZeneca’s third-party distributor may initiate payments using banks associated with the government of Iran for the purchase of AstraZeneca products. Finally, in view of the types of products created and distributed by AstraZeneca, it is anticipated that the ultimate end-payers for our medicines may also include the Iranian government.

For the year ended December 31, 2016, the Company’s gross revenues and net profits attributable to the above-mentioned Iranian activities were $16 million and $6 million respectively. For the same period, the AstraZeneca Group’s gross revenues and net profits were $23.0 billion and $3.4 billion, respectively. Accordingly, the gross revenues and net profits attributable to the above-mentioned Iranian activities amounted to approximately 0.07% of the AstraZeneca Group gross revenues and approximately 0.18% of its net profits.

At the time of publication, the management of AstraZeneca does not anticipate any change in its activities in Iran that would result in a material impact on the AstraZeneca Group.

C. Organizational Structure

The information (including tabular data) set forth under the headings “Corporate Governance—Corporate Governance Report—Other matters—Subsidiaries and principal activities” on page 96 and “Financial Statements—Group Subsidiaries and Holdings” on pages 193 to 196, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

D. Property, Plant and Equipment

The information below under the heading Item 5 – “Operating and Financial Review and Prospects—Operating Results—2015 compared with 2014—Financial position – 2015—Property, plant and equipment”. The information (including tabular data) set forth under the headings “Strategic Report — Investing for the future: Led by science in Cambridge” on page 7, “—Resources Review—Manufacturing”, “—R&D resources” and “—Information technology and information services resources” on pages 58 to 60, “Strategic Report—Financial Review—Financial position – 31 December 2016—Property, plant and equipment” on page 73 , “Additional Information—Risk—Risks and uncertainties—Legal, regulatory and compliance risks—Failure to adhere to applicable laws, rules and regulations” on page 222, “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on page 155, “—Note 28—Commitments and contingent liabilities—Environmental costs and liabilities” on page 185, “—Note 29—Operating leases” on page 191 and “Additional Information—Corporate Information—Property” on page 237, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Additional Information—Geographical Review” on pages 226 to 230, “Strategic Report—Therapy Area Review—Therapy Area Overview and Pipeline—Global Product Sales by therapy area” on page 23, “Strategic Report—Strategy” on pages 8 to 22, “Strategic Report—Business Review—1. Achieve scientific leadership” on pages 45 to 48, “Corporate Governance—Corporate Governance Report—Business organisation—Early Stage Product Committees (ESPCs)” and “—Late Stage Product Committee (LSPC)” on page 94, “Additional Information—Risk—Commercialisation risks—on pages 216 to 219, “Financial Statements—Notes to the Group Financial Statements—Note 17—Interest-bearing loans and borrowings” on pages 162 to 163, “—Note 12—Derivative financial instruments” on page 161, “—Note 21—Reserves” on page 172, “—Note 26—Financial risk management objectives and policies” on pages 177 to 181 and “—Note 28—Commitments and contingent liabilities” on pages 185 to 191, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

We consider the Group’s working capital to be sufficient for its present requirements.

Operating Results

2016 compared with 2015

The Information set forth under the heading “Strategic Report—Financial Review” on pages 62 to 81 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

2015 compared with 2014

Results of operations – summary analysis of year ended 31 December 2015

2015 Reported operating profit

		2015		2014	Percentage of Total Revenue		2015 compared with 2014
	Reported $m	CER growth $m	Growth due to exchange effects $m	Reported $m	Reported 2015%	Reported 2014%	Actual growth %	CER growth[1] %
Product Sales	23,641	(387)	(2,067)	26,095			(9)	(1)
Externalisation Revenue	1,067	631	(16)	452			136	140
Total Revenue	24,708	244	(2,083)	26,547			(7)	1
Cost of sales	(4,646)	700	496	(5,842)	(18.8)	(22.0)	(20)	(12)
Gross profit	20,062	944	(1,587)	20,705	81.2	78.0	(3)	5
Distribution costs	(339)	(56)	41	(324)	(1.4)	(1.2)	5	17
Research and development expense	(5,997)	(850)	432	(5,579)	(24.3)	(21.0)	7	15
Selling, general and administrative costs	(11,112)	1,008	880	(13,000)	(44.9)	(49.0)	(15)	(8)
Other operating income and expense	1,500	1,189	(24)	335	6.1	1.2	348	355
Operating profit	4,114	2,235	(258)	2,137	16.7	8.0	93	100
Net finance expense	(1,029)			(885)
Share of after tax losses of joint ventures	(16)			(6)
Profit before tax	3,069			1,246
Taxation	(243)			(11)
Profit for the period	2,826			1,235

Basic earnings per share ($)	2.23			0.98
[1]	CER growth is calculated using prior year actual results adjusted for certain exchange effects including hedging. Further details are set forth under the heading “Strategic Report—Financial Review—Measuring performance” on pages 64 and 65 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017.

2015 Reconciliation of Reported results to Core results

							Core[1] 2015 compared with 2014
	2015 Reported $m	Restructuring costs $m	Intangible amortisation and impairments $m	Acquisition of BMS’s share of diabetes alliance $m	Legal provisions and other $m	2015 Core[1] $m	Actual growth %	CER growth %
Gross profit	20,062	158	369	–	–	20,589	(5)	2
Product Sales gross margin %[2]	80.3%					82.6%
Total Revenue gross margin %	81.2%					83.3%
Distribution costs	(339)	–	–	–	–	(339)	5	17
Research and development	(5,997)	258	136	–	–	(5,603)	13	21
Selling, general and administrative costs	(11,112)	618	921	54	254	(9,265)	(9)	(2)
Other operating income and expense	1,500	–	178	–	(158)	1,520	100	104
Operating profit	4,114	1,034	1,604	54	96	6,902	(1)	6
Operating margin as a % of Total Revenue	16.7%					27.9%
Net finance expense	(1,029)	-	-	409	115	(505)
Taxation	(243)	(217)	(344)	(152)	(34)	(990)
Basic earnings per share ($)	2.23	0.65	1.00	0.24	0.14	4.26

[1]	Each of the measures in the Core column in the above table is a non-GAAP measure.

[2]	Gross margin as a % of Product Sales reflects gross profit derived from Product Sales, divided by Product Sales.

Total Revenue for 2015 of $24,708 million was down 7% in the year reflecting the particular weakness of key trading currencies against the U.S. dollar (CER: up 1%). Total Revenue comprised Product Sales of $23,641 million (down 9% Actual, down 1% CER) and Externalization Revenue of $1,067 million (up 136% actual, up 140% CER).

In addition to the effect of exchange rate fluctuations, the decrease in Product Sales in 2015 was driven by the U.S. market entry of Nexium generic products from February 2015 as well as an adverse impact from Synagis guideline changes in 2014 and the change in accounting for the U.S. Branded Pharmaceutical Fee, following issuance of final regulations in 2014. 2015 Product Sales in the U.S. were down 6% with Europe down 19% (CER: down 6%), while Established ROW Product Sales were down 14% (CER: flat). Emerging Markets Product Sales were flat (CER: up 12%), mainly driven by growth in China of 15% after removing exchange rate effects. Further details of our sales performance are contained in the Geographical Review on pages 226 to 230 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017.

In 2015 $1,067 million of Externalization Revenue was booked, of which $980 million related to milestones, including $450 million for durvalumab and $200 million for Movantik.

Reported gross margin as a percentage of Product Sales in 2015 was 80.3%, 2.7 percentage points higher than 2014 due to the mix of Product Sales and manufacturing efficiencies. The Core gross margin as a percentage of Product Sales increased by 1.3 percentage points.

Reported R&D expense in 2015 was up 7% as the Group continued its focused investment in the pipeline (CER: up 15%). Core R&D expense was up 13% (CER: up 21%) in 2015.

Reported expenditures in SG&A in 2015 were 15% lower than 2014 (CER: 8% lower). A number of ongoing programmes to reduce SG&A costs progressed in 2015. These initiatives centred on: sales, marketing and medical cost effectiveness; centralization of selected functions and process improvements; reduced third party spend; additional efficiencies gained across support functions; and IT and continued footprint optimization, including presence in the U.K. and U.S. Core SG&A costs were down by 9% in 2015 (CER: down 2%).

Net Reported other operating income in 2015 was up 348% at $1,500 million (CER: Up 35%). In addition to royalty income of $322 million, other operating income in 2015 included $380 million of income on the disposal of the U.S. rights to Entocort, $215 million on the disposal of Rest of World rights to Entocort, $193 million on the disposal of Myalept and $165 million on the disposal of Caprelsa. Net Core other operating income increased by 100% in 2015 (CER: increased 104%).

Reported operating profit of $4,114 million in 2015 was $1,977 million higher than in 2014. Reported operating margin in 2015 was 16.7% of Total Revenue, an increase of 8.7 percentage points from 2014. Fair value adjustments to contingent consideration reduced SG&A costs and increased Reported operating profit by $432 million in 2015 (2014: fair value adjustments to contingent consideration reduced Reported operating profit by $512 million). These fair value movements reflected estimates for future liabilities that can change materially over time. In addition, restructuring costs of $1,034 million in 2015 were significantly lower than restructuring costs of $1,558 million in 2014.

Core operating profit decreased by 1% in 2015 (CER: increased 6%). The Core operating margin increased by 1.8 percentage points to 27.9% of Total Revenue in 2015. The increase after exchange rate effects reflected the reduction in Core SG&A costs and the increase in Externalization Revenue and Core other operating income in 2015, while we continued to invest in our pipeline and Growth Platforms.

Reported net finance expense in 2015 was $1,029 million (2014: $885 million). The increase of $144 million was driven by increased charges related to the discount unwind on contingent consideration arising on business combinations driven by underlying increases in the contingent consideration value held on the balance sheet in 2014 (including a full year’s discount unwind on the contingent consideration arising from our acquisition of BMS’s share of our Global Diabetes Alliance).

Reported profit before tax was $3,069 million in 2015. Core profit before tax was $6,397 million in 2015.

Pre-tax adjustments to arrive at Core profit before tax amounted to $3,312 million in 2015 (2014: $5,192 million), comprising $2,788 million adjustments to operating profits (2014: $4,800 million) and $524 million to net finance expenses (2014: $392 million). Excluded from Core results were:

>	2015 Restructuring costs totalling $1,034 million (2014: $1,558 million), incurred as the Group continued the fourth phase of restructuring announced in March 2013 and subsequently expanded.

>	Amortisation totalling $1,460 million (2014: $1,784 million) relating to intangible assets, except those related to IT and to our acquisition of BMS’s share of our Global Diabetes Alliance. The decrease was driven by reduced amortisation charges arising from our Merck exit arrangements (which commenced in 1998) as certain associated intangible assets became fully amortised. Further information on our intangible assets are set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 9—Intangible assets” on pages 157 to 159 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017.

>	2015 Intangible impairment charges of $143 million (2014: $99 million) excluding those related to IT. Further details relating to intangible asset impairments are set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 9—Intangible assets” on pages 157 to 159 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017.

>	Net cost associated with our acquisition of BMS’s share of our Global Diabetes Alliance in February 2014 amounting to $463 million in 2015 (2014: $1,423 million). Included within this are $432 million of amortisation charges and $409 million of interest charges relating to a discount unwind on contingent consideration arising on the acquisition in 2014, offset by a contingent consideration fair value decrease of $378 million reflecting lower expected Diabetes portfolio revenues in line with latest forecasts.

>	Net legal provisions and other charges in 2015 of $211 million (2014: $328 million), including $115 million discount unwind charges, offset by $54 million of net fair value adjustments relating to contingent consideration arising on our other business combinations as detailed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 18—Trade and other payables” on page 164 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017. The net charge of $211 million also included legal charges relating to patent proceedings in the U.S. for Pulmicort Respules, charges relating to the unsuccessful defence of the validity of Crestor-related patents in Australia, and damages paid to AbbVie following a contract dispute over Synagis. For further details of legal proceedings the Group is currently involved in please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 28—Commitments and contingent liabilities” on pages 185 to 191 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017.

The Reported taxation charge for 2015 of $243 million (2014: $11 million) consisted of a current tax charge of $633 million (2014: $872 million) and a credit arising from movements on deferred tax of $390 million (2014: $861 million). The current tax charge in 2015 included a prior period current tax credit of $404 million (2014: $109 million).

The Reported tax rate for 2015 was 8%. This Reported tax rate was impacted by a one-off benefit of $186 million following agreement of U.S. federal tax liabilities of open years up to 2008, other net reductions in provisions for tax contingencies partially offset by the impact of internal transfers of intellectual property resulting in a net credit of $181 million and revaluations of contingent consideration arising on business combinations (credit of $432 million with related tax charge of $39 million). Excluding these effects, the Reported tax rate for the year would have been 22%. The Core tax rate for 2015 was 16%. Excluding the benefit following agreement of U.S. federal tax liabilities of open years up to 2008 and other net reductions in provisions for tax contingencies partially offset by the impact of internal transfers of intellectual property, the Core tax rate would have been 21%.

The tax paid in 2015 was $1,354 million, which was 44% of Reported profit and 21% of Core profit. Reported post-tax profit for 2015 was $2,826 million, an increase of 129% (CER: increase of 137%).

Reported earnings per share was up 128% (CER: Up 137%) to $2.23. Core EPS was $4.26 in 2015, flat compared with 2014 (CER: increase of 7%).

Total comprehensive income increased by $2,759 million in 2015 compared to 2014, resulting in a net income of $2,488 million for 2015. This increase in 2015 was driven by the increase in profit of $1,591 million and an increase of $1,168 million in other comprehensive income. The increase in other comprehensive income in 2015 arose principally from gains recorded on the remeasurement of our defined benefit pension liability of $652 million (2014: losses of $766 million) due to an increase in the discount rate applied to our pension liabilities reflecting an increase in corporate bond yields and other reference interest rate instruments.

Cash flow and liquidity – 2015

Net cash generated from operating activities was $3,324 million in the year ended 31 December 2015, compared with $7,058 million in 2014. Working capital increased by $49 million in 2015. This compared to a decline of $2,508 million in 2014 which was driven by a significantly higher level of rebate accruals in the U.S., the phasing of costs increasing accruals in the fourth quarter of 2014 and the accrual of an additional year’s U.S. Branded Pharmaceutical Drug Fee following the change of regulations in 2014. In 2015, the liabilities in relation to these items normalised and, in addition, rebate accruals were further reduced following the loss of exclusivity for Nexium.

Gains on disposal of intangible assets in 2015 of $961 million included $380 million on the disposal of U.S. rights to Entocort, $215 million on the disposal of Rest of World rights to Entocort, $193 million on the disposal of global rights to Myalept and $165 million on the disposal of global rights to Caprelsa. Non-cash and other movements decreased operating cash by $782 million in 2015 and included $432 million relating to fair value adjustments on contingent consideration arising on business combinations (2014: increased operating cash by $865 million including $512 million increase on contingent consideration arising on business combinations).

Investment cash outflows of $4,681 million in 2015 (2014: $7,125 million) included $2,446 million relating to the acquisition of ZS Pharma. This compared to cash payments relating to business acquisitions in 2014 of $4,461 million, primarily related to the BMS diabetes alliance and Almirall acquisitions. Investment cash outflows in 2015 also included $579 million (2014: $657 million) of payments against contingent consideration arising on business combinations and $1,460 million (2014: $1,740 million) for the purchase of other intangible assets, which included $684 million on the acquisition of the rights to Actavis’ branded respiratory portfolio in the U.S. and Canada. The comparative period of 2014 included a $409 million payment to Merck on the consummation of our Second Option and $310 million on the settlement of pre-existing launch and sales-related milestones with BMS. Investment cash inflows in 2015 included $1,130 million (2014: $nil) from the sale of intangible assets, including the divestments of Entocort in the U.S. for $380 million, and in the Rest of World for $215 million and of Myalept for $325 million. Further details of the divestments giving rise to our investment cash inflows are set forth under the heading “Strategic Report—Financial Review—Financial position – 31 December 2016—Investments, divestments and capital expenditure” on page 75 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017.

Net cash distributions to shareholders were $3,443 million in 2015 (2014: $3,242 million) including dividends of $3,486 million (2014: $3,521 million). Proceeds from the issue of shares on the exercise of share options amounted to $43 million (2014: $279 million).

In November 2015, the Group issued bonds worth $6 billion to fund the acquisition of ZS Pharma, to repay certain of our outstanding commercial paper obligations and for general corporate purposes.

In 2015, the Group repaid a 5.125% non-callable euro bond which had a 31 December 2014 carrying value of $912 million.

At 31 December 2015, outstanding gross debt (interest-bearing loans and borrowings) was $15,053 million (2014: $10,843 million). Of the gross debt outstanding at 31 December 2015, $916 million was due within one year (2014: $2,446 million). Net debt at 31 December 2015 was $7,762 million, compared to $3,223 million at 31 December 2014, as a result of the net cash outflow as described above.

Financial position – 2015

In 2015, net assets decreased by $1,137 million to $18,509 million. The decrease in net assets was broadly as a result of dividends of $3,537 million and adverse movements on exchange taken to reserves of $861 million, partially offset by the Group profit of $2,826 million.

Business combinations

In 2015, we completed the acquisition of ZS Pharma. In 2014, we completed the acquisition of BMS’s share of our Global Diabetes Alliance, the acquisition of the rights to Almirall’s respiratory franchise and the acquisition of the Definiens Group.

Property, plant and equipment

Property, plant and equipment increased by $403 million to $6,413 million in 2015. Additions of $1,422 million in 2015 (2014: $1,607 million), including $21 million (2014: $515 million) arising from business combinations, were offset by depreciation of $677 million (2014: $776 million), impairments of $28 million (2014: $nil) and disposals of $70 million (2014: $582 million).

Goodwill and intangible assets

The Group’s goodwill of $11,800million as at 31 December 2015 (2014: $11,550 million) principally arose on the acquisition of MedImmune in 2007, the restructuring of our U.S. joint venture with Merck in 1998 and the acquisition of BMS’s share of the Global Diabetes Alliance. Goodwill of $388 million was recorded on the acquisition of ZS Pharma.

Intangible assets amounted to $22,646 million at 31 December 2015 (2014: $20,981 million). Intangible asset additions were $4,640 million in 2015 (2014: $8,548 million), including product rights acquired in the acquisition of ZS Pharma of $3,162 million (2014: $7,501 million on 2014 business combinations). Amortisation in 2015 was $1,999 million (2014: $2,384 million). Impairment charges in 2015 amounted to $148 million (2014: $122 million), including $64 million for AMP-110 and $35 million for Ardelyx. Disposals of intangible assets totalled $169 million in 2015 (2014: $nil) including $123 million on the sale of global rights to Myalept.

Further details of our additions to intangible assets, and impairments recorded, are set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 9—Intangible assets” on pages 157 to 159 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017.

Receivables, payables and provisions

Trade and other receivables decreased by $815 million in 2015 with trade receivables reduced by $129 million to $4,633 million and prepayments and accrued income increasing by $20 million. Non-current other receivables decreased by $205 million in 2015 to $907 million driven by a reduction in the Shionogi Crestor royalty prepayment.

Trade and other payables decreased by $757 million in 2015 to $19,120 million, including $223 million lower rebates and chargebacks, and $571 million in other non-current payables. Non-current payables in 2015 includes the long-term element of contingent consideration, which as indicated above, included an adjustment of $432 million to the total fair value in 2015, and the accrual for our minimum committed Shionogi Crestor royalty payments.

The increase in provisions of $135 million in 2015 included $706 million of additional charges recorded in the year, partially offset by $557 million of cash payments. Included within the $706 million of charges for 2015 were $338 million for our global restructuring initiatives and $313 million in respect of legal charges. Cash payments in 2015 included $408 million for our global restructuring programmes.

Tax payable and receivable

Net income tax payable decreased by $929 million in 2015 to $1,096 million, principally due to a $186 million adjustment following agreement of U.S. federal tax liabilities of open years up to 2008, other net reductions in provisions for tax contingencies ($259 million), cash payments made in respect of audit settlements ($240 million) and foreign exchange ($194 million). The tax receivable balance of $387 million in 2015 (2014: $329 million) comprised tax owing to AstraZeneca from certain governments expected to be received on settlements of transfer pricing audits and disputes ($192 million) and cash tax timing differences ($195 million). Net deferred tax liabilities increased by $794 million in 2015 mainly due to deferred tax liabilities arising from the acquisition of ZS Pharma.

Retirement benefit obligations

Net retirement benefit obligations decreased by $977 million in 2015 (2014: increase of $690 million). Employer contributions to the pension scheme of $402 million, net remeasurement adjustments of $652 million driven by an increase in the discount rate applied to our pension liabilities under IAS 19 and beneficial exchange movements of $182 million were offset by service cost charges of $167 million and net financing costs of $77 million. Benefits paid in 2015 amounted to $580 million (2014: $571 million).

Developments in Legal Proceedings

For information in respect of material legal proceedings in which the Company is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 28—Commitments and contingent liabilities” on pages 185 to 191 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017.

The proceedings discussed below are provided to supplement and update the corresponding disclosure in the Company’s “Annual Report and Form 20-F Information 2016”. Unless noted below or in the Company’s “Annual Report on Form 20-F Information 2016”, no provisions have been established in respect of these proceedings.

Patent litigation

Faslodex (fulvestrant)

U.S. patent proceedings

AstraZeneca has filed patent infringement lawsuits in the U.S. District Court in New Jersey (the District Court) relating to patents listed in the FDA Orange Book with reference to Faslodex after AstraZeneca received seven Paragraph IV notices relating to six ANDAs seeking FDA approval to market generic versions of Faslodex prior to the expiration of AstraZeneca’s patents. In February 2017, AstraZeneca received an additional Paragraph IV notice relating to a seventh ANDA and filed an additional lawsuit in the District Court. In March 2017, AstraZeneca received a Paragraph IV notice regarding an NDA submitted pursuant to 21 U.S.C. § 355(b)(2) by Teva Pharmaceuticals USA, Inc. relating to the same Orange Book-listed patents.

In February 2017, AstraZeneca was served with three petitions for inter partes review by the Patent Trial and Appeal Board relating to Orange Book-listed patents with reference to Faslodex.

Patent proceedings outside the U.S.

In Germany, the Federal Patent Court declared European Patent No. EP 1250138 (the ‘138 patent) invalid. AstraZeneca intends to appeal. In February 2017, the Regional Court of Mannheim lifted a provisional injunction based on a divisional patent of the ‘138 patent, European Patent No. EP 2266573 which had been in place against Hexal AG since February 2016.

Onglyza (saxagliptin) and Kombiglyze (saxagliptin and metformin)

AstraZeneca initiated patent infringement proceedings against various entities in the U.S. District Court for the District of Delaware (the District Court) after those entities had submitted ANDAs containing a Paragraph IV Certification alleging that U.S. Patent No. RE44,186 (the ‘186 Patent), listed in the FDA Orange Book with reference to Onglyza and Kombiglyze XR, is invalid and/or will not be infringed by the products as described in their ANDAs. In February 2017, the District Court issued a decision upholding the validity of the ‘186 Patent.

Crestor (rosuvastatin calcium)

Patent proceedings outside the U.S.

In Spain, in February 2017, in response to a marketing declaration from ratiopharm España, S.A. (ratiopharm) regarding its version of rosuvastatin zinc, AstraZeneca requested and received an interim injunction against the launch of ratiopharm's product from the Commercial Courts of Barcelona.

Product liability litigation

Farxiga (dapagliflozin)

In the U.S., AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including diabetic ketoacidosis and kidney failure, from treatment with Farxiga and/or Xigduo XR. Cases with these allegations have been filed in several jurisdictions. In October 2016, one of these cases was dismissed with prejudice in favour of AstraZeneca. Since then, several other cases have been dismissed either voluntarily or by the courts. Motions to dismiss are pending in many of the jurisdictions where AstraZeneca has been served. In February 2017, plaintiffs filed a motion with the Judicial Panel on Multidistrict Litigation seeking transfer of any currently pending cases as well as any similar, subsequently filed cases to a coordinated and consolidated pre-trial multidistrict litigation proceeding.

Nexium (esomeprazole) and Prilosec (omeprazole)

AstraZeneca is defending various lawsuits in the U.S. involving multiple plaintiffs claiming that they have been diagnosed with kidney injuries following treatment with proton pump inhibitors, including Nexium and Prilosec. In October 2016, counsel for some of these plaintiffs filed a motion with the Judicial Panel on Multidistrict Litigation (JPML) seeking transfer of any currently pending federal court cases as well as any similar, subsequently filed cases to a coordinated and consolidated pre-trial multidistrict litigation proceeding. In February 2017, the JPML denied this motion.

Onglyza (saxagliptin) and Kombiglyze (saxagliptin and metformin)

AstraZeneca is defending claims brought by plaintiffs alleging heart failure, cardiac failure and/or death from treatment with either Onglyza or Kombiglyze. In February 2017, the California Superior Court granted certain California plaintiffs' Petition for Coordination with the Judicial Council of California, requesting that all similar, currently pending or subsequently filed cases in California state court be coordinated for pre-trial purposes.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information (including tabular data) set forth under the headings Corporate Governance—Corporate Governance Overview—Board of Directors” and “—Senior Executive Team” on pages 86 to 89 and “Corporate Governance—Annual Report on Remuneration—Service contracts” on page 117, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

No Director has a family relationship with any other Director.

Changes to the Company’s Board of Directors

On March 6, 2017 AstraZeneca announced that Philip Broadley will be proposed to shareholders for election as a Non-Executive Director of AstraZeneca at the Company’s Annual General Meeting on April 27, 2017. On election, the Board proposes to appoint Mr Broadley as a member of the Audit Committee.

Mr Broadley has significant financial and international business experience, having previously been Group Finance Director of Prudential plc for eight years until 2008 and of Old Mutual plc for six years until 2014. He started his career at Arthur Andersen where he was a partner for seven years. He is a past Chairman of the 100 Group of Finance Directors in the U.K. and a Fellow of the Institute of Chartered Accountants in England and Wales. He graduated in Philosophy, Politics and Economics from St Edmund Hall, Oxford and has an MSc in Behavioural Science from the London School of Economics. Mr Broadly is a Non-Executive Director of Legal & General Group plc and chairs its Audit Committee. He is a member of the Code Committee of the U.K. Takeover Panel. He is a member of the Oxford University Audit Committee, Treasurer of the London Library and a governor of Eastbourne College.

Also on March 6, 2017 AstraZeneca announced that Ann Cairns will retire from the AstraZeneca Board and as a member of the Audit Committee with effect from the end of the AGM on April 27, 2017.

B. Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report”, “—Annual Report on Remuneration”, “—Remuneration Policy”, “—Remuneration Policy for Executive Directors” and “—Remuneration Policy for Non-Executive Directors” on pages 103 to 132, “Financial Statements—Notes to the Group Financial Statements—Note 20—Post-retirement benefits” on pages 165 to 171, “—Note 27—Employee costs and share plans for employees” on pages 182 to 184 and “—Note 30—Statutory and other information—Key management personnel compensation”, on page 192, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

C. Board Practices

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Corporate Governance Overview”, on pages 84 to 85, “Corporate Governance—Corporate Governance Report—Remuneration” on page 93, “—Leadership and responsibilities” on page 90, “—Board effectiveness” on pages 90 to 92, “—Nomination and Governance Committee” on page 93 , “—Science Committee” on pages 93 and 94, “—Global Compliance and Internal Audit Services (IA)” on page 95, “Corporate Governance—Senior Executive Team” on pages 88 to 89, “Corporate Governance—Annual Report on Remuneration—Service contracts” on page 117, “Corporate Governance—Remuneration Policy for Non-Executive Directors” on page 132, and “Corporate Governance—Audit Committee Report” on pages 98 to 102, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

D. Employees

The information set forth under the headings “Strategic Report—Resources Review—Employees” (comprising the graphical data on page 55, and the “Managing change” and “Employee relations” sections on page 57 only), “—Manufacturing”, “—R&D resources (other than “R&D spend analysis”) and “—Information technology and information services resources” on pages 54 to 60, and “Financial Statements—Notes to the Group Financial Statements—Note 27—Employee costs and share plans for employees—Employee costs” (including the tabular data) on page 182, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

E. Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 27—Employee costs and share plans for employees” on pages 182 to 184, “Corporate Governance—Corporate Governance Report—Other matters—Directors’ shareholdings” on page 97, “Corporate Governance—Annual Report on Remuneration—Directors’ interests in shares (Audited)” on pages 114 and 115, and “Additional Information—Shareholder Information—Options to purchase securities from registrant or subsidiaries” on page 234, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the heading “Additional Information—Shareholder Information—Major shareholdings” (including tabular data) on pages 233 to 234 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

B. Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 30—Statutory and other information—Related party transactions” on page 192 and “Additional Information—Shareholder Information—Related party transactions” on page 234, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18 – “Financial Statements.” The information (including graphs and tabular data) set forth under the headings “Additional Information—Shareholder Information” on pages 232 to 236, “Strategic Report—Financial Review—Financial position – 31 December 2016—Dividend and share repurchases” on page 76 and “Corporate Governance—Corporate Governance Report—Other matters—Distributions to shareholders – dividends for 2016” on page 96, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

B. Significant Changes

Please see the information above under the heading Item 5 – “Operating and Financial Review and Prospects—Developments in Legal Proceedings” for information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 28—Commitments and contingent liabilities” on pages 185 to 191 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017.

Other than as disclosed herein, since the date of the annual consolidated financial statements included in this Form 20-F dated March 7, 2017, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The information (including tabular data) set forth under the heading “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on page 232 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

In addition, the table below sets forth, for the periods indicated, the reported high and low share prices of AstraZeneca PLC, on the following bases:

•	for shares listed on the London Stock Exchange (LSE) the reported high and low middle market closing quotations are derived from the Daily Official List;

•	for shares listed on the Stockholm Stock Exchange (SSE) the high and low closing sales prices are as stated in the Official List; and

•	for American Depositary Shares (ADS) listed on the New York Stock Exchange the reported high and low sales prices are as reported by Dow Jones (ADR quotations).

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2017 – February	4,684.0	4,247.0	29.64	27.56	528.5	474.6
2017 – January	4,660.0	4,194.0	28.75	26.72	519.5	470.6
2016 – December	4,437.5	4,007.0	27.86	25.81	507.0	475.6
2016 – November	4,575.5	4,149.5	28.95	26.14	562.5	466.9
2016 – October	5,096.0	4,588.0	33.00	28.32	581.5	448.5
2016 – September	5,170.0	4,819.0	34.28	32.20	556.0	465.0

	Ordinary LSE		AstraZeneca ADS		Ordinary SSE
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2016	5,220.0	3,774.0	34.50	25.81	592.0	448.5
2016 – Quarter 4	5,096.0	4,007.0	33.00	25.81	581.5	448.5
2016 – Quarter 3	5,220.0	4,469.5	34.50	29.97	556.0	456.6
2016 – Quarter 2	4,467.0	3,774.0	30.25	27.26	592.0	458.2
2016 – Quarter 1	4,562.0	3,890.0	33.90	27.95	584.0	452.8

	Ordinary LSE		AstraZeneca ADS(1)		Ordinary SSE
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2015	4,863.0	3,903.5	36.68	30.28	638.0	508.5
2015 – Quarter 4	4,627.5	3,947.0	34.77	30.47	597.5	509.0
2015 – Quarter 3	4,424.5	3,903.5	34.54	30.28	603.0	508.5
2015 – Quarter 2	4,863.0	4,019.0	36.68	31.86	638.0	522.5
2015 – Quarter 1	4,847.0	4,272.0	36.11	32.22	625.0	538.0

	Ordinary LSE		AstraZeneca ADS(1)		Ordinary SSE
	High (GB pence)	Low (GB pence)	High ($)	Low ($)	High (SEK)	Low (SEK)
2014	4,823.5	3,549.5	40.55	29.26	558.5	380.5
2013	3,612.0	2,909.5	29.75	22.34	387.8	284.5
2012	3,111.5	2,591.0	24.45	20.02	329.5	286.2
2011	3,194.0	2,543.5	26.20	20.48	328.5	269.3

(1)	Effective as of July 27, 2015, the Company changed the ADS ratio from one ADS per one ordinary share to two ADSs per one ordinary share. The prices per ADS listed in this item 9.A for any dates or periods prior to such date have been retroactively adjusted to reflect this ratio change

.

B. Plan of Distribution

Not applicable.

C. Markets

The information (including tabular data) set forth under the heading “Additional Information—Shareholder Information—AstraZeneca PLC share listings and prices” on page 232 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Corporate Information—Articles” on page 237 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

C. Material Contracts

Not applicable.

D. Exchange Controls

The information set forth under the headings “Additional Information—Shareholder Information—Exchange controls and other limitations affecting security holders” on page 236 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

E. Taxation

The information set forth under the headings “Additional Information—Shareholder Information—Taxation for US persons”, “—UK and US income taxation of dividends”, “—Taxation on capital gains”, “—Passive Foreign Investment Company (PFIC) rules”, “—Information reporting and backup withholding”, “—UK inheritance tax” and “—UK stamp duty reserve tax and stamp duty” on pages 234 to 236 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The information set forth under the heading “Additional Information—Shareholder Information—Documents on display” on page 234 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Financial risk management” on pages 76 to 77 and “Financial Statements—Note 26—Financial risk management objectives and policies” on pages 177 to 181, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

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

Fees and Payments Made by the Depositary to Us

Pursuant to the deposit agreement, the Depositary may charge a fee up to $0.05 per ADR in respect of dividends paid by us. For the year ended December 31, 2016, we agreed that the Depositary could charge an annual fee of $0.03 per ADR in respect of dividends paid by us. As at December 31, 2016, we have received approximately $9.65 million arising out of fees charged in respect of dividends paid during the year and a fixed contribution to the Company’s ADR program costs. We also have an agreement with the Depositary that it will waive certain of its fees for standard costs associated with the administration of the ADR program up to $300,000 per year.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Accountability” on page 92, “—US corporate governance requirements” on page 94 (the first and second paragraphs only), “—Disclosure Committee” on pages 94 and 95, “Corporate Governance—Audit Committee Report—Internal Controls” on pages 101 and 102, and “Financial Statements—Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 133, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

Management’s Annual Report on Internal Control over Financial Reporting

As required by U.S. regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Director’s Responsibilities for, and Report on, Internal Control over Financial Reporting” on page 133 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017, which is incorporated herein by reference. The Company’s independent registered public accounting firm has completed an audit report on the effectiveness of the Company’s internal controls over financial reporting. That report is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

AstraZeneca PLC:

We have audited AstraZeneca PLC’s (‘AstraZeneca’ or ‘the Company’) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. AstraZeneca’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AstraZeneca maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on, criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of AstraZeneca and subsidiaries as of 31 December 2016, 2015, and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years then ended, and our report dated 2 February 2017 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

London, United Kingdom
2 February 2017

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Audit Committee Report—Audit Committee membership and attendance” on page 99 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Corporate Governance—Corporate Governance Report—Business organisation —Code of Conduct” on pages 95 to 96 and “—Audit Committee Report—Compliance with the Code of Conduct” on page 98 to 99, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

The Company’s Code of Conduct is available at www.astrazeneca.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ended December 31,
	2016	2015
	($ million)
Audit Fees	10.0	10.4
Audit-Related Fees	1.3	1.3
Tax Fees	-	0.1
All Other Fees	0.2	0.5
Total	11.5	12.3

Audit fees included $5.4 million for the audit of subsidiaries pursuant to legislation (2015: $5.4 million), $2.8 million for the Group audit (2015: $3.2 million) and $1.8 million in respect of section 404 of the Sarbanes-Oxley Act (2015: $1.8 million).

Audit-related fees included $0.6 million for the audit of subsidiaries’ pension schemes (2015: $0.6 million), $0.5 million for assurance services in relation to interim financial statements (2015: $0.5 million) and $0.2 million for other audit related fees (2015: $0.2 million). Tax fees consisted of tax compliance services and, to a lesser extent, tax advice.

All other fees consisted of fees of $0.2 million (2015: $0.5 million) for assurance services.

The information (including tabular data) set forth under the heading “Corporate Governance—Audit Committee Report” (excluding the “Compliance with the Code of Conduct” section) on pages 98 to 102 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

United States law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues paid by AstraZeneca to its principal accountant, if such engagements were not recognized by AstraZeneca at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2015 and 2016, the percentage of the total amount of revenues paid by AstraZeneca to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five per cent for each year.

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

On October 1, 2012, the Company announced the suspension of the then-existing share repurchase program with immediate effect. There have been no share repurchases since October 1, 2012. At the 2016 Annual General Meeting, the Company’s shareholders authorized the Company to repurchase 126,423,313 of its own shares, but the Company’s Board of Directors did not lift the suspension on share repurchases and, accordingly, the Company did not repurchase any of its shares in 2016.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 23, 2015, the Company announced its intention to appoint PricewaterhouseCoopers LLP (“PwC”) as principal accountants and U.K. statutory auditors for the financial year ending December 31, 2017. The proposed change of auditor followed a recommendation by the Audit Committee to the Board of Directors based on a formal tender process, in which KPMG LLP had not participated, as KPMG LLP would have been prohibited to serve as AstraZeneca’s U.K. statutory auditor after 2020 due to recent changes in U.K. auditor rotation rules. A resolution to approve the appointment of PwC as U.K. Statutory auditor will be put to shareholders at the Company’s AGM on 27 April 2017; it is intended that PwC will be engaged as principal accountants before the announcement of the Company’s results for the second quarter and half year on July 27, 2017, at which time KPMG LLP will cease to act in that capacity.

During the years ended December 31, 2014, 2015, and 2016: (1) KPMG LLP has not issued any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG LLP qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG LLP’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided KPMG LLP with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree. A copy of KPMG LLP’s letter, dated March 7, 2017, in which KPMG LLP states that they agree with such disclosure, is filed herewith as Exhibit 15.8.

ITEM 16G. CORPORATE GOVERNANCE

AstraZeneca PLC is a public limited company incorporated in England and Wales, admitted to the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the U.K. Corporate Governance Code (the “UK Code”) in respect of its corporate governance practices. The 2014 edition of the U.K. Code came into effect for reporting periods beginning on or after 1 October 2014. The Companies Act 2006 (the “UK Act”) imposes certain statutory requirements that also influence the Company’s corporate governance practices. The Company has ADRs listed on the NYSE and, under the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

A summary of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies under the NYSE Standards is set forth below.

NYSE Standards	AstraZeneca Corporate Governance Practice

1. Under the NYSE Standards, the audit committee is to be directly responsible for the appointment, compensation, retention and oversight of a listed company’s external auditor, unless there is a conflicting requirement under the home country laws of the company.	Under the U.K. Act, a company’s external auditors are appointed by its shareholders. Under the U.K. Code, the Company’s audit committee is responsible for making recommendations to the Board of Directors, for the Board of Directors to propose to the Company’s shareholders in general meeting, in relation to the appointment, re-appointment and removal of the external auditors, and for approving the remuneration and terms of engagement of the external auditor. If the Board of Directors does not accept the audit committee’s recommendation, it should include in the annual report, and in any papers recommending appointment or re-appointment, a statement from the audit committee explaining the recommendation and should set out reasons why the Board of Directors has taken a different position.

2. Under the NYSE Standards, the nominating/corporate governance committee and compensation committee are to be composed entirely of independent directors.

Under the U.K. Code, a majority of the members of a company’s nomination committee, and all of the members of its remuneration committee, should be independent non-executive directors. The chairman of the company may be a member of, but not chair, the remuneration committee, provided he or she was considered independent on appointment as chairman (under the U.K. Code, the test of independence is not appropriate in relation to the chairman thereafter), and in the case of the nomination committee, the chairman may chair such committee.

The Company’s Nomination and Governance Committee and Remuneration Committee both have four members, including the chairman of the Company’s Board of Directors, with the remainder all being considered by the Company’s Board of Directors to be independent in accordance with the principles and criteria of the U.K. Code. The Company’s chairman was considered to be independent upon his appointment as chairman.

NYSE Standards	AstraZeneca Corporate Governance Practice

3. Under the NYSE Standards, the compensation committee is to make recommendations to the listed company’s Board of Directors with respect to non-CEO executive officer compensation and certain other compensation plans which are subject to Board approval.

In compliance with the U.K. Code, the Company’s Remuneration Committee determines the Company’s global remuneration frameworks and principles, approves individual salary decisions and related matters for members of the Company’s Board of Directors, Senior Executive Team (“SET”) and the Company Secretary, and reviews annual bonus payments for all executives reporting directly to SET members. While the Remuneration Committee does not make initial recommendations to the Board of Directors in this respect, it does report to the Board of Directors on these matters.

Under the U.K. Act, the Company is required to offer shareholders: (i) a binding vote on the Company’s forward looking remuneration policy for its directors at least every three years; and (ii) a separate annual advisory vote on the implementation of the Company’s existing remuneration policy in terms of the payments and share awards made to its directors during the year, which is disclosed in an annual remuneration report.

4. Under the NYSE Standards, shareholders are entitled to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions.	Under the listing rules of the U.K. Listing Authority (the “UKLA Rules”), with which the Company complies, shareholder approval is required to be obtained by the Company for the adoption of equity compensation plans which are either long-term incentive schemes in which directors of the Company can participate or schemes which may involve the issue of new shares. Under the UKLA Rules, these plans may not be changed to the benefit of the plan participants unless shareholder approval is obtained (with certain minor exceptions, for example, to benefit the administration of the plan or to take account of tax benefits). The UKLA Rules in respect of shareholder approval regarding equity compensation plans, or any material revision thereto, may differ from the NYSE Standards.

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

The UKLA Rules require the Company to include a statement in its annual report and accounts as to whether it has complied throughout the applicable accounting period with all relevant provisions set out in the U.K. Code or, if it has not complied, set out those provisions it has not complied with and its reasons for non-compliance.

The information set forth under the heading “Corporate Governance—Corporate Governance Report—US corporate governance requirements” (final paragraph only) on page 94 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The information set forth in Exhibit 15.2 hereto (“Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of AstraZeneca PLC by KPMG LLP”) is incorporated in this section by reference. The information (including tabular data) set forth under the headings “Financial Statements” on pages 134 to 203 (including the information set forth under the subheading “Notes to the Group Financial Statements” on pages 147 to 192, but excluding the information set forth under the subheading “Independent Auditor’s Report to the Members of AstraZeneca PLC only” on pages 134 to 137), “Financial Statements—Group Financial Record” on page 203 and “—Group Subsidiaries and Holdings” on pages 193 to 196, in each case of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017 is incorporated by reference.

Please see the information above under the heading Item 5 – “Operating and Financial Review and Prospects—Developments in Legal Proceedings” for information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 28—Commitments and contingent liabilities” on pages 185 to 191 of the Company’s “Annual Report and Form 20-F Information 2016” included as exhibit 15.1 to this Form 20-F dated March 7, 2017.

The information set out in the above-referenced financial statements does not constitute the Company’s statutory accounts under the U.K. Companies Act for the years ended December 31, 2016, 2015 or 2014. Those accounts have been reported on by the Company’s auditors; their reports were unqualified and did not contain a statement under section 498(2) or (3) of the Companies Act 2006. The accounts for 2015 and 2014 have been delivered to the U.K. registrar of companies and those for 2016 will be delivered in due course.

ITEM 19. EXHIBITS

1.1	Articles of Association.(1)
4.1	Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, Merck & Co., Inc., Astra Merck Inc., Astra USA, Inc., KB USA, L.P., Astra Merck Enterprises, Inc., KBI Sub Inc., Merck Holdings, Inc. and Astra Pharmaceuticals, L.P.(2)
4.2	Letter agreement between AstraZeneca PLC and Pascal Soriot, dated August 27, 2012.(3)
4.3	Employment Agreement between AstraZeneca UK Limited and Pascal Soriot, dated December 15, 2016.
4.4	Letter agreement between AstraZeneca PLC and Marc Dunoyer, dated November 12, 2013.(4)

4.5	Employment Agreement between AstraZeneca UK Limited and Marc Dunoyer, dated December 6, 2016.
4.6	Form of Deed of Indemnity for Directors (used for Directors first appointed prior to April 26, 2012).(5)
4.7	Form of Deed of Indemnity for Directors (used for Directors first appointed on or after April 26, 2012).(4)
4.8	License Agreement dated April 20, 1998, by and between Shionogi & Co., Ltd. and Zeneca Limited (the “License Agreement”).(6)
4.9	Amendment Agreement dated May 14, 2002, by and between Shionogi & Co., Ltd. and AstraZeneca UK Limited, to the License Agreement.(6)
4.10	Amendment No. 2, effective as of April 26, 2005, to the License Agreement.(6)
4.11	Amendment No. 3, effective as of December 5, 2008, to the License Agreement.(6)
4.12	Amendment No. 4, effective as of February 19, 2009, to the License Agreement.(6)
4.13	Amendment No. 5, effective as of November 12, 2012, to the License Agreement.(6)
4.14	Amendment No. 6, effective as of January 1, 2014, to the License Agreement.(4)
7.1	Statement explaining calculation of ratio of earnings to fixed charges.
8.1	List of subsidiaries.
12.1	Certification of Pascal Soriot filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Marc Dunoyer filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Pascal Soriot and Marc Dunoyer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1	Annual Report and Form 20-F Information 2016.(7)
15.2	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of AstraZeneca PLC by KPMG LLP in respect of the financial statements as of and for the years ending December 31, 2016, 2015 and 2014.
15.4	Consent of KPMG LLP, independent registered public accounting firm.
15.6	Consent of IMS Health HQ Limited.
15.7	Consent of Bureau Veritas UK Limited.
15.8	Letter from KPMG LLP to the SEC.

(1)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 8, 2016 (File No. 001-11960).

(2)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2003 (File No. 001-11960).

(3)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 25, 2013 (File No. 001-11960).

(4)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 20, 2014 (File No. 001-11960).

(5)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F filed March 27, 2007 (File No. 001-11960).

(6)	Incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 20-F/A filed September 21, 2012 (File No. 001-11960).

(7)	Certain of the information included within exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2016 is not deemed to be filed as part of this Annual Report on Form 20-F.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

By:	/s/ A C N Kemp
	Name:	A C N Kemp
	Title:	Authorized Signatory

London, England
March 7, 2017