Form 20-F
period 2018-12-31
ASTRAZENECA PLC
filed 2019-03-05
CIK 901832

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one half of an Ordinary Share of 25¢ each	The New York Stock Exchange
Ordinary Shares of 25¢ each	The New York Stock Exchange*
1.950% Notes due 2019	The New York Stock Exchange
2.375% Notes due 2020	The New York Stock Exchange
2.375% Notes due 2022	The New York Stock Exchange
Floating Rate Notes due 2022	The New York Stock Exchange
3.500% Notes due 2023	The New York Stock Exchange
7.000% Notes due 2023	The New York Stock Exchange
Floating Rate Notes due 2023	The New York Stock Exchange
3.375% Notes due 2025	The New York Stock Exchange
3.125% Notes due 2027	The New York Stock Exchange
4.000% Notes due 2029	The New York Stock Exchange
6.450% Notes due 2037	The New York Stock Exchange
4.000% Notes due 2042	The New York Stock Exchange
4.375% Notes due 2045	The New York Stock Exchange
4.375% Notes due 2048	The New York Stock Exchange

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

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2018 was:

Ordinary Shares of 25¢ each: 1,267,039,436
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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

Yes ☐   No ☐

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2018 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated and submitted on March 5, 2019.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Unless the context otherwise requires, “AstraZeneca” or “Group” refers to the Company and its consolidated entities. Other information contained within AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F, including graphs and tabular data, is not included in this Form 20-F unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Use of terms” on the inside front cover, “Strategic Report—Financial Review—Measuring performance” on pages 76 and 77, and the tables on page 77, “Additional Information —Trade Marks” on page 238, “—Glossary” on pages 239 to 242 and “—Important information for readers of this Annual Report—Cautionary statement regarding forward-looking statements”, “—Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates”, “—Statements of competitive position, growth rates and sales”, “—AstraZeneca websites”, “—External/third party websites” and “—Figures” on page 244, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference. References herein to AstraZeneca websites are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F dated March 5, 2019.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Group Financial Record” on page 210, “Additional Information—Shareholder Information—Issued share capital, shareholdings and share prices”  and the first table that appears under “—Ordinary Shares in issue” on page 233, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference. The selected financial data incorporated by reference herein is derived from audited financial statements of the Company and its consolidated entities, prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, included in AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information (including tabular data) set forth or referenced under the heading “Additional Information—Risk” on pages 220 to 230 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The information (including tabular data) set forth under the headings “Additional Information—Shareholder Information—History and development of the Company” on page 233, “Strategic Report—Financial Review— Externalisation Revenue” on pages 79 to 80, “Strategic Report—Financial Review—Financial position—December 31, 2018— Business combinations” on page 83, “—Investments, divestments and capital expenditure” on pages 85 and 86, “Financial Statements—Notes to the Group Financial Statements—Note 26—Acquisitions of business operations” on page 186, “Corporate Governance—Corporate Governance Report—Relations with shareholders” on page 104 and “Additional Information—Important information for readers of this Annual Report—AstraZeneca websites” in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

The United States Securities and Exchange Commission (the “SEC”) maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

B. Business Overview

The information (including graphs and tabular data) set forth under the headings “Strategic Report—AstraZeneca at a glance” on pages 2 to 3, “—Chairman’s Statement” on page 4, “—Chief Executive Officer’s Review” on pages 5 to 7, “—Strategy” on pages 18 to 19,  “—Key Performance Indicators” on pages 20 to 23, “—Business Review” on pages 24 to 49, “—Therapy Area Review” on pages 50 to 69, “— Risk Overview—Managing Risk”, “— Risk Overview —Risk management embedded in business processes” and “— Risk Overview—Brexit” on pages 70 to 71, “Corporate Governance—Corporate Governance Report—Other Governance information—Business organisation—Global Compliance and Internal Audit Services (IA)” on page 105, “Additional Information—Development Pipeline” on pages 212 to 216, “—Patent Expiries of Key Marketed Products” on pages 217 to 219, “—Sustainability: supplementary information” on page 231, “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161, “—Note 6—Segment information” on pages 165 to 167, and “Additional Information— Important information for readers of this Annual Report—Statements of competitive position, growth rates and sales” on page 244, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

On February 25, 2019, AstraZeneca announced that Brilinta’s Phase III THEMIS trial met its primary endpoint and demonstrated that Brilinta (ticagrelor), taken in conjunction with aspirin, showed a statistically-significant reduction in a composite of major adverse cardiovascular events (MACE) compared to aspirin alone.

On February 26, 2019, AstraZeneca and MSD announced positive results from the Phase III POLO trial showing a statistically significant and clinically-meaningful improvement in progression free survival with Lynparza (olaparib) compared to placebo.

On March 1, 2019, AstraZeneca and MSD announced that the CHMP of the European Medicines agency adopted a positive opinion, which recommended the use of Lynparza (olaparib) tablets as monotherapy for the treatment of adult patients with germline BRCA1/2-mutations, who have human epidermal growth factor receptor 2 (HER2)-negative locally advanced or metastatic breast cancer.

Geographical Review

This section Item 4—“Information on the Company— Business Overview—Geographical Review” should be read in conjunction with Item 5—“Operating and Financial Review and Prospects—Operating Results” below.

	World			Emerging Markets			U.S.		Europe			Established ROW
2018	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %	Sales $m	Actual %	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %
Oncology:
Tagrisso	1,860	95	93	347	n/m	n/m	869	n/m	314	68	61	330	45	43
Faslodex	1,028	9	9	154	34	41	537	9	221	(14)	(19)	116	49	46
Zoladex	752	2	2	409	16	18	8	(47)	133	(6)	(10)	202	(11)	(12)
Lynparza	647	n/m	n/m	51	n/m	n/m	345	n/m	190	46	41	61	n/m	n/m
Imfinzi	633	n/m	n/m	6	n/m	n/m	564	n/m	27	n/m	n/m	36	n/m	n/m
Iressa	518	(2)	(4)	286	14	12	26	(33)	109	(3)	(8)	97	(23)	(25)
Arimidex	212	(2)	(3)	132	12	11	—	n/m	31	(9)	(9)	49	(16)	(17)
Casodex	201	(7)	(8)	113	5	2	1	n/m	20	(9)	(9)	67	(22)	(23)
Calquence	62	n/m	n/m	—	—	—	62	n/m	—	—	—	—	—	—
Others	115	1	(1)	30	29	30	—	—	8	20	20	77	(7)	(8)
Total Oncology	6,028	50	49	1,528	36	37	2,412	n/m	1,053	19	14	1,035	16	14

CVRM:
Crestor	1,433	(39)	(40)	841	7	7	170	(54)	203	(70)	(71)	219	(60)	(60)
Farxiga/Forxiga	1,391	30	30	336	45	52	591	21	315	30	24	149	34	34
Brilinta	1,321	22	21	326	46	48	588	16	348	18	13	59	16	16
Seloken/Toprol-XL	712	2	4	641	8	10	39	5	19	(63)	(63)	13	—	—
Bydureon	584	2	1	8	(11)	(11)	475	4	81	(8)	(13)	20	5	5
Onglyza	543	(11)	(11)	172	32	34	223	(30)	89	(14)	(18)	59	4	4
Atacand	260	(13)	(12)	157	(12)	(7)	13	(32)	70	(19)	(20)	20	18	18
Byetta	126	(28)	(28)	8	(33)	(33)	74	(35)	29	(15)	(15)	15	(6)	(6)
Symlin	34	(29)	(29)	—	—	—	34	(29)	—	—	—	—	—	—
Others	306	(11)	(12)	206	—	—	(1)	n/m	76	(17)	(20)	25	(42)	(42)
Total CVRM	6,710	(8)	(8)	2,695	14	15	2,206	(7)	1,230	(26)	(29)	579	(33)	(34)

Respiratory:
Symbicort	2,561	(9)	(10)	495	13	14	862	(22)	773	(6)	(10)	431	(3)	(4)
Pulmicort	1,286	9	8	995	18	17	116	(26)	90	(2)	(8)	85	(3)	(5)
Fasenra	297	n/m	n/m	1	n/m	n/m	218	n/m	32	n/m	n/m	46	n/m	n/m
Daliresp/Daxas	189	(5)	(5)	5	25	25	155	(7)	28	8	4	1	—	—
Tudorza/Eklira	110	(27)	(29)	1	(50)	n/m	25	(62)	74	1	(3)	10	11	11
Duaklir	95	20	14	1	n/m	n/m	—	—	91	18	12	3	50	50
Bevespi	33	n/m	n/m	—	—	—	33	n/m	—	—	—	—	—	—
Others	340	20	18	146	42	41	7	40	141	9	6	46	(2)	(2)
Total Respiratory	4,911	4	3	1,644	18	18	1,416	(6)	1,229	1	(4)	622	5	4

Other:
Nexium	1,702	(13)	(14)	690	1	1	306	(39)	235	(6)	(11)	471	(10)	(11)
Synagis	665	(3)	(3)	1	n/m	n/m	287	(9)	377	2	2	—	—	—
Seroquel XR / IR	361	(29)	(31)	118	(22)	(23)	108	(44)	107	(16)	(20)	28	(26)	(26)
Losec/Prilosec	272	—	(2)	161	15	11	7	(36)	70	(9)	(12)	34	(21)	(21)
FluMist/Fluenz	110	41	44	1	n/m	n/m	15	n/m	91	20	22	3	—	—
Movantik/Moventig	109	(11)	(11)	—	—	—	108	(10)	—	n/m	n/m	1	n/m	n/m
Others	181	(66)	(67)	53	(82)	(79)	11	(59)	67	(27)	(41)	50	(59)	(60)
Total Other	3,400	(18)	(19)	1,024	(19)	(19)	842	(28)	947	(5)	(8)	587	(19)	(20)
Total Product Sales	21,049	4	4	6,891	12	13	6,876	11	4,459	(6)	(10)	2,823	(8)	(9)

	World			Emerging Markets			U.S.		Europe			Established ROW
2017	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %	Sales $m	Actual %	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %
Oncology:
Tagrisso	955	126	126	135	n/m	n/m	405	59	187	146	142	228	175	183
Faslodex	941	13	13	115	20	18	492	12	256	12	11	78	15	18
Zoladex	735	(10)	(10)	353	(1)	(1)	15	(57)	141	(10)	(8)	226	(16)	(15)
Lynparza	297	36	35	18	n/m	n/m	141	11	130	60	58	8	n/m	n/m
Imfinzi	19	n/m	n/m	—	—	—	19	n/m	—	—	—	—	—	—
Iressa	528	3	3	251	8	8	39	70	112	(7)	(8)	126	(8)	(6)
Arimidex	217	(6)	(4)	118	7	10	7	(50)	34	(8)	(8)	58	(18)	(15)
Casodex	215	(13)	(11)	108	1	4	(1)	n/m	22	(19)	(19)	86	(23)	(21)
Calquence	3	n/m	n/m	—	—	—	3	n/m	—	—	—	—	—	—
Others	114	10	13	28	12	16	—	—	3	(63)	(63)	83	17	20
Total Oncology	4,024	19	19	1,126	19	20	1,120	25	885	21	20	893	10	12

CVRM:
Crestor	2,365	(30)	(30)	784	9	11	373	(70)	666	(23)	(23)	542	(8)	(6)
Farxiga/Forxiga	1,074	29	28	232	74	73	489	7	242	29	28	111	91	90
Brilinta	1,079	29	29	224	19	21	509	46	295	14	13	51	16	11
Seloken/Toprol-XL	695	(6)	(4)	593	11	12	37	(61)	52	(42)	(41)	13	(19)	(19)
Bydureon	574	(1)	(1)	9	125	75	458	(1)	88	(12)	(11)	19	73	73
Onglyza	611	(15)	(16)	130	(8)	(10)	320	(15)	104	(21)	(21)	57	(19)	(20)
Atacand	300	(5)	(3)	178	10	12	19	(47)	86	(11)	(11)	17	(15)	(15)
Byetta	176	(31)	(30)	12	(50)	(50)	114	(30)	34	(24)	(22)	16	(24)	(24)
Symlin	48	20	20	—	—	—	48	20	—	—	—	—	—	—
Others	344	(13)	(12)	205	(10)	(7)	4	n/m	92	(23)	(24)	43	(14)	(12)
Total CVRM	7,266	(10)	(10)	2,367	11	12	2,371	(26)	1,659	(12)	(13)	869	(1)	—

Respiratory:
Symbicort	2,803	(6)	(6)	439	9	10	1,099	(12)	819	(10)	(10)	446	2	2
Pulmicort	1,176	11	12	840	20	23	156	(10)	92	(7)	(8)	88	(2)	(1)
Fasenra	1	n/m	n/m	—	—	—	1	n/m	—	—	—	—	—	—
Daliresp/Daxas	198	29	28	4	—	—	167	25	26	73	73	1	—	—
Tudorza/Eklira	150	(12)	(12)	2	n/m	n/m	66	(14)	73	(12)	(11)	9	—	—
Duaklir	79	25	25	—	n/m	n/m	—	—	77	24	24	2	—	—
Bevespi	16	n/m	n/m	—	—	—	16	n/m	—	—	—	—	—	—
Others	283	(10)	(9)	103	(25)	(24)	4	(44)	129	10	10	47	(6)	(6)
Total Respiratory	4,706	(1)	(1)	1,388	12	13	1,509	(8)	1,216	(5)	(5)	593	1	1

Other:
Nexium	1,952	(4)	(3)	684	(1)	2	499	(10)	248	(1)	(3)	521	(3)	(1)
Synagis	687	1	1	—	—	—	317	(2)	370	5	5	—	—	—
Seroquel XR / IR	508	(47)	(47)	151	(5)	(4)	193	(66)	128	(32)	(32)	37	(17)	(17)
Losec/Prilosec	271	(2)	(1)	140	9	10	11	10	77	(7)	(7)	43	(22)	(20)
FluMist/Fluenz	78	(25)	(28)	(1)	n/m	n/m	—	(100)	76	17	12	3	(50)	(50)
Movantik/Moventig	122	34	34	—	n/m	n/m	120	33	2	n/m	n/m	—	—	—
Others	538	(42)	(42)	294	(39)	(39)	29	(42)	92	(57)	(60)	122	(28)	(28)
Total Other	4,156	(18)	(17)	1,268	(14)	(12)	1,169	(28)	993	(14)	(15)	726	(11)	(9)
Total Product Sales	20,152	(5)	(5)	6,149	6	8	6,169	(16)	4,753	(6)	(7)	3,081	—	1

	World			Emerging Markets			U.S.		Europe			Established ROW
2016	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %	Sales $m	Actual %	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %
Oncology:
Tagrisso	423	n/m	n/m	10	100	100	254	n/m	76	n/m	n/m	83	100	100
Faslodex	830	18	19	96	10	25	438	23	228	10	11	68	26	15
Zoladex	816	—	—	355	3	6	35	25	156	(8)	(4)	270	(1)	(7)
Lynparza	218	n/m	n/m	7	n/m	n/m	127	81	81	n/m	n/m	3	n/m	n/m
Iressa	513	(6)	(5)	233	(14)	(10)	23	n/m	120	(7)	(5)	137	—	(8)
Arimidex	232	(7)	(6)	110	7	15	14	(26)	37	(24)	(24)	71	(10)	(18)
Casodex	247	(7)	(9)	107	1	8	2	100	27	(7)	(7)	111	(15)	(23)
Others	104	(21)	(26)	25	(17)	(13)	—	n/m	8	(65)	(65)	71	18	7
Total Oncology	3,383	20	20	943	—	6	893	74	733	16	18	814	11	2

CVRM:
Crestor	3,401	(32)	(32)	721	5	12	1,223	(57)	866	(5)	(4)	591	4	(5)
Farxiga/ Forxiga	835	70	72	133	82	96	457	75	187	48	52	58	81	72
Brilinta	839	36	39	189	69	80	348	45	258	12	15	44	19	22
Seloken/Toprol-XL	737	4	9	536	4	12	95	7	90	(6)	(5)	16	33	25
Onglyza	720	(8)	(6)	142	(11)	(4)	376	(10)	132	(6)	(5)	70	6	11
Bydureon	578	—	—	4	(50)	(25)	463	(4)	100	22	23	11	38	25
Atacand	315	(13)	(8)	162	(17)	(9)	36	6	97	(8)	(8)	20	(20)	(20)
Byetta	254	(20)	(19)	24	—	13	164	(22)	45	(26)	(25)	21	(5)	(9)
Others	437	(28)	(26)	228	(35)	(30)	40	(27)	119	(17)	(17)	50	(14)	(21)
Total CVRM	8,116	(14)	(13)	2,139	1	8	3,202	(31)	1,894	—	1	881	6	(1)

Respiratory:
Symbicort	2,989	(12)	(10)	402	2	10	1,242	(18)	909	(15)	(12)	436	8	5
Pulmicort	1,061	5	8	698	15	21	174	(13)	99	(15)	(14)	90	2	(3)
Daliresp/Daxas	154	48	48	4	n/m	n/m	134	29	15	100	100	1	n/m	n/m
Tudorza/Eklira	170	(11)	(9)	1	—	n/m	77	(25)	83	8	9	9	—	—
Duaklir	63	n/m	n/m	1	—	n/m	—	—	60	n/m	n/m	2	n/m	n/m
Others	316	22	27	137	8	13	11	(39)	118	34	38	50	108	108
Total Respiratory	4,753	(5)	(3)	1,243	10	17	1,638	16	1,284	(7)	(4)	588	12	8

Other:
Nexium	2,032	(19)	(18)	690	(9)	(3)	554	(39)	251	(12)	(11)	537	(2)	(10)
Synagis	677	2	2	—	—	—	325	14	352	(7)	(7)	—	—	—
Seroquel XR / IR	967	(24)	(23)	159	(16)	(8)	572	(25)	190	(28)	(27)	46	(22)	(25)
Losec/Prilosec	276	(19)	(17)	128	(15)	(9)	10	(44)	83	(14)	(13)	55	(26)	(31)
FluMist/Fluenz	104	(64)	(59)	1	n/m	n/m	33	(84)	64	(16)	3	6	(14)	(14)
Movantik/ Moventig	91	n/m	n/m	1	—	—	90	n/m	—	—	—	—	—	—
Others	920	(26)	(23)	490	(6)	(3)	48	(73)	213	(30)	(24)	169	(30)	(28)
Total Other	5,067	(20)	(19)	1,469	(9)	(4)	1,632	(31)	1,153	(18)	(15)	813	(13)	(17)
Total Product Sales	21,319	(10)	(8)	5,794	—	6	7,365	(22)	5,064	(5)	(3)	3,096	2	(4)

All commentary in “—Geographical Review” relates to Product Sales. The market definitions used in the geographical areas review below are defined in the Glossary on page 239 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as Exhibit 15.1 to this Form 20-F dated March 5, 2019.

2018 in brief

Sales increased by 4% (CER: 4%) in 2018 to $21,049 million (2017: $20,152 million; 2016: $21,319 million), reflecting the performance of New Medicines and sustained strength of Emerging Markets.

In 2018, sales in Emerging Markets increased by 12% (CER: 13%) in 2018 to $6,891 million (2017: $6,149 million; 2016: 5,794 million). The New Medicines represented 15% of Emerging Markets’ sales, up from 10% in 2017.

China sales comprising 55% of total Emerging Markets sales, increased by 28% (CER: 25%) in 2018 to $3,795 million (2017: 2,955 million; 2016: 2,636 million). New Medicines delivered particularly encouraging sales growth, representing 11% of China sales, up from 7% in 2017.

In Emerging Markets, excluding China, sales declined by 3% (CER: increased 1%) in 2018 to $3,096 million (2017: $3,194 million; 2016: $3,158 million), partly due to the loss of Product Sales as a result of divestments. However, the last quarter of the year saw a significantly-improved performance as the impact of divestments diminished, with every Emerging Markets sub-region delivering growth at CER.

Sales in the U.S. in 2018 increased by 11% to $6,876 million (2017: 6,169 million; 2016: $7,365 million). New Medicines represented 48% of U.S. Product Sales in the year, up from 26% in 2017.

In Europe in 2018, sales declined by 6% (CER: 10%) to $4,459 million (2017: $4,753 million; 2016: $5,064 million), reflecting the impact of the entry of generic Crestor medicines in various European markets in 2017 and continued competitive and price pressures. Excluding sales of Crestor, Europe sales increased by 4% to $4,256 million (2017: $4,087 million; 2016: $4,198 million). Crestor sales in Europe declined by 70% (CER: 71%) to $203 million (2017: $666 million; 2016: $866 million) and represented 5% of Europe sales. New Medicines delivered an encouraging performance in the year, representing 28% of Europe sales, up from 18% in 2017.

Sales in the Established Rest of World (ROW) region in 2018 decreased by 8% (CER: 9%) to $2,823 million (2017: $3,081 million; 2016: $3,096 million). New Medicines represented 24% of Established ROW sales, up from 13% in 2017.

Japan, comprising 71% of total Established ROW sales, declined by 9% (CER: 11%) in 2018 to $2,004m (2017: $2,208 million; 2016: $2,184 million). The impact of the entry of generic Crestor medicines was felt faster than expected; the biennial price reduction also adversely affected sales. Excluding sales of Crestor, Japan sales increased by 7% (CER: 5%) to $1,838 million (2017: $1,719 million; 2016: $1,663 million). Crestor sales in Japan declined by 66% (CER: 67%) to $166 million (2017: $489 million; 2016: $521 million) and represented 8% of Japan sales. Sales of Tagrisso in Japan increased by 45% (CER: 43%) to $317 million (2017: $219 million; 2016: $82 million), reflecting increasing use as a 1st line treatment, following approval in this setting in the third quarter. Focused activities to maximise testing and utilisation rates in the 2nd line indication also supported the growth in Product Sales.

2017 in brief

Sales decreased 5% in 2017 to $20,152 million (2016: $21,319 million).

In 2017, sales in Emerging Markets increased by 6% (CER: 8%) to $6,149 million (2016: $5,794 million). China sales grew by 12% (CER: 15%) to $2,955 million (2016: $2,636 million), representing 48% of total Emerging Markets sales. Onglyza and Iressa were included on the National Reimbursement Drug List (NRDL) in China in the year, as were Brilinta, Faslodex and Seroquel XR. Crestor also had its 2nd line usage restriction removed and Zoladex was reclassified from the hormone and endocrine classification to oncology, which is expected to continue to support growth. Tagrisso was launched in China in April 2017.

In Emerging Markets, excluding China, Latin America sales were impacted by ongoing economic conditions, with sales in Latin America (ex-Brazil) declining by 12% (CER: 10%) in 2017 to $453 million (2016: $516 million). Brazil sales increased by 4% (CER: decreased 5%) to $361 million (2016: $348 million). Russia sales decreased by 1% (CER: 14%) to $231 million (2016: $233 million).

Sales in the U.S. in 2017 decreased 16% to $6,169 million (2016: $7,365 million). The decline reflected generic medicine launches that impacted sales of Crestor and Seroquel XR. Unfavourable managed-care pricing and continued competitive intensity impacted sales of Symbicort, which declined by 12% to $1,099 million (2016: $1,242 million). The New Oncology Growth Platform in the U.S., however, grew by 50% to $607 million, primarily reflecting encouraging Tagrisso sales growth of 59% to $405 million (2016: $254 million). The New CVRM Growth Platform increased sales by 5% in the U.S. to $1,942 million (2016: $1,848 million), reflecting strong performances from Farxiga and Brilinta. Brilinta grew by 46% in the U.S. to $509 million (2016: $348 million).

Sales in Europe in 2017 decreased 6% (CER: 7%) to $4,753 million (2016: $5,064 million). The New Oncology Growth Platform in Europe grew by 102% (CER: 99%) to $317 million (2016: $157 million), partly driven by Tagrisso sales of $187 million (2016: $76 million). Lynparza sales of $130 million (2016: $81 million) represented growth of 60% (CER: 58%). Forxiga sales growth of 29% (CER: 28%) to $242 million (2016: $187 million) was accompanied by Brilique growth of 14% (CER: 13%) to $295 million (2016: $258 million). These performances were more than offset by declines in other areas, including a 10% (CER: 10%) decline in Symbicort sales to $819 million (2016: $909 million). Symbicort maintained its position, however, as the number one ICS/LABA medicine, despite competition from branded and analogue medicines. Crestor sales declined by 23% (CER: 23%) to $666 million (2016: $866 million), reflecting the entry of generic medicines in certain markets in the year.

Sales in the Established ROW region in 2017 remained stable (CER: increased 1%) at $3,081 million (2016: $3,096 million). Japan sales increased by 1% (CER: 4%) to $2,208 million (2016: $2,184 million), partly reflecting the launch of Tagrisso and a new label for Faslodex. EGFR T790M-mutation testing rates in Japan continued to exceed 90% through the year, with full-year Tagrisso sales of $219 million (2016: $82 million) reflecting a high penetration rate in the currently-approved 2nd line setting. Faslodex sales in Japan were favourably impacted by a new label in the year; where sales in Japan increased by 14% (CER: 17%) to $72 million (2016: $63 million).

The first Crestor competitor medicine was launched in Japan in the third quarter of 2017 and further generic competition entered the market in the fourth quarter of 2017. Full-year Crestor sales in Japan declined by 6% (CER: 4%) to $489 million (2016: $521 million). Nexium sales in Japan in 2017 increased by 1% (CER: 4%) in the year to $439 million (2016: $436 million) and sales of Forxiga increased by 89% (CER: 93%) in the year to $53 million (2016: $28 million).

2016 in Brief

Sales decreased 10% (CER: 8%) in 2016 to $21,319 million.

Sales growth for the year in Emerging Markets in 2016 remained stable (CER: increased 6%) at $5,794 million. Sales growth was impacted by challenging macro-economic conditions in Latin America, such as the current economic situation in Venezuela, where ex-Brazil sales decreased 20% (CER: 7%) to $516 million. The effects of significant reductions in Saudi Arabian governmental healthcare spending, as well as the reduction of AstraZeneca’s activities in Venezuela, also adversely impacted sales. China sales increased 4% (CER: increased 10%) to $2,636 million, and represent 45% of the Group’s Emerging Markets sales. Sales in Brazil decreased 9% (CER: increased 2%) to $348 million. The increase after eliminating exchange rate impacts reflects the strong performances of Forxiga, which increased 40% (CER: 50%) to $28 million, Oncology medicines, which decreased 8% (CER: increased 1%) to $82 million, and Seloken, which decreased 6% (CER: increased 6%) to $63 million. Russia sales increased 1% (CER: 13%) to $233 million, led by strong performances in Cardiovascular & Metabolic Disease medicine sales, which increased 23% (CER: 38%) to $80 million.

In 2016, sales in the U.S. decreased 22% to $7,365 million. The decline in U.S. sales reflected the competition from generic Crestor medicines that entered the U.S. market from July 2016. Unfavourable managed-care pricing and continued competitive intensity also impacted the sales of Symbicort.

Sales in Europe in 2016 decreased 5% (CER: 3%) to $5,064 million in the year. Strong growth in sales of Forxiga, up 48% (CER: 52%) to $187 million, and Brilique, up 12% (CER: 15%) to $258 million, was more than offset by a 15% decrease in Symbicort sales (CER: 12%) to $909 million. However, Symbicort maintained its position as the number one ICS/LABA medicine by volume, despite competition from analogue medicines. Lynparza and Tagrisso sales increased to $81 million and $76 million respectively.

Sales in the Established Rest of World (ROW) in 2016 increased 2% (CER: decreased 4%) to $3,096 million. Sales of Forxiga in Established ROW increased 81% (CER: 72%), to $58 million. Nexium sales decreased 2% (CER: 10%) to 537 million. Japan sales increased 8% (CER: decreased 3%) to $2,184 million, reflecting the biennial price reduction effective from April 2016 of around 6% after eliminating the exchange rate impact. The CER percentage decline in Japan was partly mitigated by stable sales of Crestor of $521 million in the year. Since the launch of Tagrisso in Japan in March 2016, sales amounted to $82 million.

Sales by Region in 2018

Emerging Markets

Sales in Emerging Markets increased by 12% (CER: 13%) to $6,891 million (2017: $6,149 million; 2016: $5,794 million).

Oncology

Oncology sales in Emerging Markets increased 36% (CER: 37%) to $1,528 million (2017: $1,126 million; 2016: $943 million).

Tagrisso sales in Emerging Markets increased by 157% (CER: 159%) to $347 million (2017: $135 million; 2016: $10 million), with notable growth in China, where the medicine was approved in March 2017 in the 2nd line setting. Tagrisso entered the NRDL in China with effect from January 2019. The Asia-Pacific region has a relatively high prevalence of lung-cancer patients with an EGFR mutation, namely c.30-40% of lung-cancer patients, contrasting with c.10-15% in the Western hemisphere.

Sales of Iressa in Emerging Markets increased by 14% (CER: 12%) to $286 million (2017: $251 million; 2016: $233 million); Iressa entered the NRDL in China in 2017 and was included in the China 4+7 pilot tender scheme during the year.

Lynparza sales of $51 million (2017: $18 million; 2016: $7 million) in Emerging Markets reflected the approval of Lynparza as a 2nd line maintenance treatment of patients with ovarian cancer by the China National Medical Products Administration (NMPA), resulting in the subsequent launch of Lynparza in China, the first PARP inhibitor to be approved in the country.

Sales of Faslodex in Emerging Markets grew by 34% (CER: 41%) to $154 million (2017: $115 million; 2016: $96 million).

Zoladex sales in Emerging Markets increased by 16% (CER: 18%) to $409 million in the year (2017: $353 million; 2016: $355 million).

CVRM

CVRM sales in Emerging Markets increased 14% (CER: 15%) to $2,695 million (2017: $2,367 million; 2016: $2,139 million).

Forxiga sales in Emerging Markets increased by 45% in the year (CER: 52%) to $336 million (2017: $232 million; 2016: $133 million), reflecting ongoing launches, improved levels of patient access and strong performances in key markets such as Brazil. In 2017, Forxiga became the first SGLT2-inhibitor medicine to be approved in China; since the subsequent launch, the medicine has seen growing levels of access.

Onglyza sales in Emerging Markets grew by 32% (CER: 34%) to $172 million (2017: $130 million; 2016: $142 million); this partly reflected the full-year effect of entry onto the NRDL in China in 2017.

Sales of Brilinta in Emerging Markets increased by 46% (CER: 48%) to $326 million (2017: $224 million; 2016: $189 million), bolstered by the entry onto the NRDL in China in 2017.

Crestor sales in China increased by 22% in the year (CER: 19%) to $456 million (2017: $373 million; 2016: $311 million), a result of underlying demand. Market growth in statin usage, AstraZeneca’s commercial strength in China and the Group’s successful strategy of broader coverage in China also continued to impact sales favourably. During the year, however, the results of the first round of negotiation from the aforementioned 4+7 scheme were announced, with Crestor being unsuccessful; the decision is anticipated to have an adverse impact on sales of Crestor in China.

Respiratory

Respiratory sales in Emerging Markets increased 18% (CER: 18%) to $1,644 million (2017: $1,388 million; 2016: $1,243 million).

Sales of Symbicort in Emerging Markets grew by 13% (CER: 14%) to $495 million (2017: $439 million; 2016: $402 million).

Pulmicort sales in Emerging Markets increased by 18% (CER: 17%) to $995 million (2017: $840 million; 2016: $698 million), representing 77% of global sales of Pulmicort. China, making up the overwhelming majority of Pulmicort sales in Emerging Markets, delivered a particularly strong performance, supported by higher demand and strong underlying volume growth, underpinned by the impact of AstraZeneca’s contribution to increasing numbers of nebulisation centres.

Other

Other sales in Emerging Markets decreased 19% to $1,024 million (2017: $1,268 million; 2016: $1,469 million).

Nexium sales in Emerging Markets increased by 1% in the year to $690 million (2017: $684 million; 2016: $690 million).

U.S.

Sales in the U.S. increased by 11% to $6,876 million (2017: $6,169 million; 2016: $7,365 million).

Oncology

Oncology sales in the U.S. increased by 115% to $2,412 million (2017: $1,120 million; 2016: $893 million).

Tagrisso sales in the U.S. grew by 115% to $869 million (2017: $405 million; 2016: $254 million). It was established as a new standard of care medicine (SoC) in the 1st line setting. A high level of penetration was achieved following the April 2018 approval in that setting.

Imfinzi is approved in the U.S. and more than 40 other countries for the treatment of patients with unresectable, Stage III NSCLC whose disease has not progressed following platinum-based chemotherapy and radiation therapy (CRT). It is also approved for the 2nd line treatment of patients with locally advanced or metastatic urothelial carcinoma (bladder cancer) in a number of countries, including the U.S. Sales of Imfinzi in the U.S. amounted to $564 million (2017: $19 million; 2016: $nil), mostly for the treatment of unresectable, Stage III NSCLC.

Iressa sales in the U.S. declined by 33% to $26 million (2017: $39 million; 2016: $23 million) due to the growing use of Tagrisso.

Sales of Lynparza in the U.S. grew by 145% in the year to $345 million (2017: $141 million; 2016: $127 million), driven by increased demand that reflected continued growth in the treatment with Lynparza of patients suffering from ovarian or breast cancer. In December 2018, Lynparza was approved by the U.S. FDA as a 1st line maintenance treatment of patients with BRCA- mutated (BRCAm) ovarian cancer and remained the leading U.S. medicine in the poly ADP ribose polymerase (PARP)-inhibitor class in the year, as measured by total prescription volumes and in both ovarian and breast cancer.

Sales of Calquence in the U.S. amounted to $62 million (2017: $3 million; 2016: $nil). Calquence was approved and launched in the U.S. in October 2017. The medicine delivered a promising performance in the year, with more than one third of new patients now treated in the 2nd line with Calquence in the approved indication of mantle cell lymphoma (MCL).

Faslodex sales in the U.S. increased by 9% to $537 million (2017: $492 million; 2016: $438 million), highlighting a continued strong uptake of the combination with the CDK4/6 class medicines approved for the treatment of hormone-receptor-positive breast cancer.

Zoladex sales in the U.S. amounted to $8 million a reduction of 47% (2017: $15 million; 2016: $35 million). In March 2017, AstraZeneca completed an agreement with TerSera Therapeutics LLC for the sale of the commercial rights to Zoladex in the U.S. and Canada.

CVRM

CVRM sales in the U.S. declined by 7% to $2,206 million (2017: $2,371 million; 2016: $3,202 million).

Farxiga sales in the U.S. increased by 21% to $591 million (2017: $489 million; 2016: $457 million). The performance in the first half of 2018 was favourably impacted by the Group’s changes to affordability programmes at the end of the first half in 2017. Despite slowing growth in the U.S., the SGLT2 class continued to be underpinned by growing evidence around cardiovascular (CV) benefits.

Bydureon sales in the U.S. increased by 4% to $475 million (2017: $458 million; 2016: $463 million). This illustrated a continued encouraging performance from the launch of Bydureon BCise. Favourable sales volumes were driven by continued growth in the glucagon-like peptide-1 class, at the expense of insulin, for more-advanced type-2 diabetes patients.

Sales of Brilinta in the U.S., at $588 million (2017: $509 million; 2016: $348 million), represented an increase of 16% for the year. The performance, underlined by volume growth, was driven primarily by an increase in the number of patients initiated on Brilinta in hospitals and a lengthening in the average-weighted duration of treatment, reflecting the impact of growing 90-day prescriptions. Furthermore, Brilinta continued to deliver increasing levels of market share during the period.

Crestor sales in the U.S. declined by 54% to $170 million (2017: $373 million; 2016: $1,223 million), underlining the ongoing impact of the entry of multiple Crestor generic medicines in 2016.

Respiratory

Respiratory sales in the U.S. decreased 6% to $1,416 million (2017: $1,509 million; 2016: $1,638 million).

Sales of Symbicort in the U.S. declined by 22% to $862 million (2017: $1,099 million; 2016: $1,242 million), reflecting continued pricing pressure, the timing of government buying and the impact of managed-market rebates. The performance was in line with expectations, with challenging pricing pressure expected to continue.

Pulmicort sales in the U.S. declined by 26% to $116 million (2017: $156 million; 2016: $174 million), a consequence of the medicine’s legacy status.

In November 2017, the Group was granted approval for Fasenra in the U.S. as a treatment of patients with severe, eosinophilic asthma; the approval was followed immediately by the launch of the medicine and U.S. sales amounted to $218m in the year (2017: $1 million; 2016: $nil). New-to-brand prescription data showed that Fasenra was the preferred IL-5 biologic medicine for the treatment of severe asthma at the end of the period, despite being third to market.

Daliresp/Daxas sales in the U.S., representing 82% of global sales, decreased by 7% to $155 million (2017: $167 million; 2016: $134 million), driven by the impact of low market growth and payer pressures. It is the only oral, selective, long-acting inhibitor of phosphodiesterase-4, an inflammatory enzyme associated with COPD.

Tudorza/Eklira sales in the U.S. declined by 62% to $25 million (2017: $66 million; 2016: $77 million), reflecting the impact of federal purchases. In March 2017, AstraZeneca announced that it had entered a strategic collaboration with Circassia Pharmaceuticals plc (Circassia) for the development and commercialisation of Tudorza in the U.S., where AstraZeneca records Product Sales. As part of the collaboration agreement, Circassia had the opportunity to exercise an option to sub-licence the commercial rights to Tudorza in the U.S. by paying $25 million. The option was exercised in the fourth quarter of 2018 and completed in the first quarter of 2019.

Launched in the U.S. in Q1 2017, Bevespi saw prescriptions in the period track in-line with other LAMA/LABA launches; the class in the U.S., however, continued to grow more slowly than anticipated previously. Bevespi was the first medicine launched using the Group’s proprietary Aerosphere Delivery Technology.

Other

Other sales in the U.S. decreased 28% to $842 million (2017: $1,169 million; 2016: $1,632 million).

Nexium sales in the U.S. declined by 39% to $306 million (2017: $499 million; 2016: $554 million).

Synagis sales in the U.S. declined by 9% to $287 million (2017: $317 million; 2016: $325 million) and continued to be impacted by the prevailing guidelines from the American Academy of Pediatrics Committee on Infectious Diseases. In January 2019, the Group completed an agreement with Swedish Orphan Biovitrum AB (Sobi) for the sale and licence of the rights to Synagis in the U.S.

Sales of Seroquel XR in the U.S. declined by 58% to $73 million (2017: $175 million; 2016: $515 million), reflecting the ongoing impact of generic-medicine competition.

FluMist returned to the U.S. market in Q3 2018 in time for the 2018-2019 influenza season, where sales amounted to $15 million in the year (2017: $nil; 2016: $33 million).

Europe

Sales in Europe decreased 6% (CER: 10%) to $4,459 million (2017: $4,753 million; 2016: $5,064 million).

Oncology

Oncology sales in Europe increased 19% (CER: 14%) to $1,053 million (2017: $885 million; 2016: $733 million).

Tagrisso sales in Europe of $314 million (2017: $187 million; 2016: $76 million) represented growth of 68% (CER: 61%), driven by further growth in testing rates, positive reimbursement decisions and strong levels of demand in the 2nd line setting. A benefit was also felt from the EU regulatory approval of Tagrisso in June 2018 for the 1st line treatment of patients with EGFR- mutated (EGFRm) NSCLC. Tagrisso was subsequently launched in a number of countries in this setting, including in France and Germany, where Tagrisso is listed as the preferred 1st line tyrosine kinase inhibitor in local guidelines; reimbursement negotiations are underway elsewhere with reimbursement decisions expected later in 2019.

Sales of Imfinzi in Europe amounted to $27 million in 2018 following recent approvals and launches in Europe.

Iressa sales declined in Europe by 3% (CER: 8%) to $109 million (2017: $112 million; 2016: $120 million), given the growing use of Tagrisso.

Lynparza sales in Europe increased by 46% (CER: 41%) to $190 million (2017: $130 million; 2016: $81 million), driven by increasing levels of reimbursement and BRCA testing rates. The Group also rolled out a number of launches in a broad, 2nd line maintenance ovarian-cancer indication, regardless of BRCA status. In the first half of the year, the Group announced that the European Medicines Agency (EMA) had approved the use of Lynparza tablets (300mg twice daily) as a treatment for the same patient population.

Sales of Faslodex in Europe declined by 14% (CER: 19%) to $221 million (2017: $256 million; 2016: $228 million), reflecting the impact of generic entrants in certain European countries.

Zoladex sales in Europe declined by 6% (CER: 10%) to $133 million (2017: $141 million; 2016: $156 million).

CVRM

CVRM sales in Europe decreased 26% (CER: 29%) to $1,230 million (2017: $1,659 million; 2016: $1,894 million).

Forxiga sales in Europe increased by 30% (CER: 24%) to $315 million (2017: $242 million; 2016: $187 million).

Bydureon sales in Europe declined by 8% (CER: 13%) to $81 million (2017: $88 million; 2016: $100 million). In August 2018, the Company announced that Bydureon BCise had been approved by the EMA.

Onglyza sales in Europe declined by 14% (CER: 18%) to $89 million (2017: $104 million; 2016: $132 million), highlighting the broader trend of a shift away from the DPP-4 class.

Sales of Brilique in Europe increased by 18% (CER: 13%) to $348 million (2017: $295 million; 2016: $258 million), highlighting increased HRPMI-penetration levels across a number of markets.

Crestor sales in Europe declined by 70% (CER: 71%) to $203 million (2017: $666 million; 2016: $866 million), underlining the ongoing impact of the entry of multiple Crestor generic medicines that began in 2017.

Respiratory

Respiratory sales in Europe increased by 1% (CER: decreased 4%) to $1,229 million (2017: $1,216 million; 2016: $1,284 million).

Symbicort sales in Europe declined by 6% (CER: 10%) to $773 million (2017: $819 million; 2016: $909 million); the performance partly reflected the level of price competition from other branded and Symbicort-analogue medicines, plus government pricing interventions. Symbicort, however, continued to retain its class-leadership position and stabilised its volume market share in the class, with volume growth achieved in a number of markets.

Sales of Pulmicort in Europe declined by 2% (CER: 8%) to $90 million (2017: $92 million; 2016: $99 million), a consequence of the medicine’s legacy status.

Fasenra sales in Europe totalled $32m predominantly reflecting strong sales in Germany, following regulatory approval in January 2018, on a similar basis to that in the U.S.

Sales of Daliresp/Daxas in Europe increased by 8% (CER: 4%) to $28m (2017: $26 million; 2016: $15 million).

Sales of Tudorza/Eklira in Europe increased by 1% (CER: decreased 3%) to $74 million (2017: $73 million; 2016: $83 million), impacted by the deterioration of LAMA monotherapy class.

Dualkir, the Group’s first inhaled dual bronchodilator medicine, is now available for patients in over 25 countries, with almost all sales emanating from Europe. Sales in Europe increased by 18% (CER: 12%) to $91 million (2017: $77 million; 2016: $60 million). Germany and the UK accounted for over half of all European sales in the year.

Other

Other sales in Europe decreased by 5% (CER: 8%) to $947 million (2017: $993 million; 2016: $1,153 million).

Sales of Nexium in Europe declined by 6% (CER: 11%) to $235 million (2017: $248 million; 2016: $251 million). In October 2018, AstraZeneca announced that it had agreed to divest the prescription medicine rights to Nexium in Europe to Grünenthal.

Seroquel XR in Europe sales declined by 21% (CER: 24%) to $62 million (2017: $78 million; 2016: $134 million), reflecting the ongoing impact of generic-medicine competition. In May 2018, the Company announced that it had entered into an agreement with Luye Pharma Group Ltd. (Luye Pharma) for the sale and licence of the rights to Seroquel XR and IR in the UK, China and other markets.

Sales of Fluenz in Europe increased by 20% (CER: 22%) to $91 million (2017: $76 million; 2016: $64 million).

Established ROW

Sales in the Established ROW region declined by 8% (CER: 9%) to $2,823 million (2017: $3,081 million; 2016: $3,096 million).

Oncology

Oncology sales in the Established ROW region increased by 16% (CER: 14%) to $1,035 million (2017: $893 million; 2016: $814 million).

Sales of Tagrisso in Japan increased by 45% (CER: 43%) to $317 million (2017: $219 million; 2016: $82 million), reflecting increasing use as a 1st line treatment, following approval in this setting in the third quarter. Focused activities to maximise testing and utilisation rates in the 2nd line setting also supported the growth in Product Sales.

Imfinzi sales in Japan totalled $35 million following the recent approval and launch in the country.

Following the initial launch in April 2018, Japan sales of Lynparza as a treatment for 2nd line maintenance ovarian cancer amounted to $48 million. In July 2018, an additional approval was granted as a targeted chemotherapy-sparing treatment for BRCAm, metastatic breast cancer; a respective launch followed thereafter.

In June 2017, a label extension of Faslodex, based upon the FALCON trial in the 1st line setting, was approved in Japan, where Faslodex sales grew by 51% (CER: 49%)  to $109 million (2017: $72 million; 2016: $63 million), despite the impact of the biennial price cut, implemented in April 2018.

Sales of Zoladex in the Established ROW region fell by 11% (CER: 12%) to $202 million (2017: $226 million; 2016: $270 million), driven by the effects of increased competition.

CVRM

CVRM sales in the Established ROW region decreased 33% (CER: 34%) to $579 million (2017: $869 million; 2016: $881 million).

Sales of Forxiga in the Established ROW region increased by 34% (CER: 34%) to $149 million (2017: $111 million; 2016: $58 million). In Japan sales of Forxiga grew at 42% (CER: 40%) to $75 million (2017: $53 million; 2016: $28 million). Ono Pharmaceutical Co., Ltd, collaborating with AstraZeneca, records in-market sales in Japan.

In Japan, where AstraZeneca collaborates with Shionogi Co. Ltd, Crestor sales declined by 66% (CER: 67%) to $166 million (2017: $489 million; 2016: $521 million), reflecting the impact of the entry of multiple Crestor competitors in the market in the final quarter of 2017; AstraZeneca expects this impact to recede significantly in 2019. The decline also reflected actions by the Japanese government to focus further on incentives to increase the adoption of generic medicines.

Respiratory

Respiratory sales in the Established ROW region increased 5% (CER: 4%) to $622 million (2017: $593 million; 2016: $588 million).

Symbicort sales in the Established ROW region decreased by 3% (CER: 4%) to $431 million (2017: $446 million; 2016: $436 million). In Japan, sales increased by 1% to $207 million (2017: $205 million; 2016: $211 million), despite the impact of the aforementioned biennial price cut. In January 2019, AstraZeneca and Astellas Pharma Co. Ltd (Astellas) announced that the sale and distribution of Symbicort, conducted by Astellas in Japan, was to be transferred to AstraZeneca and that the co-promotion conducted by Astellas and AstraZeneca will be terminated on July 30, 2019. The Group will solely distribute and promote the medicine in Japan from July 31, 2019.

Fasenra sales in Japan amounted to $45 million following regulatory approval in January 2018, on a similar basis to that in the U.S. and the launch in the second quarter.

Other

Other sales in the Established ROW region decreased by 19% (CER: 20%) to $587 million (2017: $726 million; 2016: $813 million).

In Japan, where AstraZeneca collaborates with Daiichi Sankyo Company, Ltd., Nexium sales declined by 8% (CER: 9%) to $405 million (2017: $439 million; 2016: $436 million).

Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012

AstraZeneca is a global, innovation-driven biopharmaceutical business with operations in over 100 countries and its innovative medicines are used by millions of patients worldwide. AstraZeneca has a legal entity based in Iran, AstraZeneca Pars Company (“AstraZeneca Pars”), which has no employees, and is owned by non-U.S. Group companies. In July 2017, AstraZeneca Pars submitted regulatory applications to the Iranian Food and Drug Administration and subsequently received marketing authorizations for several products.  AstraZeneca Pars has not yet commenced sales of such products in Iran.

AstraZeneca, through one of its non-U.S. Group companies that is neither a U.S. person nor a foreign subsidiary of a U.S. person, currently has sales of prescription pharmaceuticals in Iran solely through a single third-party distributor, which uses three known entities in the Iranian distribution chain. None of AstraZeneca’s U.S. entities are involved in any business activities in Iran, or with the Iranian government. To the best knowledge of the management of AstraZeneca, the third-party distributor used by AstraZeneca is not owned or controlled by the Iranian government and AstraZeneca does not have any agreements, commercial arrangements, or other contracts with the Iranian government. However, AstraZeneca understands that one of the independent sub-distributors of AstraZeneca’s third-party distributor is likely to be indirectly controlled by the Iranian government. Further, AstraZeneca’s third-party distributor may initiate payments using banks associated with the government of Iran for the purchase of AstraZeneca products. Finally, Government agencies, hospitals and institutions may purchase AstraZeneca products from the third party distributor or the sub-distributors.

On February 11, 2017, a non-U.S. Group company that is neither a U.S. person nor a foreign subsidiary of a U.S. person entered into a memorandum of understanding with the Iranian Ministry of Health, whereby AstraZeneca committed to improving the overall quality of healthcare and ensuring that Iranian patients have access to the latest innovative and cost-effective medicines. The memorandum of understanding is still in effect. During 2017 and 2018, AstraZeneca, through a distributor, conducted health care provider education programs in Iran, including for employees of hospitals owned or controlled by the Iranian Ministry of Health.

For the year ended December 31, 2018, the Company’s gross revenues and net profits attributable to the above-mentioned Iranian activities were $20 million and $9 million respectively. For the same period, AstraZeneca’s gross revenues and net profits were $22.1 billion and $2.1 billion, respectively. Accordingly, the gross revenues and net profits attributable to the above-mentioned Iranian activities amounted to approximately 0.1% of AstraZeneca’s gross revenues and approximately 0.43% of its net profits.

At the time of publication, the management of AstraZeneca does not anticipate any change in its activities in Iran that would result in a material impact on AstraZeneca.

C. Organizational Structure

The information (including tabular data) set forth under the headings “Corporate Governance—Corporate Governance Report—Other Governance information—Subsidiaries and principal activities” on page 106 and “Financial Statements—Group Subsidiaries and Holdings” on pages 201 to 204, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

D. Property, Plant and Equipment

Please see the information below under the heading Item 5—“Operating and Financial Review and Prospects—Operating Results—2018  compared with 2017”. The information (including tabular data) set forth under the headings “Strategic Report—Business Review—1. Achieve Scientific Leadership—R&D Resources” on pages 26 to 27, “—2. Return to growth—Operations” on pages 33 to 34 and “—2. Return to growth—Information technology and information services resources” on page 36, “Strategic Report—Financial Review—Financial position — December 31, 2018—Property, plant and equipment” on page 83, “Additional Information—Risk—Risks and uncertainties—Legal, regulatory and compliance risks—Failure to adhere to applicable laws, rules and regulations” on page 228, “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on page 167, “—Note 29—Commitments and contingent liabilities—Environmental costs and liabilities” on page 195, “—Note 30—Operating leases” on page 200 and “Additional Information—Shareholder Information—Property” on page 236, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Chief Executive Officer’s Review—Global Product Sales by therapy area” on page 7, “Strategic Report—Strategy” on pages 18 to 19 and “—Key Performance Indicators” on pages 20 to 23, “Strategic Report—Business Review—1. Achieve scientific leadership” on pages 25 to 28, “Corporate Governance—Senior Executive Team (SET)—Early Stage Product Committees (ESPCs)” and “—Late Stage Product Committee (LSPC)” on page 96, “Additional Information—

Risk—Commercialisation risks” on pages 222 to 225, “Financial Statements— Notes to the Group Financial Statements—Note 1—Product sales” on page 160, “—Note 18—Interest-bearing loans and borrowings” on pages 175 to 176, “—Note 12—Derivative financial instruments” on page 173, “—Note 22—Reserves” on page 184, “—Note 27—Financial risk management objectives and policies” on pages 187 to 192, “—Note 29—Commitments and contingent liabilities” on pages 194 to 199 and “Additional Information—Important information for readers of this Annual Report” on page 244, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference. Please also see the information above under the heading Item 4—“Information on the Company— Business Overview—Geographical Review”.

We consider the Group’s working capital to be sufficient for its present requirements.

Operating Results

2018 compared with 2017

The Information set forth under the heading “Strategic Report—Financial Review” on pages 74 to 90 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

2017 compared with 2016

Results of operations — summary analysis of year ended December 31, 2017

2017 Reported operating profit

	2017			2016	Percentage of Total Revenue		Reported 2017 compared with Reported 2016
	Reported	CER growth	Growth due to exchange effects	Reported	Reported 2017	Reported 2016	Actual growth	CER growth(1)
		$ in millions				%
Product Sales	20,152	(1,053)	(114)	21,319			(5)	(5)
Externalisation Revenue	2,313	639	(9)	1,683			37	38
Total Revenue	22,465	(414)	(123)	23,002			(2)	(2)
Cost of sales	(4,318)	(277)	85	(4,126)	(19.2)	(17.9)	5	7
Gross profit	18,147	(691)	(38)	18,876	80.8	82.1	(4)	(4)
Distribution costs	(310)	10	6	(326)	(1.4)	(1.5)	(5)	(3)
Research and development expense	(5,757)	68	65	(5,890)	(25.6)	(25.6)	(2)	(1)
Selling, general and administrative costs	(10,233)	(964)	144	(9,413)	(45.5)	(40.9)	9	10
Other operating income and expense	1,830	177	(2)	1,655	8.1	7.2	11	11
Operating profit	3,677	(1,400)	175	4,902	16.4	21.3	(25)	(28)
Net finance expense	(1,395)			(1,317)
Share of after tax losses of joint ventures and associates	(55)			(33)
Profit before tax	2,227			3,552
Taxation	641			(146)
Profit for the period	2,868			3,406
Basic earnings per share ($)	2.37			2.77

(1)         CER growth is calculated using prior year actual results adjusted for certain exchange effects including hedging.

2017 Reconciliation of Reported results to Core results

			Intangible				Core 2017 compared
			amortisation				with Core 2016(1)
	2017 Reported	Restructuring costs	and impairments	Diabetes Alliance	Other	2017 Core(1)	Actual growth	CER growth
			$ in millions				%
Gross profit	18,147	181	149	—	—	18,477	(3)	(3)
Product Sales gross margin %(2)	79.6					81.2
Total Revenue gross margin %	80.8					82.2
Distribution costs	(310)	—	—	—	—	(310)	(5)	(3)
Research and development expense	(5,757)	201	144	—	—	(5,412)	(4)	(3)
Selling, general and administrative costs	(10,233)	347	1,469	641	(77)	(7,853)	(4)	(3)
Other operating income and expense	1,830	78	45	—	—	1,953	14	14
Operating profit	3,677	807	1,807	641	(77)	6,855	2	—
Operating margin as a % of Total Revenue	16.4				30.5
Net finance expense	(1,395)	—	—	313	432	(650)
Taxation	641	(169)	(453)	(198)	(681)	(860)
Basic earnings per share ($)	2.37	0.50	1.07	0.60	(0.26)	4.28

(1)         Each of the measures in the Core column in the above table is a non-GAAP measure.

(2)         Gross margin as a % of Product Sales reflects gross profit derived from Product Sales, divided by Product Sales.

Total Revenue

Total Revenue for 2017 was down 2% (CER: 2%) to $22,465 million, comprising Product Sales of $20,152 million, down 5% and Externalisation Revenue of $2,313 million, an increase of 37% (CER: 38%).

Product Sales

By Geography

U.S. Product Sales in 2017 were down 16% to $6,169 million, reflecting continued competition from multiple generic Crestor medicines that entered the U.S. market in 2016 as well as lower Product Sales of Nexium and Symbicort. In Europe, 2017 Product Sales declined by 6% (CER: 7%) to $4,753 million, partly driven by pricing pressures on Symbicort and the initial impact from generic competition on Crestor. Established Markets remained stable in 2017 (CER: up 1%) to $3,081 million including an increase of 1% in Japan (CER: 4%) to $2,208 million. Crestor Product Sales in Japan declined 6% in 2017 (CER: 4%) to $489 million as generic competition entered the market in that year. Product Sales in Emerging Markets increased by 6% (CER: 8%) to $6,149 million in 2017, with growth in China of 12% (CER: 15%) to $2,955 million.

By Product

The largest selling products in 2017 were Symbicort ($2,803 million), Crestor ($2,365 million), Nexium ($1,952 million) and Pulmicort ($1,176 million). Global Product Sales of Crestor declined in 2017 by 30% (CER: 30%), which primarily reflected the impact of generic competition. Symbicort global Product Sales declined by 6% (CER: 6%) including a reduction of 12% in the U.S. due to the impact of a competitive environment on net pricing. Nexium Product Sales were down 4% (CER: 3%), including a 10% decrease in the U.S., reflecting continued lower demand and inventory de-stocking as a result of the loss of exclusivity from 2015. Strong underlying volume growth in Emerging Markets in 2017 drove an 11% global Product Sales increase in Pulmicort (CER: 12%), with 71% of Product Sales of the medicine coming from that region in that year. There were also strong performances from Farxiga and Brilinta, each exceeding $1 billion of sales in 2017.

Growth Platforms

In the 2017 and 2016 periods, the Growth Platforms included products in three main therapy areas, and a focus on the Emerging Markets and Japan. The Growth Platforms grew by 5% (CER: 6%), representing 68% of Total Revenue after removing the effect of certain Product Sales which are included in more than one Growth Platform.

	2017 Product Sales	2016 Product Sales	Actual growth		CER growth
	$ in millions			%
Emerging Markets	6,149	5,794	6		8
Respiratory	4,706	4,753	(1)		(1)
New CVMD(1)	3,567	3,266	9		9
Japan	2,208	2,184	1		4
New Oncology(2)	1,313	664	98		98
Total Growth Platform Product Sales(3)	15,231	14,491	5		6

(1)         New Cardiovascular & Metabolic Diseases, incorporating Brilinta and Diabetes.

(2)         New Oncology comprises Lynparza, Iressa (U.S.), Tagrisso, Imfinzi and Calquence.

(3)         Certain Product Sales are included in more than one Growth Platform. Total Growth Platform sales represents the net total sales for all Growth Platforms.

Product Sales in Emerging Markets grew by 6% in 2017 compared to 2016 (CER: 8%). Product Sales in China increased by 12% in 2017 (CER: 15%), representing 48% of Emerging Markets Product Sales in 2017. Product Sales of Respiratory medicines declined by 1% in 2017 (CER: 1%), reflecting pricing pressure in the U.S. for Symbicort. New CVMD grew by 9% in 2017 with revenue of $3,567 million (2016: $3,266 million). Within New CVMD, sales of Brilinta in 2017 were $1,079 million, an increase of 29%. 2017 Brilinta sales in the U.S. were up 46% to $509 million, as it remained the branded oral anti-platelet market leader. 2017 Diabetes Product Sales were 3% higher than in 2016 (CER: 2%), driven primarily by growth of 29% (CER: 28%) on Farxiga with global sales of $1,074 million as it continued to be the Group’s largest-selling Diabetes medicine and SGLT2-class growth was supported by growing evidence around cardiovascular benefits, including data from the CVD-REAL study that was published in March 2017. Japan Product Sales increased by 1% in 2017 (CER: 4%) underpinned by the growth of Tagrisso and Forxiga, partly mitigated by the impact of the entry of generic competition to Crestor in 2017. Product Sales of New Oncology medicines were up to $1,313 million in 2017 (2016: $664 million), $955 million of which came from Tagrisso (2016: $423 million) which continues to be the leading medicine for the treatment of lung cancer and received regulatory approval in more than 60 countries by the end of 2017.

Externalisation Revenue

Externalisation Revenue, alongside Product Sales, is included in Total Revenue. Externalisation Revenue includes development, commercialisation and collaboration revenue, such as royalties and milestone receipts. Income is recorded as Externalisation Revenue when the Group has a significant ongoing interest in the product and/or it is repeatable business.

An analysis of Externalisation Revenue by transaction for 2017 and 2016 is given below.

	2017	2016
	$ in millions
Externalisation Revenue — Initial
Lynparza/selumetinib (MSD) — upfront	997	—
Zoladex (TerSera) — upfront	250	—
MEDI8897 (Sanofi)	127	—
Global non-U.S. anaesthetics portfolio (Aspen) — upfront	—	520
Plendil (China Medical Systems Holdings) — upfront	—	298
Toprol-XL (Aralez) — upfront	—	175
tralokinumab (LEO Pharma) — upfront	—	115
Other	118	219
Total Initial Externalisation Revenue	1,492	1,327
Ongoing Externalisation Revenue
Lynparza/selumetinib (MSD) — option exercised	250	—
Global non-U.S. anaesthetics portfolio (Aspen) — milestone	150	—
brodalumab (Valeant) — milestone	130	—
AZD3293 (Lilly) — milestone	50	100
Royalties	108	119
Other	133	137
Total Ongoing Externalisation Revenue	821	356
Total Externalisation Revenue	$2,313	$1,683

Gross margin, operating margin and earnings per share

Reported gross profit declined by 4% to $18,147 million in 2017. Core gross profit declined by 3% to $18,477 million. Externalisation Revenue of $2,313 million included $1,247 million received as part of the Lynparza and selumetinib collaboration with MSD. This was outweighed by the adverse impact of product mix, the increase of the manufacturing capacity for New Medicines and the inclusion of the profit share on the aforementioned collaboration.

Reported R&D expense in 2017 declined by 2% (CER: 1%) to $5,757 million, as the Group continued to focus on resource prioritisation and cost discipline. Core R&D costs declined by 4% (CER: 3%) to $5,412 million. The movement compared to prior year was in line with indications made in 2017.

Reported SG&A costs increased by 9% in 2017 (CER: 10%) to $10,233 million. The movement in Reported SG&A was influenced by a favourable $999 million fair value adjustment recorded in 2016 related to the acquisition of BMS’s share of the Global Diabetes Alliance, based on revised milestone probabilities, and revenue and royalty forecasts. Core SG&A decreased by 4% in 2017 (CER: 3%) to $7,853 million. The decrease in Core SG&A reflects the indications made in 2017 and incorporated the necessity to invest in the launch programme, given the productivity and success of the pipeline.

Reported other operating income and expense in 2017 was up 11% at $1,830 million which includes $555 million from the sale of the remaining rights to the anaesthetics portfolio to Aspen, $301 million from the sale of rights to Seloken in Europe to Recordati, milestone receipts of $175 million from the disposal of Zavicefta to Pfizer, $165 million on the sale of the global rights to Zomig outside Japan to Grünenthal and $161 million of gains from the sale of short-term investments. As these elements of income arose from product divestments, where the Group no longer retains a significant element of continued interest, in accordance with the Group’s Externalisation Revenue definition and the requirements of IFRS, proceeds from these divestments are recorded as other operating income.

Reported operating profit declined by 25% (CER: 28%) to $3,677 million in 2017. The Reported operating margin declined by 4.9% (CER: 5.8%) to 16.4% of Total Revenue. The decrease was primarily driven by the movement in Reported SG&A costs as detailed above.

Core operating profit increased by 2% (stable at CER) in 2017 to $6,855 million. Core operating profit margin increased by 1% to 31% of Total Revenue.

Reported net finance expense increased by 6% (CER: decreased 4%) in 2017 to $1,395 million (2016: $1,317 million) primarily reflecting a foreign exchange impact relating to the classification of certain non-structural intra-group loans. The increase in reported net finance expense reflected reduced levels of discount unwind on acquisition-related liabilities resulting from the diabetes alliance with BMS. Excluding the discount unwind on acquisition-related liabilities and adverse foreign exchange impact, Core net finance expense declined by 2% (CER: 4%) in 2017 to $650 million.

Profit before tax amounted to $2,227 million in 2017 (2016: $3,552 million). Pre-tax adjustments to arrive at Core profit before tax amounted to $3,923 million in 2017 (2016: $2,475 million), comprising $3,178 million adjustments to operating profit (2016: $1,819 million) and $745 million to net finance expense (2016: $656 million). EBITDA declined by 8% (CER: 10%) to $6,713 million. Excluded from Core results for the financial year ending December 31, 2017 were:

•                  Restructuring costs totalling $807 million (2016: $1,107 million), incurred as the Group continued to enhance productivity through the implementation of its restructuring initiatives.

•                  Amortisation totalling $1,319 million (2016: $1,247 million) relating to intangible assets, except those related to IT and to the acquisition of BMS’s share of the Group’s Global Diabetes Alliance (which are separately detailed below). Further information on the intangible assets is set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 9—Intangible assets” on pages 169 to 171 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019.

•                  Intangible impairment charges of $488 million (2016: $44 million) excluding those related to IT. Further information on intangible asset impairment is set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 9—Intangible assets” on pages 169 to 171 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019.

•                  Costs associated with the acquisition of BMS’s share of the Group’s Global Diabetes Alliance in February 2014 amounting to $954 million (2016: credit of $238 million). As noted above, the 2016 net credit included a contingent consideration fair value decrease of $999 million, reflecting lower than expected Diabetes portfolio revenues. The 2017 costs of $954 million included $426 million of amortisation charges, $313 million of interest charges relating to a discount unwind on contingent consideration arising on the acquisition and a fair value increase of $208 million.

•                  Net legal provisions and other charges of $355 million (2016: $315 million) include $305 million (2016: $267 million) discount unwind charges offset by $309 million (2016: $199 million) of net fair value adjustments relating to contingent consideration arising on other business combinations as detailed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 19—Trade and other payables” on pages 177 to 178 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019. The net charge of $355 million also included legal charges relating to the Texas Attorney General and Pulmicort Respules proceedings. Further details of legal proceedings the Group is currently involved are set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 29—Commitments and contingent liabilities” on pages 194 to 199 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019.

•                  Also included in other charges are foreign exchange gains and losses of $125 million relating to the classification of certain non-structural intra-group loans and a one-off adjustment of $617 million reflecting adjustments to deferred tax in line with the recently reduced U.S. federal income tax rate.

Reported EPS of $2.37 in 2017 represented a decline of 14% (CER: 15%). The performance was driven by a decline in Total Revenue and increased Reported SG&A costs, partly offset by a net tax benefit, continued progress on Reported R&D cost control and an increase in other operating income and expense. Core EPS in 2017 declined by 1% (CER: 2%) to $4.28.

The Reported tax credit for 2017 of $641 million (2016: charge of $146 million) consisted of a current tax charge of $378 million (2016: $370 million) and a credit arising from movements on deferred tax of $1,019 million

(2016: $224 million). The current tax charge included a prior period current tax credit of $287 million (2016: $14 million).

The Reported tax rate of (29)% in 2017 benefited from a favourable net adjustment of $617 million to deferred tax, reflecting the recently reduced U.S. federal income tax rate and non-taxable remeasurements of acquisition-related liabilities. Additionally, there was a $472 million benefit to the Reported tax rate reflecting the favourable impact of U.K. Patent box profits, the recognition of previously unrecognised tax losses, and reductions in net tax provisions and provision to return adjustments arising from the expiry of statute of limitations or favourable progress of discussions with tax authorities. Absent these benefits, the Reported tax rate for 2017 would have been 22%.

The Core tax rate for 2017 was 14%. Excluding the $472 million benefit above, the Core tax rate would have been 22%.

The tax paid for 2017 was $454 million (20% of Reported profit before tax). The cash tax paid for 2017 was $1,095 million higher than the tax charge for 2017 as a result of certain items with no cash impact including $617 million deferred tax credit reflecting the reduction in U.S. federal income tax rate, $402 million of other deferred tax credits, other net reductions in provisions for tax contingencies partially offset by refunds following a previously disclosed agreement of inter-government transfer pricing arrangements and other cash tax timing differences.

Total comprehensive income increased by $1,879 million from the prior year, resulting in a net income of $3,507 million for 2017. The decrease in profit for 2017 of $538 million was more than offset by an increase of $2,417 million in other comprehensive income. The increase in other comprehensive income arose principally from foreign exchange gains arising on consolidation of $536 million (2016: losses of $1,050 million) and foreign exchange gains arising on designating borrowings in net investment hedges of $505 million (2016: loss of $591 million), partially offset by losses recorded on the remeasurement of the defined benefit pension liability of $242 million (2016: loss of $575 million), due to a decrease in the discount rate applied to such pension liabilities reflecting an increase in corporate bond yields and other reference interest rate instruments.

Cash flow and liquidity — 2017

Net cash generated from operating activities was $3,578 million in the year ended December 31, 2017, compared with $4,145 million in 2016. The 2016 operating cash inflows benefited from a $926 million improvement in working capital and short-term provisions that reflected improved cash management performance compared to prior years.

Net investment cash outflows were $2,121 million (2016: $3,703 million). 2017 investment cash outflows included a $1,450 million payment to the shareholders of Acerta Pharma, a contractual obligation triggered by the first regulatory approval for Calquence, following on from the majority investment in Acerta Pharma in 2016. 2016 cash outflows included $2,383 million relating to the majority investment in Acerta Pharma. Investment cash outflows also include $434 million (2016: $293 million) of payments against contingent consideration arising on business combinations and $294 million (2016: $868 million) for the purchase of other intangible assets. The comparative period in 2016 included $561 million on the purchase of respiratory assets from Takeda.

Investment cash inflows include $1,376 million (2016: $1,427 million) from the sale of intangible assets, including $300 million from the disposal of EU rights for Seloken, $200 million from the divestment of Zomig rights outside Japan, $200 million relating to the sale of the Group’s remaining anaesthetic portfolio to Aspen and $175 million regarding the Zavicefta divestment. The comparative period in 2016 included $552 million for the disposal of the Group’s late-stage antibiotics assets, $330 million for the sale of the rights to Rhinocort Aqua outside the U.S. and $250 million on the out-licence of MEDI-2070.

Net cash distributions to shareholders were $3,476 million (2016: $3,514 million), including dividends of $3,519 million (2016: $3,561 million). Proceeds from the issue of shares on the exercise of share options amounted to $43 million (2016: $47 million).

In June 2017, the Group issued $2.0 billion of bonds in the dollar debt capital markets with maturities of 5 and 10 years. We also repaid a $1.75 billion 5.9% bond, which matured in September 2017. The bonds are listed in a table under the heading “Strategic Report—Financial Review—Cash flow and liquidity for the year ended 31

December 2018—Bonds issued in 2018 and 2017” on page 82 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 and is incorporated by reference.

At December 31, 2017, outstanding gross debt (interest-bearing loans and borrowings) was $17,807 million (2016: $16,808 million). Of the gross debt outstanding at December 31, 2017, $2,247 million is due within one year (2016: $2,307 million). Net debt at December 31, 2017 was $12,679 million, compared to $10,657 million at the beginning of 2017, as a result of the cash flows as described above.

Financial position — December 31, 2017

In 2017, net assets decreased by $27 million to $16,642 million. The decrease in net assets was broadly as a result of dividends of $3,543 million, more than offset by positive exchange movements taken to reserves of $1,041 million and by the Group profit of $2,868 million.

Business combinations

No business acquisitions were made in 2017. In 2016, the Group acquired a major equity stake in Acerta Pharma. Further details of the business combinations are set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 26—Acquisitions of business operations” on page 186 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 and is incorporated by reference.

Property, plant and equipment

Property, plant and equipment increased by $767 million to $7,615 million. Additions of $1,311 million (2016: $1,449 million) were offset by depreciation of $624 million (2016: $609 million), impairments of $78 million (2016: $2 million), exchange adjustments of $352 million (2016: $329 million) and disposals and other movements of $194 million (2016: $74 million).

Goodwill and intangible assets

Goodwill at December 31, 2017 of $11,825 million (2016: $11,658 million) principally arose on the acquisition of MedImmune in 2007, the restructuring of the U.S. joint venture with MSD in 1998 and the acquisition of BMS’s share of the Global Diabetes Alliance.

Intangible assets amounted to $26,188 million at December 31, 2017 (2016: $27,586 million). Intangible asset additions were $441 million in 2017 (2016: $8,205 million). 2016 additions included product rights acquired from the majority equity investment of Acerta Pharma of $7,307 million. Amortisation in 2017 was $1,829 million (2016: $1,701 million). Impairment charges in 2017 amounted to $491 million (2016: $45 million) including impairments on launched products Byetta, FluMist and Movantik as a consequence of revised market share assumptions and, for FluMist, the expected timing of renewed recommendation in the U.S. market. Disposals of intangible assets totalled $307 million in 2017 (2016: $331 million).

Further details of additions to intangible assets, and impairments recorded, are set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 9—Intangible assets” on pages 169 to 171 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 and is incorporated by reference.

Receivables, payables and provisions

Trade and other receivables increased by $382 million with trade receivables increasing by $219 million to $2,802 million principally as a result of higher invoiced sales in China. Non-current other receivables decreased by $54 million to $847 million.

Trade and other payables decreased by $493 million in 2017 to $19,481 million. The movement included a $1,450 million payment of deferred consideration on the majority investment in Acerta Pharma, partially offset by amounts deferred from the upfront receipt of $1.6 billion from MSD on the Lynparza and selumetinib collaboration to reflect future commitments and the effects of foreign exchange retranslation.

The increase in provisions of $50 million in 2017 included a $281 million increase to charges on legal provisions and reductions to severance provisions of $129 million. Further details of the charges made against provisions are set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 20—Provisions” on page 178 and “—Note 29—Commitments and contingent liabilities” on pages 194 to 199 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 and is incorporated by reference.

Contingent Consideration

The majority of the Group’s business acquisitions in recent years have included elements of consideration that are contingent on future development and/or sales milestones, with both the Diabetes and Respiratory acquisitions in 2014 also including royalty payments linked to future revenues. The acquisitions of ZS Pharma in 2015 and Acerta Pharma in 2016 had no contingent consideration element and there were no relevant acquisitions in 2017.

The agreement with BMS provides for $0.6 billion in milestones and various sales-related royalty payments up until 2025. The transaction with Almirall includes further payments of up to $0.9 billion for future development, launch, and sales-related milestones and various other sales-related milestone payments, and sales-related royalty payments as detailed in “Financial Statements—Notes to the Group Financial Statements—Note 19—Trade and other payables” on pages 177 to 178 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019. All these future payments are treated as contingent consideration liabilities, and are fair valued using decision-tree analyses, with key assumptions, including the probability of success, the potential for delays and the expected levels of future revenues. The fair value is updated at each reporting date to reflect the Group’s latest estimate of the probabilities of these key assumptions. Given the long-term nature of the liabilities, the fair value calculation includes the discounting of future potential payments to their present value using discount rates appropriate to the period over which payments are likely to be made. Over time, as the target date of a consideration payment approaches, the discount in absolute terms of such future potential payment to its present value decreases. Therefore, in each period the Group takes a corresponding charge reflecting the passage of time. This charge is referred to as ‘discount unwind’.

Both the discount unwind and any movements of the fair value of the underlying future payments can result in significant income statement movements. As detailed in the Results of operations section above, these movements are treated as non-Core items in our income statement analysis. In 2017, the Group recorded an interest charge of $402 million on the discount unwind on contingent consideration arising on our business combinations, and a net fair value increase on contingent consideration of $109 million (which resulted in a charge to the income statement for the same amount) driven, principally, by revised forecasts for revenues for the Diabetes franchise. At 31 December 2017, contingent consideration liability was $5,534 million (2016: $5,457 million) with the movements of the balance detailed in the table below.

Contingent Consideration Arising on Business Combinations

	2017			2016
	Acquisition of BMS’s share of Diabetes Alliance	Other business combinations	Total 2017	Acquisition of BMS’s share of Diabetes Alliance	Other business combinations	Total 2016
			$ in millions
At 1 January	4,240	1,217	5,457	5,092	1,319	6,411
Settlements	(284)	(150)	(434)	(242)	(51)	(293)
Fair value adjustments	208	(99)	109	(999)	(159)	(1,158)
Discount unwind	313	89	402	389	108	497
At 31 December	4,477	1,057	5,534	4,240	1,217	5,457

Payments Due by Period

	Less than 1 year	1-3 years	3-5 years	Over 5 years	2017 Total	2016 Total
			$ in millions
Bank loans and other borrowings(1)	2,844	3,708	3,752	15,575	25,879	24,889
Finance leases	5	—	—	—	5	95
Operating leases	112	178	126	107	523	441
Contracted capital expenditure	570	—	—	—	570	629
Total	3,531	3,886	3,878	15,682	26,977	26,054

(1)         Bank loans and other borrowings include interest charges payable in the period, as detailed in “Financial Statements—Notes to the Group Financial Statements—Note 27—Financial risk management objectives and policies” on pages 187 to 192 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 and is incorporated by reference.

Tax payable and receivable

Net income tax payable has decreased by $128 million to $826 million, principally due to the revision to the presentation of interest on tax contingencies. The tax receivable balance of $524 million (2016: $426 million) comprises tax owing to the Group from certain governments expected to be received on settlements of transfer pricing audits and disputes of $275 million and cash tax timing differences of $249 million.

Net deferred tax liabilities decreased by $1,048 million in 2017 reflecting adjustments to deferred taxes in line with the recently reduced U.S. federal income tax rate from 35% to 21% and recognition of previously unrecognised deferred tax assets. Further details on the movement in deferred tax balances is set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 4—Taxation” on pages 163 to 165 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 and is incorporated by reference.

Retirement benefit obligations

Approximately 92% of the Group’s total retirement benefit obligations (or around 79% of net obligations) are concentrated in the U.K., the U.S. and Sweden. Net retirement benefit obligations increased by $397 million in 2017 (2016: increase of $212 million) to $2,583 million. Net re-measurement adjustments of $242 million primarily in the U.K., Sweden and Germany arose principally from reductions in discount rate assumptions driven by falls in long-term bond yields. A negative $219 million impact of exchange rate movements also arose in 2017 as the U.S. dollar weakened against pound sterling, euro and Swedish krona increasing liability obligations in U.S. dollar terms. These adverse movements were mitigated by employer contributions to the pension scheme of $157 million. Benefits paid amounted to $581 million (2016: $500 million).

Over the course of 2017, the U.K. Actuarial Valuation (as at March 31, 2016) was finalised with the U.K. Trustee and was accepted by the pensions regulator. In recent years, the Group has undertaken several initiatives to reduce the Group’s net pension obligation exposure. For the U.K. defined benefit pension scheme, which is the Group’s largest defined benefit scheme, these initiatives have included agreeing funding principles for cash contributions to be paid into the U.K. pension scheme to target a level of assets in excess of the current expected cost of providing benefits, and, in 2010, amendments to the scheme to freeze pensionable pay at 30 June 2010 levels. Furthermore, liability management exercises have been carried out including the completion of a Pensions Increase Exchange exercise in 2017 and other exercises are planned.

In the U.S. a credit of $92 million was realized from the closure of both the qualified and non-qualified U.S. pension plans to future accrual in December 2017 and from a change in eligibility criteria for the U.S. post-retirement welfare plan. The legacy defined benefit pension plan participants are eligible for defined contribution benefits from January 2018.

From January 2017, for the defined benefit plans in the U.K., the U.S., Sweden and Germany, the Group moved to a multiple discount rate approach. This has resulted in separate discount rates being utilised to value defined benefit obligations, service cost and interest cost. The change has impacted on the measurement of the service and interest cost items in 2017. Further details of the pension scheme is set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 21—Post-retirement benefits” on pages 178 to 184 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 and is incorporated by reference.

Developments in Legal Proceedings

For information in respect of material legal proceedings in which AstraZeneca is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 29—Commitments and contingent liabilities” on pages 194 to 199 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 and is incorporated by reference.

The proceedings discussed below are provided to supplement and update the corresponding disclosure in AstraZeneca’s “Annual Report and Form 20-F Information 2018”. Unless noted below or in AstraZeneca’s “Annual Report and Form 20-F Information 2018”, no provisions have been established in respect of these proceedings.

Patent litigation

Brilinta (ticagrelor)

Patent proceedings outside the US

In Canada, in September 2017, Apotex Inc. (Apotex) challenged the patents listed on the Canadian Patent Register with reference to Brilinta. AstraZeneca discontinued the proceeding against Apotex in February 2019 after Apotex withdrew its challenge.

Commercial litigation

Toprol-XL (metoprolol succinate)
Aralez litigation

In October 2016, AstraZeneca completed its sale of certain assets related to the U.S. rights to Toprol-XL and AstraZeneca’s authorized generic metoprolol succinate product to Aralez Pharmaceuticals Trading DAC (Aralez). In August 2018, Aralez commenced voluntary insolvency proceedings and filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Aralez listed AstraZeneca as an unsecured creditor in the U.S. Bankruptcy Proceedings with a claim of $14m. AstraZeneca filed a proof of claim asserting an unsecured claim of approximately $65m. In October 2018, Aralez filed a motion in the Bankruptcy Court seeking to sell the U.S. rights to Toprol-XL and its authorized generic. AstraZeneca filed an objection to the proposed sale. The parties settled AstraZeneca’s sale objection and its allowed claim in the bankruptcy case on March 1, 2019, subject to bankruptcy court approval scheduled for March 5, 2019.

Government investigations/proceedings

Synagis (palivizumab)

Litigation in New York

As previously disclosed, in the U.S., in June 2011, MedImmune received a demand from the U.S. Attorney’s Office for the Southern District of New York requesting certain documents related to the sales and marketing activities of Synagis. In July 2011, MedImmune received a similar court order to produce documents from the Office of the Attorney General for the State of New York Medicaid and Fraud Control Unit pursuant to what the government attorneys advised was a joint investigation. MedImmune has cooperated with these inquiries. In March 2017, MedImmune was served with a lawsuit filed in U.S. Federal Court in New York by the Attorney General for the State of New York alleging that MedImmune inappropriately provided assistance to a single specialty care pharmacy. In September 2018, the U.S. Federal Court in New York denied MedImmune’s motion to dismiss the lawsuit brought by the Attorney General for the State of New York.

In June 2017, MedImmune was served with a lawsuit in U.S. Federal Court in New York by a relator under the qui tam(whistleblower) provisions of the federal and certain state False Claims Acts. The lawsuit was originally filed under seal in April 2009 and alleges that MedImmune made false claims about Synagis. In November 2017, MedImmune was served with an amended complaint in which relator set forth additional false claims allegations relating to Synagis. In September 2018, the US Federal Court in New York dismissed the relator’s lawsuit. In January 2019, relator appealed the decision of the U.S. Federal Court in New York.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information (including tabular data) set forth under the headings Corporate Governance—Corporate Governance Overview—Board of Directors” on pages 94 to 95, “—Senior Executive Team (SET)” on pages 96 to 97 and “Corporate Governance—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 141,  in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

B. Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report” on pages 120 to 125, “Corporate Governance—Annual Report on Remuneration” on pages 126 to 141, “Financial Statements—Notes to the Group Financial Statements—Note 21—Post-retirement benefits” on pages 178 to 184, “—Note 28—Employee costs and share plans for employees” on pages 192 to 194 and “—Note 31—Statutory and other information—Key management personnel compensation”, on page 200, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

C. Board Practices

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Corporate Governance Overview” on page 93, “Corporate Governance—Board of Directors” on pages 94 to 95, “Corporate Governance—Senior Executive Team (SET)” on pages 96 to 97, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Leadership” on page 102, “—Effectiveness” on page 103, “—Remuneration” on page 104, “Corporate Governance— Science Committee Report” on page 107 “—Nomination and Governance Committee Report” on pages 108 to 109, “Corporate Governance—Other Governance information—Business Organisation—Global Compliance and Internal Audit Services (IA)” on page 105, “Corporate Governance—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 141 and “Corporate Governance—Audit Committee Report” on pages 110 to 119, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

D. Employees

The information set forth under the headings “Strategic Report—Business Review—1. Achieve Scientific Leadership—R&D resources” (other than “R&D spend analysis”) on page 26, “—2. Return To Growth—Our plans for growth” on page 29, “—2. Return To Growth—Operations” on pages 33 to 34, “—3. Be A Great Place To Work—Employees” (comprising the graphical data on page 38, and the “Managing change” and “Employee relations” sections on page 41 only) and “Financial Statements—Notes to the Group Financial Statements—Note 28—Employee costs and share plans for employees—Employee costs” (including the tabular data) on page 192, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

E. Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 28—Employee costs and share plans for employees” on pages 192 to 194, “Corporate Governance—Corporate Governance Report—Other Governance information—Directors’ shareholdings” on page 106, “Corporate Governance—Annual Report on Remuneration—Directors’ shareholdings” on pages 137 to 138, and “Additional Information—Shareholder Information—Options to purchase securities from registrant or subsidiaries” and “—Directors’ and officers’ shareholdings” on page 235, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the heading “Additional Information—Shareholder Information—U.S. holdings” and “—Major shareholdings” (including tabular data) on page 234 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

B. Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 31—Statutory and other information—Related party transactions” on page 200, “Additional Information—Shareholder Information—Related party transactions” on page 235, “—Issued share capital, shareholdings and share prices” on page 233, “—US holdings” on page 234 and “—Major shareholdings” on page 234, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18—“Financial Statements.” The information (including graphs and tabular data) set forth under the headings “Additional Information—Shareholder Information” on pages 232 to 237, “Strategic Report—Financial Review— Financial position—December 31, 2018—Capitalisation and shareholder return—Dividends for 2018” and “—Dividend and share repurchases” on page 86 and “Corporate Governance—Corporate Governance Report—Other Governance information—Other matters—Distributions to shareholders—dividends for 2018” on page 106, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

B. Significant Changes

Please see the information above under the heading Item 5—“Operating and Financial Review and Prospects—Developments in Legal Proceedings” for information as to recent developments in certain legal proceedings disclosed under the headings “Financial Statements—Notes to the Group Financial Statements—Note 29—Commitments and contingent liabilities” on pages 194 to 199 and “—Note 32— Subsequent events” on page 200, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 and is incorporated by reference.

Other than as disclosed in this Item, since the date of the annual consolidated financial statements included in this Form 20-F dated March 5, 2019, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The information (including tabular data) set forth in the introductory paragraph under the heading “Additional Information—Shareholder Information” on page 232 and “—Ordinary Shares in issue” on page 233 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

The corresponding trading symbol is “AZN” in each of AstraZeneca’s principal markets for trading in AstraZeneca shares.

B. Plan of Distribution

Not applicable.

C. Markets

The information (including tabular data) set forth in the introductory paragraph under the heading “Additional Information—Shareholder Information” on page 232 and “—Issued share capital, shareholdings and share prices” on page 233 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Shareholder Information—Articles of Association” on page 235 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

C. Material Contracts

Not applicable.

D. Exchange Controls

The information set forth under the headings “Additional Information—Shareholder Information—Exchange controls and other limitations affecting security holders” on page 237 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

E. Taxation

The information set forth under the headings “Additional Information—Shareholder Information— Tax information for shareholders” on pages 236 to 237 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The information set forth under the heading “Additional Information—Shareholder Information—Documents on display” on page 236 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Financial risk management” on pages 86 to 87 and “Financial Statements—Note 27—Financial risk management objectives and policies” on pages 187 to 192, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

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
(b) Receiving or distributing dividends (1)

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

(1) $0.03 per ADR annually

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

Fees and Payments Made by the Depositary to Us

Pursuant to the deposit agreement, the Depositary may charge a fee up to $0.05 per ADR in respect of dividends paid by us. For the year ended December 31, 2018, we agreed that the Depositary could charge an annual fee of $0.03 per ADR in respect of dividends paid by us. As at December 31, 2018, we have received approximately $12.33 million arising out of fees charged in respect of dividends paid during 2018 and $1.5 million as a fixed contribution to the Company’s ADR program costs. We also have an agreement with the Depositary that it will waive a certain amount of its fees for standard costs associated with the administration of the ADR program up to $300,000 per year.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Internal Controls and Procedures

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Accountability” on page 104, “—US corporate governance requirements” on page 105 (the first and second paragraphs only), “—Business organisation—Disclosure Committee” on page 105, “Corporate Governance—Audit Committee Report—Internal Controls” on page 118, and “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 143, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

B. Management’s Annual Report on Internal Control over Financial Reporting

As required by U.S. regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 143 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019, which is incorporated by reference. AstraZeneca’s independent registered public accounting firm has issued an audit report on the effectiveness of AstraZeneca’s internal controls over financial reporting. That report is included under Item 18—“Financial Statements”.

C. Report of Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report which is included below under the heading Item 18—“Financial Statements—Report of Independent Registered Public Accounting Firm”.

D. Changes to Internal Controls

Based on the evaluation conducted, management has concluded that no such changes have occurred.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Audit Committee Report—Committee membership and attendance” on page 117 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Corporate Governance—Corporate Governance Report—Business organisation —Code of Ethics” on page 105 and “—Audit Committee Report—Compliance with the Code of Ethics” on page 111, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference. AstraZeneca’s Code of Ethics is available within the ‘Ethics and transparency’ section of our website at www.astrazeneca.com/sustainability/ethics-and-transparency.html.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP in 2018 and 2017:

	Year ended December 31,
	2018	2017
	($ million)
Audit Fees	15.7	11.0
Audit-Related Fees	0.9	0.1
Tax Fees	0.1	—
All Other Fees	0.7	—
Total	17.4	11.1

Audit fees included $9.4 million for the audit of subsidiaries pursuant to legislation (2017: $5.7 million), $3.8 million for the Group audit (2017: $3.0 million), $2.0 million in respect of section 404 of the Sarbanes-Oxley Act (2017: $2.0 million) and $0.4 million for assurance services in relation to interim financial statements (2017: $0.3 million). $3.2m of fees payable in 2018 are in respect of the 2017 Group audit and audit of subsidiaries. As of this year, the fees relating to the interim financial statements are included in audit fees instead of audit-related fees.

Audit-related fees included fees of $0.8 million (2017: $0.0 million) for other audit-related fees.

Tax Fees consisted of $0.1 million (2017: $0.0 million) for tax assurance fees.

All other fees included $0.4 million for the audit of subsidiaries’ pension schemes (2017: $0.0 million), and $0.3 million (2017: $0.1 million) for other assurance services.

The information (including tabular data) set forth under the heading “Corporate Governance—Audit Committee Report” (excluding the “Compliance with the Code of Ethics” section) on pages 110 to 119 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

U.S. law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues paid by AstraZeneca to its principal accountants, if such engagements were not recognized by AstraZeneca at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2018 and 2017, the percentage of the total amount of revenues paid by AstraZeneca to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five per cent for each year.

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

There have been no share repurchases since October 1, 2012, when the Company announced the suspension of its share repurchase program. At the 2018 Annual General Meeting the Company’s shareholders authorized the Company to repurchase 126,659,239 of its own shares, but the Company’s Board of Directors did not lift the suspension on share repurchases and, accordingly, the Company did not repurchase any of its shares in 2018.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

At the 2017 Annual General Meeting on April 27, 2017, a resolution to approve the appointment of PricewaterhouseCoopers LLP (“PwC”) as the independent registered public accounting firm and U.K. statutory auditor for the financial year ending December 31, 2017 was approved by the Company’s shareholders. PwC was engaged as U.K. statutory auditor with immediate effect on April 27, 2017, at which time KPMG LLP (“KPMG”), our prior U.K. statutory auditor was dismissed. PwC was engaged as the independent registered public accounting firm with immediate effect on July 24, 2017, following KPMG being dismissed as our prior independent registered public accounting firm on July 20, 2017. The change of auditor followed a recommendation by the Audit Committee to the Board of Directors based on a formal tender process held in 2015, in which KPMG had not participated as KPMG would have been prohibited to serve as AstraZeneca’s U.K. statutory auditor after 2020 due to U.K. auditor rotation rules. PwC was re-elected on May 18, 2018, and will hold office until the 2019 Annual General Meeting of the Company, when it will be proposed to the shareholders that PwC are re-elected as auditors of the Company.

During the year ended December 31, 2016, KPMG did not issue any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the year ended December 31, 2016, and in the subsequent interim period through July 20, 2017, no disagreement occurred over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with reports it issued during such period, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided KPMG with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree. A copy of KPMG’s letter, dated March 5, 2019, in which KPMG states that they agree with such disclosure, is filed herewith as Exhibit 15.7.

During the year ended December 31, 2016, and in the subsequent interim period through July 24, 2017, neither the Company, nor anyone on its behalf, consulted PwC regarding either: (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Company’s financial statements and neither a written report was provided to the Company or oral advice was provided that PwC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (2) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a public limited company incorporated in England and Wales, admitted to the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the U.K. Corporate Governance Code (the “U.K. Code”) in respect of its corporate governance practices. The 2016 edition of the U.K. Code came into effect for reporting periods beginning on or after 17 June 2016 and was effective to the Company for the year ended December 31, 2018. The revised U.K. Corporate Governance Code will be effective for the Company for the year ended December 31, 2019. The Companies Act 2006 (the “U.K. Act”) imposes certain statutory requirements that also influence the Company’s corporate governance practices. The Company has ADRs listed on the NYSE and, under the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

A summary of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies under the NYSE Standards is set forth below.

NYSE Standards	AstraZeneca Corporate Governance Practice
1. Under the NYSE Standards, the audit committee is to be directly responsible for the appointment, compensation, retention and oversight of a listed	Under the U.K. Act, a company’s external auditors are appointed by its shareholders. Under the U.K. Code, the Company’s audit committee is responsible for,

NYSE Standards	AstraZeneca Corporate Governance Practice
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

The Company’s Nomination and Governance Committee and Remuneration Committee have four and five members respectively, including the chairman of the Company’s Board of Directors, with the remainder all being considered by the Company’s Board of Directors to be independent in accordance with the principles and criteria of the U.K. Code. The Company’s chairman was considered to be independent upon his appointment as chairman.

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

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Other Governance information—US corporate governance requirements” (final paragraph only) on page 105 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The information (including tabular data) set forth under the headings “Financial Statements” on pages 142 to 209 (excluding the information set forth under the subheadings “Independent Auditors’ Report to the Members of AstraZeneca PLC” on pages 144 to 148) and “Financial Statements—Group Financial Record” on page 210 , in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 is incorporated by reference.

Please see the information above under the heading Item 5—“Operating and Financial Review and Prospects—Developments in Legal Proceedings” for unaudited information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 29—Commitments and contingent liabilities” on pages 194 to 199 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to this Form 20-F dated March 5, 2019 which is incorporated herein by reference.

The information set out in the above-referenced financial statements does not constitute the Company’s statutory accounts under the U.K. Companies Act for the years ended December 31, 2018, 2017 or 2016. Those accounts have been reported on by the Company’s auditors; their reports were unqualified and did not contain a statement under section 498(2) or (3) of the Companies Act 2006. The accounts for 2017 and 2016 have been delivered to the U.K. registrar of companies and those for 2018 will be delivered in due course.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AstraZeneca PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Statement of Financial Positions of AstraZeneca PLC and its subsidiaries (the “Company”) as of 31 December 2018 and 31 December 2017, and the related Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for each of the two years in the period ended 31 December 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2018 and 31 December 2017, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Directors’ Annual Report on Internal Controls Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
14 February 2019

We have served as the Company’s auditor since 2017.

ITEM 19. EXHIBITS(1)

1.1	Articles of Association of AstraZeneca PLC (incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 6-K filed August 10, 2018 (File No. 001-11960)).

4.1

Letter agreement between AstraZeneca PLC and Pascal Soriot, dated August 27, 2012 (incorporated into this Form 20-F by reference to Exhibit 4.2 of AstraZeneca PLC’s Form 20-F filed March 25, 2013 (File No. 001-11960)).

4.2

Employment Agreement between AstraZeneca UK Limited and Pascal Soriot, dated December 15, 2016 (incorporated into this Form 20-F by reference to Exhibit 4.3 of AstraZeneca PLC’s Form 20-F filed March 7, 2017 (File No. 001-11960)).

4.3

Letter agreement between AstraZeneca PLC and Marc Dunoyer, dated November 12, 2013 (incorporated into this Form 20-F by reference to Exhibit 4.4 of AstraZeneca PLC’s Form 20-F filed March 20, 2014 (File No. 001-11960)).

4.4

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

4.6

Form of Deed of Indemnity for Directors (used for Directors first appointed on or after April 26, 2012) (incorporated into this Form 20-F by reference to Exhibit 4.13 of AstraZeneca PLC’s Form 20-F filed March 20, 2014 (File No. 001-11960)).

8.1	List of significant subsidiaries of AstraZeneca PLC.

12.1	Certification of Pascal Soriot filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Marc Dunoyer filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Pascal Soriot and Marc Dunoyer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1	Annual Report and Form 20-F Information 2018.(2)

15.2

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of AstraZeneca PLC by KPMG LLP in respect of the financial statements as of and for the year ended December 31, 2016.

15.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

15.4	Consent of KPMG LLP, independent registered public accounting firm.

15.5	Consent of IQVIA Solutions HQ Limited.

15.6	Consent of Bureau Veritas UK Limited.

15.7	Letter from KPMG LLP to the SEC.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema.

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.

(1)         Exhibits other than those listed above are omitted when in the opinion of the registrant they are either not applicable or not material. Other Exhibits previously filed have been omitted when in the opinion of the registrant such Exhibits are no longer material.

(2)         Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2018 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

By:	/s/ A C N Kemp
Name: A C N Kemp
Title: Authorized Signatory

London, England
March 5, 2019