Form 20-F
period 2019-12-31
ASTRAZENECA PLC
filed 2020-03-03
CIK 901832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one half of an Ordinary Share of 25¢ each	AZN	The New York Stock Exchange
Ordinary Shares of 25¢ each		The New York Stock Exchange*
2.375% Notes due 2020	AZN 20	The New York Stock Exchange
2.375% Notes due 2022	AZN 22A	The New York Stock Exchange
Floating Rate Notes due 2022	AZN 22B	The New York Stock Exchange
3.500% Notes due 2023	AZN 23	The New York Stock Exchange
7.000% Notes due 2023	AZN / 23	The New York Stock Exchange
Floating Rate Notes due 2023	AZN 23A	The New York Stock Exchange
3.375% Notes due 2025	AZN 25	The New York Stock Exchange
3.125% Notes due 2027	AZN 27A	The New York Stock Exchange
4.000% Notes due 2029	AZN 29	The New York Stock Exchange
6.450% Notes due 2037	AZN 37	The New York Stock Exchange
4.000% Notes due 2042	AZN 42	The New York Stock Exchange
4.375% Notes due 2045	AZN 45	The New York Stock Exchange
4.375% Notes due 2048	AZN 48	The New York Stock Exchange

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

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2019 was:

Title of Class	Number of Shares Outstanding
Ordinary Shares of 25¢ each:	1,312,137,976
Redeemable Preference Shares of £1 each:	50,000

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

Yes ☐  No ☒

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐  No ☐

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2019 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated and submitted on March 3, 2020.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Unless the context otherwise requires, “AstraZeneca” or “Group” refers to the Company and its consolidated entities. Other information contained within AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F, including graphs and tabular data, is not included in this Form 20-F unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Use of terms” on the inside front cover, “Strategic Report—Financial Review—Measuring performance” on page 80, and the tables on page 81, “Additional Information —Trade Marks” on page 267, “—Glossary” on pages 268 to 271 and “—Important information for readers of this Annual Report—Cautionary statement regarding forward-looking statements”, “—Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates”, “—Statements of competitive position, growth rates and sales”, “— AstraZeneca websites”, “—External/third-party websites” and “—Figures” on page 272, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference. References herein to AstraZeneca websites are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F dated March 3, 2020.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.        Selected Financial Data

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Group Financial Record” on page 236, “Additional Information—Shareholder Information—Issued share capital, shareholdings and share prices” and the first table that appears under “—Ordinary Shares in issue” on page 260, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference. The selected financial data incorporated by reference herein is derived from audited financial statements of the Company and its consolidated entities, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, included in AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020.

B.        Capitalization and Indebtedness

Not applicable.

C.        Reason for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

The information (including tabular data) set forth or referenced under the heading “Additional Information—Risk” on pages 246 to 257 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.        History and Development of the Company

The information (including tabular data) set forth under the headings “Additional Information—Shareholder Information—History and development of the Company” on page 259, “Strategic Report—Financial Review— Collaboration Revenue” on pages 82 to 83, “Strategic Report—Financial Review—Financial position —31 December 2019— Business combinations” on page 87, “— Investments, divestments and capital expenditure” on pages 89 to 90, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Board Leadership and Company Purpose” on pages 108 to 109 and “Additional Information—Important information for readers of this Annual Report— AstraZeneca websites” on page 272, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

The United States Securities and Exchange Commission (the “SEC”) maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

B.        Business Overview

The information (including graphs and tabular data) set forth under the headings “Strategic Report—AstraZeneca at a glance” on pages 2 to 3, “—Chairman’s Statement” on page 4, “—Chief Executive Officer’s Review” on pages 5 to 7, “—Strategy” on pages 17 to 19, “—Key Performance Indicators” on pages 20 to 23, “—Business Review” on pages 24 to 26, “—Therapy Area Review” on pages 54 to 73, “— Risk Overview—Managing risk”, “—Risk Overview— Emerging risks” on page 74, “—Risk management embedded in business processes” on pages 74 to 75, “—Brexit” on page 75, “Corporate Governance—Corporate Governance Report—Other Governance information—Global Compliance and Internal Audit Services (IA)” on page 112, “Additional Information— Development Pipeline as at 31 December 2019” on pages 238 to 242, “—Patent Expiries of Key Marketed Products” on pages 243 to 245, “—Sustainability: supplementary information” on page 266, “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 180 to 181, “—Note 6 —Segment information” on pages 185 to 187, and “Additional Information— Important information for readers of this Annual Report—Statements of competitive position, growth rates and sales” on page 272, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

On February 25, 2020, AstraZeneca announced that it had divested its global rights to Movantik (naloxegol), excluding Europe, Canada and Israel, to RedHill Biopharma (RedHill). Movantik is a peripherally acting mu-opioid receptor antagonist (PAMORA) indicated for the treatment of opioid-induced constipation (OIC).

On March 2, 2020, AstraZeneca announced that it had completed a previously communicated agreement with Atnahs Pharma (Atnahs) to divest its global commercial rights to Inderal (propranolol), Tenormin (atenolol), Tenoretic (atenolol, chlorthalidone fixed-dose combination), Zestril (lisinopril) and Zestoretic (lisinopril, hydrochlorothiazide fixed-dose combination).

Geographical Review

This section Item 4—“Information on the Company— Business Overview—Geographical Review” should be read in conjunction with Item 5—“Operating and Financial Review and Prospects—Operating Results” below.

	World			Emerging Markets			U.S.		Europe			Established ROW
2019	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %	Sales $m	Actual %	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %
Oncology:
Tagrisso	3,189	71	74	762	n/m	n/m	1,268	46	474	51	59	685	n/m	n/m
Imfinzi	1,469	n/m	n/m	30	n/m	n/m	1,041	85	179	n/m	n/m	219	n/m	n/m
Lynparza	1,198	85	89	133	n/m	n/m	626	81	287	51	59	152	n/m	n/m
Calquence	164	n/m	n/m	2	n/m	n/m	162	n/m	—	n/m	n/m	—	n/m	n/m
Faslodex	892	(13)	(11)	198	29	36	328	(39)	229	3	9	137	19	17
Zoladex	813	8	13	492	20	28	7	(17)	135	2	7	179	(11)	(10)
Iressa	423	(18)	(15)	286	—	4	17	(33)	70	(36)	(32)	50	(49)	(49)
Arimidex	225	6	11	152	15	21	—	n/m	28	(8)	(3)	45	(9)	(9)
Casodex	200	—	3	127	13	19	—	(88)	16	(20)	(15)	57	(15)	(15)
Others	94	(18)	(17)	29	(6)	(3)	—	n/m	5	(24)	(19)	60	(21)	(22)
Total Oncology	8,667	44	47	2,211	45	52	3,449	43	1,423	35	42	1,584	53	52
CVRM:
Farxiga	1,543	11	14	471	40	48	537	(9)	373	18	25	162	9	10
Brilinta	1,581	20	23	462	42	49	710	21	351	1	7	58	(1)	3
Bydureon	549	(6)	(5)	11	34	39	459	(3)	66	(19)	(14)	13	(32)	(28)
Onglyza	527	(3)	—	176	3	9	230	3	70	(22)	(17)	51	(14)	(12)
Byetta	110	(13)	(11)	12	47	60	68	(9)	19	(35)	(31)	11	(24)	(20)
Other diabetes	52	33	35	1	n/m	n/m	40	18	9	88	n/m	2	23	33
Lokelma	14	n/m	n/m	—	—	—	13	n/m	1	n/m	n/m	—	—	—
Crestor	1,278	(11)	(8)	806	(4)	—	104	(39)	148	(27)	(23)	220	—	1
Seloken/Toprol-XL	760	7	12	686	7	13	37	(5)	25	31	31	12	(11)	(8)
Atacand	221	(15)	(11)	160	2	7	12	(11)	30	(57)	(57)	19	1	7
Others	271	(9)	(6)	193	(6)	(3)	(1)	(91)	59	(16)	(12)	20	(16)	(16)
Total CVRM	6,906	3	6	2,978	10	16	2,209	n/m	1,151	(6)	(1)	568	(2)	n/m
Respiratory:
Symbicort	2,495	(3)	—	547	11	17	829	(4)	678	(12)	(7)	441	2	3
Pulmicort	1,466	14	18	1,190	20	24	110	(5)	81	(10)	(4)	85	1	1
Fasenra	704	n/m	n/m	5	n/m	n/m	482	n/m	118	n/m	n/m	99	n/m	n/m
Daliresp/Daxas	215	14	15	4	(18)	(13)	184	19	26	(8)	(3)	1	32	35
Duaklir	77	(19)	(15)	1	44	49	3	—	71	(22)	(17)	2	(65)	(64)
Bevespi	42	26	26	—	n/m	n/m	42	25	—	n/m	n/m	—	n/m	n/m
Breztri	2	n/m	n/m	—	—	—	—	—	—	—	—	2	n/m	n/m
Others	390	(13)	(9)	240	62	70	3	(88)	133	(38)	(35)	14	(74)	(73)
Total Respiratory	5,391	10	13	1,987	21	27	1,653	17	1,107	(10)	(5)	644	4	4
Other:
Nexium	1,483	(13)	(11)	748	8	14	218	(29)	63	(73)	(72)	454	(4)	(4)
Synagis	358	(46)	(46)	—	(100)	(100)	46	(84)	312	(17)	(17)	—	n/m	n/m
Losec/Prilosec	263	(3)	1	179	11	17	10	43	49	(30)	(26)	25	(27)	(26)
Seroquel XR/IR	191	(47)	(46)	50	(58)	(57)	34	(69)	88	(18)	(14)	19	(30)	(30)
Others	306	(23)	(20)	12	(77)	(81)	128	(4)	157	(1)	2	9	(84)	(67)
Total Other	2,601	(24)	(21)	989	(3)	1	436	(48)	669	(29)	(28)	507	(14)	(12)
Total Product Sales	23,565	12	15	8,165	18	24	7,747	13	4,350	(2)	2	3,303	17	18

	World			Emerging Markets			U.S.		Europe			Established ROW
2018	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %	Sales $m	Actual %	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %
Oncology:
Tagrisso	1,860	95	93	347	n/m	n/m	869	n/m	314	68	61	330	45	43
Imfinzi	633	n/m	n/m	6	n/m	n/m	564	n/m	27	n/m	n/m	36	n/m	n/m
Lynparza	647	n/m	n/m	51	n/m	n/m	345	n/m	190	46	41	61	n/m	n/m
Calquence	62	n/m	n/m	—	—	—	62	n/m	—	—	—	—	—	—
Faslodex	1,028	9	9	154	34	41	537	9	221	(14)	(19)	116	49	46
Zoladex	752	2	2	409	16	18	8	(47)	133	(6)	(10)	202	(11)	(12)
Iressa	518	(2)	(4)	286	14	12	26	(33)	109	(3)	(8)	97	(23)	(25)
Arimidex	212	(2)	(3)	132	12	11	—	n/m	31	(9)	(9)	49	(16)	(17)
Casodex	201	(7)	(8)	113	5	2	1	n/m	20	(9)	(9)	67	(22)	(23)
Others	115	1	(1)	30	29	30	—	—	8	20	20	77	(7)	(8)
Total Oncology	6,028	50	49	1,528	36	37	2,412	n/m	1,053	19	14	1,035	16	14
CVRM:
Farxiga	1,391	30	30	336	45	52	591	21	315	30	24	149	34	34
Brilinta	1,321	22	21	326	46	48	588	16	348	18	13	59	16	16
Bydureon	584	2	1	8	(11)	(11)	475	4	81	(8)	(13)	20	5	5
Onglyza	543	(11)	(11)	172	32	34	223	(30)	89	(14)	(18)	59	4	4
Byetta	126	(28)	(28)	8	(33)	(33)	74	(35)	29	(15)	(15)	15	(6)	(6)
Other diabetes	39	(26)	(26)	(1)	n/m	n/m	34	(35)	5	n/m	n/m	1	n/m	n/m
Lokelma	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Crestor	1,433	(39)	(40)	841	7	7	170	(54)	203	(70)	(71)	219	(60)	(60)
Seloken/Toprol-XL	712	2	4	641	8	10	39	5	19	(63)	(63)	13	—	—
Atacand	260	(13)	(12)	157	(12)	(7)	13	(32)	70	(19)	(20)	20	18	18
Others	301	(11)	(12)	207	1	—	(1)	n/m	71	(17)	(23)	24	(44)	(44)
Total CVRM	6,710	(8)	(8)	2,695	14	15	2,206	(7)	1,230	(26)	(29)	579	(33)	(34)
Respiratory:
Symbicort	2,561	(9)	(10)	495	13	14	862	(22)	773	(6)	(10)	431	(3)	(4)
Pulmicort	1,286	9	8	995	18	17	116	(26)	90	(2)	(8)	85	(3)	(5)
Fasenra	297	n/m	n/m	1	n/m	n/m	218	n/m	32	n/m	n/m	46	n/m	n/m
Daliresp/ Daxas	189	(5)	(5)	5	25	25	155	(7)	28	8	4	1	—	—
Duaklir	95	20	14	1	n/m	n/m	—	—	91	18	12	3	50	50
Bevespi	33	n/m	n/m	—	—	—	33	n/m	—	—	—	—	—	—
Breztri	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Others	450	4	2	147	40	38	32	(55)	215	6	3	56	—	—
Total Respiratory	4,911	4	3	1,644	18	18	1,416	(6)	1,229	1	(4)	622	5	4
Other:
Nexium	1,702	(13)	(14)	690	1	1	306	(39)	235	(6)	(11)	471	(10)	(11)
Synagis	665	(3)	(3)	1	n/m	n/m	287	(9)	377	2	2	—	—	—
Losec/Prilosec	272	—	(2)	161	15	11	7	(36)	70	(9)	(12)	34	(21)	(21)
Seroquel XR / IR	361	(29)	(31)	118	(22)	(23)	108	(44)	107	(16)	(20)	28	(26)	(26)
Others	400	(46)	(46)	54	(82)	(78)	134	(9)	158	(7)	(14)	54	(56)	(57)
Total Other	3,400	(18)	(19)	1,024	(19)	(19)	842	(28)	947	(5)	(8)	587	(19)	(20)
Total Product Sales	21,049	4	4	6,891	12	13	6,876	11	4,459	(6)	(10)	2,823	(8)	(9)

	World			Emerging Markets			U.S.		Europe			Established ROW
2017	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %	Sales $m	Actual %	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %
Oncology:
Tagrisso	955	126	126	135	n/m	n/m	405	59	187	146	142	228	175	183
Imfinzi	19	n/m	n/m	—	—	—	19	n/m	—	—	—	—	—	—
Lynparza	297	36	35	18	n/m	n/m	141	11	130	60	58	8	n/m	n/m
Calquence	3	n/m	n/m	—	—	—	3	n/m	—	—	—	—	—	—
Faslodex	941	13	13	115	20	18	492	12	256	12	11	78	15	18
Zoladex	735	(10)	(10)	353	(1)	(1)	15	(57)	141	(10)	(8)	226	(16)	(15)
Iressa	528	3	3	251	8	8	39	70	112	(7)	(8)	126	(8)	(6)
Arimidex	217	(6)	(4)	118	7	10	7	(50)	34	(8)	(8)	58	(18)	(15)
Casodex	215	(13)	(11)	108	1	4	(1)	n/m	22	(19)	(19)	86	(23)	(21)
Others	114	10	13	28	12	16	—	—	3	(63)	(63)	83	17	20
Total Oncology	4,024	19	19	1,126	19	20	1,120	25	885	21	20	893	10	12
CVRM:
Farxiga	1,074	29	28	232	74	73	489	7	242	29	28	111	91	90
Brilinta	1,079	29	29	224	19	21	509	46	295	14	13	51	16	11
Bydureon	574	(1)	(1)	9	125	75	458	(1)	88	(12)	(11)	19	73	73
Onglyza	611	(15)	(16)	130	(8)	(10)	320	(15)	104	(21)	(21)	57	(19)	(20)
Byetta	176	(31)	(30)	12	(50)	(50)	114	(30)	34	(24)	(22)	16	(24)	(24)
Other diabetes	53	33	33	1	n/m	n/m	52	30	—	—	—	—	—	—
Lokelma	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Crestor	2,365	(30)	(30)	784	9	11	373	(70)	666	(23)	(23)	542	(8)	(6)
Seloken/Toprol-XL	695	(6)	(4)	593	11	12	37	(61)	52	(42)	(41)	13	(19)	(19)
Atacand	300	(5)	(3)	178	10	12	19	(47)	86	(11)	(11)	17	(15)	(15)
Others	339	(6)	(5)	204	(11)	(7)	—	—	92	(23)	(24)	43	(14)	(12)
Total CVRM	7,266	(10)	(10)	2,367	11	12	2,371	(26)	1,659	(12)	(13)	869	(1)	—
Respiratory:
Symbicort	2,803	(6)	(6)	439	9	10	1,099	(12)	819	(10)	(10)	446	2	2
Pulmicort	1,176	11	12	840	20	23	156	(10)	92	(7)	(8)	88	(2)	(1)
Fasenra	1	n/m	n/m	—	—	—	1	n/m	—	—	—	—	—	—
Daliresp/Daxas	198	29	28	4	—	—	167	25	26	73	73	1	—	—
Duaklir	79	25	25	—	n/m	n/m	—	—	77	24	24	2	—	—
Bevespi	16	n/m	n/m	—	—	—	16	n/m	—	—	—	—	—	—
Breztri	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Others	433	(11)	(10)	105	(24)	(24)	70	(19)	202	1	2	56	(5)	(7)
Total Respiratory	4,706	(1)	(1)	1,388	12	13	1,509	(8)	1,216	(5)	(5)	593	1	1
Other:
Nexium	1,952	(4)	(3)	684	(1)	2	499	(10)	248	(1)	(3)	521	(3)	(1)
Synagis	687	1	1	—	—	—	317	(2)	370	5	5	—	—	—
Losec/Prilosec	271	(2)	(1)	140	9	10	11	10	77	(7)	(7)	43	(22)	(20)
Seroquel XR / IR	509	(47)	(47)	151	(5)	(4)	193	(66)	128	(32)	(32)	37	(17)	(17)
Others	737	(34)	(34)	293	(41)	(39)	149	(13)	170	(39)	(42)	125	(29)	(29)
Total Other	4,156	(18)	(17)	1,268	(14)	(12)	1,169	(28)	993	(14)	(15)	726	(11)	(9)
Total Product Sales	20,152	(5)	(5)	6,149	6	8	6,169	(16)	4,753	(6)	(7)	3,081	—	1

All commentary in “—Geographical Review” relates to Product Sales. The market definitions used in the geographical areas review below are defined in the Glossary on page 268 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as Exhibit 15.1 to this Form 20-F dated and submitted on March 3, 2020.

2019 in brief

Product Sales increased by 12% (CER: 15%) in 2019 to $23,565 million (2018: $21,049 million; 2017: $20,152 million) with growth across all three Therapy Areas at actual and CER.

Sales of New Medicines increased by 59% (CER: 62%) to $9,906 million, including new-medicine growth in Emerging Markets of 75% (CER: 84%) to $1,865 million. New Medicines represented 42% of total Product Sales (2018: 30%).

In 2019, Product Sales in Emerging Markets increased by 18% (CER: 24%) to $8,165 million (2018: $6,891 million; 2017: $6,149 million). New Medicines represented 23% of Emerging Markets’ sales, up from 15% in 2018.

Sales of specialty-care medicines increased by 44% (CER: 52%) to $2,678 million and comprised 33% of Emerging Markets Product Sales in 2019 (2018: 27%).

China sales, comprising 60% of total Emerging Markets sales, increased by 29% (CER: 35%) to $4,880 million (2018: $3,795 million; 2017: $2,955 million). New Medicines delivered particularly encouraging sales growth, representing 19% of China sales, up from 11% in 2018.

In Emerging Markets, excluding China, sales increased by 6% (CER: 12%) to $3,284 million (2018: $3,096 million; 2017: $3,194 million). New Medicines represented 29% of Product Sales in 2019 increasing by 45% (CER: 53%). The performance was underpinned by strong growth with every Emerging Markets sub-region delivering growth at CER.

Sales in the U.S. increased by 13% to $7,747 million (2018: $6,876 million; 2017: $6,169 million).

In Europe, sales declined by 2% (CER: increased by 2%) to $4,350 million (2018: $4,459 million; 2017: $4,753 million), reflecting a strong performance by Oncology offset by the impact of a decline in Nexium and legacy Respiratory (which includes Pulmicort, Symbicort, Daliresp/Daxas and Duaklir) in 2019. Oncology sales in Europe increased by 35% (CER: 42%) to $1,423 million driven by growth in Tagrisso, Imfinzi and Lynparza, representing 33% of Europe sales. Sales of Nexium declined by 73% (CER: 72%) to $63 million (2018: $235 million; 2017: $248 million) and legacy Respiratory declined by 17% (CER: 13%) to $989 million reflecting declines in sales of Symbicort and Pulmicort.

Sales in the Established ROW region grew by 17% (CER: 18%) to $3,303 million (2018: $2,823 million; 2017: $3,081 million).

Japan, comprising 77% of total Established ROW sales, grew by 27% (CER: 26%) to $2,548 million (2018: $2,004 million; 2017: $2,208 million). Sales of New Medicines in Japan were $1,149 million, driven by largely by sales of Tagrisso, which increased by 100% (CER: 97%) to $633 million (2018: $317 million; 2017: $219 million). However, sales were adversely impacted in the final quarter of 2019 by a 15% mandated price reduction that took effect from 1 November 2019.

2018 in brief

Sales increased by 4% (CER: 4%) in 2018 to $21,049 million (2017: $20,152 million), reflecting the performance of New Medicines and sustained strength of Emerging Markets.

In 2018, sales in Emerging Markets increased by 12% (CER: 13%) to $6,891 million (2017: $6,149 million). Sales of New Medicines represented 15% of Emerging Markets’ sales, up from 10% in 2017.

China sales comprising 55% of total Emerging Markets sales, increased by 28% (CER: 25%) to $3,795 million (2017: $2,955 million). New Medicines delivered particularly encouraging sales growth, representing 11% of China sales, up from 7% in 2017.

In Emerging Markets, excluding China, sales declined by 3% (CER: increased by 1%) to $3,096 million (2017: $3,194 million), partly due to the loss of Product Sales as a result of divestments. However, the last quarter of 2018 saw a significantly-improved performance as the impact of divestments diminished, with every Emerging Markets sub-region delivering growth at CER.

Sales in the U.S. increased by 11% to $6,876 million (2017: $6,169 million). New Medicines represented 48% of U.S. Product Sales in 2018, up from 26% in 2017.

In Europe, sales declined by 6% (CER: 10%) to $4,459 million (2017: $4,753 million), reflecting the impact of the entry of generic Crestor medicines in various European markets in 2017 and continued competitive and price pressures. Excluding sales of Crestor, Europe sales increased by 4% to $4,256 million (2017: $4,087 million). Crestor sales in Europe declined by 70% (CER: 71%) to $203 million (2017: $666 million) and represented 5% of

Europe sales. New Medicines delivered an encouraging performance in 2018, representing 28% of Europe sales, up from 18% in 2017.

Sales in the Established ROW region decreased by 8% (CER: 9%) to $2,823 million (2017: $3,081 million). New Medicines represented 24% of Established ROW sales, up from 13% in 2017.

Japan, comprising 71% of total Established ROW sales, declined by 9% (CER: 11%) to $2,004 million (2017: $2,208 million). The impact of the entry of generic Crestor medicines was felt faster than expected; the biennial price reduction also adversely affected sales. Excluding sales of Crestor, Japan sales increased by 7% (CER: 5%) to $1,838 million (2017: $1,719 million). Crestor sales in Japan declined by 66% (CER: 67%) to $166 million (2017: $489 million) and represented 8% of Japan sales. Sales of Tagrisso in Japan increased by 45% (CER: 43%) to $317 million (2017: $219 million), reflecting increasing use as a 1st-line treatment, following approval in this setting in the third quarter of 2018. Focused activities to maximise testing and utilisation rates in the 2nd-line indication also supported the growth in Product Sales.

2017 in brief

Sales decreased by 5% in 2017 to $20,152 million.

In 2017, Product Sales in Emerging Markets increased by 6% (CER: 8%) to $6,149 million. China sales grew by 12% (CER: 15%) to $2,955 million, representing 48% of total Emerging Markets sales. Onglyza and Iressa were included on the National Reimbursement Drug List (“NRDL”) in China in 2017, as were Brilinta, Faslodex and Seroquel XR. Crestor also had its 2nd-line usage restriction removed and Zoladex was reclassified from the hormone and endocrine classification to oncology, which is expected to continue to support growth. Tagrisso was launched in China in April 2017.

In Emerging Markets, excluding China, Latin America sales were impacted by ongoing economic conditions, with sales in Latin America (ex-Brazil) declining by 12% (CER: 10%) to $453 million. Brazil sales increased by 4% (CER: decreased by 5%) to $361 million. Russia sales decreased by 1% (CER: 14%) to $231 million.

Sales in the U.S. decreased by 16% to $6,169 million. The decline reflected generic medicine launches that impacted sales of Crestor and Seroquel XR. Unfavourable managed-care pricing and continued competitive intensity impacted sales of Symbicort, which declined by 12% to $1,099 million. The Oncology sales platform in the U.S., however, grew by 25% to $1,120 million, primarily reflecting encouraging Tagrisso sales growth of 59% to $405 million. The New CVRM sales platform grew by 5% in the U.S. to $1,942 million, reflecting strong performances from Farxiga and Brilinta. Brilinta grew by 46% in the U.S. to $509 million.

Sales in Europe decreased by 6% (CER: 7%) to $4,753 million. The Oncology sales platform in Europe grew by 21% (CER: 20%) to $885 million, partly driven by Tagrisso sales of $187 million. Lynparza sales of $130 million represented growth of 60% (CER: 58%). Forxiga sales growth of 29% (CER: 28%) to $242 million was accompanied by Brilique growth of 14% (CER: 13%) to $295 million. These performances were more than offset by declines in other areas, including a 10% (CER: 10%) decline in Symbicort sales to $819 million. Symbicort maintained its position, however, as the number one ICS/LABA medicine, despite competition from branded and analogue medicines. Crestor sales declined by 23% (CER: 23%) to $666 million, reflecting the entry of generic medicines in certain markets in 2017.

Sales in the Established ROW region in 2017 remained stable (CER: increased by 1%) at $3,081 million. Japan sales increased by 1% (CER: 4%) to $2,208 million, partly reflecting the launch of Tagrisso and a new label for Faslodex. EGFR T790M-mutation testing rates in Japan continued to exceed 90% through 2017, with full-year Tagrisso sales of $219 million reflecting a high penetration rate in the currently-approved 2nd-line setting. Faslodex sales in Japan were favourably impacted by a new label in 2017; where sales in Japan increased by 14% (CER: 17%) to $72 million.

The first Crestor competitor medicine was launched in Japan in the third quarter of 2017 and further generic competition entered the market in the fourth quarter of 2017. Full-year Crestor sales in Japan declined by 6% (CER: 4%) to $489 million. Nexium sales in Japan increased by 1% (CER: 4%) in 2017 to $439 million and sales of Forxiga increased by 89% (CER: 93%) in 2017 to $53 million.

Sales by Region in 2019

Emerging Markets

Sales in Emerging Markets increased by 18% (CER: 24%) to $8,165 million (2018: $6,891 million; 2017: $6,149 million).

Oncology

Oncology sales in Emerging Markets increased by 45% (CER: 52%) to $2,211 million (2018: $1,528 million; 2017: $1,126 million).

Tagrisso sales in Emerging Markets increased by 120% (CER: 130%) to $762 million (2018: $347 million; 2017: $135 million), with notable growth in China. In early 2019, Tagrisso benefitted from being added to the 2018 NRDL by the China National Healthcare Security Administration (NHSA) as a treatment for patients with Stage IV EGFR T790M-mutated NSCLC.

Lynparza sales of $133 million (2018: $51 million; 2017: $18 million) in Emerging Markets were up by 161% (CER: 177%), and reflected the regulatory approval of Lynparza as a 2nd-line maintenance treatment of patients with ovarian cancer by the China National Medical Products Administration (NMPA); Lynparza was recently admitted to the China NRDL for the same indication, with effect from January 2020. Ongoing MSD co-promotion efforts also contributed to sales.

Imfinzi sales in Emerging Markets showed significant growth of 400% (CER: 421%) to $30 million (2018: $6 million, 2017: $nil).

Emerging Markets sales of Iressa were stable in 2019 (up by 4% at CER) at $286 million; Iressa continued to be included on the China volume-based procurement programme.

Sales of Faslodex in Emerging Markets grew by 29% (CER: 36%) to $198 million (2018: $154 million; 2017: $115 million).

Zoladex sales in Emerging Markets increased by 20% (CER: 28%) to $492 million in 2019 (2018: $409 million; 2017: $353 million).

CVRM

CVRM sales in Emerging Markets increased by 10% (CER: 16%) to $2,978 million (2018: $2,695 million; 2017: $2,367 million).

Forxiga sales in Emerging Markets increased by 40% in 2019 (CER: 48%) to $471 million (2018: $336 million; 2017: $232 million), reflecting growth in the sodium-glucose transport protein 2 (SGLT-2) class at the expense of the dipeptidyl-peptidase 4 class; there was also a further improvement in levels of access. Forxiga was admitted to the China NRDL with effect from the start of 2020.

Onglyza sales in Emerging Markets grew by 3% (CER: 9%) to $176 million (2018: $172 million; 2017: $130 million) driven by performance in China.

Sales of Brilinta in Emerging Markets increased by 42% (CER: 49%) to $462 million (2018: $326 million; 2017: $224 million).

Sales of Crestor Emerging Markets declined by 4% (CER: stable) to $806 million (2018: $841 million; 2017: $784 million). The performance was adversely impacted in the final quarter of 2019 by the effect of volume-based procurement in China.

Respiratory

Respiratory sales in Emerging Markets increased by 21% (CER: 27%) to $1,987 million (2018: $1,644 million; 2017: $1,388 million).

Sales of Symbicort in Emerging Markets grew by 11% (CER: 17%) to $547 million (2018: $495 million; 2017: $439 million) reflecting particularly strong performances in China, Latin America and Asia Pacific.

Pulmicort sales in Emerging Markets increased by 20% (CER: 24%) to $1,190 million (2018: $995 million; 2017: $840 million), representing 81% of global sales of Pulmicort. The performance in China was strengthened by higher levels of demand and was underpinned by the impact of AstraZeneca’s support in China for over 17,500 nebulisation centres.

Other

Other sales in Emerging Markets decreased by 3% (CER: increased by 1%) to $989 million in 2019 (2018: $1,024 million; 2017: $1,268 million).

Nexium sales in Emerging Markets increased by 8% (CER: 14%) in 2019 to $748 million (2018: $690 million; 2017: $684 million).

Losec sales in Emerging Markets increased by 11% (CER: 17%) to $179 million (2018: $161 million; 2017: $140 million).

U.S.

Sales in the U.S. increased by 13% to $7,747 million (2018: $6,876 million; 2017: $6,169 million).

Oncology

Oncology sales in the U.S. increased by 43% to $3,449 million (2018: $2,412 million; 2017: $1,120 million).

Tagrisso sales in the U.S. grew by 46% to $1,268 million (2018: $869 million; 2017: $405 million) reflecting continued demand with Tagrisso established as a new standard of care medicine (SoC) in the 1st-line setting.

Imfinzi is approved in the U.S. and more than 60 other countries for the treatment of patients with unresectable, Stage III NSCLC whose disease has not progressed following platinum-based chemoradiation therapy. It is also approved for the 2nd-line treatment of patients with locally advanced or metastatic urothelial carcinoma (bladder cancer) in 15 countries, including the U.S. Sales of Imfinzi in the U.S. amounted to $1,041 million (2018: $564 million; 2017: $19 million) with growth in 2019 of 85%.

Iressa sales in the U.S. declined by 33% to $17 million (2018: $26 million; 2017: $39 million) due to the growing use of Tagrisso.

Sales of Lynparza in the U.S. grew by 81% in 2019 to $626 million (2018: $345 million; 2017: $141 million), driven by the launch in the 1st-line BRCAm ovarian cancer setting at the end of 2018. Lynparza remained the leading medicine in the U.S. in the PARP-inhibitor class, as measured by total prescription volumes in both ovarian and breast cancer.

Sales of Calquence in the U.S. amounted to $162 million (2018: $62 million; 2017: $3 million). Calquence was approved by the U.S. FDA for the treatment of chronic lymphocytic leukaemia (CLL) and small lymphocytic lymphoma (SLL) in November 2019.

Faslodex sales in the U.S. decreased by 39% to $328 million (2018: $537 million; 2017: $492 million), reflecting the launch of multiple generic Faslodex medicines.

Zoladex sales in the U.S. amounted to $7 million; a reduction of 17% (2018: $8 million; 2017: $15 million).

CVRM

CVRM sales in the U.S. remained stable at $2,209 million (2018: $2,206 million; 2017: $2,371 million).

Farxiga sales in the U.S. declined by 9% to $537 million (2018: $591 million; 2017: $489 million), impacted by changes in formulary access for competitor medicines at the beginning of 2019. The level of sales growth in the U.S. in 2019 was also adversely affected by the impact on price from increased levels of competition, the mix of sales and managed markets. There were favourable movements in the share of new-to-brand prescriptions in the second half, however, as a result of a label update in the U.S. to reflect results from the DECLARE CVOT.

Bydureon sales in the U.S. decreased by 3% to $459 million (2018: $475 million; 2017: $458 million), resulting from the pricing impact of managed markets and the transition to the BCise device.

Sales of Brilinta in the U.S., at $710 million (2018: $588 million; 2017: $509 million), represented an increase of 21% for 2019, driven primarily by increasing levels of demand in both hospital and retail settings, as well as a lengthening in the average-weighted duration of treatment, reflecting the growing impact of 90-day prescriptions.

Crestor sales in the U.S. declined by 39% to $104 million (2018: $170 million; 2017: $373 million), reflecting the ongoing effect of competition from generic medicines.

Respiratory

Respiratory sales in the U.S. increased by 17% to $1,653 million (2018: $1,416 million; 2017: $1,509 million).

Sales of Symbicort in the U.S. declined by 4% to $829 million (2018: $862 million; 2017: $1,099 million), partly driven by the impact of continued pricing pressure and managed-market rebates.  Building on this performance, AstraZeneca entered an agreement in January 2020 with Prasco, LLC to distribute an authorised-generic version of Symbicort in the U.S.

Pulmicort sales in the U.S. declined by 5% to $110 million (2018: $116 million; 2017: $156 million), a consequence of the medicine’s legacy status.

Fasenra sales in the U.S. grew by 121% to $482 million in 2019 (2018: $218 million; 2017: $1 million), following approval at the end of 2019. In patients with severe, uncontrolled asthma, Fasenra ended 2019 as the leading novel biologic medicine, as measured by new prescriptions.

Daliresp/Daxas sales in the U.S., representing 86% of global sales, grew by 19% to $184 million (2018: $155 million; 2017: $167 million), driven by favourable affordability-programme changes and inventory movements.

Bevespi generated sales of $42 million in 2019 with growth of 25% and saw prescriptions in the period track in-line with other LAMA/LABA launches; however, growth has been slower than anticipated.

Other

Other sales in the U.S. decreased by 48% to $436 million (2018: $842 million; 2017: $1,169 million).

Nexium sales in the U.S. declined by 29% to $218 million (2018: $306 million; 2017: $499 million) reflecting its 2015 loss of exclusivity.

Synagis sales in the U.S. declined by 84% to $46 million (2018: $287 million; 2017: $317 million). In January 2019, the Group completed an agreement with Swedish Orphan Biovitrum AB (Sobi) for the sale and licence of the rights to Synagis in the U.S.

Sales of Seroquel XR/IR in the U.S. declined by 69% to $34 million (2018: $73 million; 2017: $175 million), reflecting the ongoing impact of generic-medicine competition.

Europe

Product Sales in Europe decreased by 2% (CER: increased by 2%) to $4,350 million (2018: $4,459 million; 2017: $4,753 million).

Oncology

Oncology sales in Europe increased by 35% (CER: 42%) to $1,423 million (2018: $1,053 million; 2017: $885 million).

Tagrisso sales in Europe of $474 million (2018: $314 million; 2017: $187 million) represented growth of 51% (CER: 59%), driven by emerging use in the 1st-line setting as more countries granted reimbursement, as well as continued strong levels of demand in the 2nd-line setting.

Sales of Imfinzi in Europe amounted to $179 million in 2019 (2018: $27 million; 2017: $nil) following recent approvals and launches.

Lynparza sales in Europe increased by 51% (CER: 59%) to $287 million (2018: $190 million; 2017: $130 million), driven by increasing levels of reimbursement and BRCA-testing rates, as well as the recent 1st-line ovarian- and breast-indication launches.

Iressa sales declined in Europe by 36% (CER: 32%) to $70 million (2018: $109 million; 2017: $112 million), given the growing use of Tagrisso.

Sales of Faslodex in Europe, where generic competitor medicines are established, grew by 3% (CER: 9%) to $229 million (2018: $221 million; 2017: $256 million).

Zoladex sales in Europe grew by 2% (CER: 7%) to $135 million (2018: $133 million; 2017: $141 million).

CVRM

CVRM sales in Europe decreased by 6% (CER: 1%) to $1,151 million (2018: $1,230 million; 2017: $1,659 million).

Forxiga sales in Europe increased by 18% (CER: 25%) to $373 million (2018: $315 million; 2017: $242 million) partly reflecting growth in the SGLT-2 class.

Bydureon sales in Europe declined by 19% (CER: 14%) to $66 million (2018: $81 million; 2017: $88 million).

Onglyza sales in Europe declined by 22% (CER: 17%) to $70 million (2018: $89 million; 2017: $104 million), highlighting the broader trend of a shift away from the dipeptidyl peptidase-4 inhibitor class.

Sales of Brilique in Europe increased by 1% (CER: 7%) to $351 million (2018: $348 million; 2017: $295 million), driven by performances in Spain, Italy and the U.K.

Crestor sales in Europe declined by 27% (CER: 23%) to $148 million (2018: $203 million; 2017: $666 million), reflecting the ongoing impact of the entry of multiple Crestor generic medicines that began in 2017.

Respiratory

Respiratory sales in Europe decreased by 10% (CER: 5%) to $1,107 million (2018: $1,229 million; 2017: $1,216 million).

Symbicort sales in Europe declined by 12% (CER: 7%) to $678 million (2018: $773 million; 2017: $819 million), driven by price competition and government pricing interventions.

Sales of Pulmicort in Europe declined by 10% (CER: 4%) to $81 million (2018: $90 million; 2017: $92 million), a consequence of the medicine’s legacy status.

Fasenra sales in Europe in 2019 of $118 million (2018: $52 million; 2017: $nil) represented an increase of 268% (CER: 287%).

Sales of Daliresp/Daxas in Europe decreased by 8% (CER: 3%) to $26 million (2018: $28 million; 2017: $26 million).

In 2019, the overwhelming majority of sales of Duaklir were in Europe, where sales decreased by 22% (CER: 17%) to $71 million (2018: $91 million; 2017: $77 million), mainly a result of an adverse performance in Germany.

Other

Other sales in Europe decreased by 29% (CER: 28%) to $669 million (2018: $947 million; 2017: $993 million).

Sales of Nexium in Europe declined by 73% (CER: 72%) to $63 million (2018: $235 million; 2017: $248 million), following divestment of prescription medicine rights to Grünenthal in 2018.

Established ROW

Sales in the Established ROW region grew by 17% (CER: 18%) to $3,303 million (2018: $2,823 million; 2017: $3,081 million).

Oncology

Oncology sales in the Established ROW region increased by 53% (CER: 52%) to $1,584 million (2018: $1,035 million; 2017: $893 million).

Sales of Tagrisso in Japan increased by 100% (CER: 97%) to $633 million (2018: $317 million; 2017: $219 million), however, sales were adversely impacted in the fourth quarter of 2019 by a 15% mandated price reduction that took effect from 1 November 2019.

Imfinzi sales in Japan totalled $211 million (2018: $35 million; 2017: $nil) reflected encouraging levels of demand, supported by higher CRT and treatment rates.

Following its launch in 2018 for the treatment of metastatic breast cancer, Japan sales of Lynparza amounted to $130 million in 2019, representing growth of 170% (167% at CER).

In Japan, Faslodex sales grew by 20% (CER: 19%) to $131 million (2018: $109 million; 2017: $72 million).

Sales of Zoladex in the Established ROW region fell by 11% (CER: 10%) to $179 million (2018: $202 million; 2017: $226 million), driven by the effects of increased competition.

CVRM

CVRM sales in the Established ROW region decreased by 2% (CER: stable) to $568 million (2018: $579 million; 2017: $869 million).

Sales of Forxiga in the Established ROW region increased by 9% (CER: 10%) to $162 million (2018: $149 million; 2017: $111 million). In Japan, sales to the collaborator, Ono Pharmaceutical Co., Ltd, which records in-market sales, increased by 16% (CER: 14% ) to $87 million.

In Japan, where AstraZeneca collaborates with Shionogi Co. Ltd, Crestor sales grew by 3% (CER: 2%) to $171 million (2018: $166 million; 2017: $489 million). This followed a period of decline resulting from the entry of multiple generic Crestor medicines in the Japan market at the end of 2017.

Respiratory

Respiratory sales in the Established ROW region increased 4% (CER: 4%) to $644 million (2018: $622 million; 2017: $593 million).

Symbicort sales in the Established ROW region increased by 2% (CER: 3%) to $441 million (2018: $431 million; 2017: $446 million). In Japan, sales increased by 9% (CER: 7%) to $226 million (2018: $207 million; 2017: $205 million), supported by the impact of AstraZeneca regaining full rights, following termination earlier in 2019 of the Astellas co-promotion agreement.

Fasenra has been approved in 53 countries, including Japan for the treatment of severe, uncontrolled eosinophilic asthma. Fasenra sales in Japan amounted to $86 million (2018: $45 million; 2017: $nil) with growth of 91% (CER: 89%).

Breztri Product Sales in 2019 were $2 million (2018: $nil; 2017: $nil)) and occurred entirely in Japan, having received regulatory approval there in early 2019.

Other

Other sales in the Established ROW region decreased by 14% (CER: 12%) to $507 million (2018: $587 million; 2017: $726 million).

In Japan, where AstraZeneca collaborates with Daiichi Sankyo Company, Ltd., Nexium sales declined by 1% (CER: 2%) to $401 million (2018: $405 million; 2017: $439 million).

Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012

AstraZeneca is a global, innovation-driven biopharmaceutical business with operations in over 100 countries and its innovative medicines are used by millions of patients worldwide. AstraZeneca has a legal entity based in Iran, AstraZeneca Pars Company (“AstraZeneca Pars”), which has no employees, and is owned by non-U.S. Group companies. In July 2017, AstraZeneca Pars submitted regulatory applications to the Iranian Food and Drug Administration and subsequently received marketing authorizations for several products. AstraZeneca Pars has not entered into any commercial transaction since its incorporation; products registered under AstraZeneca Pars are exclusively sold by a third-party distributor.

AstraZeneca, through one of its non-U.S. Group companies that is neither a U.S. person nor a foreign subsidiary of a U.S. person, currently has sales of prescription pharmaceuticals in Iran solely through a single third-party distributor, which uses three known entities in the Iranian distribution chain. At this time, none of AstraZeneca’s U.S. entities are involved in any business activities in Iran, or with the Iranian government. To the best knowledge of the management of AstraZeneca, the third-party distributor used by AstraZeneca is not owned or controlled by the Iranian government and AstraZeneca does not have any agreements, commercial arrangements, or other contracts with the Iranian government. However, AstraZeneca understands that one of the independent sub-distributors of AstraZeneca’s third-party distributor is likely to be indirectly controlled by the Iranian government. Further, AstraZeneca’s third-party distributor may initiate payments using banks associated with the government of Iran for the purchase of AstraZeneca products. Finally, Government agencies, hospitals and institutions may purchase AstraZeneca products from the third party distributor or the sub-distributors.

On February 11, 2017, a non-U.S. Group company that is neither a U.S. person nor a foreign subsidiary of a U.S. person entered into a memorandum of understanding with the Iranian Ministry of Health, whereby AstraZeneca committed to improving the overall quality of healthcare and ensuring that Iranian patients have access to the latest innovative and cost-effective medicines. The memorandum of understanding is still in effect. During 2017, 2018, AstraZeneca, through a distributor, conducted health care provider education programs in Iran, including for employees of hospitals owned or controlled by the Iranian Ministry of Health. In this context, AstraZeneca may make additional products available in Iran in the future; where required, relevant U.S. licenses will be sought.

For the year ended December 31, 2019, the Company’s gross revenues and net profits attributable to the above-mentioned Iranian activities were $16.9 million and $5.2 million respectively. For the same period, AstraZeneca’s gross revenues and net profits were $24.4 billion and $1.2 billion, respectively. Accordingly, the gross revenues and net profits attributable to the above-mentioned Iranian activities amounted to approximately 0.069% of AstraZeneca’s gross revenues and approximately 0.43% of its net profits.

At the time of publication, the management of AstraZeneca does not anticipate any change in its activities in Iran that would result in a material impact on AstraZeneca.

C.        Organizational Structure

The information (including tabular data) set forth under the headings “Additional Information—Shareholder Information— Directors’ Report—Subsidiaries and principal activities” on page 263 and “Financial Statements—Group Subsidiaries and Holdings” on pages 227 to 230, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

D.        Property, Plant and Equipment

Please see the information below under the heading Item 5—“Operating and Financial Review and Prospects—Operating Results—2019 compared with 2018”. The information (including tabular data) set forth under the headings “Strategic Report—Business Review—Innovative science—R&D resources” on page 29, “—Delivering growth—Operations” on pages 37 to 39 and “—Delivering growth—Information technology and information services resources” on page 42, “Strategic Report—Financial Review—Financial position— 31 December 2019—Property, plant and equipment” on page 87, “Additional Information—Risk— Risks and uncertainties—Legal, regulatory and compliance risks—Failure to adhere to applicable laws, rules and regulations” on page 255, “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on page 188, “—Note 29—Commitments and contingent liabilities—Environmental costs and liabilities” on page 220, “—Note 8—Leases” on page 189 and “Additional Information—Shareholder Information—Property” on page 259, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Chief Executive Officer’s Review—Global Product Sales by therapy area” on page 7, “Strategic Report—Strategy” on pages 17 to 19 and “—How we report our progress—Key Performance Indicators” on pages 20 to 23, “Strategic Report—Business Review—Innovative science” on pages 25 to 26, “Corporate Governance— Senior Executive Team (SET) as at 31 December 2019—Early Stage Portfolio Committees (ESPC)” and “—Late Stage Portfolio Committee (LSPC)” on page 100, “Additional Information—Risk—Commercialisation risks” on pages 248 to 252, “Financial Statements— Notes to the Group Financial Statements—Note 1—Revenue—Product Sales” on pages 180 to 181, “—Note 19—Interest-bearing loans and borrowings” on pages 197 to 198, “—Note 13—Derivative financial instruments” on page 195, “—Note 23—Reserves” on page 208, “—Note 27—Financial risk management objectives and policies” on pages 210 to 217, “—Note 29—Commitments and contingent liabilities” on pages 220 to 225 and “Additional Information —Important information for readers of this Annual Report” on page 272, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference. Please also see the information above under the heading Item 4—“Information on the Company— Business Overview—Geographical Review”.

We consider the Group’s working capital to be sufficient for its present requirements.

Operating Results

2019 compared with 2018

The information set forth under the heading “Strategic Report—Financial Review” on pages 78 to 94 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated herein by reference.

2018 compared with 2017

The information set forth under the heading “Strategic Report—Financial Review” on pages 74 to 90 of AstraZeneca’s “Annual Report and Form 20-F Information 2018” included as exhibit 15.1 to the Form 20-F dated March 5, 2019 is incorporated herein by reference.

Developments in Legal Proceedings

For information in respect of material legal proceedings in which AstraZeneca is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 29—Commitments and contingent liabilities” on pages 220 to 225 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 and is incorporated by reference.

The proceedings discussed below are provided to supplement and update the corresponding disclosure in AstraZeneca’s “Annual Report and Form 20-F Information 2019”. Unless noted below or in AstraZeneca’s “Annual Report and Form 20-F Information 2019”, no provisions have been established in respect of these proceedings.

Government investigations/proceedings

Crestor (rosuvastatin calcium)

Qui tam litigation

In the US, in January and February 2014, AstraZeneca was served with lawsuits filed in the US District Court for the District of Delaware under the qui tam (whistleblower) provisions of the federal False Claims Act and related state statutes, alleging that AstraZeneca directed certain employees to promote Crestor off-label and provided unlawful remuneration to physicians in connection with the promotion of Crestor. The DOJ and all US states have declined to intervene in the lawsuits. In March 2019, AstraZeneca filed a motion to dismiss the complaint. In February 2020, the District Court partially granted AstraZeneca’s motion to dismiss.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

The information (including tabular data) set forth under the headings “Corporate Governance—Corporate Governance Overview— Board of Directors as at 31 December 2019” on pages 98 to 99, “—Senior Executive Team (SET) as at 31 December 2019” on pages 100 to 101 and “Corporate Governance—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 148, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

B.        Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report” on pages 125 to 128, “Corporate Governance—Annual Report on Remuneration” on pages 132 to 148, “Financial Statements—Notes to the Group Financial Statements—Note 22—Post-retirement benefits” on pages 201 to 208, “—Note 28—Employee costs and share plans for employees” on pages 217 to 219 and “—Note 30—Statutory and other information—Key management personnel compensation”, on page 225, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

C.        Board Practices

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Corporate Governance Overview” on page 97, “Corporate Governance—Board of Directors as at 31 December 2019” on pages 98 to 99, “Corporate Governance—Senior Executive Team (SET) as at 31 December 2019” on pages 100 to 101, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code— Board Leadership and Company Purpose” on pages 108 to 109, “—Division of responsibilities” on pages 109 to 110, “—Remuneration” on page 111, “Corporate Governance— Science Committee Report” on page 113, “—Nomination and Governance Committee Report” on pages 114 to 115, “Corporate Governance—Other Governance information—Global Compliance and Internal Audit Services (IA)” on page 112, “Corporate Governance—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 148, “Corporate Governance—Remuneration Policy—Remuneration Policy for Executive Directors—Service contracts for Executive Directors” on page 156 and “Corporate Governance—Audit Committee Report” on pages 116 to 124, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

D.        Employees

The information set forth under the headings “Strategic Report—Business Review—Innovative science—R&D resources” on page 29, “—Delivering growth—Sales and marketing” on page 31, “—Delivering Growth—Operations” on pages 37 to 39, “—A great place to work: Employees” (comprising the graphical data on page 44, and the “Managing change” and “Employee relations” sections on page 47 only) and “Financial Statements—Notes to the Group Financial Statements—Note 28—Employee costs and share plans for employees” (including the tabular data) on pages 217 to 219, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

E.        Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 28—Employee costs and share plans for employees” on pages 217 to 219, “Corporate Governance— Annual Report on Remuneration—Directors’ shareholdings” on pages 143 to 144, and “Additional Information—Directors’ Report—Directors’ and officers’ shareholdings” and “—Options to purchase securities from registrant or subsidiaries” on page 264, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

The information set forth under the heading “Additional Information—Shareholder Information—US holdings” on page 260 and “—Directors’ Report—Major shareholdings” (including tabular data) on page 264 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

B.        Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 30— Statutory and other information—Related party transactions” on page 225, “Additional Information—Shareholder Information—Related party transactions” on page 259, “—Issued share capital, shareholdings and share prices” on page 260, “—US holdings” on page 260 and “—Directors’ Report—Major shareholdings” on page 264, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

C.        Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18—“Financial Statements.” The information (including graphs and tabular data) set forth under the headings “Additional Information—Shareholder Information” on pages 258 to 262, “Strategic Report —Financial Review—Financial position—31 December 2019—Dividends for 2019” on page 88 and “—Capitalisation and shareholder return—Dividend and share repurchases” on pages 90 to 91 and “Additional Information—Directors’ Report—Distributions to shareholders-dividends for 2019” on page 264, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

B.        Significant Changes

Please see the information above under the heading Item 5—“Operating and Financial Review and Prospects—Developments in Legal Proceedings” for information as to recent developments in certain legal proceedings disclosed under the headings “Financial Statements—Notes to the Group Financial Statements—Note 29—Commitments and contingent liabilities” on pages 220 to 225 and “—Note 31— Subsequent events” on page 226, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 and is incorporated by reference.

Other than as disclosed in this Item, since the date of the annual consolidated financial statements included in this Form 20-F dated March 3, 2020, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A.                        Offer and Listing Details

The information (including tabular data) set forth in the introductory paragraph under the heading “Additional Information— Shareholder Information” on page 258 and “—Ordinary Shares in issue” on page 260 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

The corresponding trading symbol is “AZN” in each of AstraZeneca’s principal markets for trading in AstraZeneca shares.

B.                        Plan of Distribution

Not applicable.

C.                        Markets

The information (including tabular data) set forth in the introductory paragraph under the heading “Additional Information— Shareholder Information” on page 258 and “—Issued share capital, shareholdings and share prices” on page 260 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

D.                        Selling Shareholders

Not applicable.

E.                        Dilution

Not applicable.

F.                        Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                        Share Capital

Not applicable.

B.                        Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Directors’ Report—Articles of Association” on pages 264 to 265 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

C.                        Material Contracts

Not applicable.

D.                        Exchange Controls

The information set forth under the headings “Additional Information—Shareholder Information—Exchange controls and other limitations affecting security holders” on page 262 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

E.                        Taxation

The information set forth under the headings “Additional Information—Shareholder Information— Tax information for shareholders” on pages 261 to 262 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

F.                        Dividends and Paying Agents

Not applicable.

G.              Statement by Experts

Not applicable.

H.                       Documents on Display

The information set forth under the heading “Additional Information—Shareholder Information—Documents on display” on page 259 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

I.                            Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Financial risk management” on page 91 and “Financial Statements—Note 27—Financial risk management objectives and policies” on pages 210 to 217, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                        Debt Securities

Not applicable.

B.                        Warrants and Rights

Not applicable.

C.                        Other Securities

Not applicable.

D.                        American Depositary Shares

Fees and Charges Payable by ADR Holders

The Company’s American Depositary Receipt (“ADR”) program is administered by Deutsche Bank Trust Company Americas (“DBTCA” or the “Depositary”), as the depositary. DBTCA succeeded Citibank, N.A. (“Citibank”), the predecessor ADR depositary, on February 6, 2020. The holder of an ADR may have to pay the following fees and charges to DBTCA in connection with ownership of the ADR:

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

Up to $5.00 for each 100 ADSs (or fraction thereof)

(c) Selling or exercising rights	The exercise of rights to purchase additional ADSs	Up to $5.00 for each 100 ADSs (or fraction thereof)

(d) Withdrawing, cancelling or reducing an underlying security	Surrendering ADSs for cancellation and withdrawal of deposited property	Up to $5.00 for each 100 ADSs (or portion thereof) surrendered or cancelled (as the case may be)

(e) Transferring, combination or split-up of receipts		Not applicable.

(f) General depositary services, particularly those charged on an annual basis(1)	Depositary services fee	A fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.

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

•             cable, telex and facsimile transmission and delivery expenses

•             expenses and charges incurred by the Depositary in conversion of foreign currency into U.S. dollars

•             compliance with exchange control regulations and other regulatory

As incurred by the Depositary.

Category	Depositary actions	Associated fee or charge

requirements applicable to the shares, deposited securities, ADSs and ADRs

•             the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the delivery or servicing of deposited property (as defined in the Deposit Agreement)

(1)         $0.03 per ADR annually

Fees and Payments Made by Citibank to Us

Pursuant to the deposit agreement with Citibank, the predecessor ADR depositary, Citibank could charge a fee up to $0.05 per ADR in respect of dividends paid by us. For the year ended December 31, 2019, we agreed with Citibank that it could charge an annual fee of $0.03 per ADR in respect of dividends paid by us. As at December 31, 2019, we had received approximately $13.57 million arising out of fees charged in respect of dividends paid during 2019 and $1.5 million as a fixed contribution to the Company’s ADR program costs. We also had an agreement with Citibank that it would waive a certain amount of fees for standard costs associated with the administration of the ADR program up to $300,000 per year.

During 2019, under certain circumstances, including removal of Citibank as ADR depositary or termination of the ADR program by the Company, the Company may have been required to repay Citibank certain amounts reimbursed and/or expenses paid to or on behalf of the Company. No such repayments were made during the year ended December 31, 2019 and no payments have been or are anticipated to be made to Citibank in respect of the fiscal year 2020, in connection with the removal of Citibank as ADR depositary or otherwise.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Internal Controls and Procedures

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Audit, Risk and Internal Control” on page 111, “Additional Information— Shareholder Information—US corporate governance requirements” on page 258 (the first and second paragraphs only), “Corporate Governance Report— Other Governance information—Risk Management and Controls—Disclosure Committee” on page 112, “—Audit Committee Report—Internal Controls” on page 124, and “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 161, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

B.                        Management’s Annual Report on Internal Control over Financial Reporting

As required by U.S. regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020, which is incorporated by reference. AstraZeneca’s independent registered public accounting firm has issued an audit report on the effectiveness of AstraZeneca’s internal controls over financial reporting. That report is included under Item 18—“Financial Statements”.

C.                        Report of Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report dated February 14, 2020, which is included below under the heading Item 18—“Financial Statements—Report of Independent Registered Public Accounting Firm”.

D.                        Changes to Internal Controls

Based on the evaluation conducted, management has concluded that no such changes have occurred that has materially affected the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Audit Committee Report—the role of the Committee and how we have complied—Committee membership and attendance” on page 118 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Strategic Report—Business Review—Delivering growth—Code of Ethics” on page 35, “Corporate Governance—Corporate Governance Report—Other Governance information—Risk Management and Controls— Code of Ethics” on page 112 and “—Audit Committee Report—Compliance with the Code of Ethics” on page 117, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference. AstraZeneca’s Code of Ethics is available within the ‘Ethics and transparency’ section of our website at www.astrazeneca.com/sustainability/ethics-and-transparency.html.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP in 2019 and 2018:

	Year ended December 31,
	2019	2018
	($ million)
Audit fees	14.2	15.7
Audit-related fees	0.3	0.9
Tax fees	0.0	0.1
All other fees	0.4	0.7
Total	14.9	17.4

Audit fees included $8.3 million for the audit of subsidiaries pursuant to legislation (2018: $9.4 million), $3.5 million for the Group audit (2018: $3.8 million), $2.0 million in respect of section 404 of the Sarbanes-Oxley Act (2018: $2.0 million) and $0.4 million for assurance services in relation to interim financial statements (2018: $0.4 million). $0.7 million of fees payable in 2019 are in respect of the 2018 Group audit and audit of subsidiaries. The fees relating to the interim financial statements are included in audit fees instead of audit-related fees.

Audit-related fees included fees of $0.3 million (2018: $0.8 million) for other audit-related fees.

Tax fees consisted of $0.04 million (2018: $0.1 million) for tax assurance fees.

All other fees included $0.3 million for the audit of subsidiaries’ pension schemes (2018: $0.4 million), and $0.1 million (2018: $0.3 million) for other assurance services.

The information (including tabular data) set forth under the heading “Corporate Governance—Audit Committee Report” (excluding the “Compliance with the Code of Ethics” section) on pages 116 to 124 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

U.S. law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues paid by AstraZeneca to its principal accountants, if such engagements were not recognized by AstraZeneca at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2019 and 2018, the percentage of the total amount of revenues paid by AstraZeneca to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five per cent for each year.

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

There have been no share repurchases since October 1, 2012, when the Company announced the suspension of its share repurchase program. At the 2019 Annual General Meeting the Company’s shareholders authorized the Company to repurchase 126,730,248 of its own shares, but the Company’s Board of Directors did not lift the suspension on share repurchases and, accordingly, the Company did not repurchase any of its shares in 2019.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a public limited company incorporated in England and Wales, admitted to the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the U.K. Corporate Governance Code (the “U.K. Code”) in respect of its corporate governance practices. The 2018 edition of the U.K. Code came into effect for reporting periods beginning on or after January 1, 2019 and was effective to the Company for the year ended December 31, 2019. The Companies Act 2006 (the “U.K. Act”) imposes certain statutory requirements that also influence the Company’s corporate governance practices. The Company has ADRs listed on the NYSE and, under the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

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

Under the U.K. Act, a company’s external auditors are appointed by its shareholders, or in limited circumstances, by the directors of the company or the Secretary of State. Under the U.K. Code, a company’s audit committee is responsible for, amongst other things: conducting the tender process and making recommendations to the board, about the appointment, reappointment and removal of the external auditor, and approving the remuneration and terms of engagement of the external auditor; reviewing and monitoring the external auditor’s independence and objectivity; reviewing the effectiveness of the external audit process, taking into consideration relevant U.K. professional and regulatory requirements; and developing and implementing policy on the engagement of the external auditor to supply non-audit services. In the event that the board does not accept the audit committee’s recommendation on the external auditor appointment, reappointment or removal, a statement from the audit committee explaining its recommendation and the reasons why the board has taken a different position should be included in the company’s annual report. This should also be included in any papers recommending appointment or reappointment.

2. Under the NYSE Standards, the nominating/corporate governance committee and compensation committee are to be composed entirely of independent directors.

Under the U.K. Code, a majority of the members of a company’s nomination committee, and all of the members of its remuneration committee, should be independent non-executive directors. The chairman of the company may be a member of, but not chair, the remuneration committee, provided he or she was considered independent on appointment as chairman. In addition, the chair of a company’s remuneration committee must have served for at least 12 months on a remuneration committee before his or her appointment. In the case of the nomination committee, the chairman may chair such committee, however, the chairman of the

NYSE Standards	AstraZeneca Corporate Governance Practice

board may not chair the nomination committee when it is dealing with the appointment of his or her successor.

The Company’s Nomination and Governance Committee and Remuneration Committee have four members each including the chairman of the Company’s Board of Directors, with the remainder all being considered by the Company’s Board of Directors to be independent in accordance with the principles and criteria of the U.K. Code. The Company’s chairman was considered to be independent upon his appointment as chairman.

3. Under the NYSE Standards, the compensation committee is to make recommendations to the listed company’s Board of Directors with respect to non-CEO executive officer compensation and certain other compensation plans which are subject to Board approval.

In compliance with the U.K. Code, the Company’s Remuneration Committee determines the Company’s global remuneration frameworks and principles, approves individual salary decisions and related matters for executive members of the Company’s Board of Directors, SET and the Company Secretary, and reviews annual bonus payments for all executives reporting directly to SET members. While the Remuneration Committee does not make initial recommendations to the Board of Directors in this respect, it does report to the Board of Directors on these matters.

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

Under the Listing Rules of the U.K. Financial Conduct Authority (the “FCA Rules”), with which the Company complies, shareholder approval is required to be obtained by the Company for the adoption of equity compensation plans which are either long-term incentive schemes in which directors of the Company can participate or schemes which may involve the issue of new shares. Under the FCA Rules, these plans may not be changed to the benefit of the plan participants unless shareholder approval is obtained (with certain minor exceptions, for example, to benefit the administration of the plan or to take account of tax benefits). The FCA Rules in respect of shareholder approval regarding equity compensation plans, or any material revision thereto, may differ from the NYSE Standards.

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

NYSE Standards	AstraZeneca Corporate Governance Practice

compliance with any NYSE corporate governance rules applicable to the Company.

The FCA Rules require the Company to include a statement in its annual report and accounts as to whether it has complied throughout the applicable accounting period with all relevant provisions set out in the U.K. Code or, if it has not complied, set out those provisions it has not complied with and its reasons for non-compliance.

The information set forth under the heading “Additional Information— Shareholder Information—US corporate governance requirements” (final paragraph only) on page 258 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The information (including tabular data) set forth under the headings “Financial Statements” on pages 160 to 235(excluding the information set forth under the subheadings “Independent Auditors’ Report to the Members of AstraZeneca PLC” on pages 162 to 167) and “Financial Statements—Group Financial Record” on page 236, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 is incorporated by reference.

Please see the information above under the heading Item 5—“Operating and Financial Review and Prospects—Developments in Legal Proceedings” for unaudited information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 29—Commitments and contingent liabilities” on pages 220 to 225 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated March 3, 2020 which is incorporated herein by reference.

The information set out in the above-referenced financial statements does not constitute the Company’s statutory accounts under the U.K. Companies Act for the years ended December 31, 2019, 2018 or 2017. Those accounts have been reported on by the Company’s auditors; their reports were unqualified and did not contain a statement under section 498(2) or (3) of the Companies Act 2006. The accounts for 2018 and 2017 have been delivered to the U.K. registrar of companies and those for 2019 will be delivered in due course.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AstraZeneca PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Statement of Financial Position of AstraZeneca PLC and its subsidiaries (the “Company”) as of 31 December 2019 and 31 December 2018, and the related Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for each of the three years in the period ended 31 December 2019, including the related notes

(collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2019 and 31 December 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in the Group Accounting Policies section of the consolidated financial statements, the Company changed the manner in which it accounts for leases in accordance with the provision of the new IFRS 16 ‘Leases’.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Directors’ Annual Report on Internal Controls over Financial Reporting.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition and measurement of certain accruals for rebates and returns in the US

As described in the Group Accounting Policies and Note 1 to the consolidated financial statements, in the US the Company sells to customers under various commercial and government mandated contracts and reimbursement arrangements that include rebates for certain products, of which the most significant are Medicaid (and similar state programmes), Medicare Part D, and Managed Care. In addition, sales arrangements provide a right of return. Rebates and returns provided to customers under these arrangements are accounted for as variable consideration, and recognised as a reduction in revenue, for which unsettled amounts are accrued. Management has determined an accrual of $3,383m to be necessary at 31 December 2019. Estimating future rebates and returns requires significant management estimation of aggregate future sales levels, segment mix, the customers’ contractual performance, historical experience and market related information.

The principal considerations for our determination that performing procedures related to recognition and measurement of accruals for rebates and returns in the US is a critical audit matter are the significant estimations made by management due to the measurement uncertainty involved in developing these accruals, as the reserves are based on assumptions developed using contractual and mandated terms with customers, historical experience, and market related information in the US. This in turn led to a high degree of auditor judgment and subjectivity in applying procedures relating to these assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the returns accruals and the assumptions used to estimate the accruals for the Medicaid (and similar state programmes), Medicare Part D, and Managed Care rebate arrangements.  These procedures also included, among others, (i) developing an independent expectation of these accruals using third party information on price and market conditions in the US, the terms of the specific rebate programmes and returns policies, and the historical trend of actual rebate claims paid and returns made; (ii) comparing the independent estimate to management’s estimates recorded by the Company; (iii) consideration of the historical accuracy of the Company’s estimates in previous years and the effect of any adjustments to prior years’ accruals in the current year’s results; and (iv) testing rebate claims and returns processed by the Company, including evaluating those claims for consistency with the contractual and mandated terms of the Company’s arrangements.

Impairment assessment of the product, marketing and distribution rights and other intangible assets (excluding goodwill and software intangible assets)

As described in the Group Accounting Policies and Note 10 to the consolidated financial statements, the Company has product, marketing and distribution rights and other intangible assets (hereafter the intangible assets) totalling $20,601m at 31 December 2019. Those intangible assets under development and not available for use are tested annually for impairment and other intangible assets are tested when there is an indication of impairment. The recoverability of the carrying values of cash generating units (to which the intangible assets belong) depends on future cash flows and/or the outcome of research and development activities.  The estimates used in calculating the recoverable amount are considered significant estimates, highly sensitive and depend on assumptions specific to the nature of the Company’s activities including probability of technical and regulatory success and amount and timing of projected future cash flows (market volume, share and pricing to derive peak year sales and sales erosion curves).

During 2019, $1,031m of impairment charges were recorded (of which $609m was recorded in Research and development expense and $425m within Selling, general and administrative costs) as a result of the impairment review conducted by management.  There is no headroom in the recoverable amount calculation for those impaired assets and they are inherently sensitive to any variations in assumptions, which could give rise to future impairments.

The principal considerations for our determination that performing procedures related to the impairment assessment of the product, marketing and distribution rights and other intangible assets is a critical audit matter are the significant judgments made by management in determining the recoverable amount of the Company’s individual assets or cash generating units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including probability of technical and regulatory success and the amount and timing of projected future cash flows (in particular peak year sales and sales erosion curves).

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for the determination of recoverable amounts of the Company’s individual assets or cash generating units, and their related assessment of the impairment of intangible assets. These procedures also included, among others, (i) testing management’s process for determining the recoverable amount of the Company’s individual assets or cash generating units; (ii) evaluating the appropriateness of the methodology used in the impairment models; (iii) testing the completeness and accuracy of the models as well as the underlying data used in the models, including reconciling the cash flows to the Board approved Long Range Plan; and (iv) evaluating the significant assumptions used by management in determining future cash flows, including the probability of technical and regulatory success, peak year sales and sales erosion curves. Evaluating the reasonableness of management’s assumptions involved (a) comparing significant assumptions (including management’s probability of technical and regulatory success, peak year sales assumptions and sales erosion curves) to external data and benchmarks; (b) performing a retrospective comparison of forecasted revenues to actual past performance and (c) performing sensitivity analyses. Professionals with specialised skill and knowledge were used to assist in the evaluation of valuation techniques used and certain significant assumptions (including the probability of technical and regulatory success).

Recognition and measurement of litigation provisions and contingent liabilities

As described in Notes 21 and 29 to the consolidated financial statements, the Company is engaged in a number of legal actions, including patent litigation, product liability, anti-trust and related litigation. At 31 December 2019 the Company held provisions of $642m in respect of legal claims and settlements and disclosed the more significant legal matters in Note 29. Management’s assessment as to whether or not to recognise provisions involved a series of complex judgements about future events and relied heavily on estimates and assumptions.  Accordingly, unexpected adverse outcomes could have a material adverse effect on the results.

The principal considerations for our determination that performing procedures related to recognition and measurement of litigation and contingent liabilities is a critical audit matter are there is significant judgement by management when assessing the likelihood of a loss being incurred and in determining whether a reasonable estimate of the loss or range of loss for each claim can be made, which in turn led to a high degree of auditor judgement and effort in evaluating management’s assessment of the provisions necessary and contingent liabilities in respect to the legal claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of litigation matters, including controls over determining whether a loss is probable and whether the amount of loss can be reliably estimated, as well as financial statement disclosures. These procedures also included, among others, (i) obtaining and evaluating letters of audit inquiry with internal and external legal counsel; (ii) evaluating the reasonableness of management’s assessment regarding whether it is probable that a liability exists and a reliable estimate can be made of the likely outcome; and (iii) evaluating the sufficiency of the Company’s legal contingency disclosures.

Recognition and measurement of accruals for tax contingencies

As described in the Group Accounting Policies and Note 29 to the consolidated financial statements, the Company faces a number of audits and reviews in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. Where the tax exposures can be quantified, an accrual is made based on either the most likely amount method or the expected value method.  At 31 December 2019, the Company recorded accruals of $1,027m in respect of tax contingencies. As disclosed in Note 29, accruals can be built up over a long period of time but the ultimate resolution of tax exposures usually occurs at a point in time, and given the inherent uncertainties in management’s assessments of the outcomes of these exposures there could, in future periods, be adjustments to these accruals that have a material positive or negative effect on the results in any particular period.

The principal considerations for our determination that performing procedures related to recognition and measurement of accruals for tax contingencies is a critical audit matter is the significant judgment made by management in determining accruals for tax contingencies, including significant estimation uncertainty relative to the audits and reviews in jurisdictions around the world and in some cases disputes with the tax authorities, and the potential for adjustments which could have a material impact on the Company’s profit for the year. This in turn led to a high degree of auditor judgment, effort, and subjectivity in performing procedures to evaluate the timely identification and accurate measurement of accruals for tax contingencies. Also, the evaluation of audit evidence available to support the liabilities for tax contingencies is complex and required significant auditor judgment as the nature of the evidence is often highly subjective, and the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, recognition and measurement of tax contingencies. These procedures also included, among others, (i) testing the information used in the calculation of the probability for tax contingencies; (ii) testing the calculation of the liability for tax contingencies by jurisdiction, including management’s assessment of the technical merits of tax positions (including where relevant evaluating any advice received from the Company’s external advisors) and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of tax contingencies and possible outcomes of each tax contingency; (iv) evaluating the status and results of tax audits and enquiries with the relevant tax authorities; and (v) assessing the sufficiency of the disclosures in Note 29. Professionals with specialised skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s accruals for tax contingencies, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realised, the application of relevant tax laws, and estimated interest and penalties.

Valuation of the Group’s defined benefit obligations

As described in the Group Accounting Policies and Note 22 to the consolidated financial statements, the Company has defined benefit obligations of $12,412m at 31 December 2019. The valuation of pension plan liabilities requires estimation in determining appropriate assumptions such as salary increases, mortality rates, discount rates and inflation levels. Movements in these assumptions can have a material impact on the determination of the liabilities in the Company’s most significant schemes in the UK, the US and Sweden. Management’s specialists, specifically qualified independent actuaries, were used to assist in determining these assumptions.

The principal considerations for our determination that performing procedures related to the valuation of the Company’s defined benefit obligations is a critical audit matter are that there were significant estimates made by management, including the use of management’s specialists, in determining the assumptions which can have a material impact on the defined benefit obligations. This in turn led to a high degree of auditor judgment and subjectivity in applying procedures relating to these assumptions and the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating those assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assumptions used to determine the defined benefit obligations and the accuracy of the obligations. These procedures also included, among others, the involvement of professionals with specialised skill and knowledge to assist in evaluating the reasonableness of the assumptions used in calculating the liabilities for the UK, the US and Sweden, by (i) assessing whether salary increases and mortality rate assumptions were consistent with the specifics of each plan and, where applicable, with relevant independently developed ranges considering national information; (ii) evaluating that the discount and inflation rates used were consistent with independently developed ranges and in line with other companies’ recent external reporting; and (iii) evaluating the calculations prepared by management’s specialists to assess the impact of the assumptions used on the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
14 February 2020

We have served as the Company’s auditor since 2017.

ITEM 19. EXHIBITS(1)

1.1	Articles of Association of AstraZeneca PLC (incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 6-K filed August 10, 2018 (File No. 001-11960)).

2.1	Description of the registrant’s securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934.

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

8.1	List of significant subsidiaries of AstraZeneca PLC.

12.1	Certification of Pascal Soriot filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Marc Dunoyer filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Pascal Soriot and Marc Dunoyer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1	Annual Report and Form 20-F Information 2019.(2)

15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

15.3	Consent of IQVIA Inc.

15.4	Consent of Bureau Veritas UK Limited.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema.

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.

(1)         Exhibits other than those listed above are omitted when in the opinion of the registrant they are either not applicable or not material. Other Exhibits previously filed have been omitted when in the opinion of the registrant such Exhibits are no longer material.

(2)         Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2019 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

	By:	/s/ A C N Kemp
		Name:	A C N Kemp
		Title:	Authorized Signatory

London, England
March 3, 2020