Form 20-F
period 2020-12-31
ASTRAZENECA PLC
filed 2021-02-16
CIK 901832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………………………..

For the transition period from                     to

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one half of an Ordinary Share of 25¢ each	AZN	The Nasdaq Stock Market LLC
Ordinary Shares of 25¢ each		The Nasdaq Stock Market LLC *
2.375% Notes due 2022	AZN 22A	The Nasdaq Stock Market LLC
Floating Rate Notes due 2022	AZN 22B	The Nasdaq Stock Market LLC
3.500% Notes due 2023	AZN 23	The Nasdaq Stock Market LLC
7.000% Notes due 2023	AZN / 23	The Nasdaq Stock Market LLC
Floating Rate Notes due 2023	AZN 23A	The Nasdaq Stock Market LLC
3.375% Notes due 2025	AZN 25	The Nasdaq Stock Market LLC
0.700% Notes due 2026	AZN 26	The Nasdaq Stock Market LLC
3.125% Notes due 2027	AZN 27A	The Nasdaq Stock Market LLC
4.000% Notes due 2029	AZN 29	The Nasdaq Stock Market LLC
1.375% Notes due 2030	AZN 30	The Nasdaq Stock Market LLC
6.450% Notes due 2037	AZN 37	The Nasdaq Stock Market LLC
4.000% Notes due 2042	AZN 42	The Nasdaq Stock Market LLC
4.375% Notes due 2045	AZN 45	The Nasdaq Stock Market LLC
4.375% Notes due 2048	AZN 48	The Nasdaq Stock Market LLC
2.125% Notes due 2050	AZN 50	The Nasdaq Stock Market LLC

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

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2020 was:

Title of Class	Number of Shares Outstanding
Ordinary Shares of 25¢ each:	1,312,668,724
Redeemable Preference Shares of £1 each:	50,000

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Yes ☐  No ☐

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2020 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated and submitted on February 16, 2021.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Unless the context otherwise requires, “AstraZeneca” or “Group” refers to the Company and its consolidated entities. Other information contained within AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F, including graphs and tabular data, is not included in this Form 20-F unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Use of terms” on the inside front cover, “Strategic Report—Financial Review—Measuring performance” on page 84, and the tables on page 85, “Additional Information —Trade Marks” on page 279, “—Glossary” on pages 280 to 283 and “—Important information for readers of this Annual Report—Cautionary statement regarding forward-looking statements”, “—Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates”, “—Statements of competitive position, growth rates and sales”, “— AstraZeneca websites”, “—External/third-party websites” and “—Figures” on page 284, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference. References herein to AstraZeneca websites, including where a link is provided, are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F dated February 16, 2021. Reference to “audited” information (including graphs and tabular data) set forth under the heading “Corporate Governance—Directors’ Remuneration Report” refers to procedures performed by the Company’s external auditor in accordance with International Standards on Auditing (UK) (‘ISAs (UK)’) and applicable law and does not form part of the “Report of Independent Registered Public Accounting Firm” in Item 18 herein.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.        Selected Financial Data

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Group Financial Record” on page 243, “Additional Information—Shareholder Information—Issued share capital, shareholdings and share prices” and the first table that appears under “—Ordinary Shares in issue” on page 269, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference. The selected financial data incorporated by reference herein is derived from audited financial statements of the Company and its consolidated entities included in AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021. The audited financial statements of the Company and its consolidated entities have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (“IFRSs”) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. The audited financial statements of the Company and its consolidated entities also comply fully with IFRSs as issued by the International Accounting Standards Board (“IASB”).

B.        Capitalization and Indebtedness

Not applicable.

C.        Reason for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

The information (including tabular data) set forth or referenced under the heading “Additional Information—Risk” on pages 254 to 266 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.        History and Development of the Company

The information (including tabular data) set forth under the headings “Additional Information—Shareholder Information—History and development of the Company” on page 268, “Strategic Report—Financial Review— Collaboration Revenue” on page 88, “Strategic Report—Financial Review—Financial position - 31 December 2020—Business combinations” on page 92, “Strategic Report—Financial Review—Financial Position – 31 December 2020—Investments, divestments and capital expenditure” on page 94, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Board Leadership and Company Purpose” on page 114 and “Additional Information—Important information for readers of this Annual Report— AstraZeneca websites” on page 284, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

The United States Securities and Exchange Commission (the “SEC”) maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

B.        Business Overview

The information (including graphs and tabular data) set forth under the headings “Strategic Report—AstraZeneca at a glance” on pages 2 to 3, “Strategic Report—Chairman’s Statement” on page 4, “Strategic Report—Chief Executive Officer’s Review” on pages 5 to 6, “Strategic Report—Our Strategy and Key Performance Indicators” on pages 18 to 22, “Strategic Report—Performance in 2020” on pages 24 to 29; “Strategic Report—Performance in 2020—COVID-19 pandemic” on pages 28 and 29; “Strategic Report—Therapy Area Review” on pages 30 to 51, “Strategic Report—Business Review” on page 52 to 77, “Strategic Report— Risk Overview—Managing risk”, “—Risk Overview— Emerging risks”, “—Risk Overview—Climate risk”, “—Risk Overview—Risk management embedded in business processes” on page 78, “Strategic Report—Risk Overview—Brexit”, “—Risk Overview—COVID-19 pandemic” on page 79, “Corporate Governance—Corporate Governance Report—Other Governance information—Risk management and controls—Global Compliance and Internal Audit Services (IA)” on page 118, “Additional Information— Development Pipeline as at 11 February 2021” on pages 245 to 250, “Additional Information—Patent Expiries of Key Marketed Products” on pages 251 to 253, “Additional Information—Sustainability: supplementary information” on page 275, “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 187 to 188, “Financial Statements—Notes to the Group Financial Statements—Note 6—Segment information” on pages 193 to 194, and “Additional Information—Important information for readers of this Annual Report—Statements of competitive position, growth rates and sales” on page 284, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

Geographical Review

This section Item 4—“Information on the Company— Business Overview—Geographical Review” should be read in conjunction with Item 5—“Operating and Financial Review and Prospects—Operating Results” below.

	World			Emerging Markets			U.S.		Europe			Established ROW
2020	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %	Sales $m	Actual %	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %
Oncology:
Tagrisso	4,328	36	36	1,208	59	63	1,566	24	748	58	56	806	18	16
Imfinzi	2,042	39	39	158	n/m	n/m	1,185	14	370	n/m	n/m	329	51	49
Lynparza	1,776	48	49	264	98	n/m	876	40	435	52	51	201	32	32
Calquence	522	n/m	n/m	6	n/m	n/m	511	n/m	2	n/m	n/m	3	n/m	n/m
Koselugo	38	n/m	n/m	n/m	n/m	n/m	38	n/m	—	n/m	n/m	n/m	n/m	n/m
Zoladex	888	9	13	561	14	20	5	(22)	140	4	4	182	1	1
Faslodex	580	(35)	(34)	180	(9)	(4)	55	(83)	221	(3)	(3)	124	(10)	(11)
Iressa	268	(37)	(36)	221	(23)	(22)	14	(21)	12	(82)	(82)	21	(57)	(57)
Arimidex	185	(18)	(16)	147	(3)	1	n/m	n/m	3	(88)	(88)	35	(23)	(24)
Casodex	172	(14)	(14)	133	4	6	n/m	n/m	3	(83)	(83)	36	(37)	(38)
Others	51	(47)	(46)	28	(1)	1	n/m	n/m	4	(41)	(40)	19	(69)	(69)
Total Oncology	10,850	25	26	2,906	31	36	4,250	23	1,938	36	35	1,756	11	10
CVRM:
Farxiga	1,959	27	30	686	46	55	569	6	507	36	35	197	21	21
Brilinta	1,593	1	2	461	—	4	732	3	342	(3)	(3)	58	n/m	2
Onglyza	470	(11)	(10)	201	14	18	166	(28)	58	(16)	(17)	45	(12)	(11)
Bydureon	448	(18)	(18)	4	(62)	(59)	382	(17)	53	(20)	(20)	9	(32)	(31)
Byetta	68	(37)	(36)	8	(35)	(23)	37	(45)	14	(24)	(24)	9	(18)	(17)
Other diabetes	47	(10)	(10)	7	n/m	n/m	25	(37)	13	38	38	2	26	28
Lokelma	76	n/m	n/m	5	n/m	n/m	57	n/m	4	n/m	n/m	10	n/m	n/m
Crestor	1,180	(8)	(7)	748	(7)	(5)	92	(11)	129	(13)	(15)	211	(4)	(5)
Seloken/Toprol-XL	821	8	12	782	14	18	13	(66)	16	(35)	(35)	10	(11)	(10)
Atacand	243	10	15	175	9	17	10	(12)	35	17	17	23	15	15
Others	191	(30)	(30)	126	(35)	(34)	n/m	n/m	57	(5)	(4)	8	(60)	(61)
Total CVRM	7,096	3	5	3,203	8	12	2,083	(6)	1,228	7	6	582	2	2
Respiratory & Immunology:
Symbicort	2,721	9	10	567	4	9	1,022	23	694	2	2	438	(1)	—
Pulmicort	996	(32)	(32)	798	(33)	(33)	71	(35)	73	(10)	(10)	54	(37)	(37)
Fasenra	949	35	34	12	n/m	n/m	603	25	203	72	70	131	33	32
Daliresp/Daxas	217	1	1	4	(9)	(8)	190	3	22	(14)	(13)	1	(10)	(8)
Bevespi	48	16	15	1	n/m	n/m	44	7	3	n/m	n/m	—	n/m	n/m
Breztri	28	n/m	n/m	14	n/m	n/m	5	n/m	—	n/m	n/m	9	n/m	n/m
Others	398	(15)	(15)	203	(15)	(16)	6	(12)	176	(14)	(15)	13	(15)	(7)
Total Respiratory & Immunology	5,357	(1)	n/m	1,599	(20)	(18)	1,941	17	1,171	6	5	646	n/m	1
Other:
Nexium	1,492	1	2	757	1	4	169	(22)	71	12	10	495	9	8
Synagis	372	4	4	n/m	n/m	n/m	47	2	325	4	4	n/m	n/m	n/m
Flumist	295	n/m	n/m	1	n/m	n/m	70	n/m	219	n/m	n/m	5	n/m	n/m
Losec/Prilosec	183	(30)	(30)	152	(15)	(14)	6	(44)	20	(59)	(59)	5	(78)	(79)
Seroquel XR/IR	117	(39)	(37)	55	11	14	17	(48)	29	(67)	(67)	16	(19)	(18)
Others	128	(33)	(34)	6	(51)	(44)	55	(50)	58	(7)	(8)	9	6	(5)
Total Other	2,587	(1)	n/m	971	(2)	1	364	(17)	722	8	7	530	5	3
Total Product Sales	25,890	10	11	8,679	6	10	8,638	12	5,059	16	15	3,514	6	6

	World			Emerging Markets			U.S.		Europe			Established ROW
2019	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %	Sales $m	Actual %	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %
Oncology:
Tagrisso	3,189	71	74	762	n/m	n/m	1,268	46	474	51	59	685	n/m	n/m
Imfinzi	1,469	n/m	n/m	30	n/m	n/m	1,041	85	179	n/m	n/m	219	n/m	n/m
Lynparza	1,198	85	89	133	n/m	n/m	626	81	287	51	59	152	n/m	n/m
Calquence	164	n/m	n/m	2	n/m	n/m	162	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Faslodex	892	(13)	(11)	198	29	36	328	(39)	229	3	9	137	19	17
Zoladex	813	8	13	492	20	28	7	(17)	135	2	7	179	(11)	(10)
Iressa	423	(18)	(15)	286	n/m	4	17	(33)	70	(36)	(32)	50	(49)	(49)
Arimidex	225	6	11	152	15	21	n/m	n/m	28	(8)	(3)	45	(9)	(9)
Casodex	200	n/m	3	127	13	19	n/m	(88)	16	(20)	(15)	57	(15)	(15)
Others	94	(18)	(17)	29	(6)	(3)	n/m	n/m	5	(24)	(19)	60	(21)	(22)
Total Oncology	8,667	44	47	2,211	45	52	3,449	43	1,423	35	42	1,584	53	52
CVRM:
Farxiga	1,543	11	14	471	40	48	537	(9)	373	18	25	162	9	10
Brilinta	1,581	20	23	462	42	49	710	21	351	1	7	58	(1)	3
Bydureon	549	(6)	(5)	11	34	39	459	(3)	66	(19)	(14)	13	(32)	(28)
Onglyza	527	(3)	n/m	176	3	9	230	3	70	(22)	(17)	51	(14)	(12)
Byetta	110	(13)	(11)	12	47	60	68	(9)	19	(35)	(31)	11	(24)	(20)
Other diabetes	52	33	35	1	n/m	n/m	40	18	9	88	n/m	2	23	33
Lokelma	14	n/m	n/m	n/m	n/m	n/m	13	n/m	1	n/m	n/m	n/m	n/m	n/m
Crestor	1,278	(11)	(8)	806	(4)	n/m	104	(39)	148	(27)	(23)	220	n/m	1
Seloken/Toprol-XL	760	7	12	686	7	13	37	(5)	25	31	31	12	(11)	(8)
Atacand	221	(15)	(11)	160	2	7	12	(11)	30	(57)	(57)	19	1	7
Others	271	(9)	(6)	193	(6)	(3)	(1)	(91)	59	(16)	(12)	20	(16)	(16)
Total CVRM	6,906	3	6	2,978	10	16	2,209	n/m	1,151	(6)	(1)	568	(2)	n/m
Respiratory:
Symbicort	2,495	(3)	n/m	547	11	17	829	(4)	678	(12)	(7)	441	2	3
Pulmicort	1,466	14	18	1,190	20	24	110	(5)	81	(10)	(4)	85	1	1
Fasenra	704	n/m	n/m	5	n/m	n/m	482	n/m	118	n/m	n/m	99	n/m	n/m
Daliresp/Daxas	215	14	15	4	(18)	(13)	184	19	26	(8)	(3)	1	32	35
Duaklir	77	(19)	(15)	1	44	49	3	n/m	71	(22)	(17)	2	(65)	(64)
Bevespi	42	26	26	n/m	n/m	n/m	42	25	n/m	n/m	n/m	n/m	n/m	n/m
Breztri	2	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	2	n/m	n/m
Others	390	(13)	(9)	240	62	70	3	(88)	133	(38)	(35)	14	(74)	(73)
Total Respiratory	5,391	10	13	1,987	21	27	1,653	17	1,107	(10)	(5)	644	4	4
Other:
Nexium	1,483	(13)	(11)	748	8	14	218	(29)	63	(73)	(72)	454	(4)	(4)
Synagis	358	(46)	(46)	n/m	(100)	(100)	46	(84)	312	(17)	(17)	n/m	n/m	n/m
Losec/Prilosec	263	(3)	1	179	11	17	10	43	49	(30)	(26)	25	(27)	(26)
Seroquel XR/IR	191	(47)	(46)	50	(58)	(57)	34	(69)	88	(18)	(14)	19	(30)	(30)
Others	306	(23)	(20)	12	(77)	(81)	128	(4)	157	(1)	2	9	(84)	(67)
Total Other	2,601	(24)	(21)	989	(3)	1	436	(48)	669	(29)	(28)	507	(14)	(12)
Total Product Sales	23,565	12	15	8,165	18	24	7,747	13	4,350	(2)	2	3,303	17	18

	World			Emerging Markets			U.S.		Europe			Established ROW
2018	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %	Sales $m	Actual %	Sales $m	Actual %	CER %	Sales $m	Actual %	CER %
Oncology:
Tagrisso	1,860	95	93	347	n/m	n/m	869	n/m	314	68	61	330	45	43
Imfinzi	633	n/m	n/m	6	n/m	n/m	564	n/m	27	n/m	n/m	36	n/m	n/m
Lynparza	647	n/m	n/m	51	n/m	n/m	345	n/m	190	46	41	61	n/m	n/m
Calquence	62	n/m	n/m	n/m	n/m	n/m	62	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Faslodex	1,028	9	9	154	34	41	537	9	221	(14)	(19)	116	49	46
Zoladex	752	2	2	409	16	18	8	(47)	133	(6)	(10)	202	(11)	(12)
Iressa	518	(2)	(4)	286	14	12	26	(33)	109	(3)	(8)	97	(23)	(25)
Arimidex	212	(2)	(3)	132	12	11	n/m	n/m	31	(9)	(9)	49	(16)	(17)
Casodex	201	(7)	(8)	113	5	2	1	n/m	20	(9)	(9)	67	(22)	(23)
Others	115	1	(1)	30	29	30	n/m	n/m	8	20	20	77	(7)	(8)
Total Oncology	6,028	50	49	1,528	36	37	2,412	n/m	1,053	19	14	1,035	16	14
CVRM:
Farxiga	1,391	30	30	336	45	52	591	21	315	30	24	149	34	34
Brilinta	1,321	22	21	326	46	48	588	16	348	18	13	59	16	16
Bydureon	584	2	1	8	(11)	(11)	475	4	81	(8)	(13)	20	5	5
Onglyza	543	(11)	(11)	172	32	34	223	(30)	89	(14)	(18)	59	4	4
Byetta	126	(28)	(28)	8	(33)	(33)	74	(35)	29	(15)	(15)	15	(6)	(6)
Other diabetes	39	(26)	(26)	(1)	n/m	n/m	34	(35)	5	n/m	n/m	1	n/m	n/m
Lokelma	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Crestor	1,433	(39)	(40)	841	7	7	170	(54)	203	(70)	(71)	219	(60)	(60)
Seloken/Toprol-XL	712	2	4	641	8	10	39	5	19	(63)	(63)	13	n/m	n/m
Atacand	260	(13)	(12)	157	(12)	(7)	13	(32)	70	(19)	(20)	20	18	18
Others	301	(11)	(12)	207	1	n/m	(1)	n/m	71	(17)	(23)	24	(44)	(44)
Total CVRM	6,710	(8)	(8)	2,695	14	15	2,206	(7)	1,230	(26)	(29)	579	(33)	(34)
Respiratory:
Symbicort	2,561	(9)	(10)	495	13	14	862	(22)	773	(6)	(10)	431	(3)	(4)
Pulmicort	1,286	9	8	995	18	17	116	(26)	90	(2)	(8)	85	(3)	(5)
Fasenra	297	n/m	n/m	1	n/m	n/m	218	n/m	32	n/m	n/m	46	n/m	n/m
Daliresp/ Daxas	189	(5)	(5)	5	25	25	155	(7)	28	8	4	1	n/m	n/m
Duaklir	95	20	14	1	n/m	n/m	n/m	n/m	91	18	12	3	50	50
Bevespi	33	n/m	n/m	n/m	n/m	n/m	33	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Breztri	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Others	450	4	2	147	40	38	32	(55)	215	6	3	56	n/m	n/m
Total Respiratory	4,911	4	3	1,644	18	18	1,416	(6)	1,229	1	(4)	622	5	4
Other:
Nexium	1,702	(13)	(14)	690	1	1	306	(39)	235	(6)	(11)	471	(10)	(11)
Synagis	665	(3)	(3)	1	n/m	n/m	287	(9)	377	2	2	n/m	n/m	n/m
Losec/Prilosec	272	n/m	(2)	161	15	11	7	(36)	70	(9)	(12)	34	(21)	(21)
Seroquel XR / IR	361	(29)	(31)	118	(22)	(23)	108	(44)	107	(16)	(20)	28	(26)	(26)
Others	400	(46)	(46)	54	(82)	(78)	134	(9)	158	(7)	(14)	54	(56)	(57)
Total Other	3,400	(18)	(19)	1,024	(19)	(19)	842	(28)	947	(5)	(8)	587	(19)	(20)
Total Product Sales	21,049	4	4	6,891	12	13	6,876	11	4,459	(6)	(10)	2,823	(8)	(9)

All commentary in “—Geographical Review” relates to Product Sales. The market definitions used in the geographical areas review below are defined in the Glossary on page 280 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as Exhibit 15.1 to this Form 20-F dated and submitted on February 16, 2021.

2020 in brief

Product Sales increased by 10% (CER: 11%) in 2020 to $25,890 million (2019: $23,565 million; 2018: $21,049 million) with the fourth quarter being the first for many years where the Product Sales exceeded $7,000 million.  The growth in Product Sales is primarily driven by solid performances of New Medicines in Emerging Markets.

Sales of New Medicines increased by 35% (CER: 36%) to $13,359 million (2019: $9,906 million; 2018: $6,244 million) including growth in Emerging Markets of 51% (CER: 57%) to $2,814 million (2019: $1,865 million; 2018: $1,067 million). New Medicines represented 52% of Total Product Sales (2019: 42%; 2018: 30%) globally with outstanding performances across the major therapy areas.

Sales of specialty-care medicines increased by 23% (CER: 24%) to $13,468 million (2019: $10,965 million; 2018: $7,646 million), with a significant contribution from Emerging Markets consisting of 25% of total sales.

In 2020, Product Sales in Emerging Markets increased by 6% (CER: 10%) to $8,679 million (2019: $8,165 million; 2018: $6,891 million). New Medicines grew by 51% (CER: 57%) to $2,814 million (2019: $1,865 million; 2018: $1,067 million) and represented 32% (2019: 23%; 2018: 15%) of Emerging Markets’ sales. China sales comprised 62% of Emerging Markets sales and increased by 10% (CER: 10%) to $5,345 million (2019: $4,880 million; 2018: $3,795 million). New Medicines, primarily driven by Tagrisso and Lynparza in Oncology and Forxiga in New CVRM delivered particularly encouraging growth and represented 30% of China Total Product Sales. Strong sales of Zoladex, Seloken and Symbicort supplemented this performance.  The decline of Pulmicort in China by 36% (CER: 37%) to $648 million (2019: $1,006 million; 2018: $826 million) restricted growth in the year.

Ex-China Emerging Markets Product Sales increased by 2% (10% at CER) to $3,334 million, with particularly strong performances in Russia, where it grew by 28% (42% at CER) to $314 million and ex-Brazil Latin America which was stable (growth of 18% at CER), with sales of $447 million.

Sales in the U.S. increased by 12% to $8,638 million (2019: $7,747 million; 2018: $6,876 million). This was driven by sustained growth of New Medicines, which contributes to 72% of Product Sales, as a result of continuing growth across the Oncology and New Respiratory & Immunology therapy areas as well as Forxiga.

Product Sales in Europe increased by 16% (CER: 15%) to $5,059 million (2019: $4,350 million; 2018: $4,459 million. Sales of New Medicines comprised 52% of Europe Product Sales, which grew by 47% (CER: 45%) to $2,614 million in 2020.  Oncology sales in Europe grew by 36% (CER: 35%) to $1,938 million (2019: $1,423 million; 2018: $1,053 million) represented 38% of Europe sales, driven by growth in Tagrisso, Imfinzi and Lynparza,.

Sales in the Established ROW region increased by 6% (CER: 6%) to $3,514 million (2019: $3,303 million; 2018: $2,823 million) driven by accelerating growth in New Medicines, which made up 50% of Product Sales in that region.  Japan, comprising 74% of total Established ROW sales, increased by 2% (CER: 1%) to $2,600 million (2019: $2,548 million; 2018: $2,004 million) and is underpinned by increased sales of Tagrisso by 16% (14% at CER) to $731 million, despite a price reduction of 15% in 2019.

2019 in brief

Product Sales increased by 12% (CER: 15%) in 2019 to $23,565 million (2018: $21,049 million) with growth across all three therapy areas at actual and CER.

Sales of New Medicines increased by 59% (CER: 62%) to $9,906 million (2018: $6,244 million), including New Medicine growth in Emerging Markets of 75% (CER: 84%) to $1,865 million. New Medicines represented 42% of total Product Sales (2018: 30%).

In 2019, Product Sales in Emerging Markets increased by 18% (CER: 24%) to $8,165 million (2018: $6,891 million). New Medicines represented 23% of Emerging Markets’ sales, up from 15% in 2018.

Sales of specialty-care medicines in Emerging Markets increased by 44% (CER: 52%) to $2,678 million (2018: $1,855 million) and comprised 33% of Product Sales in that region in 2019 (2018: 27%).

China sales, comprising 60% of total Emerging Markets sales, increased by 29% (CER: 35%) to $4,880 million (2018: $3,795 million). New Medicines delivered particularly encouraging sales growth, representing 19% of China sales, up from 11% in 2018.

In Emerging Markets, excluding China, sales increased by 6% (CER: 12%) to $3,284 million (2018: $3,096 million). New Medicines represented 29% of Product Sales in 2019 increasing by 45% (CER: 53%). The performance was underpinned by strong growth with every Emerging Markets sub-region delivering growth at CER.

Sales in the U.S. increased by 13% to $7,747 million (2018: $6,876 million).

In Europe, sales declined by 2% (CER: increased by 2%) to $4,350 million (2018: $4,459 million), reflecting a strong performance by Oncology offset by the impact of a decline in Nexium and legacy Respiratory (which includes Pulmicort, Symbicort, Daliresp/Daxas and Duaklir) in 2019. Oncology sales in Europe increased by 35% (CER: 42%) to $1,423 million driven by growth in Tagrisso, Imfinzi and Lynparza, representing 33% of Europe sales. Sales of Nexium declined by 73% (CER: 72%) to $63 million (2018: $235 million) and legacy Respiratory declined by 17% (CER: 13%) to $989 million reflecting declines in sales of Symbicort and Pulmicort.

Sales in the Established ROW region grew by 17% (CER: 18%) to $3,303 million (2018: $2,823 million).

Japan, comprising 77% of total Established ROW sales, grew by 27% (CER: 26%) to $2,548 million (2018: $2,004 million). Sales of New Medicines in Japan were $1,149 million, driven by largely by sales of Tagrisso, which increased by 100% (CER: 97%) to $633 million (2018: $317 million). However, sales were adversely impacted in the final quarter of 2019 by a 15% mandated price reduction that took effect from 1 November 2019.

2018 in brief

Sales increased by 4% in 2018 to $21,049 million, reflecting the performance of New Medicines and of Emerging Markets.

In 2018, sales in Emerging Markets increased by 12% (CER: 13%) to $6,891 million. Sales of New Medicines represented 15% of Emerging Markets’ sales.

China sales comprising 55% of total Emerging Markets sales, increased by 28% (CER: 25%) to $3,795 million. New Medicines delivered particularly encouraging sales growth, representing 11% of China sales.

In Emerging Markets, excluding China, sales declined by 3% (CER: increased by 1%) to $3,096 million, partly due to the loss of Product Sales as a result of divestments. However, the last quarter of 2018 saw a significantly-improved performance as the impact of divestments diminished, with every Emerging Markets sub-region delivering growth at CER.

Sales in the U.S. increased by 11% to $6,876 million. New Medicines represented 48% of U.S. Product Sales in 2018, up from 26%.

In Europe, sales declined by 6% (CER: 10%) to $4,459 million, reflecting the impact of the entry of generic Crestor medicines in various European markets in 2017 and continued competitive and price pressures. Excluding sales of Crestor, Europe sales increased by 4% to $4,256 million. Crestor sales in Europe declined by 70% (CER: 71%) to $203 million and represented 5% of Europe sales. New Medicines delivered an encouraging performance in 2018, representing 28% of Europe sales.

Sales in the Established ROW region decreased by 8% (CER: 9%) to $2,823 million. New Medicines represented 24% of Established ROW sales.

Japan, comprising 71% of total Established ROW sales, declined by 9% (CER: 11%) to $2,004 million. The impact of the entry of generic Crestor medicines was felt faster than expected; the biennial price reduction also adversely affected sales. Excluding sales of Crestor, Japan sales increased by 7% (CER: 5%) to $1,838 million. Crestor sales in Japan declined by 66% (CER: 67%) to $166 million and represented 8% of Japan sales. Sales of Tagrisso in Japan increased by 45% (CER: 43%) to $317 million, reflecting increasing use as a 1st-line treatment, following approval in this setting in the third quarter of 2018. Focused activities to maximise testing and utilisation rates in the 2nd-line indication also supported the growth in Product Sales.

Sales by Region in 2020

Emerging Markets

Sales in Emerging Markets increased by 6% (CER: 10%) to $8,679 million (2019: $8,165 million; 2018: $6,891 million).

Oncology

Oncology sales in Emerging Markets increased by 31% (CER: 36%) to $2,906 million (2019: $2,211 million; 2018: $1,528 million).

Tagrisso sales in Emerging Markets increased by 59% (CER: 63%) to $1,208 million (2019: $762 million; 2018: $347 million) with notable growth in China. Admission to the 2021 China NRDL was obtained for both the 1st and 2nd-line settings, commencing in March 2021.

Imfinzi sales in Emerging Markets increased by 425% (CER: 442%) to $158 million (2019: $30 million; 2018: $6 million) following regulatory approvals and launches in many countries including China, for the treatment of patients with unresectable, Stage III NSCLC.

Lynparza sales in Emerging Markets increased by 98% (CER: 108%) to $264 million (2019: $133 million; 2018: $51 million). In China, Lynparza was admitted to the NRDL for 1st line BRCAm ovarian cancer with an effect from March 2021.

Calquence sales in Emerging Markets increased by 374% (CER: 456%) to $6m (2019: $1 million; 2018: $nil).

Zoladex sales in Emerging Markets increased by 14% (CER: 20%) to $561 million (2019: $492 million; 2018: $409 million) with a strong performance by China reflecting increased use and access in prostate cancer.

Faslodex sales in Emerging Markets fell by 9% (CER: 4%) to $180 million (2019: $198 million; 2018: $154 million) reflecting the launch of multiple generic Faslodex medicines in 2019.

Iressa sales in Emerging Markets declined by 23% (CER: 22%) to $221 million (2019: $286 million; 2018: $286 million) driven by the impact of Iressa’s inclusion in China’s VBP programme and subsequent price reduction.

Arimidex sales in Emerging Markets declined by 3% (CER: grew by 1%) to $147 million (2019: $152 million; 2018: $132 million).

Casodex sales in Emerging Markets grew by 4% (CER: 6%) to $133 million (2019: $127 million; 2018: $113 million).

CVRM

CVRM sales in Emerging Markets increased by 8% (CER: 12%) to $3,203 million (2019: $2,978 million; 2018: $2,695 million).

Forxiga sales in Emerging Markets increased by 46% (CER: 55%) to $686 million (2019: $471 million; 2018: $336 million). In China, the admission of Forxiga to the NRDL from early 2020 adversely impacted pricing as anticipated but was more than offset by the volume benefit derived from the launch within the NRDL listing.

Emerging Markets sales of Brilinta were stable in the year (up by 4% at CER) at $461 million (2019: $462 million; 2018: $326 million), with reduced sales in 2020 driven by a VBP-related mandatory 30% price reduction in China.

Onglyza sales in Emerging Markets increased by 14% (CER: 18%) to $201 million (2019: $176 million; 2018: $172 million) driven by the performance in China and the growing DPP-4 class.

Bydureon sales in Emerging Markets declined by 62% (CER: 59%) to $4 million (2019: $11 million; 2018: $8 million).

Byetta sales in Emerging Markets declined by 35% (CER: 23%) to $8 million (2019: $12 million; 2018: $8 million).

Crestor sales in Emerging Markets decreased by 7% (CER: 5%) to $748 million (2019: $806 million (2018: $841 million). The performance continued to be adversely impacted by the ongoing effects of the VBP programme in China.

Seloken sales in Emerging Markets grew by 14% (CER: 18%) to $782 million (2019: $686 million; 2018: $641 million).

Atacand sales in Emerging Markets grew by 9% (CER: 17%) to $175 million (2019: $160 million; 2018: $157 million).

Respiratory & Immunology

Respiratory & Immunology sales in Emerging Markets decreased by 20% (CER: 18%) to $1,599 million (2019: $1,987 million; 2018: $1,644 million).

The performance of Symbicort sales in Emerging Markets slowed down compared to the level of growth seen in 2019, reflecting a reduction in hospital visits in China due to the COVID-19 pandemic. Despite this, Emerging Markets sales of Symbicort increased by 4% in the year (9% at CER) to $567 million (2019: $547 million; 2018: $495 million) supplemented by increasing sales in China.

Pulmicort sales in Emerging Markets, which represents 80% of the global total, declined by 33% (CER: 33%) to $798 million (2019: $1,190 million; 2018: $995 million). Alongside the other effects of COVID-19, the performance in China was impacted by a reduction in the treatment of respiratory patients in the hospital setting and in the number of paediatric patients attending outpatient nebulisation rooms.

Fasenra sales in Emerging Markets grew by 117% (CER: 134%) to $12 million (2019: $5 million; 2018: $1 million).

Breztri sales in Emerging Markets were $14 million (2019: $nil; 2018: $nil) and was recently included in the China NRDL with effect from March 2021.

Other

Other sales in Emerging Markets decreased by 2% (CER: increased by 1%) to $971 million (2019: $989 million; 2018: $1,024 million).

Nexium sales in Emerging Markets increased by 1% (CER: 4%) to $757 million (2019: $748 million; 2018: $690 million) with particular strength in the fourth quarter of 2020, reflecting later phasing of demand in the year.

Losec sales in Emerging Markets decreased by 15% (CER: 14%) to $152 million (2019: $179 million; 2018: $161 million), as sales in China were subject to a mandatory price reduction as part of the impact of VBP programme.

Seroquel sales in Emerging Markets grew by 11% (CER: 14%) to $55 million (2019: $50 million; 2018: $118 million).

U.S.

Sales in the U.S. increased by 12% to $8,638 million (2019: $7,747 million; 2018: $6,876 million).

Oncology

Oncology sales in the U.S. increased by 23% to $4,250 million (2019: $3,449 million; 2018: $2,412 million).

Tagrisso sales in the U.S. increased by 24% to $1,566 million (2019: $1,268 million; 2018: $869 million). Approval was granted by the FDA in December 2020 for the adjuvant treatment of Stage Ib to IIIa EGFRm NSCLC patients.

Imfinzi sales in the U.S. increased by 14% to $1,185 million (2019: $1,041 million; 2018: $564 million).

Lynparza sales in the U.S. grew by 40% to $876 million (2019: $626 million; 2018: $345 million) as the launches in prostate cancer and 1st-line HRD+ ovarian cancer started to take effect during the year.

Koselugo sales in the U.S. were $38 million (2019: $nil; 2018: $nil) following its launch for the treatment of the rare disease NF1 in paediatric patients aged two years and older who have symptomatic, inoperable plexiform neurofibromas.

Calquence sales in the U.S. significantly grew by 214% to $511 million (2019: $162 million; 2018: $62 million), following the approval by the US FDA for the treatment of CLL in November 2019.

Faslodex sales in the U.S. declined by 83% to $55 million (2019: $328 million; 2018: $537 million) reflecting the launch of multiple generic Faslodex medicines in 2019.

Iressa sales in the U.S. decreased by 21% to $14 million (2019: $17 million; 2018: $26 million).

CVRM

CVRM sales in the U.S. decreased by 6% to $2,083 million (2019: $2,209 million; 2018: $2,206 million).

In the U.S. Farxiga sales grew by 6% to $569 million (2019: $537 million; 2018: $591 million), partly driven by a regulatory approval in May 2020 for the treatment of patients with heart failure with reduced ejection fraction (HFrEF) in both patients with and without T2D, based on the ground-breaking DAPA-HF trial.

Brilinta sales in the U.S. increased by 3% to $732 million (2019: $710 million; 2018: $588 million) with an increase in the average-weighted duration of treatment partly offset by an adverse COVID-19 impact, also reflecting fewer elective procedures.

U.S sales of Onglyza fell by 28% in the year to $166 million (2019: $230 million; 2018: $223 million), highlighting a shift away from the class.

Bydureon sales in the U.S. declined by 17% to $382 million (2019: $459 million; 2018: $475 million) resulting from competitive pressures and the impact of managed markets.

Byetta sales in the U.S. declined by 45% to $37 million (2019: $68 million; 2018: $74 million).

Lokelma sales in the U.S. grew by 343% to $57 million (2019: $13 million; 2018: $nil).

Crestor sales in the U.S. decreased by 11% to $92 million (2019: $104 million; 2018: $170 million).

Seloken sales in the U.S. declined by 66% to $13 million (2019: $37 million; 2018: $39 million).

Respiratory & Immunology

Respiratory & Immunology sales in the U.S. showed improved growth by 17% to $1,941 million (2019: $1,653 million; 2018: $1,416 million).

Symbicort sales in the U.S. significantly grew by 23% to $1,022 million (2019: $829 million; 2018: $862 million) as a result of an authorised-generic version of Symbicort that was launched by the Company’s collaborator, Prasco, in January 2020.

Pulmicort sales in the U.S. declined by 35% to $71 million (2019: $110 million; 2018: $116 million) due to the decline in use.

Fasenra sales in the U.S. increased by 25% to $603 million (2019: $482 million; 2018: $218 million) due to increased demand during the COVID-19 pandemic from patients for the Fasenra pen that enables treatment to be self-administered outside of hospital settings.

Daliresp/Daxas sales in the U.S. which comprises 88% of global total increased by 3% to $190 million (2019: $184 million; 2018: $155 million).

Bevespi sales in the U.S. increased by 7% to $44 million (2019: $42 million; 2018: $33 million).

Breztri sales in the U.S. were $5 million (2019: $nil; 2018: $nil) largely as a result of stocking.

Other

Other sales in the U.S. decreased by 17% to $364 million (2019: $436 million; 2018: $842 million).

Nexium sales in the U.S. decreased by 22% to $169 million (2019: $218 million; 2018: $306 million).

Synagis sales in the U.S. increased by 2% (CER: 1%) to $47 million (2019: $46 million; 2018: $287 million).

FluMist sales in the U.S. increased by 254% to $70 million (2019: $20 million: 2018: $15 million).

Seroquel sales in the U.S. decreased by 48% to $17 million (2019: $34 million; 2018: $108 million) followed by the divestment of its commercial rights in 2019.

Europe

Product Sales in Europe showed positive growth by 16% (CER: 15%) and grew to $5,059 million (2019: $4,350 million; 2018: $4,459 million).

Oncology

Oncology sales in Europe increased by 36% (CER: 35%) to $1,938 million (2019: $1,423 million; 2018: $1,053 million).

Tagrisso sales in Europe increased by 58% (CER: 56%) to $748 million (2019: $474 million; 2018: $314 million), which was primarily driven by use in the 1st-line setting, as more reimbursements were granted.

Imfinzi sales in Europe increased by 106% (CER: 104%) to $370 million (2019: $179 million; 2018: $27 million) reflecting a growing number of reimbursements.

Lynparza sales in Europe increased by 52% (CER: 51%) to $435 million (2019: $287 million; 2018: $190 million) reflecting additional reimbursements and increasing BRCAm-testing rates, as well as successful recent 1st-line BRCAm ovarian cancer launches, including in the UK and Germany.

Calquence sales in Europe were $2 million (2019: $nil; 2018: $nil).

Zoladex sales in Europe increased by 4% (CER: 4%) to $140 million (2019: $135 million; 2018: $133 million).

Faslodex sales in Europe decreased by 3% (CER: 3%) to $221 million (2019: $229 million; 2018: $221 million).

Iressa sales in Europe declined by 82% (CER: 82%) to $12 million (2019: $70 million; 2018: $109 million).

CVRM

CVRM sales in Europe increased by 7% (CER: 6%) to $1,228 million (2019: $1,151 million; 2018: $1,230 million).

Forxiga sales in Europe increased by 36% (CER: 35%) to $507 million (2019: $373 million; 2018: $315 million), partly reflecting growth in the SGLT243  class, the beneficial addition of CVOT data to the label and HFrEF regulatory approval in November 2020.

Brilique sales in Europe decreased by 3% (CER: 3%) to $342 million (2019: $351 million; 2018: $348 million) with performance impacted by the COVID-19 pandemic.

Onglyza sales in Europe decreased by 16% (CER: 17%) to $58 million (2019: $70 million; 2018: $89 million), highlighting the broader trend of a shift away from the dipeptidyl peptidase 4 (DPP-4) inhibitor class.

Bydureon sales in Europe declined by 20% (CER: 20%) to $53 million (2019: $66 million; 2018: $81 million).

Crestor sales in Europe declined by 13% (CER: 15%) to $129 million (2019: $148 million; 2018: $203 million).  In December 2020, it was announced that AstraZeneca had agreed to sell the commercial rights to Crestor in over 30 countries in Europe to Grünenthal, and the divestment is anticipated to close in the first quarter of 2021.

Lokelma sales in Europe increased by 581% (CER: 636%) to $4 million (2019: $1 million; 2018: $nil).

Respiratory & Immunology

Respiratory & Immunology sales in Europe grew by 6% (CER: 5%) to $1,171 million (2019: $1,107 million; 2018: $1,229 million).

Symbicort sales in Europe increased by 2% (CER: 2%) to $694 million (2019: $678 million; 2018: $773 million) with positive volume growth seen in the major countries.

Pulmicort sales in Europe decreased by 10% (CER: 10%) to $73 million (2019: $81 million; 2018: $90 million).

Fasenra sales in Europe increased by 72% (CER: 70%) to $203 million (2019: $118 million; 2018: $32 million) reflecting ongoing successful launches and additional reimbursement.

Daliresp/Daxas sales in Europe decreased by 14% (CER: 13%) to $22 million (2019: $26 million; 2018: $28 million).

Bevespi sales in Europe were $3 million (2019: $nil; 2018: $nil).

Other

Other sales in Europe increased by 8% (CER: 7%) to $722 million (2019: $669 million; 2018: $947 million).

Nexium sales in Europe increased by 12% (CER: 10%) to $71 million (2019: $63 million; 2018: $235 million.

Synagis sales in Europe increased by 4% to $325 million (2019: $312 million; 2018: $377 million) wholly reflecting sales to AbbVie made under the current supply agreement for markets outside the US.

FluMist sales in Europe grew by 135% (CER: 126%) to $219 million (2019: $93 million; 2018: $91 million) reflecting the greater use of influenza vaccines as health authorities in northern-hemisphere countries expanded seasonal-vaccination programmes beyond typical levels during the ongoing COVID-19 pandemic.

Losec sales in Europe fell by 59% to $20 million (CER: 59%) (2019: $49 million; 2018: $70 million).

Seroquel sales in Europe fell by 67% to $29 million (CER: 67%) (2019: $88 million; 2018: $107 million).

Established ROW

Product Sales in the Established ROW region increased by 6% (CER: 6%) to $3,514 million (2019: $3,303 million; 2018: $2,823 million).

Oncology

Oncology sales in the Established ROW region increased by 11% (CER: 10%) to $1,756 million (2019: $1,584 million; 2018: $1,035 million).

Tagrisso sales in the Established ROW region increased by 18% (CER: 16%) to $806 million (2019: $685 million; 2018: $330 million).  Sales in Japan increased by 16% (14% at CER) to $731 million, despite a 2019 price reduction of 15%.

Imfinzi sales in the Established ROW region grew by 51% (CER: 49%) to $329 million (2019: $219 million; 2018: $36 million) driven by 28% growth in Japan (CER: 26%) representing sales of $270 million.

Lynparza sales in the Established ROW region increased by 32% (CER: 32%) to $201 million (2019: $152 million; 2018: $61 million), driven by sales in Japan amounting to $167 million, representing growth of 29% (27% at CER).

Calquence sales in the Established ROW region were $3 million (2019: $nil; 2018: $nil).

Zoladex sales in the Established ROW region increased by 1% (CER: 1%) to $182 million (2019: $179 million; 2018: $202 million).

Faslodex sales in the Established ROW region decreased by 10% (CER: 11%) to $124 million (2019: $137 million; 2018: $116 million). In Japan, sales declined by 11% (CER: 13%) driven by a mandated price reduction in the second quarter of 2020.

Iressa sales in the Established ROW region declined by 57% (CER: 57%) to $21 million (2019: $50 million; 2018: $97 million).

CVRM

CVRM sales in the Established ROW region increased by 2% (CER: 2%) to $582 million (2019: $568 million; 2018: $579 million).

Forxiga sales in the Established ROW region increased by 21% (CER: 21%) to $197 million (2019: $162 million; 2018: $149 million). In Japan, sales to collaborator Ono Pharmaceutical Co., Ltd increased by 29% (27% at CER) to $117 million.

Brilinta sales in the Established ROW region remained stable with increase in CER by 2% at $58 million (2019: $58 million; 2018: $59 million).

Onglyza sales in the Established ROW region declined by 12% (CER by 11%) at $45 million (2019: $51 million; 2018: $59 million).

Bydureon sales in the Established ROW region declined by 32% (CER by 31%) at $9 million (2019: $13 million; 2018: $20 million).

Lokelma sales in the Established ROW region were $10 million (2019: $nil; 2018: $nil).

Crestor sales in the Established ROW region decreased by 4% (CER: 5%) to $211 million (2019: $220 million; 2018: $219 million) with a decline in Japan sales by 4% (5% at CER) to $164 million (2019: $171 million; 2018: $166 million), where AstraZeneca collaborates with Shionogi.

Respiratory & Immunology

Respiratory & Immunology sales in the Established ROW region remained stable with an increase in CER by 1% at $646 million (2019: $644 million; 2018: $622 million).

Symbicort sales in the Established ROW region decreased by 1% to $438 million (CER: stable) (2019: $441 million; 2018: $431 million), driven by the impact of generic competition in Japan and an unfavourable price comparison versus 2019, partly reflecting the termination of the Astellas co-promotion agreement. This showed a particularly acute impact on the fourth quarter sales in Japan.

Pulmicort sales in the Established ROW region declined by 37% to $54 million (CER: 37%) (2019: $85 million; 2018: $85 million), particularly in Japan as a result of generic competition.

Fasenra sales in the Established ROW region increased by 33% (CER: 32%) to $131 million (2019: $99 million; 2018: $46 million).

Breztri sales in the Established ROW region increased by 355% (CER: 354%) to $9 million (2019: $2 million; 2018: $nil). In Japan, Ryotanki restrictions (which limit prescriptions to two weeks’ supply in the first year of launch) were lifted in October 2020, leading to an increase in sales, with particular regard to sales in the fourth quarter.

Other

Other sales in the Established ROW region increased by 5% (CER: 3%) to $530 million (2019: $507 million; 2018: $587 million).

Nexium sales in the Established ROW region increased by 9% (CER: 8%) to $495 million (2019: $454 million; 2018: $471 million).

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

On February 11, 2017, a non-U.S. Group company that is neither a U.S. person nor a foreign subsidiary of a U.S. person entered into a memorandum of understanding with the Iranian Ministry of Health, whereby

AstraZeneca committed to improving the overall quality of healthcare and ensuring that Iranian patients have access to the latest innovative and cost-effective medicines. The memorandum of understanding is still in effect. Throughout 2017 to 2020, AstraZeneca, through a distributor, conducted health care provider education programs in Iran, including for employees of hospitals owned or controlled by the Iranian Ministry of Health. In this context, AstraZeneca may make additional products available in Iran in the future; where required, relevant U.S. licenses will be sought.

For the year ended December 31, 2020, the Company’s gross revenues and net profits attributable to the above-mentioned Iranian activities were $11.4 million and $3.9 million respectively. For the same period, AstraZeneca’s gross revenues and net profits were $26.6 billion and $3.1 billion, respectively. Accordingly, the gross revenues and net profits attributable to the above-mentioned Iranian activities amounted to approximately 0.043% of AstraZeneca’s gross revenues and approximately 0.124% of its net profits.

At the time of publication, the management of AstraZeneca does not anticipate any change in its activities in Iran that would result in a material impact on AstraZeneca.

C.        Organizational Structure

The information (including tabular data) set forth under the headings “Additional Information—Directors’ Report—Subsidiaries and principal activities” on page 272 and “Financial Statements—Group Subsidiaries and Holdings” on pages 234 to 237, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

D.        Property, Plant and Equipment

Please see the information below under the heading Item 5—“Operating and Financial Review and Prospects—Operating Results—2020 compared with 2019”. The information (including tabular data) set forth under the headings “Strategic Report—Business Review—Research & Development—R&D resources” on page 55, “Strategic Report—Business Review—Commercial—Operations” on pages 62 to 63 and “Strategic Report—Business Review—Commercial—Information technology and information services resources” on page 66, “Strategic Report—Financial Review—Financial position - 31 December 2020—Property, plant and equipment” on page 92, “Additional Information—Risk— Risks and uncertainties—Legal, regulatory and compliance risks—Failure to adhere to applicable laws, rules and regulations” on page 263, “Additional Information—Risk—Risks and uncertainties—Legal, regulatory and compliance risks—Failure to meet regulatory or ethical expectations on environmental impact, including climate change” on page 264, “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on page 195, “Financial Statements—Notes to the Group Financial Statements—Note 29—Commitments and contingent liabilities—Environmental costs and liabilities” on page 228, “Financial Statements—Notes to the Group Financial Statements—Note 8—Leases” on pages 196 to 197 and “Additional Information—Shareholder Information—Property” on page 268, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Our Strategy and Key Performance Indicators” on pages 18 to 22, “Strategic Report—Performance in 2020” on pages 24 to 29, “Strategic Report—Business Review—Research & Development” on pages 53 to 55, “Corporate Governance— Senior Executive Team (SET) as at 31 December 2020—Early Stage Portfolio Committees (ESPC)” and “—Late Stage Portfolio Committee (LSPC)” on page 106, “Additional Information—Risk—Commercialisation risks” on pages 256 to 260, “Financial Statements— Notes to the Group Financial Statements—Note 1—Revenue—Product Sales” on page 187, “Financial Statements—Notes to the Group Financial Statements—Note 19—Interest-bearing loans and borrowings” on pages 205 to 206, “Financial Statements—Notes to the Group Financial Statements—Note 13—Derivative financial instruments” on page 203, “Financial Statements—Notes to the Group Financial Statements—Note 23—Reserves” on page 217, “Financial Statements—Notes to the Group Financial Statements—Note 27—Financial risk management objectives and policies” on pages 219 to 224, “Financial Statements—Notes to the Group Financial

Statements—Note 29—Commitments and contingent liabilities” on pages 228 to 233 and “Additional Information—Important information for readers of this Annual Report” on page 284, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference. Please also see the information above under the heading Item 4—“Information on the Company— Business Overview—Geographical Review”.

We consider the Group’s working capital to be sufficient for its present requirements.

A.                        Operating Results

2020 compared with 2019

The information set forth under the heading “Strategic Report—Financial Review” on pages 82 to 100 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated herein by reference.

2019 compared with 2018

The information set forth under the heading “Strategic Report—Financial Review” on pages 78 to 94 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to the Form 20-F dated March 3, 2020 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                        Directors and Senior Management

The information (including tabular data) set forth under the headings “Corporate Governance—Corporate Governance Overview— Board of Directors as at 31 December 2020” on pages 104 to 105, “Corporate Governance—Corporate Governance Overview—Senior Executive Team (SET) as at 31 December 2020” on pages 106 to 107 and “Corporate Governance— Directors’ Remuneration Report—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 155, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

B.                        Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report” on pages 131 to 171, “Financial Statements—Notes to the Group Financial Statements—Note 22—Post-retirement and other defined benefits” on pages 209 to 216, “Financial Statements—Notes to the Group Financial Statements—Note 28—Employee costs and share plans for employees” on pages 225 to 227 and “Financial Statements—Notes to the Group Financial Statements—Note 30—Statutory and other information—Key management personnel compensation”, on page 233, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

C.                        Board Practices

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Corporate Governance Overview” on page 103, “Corporate Governance—Board of Directors as at 31 December 2020” on pages 104 to 105, “Corporate Governance—Senior Executive Team (SET) as at 31 December 2020” on pages 106 to 107, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Board Leadership and Company Purpose” on page 114, “Corporate Governance—Corporate Governance Report—Division of responsibilities” on pages 115 to 116, “Corporate Governance—Corporate Governance Report—Remuneration” on page 117, “Corporate Governance— Science Committee Report” on page 119, “Corporate Governance—Nomination and Governance Committee Report” on pages 120 to 121, “Corporate Governance—Other Governance information—Risk management and controls—Global Compliance and Internal Audit Services (IA)” on page 118, “Corporate Governance—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 155, “Corporate Governance—Remuneration

Policy—Remuneration Policy for Executive Directors—Service contracts for Executive Directors” on page 163 and “Corporate Governance—Audit Committee Report” on pages 122 to 130, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

D.                        Employees

The information set forth under the headings “Strategic Report—Business Review—Research & Development—R&D resources” on page 55, “Strategic Report—Business Review—Commercial—Sales and marketing” on page 57, “Strategic Report—Business Review—Commercial—Operations” on pages 62 to 63, “Strategic Report—Business Review—People” (comprising the graphical data on page 68, and the “Managing change” and “Employee relations” sections on page 71 only) and “Financial Statements—Notes to the Group Financial Statements—Note 28—Employee costs and share plans for employees” (including the tabular data) on pages 225 to 227, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

E.                        Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 28—Employee costs and share plans for employees” on pages 225 to 227, “Corporate Governance— Directors’ Remuneration Report—Annual Report on Remuneration—Directors’ shareholdings” on pages 149 to 150, and “Additional Information—Directors’ Report—Shares—Directors’ and officers’ shareholdings” and “—Options to purchase securities from registrant or subsidiaries on page 272, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                        Major Shareholders

The information set forth under the heading “Additional Information—Shareholder Information—US holdings” on page 269 and “Additional Information—Directors’ Report—Shares—Major shareholdings” (including tabular data) on page 273 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

B.                        Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 30—Statutory and other information—Related party transactions” on page 233, “Additional Information—Shareholder Information—Related party transactions” on page 268, “Additional Information—Shareholder Information—Issued share capital, shareholdings and share prices” on page 269, “Additional Information—Shareholder Information—US holdings” on page 269 and “Additional Information—Directors’ Report—Major shareholdings” on page 273, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

C.                        Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                        Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18—“Financial Statements.” The information (including graphs and tabular data) set forth under the headings “Additional Information—Shareholder Information” on pages 267 to 271, “Strategic Report —Financial Review—Financial position-31 December 2020—Dividends for 2020” on page 93 and “Strategic Report—Financial Review—Capitalisation and shareholder return—Dividend and share repurchases” on page 96 and “Additional Information—Directors’ Report—Distributions to shareholders-dividends for 2020” on page 273, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

Developments in Legal Proceedings

For information in respect of material legal proceedings in which AstraZeneca is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 29—Commitments and contingent liabilities” on pages 228 to 233 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 and is incorporated by reference.

B.                        Significant Changes

Please see the information set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 31—Subsequent events” on page 233 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 and is incorporated by reference.

Other than as disclosed in this Item, since the date of the annual consolidated financial statements included in this Form 20-F dated February 16, 2021, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A.                        Offer and Listing Details

The information set forth in the introductory paragraph under the heading “Additional Information— Shareholder Information” on page 267 and “Additional Information—Shareholder Information—Ordinary Shares in issue” on page 269 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

The corresponding trading symbol is “AZN” in each of AstraZeneca’s principal markets for trading in AstraZeneca shares.

B.                        Plan of Distribution

Not applicable.

C.                        Markets

The information set forth in the introductory paragraph under the heading “Additional Information— Shareholder Information” on page 267 and “Additional Information—Shareholder Information—Issued share capital, shareholdings and share prices” on page 269 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

D.                        Selling Shareholders

Not applicable.

E.                        Dilution

Not applicable.

F.                        Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                        Share Capital

Not applicable.

B.                        Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Directors’ Report—Articles of Association” on page 273 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

C.                        Material Contracts

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the Group: (a) within the two years immediately preceding the date of this Form 20-F which are, or may be, material to the Group; or (b) at any time which contain obligations or entitlements which is, or may be, material to the Group as at the date of this Form 20-F:

(i) The Merger Agreement with Alexion

On December 12, 2020, AstraZeneca, Delta Omega Sub Holdings Inc., a Delaware corporation and a wholly owned subsidiary of AstraZeneca (“Bidco”), Delta Omega Sub Holdings Inc. 1, a Delaware corporation and a direct, wholly owned subsidiary of Bidco (“Merger Sub I”) and Delta Omega Sub Holdings LLC 2, a Delaware limited liability company and a direct, wholly owned subsidiary of Bidco (“Merger Sub II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”). The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein (1) Merger Sub I will merge with and into Alexion (the “First Merger”), with Alexion surviving the First Merger as a wholly owned subsidiary of Bidco, and (2) immediately following the effective time of the First Merger (the “Effective Time”), Alexion will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of AstraZeneca.

Under the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of common stock, par value $0.0001 per share, of Alexion issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger  Agreement) will be converted into the right to receive (1) 2.1243 American depositary shares of AstraZeneca (or, at the election of the holder thereof, a number of ordinary shares of AstraZeneca equal to the number of underlying ordinary shares represented by such American depositary shares) and (2) $60.00 in cash, without interest (collectively, the “Merger Consideration”).

The respective obligations of Alexion and AstraZeneca to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of a number of customary conditions, including: (1) the adoption of the Merger Agreement by Alexion’s stockholders; (2) approval of the transactions contemplated by the Merger Agreement by AstraZeneca’s shareholders; (3) the absence of any law or order prohibiting consummation of the Mergers; (4) AstraZeneca’s registration statement on Form F-4 having been declared effective by the Securities and Exchange Commission; (5) AstraZeneca’s shareholder circular (or, if required, prospectus) having been approved by the U.K. Financial Conduct Authority; (6) the American depository shares of AstraZeneca issuable in the Mergers (and the ordinary shares of AstraZeneca represented thereby) having been approved for listing on the Nasdaq; (7) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the Mergers under the antitrust and foreign investment laws of other specified jurisdictions; (8) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement and (9) compliance by the other party in all material respects with such other party’s obligations under the Merger Agreement.

Under the Merger Agreement, AstraZeneca will be required to make a payment to Alexion equal to $1,415.0 million if the Merger Agreement is terminated in certain circumstances, including because the AstraZeneca board of directors has changed its recommendation in favour of the Mergers or because AstraZeneca’s shareholders fail to approve the transactions contemplated by the Merger Agreement. Alexion will be required to make a payment to AstraZeneca equal to $1,180.0 million if the Merger Agreement is terminated in certain circumstances, including because the Alexion board of directors has changed its recommendation in favour of the Mergers or Alexion terminated the Merger Agreement in order to enter into an agreement providing for a Company Superior Proposal (as defined in the Merger Agreement), and Alexion will be required to make a payment to AstraZeneca equal to $270.0 million if the Merger Agreement is terminated because Alexion’s stockholders fail to adopt the Merger Agreement.

(ii) The Bridge Facility Agreement

In connection with entry into the Merger Agreement, on December 12, 2020, AstraZeneca and certain of its subsidiaries entered into a bridge facility agreement (the “Bridge Facility Agreement”), the credit facility established in accordance with the terms thereof is referred to herein as the “Bridge Facility”, with Morgan Stanley Bank International Limited, J.P. Morgan Securities plc and Goldman Sachs Bank USA, respectively, to finance up to $17.5 billion of the (i) cash consideration in connection with the Mergers, (ii) repayment of certain existing indebtedness of Alexion or its subsidiaries and (iii) fees and expenses in connection with the foregoing transaction. Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank NA, JPMorgan Chase Bank, N.A., London Branch and Goldman Sachs Bank USA each provided a commitment to fund loans under the Bridge Facility and are collectively referred to herein as the “initial bridge commitment parties”.

On December 24, 2020, the Bridge Facility was successfully syndicated to a number of large, well regarded international banks, and are collectively referred to, together with the initial bridge commitment parties, the “bridge commitment parties”, and $5 billion of the Bridge Facility was cancelled and refinanced with new long term credit facilities made available by the bridge commitment parties, which facilities are referred to herein as the “take-out facilities”, and the commitment parties in relation to the take-out facilities, the take-out commitment parties.

The bridge commitment parties’ obligation to fund the Bridge Facility and the take-out commitment parties’ obligation to fund the take-out facilities are subject to certain limited conditions as set forth in the Bridge Facility Agreement and the take-out facilities agreement, respectively, including, among others, all relevant consents to the transaction having been received, all conditions to closing under the Merger Agreement have been satisfied and that the transaction will be consummated substantially simultaneously with the first utilization of the relevant facility, and other customary conditions to completion. The commitments to provide the financing under the Bridge Facility are available for an initial term of 12 months from the earlier of (i) the date of completion of the acquisition and (ii) December 12, 2021 with up to two six-month extensions available at the discretion of AstraZeneca. The commitments to provide the term loan financing under the take-out facilities are available for a period which corresponds with the period in which closing can occur under the Merger Agreement.

D.                        Exchange Controls

The information set forth under the headings “Additional Information—Shareholder Information—Exchange controls and other limitations affecting security holders” on page 271 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

E.                        Taxation

The information set forth under the headings “Additional Information—Shareholder Information— Tax information for shareholders” on pages 270 to 271 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

F.                        Dividends and Paying Agents

Not applicable.

G.                       Statement by Experts

Not applicable.

H.                       Documents on Display

The information set forth under the heading “Additional Information—Shareholder Information—Documents on display” on page 268 of AstraZeneca’s “Annual Report and Form 20-F Information 2019” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

I.                            Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Financial risk management” on page 96 and “Financial Statements—Notes to the Group Financial Statements—Note 27—Financial risk management objectives and policies” on pages 219 to 224, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

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

Fees and Payments Made by DBTCA to Us

Pursuant to the deposit agreement, the Depositary may charge a fee up to $0.05 per ADR in respect of dividends paid by us. For the year ended December 31, 2020, we agreed that the Depositary could charge an annual fee of $0.03 per ADR in respect of dividends paid by us. As at December 31, 2020, we have received approximately $14.78 million arising out of fees charged in respect of dividends paid during 2020 and $0.6 million as a (further) contribution to the Company’s ADR program costs. We also have an agreement with the Depositary that it will waive a certain amount of its fees for standard costs associated with the administration of the ADR program up to $10,000 per year.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Internal Controls and Procedures

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Audit, risk and internal control—Risk Management and Internal Controls” on page 117, “Additional Information— Shareholder Information—US corporate governance requirements” on page 267 (the first and second paragraphs only), “Corporate Governance Report— Other Governance information—Risk Management and Controls—Disclosure Committee” on page 118, “Corporate Governance—Audit Committee Report—Internal Controls” on page 130, and “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 169, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

B.                        Management’s Annual Report on Internal Control over Financial Reporting

As required by U.S. regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 169 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021, which is incorporated by reference.

C.                        Report of Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report dated February 11, 2021, which is included below under the heading Item 18—“Financial Statements—Report of Independent Registered Public Accounting Firm”.

D.                        Changes to Internal Controls

Based on the evaluation conducted, management has concluded that no such changes have occurred that has materially affected the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Audit Committee Report—The role of the Committee and how we have complied—Committee membership and attendance” on page 124 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Strategic Report—Business Review—Commercial—Code of Ethics” on page 61, “Corporate Governance—Corporate Governance Report—Other Governance information—Risk Management and Controls—Code of Ethics” on page 118 and “Corporate Governance—Audit Committee Report—Compliance with the Code of Ethics” on page 123, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference. AstraZeneca’s Code of Ethics is available within the ‘Ethics and transparency’ section of our website at www.astrazeneca.com/sustainability/ethics-and-transparency.html.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP in 2020 and 2019:

	Year ended December 31,
	2020	2019
	($ million)
Audit fees	19.5	14.2
Audit-related fees	0.3	0.3
All other fees	0.5	0.4
Total	20.3	14.9

Audit fees included $10.8 million for the audit of subsidiaries pursuant to legislation (2019: $8.3 million), $6.3 million for the Group audit (2019: $3.5 million) $2.0 million in respect of section 404 of the Sarbanes-Oxley Act (2019: $2.0 million), and $0.4 million for assurance services in relation to interim financial statements (2019:$0.4 million). $0.8 million of fees payable in 2020 are in respect of the 2019 Group audit and audit of subsidiaries.

Audit-related fees included fees of $0.3 million (2019: $0.3 million) for other audit-related fees.

All other fees included $0.3 million for the audit of subsidiaries’ pension schemes (2019: $0.3 million), and $0.2 million (2019: $0.1 million) for other assurance services.

The information (including tabular data) set forth under the heading “Corporate Governance—Audit Committee Report” (excluding the “Compliance with the Code of Ethics” section) on pages 122 to 130 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

U.S. law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues paid by AstraZeneca to its principal accountants, if such engagements were not recognized by AstraZeneca at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2020 and 2019, the percentage of the total amount of revenues paid by AstraZeneca to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five per cent for each year.

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

There have been no share repurchases since October 1, 2012, when the Company announced the suspension of its share repurchase program. At the 2020 Annual General Meeting the Company’s shareholders authorized the Company to repurchase 131,220,627 of its own shares, but the Company’s Board of Directors did not lift the suspension on share repurchases and, accordingly, the Company did not repurchase any of its shares in 2020.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a public limited company incorporated in England and Wales, admitted to the premium segment of the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the U.K. Corporate Governance Code (the “U.K. Code”) in respect of its corporate governance practices. The 2018 edition of the U.K. Code came into effect for reporting periods beginning on or after January 1, 2019 and was effective to the Company for the year ended December 31, 2020. The Companies Act 2006 (the “U.K. Act”) and the Listing Rules of the U.K. Financial Conduct Authority (the “FCA Rules”) imposes certain requirements that also influence the Company’s corporate governance practices. The Company has ADRs listed on the Nasdaq Stock Exchange and, under the Nasdaq Listing Rules applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the Nasdaq Listing Rules.

A summary of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq Standards is set forth below.

Nasdaq Listing Rules	AstraZeneca Corporate Governance Practice
1. Under the Nasdaq Listing Rules, the audit committee is to be directly responsible for the appointment, compensation, retention and oversight of a listed company’s external auditor.

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

2. Under the Nasdaq Listing Rules, each listed company must have a formal written	Under the U.K. Code, the Company’s Remuneration Committee determines the Company’s global remuneration frameworks and compensation committee charter that specifies (A) the compensation committee’s responsibility for determining, or recommending to the board for determination, the compensation of the chief executive officer and all other Executive Officers of the company, and (B) that the chief executive officer may not be present during voting or deliberations on his or her compensation.

principles, approves individual salary decisions and related matters for executive members of the Company’s Board of Directors, the Senior Executive Team and the Company Secretary, and reviews annual bonus payments for all executives reporting directly to the Senior Executive Team members.  While the Remuneration Committee does not make initial recommendations to the Board of Directors in this respect, it does report to the Board of Directors on these matters.  Under the U.K. Act, the Company is required to offer shareholders: (i) a binding vote on the Company’s forward looking remuneration policy for its directors at least every three years; and (ii) a separate annual advisory vote on the implementation of the Company’s existing remuneration policy in terms of the payments and share awards made to its directors during the year, which is disclosed in an annual remuneration report.  The U.K. Code does not require that the terms of reference of the Company’s Remuneration Committee specify that the chief executive officer may not be present during voting or deliberations on his or her compensation.

3. Under the Nasdaq Listing Rules, each listed company must have a compensation committee comprised of at least two members each of whom must be an Independent Director, as defined under Listing Rule 5605(a)(2).

Under the U.K. Code, all of the members of the Company’s Remuneration Committee should be independent non-executive directors, with a minimum membership of three.  Under the U.K. Code, the chairman of the Company may be a member, but not chair, of the Remuneration Committee, provided he or she was considered independent on appointment as chairman. In addition, the chair of a company’s remuneration committee should have served for at least 12 months on a remuneration committee before his or her appointment.

4. Under the Nasdaq Listing Rules, director nominees must either be selected, or recommended for the Board’s selection, either by (A) Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or (B) a nominations committee comprised solely of Independent Directors.

Under the U.K. Code, a majority of the members of the Company’s nomination committee should be independent non-executive directors.  Under the U.K. Code, the chairman of the Company may be a member or chair of the nomination committee, provided he or she was considered independent on appointment as chairman. However, the chairman of the board may not chair the nomination committee when it is dealing with the appointment of his or her successor.

5. Under the Nasdaq Listing Rules, the by-laws of a listed company, other than a limited partnership, must provide for a quorum requirement for shareholder meetings of not less than 331/3% of the outstanding shares of voting common stock.

Under the U.K. Act, if a company’s articles of association do not provide otherwise, two qualifying persons must be present at a meeting for a valid quorum, unless they are both representatives of the same corporation or have been appointed as proxies by the same shareholder.  The Company’s Articles of Association contain a similar requirement.

6. Under the Nasdaq Listing Rules, subject to certain exceptions, shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.

Under the FCA Rules, shareholder approval is required to be obtained by the Company for the adoption of equity compensation plans which are either long-term incentive schemes in which directors of the Company can participate or schemes which may involve the issue of new shares.  Under the FCA Rules, these plans may not be changed to the benefit of the plan participants unless shareholder approval is obtained (with certain minor exceptions, for example, to benefit the administration of the plan or to take account of tax benefits).

The information set forth under the heading “Additional Information— Shareholder Information—US corporate governance requirements” (final paragraph only) on page 267 of AstraZeneca’s “Annual Report and

Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The information (including tabular data) set forth under the headings “Financial Statements” on pages 169 to 233 (excluding the information set forth under the subheadings “Independent Auditors’ Report to the Members of AstraZeneca PLC” on pages 170 to 175) and “Financial Statements—Group Financial Record” on page 243, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 is incorporated by reference.

Please see the information above under the heading Item 8—“Financial Information—Developments in Legal Proceedings” for unaudited information as to recent developments in certain legal proceedings disclosed under the heading “Financial Statements—Notes to the Group Financial Statements—Note 29—Commitments and contingent liabilities” on pages 228 to 233 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to this Form 20-F dated February 16, 2021 which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AstraZeneca PLC

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying Consolidated Statement of Financial Position of AstraZeneca PLC and its subsidiaries (the “Company”) as of 31 December 2020 and 31 December 2019, and the related Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for each of the three years in the period ended 31 December 2020, the Group Accounting Policies and the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2020 and 31 December 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020 i) in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006, ii) as prepared in accordance with the accounting provisions required by International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and iii) as prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in the Group Accounting Policies section of the consolidated financial statements, the Company changed the manner in which it accounts for leases in accordance with the provision of the IFRS 16 ‘Leases’ in 2019.

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

Recognition and measurement of accruals for certain rebates in the US

As described in the Group Accounting Policies, Note 1 and Note 20 to the consolidated financial statements, in the US the Company sells to customers under various commercial and government mandated contracts and reimbursement arrangements that include rebates, of which the most significant are Medicaid, Medicare Part D, and Managed Care. Rebates provided to customers under these arrangements are accounted for as variable consideration, and recognised as a reduction in revenue, for which unsettled amounts are accrued. Management has determined an accrual of $3,126m to be necessary as at 31 December 2020 for US product sales. Estimating future rebates requires significant management estimation of contractual and legal obligations, historical trends, past experience and projected market conditions in the US.

The principal considerations for our determination that performing procedures related to recognition and measurement of accruals for certain rebates in the US, of which the most significant are Medicaid, Medicare Part D and Managed Care, is a critical audit matter are the significant estimates made by management due to the measurement uncertainty involved in developing these accruals, as the reserves are based on assumptions developed using contractual and mandated terms with customers, historical experience, and market related information in the US. This in turn led to a high degree of auditor judgement and subjectivity in applying procedures relating to these assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assumptions used to estimate the accruals for the Medicaid, Medicare Part D, and Managed Care rebate arrangements. These procedures also included, among others, (i) developing an independent expectation of these accruals using the terms of the specific rebate programmes, third party information on prices and market conditions in the US and the historical trend of actual rebate claims paid; (ii) comparing the independent estimate to management’s estimates recorded by the Company; (iii) consideration of the historical accuracy of the Company’s estimates in previous years and the effect of any adjustments to prior years’ accruals in the current year’s results; and (iv) testing rebate claims processed by the Company, including evaluating those claims for consistency with the contractual and mandated terms of the Company’s arrangements.

Impairment assessment of the product, marketing and distribution rights and other intangible assets (excluding goodwill and software intangible assets)

As described in the Group Accounting Policies and Note 10 to the consolidated financial statements, the Company has product, marketing and distribution rights and other intangible assets (hereafter the intangible assets) totalling $20,627m at 31 December 2020. Those intangible assets under development and not available for use are tested annually for impairment and other intangible assets are tested when there is an indication of impairment. The recoverability of the carrying values of cash generating units (to which the intangible assets belong) depends on future cash flows and/or the outcome of research and development activities. The determination of the recoverable amounts include significant estimates which are highly sensitive and depend upon key assumptions including the probability of technical and regulatory success and amount and timing of projected future cash flows (in particular peak year sales and sales erosion curves). Management has assessed the impact of the uncertainty presented by the COVID-19 pandemic on the recoverable value of intangible assets. During 2020, $240m of impairment charges (net of impairment reversals of $165m) were recorded (of which $55m was recorded in Research and development expenses and $185m within Selling, general and administrative costs) as a result of the impairment review conducted by management. There is no headroom in the recoverable amount calculation for those partially impaired assets and they are inherently sensitive to any variations in assumptions, which could give rise to future impairments.

The principal considerations for our determination that performing procedures related to the intangible assets is a critical audit matter are the significant estimates made by management in determining the recoverable amount of the Company’s individual assets or cash generating units, which are highly sensitive. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, related to probability of technical and regulatory success and the amount and timing of projected future cash flows (in particular peak year sales and sales erosion curves) including the impact of COVID-19. Additionally, the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating the valuation techniques used and certain significant assumptions (including the probability of technical and regulatory success).

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for the determination of recoverable amounts of the Company’s individual assets or cash generating units, and their related assessment of the impairment of intangible assets. These procedures also included, among others, (i) testing management’s process for determining the recoverable amount of the Company’s individual assets or cash generating units; (ii) evaluating the appropriateness of the methodology used in the impairment models; (iii) testing the completeness and accuracy of the models as well as the underlying data used in the models, including reconciling the cash flows to the Board approved Long Range Plan (which includes the impact of COVID-19); and (iv) evaluating the significant assumptions used by management in determining future cash flows, including the probability of technical and regulatory success, peak year sales and sales erosion curves, and considering the potential future impact of COVID-19. Evaluating the reasonableness of management’s assumptions involved (a) comparing significant assumptions (including management’s probability of technical and regulatory success, peak year sales assumptions and sales erosion curves) to external data and benchmarks; and (b) performing a retrospective comparison of forecasted revenues to actual past performance. Professionals with specialised skill and knowledge were used to assist in the evaluation of valuation techniques used and certain significant assumptions (including the probability of technical and regulatory success).

Recognition and measurement of legal provisions and contingent liabilities

As described in the Group Accounting Policies, Note 21 and Note 29 to the consolidated financial statements, the Company is engaged in a number of legal proceedings, including patent litigation, product liability, commercial litigation, and government investigations/proceedings. As at 31 December 2020 the Company held provisions of $348m in respect of legal claims and settlements (together, legal provisions) and disclosed the more significant legal proceedings as contingent liabilities in Note 29. Management’s assessment as to whether or not to recognise legal provisions involved a series of complex judgements about future events.

The principal considerations for our determination that performing procedures related to recognition and measurement of legal provisions and contingent liabilities is a critical audit matter are there is significant judgement by management when assessing the likelihood of a loss being incurred and in determining a reasonable estimate of the loss or range of loss for each claim. This led to a high degree of auditor judgement and effort in evaluating management’s assessment of the legal provisions necessary and contingent liabilities in respect to the legal claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of legal claims, including controls over determining whether a loss is probable (and if applicable estimation of the related legal provision) and financial statement disclosures. These procedures also included, among others, (i) obtaining and evaluating letters of audit inquiry with internal and external legal counsel; (ii) testing the completeness of management’s assessment of both the identification of legal claims and possible outcomes of each legal claim; (iii) evaluating the reasonableness of management’s assessment regarding whether it is probable that a liability exists and a reliable estimate can be made of the likely outcome; and (iv) evaluating the sufficiency of the Company’s legal proceedings contingent liabilities disclosures.

Recognition and measurement of accruals for tax contingencies

As described in the Group Accounting Policies and Note 29 to the consolidated financial statements, the Company recorded accruals of $1,014m in respect of tax contingencies at 31 December 2020. The Company faces a number of audits and reviews in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. Where the tax exposures can be quantified, an accrual is made based on either the most likely amount method or the expected value method. As disclosed in Note 29, accruals can be built up over a long period of time but the ultimate resolution of tax exposures usually occurs at a point in time.  Given the inherent uncertainties in management’s assessments of the outcomes of these exposures, there could, in future periods, be adjustments to these accruals that have a material positive or negative effect on the results in any particular period.

The principal considerations for our determination that performing procedures related to recognition and measurement of accruals for tax contingencies is a critical audit matter is the significant judgement made by management in determining accruals for tax contingencies, including significant estimation uncertainty relative to the tax audits and reviews in jurisdictions around the world and in some cases disputes with the tax authorities, and the potential for adjustments which could have a material impact on the Company’s profit for the year. This in turn led to a high degree of auditor judgement, effort, and subjectivity in performing procedures to evaluate the timely identification and accurate measurement of accruals for tax contingencies, as the nature of the audit evidence available to support the accruals for tax contingencies is complex and often highly subjective, and the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, recognition and measurement of tax contingencies. These procedures also included, among others, (i) testing the information used in the calculation of the probability of different outcomes for tax contingencies; (ii) testing the calculation of the accruals for tax contingencies by jurisdiction, including management’s assessment of the technical merits of tax positions (including where relevant evaluating any advice received from the Company’s external advisors) and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of tax contingencies and possible outcomes of each tax contingency; (iv) evaluating the status and results of tax audits and enquiries with the relevant tax authorities; and (v) assessing the sufficiency of the disclosures in Note 29. Professionals with specialised skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s accruals for tax contingencies, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realised, the application of relevant tax laws, and estimated interest and penalties.

Valuation of defined benefit obligations

As described in the Group Accounting Policies and Note 22 to the consolidated financial statements, the Company has defined benefit obligations of $13,870m at 31 December 2020. The valuation of pension plan liabilities requires estimation in determining appropriate assumptions such as salary increases, mortality, discount rates and inflation levels. Movements in these assumptions can have a material impact on the determination of the liabilities in the Company’s most significant schemes in the UK, the US and Sweden. Management’s specialists, specifically qualified independent actuaries, were used to assist in determining these assumptions.

The principal considerations for our determination that performing procedures related to the valuation of defined benefit obligations is a critical audit matter are that there were significant estimates made by management, including the use of management’s specialists, in determining the assumptions which can have a material impact on the defined benefit obligations. This in turn led to a high degree of auditor judgement and subjectivity in applying procedures relating to these assumptions and the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating those assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assumptions used to determine the defined benefit obligations and the accuracy of the obligations. These procedures also included, among others, the involvement of professionals with specialised skill and knowledge to assist in evaluating the reasonableness of the assumptions used in calculating the defined benefit obligations for the UK, the US and Sweden, by (i) assessing whether salary increases and mortality assumptions were consistent with the specifics of each plan and, where applicable, with relevant independently developed ranges considering national information; (ii) evaluating that the discount and inflation rates used were consistent with independently developed ranges and in line with other companies’ recent external reporting; (iii) assessing management’s methodology used to determine the discount rate and inflation assumptions to ensure that this is in line with the requirements of IAS 19 ‘Employee Benefits’ and that any changes in methodologies were appropriate; and (iv) evaluating the calculations prepared by management’s specialists to assess the impact of the assumptions used on the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

11 February 2021

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

4.7	Agreement and Plan of Merger between AstraZeneca PLC, Delta Omega Sub Holdings Inc., Delta Omega Sub Holdings Inc. 1, Delta Omega Sub Holdings LLC 2, and Alexion Pharmaceuticals, Inc.

4.8

Bridge Facility Agreement between AstraZeneca PLC arranged by Morgan Stanley Bank International Limited, J.P. Morgan Securities plc, and Goldman Sachs Bank USA with Morgan Stanley Bank International Limited, J.P. Morgan Securities PLC and Goldman Sachs Bank USA acting as Bookrunners and J.P. Morgan AG acting as Facility Agent.

8.1	List of significant subsidiaries of AstraZeneca PLC.

12.1	Certification of Pascal Soriot filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Marc Dunoyer filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Pascal Soriot and Marc Dunoyer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1	Annual Report and Form 20-F Information 2020.(2)

15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

15.3	Consent of IQVIA Inc.

15.4	Consent of Bureau Veritas UK Limited.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema.

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.

(1)         Exhibits other than those listed above are omitted when in the opinion of the registrant they are either not applicable or not material. Other Exhibits previously filed have been omitted when in the opinion of the registrant such Exhibits are no longer material.

(2)         Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2020 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

	By:	/s/ A C N Kemp
		Name:	A C N Kemp
		Title:	Authorized Signatory

London, England
February 16, 2021