Form 20-F
period 2021-12-31
ASTRAZENECA PLC
filed 2022-02-22
CIK 901832

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

◻    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

◻    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………………………..

For the transition period from ___________________ to _______________________

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one half of an Ordinary Share of 25¢ each	AZN	The Nasdaq Stock Market LLC
Ordinary Shares of 25¢ each		The Nasdaq Stock Market LLC *
2.375% Notes due 2022	AZN 22A	The Nasdaq Stock Market LLC
Floating Rate Notes due 2022	AZN 22B	The Nasdaq Stock Market LLC
3.500% Notes due 2023	AZN 23	The Nasdaq Stock Market LLC
7.000% Notes due 2023	AZN / 23	The Nasdaq Stock Market LLC
Floating Rate Notes due 2023	AZN 23A	The Nasdaq Stock Market LLC
0.300% Notes due 2023	AZN 23B	The Nasdaq Stock Market LLC
0.700% Notes due 2024	AZN 24	The Nasdaq Stock Market LLC
3.375% Notes due 2025	AZN 25	The Nasdaq Stock Market LLC
0.700% Notes due 2026	AZN 26	The Nasdaq Stock Market LLC
1.200% Notes due 2026	AZN 26A	The Nasdaq Stock Market LLC
3.125% Notes due 2027	AZN 27A	The Nasdaq Stock Market LLC
1.750% Notes due 2028	AZN 28	The Nasdaq Stock Market LLC
4.000% Notes due 2029	AZN 29	The Nasdaq Stock Market LLC
1.375% Notes due 2030	AZN 30	The Nasdaq Stock Market LLC
2.250% Notes due 2031	AZN 31	The Nasdaq Stock Market LLC
6.450% Notes due 2037	AZN 37	The Nasdaq Stock Market LLC
4.000% Notes due 2042	AZN 42	The Nasdaq Stock Market LLC
4.375% Notes due 2045	AZN 45	The Nasdaq Stock Market LLC
4.375% Notes due 2048	AZN 48	The Nasdaq Stock Market LLC
2.125% Notes due 2050	AZN 50	The Nasdaq Stock Market LLC
3.000% Notes due 2051	AZN 51	The Nasdaq Stock Market LLC

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

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2021 was:

Title of Class	Number of Shares Outstanding
Ordinary Shares of 25¢ each:	1,549,400,665
Redeemable Preference Shares of £1 each:	50,000

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

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes ☐  No ☐

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2021 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated and submitted on February 22, 2022.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Unless the context otherwise requires, “AstraZeneca” or “Group” refers to the Company and its consolidated entities. Other information contained within AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F, including graphs and tabular data, is not included in this Form 20-F unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Use of terms” on the inside front cover, “Strategic Report—Financial Review—Measuring performance” on page 54, and the tables on pages 55 and 56, “Additional Information—Trade Marks” on page 223, “—Glossary” on pages 224 to 227 and “—Important information for readers of this Annual Report—Cautionary statement regarding forward-looking statements”, “—Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates”, “—Statements of competitive position, growth rates and sales”, “—AstraZeneca websites”, “—External/third-party websites” and “—Figures” on page 228, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference. References herein to AstraZeneca websites, including where a link is provided, are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F dated February 22, 2022. Reference to “audited” information (including graphs and tabular data) set forth under the heading “Corporate Governance—Directors’ Remuneration Report” refers to procedures performed by the Company’s external auditor in accordance with International Standards on Auditing (UK) (‘ISAs (UK)’) and applicable law and does not form part of the “Report of Independent Registered Public Accounting Firm” in Item 18 herein.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

Reserved.

B.       Capitalization and Indebtedness

Not applicable.

C.       Reason for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Operating in the pharmaceutical sector carries various inherent risks and uncertainties that may affect our business. In this section, we describe the risks and uncertainties that we consider material to our business in that they may have a significant effect on our financial condition, results of operations, and/or reputation.

These risks are not listed in any particular order of priority and have been categorised consistently with the “Risk Overview—Principal Risks” detailed from page 50 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022, which are included below along with the other risks that we face. We believe that the forward-looking statements about AstraZeneca in this Form 20-F dated February 22, 2022, identified by words such as ‘anticipates’, ‘believes’, ‘expects’ and ‘intends’, and that include, among other things, future prospects in the “Financial Review” from page 52 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations. Therefore, other risks, unknown or not currently considered material, could have a material adverse effect on our financial condition, results of operations and/or reputation.

Product pipeline risks

Failure or delay in the delivery of our pipeline or launch of new medicines

Our continued success depends on the development and successful launch of innovative new drugs. The development of pharmaceutical product candidates is a complex, risky and lengthy process involving significant resources. A project may fail at any stage of the process due to various factors, including: failure to obtain the required regulatory or marketing approvals, unfavourable clinical efficacy data, safety concerns, failure to demonstrate adequate cost-effective benefits to regulatory authorities and/or payers, and the emergence of competing products. More details of projects that have suffered setbacks or failures during 2021, can be found in the “Strategic Report—Disease Area Review” on pages 16 to 29 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022.

Launch activities may be delayed by a number of factors, including: adverse findings in pre-clinical or clinical studies, regulatory demands, price negotiation, large-scale natural disasters or global pandemics, competitor activity and technology transfer.

In addition to developing products in-house, we continue to expand our portfolio through licensing arrangements and strategic collaborations which may not ultimately be successful.

Impact

Failure or delay in development of new product candidates could damage the reputation of our R&D capabilities, and materially adversely affect our future business and results of operations. See also “Failure to achieve strategic plans or meet targets or expectations” below.

Delays to launches can lead to excess expenses in the manufacture of pre-launch product stocks, marketing materials and sales force training. For the launch of products that are seasonal in nature, delays in regulatory approvals or manufacturing may delay launch to the next season which, in turn, may significantly reduce the return on costs incurred in preparing for the launch for that season. Furthermore, in immuno-oncology in particular, speed to market is critical given the large number of clinical trials being conducted by competitors. Delay of launch can also erode the term of patent exclusivity.

Competition from other pharmaceutical companies means that we may have to pay a significant premium over book or market values for our acquisitions. Failure to complete collaborative projects in a timely, cost-effective manner may limit our ability to access a greater portfolio of products, IP, technology and shared expertise. In many cases we make milestone payments in advance of the commercialisation of the products, with no assurance of recouping costs.

Failure to meet regulatory or ethical requirements for medicine development or approval

We are subject to laws and regulations that control our ability to market our pharmaceutical products. Our development programmes must meet many standards in order to prove that our products are safe, effective and of high quality. These standards vary by country and region. Health authorities, such as the FDA in the US and the EMA in the EU, can refuse to grant approval for our products, or they may require us to conduct additional clinical trials or scientific testing for our products, or provide additional data before they will approve our products for marketing. The EU Clinical Trials Regulation, which is intended to create a favourable environment for conducting clinical trials while maintaining high standards for patient safety, came into application on 31 January 2022. EMA expects pharmaceutical companies to submit product data in Identification of Medicinal Products (IDMP) format, presenting a significant challenge to the industry as the requirements are complex.

Many factors influence a health authority’s decision to approve or reject a marketing application for a pharmaceutical product. These include: advances in science and technology; new laws, regulations and policies; different standards for evaluating safety and effectiveness by health authorities; and input from the general public and public interest groups.

Following approval, a health authority may require us to conduct additional clinical trials or scientific testing to address concerns raised after our products have been used by patients in the marketplace.

Impact

Delays in regulatory approvals could impact our ability to market our products and may adversely affect our revenue. In addition, post-approval requirements, including additional clinical trials, could result in increased costs. We seek to manage these risks, but policymaking by governments and health authorities is unpredictable at times, and unforeseen circumstances, such as public health emergencies, may strain health authority resources. These factors may delay the approval of our products.

New data may impact a product’s approval status or lead to labelling changes that may limit the use of a product.

While we support transparency efforts to make clinical trial data more publicly accessible, inappropriate or incorrect independent analyses may damage a product’s integrity and our Company’s reputation.

Commercialisation risks

Failures or delays in the quality or execution of the Group’s commercial strategies

The successful launch of a new pharmaceutical product involves substantial investment in sales and marketing activities, launch stocks and other areas. We may ultimately be unable to achieve commercial success for various reasons, including: difficulties in manufacturing sufficient quantities of the product candidate for development or commercialisation in a timely manner; the impact of price control measures imposed by governments and healthcare authorities; the outcome of negotiations with third-party payers; erosion of IP rights, including infringement by third parties; failure to show a differentiated product profile and changes in prescribing habits.

The ability to successfully carry out business in emerging markets can be more challenging than in established markets. Such challenges may include; volatility in economic or political climates; inadequate protection against crime (including counterfeiting, corruption and fraud) and inadvertent breaches of local and international law.

The commercialisation of biologics and rare disease therapies is often more complex than for small molecule pharmaceutical products, primarily due to differences in the mode of administration, technical aspects of the product, and rapidly changing distribution and reimbursement environments..

Impact

Failure to execute our commercial strategies or failure to achieve the level of sales anticipated to recoup launch and development investment, could materially adversely impact our business or results of operations.

Failure to leverage potential opportunities or appropriately manage risks in emerging markets, may materially adversely affect our reputation, business or results of operations.

Failure to effectively commercialise biologics and rare disease therapies could prevent us realising the full value of a significant proportion of our pipeline, as well as result in delays to launch and material write-offs.

Pricing, affordability, access and competitive pressures

Operating in more than 100 countries, we are subject to political, socio-economic and financial factors around the world. A sustained global economic downturn may adversely impact our business. Global pressures to reduce healthcare spending mean many of our key markets experience the implementation of various controls, reimbursement mechanisms or cost-containment measures for pharmaceutical products, including:

> drug pricing system reforms

> restrictive reimbursement policies

> payer consolidation in the US

> price transparency

> reference pricing

> expedited approval of generic drugs and introduction of policies which encourage generic utilisation

> cost transparency

A summary of the principal aspects of price regulation and how pricing pressures are affecting our business in our most important markets is set out in the Impact section.

Geopolitical tensions and the escalation of trade disputes may lead to sanctions, such as the unilateral imposition of tariffs, or non-tariff barriers. Price control measures could have a relatively high impact on our Rare Disease portfolio, given higher annual prices of orphan medicines and small patient populations.

Impact

Deterioration of, or lack of improvement in, socio-economic conditions, could adversely affect supply and/or distribution in affected countries, and the ability or willingness of customers to purchase our medicines, putting pressure on price and/or volumes. This could adversely affect our business or results of operations – for example, those health systems most severely impacted by downturn may seek alternative ways to settle their debts at a discount. Other customers may cease to trade, which may result in losses from writing off debts, or a reduction in demand for products.

A downturn may exacerbate pressure from governments and other healthcare payers on medicine prices and volumes of sales, and may cause a slowdown in growth, or sales decline, in some markets. For example, in the US, any future changes to the Affordable Care Act (ACA), or any significant spending reductions or cost controls affecting Medicare, Medicaid or other publicly funded or subsidised health programmes, could adversely affect our business and financial results.

Additionally, in the US, consolidation and integration of drug distributors, retail pharmacy chains, private insurers, managed care organisations and other purchasing organisations, may continue to have an effect on pharmaceutical manufacturers, including AstraZeneca.

Another example of commercial pressure is pricing control in China; 119 medicines, including AstraZeneca medicines, were added to the National Reimbursement Drug List (NRDL) in March 2021, with an average price reduction of 51%. Volume-based procurement (VBP) was also expanded in 2021, placing downward pressure on the price of medicines that have lost exclusivity and are facing local competition from Generic Quality Consistency Evaluation (GQCE)-validated products.

In Europe, governments continue to implement and expand price control measures for medicines. The EU has also committed to introducing a joint health technology assessment (HTA) review, which may delay reimbursement decisions.

In other markets, there has been a trend towards rigorous and consistent application of pricing regulations, including reference pricing and group purchasing.

The implementation of tariffs or non-tariff barriers may increase the cost to supply medicines, or reduce the volumes sold in markets, adversely impacting our financial results.

Supply chain and business execution risks

Failure to maintain supply of compliant, quality medicines

Manufacturing and supply difficulties, delays and interruptions, including:

> Product demand significantly in excess of what has been forecasted, or supply chain disruptions (e.g. due to natural disasters, COVID-19), may lead to supply shortages.

> Delays in construction of new facilities or the expansion of existing facilities to support future demand for our products, including new types of medicine.

> The inability to supply products due to a product quality failure (including a failure to manufacture in accordance with Good Manufacturing Practices (GMP) or other regulations) or regulatory compliance action, such as licence withdrawal, product recall or product seizure.

> Reliance on third-party suppliers for active ingredients, packaging components etc.

Impact

Difficulties with manufacturing and supply, forecasting, distribution or third-party suppliers, may result in product shortages, which may lead to lost product sales and materially adversely affect our reputation and revenues. Even slight variations in components or any part of the manufacturing process may lead to a product that is non-compliant and does not meet quality standards. This could lead to recalls, spoilage, product shortage, regulatory action and/or reputational harm. In the event of insolvency of third-party suppliers, it would be difficult to substitute in a timely manner or at all.

Illegal trade in the Group’s medicines

The illegal trade of our pharmaceutical products, including counterfeiting, tampering, theft and illegal diversion (where products are found in a market where we did not send them and where they are not approved to be sold) may lead to a loss of public confidence in the integrity of our medicines.

Impact

Illegal trade could materially adversely affect our reputation, financial performance, and pose a direct risk to patient safety. In addition, concern about this issue may cause some patients to stop taking their medicines, with consequent risks to their health.

If we are found liable for breaches in our supply chain, authorities may take action, financial or otherwise, that could restrict the distribution of our products.

Reliance on third-party goods and services

We spend approximately $22 billion each year with trade suppliers. The spend supports the length of our value chain from discovery to manufacture and commercialisation of our medicines.

Many of our business-critical operations, including certain R&D processes, IT systems, HR, finance, tax and accounting services are outsourced to third-party providers. We are therefore heavily reliant on these third parties, not just to deliver timely and high-quality goods and services, but also to comply with applicable laws and regulations and adhere to our ethical business expectations of third-party providers.

Impact

The failure of suppliers to deliver timely goods and services, and to the required level of quality, or the failure of suppliers to cooperate with each other, could materially adversely affect our financial condition or results of operations. Any breach of security, whether physical, cyber or data related, or failure of these third parties to operate in a way that is consistent with laws or regulations, may lead to regulatory penalties, materially affect the results of operations and adversely impact our reputation. Failure to successfully manage either the integration of outsourced services or the transition process of insourcing services from third parties may lead to business disruption..

Failure in information technology or cybersecurity

We are dependent on effective IT systems to support critical business functions. They provide an essential means of safeguarding and communicating data, including critical or strictly confidential information, the confidentiality and integrity of which we rely upon. We must ensure personal data that our third parties manage is protected and complies with increasingly stringent global privacy laws. Examples of strictly confidential information that we hold includes clinical trial records, personal information, intellectual property, R&D data, and compliance information. The size and complexity of our IT systems, cloud utilisation, and third-party vendors we engage continue to increase significantly. As a result, such systems are potentially vulnerable to service interruptions and security breaches, from attacks by malicious third parties or intentional or inadvertent actions by our employees or vendors. Significant changes in the business footprint or in the implementation of the IT strategy could lead to a temporary loss of capability.

We increasingly use the internet, digital content, social media, mobile applications, the Internet of Things (IoT), artificial intelligence, and other forms of new technology to process our data and communicate internally and externally.

Privacy legislation in various jurisdictions includes obligations to report data protection breaches, whether intentional or inadvertent, to regulators and affected individuals within expedited timeframes.

We and our vendors could be susceptible to third party or internal attacks on our information security systems. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organised criminal groups, ‘hacktivists’, nation states, employees and others. Occasionally we experience intrusions, including as a result of computer-related malware.

Impact

Any significant disruption to these IT systems (including breaches of data security or cybersecurity, failure to integrate new and existing IT systems) or failure to comply with additional requirements under applicable laws, could harm our reputation and materially adversely affect our financial condition or results of operations. While we invest heavily in the protection of our data and IT, we may be unable to prevent breakdowns or breaches which could result in disclosure of confidential information, damage to our reputation, regulatory penalties or sanctions, and financial loss.The inability to back up and restore data effectively could lead to permanent loss of data that could in turn result in non-compliance with applicable laws and regulations, and otherwise harm our business.

The accessibility and instantaneous nature of interactions with such media may exacerbate the risk of unauthorised data loss from AstraZeneca. This could lead to the unauthorised or unintentional public disclosure of confidential information which may damage our reputation, adversely affect our business or results of operations, and expose us to legal risks and/or additional legal obligations. Similarly, the involuntary public disclosure of commercially sensitive information, could adversely affect our business or results of operations. In addition, negative posts, or comments about us (or, for example, the safety of our products) on social media websites or other digital channels, could harm our reputation, brand image or goodwill.

Expedited reporting, often before the nature and impact of a data breach can be fully understood, could cause reputational damage and a loss of public trust that may be disproportionate to the extent of the breach.

Although we maintain cybersecurity insurance, there can be no guarantee that our insurance coverage limits will protect against any future claim or that such insurance proceeds will be paid to us in a timely manner.

Failure of critical processes

Unexpected events and/or events beyond our control could result in the failure of critical processes within the Company or at third parties on whom we are reliant. The business faces threats to business continuity from many directions. Examples of material threats include:

> Disruption to our business or the global markets if there is instability in a particular geographic region, including as a result of war, terrorism, pandemics, armed conflicts, riots, unstable governments, civil insurrection or social unrest.

> Natural disasters in areas of the world prone to extreme weather events, which may increase in frequency or severity as a result of climate change, and such phenomena as earthquakes.

> Cyber threats similar to those detailed in the “failure in information technology or cybersecurity” section above.

Impact

Crystallisation of such material threats may heighten certain other risks, such as those relating to the delivery of the pipeline or launch of new medicines or the manufacture and supply of medicines, and may lead to loss of revenue and have an adverse impact on our financial results.

Failure to collect and manage data in line with legal and regulatory requirements and strategic objectives

AstraZeneca is obliged to meet legal, regulatory and ethical requirements when it collects, shares and utilises personal information and is required to operate a privacy framework, deploying people, processes and technology to manage and mitigate privacy risks. The COVID-19 pandemic has exacerbated privacy risks, changing practices relating to the collection and sharing of sensitive health data, including our employees’ health data, and accelerated third-party due diligence of COVID-19 related suppliers.

Evolving third-party relationships beyond the traditional vendor/supplier model and the increased use of digital solutions and applications represents privacy challenges. In addition, there is increasing regulatory interest in emerging technologies, including a move towards regulations relating to the utilisation of Artificial Intelligence (AI) and data other than personal data. This will require appropriate updates to AstraZeneca’s approach and capabilities in these areas.

We continue to see regulatory developments that impact the ability for personal data to be shared freely across international borders. Recent examples include data localisation requirements in China’s new personal information law, alongside new EU regulatory guidance further limiting the ability to transfer personal data from the EU to the rest of the world.

Impact

Failure to demonstrate how AstraZeneca meets these obligations could cause reputational damage, significant regulatory sanctions, reduced ability to utilise personal data for scientific and business purposes and prevent access to wider industry data-sharing initiatives. Given the evolving external and internal data environment it is important that AstraZeneca ensures that there is a consistent level of engagement of senior data ownership and stewardship across the different business areas, aligned to the data risk profile.

Partnerships with entities such as smaller biotech companies and start-ups in hubs and emerging markets, potentially with less mature privacy regulations and varying ethical standards, may impact our ability to demonstrate compliance with core privacy requirements. In addition, greater reliance on third-parties means less direct oversight of day-to-day conduct and compliance, with a need for enhanced third-party risk management.

Responding to these developments in the short term will require additional controls around personal information transfers, including the use of contractual commitments with third-parties and the deployment of additional technical measures. Long term we may see a trend to more local data storage and access including regional data centres.

Failure to attract, develop, engage and retain a diverse, talented and capable workforce

We rely heavily on recruiting and retaining talented employees with a diverse range of skills and capabilities to meet our strategic objectives. There is intense competition for well-qualified individuals, as the supply of people with certain skills or in specific geographic regions may be limited.

The successful delivery of our business objectives is dependent on high levels of engagement and commitment of the workforce, particularly as employees return to working in office locations following the pandemic. In addition, we need to effectively integrate Alexion employees to ensure they are engaged and committed to the AstraZeneca business priorities.

Impact

The inability to attract and retain highly-skilled personnel may weaken our succession plans for critical positions in the medium term, may materially adversely affect the implementation of our strategic objectives, and could ultimately impact our business or results of operations.

Failure to engage effectively with our employees could lead to business disruption in our day-to-day operations, reduce levels of productivity and/or increase levels of voluntary turnover, all of which could ultimately materially adversely affect our business or results of operations.

Legal, regulatory and compliance risks

Failure to meet regulatory or ethical expectations on environmental impact, including climate change

Environmental issues will become more material in the marketplace as the wider healthcare system embraces net -zero climate targets. The environmental targets and performance of our business will come under increased scrutiny by investors, governments and non-governmental organisations. Environmental considerations are starting to become embedded in the public procurement of good and services, including medicinal products and devices. Specific intermediates used to manufacture medicines, or those used as excipients or propellants, are coming under increased regulation and some may be subject to time-limited exemptions or potential phase-out. The physical impacts of climate change could impact the resilience of our business operations and supply chain.

Impact

Investors will increasingly target companies with strong Environmental, Social and Governance (ESG) performance. We continue to see an increased requirement to disclose our ESG strategy, targets and performance. This includes a requirement to quantify the impact of specific ESG issues on our business and associated mitigation plans (e.g. the impact of climate change through TCFD and CDP).

Failure to maximise the sustainability credentials of our business, products and the processes used to make our medicines could expose us to increased regulatory risk, and put us at a commercial disadvantage relative to our peers. This could adversely impact our financial results.

Failure to proactively manage the physical risks associated with climate change could impact the resilience of our operations and supply chain. This could result in supply interruptions, loss of stock and adversely impact our financial results.

Safety and efficacy of marketed medicines is questioned

Our ability to accurately assess, prior to launch, the eventual safety or efficacy of a new product once in broader clinical use can only be based on data available at that time, which is inherently limited due to relatively short periods of product testing and relatively small clinical study patient samples.

Any unforeseen safety concerns or adverse events relating to our products, or failure to comply with laws, rules and regulations relating to provision of appropriate warnings concerning the dangers and risks of our products that result in injuries, could expose us to large product liability damages claims, settlements and awards, particularly in the US. Adverse publicity relating to the safety of a product, or of other competing products, may increase the risk of product liability claims. Details of material product liability litigation matters can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments and contingent liabilities” on pages 189 to 196 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022.

Impact

Serious safety concerns or adverse events relating to our products could lead to product recalls, seizures, loss of product approvals, declining sales and interruption of supply, and could materially adversely impact patient access, our reputation and financial revenues.

Significant product liability claims could also arise which could be costly, divert management attention, or damage our reputation and demand for our products.

Unfavourable resolution of such current and similar future product liability claims could subject us to enhanced damages, consumer fraud and/or other claims, including civil and criminal governmental actions.This could require us to make significant provisions in our accounts relating to legal proceedings, and could materially adversely affect our financial condition or results of operations, particularly where such circumstances are not covered by insurance. For more information on limited third-party insurance coverage, see “Unexpected deterioration in the Group’s financial position” below.

Adverse outcome of litigation and/or governmental investigations

We may be subject to various legal proceedings and governmental investigations. Our many business operations are subject to a wide range of laws, rules and regulations from around the world. Any failure to comply with these applicable laws, rules and regulations may result in AstraZeneca being investigated by relevant governmental agencies and authorities and/or subject to legal proceedings brought by private citizens. Relevant authorities have wide-ranging administrative powers to deal with any failure to comply with continuing regulatory oversight, and this could affect us, whether such failure is our own or that of our contractors or external partners. In particular, the manufacturing, marketing, exportation, promotional, clinical, pharmacovigilance, and pricing practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with regulatory agencies, purchasers, prescribers and patients, are subject to extensive regulation, litigation and governmental investigation. Moreover, such laws, rules and regulations are subject to change.

Impact

Many companies, including AstraZeneca, have been subject to legal claims asserted by federal and state governmental authorities and private payers and consumers, which have resulted in substantial expense and other significant consequences. Governmental investigations or proceedings could result in us becoming subject to civil or criminal sanctions and/or being forced to pay fines or damages. Civil litigation, particularly in the US, is inherently unpredictable and unexpectedly high awards for damages can result from an adverse result. In many cases, litigation adversaries may claim enhanced damages in extremely high amounts. Government investigations, litigations, and other legal proceedings, regardless of their outcome, could be costly, divert management attention, or damage our reputation and demand for our products. “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments and contingent liabilities” on pages 189 to 196 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022, describes the material legal proceedings in which we are currently involved. Unfavourable resolution of current and similar future proceedings against us could subject us to criminal liability, fines, penalties or other monetary or non-monetary remedies, including enhanced damages, require us to make significant provisions in our accounts relating to legal proceedings and could materially adversely affect our business or results of operations.

IP-related risks to our products

IP protection provides the foundation for continued investment in developing innovative medicines to improve patient health. However, the pharmaceutical industry is experiencing pressure from governments and other healthcare payers to impose limits on IP protections in an effort to manage healthcare costs. Additionally, policymakers are progressively leveraging regulations to expedite the approval of generic drugs and encourage generic drug utilisation. These policies may drive accelerated utilisation of generic alternatives to our products following expiry or loss of our IP rights. We also recognise increasing use of compulsory licensing in some countries in which we operate.

We are subject to numerous patent challenges relating to various products or processes and assertions of non-infringement of our patents. A loss in any of these challenges could result in loss of patent protection on the covered product, and a risk to the revenue generated by the product. We also face the risk that our products may be found to infringe patents owned or licensed by third parties and be subject to monetary damages, or compelled to cease sales of the infringing product, resulting in a potential risk to revenue.

These challenges threaten the value of our investment in pharmaceutical development. Details of material patent litigation matters can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments and contingent liabilities” on pages 189 to 196 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022.

Impact

Following expiry of our IP rights, or if we are unable to obtain, defend and enforce IP that protects our products, we may experience accelerated and intensified competition from third parties. Also, if our products are found to infringe a third-party patent, we may be subject to monetary damages or compelled to cease sales of the infringing product. These negative outcomes could have an adverse, material impact on our financial results.

Economic and financial risks

Failure to achieve strategic plans or meet targets or expectations

From time to time, we communicate our business strategy, our targets or performance expectations (for example, the expectations described in “Strategic Report—Financial review—Future prospects” on page 66 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022. All such statements are of a forward-looking nature and based on assumptions and judgements, all of which are subject to significant inherent risks and uncertainties. Following the acquisition of Alexion in July 2021, we may experience difficulties in integrating geographically separated organisations, systems and facilities, and personnel with different organisational cultures.

Impact

There can be no guarantee that our financial targets or expectations will materialise. Actual results may deviate materially and adversely from any target or expectation. Any failure to successfully implement our business strategy may frustrate the achievement of our targets, which may therefore materially damage our brand, business, financial position or results of operations. Failure to effectively integrate Alexion into the Group may delay the realisation of anticipated benefits from the acquisition, incur higher than anticipated costs of integration, or result in ongoing operational inefficiencies which may adversely impact the results of operations. Furthermore, our reported results of operations may be negatively impacted from acquisition-related charges, amortisation of expenses related to intangibles, charges for the implementation of long-term assets, or previously unknown or unidentified contingent liabilities.

Failure in financial control or the occurrence of fraud

Effective internal controls assist in the provision of reliable Financial Statements and the detection and prevention of fraud. Testing of internal controls provide only limited assurance over the accuracy of Financial Statements and may not prevent or detect misstatements or fraud.

Impact

Significant resources may be required to remediate any deficiency in internal controls. Any such deficiency may trigger related investigations and may result in fines being levied against individual directors or officers. Serious fraud may lead to prosecution of senior management.

Unexpected deterioration in the Group’s financial position

Product sales in countries other than the US are predominantly in currencies other than the US dollar, including the Chinese renminbi, the euro, Japanese yen and pound sterling.

A number of our existing or future commercial agreements, such as borrowings, derivative financial instruments and commercial contracts, utilise or may utilise various London Interbank Offered Rates (LIBOR), or other similar rates as benchmark reference rates. These rates are the subject of ongoing regulatory reform, the result of which is expected to see some or all of them partially or fully replaced by alternative reference rates.

The majority of our cash investments are managed centrally and are invested in AAA credit-rated institutional money market funds, collateralised bank deposits, fixed income securities in government, and financial and non-financial securities. This means our credit exposure is a mix of US, EU and rest of world sovereign default risk, financial institution and non-financial institution default risk.

Our consolidated balance sheet contains significant investments in intangible assets, including goodwill. The pharmaceutical business is high risk, and we invest in a large number of projects in an effort to develop a successful portfolio of approved products. Our ability to realise value on these investments depends on regulatory approvals, market acceptance, competition and legal developments.

Our defined benefit post-retirement obligations (the most significant of which are for the UK, Sweden and US) can materially change in value, but are largely backed by invested assets.

We maintain relevant insurance coverage for risks arising within the Group. Revenue authorities can make conflicting claims as to the profits to be taxed in individual countries.

The Organisation for Economic Co-operation and Development (OECD) has introduced a number of changes under the Base Erosion and Profit Shifting (BEPS) Action Plans which are now being progressively implemented by tax authorities around the world. In December 2021, the OECD published the Global Anti-Base Erosion (GloBE) rules, setting out the framework the 130 countries which are members of the Inclusive Framework are expected to introduce from 2023, which taxes profits of large groups at a minimum rate of 15% in each country in which they operate. It is also considering further potential actions which would potentially include allocating taxing rights over a higher proportion of profits to end market jurisdictions, and is now seeking a consensus amongst the Inclusive Framework members on those changes.

Impact

Currency fluctuations can significantly affect our results of operations, which are reported in US dollars. Movements in exchange rates against the US dollar may materially adversely affect our financial condition or results of operations.

This may result in potential adjustments or renegotiations being necessary to our agreements. While different alternative reference rates are developing, there is a risk that we fail to renegotiate or adjust our agreements. This could have an adverse effect on the cost, cash flows, value, return on and trading market of (as appropriate) our borrowings, derivative financial instruments and other agreements.

In a sustained economic downturn, financial institutions may cease to trade and there can be no guarantee that we will be able to access monies owed to us.

We expect that some of our intangible assets will become impaired in the future. Impairment losses may materially adversely affect our financial condition or results of operations. Details of the carrying values of goodwill and intangible assets, are included in “Financial Statements—Notes to the Group Financial Statements—Note 9—Goodwill” on page 156 and “—Note 10—Intangible assets” on page 156 to 159, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022. Solvency levels could fall, leading to higher contributions if there are: falls in assets; increases in liability valuations (driven by falls in bond yields, increases in future inflation or lower than expected mortality); or changes in regulations. A material increase in deficit may cause credit agencies to downgrade our rating, negatively affecting our ability to borrow. For more information, please see “Financial Statements—Notes to the Group Financial Statements—Note 22—Post-retirement and other defined benefit schemes” on pages 168 to 175 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022.

Financial liabilities arising where we do not have insurance coverage, or where an insurer successfully denies coverage, could materially adversely affect our financial condition. For more information, see “Adverse outcome of litigation and/or governmental investigations” above.

The resolution of tax disputes regarding the profits to be taxed in individual territories can result in a reallocation of profits or losses between jurisdictions, or even double taxation, and an increase or decrease in related tax costs, and has the potential to affect our cash flows, EPS and post-tax earnings. Claims, regardless of their merits or their outcome, are costly, divert management attention and may adversely affect our reputation.

If tax treaties are withdrawn or amended, this could materially adversely affect our financial condition or results of operations, as could a negative outcome of a tax dispute or a failure by tax authorities to agree to eliminate double taxation. Changes to the application of tax treaties or the availability of the EU arbitration convention following Brexit could also result in adverse consequences, such as those described above. For tax risk management policies, please see “Financial Review—Financial risk management” on page 66, and for details of current tax disputes, please see “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments and contingent liabilities” on pages 189 to 196, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022.

Changes in tax regimes could result in a material impact on the Group’s cash tax liabilities and tax charge, resulting in either an increase or a reduction in financial results. Specific OECD BEPS recommendations that we expect to impact the Group include changes to patent box regimes, restrictions of interest deductibility, global minimum tax rate and revised transfer pricing guidelines allocating more profits to end user markets.

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

AstraZeneca PLC was incorporated in England and Wales on June 17, 1992 under the Companies Act 1985. It is a public limited company domiciled in the UK. The Company’s registered number is 2723534 and its registered office is at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, UK (Tel: +44 (0)20 3749 5000). From February 1993 until April 1999, the Company was called Zeneca Group PLC. On April 6, 1999, the Company changed its name to AstraZeneca PLC.

The Company was formed when the pharmaceutical, agrochemical and specialty chemical businesses of Imperial Chemical Industries PLC were demerged in 1993. In 1999, the Company sold the specialty chemical business. Also in 1999, the Company merged with Astra of Sweden. In 2000, it demerged the agrochemical business and merged it with the similar business of Novartis to form a new company called Syngenta AG. In 2007, the Group acquired MedImmune, a biologics and vaccines business based in the US. In 2021, the Group acquired Alexion, a rare disease business based in the US.

In 1999, in connection with the merger between Astra and Zeneca, the Company’s share capital was redenominated in US dollars. On 6 April 1999, Zeneca shares were cancelled and US dollar shares issued, credited as fully paid on the basis of one dollar share for each Zeneca share then held.

This was achieved by a reduction of capital under section 135 of the Companies Act 1985. Upon the reduction of capital becoming effective, all issued and unissued Zeneca shares were cancelled and the sum arising as a result of the share cancellation credited to a special reserve, which was converted into US dollars at the rate of exchange prevailing on the record date. This US dollar reserve was then applied in paying up, at par, newly created US dollar shares.

At the same time as the US dollar shares were issued, the Company issued 50,000 Redeemable Preference Shares for cash, at par. The Redeemable Preference Shares carry limited class voting rights, no dividend rights and are capable of redemption, at par, at the option of the Company on the giving of seven days’ written notice to the registered holder of the Redeemable Preference Shares.

A total of 826 million Ordinary Shares were issued to Astra shareholders who accepted the merger offer before the final closing date, 21 May 1999. The Company received acceptances from Astra shareholders representing 99.6% of Astra’s shares and the remaining 0.4% was acquired in 2000, for cash.

In 2021 in connection with the acquisition of Alexion a total of 236 million Ordinary Shares (the majority of which were represented by new AstraZeneca ADRs) were issued to Alexion shareholders in part consideration for the acquisition.

The information (including tabular data) set forth under the headings “Strategic Report—Financial Review— Collaboration Revenue” on page 59, “Strategic Report—Financial Review— Business combinations” on page 63, “Strategic Report—Financial Review— Investments, divestments and capital expenditure” on page 65, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Board Leadership and Company Purpose” on page 77 and “Additional Information—Important information for readers of this Annual Report— AstraZeneca websites” on page 228, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

The United States Securities and Exchange Commission (the “SEC”) maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

B.       Business Overview

The information (including graphs and tabular data) set forth under the headings “Strategic Report—AstraZeneca at a glance” on pages 2 to 3, “Strategic Report—Chair’s Statement” on page 4, “Strategic Report—Chief Executive Officer’s Review” on pages 5 to 6, “Strategic Report—Our strategy and Key Performance Indicators” on pages 12 to 15, “Strategic Report—Healthcare in a Changing World” on pages 7 to 9; “Strategic Report—Business Review” on page 30 to 47, “Strategic Report—Disease Area Review” on pages 16 to 29, “Strategic Report— Risk Overview—Managing risk”, “—Risk Overview— Emerging risks”, “—Risk Overview—Climate risk” on page 48, “Strategic Report—Risk Overview—COVID-19 pandemic” on page 49, “Corporate Governance—Corporate Governance Report—Other Governance information—Global Compliance and Internal Audit Services (IA)” on page 79, “Additional Information—Sustainability: supplementary information” on page 216, “Additional Information—Task force on Climate-related Financial Disclosures Statement” on pages 216 to 222, “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 145 to 146, “Financial Statements—Notes to the Group Financial Statements—Note 6—Segment information” on pages 152 to 153, and “Additional Information—Important information for readers of this Annual Report—Statements of competitive position, growth rates and sales” on page 228, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

Development Pipeline as of February 10, 2022

This section sets out AstraZeneca-sponsored or -directed trial New Molecular Entities (NMEs) and significant indications Regulatory submission dates shown for assets in Phase III and beyond. As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Key:

PP = Partnered product

Phase I

Compound	Mechanism	Area Under Investigation
Oncology
AZD0466	BCL2/xL (PP)	haematological malignancies
AZD1390	ATM inhibitor	glioblastoma
AZD2936	PD1/TIGIT bispecific mAb (PP)	solid tumours
AZD4573	CDK9 inhibitor	haematalogical malignancies
AZD5991	MCL1 inhibitor	haematalogical malignancies
AZD7648	DNAPK (PP)	haematological and solid tumours
AZD7789	PD1/TIM3 bispecific mAb	solid tumours
AZD8701+/- Imfinzi	FOXP3 +/- PD-L1 (PP)	solid tumours
Imfinzi + adavosertib	PD-L1 mAb + Wee1 inhibitor (PP)	solid tumours
IPH5201	CD39 (PP)	solid tumours
MEDI1191	IL12 mRNA (PP)	solid tumours
MEDI5752 + lenvatinib	PD-1/CTLA-4 bispecific mAb + VEGF	advanced renal cell carcinoma
MEDI9253	rNDV IL12	solid tumours
Tagrisso + (Koselugo or savolitinib)	EGFR inhibitor + (MEK inhibitor or MET inhibitor) (PP)	advanced EGFRm non-small cell lung cancer
CVRM
AZD2373	Podocyte health	nephropathy
AZD2693	NASH resolution	non-alcoholic steatohepatitis
AZD3366	CD39L3	cardiovascular disease
AZD3427	Relaxin ThP	cardiovascular disease
AZD5462	Relaxin mimetic	cardiovascular disease
AZD7503	ASO	non-alcoholic steatohepatitis
MEDI8367	avb8	chronic kidney disease
Respiratory & Immunology
AZD4604	Inhaled JAK1 inhibitor	asthma
AZD5055	Porcupine inhibitor	idiopathic pulmonary fibrosis
AZD8630	Inhaled TSLP mAb	asthma
Rare Disease
ALXN1720	subcutaneous anti-C5 bi-specific	generalized Myasthenia Gravis
ALXN1820	anti-properdin bi-specific	haematology
ALXN1850	next-generation asfotase alfa	hypophosphatasia
Other
AZD4041	orexin 1 receptor antagonist (PP)	opioid use disorder
MEDI0618	PAR2 antagonist mAb	osteoarthritis pain
MEDI1341	alpha synuclein mAb (PP)	Parkinson’s disease
MEDI1814	amyloid beta mAb (PP)	Alzheimer’s disease

Phase II

Compound	Mechanism	Area Under Investigation
Oncology
adavosertib	Wee1 inhibitor (PP)	ovarian cancer, solid tumours, uterine serous cancer
AZD0171 + Imfinzi + CTx	anti-LIF mAb + PD-L1 mAb + CTx	1L metastatic pancreatic ductal adenocarcinoma
AZD4573 + Calquence	CDK9 inhibitor + BTK inhibitor	haematological malignancies
AZD5305	PARP1Sel	solid tumours
Camizestrant (AZD9833)	Selective estrogen receptor degrader	estrogen receptor +ve breast cancer
capivasertib	AKT inhibitor (PP)	prostate cancer
ceralasertib	ATR inhibitor	solid tumours
Imfinzi (platform)COAST	PD-L1 mAb + multiple novel oncology therapies (PP)	non-small cell lung cancer
Imfinzi (platform) HUDSON	PD-L1 mAb + multiple novel oncology therapies	post IO non-small cell lung cancer
Imfinzi (platform) NeoCOAST	PD-L1 mAb + multiple novel oncology therapies (PP)	non-small cell lung cancer
Imfinzi + FOLFOX + bevacizumabL COLUMBIA1	PD-L1 mAb + CTx + VEGF	1st-line metastatic microsatellite-stable colorectal cancer
Imfinzi + LynparzaL ORION	PD-L1 mAb + PARP inhibitor (PP)	1st-line metastatic non-small cell lung cancer
Imfinzi + monalizumab	PD-L1 mAb + NKG2a mAb PD-1/CTLA-4 (PP)	solid tumours
MEDI5752	PD-1/CTLA-4 Bispecific mAb	solid tumours
oleclumab+CTx or Imfinzi+oleclumab+CTx	CD73 mAb + CTx or (PD-L1 mAb + CD73 mAb + CTx	metastatic pancreatic cancer
Post-1L Tagrisso ORCHARD (platform)	EGFR inhibitor + multiple novel oncology therapies	EGFRm non-small cell lung cancer
Tagrisso + savolitinib SAVANNAH	EGFR inhibitor + MET inhibitor (PP)	advanced EGFRm non-small cell lung cancer
CVRM
AZD4831	myeloperoxidase	heart failure with a preserved ejection fraction
AZD5718	FLAP	coronary artery disease/chronic kidney disease
AZD8233	Hypercholesterolemia	cardiovascular disease
AZD8601	VEGF-A (PP)	cardiovascular disease
AZD9977 + Farxiga/Forxiga	MR modulator + SGLT2 inhibitor	heart failure with chronic kidney disease
cotadutide	GLP-1/glucagon dual agonist	type-2 diabetes, obesity and NASH, diabetic kidney disease
MEDI6570	LOX-1 mAb	cardiovascular disease
tozorakimab	IL33 mAb	diabetic kidney disease
zibotentan +Farxiga/Forxiga ZENITH-CKD	ETA antagonist + SGLT2 (PP)	chronic kidney disease
Respiratory & Immunology
AZD1402	Inhaled IL4Ra (PP)	asthma
AZD7986	DPP1 (PP)	chronic obstructive pulmonary disease
brazikumab EXPEDITION	IL23 mAb	ulcerative colitis
tozorakimab	IL33 mAb	COPD/atopic dermatitis/asthma/COVID-19
Rare Disease
ALXN2050	oral factor D inhibitor	Paroxysmal Nocturnal Hemoglobinuria
danicopan (ALXN2040)	oral factor D inhibitor	Geographic atrophy
Other
MEDI7352	NGF/TNF bispecific mAb	osteoarthritis pain and painful diabetic neuropathy

Phase III

Estimated filing acceptance
Compound	Mechanism	Area Under Investigation	Additional Information	US	EU	Japan	China
Oncology
camizestrant + CDK4/6i SERENA-6	selective estrogen receptor degrader + CDK4/6 inhibitors	1L HR+ HER2- ESR1m breast cancer		2023+	2023+	2023+
camizestrant + palbociclib SERENA-4	selective estrogen receptor degrader + CDK4/6 inhibitor	1st-line HR+ HER2- breast cancer		2023+	2023+	2023+	2023+
capivasertib + abiraterone CAPItello-281	AKT inhibitor + abiraterone	PTEN deficient metastatic hormone sensitive prostate cancer	(PP)	2023+	2023+	2023+	2023+
capivasertib + CTx CAPItello-290	AKT inhibitor + CTx	1st-line metastatic triple negative breast cancer	(PP)	2023	2023	2023	2023+
capivasertib + fulvestrant CAPItello-291	AKT inhibitor + fulvestrant	2nd- line and beyond in AI resistant locally advanced (inoperable) or metastatic breast cancer	(PP)	2023	2023	2023	2023+
capivasertib + fulvestrant + palbociclib CAPItello-292	AKT inhibitor + fulvestrant + CDK4/6 inhibitor	1st-line triplet in early relapse/ET resistant locally advanced (inoperable) or metastatic breast cancer	(PP)	2023+	2023+	2023+	2023+
datopotamab deruxtecan TROPION-Lung01	TROP2 targeting antibody drug conjugate	2L+ NSCLC without actionable genomic mutations	(PP)	2023	2023	2023	2023+
datopotamab deruxtecan# TROPION-Breast01	TROP-2 targeting antibody drug conjugate	2-3L HR+ HER2- breast cancer	(PP)	2023+	2023+	2023+	2023+
Imfinzi +/- tremelimumab + CTx POSEIDON	PD-L1 mAb +/- CTLA-4 mAb + CTx	1st-line non-small cell lung cancer	(PP)	Accepted	Accepted	Submitted	2023+
Imfinzi + tremelimumab HIMALAYA	PD-L1 mAb + CTLA-4 mAb	1st-line hepatocellular carcinoma	(PP)	H1 2022 (Orphan Drug Designation)	H1 2022 (Organ designation)	H1 2022	2023+
Imfinzi + tremelimumab + SoC NILE	PL-L1 mAb + CTLA-4 mAb + SoC	1st-line urothelial cancer	(PP)	2023	2023	2023	2023+
Imfinzi +/- tremelimumab + CRT ADRIATIC	PD-L1 mAb +/- CTLA-4 mAb + CRT	1st-line limited-stage small-cell lung cancer	(PP)	2023	2023	2023	2023
Koselugo/selumetinib SPRINT	MEK inhibitor	paediatric neurofibromatosis type-1	(PP)	Launched (Priority Review, Breakthrough, Therapy, Orphan Drug Designation)	(Breakthrough Therapy, Orphan designation)	Submitted (Orphan Drug)	H2 2022
Lynparza + Imfinzi + bevacizumab DuO-O	PARP inhibitor + PD-L1 mAb + VEGF inhibitor	1st-line ovarian cancer	(PP)	2023+	2023+	2023+	2023+
Lynparza + Imfinzi DuO-E	PARP inhibitor + PD-L1 mAb	1st-line endometrial cancer	(PP)	2023+	2023+	2023+	2023+
monalizumab + cetuximab INTERLINK-1	NKG2a mAb + EGFR mAb	2L+ relapsed metastatic head and neck squamous cell cancer	(PP)	2023+	2023+	2023+	N/A
savolitinib + Imfinzi SAMETA	MET inhibitor + PD-L1 mAb	1st-line papillary renal cell carcinoma	(PP)	2023+	2023+		2023+
CVRM
eplontersen	Ligand-conjugated antisense	patients with hereditary transthyretinmediated amyloid polyneuropathy	(PP)	H2 2022 (Orphan Drug Designation
eplontersen	Ligand-conjugated antisense	patients with hereditary transthyretinmediated amyloid polyneuropathy	(PP)	2023+ (Orphan Drug Designation	2023+
Roxadustat OLYMPUS/ ROCKIES	Hypoxia-inducible factor prolyl hydroxylase inhibitor	anaemia in chronic kidney disease/end-stage renal disease	(PP)				Launched
Respiratory & Immunology
Brazikumab INTREPID	IL23 mAb	Crohn’s disease		2023+	2023+	2023+	2023+
Fasenra CALIMA SIROCCO ZONDA BISE BORA GREGALE MIRACLE	IL5R mAb	severe uncontrolled asthma	(PP)	Launched	Launched	Launched	2023
PT027	ICS/SABA	asthma	(PP)	H1 2022
Saphnelo TULIP 1 & TULIP 2 (China)	Type I IFN receptor mAb	systemic lupus erythematosus	(PP)	Launched (Fast Track, Orphan Drug Designation)	Accepted	Approved	2023+
Tezspire (tezepelumab) NAVIGATOR DIRECTION	TSLP mAb	severe uncontrolled asthma	(PP)	Launched (Priority Review)	Accepted	Accepted	2023+
Rare Disease
Acoramidis (ALXN2060)	oral TTR stabilizer	Transthyretin Amyloid Cardiomyopathy (ATTR-CM)	(PP)				2023
ALXN1840	bis-choline tetrathiomolybdate	Wilson’s disease		H2 2022 (Orphan Drug Designation)	H2 2022 (Orphan Drug Designation)	H2 2022
CAEL-101	fibril-reactive mAb	AL amyloidosis		2023+ (Fast Track, Orphan Drug Designation)	2023+ (Fast Track, Orphan Drug Designation)	2023+
danicopan (ALXN2040)	factor D inhibitor	Paroxysmal Nocturnal Hemoglobinuria-Extravascular Hemolysis		2023 (Orphan Drug Designation)	2023 (Orphan Drug Designation)	2023
Other and COVID-19
Evusheld (AZD7442)	COVID-19 LAAB combination	prevention and treatment of COVID-19	Prophylaxis FDA EUA submission approved	Approved (Emergency Use)	H1 2022	H1 2022	H1 2022
nirsevimab	RSV mAb-YTE	passive RSV immunisation	(PP)	H2 2022 (Fast Track Designation, Breakthrough Therapy Designation)	H1 2022 (PRIME)	2023	2023 (Breakthrough Therapy Designation)
Vaxzevria	SARS-CoV-2	COVID vaccine	(PP) EMA and Japan Conditional Marketing Authorisation	H1 2022	Launched	Launched

Significant Life-cycle Management

Estimated filing acceptance
Compound	Mechanism	Area Under Investigation	Additional Information	US	EU	Japan	China

Oncology

Calquence ASCEND	BTK inhibitor	relapsed/refractory chronic lymphocytic leukaemia	(PP)	Launched (Breakthrough Therapy Orphan Drug Designation)	Launched	Approved	2023
Calquence ELEVATE-TN	BTK inhibitor	1st-line chronic lymphocytic leukaemia	(PP)	Launched (Breakthrough Therapy Orphan Drug Designation)	Launched	H2 2022	2023+
Calquence + R-CHOP ESCALADE	BTK inhibitor + R-CHOP	1st-line Diffuse Large B Cell Lymphoma		2023+	2023+	2023+	2023+
Calquence + venetoclax + obinutuzumab AMPLIFY	BTK inhibitor + BCL-2 inhibitor + anti-CD20 mAb	1st-line chronic lymphocytic leukaemia	(PP)	2023+	2023+	N/A	2023+
Calquence ECHO	BTK inhibitor	1st-line mantle cell lymphoma	(PP) 2023 (Orphan Drug Designation)	2023	2023	2023	2023
Enhertu DESTINY-Breast02	HER2 targeting antibody drug conjugate	HER2-positive, unresectable and/or metastatic breast cancer pretreated with prior standard of care HER2 therapies, including T-DM1	(PP)	H2 2022	H2 2022	N/A	N/A
Enhertu DESTINY-Breast03	HER2 targeting antibody drug conjugate	HER2-positive, unresectable and/or metastatic breast cancer previously treated with trastuzumab and taxane	(PP)	Accepted (Breakthrough Therapy Designation, Priority Review)	Accepted	Submitted	H1 2022
Enhertu DESTINY-Breast04	HER2 targeting antibody drug conjugate	HER2-low, unresectable and/or metastatic breast cancer	(PP)	H1 2022	H1 2022	H1 2022	H2 2022
Enhertu DESTINY-Breast05	HER2 targeting antibody drug conjugate	HER2-positive post-neoadjuvant high-risk breast cancer	(PP)	H1 2022	H1 2022	H1 2022	H2 2022
Enhertu DESTINY-Breast06	HER2 targeting antibody drug conjugate	post-ET HER2-low/HR+ breast cancer 2L	(PP)	2023+	2023+	2023+	2023+
Enhertu (platform) DESTINY-Breast07	HER2 targeting antibody drug conjugate	HER2+ breast cancer	Phase II (PP)
Enhertu (platform) DESTINY-Breast08	HER2 targeting antibody drug conjugate	HER2-low breast cancer	Phase I (PP)
Enhertu DESTINY-Breast09	HER2 targeting antibody drug conjugate	1st line HER2-postitive breast cancer	(PP)	2023+	2023+	2023+	2023+
Enhertu DESTINY-Breast11	HER2 targeting antibody drug conjugate	neoadjuvant HER2-positive breast cancer	(PP)
Enhertu DESTINY-Gastric01	HER2 targeting antibody drug conjugate	HER2-overexpressing advanced gastric or gastroesophageal junction adenocarcinoma patients who have progressed on two prior treatment regimens	Phase II EU submission includes data from Gastric02 (PP)	Approved (Priority Review, Breakthrough Therapy, Orphan Drug Designation)	Accepted	Approved	2023+
Enhertu DESTINY-Gastric04	HER2 targeting antibody drug conjugate	2nd-line HER2-positive gastric cancer	(PP)	2023+	2023+	2023+	2023+
Enhertu DESTINY-Lung01	HER2 targeting antibody drug conjugate	HER2-over-expressing or -mutated, unresectable and/or metastatic non-small cell lung cancer	Phase II (PP)	Breakthrough Therapy
Enhertu DESTINY-Lung04	HER2 targeting antibody drug conjugate	1st-line non-small cell lung cancer	(PP)	2023+	2023+	2023+	2023+
Enhertu DESTINYPanTumour01	HER2 targeting antibody drug conjugate	HER2-expressing solid tumors	Phase II (PP)
Enhertu DESTINYPanTumour02	HER2 targeting antibody drug conjugate	HER2-expressing solid tumors	Phase II (PP)
Imfinzi PEARL	PD-L1 mAb	1st-line metastatic non-small cell lung cancer	(PP)	H2 2022	H2 2022	H2 2022	H2 2022
Imfinzi + CRT PACIFIC-2	PD-L1 mAb + CRT	locally-advanced (stage III) non-small cell lung cancer	(PP)	H2 2022	H2 2022	H2 2022
Imfinzi post-SBRT PACIFIC-4	PD-L1 mAb post-SBRT	stage I/II non-small cell lung cancer	(PP)	2023+	2023+	2023+	2023+
Imfinzi + CRT PACIFIC-5 (China)	PD-L1 mAb + CRT	locally-advanced (stage III) non-small cell lung cancer	(PP)				2023
Imfinzi + CTx neoadjuvant AEGEAN	PD-L1 mAb + CTx	locally-advanced (stage II-III) non-small cell lung cancer	(PP)	2023	2023	2023	2023+
Imfinzi + CTx MERMAID-1	PD-L1 mAb + CTx	stage II-III adjuvant non-small cell lung cancer		2023+	2023+	2023+	2023+
Imfinzi MERMAID-2	PD-L1 mAb	stage II-III premetastatic non-small cell lung cancer		2023+	2023+	2023+	2023+
Imfinzi + CRT KUNLUN	PD-L1 mAb + CRT	locally advanced esophageal squamous cell carcinoma	(PP)	2023+	2023+	2023+	2023+
Imfinzi + CTx TOPAZ-1	PD-L1 mAb + CTx	1st-line biliary tract cancer	(PP)	H1 2022 (Orphan Drug Designation)	H1 2022	H1 2022	H1 2022
Imfinzi + FLOT MATTERHORN	PD-L1 mAb + CTx	Neo-adjuvant/adjuvant gastric cancer	(PP)	2023+	2023+	2023+	2023+

Imfinzi + VEGF + TACE EMERALD-1	PD-L1 mAb + VEGF + TACE	locoregional hepatocellular carcinoma	(PP)	H2 2022	H2 2022	H2 2022	2023
Imfinzi + VEGF EMERALD-2	PD-L1 mAb + VEGF	adjuvant hepatocellular carcinoma	(PP)	2023	2023	2023	2023
Imfinzi CALLA	PD-L1 mAb	locally-advanced cervical cancer	(PP)	H2 2022	H2 2022	H2 2022	H2 2022
Imfinzi + CTx NIAGARA	PD-L1 mAb + CTx	muscle invasive bladder cancer	(PP)	2023	2023	2023	N/A
Imfinzi + EV +/- treme VOLGA	PD-L1 + nectin-4 targeting antibody drug conjugate +/- CTLA4	muscle invasive bladder cancer		2023+	2023+	2023+	N/A
Imfinzi POTOMAC	PD-L1 mAb	non muscle invasive bladder cancer	(PP)	2023+	2023+	2023+	N/A
Imfinzi (platform) MAGELLAN	PD-L1 mAb + multiple novel oncology therapies +/- CTx	1st-line metastatic non-small cell lung cancer	Phase II (PP)
Imfinzi (platform) BEGONIA	PD-L1 mAb with paclitaxel and mulitiple novel oncology therapies	1st-line metastatic triple negative breast cancer	Phase II (PP)
Lynparza OlympiA	PARP inhibitor	gBRCA adjuvant breast cancer	(PP)	Accepted (Priority Review)	Accepted	Submitted (Orphan Drug Designation)	2023
Lynparza (basket) MK-7339-002 / LYNK002	PARP inhibitor	HRRm cancer	Phase II (PP)
Lynparza + abiraterone PROpel	PARP inhibitor + NHA	prostate cancer	(PP)	H2 2021	Accepted	H1 2022	2023+
Lynparza LYNK-003	PARP inhibitor	platinum sensitive 1st-line colorectal cancer	(PP)	2023	2023	2023	2023
Lynparza MONO-OLA1	PARP inhibitor	1st-line BRCAwt ovarian cancer	(PP)	2023+	2023+	2023+	2023+
Tagrisso LAURA	EGFR inhibitor	stage III EGFRm non-small cell lung cancer	2023	2023	2023	2023
Tagrisso + CTx FLAURA2	EGFR inhibitor + CTx	1st-line advanced EGFRm non-small cell lung cancer	2023	2023	2023
Tagrisso +/- CTx neoadjuvant NeoADAURA	EGFR inhibitor +/- CTx	stage II/III resectable EGFRm NSCLC	2023+	2023+	2023+	2023+
Tagrisso ADAURA	EGFR inhibitor	adjuvant EGFRm non-small cell lung cancer		Launched (Breakthrough Therapy Designation, Priority Review)	Approved	Submitted	Launched
CVRM
Brilinta/Brilique THALES	P2Y12 receptor antagonist	acute ischaemic stroke or transient ischaemic attack	Brilinta in the US; Brilique in rest of world.	Launched	Accepted	N/A	Accepted
Bydureon BCise (autoinjector)	GLP-1 receptor agonist	type-2 diabetes	Launched	Launched	N/A	H2 2022
Farxiga/Forxiga DAPA-CKD	SGLT-2 inhibitor	renal outcomes and cardiovascular mortality in patients with chronic kidney disease	Farxiga in the US; Forxiga in rest of world.	Launched (Fast Track, Breakthrough Therapy Designation)	Launched	Launched (Priority Review)	Accepted
Farxiga/Forxiga DAPA-MI	SGLT-2 inhibitor	prevention of heart failue and CV death following a myocardial infarction		2023+	2023+	N/A	N/A
Farxiga/Forxiga DELIVER	SGLT-2 inhibitor	worsening HF or CV death in patients with chronic HF (HFpEF)		H2 2022	H2 2022	H2 2022	H2 2022
Lokelma DIALIZE-Outcomes	Potassium binder	CV outcomes in patients on chronic hemodialysis with hyperkalaemia		2023+ (Fast Track)	2023+	N/A	2023+
Lokelma STABILIZE-CKD	Potassium binder	hyperkalaemia in CKD		2023+	2023+	2023+	2023+
roxadustat	Hypoxiainducible factor prolyl hydroxylase inhibitor	anaemia in myelodysplastic syndrome	(PP)	2023+			2023+
roxadustat	Hypoxiainducible factor prolyl hydroxylase inhibitor	chemotherapy induced anaemia	Phase II (PP)
Xigduo XR/Xigduo	SGLT-2 inhibitor/ metformin FDC	type-2 diabetes		Launched	Launched		H1 2022
Respiratory & Immunology
Breztri/Trixeo (PT010) KALOS, LAGOS	LABA/LAMA/ICS	asthma		2023+	2023+	2023+	2023+
Fasenra RESOLUTE	IL5R mAb	COPD	(PP)	2023+		2023+	2023+
Fasenra ARROYO	IL5R mAb	chronic spontaneous urticaria	Phase II
Fasenra FJORD	IL5R mAb	bullous pemphigoid		2023+	2023+	2023+	2023+
Fasenra HILLIER	IL5R mAb	atopic dermatitis	Phase II
Fasenra MAHALE	IL5R mAb	non-cystic fibrosis bronchiectasis		2023+	2023+		2023+
Fasenra MANDARA	IL5R mAb	eosinophilic granulomatosis with polyangiitis		2023	2023	2023	2023+
Fasenra MESSINA	IL5R mAb	eosinophilic esophagitis		2023	2023	2023
Fasenra NATRON	IL5R mAb	hypereosinophilic syndrome		2023	2023	2023	2023+
Fasenra OSTRO ORCHID(China/ Japan)	IL5R mAb	nasal polyps	(PP)	Accepted		2023+	2023+
Saphnelo	Type I IFN receptor mAb	lupus nephritis	Phase II (PP)
Saphnelo TULIP-SC	Type I IFN receptor mAb	systemic lupus erythematosus (subcutaneous)	(PP)	2023+	2023+	2023+
Tezspire (tezepelumab)	TSLP mAb	chronic obstructive pulmonary disease	Phase II (PP)
Tezspire (tezepelumab) WAYPOINT	TSLP mAb	nasal polyps	(PP)	2023+	2023+	2023+	2023+
Rare Disease

Andexxa (ALXN2070)	anti-factor Xa reversal	urgent surgery	Phase II
Andexxa (ALXN2070)	anti-factor Xa reversal	Acute Major Bleed		Launched Accelerated approval)	Launched	Accepted (Orphan drug)
Ultomiris (ALXN1210)	anticomplement C5 mAb	dermatomyositis	Phase II/III
Ultomiris (ALXN1210)	anticomplement C5 mAb	generalized Myasthenia Gravis		Accepted (Priority Review)	Accepted	Accepted
Ultomiris (ALXN1210)	anticomplement C5 mAb	Neuromyelitis Optica Spectrum Disorder		H2 2022	H2 2022	H2 2022
Ultomiris (ALXN1210)	anticomplement C5 mAb	Hematopoietic Stem Cell Transplant– associated Thrombotic Microangiopathy		2023+ (Orphan Drug Designation)	2023+	2023+
Ultomiris (ALXN1210)	anticomplement C5 mAb	Subcutaneous administration Paroxysmal Nocturnal Hemoglobinuria and atypical Hemolytic Uremic Syndrome		Accepted (Orphan Drug Designation)	H1 2022
Ultomiris (ALXN1210)	anticomplement C5 mAb	complement-mediated thrombotic microangiopathy		2023+	2023+

Recent Pipeline Developments

Enhertu DESTINY-Breast04

On February 21, 2022, we announced positive high-level results from the pivotal DESTINY-Breast04 Phase III trial showed Enhertu (trastuzumab deruxtecan) demonstrated a statistically significant and clinically meaningful improvement in both progression-free survival (PFS) and overall survival (OS) in patients with HER2-low unresectable and/or metastatic breast cancer regardless of hormone receptor (HR) status versus physician's choice of chemotherapy. Enhertu is a HER2-directed antibody drug conjugate (ADC) being jointly developed by AstraZeneca and Daiichi Sankyo.

Saphnelo (anifrolumab)

On February 16, 2022, we announced that AstraZeneca's Saphnelo (anifrolumab) has been approved in the European Union as an add-on therapy for the treatment of adult patients with moderate to severe, active autoantibody-positive systemic lupus erythematosus (SLE), despite receiving standard therapy.

Lynparza (olaparib)

On February 15, 2022, we announced that positive results from the PROpel Phase III trial showed AstraZeneca and MSD's Lynparza (olaparib) in combination with abiraterone demonstrated a statistically significant and clinically meaningful improvement in radiographic progression-free survival (rPFS) versus current standard-of-care abiraterone as a 1st-line treatment for patients with metastatic castration-resistant prostate cancer (mCRPC) with or without homologous recombination repair (HRR) gene mutations.

Patent Expiries of Key Marketed Products

Patents covering our products are, or may be, challenged by third parties. Generic products may be launched ‘at risk’ and our patents may be revoked, circumvented or found not to be infringed. Many of our products are subject to challenges by third-parties. Details of material challenges by third parties can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments and contingent liabilities” on pages 189 to 196 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 and incorporated by reference. The expiry dates shown below include granted SPC/PTE and/or Paediatric Exclusivity periods (as appropriate). In Europe, the exact SPC situation may vary by country as different Patent Offices grant SPCs at different rates. Bolded expiry dates relate to new molecular entity patents, the remaining dates relate to other patents. The expiry dates of relevant regulatory data exclusivity periods are not represented in the table below. A number of our products are subject to generic competition in one or more markets.

									Aggregate Product
						US			Sales Ex-US
						Product Sales ($m)			($m)
Key Marketed products	Description	US	China	EU1	Japan	2021	2020	2019	2021	2020	2019
Oncology
Calquence (acalabrutinib)	A selective inhibitor of Bruton’s tyrosine kinase indicated for the treatment of chronic lymphocytic leukaemia (CLL) and mantle cell lymphoma (MCL) and in development for the treatment of multiple B-cell malignancies.	2026-2032, 2032-2036	2032, 2036	2032, 2036[2]	2032	1,089	511	162	149	11	2
Enhertu[3] (trastuzumab deruxtecan)	A HER2-directed antibody drug conjugate (ADC) indicated for the treatment of unresectable or metastatic HER2-positive breast cancer following two or more prior anti-HER2 based regimens, and locally advanced or metastatic HER2-positive gastric or gastroesophageal junction adenocarcinoma following a prior trastuzumab-based regimen.	2033	2033-2035	2033-2035	[4]	—	—	—	17	—	—
Faslodex (fulvestrant)	An injectable oestrogen receptor antagonist, used for the treatment of hormone receptor positive advanced breast cancer that has progressed following treatment with prior endocrine therapy.	2021[5]	expired	2021	2025-2026	30	55	328	401	525	564
Imfinzi (durvalumab)	A human monoclonal antibody that blocks PD-L1 interaction with PD-1 and CD80 on T-cells, countering the tumour’s immune-evading tactics and inducing an immune response. It is currently indicated for the treatment of unresectable Stage III non-small cell lung cancer (NSCLC), extensive-stage small cell lung cancer and previously treated patients with advanced bladder cancer.	2031	2030	2030	2033	1,245	1,185	1,041	1,167	857	428
Iressa (gefitinib)	An epidermal growth factor receptor-tyrosine kinase inhibitor (EGFR-TKI) that acts to block signals for cancer cell growth and survival in advanced NSCLC.	Expired[6]	2023	2023	2023	11	14	17	172	254	406
Koselugo (selumetinib)	An inhibitor of mitogen-activated protein kinases 1 and 2 (MEK1/2). MEK1/2 proteins are upstream regulators of the extracellular signal-related kinase (ERK) pathway. Both MEK and ERK are critical components of the RAS-regulated RAF-MEK-ERK pathway, which is often activated in different types of cancers.	2023, 2023-2026	2023, 2026-2029	2023, 2026-2029	2023, 2023-2029	104	38	—	4	—	—
Lumoxiti (moxetumomab pasudotox-tdfk)	A CD22-directed cytotoxin and a first-in-class treatment in the US for adult patients with relapsed or refractory hairy cell leukaemia.	2022-2024, 2031-2032	2031	2022, 2031	2031	1	1	—	—	—	—
Lynparza[7] (olaparib)	An oral poly ADP-ribose polymerase (PARP) inhibitor that blocks DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair, such as mutations in BRCA1 and/or BRCA2. It is indicated for platinum-sensitive relapsed ovarian cancer, regardless of BRCA status, 1st-line maintenance treatment of BRCAmutated (BRCAm) advanced ovarian cancer, for germline BRCAm (gBRCAm) HER2-negative, metastatic breast cancer and for gBRCAm metastatic pancreatic cancer.	2022-2024, 2028, 2024-2031	2021-2024, 2024-2029	2021-2029, 2024-2029	2021-2029, 2024-2034	1,087	876	626	1,261	900	572
Orpathys (savolitinib)	An oral, potent and highly selective MET TKI that blocks atypical activation of the MET receptor tyrosine kinase pathway.	2030	2030	2030	2030	—	—	—	16	—	—
Tagrisso (osimertinib)	An EGFR-TKI indicated for the adjuvant treatment of patients with early-stage EGFR-mutated NSCLC and for locally advanced or metastatic EGFR-mutated NSCLC.	2032, 2035	2032	2032, 2035	2034, 2035	1,780	1,566	1,268	3,235	2,762	1,921
Zoladex[8] (goserelin acetate implant)	A luteinising hormone-releasing hormone (LHRH) agonist used to treat prostate cancer, breast cancer and certain benign gynaecological disorders.	2022	2021	2021	2021	13	5	7	935	883	806
CVRM
Brilinta/ Brilique (ticagrelor)	An oral P2Y12 platelet inhibitor for acute coronary syndromes (ACS) (ticagrelor 90mg) or continuation therapy in high-risk patients (ticagrelor 60mg) with a history of myocardial infarction (MI). An oral P2Y12 platelet inhibitor for the prevention of atherothrombotic events in adult patients with acute coronary syndromes (ACS) or high-risk patients with history of myocardial infarction (MI), high-risk patients with coronary artery disease (CAD) or stroke.	2024[9], 2021-2036	2021[10]	2024, 2021	2023-2024, 2025-2030	735	732	710	737	861	871
Bydureon/ Bydureon BCise (exenatide XR injectable suspension)	An injectable glucagon-like peptide-1 (GLP-1) receptor agonist available as a single-dose tray, a single-dose pen or auto-injector device indicated for use in adults with type-2 diabetes.	2022-2028, 2031[11]	2021-2028, 2029[11]	2021-2028, 2029[11]	2021-2028, 2029[11]	321	382	459	64	66	90
Byetta (exenatide injection)	An injectable GLP-1 receptor agonist indicated for adults with type-2 diabetes.	expired	expired	2021	expired	26	37	68	30	31	42

									Aggregate Product
						US			Sales Ex-US
						Product Sales ($m)			($m)
Key Marketed products	Description	US	China	EU	Japan	2021	2020	2019	2021	2020	2019
Crestor (rosuvastatin calcium)	A statin for dyslipidaemia and hypercholesterolaemia.	2021-2022[12]	2021	expired	2023	80	92	104	1,016	1,088	1,174
Farxiga/ Forxiga (dapagliflozin)	A sodium-glucose cotransporter 2 (SGLT-2 inhibitor) indicated for adult patients with type-2 diabetes or in adults with or without type-2 diabetes with heart failure with reduced ejection fraction or chronic kidney disease.	2025, 2025-2040	2023, 2028	2027	2024-2025, 2028	644	456	434	1,770	1,049	748
Komboglyze/ Kombiglyze XR13 (saxagliptin/ metformin)	Combines saxagliptin and metformin as either Komboglyze – for type-2 diabetes, or Kombiglyze XR – an extended release tablet for type-2 diabetes.	2023, 2025	2021, 2025	2021-2026, 2025	[4]	32	56	—	92	82	87
Lokelma (sodium zirconium cyclosilicate)	An insoluble, non-absorbed sodium zirconium silicate, formulated as a powder for oral suspension, that acts as a highly selective potassium-removing agent for the treatment of hyperkalaemia.	2032-2035	2033-2034	2032[14]	2032-2037	115	57	13	60	19	1
Onglyza (saxagliptin)	An oral dipeptidyl peptidase 4 (DPP-4) inhibitor for type-2 diabetes.	2023, 2028	2021, 2025	2024, 2025	[4]	56	110	230	179	222	209
Roxadustat[15]	An oral hypoxia-inducible factor prolyl hydroxylase inhibitor (HIF-PHI) indicated for the treatment of anaemia from chronic kidney disease.	2024, 2024-2034	2024, 2024-2033	[4]	[4]	—	—	—	174	—	—
Qtern (dapagliflozin/ saxagliptin)	A once-daily oral treatment combination of dapagliflozin and saxagliptin indicated for use in adults with type-2 diabetes.	2025, 2025-2029	2023	2027	2024-2025	4	5	6	37	22	12
Xigduo/ Xigduo XR (dapagliflozin/ metformin)	Combines dapagliflozin and metformin as either Xigduo – to improve glycaemic control in adults with type-2 diabetes who are inadequately controlled on metformin alone or Xigduo XR – an extended release tablet for adults with type-2 diabetes who are inadequately controlled on metformin alone.	2025, 2025-2030	2023	2028	2024-2025, 2030	88	113	103	498	340	257
Respiratory & Immunology
Bevespi Aerosphere (glycopyrrolate/ formoterol)	A combination of a long-acting muscarinic antagonist (LAMA) and a long-acting beta2-agonist (LABA) used for the long-term maintenance treatment of airflow obstruction in COPD.	2030-2031	2030	2030	2030-2034	39	44	42	15	4	—
Breztri Aerosphere (PT010) (budesonide/ glycopyrrolate/ formoterol)	A fixed-dose triple combination of an inhaled corticosteroid (ICS), a LAMA and a LABA, used for the long-term maintenance treatment of COPD.	2030-2031	2030	2030	2030-2034	115	5	—	88	23	2
Daliresp/ Daxas (roflumilast)	An oral phosphodiesterase-4 inhibitor for adults with severe COPD to decrease their number of exacerbations.	2023-2024	2023	2023	expired	207	190	184	20	27	31
Duaklir/Brimica[16] (aclidinium/ formoterol)	A fixed-dose combination of a LAMA and a LABA for the maintenance treatment of COPD.	2025, 2022-2029	2022-2027	2025, 2022-2029	2025, 2021-2029	—	—	3	77	69	74
Fasenra (benralizumab)	A monoclonal antibody for add-on maintenance treatment of patients with severe asthma aged 12 years and older, and with an eosinophilic phenotype, which directly targets and depletes eosinophils by recruiting natural killer cells and inducing apoptosis (programmed cell death).	2024, 2028-2034	2021, 2028	2025, 2028-2034	2025, 2034	790	603	482	468	346	222
Pulmicort (budesonide)	An inhaled corticosteroid for maintenance treatment of asthma.	expired	expired	expired	expired	72	71	110	890	925	1,356
Saphnelo (anifrolumab)	A first-in-class fully human monoclonal antibody for moderate to severe systemic lupus erythematosus (SLE) that binds to subunit 1 of the type I IFN receptor, blocking the activity of type I IFNs. Type I IFNs such as IFN-alpha, IFN-beta and IFN-kappa are cytokines involved in regulating the inflammatory pathways implicated in SLE.	2025-2029, 2033-2036	2025-2029	2025-2029, 2036	2025-2029, 2033-2036	8	—	—	—	—	—
Symbicort (budesonide/ formoterol)	A combination of an inhaled corticosteroid and a fast-onset LABA to treat asthma and/or COPD either as Symbicort Turbuhaler or Symbicort pMDI (pressurised metered-dose inhaler).	2022- 2029[17]	expired[18]	expired[18]	expired[18]	1,065	1,022	829	1,663	1,699	1,666
Tudorza/Eklira/ Bretaris[16] (aclidinium)	A LAMA for the maintenance treatment of COPD.	2025, 2022-2029	2022-2027	2025, 2022-2029	2025, 2021-2029	18	6	2	44	54	70

									Aggregate Product
						US			Sales Ex-US
						Product Sales ($m)			($m)
Key Marketed products	Description	US	China	EU	Japan	2021	2020	2019	2021	2020	2019
Rare Disease
Soliris (eculizumab)	A C5 inhibitor for the treatment of paroxysmal nocturnal haemoglobinuria, atypical haemolytic uraemic syndrome, generalised myasthenia gravis and neuromyelitis optica spectrum disorder.	2027[19], 2025-2029		2027[20]	2027, 2029	1,068	—	—	806	—	—
Ultomiris (ravulizumab)	A long-acting C5 inhibitor for the treatment of paroxysmal nocturnal haemoglobinuria and atypical haemolytic uraemic syndrome.	2035, 2036-2042	2035, 2036-2042	2035, 2036-2042	2035, 2036-2042	381	—	—	307	—	—
Strensiq (asfotase alfa)	A targeted enzyme replacement therapy for patients with hypophosphatasia.	2025-2029, 2035-2038		2025-2031, 2036	2028, 2035-2036	297	—	—	81	—	—
Kanuma (sebelipase alfa)	A recombinant form of the human LAL enzyme, the enzyme replacement therapy is for the treatment of lysosomal acid lipase deficiency.	2031	2031	2031, 2026-2037	2031	32	—	—	30	—	—
Andexxa/ Ondexxya (andexanet alfa)	A factor Xa inhibitor reversal agent.	2028, 2030-2037	2028, 2030-2035	2028, 2030-2037	2028, 2030-2035	50	—	—	18	—	—
Other
Fluenz Tetra/ FluMist Quadrivalent (live attenuated influenza vaccine)	A live attenuated vaccine indicated for active immunisation for the prevention of influenza disease caused by influenza A subtype viruses and type B viruses contained in the vaccine.	2025-2026	2025	2025	2025[21]	27	70	20	226	225	93
Linzess (linaclotide)	A guanylate cyclase-C agonist for the treatment of irritable bowel syndrome with constipation (IBS-C) in adults.	[4]	2024, 2029	[4]	[4]	—	—	—	—	—	—
Nexium[23] (esomeprazole)	A proton pump inhibitor used to treat acid-related diseases.	expired	expired	expired	expired	128	169	218	1,198	1,323	1,265
Synagis (palivizumab)	A humanised mAb used to prevent serious lower respiratory tract disease caused by respiratory syncytial virus (RSV) in paediatric patients at high risk of acquiring RSV disease.	2023[22]	expired	2023	2023	23	47	46	387	325	312
Vaxzevria (ChAdOx1-S Recombinant)	An adenoviral vector vaccine, based on a weakened version of the common cold virus, for active immunisation against COVID-19.	2032	2032	2032	2032	64	—	—	3,853	2	—
Evusheld (tixagevimab co-packaged withcilgavimab)	A combination of two long-acting antibodies, developed for the prevention and treatment of COVID-19.					—	—	—	85	—	—

Date represents expiry of a pending SPC/PTE and/or Paediatric Exclusivity period.

1	Expiry in major EU markets, which includes the UK.
2	The patent is the subject of a pending opposition proceeding at the European Patent Office (EPO).
3	AstraZeneca has recorded $193 million of Collaboration Revenue in relation to this Product in 2021 as set out in “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” included as Exhibit 15.1 to this Form 20-F dated and submitted on February 22, 2022, and recorded $94 million of Collaboration Revenue in relation to this Product in 2020.
4	AstraZeneca does not have commercialisation rights.
5	Settled with various generic companies for licensed entry dates of 25 March 2019 or later.
6	In the US, Iressa has seven years’ Orphan Drug exclusivity to 13 July 2022.
7	In addition to any product sales, AstraZeneca has also recorded $400 million of Collaboration Revenue in relation to this Product in 2021 as set out in “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” included as Exhibit 15.1 to this Form 20-F dated and submitted on February 22, 2022, and $460 million of Collaboration Revenue in relation to this Product in 2020.
8	Rights licensed to TerSera in the US. In addition to any product sales, AstraZeneca has also recorded $35 million of Collaboration Revenue in relation to this Product in 2020 as set out in “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” included as Exhibit 15.1 to this Form 20-F dated and submitted on February 22, 2022.

9	Separate settlements with ANDA challengers for a licensed entry date corresponding to the expiry of US Patent No. RE46,276, subject to regulatory approval.
10	The patent was invalidated during invalidation proceedings at the CNIPA. The patentee has appealed that decision.
11	Patent expiry date relates to BCise.
12	A settlement agreement in the US permitted Watson Laboratories, Inc. and Actavis, Inc. (together, Watson) to begin selling its generic version of Crestor and its rosuvastatin zinc product from 2 May 2016.
13	Komboglyze/Kombiglyze XR revenue is included in the Onglyza revenue figure.
14	The patent is the subject of a pending opposition proceeding at the EPO. The patentee successfully defended the patent in that proceeding, but the opponents have appealed.
15	AstraZeneca has recorded $6 million of Collaboration Revenue in relation to this Product in 2021 as set out in “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” included as Exhibit 15.1 to this Form 20-F dated and submitted on February 22, 2022, and recorded $30 million of Collaboration Revenue in relation to this Product in 2020.
16	Rights to Duaklir/Brimica and Tudorza/Eklira/Bretaris sold to Covis Pharma GmbH.
17	Patent expiry information relates to the Symbicort pMDI product, including any granted Paediatric Exclusivity term.
18	Patent expiry information relates to the Symbicort Turbuhaler product.
19	Settled with biosimilar manufacturer Amgen for a licensed entry date of March 2025, or later, subject to regulatory approval.
20	The patent was revoked during opposition proceedings at the EPO. The patentee has appealed that decision.
21	Rights licensed to Daiichi Sankyo Company, Ltd.
22	Rights sold to Swedish Orphan Biovitrum AB (publ).
23	AstraZeneca has recorded $75m of Collaboration Revenue in relation to this Product in 2021 as set out in “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” included as Exhibit 15.1 to this Form 20-F dated and submitted on February 22, 2022.

Geographical Review

This section Item 4—“Information on the Company— Business Overview—Geographical Review” should be read in conjunction with Item 5—“Operating and Financial Review and Prospects—Operating Results” below.

	World					Emerging Markets					U.S.			Europe					Established ROW
2021	Sales $m	Actual	%	CER	%	Sales $m	Actual	%	CER	%	Sales $m	Actual	%	Sales $m	Actual	%	CER	%	Sales $m	Actual	%	CER	%
Oncology:
Tagrisso	5,015	16		13		1,336	11		6		1,780	14		986	32		25		913	13		14
Imfinzi	2,412	18		16		277	76		68		1,245	5		485	31		25		405	23		23
Lynparza	2,348	32		30		384	45		41		1,087	24		618	42		35		259	29		28
Calquence	1,238	n/m		n/m		20	n/m		n/m		1,089	n/m		111	n/m		n/m		18	n/m		n/m
Koselugo	108	n/m		n/m		1	n/m		n/m		104	n/m		3	n/m		n/m		—	—		—
Enhertu	17	n/m		n/m		12	n/m		n/m		—	—		4	n/m		n/m		1	n/m		n/m
Orpathys	16	n/m		n/m		16	n/m		n/m		—	—		—	—		—		—	—		—
Zoladex	948	7		3		619	10		5		13	n/m		147	5		(1)		169	(7)		(7)
Faslodex	431	(26)		(27)		167	(8)		(10)		30	(46)		113	(49)		(52)		121	(2)		(1)
Iressa	183	(32)		(35)		151	(31)		(35)		11	(23)		5	(58)		(60)		16	(26)		(26)
Casodex	143	(17)		(21)		105	(21)		(26)		—	—		3	(3)		6		35	(3)		(3)
Arimidex	139	(25)		(27)		106	(28)		(31)		—	—		4	5		7		29	(15)		(14)
Others	50	1		(1)		29	3		1		—	—		5	51		43		16	(16)		(15)
Total Oncology	13,048	20		18		3,223	11		6		5,359	26		2,484	28		22		1,982	13		13
BioPharmaceuticals: CVRM
Farxiga	3,000	53		49		1,195	74		70		732	29		810	60		52		263	34		31
Brilinta	1,472	(8)		(10)		328	(29)		(31)		735	1		346	1		(4)		63	8		(1)
Bydureon	385	(14)		(15)		3	(25)		(26)		321	(16)		55	5		—		6	(40)		(44)
Onglyza	360	(23)		(26)		179	(11)		(14)		88	(47)		61	5		(1)		32	(29)		(33)
Byetta	55	(19)		(19)		12	61		75		26	(31)		11	(20)		(25)		6	(36)		(38)
Other diabetes	59	26		24		18	n/m		n/m		22	(12)		17	35		31		2	11		12
Lokelma	175	n/m		n/m		3	(44)		(48)		115	n/m		13	n/m		n/m		44	n/m		n/m
Roxadustat	174	n/m		n/m		174	n/m		n/m		—	—		—	—		—		—	—		—
Crestor	1,096	(7)		(10)		775	4		—		80	(13)		52	(60)		(62)		189	(11)		(10)
Seloken/Toprol-XL	951	16		10		928	19		13		1	(89)		11	(33)		(33)		11	9		(3)
Atacand	97	(60)		(60)		28	(84)		(84)		4	(65)		65	87		86		—	n/m		n/m
Others	196	3		(2)		137	9		3		—	—		53	(7)		(8)		6	(21)		(25)
Total CVRM	8,020	13		10		3,780	18		14		2,124	2		1,494	22		16		622	7		5
BioPharmaceuticals: Respiratory & Immunology
Symbicort	2,728	—		(2)		609	7		4		1,065	4		670	(3)		(8)		384	(12)		(17)
Fasenra	1,258	33		31		20	67		67		790	31		286	41		34		162	24		22
Pulmicort	962	(3)		(8)		770	(3)		(9)		72	1		73	—		(5)		47	(13)		(15)
Daliresp	227	5		4		4	—		(2)		207	9		15	(32)		(37)		1	(3)		(10)
Breztri	203	n/m		n/m		55	n/m		n/m		115	n/m		7	n/m		n/m		26	n/m		n/m
Bevespi	54	12		12		4	n/m		n/m		39	(11)		11	n/m		n/m		—	—		—
Saphnelo	8	n/m		n/m		—	—		—		8	—		—	—		—		—	—		—
Others	594	49		42		287	41		32		108	n/m		185	5		—		14	1		(6)
Total Respiratory & Immunology	6,034	13		9		1,749	9		4		2,404	24		1,247	6		1		634	(2)		(5)
Rare Disease*:
Soliris*	1,874	1		2		170	1		8		1,068	4		439	(8)		(7)		197	8		11
Ultomiris*	688	27		29		9	n/m		n/m		381	20		169	73		74		129	4		11
Strensiq*	378	13		13		10	81		78		297	13		36	2		3		35	9		14
Andexxa*	68	(3)		(3)		—	—		—		50	(21)		18	7		6		—	—		—
Kanuma*	62	20		21		7	n/m		n/m		32	13		20	7		9		3	14		25
Total Rare Disease	3,070	8		9		196	11		18		1,828	8		682	7		9		364	7		11
Other medicines
Nexium	1,326	(11)		(12)		705	(7)		(10)		128	(24)		62	(13)		(18)		431	(13)		(12)
Synagis	410	10		13		35	—		—		23	(51)		203	(38)		(37)		149	—		—
Flumist	253	(14)		(17)		2	15		2		27	(62)		222	1		(2)		2	(50)		(53)
Losec/Prilosec	180	(2)		(7)		152	—		(7)		1	(89)		26	32		31		1	(82)		(72)
Seroquel XR/IR	92	(21)		(20)		46	(17)		(15)		12	(30)		29	2		2		5	(71)		(67)
Others	106	(16)		(19)		14	n/m		n/m		30	(45)		54	(5)		(9)		8	(13)		(19)
Total Other medicines	2,367	(8)		(10)		954	(2)		(5)		221	(39)		596	(17)		(19)		596	12		15
COVID-19
Vaxzevria	3,917	n/m		n/m		2,240	n/m		n/m		64	n/m		1,035	n/m		n/m		578	n/m		n/m
Evusheld	85	n/m		n/m		19	n/m		n/m		—	—		66	n/m		n/m		—	—		—
Total COVID-19	4,002	n/m		n/m		2,259	n/m		n/m		64	n/m		1,101	n/m		n/m		578	n/m		n/m
Total Product Sales	36,541	41		38		12,161	40		36		12,000	39		7,604	50		44		4,776	36		36

*Growth rates on Rare Disease medicines have been calculated by comparing post-acquisition revenues from 21 July 2021 with the corresponding prior year pre-acquisition revenues previously published by Alexion adjusted pro rata to match the post-acquisition period.

	World					Emerging Markets					U.S.			Europe					Established ROW
2020	Sales $m	Actual	%	CER	%	Sales $m	Actual	%	CER	%	Sales $m	Actual	%	Sales $m	Actual	%	CER	%	Sales $m	Actual	%	CER	%
Oncology:
Tagrisso	4,328	36		36		1,208	59		63		1,566	24		748	58		56		806	18		16
Imfinzi	2,042	39		39		158	n/m		n/m		1,185	14		370	n/m		n/m		329	51		49
Lynparza	1,776	48		49		264	98		n/m		876	40		435	52		51		201	32		32
Calquence	522	n/m		n/m		6	n/m		n/m		511	n/m		2	n/m		n/m		3	n/m		n/m
Koselugo	38	n/m		n/m		—	—		—		38	n/m		—	—		—		—	—		—
Zoladex	888	9		13		561	14		20		5	(22)		140	4		4		182	1		1
Faslodex	580	(35)		(34)		180	(9)		(4)		55	(83)		221	(3)		(3)		124	(10)		(11)
Iressa	268	(37)		(36)		221	(23)		(22)		14	(21)		12	(82)		(82)		21	(57)		(57)
Arimidex	185	(18)		(16)		147	(3)		1		—	—		3	(88)		(88)		35	(23)		(24)
Casodex	172	(14)		(14)		133	4		6		—	—		3	(83)		(83)		36	(37)		(38)
Others	51	(47)		(46)		28	(1)		1		—	—		4	(41)		(40)		19	(69)		(69)

Total Oncology	10,850	25		26		2,906	31		36		4,250	23		1,938	36		35		1,756	11		10
CVRM:
Farxiga	1,959	27		30		686	46		55		569	6		507	36		35		197	21		21
Brilinta	1,593	1		2		461	—		4		732	3		342	(3)		(3)		58	—		2
Onglyza	470	(11)		(10)		201	14		18		166	(28)		58	(16)		(17)		45	(12)		(11)
Bydureon	448	(18)		(18)		4	(62)		(59)		382	(17)		53	(20)		(20)		9	(32)		(31)
Byetta	68	(37)		(36)		8	(35)		(23)		37	(45)		14	(24)		(24)		9	(18)		(17)
Other diabetes	47	(10)		(10)		7	n/m		n/m		25	(37)		13	38		38		2	26		28
Lokelma	76	n/m		n/m		5	n/m		n/m		57	n/m		4	n/m		n/m		10	n/m		n/m
Crestor	1,180	(8)		(7)		748	(7)		(5)		92	(11)		129	(13)		(15)		211	(4)		(5)
Seloken/Toprol-XL	821	8		12		782	14		18		13	(66)		16	(35)		(35)		10	(11)		(10)
Atacand	243	10		15		175	9		17		10	(12)		35	17		17		23	15		15
Others	191	(30)		(30)		126	(35)		(34)		—	—		57	(5)		(4)		8	(60)		(61)
Total CVRM	7,096	3		5		3,203	8		12		2,083	(6)		1,228	7		6		582	2		2
Respiratory & Immunology:
Symbicort	2,721	9		10		567	4		9		1,022	23		694	2		2		438	(1)		—
Pulmicort	996	(32)		(32)		798	(33)		(33)		71	(35)		73	(10)		(10)		54	(37)		(37)
Fasenra	949	35		34		12	n/m		n/m		603	25		203	72		70		131	33		32
Daliresp/Daxas	217	1		1		4	(9)		(8)		190	3		22	(14)		(13)		1	(10)		(8)
Bevespi	48	16		15		1	n/m		n/m		44	7		3	n/m		n/m		—	—		—
Breztri	28	n/m		n/m		14	n/m		n/m		5	n/m		—	—		—		9	n/m		n/m
Others	398	(15)		(15)		203	(15)		(16)		6	(12)		176	(14)		(15)		13	(15)		(7)
Total Respiratory & Immunology	5,357	(1)		—		1,599	(20)		(18)		1,941	17		1,171	6		5		646	—		1
Other:
Nexium	1,492	1		2		757	1		4		169	(22)		71	12		10		495	9		8
Synagis	372	4		4		—	—		—		47	2		325	4		4		—	—		—
Flumist	295	n/m		n/m		1	n/m		n/m		70	n/m		219	n/m		n/m		5	n/m		n/m
Losec/Prilosec	183	(30)		(30)		152	(15)		(14)		6	(44)		20	(59)		(59)		5	(78)		(79)
Seroquel XR/IR	117	(39)		(37)		55	11		14		17	(48)		29	(67)		(67)		16	(19)		(18)
Others	128	(33)		(34)		6	(51)		(44)		55	(50)		58	(7)		(8)		9	6		(5)
Total Other Medicines	2,587	(1)		n/m		971	(2)		1		364	(17)		722	8		7		530	5		3
Total Product Sales	25,890	10		11		8,679	6		10		8,638	12		5,059	16		15		3,514	6		6

	World					Emerging Markets					U.S.			Europe					Established ROW
2019	Sales $m	Actual	%	CER	%	Sales $m	Actual	%	CER	%	Sales $m	Actual	%	Sales $m	Actual	%	CER	%	Sales $m	Actual	%	CER	%
Oncology:
Tagrisso	3,189	71		74		762	n/m		n/m		1,268	46		474	51		59		685	n/m		n/m
Imfinzi	1,469	n/m		n/m		30	n/m		n/m		1,041	85		179	n/m		n/m		219	n/m		n/m
Lynparza	1,198	85		89		133	n/m		n/m		626	81		287	51		59		152	n/m		n/m
Calquence	164	n/m		n/m		2	n/m		n/m		162	n/m		—	—		—		—	—		—
Faslodex	892	(13)		(11)		198	29		36		328	(39)		229	3		9		137	19		17
Zoladex	813	8		13		492	20		28		7	(17)		135	2		7		179	(11)		(10)
Iressa	423	(18)		(15)		286	—		4		17	(33)		70	(36)		(32)		50	(49)		(49)
Arimidex	225	6		11		152	15		21		—	—		28	(8)		(3)		45	(9)		(9)
Casodex	200	—		3		127	13		19		—	(88)		16	(20)		(15)		57	(15)		(15)
Others	94	(18)		(17)		29	(6)		(3)		—	—		5	(24)		(19)		60	(21)		(22)
Total Oncology	8,667	44		47		2,211	45		52		3,449	43		1,423	35		42		1,584	53		52
CVRM:
Farxiga	1,543	11		14		471	40		48		537	(9)		373	18		25		162	9		10
Brilinta	1,581	20		23		462	42		49		710	21		351	1		7		58	(1)		3
Bydureon	549	(6)		(5)		11	34		39		459	(3)		66	(19)		(14)		13	(32)		(28)
Onglyza	527	(3)		—		176	3		9		230	3		70	(22)		(17)		51	(14)		(12)
Byetta	110	(13)		(11)		12	47		60		68	(9)		19	(35)		(31)		11	(24)		(20)
Other diabetes	52	33		35		1	n/m		n/m		40	18		9	88		n/m		2	23		33
Lokelma	14	n/m		n/m		—	—		—		13	n/m		1	n/m		n/m		—	—		—
Crestor	1,278	(11)		(8)		806	(4)		—		104	(39)		148	(27)		(23)		220	—		1
Seloken/Toprol-XL	760	7		12		686	7		13		37	(5)		25	31		31		12	(11)		(8)
Atacand	221	(15)		(11)		160	2		7		12	(11)		30	(57)		(57)		19	1		7
Others	271	(9)		(6)		193	(6)		(3)		(1)	(91)		59	(16)		(12)		20	(16)		(16)
Total CVRM	6,906	3		6		2,978	10		16		2,209	n/m		1,151	(6)		(1)		568	(2)		n/m
Respiratory:
Symbicort	2,495	(3)		—		547	11		17		829	(4)		678	(12)		(7)		441	2		3
Pulmicort	1,466	14		18		1,190	20		24		110	(5)		81	(10)		(4)		85	1		1
Fasenra	704	n/m		n/m		5	n/m		n/m		482	n/m		118	n/m		n/m		99	n/m		n/m
Daliresp/Daxas	215	14		15		4	(18)		(13)		184	19		26	(8)		(3)		1	32		35
Duaklir	77	(19)		(15)		1	44		49		3	n/m		71	(22)		(17)		2	(65)		(64)
Bevespi	42	26		26		—	—		—		42	25		—	—		—		—	—		—
Breztri	2	n/m		n/m		—	—		—		—	—		—	—		—		2	n/m		n/m
Others	390	(13)		(9)		240	62		70		3	(88)		133	(38)		(35)		14	(74)		(73)
Total Respiratory	5,391	10		13		1,987	21		27		1,653	17		1,107	(10)		(5)		644	4		4
Other:
Nexium	1,483	(13)		(11)		748	8		14		218	(29)		63	(73)		(72)		454	(4)		(4)
Synagis	358	(46)		(46)		—	(100)		(100)		46	(84)		312	(17)		(17)		—	—		—
Losec/Prilosec	263	(3)		1		179	11		17		10	43		49	(30)		(26)		25	(27)		(26)
Seroquel XR/IR	191	(47)		(46)		50	(58)		(57)		34	(69)		88	(18)		(14)		19	(30)		(30)
Others	306	(23)		(20)		12	(77)		(81)		128	(4)		157	(1)		2		9	(84)		(67)
Total Other Medicines	2,601	(24)		(21)		989	(3)		1		436	(48)		669	(29)		(28)		507	(14)		(12)
Total Product Sales	23,565	12		15		8,165	18		24		7,747	13		4,350	(2)		2		3,303	17		18

All commentary in “—Geographical Review” relates to Product Sales. The market definitions used in the geographical areas review below are defined in the Glossary on pages 224 to 227 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as Exhibit 15.1 to this Form 20-F dated and submitted on February 22, 2022.

2021 in brief

Product Sales increased by 41% (CER: 38%) in 2021 to $36,541 million (2020: $25,890 million; 2019: $23,565 million) including COVID-19 vaccine revenues. Product Sales excluding vaccines increased 26% (24% at CER) to $32,624 million. Growth was well balanced across AstraZeneca’s strategic areas of focus with double-digit growth in all major regions, including Emerging Markets, despite some headwinds in China. Following completion of the Alexion acquisition on 21 July 2021, Rare Disease medicines generated $3,070 million, growing 8% (CER: 9%) on a pro-rata basis, and contributed to 8% of AstraZeneca’s Total Product Sales.

In 2021, Product Sales in Emerging Markets increased by 40% (CER: 36%) to $12,161 million (2020: $8,679 million; 2019: $8,165 million). Excluding Vaxzevria, Product Sales in Emerging Markets increased by 14% (10% CER) in the year to $9,921 million. China sales, comprising 49% of Emerging Markets sales, increased by 12% (CER: 4%) to $5,995 million (2020: $5,345 million; 2019: $4,880 million). This contributed to 16% of Product Sales in 2021.

Ex-China Emerging Markets Product Sales increased by 85% (86% at CER) to $6,166 million (2020: $3,334 million; 2019: $3,284 million). Excluding Vaxzezria sales, Product Sales in Ex-China Emerging Markets increased by 18% in the year (CER: 19%) to $3,926 million, driven by Oncology medicines and Farxiga. Product Sales of Vaxzevria in Ex-China Emerging Markets generated a $2,240 million in the year.

Sales in the U.S. increased by 39% to $12,000 million (2020: $8,638 million; 2019: $7,747 million) driven by strong performance of Oncology and Respiratory & Immunology medicines. Sales of Rare Disease medicines in the U.S. post acquisition increased to $1,828 million, representing a pro rata increase of 8% thereby contributing to 60% of total Rare Disease sales. This is largely driven by Product Sales of Soliris.

Product Sales in Europe increased by 50% (CER: 44%) to $7,604 million (2020: $5,059 million; 2019: $4,350 million). Sales of Rare Disease medicines comprised 9% of Europe Product Sales, which grew on a pro rata basis by 7% (CER: 9%) to $682 million in 2021. Oncology sales in Europe grew by 28% (CER: 22%) to $2,484 million (2020: $1,938 million; 2019:

$1,423 million) and represented 33% of Europe sales, primarily driven by sales of Tagrisso, Lynparza and Imfinzi. Vaxzevria sales contributed $1,035 million, amounting to 14% of total Europe Product Sales and 26% to the total Vaxzevria sales in 2021. Excluding Vaxzevria, Product Sales in Europe grew by 30% (25% CER) to $6,568 million.

Sales in the Established ROW region increased by 36% (CER:36%) to $4,776 million (2020: $3,514 million; 2019: $3,303 million) largely driven by Tagrisso and Imfinzi. Japan, comprising 72% of total Established ROW sales, increased by 31% (CER: 35%) to $3,416 million (2020: $2,600 million; 2019: $2,548 million), underpinned by sales of Oncology. Sales in Canada, which contributed 16% of total Established ROW sales, increased by 28% (CER: 19%) to $772 million (2020: $605 million; 2019: $470 million). Other Established ROW sales increased by 90% (CER: 76%) to $588 million in the year (2020: $309 million; 2019: $286 million), largely driven by Vaxzevria.

The Group has ceased reporting New Medicines as a performance metric (Tagrisso, Imfinzi, Lynparza, Calquence, Enhertu, Koselugo, Farxiga, Brilinta, Lokelma, roxadustat, Fasenra, Bevespi and Breztri). In line with practice these medicines were reported within their respective disease areas.

2020 in brief

Product Sales increased by 10% (CER: 11%) in 2020 to $25,890 million (2019: $23,565 million) with the fourth quarter of that year being the first for many years where the Product Sales exceeded $7,000 million. The growth in Product Sales is primarily driven by solid performances of New Medicines in Emerging Markets.

Sales of New Medicines increased by 35% (CER: 36%) to $13,359 million (2019: $9,906 million) including growth in Emerging Markets of 51% (CER: 57%) to $2,814 million (2019: $1,865 million). New Medicines represented 52% of Total Product Sales (2019: 42%) globally with outstanding performances across the major therapy areas.

Sales of specialty-care medicines increased by 23% (CER: 24%) to $13,468 million (2019: $10,965 million), with a significant contribution from Emerging Markets consisting of 25% of total sales.

In 2020, Product Sales in Emerging Markets increased by 6% (CER: 10%) to $8,679 million (2019: $8,165 million). New Medicines grew by 51% (CER: 57%) to $2,814 million (2019: $1,865 million) and represented 32% (2019: 23%) of Emerging Markets sales. China sales comprised 62% of Emerging Markets sales and increased by 10% (CER: 10%) to $5,345 million (2019: $4,880 million). New Medicines, primarily driven by Tagrisso and Lynparza in Oncology and Forxiga in New CVRM delivered particularly encouraging growth and represented 30% of China Total Product Sales. Strong sales of Zoladex, Seloken and Symbicort supplemented this performance. The decline of Pulmicort in China by 36% (CER: 37%) to $648 million (2019: $1,006 million) restricted growth in the year.

Ex-China Emerging Markets Product Sales increased by 2% (10% at CER) to $3,334 million, with particularly strong performances in Russia, where it grew by 28% (42% at CER) to $314 million and ex-Brazil Latin America which was stable (growth of 18% at CER), with sales of $447 million.

Sales in the U.S. increased by 12% to $8,638 million (2019: $7,747 million). This was driven by sustained growth of New Medicines, which contributes to 72% of Product Sales, as a result of continuing growth across the Oncology and New Respiratory & Immunology therapy areas as well as Forxiga.

Product Sales in Europe increased by 16% (CER: 15%) to $5,059 million (2019: $4,350 million). Sales of New Medicines comprised 52% of Europe Product Sales, which grew by 47% (CER: 45%) to $2,614 million in 2020. Oncology sales in Europe grew by 36% (CER: 35%) to $1,938 million (2019: $1,423 million) represented 38% of Europe sales, driven by growth in Tagrisso, Imfinzi and Lynparza.

Sales in the Established ROW region increased by 6% (CER: 6%) to $3,514 million (2019: $3,303 million) driven by accelerating growth in New Medicines, which made up 50% of Product Sales in that region. Japan, comprising 74% of total Established ROW sales, increased by 2% (CER: 1%) to $2,600 million (2019: $2,548 million) and is underpinned by increased sales of Tagrisso by 16% (14% at CER) to $731 million, despite a price reduction of 15% in 2019.

2019 in brief

Product Sales increased by 12% (CER: 15%) in 2019 to $23,565 million with growth across all three therapy areas at actual and CER.

Sales of New Medicines increased by 59% (CER: 62%) to $9,906 million, including New Medicine growth in Emerging Markets of 75% (CER: 84%) to $1,865 million. New Medicines represented 42% of total Product Sales.

In 2019, Product Sales in Emerging Markets increased by 18% (CER: 24%) to $8,165 million. New Medicines represented 23% of Emerging Markets sales, up from 15% in 2018.

Sales of specialty-care medicines in Emerging Markets increased by 44% (CER: 52%) to $2,678 million and comprised 33% of Product Sales in that region in 2019.

China sales, comprising 60% of total Emerging Markets sales, increased by 29% (CER: 35%) to $4,880 million. New Medicines delivered particularly encouraging sales growth, representing 19% of China sales, up from 11% in 2018.

In Emerging Markets, excluding China, sales increased by 6% (CER: 12%) to $3,284 million. New Medicines represented 29% of Product Sales in 2019 increasing by 45% (CER: 53%). The performance was underpinned by strong growth with every Emerging Markets sub-region delivering growth at CER.

Sales in the U.S. increased by 13% to $7,747 million.

In Europe, sales declined by 2% (CER: increased by 2%) to $4,350 million, reflecting a strong performance by Oncology offset by the impact of a decline in Nexium and legacy Respiratory (which includes Pulmicort, Symbicort, Daliresp/Daxas and Duaklir) in 2019. Oncology sales in Europe increased by 35% (CER: 42%) to $1,423 million driven by growth in Tagrisso, Imfinzi and Lynparza, representing 33% of Europe sales. Sales of Nexium declined by 73% (CER: 72%) to $63 million and legacy Respiratory declined by 17% (CER: 13%) to $989 million reflecting declines in sales of Symbicort and Pulmicort.

Sales in the Established ROW region grew by 17% (CER: 18%) to $3,303 million.

Japan, comprising 77% of total Established ROW sales, grew by 27% (CER: 26%) to $2,548 million. Sales of New Medicines in Japan were $1,149 million, driven by largely by sales of Tagrisso, which increased by 100% (CER: 97%) to $633 million. However, sales were adversely impacted in the final quarter of 2019 by a 15% mandated price reduction that took effect from 1 November 2019.

Sales by Region in 2021

Emerging Markets

Sales in Emerging Markets increased by 40% (CER: 36%) to $12,161 million (2020: $8,679 million; 2019: $8,165 million).

Oncology

Oncology sales in Emerging Markets increased by 11% (CER: 6%) to $3,223 million (2020: $2,906 million; 2019: $2,211 million).

Tagrisso sales in Emerging Markets increased by 11% (CER: 6%) to $1,336 million (2020: $1,208 million; 2019: $762 million). Sales performance was impacted by the admission to China NRDL in March 2021 for the 1st-line setting and the renewal in the 2nd-line setting. However, the rising demand from increased patient access in China almost completely offset the NRDL price reduction during the year.

Imfinzi sales in Emerging Markets increased by 76% (CER: 68%) to $277 million (2020: $158 million; 2019: $30 million) as a result of recent launches.

Lynparza sales in Emerging Markets increased by 45% (CER: 41%) to $384 million (2020: $264 million; 2019: $133 million), benefiting from increased patient access to Lynparza following admission to the NRDL as a 1st-line treatment for BRCAm ovarian cancer patients with effect from March 2021.

Calquence sales in Emerging Markets were $20 million (2020: $6 million; 2019: $2 million).

Orpathys after its launch in 2021, contributed to a sales of $16 million (2020: $nil; 2019: $nil) in Emerging Markets.

Zoladex sales in Emerging Markets increased by 10% (CER: 5%) to $619 million (2020: $561 million; 2019: $492 million) driven by ex-China markets.

Faslodex sales in Emerging Markets fell by 8% (CER: 10%) to $167 million (2020: $180 million; 2019: $198 million) due to increasing competition from several generic versions of the medicine.

Iressa sales in Emerging Markets declined by 31% (CER: 35%) to $151 million (2020: $221 million; 2019: $286 million) reflecting generic competition and increasing patient access to Tagrisso for 1st-line treatment in China, as a result of NRDL changes.

Casodex sales in Emerging Markets declined by 21% (CER: 26%) to $105 million (2020: $133 million; 2019: $127 million).

Arimidex sales in Emerging Markets declined by 28% (CER: 31%) to $106 million (2020: $147 million; 2019: $152 million).

CVRM

CVRM sales in Emerging Markets increased by 18% (CER: 14%) to $3,780 million (2020: $3,203 million; 2019: $2,978 million).

Forxiga sales in Emerging Markets increased by 74% (CER: 70%) to $1,195 million (2020: $686 million; 2019: $471 million, benefitting from the addition of Forxiga to the China NRDL in 2020. The initial price impact was more than offset by increased access for patients. The NRDL status of Forxiga was renewed in the fourth quarter of 2021.

Emerging Markets sales of Brilinta declined by 29% (CER: 31%) to $328 million (2020: $461 million; 2019: $462 million), reflecting the implementation of China’s VBP programme in November 2020, resulting in significantly lower market access for the medicine, and a mandatory price cut.

Bydureon sales in Emerging Markets declined by 25% (CER: 26%) to $3 million (2020: $4 million; 2019: $11 million).

Onglyza sales in Emerging Markets decreased by 11% (CER: 14%) to $179 million (2020: $201 million; 2019: $176 million).

Byetta sales in Emerging Markets grew by 61% (CER: 75%) to $12 million (2020: $8 million; 2019: $12 million).

Roxadustat sales in Emerging Markets amounted to $174 million (2020: $nil; 2019: $nil). From January 2021, AstraZeneca started recognising the overwhelming majority of China revenue as Product Sales following an amendment in July 2020 to the existing licence agreement with FibroGen.

Crestor sales in Emerging Markets increased by 4% (stable at CER) to $775 million (2020: $748 million; 2019: $806 million) despite the adverse impact of China’s VBP programme.

Seloken sales in Emerging Markets grew by 19% (CER: 13%) to $928 million (2020: $782 million; 2019: $686 million).

Atacand sales in Emerging Markets fell by 84% to $28 million (2020: $175 million; 2019: $160 million).

Respiratory & Immunology

Respiratory & Immunology sales in Emerging Markets increased by 9% (CER: 4%) to $1,749 million (2020: $1,599 million; $1,987 million).

Emerging Markets sales of Symbicort increased by 7% in the year (4% at CER) to $609 million (2020: $567 million; 2019: $547 million) driven by growth in markets outside China.

Fasenra sales in Emerging Markets grew by 67% to $20 million (2020: $12 million; 2019: $5 million).

Pulmicort sales in Emerging Markets, which represents 80% of the global total, declined by 3% (CER: 9%) to $770 million (2020: $798 million; 2019: $1,190 million) largely as a result of the inclusion of Pulmicort in the latest round of VBP in China implemented in 2021. This resulted in significantly lower market access for the medicine and a mandatory price reduction in China. This impact was partially offset by growth in Emerging Markets ex-China.

Daliresp sales in Emerging Markets were stable at $4 million (decline by 2% at CER) (2020: $4 million; 2019: $4 million)

Breztri sales in Emerging Markets were $55 million (2020: $14 million; 2019: $nil). In China, Breztri is the market share leader within the fixed-dose triple market, which continues to gain share from ICS/LABA class.

Bevespi sales in Emerging Markets increased to $4 million during the year (2020: $1 million; 2019: $nil).

Rare Disease

Rare Disease sales in Emerging Markets were $196 million, representing a pro rata growth of 11%1 (CER: 18%).

Soliris sales in the Emerging Markets amounted to $170 million, representing a pro rata increase of 1%1 (8% at CER).

Ultomiris sales in the Emerging Markets amounted to $9 million.

Strensiq sales in the Emerging Markets grew to $10 million, representing a pro rata increase of 81%1 (CER: 78%).

Other

Other medicines sales in Emerging Markets decreased by 2% (CER: 5%) to $954 million (2020: $971 million; 2019: $989 million).

Nexium sales in Emerging Markets decreased by 7% (CER: 10%) to $705 million (2020: $757 million; 2019: $748 million), reflecting the impact of the inclusion of Nexium (oral) in China’s VBP programme in 2021 resulting in significantly lower market access and a mandatory price reduction.

Synagis sales in Emerging Markets were stable at $35 million (2020: $nil; 2019: $nil).

Losec/ Prilosec sales in Emerging Markets were stable (CER: decreased by 7%) at $152 million (2020: $152 million; 2019: $179 million).

Seroquel IR/XR sales in Emerging Markets fell by 17% (CER: 15%) to $46 million (2020: $55 million; 2019: $50 million).

COVID-19

Vaxzevria sales in Emerging Markets were $2,240 million (2020: $nil; 2019: $nil) and contributed 57% to total sales of Vaxzevria.

Evusheld sales in Emerging Markets were $19 million (2020: $nil; 2019: $nil).

U.S.

Sales in the U.S. increased by 39% to $12,000 million (2020: $8,638 million; 2019: $7,747 million).

Oncology

Oncology sales in the U.S. increased by 26% to $5,359 million (2020: $4,250 million; 2019: $3,449 million).

Tagrisso sales in the U.S. increased by 14% to $1,780 million (2020: $1,566 million; 2019: $1,268 million). Performance benefitted from greater 1st-line and adjuvant use, partially offset by lower 2nd-line use and a continued negative impact on diagnosis, testing and treatment from the pandemic. The rates of diagnosis and testing in lung and other cancers declined during 2021, as a result of the latest wave of COVID-19 cases, and remained below pre-pandemic levels at the end of the year.

Imfinzi sales in the U.S. increased by 5% to $1,245 million (2020: $1,185 million; 2019: $1,041 million) despite the continued COVID-19-related decrease in lung cancer diagnoses.

Lynparza sales in the U.S. grew by 24% to $1,087 million (2020: $876 million; 2019: $626 million), as a result of increased growth in use in ovarian, breast and prostate cancers where Lynparza remains the leading medicine in the PARP inhibitor class globally across four tumour types, as measured by total prescription volumes.

Calquence sales in the U.S. exhibited a strong performance with an increase to $1,089 million (2020: $511 million; 2019: $162 million) despite COVID-19 impacts on CLL diagnosis rates, benefitting from increased new patient market share.

Koselugo sales in the U.S. increased to $104 million (2020: $38 million; 2019: $nil) following its launch in 2020.

Faslodex sales in the U.S. declined by 46% to $30 million (2020: $55 million; 2019: $328 million) due to increasing competition from several generic versions of the medicine.

Iressa sales in the U.S. decreased by 23% to $11 million (2020: $14 million; 2019: $17 million).

CVRM

CVRM sales in the U.S. increased by 2% to $2,124 million (2020: $2,083 million; 2019: $2,209 million).

In the U.S. Farxiga sales grew by 29% to $732 million (2020: $569 million; 2019: $537 million), reflecting the benefit of the regulatory approval in 2020 for HFrEF and the May 2021 approval for the treatment of CKD, both of which include patients with and without T2D.

Brilinta sales in the U.S. increased by 1% to $735 million (2020: $732 million; 2019: $710 million), partly reflecting the recent launch of Brilinta as a treatment to reduce the risk of stroke in patients following an acute ischaemic stroke or high-risk transient ischaemic attack.

Bydureon sales in the U.S. declined by 16% to $321 million (2020: $382 million; 2019: $459 million) following the withdrawal of the dual-chamber pen and lower demand for the Bydureon BCise auto-injector device.

U.S sales of Onglyza fell by 47% in the year to $88 million (2020: $166 million; 2019: $230 million) as the DPP-4 inhibitor class continues to decline.

Byetta sales in the U.S. declined by 31% to $26 million (2020: $37 million; 2019: $68 million).

Lokelma sales in the U.S. where it continued to be the branded market share leader, increased to $115 million (2020: $57 million; 2019: $13 million), reflecting the growth in the potassium binder class.

Crestor sales in the U.S. decreased by 13% to $80 million (2020: $92 million; 2019: $104 million).

Seloken sales in the U.S. declined by 89% to $1 million (2020: $13 million; 2019: $37 million).

Respiratory & Immunology

Respiratory & Immunology sales in the U.S. increased by 24% to $2,404 million (2020: $1,941 million; 2019: $1,653 million).

Symbicort sales in the U.S. increased by 4% to $1,065 million (2020: $1,022 million; 2019: $829 million). Symbicort maintained total prescription market share in a declining ICS/LABA market as fixed-dose triple therapies (LAMA/LABA/ICS) launches continue.

Fasenra sales in the U.S. increased by 31% to $790 million (2020: $603 million; 2019: $482 million), benefiting from growth in new patient starts.

Pulmicort sales in the U.S. increased by 1% to $72 million (2020: $71 million; 2019: $110 million).

Daliresp/Daxas sales in the U.S. increased by 9% to $207 million (2020: $190 million; 2019: $184 million).

Breztri sales in the U.S. were $115 million (2020: $5 million; 2019: $nil), following market share growth in the fixed-dose triple market.

Bevespi sales in the U.S. decreased by 11% to $39 million (2020: $44 million; 2019: $42 million).

Saphnelo sales in the U.S. amounted to $8 million (2020: $nil; 2019: $nil) following its launch in at the end of third quarter of the year.

Rare Disease

Rare Disease sales in the U.S. were $1,828 million, representing a pro rata decline of 8%.

Soliris sales in the U.S. increased by 4% representing a pro rata increase to $1,068 million. Sales benefitted from growing use in neurology indications, gMG and NMOSD, offset by the successful conversion to Ultomiris in haematological indications PNH and aHUS.

Ultomiris sales in the U.S. increased by 20% on a pro rata basis to $381 million, as a result of the successful conversion from Soliris in PNH and aHUS, where Ultomiris offers patients a lower average annual treatment cost, and a more convenient dosing schedule with every eight week dosing versus the every two week regimen for Soliris.

Strensiq sales in the U.S. increased to $297 million, representing a pro rata growth of 13%. Performance benefitted from increased demand over the course of the year as well as supply-chain inventory movements.

Andexxa sales in the U.S. were $50 million, representing a pro rata decline of 21%.

Kanuma sales in the U.S. increased by 13% on a pro rata basis to $32 million.

Other

Other medicines sales in the U.S. decreased by 39% to $221 million (2020: $364 million; 2019: $436 million).

Nexium sales in the U.S. decreased by 24% to $128 million (2020: $169 million; 2019: $218 million).

Synagis sales in the U.S. decreased by 51% to $23 million (2020: $47 million; 2019: $46 million).

FluMist sales in the U.S. declined by 62% to $27 million in the year (2020: $70 million; 2019: $20 million), due to a one-off supplemental order in the U.S. in 2020 causing an unfavourable comparison to the prior year.

Seroquel sales in the U.S. decreased by 30% to $12 million (2020: $17 million; 2019: $34 million).

COVID-19

Vaxzevria sales in the U.S. were $64 million (2020: $nil; 2019: $nil).

Europe

Product Sales in Europe increased by 50% (CER: 44%) and grew to $7,604 million (2020: $5,059 million; 2019: $4,350 million).

Oncology

Oncology sales in Europe increased by 28% (CER: 22%) to $2,484 million (2020: $1,938 million; 2019: $1,423 million).

Tagrisso sales in Europe increased by 32% (CER: 25%) to $986 million (2020: $748 million; 2019: $474 million), driven by greater adoption in the 1st-line and adjuvant settings, as more reimbursements were granted.

Imfinzi sales in Europe increased by 31% (CER: 25%) to $485 million (2020: $370 million; 2019: $179 million), reflecting an increase in ES-SCLC market penetration and an increase in the number of reimbursed markets.

Lynparza sales in Europe increased by 42% (CER: 35%) to $618 million (2020: $435 million; 2019: $287 million), reflecting additional reimbursements and increasing BRCAm-testing rates, as well as successful 1st-line BRCAm ovarian, 2nd-line HRRm prostate and germline BRCAm HER2-negative advanced breast cancer launches.

Calquence sales in Europe were $111 million (2020: $2 million; 2019: $nil) through increased market share in new patient starts after launches in the region.

Koselugo sales in Europe were $3 million (2020: $nil; 2019: $nil).

Enhertu sales in Europe were $4 million (2020: $nil; 2019: $nil).

Zoladex sales in Europe increased by 5% (CER: declined by 1%) to $147 million (2020: $140 million; 2019: $135 million).

Faslodex sales in Europe decreased by 49% (CER: 52%) to $113 million (2020: $221 million; 2019: $229 million) due to increasing competition from several generic versions of the medicine.

Iressa sales in Europe declined by 58% (CER: 60%) to $5 million (2020: $12 million; 2019: $70 million).

CVRM

CVRM sales in Europe increased by 22% (CER: 16%) to $1,494 million (2020: $1,228 million; 2019: $1,151 million).

Forxiga sales in Europe increased by 60% (CER: 52%) to $810 million (2020: $507 million; 2019: $373 million). The performance reflected SGLT2 inhibitor class growth, the beneficial addition of CV outcomes trial data to the label, the HFrEF regulatory approval in 2020, and CKD regulatory approval in 2021.

Brilique sales in Europe increased by 1% (CER: declined by 4%) to $346 million (2020: $342 million; 2019: $351 million). The overall performance in the year was adversely impacted by fewer elective procedures due to the effects of the pandemic.

Bydureon sales in Europe increased by 5% (stable at CER) to $55 million (2020: $53 million; 2019: $66 million). Onglyza sales in Europe increased by 5% (CER: declined by 1%) to $61 million (2020: $58 million; 2019: $70 million).

Lokelma sales in Europe amounted to $13 million (2020: $4 million; 2019: $1 million) during the year with expansion in Europe continued with launches in several new markets.

Crestor sales in Europe declined by 60% (CER: 62%) to $52 million (2020: $129 million; 2019: $148 million), following the divestment of European rights in more than 30 countries to Grünenthal in February 2021.

Respiratory & Immunology

Respiratory & Immunology sales in Europe grew by 6% (CER: 1%) to $1,247 million (2020: $1,171 million; 2019: $1,107 million).

Symbicort sales in Europe decreased by 3% (CER: 8%) to $670 million (2020: $694 million; 2019: $678 million), as a result of year-on-year decline due to the favourable COVID-19 impact on FY 2020.

Fasenra sales in Europe increased by 41% (CER: 34%) to $286 million (2020: $203 million; 2019: $118 million), benefiting from growth in new patient starts, despite the COVID-19 impact on total severe asthma market growth.

Pulmicort sales in Europe were stable (CER: decline of 5%) at $73 million (2020: $73 million; 2019: $81 million).

Daliresp/Daxas sales in Europe decreased by 32% (CER: 37%) to $15 million (2020: $22 million; 2019: $26 million).

Bevespi sales in Europe were $11 million (2020: $3 million; 2019: $nil).

Rare Disease

Rare Disease sales in Europe grew to $682 million, representing a pro rata increase of 7% (CER: 9%).

Soliris sales in the Europe decreased to $439 million, representing a pro rata decline of 8% (CER: 7%).

Ultomiris sales in the Europe increased to $169 million, representing a pro rata increase of 73% (CER: 74%), driven by new country launches in the year.

Strensiq sales in the Europe increased to $36 million, representing a pro rata increase of 2% (CER: 3%).

Andexxa sales in the Europe were $18 million, representing a pro rata increase of 7% (CER: 6%).

Kanuma sales in the Europe were $20 million, representing a pro rata increase of 7% (CER: 9%)

Other

Other medicines sales in Europe decreased by 17% (CER: 19%) to $596 million (2020: $722 million; 2019: $669 million).

Nexium sales in Europe decreased by 13% (CER: 18%) to $62 million (2020: $71 million; 2019: $63 million.

Synagis sales in Europe decreased by 38% (CER: 37%) to $203 million (2020: $325 million; 2019: $312 million). This was due to the expiry of the ex-US commercial rights agreement between AstraZeneca and AbbVie in 2021, and changes as a result of the reversion of ex-US rights to AstraZeneca thereafter, prior to which AstraZeneca’s sales to AbbVie were reported in Europe.

FluMist sales in Europe grew by 1% (CER: declined by 2%) to $222 million (2020: $219 million; 2019: $93 million).

Losec/Prilosec sales in Europe increased by 32% (CER: 31%) to $26 million (2020: $20 million; 2019: $49 million).

Seroquel XR/IR sales in Europe increased by 2% to $29 million (2020: $29 million; 2019: $88 million).

COVID-19

Vaxzevria sales in Europe were $1,035 million (2020: $nil; 2019: $nil).

Evusheld sales in Europe were $66 million (2020: $nil; 2019: $nil).

Established ROW

Product Sales in the Established ROW region increased by 36% (CER: 36%) to $4,776 million (2020: $3,514 million; 2019: $3,303 million).

Oncology

Oncology sales in the Established ROW region increased by 13% to $1,982 million (2020: $1,756 million; 2019: $1,584 million). Sales in Japan increased by 10% (CER: 12%) to $1,665 million in the year.

Tagrisso sales in the Established ROW region increased by 13% (CER: 14%) to $913 million (2020: $806 million; 2019: $685 million). In Japan, sales of Tagrisso grew by 6% (CER: 8%) to $775 million in the year.

Imfinzi sales in the Established ROW region grew by 23% to $405 million (2020: $329 million; 2019: $219 million). In Japan, sales of $345 million represented growth of 28% (30% at CER), where market share in ES-SCLC increased.

Lynparza sales in the Established ROW region increased by 29% (CER: 28%) to $259 million (2020: $201 million; 2019: $152 million). Sales in Japan amounted to $199 million, representing growth of 19% (CER: 21%).

Calquence sales in the Established ROW region were $18 million (2020: $3 million; 2019: $nil).

Zoladex sales in the Established ROW region decreased by 7% to $169 million (2020: $182 million; 2019: $179 million). In Japan, sales increased by 7% (CER: 9%) to $139 million.

Faslodex sales in the Established ROW region decreased by 2% (CER: 1%) to $121 million (2020: $124 million; 2019: $137 million). In Japan, sales increased by 1% (CER: 3%) to $118 million.

Iressa sales in the Established ROW region declined by 26% to $16 million (2020: $21 million; 2019: $50 million).

CVRM

CVRM sales in the Established ROW region increased by 7% (CER: 5%) to $622 million (2020: $582 million; 2019: $568 million).

Forxiga sales in the Established ROW region increased by 34% (CER: 31%) to $263 million (2020: $197 million; 2019: $162 million). Japan sales grew by 35% (CER: 38) to $150 million.

Brilinta sales in the Established ROW region increased by 8% (CER: declined by 1%) to $63 million (2020: $58 million; 2019: $58 million).

Bydureon sales in the Established ROW region declined by 40% (CER by 44%) to $6 million (2020: $9 million; 2019: $13 million).

Onglyza sales in the Established ROW region declined by 29% (CER: 33%) to $32 million (2020: $45 million; 2019: $51 million).

Byetta sales in the Established ROW region declined by 36% (CER: 38%) to $6 million (2020: $9 million; 2019: $11 million).

Lokelma sales in the Established ROW region were $44 million (2020: $10 million; 2019: $nil). Sales in Japan increased to $43 million in the year (2020: $10 million; 2019: $nil) despite Ryotanki, a regulation that restricts prescriptions to two weeks’ supply in the first year of launch. The restriction was eventually lifted in June 2021 and no longer applies.

Crestor sales in the Established ROW region decreased by 11% (CER: 10%) to $189 million (2020: $211 million; 2019: $220 million) with a decline in Japan sales by 8% (7% at CER) to $151 million (2020: $164 million; 2019: $171 million), where AstraZeneca collaborates with Shionogi.

Seloken/Toprol-XL sales in the Established ROW region showed an increase by 9% (3% decline at CER) to $11 million (2020: $10 million; 2019: $12 million).

Atacand sales in the Established ROW region fell to $nil in 2021 (2020: $23 million; 2019: $19 million).

Respiratory & Immunology

Respiratory & Immunology sales in the Established ROW region decreased by 2% (CER: 5%) to $634 million (2020: $646 million; 2019: $644 million).

Symbicort sales in the Established ROW region decreased by 12% (CER: 17%) to $384 million (2020: $438 million; 2019: $441 million). Sales in Japan declined by 34% (33% at CER) to $124 million (2020: $189 million; 2019: $226 million) in the year due to continued generic competition.

Fasenra sales in the Established ROW region increased by 24% (CER: 22%) to $162 million (2020: $131 million; 2019: $99 million).

Pulmicort sales in the Established ROW region declined by 13% (CER: 15%) to $47 million (2020: $54 million; 2019: $85 million). In Japan, sales decreased by 24% (22% at CER) in the year to $23 million (2020: $30 million; 2019: $62 million) following increasing generic competition.

Breztri sales in the Established ROW region were $26 million (2020: $9 million; 2019: $2 million) which is largely contributed by the sales in Japan for $25 million (2020: $9 million; 2019: $2 million).

Rare Disease

Rare Disease sales in Established ROW increased on a pro rata basis by 7% (CER: 11%) to $364 million.

Soliris sales in the Established ROW increased on a pro rata basis by 8% (CER: 11%) to $197 million.

Ultomiris sales in the Established ROW increased on a pro rata basis by 4% (CER: 11%) to $129 million, driven by new country launches in the year.

Strensiq sales in the Established ROW increased on a pro rata basis by 9% (CER: 14%) to $35 million.

Kanuma sales in the Established ROW increased on a pro rata basis by 14% (CER: 25%) to $3 million.

Other

Other sales in the Established ROW region increased by 12% (CER: 15%) to $596 million (2020: $530 million; 2019: $507 million).

Nexium sales in the Established ROW region decreased by 13% (CER: 12%) to $431 million (2020: $495 million; 2019: $454 million). Sales in Japan declined by 13% (11% at CER) to $369 million, where AstraZeneca collaborated with Daiichi Sankyo until September 2021.

COVID-19

Vaxzevria sales in the Established ROW region were $578 million (2020: $nil; 2019: $nil).

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

AstraZeneca supplied its COVID-19 vaccine to COVAX and various governments. The vaccine was supplied to Iran as part of the COVAX supply or through government donations. AstraZeneca verified that the supply of the vaccine to Iran by COVAX or through donations is permitted under the OFAC regulations/licenses.

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

For the year ended December 31, 2021, the Company’s gross revenues and net profits attributable to the above-mentioned Iranian activities were $18.8 million and $7.8 million respectively. For the same period, AstraZeneca’s gross revenues and net profits were $37.4 billion and $0.1 billion, respectively. Accordingly, the gross revenues and net profits attributable to the above-mentioned Iranian activities amounted to approximately 0.05% of AstraZeneca’s gross revenues and approximately 6.8% of its net profits.

At the time of publication, the management of AstraZeneca does not anticipate any change in its activities in Iran that would result in a material impact on AstraZeneca

C.       Organizational Structure

The information (including tabular data) set forth under the headings “Additional Information—Directors’ Report—Subsidiaries and principal activities” on page 213, “—Branches and countries in which the Group conducts business” on page 213, and “Financial Statements—Group Subsidiaries and Holdings” on pages 197 to 201, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

D.       Property, Plant and Equipment

Please see the information below under the heading Item 5—“Operating and Financial Review and Prospects—Operating Results—2021 compared with 2020”. The information (including tabular data) set forth under the headings “Strategic Report—Business Review—Accelerate Innovative Science—Research & Development” on pages 32 to 34, “Strategic Report—Business Review—Operations” on pages 37 to 39, “Strategic Report—Financial Review—Financial position—31 December 2021—Property, plant and equipment” on page 63, “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on page 154, “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments and contingent liabilities—Environmental costs and liabilities” on pages 189 to 190 and “Financial Statements—Notes to the Group Financial Statements—Note 8—Leases” on page 155, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

Substantially all of the Group’s properties are held freehold, free of material encumbrances and are fit for their purpose. For more information, please refer to “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on page 154 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Our Strategy and Key Performance Indicators” on pages 12 to 15, “Strategic Report—Business Review—Accelerate Innovative Science—Research & Development” on pages 32 to 34, “Financial Statements— Notes to the Group Financial Statements—Note 1—Revenue—Product Sales” on page 145, “Financial Statements—Notes to the Group Financial Statements—Note 19—Interest-bearing loans and borrowings” on pages 164 to 165, “Financial Statements—Notes to the Group Financial Statements—Note 13—

Derivative financial instruments” on page 161, “Financial Statements—Notes to the Group Financial Statements—Note 23—Reserves” on page 175, “Financial Statements—Notes to the Group Financial Statements—Note 28—Financial risk management objectives and policies” on pages 180 to 186, “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments and contingent liabilities” on pages 189 to 196 and “Additional Information—Important information for readers of this Annual Report” on page 228, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference. Please also see the information above under the heading Item 4—“Information on the Company— Business Overview—Geographical Review”.

We consider the Group’s working capital to be sufficient for its present requirements.

A.Operating Results

2021 compared with 2020

The information set forth under the heading “Strategic Report—Financial Review” on pages 52 to 70 (excluding the information set forth under the subheading “Full year 2022: additional commentary” on page 66) of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated herein by reference.

2020 compared with 2019

Please see the information set forth under the heading “Strategic Report—Financial Review” on pages 82 to 100 of AstraZeneca’s “Annual Report and Form 20-F Information 2020” included as exhibit 15.1 to the Form 20-F dated February 16,2021.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The information (including tabular data) set forth under the headings “Corporate Governance—Corporate Governance Overview— Board of Directors as at 31 December 2021” on pages 74 to 75, and “Corporate Governance—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 124, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference. On February 22, 2022, we announced that Leif Johansson, Non-Executive Chair of the Board, intends to retire from the Board at the conclusion of the Company's Annual General Meeting in 2023. The search for a new Chair is being led by Philip Broadley, senior independent Non-Executive Director.

In addition to the Board of Directors, the Senior Executive Team, or SET, is the body through which the CEO exercises the authority delegated to him by the Board. The CEO leads the SET and has executive responsibility for the management, development and performance of the business. The CEO, CFO and SET also take the lead in developing the strategy for review, constructive challenge and approval by the Board as part of the annual strategy review process. The information set forth under the heading “Corporate Governance—Senior Executive Team (SET) as at 31 December 2021” on page 76 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

Senior Executive Team (SET) Biographies as at December 31, 2021

Susan Galbraith - Executive Vice-President, Oncology R&D

Susan is responsible for our Oncology portfolio from discovery through to late-stage development. She joined AstraZeneca from Bristol-Myers Squibb in 2010, since when she has been responsible for transforming the productivity and scientific output from Early Oncology. Susan studied Medicine at Manchester and Cambridge Universities and has a PhD from the University of London. She was admitted to Membership of the Royal College of Physicians in 1992, and then trained in clinical oncology in London. Susan gained Fellowship of the Royal College of Radiologists in 1997, was awarded an honorary Doctorate of Medical Science from the Institute of Cancer Research in 2017, and was admitted to Fellowship of the Academy of Medical Sciences in 2018. Susan is on the Scientific Advisory Board of the Institute of Cancer Research. In 2021 she was elected to the Board of Directors of the American Association for Cancer Research, and serves on the European Association of Cancer Research Advisory Council.

Iskra Reic – Executive Vice-President, Vaccines & Immune Therapies

Iskra was appointed Executive Vice-President (EVP), Vaccines & Immune Therapies, in November 2021, and is responsible for both the early and late stage development of the Unit’s pipeline and portfolio, as well as medical affairs and commercial operations. Iskra trained as a Doctor of dental medicine at the Medical University of Zagreb, Croatia. She joined

AstraZeneca in 2001 and during this time has held a variety of in-market, regional sales and marketing and general management roles, including Head of Specialty Care, Central & Eastern Europe, Middle East and Africa. In 2012 she joined AstraZeneca Russia as Marketing Director, before being appointed General Manager in 2014. Subsequently in 2016 Iskra was made Area Vice-President for Russia and Eurasia, before her appointment as EVP, Europe in April 2017, and the later expansion of this role to Europe & Canada in 2019. Iskra has an International Executive MBA in Business and Leadership from the IEDC-Bled School of Management, Slovenia.

Menelas Pangalos – Executive Vice-President, BioPharmaceuticals R&D

Mene is responsible for BioPharmaceuticals R&D from discovery through to late-stage development across CVRM, Respiratory & Immunology, Vaccines & Immune Therapies and Neuroscience. Since joining AstraZeneca in 2010, Mene has led the transformation of R&D leading to a greater than five fold improvement in productivity. Mene holds Honorary Doctorates from Glasgow University and Imperial College, London, is a Fellow of the Academy of Medical Sciences, the Royal Society of Biology and Clare Hall, University of Cambridge and is a Visiting Professor at The Wolfson Centre at Kings College. He co-chairs the UK Life Sciences Council Expert Group on Innovation, Clinical Research and Data and is a member of the Life Sciences Industrial Strategy Implementation Board. He is also on the Boards of The Francis Crick Institute, The Judge Business School, Cambridge University and Dizal Pharma, and is a member of the Life Sciences Vision Advisory Group. In 2019, Mene was awarded a knighthood from The Queen and the Prix Galien Medal, Greece. In 2021 Mene was awarded an Honorary Fellowship of the British Pharmacological Society. He has overseen the creation of AstraZeneca’s new Global R&D Centre in Cambridge and the Company’s COVID-19 efforts.

Ruud Dobber – Executive Vice-President, BioPharmaceuticals Business Unit

Ruud has responsibility for product strategy and commercial delivery for CVRM, Respiratory & Immunology, and Vaccines & Immune Therapies. Ruud joined Astra in 1997 and has held assumed leadership roles with increasing responsibility including Executive Vice-President, North America; Executive Vice-President, Europe; Regional Vice-President, Europe, Middle East and Africa; and Regional Vice-President, Asia Pacific. Ruud served as a member of the board and executive committee of the European Federation of Pharmaceutical Industries and Associations and was previously Chairman of the Asia division of Pharmaceutical Research and Manufacturers of America. In June 2021, Ruud was appointed as a Non-Executive Director of the Board of Almirall S.A.. Ruud holds a doctorate in immunology from the University of Leiden, Netherlands, beginning his career as a research scientist in immunology and ageing.

Pam Cheng – Executive Vice-President, Operations & Information Technology

Pam joined AstraZeneca in June 2015, after 18 years with Merck/MSD in Global Manufacturing, Supply Chain and Commercial roles. She was the Head of Global Supply Chain Management & Logistics for Merck and led the transformation of Merck supply chains across the global supply network. Pam also held the role of President of MSD China. Prior to joining Merck, Pam held various engineering and project management positions at Universal Oil Products, Union Carbide Corporation and GAF Chemicals. She holds Bachelor’s and Master’s degrees in chemical engineering from Stevens Institute of Technology, New Jersey and an MBA from Pace University in New York. Pam serves as a Non-Executive Director of the Smiths Group plc board.

David Fredrickson – Executive Vice-President, Oncology Business Unit

Dave is responsible for driving growth and maximising the commercial performance of the AstraZeneca global Oncology portfolio. He has global accountability for marketing, sales, medical affairs and market access in Oncology and plays a critical leadership role in setting the Oncology portfolio and product strategy. Previously, Dave served as President of AstraZeneca K.K. in Japan, and Vice-President, Specialty Care in the US. Before joining AstraZeneca, Dave worked at Roche/Genentech, where he served in several functions and leadership positions, including Oncology Business Unit Manager in Spain, and strategy, marketing and sales roles in the US. Dave is a graduate of Georgetown University in Washington DC.

Marc Dunoyer – Chief Executive Officer Alexion

Marc became CEO of Alexion, AstraZeneca’s Rare Disease group, in August 2021 following its acquisition in July. He had previously served as an Executive Director and AstraZeneca’s Chief Financial Officer from November 2013. Marc’s career in pharmaceuticals, which has included periods with Roussel Uclaf, Hoechst Marion Roussel and GSK, has given him extensive industry experience. He is a qualified accountant and joined AstraZeneca in 2013, serving as Executive Vice-President, Global Product and Portfolio Strategy from June to October 2013. Prior to that, he served as Global Head of Rare Diseases at GSK and (concurrently) Chairman, GSK Japan. He holds an MBA from HEC Paris and a Bachelor of Law degree from Paris University.

Other appointments: Marc is a Director of Orchard Therapeutics Plc.

Leon Wang – Executive Vice-President, International and China President

Leon Wang is responsible for overall strategy driving sustainable growth across the International region, which includes China. Leon joined AstraZeneca China in March 2013 and was promoted to become President, AstraZeneca China in 2014. Under Leon’s leadership, China has become AstraZeneca’s second-largest market worldwide and AstraZeneca has become the largest pharmaceutical company in China. Prior to joining AstraZeneca, Leon held positions of increasing responsibility in marketing and business leadership at Roche, where he was a Business Unit Vice-President. In addition, Leon holds several positions in local trade associations and other prominent organisations in China. Leon holds an EMBA from China Europe International Business School, and a Bachelor of Arts from Shanghai International Studies University.

Katarina Ageborg – Executive Vice-President, Sustainability and Chief Compliance Officer

Katarina has overall responsibility for the delivery, design and implementation of the Company’s sustainability programme, covering three priority areas: access to healthcare; environmental protection; and ethics and transparency. She leads the Global Sustainability function, focusing on Compliance, and Safety, Health and Environment. Katarina was appointed President of AstraZeneca AB (Sweden) in 2018. Prior to these roles, Katarina led the Global Intellectual Property function from 2008-2011, before taking the role as Chief Compliance Officer. Katarina holds a Master of Law Degree from Uppsala University School of Law in Sweden and ran her own law firm before joining AstraZeneca in 1998.

Jeff Pott – General Counsel and Chief Human Resources Officer

Jeff was appointed General Counsel in January 2009 and has overall responsibility for all aspects of AstraZeneca’s Legal and IP function. In addition to his role as General Counsel, he was appointed Chief Human Resources Officer in January 2021 assuming additional responsibilities for the AstraZeneca Human Resources function. Jeff joined AstraZeneca in 1995 and has worked in various litigation roles, where he has had responsibility for IP, anti-trust and product liability litigation. Before joining AstraZeneca, he spent five years at the US legal firm Drinker Biddle and Reath LLP, where he specialised in pharmaceutical product liability litigation and anti-trust advice and litigation. He received his Bachelor’s degree in political science from Wheaton College and his Juris Doctor Degree from Villanova University School of Law.

B.       Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report” on pages 98 to 104, “Corporate Governance—Annual Report on Remuneration” on pages 105 to 124, “Financial Statements—Notes to the Group Financial Statements—Note 22—Post-retirement and other defined benefits” on pages 168 to 175, “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” on pages 186 to 189 and “Financial Statements—Notes to the Group Financial Statements—Note 31—Statutory and other information—Key management personnel compensation”, on page 196, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

C.       Board Practices

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Corporate Governance Overview” on page 73, “Corporate Governance—Board of Directors as at 31 December 2021” on pages 74 to 75, “Corporate Governance—Senior Executive Team (SET) as at 31 December 2021” on page 76, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Board Leadership and Company Purpose” on page 77, “Corporate Governance—Corporate Governance Report—Division of responsibilities” on pages 77 to 78, “Corporate Governance—Corporate Governance Report—Remuneration” on page 78, “Corporate Governance— Science Committee Report” on page 88, “Corporate Governance—Nomination and Governance Committee Report” on pages 86 to 87, “Corporate Governance—Other Governance information—Global Compliance and Internal Audit Services (IA)” on page 79, “Corporate Governance—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 124, “Corporate Governance—Annual Report on Remuneration—Executive remuneration” on pages 105 to 115 and “Corporate Governance—Audit Committee Report” on pages 90 to 97, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

Please also see the information above under the heading Item 6.A “Directors and Senior Management—Senior Executive Team (SET) Biographies”.

D.       Employees

The information set forth under the headings, “Strategic Report—Business Review—Accelerate Innovative Science—Research & Development” on pages 32 to 34, “—Responsible sales and marketing” on page 37, “—Operations” on pages 37 to 39, “Strategic Report—Business Review—Be a Great Place to Work—Our global business” (comprising the graphical data on page 43, and the “Employee relations” sections on page 43 only) and “Financial Statements—Notes to the Group Financial Statements—Note 29 —Employee costs and share plans for employees” (including the tabular data) on pages 186 to 189, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

E.       Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” on pages 186 to 189, “Corporate Governance— Annual Report on Remuneration—Directors’ shareholdings” on pages 117 to 119, and “Additional Information—Directors’ Report—Directors’ and officers’ shareholdings” and “—Options to purchase securities from registrant or subsidiaries” on page 214, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The information set forth under the heading “Additional Information—Directors’ Report—US holdings” on page 212 and “Additional Information—Directors’ Report—Major shareholdings” (including tabular data) on page 214 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

B.       Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 31—Statutory and other information—Related party transactions” on page 196, “Additional Information—Shareholder Information—Related party transactions” on page 211, “Additional Information—Directors’ Report—Issued share capital, shareholdings and share prices” on page 212, “Additional Information—Directors’ Report—US holdings” on page 212 and “Additional Information—Directors’ Report—Major shareholdings” on page 214, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18—“Financial Statements.” The information (including graphs and tabular data) set forth under the headings “Additional Information—Shareholder Information” on pages 211 to 212, “Strategic Report —Financial Review—Dividends and share repurchases” on pages 65 to 66 and “Additional Information—Directors’ Report—Distributions to shareholders-dividends for 2021” on page 214, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

Developments in Legal Proceedings

For information in respect of material legal proceedings in which AstraZeneca is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments and contingent liabilities” on pages 189 to 196 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 and is incorporated by reference.

Patent litigation

Ultomiris

US patent proceedings

As previously disclosed, in November 2018, Chugai Pharmaceutical Co., Ltd. (Chugai) filed a lawsuit against Alexion in the Delaware District Court alleging that Ultomiris infringes a U.S. patent held by Chugai. Upon issuance of another U.S. patent in November 2019, Chugai filed a second lawsuit in the same court alleging that Ultomiris also infringes the second patent. The two lawsuits were consolidated. A trial originally scheduled to occur in January 2022 which had been postponed until February 2022 due to COVID-19, was postponed on February 14, 2022 and the case remained pending settlement discussions among the parties.

Tagrisso

US patent proceedings

As previously disclosed, in September 2021, Puma Biotechnology, Inc. and Wyeth LLC filed a patent infringement lawsuit in the US District Court for the District of Delaware against AstraZeneca relating to Tagrisso. A claim construction hearing has been scheduled for January 2023 and a trial has been scheduled for May 2024.

Patent proceedings outside the US

As previously disclosed, in Russia, in October 2021, AstraZeneca filed a lawsuit in the Arbitration Court of the Moscow Region against Axelpharm, LLC to prevent it from obtaining authorization to market a generic version of Tagrisso prior to the expiration of AstraZeneca’s patents covering Tagrisso. The lawsuit also names the Ministry of Health of the Russian Federation as a third party. In February 2022, the court dismissed the lawsuit, but has not yet issued its reasoned decision. Once the court issues its reasoned decision, AstraZeneca will evaluate the decision and consider next steps.

Commercial litigation

PARP Inhibitor Royalty Dispute

As previously disclosed, in October 2012, Tesaro, Inc (now wholly owned by GlaxoSmithKline plc (GSK)) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product niraparib. In May 2021, AstraZeneca filed a lawsuit against Tesaro in the Commercial Court of England and Wales alleging that GSK failed to pay all of the royalties due on niraparib sales under our license agreements. The case has been transferred to the Chancery Division and the trial has been listed with an anticipated start date in February 2023.

Government investigations/proceedings US 340B litigations and proceedings

As previously disclosed, in January 2021, AstraZeneca filed a separate lawsuit in federal court in Delaware (the Court) alleging that an Advisory Opinion issued by the Department of Health and Human Services violates the Administrative Procedure Act. In June 2021, the Court found in favour of AstraZeneca, invalidating the Advisory Opinion. Prior to the Court’s ruling, however, in May 2021, the US government issued new and separate letters to AstraZeneca (and other companies) asserting that our contract pharmacy policy violates the 340B statute. In July 2021, AstraZeneca amended the complaint to include allegations challenging the letter sent in May. In September 2021, the US government issued a follow-up letter to AstraZeneca (and other companies) asserting that it has referred the matter to the Office of Inspector General for further review and consideration. In October 2021, oral arguments were held before the federal court in Delaware challenging the letters sent in May and September. In February 2022, the Court found in favour of AstraZeneca, invalidating the letter sent to AstraZeneca in May.

COVID-19 Vaccine Supply and Manufacturing Inquiries

As previously disclosed, in June 2021, Argentina’s Federal Criminal Prosecutor’s Office (the Prosecutor) contacted AstraZeneca Argentina seeking documents and electronic records in connection with a local criminal investigation relating to the public procurement and supply of Vaxzevria in that country. In October 2021, the Prosecutor filed a submission with the presiding court (the Court) requesting dismissal of the criminal investigation. In February 2022, the Court ordered dismissal of the investigation, issued acquittals, and closed the proceedings.

B.       Significant Changes

Please see the information set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 32—Subsequent events” on page 196 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 and is incorporated by reference.

Other than as disclosed in this Item, since the date of the annual consolidated financial statements included in this Form 20-F dated February 22, 2022, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A.       Offer and Listing Details

The information (including tabular data) set forth in the introductory paragraph under the heading “Additional Information— Shareholder Information” on page 211 and “Additional Information—Shareholder Information—Ordinary Shares in issue” on page 212 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

The corresponding trading symbol is “AZN” in each of AstraZeneca’s principal markets for trading in AstraZeneca shares.

B.        Plan of Distribution

Not applicable.

C.       Markets

The information set forth in the introductory paragraph under the heading “Additional Information— Shareholder Information” on page 211 and “Additional Information—Shareholder Information—Issued share capital, shareholdings and share prices” on page 212 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

D.      Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.         Share Capital

Not applicable.

B.        Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Directors’ Report—Articles of Association” on pages 214 to 215 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

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

On December 12, 2020, AstraZeneca, Delta Omega Sub Holdings Inc., a Delaware corporation and a wholly owned subsidiary of AstraZeneca (“Bidco”), Delta Omega Sub Holdings Inc. 1, a Delaware corporation and a direct, wholly owned subsidiary of Bidco (“Merger Sub I”) and Delta Omega Sub Holdings LLC 2, a Delaware limited liability company and a direct, wholly owned subsidiary of Bidco (“Merger Sub II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Alexion. The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein (1) Merger Sub I will merge with and into Alexion (the “First Merger”), with Alexion surviving the First Merger as a wholly owned subsidiary of Bidco, and (2) immediately following the effective time of the First Merger (the “Effective Time”), Alexion will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of AstraZeneca.

Under the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of common stock, par value $0.0001 per share, of Alexion issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) was converted into the right to receive (1) 2.1243 American depositary shares of AstraZeneca (or, at the election of the holder thereof, a number of ordinary shares of AstraZeneca equal to the number of underlying ordinary shares represented by such American depositary shares) and (2) $60.00 in cash, without interest.

D.         Exchange Controls

The information set forth under the headings “Additional Information—Shareholder Information—Exchange controls and other limitations affecting security holders” on page 212 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

E.        Taxation

Taxation for US persons

The following is a summary of material UK and US federal income tax consequences of ownership of Ordinary Shares or ADRs held as capital assets by the US holders described below. This summary is based on current UK and US federal income tax law, including the current US/UK double taxation convention. This summary does not describe all of the tax consequences that may be relevant in light of the US holders’ particular circumstances (including the US Medicare contribution tax or the US alternative minimum tax) and tax consequences applicable to US holders subject to special rules. US holders and any holders who may be subject to tax in the US or the UK are urged to consult their tax advisers regarding the UK and US federal income tax consequences of the ownership and disposition of Ordinary Shares or ADRs in their particular circumstances.

This summary is based in part on representations of the depositary for ADRs and assumes that each obligation in the deposit agreement among the Company and the depositary and the holders from time to time of ADRs and any related agreements will be performed in accordance with its terms. For the purposes of this summary, the term ‘US holder’ means a beneficial owner of Ordinary Shares or ADRs that is, for US federal income tax purposes, an individual, a corporation or an estate or trust that, in each case, is treated as a US person.

For US federal income tax purposes, a holder of ADRs generally will be treated as the owner of the underlying Ordinary Shares. Accordingly, deposits or withdrawals of Ordinary Shares for ADRs will not be subject to US federal income tax.

UK and US income taxation of dividends

The UK does not currently impose a withholding tax on dividends paid by a UK company, such as the Company. Shareholders resident outside the UK will otherwise commonly not be subject to UK taxation on dividend income but should consult their own tax adviser.

For US federal income tax purposes, distributions paid by the Company to a US holder are generally included in gross income as foreign source ordinary dividend income when actually or constructively received. For any dividend paid in a foreign currency, the amount of the dividend will, in the case of ADRs, be the US dollar value of the foreign currency payment received by the depositary determined at the spot rate of the relevant foreign currency on the date the dividend is received by the depositary (or, in the case of Ordinary Shares, the US dollar value of the foreign currency payment received by the US holders, determined at the spot rate of the relevant foreign currency on the date the dividend is received by the US holders, regardless of whether the dividend is converted into US dollars). Dividends will not be eligible for the dividends received deduction generally available to US corporations.

If the dividend is converted into US dollars on the date of receipt, US holders of Ordinary Shares generally should not be required to recognise foreign currency gains or losses in respect of the dividend income. They may have foreign currency gain or loss (which would be US source and taxable at the rates applicable to ordinary income) if the amount of such dividend is converted into US dollars after the date of its receipt.

Subject to applicable limitations, dividends received by certain non-corporate US holders of Ordinary Shares or ADRs may be taxable at favourable US federal income tax rates. US holders should consult their own tax advisers to determine whether they are subject to any special rules which may limit their ability to be taxed at these favourable rates.

Taxation on capital gains

Under present English law, individuals or companies who are not resident in the UK will generally not be liable for UK tax on capital gains made on the disposal of their Ordinary Shares or ADRs, unless such Ordinary Shares or ADRs are used, held or acquired in connection with a trade, profession or vocation carried on in the UK through a branch or agency or other permanent establishment.

For US federal income tax purposes, a US source capital gains or losses on the sale or exchange of Ordinary Shares or ADRs in an amount equal to the difference between the US dollar amount realised and such holder’s US dollar tax basis in the Ordinary Shares or ADRs. US holders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate US holders, and capital losses, the deductibility of which may be subject to limitations.

Passive Foreign Investment Company (PFIC) rules

We believe that we were not a PFIC for US federal income tax purposes for the year ended 31 December 2021. However, since PFIC status depends on the composition of our income and assets, and the market value of our assets, from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC, certain adverse tax consequences could apply to US holders.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the US or through certain US-related financial intermediaries may be subject to information reporting and backup withholding, unless, the US holder is an exempt recipient or in the case of backup withholding, the US holder provides its taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely supplied to the US Internal Revenue Service.

Certain US holders who are individuals (or certain specified entities) may be required to report information relating to securities issued by non-US persons (or foreign accounts through which the securities are held), subject to certain exceptions (including an exception for securities held in accounts maintained by US financial institutions). US holders should consult their tax advisers regarding their reporting obligations.

UK inheritance tax

Ordinary Shares or ADRs held by an individual who is domiciled in the US for the purposes of the United States – United Kingdom Double Taxation Convention relating to estate and gift taxes (the Estate Tax Convention), and who is not for such purposes a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the Ordinary Shares or ADRs, provided that any applicable US federal gift or estate tax liability is paid, except in certain cases where the Ordinary Shares or ADRs: (i) are comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the US and not a national of the UK); (ii) are part of the business property of a UK permanent establishment of an enterprise; or (iii) pertain to a UK fixed base of an individual used for the performance of independent personal services. In the exceptional case where the Ordinary Shares or ADRs are subject to both UK inheritance tax and US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

UK stamp duty reserve tax and stamp duty

A charge to UK stamp duty or UK stamp duty reserve tax (SDRT) may arise on the deposit of Ordinary Shares in connection with the creation of ADRs. The rate of stamp duty or SDRT will generally be 1.5% of the value of the consideration or, in some circumstances, the value of the Ordinary Shares. Under current HMRC practice, this charge will not be applied on the issue (or, where it is integral to the raising of new capital, the transfer) of Ordinary Shares into the ADR arrangement.

Transfers of Ordinary Shares into CREST will generally not be subject to stamp duty or SDRT, unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to stamp duty or SDRT will arise, usually at the rate of 0.5% of the value of the consideration.

A transfer of, or an agreement to transfer, Ordinary Shares (whether within or outside CREST) will generally be subject to UK stamp duty or SDRT at 0.5% of the amount or value of any consideration (in the case of stamp duty, this will be rounded up to the nearest £5). The purchaser would usually pay this duty. No UK stamp duty or SDRT will be payable on the acquisition or transfer of existing ADRs provided that there is no written instrument of transfer.

F.      Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.    Documents on Display

The Company’s Articles of Association and other documents concerning the Company which are referred to in this Form 20-F dated February 22,2022, may be inspected at the Company’s registered office at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, UK.

I.      Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Financial risk management” on page 66 and “Financial Statements—Notes to the Group Financial Statements—Note 28—Financial risk management objectives and policies” on pages 180 to 186, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

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

•   cable, telex and facsimile transmission and delivery expenses

•   expenses and charges incurred by the Depositary in conversion of foreign currency into U.S. dollars

•   compliance with exchange control regulations and other regulatory

As incurred by the Depositary.

requirements applicable to the shares, deposited securities, ADSs and ADRs ·   the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the delivery or servicing of deposited property (as defined in the Deposit Agreement)

(1)	$0.03 per ADR annually

Fees and Payments Made by DBTCA to Us

Pursuant to the deposit agreement, the Depositary may charge a fee up to $0.05 per ADR in respect of dividends paid by us. For the year ended December 31, 2021, we agreed that the Depositary could charge an annual fee of $0.03 per ADR in respect of dividends paid by us. As at December 31, 2021, we have received approximately $12.84 million arising out of fees charged in respect of dividends paid during 2021 and $15 million as a (further) contribution to the Company’s ADR program costs. We also have an agreement with the Depositary that it will waive a certain amount of its fees for standard costs associated with the administration of the ADR program up to $10,000 per year.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Internal Controls and Procedures

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Risk Management and Controls” on page 79, Corporate Governance Report—Audit Committee Report—Other information” on page 96, “Corporate Governance—Audit Committee Report—Internal Controls” on page 96, and “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 126, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

US corporate governance requirements

The Company’s ADRs are traded on the Nasdaq and, accordingly, it is subject to the reporting and other requirements of the SEC applicable to foreign private issuers. Section 404 of the Sarbanes-Oxley Act requires companies to include in their annual report on Form 20-F filed with the SEC, a report by management stating its responsibility for establishing internal control over financial reporting and to assess annually the effectiveness of such internal control. The Company has complied with those provisions of the Sarbanes-Oxley Act applicable to foreign private issuers.

B. Management’s Annual Report on Internal Control over Financial Reporting

As required by U.S. regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 126 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022, which is incorporated by reference.

C. Report of Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report dated February 10, 2021, which is included below under the heading Item 18—“Financial Statements—Report of Independent Registered Public Accounting Firm”.

D. Changes to Internal Controls

Based on the evaluation conducted, management has concluded that no such changes have occurred that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Audit Committee Report—Committee membership and meeting attendance in 2021” on page 73 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Strategic Report—Business Review—Be a Great Place to Work—Code of Ethics” on page 47, “Corporate Governance—Corporate Governance Report—Other Governance information—Risk Management and Controls—Global Compliance and Internal Audit Services (IA)” on page 79 and “Corporate Governance—

Audit Committee Report—Legal and Compliance” on pages 91 to 92, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference. AstraZeneca’s Code of Ethics is available within the ‘Ethics and transparency’ section of our website at www.astrazeneca.com/sustainability/ethics-and-transparency.html.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP in 2021 and 2020:

	Year ended December 31,
	2021	2020

	($million)
Audit fees	28.6	19.5
Audit-related fees	3.6	0.3
All other fees	3.7	0.5
Total	35.9	20.3

Audit fees included $15.2 million for the audit of subsidiaries pursuant to legislation (2020: $10.8 million), $10.5 million for the Group audit (2020: $6.3 million), $0.9 million for assurance services in relation to interim financial statements (2020: $0.4 million) and $2.0 million in respect of section 404 of the Sarbanes-Oxley Act (2020: $2.0 million). $0.4 million of Audit fees payable in 2021 are in respect of the Group audit and audit of subsidiaries related to prior years ($0.8 million of Audit fees payable in 2020 are in respect of the 2019 Group audit and audit of subsidiaries).

Audit-related fees included $3.0 million for services provided in relation to the acquisition of Alexion and related debt issuance and $0.6 million for other audit-related services.

All other fees included $0.3 million for the audit of subsidiaries’ pension schemes (2020: $0.3 million), and $3.4 million (2020: $0.2 million) for other assurance services. Included in All other fees are $3.1 million of services provided in relation to the acquisition of Alexion and related debt issuance.

$0.3 million of Audit fees and $0.7 million of Audit-related fees relate to pre-acquisition fees incurred by Alexion.

The information (including tabular data) set forth under the heading “Corporate Governance—Audit Committee Report” on pages 90 to 97 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2022 is incorporated by reference.

U.S. law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues paid by AstraZeneca to its principal accountants, if such engagements were not recognized by AstraZeneca at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2021 and 2020, the percentage of the total amount of revenues paid by AstraZeneca to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five per cent for each year.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(d) Maximum
				Number (or
			(c) Total Number of	Approximate Dollar
			Shares (or Units)	Value) of Shares (or
	(a) Total number of	(b) Average Price	Purchased as Part of	Units) that May Yet
	Shares (or Units)	Paid per	Publicly Announced Plans or	Be Purchased Under
Period	Purchased	Share (or Unit)	Programs	the Plans or Programs
		($)		($ billion)
Month #1 Jan 1 - Jan 31	0	N/A	0	0
Month #2 Feb 1 - Feb 28	0	N/A	0	0
Month #3 Mar 1 - Mar 31	0	N/A	0	0
Month #4 Apr 1 - Apr 30	0	N/A	0	0
Month #5 May 1 - May 31	0	N/A	0	0
Month #6 Jun 1 - Jun 30	0	N/A	0	0
Month #7 Jul 1 - Jul 31	0	N/A	0	0
Month #8 Aug 1 - Aug 31	0	N/A	0	0
Month #9 Sep 1 - Sep 30	0	N/A	0	0
Month #10 Oct 1 - Oct 31	0	N/A	0	0
Month #11 Nov 1 - Nov 30	0	N/A	0	0
Month #12 Dec 1 - Dec 31	0	N/A	0	0
Total	0	N/A	0	0

There have been no share repurchases since October 1, 2012, when the Company announced the suspension of its share repurchase program. At the 2020 Annual General Meeting the Company’s shareholders authorized the Company to repurchase 131,220,627 of its own shares, but the Company’s Board of Directors did not lift the suspension on share repurchases and, accordingly, the Company did not repurchase any of its shares in 2021.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a public limited company incorporated in England and Wales, admitted to the premium segment of the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the U.K. Corporate Governance Code (the “U.K. Code”) in respect of its corporate governance practices. The 2019 edition of the U.K. Code came into effect for reporting periods beginning on or after January 1, 2020 and was effective to the Company for the year ended December 31, 2021. The Companies Act 2006 (the “U.K. Act”) and the Listing Rules of the U.K. Financial Conduct Authority (the “FCA Rules”) imposes certain requirements that also influence the Company’s corporate governance practices. The Company has ADRs listed on the Nasdaq Stock Exchange and, under the Nasdaq Listing Rules applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the Nasdaq Listing Rules.

The Company is required to disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the Nasdaq Corporate Governance Requirements. In addition, the Company must comply fully with the provisions of the Nasdaq Corporate Governance Requirements relating to the composition, responsibilities and operation of audit committees, applicable to foreign private issuers. These provisions incorporate the rules concerning audit committees implemented by the SEC under the Sarbanes-Oxley Act. The Company has reviewed the corporate governance practices required to be followed by US companies under the Nasdaq Corporate Governance Requirements and its corporate governance practices are generally consistent with those standards.

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

2. Under the Nasdaq Listing Rules, each listed company must have a formal written compensation committee charter that specifies (A) the compensation committee’s responsibility for determining, or recommending to the board for determination, the compensation of the chief executive officer and all other Executive Officers of the company, and (B) that the chief executive officer may not be present during voting or deliberations on his or her compensation.

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

Board Diversity Matrix (as of February 22, 2022)

Country of Principal Executive Offices:	England and Wales
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	13

	Female	Male	Non-Binary	Did Not Disclose Gender
Part 1: Gender Identity
Directors	5	8	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	4
LGBTQ+	-
Did Not Disclose Demographic Background	-

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The information (including tabular data) set forth under the headings “Financial Statements” on pages 125 to 196 (excluding the information set forth under the subheadings “Independent Auditors’ Report to the Members of AstraZeneca PLC” on pages 127 to 133) and “Financial Statements—Group Financial Record” on page 209, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to this Form 20-F dated February 22, 2021 is incorporated by reference.

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

4.2	Employment Agreement between AstraZeneca UK Limited and Aradhana Sarin, dated August 1, 2021.

4.3

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

4.5

Agreement and Plan of Merger between AstraZeneca PLC, Delta Omega Sub Holdings Inc., Delta Omega Sub Holdings Inc. 1, Delta Omega Sub Holdings LLC 2, and Alexion Pharmaceuticals, Inc. (incorporated into this Form 20-F by reference to Exhibit 4.7 of AstraZeneca PLC’s Form 20-F filed February 16, 2021 (File No. 001-11960).

8.1	List of significant subsidiaries of AstraZeneca PLC.

12.1	Certification of Pascal Soriot filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Aradhana Sarin filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Pascal Soriot and Aradhana Sarin furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1	Annual Report and Form 20-F Information 2021.(2)

15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

15.3	Consent of IQVIA Inc.

15.4	Consent of Bureau Veritas UK Limited.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema.

101.CAL	Inline XBRL Taxonomy Extension Scheme Calculation Linkbase.

101.DEF	Inline XBRL Taxonomy Extension Scheme Definition Linkbase.

101.LAB	Inline XBRL Taxonomy Extension Scheme Label Linkbase.

101.PRE	Inline XBRL Taxonomy Extension Scheme Presentation Linkbase.

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)
(1)	Exhibits other than those listed above are omitted when in the opinion of the registrant they are either not applicable or not material. Other Exhibits previously filed have been omitted when in the opinion of the registrant such Exhibits are no longer material.
(2)	Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2021 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

London, England
February 22, 2022

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AstraZeneca PLC

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying Consolidated Statement of Financial Position of AstraZeneca PLC and its subsidiaries (the “Company”) as of 31 December 2021, 31 December 2020 and 31 December 2019, and the related Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for each of the three years in the period ended 31 December 2021, the Group Accounting Policies and the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2021, 31 December 2020 and 31 December 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021 in accordance with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) UK-adopted International Accounting Standards, and (iii) International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in the Directors’ Annual Report on Internal Controls over Financial Reporting, management has excluded Alexion Pharmaceuticals Inc. from its assessment of internal control over financial reporting as of 31 December 2021 because it was acquired by the Company in a purchase business combination during 2021. We have also excluded Alexion Pharmaceuticals Inc. from our audit of internal control over financial reporting. Alexion Pharmaceuticals Inc. is a wholly-owned subsidiary whose total assets, excluding the effects of purchase accounting, and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 9% and 8%, respectively, of the related consolidated financial statement amounts as of and for the year ended 31 December 2021.

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

Recognition and measurement of accruals for certain rebates in the US (excluding rare diseases)

As described in the Group Accounting Policies, Note 1 and Note 20 to the consolidated financial statements, in the US the Company sells to customers under various commercial and government mandated contracts and reimbursement arrangements that include rebates, of which the most significant are Medicaid, Medicare Part D, and Managed Care. Unsettled amounts are accrued and an accrual of $3,172m was determined to be necessary as at 31 December 2021 for rebates on all US product sales (which includes an immaterial amount for rare diseases). The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions.

The principal considerations for our determination that performing procedures related to recognition and measurement of accruals for certain rebates in the US (excluding rare diseases) is a critical audit matter are the significant estimates made by management. There is estimation uncertainty involved in determining the Medicaid, Medicare Part D, and Managed Care accruals, as the reserves are based on assumptions developed using contractual and mandated terms with customers, historical experience, and market related information in the US. This in turn led to a high degree of auditor judgement and subjectivity in applying procedures relating to these assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assumptions used to estimate the accruals for the Medicaid, Medicare Part D, and Managed Care arrangements. These procedures also included, among others, (i) developing an independent expectation of these accruals using the terms of the specific rebate programmes, third party information on prices and market conditions in the US and the historical trend of actual rebate claims paid; (ii) comparing our independent estimate to management’s estimates recorded by the Company; (iii) assessing the historical accuracy of the Company’s estimates in previous years and the effect of any adjustments to prior years’ accruals in the current year’s results; and (iv) testing rebate claims processed by the Company, including evaluating those claims for consistency with the contractual and mandated terms of the Company’s arrangements.

Impairment assessment of the product, marketing and distribution rights and other intangibles (excluding goodwill and software development costs)

As described in the Group Accounting Policies and Note 10 to the consolidated financial statements, the Company has product, marketing and distribution rights and other intangibles (hereafter the intangible assets) totalling $41,314 million and $748 million, respectively, at 31 December 2021. Those intangible assets under development and not available for use are tested annually for impairment and other intangible assets are tested when there is an indication of impairment loss or reversal. The recoverability of the carrying values of cash generating units (to which the intangible assets belong) depends on future cash flows and/or the outcome of research and development activities including decisions by the Company to terminate development. The determination of the recoverable amounts includes significant estimates which are highly sensitive and depend upon key assumptions including the probability of technical and regulatory success and amount and timing of projected future cash flows (in particular peak year sales and sales erosion curves). Changes in these assumptions could have an impact on the recoverable amount of intangible assets. During 2021, $2,085 million of impairment charges were recorded (of which $1,464 million was recorded in Research and development expenses and $621million within Selling, general and administrative costs) as a result of the impairment reviews conducted by management. There is limited headroom in the recoverable amount calculation for those partially impaired assets and they are inherently sensitive to any variations in assumptions, which could give rise to future impairments. For one material asset (Ardea, $1,172 million) full impairment was recorded following the decision to discontinue development of verinurad.

The principal considerations for our determination that performing procedures related to the product, marketing and distribution rights and other intangibles is a critical audit matter are the significant estimates made by management in determining the recoverable amount of the Company’s individual assets or cash generating units. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections including significant assumptions related to probability of technical and regulatory success, and the amount and timing of projected future cash flows (in particular peak year sales and sales erosion curves). Additionally, the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating the valuation techniques used and certain significant assumptions (including the probability of technical and regulatory success).

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for the determination of recoverable amounts of the Company’s individual assets or cash generating units, and their related assessment of the impairment of intangible assets. These procedures also included, among others, (i) testing management’s process for identifying indicators for impairment and determining the recoverable amount of the Company’s individual assets or cash generating units, including for one material asset where management’s determination was that there was no recoverable value; (ii) evaluating the appropriateness of the methodology used in the impairment models; (iii) testing the completeness and accuracy of the models as well as the underlying data used in the models, including reconciling the cash flows to the Board approved Medium and Long Term Plans; and (iv) evaluating the significant assumptions used by management in determining future cash flows, including the probability of technical and regulatory success, peak year sales and sales erosion curves. Evaluating the reasonableness of management’s assumptions involved (a) comparing significant assumptions (including management’s probability of technical and regulatory success, peak year sales assumptions and sales erosion curves) to external data and benchmarks; and (b) performing a retrospective comparison of forecasted revenues to actual past performance. Professionals with specialised skill and knowledge were used to assist in the evaluation of valuation techniques used and certain significant assumptions (including the probability of technical and regulatory success).

Recognition and measurement of legal provisions and legal proceedings contingent liabilities

As described in the Group Accounting Policies, Note 21 and Note 30 to the consolidated financial statements, the Company is involved in various legal proceedings considered typical to its business, including actual or threatened litigation relating to product liability, commercial disputes, infringement of IP rights and the validity of certain patents and completion laws. As at 31 December 2021 the Company held provisions of $239 million in respect of legal claims and settlements (together, legal provisions) and disclosed the more significant legal proceedings as contingent liabilities in Note 30. Management’s assessment as to whether or not to recognise legal provisions involves a series of complex judgements about future events and relies heavily on estimates and assumptions. Provisions are recorded by management where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. In other cases, appropriate disclosures are included. Determining the timing of recognition of when an adverse outcome is probable is considered a key judgement

The principal considerations for our determination that performing procedures related to recognition and measurement of legal provisions and legal proceedings contingent liabilities is a critical audit matter are the significant judgement by management when assessing the probability of an adverse outcome and in determining a reasonable estimate of the loss or range of loss for each claim. This led to a high degree of auditor judgement and subjectivity in evaluating management’s assessment of the legal provisions necessary and contingent liabilities disclosed in respect to the legal claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of legal claims, including controls over determining whether a loss is probable (and if applicable estimation of the related legal provision) and financial statement disclosures. These procedures also included, among others, (i) obtaining and evaluating letters of audit inquiry with internal and external legal counsel; (ii) testing the completeness of management’s assessment of both the identification of legal claims and possible outcomes of each significant legal claim; (iii) evaluating the reasonableness of management’s assessment regarding whether it is probable that a liability exists and a reliable estimate can be made of the likely outcome; and (iv) evaluating the sufficiency of the Company’s legal proceedings contingent liabilities disclosures.

Recognition and measurement of accruals for tax contingencies

As described in the Group Accounting Policies and Note 30 to the consolidated financial statements, the Company recorded accruals of $768m in respect of tax contingencies at 31 December 2021. The Company faces a number of audits and reviews in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. Accruals for tax contingencies require management to make key judgements with respect to the ultimate outcome of current and potential future tax audits. Where the tax exposures can be quantified, an accrual is made based on either the most likely amount method or the expected value method. Accruals can be built up over a long period of time but the ultimate resolution of tax exposures usually occurs at a point in time. Given the inherent uncertainties in management’s assessments of the outcomes of these exposures, there could, in future periods, be adjustments to these accruals that have a material positive or negative effect on the results in any particular period.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, recognition and measurement of tax contingencies. These procedures also included, among others, (i) testing the information used in the determination of the probability of different outcomes for tax contingencies; (ii) testing the estimation of the accruals for tax contingencies by jurisdiction, including management’s assessment of the technical merits of tax positions (including where relevant evaluating any advice received from the Company’s external advisors) and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of tax contingencies and possible outcomes of each tax contingency; (iv) evaluating the status and results of tax audits and enquiries with the relevant tax authorities; and (v) assessing the sufficiency of the disclosures in Note 30. Professionals with specialised skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s accruals for tax contingencies, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realised, the application of relevant tax laws, and estimated interest and penalties.

Valuation of defined benefit obligations

As described in the Group Accounting Policies and Note 22 to the consolidated financial statements, the Company has defined benefit obligations of $13,018 million at 31 December 2021 mainly in the UK and Sweden. Management’s qualified independent actuaries update the actuarial valuations under IAS 19 for the major defined benefit schemes. The assumptions which have the most material impact on the financial position of the Group were inflation, rate of increase in salaries, rate of increase in pensions in payment and discount rate.

The principal considerations for our determination that performing procedures related to the valuation of defined benefit obligations is a critical audit matter are the significant estimates made by management, and the use of management’s specialists, in determining the assumptions which can have a material impact on the defined benefit obligations. This in turn led to a high degree of auditor judgement and subjectivity in applying procedures relating to these assumptions and the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating those assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assumptions used to determine the defined benefit obligations and the accuracy of the obligations. These procedures, which involved professionals with specialised skill and knowledge to assist in evaluating the reasonableness of the assumptions used in calculating the defined benefit obligations for the UK and Sweden, also included, among others, (i) assessing whether mortality assumptions were consistent with the specifics of each plan and, where applicable, with relevant independently developed ranges considering national information; (ii) evaluating that the discount and inflation rates used were consistent with independently developed ranges and in line with other companies’ recent external reporting; (iii) assessing management’s methodology used to determine the discount rate and inflation assumptions to ensure that this is in line with the requirements of IAS 19 ‘Employee Benefits’ and that any changes in methodologies were appropriate; and (iv) evaluating the calculations prepared by management’s specialists to assess the impact of the assumptions used on the consolidated financial statements.

Acquisition of Alexion Pharmaceuticals Inc. - valuation of the acquired intangible assets and inventory

As described in Note 27 to the consolidated financial statements, on 21 July 2021 the Company acquired Alexion Pharmaceuticals Inc. for consideration of $41,058 million. The Company has recorded the assets and liabilities acquired at fair value which resulted in the recognition of $26,855 million of intangible assets and $6,769 million of inventory. Attributing fair values to assets acquired and liabilities assumed as part of business combinations is considered to be a key judgement in the purchase price allocation. The intangible assets were fair valued using the multi-period excess earnings method, which uses a number of estimates regarding the amount and timing of future cash flows. The key assumptions in the future cash flows are probability of regulatory and technical success (PTRS), peak year sales and revenue erosion curves. The fair value of inventory was calculated as the estimated selling price less estimated costs to complete and sell the inventory, the associated margins on these activities and holding costs. The purchase price allocation was performed with assistance from an independent valuer to advise on the valuation techniques and key assumptions in the valuation, in particular in respect of the valuation of the intangible assets and inventory.

The principal considerations for our determination that performing procedures related to the acquisition of Alexion Pharmaceuticals Inc. - valuation of the acquired intangible assets and inventory is a critical audit matter are the significant judgement made by management in (i) determining the future cash flow projections and significant assumptions related to PTRS, the amount and timing of projected future cash flows (in particular peak year sales and sales erosion curves) to fair value the intangible assets; and (ii) estimating the selling price, costs to complete and sell the inventory and the associated margins, of inventory. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence over key assumptions to evaluate the above. The audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating the assumptions used in the valuation of intangible assets and inventory.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for the determination of the fair value of the assets and liabilities acquired in the business combination. These procedures also included, among others, (i) assessing management’s process and methodology for estimating the fair value of the acquired intangible assets and inventory, including evaluating the appropriateness of the valuation methods used by management’s specialists; (ii) testing the completeness and accuracy of the models as well as the underlying data used in the determination of the fair value of the intangible assets and inventory; (iii) considering whether the assumptions around the costs to complete and sell inventory are consistent with audit evidence obtained for other areas of the business; and (iv) for the intangible assets evaluating the significant assumptions used by management in determining future cash flows, including the PTRS, peak year sales and sales erosion curves. Evaluating the reasonableness of management’s assumptions involved (a) comparing significant assumptions (including management’s PTRS, peak year sales assumptions and sales erosion curves) to historical market data, benchmarking and other external data (where appropriate); and (b) performing a retrospective comparison of forecasted revenues to actual past performance for launched products. Professionals with specialised skill and knowledge were used to assist in the evaluation of the methodology and valuation techniques used and certain significant assumptions (including PTRS).

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

10 February 2022

We have served as the Company’s auditor since 2017.

Consolidated Statement of Comprehensive Income

for the year ended 31 December

		2021	2020	2019
	Notes	$m	$m	$m
Product Sales	1	36,541	25,890	23,565
Collaboration Revenue	1	876	727	819
Total Revenue		37,417	26,617	24,384
Cost of sales		(12,437)	(5,299)	(4,921)
Gross profit		24,980	21,318	19,463
Distribution costs		(446)	(399)	(339)
Research and development expense	2	(9,736)	(5,991)	(6,059)
Selling, general and administrative expense	2	(15,234)	(11,294)	(11,682)
Other operating income and expense	2	1,492	1,528	1,541
Operating profit		1,056	5,162	2,924
Finance income	3	43	87	172
Finance expense	3	(1,300)	(1,306)	(1,432)
Share of after tax losses in associates and joint ventures	11	(64)	(27)	(116)
(Loss)/profit before tax		(265)	3,916	1,548
Taxation	4	380	(772)	(321)
Profit for the period		115	3,144	1,227

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	22	626	(168)	(364)
Net (losses)/gains on equity investments measured at fair value through other comprehensive income		(187)	938	(28)
Fair value movements related to own credit risk on bonds designated as fair value through profit and loss		–	(1)	(5)
Tax on items that will not be reclassified to profit or loss	4	105	(81)	21
		544	688	(376)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	23	(483)	443	40
Foreign exchange arising on designated borrowings in net investment hedges	23	(321)	573	(252)
Fair value movements on cash flow hedges		(167)	180	(101)
Fair value movements on cash flow hedges transferred to profit and loss		208	(254)	52
Fair value movements on derivatives designated in net investment hedges	23	34	8	35
(Costs)/gains of hedging		(6)	9	(47)
Tax on items that may be reclassified subsequently to profit or loss	4	46	(39)	38
		(689)	920	(235)
Other comprehensive (loss)/income for the period, net of tax		(145)	1,608	(611)
Total comprehensive (loss)/income for the period		(30)	4,752	616
Profit attributable to:
Owners of the Parent		112	3,196	1,335
Non-controlling interests	26	3	(52)	(108)
Total comprehensive (loss)/income attributable to:
Owners of the Parent		(33)	4,804	723
Non-controlling interests	26	3	(52)	(107)

Basic earnings per $0.25 Ordinary Share	5	$0.08	$2.44	$1.03
Diluted earnings per $0.25 Ordinary Share	5	$0.08	$2.44	$1.03
Weighted average number of Ordinary Shares in issue (millions)	5	1,418	1,312	1,301
Diluted weighted average number of Ordinary Shares in issue (millions)	5	1,427	1,313	1,301

Dividends declared and paid in the period	25	3,882	3,668	3,579

All activities were in respect of continuing operations.

$m means millions of US dollars.

Consolidated Statement of Financial Position

at 31 December

		2021	2020	2019
	Notes	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	7	9,183	8,251	7,688
Right-of-use assets	8	988	666	647
Goodwill	9	19,997	11,845	11,668
Intangible assets	10	42,387	20,947	20,833
Investments in associates and joint ventures	11	69	39	58
Other investments	12	1,168	1,108	1,401
Derivative financial instruments	13	102	171	61
Other receivables	14	895	720	740
Deferred tax assets	4	4,330	3,438	2,718
		79,119	47,185	45,814
Current assets
Inventories	15	8,983	4,024	3,193
Trade and other receivables	16	9,644	7,022	5,761
Other investments	12	69	160	849
Derivative financial instruments	13	83	142	36
Intangible assets	10	105	–	–
Income tax receivable		663	364	285
Cash and cash equivalents	17	6,329	7,832	5,369
Assets held for sale	18	368	–	70
		26,244	19,544	15,563
Total assets		105,363	66,729	61,377
Liabilities
Current liabilities
Interest-bearing loans and borrowings	19	(1,660)	(2,194)	(1,822)
Lease liabilities	8	(233)	(192)	(188)
Trade and other payables	20	(18,938)	(15,785)	(13,987)
Derivative financial instruments	13	(79)	(33)	(36)
Provisions	21	(768)	(976)	(723)
Income tax payable		(916)	(1,127)	(1,361)
		(22,594)	(20,307)	(18,117)
Non-current liabilities
Interest-bearing loans and borrowings	19	(28,134)	(17,505)	(15,730)
Lease liabilities	8	(754)	(489)	(487)
Derivative financial instruments	13	(45)	(2)	(18)
Deferred tax liabilities	4	(6,206)	(2,918)	(2,490)
Retirement benefit obligations	22	(2,454)	(3,202)	(2,807)
Provisions	21	(956)	(584)	(841)
Other payables	20	(4,933)	(6,084)	(6,291)
		(43,482)	(30,784)	(28,664)
Total liabilities		(66,076)	(51,091)	(46,781)
Net assets		39,287	15,638	14,596
Equity
Capital and reserves attributable to equity holders of the Company
Share capital	24	387	328	328
Share premium account		35,126	7,971	7,941
Capital redemption reserve		153	153	153
Merger reserve		448	448	448
Other reserves	23	1,444	1,423	1,445
Retained earnings	23	1,710	5,299	2,812
		39,268	15,622	13,127
Non-controlling interests	26	19	16	1,469
Total equity		39,287	15,638	14,596

The Financial Statements from pages 134 to 201 were approved by the Board and were signed on its behalf by

Pascal Soriot	Aradhana Sarin
Director	Director
10 February 2022

Consolidated Statement of Changes in Equity

for the year ended 31 December

		Share	Capital				Total	Non-
	Share	premium	redemption	Merger	Other	Retained	attributable	controlling	Total
	capital	account	reserve	reserve	reserves	earnings	to owners	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2019	317	4,427	153	448	1,440	5,683	12,468	1,576	14,044
Adoption of new accounting standards[1]	–	–	–	–	–	54	54	–	54
Profit for the period	–	–	–	–	–	1,335	1,335	(108)	1,227
Other comprehensive loss[2]	–	–	–	–	–	(612)	(612)	1	(611)
Transfer to other reserves[3]	–	–	–	–	5	(5)	–	–	–
Transactions with owners
Dividends	–	–	–	–	–	(3,579)	(3,579)	–	(3,579)
Issue of Ordinary Shares	11	3,514	–	–	–	–	3,525	–	3,525
Share-based payments charge for the period (Note 29)	–	–	–	–	–	259	259	–	259
Settlement of share plan awards	–	–	–	–	–	(323)	(323)	–	(323)
Net movement	11	3,514	–	–	5	(2,871)	659	(107)	552
At 31 December 2019	328	7,941	153	448	1,445	2,812	13,127	1,469	14,596
Profit for the period	–	–	–	–	–	3,196	3,196	(52)	3,144
Other comprehensive income[2]	–	–	–	–	–	1,608	1,608	–	1,608
Transfer to other reserves[3,4]	–	–	–	–	(22)	1,423	1,401	(1,401)	–
Transactions with owners
Dividends	–	–	–	–	–	(3,668)	(3,668)	–	(3,668)
Issue of Ordinary Shares	–	30	–	–	–	–	30	–	30
Share-based payments charge for the period (Note 29)	–	–	–	–	–	277	277	–	277
Settlement of share plan awards	–	–	–	–	–	(349)	(349)	–	(349)
Net movement	–	30	–	–	(22)	2,487	2,495	(1,453)	1,042
At 31 December 2020	328	7,971	153	448	1,423	5,299	15,622	16	15,638
Profit for the period	–	–	–	–	–	112	112	3	115
Other comprehensive loss[2]	–	–	–	–	–	(145)	(145)	–	(145)
Transfer to other reserves[3]	–	–	–	–	21	(21)	–	–	–
Transactions with owners
Dividends	–	–	–	–	–	(3,882)	(3,882)	–	(3,882)
Issue of Ordinary Shares	59	27,155	–	–	–	–	27,214	–	27,214
Share-based payments charge for the period (Note 29)	–	–	–	–	–	615	615	–	615
Settlement of share plan awards	–	–	–	–	–	(781)	(781)	–	(781)
Issue of replacement Alexion share awards upon acquisition (Note 27)[5]	–	–	–	–	–	513	513	–	513
Net movement[6]	59	27,155	–	–	21	(3,589)	23,646	3	23,649
At 31 December 2021	387	35,126	153	448	1,444	1,710	39,268	19	39,287

1.	The Group adopted IFRIC 23 ‘Uncertainty over Income Tax Treatments’ from 1 January 2019. The cumulative effect of initially applying the interpretation was recognised as a decrease to income tax payable of $51m and to trade and other payables of $3m, and a corresponding adjustment to the opening balance of Retained earnings of $54m.
2.	Included within Other comprehensive loss of $145m (2020: income of $1,608m; 2019: loss of $611m) is a charge of $6m (2020: gain of $9m; 2019: charge of $47m), relating to Costs of hedging.
3.	Amounts charged or credited to other reserves relate to exchange adjustments arising on goodwill.
4.	The non-controlling interests reserve relating to the minority shareholders of Acerta Pharma, totalling $1,401m, was reclassified into Retained earnings in 2020 (see Note 26).
5.	Replacement share awards were issued as part of the acquisition of Alexion in 2021 (see Note 27).
6.	As part of the acquisition of Alexion in July 2021, a pre-existing non-controlling interest in Caelum Biosciences was recognised (Note 27). This was valued at $150m, the agreed exercise price for the exclusive option to acquire the remaining equity. The option was exercised on 28 September 2021 and the acquisition of Caelum Biosciences closed shortly thereafter on 5 October 2021.

Consolidated Statement of Cash Flows

for the year ended 31 December

		2021	2020	2019
	Notes	$m	$m	$m
Cash flows from operating activities
(Loss)/profit before tax		(265)	3,916	1,548
Finance income and expense	3	1,257	1,219	1,260
Share of after tax losses of associates and joint ventures	11	64	27	116
Depreciation, amortisation and impairment		6,530	3,149	3,762
Increase in trade and other receivables		(961)	(739)	(898)
Decrease/(increase) in inventories		1,577	(621)	(316)
Increase in trade and other payables and provisions		1,405	1,721	868
Gains on disposal of intangible assets	2	(513)	(1,030)	(1,243)
Gains on disposal of investment in associates and joint ventures	2	(776)	–	–
Fair value movements on contingent consideration arising from business combinations	20	14	(272)	(614)
Non-cash and other movements	17	95	(276)	378
Cash generated from operations		8,427	7,094	4,861
Interest paid		(721)	(733)	(774)
Tax paid		(1,743)	(1,562)	(1,118)
Net cash inflow from operating activities		5,963	4,799	2,969
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	27	(9,263)	–	–
Payments upon vesting of employee share awards attributable to business combinations		(211)	–	–
Payment of contingent consideration from business combinations	20	(643)	(822)	(709)
Purchase of property, plant and equipment		(1,091)	(961)	(979)
Disposal of property, plant and equipment		13	106	37
Purchase of intangible assets		(1,109)	(1,645)	(1,481)
Disposal of intangible assets		587	951	2,076
Movement in profit-participation liability	2	20	40	150
Purchase of non-current asset investments		(184)	(119)	(13)
Disposal of non-current asset investments		9	1,381	18
Movement in short-term investments, fixed deposits and other investing instruments		96	745	194
Payments to associates and joint ventures	11	(92)	(8)	(74)
Disposal of investments in associates and joint ventures		776	–	–
Interest received		34	47	124
Net cash outflow from investing activities		(11,058)	(285)	(657)
Net cash (outflow)/inflow before financing activities		(5,095)	4,514	2,312
Cash flows from financing activities
Proceeds from issue of share capital		29	30	3,525
Issue of loans and borrowings		12,929	2,968	500
Repayment of loans and borrowings		(4,759)	(1,609)	(1,500)
Dividends paid		(3,856)	(3,572)	(3,592)
Hedge contracts relating to dividend payments		(29)	(101)	4
Repayment of obligations under leases		(240)	(207)	(186)
Movement in short-term borrowings		(276)	288	(516)
Payments to acquire non-controlling interests		(149)	–	–
Net cash inflow/(outflow) from financing activities		3,649	(2,203)	(1,765)
Net (decrease)/increase in Cash and cash equivalents in the period		(1,446)	2,311	547
Cash and cash equivalents at the beginning of the period		7,546	5,223	4,671
Exchange rate effects		(62)	12	5
Cash and cash equivalents at the end of the period	17	6,038	7,546	5,223

Group Accounting Policies

Basis of accounting and preparation of financial information

The Consolidated Financial Statements have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The Consolidated Financial Statements also comply fully with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.

The Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

In preparing their individual financial statements, the accounting policies of some overseas subsidiaries do not conform with IASB issued IFRSs. Therefore, where appropriate, adjustments are made in order to present the Consolidated Financial Statements on a consistent basis.

UK-adopted International Accounting Standards

On 31 December 2020, EU-adopted IFRS was brought into UK law and became UK-adopted International Accounting Standards, with future changes to IFRS being subject to endorsement by the UK Endorsement Board. The Consolidated Financial Statements transitioned to UK-adopted International Accounting Standards for financial periods beginning 1 January 2021. This change constitutes a change in accounting framework. However, there is no impact on recognition, measurement or disclosure in the period reported as a result of the change in framework.

IFRS 9, IFRS 7

The replacement of benchmark interest rates such as LIBOR and other interbank offered rates (IBORs) is a priority for global regulators. Phase 2 amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ were issued in August 2021 and have been adopted by the Group for 2021 reporting. As at 31 December 2021, the Group held instruments totalling $1,439m that reference USD LIBOR but will either have matured or will have their last LIBOR fixings set before the relevant USD LIBORs cease publication on 30 June 2023. These instruments include floating rate bonds, interest rate swaps and other arrangements. The Group also has $4bn of term bank loans that currently reference US LIBOR but these agreements have a mandatory switch from US LIBOR to an alternative risk free rate on 30 June 2023, should the Group not elect to do so before that date.

Basis for preparation of Financial Statements on a going concern basis

The Group has considerable financial resources available. As at 31 December 2021, the Group has $11.2bn in financial resources (cash and cash equivalent balances of $6.3bn and undrawn committed bank facilities of $4.9bn available until April 2025 with only $1.9bn of borrowings due within one year). All facilities contain no financial covenants and were undrawn at 31 December 2021.

The Directors have considered the impact of COVID-19 on AstraZeneca’s operations and mitigations to these risks. Overall, the impact of these items would heighten certain risks, such as those relating to the delivery of the pipeline or launch of new medicines, the execution of AstraZeneca’s commercial strategy, the manufacturing and supply of medicines and reliance on third-party goods and services. The Group is continuously monitoring, and mitigating where possible, impacts of these risks.

The Group’s revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Annual Report and Financial Statements.

Estimates and judgements

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accounting policy descriptions set out the areas where judgements and estimates need exercising, the most significant of which include the following Key Judgements and Significant Estimates:

>	revenue recognition – see Revenue Accounting Policy on page 139 and Note 1 on page 145
>	expensing of internal development expenses – see Research and Development Policy on page 140
>	impairment reviews of Intangible assets – see Note 10 on page 156
>	useful economic life of Intangible assets – see Research and Development Policy on page 140 and Note 10 on page 156
>	business combinations and Goodwill (and Contingent consideration arising from business combinations) – see Business Combinations and Goodwill Policy on page 142, Note 10 on page 156, Note 20 on page 166 and Note 27 on page 178
>	litigation liabilities – see Litigation and Environmental Liabilities within Note 30 on page 189
>	operating segments – see Note 6 on page 152
>	employee benefits – see Note 22 on page 168
>	taxation – see Taxation Policy on page 141 and Note 30 on page 189.

AstraZeneca has assessed the impact of the uncertainty presented by the COVID-19 pandemic on the Financial Statements, specifically considering the impact on key judgements and significant estimates along with several other areas of increased risk.

A detailed assessment has been performed, focusing on the following areas:

>	recoverable value of goodwill, intangible assets and property, plant and equipment
>	impact on key assumptions used to estimate contingent consideration liabilities
>	key assumptions used in estimating the Group’s defined benefit pension obligations
>	basis for estimating clinical trial accruals
>	key assumptions used in estimating rebates and chargebacks for US Product Sales
>	valuations of unlisted equity investments
>	expected credit losses associated with changes in credit risk relating to trade and other receivables
>	net realisable value of inventories
>	fair value of certain financial instruments
>	recoverability of deferred tax assets

>	effectiveness of hedge relationships.

No material accounting impacts relating to the areas assessed above were recognised in the year.

The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

The Group has assessed the impact of climate risk on its financial reporting. The impact assessment was primarily focused on the valuation and useful lives of intangible assets and the identification and valuation of provisions and contingent liabilities, as these are judged to be the key areas that could be impacted by climate risks. No material accounting impacts or changes to judgements or other required disclosures were noted.

Financial risk management policies are detailed in Note 28 to the Financial Statements from page 180.

AstraZeneca’s management considers the following to be the most important accounting policies in the context of the Group’s operations.

Revenue

Revenue comprises Product Sales and Collaboration Revenue.

Product Sales are revenues arising from contracts with customers. Collaboration Revenue arises from other contracts, however, the recognition and measurement principles of IFRS 15 ‘Revenue from Contracts with Customers’ are applied as set out below.

Revenue excludes inter-company revenues and value-added taxes.

Product Sales

Product Sales represent net invoice value less estimated rebates, returns and chargebacks, which are considered to be variable consideration and include significant estimates. Sales are recognised when the control of the goods has been transferred to a third party. This is usually when title passes to the customer, either on shipment or on receipt of goods by the customer, depending on local trading terms. In markets where returns are significant, estimates of returns are accounted for at the point revenue is recognised. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur.

Rebates are amounts payable or credited to a customer, usually based on the quantity or value of Product Sales to the customer for specific products in a certain period. Product sales rebates, which relate to Product Sales that occur over a period of time, are normally issued retrospectively.

At the time Product Sales are invoiced, rebates and deductions that the Group expects to pay, are estimated. These rebates typically arise from sales contracts with government payers, third-party managed care organisations, hospitals, long-term care facilities, group purchasing organisations and various state programmes.

For the markets where returns are significant, we estimate the quantity and value of goods which may ultimately be returned at the point of sale. Our returns accruals are based on actual experience over the preceding 12 months for established products together with market-related information such as estimated stock levels at wholesalers and competitor activity which we receive via third-party information services. For newly launched products, we use rates based on our experience with similar products or a predetermined percentage.

When a product faces generic competition, particular attention is given to the possible levels of returns and, in cases where the circumstances are such that the level of Product Sales are considered highly probable to reverse, revenues are only recognised when the right of return expires, which is generally on ultimate prescription of the product to patients.

The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Once the uncertainty associated with returns is resolved, revenue is adjusted accordingly.

Under certain collaboration agreements which include a profit sharing mechanism, our recognition of Product Sales depends on which party acts as principal in sales to the end customer. In the cases where AstraZeneca acts as principal, we record 100% of sales to the end customer.

Contracts relating to the supply of Vaxzevria during the COVID-19 pandemic include conditions whereby payments are receivable from customers in advance of the delivery of product. Such amounts are held on the balance sheet as contract liabilities until the related revenue is recognised, generally upon product delivery. Certain of these contracts contain further provisions that restrict the use of inventory manufactured in specified supply chains to specified customers, resulting in an enforceable right to payment as the activities are performed. Under IFRS 15, such contracts require revenue to be recognised over time using an appropriate and reasonably measurable method to measure progress. Revenue is recognised on these contracts based on the proportion of product delivered compared to the total contracted volumes.

Collaboration Revenue

Collaboration Revenue includes income from collaborative arrangements where either the Group has sold certain rights associated with those products, but retains a significant ongoing economic interest or has acquired a significant interest from a third party. Significant interest can include ongoing supply of finished goods, participation in sharing of profit arrangements or direct interest from sales of medicines.

These arrangements may include development arrangements, commercialisation arrangements and collaborations. Income may take the form of upfront fees, milestones, profit sharing and royalties and includes sharing of profit arising from sales made as principal by a collaboration partner.

Timing of recognition of clinical and regulatory milestones is considered to be a key judgement. There can be significant uncertainty over whether it is highly probable that there would not be a significant reversal of revenue in respect of specific milestones if these are recognised before they are triggered due to them being subject to the actions of third parties. In general, where the triggering of a milestone is subject to the decisions of third parties (e.g. the acceptance or approval of a filing by a regulatory authority), the Group does not consider that the threshold for recognition is met until that decision is made.

Where Collaboration Revenue arises from the licensing of the Group’s own intellectual property, the licences we grant are typically rights to use intellectual property which do not change during the period of the licence and therefore related non-conditional revenue is recognised at the point the license is granted and variable consideration as soon as recognition criteria are met. Those licences are generally unique and therefore when there are other performance obligations in the contract, the basis of allocation of the consideration makes use of the residual approach as permitted by IFRS 15.

These arrangements typically involve the receipt of an upfront payment, which the contract attributes to the license of the intangible assets, and ongoing receipts, which the contract attributes to the sale of the product we manufacture. In cases where the transaction has two or more components, we account for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of accounting and record revenue on delivery of that component, provided that we can make a reasonable estimate of the fair value of the undelivered component.

Where non-contingent amounts are payable over one year from the effective date of a contract, an assessment is made as to whether a significant financing component exists, and if so, the fair value of this component is deferred and recognised over the period to the expected date of receipt.

Where control of a right to use an intangible asset passes at the outset of an arrangement, revenue is recognised at the point in time control is transferred. Where the substance of an arrangement is that of a right to access rights attributable to an intangible asset, revenue is recognised over time, normally on a straight-line basis over the life of the contract.

Where the fair market value of the undelivered component (for example, a manufacturing agreement) exceeds the contracted price for that component, we defer an appropriate element of the upfront consideration and amortise this over the performance period. However, where the fair market value of the undelivered component is equal to or lower than the contracted price for that component, we treat the whole of the upfront amount as being attributable to the delivered intangible assets and recognise that part of the revenue upon delivery. No element of the contracted revenue related to the undelivered component is ordinarily allocated to the sale of the intangible asset. This is because the contracted revenue relating to the undelivered component is contingent on future events (such as sales) and cannot be recognised until either receipt of the amount is highly probable or where the consideration is received for a licence of intellectual property, on the occurrence of the related sales.

Where the Group provides ongoing services, revenue in respect of this element is recognised over the duration of those services. Where the arrangement meets the definition of a licence agreement, sales milestones and sales royalties are recognised when achieved by applying the royalty exemption under IFRS 15. All other milestones and sales royalties are recognised when considered it is highly probable there will not be a significant reversal of cumulative income. The determination requires estimates to be made in relation to future Product Sales.

Where Collaboration Revenue is recorded and there is a related Intangible asset that is licensed as part of the arrangement, an appropriate amount of that Intangible asset is charged to Cost of sales based on an allocation of cost or value to the rights that have been licenced.

Cost of sales

Cost of sales are recognised as the associated revenue is recognised. Cost of sales include manufacturing costs, royalties payable on revenues recognised, movements in provisions for inventories, inventory write-offs and impairment charges in relation to manufacturing assets. Cost of sales also includes co-collaborator sharing of profit arising from collaborations, and foreign exchange gains and losses arising from business trading activities.

Research and development

Research expenditure is charged to profit and loss in the year in which it is incurred.

Internal development expenditure is capitalised only if it meets the recognition criteria of IAS 38 ‘Intangible Assets’. This is considered a key judgement. Where regulatory and other uncertainties are such that the criteria are not met, the expenditure is charged to profit and loss and this is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where, however, recognition criteria are met, Intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch. At 31 December 2021, no amounts have met the recognition criteria.

Payments to in-license products and compounds from third parties for new research and development projects (in process research and development) generally take the form of upfront payments, milestones and royalty payments. Where payments made to third parties represent consideration for future research and development activities, an evaluation is made as to the nature of the payments. Such payments are expensed if they represent compensation for sub-contracted research and development services not resulting in a transfer of intellectual property. By contrast, payments are capitalised if they represent compensation for the transfer of identifiable intellectual property developed at the risk of the third party. Development milestone payments relating to identifiable intellectual property are capitalised as the milestone is triggered. Any upfront or milestone payments for research activities where there is no associated identifiable intellectual property are expensed. Assets capitalised are amortised, on a straight-line basis, over their useful economic lives from product launch.

The determination of useful economic life is considered to be a key judgement. On product launch, the Group makes a judgement as to the expected useful economic life with reference to the expiry of associated patents for the product, expectation around the competitive environment specific to the product and our detailed long-term risk-adjusted sales projections compiled annually across the Group and approved by the Board.

The useful economic life can extend beyond patent expiry dependent upon the nature of the product and the complexity of the development and manufacturing process. Significant sales can often be achieved post patent expiration.

Intangible assets

Intangible assets are stated at cost less amortisation and impairments. Intangible assets relating to products in development are subject to impairment testing annually. All Intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. The determination of the recoverable amounts include key estimates which are highly sensitive to, and depend upon, key assumptions as detailed in Note 10 to the Financial Statements from page 156.

Impairment reviews have been carried out on all Intangible assets that are in development (and not being amortised), all major intangible assets acquired during the year and all other intangible assets that have had indications of impairment during the year. Recoverable amount is determined as the higher of value in use or fair value less costs to sell using a discounted cash flow calculation, where the products’ expected cash flows are risk-adjusted over their estimated remaining useful economic life. The determination of the recoverable amounts include significant estimates which are highly sensitive and depend upon key assumptions as detailed in Note 10 to the Financial Statements from page 156. Sales forecasts and specific allocated costs (which have both been subject to appropriate senior management review and approval) are risk-adjusted and discounted using appropriate rates based on our post-tax weighted average cost of capital or for fair value less costs to sell, a required rate of return for a market participant. Our weighted average cost of capital reflects factors such as our capital structure and our costs of debt and equity.

Any impairment losses are recognised immediately in profit. Intangible assets relating to products which fail during development (or for which development ceases for other reasons) are also tested for impairment and are written down to their recoverable amount (which is usually nil).

If, subsequent to an impairment loss being recognised, development restarts or other facts and circumstances change indicating that the impairment is less or no longer exists, the value of the asset is re-estimated and its carrying value is increased to the recoverable amount, but not exceeding the original value, by recognising an impairment reversal in Operating profit.

Government grants

Government grants are recognised in the Consolidated Statement of Comprehensive Income so as to match with the related expenses that they are intended to compensate. Where grants are received in advance of the related expenses, they are initially recognised in the Consolidated Statement of Financial Position under Trade and other payables as deferred income and released to net off against the related expenditure when incurred.

Each contract is assessed to determine whether there are both grant elements and supply of product which need to be separated. In each case, the contracts set out the specified terms for the supply of the product and the provisions for funding for certain costs, primarily research and development associated with the IP. It is considered whether there are any conditions for the funding to be refunded. The consideration in the contract is allocated between the grant and supply elements. The standalone selling price for the supply of products is determined by reference to observed prices with other customers. The amount allocated as a government grant is determined by reference to the specific agreed costs and activities identified in the contract as not directly attributable to the supply of product. Government grants are recorded as an offset to the relevant expense in the Consolidated Statement of Comprehensive Income and are capped to match the relevant costs incurred.

Joint arrangements and associates

The Group has arrangements over which it has joint control and which qualify as joint operations or joint ventures under IFRS 11 ‘Joint Arrangements’. For joint operations, the Group recognises its share of revenue that it earns from the joint operations and its share of expenses incurred. The Group also recognises the assets associated with the joint operations that it controls and the liabilities it incurs under the joint arrangement. For joint ventures and associates, the Group recognises its interest in the joint venture or associate as an investment and uses the equity method of accounting.

Employee benefits

The Group accounts for pensions and other employee benefits (principally healthcare) under IAS 19 ‘Employee Benefits’ and recognises all actuarial gains and losses immediately through Other comprehensive income. In respect of defined benefit plans, obligations are measured at discounted present value while plan assets are measured at fair value. Given the extent of the assumptions used to determine these values, these are considered to be significant estimates. The operating and financing costs of such plans are recognised separately in profit, current service costs are spread systematically over the lives of employees and financing costs are recognised in full in the periods in which they arise. Remeasurements of the net defined benefit pension liability, including actuarial gains and losses, are recognised immediately in Other comprehensive income.

Where the calculation results in a surplus to the Group, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan. Payments to defined contribution plans are recognised in profit as they fall due.

Taxation

The current tax payable is based on taxable profit for the year. Taxable profit differs from reported profit because taxable profit excludes items that are either never taxable or tax deductible or items that are taxable or tax deductible in a different period. The Group's current tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. This requires judgements to be made in respect of the availability of future taxable income.

No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries and branches where the Group is able to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The Group's Deferred tax assets and liabilities are calculated using tax rates that are expected to apply in the period when the liability is settled or the asset realised based on tax rates that have been enacted or substantively enacted by the reporting date.

Accruals for tax contingencies require management to make judgements of potential exposures in relation to tax audit issues. Tax benefits are not recognised unless the tax positions will probably be accepted by the tax authorities. This is based upon management's interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable result.

Accruals for tax contingencies are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty.

Further details of the estimates and assumptions made in determining our recorded liability for transfer pricing contingencies and other tax contingencies are included in Note 30 to the Financial Statements from page 189.

Share-based payments

All plans have been classified as equity settled after assessment. The grant date fair value of employee share plan awards is calculated using a Monte Carlo model. In accordance with IFRS 2 ‘Share-based Payment’, the resulting cost is recognised in profit over the vesting period of the awards, being the period in which the services are received. The value of the charge is adjusted to reflect expected and actual levels of awards vesting, except where the failure to vest is as a result of not meeting a market condition. Cancellations of equity instruments are treated as an acceleration of the vesting period and any outstanding charge is recognised in profit immediately.

Cash outflows relating to the vesting of share plans for our employees are recognised within operating activities, as they relate to employee remuneration. The cash flows relating to replacement awards issued to employees as part of the Alexion acquisition (see Note 27 from page 178) are classified within investing activities, as they are part of the aggregate cash flows arising from obtaining control of the subsidiary.

Property, plant and equipment

The Group’s policy is to write off the difference between the cost of each item of Property, plant and equipment and its residual value over its estimated useful life on a straight-line basis. Assets under construction are not depreciated.

Reviews are made annually of the estimated remaining lives and residual values of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. It is impractical to calculate average asset lives exactly. However, the total lives range from approximately 10 to 50 years for buildings, and three to 15 years for plant and equipment. All items of Property, plant and equipment are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognised immediately in operating profit.

Borrowing costs

The Group has no borrowing costs with respect to the acquisition or construction of qualifying assets. All other borrowing costs are recognised in profit as incurred and in accordance with the effective interest rate method.

Leases

The Group’s lease arrangements are principally for property, most notably a portfolio of office premises and employee accommodation, and for a global car fleet, utilised primarily by our sales and marketing teams.

The lease liability and corresponding right-of-use asset arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

>	fixed payments, less any lease incentives receivable
>	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date
>	the exercise price of a purchase option if the Group is reasonably certain to exercise that option
>	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option, and
>	amounts expected to be payable by the Group under residual value guarantees.

Right-of-use assets are measured at cost comprising the following:

>	the amount of the initial measurement of lease liability
>	any lease payments made at or before the commencement date less any lease incentives received
>	any initial direct costs, and
>	restoration costs.

Judgements made in calculating the lease liability include assessing whether arrangements contain a lease and determining the lease term. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Property leases will often include an early termination or extension option to the lease term. Fleet management policies vary by jurisdiction and may include renewal of a lease until a measurement threshold, such as mileage, is reached. Extension and termination options have been considered when determining the lease term, along with all facts and circumstances that may create an economic incentive to exercise an extension option, or not exercise a termination option. Extension periods (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The lease payments are discounted using incremental borrowing rates, as in the majority of leases held by the Group the interest rate implicit in the lease is not readily identifiable. Calculating the discount rate is an estimate made in calculating the lease liability. This rate is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. To determine the incremental borrowing rate, the Group uses a risk-free interest rate adjusted for credit risk, adjusting for terms specific to the lease including term, country and currency.

The Group is exposed to potential future increases in variable lease payments that are based on an index or rate, which are initially measured as at the commencement date, with any future changes in the index or rate excluded from the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to the Consolidated Statement of Comprehensive Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Payments associated with short-term leases of Property, plant and equipment and all leases of low-value assets are recognised on a straight-line basis as an expense in the Consolidated Statement of Comprehensive Income. Short-term leases are leases with a lease term of 12 months or less. Low-value leases are those where the underlying asset value, when new, is $5,000 or less and includes IT equipment and small items of office furniture.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative standalone prices.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. It is impractical to calculate average asset lives exactly. However, the total lives range from approximately 10 to 50 years for buildings, and three to 15 years for motor vehicles and other assets.

There are no material lease agreements under which the Group is a lessor.

Business combinations and goodwill

In assessing whether an acquired set of assets and activities is a business or an asset, management will first elect whether to apply an optional concentration test to simplify the assessment. Where the concentration test is applied, the acquisition will be treated as the acquisition of an asset if substantially all of the fair value of the gross assets acquired (excluding cash and cash equivalents, deferred tax assets, and related goodwill) is concentrated in a single asset or group of similar identifiable assets.

Where the concentration test is not applied, or is not met, a further assessment of whether the acquired set of assets and activities is a business will be performed.

The determination of whether an acquired set of assets and activities is a business or an asset can be judgemental, particularly if the target is not producing outputs. Management uses a number of factors to make this determination, which are primarily focused on whether the acquired set of assets and activities include substantive processes that mean the set is capable of being managed for the purpose of providing a return. Key determining factors include the stage of development of any assets acquired, the readiness and ability of the acquired set to produce outputs and the presence of key experienced employees capable of conducting activities required to develop or manufacture the assets. Typically, the specialised nature of many pharmaceutical assets and processes is such that until assets are substantively ready for production and promotion, there are not the required processes for a set of assets and activities to meet the definition of a business in IFRS 3.

On the acquisition of a business, fair values are attributed to the identifiable assets and liabilities. Attributing fair values is a key judgement; refer to Note 27 to the Financial Statements on page 178 for additional details of the 2021 acquisition. Contingent liabilities are also recorded at fair value unless the fair value cannot be measured reliably, in which case the value is subsumed into goodwill. Where fair values of acquired contingent liabilities cannot be measured reliably, the assumed contingent liability is not recognised but is disclosed in the same manner as other contingent liabilities. Where the Group fully acquires, through a business combination, assets that were previously held in joint operations, the Group has elected not to uplift the book value of the existing interest in the asset held in the joint operation to fair value at the date full control is taken.

Where not all of the equity of a subsidiary is acquired, the non-controlling interest is recognised either at fair value or at the non-controlling interest’s proportionate share of the net assets of the subsidiary, on a case-by-case basis. Put options over non-controlling interests are recognised as a financial liability, with a corresponding entry in either Retained earnings or against non-controlling interest reserves on a case-by-case basis.

The timing and amount of future contingent elements of consideration is considered a significant estimate; see Note 20 from page 166. Contingent consideration, which may include development and launch milestones, revenue threshold milestones and revenue-based royalties, is fair valued at the date of acquisition using decision-tree analysis with key inputs including probability of success, consideration of potential delays and revenue projections based on the Group’s internal forecasts. Unsettled amounts of consideration are held at fair value within payables with changes in fair value recognised immediately in profit.

Goodwill is the difference between the fair value of the consideration and the fair value of net assets acquired.

Goodwill arising on acquisitions is capitalised and subject to an impairment review, both annually and when there is an indication that the carrying value may not be recoverable.

The Group’s policy up to and including 1997 was to eliminate Goodwill arising upon acquisitions against reserves. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and IFRS 3 ‘Business Combinations’, such Goodwill will remain eliminated against reserves.

Subsidiaries

A subsidiary is an entity controlled, directly or indirectly, by AstraZeneca PLC. Control is regarded as the exposure or rights to the variable returns of the entity when combined with the power to affect those returns. Control is normally evidenced by holding more than 50% of the share capital of the company, however other agreements may be in place that result in control where they give AstraZeneca finance decision-making authority over the relevant activities of the company.

The financial results of subsidiaries are consolidated from the date control is obtained until the date that control ceases.

Inventories

Inventories are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. For finished goods and work in progress, cost includes directly attributable costs and certain overhead expenses (including depreciation). Selling expenses and certain other overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as estimated selling price less all estimated costs of completion and costs to be incurred in selling and distribution.

Write-downs of inventory occur in the general course of business and are recognised in Cost of sales for launched or approved products and in Research and development expense for products in development.

Assets held for sale

Non-current assets are classified as Assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. A sale is usually considered highly probable only when the appropriate level of management has committed to the sale.

Assets held for sale are stated at the lower of carrying amount and fair value less costs to sell. Where there is a partial transfer of a non-current asset to held for sale, an allocation of value is made between the current and non-current portions of the asset based on the relative value of the two portions, unless there is a methodology that better reflects the asset to be disposed of.

Assets held for sale are not depreciated or amortised.

Trade and other receivables

Financial assets included in Trade and other receivables are recognised initially at fair value. The Group holds the Trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest rate method, less any impairment losses.

Trade receivables that are subject to debt factoring arrangements are derecognised if they meet the conditions for derecognition detailed in IFRS 9 ‘Financial Instruments’.

Trade and other payables

Financial liabilities included in Trade and other payables are recognised initially at fair value. Subsequent to initial recognition they are measured at amortised cost using the effective interest rate method. Contingent consideration payables are held at fair value within Level 3 of the fair value hierarchy as defined in Note 12.

Financial instruments

The Group’s financial instruments include Lease liabilities, Trade and other receivables and payables, liabilities for contingent consideration and put options under business combinations, and rights and obligations under employee benefit plans which are dealt with in specific accounting policies.

The Group’s other financial instruments include:

>	Cash and cash equivalents
>	Fixed deposits
>	Other investments
>	Bank and other borrowings
>	Derivatives.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and highly liquid investments with maturities of three months or less when acquired. They are readily convertible into known amounts of cash and are held at amortised cost under the hold to collect classification, where they meet the hold to collect ‘solely payments of principal and interest’ test criteria under IFRS 9. Those not meeting these criteria are held at fair value through profit and loss. Cash and cash equivalents in the Consolidated Statement of Cash Flows include unsecured bank overdrafts at the balance sheet date where balances often fluctuate between a cash and overdraft position.

Fixed deposits

Fixed deposits, principally comprising funds held with banks and other financial institutions, are initially measured at fair value, plus direct transaction costs, and are subsequently measured at amortised cost using the effective interest rate method at each reporting date. Changes in carrying value are recognised in the Consolidated Statement of Comprehensive Income.

Other investments

Investments are classified as fair value through profit or loss (FVPL), unless the Group makes an irrevocable election at initial recognition for certain non-current equity investments to present changes in Other comprehensive income (FVOCI). If this election is made, there is no subsequent reclassification of fair value gains and losses to profit and loss following the derecognition of the investment.

Bank and other borrowings

The Group uses derivatives, principally interest rate swaps, to hedge the interest rate exposure inherent in a portion of its fixed interest rate debt. In such cases the Group will either designate the debt as fair value through profit and loss when certain criteria are met or as the hedged item under a fair value hedge.

If the debt instrument is designated as fair value through profit or loss, the debt is initially measured at fair value (with direct transaction costs being included in profit as an expense) and is remeasured to fair value at each reporting date with changes in carrying value being recognised in profit (along with changes in the fair value of the related derivative), with the exception of changes in the fair value of the debt instrument relating to own credit risk which are recorded in Other comprehensive income in accordance with IFRS 9. Such a designation has been made where this significantly reduces an accounting mismatch which would result from recognising gains and losses on different bases.

If the debt is designated as the hedged item under a fair value hedge, the debt is initially measured at fair value (with direct transaction costs being amortised over the life of the debt) and is remeasured for fair value changes in respect of the hedged risk at each reporting date with changes in carrying value being recognised in profit (along with changes in the fair value of the related derivative).

If the debt is designated in a cash flow hedge, the debt is measured at amortised cost (with gains or losses taken to profit and direct transaction costs being amortised over the life of the debt). The related derivative is remeasured for fair value changes at each reporting date with the portion of the gain or loss on the derivative that is determined to be an effective hedge recognised in Other comprehensive income. The amounts that have been recognised in Other comprehensive income are reclassified to profit in the same period that the hedged forecast cash flows affect profit. The reclassification adjustment is included in Finance expense in the Consolidated Statement of Comprehensive Income.

Other interest-bearing loans are initially measured at fair value (with direct transaction costs being amortised over the life of the loan) and are subsequently measured at amortised cost using the effective interest rate method at each reporting date. Changes in carrying value are recognised in the Consolidated Statement of Comprehensive Income.

Derivatives

Derivatives are initially measured at fair value (with direct transaction costs being included in profit as an expense) and are subsequently remeasured to fair value at each reporting date. Changes in carrying value are recognised in the Consolidated Statement of Comprehensive Income.

Foreign currencies

Foreign currency transactions, being transactions denominated in a currency other than an individual Group entity’s functional currency, are translated into the relevant functional currencies of individual Group entities at average rates for the relevant monthly accounting periods, which approximate to actual rates.

Monetary assets and liabilities arising from foreign currency transactions are retranslated at exchange rates prevailing at the reporting date. Exchange gains and losses on loans and on short-term foreign currency borrowings and deposits are included within Finance expense. Exchange differences on all other foreign currency transactions are recognised in Operating profit in the individual Group entity’s accounting records.

Non-monetary items arising from foreign currency transactions are not retranslated in the individual Group entity’s accounting records.

In the Consolidated Financial Statements, income and expense items for Group entities with a functional currency other than US dollars are translated into US dollars at average exchange rates, which approximate to actual rates, for the relevant accounting periods. Assets and liabilities are translated at the US dollar exchange rates prevailing at the reporting date. Exchange differences arising on consolidation are recognised in Other comprehensive income.

If certain criteria are met, non-US dollar denominated loans or derivatives are designated as net investment hedges of foreign operations. Exchange differences arising on retranslation of net investments, and of foreign currency loans which are designated in an effective net investment hedge relationship, are recognised in Other comprehensive income in the Consolidated Financial Statements. Foreign exchange derivatives hedging net investments in foreign operations are carried at fair value. Effective fair value movements are recognised in Other comprehensive income, with any ineffectiveness taken to profit. Gains and losses accumulated in the translation reserve will be recycled to profit and loss when the foreign operation is sold.

Litigation and environmental liabilities

AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Group. Provision is made where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. In other cases, appropriate disclosures are included. Determining the timing of recognition of when an adverse outcome is probable is considered a key judgement, refer to Note 30 to the Financial Statements on page 189.

Where it is considered that the Group is more likely than not to prevail, or in the rare circumstances where the amount of the legal liability cannot be estimated reliably, legal costs involved in defending the claim are charged to the Consolidated Statement of Comprehensive Income as they are incurred.

Where it is considered that the Group has a valid contract which provides the right to reimbursement (from insurance or otherwise) of legal costs and/or all or part of any loss incurred or for which a provision has been established, the best estimate of the amount expected to be received is recognised as an asset only when it is virtually certain.

AstraZeneca is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when there is a present obligation and where it is probable that expenditure on remedial work will be required and a reliable estimate can be made of the cost. Provisions are discounted at the relevant risk free rate where the effect is material.

Impairment

The carrying values of non-financial assets, other than Inventories and Deferred tax assets, are reviewed at least annually to determine whether there is any indication of impairment. For Goodwill, Intangible assets under development and for any other assets where such indication exists, the asset’s recoverable amount is estimated based on the greater of its value in use and its fair value less cost to sell. In assessing the recoverable amount, the estimated future cash flows, adjusted for the risks specific to each asset, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money, the general risks affecting the pharmaceutical industry and other risks specific to each asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets. Impairment losses are recognised immediately in the Consolidated Statement of Comprehensive Income.

International accounting transition

On transition to using adopted IFRSs in the year ended 31 December 2005, the Group took advantage of several optional exemptions available in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. The major impacts which are of continuing importance are detailed below:

>	Business combinations – IFRS 3 ‘Business Combinations’ has been applied from 1 January 2003, the date of transition, rather than being applied fully retrospectively. As a result, the combination of Astra and Zeneca is still accounted for as a merger, rather than through purchase accounting. If purchase accounting had been adopted, Zeneca would have been deemed to have acquired Astra.
>	Cumulative exchange differences – the Group chose to set the cumulative exchange difference reserve at 1 January 2003 to nil.

Applicable accounting standards and interpretations issued but not yet adopted

At the date of authorisation of these financial statements, certain amendments were in issue relating to the following standards and interpretations but not yet adopted by the Group:

>	amendments to IAS 12 'Income Taxes', IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', IAS 1 'Presentation of Financial Statements' and IFRS Practice Statement 2 ‘Making materiality judgements’, effective for periods beginning on or after 1 January 2023 - not endorsed by the UK Endorsement Board (UKEB);
>	amendments to IAS 37 'Provisions, Contingent Liabilities and Contingent Assets', IAS 16 'Property, Plant and Equipment' and IFRS 3 'Business Combinations', effective for periods beginning on or after 1 January 2022 - not endorsed by the UKEB;
>	amendments to IAS 1 'Presentation of Financial Statements', effective for periods beginning on or after 1 January 2024 – not endorsed by the UKEB; and
>	amendments to IFRS 16 'Leases', effective for periods beginning on or after 1 April 2021 - endorsed by the UKEB on 12 May 2021.

These amendments and interpretations are not expected to have a significant impact on the Group’s net results.

Notes to the Group Financial Statements

1 Revenue

Product Sales

					2021					2020					2019
	Emerging			Rest of		Emerging			Rest of		Emerging			Rest of
	Markets	US	Europe	World	Total	Markets	US	Europe	World	Total	Markets	US	Europe	World	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Oncology:
Tagrisso	1,336	1,780	986	913	5,015	1,208	1,566	748	806	4,328	762	1,268	474	685	3,189
Imfinzi	277	1,245	485	405	2,412	158	1,185	370	329	2,042	30	1,041	179	219	1,469
Lynparza	384	1,087	618	259	2,348	264	876	435	201	1,776	133	626	287	152	1,198
Calquence	20	1,089	111	18	1,238	6	511	2	3	522	2	162	–	–	164
Koselugo	1	104	3	–	108	–	38	–	–	38	–	–	–	–	–
Enhertu	12	–	4	1	17	–	–	–	–	–	–	–	–	–	–
Orpathys	16	–	–	–	16	–	–	–	–	–	–	–	–	–	–
Zoladex	619	13	147	169	948	561	5	140	182	888	492	7	135	179	813
Faslodex	167	30	113	121	431	180	55	221	124	580	198	328	229	137	892
Iressa	151	11	5	16	183	221	14	12	21	268	286	17	70	50	423
Casodex	105	–	3	35	143	133	–	3	36	172	127	–	16	57	200
Arimidex	106	–	4	29	139	147	–	3	35	185	152	–	28	45	225
Others	29	–	5	16	50	28	–	4	19	51	29	–	5	60	94
	3,223	5,359	2,484	1,982	13,048	2,906	4,250	1,938	1,756	10,850	2,211	3,449	1,423	1,584	8,667
Cardiovascular, Renal & Metabolism:
Farxiga	1,195	732	810	263	3,000	686	569	507	197	1,959	471	537	373	162	1,543
Brilinta	328	735	346	63	1,472	461	732	342	58	1,593	462	710	351	58	1,581
Bydureon	3	321	55	6	385	4	382	53	9	448	11	459	66	13	549
Onglyza	179	88	61	32	360	201	166	58	45	470	176	230	70	51	527
Byetta	12	26	11	6	55	8	37	14	9	68	12	68	19	11	110
Other Diabetes	18	22	17	2	59	7	25	13	2	47	1	40	9	2	52
Lokelma	3	115	13	44	175	5	57	4	10	76	–	13	1	–	14
Roxadustat	174	–	–	–	174	–	–	–	–	–	–	–	–	–	–
Crestor	775	80	52	189	1,096	748	92	129	211	1,180	806	104	148	220	1,278
Seloken/Toprol-XL	928	1	11	11	951	782	13	16	10	821	686	37	25	12	760
Atacand	28	4	65	–	97	175	10	35	23	243	160	12	30	19	221
Others	137	–	53	6	196	126	–	57	8	191	193	(1)	59	20	271
	3,780	2,124	1,494	622	8,020	3,203	2,083	1,228	582	7,096	2,978	2,209	1,151	568	6,906
Respiratory & Immunology:
Symbicort	609	1,065	670	384	2,728	567	1,022	694	438	2,721	547	829	678	441	2,495
Fasenra	20	790	286	162	1,258	12	603	203	131	949	5	482	118	99	704
Pulmicort	770	72	73	47	962	798	71	73	54	996	1,190	110	81	85	1,466
Daliresp/Daxas	4	207	15	1	227	4	190	22	1	217	4	184	26	1	215
Breztri	55	115	7	26	203	14	5	–	9	28	–	–	–	2	2
Bevespi	4	39	11	–	54	1	44	3	–	48	–	42	–	–	42
Saphnelo	–	8	–	–	8	–	–	–	–	–	–	–	–	–	–
Others	287	108	185	14	594	203	6	176	13	398	241	6	204	16	467
	1,749	2,404	1,247	634	6,034	1,599	1,941	1,171	646	5,357	1,987	1,653	1,107	644	5,391
Rare Disease:
Soliris	170	1,068	439	197	1,874	–	–	–	–	–	–	–	–	–	–
Ultomiris	9	381	169	129	688	–	–	–	–	–	–	–	–	–	–
Strensiq	10	297	36	35	378	–	–	–	–	–	–	–	–	–	–
Andexxa	–	50	18	–	68	–	–	–	–	–	–	–	–	–	–
Kanuma	7	32	20	3	62	–	–	–	–	–	–	–	–	–	–
	196	1,828	682	364	3,070	–	–	–	–	–	–	–	–	–	–
Other:
Nexium	705	128	62	431	1,326	757	169	71	495	1,492	748	218	63	454	1,483
Synagis	35	23	203	149	410	–	47	325	–	372	–	46	312	–	358
FluMist	2	27	222	2	253	1	70	219	5	295	–	20	93	–	113
Losec/Prilosec	152	1	26	1	180	152	6	20	5	183	179	10	49	25	263
Seroquel XR/IR	46	12	29	5	92	55	17	29	16	117	50	34	88	19	191
Others	14	30	54	8	106	6	55	56	9	126	12	108	64	9	193
	954	221	596	596	2,367	971	364	720	530	2,585	989	436	669	507	2,601
COVID-19:
Vaxzevria	2,240	64	1,035	578	3,917	–	–	2	–	2	–	–	–	–	–
Evusheld	19	–	66	–	85	–	–	–	–	–	–	–	–	–	–
	2,259	64	1,101	578	4,002	–	–	2	–	2	–	–	–	–	–
Product Sales	12,161	12,000	7,604	4,776	36,541	8,679	8,638	5,059	3,514	25,890	8,165	7,747	4,350	3,303	23,565

Rebates and chargebacks in the US

The major market where estimates are seen as significant is the US. When invoicing Product Sales in the US, we estimate the rebates and chargebacks we expect to pay. The adjustment in respect of prior year net US Product Sales revenue in 2021 was 1.5% (2020: 3.5%; 2019: 3.6%). The most significant of these relate to the Medicaid and state programmes with an adjustment in respect of prior year net US Product Sales revenue in 2021 of 0.4% (2020: 1.1%; 2019: 1.3%) and Managed Care and Medicare of 0.7% (2020: 1.5%; 2019: 1.9%).

The adjustment in respect of the prior year net US Product sales revenue, excluding the Rare Disease disease area in 2021 was 1.8%, with Medicaid and state programmes of 0.5% and Managed Care and Medicare of 0.8%.

These values demonstrate the level of sensitivity; further meaningful sensitivity is not able to be provided due to the large volume of variables that contribute to the overall rebates, chargebacks, returns and other revenue accruals.

Collaboration Revenue

	2021	2020	2019
	$m	$m	$m
Royalty income	138	62	62
Global co-development and commercialisation of Lynparza and Koselugo with MSD	400	460	610
Transfer of rights to Zoladex in the US and Canada to TerSera	–	35	–
Enhertu: share of gross profits	193	94	–
Roxadustat: share of gross profits	6	30	–
Nexium: sale of rights	75	–	–
Licence agreement for Crestor in Spain with Almirall	–	–	39
Co-development and commercialisation of MEDI8897 with Sanofi	–	–	34
Grant of authorised generic rights to various medicines in Japan	–	–	19
Other collaboration revenue	64	46	55
	876	727	819

Collaboration Revenue includes some income that does not arise from the satisfaction of performance obligations, in particular profit share entitlements arising from product sales made by collaborators who have licenced intellectual property to AstraZeneca. $200m of Collaboration Revenue in 2021 (2020: $128m; 2019: $nil) relates to such income. Substantially all other Collaboration Revenue relates to performance obligations satisfied in prior periods.

2 Operating profit

Operating profit includes the following significant items:

Cost of sales

In 2021, Cost of sales includes a charge of $2,198m in relation to the release, in line with sales, of fair value uplift to inventory that was recognised under IFRS 3 ‘Business Combinations’ upon the acquisition of Alexion (see Note 27).

During the year $290m (2020: $nil) of government grants were recognised within Cost of sales. Substantially all of the grants recognised relate to funding of manufactured Vaxzevria product for the US government, which expired prior to being accepted by the FDA. Historically, AstraZeneca did not receive any substantial government grants prior to the commencement of these programmes in 2020.

Selling, general and administrative expense

In 2021, Selling, general and administrative expense includes a charge of $42m (2020: credit of $51m; 2019: credit of $516m) resulting from changes in the fair value of contingent consideration arising from the acquisition of the diabetes alliance from BMS. These adjustments reflect revised estimates for future sales performance for the products acquired and, as a result, revised estimates for future royalties payable.

In 2021, Selling, general and administrative expense also includes a charge of $5m (2020: credit of $143m; 2019: credit of $58m) resulting from changes in the fair value of contingent consideration arising from the acquisition of Almirall's respiratory business. These adjustments reflect revised estimates for future sales performance for the products acquired and, as a result, revised estimates for future milestones payable.

In 2021, Selling, general and administrative expense also includes a charge of $48m (2020: credit of $9m; 2019: charge of $610m) relating to a number of legal proceedings including settlements in various jurisdictions in relation to several marketed products.

Research and development expense: Government grants

During the year $531m (2020: $222m) of government grants were recognised within Research and development expense. Substantially all of the grants recognised relate to funding for research and development and related expenses for Vaxzevria $309m; (2020: $161m) and AZD7442 $222m; (2020: $61m). Historically, AstraZeneca did not receive any substantial government grants prior to the commencement of these programmes in 2020.

Other operating income and expense

	2021	2020	2019
	$m	$m	$m
Royalties
Income	63	149	146
Amortisation	(1)	(2)	(4)
Gains on disposal of intangible assets	513	1,030	1,243
Gains on disposal of investments in associates and joint ventures	776	–	–
Net (losses)/gains on disposal of other non-current assets	(4)	25	(21)
Impairment of property, plant and equipment	–	(12)	–
Other income[1]	453	406	285
Other expense	(308)	(68)	(108)
Other operating income and expense	1,492	1,528	1,541

1	Other income in 2021 includes $99m of payments from Allergan in respect of the development of brazikumab (2020: $107m; 2019: $nil).

Royalty amortisation relates to intangible assets recorded in respect of income streams acquired with MedImmune.

Gains on disposal of intangible assets in 2021 includes $317m on disposal of rights to Crestor in over 30 countries in Europe, except in the UK and Spain.

Gains on disposal of intangible assets in 2020 includes $350m on disposal of global rights excluding US, India and Japan to established hypertension medicines to Atnahs Pharma, $400m on disposal of rights in over 70 countries to Atacand to Cheplapharm and $120m on the sale of an FDA Priority Review Voucher.

Gains on disposal of intangible assets in 2019 includes $515m on disposal of US rights to Synagis to Sobi, $243m on disposal of rights to Losec globally excluding China, Japan, the US and Mexico to Cheplapharm, $181m on disposal of rights to Arimidex and Casodex in Europe and certain additional countries to Juvisé Pharmaceuticals and $213m on disposal of commercialisation rights to Seroquel and Seroquel XR in Europe, Russia, US and Canada to Cheplapharm.

Gains on disposal of investments in associates and joint ventures in 2021 relates to the disposal of the 26.7% ownership in Viela Bio, as part of the acquisition of Viela by Horizon Therapeutics plc. AstraZeneca received cash proceeds and profit of $776m upon closing, with the profit recorded as Other operating income.

As part of the total consideration received in respect of the agreement to sell US rights to Synagis in 2019, $150m related to the rights to participate in the future cash flows from the US profits or losses for nirsevimab. A further $40m was received in 2020 and $20m in 2021. The total amount has been recognised as a financial liability as the Group has not fully transferred the risks and rewards of the underlying cash flows arising from nirsevimab to Sobi. This liability is presented in Other payables within Non-current liabilities. The associated cash flow is presented within investing activities as the Group has received the cash in exchange for agreeing to transfer future cash flows relating to an intangible asset. In 2021, as a result of the Probability of Technical/Regulatory Success unwind, an increase of $114m to the Profit Participation Liability has been recorded in Other operating expense.

Restructuring costs

In conjunction with the acquisition of Alexion, the enlarged Group has initiated a comprehensive Post Alexion Acquisition Group Review, aimed at integrating systems, structure and processes, optimising the global footprint and prioritising resource allocations and investments. These activities are expected to be substantially complete by the end of 2025, with a number of planned activities having commenced in late 2021. The Group has also continued to progress other legacy restructuring programmes, including the Global Post-Pandemic New Ways of Working programme that was initiated in 2020 in response to the changing business environment, accelerated by the COVID-19 pandemic.

During 2021, the Group has incurred $1,283m of restructuring costs, of which $1,030m resulted from activities that are part of the Post Alexion Acquisition Group Review. These included $449m within Cost of sales due to the rationalisation of our manufacturing capacity and footprint across certain production sites, $161m within Research and development expense and $81m in Cost of sales due to the de-prioritisation of various development projects within the enlarged Group’s pipeline, $144m within Cost of sales in relation to the renegotiation of manufacturing capacity agreements with third parties and $98m, recognised principally in Selling, general and administrative expense, of severance payments and the associated costs of compensating those Alexion employees whose roles were eliminated due to duplication with existing AstraZeneca roles.

Total restructuring costs in 2021 included impairments of property, plant and equipment ($343m) and impairments of software intangibles ($16m).

The tables below show the costs that have been charged in respect of restructuring programmes by cost category and type. Severance provisions are detailed in Note 21.

	2021	2020	2019
	$m	$m	$m
Cost of sales	722	53	73
Research and development expense	223	35	101
Selling, general and administrative expense	338	162	173
Other operating income and expense	–	1	–
Total charge	1,283	251	347

	2021	2020	2019
	$m	$m	$m
Severance costs	217	26	137
Accelerated depreciation and impairment charges[1]	371	17	(67)
Other[2]	695	208	277
Total charge	1,283	251	347

1	Included within accelerated depreciation and impairment in 2019 is a credit relating to the impairment reversal of two manufacturing sites in Colorado, US. Refer to Note 7 for further details.
2	Other costs are those incurred in designing and implementing the Group’s various restructuring initiatives, including costs of integrating systems, structure and processes as part of our Post Alexion Acquisition Group Review, costs relating to the Alexion acquisition, internal project costs and external consultancy fees.

Financial instruments

Included within Operating profit are the following net gains and losses on financial instruments:

	2021	2020	2019
	$m	$m	$m
Losses on forward foreign exchange contracts	(21)	(86)	(112)
(Losses)/gains on receivables and payables	(42)	89	66
Total	(63)	3	(46)

Impairment charges

Details of impairment charges for 2021, 2020 and 2019 are included in Notes 7 and 10.

3 Finance income and expense

	2021	2020	2019
	$m	$m	$m
Finance income
Returns on fixed deposits and equity securities	1	1	1
Returns on short-term deposits	11	40	122
Fair value gains on debt and interest rate swaps	–	4	7
Discount unwind on other long-term assets	–	6	20
Interest income on income tax balances	31	36	22
Total	43	87	172
Finance expense
Interest on debt and commercial paper	(700)	(669)	(698)
Interest on overdrafts, lease liabilities and other financing costs	(74)	(67)	(74)
Net interest on post-employment defined benefit plan net liabilities (Note 22)	(26)	(37)	(53)
Net exchange losses	(20)	(34)	(30)
Discount unwind on contingent consideration arising from business combinations (Note 20)	(226)	(278)	(356)
Discount unwind on other long-term liabilities[1]	(248)	(219)	(213)
Fair value losses on debt and interest rate swaps	(4)	–	–
Interest expense on income tax balances	(2)	(2)	(8)
Total	(1,300)	(1,306)	(1,432)
Net finance expense	(1,257)	(1,219)	(1,260)

1	Included within Discount unwind on other long-term liabilities is $161m relating to the Acerta Pharma share purchase liability (2020: $151m; 2019: $136m), see Note 20 for further details.

Financial instruments

Included within finance income and expense are the following net gains and losses on financial instruments:

	2021	2020	2019
	$m	$m	$m
Interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives	(5)	(8)	(12)
Interest and changes in carrying values of debt designated as hedged items in fair value hedges, net of derivatives	(9)	(6)	(10)
Interest and fair value changes on fixed and short-term deposits, equity securities, other derivatives and tax balances	16	42	110
Interest on debt, commercial paper, overdrafts and lease liabilities held at amortised cost	(738)	(660)	(662)

Fair value loss of $33m (2020: gain of $33m; 2019: loss of $5m) on interest rate fair value hedging instruments and $29m fair value gain (2020: loss of $32m; 2019: gain of $8m) on the related hedged items have been included within Interest and changes in carrying values of debt designated as hedged items, net of derivatives. All fair value hedge relationships were effective during the year.

Fair value loss of $19m (2020: gain of $2m; 2019: gain of $4m) on derivatives related to debt instruments designated at fair value through profit or loss and $19m fair value gain (2020: loss of $3m; 2019: loss of $4m) on debt instruments designated at fair value through profit or loss have been included within Interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives.

4 Taxation

Taxation recognised in the Consolidated Statement of Comprehensive Income is as follows:

	2021	2020	2019
	$m	$m	$m
Current tax expense
Current year	1,200	981	1,243
Adjustment to prior years	(5)	(10)	66
Total	1,195	971	1,309
Deferred tax expense
Origination and reversal of temporary differences	(1,417)	(178)	(875)
Adjustment to prior years	(158)	(21)	(113)
Total	(1,575)	(199)	(988)
Taxation recognised in the profit for the period	(380)	772	321

Taxation relating to components of Other comprehensive income is as follows:

	2021	2020	2019
	$m	$m	$m
Current and deferred tax
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit liability	(117)	36	81
Net losses/(gains) on equity investments measured at fair value through other comprehensive income	27	(180)	(60)
Deferred tax (credit)/charge relating to change of tax rates	195	63	–
Total	105	(81)	21
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	57	(61)	34
Foreign exchange arising on designated borrowings in net investment hedges	(19)	22	4
Deferred tax charge relating to change of tax rates	8	–	–
Total	46	(39)	38
Taxation relating to components of other comprehensive income	151	(120)	59

The reported tax rate in the year was 143% and reflected the favourable one-off impacts of the non-taxable divestment of the investment in Viela Bio and a reduction of tax liabilities arising from updates to estimates of prior period tax liabilities following settlements with tax authorities and on expiry of statute of limitations partially offset by a tax charge on recalculation of deferred tax balances following substantive enactment of Dutch and UK Corporation Tax rate increases.

The income tax paid for the year was $1,743m.

Taxation has been provided at current rates on the profits earned for the periods covered by the Group Financial Statements. The 2021 prior period current tax adjustment relates mainly to tax accrual to tax return adjustments. The 2020 prior period current tax adjustment relates mainly to net reductions in provisions for tax contingencies and tax accrual to tax return adjustments. The 2019 prior period current tax adjustments relate mainly to net increases in provisions for tax contingencies and tax accrual to tax return adjustments.

The 2021 prior period deferred tax adjustments relate mainly to tax accrual to tax return adjustments and updates to estimates of prior period tax liabilities following settlements with tax authorities. The 2020 prior period deferred tax adjustments relate mainly to tax accrual to tax return adjustments offset by net increases in provisions for tax contingencies. The 2019 prior period deferred tax adjustments relate mainly to tax accrual to return adjustments.

To the extent that dividends remitted from overseas subsidiaries, joint ventures and associates are expected to result in additional taxes, appropriate amounts have been provided for. Unremitted earnings or differences in the carrying value and tax basis of investments may be liable to additional taxes if distributed as dividends or on a liquidation event. Deferred tax is provided for such differences in relation to Group entities where management is intending to remit earnings in the foreseeable future. The aggregate amount of gross temporary differences associated with investments in subsidiaries, partnerships and branches for which deferred tax liabilities have not been recognised totalled approximately $5,597m at 31 December 2021 (2020: $2,270m; 2019: $1,779m), $3,095m of which has a corresponding deductible temporary difference of the same gross value which is not recognised as it is not probable of reversing in the foreseeable future but on which different tax rates apply. Prior years' amounts have been adjusted to reflect only those unremitted earnings that would be subject to additional taxes.

Factors affecting future tax charges

As a Group with worldwide operations, AstraZeneca is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms. In 2021, the UK Government enacted legislation to increase the main rate of UK statutory Corporation Tax to 25% effective 1 April 2023. In December 2021, the OECD issued model rules for a new global minimum tax framework and the UK has announced the intention to bring these into effect from 2023. Whilst the overarching framework has been published, we are awaiting the legislation and detailed guidance to assess the full implications upon AstraZeneca.

Tax reconciliation to UK statutory rate

The table below reconciles the UK statutory tax charge to the Group’s total tax (credit)/charge:

	2021	2020	2019
	$m	$m	$m
(Loss)/profit before tax	(265)	3,916	1,548
Notional taxation charge at UK corporation tax rate of 19%	(50)	744	294
Differences in effective overseas tax rates	1	(49)	(49)
Deferred tax charge relating to change in tax rates[1]	54	138	39
Unrecognised deferred tax asset[2]	32	3	(16)
Items not deductible for tax purposes	208	36	92
Items not chargeable for tax purposes	(163)	(4)	(13)
Other items[3]	(299)	(65)	21
Adjustments in respect of prior periods[4]	(163)	(31)	(47)
Total tax (credit)/charge for the year	(380)	772	321

1	The 2021 item relates to substantive enactment of the increase in UK Corporation Tax rate from 19% to 25% effective 1 April 2023 (debit of $12m), the increase in the Dutch Corporate Income Tax rate from 25% to 25.8% effective 1 January 2022 (debit of $39m) and other (debit of $3m). The 2020 item relates to the increase in the 2020 substantively enacted Dutch Corporate Income Tax rate (debit of $151m) and other (debit of $5m). In 2020, it was substantively enacted that the planned reduction in the Dutch Corporate Income Tax rate to 21.7% from 25% effective 1 January 2021 would not take place. In addition, the planned reduction in the UK corporation tax rate to 17% was not enacted with the corporation tax rate remaining at 19% (credit of $18m). The 2019 item relates to the increase in the 2019 substantively enacted Dutch Corporate Income Tax rate (debit of $66m) and other (credit of $27m). In 2019, it was substantively enacted that the Dutch Corporate Income Tax rate for the year ended 31 December 2020 would increase from 22.55% to 25% and effective 1 January 2021 would increase from 20.5% to 21.7%.
2	The 2021 item includes a $15m debit arising on de-recognition of previously recognised deferred tax assets. The 2020 item includes a $22m credit arising on recognition of previously unrecognised deferred tax assets. The 2019 item includes a $27m credit arising on recognition of previously unrecognised deferred tax assets.
3	Other items in 2021 relate to a net credit of $299m relating to the reduction of tax liabilities arising from updates to estimates of prior period tax liabilities following settlements with tax authorities and on expiry of the relevant statute of limitations partially offset by a provision for transfer pricing and other contingencies. Other items in 2020 relate to a net credit of $65m relating to the release of tax contingencies following the expiry of the relevant statute of limitations partially offset by a provision for transfer pricing and other contingencies. Other items in 2019 relate to a charge of $309m relating to collaboration and divestment activity, a credit of $70m relating to internal transfers of intellectual property and a net credit of $218m relating to the release of tax contingencies following the expiry of the relevant statute of limitations and on the conclusion of tax authority review partially offset by a provision for transfer pricing and other contingencies.
4	Further details explaining the adjustments in respect of prior periods is set out on page 149.

AstraZeneca is domiciled in the UK but operates in other countries where the tax rates and laws are different to those in the UK. The impact on differences in effective overseas tax rates on the Group’s overall tax charge is noted above. Profits arising from our manufacturing operation in Puerto Rico are granted special status and are taxed at a reduced rate compared with the normal rate of tax in that territory under a tax incentive grant continuing until 2031.

Deferred tax

The total movement in the net deferred tax balance in the year was $2,396m. The movements are as follows:

	Intangibles,		Pension and	Elimination of			Losses and	Accrued
	property, plant		post-retirement	unrealised profit	Untaxed		tax credits	expenses
	& equipment	[1]	benefits	on inventory	reserves	[2]	carried forward	and other	Total
	$m		$m	$m	$m		$m	$m	$m
Net deferred tax balance at 1 January 2019	(3,368)		495	980	(557)		1,008	535	(907)
Income statement	1,055		(9)	312	(63)		(480)	173	988
Other comprehensive income	34		79	–	–		–	(30)	83
Equity	–		–	–	–		–	12	12
Exchange	14		(4)	1	22		18	1	52
Net deferred tax balance at 31 December 2019	(2,265)		561	1,293	(598)		546	691	228
Income statement	(226)		(64)	444	(92)		136	1	199
Other comprehensive income	(78)		101	–	(1)		–	72	94
Equity	–		–	–	–		–	(16)	(16)
Exchange	(58)		58	70	(110)		32	23	15
Net deferred tax balance at 31 December 2020	(2,627)		656	1,807	(801)		714	771	520
Income statement	782		(166)	(59)	(139)		307	850	1,575
Other comprehensive income	52		83	–	–		–	40	175
Equity	–		–	–	–		–	14	14
Additions through business combinations[3]	(3,744)		13	166	–		507	(1,116)	(4,174)
Exchange	57		(33)	(53)	78		(10)	(25)	14
Net deferred tax balance at 31 December 2021[4]	(5,480)		553	1,861	(862)		1,518	534	(1,876)

[1]	Includes deferred tax of $367m on contingent consideration liabilities in respect of intangibles.
[2]	Untaxed reserves relate to taxable profits where the tax liability is deferred to later periods.
[3]	The deferred tax liability of $4,174m relates to the acquisition of Alexion (Note 27) from page 178.
[4]

The Group recognises deferred tax assets to the extent that it is probable that sufficient future taxable profits will arise, against which these deductible temporary differences can be utilised. The US includes a net deferred tax asset of $245m and the UK includes a net deferred tax asset of $1,070m as at 31 December 2021 which include tax losses and other deductible temporary differences. The Group has performed an assessment of recovery of deferred tax assets and for these entities, the Group has forecasted future taxable profits and considers that it is probable that sufficient future taxable profits will arise against which these deductible temporary differences can be utilised. In arriving at these forecasts, the Group has reviewed the Group level budgets and forecasts and the ability of those entities to generate future income from developing and commercialising products, including local tax laws and the scheduling of reversal of deductible temporary differences and losses are forecast to be utilised within ten years. It is considered that these sources of income are sufficiently predictable or diversified to support a recognition period in excess of five years. A sensitivity assessment has been performed which shows that there is minimal impact on timing of reversal. Assessing the availability of future taxable income to support recognition of deferred tax assets is considered a key judgement and changes in Group forecasts will impact the recoverability of deferred tax assets. To the extent that this is not the case, no deferred tax asset is recognised and details of unrecognised deferred tax assets are included in the table below.

The net deferred tax balance, before the offset of balances within countries, consists of:

	Intangibles,	Pension and	Elimination of		Losses and	Accrued
	property, plant	post-retirement	unrealised profit	Untaxed	tax credits	expenses
	& equipment	benefits	on inventory	reserves	carried forward	and other	Total
	$m	$m	$m	$m	$m	$m	$m
Deferred tax assets at 31 December 2019	1,091	591	1,543	–	608	959	4,792
Deferred tax liabilities at 31 December 2019	(3,356)	(30)	(250)	(598)	(62)	(268)	(4,564)
Net deferred tax balance at 31 December 2019	(2,265)	561	1,293	(598)	546	691	228
Deferred tax assets at 31 December 2020	1,061	690	2,286	–	852	1,130	6,019
Deferred tax liabilities at 31 December 2020	(3,688)	(34)	(479)	(801)	(138)	(359)	(5,499)
Net deferred tax balance at 31 December 2020	(2,627)	656	1,807	(801)	714	771	520
Deferred tax assets at 31 December 2021	1,476	574	1,910	–	1,571	1,735	7,266
Deferred tax liabilities at 31 December 2021	(6,956)	(21)	(49)	(862)	(53)	(1,201)	(9,142)
Net deferred tax balance at 31 December 2021	(5,480)	553	1,861	(862)	1,518	534	(1,876)

Analysed in the Consolidated Statement of Financial Position, after offset of balances within countries, as follows:

	2021	2020	2019
	$m	$m	$m
Deferred tax assets	4,330	3,438	2,718
Deferred tax liabilities	(6,206)	(2,918)	(2,490)
Net deferred tax balance	(1,876)	520	228

Unrecognised deferred tax assets

Deferred tax assets (DTA) of $719m (2020: $428m; 2019: $441m) have not been recognised in respect of deductible temporary differences because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

	2021	2021	2020	2020	2019	2019
	Temporary	Unrecognised	Temporary	Unrecognised	Temporary	Unrecognised
	differences	DTA	differences	DTA	differences	DTA
	$m	$m	$m	$m	$m	$m
Trading and capital losses expiring:
Within 10 years	4	1	2	–	33	9
More than 10 years	53	11	–	–	1	–
Indefinite	300	79	234	63	218	62
	357	91	236	63	252	71
Tax credits and State tax losses expiring:
Within 10 years		101		36		44
More than 10 years		441		255		259
Indefinite		86		74		67
		628		365		370
Total		719		428		441

5 Earnings per $0.25 Ordinary Share

	2021	2020	2019
Profit for the year attributable to equity holders ($m)	112	3,196	1,335
Basic earnings per Ordinary Share	$0.08	$2.44	$1.03
Diluted earnings per Ordinary Share	$0.08	$2.44	$1.03
Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,418	1,312	1,301
Dilutive impact of share options outstanding (millions)	9	1	–
Diluted weighted average number of Ordinary Shares in issue (millions)	1,427	1,313	1,301

The earnings figures used in the calculations above are post-tax.

6 Segment information

Following the acquisition of Alexion, the Group has reviewed its assessment of reportable segments under IFRS 8 ‘Operating Segments’ and concluded that the Group continues to have one reportable segment.

This determination is considered to be a Key Judgement and this judgement has been taken with reference to the following factors:

1 The level of integration across the different functions of the Group’s pharmaceutical business:

AstraZeneca is engaged in a single business activity of pharmaceuticals and the Group does not have multiple operating segments. AstraZeneca’s pharmaceuticals business consists of the discovery and development of new products, which are then manufactured, marketed and sold. All of these functional activities take place (and are managed) globally on a highly integrated basis. These individual functional areas are not managed separately.

2 The identification of the Chief Operating Decision Maker (CODM) and the nature and extent of the financial information reviewed by the CODM:

The SET, established and chaired by the CEO, is the vehicle through which the CEO exercises the authority delegated to him from the Board for the management, development and performance of AstraZeneca as a whole. It is considered that the SET is AstraZeneca’s Chief Operating Decision Making body (as defined by IFRS 8). The operation of the SET is principally driven by the management of the Commercial operations, R&D, manufacturing and supply and enabling functions. All significant operating decisions are undertaken by the SET. While members of the SET have responsibility for implementation of decisions in their respective areas, operating decision making is at SET level as a whole. Where necessary, these are implemented through cross-functional sub-committees that consider the Group-wide impact of a new decision. For example, product launch decisions would be initially considered by the SET and, on approval, passed to an appropriate sub team for implementation. The ability of the enterprise to develop, produce, deliver and commercialise a wide range of pharmaceutical products are central to the SET decision-making process.

In assessing performance, the SET reviews financial information on an integrated basis for the Group as a whole, substantially in the form of, and on the same basis as, the Group’s IFRS Financial Statements. The high upfront cost of discovering and developing new products, coupled with the relatively insignificant and stable unit cost of production, means that there is not the clear link that exists in many manufacturing businesses between the revenue generated on an individual product sale and the associated cost and hence margin generated on a product. Consequently, the profitability of individual drugs or classes of drugs is not considered a key measure of performance for the business and is not monitored by the SET. The focus of additional financial information reviewed is at brand sales and gross margin level within specific geographies. Expenditure analysis is completed for the science units, operations and enabling functions; there is no allocation of these centrally managed group costs to the individual product or brands. The bonus of SET members’ continues to be derived from the Group scorecard outcome as discussed in our Directors’ Remuneration Report.

3 How resources are allocated:

Resources are allocated on a Group-wide basis according to need. In particular, capital expenditure, in-licensing, and R&D resources are allocated between activities on merit, based on overall therapeutic considerations and strategy under the aegis of the Group’s Early Stage Product Committees and Late Stage Product Committees.

Geographic areas

The following table shows information for Total Revenue by geographic area and material countries. The additional tables show the Operating profit and Profit before tax made by companies located in that area, together with Non-current assets, Total assets, assets acquired, net operating assets, and Property, plant and equipment owned by the same companies. Product Sales by geographic market are included in the area/country where the legal entity resides and from which those sales were made.

			Total Revenue
	2021	2020	2019
	$m	$m	$m
UK	3,245	1,741	1,822

Rest of Europe
France	915	653	578
Germany	1,486	937	704
Italy	577	431	396
Spain	578	398	359
Sweden	2,322	1,026	834
Others	1,949	1,391	1,291
	7,827	4,836	4,162
The Americas
Canada	772	596	466
US	12,047	8,955	8,047
Others	1,203	761	814
	14,022	10,312	9,327
Asia, Africa & Australasia
Australia	547	282	266
China	6,002	5,345	4,867
Japan	3,395	2,567	2,522
Others	2,379	1,534	1,418
	12,323	9,728	9,073
Total Revenue	37,417	26,617	24,384

Total Revenue outside of the UK totalled $34,172m for the year ended 31 December 2021 (2020: $24,876m; 2019: $22,562m).

		Operating profit/(loss)			(Loss)/profit before tax
	2021	2020	2019	2021	2020	2019
	$m	$m	$m	$m	$m	$m
UK	(950)	824	466	(1,477)	518	93
Rest of Europe	2,999	2,838	1,502	2,682	2,356	1,006
The Americas	(1,936)	758	(8)	(2,401)	297	(474)
Asia, Africa & Australasia	943	742	964	931	745	923
Continuing operations	1,056	5,162	2,924	(265)	3,916	1,548

			Non-current assets	[1]			Total assets
	2021	2020	2019		2021	2020	2019
	$m	$m	$m		$m	$m	$m
UK	7,692	7,900	6,874		16,615	17,851	15,302
Rest of Europe	39,171	15,821	15,245		48,383	19,738	18,182
The Americas	26,570	18,501	19,663		34,301	23,640	23,380
Asia, Africa & Australasia	1,254	1,354	1,253		6,064	5,500	4,513
Continuing operations	74,687	43,576	43,035		105,363	66,729	61,377

			Assets acquired	[2]		Net operating assets		[3]
	2021	2020	2019		2021	2020	2019
	$m	$m	$m		$m	$m	$m
UK	810	1,611	2,255		3,239	5,244	4,206
Rest of Europe	26,527	505	386		40,161	10,242	9,201
The Americas	10,810	286	236		24,786	15,697	15,929
Asia, Africa & Australasia	94	116	120		736	607	1,432
Continuing operations	38,241	2,518	2,997		68,922	31,790	30,768

1	Non-current assets exclude Deferred tax assets and Derivative financial instruments.
2	Included in Assets acquired are those assets that are expected to be used during more than one period (Property, plant and equipment, Goodwill and Intangible assets) and include those acquired through business combinations (Note 27).
3	Net operating assets exclude short-term investments, cash, short-term borrowings, loans, Derivative financial instruments, retirement benefit obligations and non-operating receivables and payables.

		Property, plant and equipment
	2021	2020	2019
	$m	$m	$m
UK	2,542	2,227	1,920
Ireland	969	–	–
Sweden	1,593	1,755	1,488
US	2,660	2,662	2,758
Rest of the world	1,419	1,607	1,522
Continuing operations	9,183	8,251	7,688

Geographic markets

The table below shows Product Sales in each geographic market in which customers are located.

	2021	2020	2019
	$m	$m	$m
UK	1,206	611	458
Rest of Europe	6,792	4,446	3,891
The Americas	14,893	10,004	9,032
Asia, Africa & Australasia	13,650	10,829	10,184
Continuing operations	36,541	25,890	23,565

Product Sales are recognised when control of the goods has been transferred to a third party. A significant proportion of this is upon delivery of the products to wholesalers. One wholesaler (2020: one; 2019: one) individually represented greater than 10% of Product Sales. The value of Product Sales to this wholesaler was $4,862m (2020: $3,321m; 2019: $3,078m).

7 Property, plant and equipment

			Assets in	Total property,
	Land and	Plant and	course of	plant and
	buildings	equipment	construction	equipment
	$m	$m	$m	$m
Cost
At 1 January 2019	5,366	7,096	2,177	14,639
Capital expenditure	8	48	940	996
Transfer of assets into use	403	620	(1,023)	–
Disposals and other movements	(236)	(324)	(11)	(571)
Exchange adjustments	(9)	(57)	3	(63)
At 31 December 2019	5,532	7,383	2,086	15,001
Capital expenditure	10	42	874	926
Transfer of assets into use	137	462	(599)	–
Disposals and other movements	(48)	(615)	(18)	(681)
Exchange adjustments	220	466	135	821
At 31 December 2020	5,851	7,738	2,478	16,067
Additions through business combinations (Note 27)	542	339	254	1,135
Capital expenditure	9	31	1,112	1,152
Transfer of assets into use	236	611	(847)	–
Disposals and other movements	(92)	(469)	(200)	(761)
Exchange adjustments	(169)	(347)	(69)	(585)
At 31 December 2021	6,377	7,903	2,728	17,008
Depreciation and impairment
At 1 January 2019	2,504	4,714	–	7,218
Depreciation charge for the year	209	438	–	647
Impairment (reversal)/charge	(67)	14	–	(53)
Disposals and other movements	(120)	(313)	–	(433)
Exchange adjustments	(21)	(45)	–	(66)
At 31 December 2019	2,505	4,808	–	7,313
Depreciation charge for the year	227	462	–	689
Impairment (reversal)/charge	(1)	2	12	13
Disposals and other movements	(42)	(606)	(12)	(660)
Exchange adjustments	137	324	–	461
At 31 December 2020	2,826	4,990	–	7,816
Depreciation charge for the year	231	493	–	724
Impairment (reversal)/charge	(1)	121	223	343
Disposals and other movements	(74)	(428)	(223)	(725)
Exchange adjustments	(105)	(228)	–	(333)
At 31 December 2021	2,877	4,948	–	7,825
Net book value
At 31 December 2019	3,027	2,575	2,086	7,688
At 31 December 2020	3,025	2,748	2,478	8,251
At 31 December 2021	3,500	2,955	2,728	9,183

Impairment charges in 2021 totalling $343m were recognised for Plant and equipment and Assets in course of construction due to the rationalisation of our manufacturing capacity and footprint across certain production sites as a result of restructuring programmes, including the Post Alexion Acquisition Group Review (see Note 2). These charges have been recognised in Cost of sales. The revised carrying value of the impacted assets is nil, under fair value less costs to sell.

Impairment charges in 2019 were recognised for Land and buildings and Plant and equipment as a result of the announcement of the closure of the Wedel manufacturing site and the cessation of specific operations in Algeria. These charges were recognised in Cost of sales in 2019. Impairment reversals were recognised in 2019 of $23m in relation to the Longmont, Colorado manufacturing site (sold in March 2019) and the Boulder, Colorado manufacturing site of $70m (sold in May 2020). These assets had been fully impaired during 2018.

Included within other movements in 2019 is a transfer of $70m from Land and buildings to Assets held for sale in relation to the Boulder manufacturing site.

	2021	2020	2019
	$m	$m	$m
The net book value of land and buildings comprised:
Freeholds	2,985	2,583	2,657
Leaseholds	515	442	370

8 Leases

Right-of-use assets

				Total right-
	Land and	Motor		of-use
	buildings	vehicles	Other	assets
	$m	$m	$m	$m
Cost
At 1 January 2019	–	–	–	–
Opening balance	580	124	18	722
Additions – separately acquired	85	85	3	173
Disposals and other movements	(44)	(7)	1	(50)
Exchange adjustments	6	–	–	6
At 31 December 2019	627	202	22	851
Additions – separately acquired	87	89	15	191
Disposals and other movements	–	(27)	(2)	(29)
Exchange adjustments	21	8	1	30
At 31 December 2020	735	272	36	1,043
Additions through business combinations (Note 27)	255	8	–	263
Additions – separately acquired	145	98	2	245
Disposals and other movements	25	(44)	(4)	(23)
Exchange adjustments	(27)	(13)	(1)	(41)
At 31 December 2021	1,133	321	33	1,487
Depreciation and impairment
At 1 January 2019	–	–	–	–
Depreciation charge for the year	130	70	7	207
Impairment charge	4	–	–	4
Disposals and other movements	(3)	(6)	1	(8)
Exchange adjustments	1	–	–	1
At 31 December 2019	132	64	8	204
Depreciation charge for the year	131	75	9	215
Disposals and other movements	(24)	(26)	(4)	(54)
Exchange adjustments	8	4	–	12
At 31 December 2020	247	117	13	377
Depreciation charge for the year	144	85	6	235
Disposals and other movements	(54)	(42)	–	(96)
Exchange adjustments	(11)	(6)	–	(17)
At 31 December 2021	326	154	19	499
Net book value
At 31 December 2019	495	138	14	647
At 31 December 2020	488	155	23	666
At 31 December 2021	807	167	14	988

Lease Liability

	2021	2020	2019
	$m	$m	$m
The present value of lease liabilities is as follows:
Within one year	(233)	(192)	(188)
Later than one year and not later than five years	(544)	(389)	(368)
Later than five years	(210)	(100)	(119)
Total lease liabilities	(987)	(681)	(675)

The interest expense on lease liabilities included within finance costs was $22m (2020: $21m; 2019: $22m). The expense relating to short-term leases was $4m (2020: $2m; 2019: $1m). The expense relating to leases of Low-value assets that are not shown above as short-term leases was $1m (2020: $1m; 2019: $1m). The expense relating to variable lease payments not included in lease liabilities was $4m (2020: income of $1m; 2019: $nil). Income recognised from subleasing was $3m (2020: $7m; 2019: $4m).

The total cash outflow for leases in 2021 was $262m (2020: $228m; 2019: $208m).

9 Goodwill

	2021	2020	2019
	$m	$m	$m
Cost
At 1 January	12,164	11,982	12,022
Additions through business combinations (Note 27)	8,287	–	–
Exchange and other adjustments	(140)	182	(40)
At 31 December	20,311	12,164	11,982
Amortisation and impairment losses
At 1 January	319	314	315
Exchange and other adjustments	(5)	5	(1)
At 31 December	314	319	314
Net book value
At 31 December	19,997	11,845	11,668

Goodwill is tested for impairment at the operating segment level, this being the level at which goodwill is monitored for internal management purposes. As detailed in Note 6, the Group does not have multiple operating segments and is engaged in a single business activity of pharmaceuticals.

Recoverable amount is determined on a fair value less costs to sell basis using the market value of the Company’s outstanding Ordinary Shares. Our market capitalisation is compared to the book value of the Group’s net assets and this indicates a significant surplus at 31 December 2021 (and 31 December 2020 and 31 December 2019). No goodwill impairment was identified.

10 Intangible assets

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Cost
At 1 January 2019	39,136	2,526	1,839	43,501
Additions – separately acquired	1,835	99	67	2,001
Disposals	(35)	–	(151)	(186)
Exchange and other adjustments	(282)	24	26	(232)
At 31 December 2019	40,654	2,649	1,781	45,084
Additions – separately acquired	1,454	2	136	1,592
Disposals	(970)	(66)	(636)	(1,672)
Exchange and other adjustments	1,539	57	7	1,603
At 31 December 2020	42,677	2,642	1,288	46,607
Additions through business combinations (Note 27)	26,455	430	70	26,955
Additions – separately acquired	587	6	119	712
Transferred to Assets held for sale (Note 18)	(1,266)	(47)	–	(1,313)
Disposals	(801)	(402)	(23)	(1,226)
Exchange and other adjustments	(1,062)	(18)	(22)	(1,102)
At 31 December 2021	66,590	2,611	1,432	70,633
Amortisation and impairment losses
At 1 January 2019	17,907	2,035	1,600	21,542
Amortisation for year	1,808	52	68	1,928
Impairment charges	1,034	–	2	1,036
Impairment reversals	(3)	–	–	(3)
Disposals	(29)	–	(147)	(176)
Exchange and other adjustments	(112)	10	26	(76)
At 31 December 2019	20,605	2,097	1,549	24,251
Amortisation for year	1,872	59	61	1,992
Impairment charges	405	–	–	405
Impairment reversals	(165)	–	–	(165)
Disposals	(899)	(66)	(636)	(1,601)
Exchange and other adjustments	746	38	(6)	778
At 31 December 2020	22,564	2,128	968	25,660
Amortisation for year	2,908	172	63	3,143
Impairment charges	2,067	–	18	2,085
Transferred to Assets held for sale (Note 18)	(931)	(14)	–	(945)
Disposals	(797)	(402)	(21)	(1,220)
Exchange and other adjustments	(535)	(21)	(26)	(582)
At 31 December 2021	25,276	1,863	1,002	28,141
Net book value
At 31 December 2019	20,049	552	232	20,833
At 31 December 2020	20,113	514	320	20,947
At 31 December 2021	41,314	748	430	42,492

	2021	2020	2019
	$m	$m	$m
Net book value
Current intangible assets	105	–	–
Non-current intangible assets	42,387	20,947	20,833
At 31 December	42,492	20,947	20,833

Other intangibles consist mainly of research and device technologies and the Alexion brand name.

Included within Additions − separately acquired are amounts of $124m (2020: $835m; 2019: $1,093m), relating to deferred payments and other non-cash consideration for the acquisition of Product, marketing and distribution rights, which are not reflected in the current year Consolidated Statement of Cash Flows. Disposals include amounts related to fully depreciated assets that are no longer in use by the Group.

Amortisation charges are recognised in profit as follows:

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Year ended 31 December 2019
Cost of sales	87	–	–	87
Research and development expense	–	29	–	29
Selling, general and administrative expense	1,721	19	68	1,808
Other operating income and expense	–	4	–	4
Total	1,808	52	68	1,928
Year ended 31 December 2020
Cost of sales	66	–	–	66
Research and development expense	–	29	–	29
Selling, general and administrative expense	1,806	28	61	1,895
Other operating income and expense	–	2	–	2
Total	1,872	59	61	1,992
Year ended 31 December 2021
Cost of sales	66	–	–	66
Research and development expense	–	33	–	33
Selling, general and administrative expense	2,842	138	63	3,043
Other operating income and expense	–	1	–	1
Total	2,908	172	63	3,143

Net impairment charges/(reversals) are recognised in profit as follows:

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Year ended 31 December 2019
Research and development expense	609	–	–	609
Selling, general and administrative expense	425	–	2	427
Other operating income and expense	(3)	–	–	(3)
Total	1,031	–	2	1,033
Year ended 31 December 2020
Research and development expense	55	–	–	55
Selling, general and administrative expense	185	–	–	185
Total	240	–	–	240
Year ended 31 December 2021
Research and development expense	1,464	–	–	1,464
Selling, general and administrative expense	603	–	18	621
Total	2,067	–	18	2,085

Impairment charges and reversals

Intangible assets under development and not available for use are tested annually for impairment and other intangible assets are tested when there is an indication of impairment loss or reversal. Where testing is required, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss or reversal. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which it belongs. The Group considers that as the intangible assets are linked to individual products and that product cash flows are considered to be largely independent of other product cash flows, the CGU for intangibles is at the product level. Group level budgets and forecasts include forecast capital investment and operational impacts related to sustainability projects, and form the basis for the value in use models used for impairment testing.

An asset’s recoverable amount is determined as the higher of an asset’s or CGU’s fair value less costs to sell or value in use, in both cases using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining period of expected economic benefit. Where the value in use approach is used, the risk-adjusted cash flows are discounted using AstraZeneca’s post-tax weighted average cost of capital (7% for 2021, 2020 and 2019). There is no material difference in the approach taken to using pre-tax cash flows and a pre-tax rate compared to post-tax cash flows and a post-tax rate, as required by IAS 36. Where fair value less costs to sell is used to determine recoverable value, the discount rate is assessed with reference to a market participant; this is not usually materially different to the AstraZeneca post-tax weighted average cost of capital rate of 7%.

The estimates used in calculating the recoverable amount are considered significant estimates, highly sensitive and depend on assumptions specific to the nature of the Group’s activities including:

>	outcome of R&D activities
>	probability of technical and regulatory success
>	market volume, share and pricing (to derive peak year sales)
>	amount and timing of projected future cash flows
>	sales erosion curves following patent expiry.

For assets held at fair value less costs to sell, we make appropriate adjustments to reflect market participant assessments.

In 2021, the Group recorded impairment charges of $603m in respect of launched products, including Bydureon ($469m, revised carrying amount of $50m) under value in use model, roxadustat ($121m, revised carrying amount of $215m) under value in use model and other launched products totalling $13m. As these assets have been impaired in the current year, there is limited headroom in the recoverable amount calculation and they are inherently sensitive to any changes in assumptions, which could give rise to future impairments.

Impairment charges recorded against products in development, based on fair value less costs to sell, totalled $1,464m, principally Ardea ($1,172m) which was fully impaired following the decision to discontinue development of verinurad. The remaining impairments relate to full impairments of various products in development, due to either management’s decision to discontinue development as part of a Group-wide portfolio prioritisation review, or due to the outcome of research activities.

In 2020, the Group recorded impairment charges of $350m in respect of launched products, including Duaklir ($200m, revised carrying amount of $210m) under fair value less costs to sell, Bydureon ($102m, revised carrying amount of $581m) under value in use model, and other launched products totalling $48m. The fair value less costs to sell valuation model for Duaklir was based on discounted cash flows, and was categorised at Level 3 in the fair value hierarchy. Key assumptions in this model were forecast future revenue and costs of production. Impairment charges recorded against products in development totalled $55m.

In 2019, the Group recorded impairment charges of $425m in respect of launched products Bydureon ($154m, revised carrying amount of $747m) under value in use model, Qtern ($89m, revised carrying amount of $233m) under value in use model, Eklira/Tudorza ($84m, revised carrying amount of $192m) under value in use model, FluMist ($52m, revised carrying amount of $172m) under fair value less costs to sell and $46m relating to other launched products. Impairment charges recorded against products in development related to Epanova ($533m) and other intangible assets ($76m).

The Group has performed an assessment on assets which have had impairments recorded in previous periods to determine if any reversals of impairments were required. Impairment reversals of $165m were recorded in 2020 in respect of launched products, including FluMist ($147m, revised carrying amount of $300m, driven by expanded vaccination efforts increasing global demand), and other launched products of $18m. No impairment reversals were recorded against launched products in 2021 or 2019.

No impairment reversals were recorded against products in development in 2021 (2020: $nil; 2019: $3m).

Sensitivities

When launched products, such as the ones detailed above, are partially impaired, the carrying values of these assets in future periods are particularly sensitive to changes in forecast assumptions, including those assumptions set out above, as the asset is impaired down to its recoverable amount.

Were the useful economic lives to be adjusted to reduce them all by one year, the net book value would be reduced by $868m. If the useful economic lives were to be extended by one year, the net book value would increase by $481m.

Significant assets

	Carrying value	Remaining amortisation
	$m	period
C5 franchise (Soliris/Ultomiris) intangible assets arising from the acquisition of Alexion	17,724	6 to 15 years
Intangible assets arising from the acquisition of Acerta Pharma	5,299	11 years
Strensiq, Kanuma and Andexxa intangible assets arising from the acquisition of Alexion	5,019	11 to 17 years
Intangible asset products in development arising from the acquisition of Alexion[1]	2,760	Not amortised
Intangible assets arising from the acquisition of ZS Pharma	2,381	10 years
Enhertu intangible assets acquired from Daiichi Sankyo	1,684	12 years
Other intangible assets (DS-1062) acquired from Daiichi Sankyo[1]	1,050	Not amortised
Farxiga/Forxiga intangible assets acquired from BMS	739	5 years
Intangible assets arising from the restructuring of a historical joint venture with MSD	666	5 to 8 years
Intangible assets arising from the acquisition of Pearl Therapeutics	611	7 to 8 years
RSV franchise assets arising from the acquisition of MedImmune	611	4 years
Monalizumab intangible assets acquired from Innate Pharma[1]	340	Not amortised

1	Assets in development are not amortised but are tested annually for impairment.

The acquisition of intangible assets relating to DS-1062 in 2020 was assessed under the optional concentration test in IFRS 3 and was determined to be an asset acquisition, as substantially all of the value of the gross assets acquired was concentrated in a single asset.

In assessing whether the intangible assets and associated processes acquired from Daiichi Sankyo in 2019 were a business, we determined that they were not at a stage of readiness to be able to obtain regulatory approval and manufacture and commercialise at scale. The transaction was treated as an asset acquisition.

11 Investments in associates and joint ventures

	2021	2020	2019
	$m	$m	$m
At 1 January	39	58	89
Additions	92	8	74
Share of after tax losses	(64)	(27)	(116)
Exchange and other adjustments	2	–	11
At 31 December	69	39	58

On 29 January 2021, AstraZeneca entered into an agreement with IHP Holdings Limited to create and run an online platform (iHospital) offering consultations with physicians, repeat prescriptions and e-pharmacy in China. The agreement resulted in the formation of a new entity, IHP HK Holdings Limited. AstraZeneca contributed $30m in initial funds and holds a 50% interest in the associate entity.

On 1 December 2020, AstraZeneca and China International Capital Corporation (CICC) entered into an agreement to set up a Global Healthcare Industrial Fund to drive healthcare system innovation by leveraging local capital and accelerating China-related innovation incubation. The agreement resulted in the formation of a new entity, Wuxi AstraZeneca-CICC Venture Capital Partnership (Limited Partnership). AstraZeneca holds a 22% interest in the associate entity and contributed $1m in initial funds in 2020, with a further contribution of $45m made in 2021.

On 23 September 2021, AstraZeneca entered into an agreement with VaxEquity Limited to collaborate and develop self-amplifying RNA technology with the aim of generating treatments for target diseases. AstraZeneca has contributed $14m in initial funds and holds a 40% interest in the associate entity.

On 23 February 2018, AstraZeneca entered into an agreement with a consortium of investors to form a new, US-domiciled standalone company called Viela Bio. This agreement was to divest a number of assets in MedImmune’s non-core inflammation and autoimmunity portfolio to Viela Bio, including MEDI-551, which is an advanced Phase IIb/III asset, and a number of other clinical and pre-clinical assets. AstraZeneca contributed $142m in initial funds and held an initial 45% interest in the joint venture. Viela Bio completed an IPO on 7 October 2019 with AstraZeneca investing $8m. After the IPO, AstraZeneca’s holding was reduced to 29%. In May 2020, Viela Bio completed a follow-on financing reducing AstraZeneca’s holding to 26.7% with one member on a board size of seven. Given the shareholding and board representation, the investment was treated as an associate. In February 2021, AstraZeneca agreed to divest its 26.7% ownership in Viela Bio, as part of the acquisition of Viela Bio by Horizon Therapeutics plc. AstraZeneca received cash proceeds and profit of $776m upon closing with the profit recorded as Other operating income. Prior to divestment, the Group provided transitional research and development services to Viela Bio, comprising $nil (2020: $3m; 2019: $13m) of services provided directly by the Group and $1m (2020: $15m; 2019: $24m) of passed-through third-party costs incurred by the Group on behalf of Viela Bio.

On 27 November 2017, AstraZeneca entered into a joint venture agreement with Chinese Future Industry Investment Fund (FIIF), to discover, develop and commercialise potential new medicines to help address unmet medical needs globally, and to bring innovative new medicines to patients in China more quickly. The agreement resulted in the formation of a joint venture entity based in China, Dizal (Jiangsu) Pharmaceutical Co., Limited (Dizal). AstraZeneca contributed $55m in initial funds and held an initial 48% interest in the joint venture. An additional contribution of $25m was made in 2019. In July 2020, Dizal completed a follow-on financing reducing AstraZeneca's holding to 30%. Dizal completed an IPO in December 2021, reducing AstraZeneca’s holding to 27% with two members on a board size of eleven. Given the shareholding and board representation, the investment continues to be treated as an associate.

On 1 December 2015, AstraZeneca entered into a joint venture agreement with Fujifilm Kyowa Kirin Biologics Co., Ltd. to develop a biosimilar using the combined capabilities of the two parties. The agreement resulted in the formation of a joint venture entity based in the UK, Centus Biotherapeutics Limited (Centus). Since its establishment, AstraZeneca has contributed $130m in cash to the joint venture entity and has a 50% interest in the joint venture. At the end of the year Centus had net assets of $4m, of which AstraZeneca’s share is $2m, and the investment is held at $nil value.

On 30 April 2014, AstraZeneca entered into a joint venture agreement with Samsung Biologics Co., Ltd. to develop a biosimilar using the combined capabilities of the two parties. The agreement resulted in the formation of a joint venture entity based in the UK, Archigen Biotech Limited (Archigen). Since its establishment, AstraZeneca has contributed $131m in cash to the joint venture entity and has a 50% interest in the joint venture. At the end of the year Archigen had net assets of $3m, of which AstraZeneca’s share is $2m, and the investment is held at $nil value.

All investments are accounted for using the equity method. At 31 December 2021, unrecognised losses in associates and joint ventures totalled $73m (2020: $56m; 2019: $3m) which have not been recognised due to the investment carrying value reaching $nil value.

Aggregated summarised financial information for the associate and joint venture entities is set out below:

	2021	2020	2019
	$m	$m	$m
Non-current assets	215	324	298
Current assets	506	552	447
Total liabilities	(99)	(105)	(89)
Net assets	622	771	656
Amount attributable to AstraZeneca	65	38	64
Exchange adjustments	4	1	(6)
Carrying value of investments in associates and joint ventures	69	39	58

12 Other investments

	2021	2020	2019
	$m	$m	$m
Non-current investments
Equity securities at fair value through Other comprehensive income	1,168	1,108	1,339
Fixed income securities at fair value through profit and loss	–	–	62
Total	1,168	1,108	1,401
Current investments
Fixed income securities at fair value through profit and loss	16	118	811
Fixed deposits	53	42	38
Total	69	160	849

Other investments held at fair value through Other comprehensive income include equity securities which are not held for trading and which the Group has irrevocably elected at initial recognition to recognise in this category. Other investments held at fair value through profit and loss comprise fixed income securities that the Group holds to sell.

The fair value of listed investments is based on year end quoted market prices. Fixed deposits are held at amortised cost with carrying value being a reasonable approximation of fair value given their short-term nature.

Fair value hierarchy

The table below analyses equity securities and bonds, contained within Other investments and carried at fair value, by valuation method. The different levels have been defined as follows:

>	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
>	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
>	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	2021	2021	2020	2020	2019	2019
	FVPL	FVOCI	FVPL	FVOCI	FVPL	FVOCI
	$m	$m	$m	$m	$m	$m
Level 1	16	1,064	118	891	873	1,112
Level 2	–	–	–	–	–	–
Level 3	–	104	–	217	–	227
Total	16	1,168	118	1,108	873	1,339

During 2020, AstraZeneca sold a proportion of its equity portfolio receiving consideration of $1,381m, a large proportion of which related to the disposal of its full holding in Moderna Therapeuatics, Inc. All related gains were accounted through Other comprehensive income.

Equity securities that are analysed at Level 3 include investments in private biotech companies. In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusting as necessary for impairments and revaluations on new funding rounds, which approximates to fair value. Movements in Level 3 investments are detailed below:

	2021	2020	2019
	FVOCI	FVOCI	FVOCI
	$m	$m	$m
At 1 January	217	227	166
Additions	1	96	5
Revaluations	–	63	56
Net transfers (out)/in	(113)	(103)	2
Disposals	–	(86)	(5)
Impairments and exchange adjustments	(1)	20	3
At 31 December	104	217	227

Assets are transferred in or out of Level 3 on the date of the event or change in circumstances that caused the transfer.

13 Derivative financial instruments

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Interest rate swaps related to instruments designated at fair value through profit and loss	43	–	–	–	43
Cross currency swaps designated in a net investment hedge	4	–	–	(1)	3
Cross currency swaps designated in a cash flow hedge	4	–	–	(17)	(13)
Cross currency swaps designated in a fair value hedge[1]	10	–	–	–	10
Other derivatives	–	36	(36)	–	–
31 December 2019	61	36	(36)	(18)	43

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Interest rate swaps related to instruments designated at fair value through profit and loss	45	–	–	–	45
Cross currency swaps designated in a net investment hedge	19	–	–	(2)	17
Cross currency swaps designated in a cash flow hedge	107	43	–	–	150
Cross currency swaps designated in a fair value hedge[1]	–	43	–	–	43
Forward FX designated in a cash flow hedge[2]	–	8	(3)	–	5
Other derivatives	–	48	(30)	–	18
31 December 2020	171	142	(33)	(2)	278

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Interest rate swaps related to instruments designated at fair value through profit and loss	25	–	–	–	25
Cross currency swaps designated in a net investment hedge	62	–	–	(2)	60
Cross currency swaps designated in a cash flow hedge	–	–	–	(43)	(43)
Forward FX designated in a cash flow hedge[2]	–	13	–	–	13
Other derivatives	15	70	(79)	–	6
31 December 2021	102	83	(79)	(45)	61

1	Cross currency swaps designated in a fair value hedge refers to a cross currency interest rate swap that hedges a designated euro 300m portion of our euro 750m 0.875% 2021 non-callable bond against exposure to movements in the euro:US dollar exchange rate. The swap matured in November 2021 when the related bond matured.
2	Forward FX designated in a cash flow hedge relates to contracts hedging anticipated CNY, EUR, GBP, JPY and SEK transactions occurring in the quarter immediately after the balance sheet date.

All derivatives are held at fair value and fall within Level 2 of the fair value hierarchy as defined in Note 12, except for an equity warrant which falls within Level 3 (valued at $15m, held within Non-current assets). None of the derivatives have been reclassified in the year.

The fair value of interest rate swaps and cross currency swaps is estimated using appropriate zero coupon curve valuation techniques to discount future contractual cash flows based on rates at the current year end.

The fair value of forward foreign exchange contracts and currency options are estimated by cash flow accounting models using appropriate yield curves based on market forward foreign exchange rates at the year end. The majority of forward foreign exchange contracts for existing transactions had maturities of less than one month from year end.

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows:

			2021			2020			2019
Derivatives	(0.5)%	to	3.6%	(0.5)%	to	2.4%	(0.5)%	to	2.7%

14 Non-current other receivables

	2021	2020	2019
	$m	$m	$m
Prepayments	391	395	392
Accrued income	61	56	10
Other receivables	443	269	338
Non-current other receivables	895	720	740

Prepayments include $92m (2020: $121m; 2019: $125m) in relation to our research collaboration with Moderna. Other receivables include $nil (2020: $nil; 2019: $118m) of outstanding payments relating to the out-licence of Duaklir and Tudorza to Circassia in 2017 and $44m (2020: $56m; 2019: $53m) owed by FibroGen for promotional activity in China pursuant to the roxadustat collaboration.

15 Inventories

	2021	2020	2019
	$m	$m	$m
Raw materials and consumables	1,755	1,262	830
Inventories in process	5,216	1,331	1,272
Finished goods and goods for resale	2,012	1,431	1,091
Inventories	8,983	4,024	3,193

The Group recognised $9,640m (2020: $3,110m; 2019: $2,708m) of inventories as an expense within Cost of sales during the year.

Inventory write-offs in the year amounted to $552m (2020: $149m; 2019: $231m).

16 Current trade and other receivables

	2021	2020	2019
	$m	$m	$m
Amounts due within one year
Trade receivables	6,054	3,829	3,606
Less: Amounts provided for doubtful debts (Note 28)	(23)	(23)	(21)
	6,031	3,806	3,585
Other receivables	1,808	1,278	1,083
Prepayments	1,512	1,735	865
Government grants receivable	–	53	–
Accrued income	293	150	228
Trade and other receivables	9,644	7,022	5,761

Trade receivables includes $1,865m (2020: $1,250m; 2019: $892m) measured at FVOCI classified ‘hold to collect and sell’ as they are due from customers that the Group has the option to factor.

All other financial assets included within current Trade and other receivables are held at amortised cost with carrying value being a reasonable approximation of fair value.

17 Cash and cash equivalents

	2021	2020	2019
	$m	$m	$m
Cash at bank and in hand	1,461	1,182	755
Short-term deposits	4,868	6,650	4,614
Cash and cash equivalents	6,329	7,832	5,369
Unsecured bank overdrafts	(291)	(286)	(146)
Cash and cash equivalents in the cash flow statement	6,038	7,546	5,223

The Group holds $nil (2020: $nil; 2019: $1m) of Cash and cash equivalents which is required to meet insurance solvency, capital and security requirements.

AstraZeneca invests in constant net asset value funds and low volatility net asset value funds with same day access for subscription and redemption. These investments fail the ‘solely payments of principal and interest’ test criteria under IFRS 9. They are therefore measured at fair value through profit and loss, although the fair value will be materially the same as amortised cost.

Non-cash and other movements, within operating activities in the Consolidated Statement of Cash Flows, includes:

	2021	2020	2019
	$m	$m	$m
Changes in fair value of put option (Acerta Pharma)	–	–	172
Share-based payments charge for the period	615	277	259
Settlement of share plan awards	(570)	(349)	(323)
Pension contributions	(174)	(172)	(175)
Pension charges recorded in operating profit	136	84	59
Long-term provision charges recorded in operating profit	270	66	506
Non-cash intangible additions	–	(120)	–
Foreign exchange and other	(182)	(62)	(120)
Total operating activities non-cash and other movements	95	(276)	378

18 Assets held for sale

Assets held for sale of $368m (2020: $nil; 2019: $70m) comprise intangible assets relating to the rights to certain respiratory assets acquired from Almirall and Actavis (including Tudorza and Duaklir). AstraZeneca agreed to dispose of the global rights to Tudorza and Duaklir to Covis Pharma GmbH on 1 November 2021 with completion of the transaction subject to certain closing conditions and regulatory clearances. The associated contingent consideration liability of $126m is held within current Other payables at 31 December 2021 (see Note 20). The transaction closed and control of the assets transferred on 4 January 2022.

In 2019, Assets held for sale comprised tangible assets relating to the Boulder Manufacturing Centre, which was subsequently sold in May 2020.

19 Interest-bearing loans and borrowings

		Repayment	2021	2020	2019
		dates	$m	$m	$m
Current liabilities
Bank overdrafts		On demand	291	286	146
Other short-term borrowings excluding overdrafts			3	84	8
Bank collateral			93	288	71
Lease liabilities			233	192	188
2.375% Callable bond	US dollars	2020	–	–	1,597
0.25% Callable bond	euros	2021	–	614	–
0.875% Non-callable bond	euros	2021	–	919	–
Floating rate notes	US dollars	2022	250	–	–
2.375% Callable bond	US dollars	2022	999	–	–
Other loans (including commercial paper)		Within one year	24	3	–
Total			1,893	2,386	2,010
Non-current liabilities
Lease liabilities			754	489	487
0.25% Callable bond	euros	2021	–	–	559
0.875% Non-callable bond	euros	2021	–	–	837
Floating rate notes	US dollars	2022	–	250	250
2.375% Callable bond	US dollars	2022	–	996	996
0.3% Callable bond	US dollars	2023	1,397	–	–
2023 Floating bank loan	US dollars	2023	1,998	–	–
Floating rate notes	US dollars	2023	400	400	400
3.5% Callable bond	US dollars	2023	848	847	846
7% Guaranteed debentures	US dollars	2023	320	339	335
0.75% Callable bond	euros	2024	1,014	1,102	1,003
0.7% Callable bond	US dollars	2024	1,598	–	–
2024 Floating bank loan	US dollars	2024	1,997	–	–
3.375% Callable bond	US dollars	2025	1,988	1,985	1,983
0.7% Callable bond	US dollars	2026	1,193	1,192	–
1.2% Callable bond	US dollars	2026	1,245	–	–
3.125% Callable bond	US dollars	2027	745	744	743
1.25% Callable bond	euros	2028	896	973	885
1.75% Callable bond	US dollars	2028	1,244	–	–
4% Callable bond	US dollars	2029	994	993	992
0.375% Callable bond	euros	2029	898	–	–
1.375% Callable bond	US dollars	2030	1,292	1,291	–
2.25% Callable bond	US dollars	2031	746	–	–
5.75% Non-callable bond	pounds sterling	2031	470	475	457
6.45% Callable bond	US dollars	2037	2,724	2,722	2,721
4% Callable bond	US dollars	2042	988	988	987
4.375% Callable bond	US dollars	2045	980	980	980
4.375% Callable bond	US dollars	2048	737	737	737
2.125% Callable bond	US dollars	2050	486	486	–
3% Callable bond	US dollars	2051	734	–	–
Other loans	US dollars		202	5	19
Total			28,888	17,994	16,217
Total interest-bearing loans and borrowings[1,2]			30,781	20,380	18,227

1	All loans and borrowings above are unsecured apart from $24m of current and $188m of non-current in 2021, both included within Other loans.
2	The $2bn USD 2023 floating rate loan and $2bn USD 2024 floating rate loan pay interest linked to 1 month LIBOR. The Group has the right to switch these loans to compounded daily USD Secured Overnight Funding Rate (SOFR) with five days notice. The loans will automatically switch to compounded SOFR on 30 June 2023 if the Group has not already switched before this date. All other floating rate debt is not impacted by LIBOR reference as it either uses non-LIBOR fixings or will mature before the relevant LIBOR rate is withdrawn.

	Total	Total	Total
	loans and	loans and	loans and
	borrowings	borrowings	borrowings
	2021	2020	2019
	$m	$m	$m
At 1 January	20,380	18,227	19,113
Adoption of new accounting standards – Lease liabilities	–	–	720
Changes from financing cash flows
Issue of loans and borrowings	12,929	2,968	500
Repayment of loans and borrowings	(4,759)	(1,609)	(1,500)
Movement in short-term borrowings	(276)	288	(516)
Repayment of obligations under leases	(240)	(207)	(186)
Total changes in cash flows arising on financing activities from borrowings	7,654	1,440	(1,702)
Movement in overdrafts	31	138	(13)
New lease liabilities	503	174	173
Additions through business combinations	2,523	–	–
Exchange	(378)	363	(62)
Other movements	68	38	(2)
At 31 December	30,781	20,380	18,227

Set out below is a comparison by category of carrying values and fair values of all the Group’s interest-bearing loans and borrowings:

	Instruments in a		Instruments		Instruments		Total
	fair value hedge		designated		designated in	Amortised	carrying	Fair
	relationship	[1]	at fair value	[2]	cash flow hedge	cost	value	value
	$m		$m		$m	$m	$m	$m
2019
Overdrafts	–		–		–	146	146	146
Lease liabilities due within one year	–		–		–	188	188	188
Lease liabilities due after more than one year	–		–		–	487	487	487
Loans due within one year	–		–		–	1,676	1,676	1,684
Loans due after more than one year	339		335		2,447	12,609	15,730	18,044
Total at 31 December 2019	339		335		2,447	15,106	18,227	20,549
2020
Overdrafts	–		–		–	286	286	286
Lease liabilities due within one year	–		–		–	192	192	192
Lease liabilities due after more than one year	–		–		–	489	489	489
Loans due within one year	371		–		614	923	1,908	1,922
Loans due after more than one year	–		339		2,075	15,091	17,505	20,936
Total at 31 December 2020	371		339		2,689	16,981	20,380	23,825
2021
Overdrafts	–		–		–	291	291	291
Lease liabilities due within one year	–		–		–	233	233	233
Lease liabilities due after more than one year	–		–		–	754	754	754
Loans due within one year	–		–		–	1,369	1,369	1,378
Loans due after more than one year	–		320		1,910	25,904	28,134	30,596
Total at 31 December 2021	–		320		1,910	28,551	30,781	33,252

1	Instruments designated as hedged items in a fair value hedge relationship relate to a designated euro 300m portion of our euro 750m 0.875% 2021 non-callable bond which matured on 24 November 2021. The accumulated amount of fair value hedge adjustments to the bond was a loss of $10m.
2	Instruments designated at fair value through profit or loss include the US dollar 7% guaranteed debentures repayable in 2023.

The fair value of fixed-rate publicly traded debt is based on year end quoted market prices; the fair value of floating rate debt is nominal value, as mark-to-market differences would be minimal given the frequency of resets. The carrying value of loans designated at fair value through profit or loss is the fair value; this falls within the Level 1 valuation method as defined in Note 12. For loans designated in a fair value hedge relationship, carrying value is initially measured at fair value and remeasured for fair value changes in respect of the hedged risk at each reporting date. All other loans are held at amortised cost. Fair values, as disclosed in the table above, are all determined using the Level 1 valuation method as defined in Note 12, with the exception of overdrafts and lease liabilities, where fair value approximates to carrying values.

During the year, changes to credit risk caused minimal changes to the fair value of bonds designated at fair value through profit or loss. A gain of $29m has been made on these bonds since designation due to increased credit risk. Under IFRS 9, the Group records the component of fair value changes relating to the component of own credit risk through Other comprehensive income. Changes in credit risk had no material effect on any other financial assets and liabilities recognised at fair value in the Group Financial Statements. The change in fair value attributable to changes in credit risk is calculated as the change in fair value not attributable to market risk. The amount payable at maturity on bonds designated at fair value through profit or loss is $287m.

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows:

			2021			2020			2019
Loans and borrowings	0.1%	to	0.6%	(0.5)%	to	0.1%	(0.5)%	to	1.6%

20 Trade and other payables

	2021	2020	2019
	$m	$m	$m
Current liabilities
Trade payables	2,824	2,350	1,774
Value-added and payroll taxes and social security	463	390	323
Rebates, chargebacks, returns and other revenue accruals	5,298	4,772	4,410
Clinical trial accruals	1,047	699	736
Other accruals	5,649	3,905	4,026
Collaboration Revenue contract liabilities	12	12	28
Vaccine contract liabilities	1,003	1,616	–
Deferred government grant income	67	253	–
Contingent consideration	849	647	897
Acerta Pharma share purchase liability (Note 26)	920	–	–
Other payables	806	1,141	1,793
Total	18,938	15,785	13,987
Non-current liabilities
Accruals	25	56	34
Collaboration Revenue contract liabilities	26	38	50
Contingent consideration	2,016	2,676	3,242
Acerta Pharma share purchase/put option liability (Note 26)	1,538	2,297	2,146
Other payables	1,328	1,017	819
Total	4,933	6,084	6,291

Included within Rebates, chargebacks, returns and other revenue accruals are contract liabilities of $99m (2020: $77m; 2019: $97m). The revenue recognised in the year for contract liabilities is $70m, comprising $58m relating to other revenue accruals and $12m Collaboration Revenue contract liabilities. Significant markets where Rebates, chargebacks, returns and other revenue accruals are seen relate to the US where the liability at 31 December 2021 amounted to $3,172m (2020: $3,126m; 2019: $3,385m) and China where the liability at 31 December 2021 amounted to $814m (2020: $740m; 2019: $452m).

Trade payables includes $44m (2020: $248m; 2019: $492m) due to suppliers that have signed up to a supply chain financing programme, under which the suppliers can elect on an invoice-by-invoice basis to receive a discounted early payment from the relationship bank rather than being paid in line with the agreed payment terms. If the option is taken, the Group’s liability is assigned by the supplier to be due to the relationship bank rather than the supplier. The value of the liability payable by the Group remains unchanged. The Group assesses the arrangement against indicators to assess if debts, which vendors have sold to the funder under the supplier financing scheme, continue to meet the definition of trade payables or should be classified as borrowings. At 31 December 2021, the payables met the criteria of Trade payables.

Vaccine contract liabilities relate to amounts received from customers, primarily government bodies, in advance of supply of product. Substantially all of the Vaccine contract liabilities are expected to be recognised as revenue during the next financial year. The revenue recognised in the year related to Vaccine contract liabilities held at the beginning of the year was $1,389m.

Deferred government grant income relates to government grants received or receivable but for which the related expenses have not been incurred.

Included within current Other payables are liabilities to Daiichi Sankyo totalling $nil (2020: $146m; 2019: $795m) resulting from the collaboration agreement in relation to Enhertu entered into in March 2019 and $324m (2020: $324m; 2019: $nil) in relation to DS-1062 entered into in July 2020. Additionally, included within non-current Other payables are liabilities totalling $100m (2020: $100m; 2019: $241m) as a result of the Enhertu collaboration agreement and $nil (2020: $323m; 2019: $nil) as a result of the DS-1062 collaboration agreement.

In November 2020, Calquence received marketing approval in the EU, which removed all remaining conditionality in respect of the Acerta Pharma put and call options regarding the non-controlling interest; the option was exercised in April 2021 (see Note 26). Based on the latest assessment of the expected timing and amount of the Acerta Pharma put option redemption, no remeasurement was required in 2021 or in 2020. In 2019, remeasurement of the liability resulted in an increase in the liability for the year before the effect of interest costs, with the remeasurement taken to Selling, general and administrative expense (see Note 2). In October 2019, an amendment to the share purchase and option agreement (SPOA) with the sellers of Acerta Pharma (originally entered into in December 2015) came into effect, changing certain terms of the SPOA on both the timing and also reducing the maximum consideration that would be required to be made to acquire the remaining outstanding shares of Acerta Pharma if the options were exercised. The payments will be made in similar annual instalments commencing at the earliest from 2022 through to 2024. The changes to the terms have been reflected in the assumptions used to calculate the amortised cost of the liability as at 31 December 2021 of $2,458m (2020: $2,297m; 2019: $2,146m). Interest arising from amortising the liability is included within Finance expense (see Note 3). The associated cash flows will be disclosed as financing activities within the Consolidated Statement of Cash Flows.

With the exception of Contingent consideration payables of $2,865m (2020: $3,323m; 2019: $4,139m) which are held at fair value within Level 3 of the fair value hierarchy as defined in Note 12, all other financial liabilities are held at amortised cost with carrying value being a reasonable approximation of fair value.

Contingent consideration

	2021	2020	2019
	$m	$m	$m
At 1 January	3,323	4,139	5,106
Settlements	(643)	(822)	(709)
Revaluations	14	(272)	(614)
Reclassification to Other payables	(55)	–	–
Discount unwind (Note 3)	226	278	356
At 31 December	2,865	3,323	4,139

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

Revaluations of Contingent consideration are recognised in Selling, general and administrative expense and include an increase of $42m in 2021 (2020: a decrease of $51m; 2019: a decrease of $516m) based on revised milestone probabilities, and revenue and royalty forecasts, relating to the acquisition of BMS’s share of the Global Diabetes Alliance. Discount unwind on the liability is included within Finance expense (see Note 3).

The discount rate used for the Contingent consideration balances range from 3% to 9%. The most significant Contingent consideration balance is the Global Diabetes Alliance and this is discounted at 8%.

Management has identified that reasonably possible changes in certain key assumptions, including the likelihood of achieving successful trial results, obtaining regulatory approval, the projected market share of the therapy area and expected pricing for launched products, may cause the calculated fair value of the above contingent consideration to vary materially in future years.

The contingent consideration balance relating to BMS’s share of Global Diabetes Alliance of $2,544m (2020: $2,932m; 2019: $3,300m) would increase/decrease by $254m with an increase/decrease in sales of 10% as compared with the current estimates.

The maximum development and sales milestones payable under outstanding Contingent consideration arrangements arising on business combinations are as follows:

		Nature of	Maximum future milestones
Acquisitions	Year	contingent consideration	$m
Spirogen	2013	Milestones	180
Amplimmune	2013	Milestones	150
Almirall[1]	2014	Milestones and royalties	420

1	These contingent consideration liabilities have been designated as the hedge instrument in a net investment hedge of foreign currency risk arising on the Group’s underlying US dollar net investments held in non-US dollar denominated subsidiaries. Exchange differences on the retranslation of the contingent consideration liability are recognised in Other comprehensive income to the extent that the hedge is effective. Any ineffectiveness is taken to profit.

The amount of royalties payable under the arrangements is inherently uncertain and difficult to predict, given the direct link to future sales and the range of outcomes. The maximum amount of royalties payable in each year is with reference to net sales.

21 Provisions

			Employee		Other
	Severance	Environmental	benefits	Legal	provisions	Total
	$m	$m	$m	$m	$m	$m
At 1 January 2019	226	97	119	198	251	891
Charge for year	158	31	18	618	236	1,061
Cash paid	(115)	(39)	(13)	(147)	(24)	(338)
Reversals	(30)	(1)	–	(28)	(17)	(76)
Exchange and other movements	2	8	6	1	9	26
At 31 December 2019	241	96	130	642	455	1,564
Transfers in	–	–	–	–	258	258
Charge for year	116	34	15	16	95	276
Cash paid	(62)	(30)	(48)	(295)	(56)	(491)
Reversals	(89)	–	(2)	(14)	(27)	(132)
Exchange and other movements	8	–	33	(1)	45	85
At 31 December 2020	214	100	128	348	770	1,560
Additions through business combinations (Note 27)	–	–	41	73	27	141
Charge for year	238	23	46	109	456	872
Cash paid	(172)	(32)	(49)	(285)	(84)	(622)
Reversals	(62)	–	–	(5)	(175)	(242)
Exchange and other movements	(6)	(1)	29	(1)	(6)	15
At 31 December 2021	212	90	195	239	988	1,724

	2021	2020	2019
	$m	$m	$m
Due within one year	768	976	723
Due after more than one year	956	584	841
Total	1,724	1,560	1,564

Severance provisions arise predominantly in connection with global restructuring initiatives which involve rationalisation of the global supply chain, the sales and marketing organisation, IT and business support infrastructure, and R&D.

During 2021, in conjunction with the acquisition of Alexion, the enlarged Group has initiated a comprehensive Post Alexion Acquisition Group Review, aimed at integrating systems, structure and processes, optimising the global footprint and prioritising resource allocations and investments. The Group has also continued to progress other legacy restructuring programmes, including the Global Post-Pandemic New Ways of Working programme that was initiated in 2020 in response to the changing business environment, accelerated by the COVID-19 pandemic.

Employee costs in connection with the initiatives are recognised in severance provisions when a detailed formal plan has been communicated to those employees affected. Final severance costs are often subject to the completion of the requisite consultations on the areas impacted, with the majority of the cost expected to be paid within one year. AstraZeneca endeavours to support employees affected by restructuring initiatives to seek alternative roles within the organisation. Where the employee is successful, any severance provisions will be released.

Details of the Environmental and Legal provisions totalling $90m (2020: $100m; 2019: $96m) and $239m (2020: $348m; 2019: $642m), respectively, and ongoing matters are provided in Note 30. The legal issues are often subject to substantial uncertainties with regard to the timing and final amounts of any payments. As such, once established these provisions remain in Provisions until settlement is reached and uncertainty resolved, with no transfer to Trade and other payables prior to payment. A significant proportion of the total legal provision relates to matters settled, but not paid, in previous periods. These uncertainties can also cause reversal in previously established provisions once final settlement is reached.

The majority of Employee benefit provisions relate to Executive Deferred Compensation Plans.

Other provisions comprise amounts relating to specific contractual or constructive obligations and disputes. Included within Other provisions are amounts associated with long-standing product liability settlements that arose prior to the merger of Astra and Zeneca, which given the nature of the provision, the amounts are expected to be settled over many years. Also included in Other provisions is an amount of $185m (2020: $258m; 2019: $nil), in relation to third-party liability and other risks (including incurred but not yet reported claims) arising on the Group's captive insurance arrangements. The Group revised its presentation of these provisions in 2020; prior to this, the balance had been presented within current Other payables. The claims are considered to be uncertain as to timing and amount and therefore treatment as a provision was deemed more appropriate. Charges to Other provisions in 2021 include $243m in relation to the Post Alexion Acquisition Group Review restructuring programme.

No provision has been released or applied for any purpose other than that for which it was established.

22 Post-retirement and other defined benefit schemes

Background

This section predominantly covers defined benefit arrangements like post retirement pension and medical plans which make up the vast bulk of the Group’s liabilities. However, it also incorporates other benefits which fall under IAS 19 rules and which require an actuarial valuation, including but not limited to: Lump Sum plans, Long Service Awards and defined contribution pension plans which have some defined benefit characteristics (e.g. a minimum guaranteed level of benefit).

The Group and most of its subsidiaries offer retirement plans which cover the majority of employees. The Group’s policy is to provide defined contribution (DC) orientated pension provision to its employees unless otherwise compelled by local regulation. As a result, many of these retirement plans are DC, where the Group contribution and resulting charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK, the US and Sweden, are defined benefit (DB), where benefits are based on employees’ length of service and linked to their salary. The major DB plans are largely legacy arrangements as they have been closed to new entrants since 2000, apart from the collectively bargained Swedish plan (which is still open to employees born before 1979). During 2010, following consultation with its UK employees’ representatives, the Group introduced a freeze on pensionable pay at 30 June 2010 levels for DB members of the UK Pension Fund. The number of active members in the Fund continues to decline and is now 497 employees. In November 2017, the Group closed the qualified and non-qualified US DB pension plans to future accrual (and removed any salary link) from 31 December 2017.

The major DB plans are funded through separate, fiduciary-administered assets. The cash funding of the plans, which may from time to time involve special Group payments, is designed, in consultation with independent qualified actuaries, to ensure that the assets are sufficient to meet future obligations as and when they fall due. The funding level is monitored by the Group and local fiduciaries, who take into account the strength of the Group’s covenant, local regulation, cash flows, and the solvency and maturity of the pension scheme.

Financing Principles and Funding Framework

Ninety per cent of the Group’s total DB obligations (or 71% of net obligations) at 31 December 2021 are in schemes within the UK, the US and Sweden. In these countries, the pension obligations are funded in line with the Group’s financing principles, as disclosed in prior years. There were no fundamental changes to these principles during 2021.

The Group has developed a long-term funding framework to implement these principles. This framework targets either full funding on a low-risk funding measure or buy-out with an external insurer as the pension funds mature, with affordable long-term de-risking of investment strategy along the way. Unless local regulation dictates otherwise, this framework determines the cash contributions payable.

UK

The UK Pension Fund represents approximately 61% of the Group’s DB obligations at 31 December 2021. The financing principles are modified in light of the UK regulatory requirements (summarised below) and resulting discussions with the Trustee.

Role of Trustee and Regulation

The UK Pension Fund is governed and administered by a corporate Trustee which is legally separate from the Group. The Trustee Directors are comprised of representatives appointed by both the employer and employees and include an independent professional Trustee Director. The Trustee Directors are required by law to act in the interest of all relevant beneficiaries and are responsible in particular for investment strategy and the day-to-day administration of the benefits. They are also responsible for jointly agreeing with the employer the level of contributions due to the UK Pension Fund.

The UK pensions market is regulated by The Pensions Regulator whose statutory objectives and regulatory powers are described on its website, www.thepensionsregulator.gov.uk.

The Pension Scheme Act 2021 became effective in the UK from 1 October 2021. A section of this Act places additional legal requirements on companies who sponsor UK defined benefit pension schemes, with a focus on the ongoing security of these benefits. The Group has considered the implications of the Act and developed a framework to ensure it meets its responsibilities on an ongoing basis.

There have been two UK High Court Rulings relating to Guaranteed Minimum Pensions (GMP) equalisation in 2018 and 2020. Following the publication of guidance around implementation in 2021, the Trustee, with input from the Group, has begun the process of equalising benefits, with implementation likely to be in 2023. An estimate of the impact of these changes has already been recognised in 2018 and 2020.

Funding requirements

UK legislation requires that DB pension schemes are funded prudently. On a triennial basis, the Trustee and the Group must agree on a set of assumptions used to value the liabilities as a part of an actuarial valuation. Together with the asset valuation, this facilitates the calculation of a funding level and of the contributions required (if any) to ensure the UK Pension Fund is fully funded over an appropriate time period and on a suitably prudent measure. The technical provisions assumptions used to value the liabilities for the triennial actuarial valuation are usually set more prudently than the assumptions used to prepare an accounting valuation of the liabilities, which are set under IAS 19 rules to be a ‘best estimate’.

The last full actuarial valuation of the UK Pension Fund was carried out by a qualified actuary as at 31 March 2019. It was finalised in June 2020 and in early 2021, the Pensions Regulator acknowledged the outcome and no issues were raised. The funding assumptions used in this actuarial valuation were set out in the Group’s prior year report. The next actuarial valuation is due to take place as at 31 March 2022, with a likely timescale for completion in early to mid-2023.

Aspects of the triennial actuarial valuation are governed by a long-term funding agreement, effective since October 2016 and which sets out a path to full funding on a low-risk measure. Under this agreement, if a deficit exists, the Group will grant a charge in favour of the Trustee over land and buildings on the Cambridge Biomedical Campus, effective upon practical completion of the site, or from 30 September 2022 (whichever is earlier).

This charge is not currently in force. When effective, the charge would only crystallise in the event of the Group’s insolvency. This charge will provide long-term security in respect of future UK Pension Fund contributions and will be worth up to £350m.

In relation to deficit recovery contributions, a lump sum contribution of £39m was made in March 2021, with a further £39m contribution due before 31 March 2022. In addition, a contribution of £29m was also made in March 2021, with a final contribution of £30m due before 31 March 2022, in relation to part payment of the deferred contribution explained below.

During 2017, the Group provided a letter of credit to the Trustee, to underwrite the deferral of an additional deficit recovery contribution of approximately £126m which was due in 2017. This contribution will be paid in five instalments (with interest) from March 2018 to March 2022 and to date, four instalments have been paid. The letter of credit underwriting these payments will reduce in value as each annual payment is made.

Under the governing documentation of the UK Pension Fund, any future surplus in the Fund would be returnable to the Group by refund assuming gradual settlement of the liabilities over the lifetime of the Fund. In particular, the Trustee has no unilateral right to wind up the Fund without Company consent nor does it have the power to unilaterally use surplus to augment benefits prior to wind-up. As such, there are no adjustments required in respect of IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’.

On current bases, it is expected that ongoing contributions (excluding those in respect of past service deficit contributions) during the year ending 31st December 2022 for the UK scheme will be approximately $19m.

United States and Sweden

The US and Sweden plans account for 11% and 18%, respectively, of the Group’s defined benefit obligations. The US and Sweden pension plans are governed by Fiduciary Bodies with responsibility for the investment policies of the assets. These plans are funded in line with the Group’s financing principles and local regulations.

The US defined benefit pension plans were actuarially revalued at 31 December 2021, when plan obligations were $1,257m and plan assets were $1,198m. This includes obligations in respect of the non-qualified plan which is unfunded. The qualified US pension plan is fully funded on an IAS 19 basis and has a positive funding balance on the local statutory measure. As such, no contributions are required, and the investment strategy is largely de-risked.

The Swedish defined benefit pension plans were actuarially valued at 31 December 2021, when plan obligations were estimated to amount to $2,373m and plan assets were $1,234m. It should be noted that the Swedish plans have a funding surplus on the local GAAP accounting basis and this influences contribution policy. A deficit recovery contribution of $39m is expected to be paid in 2022.

On current bases, it is expected that ongoing contributions (excluding those in respect of past service deficit contributions) during the year ending 31 December 2022 for the United States and Sweden will be approximately $10m.

Other defined benefit plans

The Group provides benefit plans other than pensions which have to be reported under IAS 19. These include Lump Sum plans, Long Service Awards and defined contribution pension plans which have a guaranteed minimum benefit. However, the largest category of these ‘other’ non-pension plans are healthcare benefits.

In the US, and to a lesser extent in certain other countries, the Group’s employment practices include the provision of healthcare and life assurance benefits for eligible retired employees. As at 31 December 2021, some 2,831 retired employees and covered dependants currently benefit from these provisions and some 1,691 current employees will be eligible on their retirement. The Group accrues for the present value of such retiree obligations over the working life of the employee. In practice, these benefits will be funded with reference to the financing principles.

In the US, there was a change to the level of benefit provision for members aged 65 and over within the Group’s healthcare plans, effective from 1 January 2021. The changes were communicated to the membership in September 2020 and resulted in an estimated liability reduction of $64m which was recognised as a past service credit for the year ending 31 December 2020. Following these changes, the plans became fully funded on an IAS 19 basis and are projected to have a small surplus. As a result, the investment strategy has been fully de-risked.

The cost of post-retirement benefits other than pensions for the Group in 2021 was $1m (2020: $1m; 2019: $3m). Plan assets were $215m and plan obligations were $170m at 31 December 2021. These benefit plans have been included in the disclosure of post-retirement benefits under IAS 19.

Financial assumptions

Qualified independent actuaries have updated the actuarial valuations under IAS 19 for the major defined benefit schemes operated by the Group to 31 December 2021. The assumptions used may not necessarily be borne out in practice, due to the inherent financial and demographic uncertainty associated with making long-term projections. These assumptions reflect the changes which have the most material impact on the results of the Group and were as follows:

				2020
	UK	US	Sweden	Rest of Group[4]
Inflation assumption	2.9%	–	1.5%	1.6%
Rate of increase in salaries	– [1]	–	3.0%	3.1%
Rate of increase in pensions in payment	2.8%	–	1.5%	1.6%
Discount rate – defined benefit obligation	1.4%	2.5%	1.2%	0.7%
Discount rate – interest cost	1.1%	1.8%	1.0%	0.5%
Discount rate – service cost	1.4%	1.7%	1.2%	0.8%

				2021
	UK	US	Sweden	Rest of Group[4]
Inflation assumption	3.3%	–	2.3%	2.2%
Rate of increase in salaries	– [1]	–	3.8%	3.7%
Rate of increase in pensions in payment	3.1%	–	2.3%	2.2%
Discount rate – defined benefit obligation[2]	1.9%	2.8%	1.8%	1.2%
Discount rate – interest cost[3]	1.9%	2.2%	1.6%	1.0%
Discount rate – service cost[3]	1.9%	n/a %	1.9%	1.4%

1	Pensionable pay frozen at 30 June 2010 levels following UK fund changes.
2	Group defined benefit obligation as at 31 December 2021 calculated using discount rates based on market conditions as at 31 December 2021.
3	2021 interest costs and service costs calculated using discount rates based on market conditions as at 31 December 2020.
4	Rest of Group reflects the assumptions in Germany as these have the most material impact on the Group.

The weighted average duration of the post-retirement scheme obligations is approximately 16 years in the UK, 11 years in the US, 19 years in Sweden and 17 years for the Rest of the Group (including Germany).

Demographic assumptions

The mortality assumptions are based on country-specific mortality tables. These are compared to actual experience and adjusted where sufficient data are available. Additional allowance for future improvements in life expectancy is included for all major schemes where there is credible data to support a continuing trend.

The table below illustrates life expectancy assumptions at age 65 for male and female members retiring in 2021 and male and female members expected to retire in 2041 (2020: 2020 and 2040 respectively).

	Life expectancy assumption for a male member retiring at age 65				Life expectancy assumption for a female member retiring at age 65
Country	2021	2041	2020	2040	2021	2041	2020	2040
UK	22.5	23.7	22.4	23.7	23.9	25.2	23.9	25.1
US	21.9	23.2	21.8	24.5	23.3	24.9	23.2	26.1
Sweden	21.9	23.6	21.9	23.6	24.5	25.6	24.5	25.6

In the UK, the Group adopted the CMI 2020 Mortality Projections Model with a 1% long-term improvement rate. No other demographic assumptions have changed since they were updated in 2019 following the actuarial valuation. The Group has continued to assume that 30% of members (2020: 30%) will transfer out of the defined benefit section of the AstraZeneca Pension Fund at the point of retirement.

The assumption used for the US plans was updated in 2021 to use the mortality tables (MP-2021) that were published during the year.

Risks associated with the Group’s defined benefit pension schemes

The UK defined benefit plan accounts for 61% of the Group’s defined benefit obligations and exposes the Group to a number of risks, the most significant of which are:

Risk	Description	Mitigation
Volatile asset returns

The Defined Benefit Obligation (DBO) is calculated using a discount rate set with reference to AA-rated corporate bond yields; asset returns that differ from the discount rate will create an element of volatility in the solvency ratio. The UK Pension Fund holds a significant proportion of assets (around 72.5%) in a growth portfolio. Although these growth assets are expected to outperform AA-rated corporate bonds in the long term, they can lead to volatility and mismatching risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given the UK Pension Fund’s long-term objectives.

In order to mitigate investment risk, the Trustee invests in a suitably diversified range of asset classes, return drivers and investment managers. The investment strategy will evolve to further improve the expected risk/return profile as opportunities arise.

The Trustee has hedged approximately 75% of unintended non-sterling, overseas currency risk within the UK Pension Fund assets.

Changes in bond yields	A decrease in corporate bond yields will increase the present value placed on the DBO for accounting purposes.

The interest rate hedge of the UK Pension Fund is implemented via holding gilts and swaps of appropriate duration and set at approximately 96% of total assets and protects to some degree against falls in long-term interest rates (approximately 91% hedged at the end of 2020).

There are some differences in the bonds and instruments held by the UK Pension Fund to hedge interest rate risk on the statutory and long-term funding basis (gilts and swaps) and the bonds analysed to set the DBO discount rate on an accounting basis (AA corporate bonds). As such, there remains some mismatching risk on an accounting basis should yields on gilts and swaps diverge compared to AA corporate bonds.

Inflation risk

The majority of the DBO is indexed in line with price inflation (mainly inflation as measured by the UK Retail Price Index (RPI) but also for some members a component of pensions is indexed by the UK Consumer Price Index (CPI)) and higher inflation will lead to higher liabilities (although, in most cases, this is capped at an annual increase of 5%). It was confirmed in November 2020, the intention to align RPI with Consumer Price Index including Housing (CPIH) from 2030. Other things being equal, this will lead to lower liability valuations.

The UK Pension Fund holds RPI index-linked gilts and derivative instruments such as swaps. The inflation hedge of the UK Pension Fund is set at approximately 76% of total assets and protects to some degree against higher-than-expected inflation increases on the DBO (approximately 83% hedged at the end of 2020). There is a framework in place to gradually increase the level of inflation hedging to 100% of assets over time, via a combination of liability management exercises and additional market-based hedging.

Life expectancy	The majority of the UK Pension Fund’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

The UK Pension Fund entered into a longevity swap during 2013 which provides hedging against the longevity risk of increasing life expectancy over the next 75 years for around 10,000 of the UK Pension Fund’s current pensioners and covers $2.4bn of the UK Pension Fund’s liabilities. A one-year increase in life expectancy would result in a $390m increase in pension fund obligations, which would be partially offset by a $203m increase in the value of the longevity swap and hence the pension fund assets. The impact of the COVID-19 pandemic on long-term mortality assumptions is not yet known. The Group will conduct a mortality review once robust data is available.

Other risks

There are a number of other risks of administering the UK Pension Fund including counterparty risks from using derivatives (mitigated by using a specialist investment manager to oversee a diversified range of counterparties of high standing and ensuring positions are collateralised daily). Furthermore, there are operational risks (such as paying out the wrong benefits) and legislative risks (such as the government increasing the burden on companies through new legislation). These are mitigated so far as possible via the governance structure in place which oversees and administers the pension funds.

The Group’s pension plans in the US and Sweden also manage these key risks, where they are relevant, in a similar way, with the local fiduciary bodies investing in a diversified manner and employing a framework to hedge interest rate risk.

Local fiduciary boards are aware of Environmental, Social and Governance (ESG) risks as they pertain to investment policy, and where local regulation allows, have policies in place to monitor and manage such risks and comply with local legislation and disclosure requirements.

Assets and obligations of defined benefit schemes

The assets and obligations of the defined benefit schemes operated by the Group at 31 December 2021, as calculated in accordance with IAS 19, are shown below. The fair values of the schemes’ assets are not intended to be realised in the short term and may be subject to significant change before they are realised. The present value of the schemes’ obligations is derived from cash flow projections over long periods and is therefore inherently uncertain.

Scheme assets

											2020
		UK		US		Sweden		Rest of Group		Total
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Government bonds[1]	1,929	–	321	–	–	–	52	–	2,302	–	2,302
Corporate bonds[2]	–	–	878	–	–	–	30	–	908	–	908
Derivatives[3]	–	(170)	–	–	–	333	1	–	1	163	164
Investment funds: Listed Equities[4]	–	1,771	93	90	–	119	72	5	165	1,985	2,150
Investment funds: Absolute Return/Multi Strategy[4]		2,463	–	72	–	668	12	–	12	3,203	3,215
Investment funds: Corporate Bonds/Credit[4]	–	969	–	80	–	211	39	12	39	1,272	1,311
Cash and cash equivalents	64	153	31	–	–	7	–	4	95	164	259
Other	–	–	–	5	–	–	(1)	355	(1)	360	359
Total fair value of scheme assets[5]	1,993	5,186	1,323	247	–	1,338	205	376	3,521	7,147	10,668

											2021
		UK		US		Sweden		Rest of Group		Total
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Government bonds[1]	2,500	–	303	–	–	–	75	–	2,878	–	2,878
Corporate bonds[2]	–	–	877	–	–	–	16	–	893	–	893
Derivatives[3]	–	(237)	2	(1)	–	259	(1)	–	1	21	22
Investment funds: Listed Equities[4]	–	1,427	–	–	–	134	55	6	55	1,567	1,622
Investment funds: Absolute Return/Multi Strategy[4]	–	2,342	–	–	–	647	8	–	8	2,989	2,997
Investment funds: Corporate Bonds/Credit[4]	–	1,006	–	–	–	192	53	11	53	1,209	1,262
Cash and cash equivalents	34	261	227	–	–	2	–	2	261	265	526
Other	–	–	–	5	–	–	1	358	1	363	364
Total fair value of scheme assets[5]	2,534	4,799	1,409	4	–	1,234	207	377	4,150	6,414	10,564

1	Predominantly developed markets in nature.
2	Predominantly developed markets in nature and investment grade (AAA-BBB).
3	Includes interest rate swaps, inflation swaps, longevity swap, equity total return swaps and other contracts. More detail is given in the section Risks associated with the Group’s defined benefit pensions on page 171. Valuations are determined by independent third parties.
4	Investment Funds are pooled, commingled vehicles, whereby the pension scheme owns units in the fund, alongside other investors. The pension schemes invest in a number of Investment Funds, including Listed Equities (primarily developed markets with some emerging markets), Corporate Bonds/Credit (a range of investment grade and non-investment grade credit) and Absolute Return/Multi Strategy (multi-asset exposure both across and within traditional and alternative asset classes). The price of the funds is set by independent administrators/custodians employed by the investment managers and based on the value of the underlying assets held in the fund. Details of pricing methodology is set out within internal control reports provided for each fund. Prices are updated daily, weekly or monthly depending upon the frequency of the fund’s dealing.
5	Included in scheme assets is $nil (2020: $nil) of the Group’s own assets.

Scheme obligations

					2020
	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m
Present value of scheme obligations in respect of:
Active membership	(598)	(99)	(953)	(468)	(2,118)
Deferred membership	(1,887)	(787)	(783)	(504)	(3,961)
Pensioners	(5,940)	(715)	(789)	(347)	(7,791)
Total value of scheme obligations	(8,425)	(1,601)	(2,525)	(1,319)	(13,870)

					2021
	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m
Present value of scheme obligations in respect of:
Active membership	(532)	(81)	(926)	(523)	(2,062)
Deferred membership	(1,709)	(693)	(718)	(465)	(3,585)
Pensioners	(5,700)	(630)	(729)	(312)	(7,371)
Total value of scheme obligations	(7,941)	(1,404)	(2,373)	(1,300)	(13,018)

Net deficit in the scheme

					2020
	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m
Total fair value of scheme assets	7,179	1,570	1,338	581	10,668
Total value of scheme obligations	(8,425)	(1,601)	(2,525)	(1,319)	(13,870)
Deficit in the scheme as recognised in the Consolidated Statement of Financial Position	(1,246)	(31)	(1,187)	(738)	(3,202)

					2021
	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m
Total fair value of scheme assets	7,333	1,413	1,234	584	10,564
Total value of scheme obligations	(7,941)	(1,404)	(2,373)	(1,300)	(13,018)
Deficit in the scheme as recognised in the Consolidated Statement of Financial Position	(608)	9	(1,139)	(716)	(2,454)

Fair value of scheme assets

					2021					2020
	UK	US	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At beginning of year	7,179	1,570	1,338	581	10,668	6,464	1,506	1,123	512	9,605
Interest income on scheme assets	75	27	12	4	118	111	39	14	5	169
Expenses	(7)	–	–	–	(7)	(6)	(2)	–	(1)	(9)
Actuarial gains/(losses)	372	(22)	62	3	415	501	148	84	27	760
Exchange and other adjustments	(77)	(5)	(132)	1	(213)	299	–	162	38	499
Employer contributions	122	19	5	28	174	131	14	2	25	172
Participant contributions	2	–	–	2	4	2	–	–	2	4
Benefits paid	(333)	(176)	(51)	(35)	(595)	(323)	(135)	(47)	(27)	(532)
Scheme assets’ fair value at end of year	7,333	1,413	1,234	584	10,564	7,179	1,570	1,338	581	10,668

The actual return on the plan assets was a gain of $533m (2020: gain of $929m).

Movement in post-retirement scheme obligations

					2021					2020
	UK	US	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Present value of obligations in scheme at beginning of year	(8,425)	(1,601)	(2,525)	(1,319)	(13,870)	(7,580)	(1,592)	(2,160)	(1,080)	(12,412)
Current service cost	(18)	(2)	(69)	(34)	(123)	(18)	(1)	(59)	(26)	(104)
Past service (cost)/credit	(4)	–	(1)	–	(5)	(9)	64	(2)	(24)	29
Participant contributions	(2)	–	–	(2)	(4)	(2)	–	–	(2)	(4)
Benefits paid	333	176	51	35	595	323	135	47	27	532
Interest expense on post-retirement scheme obligations	(87)	(28)	(22)	(8)	(145)	(130)	(40)	(26)	(10)	(206)
Actuarial gains/(losses)	199	46	(43)	9	211	(637)	(167)	(28)	(96)	(928)
Exchange and other adjustments	63	5	236	19	323	(372)	–	(297)	(108)	(777)
Present value of obligations in scheme at end of year	(7,941)	(1,404)	(2,373)	(1,300)	(13,018)	(8,425)	(1,601)	(2,525)	(1,319)	(13,870)

The obligations arise from the following plans:

					2021					2020
	UK	US	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funded – pension schemes	(7,927)	(1,178)	(2,371)	(1,160)	(12,636)	(8,405)	(1,335)	(2,525)	(603)	(12,868)
Funded – post-retirement healthcare	–	(143)	–	–	(143)	–	(169)	–	–	(169)
Unfunded – pension schemes	–	(83)	(2)	(127)	(212)	–	(97)	–	(696)	(793)
Unfunded – post-retirement healthcare	(14)	–	–	(13)	(27)	(20)	–	–	(20)	(40)
Total	(7,941)	(1,404)	(2,373)	(1,300)	(13,018)	(8,425)	(1,601)	(2,525)	(1,319)	(13,870)

Consolidated Statement of Comprehensive Income disclosures

The amounts that have been charged to the Consolidated Statement of Comprehensive Income, in respect of defined benefit schemes for the year ended 31 December 2021, are set out below.

					2021					2020
	UK	US	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Operating profit
Current service cost	(18)	(2)	(69)	(35)	(124)	(18)	(1)	(59)	(26)	(104)
Past service (cost)/credit	(4)	–	(1)	–	(5)	(9)	64	(2)	(24)	29
Expenses	(7)	–	–	–	(7)	(6)	(2)	–	(1)	(9)
Total (charge)/credit to Operating profit	(29)	(2)	(70)	(35)	(136)	(33)	61	(61)	(51)	(84)
Finance expense
Interest income on scheme assets	75	27	12	5	119	111	39	14	5	169
Interest expense on post-retirement scheme obligations	(87)	(28)	(22)	(8)	(145)	(130)	(40)	(26)	(10)	(206)
Net interest on post-employment defined benefit plan liabilities	(12)	(1)	(10)	(3)	(26)	(19)	(1)	(12)	(5)	(37)
(Charge)/credit before taxation	(41)	(3)	(80)	(38)	(162)	(52)	60	(73)	(56)	(121)
Other comprehensive income
Difference between the actual return and the expected return on the post-retirement scheme assets	372	(22)	62	3	415	501	148	84	27	760
Experience (losses)/gains arising on the post-retirement scheme obligations	(43)	(9)	–	74	22	43	(19)	(24)	(17)	(17)
Changes in financial assumptions underlying the present value of the post-retirement scheme obligations	239	59	(43)	(61)	194	(649)	(160)	(4)	(79)	(892)
Changes in demographic assumptions	3	(4)	–	(4)	(5)	(31)	12	–	–	(19)
Remeasurement of the defined benefit liability	571	24	19	12	626	(136)	(19)	56	(69)	(168)

Past service costs include granting early retirement in the UK and Sweden. Past service cost in 2020 includes a credit of $64m relating to the change in coverage of the US healthcare plans. In addition, the freeze of the Netherlands pension plan effective from 1 January 2021 yielded a past service credit, taken in 2020, of $7m. The past service cost in 2020 also includes costs predominantly related to enhanced pensions in early retirement in the UK and Sweden.

Total Group pension costs in respect of defined contribution and defined benefit schemes during the year are set out below (see Note 29).

	2021	2020
	$m	$m
Defined contribution schemes	428	351
Defined benefit schemes − current service costs and expenses	131	113
Defined benefit schemes − past service credit	5	(29)
Pension costs	564	435

Rate sensitivities

The following table shows the US dollar effect of a change in the significant actuarial assumptions used to determine the retirement benefits obligations in our three main defined benefit pension obligation countries.

		2021		2020
	+0.5%	−0.5%	+0.5%	−0.5%
Discount rate
UK ($m)	565	(634)	610	(687)
US ($m)	79	(84)	93	(99)
Sweden ($m)	197	(226)	214	(246)
Total ($m)	841	(944)	917	(1,032)

		2021		2020
	+0.5%	−0.5%	+0.5%	−0.5%
Inflation rate[1]
UK ($m)	(386)	375	(396)	378
US ($m)	n/a	n/a	n/a	n/a
Sweden ($m)	(207)	196	(245)	216
Total ($m)	(593)	571	(641)	594

		2021		2020
	+0.5%	−0.5%	+0.5%	−0.5%
Rate of increase in salaries
UK ($m)	n/a	n/a	n/a	n/a
US ($m)	n/a	n/a	n/a	n/a
Sweden ($m)	(90)	82	(62)	70
Total ($m)	(90)	82	(62)	70

			2021			2020
	+1 year		−1 year		+1 year	−1 year
Mortality rate
UK ($m)	(390)	[2]	388	[3]	(396)	395
US ($m)	(29)		29		(32)	32
Sweden ($m)	(94)		93		(106)	96
Total ($m)	(513)		510		(534)	523

1	Rate of increase in pensions in payment follows inflation.
2	Of the $390m increase, $203m is covered by the longevity swap.
3	Of the $388m decrease, $203m is covered by the longevity swap.

The sensitivity to the financial assumptions shown above has been estimated taking into account the approximate duration of the liabilities and the overall profile of the plan membership.

The inflation sensitivity allows for the impact of a change in inflation on salary increases and pension increases (where these assumptions are inflation-linked).

The salary increase sensitivity reflects the impact of an increase of only salary relative to inflation.

The sensitivity to the life expectancy assumption is estimated based on a revised mortality assumption that extends/reduces the current life expectancy by one year for a particular age.

23 Reserves

Retained earnings

The cumulative amount of goodwill written off directly to reserves resulting from acquisitions, net of disposals, amounted to $615m (2020: $636m; 2019: $614m) using year-end rates of exchange.

At 31 December 2021, 3,922,122 shares, at a cost of $239m, have been deducted from Retained earnings (2020: 556,108 shares, at a cost of $51m; 2019: 907,239 shares, at a cost of $37m) to satisfy future vesting of employee share plans.

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiaries; undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed income of AstraZeneca companies overseas might be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends (see Note 4).

	2021	2020	2019
	$m	$m	$m
Cumulative translation differences included within Retained earnings
At 1 January	(1,143)	(2,189)	(2,007)
Foreign exchange arising on consolidation	(483)	443	40
Exchange adjustments on goodwill (recorded against other reserves)	(21)	22	(5)
Foreign exchange arising on designated borrowings in net investment hedges[1]	(321)	573	(252)
Fair value movements on derivatives designated in net investment hedges	34	8	35
Net exchange movement in Retained earnings	(791)	1,046	(182)
At 31 December	(1,934)	(1,143)	(2,189)

1	Foreign exchange arising on designated borrowings in net investment hedges includes $100m in respect of designated bonds and $(421)m in respect of designated contingent consideration and other liabilities. The change in value of designated contingent consideration liabilities relates to $(266)m in respect of BMS’ share of Global Diabetes Alliance, $(5)m in respect of Almirall and $(150)m in relation to the Acerta Pharma share purchase liability.

The cumulative gain with respect to costs of hedging is $4m (2020: $9m; 2019: $nil) and the loss during the year was $6m (2020: gain of $9m; 2019: loss of $47m).

The balance remaining in the foreign currency translation reserve from net investment hedging relationships for which hedge accounting no longer applied is a gain of $527m.

Other reserves

The other reserves arose from the cancellation of £1,255m of share premium account by the Company in 1993 and the redenomination of share capital of $157m in 1999. The reserves are available for writing off goodwill arising on consolidation and, subject to guarantees given to preserve creditors at the date of the court order, are available for distribution.

24 Share capital

		Allotted, called-up and fully paid
	2021	2020	2019
	$m	$m	$m
Issued Ordinary Shares ($0.25 each)	387	328	328
Redeemable Preference Shares (£1 each – £50,000)	–	–	–
At 31 December	387	328	328

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The Company does not have a limited amount of authorised share capital.

The movements in the number of Ordinary Shares during the year can be summarised as follows:

			No. of shares
	2021	2020	2019
At 1 January	1,312,668,724	1,312,137,976	1,267,039,436
Issue of shares (share placing)	–	–	44,386,214
Issue of share capital (business combinations)	236,321,411	–	–
Issue of shares (share schemes)	410,530	530,748	712,326
At 31 December	1,549,400,665	1,312,668,724	1,312,137,976

Share issues

Issue of share capital (business combinations) represents share capital issued as part of the acquisition of Alexion (see Note 27).

Share repurchases

No Ordinary Shares were repurchased by the Company in 2021 (2020: nil; 2019: nil).

Shares held by subsidiaries

No shares in the Company were held by subsidiaries in any year.

25 Dividends to shareholders

	2021	2020	2019	2021	2020	2019
	Per share	Per share	Per share	$m	$m	$m
Second interim (March 2021)	$1.90	$1.90	$1.90	2,490	2,489	2,403
First interim (September 2021)	$0.90	$0.90	$0.90	1,392	1,180	1,180
Total	$2.80	$2.80	$2.80	3,882	3,669	3,583

The Company has exercised its authority in accordance with the provisions set out in the Company’s Articles of Association, that the balance of unclaimed dividends outstanding past 12 years be forfeited. $nil (2020: $1m; 2019: $4m) of unclaimed dividends have been adjusted for in Retained earnings in 2021.

The 2020 second interim dividend of $1.90 per share was paid on 29 March 2021. The 2021 first interim dividend of $0.90 per share was paid on 13 September 2021.

Reconciliation of dividends charged to equity to cash flow statement:

	2021	2020	2019
	$m	$m	$m
Dividends charged to equity	3,882	3,669	3,583
Exchange losses on payment of dividend	3	4	5
Hedge contracts relating to payment of dividends (cash flow statement)	(29)	(101)	4
Dividends paid (cash flow statement)	3,856	3,572	3,592

26 Non-controlling interests

The Group Financial Statements at 31 December 2021 reflect equity of $19m (2020: $16m; 2019: $13m) and total comprehensive income of $3m (2020: $3m; 2019: $4m) attributable to the non-controlling interests in AstraZeneca Pharma India Limited, P.T. AstraZeneca Indonesia and Beijing Falikang Pharmaceutical (China) Co. Limited.

In addition to the non-controlling interests in AstraZeneca Pharma India Limited, P.T. AstraZeneca Indonesia and Beijing Falikang Pharmaceutical (China) Co. Limited, the Group Financial Statements at 31 December 2021 also reflect equity of $nil (2020: $nil; 2019: $1,456m) and total comprehensive losses of $nil (2020: $55m; 2019: $111m) attributable to the non-controlling interest in Acerta Pharma, resulting in reported total comprehensive income of $3m (2020: losses of $52m, 2019: losses of $107m).

In February 2016, AstraZeneca acquired a 55% controlling stake in Acerta Pharma where the non-controlling interest was subject to put and call options. The put option gave rise to a liability (see Note 20). The ability of the parties to exercise their respective put and call options, as well as the timing and amount of exercise, was dependent on certain conditions, the last of which was based on regulatory outcomes of Calquence (acalabrutinib) in the EU. In November 2020, Calquence received marketing approval in the EU, which removed all remaining conditionality in respect of the options. From November 2020, the minority shareholders were considered to have no further substantive variability in risk and reward related to their shares as it was considered highly likely that one of the options would be exercised, and the price of the options was fixed. Therefore, from November 2020, no further amounts of the consolidated AstraZeneca result were attributed to the minority shareholders of Acerta Pharma. The Non-controlling interests reserve relating to the minority shareholders of Acerta Pharma, totalling $1,401m, was reclassified into Retained earnings (see Consolidated Statement of Changes in Equity) in 2020. AstraZeneca exercised its option to acquire the remaining 45% of shares in Acerta Pharma in April 2021.

The following summarised financial information, for Acerta Pharma and its subsidiaries, prior to full consolidation in 2020, is presented on a standalone basis since the acquisition date, and before the impact of Group-related adjustments, some of which are incorporated into the calculation of the loss attributable to the non-controlling interests:

2019
$m
Total Revenue	–
Loss after tax	(422)
Other comprehensive income	–
Total comprehensive loss	(422)

2019
$m
Non-current assets	157
Current assets	475
Total assets	632
Current liabilities	(310)
Non-current liabilities	(267)
Total liabilities	(577)
Net assets	55

2019
$m
Net cash outflow from operating activities	(13)
Net cash inflow from investing activities	7
Net cash inflow from financing activities	7
Increase in cash and cash equivalents in the year	1

As part of the acquisition of Alexion in July 2021, a pre-existing non-controlling interest in Caelum Biosciences was recognised (Note 27). This was valued at $150m, the agreed upon exercise price for the exclusive option to acquire the remaining equity. The option was exercised on 28 September 2021 and the acquisition of Caelum Biosciences closed shortly thereafter on 5 October 2021.

27 Acquisition of business operations

On 21 July 2021, AstraZeneca completed the acquisition of 100% of the issued shares of Alexion Pharmaceuticals, Inc. (Alexion), based in Boston, Massachusetts, US. Alexion is a global biopharmaceutical company focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines.

At closing, Alexion shareholders received 2.1243 AstraZeneca American Depository Shares (ADSs) and $60 in cash for each of their Alexion shares. Unvested Alexion employee share awards were converted to equivalent AstraZeneca share awards. The fair value of the purchase consideration was $41,058m, comprising AstraZeneca ADSs of $27,196m, cash of $13,349m and replacement employee share awards of $513m.

The Group has funded the cash element of the acquisition with $8bn of new long-term debt, issued in May and June 2021, $4bn of term loans drawn in July 2021 under the $17.5bn committed bank facilities entered into in December 2020 to secure the acquisition financing, and existing cash balances. The Group cancelled the remaining $13.5bn of the facilities in June, July and October 2021. Loans and borrowings of $2.3bn acquired with Alexion were repaid in full shortly following completion of the acquisition.

The acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 ‘Business Combinations’ and consequently the Alexion assets acquired, and liabilities assumed, have been recorded by AstraZeneca at fair value, with any excess of the purchase price over the fair value of the identifiable assets and liabilities being recognised as goodwill.

As part of the Alexion acquisition in 2021, we identified the assets (comprising principally launched products and post pre-clinical stage) and liabilities acquired. Attributing fair values to assets acquired and liabilities assumed as part of business combinations is considered to be a key judgement. The purchase price allocation was performed with assistance from an independent valuer to advise on the valuation techniques and key assumptions in the valuation, in particular in respect of the valuation of the intangible assets and inventory.

The fair values assigned to the Alexion business combination in 2021 were:

Fair value
$m
Non-current assets
Property, plant and equipment	1,135
Right-of-use assets	263
Intangible assets	26,855
Other non-current assets	301
28,554
Current assets
Inventories	6,769
Trade and other receivables	2,096
Intangible assets	100
Cash and cash equivalents	4,086
13,051
Current liabilities
Interest-bearing loans and borrowings	(2,336)
Trade and other payables	(1,192)
Other current liabilities	(40)
(3,568)
Non-current liabilities
Lease liabilities	(228)
Deferred tax liabilities	(4,191)
Other non-current liabilities	(697)
(5,116)
Total net assets acquired	32,921
Less: non-controlling interests	(150)

Goodwill	8,287
Total fair value of consideration	41,058
Less: fair value of equity consideration	(27,196)
Less: fair value of replacement employee share awards	(513)
Less: cash and cash equivalents acquired	(4,086)
Net cash outflow	9,263

The estimated fair value and useful lives of intangible assets were as follows:

	Fair value	Useful lives
	$m	Years
Launched products – C5 franchise (Soliris/Ultomiris)	18,480	6 to 15
Launched products – Strensiq, Kanuma, Andexxa	5,215	11 to 17
Products in development	2,760	Not amortised
Other intangibles	500	5 to 10
	26,955

The fair value attributed to intangible assets was $26,955m and primarily represents intellectual property rights over launched products $23,695m and products under development $2,760m. These were fair valued using the multi-period excess earnings method, which uses a number of estimates regarding the amount and timing of future cash flows. The key assumptions in the cash flows are PTRS, peak year sales and revenue erosion curves. In accordance with the Group’s policy on impairment assessments as set out on page 144, the assets were assessed for impairment in Q4 2021. Future milestones have been included in the valuation of the intangible assets (as a deduction of cashflows).

The fair value of inventory, which includes raw materials, work in progress and finished goods related to the launched products was estimated at $6,769m, an uplift of $5,635m on the carrying value prior to the acquisition. The fair value adjustment relates only to work in progress and finished goods and was calculated as the estimated selling price less costs to complete and sell the inventory, associated margins on these activities and holding costs. The fair value adjustment is expected to amortise over approximately the first 18 months post-acquisition, in line with revenues.

Property, plant and equipment principally comprises the manufacturing facilities in Dublin and Athlone, Ireland and was fair valued using a cost approach. The estimated fair value of $1,135m represents an uplift of $111m over carrying value.

The estimated fair value of contingent liabilities was $76m, relating to various claims and disputes in each case where there is a possible, but not probable, future financial exposure, and involve an assessment of the likelihood of a number of scenarios in relation to those matters. This amount has been included within other non-current liabilities of $697m.

The estimated fair value of trade and other receivables was $2,096m, which approximated the contractual cash flows.

The net deferred tax position reflected an adjustment of $5,215m related to the deferred tax impact of the fair value uplifts on intangible assets, inventories, property, plant and equipment and contingent liabilities as described above.

Goodwill amounting to $8,287m was recognised on acquisition and is underpinned by a number of elements, which individually could not be quantified. Most significant amongst these is the premium attributable to a pre-existing, well positioned business in the innovation intensive, high growth rare diseases market with a highly skilled workforce and established reputation. Other important elements include the potential unidentified products that future research and development may yield and the core technological capabilities and knowledge base of the company. Goodwill is not expected to be deductible for tax purposes.

Non-controlling interests reflect Alexion’s pre-existing minority equity interest in Caelum Biosciences and have been valued at $150m, the agreed upon exercise price for the exclusive option to acquire the remaining equity. The option was exercised on 28 September 2021 and the acquisition of Caelum Biosciences closed shortly thereafter on 5 October 2021 (Note 26).

Alexion’s results have been consolidated into the Group’s results from 21 July 2021. For the period from acquisition to 31 December 2021, before reflecting the fair value adjustments arising on the acquisition, Alexion’s Total Revenues were $3,071m and Profit after tax was $889m. If the acquisition had taken effect at the beginning of the reporting period in which the acquisition occurred (1 January 2021), on a pro forma basis, after reflecting the fair value adjustments arising on the acquisition, the Total Revenue of the combined Group for the year ended 31 December 2021 would have been $41,132m and the Loss after tax would have been $1,152m. This pro forma information does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2021 and should not be taken to be representative of future results.

Total acquisition-related costs of $171m have been incurred by the Group, which include advisory, legal and other professional fees. These costs are presented in the Statement of Comprehensive Income within Selling, general and administrative expense.

The terms of the acquisition include a retention bonus plan for legacy Alexion employees whereby up to $50m may be used for retention bonus awards to employees at the level of Vice President or below. These bonuses will vest and be payable six months after the acquisition, or earlier. In the period since acquisition, a cost of $24m has been recorded in the Statement of Comprehensive Income ($2m in Cost of sales, $9m in Research and development expense and $13m in Selling, general and administrative expense).

Upon completion of the acquisition, all unvested Alexion employee share awards were converted into AstraZeneca restricted stock awards that continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion awards immediately prior to completion. Alexion Performance Stock Plan (PSU) awards that included performance-based vesting conditions were converted using the greater of the original target level and Alexion's assessment of the level of achievement immediately prior to completion (subject to a limit of 175 per cent. for the awards granted in 2019 and a limit of 150 per cent. for the awards granted in 2020). In the period since acquisition, a cost of $257m has been recorded in the Statement of Comprehensive Income ($9m in Cost of sales, $73m in Research and development expense and $175m in Selling, general and administrative expense). Payments made to the Employee Benefit Trust upon vesting of share awards recognised as part of the consideration for the acquisition of Alexion are recognised within investing activities in the Group’s Consolidated Statement of Cash Flows.

28 Financial risk management objectives and policies

The Group’s principal financial instruments, other than derivatives, comprise bank overdrafts, loans and other borrowings, lease liabilities, current and non-current investments, cash and short-term deposits. The main purpose of these financial instruments is to manage the Group’s funding and liquidity requirements. The Group has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The principal financial risks to which the Group is exposed are those of liquidity, interest rate, foreign currency and credit. Each of these is managed in accordance with Board-approved policies. These policies, together with the Group's approach to capital management, are set out below.

Hedge accounting

The Group uses foreign currency borrowings, foreign currency forwards and swaps, currency options, interest rate swaps and cross-currency interest rate swaps for the purpose of hedging its foreign currency and interest rate risks. The Group may designate certain financial instruments as fair value hedges, cash flow hedges or net investment hedges in accordance with IFRS 9. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Sources of hedge effectiveness will depend on the hedge relationship designation but may include:

>	a significant change in the credit risk of either party to the hedging relationship
>	a timing mismatch between the hedging instrument and the hedged item
>	movements in foreign currency basis spread for derivatives in a fair value hedge
>	a significant change in the value of the foreign currency denominated net assets of the Group in a net investment hedge.

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group’s existing hedge relationships the hedge ratio has been determined as 1:1. Designated hedges are expected to be effective and therefore the impact of ineffectiveness on profit is not expected to be material. The accounting treatment for fair value hedges and debt designated as fair value through profit or loss is disclosed in the Group Accounting Policies section from page 138.

The following table represents the Group’s continuing designated hedge relationships under IFRS 9.

2019

			Other comprehensive income
					Fair value
					loss
			Opening	Fair value	recycled	Closing
	Nominal		balance	(gain)/loss	to the	balance			Average
	amounts	Carrying	1 January	deferred	income	31 December	Average	Average	pay
	in local	value	2019	to OCI	statement	2019	maturity	USD FX	interest
	currency	$m	$m	$m	$m	$m	year	rate	rate
Fair value hedge – foreign currency and interest rate risk[1]
Cross currency interest rate swap – Euro bond	EUR 300 m	10	–	–	–	–	2021	1.09	USD LIBOR + 1.27%
Cash flow hedges – foreign currency and interest rate risk[2,4]
Cross currency interest rate swaps – Euro bonds	EUR 2,200 m	(13)	(92)	114	(52)	(30)	2025	1.14	USD 2.69%
Net investment hedge – foreign exchange risk[3,4]
Transactions matured pre 2019		–	(356)	–	–	(356)	–	–	–
Cross currency interest rate swap – JPY investment[5]	JPY 58.5 bn	–	(213)	4	–	(209)	2019	78.01	JPY 0.35%
Cross currency interest rate swap – JPY investment	JPY 58.3 bn	4	–	(4)	–	(4)	2029	108.03	JPY 1.53%
Cross currency interest rate swap – CNY investment	CNY 458 m	(1)	4	(3)	–	1	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350 m	(457)	(265)	14	–	(251)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment	EUR 450 m	(498)	44	(10)	–	34	2021	n/a	EUR 0.88%
Contingent consideration liabilities and Acerta Pharma put option liability – AZUK and AZAB USD investments	USD 5,583 m	(5,583)	1,805	248	–	2,053	–	–	–

2020

			Other comprehensive income
					Fair value
					loss
			Opening	Fair value	recycled	Closing
	Nominal		balance	(gain)/loss	to the	balance			Average
	amounts	Carrying	1 January	deferred	income	31 December	Average	Average	pay
	in local	value	2020	to OCI	statement	2020	maturity	USD FX	interest
	currency	$m	$m	$m	$m	$m	year	rate	rate
Fair value hedge – foreign currency and interest rate risk[1]
Cross currency interest rate swap – Euro bond	EUR 300 m	43	–	–	–	–	2021	1.09	USD LIBOR + 1.27%
Cash flow hedges – foreign currency and interest rate risk[2,4,6]
Cross currency interest rate swaps – Euro bonds	EUR 2,200 m	150	(30)	(163)	239	46	2025	1.14	USD 2.69%
FX Forwards − short term FX risk	USD 618 m	5	–	(20)	15	(5)	2021	–	–
Net investment hedge – foreign exchange risk[3,4]
Transactions matured pre 2020		–	(565)	–	–	(565)	–	–	–
Cross currency interest rate swap – JPY investment	JPY 58.5 bn	19	(4)	(15)	–	(19)	2029	108.03	JPY 1.53%
Cross currency interest rate swap – CNY investment	CNY 458 m	(2)	1	1	–	2	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350 m	(475)	(251)	18	–	(233)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment	EUR 450 m	(548)	34	51	–	85	2021	n/a	EUR 0.88%
Contingent consideration liabilities and Acerta Pharma put option liability – AZUK and AZAB USD investments	USD 5,252 m	(5,252)	2,053	(642)	–	1,411	–	–	–

2021

			Other comprehensive income
					Fair value
					gain
			Opening	Fair value	recycled	Closing
	Nominal		balance	(gain)/loss	to the	balance			Average
	amounts	Carrying	1 January	deferred	income	31 December	Average	Average	pay
	in local	value	2021	to OCI	statement	2021	maturity	USD FX	interest
	currency	$m	$m	$m	$m	$m	year	rate	rate
Fair value hedge – foreign currency and interest rate risk[1]
Cross currency interest rate swap – Euro bond	–	–	–	–	–	–	–	–	–
Cash flow hedges – foreign currency and interest rate risk[2,4,6]
Cross currency interest rate swaps – Euro bonds	EUR 1,700 m	(43)	46	182	(201)	27	2026	1.14	USD 2.85%
FX Forwards − short term FX risk	USD 1,220 m	12	(5)	–	(7)	(12)	2022	–	–
Net investment hedge – foreign exchange risk[3,4]
Transactions matured pre-2021		–	(565)	–	–	(565)	–	–	–
Cross currency interest rate swap – JPY investment	JPY 58.3 bn	62	(19)	(43)	–	(62)	2029	108.03	JPY 1.53%
Cross currency interest rate swap – CNY investment	CNY 458 m	(2)	2	–	–	2	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350 m	470	(233)	(5)	–	(238)	2031	n/a	GBP 5.75%
Foreign currency borrowing - EUR investment[7]	EUR 450 m	–	85	(47)	–	38	2021	n/a	EUR 0.88%
Foreign currency borrowing - EUR investment[8]	EUR 800 m	898	–	(50)	–	(50)	2029	n/a	EUR 0.38%
Contingent consideration liabilities and Acerta Pharma share purchase liability – AZUK and AZAB USD investments	USD 2,658 m	(2,658)	1,411	421	–	1,832	–	–	–

1	Swaps designated in a fair value hedge matured on 24 November 2021 and hedge ineffectiveness during the period was $nil (2020: gain of $1m).
2	Hedge ineffectiveness recognised on swaps designated in a cash flow hedge during the period was $nil (2020: $nil).
3	Hedge ineffectiveness recognised on swaps designated in a net investment hedge during the period was $nil (2020: $nil).
4	Fair value movements on cross currency interest rate swaps in cash flow hedge and net investment hedge relationships are shown inclusive of the impact of costs of hedging.
5	In September 2019, the maturity of our JPY 58.5bn cross currency interest rate swap resulted in a net cash inflow of $209m. The cash flow associated with the settlement has been reflected in cash flows from investing activities within the Consolidated Statement of Cash Flows on page 137, as its primary purpose was to hedge the translation foreign exchange risk arising on the consolidation of the Group’s net investment in Japan.
6	Nominal amount of FX forwards in a cash flow hedge of $1,220m represents the USD equivalent notional of the FX forwards. By currency, the nominal amounts were RMB 666m at FX rate 6.373, SEK 3,929m at 9.0742, JPY 19,289m at 115.1550, GBP 278m at 1.3506 and EUR 123m at 1.1306. All FX forwards in a cash flow hedge mature on 25 January 2022.
7	The EUR 450m net investment hedge matured in November 2021, when the hedging instrument, a EUR bond, matured.
8	On 3 June 2021, upon issuance of the EUR 800m 0.375% 2029 non-callable bond, EUR 550m was designated in a net investment hedge of the foreign currency exposure in relation of an equivalent amount of EUR-denominated net assets. The remaining EUR 250m was subsequently designated in a net investment hedge upon maturity of the EUR 450m bond on 24 November 2021.

Key controls applied to transactions in derivative financial instruments are to use only instruments where good market liquidity exists, to revalue all financial instruments regularly using current market rates and to sell options only to offset previously purchased options or as part of a risk management strategy. The Group is not a net seller of options, and does not use derivative financial instruments for speculative purposes. The Group held no options during the reporting period.

Capital management

The capital structure of the Group consists of Shareholders’ equity (Note 24), Debt (Note 19), Other current investments (Note 12) and Cash (Note 17). For the foreseeable future, the Board will maintain a capital structure that supports the Group’s strategic objectives through:

>	managing funding and liquidity risk
>	optimising shareholder return
>	maintaining a strong, investment-grade credit rating.

The Group utilises factoring arrangements for selected trade receivables. These factoring arrangements qualify for full derecognition of the associated trade receivables under IFRS 9. Amounts due on invoices that have not been factored at year end, from customers that are subject to factoring arrangements, are disclosed in Note 16.

Funding and liquidity risk are reviewed regularly by the Board and managed in accordance with policies described below.

The Board’s distribution policy comprises a regular cash dividend and, subject to business needs, a share repurchase component. The Board regularly reviews its shareholders’ return strategy, and, in 2012, decided to suspend share repurchases in order to retain strategic flexibility.

The Group’s net debt position (loans and borrowings net of Cash and cash equivalents, Other investments and Derivative financial instruments) has increased from a net debt position of $12,110m at the beginning of the year to a net debt position of $24,322m at 31 December 2021. The increase in net debt was principally due to the acquisition of Alexion.

Liquidity risk

The Board reviews the Group’s ongoing liquidity risks annually as part of the planning process and on an ad hoc basis. The Board considers short-term requirements against available sources of funding, taking into account forecast cash flows. The Group manages liquidity risk by maintaining access to a number of sources of funding which are sufficient to meet anticipated funding requirements. Specifically, the Group uses US and European commercial paper, bank loans, committed bank facilities and cash resources to manage short-term liquidity and manages long-term liquidity by raising funds through the capital markets. At 31 December 2021, the Group was assigned short-term credit ratings of P-2 by Moody’s and A-2 by Standard and Poor’s. The Group’s long-term credit rating was A3 Negative outlook by Moody’s and A- Stable outlook by Standard and Poor’s.

In addition to Cash and cash equivalents of $6,329m, short-term fixed income investments of $16m, fixed deposits of $53m, less overdrafts of $291m at 31 December 2021, the Group has committed bank facilities of $4,875m available to manage liquidity. The commitments mature in April 2025. None of the above facilities contain any financial covenants. The Group regularly monitors the credit standing of the banking group and currently does not anticipate any issue with drawing on the committed facilities should this be necessary. Advances under these facilities currently bear an interest rate per annum based on US dollar LIBOR (or other relevant benchmark rate) plus a margin. The facilities contain arrangements to switch to alternative risk free rate benchmarks before June 2023.

At 31 December 2021, the Group has $3,278m outstanding from debt issued under a Euro Medium Term Note programme and $21,908m under a SEC-registered programme. The funds made available under these facility agreements may be used for the general corporate purposes of the Group.

The maturity profile of the anticipated future contractual cash flows including interest in relation to the Group’s financial liabilities, on an undiscounted basis and which, therefore, differs from both the carrying value and fair value, is as follows:

	Bank				Total	Derivative		Derivative	Total
	overdrafts			Trade	non-derivative	financial		financial	derivative
	and other		Lease	and other	financial	instruments		instruments	financial
	loans	Bonds	liability	payables	instruments	receivable	[1]	payable	instruments	Total
	$m	$m	$m	$m	$m	$m		$m	$m	$m
Within one year	234	2,207	205	14,054	16,700	(11,956)		11,985	29	16,729
In one to two years	14	1,970	158	1,769	3,911	(955)		976	21	3,932
In two to three years	–	1,810	117	1,811	3,738	(54)		67	13	3,751
In three to four years	–	2,068	79	1,592	3,739	(54)		67	13	3,752
In four to five years	–	1,479	50	1,652	3,181	(1,051)		1,079	28	3,209
In more than five years	–	15,906	128	1,052	17,086	(1,648)		1,654	6	17,092
	248	25,440	737	21,930	48,355	(15,718)		15,828	110	48,465
Effect of interest	(1)	(8,038)	–	–	(8,039)	409		(488)	(79)	(8,118)
Effect of discounting, fair values and issue costs	(3)	(94)	(62)	(1,619)	(1,778)	(20)		(54)	(74)	(1,852)
31 December 2019	244	17,308	675	20,311	38,538	(15,329)		15,286	(43)	38,495

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other		Lease	and other	financial	instruments	instruments	financial
	loans	Bonds	liability	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	667	2,136	207	15,812	18,822	(9,719)	9,620	(99)	18,723
In one to two years	–	1,839	168	2,584	4,591	(60)	67	7	4,598
In two to three years	–	2,101	120	1,658	3,879	(59)	67	8	3,887
In three to four years	–	1,617	82	1,728	3,427	(1,151)	1,080	(71)	3,356
In four to five years	–	2,502	53	722	3,277	(36)	40	4	3,281
In more than five years	–	16,921	108	1,435	18,464	(1,707)	1,652	(55)	18,409
	667	27,116	738	23,939	52,460	(12,732)	12,526	(206)	52,254
Effect of interest	–	(7,974)	–	–	(7,974)	379	(405)	(26)	(8,000)
Effect of discounting, fair values and issue costs	(1)	(109)	(57)	(2,070)	(2,237)	(70)	24	(46)	(2,283)
31 December 2020	666	19,033	681	21,869	42,249	(12,423)	12,145	(278)	41,971

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other		Lease	and other	financial	instruments	instruments	financial
	loans	Bonds	liability	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	387	1,981	256	19,007	21,631	(11,766)	11,774	8	21,639
In one to two years	–	5,647	210	2,521	8,378	(55)	66	11	8,389
In two to three years	–	5,242	163	1,669	7,074	(1,060)	1,079	19	7,093
In three to four years	–	2,591	130	862	3,583	(35)	39	4	3,587
In four to five years	–	2,970	96	233	3,299	(118)	111	(7)	3,292
In more than five years	–	19,727	221	2,212	22,160	(1,521)	1,480	(41)	22,119
	387	38,158	1,076	26,504	66,125	(14,555)	14,549	(6)	66,119
Effect of interest	–	(8,609)	–	–	(8,609)	299	(325)	(26)	(8,635)
Effect of discounting, fair values and issue costs	–	(142)	(89)	(2,633)	(2,864)	(36)	7	(29)	(2,893)
31 December 2021	387	29,407	987	23,871	54,652	(14,292)	14,231	(61)	54,591

1	The maturity profile table has been amended in 2019 to show gross derivative flows and to include all derivatives shown in Note 13 on page 161. In previous periods the table separately disclosed the net cash flows on interest rate swaps and cross-currency swaps.

Where interest payments are on a floating rate basis, it is assumed that rates will remain unchanged from the last business day of each year ended 31 December.

The Group has $2bn of bank loans that mature in July 2023 and $2bn of bank loans that mature in July 2024, which the Group can repay before maturity at face value. Other that that, it is not expected that the cash flows in the maturity profile could occur significantly earlier or at significantly different amounts, with the exception of $2,865m of contingent consideration held within Trade and other payables (see Note 20).

Market risk

Interest rate risk

The Group maintains a Board approved mix of fixed and floating rate debt and uses underlying debt, interest rate swaps and forward rate agreements to manage this mix.

At 31 December 2021, interest rate swaps with a notional value of $288m are fair valued through profit or loss and this has effectively converted the 7% guaranteed debentures payable in 2023 to floating rates. No new interest rate swaps were entered into during 2021.

The majority of surplus cash is currently invested in US dollar liquidity funds and investment-grade fixed income securities.

The interest rate profile of the Group’s interest-bearing financial instruments are set out below. In the case of current and non-current financial liabilities, the classification includes the impact of interest rate swaps which convert the debt to floating rate.

			2021			2020			2019
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial liabilities
Interest-bearing loans and borrowings
Current	1,232	661	1,893	1,357	1,029	2,386	1,785	225	2,010
Non-current	23,985	4,903	28,888	17,005	989	17,994	14,893	1,324	16,217
Total	25,217	5,564	30,781	18,362	2,018	20,380	16,678	1,549	18,227
Financial assets
Fixed deposits	53	–	53	42	–	42	38	–	38
Cash and cash equivalents	–	6,329	6,329	–	7,832	7,832	–	5,369	5,369
Total	53	6,329	6,382	42	7,832	7,874	38	5,369	5,407

In addition to the financial assets above, there are $8,765m (2020: $6,328m; 2019: $6,765m) of other current and non-current asset investments and other financial assets. Of these, $nil receive floating rate interest (2020: $nil; 2019: $111m).

The Group is also exposed to market risk on equity securities, which represent non-controlling interests in third-party biotech companies.

	2021	2020	2019
	$m	$m	$m
Equity securities at fair value through Other comprehensive income (Note 12)	1,168	1,108	1,339
Total	1,168	1,108	1,339

Foreign currency risk

The US dollar is the Group’s most significant currency. As a consequence, the Group results are presented in US dollars and exposures are managed against US dollars accordingly.

Translational

Approximately 68% of Group external sales in 2021 were denominated in currencies other than the US dollar, while a significant proportion of manufacturing, and research and development costs were denominated in pounds sterling and Swedish krona. Surplus cash generated by business units is substantially converted to, and held centrally in, US dollars. As a result, operating profit and total cash flow in US dollars will be affected by movements in exchange rates.

This currency exposure is managed centrally, based on forecast cash flows. The impact of movements in exchange rates is mitigated significantly by the correlations which exist between the major currencies to which the Group is exposed and the US dollar. Monitoring of currency exposures and correlations is undertaken on a regular basis and hedging is subject to pre-execution approval.

As at 31 December 2021, before the impact of derivatives, 2% of interest-bearing loans and borrowings were denominated in pounds sterling and 9% were denominated in euros. Where there is non-US dollar debt and an underlying net investment of that amount in the same currency, the Group applies net investment hedging. Exchange differences on the retranslation of debt designated as net investment hedges are recognised in Other comprehensive income to the extent that the hedge is effective. Any ineffectiveness is taken to profit.

The Group holds cross-currency swaps to hedge against the impact of fluctuations in foreign exchange rates. Fair value movements on the revaluation of the cross-currency swaps are recognised in Other comprehensive income to the extent that the hedge is effective, with any ineffectiveness taken to profit.

Foreign currency risk arises when the Group has inter-company funding and investments in certain subsidiaries operating in countries with exchange controls or where there is risk of significant future currency devaluation. One indicator of potential foreign currency risk is where a country is officially designated as hyperinflationary. As at 31 December 2021, the Group operates in two countries designated as hyperinflationary, being Argentina and Venezuela.

The foreign exchange risk to the Group from Argentina and Venezuela has been assessed and deemed to be immaterial.

Transactional

The Group aims to hedge all its forecast major transactional currency exposures on working capital balances, which typically extend for up to three months. Where practicable, these are hedged using forward foreign exchange. In addition, the Group’s external dividend, which is paid principally in pounds sterling and Swedish krona, is fully hedged from announcement to payment date. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cash flow hedge.

Sensitivity analysis

The sensitivity analysis set out below summarises the sensitivity of the market value of our financial instruments to hypothetical changes in market rates and prices. The range of variables chosen for the sensitivity analysis reflects our view of changes which are reasonably possible over a one-year period. Market values are the present value of future cash flows based on market rates and prices at the valuation date. For long-term debt, an increase in interest rates results in a decline in the fair value of debt.

The sensitivity analysis assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2021, with all other variables held constant. Based on the composition of our long-term debt portfolio as at 31 December 2021, a 1% increase in interest rates would result in an additional $54m in interest expense being incurred per year due to new floating rate debt issued during the year. The exchange rate sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2021, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the -10% case assumes a 10% weakening of the US dollar.

Each incremental 10% movement in foreign currency exchange rates would have approximately the same effect as the initial 10% detailed in the table below and each incremental 1% change in interest rates would have approximately the same effect as the 1% detailed in the table below.

		Interest rates		Exchange rates
31 December 2019	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,417	(1,521)	(4)	(36)
Impact on profit: (loss)/gain ($m)	–	–	(174)	172
Impact on equity: gain/(loss) ($m)	–	–	170	(208)

		Interest rates		Exchange rates
31 December 2020	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,696	(1,758)	114	(132)
Impact on profit: (loss)/gain ($m)	–	–	(57)	74
Impact on equity: gain/(loss) ($m)	–	–	171	(206)

		Interest rates		Exchange rates
31 December 2021	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,978	(2,106)	82	(85)
Impact on profit: gain/(loss) ($m)	–	–	24	(9)
Impact on equity: gain/(loss) ($m)	–	–	58	(76)

Credit risk

The Group is exposed to credit risk on financial assets, such as cash investments, derivative instruments, and Trade and other receivables. The Group is also exposed in its Net asset position to its own credit risk in respect of the 2023 debentures which are accounted for at fair value through profit or loss. Under IFRS 9, the effect of the losses and gains arising from own credit risk on the fair value of bonds designated at fair value through profit or loss are recorded in Other comprehensive income.

Financial counterparty credit risk

The majority of the AstraZeneca Group’s cash is centralised within the Group treasury entity and is subject to counterparty risk on the principal invested. The level of the Group’s cash investments and hence credit risk will depend on the cash flow generated by the Group and the timing of the use of that cash. The credit risk is mitigated through a policy of prioritising security and liquidity over return and, as such, cash is only invested in high credit-quality investments. Counterparty limits are set according to the assessed risk of each counterparty and exposures are monitored against these limits on a regular basis.

The Group’s principal financial counterparty credit risks at 31 December 2021 were as follows:

Current assets

	2021	2020	2019
	$m	$m	$m
Cash at bank and in hand	1,461	1,182	755
Money market liquidity funds	4,772	6,602	4,110
Collateralised repurchase agreement	–	–	400
Other short-term cash equivalents	96	48	104
Total Cash and cash equivalents (Note 17)	6,329	7,832	5,369
Fixed income securities at fair value through profit and loss (Note 12)	16	118	811
Fixed deposits (Note 12)	53	42	38
Total derivative financial instruments (Note 13)	83	142	36
Current assets subject to credit risk	6,481	8,134	6,254

Non-current assets

	2021	2020	2019
	$m	$m	$m
Fixed income securities at fair value through profit and loss (Note 12)	–	–	62
Derivative financial instruments (Note 13)	102	171	61
Non-current assets subject to credit risk	102	171	123

The majority of the Group’s cash is invested in US dollar AAA rated money market liquidity funds. The money market liquidity fund portfolios are managed by five external third-party fund managers to maintain an AAA rating. The Group’s investments represent no more than 10% of each overall fund value. There were no other significant concentrations of financial credit risk at the reporting date.

The short-term repurchase agreements were fully collateralised investments. The Group closed out its repurchase agreements during 2020. The value of the cash deposited in repurchase agreements at 31 December 2021 was $nil (2020:$nil; 2019: $401m).

The fixed income securities were managed by four external third-party fund managers. During 2020, the securities were sold and re-invested in money market funds. The long-term rating of these securities was BBB- or better.

All financial derivatives are transacted with commercial banks, in line with standard market practice. The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 December 2021 was $93m (2020: $288m; 2019: $71m) and the carrying value of such cash collateral posted by the Group at 31 December 2021 was $47m (2020: $11m; 2019: $10m).

The impairment provision for other financial assets at 31 December 2021 was immaterial.

Trade receivables

Trade receivable exposures are managed locally in the operating units where they arise and credit limits are set as deemed appropriate for the customer. The Group is exposed to customers ranging from government-backed agencies and large private wholesalers to privately owned pharmacies, and the underlying local economic and sovereign risks vary throughout the world. Where appropriate, the Group endeavours to minimise risks by the use of trade finance instruments such as letters of credit and insurance. The Group applies the expected credit loss approach to establish an allowance for impairment that represents its estimate of expected losses in respect of Trade receivables.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all Trade receivables. To measure expected credit losses, Trade receivables have been grouped based on shared credit characteristics and the days past due.

The expected loss rates are based on payment profiles over a period of 36 months before 31 December 2021, 31 December 2020 or 31 December 2019 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customer to settle the receivables.

On that basis, the loss allowance was determined as follows:

		0-90 days	90-180 days	Over 180 days
31 December 2019	Current	past due	past due	past due	Total
Expected loss rate	0.1%	0.8%	2.0%	44.0%
Gross carrying amount ($m)	3,178	312	82	34	3,606
Loss allowance ($m)	2	2	2	15	21

		0-90 days	90-180 days	Over 180 days
31 December 2020	Current	past due	past due	past due	Total
Expected loss rate	0.1%	1.6%	19.4%	60.6%
Gross carrying amount ($m)	3,659	124	21	25	3,829
Loss allowance ($m)	2	2	4	15	23

		0-90 days	90-180 days	Over 180 days
31 December 2021	Current	past due	past due	past due	Total
Expected loss rate	0.1%	1.2%	22.6%	11.0%
Gross carrying amount ($m)	5,617	328	18	91	6,054
Loss allowance ($m)	5	4	4	10	23

Trade receivables are written off where there is no reasonable expectation of recovery.

Impairment losses on Trade receivables are presented as net impairment losses within Operating profit, any subsequent recoveries are credited against the same line.

In the US, sales to three wholesalers accounted for approximately 94% of US sales (2020: three wholesalers accounted for approximately 95%; 2019: three wholesalers accounted for approximately 94%).

The movements of the Group expected credit losses provision are follows:

	2021	2020	2019
	$m	$m	$m
At 1 January	23	21	38
Net movement recognised in income statement	(2)	3	(13)
Amounts utilised, exchange and other movements	2	(1)	(4)
At 31 December	23	23	21

Given the profile of our customers, including large wholesalers and government-backed agencies, no further credit risk has been identified with the Trade receivables not past due other than those balances for which an allowance has been made. The income statement credit or charge is recorded in Operating profit.

29 Employee costs and share plans for employees

Employee costs

The monthly average number of people, to the nearest hundred, employed by the Group is set out in the table below. In accordance with the Companies Act 2006, this includes part-time employees.

	2021	2020	2019
Employees
UK	8,900	7,900	7,400
Rest of Europe	18,300	16,600	15,500
The Americas	18,800	17,300	16,600
Asia, Africa & Australasia	33,600	33,000	27,800
Continuing operations	79,600	74,800	67,300

Geographical distribution described in the table above is by location of legal entity employing staff. Certain staff will undertake some or all of their activity in a different location.

The number of people employed by the Group at the end of 2021 was 83,100 (2020: 76,100; 2019: 70,600).

The costs incurred during the year in respect of these employees were:

	2021	2020	2019
	$m	$m	$m
Wages and salaries	7,633	6,273	5,648
Social security costs	886	726	658
Pension costs	564	435	491
Other employment costs	1,192	813	771
Total	10,275	8,247	7,568

Severance costs of $238m are not included above (2020: $116m; 2019: $158m).

The Directors believe that, together with the basic salary system, the Group’s employee incentive schemes provide competitive and market-related packages to motivate employees. They should also align the interests of employees with those of shareholders, as a whole, through long-term share ownership in the Company. The Group’s current UK, Swedish and US schemes are described below; other arrangements apply elsewhere.

Bonus plans

The AstraZeneca UK Performance Bonus Plan

Employees of participating AstraZeneca UK companies are invited to participate in this bonus plan, which rewards strong individual performance. Bonuses are paid in cash.

The AstraZeneca Executive Annual Bonus Scheme

This scheme is a performance bonus scheme for Directors and senior employees who do not participate in the AstraZeneca UK Performance Bonus Plan. Annual bonuses are paid in cash and reflect both corporate and individual performance measures. The Remuneration Committee has discretion to reduce or withhold bonuses if business performance falls sufficiently short of expectations in any year such as to make the payment of bonuses inappropriate.

The AstraZeneca Deferred Bonus Plan

This plan was introduced in 2006 and is used to defer a portion of the bonus earned under the AstraZeneca Executive Annual Bonus Scheme into Ordinary Shares in the Company for a period of three years. The plan currently operates only in respect of Executive Directors and members of the SET (with awards granted as AstraZeneca ADSs for members of SET employed within the US). Awards of shares under this plan are typically made in March each year, the first award having been made in February 2006.

Sweden

In Sweden, an all-employee performance bonus plan is in operation, which rewards strong individual performance. Bonuses are paid 50% into a fund investing in AstraZeneca equities and 50% in cash. The AstraZeneca Executive Annual Bonus Scheme, the AstraZeneca Performance Share Plan and the AstraZeneca Global Restricted Stock Plan all operate in respect of relevant AstraZeneca employees in Sweden.

US

In the US, there are two all-employee short-term or annual performance bonus plans in operation to differentiate and reward strong individual performance. Annual bonuses are paid in cash. There is also one senior staff long-term incentive scheme, under which 129 participants may be eligible for awards granted as AstraZeneca ADSs. AstraZeneca ADSs necessary to satisfy the awards are purchased in the market or funded via a share trust. The AstraZeneca Performance Share Plan and the AstraZeneca Global Restricted Stock Plan operate in respect of relevant employees in the US.

Share plans

The charge for share-based payments in respect of share plans is $615m (2020: $277m; 2019: $259m). Payments made to the Employee Benefit Trust upon vesting of share awards are recognised within operating cash flows, reflecting the substance of the arrangement in place between the group and the Trust. The plans are equity settled.

The AstraZeneca UK All-Employee Share Plan

The Company offers UK employees the opportunity to buy Partnership Shares (Ordinary Shares). Employees may invest up to £150 a month to purchase Partnership Shares in the Company at the current market value. In 2010, the Company introduced a Matching Share element, the first award of which was made in 2011. Currently one Matching Share is awarded for every four Partnership Shares purchased. Partnership Shares and Matching Shares are held in the HM Revenue & Customs (HMRC)-approved All-Employee Share Plan. At the Company’s AGM in 2002, shareholders approved the issue of new shares for the purposes of the All-Employee Share Plan.

The AstraZeneca 2014 Performance Share Plan

This plan was approved by shareholders in 2014 for a period of 10 years and replaces the AstraZeneca Performance Share Plan. Generally, awards can be granted at any time, but not during a closed period of the Company. The first grant of awards was made in May 2014. Awards granted under the plan vest after three years, or in the case of Executive Directors and members of the SET, after an additional two-year holding period, and can be subject to the achievement of performance conditions. For awards granted to all participants in 2021, vesting is subject to a combination of measures focused on scientific leadership, revenue growth and financial performance. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets and which employees should be invited to participate.

	Ordinary Shares	WAFV	[1]	ADR Shares	WAFV	[1]
	ʼ000	pence		ʼ000	$
Outstanding at 1 January 2019	2,682	2295		6,963	15.65
Granted	1,018	3147		1,978	21.06
Forfeited	(350)	2317		(1,900)	16.80
Exercised	(491)	1983		(1,835)	14.17
Outstanding at 31 December 2019	2,859	2649		5,206	17.80
Granted	932	3702		1,767	24.02
Forfeited	(191)	3088		(478)	19.57
Cancelled	(3)	2234		–	–
Exercised	(552)	2426		(1,704)	15.43
Outstanding at 31 December 2020	3,045	2985		4,791	20.76
Granted	1,275	2485		2,082	17.18
Forfeited	(220)	3005		(494)	20.53
Cancelled	(9)	3653		–	–
Exercised	(632)	2332		(1,201)	17.40
Outstanding at 31 December 2021	3,459	2919		5,178	20.12

1	Weighted average fair value.

The AstraZeneca Investment Plan

This plan was introduced in 2010 and approved by shareholders at the 2010 AGM. The final grant of awards under this plan took place in March 2016. Awards granted under the plan vest after eight years and are subject to performance conditions measured over a period of four years.

The AstraZeneca Global Restricted Stock Plan

This plan was introduced in 2010. This plan provides for the grant of restricted stock unit (RSU) awards to selected below SET-level employees and is used in conjunction with the AstraZeneca Performance Share Plan to provide a mix of RSUs and performance shares. Awards typically vest on the third anniversary of the date of grant and are contingent on continued employment with the Company. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated.

	Ordinary Shares	WAFV	ADR Shares	WAFV
	ʼ000	pence	ʼ000	$
Outstanding at 1 January 2019	1,001	4598	10,493	31.57
Granted	759	6313	3,885	42.06
Forfeited	(115)	5438	(1,199)	35.44
Cancelled	–	–	(1)	32.39
Exercised	(317)	4028	(3,408)	28.82
Outstanding at 31 December 2019	1,328	5640	9,770	36.22
Granted	689	7408	3,671	47.71
Forfeited	(113)	6204	(1,077)	41.08
Cancelled	–	7280	(9)	36.93
Exercised	(278)	4929	(3,180)	31.47
Outstanding at 31 December 2020	1,626	6471	9,175	41.89
Granted	902	6893	4,509	47.75
Forfeited	(158)	6865	(1,254)	45.77
Cancelled	(1)	7244	(8)	45.89
Exercised	(341)	4980	(2,881)	35.11
Outstanding at 31 December 2021	2,028	6879	9,541	46.19

The AstraZeneca Restricted Share Plan

This plan was introduced in 2008 and provides for the grant of restricted share awards to key employees, excluding Executive Directors. Awards are made on an ad hoc basis with variable vesting dates. The plan has been used four times in 2021 to make awards to 111 employees. The

Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated.

	Ordinary Shares	WAFV	ADR Shares	WAFV
	ʼ000	pence	ʼ000	$
Outstanding at 1 January 2019	92	4952	1,062	30.79
Granted	105	6894	176	43.91
Forfeited	(7)	5907	(141)	31.17
Cancelled	–	–	(2)	28.19
Exercised	(14)	5244	(446)	30.12
Outstanding at 31 December 2019	176	6051	649	34.70
Granted	80	7931	295	52.92
Forfeited	(6)	7168	(79)	39.26
Exercised	(89)	5166	(359)	31.05
Outstanding at 31 December 2020	161	7434	506	47.20
Granted	139	7415	481	53.96
Forfeited	(18)	7562	(42)	44.73
Exercised	(27)	7643	(182)	41.87
Outstanding at 31 December 2021	255	7393	763	52.88

The AstraZeneca Extended Incentive Plan

This plan was introduced in 2018 and provides for the grant of awards to key employees, excluding Executive Directors. Awards are made on an ad hoc basis and 50% of the award will normally vest on the fifth anniversary of grant, with the balance vesting on the tenth anniversary of grant. The award can be subject to the achievement of performance conditions. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets (if any) and which employees should be invited to participate.

	Ordinary Shares	WAFV	ADR Shares	WAFV
	ʼ000	pence	ʼ000	$
Outstanding at 1 January 2019	238	5239	65	38.46
Granted	44	7301	–	–
Outstanding at 31 December 2019	282	5563	65	38.46
Granted	18	8386	–	–
Outstanding at 31 December 2020	300	5730	65	38.46
Granted	–	–	175	56.83
Forfeited	(18)	8386	(45)	38.46
Outstanding at 31 December 2021	282	5563	195	54.92

Alexion employee share award plan

Alexion employee share awards were converted into AstraZeneca restricted stock awards that continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion awards immediately prior to completion.

	Ordinary Shares	WAFV	ADR Shares	WAFV
	ʼ000	pence	ʼ000	$
Outstanding at 1 January 2021	–	–	–	–
Granted	–	–	20,189	57.54
Forfeited	–	–	(838)	57.54
Exercised	–	–	(4,131)	57.54
Outstanding at 31 December 2021	–	–	15,220	57.54

The fair values for the market-based performance conditions of the AstraZeneca 2014 Performance Share Plan were determined using a modified version of the Monte Carlo model. This method incorporated market inputs in addition to expected dividends. The fair values of all other plans are set using the market price at the point of award. The grant date fair values of share awards disclosed in this section do not take account of service and non-market related performance conditions.

30 Commitments and contingent liabilities

	2021	2020	2019
Commitments	$m	$m	$m
Contracts placed for future capital expenditure on Property, plant and equipment and software development costs not provided for in these financial statements	388	689	396

Guarantees and contingencies arising in the ordinary course of business, for which no security has been given, are not expected to result in any material financial loss.

Research and development collaboration payments

The Group has various ongoing collaborations, including in-licensing and similar arrangements with development partners. Such collaborations may require the Group to make payments on achievement of stages of development, launch or revenue milestones, although the Group generally has the right to terminate these agreements at no cost. The Group recognises research and development milestones as an intangible asset once it is committed to payment, which is generally when the Group reaches set trigger points in the development cycle. Revenue-related milestones are recognised as intangible assets on product launch at a value based on the Group’s long-term revenue forecasts for the related product. The table below indicates potential development and revenue-related payments that the Group may be required to make under such collaborations.

					Years 5
	Total	Under 1 year	Years 1 and 2	Years 3 and 4	and greater
	$m	$m	$m	$m	$m
Future potential research and development milestone payments	12,764	1,047	1,958	3,382	6,377
Future potential revenue milestone payments	17,769	68	420	1,452	15,829

The table includes all potential payments for achievement of milestones under ongoing research and development arrangements. Revenue-related milestone payments represent the maximum possible amount payable on achievement of specified levels of revenue as set out in individual contract agreements, but exclude variable payments that are based on unit sales (e.g. royalty-type payments) which are expensed as the associated sale is recognised. The table excludes any payments already capitalised in the Financial Statements for the year ended 31 December 2021.

The future payments we disclose represent contracted payments and, as such, are not discounted and are not risk-adjusted. As detailed in the Risk section from page 48, the development of any pharmaceutical product candidate is a complex and risky process that may fail at any stage in the development process due to a number of factors (including items such as failure to obtain regulatory approval, unfavourable data from key studies, adverse reactions to the product candidate or indications of other safety concerns). The timing of the payments is based on the Group’s current best estimate of achievement of the relevant milestone.

Environmental costs and liabilities

The Group’s expenditure on environmental protection, including both capital and revenue items, relates to costs that are necessary for implementing internal systems and programmes, and meeting legal and regulatory requirements for processes and products. This includes investment to conserve natural resources and otherwise minimise the impact of our activities on the environment.

They are an integral part of normal ongoing expenditure for carrying out the Group’s research, manufacturing and commercial operations and are not separated from overall operating and development costs. There are no known changes in legal, regulatory or other requirements resulting in material changes to the levels of expenditure for 2019, 2020 or 2021.

In addition to expenditure for meeting current and foreseen environmental protection requirements, the Group incurs costs in investigating and cleaning up land and groundwater contamination. In particular, AstraZeneca has environmental liabilities at some currently or formerly owned, leased and third-party sites.

In the US, Zeneca Inc., and/or its indemnitees, have been named as potentially responsible parties (PRPs) or defendants at a number of sites where Zeneca Inc. is likely to incur future environmental investigation, remediation, operation and maintenance costs under federal, state, statutory or common law environmental liability allocation schemes (together, US Environmental Consequences). Similarly, Stauffer Management Company LLC (SMC), which was established in 1987 to own and manage certain assets of Stauffer Chemical Company acquired that year, and/or its indemnitees, have been named as PRPs or defendants at a number of sites where SMC is likely to incur US Environmental Consequences.

AstraZeneca has also given indemnities to third parties for a number of sites outside the US. These environmental liabilities arise from legacy operations that are not currently part of the Group’s business and, at most of these sites, remediation, where required, is either completed or in progress. AstraZeneca has made provisions for the estimated costs of future environmental investigation, remediation, operation and maintenance activity beyond normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges, where a present obligation exists, it is probable that such costs will be incurred and they can be estimated reliably. With respect to such estimated future costs, there were provisions at 31 December 2021 in the aggregate of $90m (2020: $100m; 2019: $96m), mainly relating to the US. Where we are jointly liable or otherwise have cost-sharing agreements with third parties, we reflect only our share of the obligation. Where the liability is insured in part or in whole by insurance or other arrangements for reimbursement, an asset is recognised to the extent that this recovery is virtually certain.

It is possible that AstraZeneca could incur future environmental costs beyond the extent of our current provisions. The extent of such possible additional costs is inherently difficult to estimate due to a number of factors, including: (i) the nature and extent of claims that may be asserted in the future; (ii) whether AstraZeneca has or will have any legal obligation with respect to asserted or unasserted claims; (iii) the type of remedial action, if any, that may be selected at sites where the remedy is presently not known; (iv) the potential for recoveries from or allocation of liability to third parties; and (v) the length of time that the environmental investigation, remediation and liability allocation process can take. As per our accounting policy on page 144, Provisions for these costs are made when there is a present obligation and where it is probable that expenditure on remedial work will be required and a reliable estimate can be made of the cost. Notwithstanding and subject to the foregoing, we estimate the potential additional loss for future environmental investigation, remediation, remedial operation and maintenance activity above and beyond our provisions to be, in aggregate, between $99m and $165m (2020: $95m and $158m; 2019: $86m and $143m) which relates mainly to the US.

Legal proceedings

AstraZeneca is involved in various legal proceedings considered typical to its business, including actual or threatened litigation and actual or potential government investigations relating to employment matters, product liability, commercial disputes, pricing, sales and marketing practices, infringement of IP rights, and the validity of certain patents and competition laws. The more significant matters are discussed below.

Most of the claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

Unless specifically identified below that a provision has been taken, AstraZeneca considers each of the claims to represent a contingent liability and discloses information with respect to the nature and facts of the cases in accordance with IAS 37.

There is one matter, which is considered probable that an outflow will be required, but for which we are unable to make an estimate of the possible loss or range of possible losses at this stage.

We do not believe that disclosure of the amounts sought by plaintiffs, if known, would be meaningful with respect to these legal proceedings. This is due to a number of factors, including (i) the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; (ii) the entitlement of the parties to an action to appeal a decision; (iii) clarity as to theories of liability, damages and governing law; (iv) uncertainties in timing of litigation; and (v) the possible need for further legal proceedings to establish the appropriate amount of damages, if any.

While there can be no assurance regarding the outcome of any of the legal proceedings referred to in this Note 30, based on management’s current and considered view of each situation, we do not currently expect them to have a material adverse effect on our financial position including within the next financial year. This position could of course change over time, not least because of the factors referred to above.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal (or other similar forms of relief), or where a loss is probable and we are able to make a reasonable estimate of the loss, we generally indicate the loss absorbed or make a provision for our best estimate of the expected loss.

Where it is considered that the Group is more likely than not to prevail, legal costs involved in defending the claim are charged to profit as they are incurred.

Where it is considered that the Group has a valid contract which provides the right to reimbursement (from insurance or otherwise) of legal costs and/or all or part of any loss incurred or for which a provision has been established, and we consider recovery to be virtually certain, the best estimate of the amount expected to be received is recognised as an asset.

Assessments as to whether or not to recognise provisions or assets, and of the amounts concerned, usually involve a series of complex judgements about future events and can rely heavily on estimates and assumptions. AstraZeneca believes that the provisions recorded are adequate based on currently available information and that the insurance recoveries recorded will be received. However, given the inherent uncertainties involved in assessing the outcomes of these cases, and in estimating the amount of the potential losses and the associated insurance recoveries, we could in the future incur judgments or insurance settlements that could have a material adverse effect on our results in any particular period.

IP claims include challenges to the Group’s patents on various products or processes and assertions of non-infringement of patents. A loss in any of these cases could result in loss of patent protection on the related product. The consequences of any such loss could be a significant decrease in Product Sales, which could have a material adverse effect on our results. The lawsuits filed by AstraZeneca for patent infringement against companies that have filed abbreviated new drug applications (ANDAs) in the US, seeking to market generic forms of products sold by the Group prior to the expiry of the applicable patents covering these products, typically also involve allegations of non-infringement, invalidity and unenforceability of these patents by the ANDA filers. In the event that the Group is unsuccessful in these actions or the statutory 30-month stay expires before a ruling is obtained, the ANDA filers involved will also have the ability, subject to FDA approval, to introduce generic versions of the product concerned.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Over the course of the past several years, including in 2021, a significant number of commercial litigation claims in which AstraZeneca is involved have been resolved, particularly in the US, thereby reducing potential contingent liability exposure arising from such litigation. Similarly, in part due to patent litigation and settlement developments, greater certainty has been achieved regarding possible generic entry dates with respect to some of our patented products. At the same time, like other companies in the pharmaceutical sector and other industries, AstraZeneca continues to be subject to government investigations around the world.

Patent litigation

Calquence

US patent proceedings

In February 2022, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware. In its complaint, AstraZeneca alleged that a generic version of Calquence, if approved and marketed, would infringe patents listed in the US FDA Orange Book with reference to Calquence that are owned or licensed by AstraZeneca. No trial date has been set.

Tagrisso

US patent proceedings

In February 2020, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware. In its complaint, AstraZeneca alleged that a generic version of Tagrisso, if approved and marketed, would infringe a US Orange Book-listed Tagrisso patent. In the fourth quarter of 2021, AstraZeneca entered into settlement agreements with Zydus Pharmaceuticals (USA) Inc. and Cadila Healthcare Limited (collectively, Zydus) and MSN Laboratories Pvt. Ltd. and MSN Pharmaceuticals Inc. (collectively, MSN), resolving all US patent litigation with Zydus and MSN relating to Tagrisso. The trial with the remaining defendant, Alembic Pharmaceuticals Limited, is scheduled for May 2022.

In September 2021, Puma Biotechnology, Inc. and Wyeth LLC filed a patent infringement lawsuit in the US District Court for the District of Delaware against AstraZeneca relating to Tagrisso. Neither a case schedule, nor a trial date have been set yet.

Patent proceedings outside the US

In Russia in October 2021, AstraZeneca filed a lawsuit in the Arbitration Court of the Moscow Region against Axelpharm, LLC to prevent it from obtaining authorisation to market a generic version of Tagrisso prior to the expiration of AstraZeneca’s patents covering Tagrisso. The lawsuit also names the Ministry of Health of the Russian Federation as a third party. Neither a case schedule, nor a trial date have been set.

Faslodex

Patent proceedings outside the US

In Japan, in April 2021, AstraZeneca received notice from the Japan Patent Office that Sandoz K.K. filed a Request for Invalidation of the Faslodex formulation patent. In October 2021, AstraZeneca received notice that Sun Pharma Japan Ltd. requested to intervene in the Request for Invalidation brought by Sandoz K.K seeking invalidation of the Faslodex formulation patent. The Japan Patent Office has permitted the intervention. AstraZeneca is defending the challenged patent.

Farxiga/Forxiga

US patent proceedings

In 2018, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against Zydus Pharmaceuticals (USA) Inc. (Zydus) in the US District Court for the District of Delaware (the District Court). In May 2021, trial against Zydus proceeded in the District Court. In October 2021, the District Court issued a decision finding the asserted claims of AstraZeneca’s US Patent No. 6,515,117 as valid and infringed by Zydus’s proposed ANDA product.

Patent proceedings outside the US

In Canada, in January 2021, Sandoz Canada Inc. served three Notices of Allegation on AstraZeneca alleging invalidity and/or non-infringement of all three patents listed on the Canadian Patent Register in relation to Forxiga. AstraZeneca commenced litigation in response. A trial date has been set for October 2022 with closing argument in December 2022.

In February 2021, Teva Canada Limited served a Notice of Allegation on AstraZeneca alleging invalidity and/or non-infringement of all three patents listed on the Canadian Patent Register in relation to Forxiga. AstraZeneca commenced litigation in response. A trial date has been set for October 2022 with closing argument in December 2022.

Brilinta

US patent proceedings

In 2015 and subsequently, in response to Paragraph IV notices from ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware (the District Court) relating to patents listed in the FDA Orange Book with reference to Brilinta. In 2020, AstraZeneca entered into three separate settlements and the District Court entered consent judgments to dismiss each of the corresponding litigations. Additional proceedings are ongoing in the District Court. No trial date has been set.

Roxadustat

US patent proceedings

In April 2021, Akebia Therapeutics, Inc. and Otsuka America Pharmaceutical, Inc. served AstraZeneca with a complaint seeking a declaration of invalidity and non-infringement for several of FibroGen, Inc’s (FibroGen) method of use patents related to HIF prolylhydroxylase inhibitors. AstraZeneca is the exclusive licensee of FibroGen in the United States. AstraZeneca filed a motion to dismiss in June 2021.

Patent proceedings outside the US

In Canada, in May 2018, Akebia Therapeutics, Inc. filed an impeachment action in the Federal Court of Canada alleging invalidity of several of FibroGen, Inc.’s (FibroGen) method of use patents related to HIF prolylhydroxylase inhibitors. AstraZeneca is the exclusive licensee of FibroGen in Canada. AstraZeneca and FibroGen were defending the action. The parties have resolved the action.

Symbicort

US patent proceedings

AstraZeneca is involved in ongoing ANDA litigation with Mylan Pharmaceuticals Inc. (Mylan) and Kindeva Drug Delivery L.P. (Kindeva) brought in the US District Court for the Northern District of West Virginia (the District Court). In the action, AstraZeneca alleges that the defendants' generic versions of Symbicort, if approved and marketed, would infringe various AstraZeneca patents. In September 2020, Mylan and Kindeva stipulated to patent infringement to the extent that the asserted patent claims are found to be valid and enforceable, but reserved the right to seek a vacatur of the stipulation if the US Court of Appeals for the Federal Circuit (the Federal Circuit) reverses or modifies the District Court’s claim construction. In March 2021, the District Court decided in favour of AstraZeneca and determined that the asserted patent claims were not invalid or unenforceable. Mylan and Kindeva appealed to the the Federal Circuit. In December 2021, the Federal Circuit affirmed the decision by the District Court determining that the asserted patent claims were nonobvious. However, the Federal Circuit reversed the District Court’s claim construction decision, vacated the stipulated judgment of infringement by Mylan and Kindeva and remanded the matter back to the District Court for determination of whether their ANDA product infringes the asserted patent claims under the Federal Circuit’s claim construction. In January 2022, AstraZeneca filed a Combined Petition for Panel Rehearing and Rehearing En Banc with the Federal Circuit.

Daliresp

US patent proceedings

In 2015 and subsequently, in response to Paragraph IV notices from ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of New Jersey (the District Court) relating to patents listed in the FDA Orange Book with reference to Daliresp. In 2020, AstraZeneca entered into a settlement and the District Court entered a consent judgment to dismiss the corresponding litigation. Additional proceedings are ongoing in the District Court. No trial date has been set.

Movantik

US patent proceedings

In March 2020, Aether Therapeutics, Inc. filed a patent infringement lawsuit in the US District Court for the District of Delaware against AstraZeneca, Nektar Therapeutics and Daiichi Sankyo, Inc., relating to Movantik. A trial has been set for March 2023.

Onglyza

Patent proceedings outside the US

In Canada, in November 2019, Sandoz Canada Inc. sent a Notice of Allegation to AstraZeneca challenging the validity of Canadian substance Patent No. 2402894 (expiry March 2021) (the ‘894 patent) and formulation Patent No. 2568391 (expiry May 2025) related to Onglyza. AstraZeneca commenced an action in response related to the ‘894 patent in January 2020. In October 2021, the parties reached an agreement to resolve the dispute. This matter is now concluded.

Enhertu

US patent proceedings

In October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited in the US District Court for the Eastern District of Texas alleging that Enhertu infringes US Patent No. 10,808,039 (the ‘039 patent). AstraZeneca Pharmaceuticals LP co-commercialises Enhertu with Daiichi Sankyo, Inc. (Daiichi Sankyo) in the US. In July 2021, AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited intervened in the Texas action in support of Daiichi Sankyo. A claim construction hearing took place in August 2021 and a trial has been scheduled for April 2022.

On 23 December 2020, AstraZeneca and Daiichi Sankyo filed a post-grant review petition with the US Patent and Trademark Office alleging, inter alia, that the ‘039 patent is invalid for lack of written description and enablement. In January 2021, AstraZeneca and Daiichi Sankyo filed a second post-grant review petition with the US Patent and Trademark Office extending its challenge to additional claims in the ‘039 patent. In June 2021, the US Patent and Trademark Office declined to institute the post-grant reviews. AstraZeneca and Daiichi Sankyo have requested a rehearing of their post-grant review petitions.

In August 2021, AstraZeneca Pharmaceuticals LP and Daiichi Sankyo filed an action against Andrew Hirshfeld, acting in his official capacity as Under Secretary of Commerce, and the US Patent and Trademark Office in the US District Court for the Eastern District of Virginia seeking judicial review of the US Patent Office’s discretionary authority to deny institution of post-grant review proceedings.

Ultomiris

US patent proceedings

In November 2018, Chugai Pharmaceutical Co., Ltd. (Chugai) filed a lawsuit against Alexion in the Delaware District Court alleging that Ultomiris infringes a US patent held by Chugai. Upon issuance of another US patent in November 2019, Chugai filed a second lawsuit in the same court alleging that Ultomiris also infringes the second patent. The two lawsuits were consolidated. Trial scheduled to occur in January 2022 has been postponed until February 2022 due to COVID-19.

Patent proceedings outside the US

In Japan, in December 2018, Chugai Pharmaceutical Co., Ltd (Chugai) filed a lawsuit in the Tokyo District Court against Alexion Pharma GK in Japan and alleges that Ultomiris infringes two Japanese patents held by Chugai. Chugai’s complaints seek unspecified damages and certain injunctive relief. In March 2020, the Supreme Court of Japan dismissed Chugai’s appeal against an earlier IP High Court of Japan decision which held that one of the Chugai patents-in-suit is invalid. Subsequently, Chugai filed a correction to the claims of this patents-in-suit and Alexion has countered that the corrected claims are still invalid and not infringed. In all cases, Alexion has denied the charges and countered that the patents are neither valid nor infringed. In October 2021 the Japanese Patent Office invalidated four Chugai patents, including those asserted in the Tokyo District Court Case. Chugai has appealed the patent office decision.

Product liability litigation

Farxiga and Xigduo XR

In several jurisdictions in the US, AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including Fournier's Gangrene and necrotising fasciitis, from treatment with Farxiga and/or Xigduo XR. A majority of these claims are filed in Delaware state court and remain pending.

One case, filed in state court in Minnesota, is scheduled for trial in January 2023.

Byetta/Bydureon

In the US, Amylin Pharmaceuticals, LLC (a wholly owned subsidiary of AstraZeneca) and AstraZeneca are among multiple defendants in various lawsuits filed in federal and state courts involving claims of physical injury from treatment with Byetta and/or Bydureon. The lawsuits allege several types of injuries including pancreatic cancer and thyroid cancer. A multidistrict litigation was established in the US District Court for the Southern District of California (the District Court) in regard to the alleged pancreatic cancer cases in federal courts. Further, a coordinated proceeding has been established in Superior Court in Los Angeles, California (the California Court) in regard to the various lawsuits in California state courts. In October and December 2020, the District Court and the California Court jointly heard oral argument on renewed motions filed by Defendants seeking summary judgment and dismissal of all claims alleging pancreatic cancer. In March and April 2021, the District Court and the California Court respectively granted the Defendants’ motions, and dismissed all cases alleging pancreatic cancer with prejudice. Plaintiffs have dismissed the appeal as to Amylin Pharmaceuticals, LLC and AstraZeneca. The other claims in both courts, including those alleging thyroid cancer, remain pending.

Onglyza and Kombiglyze

In the US, AstraZeneca is defending various lawsuits alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In February 2018, the Judicial Panel on Multidistrict Litigation ordered the transfer of various pending federal actions to the US District Court for the Eastern District of Kentucky (District Court) for consolidated pre-trial proceedings with the federal actions pending in the District Court. In the previously disclosed California State Court coordinated proceeding, AstraZeneca submitted its motion for summary judgment in December 2021.

Nexium and Losec/Prilosec

US proceedings

In the US, AstraZeneca is defending various lawsuits brought in federal and state courts involving multiple plaintiffs claiming that they have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. The vast majority of those lawsuits relate to allegations of kidney injuries. In particular, in May 2017, counsel for a group of such plaintiffs claiming that they have been diagnosed with kidney injuries filed a motion with the Judicial Panel on Multidistrict Litigation (JPML) seeking the transfer of any currently pending federal court cases as well as any similar, subsequently filed cases to a coordinated and consolidated pre-trial multidistrict litigation (MDL) proceeding. In August 2017, the JPML granted the motion and consolidated the pending federal court cases in an MDL proceeding in federal court in New Jersey for pre-trial purposes. A trial in the MDL previously scheduled for January 2022 has been rescheduled to October 2022. In addition to the MDL cases, there are cases filed in several state courts around the US; a trial in Delaware state court previously scheduled for February 2022 is being rescheduled.

In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs. One such claim is filed in the US District Court for the Middle District of Louisiana, where the court has scheduled a trial for November 2022.

Canada proceedings

In Canada, in July and August 2017, AstraZeneca was served with three putative class action lawsuits. Two of the lawsuits have been dismissed, one in 2019 and one in 2021. The third lawsuit, filed in Saskatchewan, seeks authorisation to represent individual residents in Canada who allegedly suffered kidney injuries from the use of proton pump inhibitors, including Nexium and Losec.

Commercial litigation

Amplimmune

In the US, in June 2017, AstraZeneca was served with a lawsuit filed by the stockholders’ agents for Amplimmune, Inc. (Amplimmune) in Delaware State Court that alleged, among other things, breaches of contractual obligations relating to a 2013 merger agreement between AstraZeneca and Amplimmune. A trial of the matter was held in February 2020 and post-trial oral argument was heard in August 2020. In November 2020, the Delaware Court of Chancery decided in AstraZeneca’s favour and subsequently entered a Final Judgment as to all pending claims in favour of AstraZeneca. In December 2020, the plaintiffs filed an appeal to the Delaware Supreme Court. In October 2021, the Delaware Supreme Court affirmed the Delaware Court of Chancery’s decision. This matter is now concluded.

Array BioPharma

In December 2017, AstraZeneca was served with a complaint filed in New York State court by Array BioPharma, Inc. (Array) alleging breaches of contractual obligations relating to a 2003 collaboration agreement between AstraZeneca and Array. In June 2020, an appeal court denied AstraZeneca's motion for an early dismissal of the case, allowing the case to continue towards trial. No trial date has been set.

Ocimum lawsuit

In the US, in December 2017, AstraZeneca was served with a complaint filed by Ocimum Biosciences, Ltd. (Ocimum) in the Superior Court for the State of Delaware that alleged, among other things, breaches of contractual obligations and misappropriation of trade secrets, relating to a now terminated 2001 licensing agreement between AstraZeneca and Gene Logic, Inc. (Gene Logic), the rights to which Ocimum purports to have acquired from Gene Logic. In February 2021, the Delaware Supreme court affirmed the grant of AstraZeneca’s motion for summary judgment. This matter is now concluded.

Seroquel XR (Antitrust Litigation)

In the US in 2019, AstraZeneca was named in several related complaints brought in the US District Court for the Southern District of New York (the Court), including several putative class action lawsuits that were purportedly brought on behalf of classes of direct purchasers or end payors of Seroquel XR, that allege AstraZeneca and generic drug manufacturers violated antitrust laws when settling patent litigation related to Seroquel XR. In August 2020, the Court granted AstraZeneca’s motions to transfer all such lawsuits to the US District Court for the District of Delaware. AstraZeneca has filed motions to dismiss the complaints, which remain pending.

Anti-Terrorism Act Civil Lawsuit

In the US, in October 2017, AstraZeneca and certain other pharmaceutical and/or medical device companies were named as defendants in a complaint filed in federal court in the District of Columbia (the District Court) by US nationals (or their estates, survivors, or heirs) who were killed or wounded in Iraq between 2005 and 2013. The plaintiffs allege that the defendants violated the US Anti-Terrorism Act and various state laws by selling pharmaceuticals and medical supplies to the Iraqi Ministry of Health. In July 2020, the District Court granted AstraZeneca’s and the other defendants’ motion and dismissed the lawsuit, and the plaintiffs appealed to the DC Circuit Court of Appeals (the Appellate Court). In January 2022, a panel of the Appellate Court reversed the dismissal and remanded the case back to the District Court. AstraZeneca and the other defendants have filed petitions requesting en banc review by the entire Appellate Court.

AZD1222 Securities Litigation

In January 2021, putative securities class action lawsuits were filed in the US District Court for the Southern District of New York against AstraZeneca PLC and certain officers, on behalf of purchasers of AstraZeneca publicly traded securities during the period 21 May 2020 through 20 November 2020. The Court appointed co-lead plaintiffs in April 2021 and they filed an Amended Complaint in July 2021 on behalf of purchasers of AstraZeneca publicly traded securities during the period 15 June 2020 through 29 January 2021. The Amended Complaint alleges that defendants made materially false and misleading statements in connection with the development of AZD1222, AstraZeneca’s vaccine for the prevention of COVID-19. In September 2021, AstraZeneca moved to dismiss the Amended Complaint.

Definiens

In Germany, in July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (the Sellers) regarding the 2014 Share Purchase Agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim they are owed approximately $140m in earn-outs under the SPA.  AstraZeneca disputes the claims of the Sellers. An oral hearing is scheduled for July 2022.

Alexion Shareholder Litigation

In March 2021, several shareholders of Alexion Pharmaceuticals, Inc. (Alexion) filed individual lawsuits against Alexion, its management, and/or AstraZeneca and affiliates in federal district court in New York. The complaints generally alleged that the preliminary registration statement filed with the SEC on 19 February 2021, omitted certain allegedly material information in connection with AstraZeneca’s proposed acquisition of Alexion (the Acquisition), and one of the complaints further alleged that the Alexion directors breached their fiduciary duties in connection with the Acquisition and that AstraZeneca and the other entity defendants aided and abetted the alleged breaches. In May 2021, all such complaints were withdrawn and dismissed. This matter is now concluded.

PARP Inhibitor Royalty Dispute

In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc, ‘GSK’) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product niraparib. In May 2021, AstraZeneca filed a lawsuit against Tesaro in the Commercial Court of England and Wales alleging that GSK has failed to pay all of the royalties due on niraparib sales under our license agreements. While a case schedule has not yet been set, trial is anticipated in H2 2022.

Portola Shareholder Litigation

In connection with Alexion’s July 2020 acquisition of Portola Pharmaceuticals, Inc. (Portola), Alexion assumed litigation to which Portola is a party. In January 2020, putative securities class action lawsuits were filed in the US District Court for the Northern District of California against Portola and certain officers and directors, on behalf of purchasers of Portola publicly traded securities during the period 8 January 2019 through 26 February 2020.The third amended complaint alleges that defendants made materially false and/or misleading statements or omissions about the demand for Andexxa, usage of Andexxa by hospitals and healthcare organisations, and about Portola’s accounting for its return reserves. In August 2021, the court denied in part defendants’ motion to dismiss the case. A trial date has been set for December 2022.

Shareholder Litigation – Alexion (US)

In December 2016, putative securities class action lawsuits were filed in the US District Court for the District of Connecticut (the District Court) against Alexion and certain officers and directors, on behalf of purchasers of Alexion publicly traded securities during the period 30 January 2014 through 26 May 2017. The amended complaint alleges that defendants engaged in securities fraud, including by making misrepresentations and omissions in its public disclosures concerning Alexion’s Soliris sales practices, management changes, and related investigations. In August 2021, the District Court issued a decision denying in part Defendants’ motion to dismiss the matter.

Syntimmune

In connection with Alexion’s prior acquisition of Syntimmune, Inc., (Syntimmune) a clinical-stage biotechnology company developing an antibody therapy targeting the FcRn, in the US, in December 2020, Alexion was served with a lawsuit filed by the stockholders’ representative for Syntimmune in Delaware State Court that alleged, among other things, breaches of contractual obligations relating to the 2018 merger agreement. The stockholders’ representative alleges that Alexion failed to meet its obligations under the merger agreement to use commercially reasonable efforts to achieve the milestones, and the plaintiff has requested payment of all milestone obligations. Alexion also filed a claim for breach of the representations in the 2018 merger agreement regarding unusable drug product and drug substance that Alexion acquired from Syntimmune. Trial in the matter is scheduled for November 2022.

Government investigations/proceedings

Toprol-XL Louisiana Attorney General Litigation

In July 2020, the Louisiana First Circuit Court of Appeals (the Appellate Court) reversed and remanded a Louisiana state trial court (the Trial Court) ruling that had granted AstraZeneca’s motion for summary judgment and dismissed a state court complaint, brought by the Attorney General for the State of Louisiana (the State), alleging that AstraZeneca engaged in unlawful monopolisation and unfair trade practices in connection with the enforcement of its Toprol-XL patents. In August 2020, AstraZeneca petitioned the Louisiana Supreme Court (the Supreme Court) to review the decision of the Appellate Court and reinstate the Trial Court’s summary judgment ruling. In April 2021, the Supreme Court granted a motion to dismiss all of the State’s claims with prejudice and vacate the decisions of the Trial Court and Appellate Court. This matter is now closed.

Vermont US Attorney Investigation

In April 2020, AstraZeneca received a Civil Investigative Demand from the US Attorney’s Office in Vermont and the Department of Justice, Civil Division, seeking documents and information relating to AstraZeneca’s relationships with electronic health-record vendors. AstraZeneca is co-operating with this enquiry.

US 340B Litigations and Proceedings

AstraZeneca is involved in several matters relating to its contract pharmacy recognition policy under the 340B Drug Pricing Program in the US. In 2020, three lawsuits were filed by covered entities and advocacy groups against the US Department of Health and Human Services, the US Health Resources and Services Administration as well as other US government agencies and their officials. The complaints allege, among other things, that these agencies should enforce an interpretation of the governing statute for the 340B Drug Pricing Program that would require drug manufacturers participating in the program to offer their drugs for purchase at statutorily capped rates to an unlimited number of contract pharmacies. AstraZeneca has sought to intervene in the lawsuits. Two of the three cases are currently stayed pending further proceedings and the third case has been dismissed. Administrative Dispute Resolution proceedings have also been initiated against AstraZeneca before the US Health Resources and Services Administration.

In February 2021, AstraZeneca received a Civil Investigative Subpoena from the Attorney General’s Office for the State of Vermont seeking documents and information relating to AstraZeneca’s contract pharmacy recognition policy under the 340B Drug Pricing Program. AstraZeneca has cooperated with the inquiry.

In January 2021, AstraZeneca filed a separate lawsuit in federal court in Delaware alleging that an Advisory Opinion issued by the Department of Health and Human Services violates the Administrative Procedure Act. In June 2021, the Court found in favour of AstraZeneca, invalidating the Advisory Opinion. Prior to the Court’s ruling, however, in May 2021, the US government issued new and separate letters to AstraZeneca (and other companies) asserting that our contract pharmacy policy violates the 340B statute. In July 2021, AstraZeneca amended the complaint to include allegations challenging the letter sent in May. In September 2021, the US government issued a follow-up letter to AstraZeneca (and other companies) asserting that it has referred the matter to the Office of Inspector General for further review and consideration. In October 2021, oral arguments were held before the federal court in Delaware challenging the letters sent in May and September.

In September 2021, AstraZeneca was served with a class-action antitrust complaint filed in federal court in New York by Mosaic Health on behalf of a purported class. The complaint alleges that AstraZeneca conspired with Sanofi-Aventis U.S., LLC, Eli Lilly and Company, Lilly USA, LLC, and Novo Nordisk Inc. to restrict access to 340B discounts in the diabetes market through contract pharmacies.

US Congressional

In January 2019, AstraZeneca received a letter from the US House of Representatives Committee on Oversight and Reform (Committee) seeking information related to pricing practices for Crestor. Similar letters were sent to 11 other pharmaceutical manufacturers. AstraZeneca cooperated with the inquiry and produced certain responsive information. In December 2021, the Committee issued a final report culminating the Committee’s pharmaceutical pricing investigation. AstraZeneca’s products are not the subject of the findings in the final report.

European Commission Claim Regarding AZD1222

In April 2021 and May 2021, the European Commission (acting on behalf of the European Union and its member states) initiated two separate legal proceedings against AstraZeneca AB in the Court of First Instance in Brussels. Both proceedings related to an Advance Purchase Agreement between the parties dated 27 August 2020 (the APA) for the supply of AZD1222. The allegations include claims that AstraZeneca has failed to meet certain of its obligations under the APA and the European Commission is seeking, among other things, a Court order to compel AstraZeneca to supply a specified number of doses before the end of the second quarter of 2021. In June 2021, the Court issued a decision in the first proceeding finding that AstraZeneca did not meet its Best Reasonable Efforts obligation in the APA because AstraZeneca did not use all of the manufacturers listed in the APA to supply the member states. The Court ordered AstraZeneca to provide an additional 50 million doses of vaccine by the end of September 2021, which AstraZeneca exceeded by the end of June 2021. The Court denied the remainder of the Commission’s claims and requested relief.

In September 2021, the parties reached an agreement to resolve the dispute. This matter is now concluded.

COVID-19 Vaccine Supply and Manufacturing Inquiries

In June 2021, Argentina’s Federal Criminal Prosecutor’s Office (the Prosecutor) contacted AstraZeneca Argentina seeking documents and electronic records in connection with a local criminal investigation relating to the public procurement and supply of Vaxzevria in that country. In October 2021, the Prosecutor filed a submission with the presiding court requesting dismissal of the criminal investigation. The request remains pending.

Tagrisso

In India, in June 2021, the National Pharmaceutical Pricing Authority (NPPA) issued a demand notice (Demand Notice) to AstraZeneca Pharma India Limited (AZPIL), regarding the pricing of Tagrisso. The NPPA has alleged that AZPIL has overcharged Tagrisso, claiming approximately $21m plus interest. AZPIL has challenged the Demand Notice in the Delhi High Court.

Turkish Ministry of Health Matter

In Turkey, in July 2020, the Turkish Ministry of Health initiated an investigation regarding payments to healthcare providers by Alexion Turkey and former employees and consultants. The investigation arose from Alexion’s disclosure of a civil settlement with the U.S. Securities & Exchange Commission (SEC) in July 2020 fully resolving the SEC’s investigation into possible violations of the FCPA. Alexion neither admitted nor denied any wrongdoing in connection with the settlement but paid $21.5 million to the SEC, consisting of amounts attributable to disgorgement, civil penalties, and pre-judgment interest. AstraZeneca is cooperating with the investigation by the Turkish agency. In September 2021, the Ministry of Health completed its draft investigation report, and referred the matter to the Ankara Public Prosecutor’s Office with a recommendation for further proceedings against certain former employees.

Canadian Pricing Matter

In October 2017, Alexion filed proceedings in the Federal Court of Canada to seek judicial review of a determination by the Canadian Patented Medicine Prices Review Board (PMPRB) that Alexion had excessively priced Soliris in a manner inconsistent with the Canadian pricing rules and guidelines. In its decision, the PMPRB ordered Alexion to decrease the price of Soliris to an upper limit based upon pricing in certain other countries and to forfeit excess revenues for the period between 2009 and 2017. In May 2019, the Federal Court dismissed Alexion’s application. Alexion appealed the decision to the Canadian Federal Court of Appeal. On 29 July 2021, the Federal Court of Appeal of Canada issued its judgment allowing the appeal, reversing the PMPRB's decision and remitting the matter to the PMPRB for re-determination with costs to AstraZeneca. In September 2021, the Attorney General of Canada sought leave to appeal the decision to the Supreme Court of Canada. Pursuant to an order made by the Federal Court of Canada, as of August 2021, AstraZeneca has placed approximately $71.4 million in escrow pending the final resolution of all appeals in this matter.

Brazilian Operations Investigation

In May 2017, Brazilian authorities seized records and data from Alexion’s São Paulo, Brazil offices as part of an investigation being conducted into Alexion’s Brazilian operations. AstraZeneca are cooperating with this inquiry.

Brazilian Tax Assessment Matter

In connection with an ongoing matter, in August 2019, the Brazilian Federal Revenue Service provided a Notice of Tax and Description of the Facts (the Tax Assessment) to two Alexion subsidiaries (the Brazil Subsidiaries), as well as to two additional entities, a logistics provider utilized by Alexion and a distributor. The Tax Assessment focuses on the importation of Soliris vials pursuant to Alexion’s free drug supply to patients program (referred to as Global Access to Medicines, or GATM) in Brazil. In September 2019, the Brazil Subsidiaries filed defences to the Tax Assessment disputing the basis for liability under the Tax Assessment, based on, among others, the following: in connection with the operation of GATM, during the period from September 2014 to June 2019: (i) the importers responsible for the importation of the GATM Soliris vials into Brazil were correctly identified and (ii) the correct customs value was utilised for the purpose of importing the GATM Soliris vials provided to the patients free of charge. Alexion prevailed in the first level of administrative appeals in the Brazilian federal administrative proceeding system based on a deficiency in the Brazil Tax Assessment. The decision was subject to an automatic (ex officio) appeal to the second level of the administrative courts, which is pending. There are three separate levels of administrative appeals within the Brazilian federal administrative proceeding system and, if the outcome of these administrative appeals is unfavourable, the final decision of the federal administrative proceeding system can be disputed to the federal court systems in Brazil (at this time, AstraZeneca intends to appeal the Tax Assessment if it is not overturned in the course of administrative appeals). Given the early stage of these proceedings, AstraZeneca is unable to predict the duration, scope or outcome of this matter, but we expect that a final resolution will take three years or more. While it is possible that a loss related to the Tax Assessment may be incurred, given its ongoing nature, we cannot reasonably estimate the potential magnitude of any such possible loss or range of loss, or the cost of the ongoing administrative appeals (and potential appeals to the federal court system) of the Tax Assessment. Any determination that any aspects of the importation of free of charge medications into Brazil as set forth in the Tax Assessment are not, or were not, in compliance with existing laws or regulations could result in the imposition of fines, civil penalties and, potentially criminal penalties, and/or other sanctions against the Group, and could have an adverse impact on the Group’s Brazilian operations.

Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Tax

AstraZeneca considers whether it is probable that a taxation authority will accept an uncertain tax treatment. If it is concluded that it is not probable that the taxation authority will accept an uncertain tax treatment, where tax exposures can be quantified, an accrual is made based on either the most likely amount method or the expected value method depending on which method management expects to better predict the resolution of the uncertainty. Accruals can be built up over a long period of time, but the ultimate resolution of tax exposures usually occurs at a point in time, and given the inherent uncertainties in assessing the outcomes of these exposures (which sometimes can be binary in nature), we could, in future periods, experience adjustments to these accruals that have a material positive or negative effect on our results in any particular period. Details of the movements in relation to material tax exposures are discussed below.

AstraZeneca faces a number of audits and reviews in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. The issues under discussion are often complex and can require many years to resolve. Accruals for tax contingencies require management to make key judgements with respect to the ultimate outcome of current and potential future tax audits, and actual results could vary from these estimates.

Transfer pricing and other international tax contingencies

The total net accrual included in the Group Financial Statements to cover the worldwide exposure to transfer pricing audits is $77m (2020: $287m; 2019: $140m), a decrease of $210m compared with 2020 mainly as a result of reduction of tax liabilities arising from updates to estimates of prior period tax liabilities following settlements with tax authorities. These positions can be complex and judgemental. Therefore in determining the accrual, management has assessed their expectation of the ultimate resolution of the uncertainty, including settlement or litigation.

Management continues to believe that AstraZeneca’s positions on all its transfer pricing and other international tax audits and disputes are robust, and that AstraZeneca is appropriately provided, including consideration of whether corresponding relief will be available under Mutual Agreement procedures or unilaterally.

HMRC communicated to the Group that they do not consider that the Group is a beneficiary of state aid following the European Commission’s (EC) decision on the state aid review of UK Controlled Foreign Company Group Financing Exemption therefore this matter is now closed.

For transfer pricing and other international tax matters where AstraZeneca and the tax authorities are in dispute, AstraZeneca estimates the potential for additional liabilities above the amount provided where the possibility of the additional liabilities falling due is more than remote, to be up to $48m (2020: $251m; 2019: $76m) including associated interest. Management believes that it is unlikely that these additional liabilities will arise. It is possible that some of these contingencies may change in the future to reflect progress in tax authority reviews, to the extent that any tax authority challenge is concluded, or matters lapse including following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods.

Other tax contingencies

Included in the tax accrual is $691m (2020: $727m; 2019: $887m) relating to a number of other tax contingencies, a decrease of $36m mainly due to releases of tax contingencies following the expiry of the relevant statute of limitations and on the conclusion of tax authority review and exchange rate effects, partially offset by the inclusion of provisions for tax contingencies relating to Alexion. The majority of the accrual relates to tax contingencies which are estimated using the expected value method and depend on AstraZeneca’s assessment of the likelihood of the approach taken by the tax authorities and could change in the future to reflect progress in tax authority reviews, the extent that any tax authority challenge is concluded, or matters lapse including following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods.

For these other tax contingencies, AstraZeneca estimates the potential for additional liabilities above the amount provided where the possibility of the additional liabilities falling due is more than remote, to be up to $598m (2020: $517m; 2019: $327m) including associated interest. It is possible that some of these contingencies may reduce in the future if any tax authority challenge is concluded or matters lapse following expiry of the relevant statutes of limitation, resulting in a reduction in the tax charge in future periods.

Timing of cash flows and interest

It is not possible to estimate the timing of tax cash flows in relation to each outcome. It is anticipated that tax payments may be required in relation to a number of significant disputes which may be resolved over the next one to two years. AstraZeneca considers the accruals set out above to appropriately reflect the expected value of any final settlement. Some of the items discussed above are not currently within the scope of tax authority audits and may take longer to resolve.

Included within other receivables and payables is a net amount of interest arising on tax contingencies of $85m (2020: $82m; 2019: $90m).

31 Statutory and other information

	2021	2020	2019
	$m	$m	$m
Fees payable to PricewaterhouseCoopers LLP and its associates:
Group audit fee	10.5	6.3	3.9
Fees payable to PricewaterhouseCoopers LLP and its associates for other services:
The audit of subsidiaries pursuant to legislation	15.2	10.8	8.3
Attestation under s404 of Sarbanes-Oxley Act 2002	2.0	2.0	2.0
Audit-related assurance services	4.5	0.7	0.3
Other assurance services	3.4	0.2	0.1
Fees payable to PricewaterhouseCoopers Associates in respect of the Group’s pension schemes:
The audit of subsidiaries’ pension schemes	0.3	0.3	0.3
	35.9	20.3	14.9

$0.4m of fees payable in 2021 are in respect of the Group audit and audit of subsidiaries related to prior years (2020: $0.8m in respect of the 2019 Group audit and audit of subsidiaries).

$0.3m of audit fees and $0.7m of Audit-related and Other assurance services relate to pre-acquisition fees incurred by Alexion.

Included in Audit-related and Other assurance services are $6.1m of services provided in relation to the acquisition of Alexion and related debt issuance.

Related party transactions

The Group had no material related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.

Key management personnel compensation

Key management personnel are defined for the purpose of disclosure under IAS 24 ‘Related Party Disclosures’ as the members of the Board and the members of the SET.

	2021	2020	2019
	$’000	$’000	$’000
Short-term employee benefits	32,985	29,126	31,329
Post-employment benefits	1,378	1,602	1,766
Share-based payments	45,234	27,666	19,210
	79,597	58,394	52,305

Total remuneration is included within employee costs (see Note 29).

32 Subsequent events

On 4 January 2022, AstraZeneca completed the sale of the global rights to Tudorza and Duaklir to Covis Pharma GmbH for an upfront payment of $270m, which will be recorded within Other operating income and expense. The intangible assets of $368m associated with this transaction were classified as Assets held for sale as at 31 December 2021 (Note 18).

Group Subsidiaries and Holdings

In accordance with section 409 of the Companies Act 2006 a full list of subsidiaries, partnerships, associates, joint ventures and joint arrangements, the country of incorporation, registered office address, and the effective percentage of equity owned as at 31 December 2021 are disclosed below. Unless otherwise stated the share capital disclosed comprises ordinary shares which are indirectly held by AstraZeneca PLC.

Unless otherwise stated the accounting year ends of subsidiaries are 31 December. The Group Financial Statements consolidate the Financial Statements of the Company and its subsidiaries at 31 December 2021.

At 31 December 2021	Group Interest
Wholly owned subsidiaries

Algeria
AAPM Sarl	100%
20 Zone Macro-Economique, Hydra, Dar El Medina, Algiers, Algeria

Argentina
AstraZeneca S.A.	100%
Nicolas de Vedia 3616, Piso 8, Ciudad Autónoma de Buenos Aires, Argentina
Alexion Pharma Argentina SRL	100%
Avenida Leandro N. Alem 592 Piso 6, Buenos Aires, Argentina

Australia
AstraZeneca Holdings Pty Limited	100%
AstraZeneca PTY Limited	100%
66 Talavera Road, Macquarie Park, NSW 2113, Australia
Alexion Pharmaceuticals Australasia Pty Ltd	100%
Building A Suite 401 Level 4, 20 Rodborough Road, Frenchs Forest, NSW 2086, Australia

Austria
AstraZeneca Österreich GmbH	100%
Landstraßer Hauptstraße 1A, A-1030 Wien, Österreich
Alexion Pharma Austria GmbH	100%
Donau-City-Straße 7, 30. Stock, DC Tower Vienna 1220, Austria

Belgium
AstraZeneca S.A. / N.V.	100%
Alfons Gossetlaan 40 bus 201 at 1702 Groot-Bijgaarden, Belgium
Alexion Pharma Belgium Sprl	100%
Alexion Services Europe Srl	100%
de Meeûssquare 37 Bruxelles 1000 Belgium

Bermuda
Alexion Bermuda Holding ULC	100%
Alexion Bermuda Limited	100%
Canon's Court, 22 Victoria St., Hamilton, Bermuda

Brazil
AstraZeneca do Brasil Limitada	100%
Rod. Raposo Tavares, KM 26, 9, Cotia, Brazil
Alexion Farmacêutica América Latina Serviços de Administração de Vendas Ltda.	100%
Avenida Doutor Chucri Zaidan, 1240 pavimento 18 Conj 1801 parte Edif. Morumbi Golden Tower Torre A Vila Sao Francisco, Sao Paulo 04530-000 Brazil
Alexion Farmacêutica Brasil Importação e Distribuição de Produtos e Serviços de Administração de Vendas Ltda	100%
Avenida Dr. Chucri Zaidan, 1240, 15th floor, Morumbi Corporate Golden Tower, São Paulo, SP, 04711-130, Brazil

Bulgaria
AstraZeneca Bulgaria EOOD	100%
36 Dragan Tzankov Blvd., District Izgrev, Sofia, 1057, Bulgaria

Canada
AstraZeneca Canada Inc.[1]	100%
Suite 5000, 1004 Middlegate Road, Ontario, L4Y 1M4, Canada
Alexion Pharma Canada Corporation	100%
1300-1969 ST, Upper Water, Halifax, NS B3J3R7, Canada

Cayman Islands
AZ Reinsurance Limited	100%
18 Forum Lane, 2nd Floor, Camana Bay, Grand Cayman, P.O. BOX 69, Cayman Islands

Chile
AstraZeneca S.A.	100%
AstraZeneca Farmaceutica Chile Limitada	100%
Av. Isidora Goyenechea 3477, 2nd Floor, Las Condes, Santiago, Chile

China
AstraZeneca Pharmaceuticals Co., Limited	100%
No. 2, Huangshan Road, Wuxi, Jiangsu Province, China
AstraZeneca (Wuxi) Trading Co. Ltd	100%
Building E, Huirong Plaza, Jinghui Road East, Xinwu District, Wuxi, Jiangsu Province, China
AstraZeneca Investment (China) Co., Ltd	100%
199 Liangjing Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, China
AstraZeneca Pharmaceutical (China) Co. Ltd	100%
No. 9 Medical Avenue, Jiangsu Province, Taizhou, China
AstraZeneca Pharmaceutical (Beijing) Co., Ltd	100%
1F, Building No.4, No.8 Courtyard, No.1 Kegu Street, Beijing Economic-Technological Development Area, Beijing 100176, China
AstraZeneca (Guangzhou) Pharmaceutical Consulting Co., Ltd.	100%
Room 406-178, No. 1, Yichuang Street, (China-Singapore Guangzhou Knowledge City) Huangpu District, Guangzhou City, China
AstraZeneca Investment Consulting (Wuxi) Co., Ltd	100%
Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China
AstraZeneca Pharmaceutical (Hangzhou) Co., Ltd	100%
12F & 14F, Building 1, Shuli Plaza, 758 Fei Jia Tang Road, Gongshu District, Hangzhou, Zhejiang Province, China
AstraZeneca Global R&D (China) Co., Ltd	100%
16F, 88 Xizang North Road, Jing’an District, Shanghai, China
AstraZeneca Pharmaceutical (Chengdu) Co., Ltd.	100%
10th Floor, Building 11 (Building E11), No. 366, Hemin Street, Chengdu High-tech Zone, China (Sichuan) Pilot Free Trade Zone
AstraZeneca Pharmaceutical (Shanghai) Co., Ltd	100%
B1F, 8F & 9F, 88 Xizang North Road, Jing’an District, Shanghai, China
Alexion Pharmaceuticals (Shanghai) Company Limited	100%
Room 702, Level, No. 1539 West Nanjing Road, Jing'an District, Shangai, China

Colombia
AstraZeneca Colombia S.A.S.	100%
Carrera 7 No. 71-21, Torre A, Piso 19, Bogota, D.C., Colombia
Alexion Pharma Colombia S.A.S.	100%
Carrera 9 No. 115 - 06 /30 Edificio Tierra Firme Oficina 2904 Bogota D.C., Colombia

Costa Rica
AstraZeneca CAMCAR Costa Rica, S.A.	100%
Escazu, Guachipelin, Centro Corporativo Plaza Roble, Edificio Los Balcones, Segundo Nivel, San Jose, Costa Rica

Croatia
AstraZeneca d.o.o.	100%
Radnicka cesta 80, 10000 Zagreb, Croatia

Czech Republic
AstraZeneca Czech Republic, s.r.o.	100%
U Trezorky 921/2, 158 00 Prague 5, Czech Republic
Alexion Pharma Czech s.r.o.	100%
Novodvorská 994/138, Braník, 142 00 Prague, Czech Republic

Denmark
AstraZeneca A/S	100%
World Trade Center Ballerup, Borupvang 3, DK- 2750 Ballerup, Denmark

Egypt
AstraZeneca Egypt for Pharmaceutical Industries SAE	100%
6th of October City, 6th Industrial Zone, Plot 2, Giza, Egypt
AstraZeneca Egypt LLC	100%
47 St. 270 New Maadi, Maddi, Cairo, Egypt
Drimex LLC	100%
Plot 133, Banks’ District, 5th Settlement, New Cairo, Cairo, Egypt

Estonia
AstraZeneca Eesti OÜ	100%
Valukoja 8, Ülemiste City, Tallinn 11415, Estonia

Finland
AstraZeneca OY.	100%
Itsehallintokuja 4, Espoo, 02600, Finland

France
AstraZeneca S.A.S.	100%
Tour Carpe Diem-31, Place des Corolles, 92400 Courbevoie, France
AstraZeneca Dunkerque Production SCS	100%
224 Avenue de la Dordogne, 59640 Dunkerque, France
AstraZeneca Reims Production	100%
Chemin de Vrilly Parc, Industriel de la Pompelle, 51100, Reims, France
Alexion Europe S.A.S.	100%
Alexion Pharma France S.A.S.	100%
103-105 Rue Anatole France 92300 Levallois-Perret

Germany
AstraZeneca Holding GmbH	100%
AstraZeneca GmbH	100%
Tinsdaler Weg 183, Wedel, D-22880, Germany
Sofotec GmbH	100%
Benzstrasse 1-3, 61352, Bad Homburg v.d. Hohe, Germany
AstraZeneca Computational Pathology GmbH[2]	100%
Bernhard-Wicki-Straße 5, 80636, Munich, Germany
Portola FRG GmbH	100%
Fraunhoferstraβe 12 Planegg 82152 Germany
Alexion Pharma Germany GmbH	100%
Landsberger Straße 300, 80687 Munich, Germany

Greece
AstraZeneca S.A.	100%
Agisilaou 6-8 str., Marousi-Athens, 15123, Greece

Hong Kong
AstraZeneca Hong Kong Limited	100%
Unit 1 – 3, 11/F., 18 King Wah Road, North Point, Hong Kong

Hungary
AstraZeneca Kft	100%
1st floor, 4 building B, Alíz str., Budapest, 1117, Hungary

India
AstraZeneca India Private Limited[3]	100%
Block A, Neville Tower, 11th Floor, Ramanujan IT SEZ, Taramani, Chennai, Tamil Nadu, PIN 600113, India
Alexion Business Services Private Limited	100%
9th Floor, Platina, G Block Plot No. C-59, Bandra-Kurla Complex Bandra (East), Mumbai 400051 India

Iran
AstraZeneca Pars Company	100%
Suite 1, 1st Floor No. 39, Alvand Ave., Argantin Sq., Tehran 1516673114, Iran

Ireland
AstraZeneca Pharmaceuticals (Ireland) Designated Activity Company	100%
4th Floor, South Bank House, Barrow Street, Dublin, 4, Republic of Ireland
Alexion Pharma Holding UC	100%
Alexion Pharma International Operations UC	100%
Alexion Pharma Development UC	100%
College Business & Technology Park Blanchardstown Road North Dublin 15 Ireland

Israel
AstraZeneca (Israel) Ltd	100%
6 Hacharash St., Hod Hasharon, 4524075, Israel
Alexion Pharma Israel Ltd	100%
4 Weizmann Str., Tel-Aviv-Jaffa, Israel

Italy
Simesa SpA	100%
AstraZeneca SpA	100%
Viale Decumano 39 20157 Milan, Italy
Alexion Pharma Italy Srl	100%
Via Melchiorre Gioia 8 Milano 20124, Italy

Japan
AstraZeneca K.K.	100%
Grand Front Osaka Tower B, 3-1, Ofuka-cho, Kita-ku, Osaka, 530-0011, Japan
Alexion Pharma GK	100%
Ebisu First Square, 18-14, Ebisu 1-chome, Shibuya-ku, Tokyo, Japan

Kenya
AstraZeneca Pharmaceuticals Limited	100%
L.R. No.1/1327, Avenue 5, 1st Floor, Rose Avenue, Nairobi, Kenya

Latvia
AstraZeneca Latvija SIA	100%
Skanstes iela 50, Riga, LV-1013, Latvia

Lithuania
AstraZeneca Lietuva UAB	100%
Spaudos g., Vilnius, LT-05132, Lithuania

Luxembourg
AstraZeneca Luxembourg S.A.	100%
Rue Nicolas Bové 2A – L-1253 Luxembourg

Malaysia
AstraZeneca Asia-Pacific Business Services Sdn Bhd	100%
12th Floor, Menara Symphony, No 5 Jalan Prof, Khoo Kay Kim, Seksyen 13, 46200 Petaling Jaya, Selangor Darul Ehsan, Malaysia
AstraZeneca Sdn Bhd	100%
Nucleus Tower, Level 11 & 12, No. 10 Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia

Mexico
AstraZeneca Health Care Division, S.A. de C.V.	100%
AstraZeneca, S.A. de C.V.	100%
Av. Periferico Sur 4305 interior 5, Colonia Jardines en la Montaña, Mexico City, Tlalpan Distrito Federal, CP 14210, Mexico
Alexion Pharma Mexico S. de R.L. de C.V.	100%
Paseo de los Tamarindos 90 Torre 1 piso 6 - A Col. Bosques de la Lomas CP 05120 D.F Mexico

Morocco
AstraZeneca Maroc SARLAU	100%
92 Boulevard Anfa ETG 2, Casablanca 20000, Morocco

The Netherlands
AstraZeneca B.V.	100%
AstraZeneca Continent B.V.	100%
AstraZeneca Gamma B.V.	100%
AstraZeneca Holdings B.V.	100%
AstraZeneca Jota B.V.	100%
AstraZeneca Rho B.V.	100%
AstraZeneca Sigma B.V.	100%
AstraZeneca Treasury B.V.	100%
AstraZeneca Zeta B.V.	100%
Alexion Holding B.V.	100%
Alexion Pharma Foreign Holdings, B.V.	100%
Prinses Beatrixlaan 582, 2595BM, The Hague, The Netherlands
AstraZeneca Nijmegen B.V.	100%
Lagelandseweg 78, 6545 CG Nijmegen, The Netherlands
Acerta Pharma B.V.	100%
Aspire Therapeutics B.V.	100%
Kloosterstraat 9, 5349 AB, Oss, The Netherlands
Portola Netherlands B.V.	100%
Prins Bernhardplein 200 JB Amsterdam 1097, The Netherlands
Alexion Pharma Netherlands B.V.	100%
Herengracht 282 Amsterdam 1016 BX, The Netherlands

At 31 December 2021	Group Interest
New Zealand
AstraZeneca Limited	100%
Pharmacy Retailing (NZ) Limited t/a Healthcare Logistics, 58 Richard Pearse Drive, Mangere, Auckland, 1142, New Zealand

Nigeria
AstraZeneca Nigeria Limited	100%
11A, Alfred Olaiya Street, Awuse Estate, Off Salvation Street, Opebi, Ikeja, Lagos, Nigeria

Norway
AstraZeneca AS	100%
Fredrik Selmers vei 6 NO-0663 Oslo, Norway

Pakistan
AstraZeneca Pharmaceuticals Pakistan (Private) Limited[4]	100%
Office No. 1, 2nd Floor, Sasi Arcade, Block 7, Main Clifton Road, Karachi, Pakistan

Panama
AstraZeneca CAMCAR, S.A.	100%
Bodega #1, Parque Logistico MIT, Carretera Hacia Coco Solo, Colon, Panama

Peru
AstraZeneca Peru S.A.	100%
Calle Las Orquídeas No. 675, Int. 802, Edificio Pacific Tower, San Isidro, Lima, Peru

Philippines
AstraZeneca Pharmaceuticals (Phils.) Inc.	100%
16th Floor, Inoza Tower, 40th Street, Bonifacio Global City, Taguig 1634, Philippines

Poland
AstraZeneca Pharma Poland Sp.z.o.o.	100%
Postepu 14, 02-676, Warszawa, Poland

Portugal
Astra Alpha Produtos Farmaceuticos Lda	100%
AstraZeneca Produtos Farmaceuticos Lda	100%
Novastra Promoção e Comércio Farmacêutico Lda	100%
Novastuart Produtos Farmaceuticos Lda	100%
Stuart-Produtos Farmacêuticos Lda	100%
Zeneca Epsilon – Produtos Farmacêuticos Lda	100%
Zenecapharma Produtos Farmaceuticos, Unipessoal Lda	100%
Rua Humberto Madeira, No 7, Queluz de Baixo, 2730-097, Barcarena, Portugal

Puerto Rico
IPR Pharmaceuticals, Inc.	100%
Road 188, San Isidro Industrial Park, Canóvanas, Puerto Rico 00729

Romania
AstraZeneca Pharma S.R.L.	100%
12 Menuetului Street, Bucharest Business Park, Building D, West Wing, 1st Floor, Sector 1, Bucharest, 013713, Romania

Russia
AstraZeneca Industries, LLC	100%
249006, 1st Vostochniy proyezd, 8, Dobrino village, Borovskiy district, Russian Federation
AstraZeneca Pharmaceuticals, LLC	100%
Building 1, 21 First Krasnogvardeyskiy lane, floor 30, Moscow, Russia
Alexion Pharma OOO LLC	100%
4th Lesnoy Pereulok, Floor 5, Office 529, Moscow, 125047, Russian Federation.

Singapore
AstraZeneca Singapore Pte Limited	100%
10 Kallang Avenue #12-10, Aperia Tower 2, 339510, Singapore

South Africa
AstraZeneca Pharmaceuticals (Pty) Limited	100%
17 Georgian Crescent West, Northdowns Office Park, Bryanston, 2191, South Africa

South Korea
AstraZeneca Korea Co. Ltd	100%
21st Floor, Asem Tower, 517, Yeongdong-daero, Gangnam-gu, Seoul, 06164, South Korea
Alexion Pharma Korea LLC	100%
41 FL., 152 Teheran-ro (Yeoksam-dong Gangnam Finance Center), Gangnam-gu Seoul, South Korea

Spain
AstraZeneca Farmaceutica Holding Spain, S.A.	100%
AstraZeneca Farmaceutica Spain S.A.	100%
Fundación AstraZeneca	100%
Laboratorio Beta, S.A.	100%
Laboratorio Lailan, S.A.	100%
Laboratorio Tau S.A.	100%
Parque Norte, Edificio Álamo, C/Serrano Galvache no 56., 28033 Madrid, Spain
Alexion Pharma Spain S.L.	100%
Av Diagonal Num. 601 P.1 Barcelona 08028, Spain

Sweden
Astra Export & Trading Aktiebolag	100%
Astra Lakemedel Aktiebolag	100%
AstraZeneca AB	100%
AstraZeneca Biotech AB	100%
AstraZeneca BioVentureHub AB	100%
AstraZeneca Holding Aktiebolag[5]	100%
AstraZeneca International Holdings Aktiebolag[6]	100%
AstraZeneca Nordic AB	100%
AstraZeneca Pharmaceuticals Aktiebolag	100%
AstraZeneca Södertälje 2 AB	100%
Stuart Pharma Aktiebolag	100%
Tika Lakemedel Aktiebolag	100%
SE-151 85 Södertälje, Sweden
Aktiebolaget Hassle	100%
Symbicom Aktiebolag[6]	100%
431 83 MoIndal, Sweden
Astra Tech International Aktiebolag	100%
Box 14, 431 21 MoIndal, Sweden
Alexion Pharma Nordics Holding AB	100%
Alexion Pharma Nordics AB	100%
TTM Europe Development AB	100%
Wilson Therapeutics AB	100%
Wilson Therapeutics Incentive AB	100%
Kungsgatan 3, 111 43 Stockholm, Sweden

Switzerland
AstraZeneca AG	100%
Neuhofstrasse 34, 6340 Baar, Switzerland
Spirogen Sarl[6]	100%
Rue du Grand-Chêne 5, CH-1003 Lausanne, Switzerland
Portola Schweiz GmbH	100%
c/o Tom Schaffner Schärer Rechtsanwälte Hintere Bahnhofstrasse 6, 5000 Aarau, Switzerland
Alexion Pharma GmbH	100%
Giesshübelstrasse 30, Zürich, 8045, Switzerland

Taiwan
AstraZeneca Taiwan Limited	100%
21st Floor, Taipei Metro Building 207, Tun Hwa South Road, SEC 2 Taipei, Taiwan
Alexion Pharma Taiwan Ltd	100%
Room 1153, 11F, No.1, SongZhi Rd Taipei, 11047 Taiwan

Thailand
AstraZeneca (Thailand) Limited	100%
Asia Centre 19th floor, 173/20, South Sathorn Rd, Khwaeng Thungmahamek, Khet Sathorn, Bangkok, 10120, Thailand

Tunisia
AstraZeneca Tunisie SaRL	100%
Lot No.11.5.5 les jardins du lac, bloc B les berges du lac Tunis, Tunisia

Turkey
AstraZeneca Ilac Sanayi ve Ticaret Limited Sirketi	100%
YKB Plaza, B Blok, Kat:3-4, Levent/Beşiktaş, Istanbul, Turkey
Zeneca Ilac Sanayi Ve Ticaret Anonim Sirketi	100%
Büyükdere Cad., Y.K.B. Plaza, B Blok, Kat:4, Levent/Beşiktaş, Istanbul, Turkey
Alexion Ilac Ticaret Limited Sirketi	100%
İçerenköy Mahallesi Umut Sok. AND Ofis Sit. No. 1012/73 Ataşehir Istanbul Turkey

Ukraine
AstraZeneca Ukraina LLC	100%
54 Simi Prakhovykh street, Kiev, 01033, Ukraine

United Arab Emirates
AstraZeneca FZ-LLC	100%
P.O. Box 505070, Block D, Dubai Healthcare City, Oud Mehta Road, Dubai, United Arab Emirates
Alexion Pharma Middle East FZ-LLC	100%
Dubai Science Park, 501, Floor 5, EIB Building No. 2, Dubai, United Arab Emirates

United Kingdom
Ardea Biosciences Limited	100%
Arrow Therapeutics Limited	100%
Astra Pharmaceuticals Limited	100%
AstraPharm[6]	100%
AstraZeneca China UK Limited	100%
AstraZeneca Death In Service Trustee Limited	100%
AstraZeneca Employee Share Trust Limited	100%
AstraZeneca Finance Limited	100%
AstraZeneca Intermediate Holdings Limited[5]	100%
AstraZeneca Investments Limited	100%
AstraZeneca Japan Limited	100%
AstraZeneca Nominees Limited	100%
AstraZeneca Quest Limited	100%
AstraZeneca Share Trust Limited	100%
AstraZeneca Sweden Investments Limited	100%
AstraZeneca Treasury Limited[6]	100%
AstraZeneca UK Limited	100%
AstraZeneca US Investments Limited[5]	100%
AZENCO2 Limited	100%
AZENCO4 Limited	100%
Cambridge Antibody Technology Group Limited	100%
KuDOS Horsham Limited	100%
KuDOS Pharmaceuticals Limited	100%
Zenco (No. 8) Limited	100%
Zeneca Finance (Netherlands) Company	100%
1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom
MedImmune Limited	100%
Milstein Building, Granta Park, Cambridge, CB21 6GH, United Kingdom
MedImmune U.K. Limited	100%
Plot 6, Renaissance Way, Boulevard Industry Park, Liverpool, L24 9JW, United Kingdom
Syntimmune Limited	100%
21 Holborn Viaduct, London, EC1A 2DY, United Kingdom
Alexion Pharma UK Limited	100%
Portola Pharma UK Limited	100%
3 Furzeground Way, Stockley Park Uxbridge Middlesex, UB11 1EZ, United Kingdom

United States
Amylin Ohio LLC[7]	100%
Amylin Pharmaceuticals, LLC[7]	100%
AstraZeneca Collaboration Ventures, LLC[7]	100%
AstraZeneca Pharmaceuticals LP8	100%
Atkemix Nine Inc.	100%
Atkemix Ten Inc.	100%
BMS Holdco, Inc.	100%
Corpus Christi Holdings Inc.	100%
Omthera Pharmaceuticals, Inc.	100%
Optein, Inc.	100%
Stauffer Management Company LLC[7]	100%
Zeneca Holdings Inc.	100%
Zeneca Inc.	100%
Zeneca Wilmington Inc.[5]	100%
AstraZeneca Finance LLC	100%
AstraZeneca Finance and Holdings Inc.[5]	100%
1800 Concord Pike, Wilmington, DE 19803, United States
ZS Pharma Inc.	100%
1100 Park Place, Suite 300, San Mateo, CA 94403, United States
AlphaCore Pharma, LLC[7]	100%
333 Parkland Plaza, Suite 5, Ann Arbor, MI 48103, United States
AZ-Mont Insurance Company	100%
76 St Paul Street, Suite 500, Burlington, VT 05401, United States
Definiens Inc.	100%
1808 Aston Avenue, Suite 190, Carlsbad, CA 92008, United States
MedImmune, LLC[7]	100%
MedImmune Ventures, Inc.	100%
One MedImmune Way, Gaithersburg, MD 20878, United States
Pearl Therapeutics, Inc.	100%
200 Cardinal Way, Redwood City, CA 94063, United States
Caelum Biosciences Inc.	100%
1200 Florence Columbus Road, Bordentown, NJ 08505, United States
Alexion Services Latin America Inc.	100%
600 Brickell Ave, Miami, FL 33131, United States
Portola USA, Inc.	100%
Portola Pharmaceuticals LLC	100%
270 East Grand Avenue South San Francisco, CA 94080, United States
Achillion Pharmaceuticals, Inc.	100%
Alexion Delaware Holding LLC	100%
Alexion Holding LLC	100%
Alexion Pharma LLC	100%
Alexion Pharmaceuticals, Inc.	100%
Syntimmune, Inc.	100%
Alexion US Holdings LLC	100%
Alexion US1 LLC	100%
Savoy Therapeutics Corp	100%
Wilson Therapeutics USA, Inc.	100%
121 Seaport Boulevard, Boston, MA 02210, United States
Acerta Pharma LLC[7]	100%
121 Oyster Point Boulevard, South San Francisco, CA 94080, United States
Cider Merger Sub, Inc.	100%
1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801, United States

At 31 December 2021	Group Interest
Uruguay
AstraZeneca S.A.	100%
Yaguarón 1407 of 1205, 11.100, Montevideo, Uruguay

Venezuela
AstraZeneca Venezuela S.A.	100%
Gotland Pharma S.A.	100%
Av. La Castellana, Torre La Castellana, Piso 5, Oficina 5-G, 5-H, 5-I, Urbanización La Castellana, Municipio Chacao, Estado Bolivariano de Miranda, Venezuela

Vietnam
AstraZeneca Vietnam Company Limited	100%
18th Floor, A&B Tower, 76 Le Lai, Ben Thanh Ward, District 1, Ho Chi Minh City, Vietnam

Subsidiaries where the effective interest is less than 100%
India
AstraZeneca Pharma India Limited[3]	75%
Block N1, 12th Floor, Manyata Embassy Business Park, Rachenahalli, Outer Ring Road, Bangalore-560 045, India

Indonesia
P.T. AstraZeneca Indonesia	95%
Perkantoran Hijau Arkadia Tower F, 3rd Floor, JI. T.B. Simatupang Kav. 88, Jakarta, 12520, Indonesia

Joint Ventures
Hong Kong
WuXi MedImmune Biopharmaceutical Co., Limited	50%
Room 1902, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong
IHP HK Holdings Limited	50%
Unit 5805, 58/F., Two International Finance Centre 8 Finance Street, Central, Hong Kong

United Kingdom
Archigen Biotech Limited[9]	50%
Centus Biotherapeutics Limited[9]	50%
1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom

United States
Montrose Chemical Corporation of California	50%
Suite 380, 600 Ericksen Ave N/E, Bainbridge Island, United States

Significant Holdings
Australia
Armaron Bio Ltd[10]	24.60%
MPR Group, HWT Tower, Level 19, 40 City Rd, Southbank, VIC 3006, Australia

China
Dizal (Jiangsu) Pharmaceutical Co., Ltd.[11]	26.95%

199 Liangjing Rd, Zhangjiang Hi-Tech Park, Pudong District, Shanghai, China, 201203
Wuxi AstraZeneca-CICC Venture Capital Partnership (Limited Partnership)	22.13%
Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China

United Kingdom
Apollo Therapeutics LLP[7]	25%
Stevenage Biosciences Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom
VaxEquity[14]	40%
The Mansion, Chesterford Research Park, Little Chesterford, Essex, United Kingdom CB10 1XL

United States
C.C. Global Chemicals Company[8]	37.5%
PO Box 7, MS2901, Texas, TX76101-0007, United States

Associated Holdings
France
Medetia SAS[9]	10%
Institute Imagine 24, Boulevard du Montparnasse 75015, Paris, France

Sweden
Swedish Orphan Biovitrum AB (publ)	9.9%
Tomtebodavägen 23A, Stockholm, Sweden
Ondosis[6]	19.9%
BioVentureHub, Pepparedsleden 1, 431 83 Mölndal, Sweden

United Kingdom
Circassia Pharmaceuticals PLC	17%
Northbrook House, Robert Robinson Avenue, Oxford Science Park, Oxford, OX4 4GA, United Kingdom

United States
AbMed Corporation[12]	18%
68 Cummings Park Drive, Woburn, MA 01801, United States
Aristea Therapeutics, Inc.[13]	11.85%
122770 High Bluff Drive, #380, San Diego, CA 92130, United States
Baergic Bio, Inc.	19.95%
2 Gansevoort Street, 9th Floor, New York, NY 10014, United States

Employee Benefit Trust
The AstraZeneca Employee Benefit Trust

1	Ownership held in ordinary and class B special shares.
2	Ownership held in common shares, preferred shares 2003, preferred shares 2003 ex (A), preferred shares 2003 ex (B), preferred shares Series D, preferred shares Series E and preferred shares Series F.
3	Accounting year end is 31 March.
4	Accounting year end is 30 June.
5	Directly held by AstraZeneca PLC.
6	Ownership held in Ordinary A shares and Ordinary B shares.
7	Ownership held as membership interest.
8	Ownership held as partnership interest.
9	Ownership held in class A preference shares.
10	Ownership held in class B preference shares.
11	Voting rights and percentages vary depending on the subject matter and business to be voted on.
12	Ownership held in common shares and series A preferred shares.
13	Ownership held in series A-1 preferred stock and series B preferred stock.
14	Ownership held in series A preferred stock.