Form 20-F
period 2022-12-31
ASTRAZENECA PLC
filed 2023-02-21
CIK 901832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2022 was:

Title of Class	Number of Shares Outstanding
Ordinary Shares of 25¢ each:	1,549,800,030
Redeemable Preference Shares of £1 each:	50,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ⌧  No ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻  No ⌧

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

Yes ⌧  No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ⌧  No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐  No ☐

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2022 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated and submitted on February 21, 2023.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Unless the context otherwise requires, “AstraZeneca” or “Group” refers to the Company and its consolidated entities. Other information contained within AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F, including graphs and tabular data, is not included in this Form 20-F unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Use of terms” on the inside front cover, “Strategic Report—Financial Review—Measuring performance” on page 62, and the tables on pages 63 and 64, “Additional Information —Trade Marks” on page 219, “—Glossary” on pages 220 to 223 and “—Important information for readers of this Annual Report—Cautionary statement regarding forward-looking statements”, “—Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates”, “—Statements of competitive position, growth rates and sales”, “— AstraZeneca websites”, “—External/third-party websites” and “—Figures” on page 224, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference. References herein to AstraZeneca websites, including where a link is provided, are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F dated February 21, 2023. Reference to “audited” information (including graphs and tabular data) set forth under the heading “Corporate Governance—Directors’ Remuneration Report” refers to procedures performed by the Company’s external auditor in accordance with International Standards on Auditing (UK) (‘ISAs (UK)’) and applicable law and does not form part of the “Report of Independent Registered Public Accounting Firm” in Item 18 herein. For the avoidance of doubt, the “Independent auditors’ report to the members of AstraZeneca PLC” on pages 131 to 137 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 does not form part of, and is not incorporated into, this Form 20-F dated February 21, 2023.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Reserved

B.       Capitalization and Indebtedness

Not applicable.

C.       Reason for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Operating in the pharmaceutical sector carries various inherent risks and uncertainties that may affect our business. In this section, we describe the risks and uncertainties that we consider material to our business, in that they may have a significant effect on our financial condition, results of operations, and/or reputation.

These risks have been categorised consistently with the “Risk Overview—Principal Risks” detailed from page 58 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023, each of which are included below (in addition to other risks that we face). We believe that the forward-looking statements about AstraZeneca in this Form 20-F dated February 21, 2023, identified by words such as ‘anticipates’, ‘believes’, ‘expects’ and ‘intends’, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations. Therefore, other risks, unknown or not currently considered material, could have a material adverse effect on our financial condition or results of operations.

Product pipeline risks	Impact
Failure or delay in the delivery of our pipeline or launch of new medicines

Our continued success depends on the development and successful launch of innovative new drugs.

The development of pharmaceutical product candidates is a complex, risky and lengthy process involving significant resources. A project may fail at any stage of the process due to various factors, including: failure to obtain the required regulatory or marketing approvals, unfavourable clinical efficacy data, safety concerns, failure to demonstrate adequate cost-effective benefits to regulatory authorities and/or payers, and the emergence of competing products. More details of projects that have suffered setbacks or failures during 2022 can be found in the “Strategic Report—Therapy Area Review” on pages 18 to 33 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023.

Launch activities may be delayed by a number of factors, including: adverse findings in pre-clinical or clinical studies, regulatory demands, price negotiation, large-scale natural disasters or global pandemics, competitor activity, and technology transfer.

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

Delays to launches can lead to excess expenses in the manufacture of pre-launch inventories, marketing materials and sales force training. For the launch of products that are seasonal in nature, delays in regulatory approvals or manufacturing may delay launch to the next season which, in turn, may significantly reduce the return on costs incurred in preparing for the launch for that season. Furthermore, in immuno-oncology in particular, speed to market is critical given the large number of clinical trials being conducted by competitors. Delay of launch can also erode the term of patent exclusivity.

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

Failure to meet regulatory or ethical requirements for medicine development or approval

We are subject to laws and regulations that control our ability to market our pharmaceutical products. Our development programmes must meet many standards to prove that our products are safe, effective and of high quality. Health authorities, such as the FDA in the US and the EMA in the EU, can refuse to approve our products or they may require us to conduct additional clinical trials or scientific testing before they will approve them for marketing. Many factors influence a health authority’s decision to approve or reject a marketing application for a pharmaceutical product. These include advances in science and technology; new laws, regulations and policies; different standards for evaluating safety and effectiveness by health authorities; and input from the general public and public interest groups.

Following approval, a health authority may require us to conduct additional clinical trials or scientific testing to address concerns raised after our products have been used by patients in the marketplace.

Delays in regulatory approvals could delay our ability to market our products and may adversely affect our revenue. In addition, post-approval requirements, including additional clinical trials, could result in increased costs. We seek to manage these risks, but policymaking by governments and health authorities can be unpredictable and unforeseen circumstances, such as public health emergencies, may strain health authority resources. These factors may delay the approval of our products.

New data may impact a product’s approval status or can lead to labelling changes that may limit the use of a product.

D.       Risk Factors

continued

Commercialisation risks	Impact
Failures or delays in the quality or execution of the Group’s commercial strategies

Maximising the commercial potential of our new products underpins the success of our strategy and the delivery of our short- and medium-term targets. We may ultimately be unable to achieve commercial success for various reasons, including: difficulties in manufacturing sufficient quantities of the product; any price control measures imposed by governments and healthcare authorities; the outcome of negative negotiations with third-party payers; erosion of IP rights; failure to show a differentiated product profile and changes in prescribing habits.

The ability to successfully carry out business in emerging markets can be more challenging than in established markets. Such challenges may include: volatility in economic or political climates; inadequate protection against crime (including counterfeiting, corruption and fraud) and inadvertent breaches of local and international law.

Failure to execute our commercial strategies or achieve the level of sales anticipated for a medicine could materially adversely impact our business or results of operations.

Failure to leverage potential opportunities or appropriately manage risks in emerging markets may materially adversely affect our reputation, business or results of operations.

Pricing affordability, access and competitive pressures

Continuing global pressures to reduce healthcare spending in response to political, socio-economic and financial factors may lead to cost containment measures being implemented by payers including:

> drug pricing system reforms

> restrictive reimbursement policies (e.g., Germany Financial Stability Act)

> payer consolidation in the US

> new US government price-setting programs (Inflation Reduction Act)

> price transparency

> reference pricing

> expedited approval of generic drugs and introduction of laws, regulations and policies which encourage generic utilisation

> cost transparency.

Deterioration of, or lack of improvement in, socio-economic conditions could adversely affect supply and/or distribution in affected countries and the ability or willingness of customers to purchase our medicines, putting pressure on price and/or volumes. This could adversely affect our business or results of operations, for example, those health systems most severely impacted by downturn may seek alternative ways to settle their debts at a discount. Other customers may cease to trade, which may result in losses from writing off debts or a reduction in demand for products. Across the industry, a new government-run drug price-setting programme in the US could reduce the value of certain products sooner than planned, and impact the R&D pipeline as companies seek to avoid investing in lower yield products.

Supply chain and business execution risks	Impact
Failure to maintain supply of compliant, quality medicines

We may experience challenges, delays or interruptions in the manufacturing and supply of our products for various reasons, including:

> Significant unforecasted demand growth or supply chain disruptions (e.g., natural disasters, COVID 19, geopolitics), which may lead to supply shortages or delays in construction of facilities to support future demand of our products.

> The inability to supply products due to a product quality failure or regulatory compliance action such as licence withdrawal, product recall or change of regulatory standards (e.g., nitrosamines, where regulators have been introducing new limits/expectations for regulatory filings).

It is necessary for us to meet all regulations, including compliance with Good Manufacturing Practices (GMP) and Good Distribution Practices (GDP) and comparable regulatory dossier conditions of approval in all countries in which our products are licensed, manufactured or sold.

We increasingly rely on third parties for the timely supply of goods (e.g., active ingredients, packaging components etc.), many of which are difficult to substitute in a timely manner or at all.

Supply chain difficulties may result in product shortages, which could lead to lost Product Sales and materially affect our reputation and results of operations.

Failure to comply with all manufacturing regulations can result in negative regulatory inspection findings leading to the halting of manufacturing, product seizure, debarment or recalls which could have an adverse effect on our business, financial condition and results of operations.

In the event of insolvency of third-party suppliers, it would be difficult to substitute in a timely manner or at all.

Illegal trade in the Group’s medicines

The illegal trade of pharmaceutical products, including counterfeiting, tampering, theft and illegal diversion (where products are found in a market where we did not send them and where they are not approved to be sold) may lead to a loss of public confidence in the integrity of medicines.

The incidence of illegal trade could materially adversely affect our reputation, financial performance and pose a direct risk to patient safety. In addition, concern about this issue may cause some patients to stop taking their medicines, with consequential risks to their health.

If we are found liable for breaches in our supply chains, authorities may take action, financial or otherwise, that could restrict the distribution of our products.

D.       Risk Factors

continued

Reliance on third-party goods and services

A significant proportion of AstraZeneca’s annual costs relates to spend with third-party suppliers. The level of spend supports the length of our value chain from discovery to manufacture and commercialisation of our medicines.

Many of our business-critical operations are outsourced to third-party providers. We are, therefore, heavily reliant on these third parties to get medicines to patients, comply with applicable laws and regulations, while also ensuring prudent use of AstraZeneca financial resources.

Failure to successfully secure, onboard and manage outsourced services, particularly with inflationary pressures increasing, or the failure of outsourced providers to deliver timely services, and to the required level of quality, could materially adversely affect our reputation, our financial condition and operating results as well as our ability to deliver medicines to patients.

Failure to effectively manage third-party suppliers when external factors, including geopolitical tensions, or raw materials and components shortages, place increased pressure on AstraZeneca’s ability to purchase goods and services may lead to major business disruption.

Any breach of security, whether physical, cyber or data related, or failure of these third parties to operate in a way that is consistent with laws or regulations, may lead to regulatory penalties, materially affect the results of operations and adversely impact our reputation.

Failure in information technology or cybersecurity

IT systems are the foundation of all critical business functions. Critical business processes and functions are increasingly dependent on partner and vendor IT stability and integrity. Our ability to deliver life-changing medicines is tightly coupled with continuous access to collaboration environments, global communications channels, applications and data. Uninterrupted service and high-fidelity IT systems remain a business imperative. In addition to availability and reliability, IT systems must comply with provisions specified in data security, privacy and individual protection laws.

Data is now considered the most valuable business commodity we must maintain continuous access to and protect. Data is often characterised as strictly confidential information. Examples of strictly confidential data include clinical trial records, personal information, intellectual property, R&D data, and compliance information. IT systems and data are potentially vulnerable to service interruptions and security breaches via attacks by malicious third parties or intentional or inadvertent actions by our employees or vendors. Attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organised criminal groups, ‘hacktivists’, nation states, employees and others.

The internet is our primary critical business transaction channel. The internet is increasingly exposed to geopolitical situational disruption.

Privacy legislation includes obligations to report data protection breaches to regulators and affected individuals within expedited timeframes.

Disruption to these IT systems and/or the internet (including breaches of data security or cybersecurity, failure to integrate new and existing IT systems) or failure to comply with additional requirements under applicable laws, could harm our reputation and materially adversely affect our financial condition or results of operations. While we invest heavily in the protection of our data and IT, we may be unable to prevent hardware or software failures or breaches which could result in disclosure of confidential information, damage to our reputation, regulatory penalties or sanctions, or financial loss. The inability to back-up and restore data effectively could lead to permanent loss of data that could, in turn, result in non-compliance with applicable laws and regulations and otherwise harm our business.

Data loss could lead to public disclosure of confidential information which may damage our reputation, materially affect our business or results of operations, and expose us to legal risks and/or additional legal obligations. Public disclosure of sensitive information could materially adversely affect our reputation and business or operations results.

Cybersecurity insurance coverage limits may not protect against any future claim or claim proceeds may be delayed.

Failure to comply with regulatory disclosure requirements could cause reputational damage and a loss of public trust.

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

> Natural disasters in areas of the world prone to extreme weather events, which may increase in frequency or severity as a result of climate change, and phenomena such as earthquakes.

> Cyber threats similar to those detailed in the ‘Failure in information technology or cybersecurity’ section above.

Such material threats may heighten certain other risks, such as those relating to the delivery of the pipeline, launch of new medicines, or the manufacture and supply of medicines, and may lead to loss of revenue and have a materially adverse impact on our financial results.

D.       Risk Factors

continued

Failure to collect and manage data in line with legal and regulatory requirements and strategic objectives

We are seeing significant change in global privacy laws with many countries creating new or strengthening existing laws regarding how organisations can process personal data, including the EU General Data Protection Regulation, the UK Data Protection Act, the US California Consumer Privacy Act and California Privacy Rights Act and Personal Information Protection Law in China. Such laws require us, for example, to maintain appropriate data security measures, implement measures to allow us to transfer personal data across country borders, and to provide timely notice to individuals and/or regulators if personal data is compromised.

Further, the interpretation of privacy laws may differ or may be inconsistent across jurisdictions, and other countries where we operate are also enforcing their own laws more aggressively and/or adopting tougher new measures.

AstraZeneca processes significant volumes of personal data, including sensitive data relating to health and genomics, which is subject to heightened protections and may attract increased attention under privacy laws. AstraZeneca uses personal data in all our core operations and thus the ability to process personal data in a lawful and compliant manner is essential to achieving our stated business aims.

Despite taking measures designed to ensure compliance with applicable privacy laws by our personnel and our third parties, non-compliance has occurred and may occur again in the future. If future instances of non-compliance are deemed significant, these may attract material regulatory sanctions or fines and corresponding reputational damage, orders to stop certain processing of personal data, or legal action on behalf of impacted individuals. Further, failure to protect personal data could lead to a competitive disadvantage, loss of trust from our stakeholders, including patients, and prevent us from delivering our strategic objectives.

If the scope of privacy laws is expanded or if the interpretation of existing laws or new laws are implemented, AstraZeneca and its third-party vendors may be required to change their business practices or data processing practices and policies. This may lead to substantial compliance-related costs or materially adversely impact our business and financial condition.

Failure to attract, develop, engage and retain a diverse, talented and capable workforce

We rely heavily on recruiting and retaining talented employees with a diverse range of skills and capabilities to meet our strategic objectives. Externally there is intense competition for well-qualified individuals, as the supply of people with certain skills or in specific geographic regions may be limited.

Ensuring our employees are continually developed and engaged with strategic objectives embeds commitment across the workforce.

The inability to attract and retain highly skilled personnel may weaken our succession plans for critical positions, impact the implementation of our strategic objectives and ultimately result in the failure of our business operations.

Failure to develop and engage our workforce could result in business disruption, a loss of productivity and higher turnover rates, all of which could materially adversely affect our business.

Legal, regulatory and compliance risks	Impact
Failure to meet regulatory or ethical expectations on environmental impact, including climate change

Environmental issues will become more material as healthcare systems embrace net-zero climate targets.

Our environmental targets and performance will have increased scrutiny by investors, governments and non-governmental organisations.

Environmental considerations are becoming embedded in the public procurement of goods and services, including medicinal products and devices.

Specific materials used to manufacture medicines, or used as excipients or propellants, are coming under increased regulation and may be subject to time-limited exemptions or potential phase-out.

The physical impacts of climate change could impact the resilience of our business operations and supply chain.

Investors are increasingly focusing on environmental issues. We continue to see an increased requirement to quantify the impact of specific environmental issues and to disclose our strategy, targets and performance.

Failure to maximise our environmental sustainability credentials could expose us to increased regulatory risk and put us at a commercial disadvantage relative to our peers. This could adversely impact our financial results and lead to reputational damage.

Failure to proactively manage the physical risks associated with climate change could impact the resilience of our operations and supply chain. This could result in supply interruptions, loss of stock and adversely impact our financial results.

D.       Risk Factors

continued

Safety and efficacy of marketed medicines is questioned

Our ability to accurately assess, prior to launch, the eventual safety or efficacy of a new product once in broader clinical use can only be based on data available at that time, which is inherently limited due to relatively short periods of product testing and relatively small clinical study patient samples.

Any unforeseen safety concerns or adverse events relating to our products, or failure to comply with laws, rules and regulations relating to provision of appropriate warnings concerning the dangers and risks of our products that result in injuries, could expose us to large product liability damages claims, settlements and awards, particularly in the US. Adverse publicity relating to the safety of a product, or of other competing products, may increase the risk of product liability claims. Details of material product liability litigation matters can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 192 to 198 of AstraZeneca’s “Annual Report and Form 20-F Information 2022”, included as exhibit 15.1 to Form 20-F dated February 21, 2023.

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

Unfavourable resolution of such current and similar future product liability claims could subject us to enhanced damages, consumer fraud and/or other claims, including civil and criminal governmental actions. This could require us to make significant provisions in our accounts relating to legal proceedings and could materially adversely affect our financial condition or results of operations, particularly where such circumstances are not covered by insurance.

Adverse outcome of litigation and/or governmental investigations

Our business is subject to a wide range of laws and regulations around the world. We have been, and may continue to be, subject to various legal proceedings and governmental investigations.

Actual or perceived failure to comply with laws or regulations has historically and may in the future result in AstraZeneca and/or its employees being investigated by government agencies and authorities and/or in civil legal proceedings. Relevant authorities have wide-ranging administrative powers to deal with any failure to comply with laws, regulations or continuing regulatory oversight, and this could affect us, whether such failure is our own or that of our contractors or external partners. In particular, the manufacturing, marketing, exportation, promotional, clinical, pharmacovigilance, and pricing practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with regulatory agencies, purchasers, prescribers and patients, are subject to extensive regulation, litigation and governmental investigation. Moreover, such laws, rules and regulations are subject to change. Details of material litigations and governmental investigations can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 192 to 198 of AstraZeneca’s “Annual Report and Form 20-F Information 2022”, included as exhibit 15.1 to Form 20-F dated February 21, 2023.

Many companies, including AstraZeneca, have been subject to legal claims asserted by federal and state governmental authorities and private payers and consumers, which have resulted in substantial expense and other significant consequences. Governmental investigations or proceedings could result in us becoming subject to civil or criminal sanctions and/or being forced to pay fines or damages. Civil litigation, particularly in the US, is inherently unpredictable, and unexpectedly high awards for damages can result from an adverse result. In many cases, litigation adversaries may claim enhanced damages in extremely high amounts. Government investigations, litigations, and other legal proceedings, regardless of the outcome, could be costly, divert management attention, or damage our reputation and demand for our products.

Unfavourable resolutions to current and similar future proceedings against us that could subject us to criminal liability, fines, penalties or other monetary or non-monetary remedies, including enhanced damages, require us to make significant provisions in our accounts relating to legal proceedings and could materially adversely affect our business or results of operations.

D.       Risk Factors

continued

IP risks related to our products

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

We are subject to numerous patent challenges relating to various products or processes and assertions of non-infringement of our patents. A loss in any of these challenges could result in loss of patent protection on the covered product and a risk to the revenue generated by the product. We also face the risk that our products may be found to infringe patents owned or licensed by third parties and be subject to monetary damages or compelled to cease sales of the infringing product, resulting in a potential risk to revenue. These challenges threaten the value of our investment in pharmaceutical development. Details of material patent litigation matters can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 192 to 198 of AstraZeneca’s “Annual Report and Form 20-F Information 2022”, included as exhibit 15.1 to this Form 20-F dated February 21, 2023.

If we are unable to obtain, defend and enforce our IP, we may experience accelerated and intensified competition. Also, if our products are found to infringe a third-party patent, we may be subject to monetary damages or compelled to cease sales of the infringing product. These negative outcomes could have an adverse, material impact on our financial results.

Economic and financial risks	Impact
Failure to achieve strategic plans or meet targets or expectations

When we communicate our business strategy, targets or performance expectations, all such statements are forward-looking and based on assumptions and judgements, all of which are subject to significant inherent risks and uncertainties.

To achieve our strategic objectives, we must continue to develop commercially viable new products and successfully integrate new organisations we have acquired. There can be no guarantee that our strategy or expectations will materialise. Any failure to successfully implement our business strategy may frustrate the achievement of our financial targets, which may therefore materially damage our brand, business, financial position or results of operations.

Geopolitical and/or macroeconomic volatility disrupts the operation of our global business

Operating in more than 100 countries, we are subject to political, socio-economic and financial factors around the world. A sustained global economic downturn or pervasive levels of high inflation may adversely impact financial markets and/or exacerbate pressure from governments and other healthcare payers on medicine prices and other cost control measures in order to limit healthcare spending.

Geopolitical tensions may lead to the imposition or escalation of trade controls, tariffs, taxes or other restrictions to market access which may increase our costs or reduce revenues.

The most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the most recent global financial crisis, could result in a variety of risks to our business, including weakened demand for medicines and our ability to raise additional capital when needed or on favourable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payers.

Measures taken to limit healthcare spending may lead to lower than anticipated rates of growth in some markets and an adverse impact on revenues and profitability. Additionally, there can be no guarantee that measures we take to mitigate the impact of inflation will be effective. If such measures do not deliver to the extent anticipated, the Group could incur an additional $300 million in costs attributable to inflationary pressure in the year ending December 31, 2023.

Any escalation in barriers to the global free flow of medicines is likely to increase costs to serve affected markets which may lead to downward pressure on margins. While the introduction of severe sanctions is unlikely in relation to medicines, it could occur if matters escalate significantly and could impact processes for the commercialisation of medicines and levels of sales in affected markets.

Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

D.       Risk Factors

continued

Failure in financial control or the occurrence of fraud

Effective internal controls assist in the provision of reliable Financial Statements and the detection and prevention of fraud. Testing of internal controls provides only limited assurance over the accuracy of Financial Statements and may not prevent or detect misstatements or fraud.

Significant resources may be required to remediate any deficiency in internal controls. Any such deficiency may trigger related investigations and may result in fines being levied against individual Directors or officers. Serious fraud may lead to prosecution of senior management.

Unexpected deterioration in the Group’s financial position

Movements in exchange rates against the US dollar, our reporting currency, impact our reported results. The key currencies of Product Sales and costs are: US dollar, Chinese renminbi, euro, Japanese yen, Swedish krona and pound sterling.

The majority of our cash is invested in AAA credit-rated institutional money market funds, fixed income securities issued by government, financial and non-financial entities and collateralised and non-collateralised bank deposits. Our credit exposure is a mix of US, EU and rest of world default risk across these institutions.

We invest in a large number of projects in an effort to develop a successful portfolio of approved products. Our consolidated balance sheet therefore contains significant investments in intangible assets, including goodwill. Our ability to realise value on these investments depends on regulatory approvals, market acceptance, competition and legal developments.

Our defined benefit post-retirement obligations (primarily in the UK, Sweden and the US) can materially change in value, but are largely backed by assets invested in growth and liability hedging portfolios, which hedge some of the risks inherent in liability valuations.

Although we maintain relevant insurance coverage for risks arising within the Group, we may not be able to maintain our insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

Tax law is complex leading to the risk of different interpretations. Revenue authorities can make conflicting claims to the profits taxed in individual countries leading to double taxation. Tax laws can change following action by international bodies such as the Organisation for Economic Co-operation and Development (OECD) or individual governments.

FX rate movements may materially adversely affect our financial condition or results of operations.

In a sustained economic downturn, such institutions may cease to trade and there can be no guarantee that we will be able to access the full value of our investments.

We expect that some of our intangible assets will become impaired in the future. Impairment losses may materially adversely affect our financial condition or results of operations.

Solvency headroom could fall, leading to higher contributions if there are: falls in assets; increases in liability valuations (from falls in bond yields, increases in inflation or lower mortality); or changes in regulations. As liability valuation risks are hedged, significant collateral may need to be posted, which in extreme circumstances could lead to a short-term liquidity risk in some pension schemes and a request to the Group to provide temporary liquidity.

Uninsured losses, or those where an insurer denies coverage, could materially adversely affect our financial condition.

The resolution of tax disputes can result in incremental tax costs, a reallocation of profits or losses between jurisdictions, or even double taxation. They are costly, divert management attention and may adversely affect our reputation.

If tax treaties are withdrawn or amended, this could materially adversely affect our financial position.

For details of our financial risk management policies, see “Strategic Report—Financial Review—Financial risk management” on page 73 and for details of current tax disputes, see “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 192 to 198, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023.

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

In 2021, in connection with the acquisition of Alexion, a total of 236 million Ordinary Shares (the majority of which were represented by new AstraZeneca ADRs) were issued to Alexion shareholders in part consideration for the acquisition.

The information (including tabular data) set forth under the headings “Strategic Report—Financial Review—Collaboration Revenue” on page 67, “Strategic Report—Financial Review—Business combinations” on page 70, “Strategic Report—Financial Review—Investments, divestments and capital expenditure” on page 71, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Board Leadership and Company Purpose” on page 83 and “Additional Information—Important information for readers of this Annual Report—AstraZeneca websites” on page 224, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

The United States Securities and Exchange Commission (the “SEC”) maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

B.       Business Overview

The information (including graphs and tabular data) set forth under the headings “Strategic Report—AstraZeneca at a Glance” on pages 4 to 5, “Strategic Report—Chair’s Statement” on page 6, “Strategic Report—Chief Executive Officer’s Review” on pages 7 to 8, “Strategic Report—Healthcare in a Changing World” on pages 9 to 11, “Strategic Report—Our Purpose, Values and Business Model” on pages 12 to 13, “Strategic Report—Our strategy and Key Performance Indicators” on pages 14 to 17, “Strategic Report—Therapy Area Review” on pages 18 to 33, “Strategic Report—Business Review” on pages 34 to 51, “Strategic Report—Task Force on Climate-related Financial Disclosures Summary Statement” on pages 53 to 55, “Strategic Report—Risk Overview—Managing risk”, “—Risk Overview—Emerging risks”, “—Risk Overview—Climate risk” on page 56, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Global Compliance and Group Internal Audit (GIA)” on page 85, “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 149 to 150, “Financial Statements—Notes to the Group Financial Statements—Note 6—Segment information” on pages 157 to 158, “Additional Information—Sustainability: supplementary information” on page 218, and “Additional Information—Important information for readers of this Annual Report—Statements of competitive position, growth rates and sales” on page 224, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

Development Pipeline as of February 9, 2023

This section sets out AstraZeneca-sponsored or -directed trial New Molecular Entities (NMEs) and significant indications.

First major market regulatory submission date and submission status is provided for assets in Phase III or beyond. As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Key:

PP = Partnered product

Phase I

Compound	Mechanism	Additional Information	Area Under Investigation
Oncology
AZD0466	BCL2/xL	(PP)	haematological malignancies
AZD1390	ATM inhibitor		glioblastoma
AZD7789	PD1/TIM3 bispecific mAb		solid tumours, haematological malignancies
AZD8853	GDF-15		solid tumours
AZD9574	PARP inhibitor		advanced solid malignancies
AZD9592	EGFR/cMET		solid tumours
IPH5201	CD39	(PP)	solid tumours
volrustomig + lenvatinib	PD-1/CTLA-4 bispecific mAb + VEGF		advanced renal cell carcinoma
CVRM
AZD0186	GLP1R agonism		type-2 diabetes
AZD0780	PCSK9		dyslipidaemia
AZD2373	podocyte health		nephropathy
AZD2693	NASH resolution		non-alcoholic steatohepatitis
AZD3366	CD39L3		cardiovascular disease
AZD3427	relaxin mimetic		cardiovascular disease
AZD5462	RXFP1 agonist		cardiovascular disease
AZD6234	peptide		obesity with related comorbidities
AZD7503	ASO		non-alcoholic steatohepatitis
Respiratory & Immunology
AZD4604	inhaled JAK1 inhibitor		asthma
AZD5055	porcupine inhibitor		idiopathic pulmonary fibrosis
AZD6793	IRAK4 inhibitor		inflammatory diseases
AZD7798	humanised mAb targets T cells subset		Crohn’s disease
AZD8630	inhaled TSLP FAb	(PP)	asthma
Rare Disease
ALXN1820	anti-properdin bi-specific		haematology
ALXN1850	next gen TNSALP ERT		hypophosphatasia
ALXN1910	next gen TNSALP ERT		bone metabolism
ALXN2030	siRNA targeting complement C3		nephrology
ALXN2080	oral factor D inhibitor		healthy volunteers
NI006	TTR depleter	(PP)	transthyretin amyloid cardiomyopathy
Other Medicines
AZD4041	orexin 1 receptor antagonist	(PP)	opioid use disorder
MEDI0618	PAR2 antagonist mAb	Phase I/IIa	osteoarthritis pain
MEDI1814	amyloid beta mAb	(PP)	Alzheimer’s disease

Phase II

Compound	Mechanism	Additional Information	Area Under Investigation
Oncology
AZD0171 + Imfinzi + CTx	anti-LIF mAb + PD-L1 mAb + CTx		1st-line metastatic pancreatic ductal adenocarcinoma
AZD4573	CDK9 inhibitor		haematological malignancies
AZD4573 + Calquence	CDK9 inhibitor + BTK inhibitor		haematological malignancies
AZD5305	PARP1Sel		solid tumours
AZD8205	B7-H4 targeting ADC		solid tumours
camizestrant	selective oestrogen receptor degrader		oestrogen receptor +ve breast cancer
capivasertib	AKT inhibitor		prostate cancer
ceralasertib	ATR inhibitor		solid tumours
Imfinzi + monalizumab	PD-L1 mAb + NKG2A mAb	(PP)	solid tumours
oleclumab + CTx or Imfinzi + oleclumab + CTx	CD73 mAb + CTx or PD-L1 mAb + CD73 mAb + CTx		metastatic pancreatic cancer
rilvegostomig (AZD2936) ARTEMIDE-1	PD1/TIGIT bispecific mAb	(PP)	solid tumours
volrustomig	PD-1/CTLA-4 bispecific mAb		solid tumours
CVRM
balcinrenone/dapagliflozin	MR modulator + SGLT2 inhibitor		heart failure with CKD
cotadutide	GLP-1/glucagon dual agonist	Phase IIb/III	non-alcoholic steatohepatitis (NASH)
MEDI6570	LOX-1 mAb		cardiovascular disease
mitiperstat	myeloperoxidase		heart failure with preserved ejection fraction/NASH
tozorakimab	IL-33 mAb		diabetic kidney disease
zibotentan/dapagliflozin	endothelin A receptor antagonist + SGLT2 inhibitor		chronic kidney disease
Respiratory & Immunology
atuliflapon	FLAP inhibitor		asthma
brazikumab EXPEDITION	IL-23 mAb		ulcerative colitis
elarekibep (AZD1402)	inhaled IL-4Ra	(PP)	asthma
mitiperstat	myeloperoxidase		COPD
tozorakimab	IL-33 mAb		asthma
FRONTIER 3
Rare Disease
danicopan	oral factor D inhibitor		geographic atrophy
vemircopan	oral factor D inhibitor		paroxysmal nocturnal haemoglobinuria
vemircopan	oral factor D inhibitor		generalised myasthenia gravis
vemircopan	oral factor D inhibitor		proliferative lupus nephritis or immunoglobulin A nephropathy
Other Medicines
MEDI1341	alpha synuclein mAb	(PP)	multiple system atrophy/Parkinson’s disease
MEDI7352	NGF/TNF bispecific mAb		osteoarthritis pain and painful diabetic neuropathy

Phase III/Pivotal Phase II/Registration (listed until launched in all applicable major markets)

Compound	Mechanism	Area Under Investigation	Additional Information	Estimated submission/ submission status
Oncology
camizestrant + CDK4/6i SERENA-6	selective oestrogen receptor degrader + CDK4/6 inhibitors	1st-line HR+ HER2- ESR1m breast cancer		2024
camizestrant + palbociclib SERENA-4	selective oestrogen receptor degrader + CDK4/6 inhibitor	1st-line HR+ HER2- breast cancer		>2024
capivasertib + abiraterone CAPItello-281	AKT inhibitor + abiraterone	PTEN deficient metastatic hormone sensitive prostate cancer		>2024
capivasertib + CTx CAPItello-290	AKT inhibitor + CTx	1st-line metastatic triple negative breast cancer		H2 2023
capivasertib + docetaxel CAPItello-280	AKT inhibitor + docetaxel	mCRPC prostate cancer		>2024
capivasertib + fulvestrant + palbociclib CAPItello-292	AKT inhibitor + fulvestrant + CDK4/6 inhibitor	1st-line triplet in early relapse/ET resistant locally advanced (inoperable) or metastatic breast cancer		>2024
capivasertib + fulvestrant CAPItello-291	AKT inhibitor + fulvestrant	2nd-line and beyond in AI resistant locally advanced (inoperable) or metastatic breast cancer		H1 2023
ceralasertib + Imfinzi LATIFY	ATR inhibitor + PDL-1 mAb	non-small cell lung cancer (NSCLC)		>2024
ceralasertib + Imfinzi MONETTE	ATR inhibitor + PDL-1 mAb	melanoma	Phase II	>2024
datopotamab deruxtecan AVANZAR	TROP2 ADC	1st-line NSCLC, squamous and non-squamous 1L NSCLC, TROP2 BM+	(PP)	>2024
datopotamab deruxtecan TROPION-Lung07	TROP2 ADC	1st-line NSCLC PD-L1 <50% non-squamous	(PP)	>2024
datopotamab deruxtecan TROPION-Lung08	TROP2 ADC	1st-line metastatic NSCLC without actionable genomic alterations and PD-L1 TPS ≥50%	(PP)	>2024
datopotamab deruxtecan TROPION-Breast01	TROP2 ADC	2nd-3rd-line HR+ HER2- breast cancer	(PP)	>2024
datopotamab deruxtecan TROPION-Breast02	TROP2 ADC	1st-line triple negative breast cancer	(PP)	>2024
datopotamab deruxtecan TROPION-Breast03	TROP2 ADC	adjuvant residual disease triple negative breast cancer	(PP)	>2024
datopotamab deruxtecan TROPION-Lung01	TROP2 ADC	2nd-line+ NSCLC with or without actionable genomic alterations	(PP)	H1 2023
Imfinzi + Imjudo HIMALAYA	PD-L1 mAb + CTLA-4 mAb	1st-line hepatocellular carcinoma	(PP)	Launched
Imfinzi +/- oleclumab +/- monalizumab PACIFIC-9	PD-L1 + NKG2A or PD-L1 + CD73	unresectable stage III NSCLC	(PP)	>2024
CVRM
Andexxa	anti-factor Xa reversal	acute major bleed		Launched
eplontersen	ligand-conjugated antisense	patients with hereditary or wild-type transthyretin-mediated amyloid cardiomyopathy (ATTR CM)	(PP)	>2024
eplontersen	ligand-conjugated antisense	patients with hereditary transthyretin-mediated amyloid polyneuropathy (hATTR-PN)	(PP)	H1 2023
roxadustat OLYMPUS ROCKIES	hypoxia-inducible factor prolyl hydroxylase inhibitor	anaemia in chronic kidney disease/end-stage renal disease	(PP)	Launched
Respiratory & Immunology
Airsupra (PT010)	ICS/SABA	asthma	(PP)	Approved
brazikumab INTREPID	IL-23 mAb	Crohn’s disease	Phase II/III	>2024
Fasenra CALIMA SIROCCO ZONDA BISE BORA GREGALE MIRACLE	IL-5R mAb	severe uncontrolled asthma	(PP)	Launched
Saphnelo TULIP 1 & TULIP 2 AZALEA (China)	Type I IFN receptor mAb	systemic lupus erythematosus	(PP)	Launched
Tezspire NAVIGATOR DIRECTION	TSLP mAb	severe uncontrolled asthma	(PP)	Launched
tozorakimab OBERON TITANIA	IL-33 mAb	chronic obstructive pulmonary disease		>2024
tozorakimab TILIA	IL-33 mAb	acute respiratory failure		2024
Vaccine & Immune Therapies
AZD3152 SUPERNOVA	SARS-CoV-2 LAAB	prevention of COVID-19	Phase I/III	H2 2023
Beyfortus	RSV mAb-YTE	passive RSV immunisation	(PP)	Approved
Evusheld	COVID-19 LAAB combination	prevention and treatment of COVID-19		Launched
Rare Disease
acoramidis	oral TTR stabiliser	transthyretin amyloid cardiomyopathy	(PP)	2024
ALXN1840	bis-choline tetrathiomolybdate	Wilson’s disease		H2 2023
anselamimab (CAEL-101)	fibril-reactive mAb	AL amyloidosis		2024
danicopan	oral factor D inhibitor	paroxysmal nocturnal haemoglobinuria with extravascular haemolysis		H1 2023
gefurulimab	humanised bispecific VHH antibody	generalised myasthenia gravis		>2024
Koselugo/selumetinib SPRINT	MEK inhibitor	paediatric neurofibromatosis type-1	(PP)	Launched

Significant Life-cycle Management

First major market regulatory submission date and submission status is provided for assets in Phase III or beyond. Projects in Phase III unless otherwise noted.

Compound	Mechanism	Area Under Investigation	Additional Information	Estimated submission/ submission status

Oncology
Calquence + R-CHOP ESCALADE	BTK inhibitor + R-CHOP	1st-line diffuse large B cell lymphoma		>2024
Calquence + venetoclax + obinutuzumab AMPLIFY	BTK inhibitor + BCL-2 inhibitor + anti-CD20 mAb	1st-line chronic lymphocytic leukaemia	(PP)	>2024
Calquence ASCEND	BTK inhibitor	relapsed/refractory chronic lymphocytic leukaemia	(PP)	Launched
Calquence ECHO	BTK inhibitor	1st-line mantle cell lymphoma	(PP)	2024
Calquence ELEVATE-TN	BTK inhibitor	1st-line chronic lymphocytic leukaemia	(PP)	Launched
Enhertu (platform) DESTINY-Breast07	HER2 targeting ADC	HER2+ breast cancer	(PP) Phase II
Enhertu (platform) DESTINY-Breast08	HER2 targeting ADC	HER2-low breast cancer	(PP) Phase I
Enhertu DESTINY-Breast02	HER2 targeting ADC	HER2+, unresectable and/or metastatic breast cancer pretreated with prior standard of care HER2 therapies, including T-DM1	(PP)	H1 2023
Enhertu DESTINY-Breast03	HER2 targeting ADC	HER2+, unresectable and/or metastatic breast cancer subjects previously treated with trastuzumab and taxane	(PP)	Launched
Enhertu DESTINY-Breast04	HER2 targeting ADC	HER2-low, unresectable and/or metastatic breast cancer subjects	(PP)	Launched
Enhertu DESTINY-Breast05	HER2 targeting ADC	HER2+ post-neoadjuvant high-risk breast cancer	(PP)	>2024
Enhertu DESTINY-Breast06	HER2 targeting ADC	post-ET HER2-low/HR+ breast cancer 2L	(PP)	2024
Enhertu DESTINY-Breast09	HER2 targeting ADC	1st-line HER2+ breast cancer	(PP)	>2024
Enhertu DESTINY-Breast11	HER2 targeting ADC	neoadjuvant HER2+ breast cancer	(PP)	2024
Enhertu DESTINY-Gastric01	HER2 targeting ADC	HER2-overexpressing advanced gastric or gastroesophageal junction adenocarcinoma patients who have progressed on two prior treatment regimens	(PP) Phase II	Launched
Enhertu DESTINY-Gastric04	HER2 targeting ADC	2nd-line HER2+ gastric cancer	(PP)	2024
Enhertu DESTINY-Lung01	HER2 targeting ADC	HER2-over-expressing or -mutated, unresectable and/or metastatic NSCLC	(PP) Phase II	Launched
Enhertu DESTINY-Lung04	HER2 targeting ADC	1st-line HER2 mutated NSCLC	(PP)	>2024
Enhertu DESTINY-PanTumour01	HER2 targeting ADC	HER2 mutant tumours	(PP) Phase II
Enhertu DESTINY-PanTumour02	HER2 targeting ADC	HER2 expressing solid tumours	(PP) Phase II
Imfinzi (platform) BEGONIA	PD-L1 mAb with paclitaxel with multiple novel oncology therapies	1st-line metastatic triple negative breast cancer	Phase II
Imfinzi (platform) COAST	PD-L1 mAb + multiple novel oncology therapies	NSCLC	(PP) Phase II
Imfinzi (platform) HUDSON	PD-L1 mAb + multiple novel oncology therapies	post-IO NSCLC	Phase II
Imfinzi (platform) MAGELLAN	D-L1 mAb + multiple novel oncology therapies +/- CTx	1st-line metastatic NSCLC	(PP) Phase II
Imfinzi (platform) NeoCOAST	PD-L1 mAb + multiple novel oncology therapies	NSCLC	(PP) Phase II
Imfinzi + CRT KUNLUN	PD-L1 mAb + CRT	locally advanced oesophageal squamous cell carcinoma	(PP)	>2024
Imfinzi + CRT PACIFIC-2	PD-L1 mAb + CRT	locally-advanced (stage III) NSCLC	(PP)	2024
Imfinzi + CRT PACIFIC-5 (China)	PD-L1 mAb + CRT	locally-advanced (stage III) NSCLC	(PP)	H1 2023
Imfinzi + CTx neoadjuvant AEGEAN	PD-L1 mAb + CTx	locally-advanced (stage II-III) NSCLC		H2 2023
Imfinzi + CTx NIAGARA	PD-L1 mAb + CTx	muscle invasive bladder cancer		H2 2023
Imfinzi + CTx TOPAZ-1	PD-L1 mAb + CTx	1st-line biliary tract cancer	(PP)	Launched
Imfinzi + domvanalimab (AB154) + CTx PACIFIC-8	PD-L1 mAb + TIGIT	unresectable stage III NSCLC	(PP)	>2024
Imfinzi + EV +/- Imjudo VOLGA	PD-L1 + nectin-4 targeting ADC +/- CTLA4	muscle invasive bladder cancer		>2024
Imfinzi + FLOT MATTERHORN	PD-L1 mAb + CTx	neo-adjuvant/adjuvant gastric cancer	(PP)	>2024
Imfinzi + Imjudo + SoC NILE	PL-L1 mAb + CTLA-4 mAb + SoC	1st-line urothelial cancer		H2 2023
Imfinzi + Imjudo +	PD-L1 + CTLA4 + VEGF +/- chemo-embolisation	locoregional hepatocellular carcinoma		>2024

Compound	Mechanism	Area Under Investigation	Additional Information	Estimated submission/ submission status

TACE +/- lenvatinib EMERALD-3
Imfinzi + Lynparza ORION	PD-L1 mAb + PARP inhibitor	1st-line metastatic NSCLC	(PP) Phase II
Imfinzi + VEGF + TACE EMERALD-1	PD-L1 mAb + VEGF + TACE	locoregional hepatocellular carcinoma	(PP)	2024
Imfinzi + VEGF EMERALD-2	PD-L1 mAb + VEGF	adjuvant hepatocellular carcinoma	(PP)	H2 2023
Imfinzi +/- Imjudo + CRT ADRIATIC	PD-L1 mAb +/- CTLA-4 mAb + CRT	1st-line limited-stage small-cell lung cancer	(PP)	2024
Imfinzi +/- Imjudo + CTx POSEIDON	PD-L1 mAb +/- CTLA-4 mAb + CTx	1st-line NSCLC		Launched
Imfinzi post-SBRT PACIFIC-4	PD-L1 mAb post-SBRT	stage I/II NSCLC	(PP)	>2024
Imfinzi POTOMAC	PD-L1 mAb	non-muscle invasive bladder cancer		>2024
Lynparza (basket) LYNK002	PARP inhibitor	HRRm cancer	(PP) Phase II
Lynparza + abiraterone PROpel	PARP inhibitor + NHA	prostate cancer	(PP)	Launched
Lynparza + Imfinzi + bevacizumab DUO-O	PARP inhibitor + PD-L1 mAb + VEGF inhibitor	1st-line ovarian cancer	(PP)	2024
Lynparza + Imfinzi DUO-E	PARP inhibitor + PD-L1 mAb	1st-line endometrial cancer	(PP)	2024
Lynparza MONO-OLA1	PARP inhibitor	1st-line BRCAwt ovarian cancer	(PP)	>2024
Lynparza OlympiA	PARP inhibitor	gBRCA adjuvant breast cancer	(PP)	Launched
Orpathys + Imfinzi SAMETA	MET inhibitor + PD-L1 mAb	1st-line papillary renal cell carcinoma	(PP)	>2024
Tagrisso + (Koselugo or Orpathys) TATTON	EGFR inhibitor + (MEK inhibitor or MET inhibitor)	advanced EGFRm NSCLC	(PP) Phase I
Tagrisso + CTx FLAURA2	EGFR inhibitor + CTx	1st-line advanced EGFRm NSCLC		H2 2023
Tagrisso + Orpathys SAFFRON	EGFR inhibitor + MET inhibitor	advanced EGFRm NSCLC	(PP)	>2024
Tagrisso + Orpathys SAVANNAH	EGFR inhibitor + MET inhibitor	advanced EGFRm NSCLC	(PP) Phase II
Tagrisso +/- CTx neoadjuvant NeoADAURA	EGFR inhibitor +/- CTx	stage II/III resectable EGFRm NSCLC		2024
Tagrisso ADAURA2	EGFR inhibitor	adjuvant EGFRm NSCLC stage Ia2-Ia3 following complete tumour resection		>2024
Tagrisso LAURA	EGFR inhibitor	stage III EGFRm NSCLC		H2 2023
Tagrisso (platform) ORCHARD	EGFR inhibitor + multiple novel oncology therapies	2nd-line EGFRm osimertinib-resistant NSCLC	(PP) Phase II
CVRM
Andexxa	anti-factor Xa reversal	urgent surgery	Phase II
Farxiga/Forxiga DAPA-MI	SGLT-2 inhibitor	prevention of heart failure and CV death following a myocardial infarction		n/a
Farxiga/Forxiga DELIVER	SGLT-2 inhibitor	worsening HF or CV death in patients with chronic heart failure (HFpEF)		Approved
Lokelma DIALIZE-Outcomes	potassium binder	CV outcomes in patients on chronic haemodialysis with hyperkalaemia		>2024
Lokelma STABILIZE-CKD	potassium binder	hyperkalaemia in CKD		>2024
roxadustat	hypoxia-inducible factor prolyl hydroxylase inhibitor	chemotherapy induced anaemia	(PP) Phase II
roxadustat	hypoxia-inducible factor prolyl hydroxylase inhibitor	anaemia in myelodysplastic syndrome	(PP)	2024
Xigduo XR/Xigduo	SGLT-2 inhibitor/metformin FDC	type-2 diabetes		Launched
Respiratory & Immunology
Breztri/Trixeo (PT010) KALOS LOGOS	LABA/LAMA/ICS	asthma		2024
Fasenra FJORD	IL-5R mAb	bullous pemphigoid		2024
Fasenra MANDARA	IL-5R mAb	eosinophilic granulomatosis with polyangiitis		2024
Fasenra NATRON	IL-5R mAb	hypereosinophilic syndrome		2024
Fasenra ORCHID	IL-5R mAb	nasal polyps	(PP)	>2024
Fasenra RESOLUTE	IL-5R mAb	COPD	(PP)	>2024
Saphnelo IRIS	Type I IFN receptor mAb	lupus nephritis	(PP)	>2024
Saphnelo TULIP-SC	Type I IFN receptor mAb	systemic lupus erythematosus (subcutaneous)	(PP)	>2024
Tezspire COURSE	TSLP mAb	COPD	(PP) Phase II
Tezspire WAYPOINT	TSLP mAb	nasal polyps	(PP)	>2024
Rare Disease
Ultomiris	anti-complement C5 mAb	dermatomyositis	Phase II/III	>2024
Ultomiris	anti-complement C5 mAb	haematopoietic stem cell transplant–associated thrombotic microangiopathy		>2024

Compound	Mechanism	Area Under Investigation	Additional Information	Estimated submission/ submission status

Ultomiris	anti-complement C5 mAb	generalised myasthenia gravis		Launched
Ultomiris	anti-complement C5 mAb	subcutaneous, paroxysmal nocturnal haemoglobinuria and atypical haemolytic uraemic syndrome		Approved
Ultomiris CHAMPION-NMOSD	anti-complement C5 mAb	neuromyelitis optica spectrum disorder		Under review

Patent Expiries of Key Marketed Products

Patents covering our products are, or may be, challenged by third parties. Generic products may be launched ‘at risk’ and our patents may be revoked, circumvented or found not to be infringed. Many of our products are subject to challenges by third parties. Details of material challenges by third parties can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 192 to 198 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 and incorporated by reference. The expiry dates shown below include granted Supplementary Protection Certificate and Patent Term Extension (PTE) and/or Paediatric Exclusivity periods (as appropriate). In Europe, the exact SPC situation may vary by country as different Patent Offices grant SPCs at different rates. Bolded expiry dates relate to new molecular entity patents, the remaining dates relate to other patents. The expiry dates of relevant regulatory data exclusivity periods are not represented in the table below. A number of our products are subject to generic competition in one or more markets. There may be agreements permitting generic or biosimilar entry prior to the expiry dates shown below.

									Aggregate Product
						US			Sales Ex-US2
						Product Sales ($m)			($m)
Key Marketed products	Description	US	China	EU1	Japan	2022	2021	2020	2022	2021	2020
Oncology
Calquence (acalabrutinib)	A selective inhibitor of Bruton’s tyrosine kinase indicated for the treatment of chronic lymphocytic leukaemia (CLL) and mantle cell lymphoma (MCL) and in development for the treatment of multiple B-cell malignancies.	2026-2032, 2032-2036	2032, 2036	2032, 2036[2]	2037, 2036	1,657	1,089	511	400	149	11
Enhertu[3] (trastuzumab deruxtecan)	A HER2-directed antibody drug conjugate indicated for HER2-positive and HER2-low advanced breast cancers, for HER2-mutant metastatic non-small cell lung cancer (NSCLC), and for HER2-positive advanced gastric cancer.	2033	2033-2035	2033-2035	4	—	—	—	79	17	—
Faslodex (fulvestrant)	An injectable oestrogen receptor antagonist used for the treatment of hormone receptor positive advanced breast cancer that has progressed following treatment with prior endocrine therapy.	expired	expired	expired	2025-2026	17	30	55	317	401	525
Imfinzi (durvalumab)	A human monoclonal antibody (mAb) that blocks PD-1 and CD80 on T-cells indicated for unresectable, Stage III NSCLC, for extensive-stage small cell lung cancer in combination with chemotherapy, for advanced biliary tract cancer in combination with chemotherapy, for unresectable heptatocellular carcinoma (uHCC) in combination with Imjudo, for NSCLC in combination with Imjudo and chemotherapy, and for advanced bladder cancer.	2031	2030	2030	2033	1,539	1,245	1,185	1,232	1,167	857
Imjudo[5](tremelimumab)	A cytotoxic T-lymphocyte-associated antigen 4 blocking antibody indicated for uHCC in combination with Imfinzi and for NSCLC in combination with Imfinzi and chemotherapy.	2031	2026	2026	2026	13	—	—	—	—	—
Iressa (gefitinib)	An epidermal growth factor receptor-tyrosine kinase inhibitor (EGFR-TKI) that acts to block signals for cancer cell growth and survival in advanced NSCLC.	expired[6]	2023	2023	2023	9	11	14	105	172	254
Lynparza[7] (olaparib)	An oral poly ADP-ribose polymerase inhibitor indicated for platinum-sensitive relapsed and for BRCA-mutated (BRCAm) ovarian cancers, for homologous recombination repair deficient (HRD)-positive advanced ovarian cancer in combination with bevacizumab, for gBRCAm, HER2-negative early and metastatic breast cancers, for gBRCAm metastatic pancreatic cancer, for HRR gene-mutated and BRCAm metastatic castration-resistant prostate cancers (mCRPC), and for 1st-line mCRPC in combination with abiraterone.	2022-2024, 2028*, 2024-2031	2024, 2024-2029	2029, 2024-2029	2029, 2024-2034	1,226	1,087	876	1,412	1,261	900
Orpathys (savolitinib)	An oral, potent and highly selective MET TKI indicated for NSCLC with MET gene alterations.	2030	2030	2030	2030	—	—	—	33	16	—
Tagrisso (osimertinib)	An EGFR-TKI indicated for early- and late-stage EGFR-mutated NSCLC.	2032, 2035	2032, 2035	2032, 2035	2034, 2035	2,007	1,780	1,566	3,437	3,235	2,762
Zoladex[8] (goserelin acetate implant)	A luteinising hormone-releasing hormone (LHRH) agonist used to treat prostate cancer, breast cancer and certain benign gynaecological disorders.	2022	expired	expired	expired	15	13	5	912	935	883
CVRM
Andexxa/ Ondexxya (andexnet alfa)	A factor Xa inhibitor reversal agent.	2032, 2028-2037	2028, 2030-2035	2028, 2030-2037	2028, 2030-2037	77	50	—	73	18	—
Brilinta/ Brilique (ticagrelor)	An oral P2Y12 platelet inhibitor for acute coronary syndromes (ACS) (ticagrelor 90mg) or continuation therapy in high-risk patients (ticagrelor 60mg) with a history of myocardial infarction (MI). An oral P2Y12 platelet inhibitor for the prevention of atherothrombotic events in adult patients with ACS or high-risk patients with history of MI, high-risk patients with coronary artery disease or stroke.	2025, 2030-2036	expired	2024	2023-2024, 2025-2030	744	735	732	614	737	861
Bydureon/ Bydureon BCise (exenatide XR injectable suspension)	An injectable glucagon-like peptide-1 (GLP-1) receptor agonist available as a single-dose tray, a single-dose pen or autoinjector device indicated for use in adults with T2D.	2022-2028, 2031[9]	2024-2028, 2029[9]	2024-2028, 2029[9]	2024-2028, 2029[9]	242	321	382	38	64	66
Byetta (exenatide injection)	An injectable GLP-1 receptor agonist indicated for adults with T2D.	expired	expired	expired	expired	14	26	37	17	30	31

Key Marketed products	Description	US	China	EU	Japan	2022	2021	2020	2022	2021	2020
Crestor (rosuvastatin calcium)	A statin for dyslipidaemia and hypercholesterolaemia.	2022	expired	expired	2023	65	80	92	983	1,016	1,088
Farxiga/ Forxiga (dapagliflozin)	A sodium-glucose cotransporter 2 (SGLT-2 inhibitor) indicated for adult patients with T2D or in adults with or without T2D with heart failure with reduced ejection fraction or chronic kidney disease (CKD).	2025, 2025-2040	2023, 2028	2027	2024-2025, 2028	960	644	456	2,711	1,770	1,049
Komboglyze/ Kombiglyze XR10 (saxagliptin/ metformin)	Combines saxagliptin and metformin as either Komboglyze, for T2D, or Kombiglyze XR, an extended release tablet for T2D.	2023, 2025	2025	2026, 2025	[4]	25	32	56	88	92	82
Lokelma (sodium zirconium cyclosilicate)	An insoluble, non-absorbed sodium zirconium cyclosilicate, formulated as a powder for oral suspension, that acts as a highly selective potassium-removing agent for the treatment of hyperkalaemia.	2032-2035	2033-2034	2032[2]	2032-2037	170	115	57	119	60	19
Onglyza (saxagliptin)	An oral dipeptidyl peptidase 4 (DPP-4) inhibitor for T2D.	2023, 2028	2025	2024, 2025	[4]	51	56	110	93	179	222
Roxadustat[11]	An oral hypoxia-inducible factor prolyl hydroxylase inhibitor (HIF-PHI) indicated for the treatment of anaemia from CKD.	2024, 2024-2034	2024, 2024-2033	[4]	[4]	—	—	—	197	174	—
Xigduo/ Xigduo XR12 (dapagliflozin/ metformin)	Combines dapagliflozin and metformin as either Xigduo – to improve glycaemic control in adults with T2D who are inadequately controlled on metformin alone or Xigduo XR – an extended release tablet for adults with T2D who are inadequately controlled on metformin alone.	2025, 2025-2030	2023	2028	2024-2025, 2030	111	88	113	599	498	340
Respiratory & Immunology
Bevespi Aerosphere (glycopyrrolate/ formoterol)	A combination of a long-acting muscarinic antagonist (LAMA) and a long-acting beta2-agonist (LABA) delivered in a pressurised metered-dose inhaler (pMDI) used for the long-term maintenance treatment of airflow obstruction in chronic obstructive pulmonary disease (COPD).	2030-2031	2030	2030	2030-2034	42	39	44	16	15	4
Breztri/Trixeo Aerosphere (PT010) (budesonide/ glycopyrrolate/ formoterol)	A fixed-dose triple combination of an inhaled corticosteroid (ICS), a LAMA and a LABA delivered in a pMDI, used for the long-term maintenance treatment of COPD.	2030-2031	2030	2030	2030-2034	239	115	5	159	88	23
Daliresp/ Daxas (roflumilast)	An oral phosphodiesterase-4 inhibitor for adults with severe COPD to decrease their number of exacerbations.	2023-2024	2023	2023	expired	176	207	190	13	20	27
Fasenra (benralizumab)	A mAb for add-on maintenance treatment of patients with severe asthma aged 12 years and older, and with an eosinophilic phenotype, which directly targets and depletes eosinophils by recruiting natural killer cells and inducing apoptosis (programmed cell death).	2024, 2028-2034	2028	2025, 2028-2034	2025, 2034	906	790	603	490	468	346
Pulmicort (budesonide)	An inhaled corticosteroid for maintenance treatment of asthma available as Turbuhaler and as Respules.	expired	expired	expired	expired	65	72	71	580	890	925
Saphnelo (anifrolumab)	A first-in-class fully human mAb for moderate to severe systemic lupus erythematosus (SLE) that binds to subunit 1 of the type I IFN receptor, blocking the activity of type I IFNs. Type I IFNs such as IFN-alpha, IFN-beta and IFN-kappa are cytokines involved in driving the inflammatory pathways implicated in SLE.	2025-2029, 2033-2036	2025-2029	2025-2029, 2036	2025-2029, 2033-2036	111	8	—	5	—	—
Symbicort (budesonide/ formoterol)	A combination of an inhaled corticosteroid and a fast-onset LABA to treat asthma and/or COPD either as Symbicort Turbuhaler or Symbicort pMDI.	2022- 2029[13]	expired	expired	expired	973	1,065	1,022	1,565	1,663	1,699
Tezspire[14] (tezepelumab)	A first-in-class human mAb that inhibits the action of TSLP, a key epithelial cytokine that sits at the top of multiple inflammatory cascades and is critical in the initiation and persistence of airway inflammation and airway hyperresponsiveness in severe asthma. Approved for a broad population of severe asthma patients, without phenotype and biomarker limitation. Developed in collaboration with Amgen.	2028, 2038	2028	2028	2028	—	—	—	4	—	—
Vaccines & Immune Therapies
Beyfortus (nirsevimab)	A long-acting anti-RSV F mAb used to prevent RSV lower respiratory tract disease in neonates and infants during their first RSV season. Jointly developed and commercialised with Sanofi.	2028-2035, 2038		2035	2035, 2038	—	—	—	—	—	—
Evusheld (tixagevimab co-packaged with cilgavimab)	A combination of two long-acting antibodies, developed for the prevention and treatment of COVID-19.	2041				1,067	—	—	1,118	85	—
Fluenz Tetra/ FluMist Quadrivalent (live attenuated influenza vaccine)	A live attenuated vaccine indicated for active immunisation for the prevention of influenza disease caused by influenza A subtype viruses and type B viruses contained in the vaccine.	2025-2026	2025	2025	2025[15]	21	27	70	154	226	225
Synagis (palivizumab)	A humanised mAb used to prevent serious lower respiratory tract disease caused by RSV in infants at high risk of acquiring RSV disease.	2023[16]	expired	2023	2023	1	23	47	577	387	325
Vaxzevria[17] (ChAdOx1-S Recombinant)	An adenoviral vector vaccine, based on a weakened version of the common cold virus, for active immunisation against COVID-19.	2032	2032	2032	2032	79	64	—	1,719	3,853	2

Key Marketed products	Description	US	China	EU	Japan	2022	2021	2020	2022	2021	2020
Rare Disease
Kanuma (sebelipase alfa)	A recombinant form of the human lysosomal acid lipase (LAL) enzyme, the enzyme replacement therapy is for the treatment of LAL deficiency.	2031	2031	2031, 2026-2037	2031, 2032	77	32	—	83	30	—
Koselugo (selumetinib)	Koselugo (selumetinib) blocks specific enzymes (mitogen-activated protein kinases (MEK1 and MEK2), which are involved in stimulating cells to grow. In neurofibromatosis type 1 (NF1), these enzymes are overactive, causing tumour cells to grow in an unregulated way. By blocking these enzymes, Koselugo slows down the growth of tumour cells.	2023, 2023-2026	2023, 2026-2029	2023, 2026-2029	2023, 2023-2026	162	104	38	46	4	—
Soliris (eculizumab)	A C5 inhibitor for the treatment of paroxysmal nocturnal haemoglobinuria, atypical haemolytic uraemic syndrome, generalised myasthenia gravis and neuromyelitis optica spectrum disorder.	2027, 2025-2032		2027[18], 2029	2027, 2029	2,180	1,068	—	1,582	806	—
Strensiq (asfotase alfa)	A targeted enzyme replacement therapy for patients with hypophosphatasia.	2025-2029, 2035-2038		2025-2031, 2036	2028, 2035-2036	769	297	—	189	81	—
Ultomiris (ravulizumab)	A long-acting C5 inhibitor for the treatment of paroxysmal nocturnal haemoglobinuria and atypical haemolytic uraemic syndrome.	2035, 2038	2035	2035	2036, 2038	1,136	381	—	829	307	—
Other
Nexium[19] (esomeprazole)	A proton pump inhibitor used to treat acid-related diseases.	expired	expired	expired	expired	120	128	169	1,165	1,198	1,323
*	Date represents expiry of a pending SPC/PTE and/or Paediatric Exclusivity period.
1	Expiry in major EU markets, which includes the UK.
2	The patent is the subject of a pending opposition proceeding at the European Patent Office (EPO). The patentee successfully defended the patent in that proceeding, but the opponents have appealed.
3

AstraZeneca has recorded $519 million of Collaboration Revenue in relation to this Product in 2022 (2021: $193 million; 2020: $94 million) as set out in “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on page 149 included as exhibit 15.1 to this Form 20-F dated and submitted on February 21, 2023.

4	AstraZeneca does not have commercialisation rights.
5	Imjudo Product Sales is included in the Imfinzi Product Sales figure.
6	In the US, Iressa had seven years’ Orphan Drug exclusivity to 13 July 2022.
7

In addition to any Product Sales, AstraZeneca has also recorded $355 million of Collaboration Revenue in relation to this product in 2022 (2021: $400 million; 2020: $460 million), as set out in “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on page 149 included as exhibit 15.1 to this Form 20-F dated and submitted on February 21, 2023.

8	Rights licensed to TerSera in the US.
9	Patent expiry date relates to BCise.
10	Komboglyze/Kombiglyze XR Product Sales is included in the Onglyza Product Sales figure.
11

AstraZeneca has recorded $5 million of Collaboration Revenue in relation to this Product in 2022 (2021: $6 million; 2020: $30 million), as set out in “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on page 149 included as exhibit 15.1 to this Form 20-F dated and submitted on February 21, 2023.

12	Xigduo/Xigduo XR Product Sales is included in the Farxiga Product Sales figure.
13	Patent expiry information relates to the Symbicort pMDI product, including any granted Paediatric Exclusivity term.
14

AstraZeneca has recorded $79 million of Collaboration Revenue in relation to this Product in 2022 (2021: $nil; 2020: $nil), as set out in “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on page 149 included as exhibit 15.1 to this Form 20-F dated and submitted on February 21, 2023.

15	Rights sold to Swedish Orphan Biovitrum AB (publ).
16	Rights licensed to Daiichi Sankyo Company, Ltd.
17

AstraZeneca has recorded $76 million of Collaboration Revenue in relation to this Product in 2022 (2021: $64 million; 2020: $nil), as set out in “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on page 149 included as exhibit 15.1 to this Form 20-F dated and submitted on February 21, 2023.

18	The patent was revoked during opposition proceedings at the EPO. The patentee has appealed that decision.
19

AstraZeneca has recorded $62 million of Collaboration Revenue in relation to this Product in 2022 (2021: $75 million; 2020: $nil), as set out in “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on page 149 included as exhibit 15.1 to this Form 20-F dated and submitted on February 21, 2023.

Geographical Review

This section Item 4—“Information on the Company—Business Overview—Geographical Review” should be read in conjunction with Item 5—“Operating and Financial Review and Prospects—Operating Results” below.

	World			Emerging Markets			U.S.		Europe			Established ROW
	Sales	Actual	CER	Sales	Actual	CER	Sales	Actual	Sales	Actual	CER	Sales	Actual	CER
2022	$m	%	%	$m	%	%	$m	%	$m	%	%	$m	%	%
Oncology:
Tagrisso	5,444	9	15	1,567	17	22	2,007	13	1,023	4	17	847	(7)	8
Imfinzi	2,784	15	21	287	4	7	1,552	25	544	12	26	401	(1)	15
Lynparza	2,638	12	18	488	27	31	1,226	13	655	6	19	269	4	20
Calquence	2,057	66	69	45	n/m	n/m	1,657	52	286	n/m	n/m	69	n/m	n/m
Enhertu	79	n/m	n/m	51	n/m	n/m	—	—	21	n/m	n/m	7	n/m	n/m
Orpathys	33	n/m	n/m	33	n/m	n/m	—	—	—	—	—	—	—	—
Zoladex	927	(2)	6	657	6	12	15	15	133	(10)	1	122	(28)	(15)
Faslodex	334	(22)	(14)	159	(4)	3	17	(45)	55	(52)	(46)	103	(15)	1
Iressa	114	(38)	(34)	94	(38)	(35)	9	(19)	2	(52)	(41)	9	(44)	(35)
Arimidex	99	(29)	(24)	76	(29)	(26)	—	—	—	(87)	(86)	23	(23)	(11)
Casodex	78	(45)	(40)	53	(50)	(47)	—	—	1	(49)	(48)	24	(31)	(19)
Others	44	(14)	(6)	27	(6)	1	1	59	6	(4)	4	10	(36)	(26)
Total Oncology	14,631	13	19	3,537	10	14	6,484	23	2,726	10	23	1,884	(5)	10
BioPharmaceuticals: CVRM
Farxiga	4,381	46	56	1,665	39	47	1,071	46	1,297	60	81	348	32	49
Brilinta	1,358	(8)	(4)	286	(13)	(10)	744	1	282	(18)	(8)	46	(27)	(22)
Lokelma	289	65	75	20	n/m	n/m	170	47	30	n/m	n/m	69	55	83
Roxadustat	197	13	18	197	13	18	—	—	—	—	—	—	—	—
Andexxa*	150	5	14	—	—	—	77	(32)	41	41	58	32	n/m	n/m
Crestor	1,048	(4)	2	794	2	9	65	(19)	41	(21)	(12)	148	(21)	(10)
Seloken/Toprol-XL	862	(9)	(4)	839	(10)	(4)	—	n/m	14	26	27	9	(16)	(13)
Bydureon	280	(27)	(26)	3	(16)	(18)	242	(24)	35	(37)	(29)	—	(95)	(94)
Onglyza	257	(28)	(25)	121	(32)	(28)	76	(13)	38	(37)	(29)	22	(32)	(30)
Others	366	(10)	(7)	194	(1)	4	34	(35)	128	(12)	(10)	10	(32)	(24)
Total CVRM	9,188	13	19	4,119	9	15	2,479	11	1,906	25	40	684	10	25
BioPharmaceuticals: Respiratory & Immunology
Symbicort	2,538	(7)	(2)	608	—	5	973	(9)	582	(13)	(3)	375	(2)	5
Fasenra	1,396	11	15	43	n/m	n/m	906	15	305	7	20	142	(12)	(1)
Breztri	398	96	n/m	92	68	75	239	n/m	33	n/m	n/m	34	32	56
Saphnelo	116	n/m	n/m	—	—	—	111	n/m	2	n/m	n/m	3	n/m	n/m
Tezspire	4	n/m	n/m	—	—	—	—	-	2	n/m	n/m	2	n/m	n/m
Pulmicort	645	(33)	(31)	462	(40)	(39)	65	(9)	69	(6)	6	49	5	15
Daliresp	189	(17)	(16)	3	(28)	(24)	176	(15)	9	(39)	(32)	1	3	7
Bevespi	58	7	9	5	31	38	42	7	10	(7)	5	1	n/m	n/m
Others	421	(29)	(27)	230	(20)	(17)	143	32	42	(77)	(75)	6	(53)	(46)
Total Respiratory & Immunology	5,765	(4)	—	1,443	(18)	(14)	2,655	10	1,054	(15)	(5)	613	(3)	7
BioPharmaceuticals: Vaccines & Immune Therapies
Vaxzevria	1,798	(54)	(52)	729	(67)	(67)	79	24	365	(65)	(61)	625	8	17
Evusheld	2,185	n/m	n/m	413	n/m	n/m	1,067	n/m	298	n/m	n/m	407	n/m	n/m
Synagis	578	41	59	173	n/m	n/m	1	(94)	213	5	17	191	28	51
FluMist	175	(31)	(20)	1	(51)	(54)	21	(21)	151	(32)	(20)	2	(4)	(10)
Total Vaccines & Immune Therapies	4,736	2	8	1,316	(43)	(41)	1,168	n/m	1,027	(33)	(24)	1,225	68	89
Rare Disease*:
Soliris*	3,762	(11)	(5)	301	(29)	(10)	2,180	(7)	805	(21)	(12)	476	11	24
Ultomiris*	1,965	34	42	38	n/m	n/m	1,136	35	481	49	68	310	6	26
Strensiq*	958	16	18	35	41	31	769	19	78	(3)	9	76	(1)	16
Koselugo	208	93	96	26	n/m	n/m	162	55	20	n/m	n/m	—	—	—
Kanuma*	160	16	19	31	73	61	77	12	44	(3)	10	8	21	38
Total Rare Disease	7,053	4	10	431	(10)	6	4,324	8	1,428	(3)	9	870	8	24
Other medicines
Nexium	1,285	(3)	8	568	(19)	(13)	120	(6)	46	(26)	(17)	551	28	50
Others	340	(10)	(7)	220	4	7	24	(45)	77	(29)	(27)	19	37	54
Total Other medicines	1,625	(5)	4	788	(14)	(9)	144	(16)	123	(28)	(24)	570	28	50
Total Product Sales	42,998	18	24	11,634	(4)	1	17,254	44	8,264	9	22	5,846	22	40

	World			Emerging Markets			U.S.		Europe			Established ROW
	Sales	Actual	CER	Sales	Actual	CER	Sales	Actual	Sales	Actual	CER	Sales	Actual	CER
2021	$m	%	%	$m	%	%	$m	%	$m	%	%	$m	%	%
Oncology:
Tagrisso	5,015	16	13	1,336	11	6	1,780	14	986	32	25	913	13	14
Imfinzi	2,412	18	16	277	76	68	1,245	5	485	31	25	405	23	23
Lynparza	2,348	32	30	384	45	41	1,087	24	618	42	35	259	29	28
Calquence	1,238	n/m	n/m	20	n/m	n/m	1,089	n/m	111	n/m	n/m	18	n/m	n/m
Koselugo	108	n/m	n/m	1	n/m	n/m	104	n/m	3	n/m	n/m	—	—	—
Enhertu	17	n/m	n/m	12	n/m	n/m	—	—	4	n/m	n/m	1	n/m	n/m
Orpathys	16	n/m	n/m	16	n/m	n/m	—	—	—	—	—	—	—	—
Zoladex	948	7	3	619	10	5	13	n/m	147	5	(1)	169	(7)	(7)
Faslodex	431	(26)	(27)	167	(8)	(10)	30	(46)	113	(49)	(52)	121	(2)	(1)
Iressa	183	(32)	(35)	151	(31)	(35)	11	(23)	5	(58)	(60)	16	(26)	(26)
Casodex	143	(17)	(21)	105	(21)	(26)	—	—	3	(3)	6	35	(3)	(3)
Arimidex	139	(25)	(27)	106	(28)	(31)	—	—	4	5	7	29	(15)	(14)
Others	50	1	(1)	29	3	1	—	—	5	51	43	16	(16)	(15)
Total Oncology	13,048	20	18	3,223	11	6	5,359	26	2,484	28	22	1,982	13	13
BioPharmaceuticals:
CVRM
Farxiga	3,000	53	49	1,195	74	70	732	29	810	60	52	263	34	31
Brilinta	1,472	(8)	(10)	328	(29)	(31)	735	1	346	1	(4)	63	8	(1)
Bydureon	385	(14)	(15)	3	(25)	(26)	321	(16)	55	5	—	6	(40)	(44)
Onglyza	360	(23)	(26)	179	(11)	(14)	88	(47)	61	5	(1)	32	(29)	(33)
Byetta	55	(19)	(19)	12	61	75	26	(31)	11	(20)	(25)	6	(36)	(38)
Other diabetes	59	26	24	18	n/m	n/m	22	(12)	17	35	31	2	11	12
Lokelma	175	n/m	n/m	3	(44)	(48)	115	n/m	13	n/m	n/m	44	n/m	n/m
Roxadustat	174	n/m	n/m	174	n/m	n/m	—	—	—	—	—	—	—	—
Crestor	1,096	(7)	(10)	775	4	—	80	(13)	52	(60)	(62)	189	(11)	(10)
Seloken/Toprol-XL	951	16	10	928	19	13	1	(89)	11	(33)	(33)	11	9	(3)
Atacand	97	(60)	(60)	28	(84)	(84)	4	(65)	65	87	86	—	n/m	n/m
Others	196	3	(2)	137	9	3	—	—	53	(7)	(8)	6	(21)	(25)
Total CVRM	8,020	13	10	3,780	18	14	2,124	2	1,494	22	16	622	7	5
BioPharmaceuticals:
Respiratory & Immunology
Symbicort	2,728	—	(2)	609	7	4	1,065	4	670	(3)	(8)	384	(12)	(17)
Fasenra	1,258	33	31	20	67	67	790	31	286	41	34	162	24	22
Pulmicort	962	(3)	(8)	770	(3)	(9)	72	1	73	—	(5)	47	(13)	(15)
Daliresp	227	5	4	4	—	(2)	207	9	15	(32)	(37)	1	(3)	(10)
Breztri	203	n/m	n/m	55	n/m	n/m	115	n/m	7	n/m	n/m	26	n/m	n/m
Bevespi	54	12	12	4	n/m	n/m	39	(11)	11	n/m	n/m	—	—	—
Saphnelo	8	n/m	n/m	—	—	—	8	—	—	—	—	—	—	—
Others	594	49	42	287	41	32	108	n/m	185	5	—	14	1	(6)
Total Respiratory & Immunology	6,034	13	9	1,749	9	4	2,404	24	1,247	6	1	634	(2)	(5)
Rare Disease*:
Soliris*	1,874	1	2	170	1	8	1,068	4	439	(8)	(7)	197	8	11
Ultomiris*	688	27	29	9	n/m	n/m	381	20	169	73	74	129	4	11
Strensiq*	378	13	13	10	81	78	297	13	36	2	3	35	9	14
Andexxa*	68	(3)	(3)	—	—	—	50	(21)	18	7	6	—	—	—
Kanuma*	62	20	21	7	n/m	n/m	32	13	20	7	9	3	14	25
Total Rare Disease	3,070	8	9	196	11	18	1,828	8	682	7	9	364	7	11
Other medicines
Nexium	1,326	(11)	(12)	705	(7)	(10)	128	(24)	62	(13)	(18)	431	(13)	(12)
Synagis	410	10	13	35	—	—	23	(51)	203	(38)	(37)	149	—	—
FluMist	253	(14)	(17)	2	15	2	27	(62)	222	1	(2)	2	(50)	(53)
Losec/Prilosec	180	(2)	(7)	152	—	(7)	1	(89)	26	32	31	1	(82)	(72)
Seroquel XR/IR	92	(21)	(20)	46	(17)	(15)	12	(30)	29	2	2	5	(71)	(67)
Others	106	(16)	(19)	14	n/m	n/m	30	(45)	54	(5)	(9)	8	(13)	(19)
Total Other medicines	2,367	(8)	(10)	954	(2)	(5)	221	(39)	596	(17)	(19)	596	12	15
COVID-19
Vaxzevria	3,917	n/m	n/m	2,240	n/m	n/m	64	n/m	1,035	n/m	n/m	578	n/m	n/m
Evusheld	85	n/m	n/m	19	n/m	n/m	—	—	66	n/m	n/m	—	—	—
Total COVID-19	4,002	n/m	n/m	2,259	n/m	n/m	64	n/m	1,101	n/m	n/m	578	n/m	n/m
Total Product Sales	36,541	41	38	12,161	40	36	12,000	39	7,604	50	44	4,776	36	36
*	Growth rates on Rare Disease medicines have been calculated on a pro forma basis compared with the corresponding period in the prior year.

	World			Emerging Markets			U.S.		Europe			Established ROW
	Sales	Actual	CER	Sales	Actual	CER	Sales	Actual	Sales	Actual	CER	Sales	Actual	CER
2020	$m	%	%	$m	%	%	$m	%	$m	%	%	$m	%	%
Oncology:
Tagrisso	4,328	36	36	1,208	59	63	1,566	24	748	58	56	806	18	16
Imfinzi	2,042	39	39	158	n/m	n/m	1,185	14	370	n/m	n/m	329	51	49
Lynparza	1,776	48	49	264	98	n/m	876	40	435	52	51	201	32	32
Calquence	522	n/m	n/m	6	n/m	n/m	511	n/m	2	n/m	n/m	3	n/m	n/m
Koselugo	38	n/m	n/m	—	—	—	38	n/m	—	—	—	—	—	—
Zoladex	888	9	13	561	14	20	5	(22)	140	4	4	182	1	1
Faslodex	580	(35)	(34)	180	(9)	(4)	55	(83)	221	(3)	(3)	124	(10)	(11)
Iressa	268	(37)	(36)	221	(23)	(22)	14	(21)	12	(82)	(82)	21	(57)	(57)
Arimidex	185	(18)	(16)	147	(3)	1	—	—	3	(88)	(88)	35	(23)	(24)
Casodex	172	(14)	(14)	133	4	6	—	—	3	(83)	(83)	36	(37)	(38)
Others	51	(47)	(46)	28	(1)	1	—	—	4	(41)	(40)	19	(69)	(69)
Total Oncology	10,850	25	26	2,906	31	36	4,250	23	1,938	36	35	1,756	11	10
CVRM:
Farxiga	1,959	27	30	686	46	55	569	6	507	36	35	197	21	21
Brilinta	1,593	1	2	461	—	4	732	3	342	(3)	(3)	58	—	2
Onglyza	470	(11)	(10)	201	14	18	166	(28)	58	(16)	(17)	45	(12)	(11)
Bydureon	448	(18)	(18)	4	(62)	(59)	382	(17)	53	(20)	(20)	9	(32)	(31)
Byetta	68	(37)	(36)	8	(35)	(23)	37	(45)	14	(24)	(24)	9	(18)	(17)
Other diabetes	47	(10)	(10)	7	n/m	n/m	25	(37)	13	38	38	2	26	28
Lokelma	76	n/m	n/m	5	n/m	n/m	57	n/m	4	n/m	n/m	10	n/m	n/m
Crestor	1,180	(8)	(7)	748	(7)	(5)	92	(11)	129	(13)	(15)	211	(4)	(5)
Seloken/Toprol-XL	821	8	12	782	14	18	13	(66)	16	(35)	(35)	10	(11)	(10)
Atacand	243	10	15	175	9	17	10	(12)	35	17	17	23	15	15
Others	191	(30)	(30)	126	(35)	(34)	—	—	57	(5)	(4)	8	(60)	(61)
Total CVRM	7,096	3	5	3,203	8	12	2,083	(6)	1,228	7	6	582	2	2
Respiratory & Immunology:
Symbicort	2,721	9	10	567	4	9	1,022	23	694	2	2	438	(1)	—
Pulmicort	996	(32)	(32)	798	(33)	(33)	71	(35)	73	(10)	(10)	54	(37)	(37)
Fasenra	949	35	34	12	n/m	n/m	603	25	203	72	70	131	33	32
Daliresp/Daxas	217	1	1	4	(9)	(8)	190	3	22	(14)	(13)	1	(10)	(8)
Bevespi	48	16	15	1	n/m	n/m	44	7	3	n/m	n/m	—	—	—
Breztri	28	n/m	n/m	14	n/m	n/m	5	n/m	—	—	—	9	n/m	n/m
Others	398	(15)	(15)	203	(15)	(16)	6	(12)	176	(14)	(15)	13	(15)	(7)
Total Respiratory & Immunology	5,357	(1)	—	1,599	(20)	(18)	1,941	17	1,171	6	5	646	—	1
Other:
Nexium	1,492	1	2	757	1	4	169	(22)	71	12	10	495	9	8
Synagis	372	4	4	—	—	—	47	2	325	4	4	—	—	—
FluMist	295	n/m	n/m	1	n/m	n/m	70	n/m	219	n/m	n/m	5	n/m	n/m
Losec/Prilosec	183	(30)	(30)	152	(15)	(14)	6	(44)	20	(59)	(59)	5	(78)	(79)
Seroquel XR/IR	117	(39)	(37)	55	11	14	17	(48)	29	(67)	(67)	16	(19)	(18)
Others	128	(33)	(34)	6	(51)	(44)	55	(50)	58	(7)	(8)	9	6	(5)
Total Other Medicines	2,587	(1)	n/m	971	(2)	1	364	(17)	722	8	7	530	5	3
Total Product Sales	25,890	10	11	8,679	6	10	8,638	12	5,059	16	15	3,514	6	6

All commentary in “—Geographical Review” relates to Product Sales. The market definitions used in the geographical areas review below are defined in the Glossary on pages 220 to 223 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated and submitted on February 21, 2023.

From January 1, 2022, the Group reported Andexxa in CVRM, Koselugo in Rare Disease and launched a new unit, Vaccines & Immune Therapies, under which Vaxzevria, Evusheld, Synagis and FluMist are reported. Included below in the 2022 in brief and Sales by Region in 2022, current year figures for these products are presented within their respective current therapy areas and their comparatives and growth rates shown for each therapy area have been calculated as though these changes had been implemented in 2020.

2022 in brief

Product Sales increased by 18% (CER: 24%) in 2022 to $42,998 million (2021: $36,541 million; 2020: $25,890 million) including Vaccines & Immune Therapies Product Sales. Following completion of the Alexion acquisition on 21 July 2021, Rare Disease medicines generated $7,053 million, growing 4% (CER: 10%) on a pro forma basis, and contributed to 16% of AstraZeneca’s Total Product Sales.

In 2022, Product Sales in Emerging Markets decreased by 4% (CER: increased by 1%) to $11,634 million (2021: $12,161 million; 2020: $8,679 million). Excluding Vaxzevria, Product Sales in Emerging Markets increased by 10% (16% at CER) in the year to $10,905 million. China sales, comprising 49% of Emerging Markets sales, decreased by 4% (CER: 1%) to $5,740 million (2021: $5,995 million; 2020: $5,345 million) and contributed to 13% of Product Sales in 2022.

Ex-China Emerging Markets Product Sales decreased by 4% (increase of 2% at CER) to $5,894 million (2021: $6,166 million; 2020: $3,334 million). Excluding Vaxzevria sales, Product Sales in Ex-China Emerging Markets increased by 32% in the year (CER: 42%) to $5,165 million, driven by Oncology medicines and Farxiga from

CVRM. Product Sales of Vaxzevria in Ex-China Emerging Markets generated $729 million in the year. Product Sales of Evusheld in Ex-China Emerging Markets generated $411 million in the year.

Product Sales in the U.S. increased by 44% to $17,254 million (2021: $12,000 million; 2020: $8,638 million) driven by strong performance of Oncology and CVRM medicines. Sales of Rare Disease medicines in the U.S. increased to $4,324 million, representing 61% of total Rare Disease sales. This is largely driven by Product Sales of Ultomiris.

Product Sales in Europe increased by 9% (CER: 22%) to $8,264 million (2021: $7,604 million; 2020: $5,059 million). Sales of Rare Disease medicines comprised 17% of Europe Product Sales, which decreased on a pro forma basis by 3% (increased by 9% at CER) to $1,428 million in 2022. Oncology sales in Europe grew by 10% (CER: 23%) to $2,726 million (2021: $2,481 million; 2020: $1,938 million) and represented 33% of Europe sales, primarily driven by sales of Tagrisso, Lynparza and Imfinzi. Vaxzevria Product Sales contributed $365 million, amounting to 4% of total Europe Product Sales and 20% of the total Vaxzevria Product Sales in 2022. Excluding Vaxzevria, Product Sales in Europe grew by 20% (35% at CER) to $7,899 million.

Product Sales in the Established ROW region increased by 22% (CER: 40%) to $5,846 million (2021: $4,776 million; 2020: $3,514 million) largely driven by Soliris and Farxiga. Japan, comprising 69% of total Established ROW Product Sales, increased by 17% (CER: 39%) to $4,007 million (2021: $3,416 million; 2020: $2,600 million), underpinned by sales of Vaxzevria, Evusheld and Nexium. Product Sales in Canada, which contributed to 20% of total Established ROW Product Sales, increased by 51% (CER: 57%) to $1,165 million (2021: $772 million; 2020: $605 million).

2021 in brief

Product Sales increased by 41% (CER: 38%) in 2021 to $36,541 million (2020: $25,890 million) including COVID-19 vaccine revenues. Product Sales excluding vaccines increased 26% (24% at CER) to $32,624 million. Growth was well balanced across AstraZeneca’s strategic areas of focus with double-digit growth in all major regions, including Emerging Markets, despite some headwinds in China. Following completion of the Alexion acquisition on 21 July 2021, Rare Disease medicines generated $3,070 million, growing 8% (CER: 9%) on a pro-rata basis, and contributed to 8% of AstraZeneca’s Total Product Sales.

In 2021, Product Sales in Emerging Markets increased by 40% (CER: 36%) to $12,161 million (2020: $8,679 million). Excluding Vaxzevria, Product Sales in Emerging Markets increased by 14% (10% CER) in the year to $9,921 million. China sales, comprising 49% of Emerging Markets sales, increased by 12% (CER: 4%) to $5,995 million (2020: $5,345 million). This contributed to 16% of Product Sales in 2021.

Ex-China Emerging Markets Product Sales increased by 85% (86% at CER) to $6,166 million (2020: $3,334 million). Excluding Vaxzezria sales, Product Sales in Ex-China Emerging Markets increased by 18% in the year (CER: 19%) to $3,926 million, driven by Oncology medicines and Farxiga. Product Sales of Vaxzevria in Ex-China Emerging Markets generated $2,240 million in the year.

Sales in the U.S. increased by 39% to $12,000 million (2020: $8,638 million) driven by strong performance of Oncology and Respiratory & Immunology medicines. Sales of Rare Disease medicines in the U.S. post acquisition increased to $1,828 million, representing a pro rata increase of 8% thereby contributing to 60% of total Rare Disease sales. This is largely driven by Product Sales of Soliris.

Product Sales in Europe increased by 50% (CER: 44%) to $7,604 million (2020: $5,059 million). Sales of Rare Disease medicines comprised 9% of Europe Product Sales, which grew on a pro rata basis by 7% (CER: 9%) to $682 million in 2021. Oncology sales in Europe grew by 28% (CER: 22%) to $2,484 million (2020: $1,938 million) and represented 33% of Europe sales, primarily driven by sales of Tagrisso, Lynparza and Imfinzi. Vaxzevria sales contributed $1,035 million, amounting to 14% of total Europe Product Sales and 26% to the total Vaxzevria sales in 2021. Excluding Vaxzevria, Product Sales in Europe grew by 30% (25% CER) to $6,568 million.

Sales in the Established ROW region increased by 36% (CER: 36%) to $4,776 million (2020: $3,514 million) largely driven by Tagrisso and Imfinzi. Japan, comprising 72% of total Established ROW sales, increased by 31% (CER: 35%) to $3,416 million (2020: $2,600 million), underpinned by sales of Oncology. Sales in Canada, which contributed 16% of total Established ROW sales, increased by 28% (CER: 19%) to $772 million (2020: $605 million). Other Established ROW sales increased by 90% (CER: 76%) to $588 million in the year (2020: $309 million), largely driven by Vaxzevria.

The Group has ceased reporting New Medicines as a performance metric (Tagrisso, Imfinzi, Lynparza, Calquence, Enhertu, Koselugo, Farxiga, Brilinta, Lokelma, roxadustat, Fasenra, Bevespi and Breztri). In line with practice these medicines were reported within their respective disease areas.

2020 in brief

Product Sales increased by 10% (CER: 11%) in 2020 to $25,890 million with the fourth quarter of that year being the first for many years where the Product Sales exceeded $7,000 million. The growth in Product Sales is primarily driven by solid performances of New Medicines in Emerging Markets.

Sales of New Medicines increased by 35% (CER: 36%) to $13,359 million including growth in Emerging Markets of 51% (CER: 57%) to $2,814 million. New Medicines represented 52% of Total Product Sales globally with outstanding performances across the major therapy areas.

Sales of specialty-care medicines increased by 23% (CER: 24%) to $13,468 million, with a significant contribution from Emerging Markets consisting of 25% of total sales.

In 2020, Product Sales in Emerging Markets increased by 6% (CER: 10%) to $8,679 million. New Medicines grew by 51% (CER: 57%) to $2,814 million and represented 32% of Emerging Markets sales. China sales comprised 62% of Emerging Markets sales and increased by 10% (CER: 10%) to $5,345 million. New Medicines, primarily driven by Tagrisso and Lynparza in Oncology and Forxiga in New CVRM delivered particularly encouraging growth and represented 30% of China Total Product Sales. Strong sales of Zoladex, Seloken and Symbicort supplemented this performance. The decline of Pulmicort in China by 36% (CER: 37%) to $648 million restricted growth in the year.

Ex-China Emerging Markets Product Sales increased by 2% (10% at CER) to $3,334 million, with particularly strong performances in Russia, where it grew by 28% (42% at CER) to $314 million and ex-Brazil Latin America which was stable (growth of 18% at CER), with sales of $447 million.

Sales in the U.S. increased by 12% to $8,638 million. This was driven by sustained growth of New Medicines, which contributes to 72% of Product Sales, as a result of continuing growth across the Oncology and New Respiratory & Immunology therapy areas as well as Forxiga.

Product Sales in Europe increased by 16% (CER: 15%) to $5,059 million. Sales of New Medicines comprised 52% of Europe Product Sales, which grew by 47% (CER: 45%) to $2,614 million in 2020. Oncology sales in Europe grew by 36% (CER: 35%) to $1,938 million and represented 38% of Europe sales, driven by growth in Tagrisso, Imfinzi and Lynparza.

Sales in the Established ROW region increased by 6% (CER: 6%) to $3,514 million driven by accelerating growth in New Medicines, which made up 50% of Product Sales in that region. Japan, comprising 74% of total Established ROW sales, increased by 2% (CER: 1%) to $2,600 million and is underpinned by increased sales of Tagrisso by 16% (14% at CER) to $731 million, despite a price reduction of 15% in 2019.

Sales by Region in 2022

Emerging Markets

Product Sales in Emerging Markets decreased by 4% (CER: increased by 1%) to $11,634 million (2021: $12,161 million; 2020: $8,679 million).

Oncology

Oncology Product Sales in Emerging Markets increased by 10% (CER: 14%) to $3,537 million (2021: $3,222 million; 2020: $2,906 million).

Tagrisso sales in Emerging Markets increased by 17% (CER: 22%) to $1,567 million (2021: $1,336 million; 2020: $1,208 million). Sales performance was impacted by the admission to China NRDL in March 2021 for the 1st-line setting and the renewal in the 2nd-line setting. However, the rising demand from increased patient access in China continues to offset the impact of the March 2021 NRDL price reduction.

Imfinzi sales in Emerging Markets increased by 4% (CER: 7%) to $287 million (2021: $277 million; 2020: $158 million) as a result of improved diagnosis and treatment rates following the COVID-19 pandemic.

Lynparza sales in Emerging Markets increased by 27% (CER: 31%) to $488 million (2021: $384 million; 2020: $264 million), benefiting from increased patient access to Lynparza following admission to China’s NRDL as a 1st-line treatment for BRCAm ovarian cancer patients with effect from March 2021.

Calquence sales in Emerging Markets were $45 million (2021: $20 million; 2020: $6 million).

Enhertu sales in Emerging Markets were $51 million (2021: $12 million; 2020: $nil), demonstrating strong uptake in early launch markets.

Orpathys Product Sales, after its launch in China in 2021, were $33 million (2021: $16 million; 2020: $nil) in Emerging Markets.

Zoladex sales in Emerging Markets increased by 6% (CER: 12%) to $657 million (2021: $619 million; 2020: $561 million) driven by ex-China markets offsetting a price cut in Japan.

Faslodex sales in Emerging Markets fell by 4% (CER: increased by 3%) to $159 million (2021: $167 million; 2020: $180 million) due to increasing competition from several generic versions of the medicine.

Iressa sales in Emerging Markets declined by 38% (CER: 35%) to $94 million (2021: $151 million; 2020: $221 million) reflecting generic competition.

Arimidex sales in Emerging Markets declined by 29% (CER: 26%) to $76 million (2021: $106 million; 2020: $147 million).

Casodex sales in Emerging Markets declined by 50% (CER: 47%) to $53 million (2021: $105 million; 2020: $133 million).

CVRM

CVRM Product Sales in Emerging Markets increased on a pro forma basis by 9% (CER: 15%) to $4,119 million (2021: $3,780 million; 2020: $3,203 million).

Forxiga sales in Emerging Markets increased by 39% (CER: 47%) to $1,665 million (2021: $1,195 million; 2020: $686 million) due to solid growth in ex-China Emerging markets, particularly Latin America, despite generic competition in some markets.

Emerging Markets sales of Brilinta declined by 13% (CER: 10%) to $286 million (2021: $328 million; 2020: $461 million), reflecting the adverse impact from Brilinta’s inclusion in China’s VBP programme, offset by growth in ex-China Emerging markets.

Lokelma sales in Emerging Markets were $20 million (2021: $3 million; 2020: $5 million) where, in China, Lokelma was admitted to the NRDL with effect from 1 January 2022 and is now the leading potassium binder in the country.

Roxadustat sales in Emerging Markets increased by 13% (CER: 18%) to $197 million (2021: $174 million; 2020: $nil), benefitting from increased volumes in China following NRDL price cuts.

Crestor sales in Emerging Markets increased by 2% (CER: 9%) to $794 million (2021: $775 million; 2020: $748 million).

Seloken sales in Emerging Markets declined by 10% (CER: 4%) to $839 million (2021: $928 million; 2020: $782 million).

Bydureon sales in Emerging Markets declined by 16% (CER: 18%) to $3 million (2021: $3 million; 2020: $4 million).

Onglyza sales in Emerging Markets decreased by 32% (CER: 28%) to $121 million (2021: $179 million; 2020: $201 million).

Respiratory & Immunology

Respiratory & Immunology Product Sales in Emerging Markets decreased by 18% (CER: 14%) to $1,443 million (2021: $1,749 million; 2020: $1,599 million).

Emerging Markets sales of Symbicort were stable (CER: increase of 5%) at $608 million in the year (2021: $609 million; 2020: $567 million) as a result of growth driven primarily by Latin America, Middle East and Asia Area, offset by a decrease in China due to COVID-19 restrictions.

Fasenra sales in Emerging Markets grew to $43 million (2021: $20 million; 2020: $12 million) as a result of strong volume growth driven by launch acceleration across key markets.

Breztri sales in Emerging Markets increased by 68% (CER: 75%) to $92 million (2021: $55 million; 2020: $14 million). In China, Breztri is the market share leader within the fixed-dose triple market, which continues to gain share from ICS/LABA class.

Pulmicort sales in Emerging Markets, which represents 72% of the global total Product Sales, declined by 40% (CER: 39%) to $462 million (2021: $770 million; 2020: $798 million) largely as a result of the inclusion of Pulmicort in the latest round of VBP in China implemented in 2021, lower rates of hospitalisations and limited access to nebulisation centres in China due to COVID-19 lockdowns.

Daliresp sales in Emerging Markets declined by 28% (CER: 24%) to $3 million (2021: $4 million; 2020: $4 million).

Bevespi sales in Emerging Markets increased by 31% (CER: 38%) to $5 million during the year (2021: $4 million; 2020: $1 million).

Vaccines & Immune Therapies

Vaccines & Immune Therapies Product Sales in Emerging Markets decreased by 43% (CER: 41%) to $1,316 million (2021: $2,295 million; 2020: $2 million).

Vaxzevria sales in Emerging Markets declined by 67% (CER: 67%) to $729 million (2021: $2,240 million; 2020: $nil) and contributed 41% to total Product Sales of Vaxzevria.

Evusheld sales in Emerging Markets were $413 million (2021: $19 million; 2020: $nil), benefitting from multiple government contracts in Central and Eastern Europe, Latin America and South East Asia.

Synagis sales in Emerging Markets grew to $173 million (2021: $35 million; 2020: $nil).

Rare Disease

Rare Disease Product Sales in Emerging Markets were $431 million (2021: $197 million; 2020: $nil), representing a pro forma decline of 10% (CER: increase of 6%).

Soliris sales in Emerging Markets amounted to $301 million (2021: $170 million; 2020: $nil), representing a pro forma decrease of 29% (10% at CER), driven by successful conversion to Ultomiris, slightly offset by growth in NMOSD and expansion in new markets.

Ultomiris sales in Emerging Markets amounted to $38 million (2021: $9 million; 2020: $nil).

Strensiq sales in the Emerging Markets grew to $35 million (2021: $10 million: 2020: $nil), representing a pro forma increase of 41% (CER: 31%), driven by strong patient demand and geographic expansion.

Koselugo sales in Emerging markets grew to $26 million (2021: $1 million; 2020: $nil).

Kanuma sales in Emerging markets increased by 73% (CER: 61%) on a pro forma basis to $31 million (2021: $7 million; 2020: $nil).

Other

Other medicines Product Sales in Emerging Markets decreased by 14% (CER: 9%) to $788 million (2021: $917 million; 2020: $970 million).

Nexium sales in Emerging Markets decreased by 19% (CER: 13%) to $568 million (2021: $705 million; 2020: $757 million), reflecting the impact of the inclusion of Nexium (oral) in China’s VBP programme in 2021 resulting in significantly lower market access and a mandatory price reduction.

U.S.

Product Sales in the U.S. increased by 44% to $17,254 million (2021: $12,000 million; 2020: $8,638 million), benefitting from increased epidermal growth factor receptor testing rates for Tagrisso.

Oncology

Oncology Product Sales in the U.S. increased by 23% to $6,484 million (2021: $5,255 million; 2020: $4,212 million).

Tagrisso sales in the U.S. increased by 13% to $2,007 million (2021: $1,780 million; 2020: $1,566 million). Performance benefitted from improving use in 1st-line with longer duration of treatment and increasing adjuvant penetration, partially offset by lower 2nd-line use.

Imfinzi sales in the U.S. increased by 25% to $1,552 million (2021: $1,245 million; 2020: $1,185 million), benefitting from new patient starts across Stage III NSCLC and ES-SCLC as well as the strong launch in BTC following September 2022 FDA approval, based on TOPAZ-1 Phase III and growing penetration of Imfinzi + Imjudo in metastatic NSCLC and HCC.

Lynparza sales in the U.S. grew by 13% to $1,226 million (2021: $1,087 million; 2020: $876 million), as a result of increased use in breast, ovarian and prostate cancers as well as U.S. launch in early breast cancer following March 2022 FDA approval, based on data from the Phase III OlympiA trial.

Calquence sales in the U.S. exhibited a strong performance with an increase of 52% to $1,657 million (2021: $1,089 million; 2020: $511 million), as a result of increased market share in new patient starts.

Zoladex sales in the U.S. increased by 15% to $15 million (2021: $13 million; 2020: $5 million).

Faslodex sales in the U.S. declined by 45% to $17 million (2021: $30 million; 2020: $55 million) due to increasing competition from several generic versions of the medicine.

Iressa sales in the U.S. decreased by 19% to $9 million (2021: $11 million; 2020: $14 million) due to continued share loss to next-generation TKIs.

CVRM

CVRM Product Sales in the U.S. increased on a pro forma basis by 11% to $2,479 million (2021: $2,174 million; 2020: $2,083 million).

In the U.S. Farxiga sales grew by 46% to $1,071 million (2021: $732 million; 2020: $569 million), reflecting the benefit of the regulatory approval in 2020 for HFrEF and the May 2021 approval for the treatment of CKD, both of which include patients with and without T2D. Farxiga continued to gain in-class brand share, driven by HF and CKD launches.

Brilinta sales in the U.S. increased by 1% to $744 million (2021: $735 million; 2020: $732 million), resulting from favourable sales growth impacted by a one-time adjustment and some market recovery of oral antiplatelet therapies following the pandemic.

Lokelma sales in the U.S. increased by 47% to $170 million (2021: $115 million; 2020: $57 million), extending its branded market share lead in the US and also achieving total potassium binder market share leadership in the period.

Andexxa sales in the U.S. were $77 million (2021: $50 million), representing a pro forma decline of 32%.

Crestor sales in the U.S. decreased by 19% to $65 million (2021: $80 million; 2020: $92 million).

Bydureon sales in the U.S. declined by 24% to $242 million (2021: $321 million; 2020: $382 million) due to continued competitive pressures.

U.S sales of Onglyza fell by 13% in the year to $76 million (2021: $88 million; 2020: $166 million).

Respiratory & Immunology

Respiratory & Immunology Product Sales in the U.S. increased by 10% to $2,655 million (2021: $2,404 million; 2020: $1,941 million).

Symbicort sales in the U.S. decreased by 9% to $973 million (2021: $1,065 million; 2020: $1,022 million) due to strong market share performance, consolidating leadership in a declining ICS/LABA market, offset by pricing pressure.

Fasenra sales in the U.S. increased by 15% to $906 million (2021: $790 million; 2020: $603 million), maintaining a strong total patient share in the severe asthma market.

Breztri sales in the U.S. were $239 million (2021: $115 million; 2020: $5 million), following new-to-brand and total market share growth in the fixed-dose triple class market.

Saphnelo sales in the U.S. amounted to $111 million (2021: $8 million; 2020: $nil) as a result of sales acceleration in the U.S., where Saphnelo achieved new-to-brand leadership in the i.v. segment for SLE and received a permanent J-code facilitating reimbursement.

Pulmicort sales in the U.S. decreased by 9% to $65 million (2021: $72 million; 2020: $71 million).

Daliresp sales in the U.S. decreased by 15% to $176 million (2021: $207 million; 2020: $190 million).

Bevespi sales in the U.S. increased by 7% to $42 million (2021: $39 million; 2020: $44 million).

Vaccines & Immune Therapies

Vaccines & Immune Therapies Product Sales in the U.S. were $1,168 million (2021: $113 million; 2020: $117 million).

Vaxzevria sales in the U.S. increased by 24% to $79 million (2021: $64 million; 2020: $nil), benefitting from purchases by the US Government for donation overseas.

Evusheld sales in the U.S. were $1,067 million (2021: $nil; 2020: $nil), following Emergency Use Authorisation for the prevention of COVID-19 in December 2021. AstraZeneca fulfilled the U.S. Government’s order for 1.7 million units during the year. In January 2023, the FDA revised the Emergency Use Authorisation to limit the use of Evusheld to when the combined frequency of non-susceptible variants is ≤90%.

Synagis sales in the U.S. decreased by 94% to $1 million (2021: $23 million; 2020: $47 million).

FluMist sales in the U.S. declined by 21% to $21 million in the year (2021: $27 million; 2020: $70 million).

Rare Disease

Rare Disease Product Sales in the U.S. were $4,324 million (2021: $1,882 million; 2020: $38 million), representing a pro forma increase of 8%.

Soliris sales in the U.S. were $2,180 million (2021: $1,068 million; 2020: $nil), representing a pro forma decrease of 7%. Sales benefitted from growing use in NMOSD, offset by the successful conversion to Ultomiris in haematological indications PNH, aHUS and gMG.

Ultomiris sales in the U.S. increased by 35% on a pro forma basis to $1,136 million (2021: $381 million; 2020: $nil), as a result of the successful conversion from Soliris in PNH, gMG and aHUS.

Strensiq sales in the U.S. increased to $769 million (2021: $297 million; 2020: $nil), representing a pro forma growth of 19%. Performance benefitted from increased demand over the course of the year.

Koselugo sales in the U.S. increased by 55% to $162 million (2021: $104 million; 2020: $38 million) following its launch in 2020.

Kanuma sales in the U.S. increased by 12% on a pro forma basis to $77 million (2021: $32 million; 2020: $nil).

Other

Other medicines Product Sales in the U.S. decreased by 16% to $144 million (2021: $171 million; 2020: $247 million).

Nexium sales in the U.S. decreased by 6% to $120 million (2021: $128 million; 2020: $169 million).

Europe

Product Sales in Europe increased by 9% (CER: 22%) and grew to $8,264 million (2021: $7,604 million; 2020: $5,059 million).

Oncology

Oncology Product Sales in Europe increased by 10% (CER: 23%) to $2,726 million (2021: $2,481 million; 2020: $1,938 million).

Tagrisso sales in Europe increased by 4% (CER: 17%) to $1,023 million (2021: $986 million; 2020: $748 million), driven by greater adoption in the 1st-line and adjuvant settings and established 1L standard of care in EU5, partially offset by lower 2nd line use.

Imfinzi sales in Europe increased by 12% (CER: 26%) to $544 million (2021: $485 million; 2020: $370 million), reflecting an increase in ES-SCLC market penetration, an increase in the number of reimbursed markets and an ongoing recovery in rates of diagnosis and treatment.

Lynparza sales in Europe increased by 6% (CER: 19%) to $655 million (2021: $618 million; 2020: $435 million), reflecting increasing HRD testing rates and use in 1st-line HRD-positive ovarian cancer, increased Lynparza uptake in BRCAm mCRPC and gBRCAm HER2-negative advanced breast cancer and the EU launch in gBRCAm early breast cancer following EMA approval in August based on data from the OlympiA Phase III trial.

Calquence sales in Europe were $286 million (2021: $111 million; 2020: $2 million) through increased market share in new patient starts after launches in the region.

Enhertu sales in Europe were $21 million (2021: $4 million; 2020: $nil).

Zoladex sales in Europe decreased by 10% (CER: increased by 1%) to $133 million (2021: $147 million; 2020: $140 million).

Faslodex sales in Europe decreased by 52% (CER: 46%) to $55 million (2021: $113 million; 2020: $221 million) due to increasing competition from several generic versions of the medicine.

Iressa sales in Europe declined by 52% (CER: 41%) to $2 million (2021: $5 million; 2020: $12 million).

CVRM

CVRM Product Sales in Europe increased on a pro forma basis by 25% (CER: 40%) to $1,906 million (2021: $1,512 million; 2020: $1,228 million).

Forxiga sales in Europe increased by 60% (CER: 81%) to $1,297 million (2021: $810 million; 2020: $507 million). The performance reflected the beneficial addition of cardiovascular outcomes trial data to the label, the HFrEF regulatory approval in November 2020, and CKD regulatory approval in August 2021. Forxiga continued gaining in-class market share in the period.

Brilique sales in Europe decreased by 18% (CER: 8%) to $282 million (2021: $346 million; 2020: $342 million).

Lokelma sales in Europe amounted to $30 million (2021: $13 million; 2020: $4 million) during the year with expansion from recent launches across the region where Lokelma extended its market share in the period.

Andexxa sales in Europe were $41 million (2021: $18 million; 2020: $nil), representing a pro forma increase of 41% (CER: 58%).

Crestor sales in Europe declined by 21% (CER: 12%) to $41 million (2021: $52 million; 2020: $129 million), following the divestment of European rights in more than 30 countries to Grünenthal in February 2021.

Seloken/Toprol-XL sales in Europe increased by 26% (CER: 27%) to $14 million (2021: $11 million; 2020: $16 million).

Bydureon sales in Europe decreased by 37% (CER: 29%) to $35 million (2021: $55 million; 2020: $53 million).

Onglyza sales in Europe decreased by 37% (CER: 29%) to $38 million (2021: $61 million; 2020: $58 million).

Respiratory & Immunology

Respiratory & Immunology Product Sales in Europe declined by 15% (CER: 5%) to $1,054 million (2021: $1,247 million; 2020: $1,171 million).

Symbicort sales in Europe decreased by 13% (CER: 3%) to $582 million (2021: $670 million; 2020: $694 million), as a result of resilient market share in growing ICS/LABA market, offset by pricing pressure.

Fasenra sales in Europe increased by 7% (CER: 20%) to $305 million (2021: $286 million; 2020: $203 million), benefiting from sustained growth by expanding leadership in severe eosinophilic asthma.

Trixeo sales in Europe were $33 million (2021: $7 million; 2020: $nil), demonstrating sustained growth across markets as new launches continue to progress.

Pulmicort sales in Europe declined by 6% (CER: increased by 6%) to $69 million (2021: $73 million; 2020: $73 million).

Daxas sales in Europe decreased by 39% (CER: 32%) to $9 million (2021: $15 million; 2020: $22 million).

Bevespi sales in Europe declined by 7% (CER: increased by 5%) to $10 million (2021: $11 million; 2020: $3 million).

Vaccines & Immune Therapies

Vaccines & Immune Therapies Product Sales in Europe decreased by 33% (CER: 24%) to $1,027 million (2021: $1,526 million; 2020: $546 million).

Vaxzevria sales in Europe decreased by 65% (CER: 61%) to $365 million (2021: $1,035 million; 2020: $nil).

Evusheld sales in Europe were $298 million (2021: $66 million; 2020: $nil), benefitting from approval in the EU for prevention of COVID-19 in March 2022 and treatment of COVID-19 in September 2022.

Synagis sales in Europe increased by 5% (CER: 17%) to $213 million (2021: $203 million; 2020: $325 million). This was due to the expiry of the ex-US commercial rights agreement between AstraZeneca and AbbVie in June 2021, and changes as a result of the reversion of ex-US rights to AstraZeneca thereafter, prior to which AstraZeneca’s sales to AbbVie were reported in Europe.

FluMist sales in Europe decreased by 32% (CER: 20%) to $151 million (2021: $222 million; 2020: $219 million) due to the late start to the influenza season in Europe.

Rare Disease

Rare Disease Product Sales in Europe were $1,428 million (2021: $667 million; 2020: $nil), representing a pro forma decrease of 3% (CER: increase of 9%).

Soliris sales in Europe were $805 million (2021: $439 million; 2020: $nil), representing a pro forma decline of 21% (CER: 12%).

Ultomiris sales in Europe increased to $481 million (2021: $169 million; 2020: $nil), representing a pro forma increase of 49% (CER: 68%), driven by strong demand generation following new launch markets.

Strensiq sales in Europe were $78 million (2021: $36 million; 2020: $nil), representing a pro forma decrease of 3% (CER: increase of 9%).

Koselugo sales in Europe were $20 million (2021: $3 million; 2020: $nil).

Kanuma sales in Europe were $44 million (2021: $20 million; 2020: $nil), representing a pro forma decrease of 3% (CER: increase of 10%)

Other

Other medicines Product Sales in Europe decreased by 28% (CER: 24%) to $123 million (2021: $171 million; 2020: $176 million).

Nexium sales in Europe decreased by 26% (CER: 17%) to $46 million (2021: $62 million; 2020: $71 million).

Established ROW

Product Sales in Established ROW region increased by 22% (CER: 40%) to $5,846 million (2021: $4,776 million; 2020: $3,514 million).

Oncology

Oncology Product Sales in the Established ROW region decreased by 5% (CER: increased by 10%) to $1,884 million (2021: $1,982 million; 2020: $1,756 million). Sales in Japan decreased by 10% (CER: increased by 7%) to $1,501 million in the year.

Tagrisso sales in the Established ROW region decreased by 7% (CER: increased by 8%) to $847 million (2021: $913 million; 2020: $806 million), following increased use in 1st-line setting and launch progress in adjuvant, including Japan. In Japan, sales of Tagrisso declined by 10% (CER: increased by 6%) to $695 million in the year.

Imfinzi sales in the Established ROW region decreased by 1% (CER: increased by 15%) to $401 million (2021: $405 million; 2020: $329 million), due to new reimbursements. In Japan, sales of $329 million represented a decline of 5% (increase of 13% at CER).

Lynparza sales in the Established ROW region increased by 4% (CER: 20%) to $269 million (2021: $259 million; 2020: $201 million), benefitting from new launches and high levels of HRD testing in Japan. Sales in Japan amounted to $203 million, representing a growth of 2% (CER: 21%).

Calquence sales in the Established ROW region were $69 million (2021: $18 million; 2020: $3 million).

Zoladex sales in the Established ROW region decreased by 28% (CER: 15%) to $122 million (2021: $169 million; 2020: $182 million). In Japan, sales decreased by 23% (CER: 9%) to $107 million due to a price cut.

Faslodex sales in the Established ROW region decreased by 15% (CER: increased by 1%) to $103 million (2021: $121 million; 2020: $124 million). In Japan, sales decreased by 14% (CER: increased by 2%) to $101 million.

Iressa sales in the Established ROW region decreased by 44% (CER: 35%) to $9 million (2021: $16 million; 2020: $21 million).

Arimidex sales in the Established ROW region decreased by 23% (CER: 11%) to $23 million (2021: $29 million; 2020: $35 million).

Casodex sales in the Established ROW region decreased by 31% (CER: 19%) to $24 million (2021: $35 million; 2020: $36 million).

CVRM

CVRM Product Sales in the Established ROW region increased on a pro forma basis by 10% (CER: 25%) to $684 million (2021: $622 million; 2020: $582 million).

Forxiga sales in the Established ROW region increased by 32% (CER: 49%) to $348 million (2021: $263 million; 2020: $197 million). Japan sales grew by 43% (CER: 68%) to $215 million. In Japan, AstraZeneca sells to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales. The continued volume growth is driven by HF and CKD launches.

Brilinta sales in the Established ROW region decreased by 27% (CER: 22%) to $46 million (2021: $63 million; 2020: $58 million).

Lokelma sales in the Established ROW region increased by 55% (CER: 83%) to $69 million (2021: $44 million; 2020: $10 million). Sales in Japan increased by 54% (CER: 84%) to $67 million in the year.

Andexxa sales in the Established ROW region were $32 million (2021: $nil; 2020: $nil).

Crestor sales in the Established ROW region decreased by 21% (CER: 10%) to $148 million (2021: $189 million; 2020: $211 million) with a decline in Japan sales of 24% (10% at CER) to $114 million, where AstraZeneca collaborates with Shionogi.

Seloken/Toprol-XL sales in the Established ROW region showed a decrease of 16% (13% at CER) to $9 million (2021: $11 million; 2020: $10 million).

Bydureon sales in the Established ROW region declined by 95% (CER: 94%) to $nil (2021: $6 million; 2020: $9 million).

Onglyza sales in the Established ROW region declined by 32% (CER: 30%) to $22 million (2021: $32 million; 2020: $45 million).

Respiratory & Immunology

Respiratory & Immunology Product Sales in the Established ROW region decreased by 3% (CER: increased by 7%) to $613 million (2021: $634 million; 2020: $646 million).

Symbicort sales in the Established ROW region decreased by 2% (CER: increased by 5%) to $375 million (2021: $384 million; 2020: $438 million). Sales in Japan declined by 34% (23% at CER) to $81 million in the year. The growth in some countries is driven by share gains and a continued recovery in the ICS/LABA market. That growth was offset by generic erosion in other countries.

Fasenra sales in the Established ROW region decreased by 12% (CER: 1%) to $142 million (2021: $162 million; 2020: $131 million), as a result of price adjustments and impact in the dynamic market related to the rise in COVID-19 cases. Sales in Japan declined by 20% (6% at CER) to $88 million in the year.

Breztri sales in the Established ROW region increased by 32% (CER: 56%) to $34 million (2021: $26 million; 2020: $9 million) which is largely contributable to the sales in Japan of $31 million, following strong new-to-brand market share performance in Japan, with the dynamic market impacted by access restrictions related to the rise in COVID-19 cases.

Pulmicort sales in the Established ROW region increased by 5% (CER: 15%) to $49 million (2021: $47 million; 2020: $54 million). In Japan, sales decreased by 29% (16% at CER) in the year to $17 million.

Vaccines & Immune Therapies

Vaccines & Immune Therapies Product Sales in the Established ROW region increased by 68% (CER: 89%) to $1,225 million (2021: $730 million; 2020: $5 million)

Vaxzevria sales in the Established ROW region grew by 8% (CER: 17%) to $625 million (2021: $578 million; 2020: $nil). Sales in Japan increased by 18% (CER: 29%) to $379 million.

Evusheld sales in the Established ROW region were $407 million (2021: $nil; 2020: $nil), following approval in Japan for prevention and treatment of COVID-19 in August 2022. Sales in Japan were $215 million.

Synagis sales in the Established ROW region increased by 28% (CER 51%) to $191 million (2021: $149 million; 2020: $nil), where the ex-US rights reverted to AstraZeneca after 30 June 2021, from AbbVie Inc.

Rare Disease

Rare Disease Product Sales in Established ROW increased on a pro forma basis by 8% (CER: 24%) to $870 million (2021: $364 million; 2020: $nil).

Soliris sales in the Established ROW increased on a pro forma basis by 11% (CER: 24%) to $476 million (2021: $197 million; 2020: $nil). Sales in Japan declined on a pro forma basis by 8% (CER: increased by 11%) to $224 million.

Ultomiris sales in the Established ROW increased on a pro forma basis by 6% (CER: 26%) to $310 million (2021: $129 million; 2020: $nil), driven by rapid conversion in new launch markets and strong growth in Japan following gMG launch. Sales in Japan declined on a pro forma basis by 3% (CER: increased by 17%) to $285 million.

Strensiq sales in the Established ROW decreased on a pro forma basis by 1% (CER: increased by 16%) to $76 million (2021: $35 million; 2020: $nil).

Kanuma sales in the Established ROW increased on a pro forma basis by 21% (CER: 38%) to $8 million (2021: $3 million; 2020: $nil).

Other

Other Product Sales in the Established ROW region were $570 million (2021: $445 million; 2020: $526 million).

Nexium sales in the Established ROW region increased by 28% (CER: 50%) to $551 million (2021: $431 million; 2020: $495 million). Sales in Japan grew by 35% (60% at CER) to $497 million, where AstraZeneca collaborated with Daiichi Sankyo until September 2021.

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

AstraZeneca, through one of its non-U.S. Group companies that is neither a U.S. person nor a foreign subsidiary of a U.S. person, currently has sales of prescription pharmaceuticals in Iran solely through a single third-party distributor, which uses three known entities in the Iranian distribution chain. At this time, none of AstraZeneca’s U.S. entities are involved in any business activities in Iran, or with the Iranian government. To the best knowledge of the management of AstraZeneca, the third-party distributor used by AstraZeneca is not owned or controlled by the Iranian government and AstraZeneca does not have any agreements, commercial arrangements, or other contracts with the Iranian government. However, AstraZeneca understands that one of the independent sub-distributors of AstraZeneca’s third-party distributor is likely to be indirectly controlled by the Iranian government. Further, AstraZeneca’s third-party distributor may initiate payments using banks associated with the government of Iran for the purchase of AstraZeneca products. Finally, Government agencies, hospitals and institutions may purchase AstraZeneca products from the third-party distributor or the sub-distributors.

Throughout 2017 to 2022, AstraZeneca, through a distributor, sponsored health care provider education programs in Iran, including for employees of hospitals owned or controlled by the Iranian Ministry of Health.

For the year ended December 31, 2022, the Company’s gross revenues and net profits attributable to the above-mentioned Iranian activities were $23 million and $8 million, respectively. For the same period, AstraZeneca’s gross revenues and net profits were $44.3 billion and $3.3 billion, respectively. Accordingly, the gross revenues and net profits attributable to the above-mentioned Iranian activities amounted to approximately 0.05% of AstraZeneca’s gross revenues and approximately 0.25% of its net profits.

At the time of publication, the management of AstraZeneca does not anticipate any change in its activities in Iran that would result in a material impact on AstraZeneca.

C.       Organizational Structure

The information (including tabular data) set forth under the headings “Additional Information—Directors’ Report—Subsidiaries and principal activities” on page 215, “—Branches and countries in which the Group conducts business” on page 215, and “Financial Statements—Group Subsidiaries and Holdings” on pages 199 to 203, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

D.       Property, Plant and Equipment

Please see the information below under the heading Item 5—“Operating and Financial Review and Prospects—Operating Results—2022 compared with 2021”. The information (including tabular data) set forth under the headings “Strategic Report—Business Review—Science and Innovation—Research and Development” on pages 35 to 36, “Strategic Report—Business Review—Growth in Therapy Area Leadership—Operations” on page 42, “—IT and IS resources” on page 43, “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on page 159, “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets—Environmental costs and liabilities” on page 192, and “Financial Statements—Notes to the Group Financial Statements—Note 8—Leases” on page 160, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

Substantially all of the Group’s properties are held freehold, free of material encumbrances and are fit for their purpose. For more information, please refer to “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on page 159 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Our Strategy and Key Performance Indicators” on pages 14 to 17, “Strategic Report—Business Review—Science and Innovation—Research and Development” on pages 35 to 36, “—Development pipeline overview” on page 37, “Financial Statements— Notes to the Group Financial Statements—Note 1—Revenue—Product Sales” on page 149, “Financial Statements—Notes to the Group Financial Statements—Note 19—Interest-bearing loans and borrowings” on pages 168 to 170, “Financial Statements—Notes to the Group Financial Statements—Note 13—Derivative financial instruments” on page 166, “Financial Statements—Notes to the Group Financial Statements—Note 23—Reserves” on page 180, “Financial Statements—Notes to the Group Financial Statements—Note 28—Financial risk management objectives and policies” on pages 184 to 189, “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 192 to 198 and “Additional Information—Important information for readers of this Annual Report” on page 224, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference. The information contained herein under “Item 8A – Summarized financial information for guarantee of securities of subsidiaries” is incorporated by reference. Please also see the information above under the heading Item 4—“Information on the Company— Business Overview—Geographical Review”.

We consider the Group’s working capital to be sufficient for its present requirements.

A.       Operating Results

2022 compared with 2021

The information set forth under the heading “Strategic Report—Financial Review” on pages 60 to 75 (excluding the information set forth under the subheading “Full year 2023: additional commentary” on page 72) of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated herein by reference.

2021 compared with 2020

The information set forth under the heading “Strategic Report—Financial Review” on pages 52 to 70 of AstraZeneca’s “Annual Report and Form 20-F Information 2021” included as exhibit 15.1 to the Form 20-F dated February 22, 2022 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The information (including tabular data) set forth under the headings “Corporate Governance—Board of Directors as at 31 December 2022” on pages 80 to 81, and “Corporate Governance—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 128, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

In addition to the Board of Directors, the Senior Executive Team, or SET, is the body through which the CEO exercises the authority delegated to him by the Board. The CEO leads the SET and has executive responsibility for the management, development and performance of the business. The CEO, CFO and SET also take the lead in developing the strategy for review, constructive challenge and approval by the Board as part of the annual strategy review process. The information set forth under the heading “Corporate Governance—Senior Executive Team (SET) as at 31 December 2022” on page 82 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

Senior Executive Team (SET) Biographies as at December 31, 2022

Katarina Ageborg – Executive Vice-President, Sustainability and Chief Compliance Officer, President of AstraZeneca AB Sweden (resigned 9 January 2023)

Katarina was appointed Executive Vice-President, Sustainability in 2017 and has been a member of SET since 2011. She has overall responsibility for the delivery, design and implementation of the Company’s sustainability programme, covering three priority areas: access to healthcare; environmental protection; and ethics and transparency. She leads the Global Sustainability function, including teams focusing on Compliance, and Safety, Health and Environment. Katarina was also appointed President of AstraZeneca AB (Sweden) in 2018, and her role is focused on strengthening corporate reputation and relations by actively representing the Company in the Swedish business and academic community. Prior to her current roles, Katarina led the Global Intellectual Property function from 2008 to 2011, during which time she streamlined the organisation and launched a new patent filing strategy before taking the role as Chief Compliance Officer. Katarina holds a Master of Law Degree from Uppsala University School of Law in Sweden and ran her own law firm before joining AstraZeneca in 1998.

Pam Cheng – Executive Vice-President, Operations and Information Technology (Executive Vice-President, Operations, Information Technology and Sustainability from 9 January 2023)

Pam joined AstraZeneca in June 2015 after having spent 18 years with Merck/MSD in Global Manufacturing and Supply Chain and Commercial roles. Pam was the Head of Global Supply Chain Management & Logistics for Merck and led the transformation of Merck supply chains across the global supply network. Pam also held the role of President of MSD China, responsible for MSD’s entire business in China. Prior to joining Merck, Pam held various engineering and project management positions at Universal Oil Products, Union Carbide Corporation and GAF Chemicals. Pam holds Bachelor’s and Master’s degrees in chemical engineering from Stevens Institute of Technology in New Jersey and an MBA in marketing from Pace University in New York. In addition to her role at AstraZeneca, Pam serves as a Non-Executive Director of the Smiths Group plc Board. Pam also serves as an Advisor to the International Society of Pharmaceutical Engineering (ISPE) Board of Directors.

Ruud Dobber – Executive Vice-President and President, BioPharmaceuticals Business Unit

Ruud was appointed Executive Vice-President, BioPharmaceuticals Business Unit in January 2019 and is responsible for product strategy and commercial delivery for CVRM, Respiratory and Immunology, and Vaccines & Immune Therapies. Prior to this, Ruud held the role of Executive Vice-President, North America and was responsible for driving growth and maximising the contribution of the commercial operations in North America. Ruud joined Astra (later to become AstraZeneca) in 1997 and has assumed leadership roles with increasing responsibility including Executive Vice-President, North America; Executive Vice-President, Europe; Regional Vice-President, Europe, Middle East and Africa; and Regional Vice-President, Asia Pacific. Ruud served as a member of the board and executive committee of the European Federation of Pharmaceutical Industries and Associations and was previously Chairman of the Asia division of Pharmaceutical Research and Manufacturers of America. Ruud holds a doctorate in immunology from the University of Leiden, Netherlands, beginning his career as a research scientist in immunology and ageing.

Other appointments: Ruud was appointed as a non-executive director of the Board of Almirall S.A. in June 2021.

Marc Dunoyer – Chief Executive Officer, Alexion and Chief Strategy Officer, AstraZeneca

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

Other appointments: Marc is a Director of Orchard Therapeutics Plc.

David Fredrickson – Executive Vice-President, Oncology Business Unit

Dave was appointed Executive Vice-President, Oncology Business Unit in October 2017 and is responsible for driving growth and maximising the commercial performance of the AstraZeneca global Oncology portfolio. He has global accountability for marketing, sales, medical affairs and market access in Oncology and plays a critical leadership role in setting the Oncology portfolio and product strategy. Previously, Dave served as President of AstraZeneca K.K. in Japan, and Vice-President, Specialty Care in the US. While in Japan, Dave also served as Vice Chairman of the European Federation of Pharmaceutical Industries and Associations Japan and was a Director of the Japan Pharmaceutical Manufacturers Association. Before joining AstraZeneca, Dave worked at Roche/Genentech, where he served in several functions and leadership positions, including Oncology Business Unit Manager in Spain, and strategy, marketing and sales roles in the US. Prior to this, Dave worked at the Monitor Group, LLC (now Monitor Deloitte Group, LLC), a global strategy consultancy. Dave is a graduate of Georgetown University in Washington DC.

Susan Galbraith - Executive Vice-President, Oncology R&D

Susan was appointed as Executive Vice-President, Oncology R&D in July 2021. In this role, Susan has global accountability for the Oncology portfolio from discovery through to late-stage development. Since joining AstraZeneca in 2010, Susan has been instrumental in bringing seven new medicines to patients, four of which are now blockbusters. Prior to AstraZeneca, Susan held senior Oncology R&D roles at Bristol-Myers Squibb. A Clinical Oncologist by background, Susan trained in medicine at Manchester and Cambridge Universities and has a PhD from the University of London. She holds an honorary Doctorate of Medical Science from the Institute of Cancer Research and is a Fellow of the Academy of Medical Sciences. Susan serves on the American Association for Cancer Research Board of Directors, the Institute of Cancer Research Scientific Advisory Board and the European Association of Cancer Research Advisory Council.

Menelas (Mene) Pangalos – Executive Vice-President, BioPharmaceuticals R&D

Mene was appointed as Executive Vice-President, BioPharmaceuticals R&D in January 2019. Mene is responsible for discovery through to late-stage development across CVRM, Respiratory & Immunology, Vaccines & Immune Therapies and Neuroscience. Since joining AstraZeneca in 2010, Mene has led the transformation of R&D leading to a greater than fivefold improvement in productivity. Prior to joining AstraZeneca, Mene held senior R&D roles at Pfizer, Wyeth and GSK. Mene holds Honorary Doctorates from Glasgow University and Imperial College, London, is a Fellow of the Academy of Medical Sciences, the Royal Society of Biology and Clare Hall, University of Cambridge and is a Visiting Professor at The Wolfson Centre at Kings College. He co-chairs the UK Life Sciences Council Expert Group on Innovation, Clinical Research and Data and is a member of the Life Sciences Industrial Strategy Implementation Board. He is also on the Boards of The Francis Crick Institute, The Judge Business School, Cambridge University and Dizal Pharma, and is a member of the Life Sciences Vision Advisory Group. In 2019, Mene was awarded a knighthood from The Queen and the Prix Galien Medal, Greece. In 2021, Mene was awarded an Honorary Fellowship of the British Pharmacological Society. He has overseen the creation of AstraZeneca’s new Global R&D Centre in Cambridge and the company’s COVID-19 efforts.

Jeff Pott – Chief Human Resources Officer and General Counsel (Chief Human Resources Officer, Chief Compliance Officer and General Counsel from 9 January 2023)

Jeff was appointed General Counsel in January 2009 and has overall responsibility for all aspects of AstraZeneca’s Legal and IP function. In addition to his role as General Counsel, he was appointed Chief Human Resources Officer in January 2021 assuming additional responsibilities for the AstraZeneca Human Resources function. Jeff joined AstraZeneca in 1995 and has worked in various litigation roles, where he has had responsibility for IP, anti-trust and product liability litigation. Before joining AstraZeneca, he spent five years at the US legal firm Drinker Biddle and Reath LLP, where he specialised in pharmaceutical product liability litigation and anti-trust advice and litigation. He received his Bachelor’s degree in political science from Wheaton College and his Juris Doctor Degree from Villanova University School of Law.

Iskra Reic – Executive Vice-President, Vaccines and Immune Therapies

Iskra was appointed Executive Vice-President (EVP), Vaccines & Immune Therapies, in November 2021, and is responsible for both the early and late stage development of the Unit’s pipeline and portfolio, as well as medical affairs and commercial operations. Having trained as a Doctor of dental medicine at the Medical University of Zagreb, Croatia, Iskra joined AstraZeneca in 2001. During this time, Iskra has held a variety of in-market, regional sales and marketing and general management roles, including Head of Specialty Care, Central & Eastern Europe, Middle East and Africa. In 2012 she joined AstraZeneca Russia as Marketing Director, before being appointed General Manager in 2014. Subsequently, in 2016 Iskra was made Area Vice-President for Russia and Eurasia, before her appointment as EVP, Europe in April 2017, and the later expansion of this role to Europe & Canada in 2019. Iskra has an International Executive MBA in Business and Leadership from the IEDC-Bled School of Management, Slovenia.

Leon Wang – Executive Vice-President, International and China President

Leon Wang is Executive Vice-President, International and President, China. He is responsible for overall strategy driving sustainable growth across the International region, which includes China. Leon joined AstraZeneca China in March 2013 and was promoted to become President, AstraZeneca China in 2014. Under Leon’s leadership, China has become AstraZeneca’s second largest market worldwide and AstraZeneca has become the largest pharmaceutical company in China. In January 2017, Leon was promoted to Executive Vice-President, Asia Pacific Region. Prior to joining AstraZeneca, Leon held positions of increasing responsibility in marketing and business leadership at Roche, where he was a Business Unit Vice-President. In addition, Leon holds several positions in local trade associations and other prominent organisations in China. Leon holds an EMBA from China Europe International Business School, and a Bachelor of Arts from Shanghai International Studies University.

B.       Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report” on pages 104 to 107, “Corporate Governance—Remuneration at a glance” on page 108, “Corporate Governance—How our performance measures for 2023 support the delivery of our strategy” on page 109, “Corporate Governance—How the Remuneration Committee ensures targets are stretching” on page 110, “Corporate Governance—Annual Report on Remuneration” on pages 111 to 128, “Financial Statements—Notes to the Group Financial Statements—Note 22—Post-retirement and other defined benefit schemes” on pages 173 to 180, “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” on pages 189 to 191 and “Financial Statements—Notes to the Group Financial Statements—Note 31—Statutory and other information—Key management personnel compensation”, on page 198, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

C.       Board Practices

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Corporate Governance Overview” on page 79, “Corporate Governance—Board of Directors as at 31 December 2022” on pages 80 to 81, “Corporate Governance—Senior Executive Team (SET) as at 31 December 2022” on page 82, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Board Leadership and Company Purpose” on page 83, “Corporate Governance—Corporate Governance Report—Division of responsibilities” on page 83, “Corporate Governance—Corporate Governance Report—Remuneration” on pages 84 to 85, “Corporate Governance—Science Committee Report” on page 94, “Corporate Governance—Nomination and Governance Committee Report” on pages 92 to 93, “Corporate Governance—Sustainability Committee Report” on page 95, “Corporate Governance— Compliance with the UK Corporate Governance Code—Risk management and controls—Global Compliance and Group Internal Audit (GIA) on page 85, “Corporate Governance—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 128, “Corporate Governance—Annual Report on Remuneration—Executive Directors’ remuneration” on pages 111 to 119 and “Corporate Governance—Audit Committee Report” on pages 96 to 103, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

Please also see the information above under the heading Item 6.A “Directors and Senior Management—Senior Executive Team (SET) Biographies”.

D.       Employees

The information set forth under the headings , “Strategic Report—Business Review—Science and Innovation—Research and Development” on pages 35 to 36, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Responsible sales and marketing” on page 41, “—Operations” on page 42, “—IT and IS resources” on page 43, “—Business Development” on page 43, “Strategic Report—Business Review—People and Sustainability” on pages 44 to 51 and “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” (including the tabular data) on pages 189 to 191, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

E.       Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” on pages 189 to 191, “Corporate Governance—Annual Report on Remuneration—Directors’ shareholdings” on pages 121 to 123, and “Additional Information—Directors’ Report—Directors’, officers’ and SET shareholdings” and “—Options to purchase securities from registrant or subsidiaries” on page 216, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

F.       Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The information set forth under the heading “Additional Information—Shareholder information—US holdings” on page 214 and “Additional Information—Directors’ Report—Major shareholdings” (including tabular data) on page 216 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

B.       Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 31—Statutory and other information—Related party transactions” on page 198, “Additional Information—Shareholder information—Related party transactions” on page 213, “Additional Information—Shareholder information—Issued share capital, shareholdings and share prices” on page 214, “Additional Information—Shareholder information—US holdings” on page 214 and “Additional Information—Directors’ Report—Major shareholdings” on page 216, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18—“Financial Statements.” The information (including graphs and tabular data) set forth under the headings “Additional Information—Shareholder information” on pages 213 to 214, “Strategic Report —Financial Review—Dividend and share repurchases” on page 72 and “Additional Information—Directors’ Report—Distributions to shareholders-dividends for 2022” on page 216, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

Summarized financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC (“AstraZeneca Finance”) is the issuer of 0.700% Notes due 2024, 1.200% Notes due 2026, 1.750% Notes due 2028 and 2.250% Notes due 2031 (the “AstraZeneca Finance Notes”). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance’s existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC’s existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X of the Securities Act, we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Obligor group summarised Statement of Comprehensive Income

	FY 2022	FY 2021
	$m	$m
Total Revenue	—	—
Gross profit	—	—
Operating loss	(27)	(157)
Loss for the period	(687)	(773)
Transactions with subsidiaries that are not issuers or guarantors	1,071	5,914

Obligor group summarised Statement of Financial Position information

	At 31 Dec 2022	At 31 Dec 2021
	$m	$m
Current assets	4	8
Non-current assets	—	—
Current liabilities	(2,839)	(1,442)
Non-current liabilities	(22,797)	(25,646)
Amounts due from subsidiaries that are not issuers or guarantors	7,806	11,510
Amounts due to subsidiaries that are not issuers or guarantors	(293)	(293)

Developments in Legal Proceedings

For information in respect of material legal proceedings in which AstraZeneca is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 192 to 198 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 and is incorporated by reference.

The proceedings discussed below are provided to supplement and update the corresponding disclosure in AstraZeneca’s “Annual Report and Form 20-F Information 2022”. Unless noted below or in AstraZeneca’s “Annual Report and Form 20-F Information 2022”, no provisions have been established in respect of these proceedings.

US proceedings

Viela Bio, Inc. Shareholder Lawsuit

In February 2023, a lawsuit was filed in the Delaware State Court against AstraZeneca and certain officers, on behalf of a putative class of Viela Bio, Inc. (“Viela”) shareholders. The complaint alleges that defendants breached their fiduciary duty to Viela shareholders in the course of Viela’s 2021 merger with Horizon Therapeutics, plc.

B.       Significant Changes

Please see the information set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 32—Subsequent events” on page 198 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 and is incorporated by reference.

Other than as disclosed in this Item, since the date of the annual consolidated financial statements included in this Form 20-F dated February 21, 2023, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A.      Offer and Listing Details

The information (including tabular data) set forth under the heading “Additional Information—Shareholder information” on pages 213 to 214 and “Additional Information—Shareholder information—Ordinary Shares in issue” on page 214 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

The corresponding trading symbol is “AZN” in each of AstraZeneca’s principal markets for trading in AstraZeneca shares.

B.      Plan of Distribution

Not applicable.

C.      Markets

The information set forth in the introductory paragraph under the heading “Additional Information— Shareholder information” on page 213 and “Additional Information—Shareholder information—Issued share capital, shareholdings and share prices” on page 214 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

D.      Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.      Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.      Share Capital

Not applicable.

B.      Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Directors’ Report—Articles of Association” on pages 216 to 217 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

C.      Material Contracts

Not applicable.

D.      Exchange Controls

The information set forth under the headings “Additional Information—Shareholder information—Exchange controls and other limitations affecting security holders” on page 214 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

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

For US federal income tax purposes, a US holder will generally recognise US source capital gain or loss on the sale or exchange of Ordinary Shares or ADRs in an amount equal to the difference between the US dollar amount realised and such holder’s US dollar tax basis in the Ordinary Shares or ADRs. US holders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate US holders, and capital losses, the deductibility of which may be subject to limitations.

Passive Foreign Investment Company (PFIC) rules

We believe that we were not a PFIC for US federal income tax purposes for the year ended 31 December 2022. However, since PFIC status depends on the composition of our income and assets, and the market value of our assets, from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC, certain adverse tax consequences could apply to US holders.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the US or through certain US-related financial intermediaries may be subject to information reporting and backup withholding, unless, the US holder is an exempt recipient or, in the case of backup withholding, the US holder provides its taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely supplied to the US Internal Revenue Service.

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

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

The Company’s Articles of Association and other documents concerning the Company which are referred to in this Form 20-F dated February 21, 2023, may be inspected at the Company’s registered office at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, UK.

I.       Subsidiary Information

Not applicable.

J.       Annual Report to Security Holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Financial risk management” on page 73 and “Financial Statements—Notes to the Group Financial Statements—Note 28—Financial risk management objectives and policies” on pages 184 to 189, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

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

(g) Fees and expenses of the depositary

Fees and expenses incurred by the Depositary or the Depositary’s agents on behalf of holders, including in connection with:

●
taxes (including applicable interest and penalties) and other governmental charges
●
registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;
●
cable, telex and facsimile transmission and delivery expenses
●
expenses and charges incurred by the Depositary in conversion of foreign currency into U.S. dollars
●
compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities, ADSs and ADRs
●
the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the delivery or servicing of deposited property (as defined in the Deposit Agreement)
As incurred by the Depositary.
(1)	$0.03 per ADR annually

Fees and Payments Made by DBTCA to Us

Pursuant to the deposit agreement, the Depositary may charge a fee up to $0.05 per ADR in respect of dividends paid by us. For the year ended December 31, 2022, we agreed that the Depositary could charge an annual fee of $0.03 per ADR in respect of dividends paid by us. As at December 31, 2022, we have paid approximately $17.28 million arising out of fees charged in respect of dividends paid during 2022 and $2.42 million as a (further) contribution to the Company’s ADR program costs. We also have an agreement with the Depositary that it will waive a certain amount of its fees for standard costs associated with the administration of the ADR program up to $10,000 per year.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.       Disclosure Controls and Procedures

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Risk Management and Controls” on page 85, “Corporate Governance—Audit Committee Report—Internal Controls” on page 102, and “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 130, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

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

B.      Management’s Annual Report on Internal Control over Financial Reporting

As required by U.S. regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 130 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023, which is incorporated by reference.

C.       Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report dated February 21, 2023, which is included below under the heading Item 18—“Financial Statements—Report of Independent Registered Public Accounting Firm”.

D.      Changes in Internal Control over Financial Reporting

Based on the evaluation conducted, management has concluded that no such changes have occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Corporate Governance Overview—Board Committee membership and meeting attendance in 2022” on page 79 and “Corporate Governance—Audit Committee Report—Committee overview—Committee composition” on page 97, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Strategic Report—Business Review—People and Sustainability—Code of Ethics” on page 51, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Risk Management and Controls—Global Compliance and Group Internal Audit (GIA)” on page 85, “Business Review—Science and Innovation—Bioethics” on page 38, and “Corporate Governance—Audit Committee Report—Legal and Compliance” on page 98, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference. AstraZeneca’s Code of Ethics is available within the ‘Ethics and transparency’ section of our website at www.astrazeneca.com/sustainability/ethics-and-transparency.html.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP (PCAOB ID 876) in 2022 and 2021:

	Year ended December 31,
	2022	2021

	($ million)
Audit fees	28.7	28.6
Audit-related fees	0.4	3.6
All other fees	0.2	3.7
Total	29.3	35.9

Audit fees included $15.1 million for the audit of subsidiaries pursuant to legislation (2021: $15.2 million), $9.9 million for the Group audit (2021: $10.5 million), $0.6 million for assurance services in relation to interim financial statements (2021: $0.9 million) and $3.1 million in respect of section 404 of the Sarbanes-Oxley Act (2021: $2.0 million). $0.6 million of Audit fees payable in 2022 are in respect of the Group audit and audit of subsidiaries related to prior years ($0.4 million of Audit fees payable in 2021 are in respect of the Group audit and audit of subsidiaries related to prior years).

Audit-related fees included $0.1 million of other audit-related services (2021: $3.6 million) and $0.3 million for the audit of subsidiaries’ pension schemes. Included in Audit-related fees for 2021 are $3.0 million of services provided in relation to the acquisition of Alexion and related debt issuance.

All other fees of $0.2 million relate to other assurance services. Included in All other fees for 2021 are $3.1 million of services provided in relation to the acquisition of Alexion and related debt issuance, and $0.3 million for the audit of subsidiaries’ pension schemes.

In 2021, $0.3 million of Audit fees and $0.7 million of Audit-related fees related to pre-acquisition fees incurred by Alexion.

The information (including tabular data) set forth under the heading “Corporate Governance—Audit Committee Report” on pages 96 to 103 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

U.S. law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of fees paid by AstraZeneca to its principal accountants, if such engagements were not recognized by AstraZeneca at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2022 and 2021, the percentage of the total amount of fees paid by AstraZeneca to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five per cent for each year.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(d) Maximum
				Number (or
				Approximate Dollar
			(c) Total Number of	Value) of Shares (or
			Shares (or Units)	Units) that May Yet
	(a) Total number of	(b) Average Price	Purchased as Part of	Be Purchased Under
	Shares (or Units)	Paid per	Publicly Announced	the Plans or
Period	Purchased	Share (or Unit)	Plans or Programs	Programs
		($)		($ billion)
Month #1 Jan 1 - Jan 31	0	N/A	0	0
Month #2 Feb 1 - Feb 28	0	N/A	0	0
Month #3 Mar 1 - Mar 31	0	N/A	0	0
Month #4 Apr 1 - Apr 30	0	N/A	0	0
Month #5 May 1 - May 31	0	N/A	0	0
Month #6 Jun 1 - Jun 30	0	N/A	0	0
Month #7 Jul 1 - Jul 31	0	N/A	0	0
Month #8 Aug 1 - Aug 31	0	N/A	0	0
Month #9 Sep 1 - Sep 30	0	N/A	0	0
Month #10 Oct 1 - Oct 31	0	N/A	0	0
Month #11 Nov 1 - Nov 30	0	N/A	0	0
Month #12 Dec 1 - Dec 31	0	N/A	0	0
Total	0	N/A	0	0

There have been no share repurchases since October 1, 2012, when the Company announced the suspension of its share repurchase program. At the 2022 Annual General Meeting the Company’s shareholders authorized the Company to repurchase 154,944,713 of its own shares, but the Company’s Board of Directors did not lift the suspension on share repurchases and, accordingly, the Company did not repurchase any of its shares in 2022.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a public limited company incorporated in England and Wales, admitted to the premium segment of the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the U.K. Corporate Governance Code 2018 (the “U.K. Code”) in respect of its corporate governance practices. The current edition of the U.K. Code, which came into effect for reporting periods beginning on or after January 1, 2019, was effective to the Company for the year ended December 31, 2022. The Companies Act 2006 (the “U.K. Act”) and the Listing Rules of the U.K. Financial Conduct Authority (the “FCA Rules”) imposes certain requirements that also influence the Company’s corporate governance practices. The Company has ADRs listed on the Nasdaq Stock Exchange and, under the Nasdaq Listing Rules applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the Nasdaq Listing Rules.

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

Under the U.K. Code, all of the members of the Company’s Remuneration Committee should be independent non-executive directors, with a minimum membership of three. Under the U.K. Code, the chair of the Company may be a member, but not chair, of the Remuneration Committee, provided he or she was considered independent on appointment as chair. In addition, the chair of a company’s remuneration committee should have served for at least 12 months on a remuneration committee before his or her appointment.

4.

Under the Nasdaq Listing Rules, director nominees must either be selected, or recommended for the Board’s selection, either by (A) Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or (B) a nominations committee comprised solely of Independent Directors.

Under the U.K. Code, a majority of the members of the Company’s nomination committee should be independent non-executive directors. Under the U.K. Code, the chair of the Company may be a member or chair of the nomination committee, provided he or she was considered independent on appointment as chair. However, the chair of the board may not chair the nomination committee when it is dealing with the appointment of his or her successor.

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

Board Diversity Matrix (as of December 31, 2022)

Country of Principal Executive Offices:	England and Wales
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	13

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	5	8	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	3
LGBTQ+	-
Did Not Disclose Demographic Background	2

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The accompanying Consolidated Statements of Financial Position, of Comprehensive Income, of Changes in Equity and of Cash Flows and the Group Accounting Policies and the related notes (including tabular data) set forth under the headings “Financial Statements” on pages 129 to 210 (excluding the information set forth under the subheadings “Independent auditors’ report to the members of AstraZeneca PLC” on pages 131 to 137) and “Financial Statements—Group Financial Record” on page 211, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to this Form 20-F dated February 21, 2023 is incorporated by reference.

In accordance with Rule 405(a)(3) under Regulation S-T, this information (including tabular data) is reproduced under Item 8 herein tagged with Inline XBRL formatting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AstraZeneca PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Statement of Financial Position of AstraZeneca PLC and its subsidiaries (the “Group”) as of 31 December 2022, 31 December 2021 and 31 December 2020, and the related Consolidated Statements of Comprehensive Income, of Changes in Equity and of Cash Flows for each of the three years in the period ended 31 December 2022, including the Group Accounting Policies and the related Notes to the Group Financial Statements (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2022, 31 December 2021 and 31 December 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022 in accordance with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) UK-adopted International Accounting Standards and (iii) International Financial Reporting Standards adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.B. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Recognition and measurement of accruals for Managed Care, Medicaid and Medicare Part D rebates on US Product Sales (excluding Rare Diseases)

As described in the Group Accounting Policies, and Notes 1 and 20 to the consolidated financial statements when invoicing Product Sales in the US, management estimates the rebates the Group expects to pay and management considers there to be a significant estimate associated with the rebates for Managed Care, Medicaid and Medicare Part D. The major market with rebates and other revenue accruals is the US. The US Rebates, chargebacks, returns and other revenue accruals liability at 31 December 2022 amounted to $3,961 million (includes $139 m attributed to Rare Diseases), principally consisting of rebates related to Managed Care, Medicaid and Medicare Part D. Rebates are amounts payable or credited to a customer, usually based on the quantity or value of Product Sales to the customer for specific products in a certain period. At the time Product Sales are invoiced, rebates and deductions that the Group expects to pay are estimated. These rebates typically arise from sales contracts with government payers, third-party managed care organisations and various state programmes. The methodology and assumptions used to estimate rebates are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions.

The principal considerations for our determination that performing procedures relating to recognition and measurement of accruals for Managed Care, Medicaid and Medicare Part D rebates on US Product Sales (excluding Rare Diseases) is a critical audit matter are the (i) significant estimation by management in determining the accruals for the Managed Care, Medicaid, and Medicare Part D programmes, which are monitored and adjusted in light of contractual and legal obligations, historical trends, past experience and projected market conditions and (ii) high degree of auditor judgement, subjectivity, and effort in evaluating management’s significant assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s recognition and measurement of the Managed Care, Medicaid, and Medicare Part D rebate accruals. These procedures also included, among others, (i) developing an independent estimate of these accruals; (ii) comparing our independent estimates to the accruals recorded by management; (iii) assessing the effect of any adjustments to prior years’ accruals in the current year’s results; and (iv) testing actual payments made and rebate claims processed by the Group, and evaluating those claims for consistency with the contractual and mandated terms of the Group’s arrangements. Developing the independent estimate of the accruals involved assessing the terms of the specific rebate programmes and/or contracts with customers; historical revenue data; market demand and market conditions in the US; third party information on inventory held by direct and indirect customers; and the historical trend of actual rebate claims paid.

Impairment assessment of the product, marketing and distribution rights and other intangibles

As described in the Group Accounting Policies and Note 10 to the consolidated financial statements, the Group has product, marketing and distribution rights totalling $38,393 million and other intangibles totalling $497 million (hereafter the intangible assets) at 31 December 2022. Management performs an impairment trigger assessment for all intangible assets. Intangible assets under development and not available for use are tested annually for impairment and other intangible assets are tested when there is an indication of impairment loss or reversal. Where testing is required, the recoverable amount of the assets is estimated in order to determine the extent of impairment loss or reversal. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which it belongs. Group level budgets and forecasts include forecast capital investment and operational impacts related to sustainability projects, as well as inflationary impacts, and form the basis for the value in use models used for impairment testing. An asset’s recoverable amount is determined as the higher of an asset’s or CGU’s fair value less costs to sell or value in use, in both cases using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining period of expected economic benefit. The estimates used in calculating the recoverable amount are considered to be significant and are highly sensitive and depend on assumptions including the outcome of research and development activities, probability of technical and regulatory success, market volume, share and pricing (to derive peak year sales), the amount and timing of projected future cash flows, and sales erosion curves following patent expiry. In 2022, the Group recorded impairment charges of $236 million related to product, marketing and distribution rights (partially offset by a $77 million impairment reversal) and $82 million related to other intangibles.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the product, marketing and distribution rights and other intangibles is a critical audit matter are the significant judgements made by management when determining the recoverable amount of the Group’s individual assets or CGUs. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating assumptions in management’s cash flow projections related to the probability of technical and regulatory success, peak year sales and sales erosion curves following patent expiry. In addition, the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s intangible asset impairment assessment, controls over the identification of triggering events and the development of assumptions used to estimate the recoverable amounts of the Group’s CGUs. These procedures also included, among others, testing management’s process for identifying indicators for impairment and for determining the recoverable amount of the Group’s individual assets or CGUs. Testing management’s process involved a) evaluating the reasonableness of significant assumptions of i) probability of technical and regulatory success, with the assistance of professionals with specialised skill and knowledge and ii) amount and timing of projected future cash flows (in particular, the drivers of peak year sales and sales erosion curves following patent expiry); and b) reconciling the cash flows to the Board approved Group level budgets and forecasts. Evaluating management’s assumptions related to the probability of technical and regulatory success and the amount and timing of projected future cash flows involved evaluating whether the assumptions used were reasonable through (1) comparing significant assumptions to external data and benchmarks; and (2) performing a retrospective comparison of past forecasted revenues to actual past performance.

Recognition and measurement of legal provisions and disclosure of contingent liabilities

As described in the Group Accounting Policies, Note 21 and Note 30 to the consolidated financial statements, the Group is involved in various legal proceedings considered typical to its business, including actual or threatened litigation and actual or potential government investigations relating to employment matters, product liability, commercial disputes, pricing, sales and marketing practices, infringement of IP rights and the validity of certain patents and competition laws. Most of the claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain. As at 31 December 2022 the Group held legal provisions of $161 million and disclosed the more significant legal matters in Note 30. Provisions are recognised when either a legal or constructive obligation as a result of a past event exists as of the Consolidated Statement of Financial Position date, it is probable that an outflow of economic resources will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation (the timing or amount of the liability is uncertain). Provision is made where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. In other cases, appropriate disclosures are included. Management’s assessment as to whether or not to recognise provisions or assets, and of the amounts concerned, usually involves a series of complex judgements about future events and can rely heavily on estimates and assumptions. Determining the timing of recognition of when an adverse outcome is probable is considered a key judgement.

The principal considerations for our determination that performing procedures related to recognition and measurement of legal provisions and disclosure of contingent liabilities is a critical audit matter are the significant judgement by management when assessing whether an adverse outcome is probable and estimable, which in turn led to a high degree of auditor judgement and subjectivity in performing procedures and evaluating management’s assessment of the legal provisions and disclosures of contingent liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the liability of legal claims, including controls over determining the probability of a loss and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others, (i) obtaining and evaluating letters of audit inquiry with internal and external legal counsel for significant litigation; (ii) testing the completeness of management’s assessment of both the identification of legal claims and possible outcomes of each significant legal claim; (iii) evaluating the reasonableness of management’s assessment regarding whether an adverse outcome is probable and estimated reliably; (iv) inspecting certain external legal documents; and (v) evaluating the sufficiency of the Group’s legal provisions and contingent liabilities disclosures.

Recognition, measurement and disclosure of tax liabilities for uncertain tax treatments

As described in the Group Accounting Policies and Note 30 to the consolidated financial statements, the Group faces a number of audits and reviews in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. As at 31 December 2022 the total net tax liability recognised in respect of uncertain tax positions is $830 million and the potential for additional liabilities where the possibility of the additional liabilities falling due is more than remote is (a) $245 million related to transfer pricing matters including items under tax audit, (b) $209 million related to other tax liabilities where the Group estimates the potential for additional liabilities above the amount provided, and (c) $280 million related to other tax matters for which no tax liability has been recognised, as disclosed in Note 30. Tax liabilities recognised for uncertain tax treatments require management to make key judgements with respect to the outcome of current and potential future tax audits, and actual results could vary from these estimates. Accruals for tax contingencies are measured using either the most likely amount or the expected value amount depending on which method management expects to better predict the resolution of the uncertainty.

The principal considerations for our determination that performing procedures relating to recognition, measurement and disclosure of tax liabilities for uncertain tax treatments is a critical audit matter is the significant judgement made by management to estimate the tax liability, and the significant estimation uncertainty relative to the expectation of the resolution of tax audits or other disputes with tax authorities. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s key judgements with respect to the outcome, estimation and recognition of current and potential future tax audits. In addition, the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, recognition and measurement of accruals for tax liabilities. These procedures also included, among others, testing management’s process for determining tax liabilities and uncertain tax treatments for which no tax liability is recognised; i) evaluating the completeness of management’s assessment of the identification of tax liabilities and evaluating management’s process for estimating the possible outcomes of each tax liability; ii) obtaining the status and results of tax audits and discussions with the relevant tax authorities; iii) testing the completeness and accuracy of underlying data used in the estimate; iv) evaluating the reasonableness of significant assumptions related to the outcome of tax audits and assumptions relating to the most likely amount or expected value depending on the resolution of the uncertainty; and v) evaluating the sufficiency of the Group’s disclosures where no tax liability is recognised. Professionals with specialised skill and knowledge were used to assist in evaluating management’s assumptions relating to determining the key judgements with respect to the outcome of tax audits and assumptions relating to the most likely amount of expected value depending on the resolution of uncertainty involved evaluating whether the assumptions used were reasonable considering the technical merits of tax treatments and advice, if any, received from the Group’s external advisors.

Valuation of defined benefit obligations (in the UK and Sweden)

As described in the Group Accounting Policies and Note 22 to the consolidated financial statements, the Group and most of its subsidiaries offer retirement plans which cover the majority of its employees. Several of these plans are defined benefit, where benefits are based on employees’ length of service and linked to their salary. As at 31 December 2022 the Group had defined benefit obligations of $8,108 million mainly in the UK, US and Sweden. Qualified independent actuaries have updated the actuarial valuations under IAS 19 for the major defined benefit schemes operated by the Group to 31 December 2022. In respect of defined benefit plans, obligations are determined using the projected unit credit method and are discounted to present value by reference to market yields on high quality corporate bonds. Given the extent of the assumptions used to determine the value of scheme liabilities, these are considered to be significant estimates. The assumptions which had the most material impact on the results of the Group for the UK and Sweden were the discount rate, inflation, mortality rate (UK).

The principal considerations for our determination that performing procedures relating to the valuation of defined benefit obligations in the UK and Sweden is a critical audit matter are the significant judgement made by management in determining the discount rate, inflation and mortality rates (UK) assumptions. This in turn led to a high degree of auditor judgement and subjectivity in applying procedures relating to these assumptions. In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assumptions used and the accuracy of the obligations. These procedures also included, among others, (i) the involvement of professionals with specialised skill and knowledge to assist in developing an independent expectation of the defined benefit obligations for the UK and Sweden, (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate, and (iii) testing the completeness and accuracy of the underlying data used in the models. Developing the independent estimate involved independently deriving inflation, discount rate and mortality assumptions by evaluating the specifics of each plan and, where applicable, considering national information, and comparing the discount and inflation rates with developed ranges of recent external reporting of other companies.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

9 February 2023

We have served as the Group’s auditor since 2017.

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

4.2

Employment Agreement between AstraZeneca UK Limited and Aradhana Sarin, dated August 1, 2021 (incorporated into this Form 20-F by reference to Exhibit 4.2 of AstraZeneca PLC’s Form 20-F filed February 22, 2022 (File No. 001-11960).

4.3	Form of Deed of Indemnity for Directors (used for all Directors from November 10, 2022).

4.4

Agreement and Plan of Merger between AstraZeneca PLC, Delta Omega Sub Holdings Inc., Delta Omega Sub Holdings Inc. 1, Delta Omega Sub Holdings LLC 2, and Alexion Pharmaceuticals, Inc. (incorporated into this Form 20-F by reference to Exhibit 4.7 of AstraZeneca PLC’s Form 20-F filed February 16, 2021 (File No. 001-11960).

8.1	List of significant subsidiaries of AstraZeneca PLC.

12.1	Certification of Pascal Soriot filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Aradhana Sarin filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Pascal Soriot and Aradhana Sarin furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1	Annual Report and Form 20-F Information 2022.(2)

15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

15.3	Consent of IQVIA Inc.

15.4	Consent of Bureau Veritas UK Limited.

17.1	List of subsidiary guarantors and issuers of guaranteed securities.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema.

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.
(1)	Exhibits other than those listed above are omitted when in the opinion of the registrant they are either not applicable or not material. Other Exhibits previously filed have been omitted when in the opinion of the registrant such Exhibits are no longer material.
(2)	Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2022 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

London, England
February 21, 2023

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statement of Comprehensive Income

for the year ended 31 December

		2022	2021	2020
	Notes	$m	$m	$m
Product Sales	1	42,998	36,541	25,890
Collaboration Revenue	1	1,353	876	727
Total Revenue		44,351	37,417	26,617
Cost of sales		(12,391)	(12,437)	(5,299)
Gross profit		31,960	24,980	21,318
Distribution expense		(536)	(446)	(399)
Research and development expense	2	(9,762)	(9,736)	(5,991)
Selling, general and administrative expense	2	(18,419)	(15,234)	(11,294)
Other operating income and expense	2	514	1,492	1,528
Operating profit		3,757	1,056	5,162
Finance income	3	95	43	87
Finance expense	3	(1,346)	(1,300)	(1,306)
Share of after tax losses in associates and joint ventures	11	(5)	(64)	(27)
Profit /(loss) before tax		2,501	(265)	3,916
Taxation	4	792	380	(772)
Profit for the period		3,293	115	3,144

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	22	1,118	626	(168)
Net (losses)/gains on equity investments measured at fair value through other comprehensive income		(88)	(187)	938
Fair value movements related to own credit risk on bonds designated as fair value through profit and loss		2	–	(1)
Tax on items that will not be reclassified to profit or loss	4	(216)	105	(81)
		816	544	688
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	23	(1,446)	(483)	443
Foreign exchange arising on designated liabilities in net investment hedges	23	(282)	(321)	573
Fair value movements on cash flow hedges		(97)	(167)	180
Fair value movements on cash flow hedges transferred to profit and loss		73	208	(254)
Fair value movements on derivatives designated in net investment hedges	23	(8)	34	8
(Costs)/gains of hedging		(7)	(6)	9
Tax on items that may be reclassified subsequently to profit or loss	4	73	46	(39)
		(1,694)	(689)	920
Other comprehensive (loss)/income for the period, net of tax		(878)	(145)	1,608
Total comprehensive income/(loss) for the period		2,415	(30)	4,752
Profit attributable to:
Owners of the Parent		3,288	112	3,196
Non-controlling interests	26	5	3	(52)
Total comprehensive income/(loss) attributable to:
Owners of the Parent		2,413	(33)	4,804
Non-controlling interests	26	2	3	(52)

Basic earnings per $0.25 Ordinary Share	5	$2.12	$0.08	$2.44
Diluted earnings per $0.25 Ordinary Share	5	$2.11	$0.08	$2.44
Weighted average number of Ordinary Shares in issue (millions)	5	1,548	1,418	1,312
Diluted weighted average number of Ordinary Shares in issue (millions)	5	1,560	1,427	1,313

Dividends declared and paid in the period	25	4,485	3,882	3,668

All activities were in respect of continuing operations.

$m means millions of US dollars.

Consolidated Statement of Financial Position

at 31 December

		2022	2021	2020
	Notes	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	7	8,507	9,183	8,251
Right-of-use assets	8	942	988	666
Goodwill	9	19,820	19,997	11,845
Intangible assets	10	39,307	42,387	20,947
Investments in associates and joint ventures	11	76	69	39
Other investments	12	1,066	1,168	1,108
Derivative financial instruments	13	74	102	171
Other receivables	14	835	895	720
Deferred tax assets	4	3,263	4,330	3,438
		73,890	79,119	47,185
Current assets
Inventories	15	4,699	8,983	4,024
Trade and other receivables	16	10,521	9,644	7,022
Other investments	12	239	69	160
Derivative financial instruments	13	87	83	142
Intangible assets	10	–	105	–
Income tax receivable		731	663	364
Cash and cash equivalents	17	6,166	6,329	7,832
Assets held for sale	18	150	368	–
		22,593	26,244	19,544
Total assets		96,483	105,363	66,729
Liabilities
Current liabilities
Interest-bearing loans and borrowings	19	(5,314)	(1,660)	(2,194)
Lease liabilities	8	(228)	(233)	(192)
Trade and other payables	20	(19,040)	(18,938)	(15,785)
Derivative financial instruments	13	(93)	(79)	(33)
Provisions	21	(722)	(768)	(976)
Income tax payable		(896)	(916)	(1,127)
		(26,293)	(22,594)	(20,307)
Non-current liabilities
Interest-bearing loans and borrowings	19	(22,965)	(28,134)	(17,505)
Lease liabilities	8	(725)	(754)	(489)
Derivative financial instruments	13	(164)	(45)	(2)
Deferred tax liabilities	4	(2,944)	(6,206)	(2,918)
Retirement benefit obligations	22	(1,168)	(2,454)	(3,202)
Provisions	21	(896)	(956)	(584)
Other payables	20	(4,270)	(4,933)	(6,084)
		(33,132)	(43,482)	(30,784)
Total liabilities		(59,425)	(66,076)	(51,091)
Net assets		37,058	39,287	15,638
Equity
Capital and reserves attributable to equity holders of the Company
Share capital	24	387	387	328
Share premium account		35,155	35,126	7,971
Capital redemption reserve		153	153	153
Merger reserve		448	448	448
Other reserves	23	1,468	1,444	1,423
Retained earnings	23	(574)	1,710	5,299
		37,037	39,268	15,622
Non-controlling interests	26	21	19	16
Total equity		37,058	39,287	15,638

The Financial Statements from pages 138 to 203 were approved by the Board and were signed on its behalf by

Pascal Soriot	Aradhana Sarin
Director	Director
9 February 2023

Consolidated Statement of Changes in Equity

for the year ended 31 December

		Share	Capital				Total	Non-
	Share	premium	redemption	Merger	Other	Retained	attributable	controlling	Total
	capital	account	reserve	reserve	reserves	earnings	to owners	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2020	328	7,941	153	448	1,445	2,812	13,127	1,469	14,596
Profit for the period	–	–	–	–	–	3,196	3,196	(52)	3,144
Other comprehensive income[1]	–	–	–	–	–	1,608	1,608	–	1,608
Transfer to other reserves[2,3]	–	–	–	–	(22)	1,423	1,401	(1,401)	–
Transactions with owners
Dividends (Note 25)	–	–	–	–	–	(3,668)	(3,668)	–	(3,668)
Issue of Ordinary Shares	–	30	–	–	–	–	30	–	30
Share-based payments charge for the period (Note 29)	–	–	–	–	–	277	277	–	277
Settlement of share plan awards	–	–	–	–	–	(349)	(349)	–	(349)
Net movement	–	30	–	–	(22)	2,487	2,495	(1,453)	1,042
At 31 December 2020	328	7,971	153	448	1,423	5,299	15,622	16	15,638
Profit for the period	–	–	–	–	–	112	112	3	115
Other comprehensive loss[1]	–	–	–	–	–	(145)	(145)	–	(145)
Transfer to other reserves[2]	–	–	–	–	21	(21)	–	–	–
Transactions with owners
Dividends (Note 25)	–	–	–	–	–	(3,882)	(3,882)	–	(3,882)
Issue of Ordinary Shares	59	27,155	–	–	–	–	27,214	–	27,214
Share-based payments charge for the period (Note 29)	–	–	–	–	–	615	615	–	615
Settlement of share plan awards	–	–	–	–	–	(781)	(781)	–	(781)
Issue of replacement Alexion share awards upon acquisition (Note 27)[4]	–	–	–	–	–	513	513	–	513
Net movement	59	27,155	–	–	21	(3,589)	23,646	3	23,649
At 31 December 2021	387	35,126	153	448	1,444	1,710	39,268	19	39,287
Profit for the period	–	–	–	–	–	3,288	3,288	5	3,293
Other comprehensive loss[1]	–	–	–	–	–	(875)	(875)	(3)	(878)
Transfer to other reserves[2]	–	–	–	–	24	(24)	–	–	–
Transactions with owners
Dividends (Note 25)	–	–	–	–	–	(4,485)	(4,485)	–	(4,485)
Issue of Ordinary Shares	–	29	–	–	–	–	29	–	29
Share-based payments charge for the period (Note 29)	–	–	–	–	–	619	619	–	619
Settlement of share plan awards	–	–	–	–	–	(807)	(807)	–	(807)
Net movement	–	29	–	–	24	(2,284)	(2,231)	2	(2,229)
At 31 December 2022	387	35,155	153	448	1,468	(574)	37,037	21	37,058

1.	Included within Other comprehensive loss of $878m (2021: loss of $145m; 2020: income of $1,608m) is a charge of $7m (2021: charge of $6m; 2020: gain of $9m), relating to Costs of hedging.
2.	Amounts charged or credited to Other reserves relate to exchange adjustments arising on goodwill.
3.	The Non-controlling interests reserve relating to the minority shareholders of Acerta Pharma, totalling $1,401m, was reclassified into Retained earnings in 2020 (see Note 26).
4.	Replacement share awards were issued as part of the acquisition of Alexion in 2021 (see Note 27).

Consolidated Statement of Cash Flows

for the year ended 31 December

		2022	2021	2020
	Notes	$m	$m	$m
Cash flows from operating activities
Profit/(loss) before tax		2,501	(265)	3,916
Finance income and expense	3	1,251	1,257	1,219
Share of after tax losses of associates and joint ventures	11	5	64	27
Depreciation, amortisation and impairment		5,480	6,530	3,149
Increase in trade and other receivables		(1,349)	(961)	(739)
Decrease/(increase) in inventories		3,941	1,577	(621)
Increase in trade and other payables and provisions		1,165	1,405	1,721
Gains on disposal of intangible assets	2	(104)	(513)	(1,030)
Gains on disposal of investments in associates and joint ventures	2	–	(776)	–
Fair value movements on contingent consideration arising from business combinations	20	82	14	(272)
Non-cash and other movements	17	(692)	95	(276)
Cash generated from operations		12,280	8,427	7,094
Interest paid		(849)	(721)	(733)
Tax paid		(1,623)	(1,743)	(1,562)
Net cash inflow from operating activities		9,808	5,963	4,799
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	27	(48)	(9,263)	–
Payments upon vesting of employee share awards attributable to business combinations	27	(215)	(211)	–
Payment of contingent consideration from business combinations	20	(772)	(643)	(822)
Purchase of property, plant and equipment		(1,091)	(1,091)	(961)
Disposal of property, plant and equipment		282	13	106
Purchase of intangible assets		(1,480)	(1,109)	(1,645)
Disposal of intangible assets and assets held for sale		447	587	951
Movement in profit-participation liability	2	–	20	40
Purchase of non-current asset investments		(45)	(184)	(119)
Disposal of non-current asset investments		42	9	1,381
Movement in short-term investments, fixed deposits and other investing instruments		(114)	96	745
Payments to associates and joint ventures	11	(26)	(92)	(8)
Disposal of investments in associates and joint ventures		–	776	–
Interest received		60	34	47
Net cash outflow from investing activities		(2,960)	(11,058)	(285)
Net cash inflow/(outflow) before financing activities		6,848	(5,095)	4,514
Cash flows from financing activities
Proceeds from issue of share capital		29	29	30
Issue of loans and borrowings		–	12,929	2,968
Repayment of loans and borrowings		(1,271)	(4,759)	(1,609)
Dividends paid		(4,364)	(3,856)	(3,572)
Hedge contracts relating to dividend payments		(127)	(29)	(101)
Repayment of obligations under leases		(244)	(240)	(207)
Movement in short-term borrowings		74	(276)	288
Payments to acquire non-controlling interests		–	(149)	–
Payment of Acerta Pharma share purchase liability		(920)	–	–
Net cash (outflow)/inflow from financing activities		(6,823)	3,649	(2,203)
Net increase/(decrease) in Cash and cash equivalents in the period		25	(1,446)	2,311
Cash and cash equivalents at the beginning of the period		6,038	7,546	5,223
Exchange rate effects		(80)	(62)	12
Cash and cash equivalents at the end of the period	17	5,983	6,038	7,546

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

In preparing their individual financial statements, the accounting policies of some overseas subsidiaries do not conform with IASB-issued IFRSs. Therefore, where appropriate, adjustments are made in order to present the Consolidated Financial Statements on a consistent basis.

Basis for preparation of Financial Statements on a going concern basis

The Group has considerable financial resources available. As at 31 December 2022, the Group has $11.1bn in financial resources (Cash and cash equivalent balances of $6.2bn and undrawn committed bank facilities of $4.9bn available until April 2026 with only $5.5bn of borrowings due within one year). All facilities contain no financial covenants and were undrawn at 31 December 2022. On 2 February 2023, the Group entered into an additional $2.0bn of two-year committed bank facilities.

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

The accounting policy descriptions set out the areas where judgements and estimates need exercising, the most significant of which include the following Key Judgements and Significant Estimates:

>	revenue recognition – see Revenue Accounting Policy on page 142 and Note 1 on page 149
>	expensing of internal development expenses – see Research and Development Policy on page 144
>	impairment reviews of Intangible assets – see Note 10 on page 161
>	useful economic life of Intangible assets – see Research and Development Policy on page 144
>	business combinations and Goodwill – see Business Combinations and Goodwill Policy on page 146 and Note 27 on page 182
>	litigation liabilities – see Litigation and Environmental Liabilities within Note 30 on page 192
>	operating segments – see Note 6 on page 157
>	employee benefits – see Note 22 on page 173
>	taxation – see Note 30 on page 192.

AstraZeneca has assessed the impact of the uncertainty presented by the COVID-19 pandemic and the Russia-Ukraine conflict on the Financial Statements, specifically considering the impact on key judgements and significant estimates along with several other areas of increased risk. No material accounting impacts relating to COVID-19 or the Russia-Ukraine conflict were recognised in the year.

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

Key Judgements are those judgements made in applying the Group’s accounting policies that have a material effect on the amounts of assets and liabilities recognised in the financial statements.

A Significant Estimate has a significant risk of material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Financial risk management policies are detailed in Note 28 to the Financial Statements from page 184.

AstraZeneca’s management considers the following to be the most significant accounting policies in the context of the Group’s operations.

Revenue

Revenue comprises Product Sales and Collaboration Revenue.

Revenue excludes inter-company revenues and value-added taxes.

Product Sales

Product Sales represent net invoice value less estimated rebates, returns and chargebacks, which are considered to be variable consideration and include significant estimates. Sales are recognised when the control of the goods has been transferred to a third party. This is usually when title passes to the customer, either on shipment or on receipt of goods by the customer, depending on local trading terms. In markets where returns are significant, estimates of the quantity and value of goods which may ultimately be returned are accounted for at the point revenue is recognised. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur.

Rebates are amounts payable or credited to a customer, usually based on the quantity or value of Product Sales to the customer for specific products in a certain period. Product sales rebates, which relate to Product Sales that occur over a period of time, are normally issued retrospectively.

At the time Product Sales are invoiced, rebates and deductions that the Group expects to pay are estimated based upon assumptions developed using contractual terms, historical experience and market related information. The rebates and deductions are recognised as variable consideration and recorded as a reduction to revenue with an accrual recorded. These rebates typically arise from sales contracts with government payers, third-party managed care organisations, hospitals, long-term care facilities, group purchasing organisations and various state programmes.

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

Contracts relating to the supply of certain Vaccines & Immune Therapies medicines relating to the COVID-19 pandemic include conditions whereby payments are receivable from customers in advance of the delivery of product. Such amounts are held on the balance sheet as contract liabilities until the related revenue is recognised, generally upon product delivery. Certain of these contracts contain further provisions that restrict the use of inventory manufactured in specified supply chains to specified customers, resulting in an enforceable right to payment as the activities are performed. Under IFRS 15, such contracts require revenue to be recognised over time using an appropriate and reasonably measurable method to measure progress. Revenue is recognised on these contracts based on the proportion of product delivered compared to the total contracted volumes.

Certain arrangements include bill-and-hold arrangements under which the Group invoices a customer for a product but retains physical possession of the product until it is transferred to the customer at a point in time in the future. For these types of arrangements, an assessment is made to determine when the performance obligation has been satisfied, which is when control of the product is transferred to the customer. If the customer has obtained control of the product even though that product remains in the Group's physical possession, the performance obligation to transfer a product has been satisfied and Product Sales are recognised. Control is considered to have transferred when the product is segregated as belonging to the customer, is readily available to be delivered to the customer and AstraZeneca is unable to sell the product to another customer.

Collaboration Revenue

Collaboration Revenue includes income from collaborative arrangements where either the Group has out-licensed (sold) or has in-licenced (acquired) certain rights associated with products, where either AstraZeneca (out-licences) or the collaborator (in-licences) retains a significant ongoing economic interest in the product. Significant interest can include ongoing supply of finished goods, profit sharing arrangements or being principal in the sales of medicines. These collaborations may include development, manufacturing and/or commercialisation arrangements with the collaborator. Income from out-licences may take the form of upfront fees, milestones and royalties and income from in-licences may comprise the sharing of profit arising from sales made as principal by the collaborator.

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

Other performance obligations in the contract might include the supply of product. These arrangements typically involve the receipt of an upfront payment, which the contract attributes to the license of the intangible assets, and ongoing receipts for supply, which the contract attributes to the sale of the product we manufacture. In cases where the transaction has two or more components, we account for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of account and record revenue on delivery of that component. Where practicable, consideration is allocated to performance obligations on the basis of the standalone selling price of each performance obligation. However, where there is a licence of intellectual property, it is not always possible to establish a reliable estimate of the standalone selling price of the licence as they are unique. Therefore, in these rare situations, the residual approach is used to determine the consideration attributable to the licence.

Where fixed amounts are payable over one year from the effective date of a contract, an assessment is made as to whether a significant financing component exists, and if so, the fair value of this component is deferred and recognised as financing income over the period to the expected date of receipt.

Where control of a right to use licence for an intangible asset passes at the outset of an arrangement, revenue is recognised at the point in time control is transferred. Where the substance of a licence arrangement is that of a right to access rights attributable to an intangible asset, revenue is recognised over time, normally on a straight-line basis over the life of the contract.

Where the Group provides ongoing development services, revenue in respect of this element is recognised over the duration of those services. Where the arrangement meets the definition of a licence agreement, sales milestones and sales royalties are recognised when achieved by applying the royalty exemption under IFRS 15. All other milestones and sales royalties are recognised when considered it is highly probable there will not be a significant reversal of cumulative income. The determination requires estimates to be made in relation to future Product Sales.

Where Collaboration Revenue is recorded and there is a related Intangible asset that is licensed as part of the arrangement, an appropriate amount of that Intangible asset is charged to Cost of sales based on an allocation of cost or value to the rights that have been licenced.

The Group periodically enters into transactions where it acquires part of the rights to a product intangible (either on-market or in-process R&D), but for commercial reasons does not act as principal in selling the product to the customer and therefore does not recognise income from the product in the form of Product Sales. This may occur where, for example, a collaboration partner retains the right to commercialise in a specific territory, and has sufficient local control over that commercialisation to book product sale revenue, while the Group instead receives a proportion of the value generated by those product sales, either in the form of a royalty or a profit share (alliance revenue).

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

Internal development expenditure is capitalised only if it meets the recognition criteria of IAS 38 ‘Intangible Assets’. This is considered a key judgement. Where regulatory and other uncertainties are such that the criteria are not met, the expenditure is charged to profit and loss and this is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where, however, recognition criteria are met, Intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch. At 31 December 2022, no amounts have met the recognition criteria.

Payments to in-license products and compounds from third parties for new research and development projects (in process research and development) generally take the form of upfront payments, milestones and royalty payments. Where payments made to third parties represent consideration for future research and development activities, an evaluation is made as to the nature of the payments. Such payments are expensed if they represent compensation for sub-contracted research and development services not resulting in a transfer of intellectual property. By contrast, payments are capitalised if they represent compensation for the transfer of identifiable intellectual property developed at the risk of the third party. Such payments may be made once development or regulatory milestones are met and may also be made on the basis of sales volumes once a product is launched. Development and regulatory milestone payments are capitalised as the milestone is triggered. Sales-related payments are accrued and capitalised with reference to the latest Group sales forecasts for approved indications. Assets capitalised are amortised, on a straight-line basis, over their useful economic lives from product launch.

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

Intangible assets

Intangible assets are stated at cost less amortisation and impairments. Intangible assets relating to products in development are subject to impairment testing annually. All Intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. The determination of the recoverable amounts include key estimates which are highly sensitive to, and depend upon, key assumptions as detailed in Note 10 to the Financial Statements from page 161

Impairment reviews have been carried out on all Intangible assets that are in development (and not being amortised), all major intangible assets acquired during the year and all other intangible assets that have had indications of impairment during the year. Recoverable amount is determined as the higher of value in use or fair value less costs to sell using a discounted cash flow calculation, with the products’ expected cash flows risk-adjusted over their estimated remaining useful economic life. Sales forecasts and specific allocated costs (which have both been subject to appropriate senior management review and approval) are risk-adjusted and discounted using appropriate rates based on our post-tax weighted average cost of capital or for fair value less costs to sell, a required rate of return for a market participant. Our weighted average cost of capital reflects factors such as our capital structure and our costs of debt and equity.

Any impairment losses are recognised immediately in Operating profit. Intangible assets relating to products which fail during development (or for which development ceases for other reasons) are also tested for impairment and are written down to their recoverable amount (which is usually nil).

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

Employee benefits

The Group accounts for pensions and other employee benefits (principally healthcare) under IAS 19 ‘Employee Benefits’. In respect of defined benefit plans, obligations are determined using the projected unit credit method and are discounted to present value by reference to market yields on high-quality corporate bonds, while plan assets are measured at fair value. Given the extent of the assumptions used to determine the value of scheme assets and scheme liabilities, these are considered to be significant estimates. The operating and financing costs of such plans are recognised separately in profit; current service costs are spread systematically over the lives of employees and financing costs are recognised in full in the periods in which they arise. Remeasurements of the net defined benefit pension liability, including actuarial gains and losses, are recognised immediately in Other comprehensive income.

Where the calculation results in a surplus to the Group, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan subject to consideration of the effect any minimum funding requirement for future service has on the benefit available as a reduction in future contributions.

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

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognised to the extent that there are future taxable temporary differences or it is probable that future taxable profit will be available against which the asset can be utilised. This requires judgements to be made in respect of the availability of future taxable income.

No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries and branches where the Group is able to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The Group's Deferred tax assets and liabilities are calculated using tax rates that are expected to apply in the period when the liability is settled or the asset realised based on tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset in the Consolidated Statement of Financial Position if, and only if, the taxable entity has a legally enforceable right to set off current tax assets and liabilities, and the Deferred tax assets and liabilities relate to taxes levied by the same taxation authority on the same taxable entity.

Liabilities for uncertain tax positions require management to make judgements of potential exposures in relation to tax audit issues. Tax benefits are not recognised unless the tax positions will probably be accepted by the tax authorities. This is based upon management's interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable result.

Liabilities for uncertain tax positions are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty.

Further details of the estimates and assumptions made in determining our recorded liability for transfer pricing contingencies and other tax contingencies are included in Note 30 to the Financial Statements from page 192.

Share-based payments

All plans have been classified as equity settled after assessment. The grant date fair value of the market-based performance elements of employee share plan awards is calculated using a modified Monte Carlo model, with other elements at market price. In accordance with IFRS 2 ‘Share-based Payment’, the resulting cost is recognised in profit on a straight-line basis over the vesting period of the awards. The value of the charge is adjusted to reflect expected and actual levels of awards vesting, except where the failure to vest is as a result of not meeting a market condition. Cancellations of equity instruments are treated as an acceleration of the vesting period and any outstanding charge is recognised in profit immediately.

Cash outflows relating to the vesting of share plans for our employees are recognised within operating activities, as they relate to employee remuneration. The cash flows relating to replacement awards issued to employees as part of the Alexion acquisition (see Note 27 from page 182) are classified within investing activities, as they are part of the aggregate cash flows arising from obtaining control of the subsidiary.

Property, plant and equipment

The Group’s policy is to depreciate the difference between the cost of each item of Property, plant and equipment and its residual value over its estimated useful life on a straight-line basis. Assets under construction are not depreciated until the asset is available for use, at which point the asset is transferred into either Land and buildings or Plant and equipment, and depreciated over its estimated useful economic life.

Reviews are made annually of the estimated remaining lives and residual values of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. It is impractical to calculate average asset lives exactly. However, the useful economic lives range from approximately 10 to 50 years for buildings, and three to 15 years for plant and equipment. All items of Property, plant and equipment are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognised immediately in Operating profit.

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

On the acquisition of a business, fair values are attributed to the identifiable assets and liabilities. Attributing fair values is a key judgement; refer to Note 27 to the Financial Statements on page 182 for additional details of the 2021 acquisition. Contingent liabilities are also recorded at fair value unless the fair value cannot be measured reliably, in which case the value is subsumed into goodwill. Where fair values of acquired contingent liabilities cannot be measured reliably, the assumed contingent liability is not recognised but is disclosed in the same manner as other contingent liabilities. Where the Group fully acquires, through a business combination, assets that were previously held in joint operations, the Group has elected not to uplift the book value of the existing interest in the asset held in the joint operation to fair value at the date full control is taken.

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

The timing and amount of future contingent elements of consideration is an estimate. Contingent consideration, which may include development and launch milestones, revenue threshold milestones and revenue-based royalties, is fair valued at the date of acquisition using decision-tree analysis with key inputs including probability of success, consideration of potential delays and revenue projections based on the Group’s internal forecasts. Unsettled amounts of consideration are held at fair value within payables with changes in fair value recognised immediately in profit.

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

Assets held for sale

Non-current assets are classified as Assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. A sale is considered highly probable only when the appropriate level of management has committed to the sale.

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

Derivatives

Derivatives are initially measured at fair value (with direct transaction costs being included in profit as an expense) and are subsequently remeasured to fair value at each reporting date. Changes in carrying value of derivatives not designated in hedging relationships are recognised in profit or loss.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral, for the benefit of the other, equivalent to the market valuation of all of the derivative positions above a predetermined threshold. Cash collateral received from counterparties is included within current Interest-bearing loans and borrowings within the Consolidated Statement of Financial Position. Cash collateral pledged to counterparties is recognised as a financial asset and is included in current Other investments within the Consolidated Statement of Financial Position. In prior years, cash collateral pledged to counterparties was included in Cash and cash equivalents. Cash collateral received is included in Movement in short-term borrowings within financing activities in the Consolidated Cash Flow Statement.

Cash collateral paid is included in Movements in short-term investments within investing activities in the Consolidated Cash Flow Statement. The cash flow presentation of cash paid and received follows the Consolidated Statement of Financial Position presentation of the financial asset and financial liability that is recognised from posting the collateral.

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

If certain criteria are met, non-US dollar-denominated loans or derivatives are designated as net investment hedges of foreign operations. Exchange differences arising on retranslation of net investments, and of foreign currency loans which are designated in an effective net investment hedge relationship, are recognised in Other comprehensive income in the Consolidated Financial Statements. Foreign exchange derivatives hedging net investments in foreign operations are carried at fair value. Effective fair value movements are recognised in Other comprehensive income, with any ineffectiveness taken to profit. Gains and losses accumulated in the translation reserve will be recycled to profit and loss when the foreign operation is sold.

Provisions

Provisions are recognised when either a legal or constructive obligation as a result of a past event exists at the Consolidated Statement of Financial Position date, it is probable that an outflow of economic resources will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation (the timing or amount of the liability is uncertain).

Litigation and environmental liabilities

AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Group. Provision is made where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. In other cases, appropriate disclosures are included. Determining the timing of recognition of when an adverse outcome is probable is considered a key judgement, refer to Note 30 to the Financial Statements on page 192.

Where it is considered that the Group is more likely than not to prevail, or in the extremely rare circumstances where the amount of the legal liability cannot be estimated reliably, legal costs involved in defending the claim are charged to the Consolidated Statement of Comprehensive Income as they are incurred.

Where it is considered that the Group has a valid contract which provides the right to reimbursement (from insurance or otherwise) of legal costs and/or all or part of any loss incurred or for which a provision has been established, the best estimate of the amount expected to be received is recognised as an asset only when it is virtually certain.

AstraZeneca is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when there is a present obligation and where it is probable that expenditure on remedial work will be required and a reliable estimate can be made of the cost. Provisions are discounted at the relevant pre-tax discount rate where the effect is material.

Restructuring

Restructuring costs are incurred in programmes that are planned and controlled by the Group which materially change either the scope of a business undertaken by the Group, or the manner in which that business is conducted.

A provision for restructuring costs is recognised when a detailed formal plan is in place and has either been announced to those affected or has started to be implemented. The general recognition criteria for provisions must also be met, as described in the Provisions policy.

Impairment

The carrying values of non-financial assets, other than Inventories and Deferred tax assets, are reviewed at least annually to determine whether there is any indication of impairment. For Goodwill, Intangible assets under development and for any other assets where such indication exists, the asset’s recoverable amount is estimated based on the greater of its value in use and its fair value less cost to sell. In assessing the recoverable amount, the estimated future cash flows, adjusted for the risks associated with the probability of success specific to each asset, as well as inflationary impacts, are discounted to their present value using a nominal discount rate that reflects current market assessments of the time value of money, the general risks affecting the pharmaceutical industry and other risks specific to each asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets. Impairment losses are recognised immediately in the Consolidated Statement of Comprehensive Income.

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

Applicable accounting standards and interpretations issued but not yet adopted

At the date of authorisation of these financial statements, certain new accounting standards and amendments were in issue relating to the following standards and interpretations but not yet adopted by the Group:

>	amendments to IAS 12 ‘Income Taxes’, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, IAS 1 ‘Presentation of Financial Statements’ and IFRS Practice Statement 2 ‘Making Materiality Judgements’, effective for periods beginning on or after 1 January 2023 – endorsed by the UK Endorsement Board (UKEB) on 30 November 2022,
>	new accounting standard IFRS 17 ‘Insurance Contracts’, effective for periods beginning on or after 1 January 2023 – endorsed by the UKEB on 16 May 2022, and
>	amendments to IAS 1 ‘Presentation of Financial Statements’ and IFRS 16 ‘Leases’, effective for periods beginning on or after 1 January 2024 – not endorsed by the UKEB.

These new standards, amendments and interpretations are not expected to have a significant impact on the Group’s net results.

Notes to the Group Financial Statements

1 Revenue

Product Sales

					2022					2021					2020
	Emerging			Rest of		Emerging			Rest of		Emerging			Rest of
	Markets	US	Europe	World	Total	Markets	US	Europe	World	Total	Markets	US	Europe	World	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Oncology:
Tagrisso	1,567	2,007	1,023	847	5,444	1,336	1,780	986	913	5,015	1,208	1,566	748	806	4,328
Imfinzi	287	1,552	544	401	2,784	277	1,245	485	405	2,412	158	1,185	370	329	2,042
Lynparza	488	1,226	655	269	2,638	384	1,087	618	259	2,348	264	876	435	201	1,776
Calquence	45	1,657	286	69	2,057	20	1,089	111	18	1,238	6	511	2	3	522
Enhertu	51	–	21	7	79	12	–	4	1	17	–	–	–	–	–
Orpathys	33	–	–	–	33	16	–	–	–	16	–	–	–	–	–
Zoladex	657	15	133	122	927	619	13	147	169	948	561	5	140	182	888
Faslodex	159	17	55	103	334	167	30	113	121	431	180	55	221	124	580
Iressa	94	9	2	9	114	151	11	5	16	183	221	14	12	21	268
Arimidex	76	–	–	23	99	106	–	4	29	139	147	–	3	35	185
Casodex	53	–	1	24	78	105	–	3	35	143	133	–	3	36	172
Others	27	1	6	10	44	29	–	5	16	50	28	–	4	19	51
	3,537	6,484	2,726	1,884	14,631	3,222	5,255	2,481	1,982	12,940	2,906	4,212	1,938	1,756	10,812
Cardiovascular, Renal & Metabolism:
Farxiga	1,665	1,071	1,297	348	4,381	1,195	732	810	263	3,000	686	569	507	197	1,959
Brilinta	286	744	282	46	1,358	328	735	346	63	1,472	461	732	342	58	1,593
Lokelma	20	170	30	69	289	3	115	13	44	175	5	57	4	10	76
Roxadustat	197	–	–	–	197	174	–	–	–	174	–	–	–	–	–
Andexxa	–	77	41	32	150	–	50	18	–	68	–	–	–	–	–
Crestor	794	65	41	148	1,048	775	80	52	189	1,096	748	92	129	211	1,180
Seloken/Toprol-XL	839	–	14	9	862	928	1	11	11	951	782	13	16	10	821
Bydureon	3	242	35	–	280	3	321	55	6	385	4	382	53	9	448
Onglyza	121	76	38	22	257	179	88	61	32	360	201	166	58	45	470
Others	194	34	128	10	366	195	52	146	14	407	316	72	119	42	549
	4,119	2,479	1,906	684	9,188	3,780	2,174	1,512	622	8,088	3,203	2,083	1,228	582	7,096
Respiratory & Immunology:
Symbicort	608	973	582	375	2,538	609	1,065	670	384	2,728	567	1,022	694	438	2,721
Fasenra	43	906	305	142	1,396	20	790	286	162	1,258	12	603	203	131	949
Breztri	92	239	33	34	398	55	115	7	26	203	14	5	–	9	28
Saphnelo	–	111	2	3	116	–	8	–	–	8	–	–	–	–	–
Tezspire	–	–	2	2	4	–	–	–	–	–	–	–	–	–	–
Pulmicort	462	65	69	49	645	770	72	73	47	962	798	71	73	54	996
Daliresp/Daxas	3	176	9	1	189	4	207	15	1	227	4	190	22	1	217
Bevespi	5	42	10	1	58	4	39	11	–	54	1	44	3	–	48
Others	230	143	42	6	421	287	108	185	14	594	203	6	176	13	398
	1,443	2,655	1,054	613	5,765	1,749	2,404	1,247	634	6,034	1,599	1,941	1,171	646	5,357
Vaccines & Immune Therapies:
Vaxzevria	729	79	365	625	1,798	2,240	64	1,035	578	3,917	–	–	2	–	2
Evusheld	413	1,067	298	407	2,185	19	–	66	–	85	–	–	–	–	–
Synagis	173	1	213	191	578	35	23	203	149	410	–	47	325	–	372
FluMist	1	21	151	2	175	2	27	222	2	253	1	70	219	5	295
	1,316	1,168	1,027	1,225	4,736	2,296	114	1,526	729	4,665	1	117	546	5	669
Rare Disease:
Soliris	301	2,180	805	476	3,762	170	1,068	439	197	1,874	–	–	–	–	–
Ultomiris	38	1,136	481	310	1,965	9	381	169	129	688	–	–	–	–	–
Strensiq	35	769	78	76	958	10	297	36	35	378	–	–	–	–	–
Koselugo	26	162	20	–	208	1	104	3	–	108	–	38	–	–	38
Kanuma	31	77	44	8	160	7	32	20	3	62	–	–	–	–	–
	431	4,324	1,428	870	7,053	197	1,882	667	364	3,110	–	38	–	–	38
Other:
Nexium	568	120	46	551	1,285	705	128	62	431	1,326	757	169	71	495	1,492
Others	220	24	77	19	340	212	43	109	14	378	213	78	105	30	426
	788	144	123	570	1,625	917	171	171	445	1,704	970	247	176	525	1,918
Product Sales	11,634	17,254	8,264	5,846	42,998	12,161	12,000	7,604	4,776	36,541	8,679	8,638	5,059	3,514	25,890

Rebates and chargebacks in the US

The major market where estimates are seen as significant is the US. When invoicing Product Sales in the US, we estimate the rebates and chargebacks we expect to pay and we consider there to be a significant estimate associated with the rebates for Managed Care, Medicaid and Medicare Part D.

The total adjustment in respect of prior year net US Product Sales revenue in 2022 was 1.3% (2021: 1.5%; 2020: 3.5%); this represents the difference between our prior year estimates for rebates and chargebacks against actual amounts paid for the US business. The most significant of these relate to the Medicaid and state programmes with an adjustment in respect of prior year net US Product Sales revenue in 2022 of 0.5% (2021: 0.4%; 2020: 1.1%) and Managed Care and Medicare of 0.8% (2021: 0.7%; 2020: 1.5%).

The adjustment in respect of the prior year net US Product Sales revenue, excluding the Rare Disease therapy area in 2022, was 1.6% (2021: 1.8%), with Medicaid and state programmes of 0.6% (2021: 0.5%) and Managed Care and Medicare of 1.1% (2021: 0.8%).

These values demonstrate the level of sensitivity; further meaningful sensitivity is not able to be provided due to the large volume of variables that contribute to the overall rebates, chargebacks, returns and other revenue accruals.

Collaboration Revenue

	2022	2021	2020
	$m	$m	$m
Enhertu: alliance revenue[1]	519	193	94
Tezspire: alliance revenue[1]	79	–	–
Roxadustat: alliance revenue[1]	5	6	30
Lynparza/Koselugo (MSD) – regulatory milestones	355	–	160
Lynparza/Koselugo (MSD) – sales-related milestones	–	400	300
Tralokinumab: sales milestone	110	–	–
Vaxzevria: royalties	76	64	–
Other royalty income	72	74	62
Nexium: sale of rights	62	75	–
Other Collaboration Revenue	75	64	81
	1,353	876	727

[1]

Alliance revenue (previously referred to as share of gross profits) comprises income arising from collaborative arrangements, where AstraZeneca is entitled to a share of gross profits but does not lead on the commercialisation in the territory and so does not recognise Product Sales. Alliance revenue is included within Collaboration Revenue.

Collaboration Revenue includes some income that does not arise from the satisfaction of performance obligations, in particular profit share entitlements arising from product sales made by collaborators who have licenced intellectual property to AstraZeneca. $607m of Collaboration Revenue in 2022 (2021: $200m; 2020: $128m) relates to such income. Substantially all other Collaboration Revenue relates to performance obligations satisfied in prior periods.

2 Operating profit

Operating profit includes the following significant items:

Cost of sales

In 2022, Cost of sales includes a charge of $3,484m (2021: charge of $2,198m) in relation to the release, in line with sales, of fair value uplift to inventory that was recognised under IFRS 3 ‘Business Combinations’ upon the acquisition of Alexion (see Note 27).

During the year no government grants were recognised within Cost of sales (2021: $290m; 2020: $nil). The grants recognised in 2021 related to funding of manufactured Vaxzevria product for the US government, which expired prior to being accepted by the FDA.

Selling, general and administrative expense

In 2022, Selling, general and administrative expense includes a charge of $182m (2021: charge of $42m; 2020: credit of $51m) resulting from changes in the fair value of contingent consideration arising from the acquisition of the diabetes alliance from BMS. These adjustments reflect revised estimates for future sales performance for the products acquired and, as a result, revised estimates for future royalties payable.

In 2022, Selling, general and administrative costs includes a credit of $49m (2021: charge of $5m; 2020: credit of $143m) resulting from changes in the fair value of contingent consideration arising from the acquisition of Almirall's respiratory business. These adjustments reflect revised estimates for future sales performance for the products acquired and, as a result, revised estimates for future milestones payable.

In 2022, Selling, general and administrative expense also includes a charge of $789m (2021: charge of $48m; 2020: credit of $9m) relating to a number of legal proceedings including settlements in various jurisdictions in relation to several marketed products (see Note 30).

Research and development expense: Government grants

During the year $113m (2021: $531m; 2020: $222m) of government grants were recognised within Research and development expense. The grants recognised relate to funding for research and development and related expenses for Evusheld of $112m (2021: $222m; 2020: $61m) and Vaxzevria of $1m (2021: $309m; 2020: $161m).

Other operating income and expense

	2022	2021	2020
	$m	$m	$m
Royalty income	59	62	147
Gains on disposal of intangible assets	104	513	1,030
Gains on disposal of investments in associates and joint ventures	–	776	–
Net gains/(losses) on disposal of other non-current assets	112	(4)	25
Impairment of property, plant and equipment	–	–	(12)
Other income[1]	439	453	406
Other expense	(200)	(308)	(68)
Other operating income and expense	514	1,492	1,528

1	Other income in 2022 includes $138m of payments from Allergan in respect of the development of brazikumab (2021: $99m; 2020: $107m).

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

Net gains/(losses) on disposal of other non-current assets in 2022 includes a $125m gain in respect of the Waltham R&D site sale and leaseback in MA, US (see Note 8).

Gains on disposal of investments in associates and joint ventures in 2021 relates to the disposal of the 26.7% ownership in Viela Bio, as part of the acquisition of Viela by Horizon Therapeutics plc. AstraZeneca received cash proceeds and profit of $776m upon closing, with the profit recorded as Other operating income.

As part of the total consideration received in respect of the agreement to sell US rights to Synagis in 2019, $210m in total has been received related to the rights to participate in the future cash flows from the US profits or losses for nirsevimab. The full amount has been recognised as a financial liability as the Group has not fully transferred the risks and rewards of the underlying cash flows arising from nirsevimab to Sobi. This liability is presented in Other payables within Non-current liabilities. The associated cash flow is presented within investing activities as the Group has received the cash in exchange for agreeing to transfer future cash flows relating to an intangible asset. In 2021, as a result of the Probability of Technical/Regulatory Success unwind, an increase of $114m to the Profit Participation Liability was recorded in Other operating expense.

Restructuring costs

In conjunction with the acquisition of Alexion in 2021, the enlarged Group initiated a comprehensive Post Alexion Acquisition Group Review, aimed at integrating systems, structure and processes, optimising the global footprint and prioritising resource allocations and investments. These activities are expected to be substantially complete by the end of 2025, with a number of planned activities having commenced in late 2021 and during 2022. The Group has also continued to progress other legacy restructuring programmes.

During 2022, the Group has incurred $717m of restructuring costs, of which $675m resulted from activities that are part of the Post Alexion Acquisition Group Review, bringing the cumulative charges under this programme to $1,705m. Costs in 2022 included $266m within Cost of sales due to the rationalisation of our manufacturing capacity and footprint across certain production sites, $152m within Selling, general and administrative expenses in relation to the transfer of Alexion's distribution contracts with third parties to AstraZeneca Group companies, and $83m in Selling, general and administrative expenses related to rationalisation of commercial teams in China.

Total restructuring costs in 2022 include impairment reversal of Property, plant and equipment of $4m (2021: charge of $343m; 2020: charge of $7m) and impairment reversal of Intangible assets (software development costs) of $17m (2021: charge of $16m; 2020: $nil).

The tables below show the costs that have been charged in respect of restructuring programmes by cost category and type. Severance provisions are detailed in Note 21.

	2022	2021	2020
	$m	$m	$m
Cost of sales	266	722	53
Distribution expense	2	–	–
Research and development expense	111	223	35
Selling, general and administrative expense	405	338	162
Other operating income and expense	(67)	–	1
Total charge	717	1,283	251

	2022	2021	2020
	$m	$m	$m
Severance costs	187	217	26
Accelerated depreciation and impairment charges	135	371	17
Other[1]	395	695	208
Total charge	717	1,283	251

1	Other costs are those incurred in designing and implementing the Group’s various restructuring initiatives, including costs of integrating systems, structure and processes as part of our Post Alexion Acquisition Group Review, costs relating to the Alexion acquisition, internal project costs and external consultancy fees.

Financial instruments

Included within Operating profit are the following net gains and losses on financial instruments:

	2022	2021	2020
	$m	$m	$m
Gains/(losses) on forward foreign exchange contracts	150	(21)	(86)
(Losses)/gains on receivables and payables	(203)	(42)	89
Total	(53)	(63)	3

Impairment charges

Details of impairment charges for 2022, 2021 and 2020 are included in Notes 7, 8 and 10.

3 Finance income and expense

	2022	2021	2020
	$m	$m	$m
Finance income
Returns on deposits and equity securities	78	12	41
Fair value gains on debt and interest rate swaps	14	–	4
Discount unwind on other long-term assets	–	–	6
Interest income on income tax balances	3	31	36
Total	95	43	87
Finance expense
Interest on debt, leases and other financing costs	(889)	(774)	(736)
Net interest on post-employment defined benefit plan net liabilities (Note 22)	(29)	(26)	(37)
Net exchange losses	(16)	(20)	(34)
Discount unwind on contingent consideration arising from business combinations (Note 20)	(168)	(226)	(278)
Discount unwind on other long-term liabilities[1]	(216)	(248)	(219)
Fair value losses on debt and interest rate swaps	–	(4)	–
Interest expense on income tax balances	(28)	(2)	(2)
Total	(1,346)	(1,300)	(1,306)
Net finance expense	(1,251)	(1,257)	(1,219)

1	Included within Discount unwind on other long-term liabilities is $108m relating to the Acerta Pharma share purchase liability (2021: $161m; 2020: $151m), see Note 20 for further details.

There was no interest capitalised during the year.

Financial instruments

Included within finance income and expense are the following net gains and losses on financial instruments:

	2022	2021	2020
	$m	$m	$m
Interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives	(9)	(5)	(8)
Interest and changes in carrying values of debt designated as hedged items in fair value hedges, net of derivatives	–	(9)	(6)
Interest and fair value changes on fixed and short-term deposits, equity securities, other derivatives and tax balances	54	16	42
Interest on debt, commercial paper, overdrafts and lease liabilities held at amortised cost	(837)	(738)	(660)

The interest rate fair value hedges were closed in 2021. Fair value gain or loss of $nil (2021: loss of $33m; 2020: gain of $33m) on interest rate fair value hedging instruments and $nil fair value gain or loss (2021: gain of $29m; 2020: loss of $32m) on the related hedged items have been included within Interest and changes in carrying values of debt designated as hedged items, net of derivatives.

Fair value loss of $25m (2021: loss of $19m; 2020: gain of $2m) on derivatives related to debt instruments designated at fair value through profit or loss and $26m fair value gain (2021: gain of $19m; 2020: loss of $3m) on debt instruments designated at fair value through profit or loss have been included within Interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives.

4 Taxation

Taxation charge/(credit) recognised in the Consolidated Statement of Comprehensive Income is as follows:

	2022	2021	2020
	$m	$m	$m
Current tax
Current year	1,823	1,200	981
Adjustment to prior years	(187)	(5)	(10)
Total	1,636	1,195	971
Deferred tax
Origination and reversal of temporary differences	(2,563)	(1,417)	(178)
Adjustment to prior years	135	(158)	(21)
Total	(2,428)	(1,575)	(199)
Taxation (credit)/charge recognised in the profit for the period	(792)	(380)	772

Taxation (charge)/credit recognised in Other comprehensive income is as follows:

	2022	2021	2020
	$m	$m	$m
Current and deferred tax
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit liability	(231)	(117)	36
Equity investments measured at fair value through Other comprehensive income	15	27	(180)
Movement in deferred taxes relating to changes in tax rates	–	195	63
Total	(216)	105	(81)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on designated liabilities in net investment hedges[1]	73	43	(61)
Fair value movement on cash flow hedges[2]	–	(5)	22
Movement in deferred taxes relating to changes in tax rates	–	8	–
Total	73	46	(39)
Taxation (charge)/credit recognised in Other comprehensive income	(143)	151	(120)

[1]	Previously reported as Foreign exchange arising on consolidation.

[2]	Previously reported within Foreign exchange arising on designated liabilities in net investment hedges.

The reported tax rate in the year was (32)% and included a one-time favourable net adjustment of $876m to deferred taxes arising from an internal reorganisation to integrate the Alexion organisation which took place in the year. The internal legal entity reorganisation did not result in any corporate income tax becoming payable in the year, however it did result in a one-off deferred tax adjustment of $876m to the income statement and a further $49m credit included in Other comprehensive income. Following the reorganisation, it was necessary to re-measure certain deferred tax balances to reflect the tax rates applicable on their reversal, as under the revised structure there is a change in the income flows to the relevant territories. The 2022 reported tax rate also benefited from Intellectual Property incentive regimes, geographical mix of profits and favourable adjustments to prior year tax liabilities in a number of major jurisdictions, many of which were one-time items.

The income tax paid for the year was $1,623m.

Taxation has been provided at current rates on the profits earned for the periods covered by the Group Financial Statements. The 2022 prior period current tax adjustment relates mainly to tax accrual to tax return adjustments and updates to liabilities for uncertain tax positions. The 2021 prior period current tax adjustment relates mainly to tax accrual to tax return adjustments. The 2020 prior period current tax adjustment relates mainly to net reductions in liabilities for uncertain tax positions and tax accrual to tax return adjustments.

The 2022 prior period deferred tax adjustments relate mainly to tax accrual to tax return adjustments and updates to liabilities for uncertain tax positions. The 2021 prior period deferred tax adjustments relate mainly to tax accrual to tax return adjustments and updates to estimates of prior period tax liabilities following settlements with tax authorities. The 2020 prior period deferred tax adjustments relate mainly to tax accrual to tax return adjustments offset by net increases in liabilities for uncertain tax positions.

To the extent that dividends remitted from overseas subsidiaries, joint ventures and associates are expected to result in additional taxes, appropriate amounts have been provided for. Unremitted earnings or differences in the carrying value and tax basis of investments may be liable to additional taxes if distributed as dividends or on a liquidation event. Deferred tax is provided for such differences in relation to Group entities where management is intending to remit earnings in the foreseeable future. The aggregate amount of gross temporary differences associated with investments in subsidiaries, partnerships and branches for which deferred tax liabilities have not been recognised totalled approximately $5,454m at 31 December 2022, $2,113m of which has a corresponding deductible temporary difference of the same gross value which is not recognised as it is not probable of reversing in the foreseeable future but on which different tax rates apply.

Factors affecting future tax charges

As a Group with worldwide operations, AstraZeneca is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms. In 2021, the UK Government enacted legislation to increase the main rate of UK statutory Corporation Tax to 25% effective 1 April 2023. In December 2021, the OECD issued model rules for a new global minimum tax framework (Pillar Two) and in 2022, the UK released draft legislation including the intention to bring these into effect for accounting periods commencing after 31 December 2023. AstraZeneca expects to fall within the global minimum tax framework which requires calculation of a new measure of effective tax rate by legal entity. It is possible that this may result in top-up taxes in some territories in which AstraZeneca operates. Whilst the UK released draft legislation that has not been substantively enacted at 31 December 2022, we are continuing to review the draft rules, and the IASB's staff paper and initial consideration, published in November 2022, to understand any potential impacts.

Tax reconciliation to UK statutory rate

The table below reconciles the UK statutory tax charge to the Group’s total tax (credit)/charge:

	2022	2021	2020
	$m	$m	$m
Profit/(loss) before tax	2,501	(265)	3,916
Notional taxation charge at UK corporation tax rate of 19%	475	(50)	744
Differences in effective overseas tax rates	(59)	1	(49)
Deferred tax (credit)/charge relating to change in tax rates[1]	(108)	54	138
Unrecognised deferred tax asset[2]	68	32	3
Items not deductible for tax purposes	90	208	71
Items not chargeable for tax purposes	–	(163)	(4)
Intellectual Property incentive regimes[3]	(265)	–	(35)
Other items[4]	(941)	(299)	(65)
Adjustments in respect of prior periods[5]	(52)	(163)	(31)
Total tax (credit)/charge for the period	(792)	(380)	772

1	The 2022 item relates to the impact of the US state tax rate change and the impact of the difference in the UK current tax and deferred tax rates during 2022. The 2021 item relates to substantive enactment of the increase in UK Corporation Tax rate from 19% to 25% effective 1 April 2023 (debit of $12m), the increase in the Dutch Corporate Income Tax rate from 25% to 25.8% effective 1 January 2022 (debit of $39m) and other (debit of $3m). The 2020 item relates to the increase in the 2020 substantively enacted Dutch Corporate Income Tax rate (debit of $151m) and other (debit of $5m). In 2020, it was substantively enacted that the planned reduction in the Dutch Corporate Income Tax rate to 21.7% from 25% effective 1 January 2021 would not take place. In addition, the planned reduction in the UK corporation tax rate to 17% was not enacted with the corporation tax rate remaining at 19% (credit of $18m).
2	The 2022 item relates to the derecognition of previously recognised deferred tax assets. The 2021 item includes a $15m debit arising on derecognition of previously recognised deferred tax assets. The 2020 item includes a $22m credit arising on recognition of previously unrecognised deferred tax assets.
3	Previously reported within Items not deductible for tax purposes.
4	Other items in 2022 relate to the aforementioned one-time favourable net adjustment of $876m to deferred taxes arising from an internal reorganisation to integrate the Alexion organisation which took place in 2022 and a credit of $65m relating to the reduction of tax liabilities arising from adjustments on expiry of the relevant statute of limitations. Other items in 2021 relate to a net credit of $299m relating to the reduction of tax liabilities arising from updates to estimates of prior period tax liabilities following settlements with tax authorities and on expiry of the relevant statute of limitations partially offset by a provision for transfer pricing and other uncertain tax treatments. Other items in 2020 relate to a net credit of $65m relating to the release of tax liabilities following the expiry of the relevant statute of limitations partially offset by a provision for transfer pricing and other uncertain tax treatments.
5	Further details explaining the adjustments in respect of prior periods are set out on page 153.

AstraZeneca is domiciled in the UK but operates in other countries where the tax rates and laws are different to those in the UK. The impact on differences in effective overseas tax rates on the Group’s overall tax charge is noted above. Profits arising from our manufacturing operation in Puerto Rico are granted special status and are taxed at a reduced rate compared with the normal rate of tax in that territory under a tax incentive grant continuing until 2031. The Group receives tax incentives in relation to Intellectual Property incentives in certain jurisdictions, resulting in a reduction to the tax charge in the income statement of $265m in 2022.

Deferred tax

The total movement in the net deferred tax balance in the year was $2,195m. The movements are as follows:

	Intangibles,		Pension and	Elimination of			Losses and	Accrued
	property, plant		post-retirement	unrealised profit	Untaxed		tax credits	expenses
	and equipment	[1]	benefits	on inventory	reserves	[2]	carried forward	and other	Total
	$m		$m	$m	$m		$m	$m	$m
Net deferred tax balance at 1 January 2020	(2,265)		561	1,293	(598)		546	691	228
Income statement	(226)		(64)	444	(92)		136	1	199
Other comprehensive income	(78)		101	–	(1)		–	72	94
Equity	–		–	–	–		–	(16)	(16)
Exchange	(58)		58	70	(110)		32	23	15
Net deferred tax balance at 31 December 2020	(2,627)		656	1,807	(801)		714	771	520
Income statement	782		(166)	(59)	(139)		307	850	1,575
Other comprehensive income	52		83	–	–		–	40	175
Equity	–		–	–	–		–	14	14
Additions through business combinations[3]	(3,744)		13	166	–		507	(1,116)	(4,174)
Exchange	57		(33)	(53)	78		(10)	(25)	14
Net deferred tax balance at 31 December 2021	(5,480)		553	1,861	(862)		1,518	534	(1,876)
Income statement[4]	1,414		(55)	274	38		(126)	883	2,428
Other comprehensive income	72		(231)	–	–		–	16	(143)
Equity	–		–	–	–		–	38	38
Exchange	63		(36)	(111)	108		(134)	(18)	(128)
Net deferred tax balance at 31 December 2022⁵	(3,931)		231	2,024	(716)		1,258	1,453	319

[1]	Includes deferred tax of $281m on contingent consideration liabilities in respect of intangibles.
[2]	Untaxed reserves relate to taxable profits where the tax liability is deferred to later periods.
[3]

The deferred tax liability of $4,174m relates to deferred tax on purchase accounting adjustments arising from the acquisition of Alexion (Note 27). Accrued expenses and other includes the deferred tax on the purchase accounting of inventory.

[4]

The income statement movement in 2022 includes the aforementioned net adjustment to deferred taxes of $876m arising on the internal legal entity reorganisation to integrate the Alexion organisation, the majority of which arises on Intangibles, property, plant and equipment.

[5]

The Group recognises deferred tax assets to the extent that there are either taxable temporary differences or that it is probable that sufficient future taxable profits will arise, against which these deductible temporary differences can be utilised. The US includes a net deferred tax asset of $283m and the UK includes a net deferred tax asset of $503m as at 31 December 2022 which include tax losses and other deductible temporary differences. The Group has performed an assessment of recovery of deferred tax assets and for these entities, the Group has forecasted future taxable profits and considers that it is probable that sufficient future taxable profits will arise against which these deductible temporary differences can be utilised. In arriving at these forecasts, the Group has reviewed the Group-level budgets and forecasts and the ability of those entities to generate future income from developing and commercialising products, including local tax laws and the scheduling of reversal of deductible temporary differences. Deferred tax assets are recognised on the basis there is sufficient forecast future taxable profits arising from the performance of on-market products and pipeline assets, including Imfinzi. For the UK, losses are forecast to be utilised within five years. For the US, recognised deferred taxes on losses and other items are forecast to be utilised within 15 years. It is considered that these sources of income are sufficiently predictable or diversified to support a recognition period in excess of five years. A sensitivity assessment has been performed which shows that a change in profit of 10% results in an immaterial adjustment to the amount of deferred tax asset recognised. Assessing the availability of future taxable income to support recognition of deferred tax assets relies upon our Group forecasts and changes in these Group forecasts will impact the recoverability of deferred tax assets. To the extent that there are neither taxable temporary differences nor sufficient taxable profits, no deferred tax asset is recognised and details of unrecognised deferred tax assets are included in the table below.

The net deferred tax balance, before the offset of balances within countries, consists of:

	Intangibles,	Pension and	Elimination of		Losses and	Accrued
	property, plant	post-retirement	unrealised profit	Untaxed	tax credits	expenses
	and equipment	benefits	on inventory	reserves	carried forward	and other	Total
	$m	$m	$m	$m	$m	$m	$m
Deferred tax assets at 31 December 2020	1,061	690	2,286	–	852	1,130	6,019
Deferred tax liabilities at 31 December 2020	(3,688)	(34)	(479)	(801)	(138)	(359)	(5,499)
Net deferred tax balance at 31 December 2020	(2,627)	656	1,807	(801)	714	771	520
Deferred tax assets at 31 December 2021	1,476	574	1,910	–	1,571	1,735	7,266
Deferred tax liabilities at 31 December 2021	(6,956)	(21)	(49)	(862)	(53)	(1,201)	(9,142)
Net deferred tax balance at 31 December 2021	(5,480)	553	1,861	(862)	1,518	534	(1,876)
Deferred tax assets at 31 December 2022	1,499	276	2,048	–	1,274	1,614	6,711
Deferred tax liabilities at 31 December 2022	(5,430)	(45)	(24)	(716)	(16)	(161)	(6,392)
Net deferred tax balance at 31 December 2022	(3,931)	231	2,024	(716)	1,258	1,453	319

Analysed in the Consolidated Statement of Financial Position, after offset of balances within countries, as follows:

	2022	2021	2020
	$m	$m	$m
Deferred tax assets	3,263	4,330	3,438
Deferred tax liabilities	(2,944)	(6,206)	(2,918)
Net deferred tax balance	319	(1,876)	520

Unrecognised deferred tax assets

Deferred tax assets (DTA) of $807m (2021: $719m; 2020: $428m) have not been recognised in respect of deductible temporary differences because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

	2022	2022	2021	2021	2020	2020
	Temporary	Unrecognised	Temporary	Unrecognised	Temporary	Unrecognised
	differences	DTA	differences	DTA	differences	DTA
	$m	$m	$m	$m	$m	$m
Trading and capital losses expiring:
Within 10 years	104	26	4	1	2	–
More than 10 years	153	32	53	11	–	–
Indefinite	686	163	300	79	234	63
	943	221	357	91	236	63
Tax credits and State tax losses expiring:
Within 10 years		115		101		36
More than 10 years		384		441		255
Indefinite		87		86		74
		586		628		365
Total		807		719		428

5 Earnings per $0.25 Ordinary Share

	2022	2021	2020
Profit for the year attributable to equity holders ($m)	3,288	112	3,196
Basic earnings per Ordinary Share	$2.12	$0.08	$2.44
Diluted earnings per Ordinary Share	$2.11	$0.08	$2.44
Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,548	1,418	1,312
Dilutive impact of share options outstanding (millions)	12	9	1
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,427	1,313

The earnings figures used in the calculations above are post-tax. The weighted average number of Ordinary Shares in issue is calculated by taking the number of Ordinary Shares outstanding each day weighted by the number of days that those shares were outstanding.

6 Segment information

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

3 How resources are allocated:

Resources are allocated on a Group-wide basis according to need. In particular, capital expenditure, in-licensing, and R&D resources are allocated between activities on merit, based on overall therapeutic considerations and strategy under the aegis of the Group’s Early-Stage Product Committees and Late-Stage Product Committees.

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

			Total Revenue
	2022	2021	2020
	$m	$m	$m
UK	3,117	3,245	1,741

Rest of Europe
France	1,107	915	653
Germany	1,902	1,486	937
Italy	735	577	431
Spain	738	578	398
Sweden	1,721	2,322	1,026
Others	2,706	1,949	1,391
	8,909	7,827	4,836
The Americas
Canada	1,166	772	596
US	17,278	12,047	8,955
Others	1,175	1,203	761
	19,619	14,022	10,312
Asia, Africa & Australasia
Australia	571	547	282
China	5,743	6,002	5,345
Japan	3,986	3,395	2,567
Others	2,406	2,379	1,534
	12,706	12,323	9,728
Total Revenue	44,351	37,417	26,617

Total Revenue outside of the UK totalled $41,234m for the year ended 31 December 2022 (2021: $34,172m; 2020: $24,876m).

		Operating profit/(loss)			Profit/(loss) before tax
	2022	2021	2020	2022	2021	2020
	$m	$m	$m	$m	$m	$m
UK	1,120	(950)	824	272	(1,477)	518
Rest of Europe	2,945	2,999	2,838	2,709	2,682	2,356
The Americas	(954)	(1,936)	758	(1,140)	(2,401)	297
Asia, Africa & Australasia	646	943	742	660	931	745
Continuing operations	3,757	1,056	5,162	2,501	(265)	3,916

		Non-current assets		[1]			Total assets
	2022	2021	2020		2022	2021	2020
	$m	$m	$m		$m	$m	$m
UK	8,635	7,692	7,900		16,786	16,615	17,851
Rest of Europe	35,093	39,171	15,821		40,669	48,383	19,738
The Americas	25,736	26,570	18,501		32,990	34,301	23,640
Asia, Africa & Australasia	1,089	1,254	1,354		6,038	6,064	5,500
Continuing operations	70,553	74,687	43,576		96,483	105,363	66,729

			Assets acquired	[2]		Net operating assets		[3]
	2022	2021	2020		2022	2021	2020
	$m	$m	$m		$m	$m	$m
UK	2,301	810	1,611		3,863	3,239	5,244
Rest of Europe	522	26,527	505		32,726	40,161	10,242
The Americas	421	10,810	286		23,290	24,786	15,697
Asia, Africa & Australasia	51	94	116		1,895	736	607
Continuing operations	3,295	38,241	2,518		61,774	68,922	31,790

1	Non-current assets exclude Deferred tax assets and Derivative financial instruments.
2	Included in Assets acquired are those assets that are expected to be used during more than one period (Property, plant and equipment, Goodwill and Intangible assets) and include those acquired through business combinations (Note 27).
3	Net operating assets exclude short-term investments, cash, short-term borrowings, loans, Derivative financial instruments, Retirement benefit obligations and non-operating receivables and payables.

		Property, plant and equipment
	2022	2021	2020
	$m	$m	$m
UK	2,526	2,542	2,227
Ireland	1,040	969	–
Sweden	1,472	1,593	1,755
US	2,176	2,660	2,662
Rest of the world	1,293	1,419	1,607
Continuing operations	8,507	9,183	8,251

Geographic markets

The table below shows Product Sales in each geographic market in which customers are located.

	2022	2021	2020
	$m	$m	$m
UK	996	1,206	611
Rest of Europe	7,503	6,792	4,446
The Americas	20,126	14,893	10,004
Asia, Africa & Australasia	14,373	13,650	10,829
Continuing operations	42,998	36,541	25,890

Product Sales are recognised when control of the goods has been transferred to a third party. A significant proportion of this is upon delivery of the products to wholesalers. One wholesaler (2021: one; 2020: one) individually represented greater than 10% of Product Sales. The value of Product Sales to this wholesaler was $5,387m (2021: $4,862m; 2020: $3,321m).

7 Property, plant and equipment

			Assets in	Total property,
	Land and	Plant and	course of	plant and
	buildings	equipment	construction	equipment
	$m	$m	$m	$m
Cost
At 1 January 2020	5,532	7,383	2,086	15,001
Capital expenditure	10	42	874	926
Transfer of assets into use	137	462	(599)	–
Disposals and other movements	(48)	(615)	(18)	(681)
Exchange adjustments	220	466	135	821
At 31 December 2020	5,851	7,738	2,478	16,067
Additions through business combinations (Note 27)	542	339	254	1,135
Capital expenditure	9	31	1,112	1,152
Transfer of assets into use	236	611	(847)	–
Disposals and other movements	(92)	(469)	(200)	(761)
Exchange adjustments	(169)	(347)	(69)	(585)
At 31 December 2021	6,377	7,903	2,728	17,008
Capital expenditure	5	19	1,042	1,066
Transfer of assets into use	226	683	(909)	–
Transferred to Assets held for sale (Note 18)	(434)	(293)	–	(727)
Disposals and other movements	(425)	(146)	28	(543)
Exchange adjustments	(309)	(610)	(236)	(1,155)
At 31 December 2022	5,440	7,556	2,653	15,649
Depreciation and impairment
At 1 January 2020	2,505	4,808	–	7,313
Depreciation charge for the year	227	462	–	689
Impairment (reversal)/charge	(1)	2	12	13
Disposals and other movements	(42)	(606)	(12)	(660)
Exchange adjustments	137	324	–	461
At 31 December 2020	2,826	4,990	–	7,816
Depreciation charge for the year	231	493	–	724
Impairment (reversal)/charge	(1)	121	223	343
Disposals and other movements	(74)	(428)	(223)	(725)
Exchange adjustments	(105)	(228)	–	(333)
At 31 December 2021	2,877	4,948	–	7,825
Depreciation charge for the year	286	566	–	852
Impairment charge/(reversal)	20	8	(28)	–
Transferred to Assets held for sale (Note 18)	(300)	(277)	–	(577)
Disposals and other movements	(227)	(188)	28	(387)
Exchange adjustments	(167)	(404)	–	(571)
At 31 December 2022	2,489	4,653	–	7,142
Net book value
At 31 December 2020	3,025	2,748	2,478	8,251
At 31 December 2021	3,500	2,955	2,728	9,183
At 31 December 2022	2,951	2,903	2,653	8,507

Impairment charges in 2021 totalling $343m were recognised for Plant and equipment and Assets in course of construction due to the rationalisation of our manufacturing capacity and footprint across certain production sites as a result of restructuring programmes, including the Post Alexion Acquisition Group Review (see Note 2). These charges were recognised in Cost of sales. The revised carrying value of the impacted assets is nil, under fair value less costs to sell.

	2022	2021	2020
	$m	$m	$m
The net book value of land and buildings comprised:
Freeholds	2,555	2,985	2,583
Leaseholds	396	515	442

8 Leases

Right-of-use assets

				Total right-
	Land and	Motor		of-use
	buildings	vehicles	Other	assets
	$m	$m	$m	$m
Cost
At 1 January 2020	627	202	22	851
Additions – separately acquired	87	89	15	191
Disposals and other movements	–	(27)	(2)	(29)
Exchange adjustments	21	8	1	30
At 31 December 2020	735	272	36	1,043
Additions through business combinations (Note 27)	255	8	–	263
Additions – separately acquired	145	98	2	245
Disposals and other movements	25	(44)	(4)	(23)
Exchange adjustments	(27)	(13)	(1)	(41)
At 31 December 2021	1,133	321	33	1,487
Additions through business combinations	4	–	–	4
Additions – separately acquired	140	81	14	235
Disposals and other movements	(33)	(58)	(13)	(104)
Exchange adjustments	(62)	(15)	(2)	(79)
At 31 December 2022	1,182	329	32	1,543
Depreciation and impairment
At 1 January 2020	132	64	8	204
Depreciation charge for the year	131	75	9	215
Disposals and other movements	(24)	(26)	(4)	(54)
Exchange adjustments	8	4	–	12
At 31 December 2020	247	117	13	377
Depreciation charge for the year	144	85	6	235
Disposals and other movements	(54)	(42)	–	(96)
Exchange adjustments	(11)	(6)	–	(17)
At 31 December 2021	326	154	19	499
Depreciation charge for the year	160	80	6	246
Impairment charge	2	–	–	2
Disposals and other movements	(54)	(50)	(10)	(114)
Exchange adjustments	(23)	(8)	(1)	(32)
At 31 December 2022	411	176	14	601
Net book value
At 31 December 2020	488	155	23	666
At 31 December 2021	807	167	14	988
At 31 December 2022	771	153	18	942

Lease Liability

	2022	2021	2020
	$m	$m	$m
The present value of lease liabilities is as follows:
Within one year	(228)	(233)	(192)
Later than one year and not later than five years	(549)	(544)	(389)
Later than five years	(176)	(210)	(100)
Total lease liabilities	(953)	(987)	(681)

The interest expense on lease liabilities included within finance costs was $24m (2021: $22m; 2020: $21m).

The total cash outflow for leases in 2022 was $268m (2021: $262m; 2020: $228m).

The discount rates used for calculating the present value of lease liabilities range from 0% to 63%.

The Group has entered into lease contracts that have not yet commenced. The nominal value of estimated future lease payments under these lease contracts approximates $1,460m as of 31 December 2022. Of this value, $1,349m relates to a property lease in the US which is expected to commence in 2026 with a lease term of 15 years.

The Group entered into a sale and leaseback agreement in relation to the Waltham R&D site in MA, US in 2022. Prior to the sale, the carrying value of the Property, plant and equipment was $124m. Cash proceeds of $265m have been received, recorded within Disposal of property, plant and equipment within the Consolidated Statement of Cash Flows, and a gain on disposal of $125m has been recorded within Other operating income and expense within the Consolidated Statement of Comprehensive Income. A lease liability and a corresponding right-of-use asset have been recorded of $28m and $13m, respectively.

9 Goodwill

	2022	2021	2020
	$m	$m	$m
Cost
At 1 January	20,311	12,164	11,982
Additions through business combinations (Note 27)	15	8,287	–
Exchange and other adjustments	(195)	(140)	182
At 31 December	20,131	20,311	12,164
Amortisation and impairment losses
At 1 January	314	319	314
Exchange and other adjustments	(3)	(5)	5
At 31 December	311	314	319
Net book value
At 31 December	19,820	19,997	11,845

Goodwill is tested for impairment at the operating segment level, this being the level at which goodwill is monitored for internal management purposes. As detailed in Note 6, the Group does not have multiple operating segments and is engaged in a single business activity of pharmaceuticals.

Recoverable amount is determined on a fair value less costs to sell basis using the market value of the Company’s outstanding Ordinary Shares. Our market capitalisation is compared to the book value of the Group’s net assets and this indicates a significant surplus at 31 December 2022 (and 31 December 2021 and 31 December 2020). No goodwill impairment was identified.

10 Intangible assets

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Cost
At 1 January 2020	40,654	2,649	1,781	45,084
Additions – separately acquired	1,454	2	136	1,592
Disposals	(970)	(66)	(636)	(1,672)
Exchange and other adjustments	1,539	57	7	1,603
At 31 December 2020	42,677	2,642	1,288	46,607
Additions through business combinations (Note 27)	26,455	430	70	26,955
Additions – separately acquired	587	6	119	712
Transferred to Assets held for sale (Note 18)	(1,266)	(47)	–	(1,313)
Disposals	(801)	(402)	(23)	(1,226)
Exchange and other adjustments	(1,062)	(18)	(22)	(1,102)
At 31 December 2021	66,590	2,611	1,432	70,633
Additions through business combinations (Note 27)	–	46	–	46
Additions – separately acquired	2,051	12	105	2,168
Disposals	(57)	(105)	(36)	(198)
Exchange and other adjustments	(1,799)	(122)	(106)	(2,027)
At 31 December 2022	66,785	2,442	1,395	70,622
Amortisation and impairment losses
At 1 January 2020	20,605	2,097	1,549	24,251
Amortisation for year	1,872	59	61	1,992
Impairment charges	405	–	–	405
Impairment reversals	(165)	–	–	(165)
Disposals	(899)	(66)	(636)	(1,601)
Exchange and other adjustments	746	38	(6)	778
At 31 December 2020	22,564	2,128	968	25,660
Amortisation for year	2,908	172	63	3,143
Impairment charges	2,067	–	18	2,085
Transferred to Assets held for sale (Note 18)	(931)	(14)	–	(945)
Disposals	(797)	(402)	(21)	(1,220)
Exchange and other adjustments	(535)	(21)	(26)	(582)
At 31 December 2021	25,276	1,863	1,002	28,141
Amortisation for year	3,899	181	76	4,156
Impairment charges	236	82	–	318
Impairment reversals	(77)	–	(17)	(94)
Disposals	(55)	(105)	(20)	(180)
Exchange and other adjustments	(887)	(76)	(63)	(1,026)
At 31 December 2022	28,392	1,945	978	31,315
Net book value
At 31 December 2020	20,113	514	320	20,947
At 31 December 2021	41,314	748	430	42,492
At 31 December 2022	38,393	497	417	39,307

	2022	2021	2020
	$m	$m	$m
Net book value
Current intangible assets	–	105	–
Non-current intangible assets	39,307	42,387	20,947
At 31 December	39,307	42,492	20,947

Other intangibles consist mainly of research and device technologies and the Alexion brand name. Included within Software development costs are assets currently in development that will commence amortisation when ready for use.

Included within Additions − separately acquired are amounts of $1,135m (2021: $124m; 2020: $835m), relating to deferred payments and other non-cash consideration for the acquisition of Product, marketing and distribution rights, which are not reflected in the current year Consolidated Statement of Cash Flows. Disposals include amounts related to fully depreciated assets that are no longer in use by the Group.

Amortisation charges are recognised in profit as follows:

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Year ended 31 December 2020
Cost of sales	66	–	–	66
Research and development expense	–	29	–	29
Selling, general and administrative expense	1,806	28	61	1,895
Other operating income and expense	–	2	–	2
Total	1,872	59	61	1,992
Year ended 31 December 2021
Cost of sales	66	–	–	66
Research and development expense	–	33	–	33
Selling, general and administrative expense	2,842	138	63	3,043
Other operating income and expense	–	1	–	1
Total	2,908	172	63	3,143
Year ended 31 December 2022
Cost of sales	32	–	–	32
Research and development expense	–	30	–	30
Selling, general and administrative expense	3,867	151	76	4,094
Total	3,899	181	76	4,156

Net impairment charges are recognised in profit as follows:

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Year ended 31 December 2020
Research and development expense	55	–	–	55
Selling, general and administrative expense	185	–	–	185
Total	240	–	–	240
Year ended 31 December 2021
Research and development expense	1,464	–	–	1,464
Selling, general and administrative expense	603	–	18	621
Total	2,067	–	18	2,085
Year ended 31 December 2022
Research and development expense	95	–	–	95
Selling, general and administrative expense	64	82	(17)	129
Total	159	82	(17)	224

Impairment charges and reversals

We perform a rigorous impairment trigger assessment for all our intangible assets. Intangible assets under development and not available for use are tested annually for impairment and other intangible assets are tested when there is an indication of impairment loss or reversal. Where testing is required, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss or reversal. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which it belongs. The Group considers that as the intangible assets are linked to individual products and that product cash flows are considered to be largely independent of other product cash flows, the CGU for intangibles is at the product level. Group level budgets and forecasts include forecast capital investment and operational impacts related to sustainability projects, as well as inflationary impacts, and form the basis for the value in use models used for impairment testing.

An asset’s recoverable amount is determined as the higher of an asset’s or CGU’s fair value less costs to sell or value in use, in both cases using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining period of expected economic benefit. Where the value in use approach is used, the post-tax risk-adjusted cash flows are discounted using AstraZeneca’s post-tax weighted average cost of capital (7% for 2022, 2021 and 2020), which is a nominal rate. There is no material difference in the approach taken to using pre-tax cash flows and a pre-tax rate compared to post-tax cash flows and a post-tax rate, as required by IAS 36. Where fair value less costs to sell is used to determine recoverable value, the discount rate is assessed with reference to a market participant; this is not usually materially different to the AstraZeneca post-tax weighted average cost of capital rate of 7%. Legacy Alexion assets have been tested for impairment at risk-adjusted post-tax discount rates ranging between 8.5% to 10.5% as they are integrated into the Group. No impairments have been recognised on these assets.

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

In 2022, the Group recorded impairment charges of $146m in respect of launched products. Impairment charges recorded against products in development totalled $172m due to decisions made to terminate the related activities.

In 2021, the Group recorded impairment charges of $603m in respect of launched products, including Bydureon ($469m, revised carrying amount of $50m) under value in use model, roxadustat ($121m, revised carrying amount of $215m) under value in use model and other launched products totalling $13m.

Impairment charges recorded against products in development in 2021, based on fair value less costs to sell, totalled $1,464m, principally Ardea ($1,172m) which was fully impaired following the decision to discontinue development of verinurad. The remaining impairments relate to full impairments of various products in development, due to either management’s decision to discontinue development as part of a Group-wide portfolio prioritisation review, or due to the outcome of research activities.

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

The Group has performed an assessment on assets which have had impairments recorded in previous periods to determine if any reversals of impairments were required. Impairment reversals of $94m were recorded in 2022, including $77m in respect of products in development. No impairment reversals were recorded in 2021. Impairment reversals of $165m were recorded in 2020 in respect of launched products, including FluMist ($147m, revised carrying amount of $300m, driven by expanded vaccination efforts increasing global demand), and other launched products of $18m.

When launched products, such as the ones detailed above, are partially impaired, the carrying values of these assets in future periods are particularly sensitive to changes in forecast assumptions, including those assumptions set out above, as the asset is impaired down to its recoverable amount.

Significant assets

	Carrying value	Remaining amortisation
	$m	period
C5 franchise (Soliris/Ultomiris) intangible assets arising from the acquisition of Alexion	16,040	5 to 13 years
Intangible assets arising from the acquisition of Acerta Pharma	4,817	10 years
Strensiq, Kanuma and Andexxa intangible assets arising from the acquisition of Alexion	4,583	10 to 16 years
Enhertu intangible assets acquired from Daiichi Sankyo	2,960	11 years
Intangible asset products in development arising from the acquisition of Alexion[1]	2,760	Not amortised
Intangible assets arising from the acquisition of ZS Pharma	2,012	9 years
Other intangible assets (DS-1062) acquired from Daiichi Sankyo[1]	937	Not amortised
Intangible assets arising from the restructuring of a historical joint venture with MSD	569	4 to 7 years
Farxiga/Forxiga intangible assets acquired from BMS	528	4 years
Intangible assets arising from the acquisition of Pearl Therapeutics	462	6 to 7 years
RSV franchise assets arising from the acquisition of MedImmune	458	3 years
Monalizumab intangible assets acquired from Innate Pharma[1]	350	Not amortised

1	Assets in development are not amortised but are tested annually for impairment.

The acquisition of intangible assets relating to DS-1062 in 2020 was assessed under the optional concentration test in IFRS 3 and was determined to be an asset acquisition, as substantially all of the value of the gross assets acquired was concentrated in a single asset.

11 Investments in associates and joint ventures

	2022	2021	2020
	$m	$m	$m
At 1 January	69	39	58
Additions	26	92	8
Share of after tax losses	(5)	(64)	(27)
Exchange and other adjustments	(14)	2	–
At 31 December	76	69	39

On 29 January 2021, AstraZeneca entered into an agreement with IHP Holdings Limited to create and run an online platform (iHospital) offering consultations with physicians, repeat prescriptions and e-pharmacy in China. The agreement resulted in the formation of a new entity, IHP HK Holdings Limited. AstraZeneca contributed $30m in initial funds and holds a 50% interest in the associate entity.

On 1 December 2020, AstraZeneca and China International Capital Corporation (CICC) entered into an agreement to set up a Global Healthcare Industrial Fund to drive healthcare system innovation by leveraging local capital and accelerating China-related innovation incubation. The agreement resulted in the formation of a new entity, Wuxi AstraZeneca-CICC Venture Capital Partnership (Limited Partnership). AstraZeneca holds a 22% interest in the associate entity and contributed $1m in initial funds in 2020, with contributions of $45m and $21m made in 2021 and 2022 respectively.

On 23 September 2021, AstraZeneca entered into an agreement with VaxEquity Limited to collaborate and develop self-amplifying RNA technology with the aim of generating treatments for target diseases. AstraZeneca contributed $14m in initial funds and holds a 40% interest in the associate entity.

On 23 February 2018, AstraZeneca entered into an agreement with a consortium of investors to form a new, US-domiciled standalone company called Viela Bio. In February 2021, AstraZeneca agreed to divest its 26.7% ownership in Viela Bio, as part of the acquisition of Viela by Horizon Therapeutics plc. AstraZeneca received cash proceeds and profit of $776m upon closing with the profit recorded as Other operating income. In 2021, prior to divestment, the Group provided transitional research and development services to Viela Bio, comprising $nil (2020: $3m) of services provided directly by the Group and $1m (2020: $15m) of passed-through third-party costs incurred by the Group on behalf of Viela Bio.

On 27 November 2017, AstraZeneca entered into a joint venture agreement with Chinese Future Industry Investment Fund (FIIF), to discover, develop and commercialise potential new medicines to help address unmet medical needs globally, and to bring innovative new medicines to patients in China more quickly. The agreement resulted in the formation of a joint venture entity based in China, Dizal (Jiangsu) Pharmaceutical Co., Limited (Dizal). Since its establishment, AstraZeneca has contributed $80m in cash to the joint venture entity and has a 27% interest in the joint venture.

On 1 December 2015, AstraZeneca entered into a joint venture agreement with Fujifilm Kyowa Kirin Biologics Co., Ltd. to develop a biosimilar using the combined capabilities of the two parties. The agreement resulted in the formation of a joint venture entity based in the UK, Centus Biotherapeutics Limited (Centus). Since its establishment, AstraZeneca has contributed $135m in cash to the joint venture entity and has a 50% interest in the joint venture.

On 30 April 2014, AstraZeneca entered into a joint venture agreement with Samsung Biologics Co., Ltd. which resulted in the formation of a joint venture entity based in the UK, Archigen Biotech Limited (Archigen). On 31 March 2022, Archigen entered a voluntary liquidation process.

All investments are accounted for using the equity method. At 31 December 2022, unrecognised losses in associates and joint ventures totalled $92m (2021: $73m; 2020: $56m) which have not been recognised due to the investment carrying value reaching $nil value.

Aggregated summarised financial information for the associate and joint venture entities is set out below:

	2022	2021	2020
	$m	$m	$m
Non-current assets	290	215	324
Current assets	300	506	552
Total liabilities	(72)	(99)	(105)
Net assets	518	622	771
Amount attributable to AstraZeneca	91	65	38
Exchange adjustments	(15)	4	1
Carrying value of investments in associates and joint ventures	76	69	39

A joint contractual arrangement was entered into between AstraZeneca and Daiichi Sankyo Company Limited (Daiichi Sankyo) in March 2019 for the co-development and co-commercialisation of Enhertu. Each party shares global pre-tax net income from the collaboration on a 50:50 basis (with the exception of Japan where Daiichi Sankyo maintains exclusive rights and AstraZeneca receives a royalty). The joint operation is not structured through a separate legal entity, and it operates from AstraZeneca and Daiichi Sankyo’s respective principal places of business.

12 Other investments

	2022	2021	2020
	$m	$m	$m
Non-current investments
Equity securities at fair value through Other comprehensive income	1,056	1,168	1,108
Fixed income securities at fair value through profit and loss	10	–	–
Total	1,066	1,168	1,108
Current investments
Fixed income securities at fair value through profit and loss	13	16	118
Cash collateral pledged to counterparties	162	–	–
Fixed deposits	64	53	42
Total	239	69	160

Other investments held at fair value through Other comprehensive income include equity securities which are not held for trading and which the Group has irrevocably elected at initial recognition to recognise in this category. Other investments held at fair value through profit and loss mainly comprise fixed income securities that the Group holds to sell.

The fair value of listed investments is based on year end quoted market prices. Fixed deposits and Cash collateral pledged to counterparties are held at amortised cost with carrying value being a reasonable approximation of fair value given their short-term nature.

Cash collateral pledged to counterparties relates to collateral pledged on derivatives entered into to hedge the Group's risk exposures. In 2022, following significant foreign currency volatility increasing the collateral requirements, the Group revised its presentation to Other investments. Prior year amounts of $47m in 2021 and $11m in 2020 are presented within Cash and cash equivalents.

Fair value hierarchy

The table below analyses equity securities and bonds, contained within Other investments and carried at fair value, by valuation method. The different levels have been defined as follows:

>	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
>	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
>	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	2022	2022	2021	2021	2020	2020
	FVPL	FVOCI	FVPL	FVOCI	FVPL	FVOCI
	$m	$m	$m	$m	$m	$m
Level 1	13	880	16	1,064	118	891
Level 2	–	–	–	–	–	–
Level 3	10	176	–	104	–	217
Total	23	1,056	16	1,168	118	1,108

During 2020, AstraZeneca sold a proportion of its equity portfolio receiving consideration of $1,381m, a large proportion of which related to the disposal of its full holding in Moderna Therapeutics, Inc. All related gains were accounted through Other comprehensive income.

Equity securities that are analysed at Level 3 include investments in private biotech companies. In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusting as necessary for impairments and revaluations on new funding rounds, which approximates to fair value. Movements in Level 3 investments are detailed below:

	2022	2022	2021	2020
	FVPL	FVOCI	FVOCI	FVOCI
	$m	$m	$m	$m
At 1 January	–	104	217	227
Additions	10	32	1	96
Revaluations	–	50	–	63
Net transfers out	–	(4)	(113)	(103)
Disposals	–	(5)	–	(86)
Impairments and exchange adjustments	–	(1)	(1)	20
At 31 December	10	176	104	217

Assets are transferred in or out of Level 3 on the date of the event or change in circumstances that caused the transfer.

13 Derivative financial instruments

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Interest rate swaps related to instruments designated at fair value through profit and loss	45	–	–	–	45
Cross currency swaps designated in a net investment hedge	19	–	–	(2)	17
Cross currency swaps designated in a cash flow hedge	107	43	–	–	150
Cross currency swaps designated in a fair value hedge[1]	–	43	–	–	43
Forward FX designated in a cash flow hedge[2]	–	8	(3)	–	5
Other derivatives	–	48	(30)	–	18
31 December 2020	171	142	(33)	(2)	278

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Interest rate swaps related to instruments designated at fair value through profit and loss	25	–	–	–	25
Cross currency swaps designated in a net investment hedge	62	–	–	(2)	60
Cross currency swaps designated in a cash flow hedge	–	–	–	(43)	(43)
Forward FX designated in a cash flow hedge[2]	–	13	–	–	13
Other derivatives	15	70	(79)	–	6
31 December 2021	102	83	(79)	(45)	61

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Interest rate swaps related to instruments designated at fair value through profit and loss	–	1	–	–	1
Cross currency swaps designated in a net investment hedge	55	–	–	(4)	51
Cross currency swaps designated in a cash flow hedge	–	–	–	(160)	(160)
Forward FX designated in a cash flow hedge[2]	–	1	(13)	–	(12)
Other derivatives	19	85	(80)	–	24
31 December 2022	74	87	(93)	(164)	(96)

1	Cross currency swaps designated in a fair value hedge refers to a cross currency interest rate swap that hedges a designated euro 300m portion of our euro 750m 0.875% 2021 Non-callable bond against exposure to movements in the euro:US dollar exchange rate. The swap matured in November 2021 when the related bond matured.
2	Forward FX designated in a cash flow hedge relates to contracts hedging anticipated CNY, EUR, GBP, JPY and SEK transactions occurring in the quarter immediately after the balance sheet date.

All derivatives are held at fair value and fall within Level 2 of the fair value hierarchy as defined in Note 12, except for an equity warrant which falls within Level 3 (valued at $19m (2021: $15m), held within Non-current assets). None of the derivatives have been reclassified in the year.

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

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows:

			2022			2021			2020
Derivatives	0.1%	to	4.7%	(0.5)%	to	3.6%	(0.5)%	to	2.4%

14 Non-current other receivables

	2022	2021	2020
	$m	$m	$m
Prepayments	243	391	395
Accrued income	44	61	56
Retirement benefit scheme surpluses (Note 22)	90	–	–
Other receivables	458	443	269
Non-current other receivables	835	895	720

Prepayments include $nil (2021: $92m; 2020: $121m) in relation to our research collaboration with Moderna. Other receivables include $71m (2021: $44m; 2020: $56m) owed by FibroGen for promotional activity in China pursuant to the roxadustat collaboration.

15 Inventories

	2022	2021	2020
	$m	$m	$m
Raw materials and consumables	1,422	1,755	1,262
Inventories in process	1,864	5,216	1,331
Finished goods and goods for resale	1,413	2,012	1,431
Inventories	4,699	8,983	4,024

The Group recognised $9,618m (2021: $9,640m; 2020: $3,110m) of inventories as an expense within Cost of sales during the year.

Inventory write-offs in the year amounted to $479m (2021: $552m; 2020: $149m).

16 Current trade and other receivables

	2022	2021	2020
	$m	$m	$m
Trade receivables	7,271	6,054	3,829
Less: Expected credit loss provision (Note 28)	(59)	(23)	(23)
	7,212	6,031	3,806
Other receivables	1,659	1,808	1,278
Prepayments	1,329	1,512	1,735
Government grants receivable	25	–	53
Accrued income	296	293	150
Trade and other receivables	10,521	9,644	7,022

Trade receivables include $2,470m (2021: $1,865m; 2020: $1,250m) measured at FVOCI classified ‘hold to collect and sell’ as they are due from customers that the Group has the option to factor, or relate to bank acceptance drafts received in settlement of trade receivables per common practice in China.

All other financial assets included within Current trade and other receivables are held at amortised cost with carrying value being a reasonable approximation of fair value.

17 Cash and cash equivalents

	2022	2021	2020
	$m	$m	$m
Cash at bank and in hand	1,411	1,461	1,182
Short-term deposits	4,755	4,868	6,650
Cash and cash equivalents	6,166	6,329	7,832
Unsecured bank overdrafts	(183)	(291)	(286)
Cash and cash equivalents in the cash flow statement	5,983	6,038	7,546

AstraZeneca invests in constant net asset value funds and low-volatility net asset value funds with same day access for subscription and redemption. These investments fail the ‘solely payments of principal and interest’ test criteria under IFRS 9. They are therefore measured at fair value through profit and loss, although the fair value is materially the same as amortised cost.

Non-cash and other movements, within operating activities in the Consolidated Statement of Cash Flows, includes:

	2022	2021	2020
	$m	$m	$m
Share-based payments charge for the period	619	615	277
Settlement of share plan awards	(592)	(570)	(349)
Pension contributions	(205)	(174)	(172)
Pension charges recorded in operating profit	101	136	84
Long-term provision charges recorded in operating profit	87	270	66
Non-cash intangible additions	–	–	(120)
(Gain)/loss on disposal of tangible assets	(112)	4	(25)
Foreign exchange and other[1]	(590)	(186)	(37)
Total operating activities non-cash and other movements	(692)	95	(276)

[1]

Foreign exchange and other includes, among other items, the foreign exchange of intercompany transactions, including dividends, across Group entities and the related impact from hedging those transactions.

18 Assets held for sale

Assets held for sale amount to $150m (2021: $368m; 2020: $nil). Current year assets comprise Property, plant and equipment assets relating to the West Chester site in Ohio, US. AstraZeneca signed a contract on 29 November 2022 to sell the site to National Resilience, Inc. subject to anti-trust clearance. The transaction closed on 30 January 2023.

In 2021, Assets held for sale comprised Intangible assets relating to the rights to certain respiratory assets acquired from Almirall and Actavis (including Tudorza and Duaklir). The transaction closed on 4 January 2022.

19 Interest-bearing loans and borrowings

		Repayment	2022	2021	2020
		dates	$m	$m	$m
Current liabilities
Bank overdrafts		On demand	183	291	286
Other short-term borrowings excluding overdrafts			78	3	84
Collateral received from derivative counterparties			89	93	288
Lease liabilities			228	233	192
0.25% Callable bond	euros	2021	–	–	614
0.875% Non-callable bond	euros	2021	–	–	919
Floating rate notes	US dollars	2022	–	250	–
2.375% Callable bond	US dollars	2022	–	999	–
0.3% Callable bond	US dollars	2023	1,399	–	–
2023 Floating bank loan	US dollars	2023	2,000	–	–
Floating rate notes	US dollars	2023	400	–	–
3.5% Callable bond	US dollars	2023	849	–	–
7% Guaranteed debentures	US dollars	2023	294	–	–
Other loans (including commercial paper)		Within one year	22	24	3
Total			5,542	1,893	2,386
Non-current liabilities
Lease liabilities			725	754	489
Floating rate notes	US dollars	2022	–	–	250
2.375% Callable bond	US dollars	2022	–	–	996
0.3% Callable bond	US dollars	2023	–	1,397	–
2023 Floating rate bank loan	US dollars	2023	–	1,998	–
Floating rate notes	US dollars	2023	–	400	400
3.5% Callable bond	US dollars	2023	–	848	847
7% Guaranteed debentures	US dollars	2023	–	320	339
0.75% Callable bond	euros	2024	957	1,014	1,102
0.7% Callable bond	US dollars	2024	1,598	1,598	–
2024 Floating rate bank loan	US dollars	2024	1,998	1,997	–
3.375% Callable bond	US dollars	2025	1,992	1,988	1,985
0.7% Callable bond	US dollars	2026	1,195	1,193	1,192
1.2% Callable bond	US dollars	2026	1,246	1,245	–
3.125% Callable bond	US dollars	2027	746	745	744
1.25% Callable bond	euros	2028	845	896	973
1.75% Callable bond	US dollars	2028	1,245	1,244	–
4% Callable bond	US dollars	2029	995	994	993
0.375% Callable bond	euros	2029	846	898	–
1.375% Callable bond	US dollars	2030	1,293	1,292	1,291
2.25% Callable bond	US dollars	2031	747	746	–
5.75% Non-callable bond	pounds sterling	2031	420	470	475
6.45% Callable bond	US dollars	2037	2,724	2,724	2,722
4% Callable bond	US dollars	2042	988	988	988
4.375% Callable bond	US dollars	2045	981	980	980
4.375% Callable bond	US dollars	2048	737	737	737
2.125% Callable bond	US dollars	2050	487	486	486
3% Callable bond	US dollars	2051	735	734	–
Other loans	US dollars		190	202	5
Total			23,690	28,888	17,994
Total interest-bearing loans and borrowings[1,2]			29,232	30,781	20,380

1	All loans and borrowings above are unsecured apart from $22m (2021: $24m) of current and $181m (2021: $188m) of non-current in 2022, both included within Other loans.
2	The $2bn USD 2023 floating rate bank loan and $2bn USD 2024 floating rate bank loan pay interest linked to 1 month USD LIBOR. The Group has the right to switch these loans to compounded daily USD Secured Overnight Funding Rate (SOFR) with five days notice. The loans will automatically switch to compounded SOFR on 30 June 2023 if the Group has not already switched before this date. All other floating rate debt is not impacted by LIBOR reference as it either uses non-LIBOR fixings or will mature before the relevant LIBOR rate is withdrawn.

	Total	Total	Total
	loans and	loans and	loans and
	borrowings	borrowings	borrowings
	2022	2021	2020
	$m	$m	$m
At 1 January	30,781	20,380	18,227
Changes from financing cash flows
Issue of loans and borrowings	–	12,929	2,968
Repayment of loans and borrowings	(1,271)	(4,759)	(1,609)
Movement in short-term borrowings	74	(276)	288
Repayment of obligations under leases	(244)	(240)	(207)
Total changes in cash flows arising on financing activities from borrowings	(1,441)	7,654	1,440
Movement in overdrafts	(85)	31	138
New lease liabilities	253	503	174
Additions through business combinations	5	2,523	–
Exchange	(287)	(378)	363
Other movements	6	68	38
At 31 December	29,232	30,781	20,380

Also included within cash flows arising from financing activities within the Consolidated Statement of Cash Flows is a $920m cash outflow (2021: $nil; 2020: $nil) related to the Acerta Pharma share purchase liability which has a closing liability at 31 December 2022 of $1,646m (2021: $2,458m; 2020: $2,297m) within Trade and other payables (see Note 20 and Note 26).

Set out below is a comparison by category of carrying values and fair values of all the Group’s interest-bearing loans and borrowings:

	Instruments in a		Instruments		Instruments			Total
	fair value hedge		designated		designated in		Amortised	carrying	Fair
	relationship	[1]	at fair value	[2]	cash flow hedge	[3]	cost	value	value
	$m		$m		$m		$m	$m	$m
2020
Overdrafts	–		–		–		286	286	286
Lease liabilities due within one year	–		–		–		192	192	192
Lease liabilities due after more than one year	–		–		–		489	489	489
Loans and borrowings due within one year	371		–		614		923	1,908	1,922
Loans and borrowings due after more than one year	–		339		2,075		15,091	17,505	20,936
Total at 31 December 2020	371		339		2,689		16,981	20,380	23,825
2021
Overdrafts	–		–		–		291	291	291
Lease liabilities due within one year	–		–		–		233	233	233
Lease liabilities due after more than one year	–		–		–		754	754	754
Loans and borrowings due within one year	–		–		–		1,369	1,369	1,378
Loans and borrowings due after more than one year	–		320		1,910		25,904	28,134	30,596
Total at 31 December 2021	–		320		1,910		28,551	30,781	33,252
2022
Overdrafts	–		–		–		183	183	183
Lease liabilities due within one year	–		–		–		228	228	228
Lease liabilities due after more than one year	–		–		–		725	725	725
Loans and borrowings due within one year	–		294		–		4,837	5,131	5,105
Loans and borrowings due after more than one year	–		–		1,802		21,163	22,965	21,657
Total at 31 December 2022	–		294		1,802		27,136	29,232	27,898

[1]

Instruments designated as hedged items in a fair value hedge relationship relate to a designated euro 300m portion of our euro 750m 0.875% 2021 Non-callable bond which matured on 24 November 2021. The accumulated amount of fair value hedge adjustments to the bond was a loss of $10m.

[2]	Instruments designated at fair value through profit or loss include the US dollar 7% guaranteed debentures repayable in 2023.
[3]	Instruments designated in cash flow hedges are our euro 500m 0.25% Callable bond which matured in 2021, our euro 900m 0.75% 2024 Callable bond and our euro 800m 1.25% 2028 Callable bond.

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

A gain of $2m was made during the year on the fair value of bonds designated as fair value through profit or loss, due to increased credit risk. A gain of $31m has been made on these bonds since designation due to increased credit risk. Under IFRS 9, the Group records the component of fair value changes relating to the component of own credit risk through Other comprehensive income. Changes in credit risk had no material effect on any other financial assets and liabilities recognised at fair value in the Group Financial Statements. The change in fair value attributable to changes in credit risk is calculated as the change in fair value not attributable to market risk. The amount payable at maturity on bonds designated at fair value through profit or loss is $287m.

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows:

			2022			2021			2020
Loans and borrowings	4.3%	to	4.9%	0.1%	to	0.6%	(0.5)%	to	0.1%

20 Trade and other payables

	2022	2021	2020
	$m	$m	$m
Current liabilities
Trade payables	2,550	2,824	2,350
Value-added and payroll taxes and social security	468	463	390
Rebates, chargebacks, returns and other revenue accruals	6,078	5,298	4,772
Clinical trial accruals	1,417	1,047	699
Other accruals	5,551	5,649	3,905
Collaboration Revenue contract liabilities	12	12	12
Vaccine contract liabilities	169	1,003	1,616
Deferred government grant income	1	67	253
Contingent consideration	757	849	647
Acerta Pharma share purchase liability (Note 26)	867	920	–
Other payables	1,170	806	1,141
Total	19,040	18,938	15,785
Non-current liabilities
Accruals	37	25	56
Collaboration Revenue contract liabilities	14	26	38
Contingent consideration	1,465	2,016	2,676
Acerta Pharma share purchase liability (Note 26)	779	1,538	2,297
Other payables	1,975	1,328	1,017
Total	4,270	4,933	6,084

Included within Rebates, chargebacks, returns and other revenue accruals are contract liabilities of $87m (2021: $99m; 2020: $77m). The revenue recognised in the year for contract liabilities is $86m, comprising $74m relating to other revenue accruals and $12m Collaboration Revenue contract liabilities. The major markets with Rebates, chargebacks, returns and other revenue accruals are the US where the liability at 31 December 2022 amounted to $3,961m (2021: $3,172m; 2020: $3,126m), of which Rare Disease comprises $139m (2021: $127m), and China where the liability at 31 December 2022 amounted to $579m (2021: $814m; 2020: $740m).

Trade payables includes $67m (2021: $44m; 2020: $248m) due to suppliers that have signed up to a supply chain financing programme, under which the suppliers can elect on an invoice-by-invoice basis to receive a discounted early payment from the relationship bank rather than being paid in line with the agreed payment terms. If the option is taken, the Group’s liability is assigned by the supplier to be due to the relationship bank rather than the supplier. The value of the liability payable by the Group remains unchanged. The Group assesses the arrangement against indicators to assess if debts which vendors have sold to the funder under the supplier financing scheme continue to meet the definition of trade payables or should be classified as borrowings. At 31 December 2022, the payables met the criteria of Trade payables. The supply chain financing programme operates in the US, UK, Sweden and Germany, and as at 31 December 2022, the programme had 420 suppliers enrolled across these countries.

Vaccine contract liabilities relate to amounts received from customers, primarily government bodies, in advance of supply of product. Substantially all of the Vaccine contract liabilities are expected to be recognised as revenue during the next financial year. The revenue recognised in the year related to Vaccine contract liabilities held at the beginning of the year was $686m.

Deferred government grant income relates to government grants received or receivable but for which the related expenses have not been incurred.

Included within current Other payables are liabilities to Daiichi Sankyo totalling $100m (2021: $nil; 2020: $146m) resulting from the collaboration agreement in relation to Enhertu entered into in March 2019 and $nil (2021: $324m; 2020: $324m) in relation to DS-1062 entered into in July 2020. Additionally, included within non-current Other payables are liabilities totalling $1,125m (2021: $100m; 2020: $100m) as a result of the Enhertu collaboration agreement and $nil (2021: $nil; 2020: $323m) as a result of the DS-1062 collaboration agreement.

In November 2020, Calquence received marketing approval in the EU, which removed all remaining conditionality in respect of the Acerta Pharma put and call options regarding the non-controlling interest; the option was exercised in April 2021 (see Note 26). In October 2019, an amendment to the share purchase and option agreement (SPOA) with the sellers of Acerta Pharma (originally entered into in December 2015) came into effect, changing certain terms of the SPOA on both the timing and also reducing the maximum consideration that would be required to be made to acquire the remaining outstanding shares of Acerta Pharma if the options were exercised. The payments will be made in similar annual instalments in 2022 through to 2024, with the first payment of $920m made in 2022. The changes to the terms are reflected in the assumptions used to calculate the amortised cost of the liability as at 31 December 2022 of $1,646m (2021: $2,458m; 2020: $2,297m). Interest arising from amortising the liability is included within Finance Expense (see Note 3). The associated cash flows are disclosed as financing activities within the Consolidated Statement of Cash Flows.

With the exception of Contingent consideration payables of $2,222m (2021: $2,865m; 2020: $3,323m) which are held at fair value within Level 3 of the fair value hierarchy as defined in Note 12, all other financial liabilities are held at amortised cost with carrying value being a reasonable approximation of fair value.

Contingent consideration

	2022	2021	2020
	$m	$m	$m
At 1 January	2,865	3,323	4,139
Settlements	(772)	(643)	(822)
Disposals[1]	(121)	–	–
Revaluations	82	14	(272)
Reclassification to Other payables	–	(55)	–
Discount unwind (Note 3)	168	226	278
At 31 December	2,222	2,865	3,323

[1]

On 4 January 2022, AstraZeneca completed the sale of the global rights to Tudorza and Duaklir to Covis Pharma GmbH. The divestment resulted in the remaining outstanding Contingent consideration payable of $121m related to these assets being extinguished on the basis that AstraZeneca is no longer obliged to make such payments to Almirall.

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

Revaluations of Contingent consideration are recognised in Selling, general and administrative expense and include an increase of $182m in 2022 (2021: an increase of $42m; 2020: a decrease of $51m) based on revised milestone probabilities, and revenue and royalty forecasts, relating to the acquisition of BMS’s share of the Global Diabetes Alliance. Discount unwind on the liability is included within Finance expense (see Note 3).

The discount rate used for the Contingent consideration balances range from 3% to 9%. The most significant Contingent consideration balance is the Global Diabetes Alliance which is discounted at 8% and is reviewed against comparable benchmarks on a regular basis.

Management has identified that reasonably possible changes in certain key assumptions, including the likelihood of achieving successful trial results, obtaining regulatory approval, the projected market share of the therapy area and expected pricing for launched products, may cause the calculated fair value of the above contingent consideration to vary materially in future years.

The contingent consideration balance relating to BMS’s share of Global Diabetes Alliance of $2,124m (2021: $2,544m; 2020: $2,932m) would increase/decrease by $212m with an increase/decrease in sales of 10% as compared with the current estimates.

The maximum development and sales milestones payable under outstanding Contingent consideration arrangements arising on business combinations are as follows:

		Nature of	Maximum future milestones
Acquisitions	Year	contingent consideration	$m
Spirogen	2013	Milestones	180
Amplimmune	2013	Milestones	150
Almirall[1]	2014	Milestones and royalties	345

1	These contingent consideration liabilities have been designated as the hedge instrument in a net investment hedge of foreign currency risk arising on the Group’s underlying US dollar net investments held in non-US dollar denominated subsidiaries. Exchange differences on the retranslation of the contingent consideration liability are recognised in Other comprehensive income to the extent that the hedge is effective. Any ineffectiveness is taken to profit.

The amount of royalties payable under the arrangements is inherently uncertain and difficult to predict, given the direct link to future sales and the range of outcomes. The maximum amount of royalties payable in each year is with reference to net sales.

21 Provisions

			Employee		Other
	Severance	Environmental	benefits	Legal	provisions	Total
	$m	$m	$m	$m	$m	$m
At 1 January 2020	241	96	130	642	455	1,564
Transfers in	–	–	–	–	258	258
Charge for year	116	34	15	16	95	276
Cash paid	(62)	(30)	(48)	(295)	(56)	(491)
Reversals	(89)	–	(2)	(14)	(27)	(132)
Exchange and other movements	8	–	33	(1)	45	85
At 31 December 2020	214	100	128	348	770	1,560
Additions through business combinations (Note 27)	–	–	41	73	27	141
Charge for year	238	23	46	109	456	872
Cash paid	(172)	(32)	(49)	(285)	(84)	(622)
Reversals	(62)	–	–	(5)	(175)	(242)
Exchange and other movements	(6)	(1)	29	(1)	(6)	15
At 31 December 2021	212	90	195	239	988	1,724
Charge for year	227	61	1	830	365	1,484
Cash paid	(223)	(19)	(41)	(814)	(185)	(1,282)
Reversals	(43)	–	(27)	(94)	(98)	(262)
Exchange and other movements	(8)	(1)	15	–	(52)	(46)
At 31 December 2022	165	131	143	161	1,018	1,618

	2022	2021	2020
	$m	$m	$m
Due within one year	722	768	976
Due after more than one year	896	956	584
Total	1,618	1,724	1,560

Provisions are often subject to substantial uncertainties with regard to the timing and final amounts of any payments. As such, once established, these amounts remain in Provisions until settlement is reached and uncertainty resolved, with no transfer to Trade and other payables prior to payment.

Severance provisions arise predominantly in connection with global restructuring initiatives, including the Post Alexion Acquisition Group Review, which involve rationalisation of the global supply chain, the sales and marketing organisation, IT and business support infrastructure, and R&D.

In conjunction with the acquisition of Alexion in 2021, the enlarged Group initiated a comprehensive Post Alexion Acquisition Group Review, aimed at integrating systems, structure and processes, optimising the global footprint and prioritising resource allocations and investments. The Group has also continued to progress other legacy restructuring programmes.

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

Details of the Environmental provisions totalling $131m (2021: $90m; 2020: $100m) and ongoing matters are provided in Note 30. The legal issues are often subject to substantial uncertainties with regard to the timing and final amounts of any payments. A significant proportion of the total legal provision relates to matters settled, but not paid, in previous periods. These uncertainties can also cause reversal in previously established provisions once final settlement is reached.

The majority of Employee benefit provisions relate to Executive Deferred Compensation Plans, which include uncertainty over the ultimate timing and amount of payment to be made to the executives.

Other provisions comprise amounts relating to specific contractual or constructive obligations and disputes. Included within Other provisions are amounts associated with long-standing product liability settlements that arose prior to the merger of Astra and Zeneca, which given the nature of the provision, the amounts are expected to be settled over many years; the final settlement values and timings are uncertain. Also included in Other provisions is an amount of $165m (2021: $185m; 2020: $258m), in relation to third-party liability and other risks (including incurred but not yet reported claims); the claims are considered to be uncertain as to timing and amount. In 2022, charges to Other provisions included $301m in relation to termination fees and onerous contracts with contract manufacturing organisations and are expected to be settled within the next 12 months. Charges to Other provisions in 2022 also included $12m (2021: $243m) in relation to the Post Alexion Acquisition Group Review restructuring programme, which has a closing provision of $143m (2021: $243m), including $95m (2021: $158m) held in non-current provisions expected to be settled over time by 2025.

No provision has been released or applied for any purpose other than that for which it was established.

22 Post-retirement and other defined benefit schemes

Background

This section predominantly covers defined benefit arrangements like post retirement pension and medical plans which make up the vast bulk of the Group’s liabilities. However, it also incorporates other benefits which fall under IAS 19 rules and which require an actuarial valuation, including but not limited to: Lump Sum plans, Long Service Awards and defined contribution pension plans which have some defined benefit characteristics (e.g. a minimum guaranteed level of benefit). In total, over 50 plans in 28 countries are covered.

The Group and most of its subsidiaries offer retirement plans which cover the majority of employees. The Group’s policy is to provide defined contribution (DC) orientated pension provision to its employees unless otherwise compelled by local regulation. As a result, many of these retirement plans are DC, where the Group contribution and resulting charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK, the US and Sweden, are defined benefit (DB), where benefits are based on employees’ length of service and linked to their salary. The major DB plans are largely legacy arrangements as they have been closed to new entrants since 2000, apart from the collectively bargained Swedish plan (which is still open to employees born before 1979). During 2010, following consultation with its UK employees’ representatives, the Group introduced a freeze on pensionable pay at 30 June 2010 levels for DB members of the UK Pension Fund. The number of active members in the Fund continues to decline and is now 452 employees. In November 2017, the Group closed the qualified and non-qualified US DB pension plans to future accrual (and removed any salary link) from 31 December 2017.

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

With a general improvement in funding solvency over the course of 2022, three of the Group's defined benefit plans had surplus positions, with three other plans close to full funding and therefore to surplus. As a result, the Group reviewed its policy on surplus recognition, paying particular attention to the requirements of IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’. The Group concluded that in five instances, the surplus would be repayable, while a small surplus in Sweden was derecognised.

Financing Principles and Funding Framework

Eighty eight per cent of the Group’s total DB obligations (or 56% of net obligations) at 31 December 2022 are in schemes within the UK, the US and Sweden. In these countries, the pension obligations are funded in line with the Group’s financing principles, as disclosed in prior years. There were no changes to these principles during 2022.

The Group has developed a long-term funding framework to implement these principles. This framework targets either full funding on a low-risk funding measure, or buyout with an external insurer as the pension funds mature, with affordable long-term de-risking of investment strategy along the way. Unless local regulation dictates otherwise, this framework determines the cash contributions payable.

UK

The UK Pension Fund represents approximately 59% of the Group’s DB obligations at 31 December 2022. The financing principles are modified in light of the UK regulatory requirements (summarised below) and resulting discussions with the Trustee.

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

The Pension Scheme Act 2021 became effective in the UK from 1 October 2021. A section of this Act places additional legal requirements on companies who sponsor UK defined benefit pension schemes, to monitor and assess corporate activity, with a focus on the potential impact of such activity on the ongoing security of these benefits. The Group has developed a framework to ensure it meets its responsibilities under the Act.

There have been two UK High Court Rulings relating to Guaranteed Minimum Pensions (GMP) equalisation in 2018 and 2020. Following the publication of guidance around implementation in 2021, the Trustee, with input from the Group, has made significant progress in equalising benefits. Further details are set out later on in this Note. An estimate of the impact of these changes has already been recognised in 2018 and 2020, and actual experience is in line with the estimates previously recognised.

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

The last full actuarial valuation of the UK Pension Fund was carried out by a qualified actuary as at 31 March 2019. It was finalised in June 2020 and in early 2021, the Pensions Regulator acknowledged the outcome and no issues were raised. The funding assumptions used in this actuarial valuation were set out in the Group’s 2020 report. The actuarial valuation as at 31 March 2022 is currently in progress, with a likely timescale for completion during the second quarter of 2023. However, the value of the Fund’s obligations disclosed at 31 December 2022 incorporates data from this latest actuarial valuation including updated membership information and demographic assumptions.

Aspects of the triennial actuarial valuation are governed by a long-term funding agreement, effective since October 2016 and which sets out a path to full funding on a low-risk measure. Under this agreement, if a deficit exists, the Group is required to provide security. A key element of this security is to grant a charge in favour of the Trustee over land and buildings on the Cambridge Biomedical Campus, required to be effective within three months of the practical completion of the site, or by 30 June 2023 (whichever is earlier). An extension was granted by the Trustee to this backstop date in 2022. This charge is not currently in force. When effective, the charge would only crystallise in the event of the Group’s insolvency. This charge will provide long-term security in respect of future UK Pension Fund contributions and is capped at £350m.

In relation to deficit recovery contributions, a lump sum contribution of £39m was made in March 2022, with a further £39m contribution due before 31 March 2023. In addition, a contribution of £30m was also made in March 2022, which was a final instalment of a separate deferred contribution explained below.

During 2017, the Group provided a letter of credit to the Trustee, to underwrite the deferral of an additional deficit recovery contribution of approximately £126m which was due in 2017. This contribution was paid in five instalments (with interest) from March 2018 to March 2022. The letter of credit underwriting these payments reduced in value as each annual payment was made and given all payments have been made, the letter of credit has now expired.

Substantial progress was made over 2022 in equalising GMP for members of the UK Pension Fund. The method of equalisation adopted was to convert GMP to simplify the structure and administration of benefits. As at 31 December 2022, a majority of pensioner and dependent members have had their benefits equalised. Further work will be completed over 2023 to address equalisation for the remaining affected members. As part of the GMP equalisation project, a Pension Increase Exchange (“PiE”) option has also been provisionally made available to the majority of pensioner members, at the Group’s discretion. This option provides the member with a choice to opt for a higher pension right away, but with no (or fewer) inflation linked increases in the future. The PIE option element of the project is currently ongoing and if it proceeds, will not conclude until 2023.

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

On current bases, it is expected that ongoing contributions (excluding those in respect of past service deficit contributions) during the year ending 31 December 2023 for the UK scheme will be approximately $20m.

Liquidity and liability hedging

Significant increases in UK Government bond yields over September and October created liquidity challenges for many UK defined benefit schemes with liability hedging portfolios, who needed to post collateral quickly to meet margin calls on derivative holdings. The Group's UK Pension Fund was not adversely impacted over this period due to a combination of Group and Trustee oversight and a functioning risk management policy. The UK Pension Fund did not require any financial support from the Group, was self-sufficient and operated normally throughout this period. The Fund maintained its investment strategy and funding solvency materially improved over the year. Furthermore, with the UK Pension Fund ahead of its long term plan, this improvement allowed the Trustee, with support from the Group to de-risk investment strategy ahead of plan, reducing long term investment risk both to the Group and members in an affordable manner.

United States and Sweden

The US and Sweden plans account for 13% and 16%, respectively, of the Group’s defined benefit obligations. The US and Sweden pension plans are governed by Fiduciary Bodies with responsibility for the investment of the assets. These plans are funded in line with the Group’s financing principles and local regulations.

The US defined benefit pension plans were actuarially revalued at 31 December 2022, when plan obligations were $907m and plan assets were $835m. This includes obligations in respect of the non-qualified plan which is unfunded. The qualified US pension plan is close to fully funded on an IAS 19 basis and has a positive funding balance on the local statutory measure. As such, no contributions are required, and the investment strategy is largely de-risked. During 2022, the Group submitted the legal documentation required to terminate the plan and move to a full buy-out and settlement of the liabilities. This process is currently ongoing and if the Group proceeds, it is not expected to complete until midway 2023 at the earliest.

The Swedish defined benefit pension plans were actuarially valued at 31 December 2022, when plan obligations were estimated to amount to $1,312m and plan assets were $946m. The local Swedish GAAP funding position can influence contribution policy. Over 2022, for the main pension fund, the Group did not request a reimbursement of benefit payments made throughout the year, which totalled approximately $44m.

On current bases, it is expected that ongoing contributions (excluding those in respect of past service deficit contributions) during the year ending 31 December 2023 for the United States and Sweden will be approximately $55m.

Other defined benefit plans

The Group provides benefit plans other than pensions which have to be reported under IAS 19. These include Lump Sum plans, Long Service Awards and defined contribution pension plans which have a guaranteed minimum benefit. However, the largest category of these ‘other’ non-pension plans are healthcare benefits.

In the US, and to a lesser extent in certain other countries, the Group’s employment practices include the provision of healthcare and life assurance benefits for eligible retired employees. As at 31 December 2022, some 3,393 retired employees and covered dependants currently benefit from these provisions and some 2,339 current employees will be eligible on their retirement. The Group accrues for the present value of such retiree obligations over the working life of the employee. In practice, these benefits will be funded with reference to the financing principles.

In the US, the Post Retirement Welfare Plan which provides retiree medical benefits has a surplus of $62m. As a result, the investment strategy has been fully de-risked. The Group has concluded that under current legislation, the surplus would be repayable in the future to subsidise other medical benefits offered to employees. As such, there are no adjustments required in respect of IFRIC 14 ‘IAS 19 – The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’.

The cost of post-retirement benefits other than pensions for the Group in 2022 was $1m (2021: $1m; 2020: $1m). Plan assets were $173m and plan obligations were $129m at 31 December 2022. These benefit plans have been included in the disclosure of post-retirement benefits under IAS 19.

Financial assumptions

Qualified independent actuaries have updated the actuarial valuations under IAS 19 for the major defined benefit schemes operated by the Group to 31 December 2022. The assumptions used may not necessarily be borne out in practice, due to the inherent financial and demographic uncertainty associated with making long-term projections. These assumptions reflect the changes which have the most material impact on the results of the Group and were as follows:

				2021
	UK	US	Sweden	Rest of Group[4]
Inflation assumption	3.3%	–	2.3%	2.2%
Rate of increase in salaries	– [1]	–	3.8%	3.7%
Rate of increase in pensions in payment	3.1%	–	2.3%	2.2%
Discount rate – defined benefit obligation	1.9%	2.8%	1.8%	1.2%
Discount rate – interest cost	1.9%	2.2%	1.6%	1.0%
Discount rate – service cost	1.9%	n/a	1.9%	1.4%

				2022
	UK	US	Sweden	Rest of Group[4]
Inflation assumption	3.2%	–	1.9%	2.5%
Rate of increase in salaries	– [1]	–	3.4%	4.0%
Rate of increase in pensions in payment	3.1%	–	1.9%	2.5%
Discount rate – defined benefit obligation[2]	4.9%	5.0%	4.1%	3.7%
Discount rate – interest cost[3]	5.0%	4.9%	4.0%	3.8%
Discount rate – service cost[3]	4.8%	n/a	4.0%	3.7%

1	Pensionable pay frozen at 30 June 2010 levels following UK fund changes.
2	Group defined benefit obligation as at 31 December 2022 calculated using discount rates based on market conditions as at 31 December 2022.
3	2022 interest costs and service costs calculated using discount rates based on market conditions as at 31 December 2021.
4	Rest of Group reflects the assumptions in Germany as these have the most material impact on the Group.

The weighted average duration of the post-retirement scheme obligations is approximately 12 years in the UK, 10 years in the US, 16 years in Sweden and 14 years for the Rest of the Group (including Germany).

Demographic assumptions

The mortality assumptions are based on country-specific mortality tables. These are compared to actual experience and adjusted where sufficient data are available. Additional allowance for future improvements in life expectancy is included for all major schemes where there is credible data to support a continuing trend.

The table below illustrates life expectancy assumptions at age 65 for male and female members retiring in 2022 and male and female members expected to retire in 2042 (2021: 2021 and 2041 respectively).

	Life expectancy assumption for a male member retiring at age 65				Life expectancy assumption for a female member retiring at age 65
Country	2022	2042	2021	2041	2022	2042	2021	2041
UK	22.2	23.2	22.5	23.7	23.8	24.9	23.9	25.2
US	22.0	23.2	21.9	23.2	23.4	25.0	23.3	24.9
Sweden	21.8	23.6	21.9	23.6	23.9	26.0	24.5	25.6

In the UK, the Group updated the mortality tables used, reflecting analysis carried out as part of the latest actuarial valuation and adopted the CMI 2021 Mortality Projections Model with a 1% long-term improvement rate. Other demographic assumptions were updated based on analysis carried out as part of the 2022 actuarial valuation including the assumed age gap between members and their partners. The Group assumes that 25% of members (2021: 30%) will transfer out of the defined benefit section of the AstraZeneca Pension Fund at the point of retirement.

In the US and Sweden the Group continues to use the most recently published mortality tables. No update was published in the US in 2022 and MP-2021 continues to be used, but a new table, DUS21, has been used in Sweden.

Risks associated with the Group’s defined benefit pension schemes

The UK defined benefit plan accounts for 59% of the Group’s defined benefit obligations and exposes the Group to a number of risks, the most significant of which are:

Risk	Description	Mitigation
Volatile asset returns

The Defined Benefit Obligation (DBO) is calculated using a discount rate set with reference to AA-rated corporate bond yields; asset returns that differ from the discount rate will create an element of volatility in the solvency ratio. Approximately 60% of the UK Pension Fund is invested in growth assets. Although these growth assets are expected to outperform AA-rated corporate bonds in the long term, they can lead to volatility and mismatching risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given the UK Pension Fund’s long-term objectives.

In order to mitigate investment risk, the Trustee invests in a suitably diversified range of asset classes, return drivers and investment managers. The investment strategy will evolve to further improve the expected risk/return profile as opportunities arise. De-risking of the investment strategy took place over 2022, as the Fund moved ahead of its long-term target, with exposure to Growth Assets reducing from approximately 72.5% to 61.0%.

The Trustee has hedged approximately 93% of unintended non-sterling, overseas currency risk within the UK Pension Fund assets.

Changes in bond yields	A decrease in corporate bond yields will increase the present value placed on the DBO for accounting purposes.

The interest rate hedge of the UK Pension Fund is implemented via holding gilts (and gilt repurchase agreements or “gilt repo”) of appropriate duration, set to target a hedge ratio of approximately 100% of total assets. This hedge protects to a large degree against falls in long-term interest rates and the UK Pension Fund is approximately 98% hedged as a percentage of assets at the end of 2022. Furthermore, over 2022, the liability hedging benchmark was moved to a 100% gilt-based hedging strategy to reduce funding basis risk and almost all net swap exposure was removed. Nonetheless, there remain differences in the bonds and instruments held by the UK Pension Fund to hedge interest rate risk on the statutory and long-term funding basis (gilts and gilt repo) and the bonds analysed to set the DBO discount rate on an accounting basis (AA corporate bonds). As such, there remains some mismatching risk (albeit less than in previous years) on an accounting basis should yields on gilts diverge compared to AA corporate bonds.

Inflation risk

The majority of the DBO is indexed in line with price inflation (mainly inflation as measured by the UK Retail Price Index (RPI) but also for some members a component of pensions is indexed by the UK Consumer Price Index (CPI)) and higher inflation will lead to higher liabilities (although, in most cases, this is capped at an annual increase of 5%). It was confirmed in November 2020 the intention to align RPI with Consumer Price Index including Housing (CPIH) from 2030. Other things being equal, this will lead to lower liability valuations.

The UK Pension Fund holds RPI index-linked gilts and gilt repo. As with the interest rate hedge, the liability benchmark was changed over 2022 to facilitate hedging solely with gilts rather than the previous mix of gilts and swaps. The inflation hedge of the UK Pension Fund protects to some degree against higher-than-expected inflation increases on the DBO (approximately 93% hedged as a percentage of assets at the end of 2022). There is a framework in place to gradually increase the level of inflation hedging to 100% of assets over time.

Life expectancy	The majority of the UK Pension Fund’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

The UK Pension Fund entered into a longevity swap during 2013 which provides hedging against the longevity risk of increasing life expectancy over the next 75 years for around 10,000 of the UK Pension Fund’s current pensioners and covers $1.9bn of the UK Pension Fund’s liabilities. A one-year increase in life expectancy would result in a $191m increase in pension fund obligations, which would be partially offset by a $103m increase in the value of the longevity swap and hence the pension fund assets. The impact of the COVID-19 pandemic on long-term mortality assumptions is not yet known. The Group will conduct a mortality review once robust data is available.

Other risks

There are a number of other risks of administering the UK Pension Fund which the Trustee manages with Group input. Some of the major risks include counterparty risks from using derivatives and collateral management risk (mitigated by using a specialist investment manager to oversee a diversified range of counterparties of high standing, ensuring positions are collateralised daily and having a robust collateral management policy). Furthermore, there are operational risks (such as paying out the wrong benefits) and legislative risks (such as the pensions regulator introducing new legislation). These are mitigated so far as possible via the governance structure in place which oversees and administers the pension funds.

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

Assets and obligations of defined benefit schemes

The assets and obligations of the defined benefit schemes operated by the Group at 31 December 2022, as calculated in accordance with IAS 19, are shown below. The fair values of the schemes’ assets are not intended to be realised in the short term and may be subject to significant change before they are realised. The present value of the schemes’ obligations is derived from cash flow projections over long periods and is therefore inherently uncertain.

There has been a material fall in both asset and liability valuations over 2022, predominantly due to significant increases in long-term global bond yields. This had the impact of lowering liability and asset valuations.

Scheme assets

											2021
		UK		US		Sweden		Rest of Group		Total
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Government bonds[1]	2,500	–	303	–	–	–	75	–	2,878	–	2,878
Corporate bonds[2]	–	–	877	–	–	–	16	–	893	–	893
Derivatives[3]	–	(237)	2	(1)	–	259	(1)	–	1	21	22
Investment funds: Listed Equities[4]	–	1,427	–	–	–	134	55	6	55	1,567	1,622
Investment funds: Absolute Return/Multi Strategy[4]	–	2,342	–	–	–	647	8	–	8	2,989	2,997
Investment funds: Corporate Bonds/Credit[4]	–	1,006	–	–	–	192	53	11	53	1,209	1,262
Cash and cash equivalents	34	261	227	–	–	2	–	2	261	265	526
Other	–	–	–	5	–	–	1	358	1	363	364
Total fair value of scheme assets[5]	2,534	4,799	1,409	4	–	1,234	207	377	4,150	6,414	10,564

											2022
		UK		US		Sweden		Rest of Group		Total
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Government bonds[1]	1,931	–	104	–	–	–	60	–	2,095	–	2,095
Corporate bonds[2]	–	–	622	–	–	–	11	–	633	–	633
Derivatives[3]	–	(608)	(2)	(3)	–	325	(2)	–	(4)	(286)	(290)
Investment funds: Listed Equities[4]	–	265	–	–	–	–	49	4	49	269	318
Investment funds: Absolute Return/Multi Strategy[4]	–	1,701	–	–	–	475	6	–	6	2,176	2,182
Investment funds: Corporate Bonds/Credit[4]	–	817	–	–	–	144	49	10	49	971	1,020
Cash and cash equivalents	52	415	285	–	–	2	–	4	337	421	758
Other	–	–	–	2	–	–	1	311	1	313	314
Total fair value of scheme assets[5]	1,983	2,590	1,009	(1)	–	946	174	329	3,166	3,864	7,030

1	Predominantly developed markets in nature.
2	Predominantly developed markets in nature and investment grade (AAA-BBB).
3	Includes interest rate swaps, inflation swaps, longevity swap, equity total return swaps and other contracts. More detail is given in the section Risks associated with the Group’s defined benefit pensions on page 176. Valuations are determined by independent third parties.
4	Investment Funds are pooled, commingled vehicles, whereby the pension scheme owns units in the fund, alongside other investors. The pension schemes invest in a number of Investment Funds, including Listed Equities (primarily developed markets with some emerging markets), Corporate Bonds/Credit (a range of investment-grade and non investment-grade credit) and Absolute Return/Multi Strategy (multi-asset exposure both across and within traditional and alternative asset classes). The price of the funds is set by independent administrators/custodians employed by the investment managers and based on the value of the underlying assets held in the fund. Details of pricing methodology is set out within internal control reports provided for each fund. Prices are updated daily, weekly or monthly depending upon the frequency of the fund’s dealing.
5	Included in scheme assets is less than $1m of the Group’s own assets (2021: $nil). The assets are AstraZeneca corporate debt held by the US qualified plan and amount to 0.05% of the plan's assets.

Scheme obligations

					2021
	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m
Present value of scheme obligations in respect of:
Active membership	(532)	(81)	(926)	(523)	(2,062)
Deferred membership	(1,709)	(693)	(718)	(465)	(3,585)
Pensioners	(5,700)	(630)	(729)	(312)	(7,371)
Total value of scheme obligations	(7,941)	(1,404)	(2,373)	(1,300)	(13,018)

					2022
	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m
Present value of scheme obligations in respect of:
Active membership	(212)	(54)	(430)	(424)	(1,120)
Deferred membership	(804)	(437)	(369)	(299)	(1,909)
Pensioners	(3,785)	(531)	(513)	(250)	(5,079)
Total value of scheme obligations	(4,801)	(1,022)	(1,312)	(973)	(8,108)

Net (deficit)/surplus in the scheme

					2021
	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m
Total fair value of scheme assets	7,333	1,413	1,234	584	10,564
Total value of scheme obligations	(7,941)	(1,404)	(2,373)	(1,300)	(13,018)
Deficit in the scheme as recognised in the Consolidated Statement of Financial Position	(608)	9	(1,139)	(716)	(2,454)
Included in Non-current other receivables	–	–	–	–	–
Included in Retirement benefit obligations	(608)	9	(1,139)	(716)	(2,454)
	(608)	9	(1,139)	(716)	(2,454)

						2022
	UK	US	Sweden	Rest of Group		Total
	$m	$m	$m	$m		$m
Total fair value of scheme assets	4,573	1,008	946	503		7,030
Total value of scheme obligations	(4,801)	(1,022)	(1,312)	(973)		(8,108)
Deficit in the scheme as recognised in the Consolidated Statement of Financial Position	(228)	(14)	(366)	(470)		(1,078)
Included in Non-current other receivables	–	62	–	28	[1]	90
Included in Retirement benefit obligations	(228)	(76)	(366)	(498)		(1,168)
	(228)	(14)	(366)	(470)		(1,078)

[1]	Surpluses were recognised in Ireland and Belgium.

Fair value of scheme assets

					2022					2021
	UK	US	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At beginning of year	7,333	1,413	1,234	584	10,564	7,179	1,570	1,338	581	10,668
Interest income on scheme assets	123	29	18	5	175	75	27	12	4	118
Expenses	(5)	(2)	–	–	(7)	(7)	–	–	–	(7)
Actuarial gains/(losses)	(1,964)	(295)	(153)	(55)	(2,467)	372	(22)	62	3	415
Exchange and other adjustments	(728)	–	(152)	(34)	(914)	(77)	(5)	(132)	1	(213)
Employer contributions	118	7	43	37	205	122	19	5	28	174
Participant contributions	1	5	–	5	11	2	–	–	2	4
Benefits paid	(305)	(149)	(44)	(39)	(537)	(333)	(176)	(51)	(35)	(595)
Scheme assets’ fair value at end of year	4,573	1,008	946	503	7,030	7,333	1,413	1,234	584	10,564

The actual return on the plan assets was a loss of $2,292m (2021: gain of $533m). The asset loss was driven predominantly by a fall in the value of the liability hedging portfolio in the UK and to a lesser extent, in the US and Sweden as long term bond yields increased. The asset loss was more than offset by the fall in the liability value shown in the table below.

Movement in post-retirement scheme obligations

					2022					2021
	UK	US	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Present value of obligations in scheme at beginning of year	(7,941)	(1,404)	(2,373)	(1,300)	(13,018)	(8,425)	(1,601)	(2,525)	(1,319)	(13,870)
Current service cost	(14)	(1)	(35)	(38)	(88)	(18)	(2)	(69)	(34)	(123)
Past service (cost)/credit	(5)	–	(4)	3	(6)	(4)	–	(1)	–	(5)
Participant contributions	(1)	(4)	–	(5)	(10)	(2)	–	–	(2)	(4)
Benefits paid	305	149	44	39	537	333	176	51	35	595
Interest expense on post-retirement scheme obligations	(132)	(29)	(31)	(12)	(204)	(87)	(28)	(22)	(8)	(145)
Actuarial gains/(losses)	2,243	268	806	268	3,585	199	46	(43)	9	211
Exchange and other adjustments	744	(1)	281	72	1,096	63	5	236	19	323
Present value of obligations in scheme at end of year	(4,801)	(1,022)	(1,312)	(973)	(8,108)	(7,941)	(1,404)	(2,373)	(1,300)	(13,018)

The obligations arise from over 50 plans in 28 countries:

					2022					2021
	UK	US	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funded – pension schemes[1]	(4,787)	(851)	(1,310)	(842)	(7,790)	(7,927)	(1,178)	(2,371)	(1,160)	(12,636)
Funded – post-retirement healthcare	–	(111)	–	–	(111)	–	(143)	–	–	(143)
Unfunded – pension schemes[1]	–	(60)	(2)	(122)	(184)	–	(83)	(2)	(127)	(212)
Unfunded – post-retirement healthcare	(14)	–	–	(9)	(23)	(14)	–	–	(13)	(27)
Total	(4,801)	(1,022)	(1,312)	(973)	(8,108)	(7,941)	(1,404)	(2,373)	(1,300)	(13,018)

[1]	Includes defined benefit pension schemes and other plans, such as Lump Sum, Long Service Award and DC plans with underpins.

Consolidated Statement of Comprehensive Income disclosures

The amounts that have been charged to the Consolidated Statement of Comprehensive Income, in respect of defined benefit schemes for the year ended 31 December 2022, are set out below.

					2022					2021
	UK	US	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Operating profit
Current service cost	(14)	(1)	(35)	(38)	(88)	(18)	(2)	(69)	(35)	(124)
Past service (cost)/credit	(5)	–	(4)	3	(6)	(4)	–	(1)	–	(5)
Expenses	(5)	(2)	–	–	(7)	(7)	–	–	–	(7)
Total charge to Operating profit	(24)	(3)	(39)	(35)	(101)	(29)	(2)	(70)	(35)	(136)
Finance expense
Interest income on scheme assets	123	29	18	5	175	75	27	12	5	119
Interest expense on post-retirement scheme obligations	(132)	(29)	(31)	(12)	(204)	(87)	(28)	(22)	(8)	(145)
Net interest on post-employment defined benefit plan liabilities	(9)	–	(13)	(7)	(29)	(12)	(1)	(10)	(3)	(26)
Charge before taxation	(33)	(3)	(52)	(42)	(130)	(41)	(3)	(80)	(38)	(162)
Other comprehensive income
Difference between the actual return and the expected return on the post-retirement scheme assets	(1,964)	(295)	(153)	(55)	(2,467)	372	(22)	62	3	415
Experience gains/(losses) arising on the post-retirement scheme obligations	55	(16)	(99)	(6)	(66)	(43)	(9)	–	74	22
Changes in financial assumptions underlying the present value of the post-retirement scheme obligations	2,272	284	896	275	3,727	239	59	(43)	(61)	194
Changes in demographic assumptions	(84)	–	9	(1)	(76)	3	(4)	–	(4)	(5)
Remeasurement of the defined benefit liability	279	(27)	653	213	1,118	571	24	19	12	626

Past service costs include granting early retirement in UK and Sweden.

Total Group pension costs in respect of defined contribution and defined benefit schemes during the year are set out below (see Note 29).

	2022	2021
	$m	$m
Defined contribution schemes	445	428
Defined benefit schemes − current service costs and expenses	95	131
Defined benefit schemes − past service cost	6	5
Pension costs	546	564

Rate sensitivities

The following table shows the US dollar effect of a change in the significant actuarial assumptions used to determine the retirement benefits obligations in our three main defined benefit pension obligation countries.

		2022		2021
	+0.5%	−0.5%	+0.5%	−0.5%
Discount rate
UK ($m)	262	(289)	565	(634)
US ($m)	46	(49)	79	(84)
Sweden ($m)	95	(107)	197	(226)
Total ($m)	403	(445)	841	(944)

		2022		2021
	+0.5%	−0.5%	+0.5%	−0.5%
Inflation rate[1]
UK ($m)	(173)	165	(386)	375
US ($m)	n/a	n/a	n/a	n/a
Sweden ($m)	(104)	93	(207)	196
Total ($m)	(277)	258	(593)	571

		2022		2021
	+0.5%	−0.5%	+0.5%	−0.5%
Rate of increase in salaries
UK ($m)	n/a	n/a	n/a	n/a
US ($m)	n/a	n/a	n/a	n/a
Sweden ($m)	(47)	43	(90)	82
Total ($m)	(47)	43	(90)	82

			2022			2021
	+1 year		−1 year		+1 year	−1 year
Mortality rate
UK ($m)	(191)	[2]	193	[3]	(390)	388
US ($m)	(20)		20		(29)	29
Sweden ($m)	(44)		44		(94)	93
Total ($m)	(255)		257		(513)	510

1	Rate of increase in pensions in payment follows inflation.
2	Of the $191m increase, $103m is covered by the longevity swap.
3	Of the $193m decrease, $103m is covered by the longevity swap.

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

23 Reserves

Retained earnings

The cumulative amount of goodwill written off directly to reserves resulting from acquisitions, net of disposals, amounted to $591m (2021: $615m; 2020: $636m) using year-end rates of exchange.

At 31 December 2022, 1,671,446 shares, at a cost of $112m, have been deducted from Retained earnings (2021: 3,922,122 shares, at a cost of $239m; 2020: 556,108 shares, at a cost of $51m) to satisfy future vesting of employee share plans.

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

	2022	2021	2020
	$m	$m	$m
Cumulative translation differences included within Retained earnings
At 1 January	(1,934)	(1,143)	(2,189)
Foreign exchange arising on consolidation	(1,446)	(483)	443
Exchange adjustments on goodwill (recorded against other reserves)	(24)	(21)	22
Foreign exchange arising on designated liabilities in net investment hedges[1]	(282)	(321)	573
Fair value movements on derivatives designated in net investment hedges	(8)	34	8
Net exchange movement in Retained earnings	(1,760)	(791)	1,046
At 31 December	(3,694)	(1,934)	(1,143)

1	Foreign exchange arising on designated liabilities in net investment hedges includes $102m in respect of designated bonds and $(384)m in respect of designated contingent consideration and other liabilities. The change in value of designated contingent consideration liabilities relates to $(369)m in respect of BMS’ share of Global Diabetes Alliance, and $(15)m in respect of Almirall.

The cumulative loss with respect to costs of hedging is $3m (2021: gain of $4m; 2020: gain of $9m) and the loss during the year was $7m (2021: loss of $6m; 2020: gain of $9m).

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

24 Share capital

		Allotted, called-up and fully paid
	2022	2021	2020
	$m	$m	$m
Issued Ordinary Shares ($0.25 each)	387	387	328
Redeemable Preference Shares (£1 each – £50,000)	–	–	–
At 31 December	387	387	328

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The Company does not have a limited amount of authorised share capital.

The movements in the number of Ordinary Shares during the year can be summarised as follows:

			No. of shares
	2022	2021	2020
At 1 January	1,549,400,665	1,312,668,724	1,312,137,976
Issue of share capital (business combinations)	–	236,321,411	–
Issue of shares (share schemes)	399,365	410,530	530,748
At 31 December	1,549,800,030	1,549,400,665	1,312,668,724

Share issues

Issue of share capital (business combinations) represents share capital issued as part of the acquisition of Alexion (see Note 27).

Share repurchases

No Ordinary Shares were repurchased by the Company in 2022 (2021: nil; 2020: nil).

Shares held by subsidiaries

No shares in the Company were held by subsidiaries in any year.

25 Dividends to shareholders

	2022	2021	2020	2022	2021	2020
	Per share	Per share	Per share	$m	$m	$m
Second interim (March 2022)	$1.97	$1.90	$1.90	3,046	2,490	2,489
First interim (September 2022)	$0.93	$0.90	$0.90	1,440	1,392	1,180
Total	$2.90	$2.80	$2.80	4,486	3,882	3,669

The Company has exercised its authority in accordance with the provisions set out in the Company’s Articles of Association, that the balance of unclaimed dividends outstanding past 12 years be forfeited. Unclaimed dividends of $1m (2021: $nil; 2020: $1m) have been adjusted for in Retained earnings in 2022.

The 2021 second interim dividend of $1.97 per share was paid on 28 March 2022. The 2022 first interim dividend of $0.93 per share was paid on 12 September 2022.

Reconciliation of dividends charged to equity to cash flow statement:

	2022	2021	2020
	$m	$m	$m
Dividends charged to equity	4,486	3,882	3,669
Exchange losses on payment of dividend	5	3	4
Hedge contracts relating to payment of dividends (cash flow statement)	(127)	(29)	(101)
Dividends paid (cash flow statement)	4,364	3,856	3,572

26 Non-controlling interests

The Group Financial Statements at 31 December 2022 reflect equity of $21m (2021: $19m; 2020: $16m) and total comprehensive income of $2m (2021: $3m; 2020: $3m) attributable to the non-controlling interests in AstraZeneca Pharma India Limited, P.T. AstraZeneca Indonesia and Beijing Falikang Pharmaceutical (China) Co. Limited.

In addition to the non-controlling interests in AstraZeneca Pharma India Limited, P.T. AstraZeneca Indonesia and Beijing Falikang Pharmaceutical (China) Co. Limited, the Group Financial Statements at 31 December 2022 also reflect total comprehensive losses of $nil (2021: $nil; 2020: $55m) attributable to the non-controlling interest in Acerta Pharma, resulting in reported total comprehensive income of $2m (2021: income of $3m, 2020: losses of $52m).

In February 2016, AstraZeneca acquired a 55% controlling stake in Acerta Pharma where the non-controlling interest was subject to put and call options. The put option gave rise to a liability (see Note 20). The ability of the parties to exercise their respective put and call options, as well as the timing and amount of exercise, was dependent on certain conditions, the last of which was based on regulatory outcomes of Calquence in the EU. In November 2020, Calquence received marketing approval in the EU, which removed all remaining conditionality in respect of the options. From November 2020, the minority shareholders were considered to have no further substantive variability in risk and reward related to their shares as it was considered highly likely that one of the options would be exercised, and the price of the options was fixed. Therefore, from November 2020, no further amounts of the consolidated AstraZeneca result were attributed to the minority shareholders of Acerta Pharma. The Non-controlling interests reserve relating to the minority shareholders of Acerta Pharma, totalling $1,401m, was reclassified into Retained earnings (see Consolidated Statement of Changes in Equity) in 2020. AstraZeneca exercised its option to acquire the remaining 45% of shares in Acerta Pharma in April 2021.

As part of the acquisition of Alexion in July 2021, a pre-existing non-controlling interest in Caelum Biosciences was recognised (Note 27). This was valued at $150m, the agreed-upon exercise price for the exclusive option to acquire the remaining equity. The option was exercised on 28 September 2021 and the acquisition of Caelum Biosciences closed shortly thereafter on 5 October 2021.

27 Acquisition of business operations

Acquisitions of business operations in 2022

On 16 November 2022, AstraZeneca completed the acquisition of 100% of the issued shares of LogicBio Therapeutics, Inc. (LogicBio) based in Lexington, MA, US. LogicBio is a clinical-stage genetic medicine company pioneering genome editing and gene delivery platforms to address rare and serious diseases from infancy through adulthood. The total consideration was $72m. Cash of $68m was paid on the completion date, with $4m of outstanding options, which will be settled in cash, recorded in current Trade and other payables. Goodwill of $15m, assets of $82m, including $46m of intangible assets, and liabilities of $25m were recognised on acquisition. LogicBio’s results have been consolidated into the Group’s results from 16 November 2022.

Acquisitions of business operations in 2021

On 21 July 2021, AstraZeneca completed the acquisition of 100% of the issued shares of Alexion Pharmaceuticals, Inc (Alexion), based in Boston, MA, US. Alexion is a global biopharmaceutical company focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines.

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

The Group funded the cash element of the acquisition with $8bn of new long-term debt, issued in May and June 2021, $4bn of term loans drawn in July 2021 under the $17.5bn committed bank facilities entered into in December 2020 to secure the acquisition financing, and existing cash balances. The Group cancelled the remaining $13.5bn of the facilities in June, July and October 2021. Loans and borrowings of $2.3bn acquired with Alexion were repaid in full shortly following completion of the acquisition.

The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 ‘Business Combinations’ and consequently the Alexion assets acquired, and liabilities assumed were recorded by AstraZeneca at fair value, with the excess of the purchase price over the fair value of the identifiable assets and liabilities being recognised as goodwill.

As part of the Alexion acquisition in 2021, we identified the assets (comprising principally launched products and IPR&D post pre-clinical stage) and liabilities acquired. Attributing fair values to assets acquired and liabilities assumed as part of business combinations is considered to be a key judgement. The purchase price allocation was performed with assistance from an independent valuer to advise on the valuation techniques and key assumptions in the valuation, in particular in respect of the valuation of the intangible assets and inventory.

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
	26,955

The fair value attributed to intangible assets was $26,955m and primarily represents intellectual property rights over launched products of $23,695m and products under development of $2,760m. These were fair valued using the multi-period excess earnings method, which uses a number of estimates regarding the amount and timing of future cash flows. The key assumptions in the cash flows are PTRS, peak year sales and revenue erosion curves. In accordance with the Group’s policy on impairment assessments as set out on page 148, the assets were assessed for impairment in the final quarter of 2022 and 2021. Future milestones have been included in the valuation of the intangible assets (as a deduction of cashflows).

The fair value of inventory, which includes raw materials, work in progress and finished goods related to the launched products was estimated at $6,769m, an uplift of $5,635m on the carrying value prior to the acquisition. The fair value adjustment relates only to work in progress and finished goods and was calculated as the estimated selling price less costs to complete and sell the inventory, associated margins on these activities and holding costs. The vast majority of the fair value uplift has been unwound by 31 December 2022, with the unwind of the remaining inventory fair value uplift expected in 2023.

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

Goodwill amounting to $8,287m was recognised on acquisition and is underpinned by a number of elements, which individually could not be quantified. Most significant among these is the premium attributable to a pre-existing, well-positioned business in the innovation-intensive, high-growth rare diseases market with a highly skilled workforce and established reputation. Other important elements include the potential unidentified products that future research and development may yield and the core technological capabilities and knowledge base of the company. Goodwill is not expected to be deductible for tax purposes.

Non-controlling interests reflect Alexion’s pre-existing minority equity interest in Caelum Biosciences and have been valued at $150m, the agreed-upon exercise price for the exclusive option to acquire the remaining equity. The option was exercised on 28 September 2021 and the acquisition of Caelum Biosciences closed shortly thereafter on 5 October 2021 (Note 26).

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

Total acquisition-related costs of $4m (2021: $171m) have been incurred by the Group, which include advisory, legal and other professional fees. These costs are presented in the Statement of Comprehensive Income within Selling, general and administrative expense.

The terms of the acquisition include a retention bonus plan for legacy Alexion employees whereby up to $50m may be used for retention bonus awards to employees at the level of Vice President or below. These bonuses vested and were paid six months after the acquisition, or earlier. In 2022, a cost of $3m (2021: $24m) has been recorded in the Statement of Comprehensive Income.

Upon completion of the acquisition, all unvested Alexion employee share awards were converted into AstraZeneca restricted stock awards that continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion awards immediately prior to completion. Alexion Performance Stock Plan (PSU) awards that included performance-based vesting conditions were converted using the greater of the original target level and Alexion's assessment of the level of achievement immediately prior to completion (subject to a limit of 175 per cent. for the awards granted in 2019 and a limit of 150 per cent. for the awards granted in 2020). In the year, a cost of $257m (2021: $257m) has been recorded in the Statement of Comprehensive Income ($9m (2021: $9m)) in Cost of sales, $92m (2021: $73m) in Research and development expense and $156m (2021: $175m) in Selling, general and administrative expense). Payments made to the Employee Benefit Trust upon vesting of share awards recognised as part of the consideration for the acquisition of Alexion are recognised within investing activities in the Group’s Statement of Cash Flows as the cash payment relates to the settlement of the obligation that arose on the acquisition of Alexion that was included as part of the consideration for the acquisition.

There were no acquisitions of business operations in 2020.

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

The Group utilises factoring arrangements for selected trade receivables. These factoring arrangements qualify for full derecognition of the associated trade receivables under IFRS 9. Amounts due on invoices that have not been factored at year end, from customers that are subject to factoring arrangements are disclosed in Note 16.

Funding and liquidity risk are reviewed regularly by the Board and managed in accordance with policies described below.

The Board regularly reviews its shareholders’ distribution policy, which comprises a regular cash dividend and potentially a share repurchase component. No share repurchases have been made since 2012.

The Group’s net debt position (loans and borrowings net of Cash and cash equivalents, Other investments and Derivative financial instruments) has decreased by $1,399m from a net debt position of $24,322m at the beginning of the year to a net debt position of $22,923m at 31 December 2022. Gross debt reduced from $30,781m to $29,232m, principally due to the repayment of the $1,000m 2.75% bond and a $250m floating rate note.

Liquidity risk

The Board reviews the Group’s ongoing liquidity risks annually as part of the planning process and on an ad hoc basis. The Board considers short-term requirements against available sources of funding, taking into account forecast cash flows. The Group manages liquidity risk by maintaining access to a number of sources of funding which are sufficient to meet anticipated funding requirements. Specifically, the Group uses US and European commercial paper, bank loans, committed bank facilities and cash resources to manage short-term liquidity and manages long-term liquidity by raising funds through the capital markets. At 31 December 2022, the Group was assigned short-term credit ratings of P-2 by Moody’s and A-1 by Standard and Poor’s. The Group’s long-term credit rating was A3 Stable outlook by Moody’s and A Stable outlook by Standard and Poor’s.

In addition to Cash and cash equivalents of $6,166m, short-term fixed income investments of $13m, fixed deposits of $64m, less overdrafts of $183m at 31 December 2022, the Group has committed bank facilities of $4,875m available to manage liquidity. These committed bank facilities have no financial covenants and mature in April 2026. The Group regularly monitors the credit standing of the banks providing the facilities and currently does not anticipate any issue with drawing on the committed facilities should this be necessary. Advances under these facilities currently bear an interest rate per annum based on US dollar LIBOR (or other relevant benchmark rate) plus a margin. The facilities contain arrangements to switch to alternative risk free rate benchmarks before June 2023.

At 31 December 2022, the Group has $3,068m outstanding from debt issued under a Euro Medium Term Note programme and $20,651m under an SEC-registered programme. The funds made available under these facility agreements may be used for the general corporate purposes of the Group.

The maturity profile of the anticipated future contractual cash flows including interest in relation to the Group’s financial liabilities, on an undiscounted basis and which, therefore, differs from both the carrying value and fair value, is as follows:

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other	Bonds and	Lease	and other	financial	instruments	instruments	financial
	loans	bank loans	liability	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	667	2,136	207	15,812	18,822	(9,719)	9,620	(99)	18,723
In one to two years	–	1,839	168	2,584	4,591	(60)	67	7	4,598
In two to three years	–	2,101	120	1,658	3,879	(59)	67	8	3,887
In three to four years	–	1,617	82	1,728	3,427	(1,151)	1,080	(71)	3,356
In four to five years	–	2,502	53	722	3,277	(36)	40	4	3,281
In more than five years	–	16,921	108	1,435	18,464	(1,707)	1,652	(55)	18,409
	667	27,116	738	23,939	52,460	(12,732)	12,526	(206)	52,254
Effect of interest	–	(7,974)	–	–	(7,974)	379	(405)	(26)	(8,000)
Effect of discounting, fair values and issue costs	(1)	(109)	(57)	(2,070)	(2,237)	(70)	24	(46)	(2,283)
31 December 2020	666	19,033	681	21,869	42,249	(12,423)	12,145	(278)	41,971

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other	Bonds and	Lease	and other	financial	instruments	instruments	financial
	loans	bank loans	liability	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	387	1,981	256	19,007	21,631	(11,766)	11,774	8	21,639
In one to two years	–	5,647	210	2,521	8,378	(55)	66	11	8,389
In two to three years	–	5,242	163	1,669	7,074	(1,060)	1,079	19	7,093
In three to four years	–	2,591	130	862	3,583	(35)	39	4	3,587
In four to five years	–	2,970	96	233	3,299	(118)	111	(7)	3,292
In more than five years	–	19,727	221	2,212	22,160	(1,521)	1,480	(41)	22,119
	387	38,158	1,076	26,504	66,125	(14,555)	14,549	(6)	66,119
Effect of interest	–	(8,609)	–	–	(8,609)	299	(325)	(26)	(8,635)
Effect of discounting, fair values and issue costs	–	(142)	(89)	(2,633)	(2,864)	(36)	7	(29)	(2,893)
31 December 2021	387	29,407	987	23,871	54,652	(14,292)	14,231	(61)	54,591

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other	Bonds and	Lease	and other	financial	instruments	instruments	financial
	loans	bank loans	liability	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	365	5,777	249	19,065	25,456	(12,445)	12,478	33	25,489
In one to two years	–	5,233	208	2,086	7,527	(1,012)	1,078	66	7,593
In two to three years	–	2,608	172	872	3,652	(34)	38	4	3,656
In three to four years	–	2,983	128	595	3,706	(103)	103	–	3,706
In four to five years	–	1,267	84	814	2,165	(32)	35	3	2,168
In more than five years	–	18,156	184	3,177	21,517	(1,436)	1,378	(58)	21,459
	365	36,024	1,025	26,609	64,023	(15,062)	15,110	48	64,071
Effect of interest	(15)	(7,982)	–	–	(7,997)	227	(249)	(22)	(8,019)
Effect of discounting, fair values and issue costs	–	(113)	(72)	(3,299)	(3,484)	63	7	70	(3,414)
31 December 2022	350	27,929	953	23,310	52,542	(14,772)	14,868	96	52,638

Where interest payments are on a floating rate basis, it is assumed that rates will remain unchanged from the last business day of each year ended 31 December.

The Group has $2bn of bank loans that mature in July 2023 and $2bn of bank loans that mature in July 2024, which the Group can repay before maturity at face value. Other than that, it is not expected that the cash flows in the maturity profile could occur significantly earlier or at significantly different amounts, with the exception of $2,222m of contingent consideration held within Trade and other payables (see Note 20).

Market risk

Interest rate risk

The Group maintains a Board-approved mix of fixed and floating rate debt and uses underlying debt, interest rate swaps and forward rate agreements to manage this mix.

At 31 December 2022, interest rate swaps with a notional value of $288m are fair valued through profit or loss and this has effectively converted the 7% guaranteed debentures payable in 2023 to floating rates. No new interest rate swaps were entered into during 2022.

The majority of surplus cash is currently invested in US dollar liquidity funds and investment-grade fixed income securities.

The interest rate profile of the Group’s interest-bearing financial instruments are set out below. In the case of current and non-current financial liabilities, the classification includes the impact of interest rate swaps which convert the debt to floating rate.

			2022			2021			2020
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial liabilities
Interest-bearing loans and borrowings
Current	2,476	3,066	5,542	1,232	661	1,893	1,357	1,029	2,386
Non-current	21,511	2,179	23,690	23,985	4,903	28,888	17,005	989	17,994
Total	23,987	5,245	29,232	25,217	5,564	30,781	18,362	2,018	20,380
Financial assets
Fixed deposits	64	–	64	53	–	53	42	–	42
Cash collateral pledged to counterparties	–	162	162	–	–	–	–	–	–
Cash and cash equivalents	250	5,916	6,166	–	6,329	6,329	–	7,832	7,832
Total	314	6,078	6,392	53	6,329	6,382	42	7,832	7,874

In addition to the financial assets above, there are $9,546m (2021: $8,765m; 2020: $6,328m) of other current and non-current asset investments and other financial assets. Of these, $nil receive floating rate interest (2021: $nil; 2020: $nil).

The Group is also exposed to market risk on other investments.

	2022	2021	2020
	$m	$m	$m
Equity securities at fair value through Other comprehensive income (Note 12)	1,056	1,168	1,108
Non-current fixed income securities at fair value through profit and loss (Note 12)	10	–	–
Total	1,066	1,168	1,108

Foreign currency risk

The US dollar is the Group’s most significant currency. As a consequence, the Group results are presented in US dollars and exposures are managed against US dollars accordingly.

Translational

Approximately 61% of Group external sales in 2022 were denominated in currencies other than the US dollar, while a significant proportion of manufacturing, and research and development costs were denominated in pounds sterling and Swedish krona. Surplus cash generated by business units is substantially converted to, and held centrally in, US dollars. As a result, operating profit and total cash flow in US dollars will be affected by movements in exchange rates.

This currency exposure is managed centrally, based on forecast cash flows. The impact of movements in exchange rates is mitigated significantly by the correlations which exist between the major currencies to which the Group is exposed and the US dollar. Monitoring of currency exposures and correlations is undertaken on a regular basis and hedging is subject to pre-execution approval.

As at 31 December 2022, before the impact of derivatives, 2% of interest-bearing loans and borrowings were denominated in pounds sterling and 9% were denominated in euros. Where there is non-US dollar debt and an underlying net investment of that amount in the same currency, the Group applies net investment hedging. Exchange differences on the retranslation of debt designated as net investment hedges are recognised in Other comprehensive income to the extent that the hedge is effective. Any ineffectiveness is taken to profit. For details of non-US dollar debt in a designated hedging relationship please see the Hedge accounting section within this Note 28 from page 188.

The Group holds cross-currency swaps to hedge against the impact of fluctuations in foreign exchange rates. Fair value movements on the revaluation of the cross-currency swaps are recognised in Other comprehensive income to the extent that the hedge is effective, with any ineffectiveness taken to profit.

As at 31 December 2022, the Group operates in three countries designated as hyperinflationary, being Argentina, Venezuela and Turkey. The foreign exchange risk of these markets has been assessed and deemed to be immaterial.

Transactional

The Group aims to hedge all its forecasted major transactional currency exposures on working capital balances, which typically extend for up to three months. Where practicable, these are hedged using forward foreign exchange contracts. In addition, external dividend payments in pounds sterling to UK shareholders and in Swedish krona to Swedish shareholders are fully hedged from announcement date to payment date. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cashflow hedge.

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

The sensitivity analysis assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2022, with all other variables held constant. Based on the composition of our long-term debt portfolio and cash reserves as at 31 December 2022, a 1% increase in interest rates would result in an additional $52m in interest expense on the debt and an additional $59m interest income on the cash reserves. The exchange rate sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2022, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the -10% case assumes a 10% weakening of the US dollar.

Each incremental 10% movement in foreign currency exchange rates would have approximately the same effect as the initial 10% detailed in the table below and each incremental 1% change in interest rates would have approximately the same effect as the 1% detailed in the table below.

		Interest rates		Exchange rates
31 December 2020	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,696	(1,758)	114	(132)
Impact on profit: (loss)/gain ($m)	–	–	(57)	74
Impact on equity: gain/(loss) ($m)	–	–	171	(206)

		Interest rates		Exchange rates
31 December 2021	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,978	(2,106)	82	(85)
Impact on profit: gain/(loss) ($m)	–	–	24	(9)
Impact on equity: gain/(loss) ($m)	–	–	58	(76)

		Interest rates		Exchange rates
31 December 2022	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,317	(1,490)	81	(89)
Impact on profit: gain/(loss) ($m)	–	–	26	(15)
Impact on equity: gain/(loss) ($m)	–	–	55	(74)

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

The Group’s principal financial counterparty credit risks at 31 December 2022 were as follows:

Current assets

	2022	2021	2020
	$m	$m	$m
Cash at bank and in hand	1,411	1,461	1,182
Money market liquidity funds	4,486	4,772	6,602
Other short-term cash equivalents	269	96	48
Total Cash and cash equivalents (Note 17)	6,166	6,329	7,832
Fixed income securities at fair value through profit and loss (Note 12)	13	16	118
Cash collateral pledged to counterparties (Note 12)	162	–	–
Fixed deposits (Note 12)	64	53	42
Total derivative financial instruments (Note 13)	87	83	142
Current assets subject to credit risk	6,492	6,481	8,134

Non-current assets

	2022	2021	2020
	$m	$m	$m
Derivative financial instruments (Note 13)	74	102	171
Non-current assets subject to credit risk	74	102	171

The majority of the Group’s cash is invested in US dollar AAA rated money market liquidity funds. The money market liquidity fund portfolios are managed by five external third-party fund managers to maintain an AAA rating. The Group’s investments represent no more than 10% of each overall fund value. There were no other significant concentrations of financial credit risk at the reporting date.

All financial derivatives are transacted with commercial banks, in line with standard market practice. The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 December 2022 was $89m (2021: $93m; 2020: $288m) and the carrying value of such cash collateral posted by the Group at 31 December 2022 was $162m (2021: $47m; 2020: $11m).

The impairment provision for other financial assets at 31 December 2022 was immaterial.

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

The expected loss rates are based on payment profiles over a period of 36 months before 31 December 2022, 31 December 2021 or 31 December 2020 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customer to settle the receivables.

On that basis, the loss allowance was determined as follows:

		0-90 days	90-180 days	Over 180 days
31 December 2020	Current	past due	past due	past due	Total
Expected loss rate	0.1%	1.6%	19.4%	60.6%
Gross carrying amount ($m)	3,659	124	21	25	3,829
Loss allowance ($m)	2	2	4	15	23

		0-90 days	90-180 days	Over 180 days
31 December 2021	Current	past due	past due	past due	Total
Expected loss rate	0.1%	1.2%	22.6%	11.0%
Gross carrying amount ($m)	5,617	328	18	91	6,054
Loss allowance ($m)	5	4	4	10	23

		0-90 days	90-180 days	Over 180 days
31 December 2022	Current	past due	past due	past due	Total
Expected loss rate	0.03%	0.3%	32.0%	40.6%
Gross carrying amount ($m)	6,791	331	50	99	7,271
Loss allowance ($m)	2	1	16	40	59

Trade receivables are written off where there is no reasonable expectation of recovery.

Impairment losses on Trade receivables are presented as net impairment losses within Operating profit, any subsequent recoveries are credited against the same line.

In the US, sales to three wholesalers accounted for approximately 73% of US sales (2021: three wholesalers accounted for approximately 94%; 2020: three wholesalers accounted for approximately 95%).

The movements of the Group expected credit losses provision are follows:

	2022	2021	2020
	$m	$m	$m
At 1 January	23	23	21
Net movement recognised in income statement	37	(2)	3
Amounts utilised, exchange and other movements	(1)	2	(1)
At 31 December	59	23	23

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

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group’s existing hedge relationships the hedge ratio has been determined as 1:1. Designated hedges are expected to be effective and therefore the impact of ineffectiveness on profit is not expected to be material. The accounting treatment for fair value hedges and debt designated as fair value through profit or loss is disclosed in the Group Accounting Policies section from page 142.

The following table represents the Group’s continuing designated hedge relationships under IFRS 9.

2020

			Other comprehensive income
					Fair value
					loss
			Opening	Fair value	recycled	Closing
	Nominal		balance	(gain)/loss	to the	balance			Average
	amounts	Carrying	1 January	deferred	Income	31 December	Average	Average	pay
	in local	value	2020	to OCI	statement	2020	maturity	USD FX	interest
	currency	$m	$m	$m	$m	$m	year	rate	rate
Fair value hedge – foreign currency and interest rate risk[1]
Cross currency interest rate swap – Euro bond	EUR 300m	43	–	–	–	–	2021	1.09	USD LIBOR + 1.27%
Cash flow hedges – foreign currency and interest rate risk[2,4,5]
Cross currency interest rate swaps – Euro bonds	EUR 2,200m	150	(30)	(163)	239	46	2025	1.14	USD 2.69%
FX Forwards − short term FX risk	USD 618m	5	–	(20)	15	(5)	2021	–	–
Net investment hedge – foreign exchange risk[3,4]
Transactions matured pre-2020		–	(565)	–	–	(565)	–	–	–
Cross currency interest rate swap – JPY investment	JPY 58.5bn	19	(4)	(15)	–	(19)	2029	108.03	JPY 1.53%
Cross currency interest rate swap – CNY investment	CNY 458m	(2)	1	1	–	2	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350m	(475)	(251)	18	–	(233)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment[6]	EUR 450m	(548)	34	51	–	85	2021	n/a	EUR 0.88%
Contingent consideration liabilities and Acerta Pharma put option liability – AZUK and AZAB USD investments	USD 5,252m	(5,252)	2,053	(642)	–	1,411	–	–	–

2021

			Other comprehensive income
					Fair value
					loss
			Opening	Fair value	recycled	Closing
	Nominal		balance	(gain)/loss	to the	balance			Average
	amounts	Carrying	1 January	deferred	Income	31 December	Average	Average	pay
	in local	value	2021	to OCI	statement	2021	maturity	USD FX	interest
	currency	$m	$m	$m	$m	$m	year	rate	rate
Cash flow hedges – foreign currency and interest rate risk[2,4,5]
Cross currency interest rate swaps – Euro bonds	EUR 1,700m	(43)	46	182	(201)	27	2026	1.14	USD 2.85%
FX Forwards − short term FX risk	USD 1,220m	12	(5)	–	(7)	(12)	2022	–	–
Net investment hedge – foreign exchange risk[3,4]
Transactions matured pre-2021		–	(565)	–	–	(565)	–	–	–
Cross currency interest rate swap – JPY investment	JPY 58.3bn	62	(19)	(43)	–	(62)	2029	108.03	JPY 1.53%
Cross currency interest rate swap – CNY investment	CNY 458m	(2)	2	–	–	2	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350m	470	(233)	(5)	–	(238)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment[6]	EUR 450m	–	85	(47)	–	38	2021	n/a	EUR 0.88%
Foreign currency borrowing – EUR investment[7]	EUR 800m	898	–	(50)	–	(50)	2029	n/a	EUR 0.38%
Contingent consideration liabilities and Acerta Pharma share purchase liability – AZUK and AZAB USD investments	USD 2,658m	(2,658)	1,411	421	–	1,832	–	–	–

2022

			Other comprehensive income
					Fair value
					(gain)/loss
			Opening	Fair value	recycled	Closing
	Nominal		balance	(gain)/loss	to the	balance			Average
	amounts	Carrying	1 January	deferred	Income	31 December	Average	Average	pay
	in local	value	2022	to OCI	statement	2022	maturity	USD FX	interest
	currency	$m	$m	$m	$m	$m	year	rate	rate
Cash flow hedges – foreign currency and interest rate risk[2,4,5]
Cross currency interest rate swaps – Euro bonds	EUR 1,700m	(160)	27	118	(111)	34	2026	1.14	USD 2.85%
FX Forwards − short term FX risk	USD 1,126m	(12)	(12)	(14)	38	12	2023	–	–
Net investment hedge – foreign exchange risk[3,4]
Transactions matured pre-2022		–	(527)	–	–	(527)	–	–	–
Cross currency interest rate swap – JPY investment	JPY 58.3bn	55	(62)	7	–	(55)	2029	108.03	JPY 1.53%
Cross currency interest rate swap – CNY investment	CNY 458m	(4)	2	2	–	4	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350m	420	(238)	(50)	–	(288)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment[7]	EUR 800m	846	(50)	(52)	–	(102)	2029	n/a	EUR 0.38%
Contingent consideration liabilities and Acerta Pharma share purchase liability – AZUK and AZAB USD investments	USD 2,093m	(2,093)	1,832	384	–	2,216	–	–	–

1	Swaps designated in a fair value hedge matured on 24 November 2021 and hedge ineffectiveness during 2022 was $nil (2021: $nil; 2020: gain of $1m).
2	Hedge ineffectiveness recognised on swaps designated in a cash flow hedge during the period was $nil (2021: $nil; 2020: $nil).
3	Hedge ineffectiveness recognised on swaps designated in a net investment hedge during the period was $nil (2021: $nil; 2020: $nil).
4	Fair value movements on cross-currency interest rate swaps in cash flow hedge and net investment hedge relationships are shown inclusive of the impact of costs of hedging.
5	Nominal amount of FX forwards in a cash flow hedge of $1,710m represents the USD equivalent notional of the FX forwards. By currency, the nominal amounts were SEK 8,148m at FX rate 10.4568, JPY 18,963m at 132.15, GBP 455m at 0.8288 and EUR 224m at 0.9389. All FX forwards in a cash flow hedge mature on 25 January 2023.
6	The EUR 450m NIH matured in November 2021, when the hedging instrument, a EUR bond matured.
7	On 3 June 2021, upon issuance of the EUR 800m 0.375% 2029 Non-callable bond, EUR 550m was designated in a net investment hedge of the foreign currency exposure in relation of an equivalent amount of EUR-denominated net assets. The remaining EUR 250m was subsequently designated in a net investment hedge upon maturity of the EUR 450m bond on 24 November 2021.

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

	2022	2021	2020
Employees
UK	9,800	8,900	7,900
Rest of Europe	20,600	18,300	16,600
The Americas	20,900	18,800	17,300
Asia, Africa & Australasia	30,700	33,600	33,000
Continuing operations	82,000	79,600	74,800

Geographical distribution described in the table above is by location of legal entity employing staff. Certain staff will undertake some or all of their activity in a different location.

The number of people employed by the Group at the end of 2022 was 83,500 (2021: 83,100; 2020: 76,100).

The costs incurred during the year in respect of these employees were:

	2022	2021	2020
	$m	$m	$m
Wages and salaries	8,656	7,633	6,273
Social security costs	991	886	726
Pension costs	546	564	435
Other employment costs	1,338	1,192	813
Total	11,531	10,275	8,247

Severance costs of $227m are not included above (2021: $238m; 2020: $116m).

The charge for share-based payments in respect of share plans is $619m (2021: $615m; 2020: $277m). Payments made to the Employee Benefit Trust upon vesting of share awards are recognised within operating cash flows, reflecting the substance of the arrangement in place between the group and the Trust. The plans are equity settled.

The Directors believe that, together with the basic salary system, the Group’s employee incentive schemes provide competitive and market-related packages to motivate employees. They should also align the interests of employees with those of shareholders, as a whole, through long-term share ownership in the Company. The Group’s current US, UK and Swedish schemes are described below, other arrangements apply elsewhere.

Bonus and share plans

US

In the US, there are two all-employee short-term or annual performance bonus plans in operation to differentiate and reward strong individual performance. Annual bonuses are paid in cash. There is also one senior staff long-term incentive scheme, under which 190 participants may be eligible for awards granted as AstraZeneca ADRs. AstraZeneca ADRs necessary to satisfy the awards are purchased in the market or funded via a share trust. The AstraZeneca Performance Share Plan and the AstraZeneca Global Restricted Stock Plan operate in respect of relevant employees in the US.

UK

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

Other bonus and share plans that operate across the Group are described below.

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

The AstraZeneca Deferred Bonus Plan

This plan was introduced in 2006 and is used to defer a portion of the bonus earned under the AstraZeneca Executive Annual Bonus Scheme into Ordinary Shares in the Company for a period of three years. The plan currently operates only in respect of Executive Directors and members of the SET (with awards granted as AstraZeneca ADRs for members of SET employed within the US). Awards of shares under this plan are typically made in March each year, the first award having been made in February 2006.

The AstraZeneca Performance Share Plan

This plan was approved by shareholders in 2020 for a period of 10 years (subsequently amended by approval of shareholders in 2021) and replaces the 2014 AstraZeneca Performance Share Plan. Generally, awards can be granted at any time, but not during a closed period of the Company. The first grant of Performance Share Plan awards was made in May 2014 under the 2014 AstraZeneca Performance Share Plan.

Awards granted under the plan vest after three years, or in the case of Executive Directors and members of the SET, after an additional two-year holding period, and is subject to the achievement of performance conditions. For awards granted to all participants in 2022, vesting is subject to a combination of measures focused on science and innovation, revenue growth, financial performance and carbon reduction. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets and which employees should be invited to participate.

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

The AstraZeneca Restricted Share Plan

This plan was introduced in 2008 and provides for the grant of restricted share awards to key employees, excluding Executive Directors. Awards are made on an ad hoc basis with variable vesting dates. The plan has been used four times in 2022 to make awards to 112 employees. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated.

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

Details of share options outstanding during the year for the main share plans are shown below.

	The AstraZeneca Performance Share Plan		The AstraZeneca Global Restricted Stock Plan			The AstraZeneca Restricted Share Plan		The AstraZeneca Extended Incentive Plan
	Ordinary Shares	ADR Shares	Ordinary Shares	ADR Shares	[1]	Ordinary Shares	ADR Shares	Ordinary Shares	ADR Shares
	ʼ000	ʼ000	ʼ000	ʼ000		ʼ000	ʼ000	ʼ000	ʼ000
Outstanding at 1 January 2020	2,859	5,206	1,328	9,770		176	649	282	65
Granted	932	1,767	689	3,671		80	295	18	–
Forfeited	(191)	(478)	(113)	(1,077)		(6)	(79)	–	–
Cancelled	(3)	–	–	(9)		–	–	–	–
Exercised	(552)	(1,704)	(278)	(3,180)		(89)	(359)	–	–
Outstanding at 31 December 2020	3,045	4,791	1,626	9,175		161	506	300	65
Granted	1,275	2,082	902	4,509		139	481	–	175
Forfeited	(220)	(494)	(158)	(1,254)		(18)	(42)	(18)	(45)
Cancelled	(9)	–	(1)	(8)		–	–	–	–
Exercised	(632)	(1,201)	(341)	(2,881)		(27)	(182)	–	–
Outstanding at 31 December 2021	3,459	5,178	2,028	9,541		255	763	282	195
Granted	1,059	2,339	1,237	6,478		75	216	–	–
Forfeited	(132)	(570)	(190)	(1,627)		(25)	(136)	(23)	–
Cancelled	–	–	–	(3)		–	–	–	–
Exercised	(756)	(1,223)	(606)	(2,706)		(72)	(165)	–	–
Outstanding at 31 December 2022	3,630	5,724	2,469	11,683		233	678	259	195

[1]	Shares issued to Alexion employees under the GRSP are covered under the Alexion employee share award below.

	The AstraZeneca Performance Share Plan			The AstraZeneca Global Restricted Stock Plan		The AstraZeneca Restricted Share Plan		The AstraZeneca Extended Incentive Plan
	WAFV	[1]	WAFV	WAFV	WAFV	WAFV	WAFV	WAFV	WAFV
	pence		$	pence	$	pence	$	pence	$
WAFV of 2020 grants	6664		43.24	7408	47.71	7931	52.92	8386	–
WAFV of 2021 grants	6012		41.56	6893	47.75	7415	53.96	–	56.83
WAFV of 2022 grants	8328		55.73	9167	61.21	9894	63.35	–	–

[1]	Weighted average fair value.

Alexion employee share award plan

At acquisition in 2021, Alexion employee share awards were converted into AstraZeneca restricted stock awards that continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion awards immediately prior to completion. The fair value at the grant date was $57.54 and of the 15,220,000 ADR shares outstanding at 31 December 2021, 8,627,000 were exercised during 2022 and 980,000 were forfeited. During 2022, Alexion employees had the option to defer awards due to vest in July 2022 until February 2023 when they would also receive an additional vest equivalent to 15% of the shares deferred. As a result, 1,780,000 shares were deferred, resulting in an additional 267,000 ADR shares being issued under the Global Restricted Stock Plan, under original Alexion terms and conditions, with a grant date fair value of $65.62.

The weighted average fair value for awards granted under the AstraZeneca Performance Share Plan is primarily based on the market price at the point of grant adjusted for the market-based performance elements which are valued using a modified version of the Monte Carlo method. The fair values of all other plans are set using the market price at the point of award. These awards are settled in equity including dividends accumulated from the date of award to vesting.

30 Commitments, contingent liabilities and contingent assets

	2022	2021	2020
Commitments	$m	$m	$m
Contracts placed for future capital expenditure on Property, plant and equipment and software development costs not provided for in these financial statements	502	388	689

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

					Years 5
	Total	Under 1 year	Years 1 and 2	Years 3 and 4	and greater
	$m	$m	$m	$m	$m
Future potential research and development milestone payments	11,729	1,320	2,662	2,698	5,049
Future potential revenue milestone payments	17,499	65	368	1,859	15,207

The table includes all potential payments for achievement of milestones under ongoing research and development arrangements. Revenue-related milestone payments represent the maximum possible amount payable on achievement of specified levels of revenue as set out in individual contract agreements, but exclude variable payments that are based on unit sales (e.g. royalty-type payments) which are expensed as the associated sale is recognised. The table excludes any payments already capitalised in the Financial Statements for the year ended 31 December 2022.

The future payments we disclose represent contracted payments and, as such, are not discounted and are not risk-adjusted. As detailed in the Risk section from page 56, the development of any pharmaceutical product candidate is a complex and risky process that may fail at any stage in the development process due to a number of factors (including items such as failure to obtain regulatory approval, unfavourable data from key studies, adverse reactions to the product candidate or indications of other safety concerns). The timing of the payments is based on the Group’s current best estimate of achievement of the relevant milestone.

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

They are an integral part of normal ongoing expenditure for carrying out the Group’s research, manufacturing and commercial operations and are not separated from overall operating and development costs. There are no known changes in legal, regulatory or other requirements resulting in material changes to the levels of expenditure for 2020, 2021 or 2022.

In addition to expenditure for meeting current and foreseen environmental protection requirements, the Group incurs costs in investigating and cleaning up legacy land and groundwater contamination. In particular, AstraZeneca has environmental liabilities at some currently or formerly owned, leased and third-party sites.

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

AstraZeneca has also given indemnities to third parties for a number of sites outside the US. These environmental liabilities arise from legacy operations that are not currently part of the Group’s business and, at most of these sites, remediation, where required, is either completed or in progress. AstraZeneca has made provisions for the estimated costs of future environmental investigation, remediation, operation and maintenance activity beyond normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges, where a present obligation exists, it is probable that such costs will be incurred and they can be estimated reliably. With respect to such estimated future costs, there were provisions at 31 December 2022 in the aggregate of $131m (2021: $90m; 2020: $100m), mainly relating to the US. Where we are jointly liable or otherwise have cost-sharing agreements with third parties, we reflect only our share of the obligation. Where the liability is insured in part or in whole by insurance or other arrangements for reimbursement, an asset is recognised to the extent that this recovery is virtually certain.

It is possible that AstraZeneca could incur future environmental costs beyond the extent of our current provisions. The extent of such possible additional costs is inherently difficult to estimate due to a number of factors, including: (i) the nature and extent of claims that may be asserted in the future; (ii) whether AstraZeneca has or will have any legal obligation with respect to asserted or unasserted claims; (iii) the type of remedial action, if any, that may be selected at sites where the remedy is presently not known; (iv) the potential for recoveries from or allocation of liability to third parties; and (v) the length of time that the environmental investigation, remediation and liability allocation process can take. As per our accounting policy on page 148, provisions for these costs are made when there is a present obligation and where it is probable that expenditure on remedial work will be required and a reliable estimate can be made of the cost. Notwithstanding and subject to the foregoing, we estimate the potential additional loss for future environmental investigation, remediation, remedial operation and maintenance activity above and beyond our provisions to be, in aggregate, between $113m and $188m (2021: $99m and $165m; 2020: $95m and $158m) which relates mainly to the US.

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

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal (or other similar forms of relief), or where a loss is probable and we are able to make a reasonable estimate of the loss, we indicate the loss absorbed or make a provision for our best estimate of the expected loss.

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

Over the course of the past several years, including in 2022, a significant number of commercial litigation claims in which AstraZeneca is involved have been resolved, particularly in the US, thereby reducing potential contingent liability exposure arising from such litigation. Similarly, in part due to patent litigation and settlement developments, greater certainty has been achieved regarding possible generic entry dates with respect to some of our patented products. At the same time, like other companies in the pharmaceutical sector and other industries, AstraZeneca continues to be subject to government investigations around the world.

Patent litigation

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Enhertu

US patent proceedings

In October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited in the US District Court for the Eastern District of Texas alleging that Enhertu infringes US Patent No. 10,808,039 (the ‘039 patent). AstraZeneca Pharmaceuticals LP co-commercialises Enhertu with Daiichi Sankyo, Inc. in the US. After trial in April 2022, the jury found that the patent was infringed and awarded Seagen $41.82m in past damages. In July 2022, the District Court entered final judgment and declined to enhance damages on the basis of willfulness. The parties await consideration of post-trial motions.

In December 2020 and January 2021, AstraZeneca and Daiichi Sankyo, Inc. filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, inter alia, that the Seagen patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but, in April 2022, the USPTO granted the rehearing requests, instituting both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo, Inc. have requested reconsideration of the decision not to institute review of the patent.

Imfinzi

US patent proceedings

In March 2022, Bristol-Myers Squibb Co. and E.R. Squibb & Sons, LLC filed a lawsuit in US District Court for the District of Delaware against AstraZeneca alleging that AstraZeneca’s marketing of Imfinzi infringes several of their patents. Trial has been scheduled for April 2024.

Patent proceedings outside the US

In February 2022, in Japan, Ono Pharmaceuticals filed a lawsuit in Tokyo District Court, Civil Division against AstraZeneca alleging that AstraZeneca’s marketing of Imfinzi in Japan infringes several of their patents.

Imjudo

US patent proceedings

In January 2023, Bristol-Myers Squibb Co. and E.R. Squibb & Sons, LLC filed a lawsuit in US District Court for the District of Delaware against AstraZeneca alleging that AstraZeneca’s marketing of Imjudo infringes two of their patents.

Tagrisso

US patent proceedings

In September 2021, Puma Biotechnology, Inc. and Wyeth LLC filed a patent infringement lawsuit in the US District Court for the District of Delaware against AstraZeneca relating to Tagrisso. Trial has been scheduled for May 2024.

Movantik

US patent proceedings

In March 2020, Aether Therapeutics, Inc. filed a patent infringement lawsuit in the US District Court for the District of Delaware against AstraZeneca, Nektar Therapeutics and Daiichi Sankyo, Inc., relating to Movantik. Trial has been scheduled for March 2023.

Legal proceedings brought against AstraZeneca which have been concluded

Roxadustat

US patent proceedings

In April 2021, Akebia Therapeutics, Inc. (Akebia) and Otsuka America Pharmaceutical, Inc. (Otsuka) served AstraZeneca with a complaint seeking a declaration of invalidity and non-infringement for several of FibroGen, Inc’s (FibroGen) method of use patents related to HIF prolylhydroxylase inhibitors. AstraZeneca is the exclusive licensee of FibroGen in the United States. In April 2022, this matter was dismissed and is now concluded.

Ultomiris

US patent proceedings

In November and December of 2018, Chugai Pharmaceutical Co., Ltd. (Chugai) filed lawsuits against Alexion in the Delaware District Court as well as in Tokyo District Court, alleging that Ultomiris infringed US and Japanese patents held by Chugai. In March 2022, Alexion entered into a settlement agreement with Chugai for $775m that resolved all patent disputes between the two companies related to Ultomiris. This matter is now concluded.

Legal proceedings brought by AstraZeneca considered to be contingent assets

Brilinta

US patent proceedings

In 2015 and subsequently, in response to Paragraph IV notices from ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware (the District Court) relating to patents listed in the FDA Orange Book with reference to Brilinta. In 2022, AstraZeneca entered into several separate settlements and the District Court entered consent judgments to dismiss each of the corresponding litigations. Additional proceedings are ongoing in the District Court. No trial date has been set.

Calquence

US patent proceedings

In February 2022, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware. In its complaint, AstraZeneca alleges that a generic version of Calquence, if approved and marketed, would infringe patents listed in the US FDA Orange Book with reference to Calquence that are owned or licensed by AstraZeneca. Trial has been scheduled for March 2025.

In February 2023, Sandoz Inc. filed a petition for inter partes review with the US Patent and Trademark Office (USPTO) of certain Calquence patent claims in US Patent No. 10,272,083 (the ‘083 patent). AstraZeneca has asserted claims for infringement of the ‘083 patent against Sandoz and other defendants in the US ANDA litigation. AstraZeneca is considering its response to Sandoz’s petition before the USPTO.

Daliresp

US patent proceedings

In 2015 and subsequently, in response to Paragraph IV notices from ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of New Jersey (the District Court) relating to patents listed in the FDA Orange Book with reference to Daliresp. In 2022, AstraZeneca entered into a settlement and the District Court entered a consent judgment to dismiss the corresponding litigation. Additional ANDA challenges are pending.

Faslodex

Patent proceedings outside the US

In 2021 in Japan, AstraZeneca received notice from the Japan Patent Office (JPO) that Sandoz K.K. and Sun Pharma Japan Ltd. (Sun) were seeking to invalidate the Faslodex formulation patent. AstraZeneca defended the challenged patent, and Sun withdrew from the JPO patent challenge. In May 2022, the JPO held the hearing in the matter and issued its preliminary decision in September 2022 upholding various claims of the challenged patent and determining that other patent claims were invalid. A final JPO decision is forthcoming.

Tagrisso

Patent proceedings outside the US

In Russia in October 2021, AstraZeneca filed a lawsuit in the Arbitration Court of the Moscow Region (the Court) against Axelpharm, LLC to prevent it from obtaining authorisation to market a generic version of Tagrisso prior to the expiration of AstraZeneca’s patents covering Tagrisso. The lawsuit also names the Ministry of Health of the Russian Federation as a third party. In March 2022, the Court dismissed the lawsuit. In June 2022, the dismissal was affirmed on appeal. In January 2023, the dismissal was affirmed on further appeal. AstraZeneca is considering its option.

Farxiga/Forxiga

US patent proceedings

In 2018, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against Zydus Pharmaceuticals (USA) Inc. (Zydus) in the US District Court for the District of Delaware (the District Court). In May 2021, trial against Zydus proceeded in the District Court and in October 2021, the District Court issued a decision finding the asserted claims of AstraZeneca’s patent as valid and infringed by Zydus’s ANDA product. In August 2022, Zydus appealed the District Court’s decision. In November 2022, Zydus’s appeal was dismissed. Additional ANDA challenges are pending.

Lokelma

US patent proceedings

In August 2022, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against multiple generic filers in the US District Court for the District of Delaware. Trial has been scheduled for March 2025.

Symbicort

US patent proceedings

AstraZeneca is involved in ongoing ANDA litigations with Mylan Pharmaceuticals Inc. (Mylan) and Kindeva Drug Delivery L.P. (Kindeva) brought in the US District Court for the Northern District of West Virginia (the District Court). In the actions, AstraZeneca alleges that the defendants' generic versions of Symbicort, if approved and marketed, would infringe various AstraZeneca patents.

In one of those matters, in November 2022, the District Court determined that the asserted patent was invalid. In November 2022, AstraZeneca appealed that decision to the United States Court of Appeals for the Federal Circuit (the Federal Circuit). With respect to the other matter, following a stipulation of infringement and validity by Mylan and Kindeva that was subject to certain appeal issues, in December 2022, the District Court issued a Final Judgment in favour of AstraZeneca. In December 2022, Mylan and Kindeva appealed the Final Judgment to the Federal Circuit. Both appeals are scheduled to be heard in March 2023.

Lynparza

US patent proceedings

In December 2022, AstraZeneca received a Paragraph IV notice letter from an ANDA filer relating to patents listed in the FDA Orange Book with reference to Lynparza. AstraZeneca is reviewing the notice letter.

Legal proceedings brought by AstraZeneca which have been concluded

Tagrisso

US patent proceedings

In February 2020, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware. In its complaint, AstraZeneca alleges that a generic version of Tagrisso, if approved and marketed, would infringe a US Orange Book-listed Tagrisso patent. In the fourth quarter of 2021 and April 2022, AstraZeneca entered into settlement agreements with Zydus Pharmaceuticals (USA) Inc., Cadila Healthcare Limited, MSN Laboratories Pvt. Ltd., MSN Pharmaceuticals Inc. and Alembic Pharmaceuticals Limited. These settlements resolve all US patent litigation between the parties relating to Tagrisso.

Product liability litigation

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Farxiga and Xigduo XR

US proceedings

In several jurisdictions in the US, AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including Fournier's Gangrene and necrotising fasciitis, from treatment with Farxiga and/or Xigduo XR. A majority of these claims are filed in Delaware state court and remain pending. One case, filed in state court in Minnesota, is scheduled for trial in October 2023.

Nexium and Losec/Prilosec

US proceedings

In the US, AstraZeneca is defending various lawsuits brought in federal and state courts involving multiple plaintiffs claiming that they have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. The vast majority of those lawsuits relate to allegations of kidney injuries. In May 2017, counsel for a group of such plaintiffs claiming that they have been diagnosed with kidney injuries filed a motion with the Judicial Panel on Multidistrict Litigation (JPML) seeking the transfer of any currently pending federal court cases as well as any similar, subsequently filed cases to a coordinated and consolidated pre-trial multidistrict litigation (MDL) proceeding. In August 2017, the JPML granted the motion and consolidated the pending federal court cases in an MDL proceeding in District Court in New Jersey for pre-trial purposes. A bellwether trial has been scheduled for June 2023, with subsequent bellwether trials scheduled for July and September 2023. In addition to the MDL cases, there are cases filed in several state courts around the US; a case that was previously set to go to trial in Delaware state court was dismissed in October 2022.

In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs. One such claim is filed in the US District Court for the Middle District of Louisiana and was scheduled to go to trial in January 2023. That case has been postponed and a new trial date has not yet been set.

Canada proceedings

In Canada, in July and August 2017, AstraZeneca was served with three putative class action lawsuits. Two of the lawsuits have been dismissed, one in 2019 and one in 2021. The third lawsuit seeks authorisation to represent individual residents in Canada who allegedly suffered kidney injuries from the use of proton pump inhibitors, including Nexium and Losec.

Onglyza and Kombiglyze

US proceedings

In the US, AstraZeneca is defending various lawsuits alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In February 2018, the Judicial Panel on Multidistrict Litigation ordered the transfer of various pending federal actions to the US District Court for the Eastern District of Kentucky (the District Court) for consolidated pre-trial proceedings with the federal actions pending in the District Court. In the California State Court coordinated proceeding, AstraZeneca’s motion for summary judgment was granted in March 2022. The District Court granted AstraZeneca’s motion for summary judgment in August 2022. Plaintiffs are in the process of appealing both decisions.

Legal proceedings brought against AstraZeneca which have been concluded

Byetta/Bydureon

US proceedings

In the US, Amylin Pharmaceuticals, LLC (a wholly owned subsidiary of AstraZeneca) and AstraZeneca are among multiple defendants in various lawsuits filed in federal and state courts involving claims of physical injury from treatment with Byetta and/or Bydureon. The lawsuits allege several types of injuries including pancreatic cancer and thyroid cancer. A multidistrict litigation was established in the US District Court for the Southern District of California (the District Court) in regard to the alleged pancreatic cancer cases in federal courts. Further, a coordinated proceeding has been established in Superior Court in Los Angeles, California (the California Court) for cases in California state courts. In March and April 2021, the District Court and the California Court respectively granted the Defendants’ summary judgment motions, dismissing all cases alleging pancreatic cancer with prejudice. All remaining claims in both courts, including those alleging thyroid cancer, have since been dismissed. This matter is now concluded.

Commercial litigation

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Alexion Shareholder Litigation (US)

In December 2016, putative securities class action lawsuits were filed in the US District Court for the District of Connecticut (the District Court) against Alexion and certain officers and directors, on behalf of purchasers of Alexion publicly traded securities during the period 30 January 2014 through 26 May 2017. The amended complaint alleges that defendants engaged in securities fraud, including by making misrepresentations and omissions in its public disclosures concerning Alexion’s Soliris sales practices, management changes, and related investigations. In August 2021, the District Court issued a decision denying in part Defendants’ motion to dismiss the matter. Plaintiffs’ motion for class certification, which Alexion opposed in April 2022, remains pending.

Anti-Terrorism Act Civil Lawsuit

In the US, in October 2017, AstraZeneca and certain other pharmaceutical and/or medical device companies were named as defendants in a complaint filed in US District Court for the District of Columbia (the District Court) by US nationals (or their estates, survivors, or heirs) who were killed or wounded in Iraq between 2005 and 2013. The plaintiffs allege that the defendants violated the US Anti-Terrorism Act and various state laws by selling pharmaceuticals and medical supplies to the Iraqi Ministry of Health. In July 2020, the District Court granted AstraZeneca’s and the other defendants’ motion and dismissed the lawsuit, and the plaintiffs appealed to the DC Circuit Court of Appeals (the Appellate Court). In January 2022, a panel of the Appellate Court reversed the dismissal and remanded the case back to the District Court. AstraZeneca and the other defendants have filed petitions requesting en banc review by the entire Appellate Court, which were denied in February 2023.

AZD1222 Securities Litigation

In January 2021, putative securities class action lawsuits were filed in the US District Court for the Southern District of New York (the District Court) against AstraZeneca PLC and certain officers, on behalf of purchasers of AstraZeneca publicly traded securities during a period later amended to cover 15 June 2020 through 29 January 2021. The Amended Complaint alleges that defendants made materially false and misleading statements in connection with the development of AZD1222, AstraZeneca’s vaccine for the prevention of COVID-19. In September 2022, the District Court granted AstraZeneca’s motion to dismiss the Amended Complaint with prejudice, disallowing any further amendments. Plaintiffs have appealed this decision.

Definiens

In Germany, in July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (the Sellers) regarding the 2014 Share Purchase Agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. The arbitration hearing has been scheduled for March 2023.

Employment Litigation (US)

In December 2022, AstraZeneca was served with a lawsuit filed by seven former employees in the US District Court for the District of Delaware asserting age, religion, and disability discrimination claims related to AstraZeneca’s COVID-19 vaccine mandate. These claims are pled on a single-plaintiff and class action basis.

Equity Litigation (US)

AstraZeneca was defending a putative class and collective action matter in the US District Court for the Northern District of Illinois brought by three named plaintiffs, who are former AstraZeneca pharmaceutical sales representatives. The case involved claims under the federal and Illinois Equal Pay Acts, with the plaintiffs alleging they were paid less than male employees who performed substantially similar and/or equal work. The plaintiffs sought various damages on behalf of themselves and the putative class and/or collective, including without limitation backpay, liquidated damages, compensatory and punitive damages, attorneys’ fees, and interest. In January 2023, the District Court granted AstraZeneca’s motion to dismiss plaintiffs’ complaint.

Portola Shareholder Litigation

In the US, in connection with Alexion’s July 2020 acquisition of Portola Pharmaceuticals, Inc (Portola), Alexion assumed litigation to which Portola is a party. In January 2020, putative securities class action lawsuits were filed in the US District Court for the Northern District of California against Portola and certain officers and directors, on behalf of purchasers of Portola publicly traded securities during the period 8 January 2019 through 26 February 2020. The operative complaints allege that defendants made materially false and/or misleading statements or omissions with regard to Andexxa. In June 2022, the parties reached a settlement in principle of this matter, which is subject to court approval.

Seroquel XR (Antitrust Litigation)

In the US in 2019, AstraZeneca was named in several related complaints brought in the US District Court for the Southern District of New York (the District Court), including several putative class action lawsuits that were purportedly brought on behalf of classes of direct purchasers or end payors of Seroquel XR, that allege AstraZeneca and generic drug manufacturers violated US antitrust laws when settling patent litigation related to Seroquel XR. In July 2022, in response to AstraZeneca’s motion, the District Court dismissed all claims relating to the settlement with one of the generic manufacturers but denied the motion with respect to all claims relating to the second generic manufacturer and allowed those claims to proceed.

Syntimmune

In connection with Alexion’s prior acquisition of Syntimmune, Inc., (Syntimmune) in December 2020, Alexion was served with a lawsuit filed by the stockholders’ representative for Syntimmune in Delaware State Court that alleged, among other things, breaches of contractual obligations relating to the 2018 merger agreement. The stockholders’ representative alleges that Alexion failed to meet its obligations under the merger agreement to use commercially reasonable efforts to achieve the milestones. Alexion also filed a claim for breach of the representations in the 2018 merger agreement.

Legal proceedings brought against AstraZeneca which have been concluded

Array BioPharma

In December 2017, AstraZeneca was served with a complaint filed in New York State court by Array BioPharma, Inc. (Array) alleging breaches of contractual obligations relating to a 2003 collaboration agreement between AstraZeneca and Array. In May 2022, the parties resolved this dispute. This matter is now concluded.

Legal proceedings brought by AstraZeneca considered to be contingent assets

PARP Inhibitor Royalty Dispute

In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc, ‘GSK’) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product niraparib. In May 2021, AstraZeneca filed a lawsuit against GSK in the Commercial Court of England and Wales alleging that GSK has failed to pay all of the royalties due on niraparib sales under the license agreements. The case has been transferred to the Chancery Division and the trial has been scheduled for March 2023.

Government investigations/proceedings

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Brazilian tax assessment matter

In connection with an ongoing matter, in August 2019, the Brazilian Federal Revenue Service provided a Notice of Tax and Description of the Facts (the Tax Assessment) to two Alexion subsidiaries (the Brazil Subsidiaries), as well as to two additional entities, a logistics provider utilised by Alexion and a distributor. The Tax Assessment focuses on the importation of Soliris vials pursuant to Alexion’s free drug supply to patients programme in Brazil.

Alexion prevailed in the first level of administrative appeals in the Brazilian federal administrative proceeding system based on a deficiency in the Brazil Tax Assessment. The decision was subject to an automatic (ex officio) appeal to the second level of the administrative courts, which is pending.

COVID-19 vaccine supply and manufacturing inquiries

In February 2022, a Brazilian Public Prosecutor filed a lawsuit against several defendants including the Brazilian Federal Government, AstraZeneca, and other COVID-19 vaccine manufacturers. In April 2022, a Brazilian Court issued an order dismissing the lawsuit. An appeal is pending.

Turkish Ministry of Health matter

In Turkey, in July 2020, the Turkish Ministry of Health (Ministry of Health) initiated an investigation regarding payments to healthcare providers by Alexion Turkey and former employees and consultants. The investigation arose from Alexion’s disclosure of a $21.5m civil settlement with the US Securities & Exchange Commission (SEC) in July 2020 fully resolving the SEC’s investigation into possible violations of the FCPA. In September 2021, the Ministry of Health completed its draft investigation report, and referred the matter to the Ankara Public Prosecutor’s Office with a recommendation for further proceedings against certain former employees.

Texas Qui Tam

US proceedings

In December 2022, AstraZeneca was served with an unsealed civil lawsuit brought by a qui tam relator on behalf of the State of Texas in Texas state court, which alleges that AstraZeneca engaged in unlawful marketing practices.

Vermont US Attorney investigation

US proceedings

In April 2020, AstraZeneca received a Civil Investigative Demand from the US Attorney’s Office in Vermont and the Department of Justice, Civil Division, seeking documents and information relating to AstraZeneca’s relationships with electronic health-record vendors. AstraZeneca is cooperating with this enquiry.

Legal proceedings brought against AstraZeneca which have been concluded

Brazilian operations investigation

In May 2017, Brazilian authorities seized records and data from Alexion’s Brazil offices as part of an investigation being conducted into Alexion’s Brazilian operations. AstraZeneca cooperated with this enquiry. The prosecutor recommended discontinuance in September 2022 after determining that there was insufficient evidence to support a legal claim. The judicial authority approved discontinuance of the investigation, without any further enforcement action, in November 2022. This matter is now concluded.

COVID-19 vaccine supply and manufacturing inquiries

In June 2021, Argentina’s Federal Criminal Prosecutor’s Office (the Prosecutor) contacted AstraZeneca Argentina seeking documents and electronic records in connection with a local criminal investigation relating to the public procurement and supply of Vaxzevria in that country. In October 2021, the Prosecutor filed a submission with the presiding court requesting dismissal of the criminal investigation, and that request was granted by the court in February 2022. This matter is now closed.

Legal proceedings brought by AstraZeneca which have been concluded

Canadian pricing matter

In October 2017, Alexion filed proceedings in the Federal Court of Canada to seek judicial review of a determination by the Canadian Patented Medicine Prices Review Board (PMPRB) that Alexion had excessively priced Soliris in a manner inconsistent with the Canadian pricing rules and guidelines. In June 2022, the parties resolved this matter. This matter is now concluded.

Other

US 340B litigations and proceedings

US proceedings

AstraZeneca is involved in several matters relating to its contract pharmacy recognition policy under the 340B Drug Pricing Program in the US. AstraZeneca has sought to intervene in three lawsuits against several US government agencies and their officials relating to the appropriate interpretation of the governing statute for the 340B Drug Pricing Program. Two of the three cases are currently stayed pending further proceedings and the third case has been dismissed.

Administrative Dispute Resolution proceedings have also been initiated against AstraZeneca before the US Health Resources and Services Administration.

As previously disclosed, in January 2021, AstraZeneca filed a separate lawsuit in the US District Court for the District of Delaware alleging that an Advisory Opinion issued by the Department of Health and Human Services violates the Administrative Procedure Act. In June 2021, the District Court found in favour of AstraZeneca, invalidating the Advisory Opinion. Prior to the District Court’s ruling, however, in May 2021, the US government issued new and separate letters to AstraZeneca (and other companies) asserting that our contract pharmacy policy violates the 340B statute. AstraZeneca amended the complaint to include allegations challenging the letter sent in May, and in February 2022, the District Court ruled in favour of AstraZeneca invalidating those letters sent by the US Government. In January 2023, the Court of Appeals affirmed the District Court decision in AstraZeneca’s favour.

In September 2021, AstraZeneca was served with a class-action antitrust complaint filed in the US District Court for the Western District of New York (the District Court) by Mosaic Health alleging a conspiracy to restrict access to 340B discounts in the diabetes market through contract pharmacies. In September 2022, the District Court granted Defendants’ motion to dismiss the Complaint. Plaintiffs are now seeking leave to amend their complaint.

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

Tax

AstraZeneca considers whether it is probable that a taxation authority will accept an uncertain tax treatment. If it is concluded that it is not probable that the taxation authority will accept an uncertain tax treatment, where tax exposures can be quantified, a tax liability is recognised based on either the most likely amount method or the expected value method depending on which method management expects to better predict the resolution of the uncertainty. Tax liabilities for uncertain tax treatments can be built up over a long period of time but the resolution of such tax exposures usually occurs at a point in time, and given the inherent uncertainties in assessing the outcomes of these exposures (which sometimes can be binary in nature), we could, in future periods, experience adjustments to the liabilities recognised in respect of uncertain tax treatments that have a material positive or negative effect on our results in any particular period. Details of the movements in relation to material uncertain tax treatments are discussed below.

AstraZeneca faces a number of audits and reviews in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. The issues under discussion are often complex and can require many years to resolve. Tax liabilities recognised for uncertain tax treatments require management to make key judgements with respect to the outcome of current and potential future tax audits, and actual results could vary from these estimates.

The total net tax liability recognised in the Group Financial Statements in respect of uncertain tax positions is $830m (2021: $768m; 2020: $1,014m). The net tax liability consists of $632m (2021: $702m; 2020: $852m) included within income tax payable, $20m (2021: $17m; 2020: $nil) included within deferred tax liability and $291m (2021: $(33)m; 2020: $76m) included within deferred tax asset, partially offset by $113m (2021: additional $82m; 2020: additional $86m) included within income tax receivable.

Transfer pricing

The net tax liability included in the Group Financial Statements to cover the worldwide exposure to uncertain tax treatments is $260m (2021: $77m; 2020: $287m). These matters can be complex and judgemental. The liability includes uncertain tax treatments which are estimated using the expected value method and depend on AstraZeneca’s assessment of the likelihood of the approach taken by the tax authorities and could change in the future to reflect progress in tax authority reviews, the extent that any tax authority challenge is concluded, or matters lapse including following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods.

For transfer pricing matters, including items under tax audit, AstraZeneca estimates the potential for additional tax liabilities above the amount provided where the possibility of the additional liabilities falling due is more than remote, to be up to $245m (2021: $48m; 2020: $251m) including associated interest.

There were no uncertain tax treatments relating to transfer pricing which give rise to potential for additional tax liabilities where the possibility of the additional liabilities falling due is more than remote.

Management believes that it is unlikely that these additional liabilities will arise. It is possible that some of these contingencies may change in the future to reflect progress in tax authority reviews, to the extent that any tax authority challenge is concluded, or matters lapse including following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods. Management continues to believe that AstraZeneca’s positions on all its transfer pricing positions, audits and disputes are robust, and that AstraZeneca has recognised appropriate tax balances, including consideration of whether corresponding relief will be available under Mutual Agreement procedures or unilaterally.

The increase in the net tax liability for uncertain tax positions relating to transfer pricing of $183m compared with 2021 is mainly as a result of an increase of tax liabilities arising from updates to estimates of prior period tax liabilities following progression of tax authority reviews.

Other uncertain tax treatments

Included in the net tax liability is $570m (2021: $691m; 2020: $727m) relating to a number of other uncertain tax treatments. The decrease of $121m in the net tax liability relating to the other uncertain tax treatments mainly relates to releases of tax liabilities following the expiry of the relevant statute of limitations and exchange rate effects. The majority of the liability relates to tax liabilities in respect of uncertain tax treatments which are estimated using the expected value method and depend on AstraZeneca’s assessment of the likelihood of the approach taken by the tax authorities and could change in the future to reflect progress in tax authority reviews, the extent that any tax authority challenge is concluded, or matters lapse including following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods.

For these other tax liabilities in respect of uncertain tax treatments, AstraZeneca estimates the potential for additional liabilities above the amount provided where the possibility of the additional liabilities falling due is more than remote, to be up to $209m (2021: $273m; 2020: $293m) including associated interest. It is possible that some of these liabilities may reduce in the future if any tax authority challenge is concluded or matters lapse following expiry of the relevant statutes of limitation, resulting in a reduction in the tax charge in future periods.

For uncertain tax treatments relating to other tax matters for which no tax liability has been recognised, AstraZeneca estimates the potential for additional tax liabilities where the possibility of the additional liabilities falling due is more than remote to be up to $280m (2021: $325m; 2020: $224m) including associated interest.

Timing of cash flows and interest

The Group is currently under audit in several countries and the timing of any resolution of these audits is uncertain.

It is not possible to estimate the timing of tax cash flows in relation to each outcome. It is anticipated that tax payments may be required in relation to a number of significant disputes which may be resolved over the next one to two years. AstraZeneca considers the tax liabilities set out above to appropriately reflect the expected value of any final settlement. Some of the items discussed above are not currently within the scope of tax authority audits and may take longer to resolve.

Included within other payables is a net amount of interest arising on tax contingencies of $106m (2021: $85m; 2020: $82m).

31 Statutory and other information

	2022	2021	2020
	$m	$m	$m
Fees payable to PricewaterhouseCoopers LLP and its associates:
Group audit fee	9.9	10.5	6.3
Fees payable to PricewaterhouseCoopers LLP and its associates for other services:
The audit of subsidiaries pursuant to legislation	15.1	15.2	10.8
Attestation under s404 of Sarbanes-Oxley Act 2002	3.1	2.0	2.0
Audit-related assurance services	0.7	4.5	0.7
Other assurance services	0.2	3.4	0.2
Fees payable to PricewaterhouseCoopers Associates in respect of the Group’s pension schemes:
The audit of subsidiaries’ pension schemes	0.3	0.3	0.3
	29.3	35.9	20.3

$0.6m of fees payable in 2022 are in respect of the Group audit and audit of subsidiaries related to prior years (2021: $0.4m in respect of the Group audit and audit of subsidiaries related to prior years).

$0.3m of 2021 Group audit fees and $0.7m of 2021 Audit-related assurance services and Other assurance services relate to pre-acquisition fees incurred by Alexion.

Included in the 2021 Audit-related assurance services and Other assurance services are $6.1m of services provided in relation to the acquisition of Alexion and related debt issuance.

Related party transactions

The Group had no material related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.

Key management personnel compensation

Key management personnel are defined for the purpose of disclosure under IAS 24 ‘Related Party Disclosures’ as the members of the Board and the members of the SET.

	2022	2021	2020
	$’000	$’000	$’000
Short-term employee benefits	38,632	32,985	29,126
Post-employment benefits	1,388	1,378	1,602
Share-based payments	56,297	45,234	27,666
	96,317	79,597	58,394

Total remuneration is included within employee costs (see Note 29).

32 Subsequent events

On 9 January 2023, it was announced that AstraZeneca had entered into a definitive agreement to acquire CinCor Pharma, Inc. (CinCor), a US-based clinical-stage biopharmaceutical company, focused on developing novel treatments for resistant and uncontrolled hypertension as well as chronic kidney disease. On 23 January 2023, AstraZeneca initiated a tender offer to acquire all of CinCor’s outstanding shares for a price of $26 per share in cash at closing, plus a non-tradable contingent value right of $10 per share in cash payable upon a specified regulatory submission of a baxdrostat product. Combined, the upfront and maximum potential contingent value payments represent, if achieved, a transaction value of approximately $1.8bn. As part of the transaction, AstraZeneca will acquire the cash and marketable securities on CinCor’s balance sheet, which totalled approximately $522m as of 30 September 2022. The transaction is expected to close in the first quarter of 2023.

On 16 January 2023, AstraZeneca completed the acquisition of Neogene Therapeutics Inc. (Neogene). AstraZeneca acquired all outstanding equity of Neogene for a total consideration of up to $320m, on a cash and debt free basis. This includes an initial payment of $200m on deal closing, and a further up to $120m in both contingent milestones-based and non-contingent consideration.

On 30 January 2023, AstraZeneca completed the sale of its West Chester site in Ohio, US, to National Resilience, Inc. On completion of the sale, the Property, plant and equipment assets associated with this transaction of $150m which were recorded as Assets held for sale as at 31 December 2022 have been disposed of, with no net impact recorded in the Consolidated Statement of Comprehensive Income.

On 2 February 2023, the Group entered into an additional $2.0bn of two-year committed bank facilities.

Group Subsidiaries and Holdings

In accordance with section 409 of the Companies Act 2006 a full list of subsidiaries, partnerships, associates, joint ventures and joint arrangements, the place of incorporation, registered office address, and the effective percentage of equity owned as at 31 December 2022 are disclosed below. Unless otherwise stated the share capital disclosed comprises ordinary shares which are indirectly held by AstraZeneca PLC.

Unless otherwise stated the accounting year ends of subsidiaries are 31 December. The Group Financial Statements consolidate the Financial Statements of the Company and its subsidiaries at 31 December 2022.

At 31 December 2022	Group Interest
Wholly owned subsidiaries

Algeria
AAPM SARL	100%
Number 20, Micro-Economic Zone, Hydra Business Center, Dar El Medina, Algiers, Algeria

Argentina
AstraZeneca S.A.	100%
Nicolas de Vedia 3616, Piso 8, Ciudad Autónoma de Buenos Aires, Argentina
Alexion Pharma Argentina SRL	100%
Avenida Leandro N. Alem 592 Piso 6, Buenos Aires, Argentina

Australia
AstraZeneca Holdings Pty Limited	100%
AstraZeneca Pty Limited	100%
Alexion Pharmaceuticals Australasia Pty Ltd	100%
66 Talavera Road, Macquarie Park, NSW 2113, Australia
LogicBio Australia Pty Limited	100%
Level 40, 2-26 Park Street, Sydney, NSW 2000, Australia

Austria
AstraZeneca Österreich GmbH	100%
Landstraßer Hauptstraße 1A, A-1030 Wien, Austria
Alexion Pharma Austria GmbH	100%
Donau-City-Straße 7, 30. Stock, DC Tower, Vienna 1220, Austria
Portola Österreich GmbH (in liquidation)	100%
Mooslackengasse 17, 1190 Wien, Austria

Belgium
AstraZeneca S.A. / N.V.	100%
Alfons Gossetlaan 40 bus 201 at 1702 Groot-Bijgaarden, Belgium
Alexion Pharma Belgium Sprl	100%
Alexion Services Europe Sprl	100%
de Meeûssquare 37, Bruxelles 1000, Belgium

Bermuda
Alexion Bermuda Holding ULC	100%
Alexion Bermuda Limited	100%
Alexion Bermuda Partners LP	100%
Canon's Court, 22 Victoria St., Hamilton Bermuda

Brazil
AstraZeneca do Brasil Limitada	100%
Rod. Raposo Tavares, KM 26, 9, Cotia, Brazil
Alexion Farmacêutica América Latina Serviços de Administração de Vendas Ltda.	100%
Alexion Serviços e Farmacêutica do Brasil Ltda	100%
Av. Dr Chucri Zaidan, 1240, 15° andar, CEP 04711-130, Ed. Morumbi Corporate – Golden Tower Vila São Francisco, São Paulo, Brazil

Bulgaria
AstraZeneca Bulgaria EOOD	100%
1057 Sofia, Izgrev Region, 36 Dragan Tsankov Blvrd, Bulgaria

Canada
AstraZeneca Canada Inc.[1]	100%
Suite 5000, 1004 Middlegate Road, Ontario, L4Y 1M4, Canada
Alexion Pharma Canada Corporation	100%
1300-1969 ST Upper Water, Halifax, NS B3J3R7, Canada

Cayman Islands
AZ Reinsurance Limited	100%
18 Forum Lane, 2nd Floor, Camana Bay, Grand Cayman, P.O. BOX 69, Cayman Islands

Chile
AstraZeneca S.A.	100%
AstraZeneca Farmaceutica Chile Limitada	100%
Av. Isidora Goyenechea 3477, 2nd Floor, Las Condes, Santiago, Chile

China
AstraZeneca Pharmaceutical Co., Limited	100%
No. 2, Huangshan Road, Wuxi, Jiangsu Province, China
AstraZeneca (Wuxi) Trading Co. Ltd	100%
Building E, Huirong Plaza, Jinghui Road East, Xinwu District, Wuxi, Jiangsu Province, China
AstraZeneca Investment (China) Co., Ltd	100%
199 Liangjing Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, China
AstraZeneca Pharmaceutical (China) Co. Ltd	100%
No 9 Medical Avenue, Jiangsu Province, Taizhou, China
AstraZeneca Pharmaceutical (Beijing) Co., Ltd	100%
1F, Building No.4, No.8 Courtyard, No.1 Kegu Street, Beijing Economic-Technological Development Area, Beijing 100176, China

AstraZeneca (Guangzhou) Pharmaceutical Co., Ltd	100%
Room 406-178, No. 1, Yichuang Street, (China-Singapore Guangzhou Knowledge City) Huangpu District, Guangzhou City, China
AstraZeneca Investment Consulting (Wuxi) Co., Ltd	100%
Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China
AstraZeneca Pharmaceutical (Hangzhou) Co., Ltd	100%
12F & 14F, Building 1, Shuli Plaza, 758 Fei Jia Tang Road, Gongshu District, Hangzhou, Zhejiang Province, China
AstraZeneca Global R&D (China) Co., Ltd	100%
16F, 88 Xizang North Road, Jing’an District, Shanghai, China
AstraZeneca Pharmaceutical (Chengdu) Co., Ltd.	100%
10th Floor, Building 11 (Building E11), No. 366, Hemin Street, Chengdu High-tech Zone, China (Sichuan) Pilot Free Trade Zone, China
AstraZeneca Pharmaceutical (Shanghai) Co., Ltd	100%
B1F, 8F & 9F, 88 Xizang North Road, Jing’an District, Shanghai, China
Alexion Pharmaceuticals (Shanghai) Company Limited	100%
Room 702 , No 1539 West Nanjing Road, Jing'an District, Shangai, China

Colombia
AstraZeneca Colombia S.A.S.	100%
Av Carrera 9 No. 101-67 Office 601, Bogotá, 110231, Colombia
Alexion Pharma Colombia S.A.S.	100%
Carrera 9 # 115 - 06 /30 Edificio Tierra Firme Oficina 2904 Bogota D.C., Colombia

Costa Rica
AstraZeneca CAMCAR Costa Rica, S.A.	100%
San José, Escazú, Roble Corporate Center, 5to piso, Costa Rica

Croatia
AstraZeneca d.o.o.	100%
Radnicka cesta 80, 10000 Zagreb, Croatia

Czech Republic
AstraZeneca Czech Republic, s.r.o.	100%
U Trezorky 921/2, 158 00 Prague 5, Czech Republic
Alexion Pharma Czech s.r.o.	100%
Novodvorská 994/138, Braník, 142 00 Prague, Czech Republic

Denmark
AstraZeneca A/S	100%
World Trade Center Ballerup, Borupvang 3, DK- 2750 Ballerup, Denmark

Egypt
AstraZeneca Egypt for Pharmaceutical Industries SAE	100%
6th of October City, 6th Industrial Zone, Plot 2, Giza, Egypt
AstraZeneca Egypt LLC	100%
47 St. 270 New Maadi, Maddi, Cairo, Egypt
Drimex LLC	100%
Plot 133, Banks’ District, 5th Settlement, New Cairo, Cairo, Egypt

Estonia
AstraZeneca Eesti OÜ	100%
Harju maakond, Tallinn, Lasnamäe linnaosa, Valukoja tn 8/1, 11415, Estonia

Finland
AstraZeneca OY.	100%
Itsehallintokuja 4, Espoo, 02600, Finland

France
AstraZeneca S.A.S	100%
AstraZeneca Reims Production SAS	100%
Tour Carpe Diem-31, Place des Corolles, 92400 Courbevoie, France
AstraZeneca Dunkerque Production SCS	100%
224 Avenue de la Dordogne, 59640 Dunkerque, France
Alexion Europe S.A.S.	100%
Alexion Pharma France S.A.S.	100%
103-105 Rue Anatole France 92300 Levallois-Perret, France

Germany
AstraZeneca Holding GmbH	100%
AstraZeneca GmbH	100%
Friesenweg 26, 22763, Hamburg, Germany
Sofotec GmbH	100%
Benzstrasse 1-3, 61352, Bad Homburg v.d. Hohe, Germany
AstraZeneca Computational Pathology GmbH[2]	100%
Bernhard-Wicki-Straße 5, 80636, Munich, Germany
Portola FRG GmbH	100%
Fraunhoferstraβe 12, Planegg, 82152, Germany
Alexion Pharma Germany GmbH	100%
Landsberger Straße 300, 80687 Munich, Germany

Greece
AstraZeneca S.A.	100%
Agisilaou 6-8 Marousi, Athens, Greece

Hong Kong
AstraZeneca Hong Kong Limited	100%
Unit 1 – 3, 11/F., 18 King Wah Road, North Point, Hong Kong

Hungary
AstraZeneca Kft	100%
1st floor, 4 building B, Alíz str., Budapest, 1117, Hungary

India
AstraZeneca India Private Limited[3]	100%
Block A, Neville Tower, 11th Floor, Ramanujan IT SEZ, Taramani, Chennai, Tamil Nadu, PIN 600113, India
Alexion Business Services Private Limited	100%
9th Floor, Platina, G Block Plot No. C-59, Bandra-Kurla Complex Bandra (East), Mumbai 400051, India

Iran
AstraZeneca Pars Company	100%
Suite 1, 1st Floor No. 39, Alvand Ave., Argantin Sq., Tehran 1516673114, Iran

Ireland
AstraZeneca Pharmaceuticals (Ireland) Designated Activity Company	100%
4th Floor, South Bank House, Barrow Street, Dublin, 4, Republic of Ireland
Alexion Pharma Holding Limited	100%
Alexion Pharma International Operations Limited	100%
Alexion Pharma Development Limited	100%
College Business & Technology Park Blanchardstown Road North Dublin 15, Republic of Ireland

Israel
AstraZeneca (Israel) Ltd	100%
Atirei Yeda 1, Building O-Tech 2, POB 8044, Kfar Saba, 4464301, Israel
Alexion Pharma Israel Ltd	100%
4 Weizmann Str., Tel-Aviv-Jaffa, Israel

Italy
Simesa SpA	100%
AstraZeneca SpA	100%
Alexion Pharma Italy Srl	100%
Viale Decumano 39, 20157, Milan, Italy

Japan
AstraZeneca K.K.	100%
Grand Front Osaka Tower B, 3-1, Ofuka-cho, Kita-ku, Osaka, 530-0011, Japan
Alexion Pharma GK	100%
Ebisu First Square, 18-14, Ebisu 1-chome, Shibuya-ku, Tokyo, Japan

Kenya
AstraZeneca Pharmaceuticals Limited	100%
L.R. No.1/1327, Avenue 5, 1st Floor, Rose Avenue, Nairobi, Kenya

Latvia
AstraZeneca Latvija SIA	100%
Skanstes iela 50, Riga, LV-1013, Latvia

Lithuania
AstraZeneca Lietuva UAB	100%
Spaudos g., Vilnius, LT-05132, Lithuania

Luxembourg
AstraZeneca Luxembourg S.A.	100%
Rue Nicolas Bové 2A – L-1253, Luxembourg

Malaysia
AstraZeneca Asia-Pacific Business Services Sdn Bhd	100%
12th Floor, Menara Symphony, No 5 Jalan Prof, Khoo Kay Kim, Seksyen 13, 46200 Petaling Jaya, Selangor Darul Ehsan, Malaysia
AstraZeneca Sdn Bhd	100%
Nucleus Tower, Level 11 & 12, No. 10 Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia

Mexico
AstraZeneca Health Care Division, S.A. de C.V.	100%
AstraZeneca, S.A. de C.V.	100%
Av. Periferico Sur 4305 interior 5, Colonia Jardines en la Montaña, Mexico City, Tlalpan Distrito Federal, CP 14210, Mexico
Alexion Pharma Mexico S. de R.L. de C.V.	100%
Paseo de los Tamarindos 90, Torre 1 piso 6 - A Col., Bosques de la Lomas, CP 05120 D.F, Mexico

Morocco
AstraZeneca Maroc SARLAU	100%
92 Boulevard Anfa ETG 2, Casablanca 20000, Morocco

The Netherlands
AstraZeneca B.V.	100%
AstraZeneca Continent B.V.	100%
AstraZeneca Gamma B.V.	100%
AstraZeneca Holdings B.V.	100%
AstraZeneca Jota B.V.	100%
AstraZeneca Rho B.V.	100%
AstraZeneca Sigma B.V.	100%
AstraZeneca Treasury B.V.	100%
AstraZeneca Zeta B.V.	100%
Prinses Beatrixlaan 582, 2595BM, The Hague, The Netherlands
AstraZeneca Nijmegen B.V.	100%
Lagelandseweg 78, 6545 CG Nijmegen, The Netherlands
Acerta Pharma B.V.	100%
Aspire Therapeutics B.V.	100%
Kloosterstraat 9, 5349 AB, Oss, The Netherlands
Portola Netherlands B.V.	100%
Prins Bernhardplein 200 JB Amsterdam 1097, The Netherlands
Alexion Pharma Netherlands B.V.	100%
Herengracht 282 Amsterdam 1016BX, The Netherlands
Alexion Holding B.V.	100%
Alexion Pharma Foreign Holdings, B.V.	100%

Prinses Beatrixlaan 582, 5895 BM, The Hague, The Netherlands

At 31 December 2022	Group Interest
New Zealand
AstraZeneca Limited	100%
Pharmacy Retailing (NZ) Limited t/a Healthcare Logistics, 58 Richard Pearse Drive, Mangere, Auckland, 1142, New Zealand

Nigeria
AstraZeneca Nigeria Limited	100%
11A, Alfred Olaiya Street, Awuse Estate, Off Salvation Street, Opebi, Ikeja, Lagos, Nigeria

Norway
AstraZeneca AS	100%
Karvesvingen 7, 0579 Oslo, Norway

Pakistan
AstraZeneca Pharmaceuticals Pakistan (Private) Limited[4]	100%
Office No 1, 2nd Floor, Sasi Arcade, Block 7, Main Clifton Road, Karachi, Pakistan

Panama
AstraZeneca CAMCAR, S.A.	100%
Bodega #1, Parque Logistico MIT, Carretera Hacia Coco Solo, Colon, Panama

Peru
AstraZeneca Peru S.A.	100%
Calle Las Orquídeas N° 675, Int. 802, Edificio Pacific Tower, San Isidro, Lima, Peru

Philippines
AstraZeneca Pharmaceuticals (Phils.) Inc.	100%
16th Floor, Inoza Tower, 40th Street, Bonifacio Global City, Taguig 1634, Philippines

Poland
AstraZeneca Pharma Poland Sp.z.o.o.	100%
Alexion Pharma Poland Sp.z.o.o.	100%
Postepu 14, 02-676, Warszawa, Poland

Portugal
Astra Alpha Produtos Farmaceuticos Lda	100%
AstraZeneca Produtos Farmaceuticos Lda	100%
Novastra Promoção e Comércio Farmacêutico Lda	100%
Novastuart Produtos Farmaceuticos Lda	100%
Stuart-Produtos Farmacêuticos Lda	100%
Zeneca Epsilon – Produtos Farmacêuticos Lda	100%
Zenecapharma Produtos Farmaceuticos, Unipessoal Lda	100%
Rua Humberto Madeira, No 7, Queluz de Baixo, 2730-097, Barcarena, Portugal

Puerto Rico
IPR Pharmaceuticals, Inc.	100%
Road 188, San Isidro Industrial Park, Canóvanas, 00729, Puerto Rico

Romania
AstraZeneca Pharma S.R.L.	100%
12 Menuetului Street, Bucharest Business Park, Building D, West Wing, 1st Floor, Sector 1, Bucharest, 013713, Romania

Russia
AstraZeneca Industries, LLC	100%
8 1st Vostochniy lane, Dobrino village, Borovskiy district, Kaluga region 249006, Russian Federation
AstraZeneca Pharmaceuticals, LLC	100%
Building 1, 21 First Krasnogvardeyskiy lane, floor 30,rooms 13 and 14, Moscow, 123112, Russian Federation
Alexion Pharma OOO LLC	100%
Building 1, 21 First Krasnogvardeyskiy lane, floor 29, Moscow, 123112, Russian Federation

Singapore
AstraZeneca Singapore Pte Limited	100%
10 Kallang Avenue #12-10, Aperia Tower 2, 339510, Singapore

South Africa
AstraZeneca Pharmaceuticals (Pty) Limited	100%
17 Georgian Crescent West, Northdowns Office Park, Bryanston, 2191, South Africa

South Korea
AstraZeneca Korea Co. Ltd	100%
21st Floor, Asem Tower, 517, Yeongdong-daero, Gangnam-gu, Seoul, 06164, Republic of Korea
Alexion Pharma Korea LLC	100%
41 FL., 152 Teheran-ro (Yeoksam-dong Gangam Finance Center), Gangnam-gu Seoul Republic of Korea

Spain
AstraZeneca Farmaceutica Holding Spain, S.A.	100%
AstraZeneca Farmaceutica Spain S.A.	100%
Laboratorio Beta, S.A.	100%
Laboratorio Lailan, S.A.	100%
Laboratorio Tau S.A.	100%
Fundación AstraZeneca	100%
Parque Norte, Edificio Álamo, C/Serrano Galvache no 56., 28033 Madrid, Spain
Alexion Pharma Spain S.L.	100%
Av Diagonal Num.601 P.1,Barcelona 08028, Spain

Sweden
Astra Export & Trading Aktiebolag	100%
Astra Lakemedel Aktiebolag	100%
AstraZeneca AB	100%
AstraZeneca Biotech AB	100%
AstraZeneca BioVentureHub AB	100%
AstraZeneca Holding Aktiebolag[5]	100%
AstraZeneca International Holdings Aktiebolag[6]	100%
AstraZeneca Nordic AB	100%
AstraZeneca Pharmaceuticals Aktiebolag	100%
AstraZeneca Södertälje 2 AB	100%
Stuart Pharma Aktiebolag	100%
Tika Lakemedel Aktiebolag	100%
SE-151 85 Södertälje, Sweden
Aktiebolaget Hassle	100%
Symbicom Aktiebolag[6]	100%
431 83 MoIndal, Sweden
Astra Tech International Aktiebolag	100%
Box 14, 431 21 MoIndal, Sweden
Alexion Pharma Nordics Holding AB	100%
Alexion Pharma Nordics AB	100%
Kungsgatan 3, Stockholm 111 43, Sweden

Switzerland
AstraZeneca AG	100%
Neuhofstrasse 34, 6340 Baar, Switzerland
Spirogen Sarl[6]	100%
Rue du Grand-Chêne 5, CH-1003 Lausanne, Switzerland
Portola Schweiz GmbH (in liquidation)	100%
c/o Tom Schaffner Schärer Rechtsanwälte Hintere Bahnhofstrasse 6, 5000 Aarau, Switzerland
Alexion Pharma GmbH	100%
Giesshübelstrasse 30, Zürich 8045, Switzerland

Taiwan
AstraZeneca Taiwan Limited	100%
21st Floor, Taipei Metro Building 207, Tun Hwa South Road, SEC 2 Taipei, Taiwan
Alexion Pharma Taiwan Ltd	100%
Room 1153, 11F, No1, SongZhi Rd Taipei, 11047 Taiwan

Thailand
AstraZeneca (Thailand) Limited	100%
Asia Centre 19th floor, 173/20, South Sathorn Rd, Khwaeng Thungmahamek, Khet Sathorn, Bangkok, 10120, Thailand

Tunisia
AstraZeneca Tunisie SaRL	100%
Lot n°1.5.5 les jardins du lac, bloc B les berges du lac Tunis, Tunisia

Turkey
AstraZeneca Ilac Sanayi ve Ticaret Limited Sirketi	100%
YKB Plaza, B Blok, Kat:3-4, Levent/Beşiktaş, Istanbul, Turkey
Zeneca Ilac Sanayi Ve Ticaret Anonim Sirketi	100%
Büyükdere Cad., Y.K.B. Plaza, B Blok, Kat:4, Levent/Beşiktaş, Istanbul, Turkey
Alexion Ilac Ticaret Limited Sirketi	100%
İÇERENKÖY MAHALLESİ UMUT SK. AND OFİS SIT. NO: 10 12/73 ATAŞEHİR İSTANBUL 10-12/73 Turkey

Ukraine
AstraZeneca Ukraina LLC	100%
54 Simi Prakhovykh street, Kiev, 01033, Ukraine

United Arab Emirates
AstraZeneca FZ-LLC	100%
P.O. Box 505070, Block D, Dubai Healthcare City, Oud Mehta Road, Dubai, United Arab Emirates
Alexion Pharma Middle East FZ-LLC	100%
Dubai Science Park, 501, Floor 5, EIB Building No. 2, Dubai, United Arab Emirates

United Kingdom
Ardea Biosciences Limited	100%
Arrow Therapeutics Limited	100%
Astra Pharmaceuticals Limited	100%
AstraPharm[6]	100%
AstraZeneca China UK Limited	100%
AstraZeneca Death In Service Trustee Limited	100%
AstraZeneca Employee Share Trust Limited	100%
AstraZeneca Finance Limited	100%

AstraZeneca Intermediate Holdings Limited[5]	100%
AstraZeneca Investments Limited	100%
AstraZeneca Japan Limited	100%
AstraZeneca Nominees Limited	100%
AstraZeneca Quest Limited	100%
AstraZeneca Share Trust Limited	100%
AstraZeneca Sweden Investments Limited	100%
AstraZeneca Treasury Limited[6]	100%
AstraZeneca UK Limited	100%
AstraZeneca US Investments Limited[5]	100%
AZENCO2 Limited	100%
AZENCO4 Limited	100%
Cambridge Antibody Technology Group Limited	100%
KuDOS Horsham Limited	100%
KuDOS Pharmaceuticals Limited	100%
Zenco (No. 8) Limited	100%
Zeneca Finance (Netherlands) Company	100%
MedImmune Limited	100%
1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom	100%
MedImmune U.K. Limited	100%
Plot 6, Renaissance Way, Boulevard Industry Park, Liverpool, L24 9JW, United Kingdom
Syntimmune Limited	100%
21 Holborn Viaduct, London, EC1A 2DY United Kingdom
Alexion Pharma UK Limited	100%
Portola Pharma UK Limited (in liquidation)	100%
3 Furzeground Way, Stockley Park, Uxbridge, Middlesex UB11 1EZ United Kingdom

United States
Amylin Ohio LLC[7]	100%
Amylin Pharmaceuticals, LLC[7]	100%
AstraZeneca Collaboration Ventures, LLC[7]	100%
AstraZeneca Pharmaceuticals LP8	100%
Atkemix Nine Inc.	100%
Atkemix Ten Inc.	100%
BMS Holdco, Inc.	100%
Corpus Christi Holdings Inc.	100%
Omthera Pharmaceuticals, Inc.	100%
Optein, Inc.	100%
Stauffer Management Company LLC[7]	100%
Zeneca Holdings Inc.	100%
Zeneca Inc.	100%
Zeneca Wilmington Inc.[5]	100%
AstraZeneca Finance LLC[7]	100%
AstraZeneca Finance and Holdings Inc.	100%
Namor Merger Sub, Inc[9]	100%
Ardea Biosciences, Inc	100%
1800 Concord Pike, Wilmington, DE 19803, United States
ZS Pharma Inc.	100%
1100 Park Place, Suite 300, San Mateo, CA 94403, United States
AlphaCore Pharma, LLC[7]	100%
333 Parkland Plaza, Suite 5, Ann Arbor, MI 48103, United States
AZ-Mont Insurance Company	100%
76 St Paul Street, Suite 500, Burlington, VT 05401, United States
MedImmune, LLC[7]	100%
MedImmune Ventures, Inc.	100%
One MedImmune Way, Gaithersburg, MD 20878, United States
Pearl Therapeutics, Inc.	100%
200 Cardinal Way, Redwood City, CA 94063, United States
Caelum Biosciences Inc.	100%
1200 Florence Columbus Road, Bordentown, NJ 08505, United States
Alexion Services Latin America Inc.	100%
600 Brickell Ave, Miami, FL 33131, United States
Portola USA, Inc	100%
Portola Pharmaceuticals LLC	100%
270 East Grand Avenue South San Francisco, CA 94080, United States
Achillion Pharmaceuticals Inc,	100%
Alexion Delaware Holding LLC	100%
Alexion Pharma LLC	100%
Alexion Pharmaceuticals, Inc.	100%
Syntimmune, Inc.	100%
Alexion US1 LLC	100%
Savoy Therapeutics Corp	100%
Wilson Therapeutics USA, Inc.	100%
TeneoTwo, Inc	100%
LogicBio Therapeutics, Inc	100%
121 Seaport Boulevard Boston, MA 02210, United States
Acerta Pharma LLC[7]	100%
121 Oyster Point Boulevard, South San Francisco, CA 94080, United States
LogicBio Securities Corporation	100%
65 Hayden Avenue, Lexington, MA 92421, United States

At 31 December 2022	Group Interest
Uruguay
AstraZeneca S.A.	100%
Yaguarón 1407 of 1205, 11.100, Montevideo, Uruguay

Venezuela
AstraZeneca Venezuela S.A.	100%
Gotland Pharma S.A.	100%
Av. La Castellana, Torre La Castellana, Piso 5, Oficina 5-G, 5-H, 5-I, Urbanización La Castellana, Municipio Chacao, Estado Bolivariano de Miranda, Venezuela

Vietnam
AstraZeneca Vietnam Company Limited	100%
18th Floor, A&B Tower, 76 Le Lai, Ben Thanh Ward, District 1, Ho Chi Minh City, Vietnam

Subsidiaries where the effective interest is less than 100%
India
AstraZeneca Pharma India Limited[3]	75%
Block N1, 12th Floor, Manyata Embassy Business Park, Rachenahalli, Outer Ring Road, Bangalore-560 045, India

Indonesia
P.T. AstraZeneca Indonesia	95%
Perkantoran Hijau Arkadia Tower F, 3rd Floor, JI. T.B. Simatupang Kav. 88, South Jakarta, 12520, Indonesia

Joint Ventures
China
WuXi MedImmune Biopharmaceutical Co., Limited (in liquidation)	50%
Room 1902, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong
IHP HK Holdings Limited	50%
Unit 5805, 58/F., Two International Finance Centre 8 Finance Street, Central, China

United Kingdom
Archigen Biotech Limited (in liquidation)	50%
Centus Biotherapeutics Limited	50%
1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom

Ireland
Centus Biotherapeutics Europe Limited (in liquidation)	50.00%
6th Floor, South Bank House, Barrow Street, Dublin 4, Republic of Ireland

United States
Montrose Chemical Corporation of California	50%
Suite 380, 600 Ericksen Ave N/E, Bainbridge Island, United States

Significant Holdings

China
Dizal (Jiangsu) Pharmaceutical Co., Ltd.	26.95%
199 Liangjing Rd, Zhangjiang Hi-Tech Park, Pudong District, Shanghai, 201203, China
Wuxi AstraZeneca-CICC Venture Capital Partnership (Limited Partnership)	22.13%
Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China
Beijing Falikang Pharmaceutical (China) Co. Ltd	49%
No. 69 Fushi Road, Haidian District, Beijing, 100143, China

United Kingdom
VaxEquity	40%
Lab 4 Cambridge Science Park, Unit 204 Milton Road, Cambridge CB4 0GZ, United Kingdom

United States
C.C. Global Chemicals Company	37.50%
PO Box 7, MS2901, Texas, TX76101-0007, United States

Associated Holdings
France
Medetia SAS	10%
Institute Imagine 24, Boulevard du Montparnasse 75015, Paris, France

Israel
AION Labs	19.23%
Oppenheimer 4 Rehovot, 7670104, Israel

Sweden
Swedish Orphan Biovitrum AB (publ)	9.90%
Tomtebodavägen 23A, Stockholm, Sweden
Ondosis	19.30%
BioVentureHub, Pepparedsleden 1, 431 83 Mölndal, Sweden

United Kingdom
Niox Group plc	16.97%
Hayakawa Building, Edmund Halley Road, Oxford Science Park, Oxford, OX4 4GB, United Kingdom

United States
AbMed Corporation	18%
68 Cummings Park Drive, Woburn, MA 01801, United States

Aristea Therapeutics, Inc.	11.85%
122770 High Bluff Drive, #380, San Diego, CA 92130, United States
Baergic Bio, Inc.	19.95%
1111 Kane Concourse, Suite 301 Bay Harbor Islands, FL 33154, United States
Regio Biosciences	19.95%
2277 Research Blvd, Suite 225, Rockville, MD 20850, United States

Employee Benefit Trust
The AstraZeneca Employee Benefit Trust

1	Ownership held in ordinary and class B special shares.
2	Ownership held in common shares, preferred shares 2003, preferred shares 2003 ex (A), preferred shares 2003 ex (B), preferred shares Series D, preferred shares Series E and preferred shares Series F.
3	Accounting year end is 31 March.
4	Accounting year end is 30 June.
5	Directly held by AstraZeneca PLC.
6	Ownership held in Ordinary A shares and Ordinary B shares.
7	Ownership held as membership interest.
8	Ownership held as partnership interest.
9	With effect from 13 January 2023, Namor Merger Sub Inc. was merged with and into Neogene Therapeutics, Inc., with Neogene Therapeutics, Inc. being the surviving corporation.