Form 20-F
period 2023-12-31
ASTRAZENECA PLC
filed 2024-02-20
CIK 901832

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one half of an Ordinary Share of 25¢ each	AZN	The Nasdaq Stock Market LLC
Ordinary Shares of 25¢ each		The Nasdaq Stock Market LLC *
0.700% Notes due 2024	AZN 24	The Nasdaq Stock Market LLC
3.375% Notes due 2025	AZN 25	The Nasdaq Stock Market LLC
0.700% Notes due 2026	AZN 26	The Nasdaq Stock Market LLC
1.200% Notes due 2026	AZN 26A	The Nasdaq Stock Market LLC
3.125% Notes due 2027	AZN 27A	The Nasdaq Stock Market LLC
1.750% Notes due 2028	AZN 28	The Nasdaq Stock Market LLC
4.875% Notes due 2028	AZN 28A	The Nasdaq Stock Market LLC
4.000% Notes due 2029	AZN 29	The Nasdaq Stock Market LLC
1.375% Notes due 2030	AZN 30	The Nasdaq Stock Market LLC
4.900% Notes due 2030	AZN 30A	The Nasdaq Stock Market LLC
2.250% Notes due 2031	AZN 31	The Nasdaq Stock Market LLC
4.875% Notes due 2033	AZN 33	The Nasdaq Stock Market LLC
6.450% Notes due 2037	AZN 37	The Nasdaq Stock Market LLC
4.000% Notes due 2042	AZN 42	The Nasdaq Stock Market LLC
4.375% Notes due 2045	AZN 45	The Nasdaq Stock Market LLC
4.375% Notes due 2048	AZN 48	The Nasdaq Stock Market LLC
2.125% Notes due 2050	AZN 50	The Nasdaq Stock Market LLC
3.000% Notes due 2051	AZN 51	The Nasdaq Stock Market LLC

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

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2023 was:

Title of Class	Number of Shares Outstanding
Ordinary Shares of 25¢ each:	1,550,162,626
Redeemable Preference Shares of £1 each:	50,000

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

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

Yes ☐  No ☐

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2023 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated and submitted on February 20, 2024.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Unless the context otherwise requires, “AstraZeneca” or “Group” refers to the Company and its consolidated entities. Other information contained within AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F, including graphs and tabular data, is not included in this Form 20-F unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Use of terms” on the inside front cover, “Strategic Report—Financial Review—Measuring performance” on page 60, and the tables on pages 61 to 63, “Additional Information —Trade Marks” on page 231, “—Glossary” on pages 232 to 235 and “—Important information for readers of this Annual Report—Cautionary statement regarding forward-looking statements”, “—Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates”, “—Statements of competitive position, growth rates and sales”, “— AstraZeneca websites”, “—External/third-party websites” and “—Figures” on page 236, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference. References herein to AstraZeneca websites, including where a link is provided, are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F dated February 20, 2024. Reference to “audited” information (including graphs and tabular data) set forth under the heading “Corporate Governance—Directors’ Remuneration Report” refers to procedures performed by the Company’s external auditor in accordance with International Standards on Auditing (UK) (‘ISAs (UK)’) and applicable law and does not form part of the “Report of Independent Registered Public Accounting Firm” in Item 18 herein. For the avoidance of doubt, the “Independent auditors’ report to the members of AstraZeneca PLC” on pages 141 to 147 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 does not form part of, and is not incorporated into, this Form 20-F dated February 20, 2024.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Reserved

B.       Capitalization and Indebtedness

Not applicable.

C.       Reason for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Operating in the pharmaceutical sector carries various inherent risks and uncertainties that may affect our business. In this section, we describe the risks and uncertainties that we consider material to our business, in that they may have a significant effect on our financial condition, results of operations and/or reputation.

These risks have been categorised consistently with the “Risk Overview—Principal Risks” detailed on pages 56 and 57 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024, each of which are included below (in addition to other risks that we face). We believe that the forward-looking statements about AstraZeneca in this Form 20-F dated February 20, 2024, identified by words such as ‘anticipates’, ‘believes’, ‘expects’ and ‘intends’, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations. Therefore, other risks, unknown or not currently considered material, could have a material adverse effect on our financial condition or results of operations.

Product pipeline risks	Impact
Failure or delay in the delivery of our pipeline or launch of new medicines

Our continued success depends on the development and successful launch of innovative new drugs.

The development of pharmaceutical product candidates is a complex, risky and lengthy process involving significant resources. A project may fail at any stage of the process due to various factors, including: failure to obtain the required regulatory or marketing approvals, unfavourable clinical efficacy data, safety concerns, failure to demonstrate adequate cost-effective benefits to regulatory authorities and/or payers, and the emergence of competing products. Details of projects that have suffered setbacks or failures during 2023 can be found in the “Strategic Report—Therapy Area Review” on pages 16 to 31 of AstraZeneca’s “Annual Report and Form 20 F Information 2023” included as exhibit 15.1 to this Form 20 F dated February 20, 2024.

Launch activities may be delayed by a number of factors, including: adverse findings in preclinical or clinical studies, regulatory demands, price negotiation, large-scale natural disasters or global pandemics, competitor activity, and technology transfer. In addition to developing products in-house, we continue to expand our portfolio through licensing arrangements and strategic collaborations which may not ultimately be successful.

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

Competition from other pharmaceutical companies means that we may have to pay a significant premium over book or market values for our acquisitions. Failure to complete collaborative projects in a timely, cost-effective manner may limit our ability to access a greater portfolio of products, intellectual property (IP), technology and shared expertise. In many cases we make milestone payments in advance of the commercialisation of the products, with no assurance of recouping costs.

Failure to meet regulatory or ethical requirements for medicine development or approval

We are subject to laws and regulations that control our ability to market our pharmaceutical products. Our development programmes must meet many standards to prove our products are safe, effective and of high quality. Health authorities, such as the FDA in the US and the European Medicines Agency in the EU, can refuse to approve our products or require us to conduct additional clinical trials or scientific testing before they will approve them for marketing. Many factors influence health authority decisions to approve or reject a marketing application for a pharmaceutical product. These include advances in science and technology; new laws, regulations and policies; and different standards for evaluating safety and effectiveness.

Delays in regulatory approvals could delay our ability to market our products and may adversely affect our revenue. Also, post-approval requirements, including additional clinical trials, could cause increased costs. We seek to manage these risks, but policymaking by governments and health authorities can be unpredictable and unforeseen circumstances, such as public health emergencies, may strain health authority resources and delay the approval of our products.

Following approval, a health authority may require us to conduct additional clinical trials or scientific testing to address concerns raised after patients have used our products in the marketplace. New data may impact a product’s approval status or lead to labelling changes that limit the use of a product.

D.       Risk Factors

continued

Commercialisation risks	Impact
Failures or delays in the quality or execution of the Group’s commercial strategies

Maximising the commercial potential of our new products underpins the success of our strategy and the delivery of our short- and medium-term targets. We may ultimately be unable to achieve commercial success for various reasons, including:

> difficulties in manufacturing sufficient quantities of the product

> any price control measures imposed by governments and healthcare authorities

> patient access to healthcare

> diagnosis rates

> erosion of IP rights

> failure to show a differentiated product profile

> changes in prescribing habits.

The ability to successfully carry out business in emerging markets can be more challenging than in established markets. Such challenges may include:

> volatility in economic or political climates

> inadequate protection against crime (including counterfeiting, corruption and fraud)

> inadvertent breaches of local and international law.

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

Pricing affordability, access and competitive pressures

Appropriate pricing, reimbursement and policy frameworks enable us to contribute significantly to patients, public health and health practice transformation. The global economic, political and social pressures are creating an ever more challenging environment in which we operate. As a result of global financial pressures there is increased evidence of cost containment measures including:

> drug pricing system reforms such as the Inflation Reduction Act (IRA) in the US

> changes to reference pricing rules impacting prices in some markets

> expedited approval of generic drugs and introduction of new laws, regulations and policies.

Deterioration of, or lack of improvement in, socio-economic conditions could adversely affect supply and/or distribution in affected countries and the ability or willingness of customers to purchase our medicines, putting pressure on price and/or volumes. This could adversely affect our business or results of operations, for example, those health systems most severely impacted by downturn may seek alternative ways to settle their debts at a discount. Other customers may cease to trade, which may result in losses from writing off debts or a reduction in demand for products. Across the industry, a new government-run drug price-setting programme in the US could reduce the value of certain products sooner than planned and impact the R&D pipeline as companies seek to avoid investing in lower yield products.

D.       Risk Factors

continued

Supply chain and business execution risks	Impact
Failure to maintain supply of compliant, quality medicines

We may experience challenges, delays or interruptions in the manufacturing and supply of our products for various reasons, including:

> Supply shortages or delays in construction of facilities to support future demand of our products caused by significant unforecasted demand growth or supply chain disruptions (e.g. natural disasters, climate impacts, COVID 19,conflict or political unrest).

> The inability to supply products due to a product quality failure or regulatory compliance action such as licence withdrawal, product recall or change of regulatory standards (e.g. nitrosamines, where regulators have been introducing new limits/expectations for regulatory filings).

It is necessary for us to meet all regulations, including compliance with Good Manufacturing Practices (GMP) and Good Distribution Practices (GDP) and comparable regulatory dossier conditions of approval in all countries in which our products are licensed, manufactured or sold.

We rely significantly on third parties for the timely supply of goods (e.g. active ingredients and packaging components), many of which are difficult to substitute in a timely manner or at all.

Supply chain difficulties may result in product shortages, which could lead to lost Product Sales and materially affect our reputation and results of operations.

Failure to comply with all manufacturing regulations can result in negative regulatory inspection findings that could lead to the halt of manufacturing, and/or product seizure, debarment or recalls which could have an adverse effect on our business, financial condition and results of operations.

In the event of insolvency of third-party suppliers, it would be difficult to substitute in a timely manner or at all.

D.       Risk Factors

continued

adr
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

Failure in information technology or cybersecurity

IT systems enable critical business functions. Critical business processes and functions are increasingly dependent on partner and vendor IT stability and data integrity. IT systems provide our workforce with continuous access to collaboration environments, global communications channels, applications and data. High availability IT systems remain a business imperative. In addition to availability and reliability, IT systems must comply with provisions specified in data security, privacy and individual protection laws.

Data is a commodity that we prioritise continued access to and protection of. Data is often characterised as strictly confidential information. Examples of strictly confidential data include clinical trial records, personal information, IP, R&D data, and compliance information. AstraZeneca’s IT systems and data are potentially vulnerable to service interruptions and security breaches via attacks by malicious third parties or intentional or inadvertent actions by our employees or vendors. Attempts to exploit AstraZeneca are increasingly sophisticated. Threat actors include organised criminal groups, ‘hacktivists’, nation states, employees and others.

The internet is our primary critical business transaction channel. Internet availability is increasingly at risk due to geopolitical tensions and conflict.

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

D.       Risk Factors

continued

Failure of critical processes

Unexpected events and/or events beyond our control could result in the failure of critical processes within the Group or at third parties on whom we are reliant.

The business faces threats to business continuity from many directions. Examples of material threats include:

> Disruption to our business or the global markets if there is instability in a particular geographic region, including as a result of war, terrorism, pandemics, armed conflicts, riots, unstable governments, civil insurrection or social unrest.

> Natural disasters in areas of the world prone to extreme weather events, which may increase in frequency or severity as a result of climate change.

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

Failure to collect and manage data in line with legal and regulatory requirements and strategic objectives

Data is increasingly recognised as being AstraZeneca’s most valuable commodity. There is an increasing range of legislative and regulatory requirements to manage data across all countries where we conduct business, these may impact certain types of data such as personal data, the way that we conduct business such as restricting the movement of data between countries or jurisdictional regions or how we make use of new technological capabilities such as artificial intelligence (AI). In addition, geopolitical changes may require changes to how AstraZeneca manages data.

Beyond legal and regulatory requirements, achieving strategic objectives will require good management of data across the enterprise. As our organisation increasingly relies on data, including sensitive data relating to health and genomics, a failure to properly understand personal and collective accountabilities for managing data to maximise its value, or failure to address data risks will reduce our ability to execute at pace and deliver strategic objectives.

AI technologies present significant opportunities and risks to our business. Harnessing AI’s transformative potential may enable AstraZeneca to speed up the discovery and development of new drugs, optimise our manufacturing processes, drive efficiencies and productivity, and accelerate our growth. Failure to exploit these opportunities may put AstraZeneca at a competitive disadvantage.

AstraZeneca is investing significant resources into AI experimentation, development, and deployment across many parts of our business. As we scale our use of AI, it is possible not all investments will succeed.

AI technologies may exacerbate existing risks, like those risks associated with data privacy, cybersecurity and IP. AI also introduces new risks due to the autonomous nature of the technology, the ease at which AI-enabled decision making can be scaled up, and the commercial pressures to adopt AI. AI systems can amplify biased and discriminatory decision making, perform unreliably and malfunction, generate insights which are difficult to interpret and explain, and cause direct harm to individuals or groups. These risks may become more significant as we increasingly utilise AI to inform, augment and automate decision making and processes in sensitive areas (e.g. clinical trials, medical decision making).

The adoption and exploitation of AI is occurring under the backdrop of intense global media scrutiny, heightened political attention and low levels of public trust and understanding. There is also a range of new AI regulations being adopted and implemented worldwide, including in the EU, China and the US.

Despite taking measures designed to ensure compliance with applicable privacy- and AI-related laws and regulations by our personnel and our third parties, non-compliance has occurred and may occur again in the future. If future instances of non-compliance are deemed significant, these may attract material regulatory sanctions or fines and corresponding reputational damage, orders to stop certain processing of personal data, or legal action on behalf of impacted individuals. Further, failure to protect personal data could lead to a competitive disadvantage, loss of trust from our stakeholders, including patients, and prevent us from delivering our strategic objectives.

If the scope of data-related laws is expanded or if the interpretation or enforcement of existing laws change or new privacy laws are implemented, AstraZeneca and its third-party vendors may be required to change their business practices or data processing practices and policies. This may lead to substantial compliance-related costs or materially adversely impact our business and financial condition.

Our failure to use AI technologies in a way that maintains trust, quality and control in our business activities would pose reputational, legal, regulatory and financial risks to AstraZeneca. Investments in AI may not realise the benefits that were anticipated.

D.       Risk Factors

continued

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

Focus in 2024 will be to look at our global footprint to ensure we are best positioned to support science and the business towards the 2030 Bold Ambition.

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

Any unforeseen safety concerns or adverse events relating to our products, or failure to comply with laws, rules and regulations relating to provision of appropriate warnings concerning the dangers and risks of our products that result in injuries, could expose us to large product liability claims, settlements and awards, particularly in the US. Adverse publicity relating to the safety of a product, or of other competing products, may increase the risk of product liability claims. Details of material product liability litigation matters can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 204 to 210 of AstraZeneca’s “Annual Report and Form 20 F Information 2023” included as exhibit 15.1 to this Form 20 F dated February 20, 2024.

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

D.       Risk Factors

continued

Adverse outcome of litigation and/or governmental investigations

Our business is subject to a wide range of laws and regulations around the world. We have been, and may continue to be, subject to various legal proceedings and governmental investigations.

Actual or perceived failure to comply with laws or regulations may result in AstraZeneca and/or its employees being investigated by government agencies and authorities and/ or in civil legal proceedings. Relevant authorities have wide-ranging administrative powers to deal with any failure to comply with laws, regulations or continuing regulatory oversight, and this could affect us, whether such failure is our own or that of our contractors or external partners. In particular, the manufacturing, marketing, exportation, promotional, clinical, pharmacovigilance and pricing practices of pharmaceutical manufacturers, as well as manufacturer interaction with regulatory agencies, purchasers, prescribers and patients, are subject to extensive regulation, litigation and governmental investigation. Moreover, such laws, rules and regulations are subject to change. Details of material litigations and governmental investigations can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 204 to 210 of AstraZeneca’s “Annual Report and Form 20 F Information 2023” included as exhibit 15.1 to this Form 20 F dated February 20, 2024.

Many companies, including AstraZeneca, have been subject to legal claims asserted by federal and state governmental authorities and private payers and consumers, which have resulted in substantial expense and other significant consequences. Governmental investigations or proceedings could result in civil or criminal sanctions and/or the payment of fines or damages. Civil litigation, particularly in the US, is inherently unpredictable, and unexpectedly high awards for damages can result from an adverse result. In many cases, litigation adversaries may claim enhanced damages in extremely high amounts. Government investigations, litigations, and other legal proceedings, regardless of the outcome, could be costly, divert management attention, or damage our reputation and demand for our products.

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

We are subject to numerous patent challenges relating to various products or processes and assertions of non-infringement of our patents. A loss in any of these challenges could result in loss of patent protection on the covered product and a risk to the revenue generated by the product. We also face the risk that our products may be found to infringe patents owned or licensed by third parties and we may be subject to monetary damages or compelled to cease sales of the infringing product, resulting in a potential risk to revenue. These challenges threaten the value of our investment in pharmaceutical development. Details of material patent litigation matters can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 204 to 210 of AstraZeneca’s “Annual Report and Form 20 F Information 2023” included as exhibit 15.1 to this Form 20 F dated February 20, 2024.

If we are unable to obtain, defend and enforce our IP, we may experience accelerated and intensified competition. Also, if our products are found to infringe a third-party patent, we may be subject to monetary damages or compelled to cease sales of the infringing product. These negative outcomes could have an adverse material impact on our financial results.

D.       Risk Factors

continued

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

Geopolitical and/or macroeconomic volatility disrupts the operation of our global business

Operating in more than 100 countries, we are subject to political, socio-economic and financial factors around the world. A sustained global economic downturn may adversely impact financial markets and/or exacerbate pressure from governments and other healthcare payers on medicine prices and other cost control measures in order to limit healthcare spending.

Geopolitical tensions may lead to the imposition or escalation of trade controls, tariffs, taxes or other restrictions to market access which may increase our costs or reduce revenues.

A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for medicines and our ability to raise additional capital when needed or on favourable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payers.

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

Significant resources may be required to remediate any deficiency in internal controls. Any such deficiency may trigger related investigations and may result in fines being levied against individual directors or officers. Serious fraud may lead to prosecution of senior management. Any of the foregoing could adversely affect our financial results and lead to reputational damage.

D.       Risk Factors

continued

Unexpected deterioration in the Group’s financial position

Movements in exchange rates against the US dollar, our reporting currency, impact our reported results. The key currencies of Product Sales and costs are: US dollar, Chinese renminbi, euro, Japanese yen, Swedish krona and pound sterling.

Most of our cash is invested in AAA credit-rated institutional money market funds, fixed income securities issued by government, financial and non-financial entities and collateralised and non-collateralised bank deposits. Our credit exposure is a mix of US, EU and rest of world default risk across these institutions.

We invest in many projects in an effort to develop a successful portfolio of approved products. Our Consolidated Statement of Financial Position therefore contains significant investments in intangible assets, including goodwill. Our ability to realise value on these investments depends on regulatory approvals, market acceptance, competition, and legal developments.

Our defined benefit post-retirement obligations (primarily in the UK and Sweden) can materially change in value but are largely backed by assets invested in growth and liability hedging portfolios, which hedge some of the risks inherent in liability valuations.

Although we maintain relevant insurance coverage for risks arising within the Group, we may not be able to maintain our insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

Tax law is complex, leading to the risk of different interpretations. Revenue authorities can make conflicting claims to the profits taxed in individual countries leading to double taxation and the potential for fines and penalties. Tax laws can change following action by international bodies such as the Organisation for Economic Co-operation and Development (OECD) or individual governments.

Foreign exchange rate movements may materially adversely affect our financial condition or results of operations.

In a sustained economic downturn, such institutions may cease to trade and there can be no guarantee that we will be able to access the full value of our investments.

We expect that some of our intangible assets will become impaired in the future. Impairment losses may materially adversely affect our financial condition or results of operations.

Solvency levels could fall, leading to higher contributions if there are: falls in assets; increases in liability valuations (from falls in bond yields, increases in inflation or lower mortality); or changes in regulations. As liability valuation risks are hedged to a material level, significant collateral may need to be posted, which in extreme circumstances could lead to a short-term liquidity risk in some pension schemes and a request to the Group to provide temporary liquidity.

Uninsured losses, or those where an insurer denies coverage, could materially adversely affect our financial condition.

The resolution of tax disputes can result in incremental tax costs, a reallocation of profits or losses between jurisdictions, or even double taxation, fines and penalties. They are costly, divert management attention and may adversely affect our reputation.

If tax treaties are withdrawn or amended, or Competent Authorities are unable to reach an agreement that eliminates double taxation, this could materially adversely affect our financial position. For details of our financial risk management policies, see “Strategic Report—Financial Review—Financial risk management” on page 71 and for details of current tax disputes, see “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 204 to 210 of AstraZeneca’s “Annual Report and Form 20 F Information 2023” included as exhibit 15.1 to this Form 20 F dated February 20, 2024.

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

The information (including tabular data) set forth under the headings “Strategic Report—Financial Review—Collaboration Revenue” on pages 65 to 66, “Strategic Report—Financial Review—Restructuring” on page 67, “Strategic Report—Financial Review—Acquisitions treated as Business combinations” and “—Acquisitions treated as asset acquisitions” on page 69, “Strategic Report—Financial Review—Investments, divestments and capital expenditure” on page 70, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Board Leadership and Company Purpose” on page 81 and “Additional Information—Important information for readers of this Annual Report—AstraZeneca websites” on page 236, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference. Additionally, the information set forth under the heading “Strategic Report—Financial Review” on pages 60 to 76 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to the Form 20-F dated February 21, 2023 is incorporated herein by reference.

The United States Securities and Exchange Commission (the “SEC”) maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

B.       Business Overview

The information (including graphs and tabular data) set forth under the headings “Strategic Report—AstraZeneca at a Glance” on page 5, “Strategic Report—Chair’s Statement” on page 2, “Strategic Report—Chief Executive Officer’s Review” on pages 3 to 4, “Strategic Report—Science can…” on page 6, “Strategic Report—Healthcare in a Changing World” on pages 7 to 9, “Strategic Report—Our Purpose, Values and Business Model” on pages 10 to 11, “Strategic Report—Our strategy and Key Performance Indicators” on pages 12 to 15, “Strategic Report—Therapy Area Review” on pages 16 to 31, “Strategic Report—Business Review” on pages 32 to 49, “Strategic Report—Task Force on Climate-related Financial Disclosures Summary Statement” on pages 51 to 53, “Strategic Report—Risk Overview—Managing risk”, “—Risk Overview—Emerging risks”, “—Risk Overview—Climate risk”, “—Risk Overview—Cybersecurity Risk” on page 54, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Global Compliance and Group Internal Audit (GIA)” on page 83, “Corporate Governance—Corporate Governance Report—Principal Decisions—Acquisitions and collaborations to strengthen pipeline” on page 87, “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161, “Financial Statements—Notes to the Group Financial Statements—Note 6—Segment information” on page 167 to 169, “Additional Information—Sustainability: supplementary information” on page 230, and “Additional Information—Important information for readers of this Annual Report—Statements of competitive position, growth rates and sales” on page 236, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

Development Pipeline as of February 8, 2024

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

Key:

PP = Partnered product

Phase I

Compound	Mechanism	Additional Information	Area Under Investigation
Oncology
AZD0305	GPRC5D ADC		relapsed/refractory multiple myeloma
AZD0486	CD19-CD3 TCE		R/R B-cell non-Hodgkin lymphoma
AZD0486	CD19-CD3 TCE		B-cell acute lymphoblastic leukaemia
AZD1390	ATM inhibitor		glioblastoma
AZD3470	PRMT5 inhibitor		classic Hodgkin lymphoma, solid tumours
AZD5335	anti-folate receptor alpha topoisomerase 1 inhibitor ADC		ovarian cancer, lung adenocarcinoma
AZD5851	GPC3 CAR-T		hepatocellular carcinoma
AZD5863	CLDN18.2 x CD3 bi-specific antibody (HBM7022)		solid tumours
AZD6422	CLDN18.2 CAR-T		solid tumours
AZD8421	CDK2 inhibitor		solid tumours
AZD9592	EGFR/cMET		solid tumours
AZD9829	CD123 TOP1i ADC		acute myeloid leukemia, myelodysplastic syndromes
NT-125	autologous, fully-individualised, multi-specific TCR-T targeting neoantigens		solid tumours
NT-175	TGFBR2 KO armoured TCR-T targeting TP53 R175H/HLA-A*02:01		solid tumours
volrustomig + lenvatinib	PD-1/CTLA-4 bispecific mAb + VEGF		advanced renal cell carcinoma
CVRM
AZD2373	podocyte health		nephropathy
AZD2389	anti-fibrotic mechanism		metabolic dysfunction-associated steatohepatitis
AZD4144	inflammation modulator		cardiorenal disease
AZD5462	RXFP1 agonist	(PP)	heart failure
AZD6234	peptide		obesity with related comorbidities
AZD7503	ASO		non-alcoholic steatohepatitis
AZD9550	GLP-1R glucagon dual agonist		non-alcoholic steatohepatitis
Respiratory & Immunology
AZD1163	bispecific antibody		rheumatoid arthritis
AZD5055	porcupine inhibitor		idiopathic pulmonary fibrosis
AZD6793	IRAK4 inhibitor		inflammatory diseases
AZD6912	siRNA		rheumatoid arthritis
AZD7798	humanised monoclonal antibody targets T cells subset		Crohn’s disease
AZD8630	inhaled TSLP FAb	(PP)	asthma
Other Medicines
AZD4041	orexin 1 receptor antagonist	(PP)	opioid use disorder
MEDI0618	PAR2 antagonist mAb	Phase I/IIa	migraine
MEDI1814	amyloid beta mAb	(PP)	Alzheimer’s disease
Rare Disease
ALXN1910	next generation TNSALP ERT		bone metabolism
ALXN1920	kidney-targeted factor H fusion protein		nephrology
ALXN2030	siRNA targeting complement C3		nephrology
ALXN2080	oral factor D inhibitor		healthy volunteers
Vaccine and Immune therapies
COVID mRNA VLP vaccine	Vaccine		COVID-19

Phase II

Compound	Mechanism	Additional Information	Area Under Investigation
Oncology
AZD0171 + Imfinzi + CTx	anti-LIF mAb + PD-L1 mAb + CTx		1st-line metastatic pancreatic ductal adenocarcinoma
AZD0901	CLDN18.2 MMAE ADC		solid tumours
AZD8205	B7-H4 targeting ADC		solid tumours
AZD9574	PARP inhibitor		advanced solid malignancies
camizestrant	selective estrogen receptor degrader		estrogen receptor +ve breast cancer
ceralasertib	ATR inhibitor		solid tumours
IPH5201 + Imfinzi	CD39 + PD-L1	(PP)	neoadjuvant/adjuvant NSCLC
rilvegostomig ARTEMIDE-01	PD-1/TIGIT bispecific mAb	(PP)	solid tumours
sabestomig	PD-1/TIM3 bispecific mAb	solid tumours (Phase II), haematological malignancies (Phase I)	solid tumours, haematological malignancies
saruparib	PARP1Sel		solid tumours
volrustomig	PD-1/CTLA-4 bispecific mAb		solid tumours
CVRM
AZD0780	PCSK9		dyslipidaemia
AZD2693	NASH resolution		non-alcoholic steatohepatitis
AZD3427	relaxin mimetic		heart failure
balcinrenone/dapagliflozin	MR modulator + SGLT2 inhibitor		heart failure with CKD
MEDI6570	LOX-1 mAb		cardiovascular disease
mitiperstat	myeloperoxidase		heart failure with a preserved ejection fraction/NASH
zibotentan/dapagliflozin	endothelin A receptor antagonist/SGLT2 inhibitor		liver cirrhosis
Respiratory & Immunology
atuliflapon	FLAP inhibitor		asthma
AZD4604	inhaled JAK1 inhibitor		asthma
mitiperstat	myeloperoxidase		COPD
tozorakimab FRONTIER 3	IL-33 mAb		asthma
Other Medicines
MEDI1341	alpha synuclein mAb	(PP)	multiple system atrophy/Parkinson’s disease
MEDI7352	NGF/TNF bispecific mAb		osteoarthritis pain and painful diabetic neuropathy
Rare Disease
vemircopan	oral factor D inhibitor		generalised myasthenia gravis
vemircopan	oral factor D inhibitor		proliferative lupus nephritis or immunoglobulin A nephropathy
Voydeya (danicopan)	oral factor D inhibitor		geographic atrophy

Phase III/Pivotal Phase II/Registration (listed until launch in all applicable major markets)

Compound	Mechanism	Area Under Investigation	Additional Information	Estimated submission/submission status
Oncology
camizestrant + CDK4/6i SERENA-6	selective estrogen receptor degrader + CDK4/6 inhibitors	1st-line HR+ HER2- ESR1m breast cancer		2025
camizestrant +palbociclib SERENA-4	selective estrogen receptor degrader + CDK4/6 inhibitor	1st-line HR+ HER2- breast cancer		2025
camizestrant CAMBRIA-1	selective estrogen receptor degrader	HR+ HER2- extended adjuvant breast cancer		>2025
camizestrant CAMBRIA-2	selective estrogen receptor degrader	ER+/HER2- early breast cancer		>2025
ceralasertib +Imfinzi LATIFY	ATR inhibitor + PDL-1 mAb	NSCLC		>2025
datopotamab deruxtecan AVANZAR	TROP2 ADC	1L NSCLC, squamous and non-squamous 1L NSCLC, TROP2 BM+	(PP)	2025
datopotamab deruxtecan TROPION-Breast01	TROP2 ADC	2-3L HR+ HER2- breast cancer	(PP)	H1 2024
datopotamab deruxtecan TROPION-Breast02	TROP2 ADC	1st-line triple negative breast cancer	(PP)	2025
datopotamab deruxtecan TROPION-Breast03	TROP2 ADC	adjuvant residual disease triple negative breast cancer	(PP)	>2025
datopotamab deruxtecan TROPION-Breast04	TROP2 ADC	neoadjuvant/adjuvant triple negative or HR-low/HER2-negative breast cancer	(PP)	>2025
datopotamab deruxtecan TROPION-Breast05	TROP2 ADC	1L PD-L1+ triple negative breast cancer	(PP)	>2025
datopotamab deruxtecan TROPION-Lung01	TROP2 ADC	2L+ NSCLC with or without actionable genomic alterations	(PP)	H1 2024
datopotamab deruxtecan TROPION-Lung07	TROP 2 ADC	1L NSCLC PD-L1 <50% non-squamous	(PP)	>2025
datopotamab deruxtecan TROPION-Lung08	TROP2 ADC	1L metastatic NSCLC without actionable genomic alterations and PD-L1 TPS ≥50%	(PP)	2025
Imfinzi + Imjudo HIMALAYA	PD-L1 mAb + CTLA-4 mAb	1st-line hepatocellular carcinoma	(PP)	Launched
Imfinzi +/- oleclumab +/- monalizumab PACIFIC-9	PD-L1 + NKG2A or PD-L1 + CD73	unresectable Stage III NSCLC	(PP)	>2025
rilvegostomig ARTEMIDEBiliary01	PD-1/TIGIT bispecific mAb	adjuvant biliary tract cancer	(PP)	>2025
saruparib EvoPAR-Prostate01	PARP1Sel	metastatic castration-sensitive prostate cancer		>2025
Truqap (capivasertib) + Faslodex CAPItello-291	AKT inhibitor + fulvestrant	2nd-line and beyond in aromatase inhibitor resistant locally advanced (inoperable) or metastatic breast cancer	(PP)	Launched
volrustomig eVOLVE-Cervical	PD-1/CTLA-4 bispecific mAb	locally advanced cervical cancer		>2025
volrustomig eVOLVE-HNSCC	PD-1/CTLA-4 bispecific mAb	unresected locally advanced head and neck squamous cell carcinoma		>2025
volrustomig eVOLVE-Lung02	PD-1/CTLA-4 bispecific mAb	1L metastatic NSCLC		>2025
volrustomig eVOLVE-Meso	PD-1/CTLA-4 bispecific mAb	1L unresectable malignant pleural mesothelioma		>2025
CVRM
Andexxa	anti-factor Xa reversal	acute major bleed		Launched
baxdrostat	aldosterone synthase inhibitor	hypertension		>2025
roxadustat OLYMPUS ROCKIES	hypoxia-inducible factor prolyl hydroxylase inhibitor	anaemia in chronic kidney disease/end-stage renal disease	(PP)	Launched
Wainua (eplontersen)	ligand-conjugated antisense	patients with hereditary transthyretin-mediated amyloid polyneuropathy (ATTRv-PN)	(PP)	Launched
zibotentan/dapagliflozin	endothelin A receptor antagonist/SGLT2 inhibitor	CKD with high proteinuria		>2025
Respiratory & Immunology
Fasenra CALIMA SIROCCO ZONDA MIRACLE	IL-5R mAb	severe uncontrolled asthma	(PP)	Launched
Saphnelo TULIP 1 & TULIP 2 AZALEA (China)	type I IFN receptor mAb	systemic lupus erythematosus	(PP)	Launched
Tezspire NAVIGATOR DIRECTION (China)	TSLP mAb	severe uncontrolled asthma	(PP)	Launched
tozorakimab OBERON TITANIA PROSPERO MIRANDA	IL-33 mAb	chronic obstructive pulmonary disease		>2025
tozorakimab TILIA	IL-33 mAb	severe viral lower respiratory tract disease		2025
Vaccine and Immune Therapies
Beyfortus	RSV mAb-YTE	passive RSV immunisation	(PP)	Launched
sipavibart (AZD3152) SUPERNOVA	SARS-CoV-2 LAAB	prevention of COVID-19		H1 2024
Rare Disease
acoramidis	oral TTR stabiliser	transthyretin amyloid cardiomyopathy	(PP)	H1 2024
ALXN2220	transthyretin depleter	transthyretin amyloid cardiomyopathy	(PP)	>2025
anselamimab	fibril-reactive mAb	amyloid light chain amyloidosis		2025
efzimfotase alfa (ALXN1850)	next generation TNSALP ERT	hypophosphatasia		>2025
gefurulimab	humanised bispecific VHH antibody	generalised myasthenia gravis		>2025
Voydeya (danicopan) ALPHA	oral factor D inhibitor	paroxysmal nocturnal haemoglobinuria with clinically significant extravascular haemolysis		Approved

Significant Life-cycle Management

First major market regulatory submission date and submission status is provided for assets in Phase III or beyond. Projects in Phase III unless otherwise noted.

Compound	Mechanism	Area Under Investigation	Additional Information	Estimated submission/submission status

Oncology
Calquence + R-CHOP ESCALADE	BTK inhibitor + R-CHOP	1st-line diffuse large B cell lymphoma		>2025
Calquence + venetoclax + obinutuzumab AMPLIFY	BTK inhibitor + BCL-2 inhibitor + anti-CD20 mAb	1st-line chronic lymphocytic leukaemia	(PP)	>2025
Calquence ECHO	BTK inhibitor	1st-line mantle cell lymphoma	(PP)	>2025
Calquence ELEVATE-TN ChangE (China)	BTK inhibitor	1st-line chronic lymphocytic leukaemia	(PP)	Launched
Enhertu (platform) DESTINY-Breast07	HER2 targeting antibody drug conjugate	HER2+ breast cancer	(PP) Phase II LCM
Enhertu (platform) DESTINY-Breast08	HER2 targeting ADC	HER2-low breast cancer	(PP) Phase I LCM
Enhertu DESTINY-Breast02	HER2 targeting ADC	HER2+, unresectable and/or metastatic breast cancer pretreated with prior standard of care HER2 therapies, including T-DM1	(PP)	Approved
Enhertu DESTINY-Breast05	HER2 targeting ADC	HER2+ post-neoadjuvant high-risk breast cancer	(PP)	>2025
Enhertu DESTINY-Breast06	HER2 targeting ADC	post-ET HER2-low/HR+ breast cancer 2L	(PP)	H2 2024
Enhertu DESTINY-Breast09	HER2 targeting ADC	1st-line HER2+ breast cancer	(PP)	2025
Enhertu DESTINY-Breast11	HER2 targeting ADC	neoadjuvant HER2+ breast cancer	(PP)	2025
Enhertu DESTINY-Gastric01	HER2 targeting ADC	HER2-over-expressing advanced gastric or gastroesophageal junction adenocarcinoma patients who have progressed on two prior treatment regimens	(PP)	Launched
Enhertu DESTINY-Gastric04	HER2 targeting ADC	2nd-line HER2+ gastric cancer	(PP)	>2025
Enhertu DESTINY-Lung04	HER2 targeting ADC	1st-line HER2m NSCLC	(PP)	>2025
Enhertu DESTINYPanTumour01	HER2 targeting ADC	HER2 mutant tumours	(PP) Phase II LCM
Enhertu DESTINYPanTumour02	HER2 targeting ADC	HER2 expressing solid tumours	(PP) Phase II LCM	Accepted
Imfinzi (platform) BEGONIA	PD-L1 mAb with paclitaxel and multiple novel oncology therapies	1st-line metastatic triple negative breast cancer	Phase II LCM
Imfinzi (platform) HUDSON	PD-L1 mAb + multiple novel oncology therapies	post IO NSCLC	Phase II LCM
Imfinzi + CRT KUNLUN	PD-L1 mAb + CRT	locally advanced oesophageal squamous cell carcinoma	(PP)	>2025
Imfinzi + CRT PACIFIC-5 (China)	PD-L1 mAb + CRT	locally-advanced (Stage III) NSCLC	(PP)	2025
Imfinzi + CTx neoadjuvant AEGEAN	PD-L1 mAb + CTx	locally-advanced (Stage II-III) NSCLC		Accepted
Imfinzi + CTx NIAGARA	PD-L1 mAb + CTx	muscle invasive bladder cancer		2025
Imfinzi + domvanalimab (AB154) PACIFIC-8	PD-L1 mAb + TIGIT	unresectable Stage III NSCLC	(PP)	>2025
Imfinzi + EV +/- Imjudo VOLGA	PD-L1 + nectin-4 targeting ADC +/- CTLA-4	muscle invasive bladder cancer		2025
Imfinzi + FLOT MATTERHORN	PD-L1 mAb + CTx	neoadjuvant/adjuvant gastric cancer	(PP)	2025
Imfinzi + Imjudo +SoC NILE	PL-L1 mAb + CTLA-4 mAb + SoC	1st-line urothelial cancer		H2 2024
Imfinzi + Imjudo + TACE +/- lenvatinib EMERALD-3	PD-L1 + CTLA-4 + VEGF +/- chemoembolisation	locoregional hepatocellular carcinoma		>2025
Imfinzi + VEGF + TACE EMERALD-1	PD-L1 mAb + VEGF + TACE	locoregional hepatocellular carcinoma	(PP)	H1 2024
Imfinzi + VEGF EMERALD-2	PD-L1 mAb + VEGF	adjuvant hepatocellular carcinoma	(PP)	2025
mfinzi +/- Imjudo + CRT ADRIATIC	PD-L1 mAb +/- CTLA-4 mAb + CRT	1st-line limited-stage small-cell lung cancer	(PP)	H2 2024
Imfinzi +/- Imjudo + CTx POSEIDON	PD-L1 mAb +/- CTLA-4 mAb + CTx	1st-line NSCLC		Launched
Imfinzi (platform) NeoCOAST-2	PD-L1 mAb + multiple novel oncology therapies	NSCLC	(PP) Phase II LCM
Imfinzi post-SBRT PACIFIC-4	PD-L1 mAb post-SBRT	Stage I/II NSCLC	PP	>2025
Imfinzi POTOMAC	PD-L1 mAb	non-muscle invasive bladder cancer		2025
Lynparza (basket) LYNK002	PARP inhibitor	HRRm cancer	(PP) Phase II LCM
Lynparza +abiraterone PROpel	PARP inhibitor + NHA	prostate cancer	(PP)	Launched
Lynparza + Imfinzi + bevacizumab DUO-O	PARP inhibitor + PD-L1 mAb + VEGF inhibitor	1st-line ovarian cancer	( PP)	H1 2024
Lynparza + Imfinzi DUO-E	PARP inhibitor + PD-L1 mAb	1st-line endometrial cancer	(PP)	Submitted
Lynparza MONO-OLA1	PARP inhibitor	1st-line BRCAwt ovarian cancer	(PP)	2025
Lynparza OlympiA	PARP inhibitor	gBRCA adjuvant breast cancer	(PP)	Launched
Orpathys + Imfinzi SAMETA	MET inhibitor + PD-L1 mAb	1st-line papillary renal cell carcinoma	(PP)	2025
Tagrisso + CTx FLAURA2	EGFR inhibitor + CTx	1st-line advanced EGFRm NSCLC		Accepted
Tagrisso + Orpathys SAFFRON	EGFR inhibitor + MET inhibitor	advanced EGFRm NSCLC	(PP)	2025

Compound	Mechanism	Area Under Investigation	Additional Information	Estimated submission/submission status

Tagrisso + Orpathys SAVANNAH	EGFR inhibitor + MET inhibitor	advanced EGFRm NSCLC	(PP) Phase II LCM
Tagrisso +/- CTx neoadjuvant NeoADAURA	EGFR inhibitor +/- CTx	Stage II/III resectable EGFRm NSCLC		H2 2024
Tagrisso ADAURA2	EGFR inhibitor	adjuvant EGFRm NSCLC Stage Ia2-Ia3 following complete tumour resection		>2025
Tagrisso LAURA	EGFR inhibitor	Stage III EGFRm non-small cell lung cancer		H1 2024
Tagrisso ORCHARD platform study	EGFR inhibitor + multiple novel oncology therapies	2nd-line EGFRm osimertinib-resistant NSCLC	(PP) Phase II LCM
Truqap (capivasertib)	AKT inhibitor	prostate cancer	Phase II LCM
Truqap (capivasertib) + abiraterone CAPItello-281	AKT inhibitor + abiraterone	PTEN deficient metastatic hormone sensitive prostate cancer		2025
Truqap (capivasertib) + CTx CAPItello-290	AKT inhibitor + CTx	1st-line metastatic triple negative breast cancer		H2 2024
Truqap (capivasertib) + docetaxel CAPItello-280	AKT inhibitor + docetaxel	mCRPC prostate cancer		>2025
Truqap (capivasertib) + Faslodex + Palbociclib CAPItello-292	AKT inhibitor + fulvestrant + CDK4/6 inhibitor	1st-line triplet in early relapse/ET resistant locally advanced (inoperable) or metastatic breast cancer	PhIb/III	>2025
CVRM
Andexxa	anti-factor Xa reversal	urgent surgery
Farxiga/Forxiga DAPA-MI	SGLT-2 inhibitor	prevention of heart failure and CV death following a myocardial infarction		n/a
Roxadustat	hypoxia-inducible factor prolyl hydroxylase inhibitor	chemotherapy induced anaemia	(PP)	Accepted
Wainua (eplontersen)	ligand-conjugated antisense	patients with hereditary or wild-type transthyretin-mediated amyloid cardiomyopathy (ATTR CM)	(PP)	2025
Respiratory & Immunology
Breztri/Trixeo (PT010) KALOS LOGOS	LABA/LAMA/ICS	asthma		2025
Breztri/Trixeo ATHLOS	LABA/LAMA/ICS	COPD cardiopulmonary exercise test (CPET) trial		2025
Fasenra MANDARA	IL-5R mAb	eosinophilic granulomatosis with polyangiitis		Submitted
Fasenra NATRON	IL-5R mAb	hypereosinophilic syndrome		H2 2024
Fasenra ORCHID	IL-5R mAb	nasal polyps	(PP)	2025
Fasenra RESOLUTE	IL-5R mAb	chronic obstructive pulmonary disease	(PP)	>2025
Saphnelo DAISY	type I IFN receptor mAb	systemic sclerosis	(PP)	>2025
Saphnelo IRIS	type I IFN receptor mAb	lupus nephritis	(PP)	>2025
Saphnelo TULIP-SC	type I IFN receptor mAb	systemic lupus erythematosus (subcutaneous)	(PP)	2025
Tezspire COURSE	TSLP mAb	chronic obstructive pulmonary disease	(PP) Phase II LCM
Tezspire CROSSING	TSLP mAb	eosinophilic esophagitis	(PP)	>2025
Tezspire WAYPOINT	TSLP mAb	nasal polyps	(PP)	2025
Rare Disease
Ultomiris	anti-complement C5 mAb	proliferative lupus nephritis or immunoglobulin A nephropathy	Phase II LCM
Ultomiris	anti-complement C5 mAb	haematopoietic stem cell transplant–associated thrombotic microangiopathy		2025
Ultomiris	anti-complement C5 mAb	generalised myasthenia gravis		Launched
Ultomiris ARTEMIS	anti-complement C5 mAb	cardiac surgery-associated acute kidney injury		>2025
Ultomiris CHAMPIONN-MOSD	anti-complement C5 mAb	neuromyelitis optica spectrum disorder		Launched

Patent Expiries of Key Marketed Products

Patents covering our products are, or may be, challenged by third parties. Generic products may be launched ‘at risk’ and our patents may be revoked, circumvented or found not to be infringed. Details of material challenges by third parties can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 204 to 210 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024, and incorporated by reference. The expiry dates shown below include granted Supplementary Protection Certificate (SPC) and Patent Term Extension (PTE) and/or Paediatric Exclusivity periods (as appropriate). In Europe, the exact SPC situation may vary by country as different Patent Offices grant SPCs at different rates. The expiry dates of relevant regulatory data exclusivity periods are not represented in the table below. A number of our products are subject to generic competition in one or more markets. There may be agreements permitting generic or biosimilar entry prior to the expiry dates shown below. Bolded expiry dates relate to new molecular entity patents, the remaining dates relate to other patents.

													Aggregate Product
										US			Sales Ex-US
										Product Sales ($m)			($m)
Key Marketed products	Description	US		China		EU		Japan		2023	2022	2021	2023	2022	2021
Oncology
Calquence (acalabrutinib)	A selective inhibitor of Bruton’s tyrosine kinase indicated for the treatment of chronic lymphocytic leukaemia (CLL) and mantle cell lymphoma (MCL) and in development for the treatment of multiple B-cell malignancies.	2026–2032, 2032–2036		2032, 2036		2032-2035, 2036	[2]	2037, 2036		1,815	1,657	1,089	699	400	149
Enhertu[3] (trastuzumab deruxtecan)	A HER2-directed antibody drug conjugate indicated for HER2-positive and HER2-low advanced breast cancers, for HER2-mutant metastatic non-small cell lung cancer (NSCLC), and for HER2-positive advanced gastric cancer.	2033, 2035		2033-2035		2033-2035			[4]	—	—	—	261	79	17
Faslodex (fulvestrant)	An injectable oestrogen receptor antagonist used for the treatment of hormone receptor positive advanced breast cancer that has progressed following treatment with prior endocrine therapy.	expired		expired		expired		2025-2026		31	17	30	266	317	401
Imfinzi (durvalumab)	A human monoclonal antibody (mAb) that blocks PD-1 and CD80 on T-cells indicated for unresectable, Stage III NSCLC, for extensive-stage small cell lung cancer in combination with chemotherapy, for advanced biliary tract cancer in combination with chemotherapy, for unresectable heptatocellular carcinoma (uHCC) in combination with Imjudo, for NSCLC in combination with Imjudo and chemotherapy, and for advanced bladder cancer.	2031		2030		2030		2033		2,171	1,539	1,245	1,848	1,232	1,167
Imjudo[5] (tremelimumab)	A cytotoxic T-lymphocyte-associated antigen 4 blocking antibody indicated for uHCC in combination with Imfinzi and for NSCLC in combination with Imfinzi and chemotherapy.	2031		2026		2026		2026		146	13	—	72	—	—
Iressa (gefitinib)	An epidermal growth factor receptor tyrosine kinase inhibitor (EGFR-TKI) that acts to block signals for cancer cell growth and survival in advanced NSCLC.	expired		2023		2023		2023		5	9	11	66	105	172
Lynparza[6] (olaparib)	An oral poly ADP-ribose polymerase (PARP) inhibitor indicated for platinum-sensitive relapsed and for BRCA-mutated (BRCAm) ovarian cancers, for homologous recombination repair deficient (HRD)-positive advanced ovarian cancer in combination with bevacizumab, for gBRCAm, HER2-negative early and metastatic breast cancers, for gBRCAm metastatic pancreatic cancer, for HRR gene-mutated and BRCAm metastatic castration-resistant prostate cancers (mCRPC), and for 1st-line mCRPC in combination with abiraterone.	2022-2024, 2027*, 2024-2031		2024, 2024-2029		2029, 2024-2029		2029, 2024-2034		1,254	1,226	1,087	1,557	1,412	1,261
Orpathys (savolitinib)	An oral, potent and highly selective MET TKI indicated for NSCLC with MET gene alterations.	2030		2030		2030		2030		—	—	—	44	33	16
Tagrisso (osimertinib)	An EGFR-TKI indicated for early- and late-stage EGFRm NSCLC.	2032, 2035		2032, 2035		2032, 2035		2034, 2035		2,276	2,007	1,780	3,523	3,437	3,235
Truqap (capivasertib)	A first-in-class, potent, adenosine triphosphate (ATP)-competitive inhibitor approved in combination with Faslodex for HR-positive, HER2-negative advanced breast cancer with certain gene alterations.	2028-2030, 2025-2033		2028, 2033		2028, 2025-2033		2028		6	—	—	—	—	—
Zoladex[7] (goserelin acetate implant)	A luteinising hormone-releasing hormone (LHRH) agonist used to treat prostate cancer, breast cancer and certain benign gynaecological disorders.	expired		expired		expired		expired		14	15	13	938	912	935
CVRM
Andexxa/ Ondexxya (andexanet alfa)	A factor Xa inhibitor reversal agent.	2032, 2028–2037		2028, 2030–2035		2028, 2030–2037		2028, 2030–2037		75	77	50	107	73	18
Brilinta/ Brilique (ticagrelor)	An oral P2Y12 platelet inhibitor for acute coronary syndromes (ACS) (ticagrelor 90mg) or continuation therapy in high-risk patients (ticagrelor 60mg) with a history of myocardial infarction (MI). An oral P2Y12 platelet inhibitor for the prevention of atherothrombotic events in adult patients with ACS or high-risk patients with history of MI, high-risk patients with coronary artery disease or stroke.	2025, 2030-2036		expired		2025		2023-2024, 2025-2030		744	744	735	580	614	737
Bydureon/ Bydureon BCise (exenatide XR injectable suspension)	An injectable glucagon-like Peptide-1 receptor agonist (GLP-1RA) available as a single-dose tray, a single-dose pen or autoinjector device indicated for use in adults with type-2 diabetes (T2D).	2024-2028, 2031	[8]	2024-2028, 2029	[8]	2024-2028, 2029	[8]	2024-2028, 2029	[8]	133	242	321	30	38	64
Byetta (exenatide injection)	An injectable GLP-1RA indicated for adults with T2D.	expired		expired		expired		expired		8	14	26	11	17	30

Key Marketed products	Description	US		China	EU		Japan		2023	2022	2021	2023	2022	2021
Crestor (rosuvastatin calcium)	A statin for dyslipidaemia and hypercholesterolaemia.	expired		expired	expired		2023		55	65	80	1,052	983	1,016
Farxiga/ Forxiga (dapagliflozin)	A sodium-glucose cotransporter 2 (SGLT-2 inhibitor) indicated for adult patients with T2D or in adults with or without T2D with heart failure with reduced ejection fraction or chronic kidney disease (CKD).	2025, 2025-2040		2023, 2028-2041	2027		2024-2025, 2028		1,339	960	644	3,795	2,711	1,770
Komboglyze/ Kombiglyze XR9 (saxagliptin/ metformin)	Combines saxagliptin and metformin as either Komboglyze, for T2D, or Kombiglyze XR, an extended release tablet for T2D.	2023, 2025		2025	2026, 2025			[4]	17	25	32	94	88	92
Lokelma (sodium zirconium cyclosilicate)	An insoluble, non-absorbed sodium zirconium cyclosilicate, formulated as a powder for oral suspension, that acts as a highly selective potassium-removing agent for the treatment of hyperkalaemia.	2032-2035		2033[10] -2034	2032	[2]	2032-2037		214	170	115	198	119	60
Onglyza (saxagliptin)	An oral dipeptidyl peptidase 4 inhibitor for T2D.	2023, 2028		2025	2024, 2025			[4]	32	51	56	84	93	179
Roxadustat[11]	An oral hypoxia-inducible factor prolyl hydroxylase inhibitor indicated for the treatment of anaemia from CKD.	2024, 2024-2034		2024, 2024-2033		[4]		[4]	—	—	—	271	197	174
Wainua (eplontersen)	Wainua injection, for subcutaneous use, is a prescription medicine used to treat adults with polyneuropathy of hereditary transthyretinmediated amyloidosis.	2034		2034	2034		2034		—	—	—	—	—	—
Xigduo/ Xigduo XR12 (dapagliflozin/ metformin)	Combines dapagliflozin and metformin as either Xigduo – to improve glycaemic control in adults with T2D who are inadequately controlled on metformin alone, or Xigduo XR – an extended release tablet for adults with T2D who are inadequately controlled on metformin alone.	2025, 2025-2030		2023	2028		2024-2025, 2030		112	111	88	717	599	498
Respiratory & Immunology
Airsupra (albuterol/budesonide)	A first-in-class, fixed-dose combination rescue medication for asthma in the US containing a short-acting beta2-agonist (SABA) and an anti-inflammatory inhaled corticosteroid (ICS), for the as-needed treatment or prevention of bronchoconstriction and to reduce the risk of exacerbations, developed in a pressurized metered-dose inhaler (pMDI) using AstraZeneca’s Aerosphere delivery technology.	2030		2030			2030		—	—	—	—	—	—
Bevespi Aerosphere (glycopyrrolate/formoterol)	A combination of a long-acting muscarinic antagonist (LAMA) and a long-acting beta2-agonist (LABA) delivered in a pressurised metered-dose inhaler (pMDI) used for the long-term maintenance treatment of airflow obstruction in chronic obstructive pulmonary disease (COPD).	2030-2031		2030	2030		2030-2034		34	42	39	24	16	15
Breztri/Trixeo Aerosphere (PT010) (budesonide/ glycopyrrolate/ formoterol)	A fixed-dose triple combination of an inhaled corticosteroid (ICS), a LAMA and a LABA delivered in a pMDI, used for the long-term maintenance treatment of COPD.	2030-2031, 2038		2030, 2038	2030, 2038		2030-2034, 2038		383	239	115	294	159	88
Daliresp/ Daxas (roflumilast)	An oral phosphodiesterase-4 inhibitor for adults with severe COPD to decrease their number of exacerbations.	2023-2024		2023	2023		expired		42	176	207	12	13	20
Fasenra (benralizumab)	A mAb which directly targets and depletes eosinophils by recruiting natural killer cells and inducing apoptosis (programmed cell death). Approved as an add-on maintenance treatment for severe eosinophilic asthma.	2024, 2028-2034		2028	2025, 2028-2034		2025, 2034		992	906	790	561	490	468
Pulmicort (budesonide)	An ICS for maintenance treatment of asthma available as Turbuhaler and as Respules.	expired		expired	expired		expired		28	65	72	685	580	890
Saphnelo (anifrolumab)	A first-in-class fully human mAb for moderate to severe systemic lupus erythematosus (SLE) that binds to subunit 1 of the type I IFN receptor, blocking the activity of type I IFNs. Type I IFNs such as IFN-alpha, IFN-beta and IFN-kappa are cytokines involved in driving the inflammatory pathways implicated in SLE.	2025-2029, 2033-2036		2025-2029	2025-2029, 2036		2030-2034, 2033-2036		260	111	8	20	5	–
Symbicort (budesonide/ formoterol)	A combination of an inhaled corticosteroid and a fast-onset LABA to treat asthma and/or COPD either as Symbicort Turbuhaler or Symbicort pMDI.	2023- 2029	[13]	expired	expired		expired		726	973	1,065	1,636	1,565	1,663
Tezspire[14] (tezepelumab)	A first-in-class human mAb that inhibits the action of TSLP, a key epithelial cytokine that sits at the top of multiple inflammatory cascades and is critical in the initiation and persistence of airway inflammation and airway hyperresponsiveness in severe asthma. Approved for a broad population of severe asthma patients, without phenotype and biomarker limitation. Developed in collaboration with Amgen.	2028, 2038		2028	2028		2028, 2038		—	—	—	86	4	–
Vaccines & Immune Therapies
Beyfortus (nirsevimab)	A long-acting anti-RSV F mAb used to prevent RSV lower respiratory tract disease in neonates and infants during their first RSV season. Jointly developed and commercialised with Sanofi.	2028–2035, 2038			2035		2035, 2038		87	—	—	19	—	—
Evusheld (tixagevimab co-packaged with cilgavimab)	A combination of two long-acting antibodies, developed for the prevention and treatment of COVID-19.	2041							–	1,067	–	132	1,118	85
Fluenz Tetra/ FluMist Quadrivalent (live attenuated influenza vaccine)	A live attenuated vaccine indicated for active immunisation for the prevention of influenza disease caused by influenza A subtype viruses and type B viruses contained in the vaccine.	2025-2026		2025	2025		2025	[15]	23	21	27	193	154	226
Synagis (palivizumab)	A humanised mAb used to prevent serious lower respiratory tract disease caused by RSV in infants at high risk of acquiring RSV disease.	2023	[16]	expired	2023		2023		(1)	1	23	547	577	387
Vaxzevria[17] (ChAdOx1-S Recombinant)	An adenoviral vector vaccine, based on a weakened version of the common cold virus, for active immunisation against COVID-19.	2032		2032	2032		2032		—	79	64	12	1,719	3,853

Key Marketed products	Description	US		China	EU		Japan	2023	2022	2021	2023	2022	2021
Rare Disease
Kanuma (sebelipase alfa)	A recombinant form of the human lysosomal acid lipase (LAL) enzyme, the enzyme replacement therapy is for the treatment of LAL deficiency.	2031		2031	2031, 2026-2037		2031, 2032	85	77	32	86	83	30
Koselugo (selumetinib)	A specific enzymes-inhibitor which blocks mitogen-activated protein kinases (MEK1 and MEK2), which are involved in stimulating cells to grow. In neurofibromatosis type 1, these enzymes are overactive, causing tumour cells to grow in an unregulated way. By blocking these enzymes, Koselugo slows down the growth of tumour cells.	2023, 2023-2029		2023, 2026-2029	2023, 2026-2029		2023, 2023-2029	195	162	104	136	46	4
Soliris (eculizumab)	A C5 inhibitor for the treatment of paroxysmal nocturnal haemoglobinuria, atypical haemolytic uraemic syndrome, generalised myasthenia gravis and neuromyelitis optica spectrum disorder.	2027, 2025-2032	[18]	2029	2029	[19]	2027, 2029	1,734	2,180	1,068	1,411	1,582	806
Strensiq (asfotase alfa)	A targeted enzyme replacement therapy for patients with hypophosphatasia.	2025-2029, 2035-2038			2025-2031, 2036		2028, 2035-2036	937	769	297	215	189	81
Ultomiris (ravulizumab)	A long-acting C5 inhibitor for the treatment of paroxysmal nocturnal haemoglobinuria and atypical haemolytic uraemic syndrome, generalised myasthenia gravis and neuromyelitis optica spectrum disorder.	2035, 2038		2035, 2038	2035, 2038-2039		2037, 2038	1,750	1,136	381	1,251	829	307
Voydeya (danicopan)	An oral, Factor D inhibitor developed as add-on to proven standard-of-care Ultomiris or Soliris to address the needs of the subset of patients with PNH who experience clinically significant extravascular haemolysis while treated with a C5 inhibitor.	2035		2035	2035		2035	—	—	—	—	—	—
Other
Nexium[20] (esomeprazole)	A proton pump inhibitor used to treat acid-related diseases.	expired		expired	expired		expired	115	120	128	830	1,165	1,198
*	Date represents expiry of a pending SPC/PTE and/or Paediatric Exclusivity period.
1	Expiry in major EU markets, which includes the UK.
2	The patent is the subject of a pending opposition proceeding at the European Patent Office (EPO). The patentee successfully defended the patent in that proceeding, but the opponents have appealed.
3

AstraZeneca has recorded $1,022 million of Alliance Revenue in relation to this product in 2023 (2022: $523 million; 2021: $197 million), as per “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024.

4	AstraZeneca does not have commercialisation rights.
5	Imjudo Product Sales are included in the Imfinzi Product Sales figure.
6

In addition to any Product Sales, AstraZeneca has also recorded $245 million of Collaboration Revenue in relation to this product in 2023 (2022: $355 million; 2021: $400 million), as per “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024.

7	Rights licensed to TerSera Therapeutics LLC in the US.
8	Patent expiry date relates to BCise.
9	Komboglyze/Kombiglyze XR revenue is included in the Onglyza Product Sales figure.
10	The patent is the subject of a pending invalidation proceeding at China National Intellectual Property Administration.
11

AstraZeneca has recorded $5 million of Collaboration Revenue in relation to this product in 2023 (2022: $5 million; 2021: $6 million), as per “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024.

12	Xigduo/Xigduo XR Product Sales are included in the Farxiga Product Sales figure.
13	Patent expiry information relates to the Symbicort pMDI product, including any granted Paediatric Exclusivity term.
14

AstraZeneca has recorded $259 million of Alliance Revenue in relation to this product in 2023 (2022: $79 million; 2021: $nil), as per “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024.

15	Rights licensed to Daiichi Sankyo, Inc.
16	Rights sold to Sobi.
17

AstraZeneca has recorded $nil of Alliance Revenue in relation to this product in 2023 (2022: $76 million; 2021: $64 million), as per “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024.

18	Settled with Amgen for licensed biosimilar entry date of 1 March 2025. The patents expiring in 2027 are the subject of pending inter partes review proceedings before the United States Patent Office.
19	The patent is the subject of a pending opposition proceeding at the EPO. Alexion has consented to revocation of this patent in the UK and has withdrawn this patent in the Netherlands.
20

AstraZeneca has recorded $nil of Collaboration Revenue in relation to this product in 2023 (2022: $62 million; 2021: $75 million), as per “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024.

Geographical Review

This section Item 4—“Information on the Company— Business Overview—Geographical Review” should be read in conjunction with Item 5—“Operating and Financial Review and Prospects—Operating Results” below.

	World			US		Emerging Markets			Europe			Established ROW
	Sales	Actual	CER	Sales	Actual	Sales	Actual	CER	Sales	Actual	CER	Sales	Actual	CER
2023	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%
Oncology:
Tagrisso	5,799	7	9	2,276	13	1,621	3	10	1,120	10	8	782	(8)	(1)
Imfinzi	4,237	52	55	2,317	49	360	25	39	758	39	36	802	n/m	n/m
Lynparza	2,811	7	9	1,254	2	542	11	21	734	12	10	281	5	12
Calquence	2,514	22	23	1,815	10	98	n/m	n/m	493	72	69	108	58	65
Enhertu	261	n/m	n/m	—	—	169	n/m	n/m	60	n/m	n/m	32	n/m	n/m
Orpathys	44	34	42	—	—	44	34	42	—	—	—	—	—	—
Truqap	6	n/m	n/m	6	n/m	—	—	—	—	—	—	—	—	—
Zoladex	952	3	9	14	(4)	687	5	12	133	—	(1)	118	(4)	2
Faslodex	297	(11)	(6)	31	87	142	(11)	(6)	28	(49)	(50)	96	(7)	1
Others	224	(33)	(30)	6	(44)	165	(34)	(31)	6	(42)	(41)	47	(28)	(23)
Total Oncology	17,145	17	20	7,719	19	3,828	8	16	3,332	22	20	2,266	20	29
BioPharmaceuticals: CVRM
Farxiga	5,963	36	39	1,451	35	2,211	33	40	1,881	45	42	420	21	30
Brilinta	1,324	(2)	(1)	744	—	285	—	10	271	(4)	(5)	24	(49)	(47)
Lokelma	412	43	46	214	26	50	n/m	n/m	58	94	91	90	32	42
roxadustat	271	38	45	—	—	271	38	45	—	—	—	—	—	—
Andexxa*	182	21	23	75	(2)	—	—	—	62	50	47	45	39	50
Crestor	1,107	6	11	55	(16)	862	9	15	52	26	25	138	(7)	-
Seloken/Toprol-XL	640	(26)	(20)	1	n/m	621	(26)	(20)	11	(18)	(17)	7	(23)	(19)
Onglyza	227	(12)	(8)	49	(36)	131	8	16	32	(16)	(17)	15	(30)	(28)
Bydureon	163	(42)	(42)	133	(45)	3	12	12	27	(24)	(26)	-	-	-
Others	296	(19)	(17)	30	(10)	152	(22)	(18)	109	(15)	(15)	5	(52)	(49)
Total CVRM	10,585	15	18	2,752	11	4,586	11	18	2,503	31	29	744	9	16
BioPharmaceuticals: Respiratory & Immunology
Symbicort	2,362	(7)	(4)	726	(25)	753	24	33	549	(6)	(7)	334	(11)	(7)
Fasenra	1,553	11	12	992	9	64	50	61	355	16	14	142	—	6
Breztri	677	70	73	383	60	161	75	85	81	n/m	n/m	52	55	66
Saphnelo	280	n/m	n/m	260	n/m	2	n/m	n/m	8	n/m	n/m	10	n/m	n/m
Tezspire	86	n/m	n/m	—	—	1	n/m	n/m	48	n/m	n/m	37	n/m	n/m
Pulmicort	713	11	17	28	(58)	575	25	34	68	(1)	(2)	42	(15)	(10)
Bevespi	58	—	—	34	(19)	6	19	28	17	65	62	1	50	14
Daliresp	54	(72)	(72)	42	(76)	3	(7)	(11)	8	(9)	(11)	1	(48)	(20)
Others	324	(23)	(20)	82	(42)	206	(10)	(5)	30	(29)	(30)	6	1	5
Total Respiratory & Immunology	6,107	6	8	2,547	(4)	1,771	23	31	1,164	10	8	625	2	8
BioPharmaceuticals: Vaccines & Immune Therapies
COVID-19 mAbs	132	(94)	(93)	—	n/m	6	(99)	(99)	12	(96)	(96)	114	(72)	(68)
Vaxzevria	12	(99)	(99)	—	n/m	10	(99)	(99)	2	n/m	(99)	—	n/m	n/m
Beyfortus	106	n/m	n/m	87	n/m	—	—	—	19	n/m	n/m	—	—	—
Synagis	546	(6)	(2)	(1)	n/m	195	13	19	175	(18)	(18)	177	(7)	(1)
FluMist	216	24	17	23	10	1	9	(2)	188	25	17	4	74	80
Total Vaccines & Immune Therapies	1,012	(79)	(78)	109	(91)	212	(84)	(83)	396	(61)	(62)	295	(76)	(74)
Rare Disease*:
Soliris*	3,145	(16)	(14)	1,734	(20)	424	41	63	670	(17)	(18)	317	(33)	(29)
Ultomiris*	2,965	51	52	1,750	54	71	88	89	668	39	36	476	54	65
Strensiq*	1,152	20	21	937	22	40	15	22	89	14	11	86	13	22
Koselugo	331	59	60	195	20	59	n/m	n/m	53	n/m	n/m	24	n/m	n/m
Kanuma*	171	7	8	85	10	29	(7)	(1)	49	12	10	8	2	9
Total Rare Disease	7,764	10	12	4,701	9	623	45	62	1,529	7	5	911	5	12
Other medicines
Nexium	945	(27)	(22)	115	(5)	578	2	9	53	16	13	199	(64)	(61)
Others	231	(32)	(30)	18	(22)	153	(31)	(28)	52	(33)	(32)	8	(58)	(55)
Total Other medicines	1,176	(28)	(24)	133	(8)	731	(7)	(1)	105	(14)	(15)	207	(64)	(61)
Total Product Sales	43,789	2	4	17,961	4	11,751	1	8	9,029	9	7	5,048	(14)	(8)

	World			US		Emerging Markets			Europe			Established ROW
	Sales	Actual	CER	Sales	Actual	Sales	Actual	CER	Sales	Actual	CER	Sales	Actual	CER
2022	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%
Oncology:
Tagrisso	5,444	9	15	2,007	13	1,567	17	22	1,023	4	17	847	(7)	8
Imfinzi	2,784	15	21	1,552	25	287	4	7	544	12	26	401	(1)	15
Lynparza	2,638	12	18	1,226	13	488	27	31	655	6	19	269	4	20
Calquence	2,057	66	69	1,657	52	45	n/m	n/m	286	n/m	n/m	69	n/m	n/m
Enhertu	79	n/m	n/m	—	—	51	n/m	n/m	21	n/m	n/m	7	n/m	n/m
Orpathys	33	n/m	n/m	—	—	33	n/m	n/m	—	—	—	—	—	—
Zoladex	927	(2)	6	15	15	657	6	12	133	(10)	1	122	(28)	(15)
Faslodex	334	(22)	(14)	17	(45)	159	(4)	3	55	(52)	(46)	103	(15)	1
Iressa	114	(38)	(34)	9	(19)	94	(38)	(35)	2	(52)	(41)	9	(44)	(35)
Arimidex	99	(29)	(24)	—	—	76	(29)	(26)	—	(87)	(86)	23	(23)	(11)
Casodex	78	(45)	(40)	—	—	53	(50)	(47)	1	(49)	(48)	24	(31)	(19)
Others	44	(14)	(6)	1	59	27	(6)	1	6	(4)	4	10	(36)	(26)
Total Oncology	14,631	13	19	6,484	23	3,537	10	14	2,726	10	23	1,884	(5)	10
BioPharmaceuticals: CVRM
Farxiga	4,381	46	56	1,071	46	1,665	39	47	1,297	60	81	348	32	49
Brilinta	1,358	(8)	(4)	744	1	286	(13)	(10)	282	(18)	(8)	46	(27)	(22)
Lokelma	289	65	75	170	47	20	n/m	n/m	30	n/m	n/m	69	55	83
roxadustat	197	13	18	—	—	197	13	18	—	—	—	—	—	—
Andexxa*	150	5	14	77	(32)	—	—	—	41	41	58	32	n/m	n/m
Crestor	1,048	(4)	2	65	(19)	794	2	9	41	(21)	(12)	148	(21)	(10)
Seloken/Toprol-XL	862	(9)	(4)	—	n/m	839	(10)	(4)	14	26	27	9	(16)	(13)
Bydureon	280	(27)	(26)	242	(24)	3	(16)	(18)	35	(37)	(29)	—	(95)	(94)
Onglyza	257	(28)	(25)	76	(13)	121	(32)	(28)	38	(37)	(29)	22	(32)	(30)
Others	366	(10)	(7)	34	(35)	194	(1)	4	128	(12)	(10)	10	(32)	(24)
Total CVRM	9,188	13	19	2,479	11	4,119	9	15	1,906	25	40	684	10	25
BioPharmaceuticals: Respiratory & Immunology
Symbicort	2,538	(7)	(2)	973	(9)	608	—	5	582	(13)	(3)	375	(2)	5
Fasenra	1,396	11	15	906	15	43	n/m	n/m	305	7	20	142	(12)	(1)
Breztri	398	96	n/m	239	n/m	92	68	75	33	n/m	n/m	34	32	56
Saphnelo	116	n/m	n/m	111	n/m	—	—	—	2	n/m	n/m	3	n/m	n/m
Tezspire	4	n/m	n/m	—	—	—	—	—	2	n/m	n/m	2	n/m	n/m
Pulmicort	645	(33)	(31)	65	(9)	462	(40)	(39)	69	(6)	6	49	5	15
Daliresp	189	(17)	(16)	176	(15)	3	(28)	(24)	9	(39)	(32)	1	3	7
Bevespi	58	7	9	42	7	5	31	38	10	(7)	5	1	n/m	n/m
Others	421	(29)	(27)	143	32	230	(20)	(17)	42	(77)	(75)	6	(53)	(46)
Total Respiratory & Immunology	5,765	(4)	—	2,655	10	1,443	(18)	(14)	1,054	(15)	(5)	613	(3)	7
BioPharmaceuticals: Vaccines & Immune Therapies
Vaxzevria	1,798	(54)	(52)	79	24	729	(67)	(67)	365	(65)	(61)	625	8	17
Evusheld	2,185	n/m	n/m	1,067	n/m	413	n/m	n/m	298	n/m	n/m	407	n/m	n/m
Synagis	578	41	59	1	(94)	173	n/m	n/m	213	5	17	191	28	51
FluMist	175	(31)	(20)	21	(21)	1	(51)	(54)	151	(32)	(20)	2	(4)	(10)
Total Vaccines & Immune Therapies	4,736	2	8	1,168	n/m	1,316	(43)	(41)	1,027	(33)	(24)	1,225	68	89
Rare Disease*:
Soliris*	3,762	(11)	(5)	2,180	(7)	301	(29)	(10)	805	(21)	(12)	476	11	24
Ultomiris*	1,965	34	42	1,136	35	38	n/m	n/m	481	49	68	310	6	26
Strensiq*	958	16	18	769	19	35	41	31	78	(3)	9	76	(1)	16
Koselugo	208	93	96	162	55	26	n/m	n/m	20	n/m	n/m	—	—	—
Kanuma*	160	16	19	77	12	31	73	61	44	(3)	10	8	21	38
Total Rare Disease	7,053	4	10	4,324	8	431	(10)	6	1,428	(3)	9	870	8	24
Other medicines
Nexium	1,285	(3)	8	120	(6)	568	(19)	(13)	46	(26)	(17)	551	28	50
Others	340	(10)	(7)	24	(45)	220	4	7	77	(29)	(27)	19	37	54
Total Other medicines	1,625	(5)	4	144	(16)	788	(14)	(9)	123	(28)	(24)	570	28	50
Total Product Sales	42,998	18	24	17,254	44	11,634	(4)	1	8,264	9	22	5,846	22	40

From 1 January 2022, the Group reported Andexxa in CVRM, Koselugo in Rare Disease and Synagis and Flumist in Vaccines & Immune Therapies. In the “Sales by Region in 2023” section below, the 2023 figures and the comparative 2022 figures for these products are presented within their current therapy areas.

	World			US		Emerging Markets			Europe			Established ROW
	Sales	Actual	CER	Sales	Actual	Sales	Actual	CER	Sales	Actual	CER	Sales	Actual	CER
2021	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%
Oncology:
Tagrisso	5,015	16	13	1,780	14	1,336	11	6	986	32	25	913	13	14
Imfinzi	2,412	18	16	1,245	5	277	76	68	485	31	25	405	23	23
Lynparza	2,348	32	30	1,087	24	384	45	41	618	42	35	259	29	28
Calquence	1,238	n/m	n/m	1,089	n/m	20	n/m	n/m	111	n/m	n/m	18	n/m	n/m
Koselugo	108	n/m	n/m	104	n/m	1	n/m	n/m	3	n/m	n/m	—	—	—
Enhertu	17	n/m	n/m	—	—	12	n/m	n/m	4	n/m	n/m	1	n/m	n/m
Orpathys	16	n/m	n/m	—	—	16	n/m	n/m	—	—	—	—	—	—
Zoladex	948	7	3	13	n/m	619	10	5	147	5	(1)	169	(7)	(7)
Faslodex	431	(26)	(27)	30	(46)	167	(8)	(10)	113	(49)	(52)	121	(2)	(1)
Iressa	183	(32)	(35)	11	(23)	151	(31)	(35)	5	(58)	(60)	16	(26)	(26)
Casodex	143	(17)	(21)	—	—	105	(21)	(26)	3	(3)	6	35	(3)	(3)
Arimidex	139	(25)	(27)	—	—	106	(28)	(31)	4	5	7	29	(15)	(14)
Others	50	1	(1)	—	—	29	3	1	5	51	43	16	(16)	(15)
Total Oncology	13,048	20	18	5,359	26	3,223	11	6	2,484	28	22	1,982	13	13
BioPharmaceuticals: CVRM
Farxiga	3,000	53	49	732	29	1,195	74	70	810	60	52	263	34	31
Brilinta	1,472	(8)	(10)	735	1	328	(29)	(31)	346	1	(4)	63	8	(1)
Bydureon	385	(14)	(15)	321	(16)	3	(25)	(26)	55	5	—	6	(40)	(44)
Onglyza	360	(23)	(26)	88	(47)	179	(11)	(14)	61	5	(1)	32	(29)	(33)
Byetta	55	(19)	(19)	26	(31)	12	61	75	11	(20)	(25)	6	(36)	(38)
Other diabetes	59	26	24	22	(12)	18	n/m	n/m	17	35	31	2	11	12
Lokelma	175	n/m	n/m	115	n/m	3	(44)	(48)	13	n/m	n/m	44	n/m	n/m
roxadustat	174	n/m	n/m	—	—	174	n/m	n/m	—	—	—	—	—	—
Crestor	1,096	(7)	(10)	80	(13)	775	4	—	52	(60)	(62)	189	(11)	(10)
Seloken/Toprol-XL	951	16	10	1	(89)	928	19	13	11	(33)	(33)	11	9	(3)
Atacand	97	(60)	(60)	4	(65)	28	(84)	(84)	65	87	86	—	n/m	n/m
Others	196	3	(2)	—	—	137	9	3	53	(7)	(8)	6	(21)	(25)
Total CVRM	8,020	13	10	2,124	2	3,780	18	14	1,494	22	16	622	7	5
BioPharmaceuticals: Respiratory & Immunology
Symbicort	2,728	—	(2)	1,065	4	609	7	4	670	(3)	(8)	384	(12)	(17)
Fasenra	1,258	33	31	790	31	20	67	67	286	41	34	162	24	22
Pulmicort	962	(3)	(8)	72	1	770	(3)	(9)	73	-	(5)	47	(13)	(15)
Daliresp	227	5	4	207	9	4	—	(2)	15	(32)	(37)	1	(3)	(10)
Breztri	203	n/m	n/m	115	n/m	55	n/m	n/m	7	n/m	n/m	26	n/m	n/m
Bevespi	54	12	12	39	(11)	4	n/m	n/m	11	n/m	n/m	—	—	—
Saphnelo	8	n/m	n/m	8	—	—	—	—	—	—	—	—	—	—
Others	594	49	42	108	n/m	287	41	32	185	5	—	14	1	(6)
Total Respiratory & Immunology	6,034	13	9	2,404	24	1,749	9	4	1,247	6	1	634	(2)	(5)
Rare Disease*:
Soliris*	1,874	1	2	1,068	4	170	1	8	439	(8)	(7)	197	8	11
Ultomiris*	688	27	29	381	20	9	n/m	n/m	169	73	74	129	4	11
Strensiq*	378	13	13	297	13	10	81	78	36	2	3	35	9	14
Andexxa*	68	(3)	(3)	50	(21)	—	—	—	18	7	6	—	—	—
Kanuma*	62	20	21	32	13	7	n/m	n/m	20	7	9	3	14	25
Total Rare Disease	3,070	8	9	1,828	8	196	11	18	682	7	9	364	7	11
Other medicines
Nexium	1,326	(11)	(12)	128	(24)	705	(7)	(10)	62	(13)	(18)	431	(13)	(12)
Synagis	410	10	13	23	(51)	35	—	—	203	(38)	(37)	149	—	—
Flumist	253	(14)	(17)	27	(62)	2	15	2	222	1	(2)	2	(50)	(53)
Losec/Prilosec	180	(2)	(7)	1	(89)	152	—	(7)	26	32	31	1	(82)	(72)
Seroquel XR/IR	92	(21)	(20)	12	(30)	46	(17)	(15)	29	2	2	5	(71)	(67)
Others	106	(16)	(19)	30	(45)	14	n/m	n/m	54	(5)	(9)	8	(13)	(19)
Total Other medicines	2,367	(8)	(10)	221	(39)	954	(2)	(5)	596	(17)	(19)	596	12	15
COVID-19
Vaxzevria	3,917	n/m	n/m	64	n/m	2,240	n/m	n/m	1,035	n/m	n/m	578	n/m	n/m
Evusheld	85	n/m	n/m	—	—	19	n/m	n/m	66	n/m	n/m	—	—	—
Total COVID-19	4,002	n/m	n/m	64	n/m	2,259	n/m	n/m	1,101	n/m	n/m	578	n/m	n/m
Total Product Sales	36,541	41	38	12,000	39	12,161	40	36	7,604	50	44	4,776	36	36
*

Growth rates on Rare Disease medicines have been calculated by comparing post-acquisition revenues from 21 July 2021 with the corresponding prior year pre-acquisition revenues previously published by Alexion adjusted pro rata to match the post-acquisition period.

All commentary in “—Geographical Review” relates to Product Sales. The market definitions used in the geographical areas review below are defined in the Glossary on pages 232 to 235 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024.

2023 in brief

Product Sales increased by 2% (CER: 4%) in 2023 to $43,789 million (2022: $42,998 million; 2021: $36,541 million) despite a decline of $3,839 million from Covid-19 medicine. Following completion of the Alexion acquisition on 21 July 2021, Rare Disease medicines generated $7,764 million in 2023, growing 10% (CER: 12%) as compared to 2022 and contributing 18% of AstraZeneca’s Total Product Sales.

Product Sales in the US increased by 4% to $17,961 million (2022: $17,254 million; 2021: $12,000 million) driven by strong performance of Oncology, CVRM and Rare Disease medicines. Sales of Rare Disease medicines in the US increased by 9% to $4,701 million (2022: $4,324 million, 2021: $1,882 million), representing 61% of total Rare Disease sales. This is largely driven by Product Sales of Ultomiris.

In 2023, Product Sales in Emerging Markets increased by 1% (CER: 8%) to $11,751 million (2022: $11,634 million; 2021: $12,161 million). Excluding COVID-19 medicines, Product Sales in Emerging Markets increased by 12% (CER: 20%) in the year to $11,735 million. China sales, comprising 50% of Emerging Markets sales, increased by 2% (CER: 8%) to $5,867 million (2022: $5,740 million; 2021: $5,995 million). This contributed to 13% of Product Sales in 2023.

Ex-China Emerging Markets Product Sales were stable at $5,884 million (increase of 8% at CER) (2022: $5,894 million; 2021: $6,166 million). Excluding COVID-19 medicines, Product Sales in Ex-China Emerging Markets increased by 23% in the year (CER: 34%) to $5,868 million, driven by Oncology medicines and Farxiga from CVRM. Product Sales of Vaxzevria in Ex-China Emerging Markets decreased by 99% (CER: 99%) to $10 million (2022: $729 million; 2021: $2,240 million) in the year. Product Sales of COVID-19 mAbs in Ex-China Emerging Markets decreased by 99% (CER: 99%) to $6 million (2022: $411 million; 2021: $19 million) in the year.

Product Sales in Europe increased by 9% (CER: 7%) to $9,029 million (2022: $8,264 million; 2021: $7,604 million). Sales of Rare Disease medicines comprised 17% of Europe Product Sales, which increased by 7% (CER: 5%) to $1,529 million in 2023. Oncology sales in Europe grew by 22% (CER: 20%) to $3,332 million (2022: $2,726 million; 2021: $2,484 million) and represented 37% of Europe sales, primarily driven by sales of Tagrisso, Lynparza and Imfinzi. Excluding COVID-19 medicines, Product Sales in Europe grew by 19% (CER: 16%) to $9,015 million.

Product Sales in the Established ROW region decreased by 14% (CER: 8%) to $5,048 million (2022: $5,846 million; 2021: $4,776 million) largely driven by the decline in Vaccines and Immune Therapies. Japan, comprising 72% of total Established ROW Product Sales, decreased by 9% (CER: 1%) to $3,654 million (2022: $4,007 million; 2021: $3,416 million), due to the decline in sales of COVID-19 medicines, Soliris and Nexium. Product Sales in Canada, which contributed 19% of total Established ROW Product Sales, decreased by 17% (CER: 14%) to $967 million (2022: $1,165 million; 2021: $772 million).

2022 in brief

Product Sales increased by 18% (CER: 24%) in 2022 to $42,998 million (2021: $36,541 million) including Vaccines & Immune Therapies revenues. Following completion of the Alexion acquisition on 21 July 2021, Rare Disease medicines generated $7,053 million, growing 4% (CER: 10%) on a pro-rata basis, and contributed to 16% of AstraZeneca’s Total Product Sales.

Product Sales in the US increased by 44% to $17,254 million (2021: $12,000 million) driven by strong performance of Oncology and CVRM medicines. Sales of Rare Disease medicines in the US increased to $4,324 million, representing 61% of total Rare Disease sales. This is largely driven by Product Sales of Ultomiris.

In 2022, Product Sales in Emerging Markets decreased by 4% (CER: increase of 1%) to $11,634 million (2021: $12,161 million). Excluding Vaxzevria, Product Sales in Emerging Markets increased by 10% (16% at CER) in the year to $10,905 million. China sales, comprising 49% of Emerging Markets sales, decreased by 4% (CER: 1%) to $5,740 million (2021: $5,995 million). This contributed to 13% of Product Sales in 2022.

Ex-China Emerging Markets Product Sales decreased by 4% (increase of 2% at CER) to $5,894 million (2021: $6,166 million). Excluding Vaxzevria sales, Product Sales in Ex-China Emerging Markets increased by 32% in the year (CER: 42%) to $5,165 million, driven by Oncology medicines and Farxiga from CVRM. Product Sales of Vaxzevria in Ex-China Emerging Markets generated $729 million in the year. Product Sales of Evusheld in Ex-China Emerging Markets generated $411 million in the year.

Product Sales in Europe increased by 9% (CER: 22%) to $8,264 million (2021: $7,604 million). Sales of Rare Disease medicines comprised 17% of Europe Product Sales, which decreased on a pro rata basis by 3% (CER: 9%) to $1,428 million in 2022. Oncology sales in Europe grew by 10% (CER: 23%) to $2,726 million (2021: $2,484 million) and represented 33% of Europe sales, primarily driven by sales of Tagrisso, Lynparza and Imfinzi. Vaxzevria Product Sales contributed $365 million, amounting to 4% of total Europe Product Sales and 20% to the total Vaxzevria Product Sales in 2022. Excluding Vaxzevria, Product Sales in Europe grew by 20% (35% at CER) to $7,899 million.

Product Sales in the Established ROW region increased by 22% (CER: 40%) to $5,846 million (2021: $4,776 million) largely driven by Soliris and Farxiga. Japan, comprising 69% of total Established ROW Product Sales, increased by 17% (CER: 39%) to $4,007 million (2021: $3,416 million), underpinned by sales of Vaxzevria, Evusheld and Nexium. Product Sales in Canada, which contributed 20% of total Established ROW Product Sales, increased by 51% (CER: 57%) to $1,165 million (2021: $772 million).

From 1 January 2022, the Group reported Andexxa in CVRM, Koselugo in Rare Disease and Synagis and Flumist in Vaccines & Immune Therapies. In the “Sales by Region in 2023” section below, the 2023 figures and the comparative 2022 figures for these products are presented within their current therapy areas.

2021 in brief

Product Sales increased by 41% (CER: 38%) in 2021 to $36,541 million including COVID-19 vaccine revenues. Product Sales excluding vaccines increased 26% (24% at CER) to $32,624 million. Growth was well balanced across AstraZeneca’s strategic areas of focus with double-digit growth in all major regions, including Emerging Markets, despite some headwinds in China. Following completion of the Alexion acquisition on 21 July 2021, Rare Disease medicines generated $3,070 million, growing 8% (CER: 9%) on a pro-rata basis, and contributed to 8% of AstraZeneca’s Total Product Sales.

In 2021, Product Sales in Emerging Markets increased by 40% (CER: 36%) to $12,161 million. Excluding Vaxzevria, Product Sales in Emerging Markets increased by 14% (10% CER) in the year to $9,921 million. China sales, comprising 49% of Emerging Markets sales, increased by 12% (CER: 4%) to $5,995 million. This contributed to 16% of Product Sales in 2021.

Ex-China Emerging Markets Product Sales increased by 85% (86% at CER) to $6,166 million. Excluding Vaxzezria sales, Product Sales in Ex-China Emerging Markets increased by 18% in the year (CER: 19%) to $3,926 million, driven by Oncology medicines and Farxiga. Product Sales of Vaxzevria in Ex-China Emerging Markets generated $2,240 million in the year.

Sales in the U.S. increased by 39% to $12,000 million driven by strong performance of Oncology and Respiratory & Immunology medicines. Sales of Rare Disease medicines in the U.S. post acquisition increased to $1,828 million, representing a pro rata increase of 8% thereby contributing to 60% of total Rare Disease sales. This is largely driven by Product Sales of Soliris.

Product Sales in Europe increased by 50% (CER: 44%) to $7,604 million. Sales of Rare Disease medicines comprised 9% of Europe Product Sales, which grew on a pro rata basis by 7% (CER: 9%) to $682 million in 2021. Oncology sales in Europe grew by 28% (CER: 22%) to $2,484 million and represented 33% of Europe sales, primarily driven by sales of Tagrisso, Lynparza and Imfinzi. Vaxzevria sales contributed $1,035 million, amounting to 14% of total Europe Product Sales and 26% to the total Vaxzevria sales in 2021.Excluding Vaxzevria, Product Sales in Europe grew by 30% (25% CER) to $6,568 million.

Sales in the Established ROW region increased by 36% (CER: 36%) to $4,776 million largely driven by Tagrisso and Imfinzi. Japan, comprising 72% of total Established ROW sales, increased by 31% (CER: 35%) to $3,416 million, underpinned by sales of Oncology. Sales in Canada, which contributed 16% of total Established ROW sales, increased by 28% (CER: 19%) to $772 million. Other Established ROW sales increased by 90% (CER: 76%) to $588 million in the year, largely driven by Vaxzevria.

The Group has ceased reporting New Medicines as a performance metric (Tagrisso, Imfinzi, Lynparza, Calquence, Enhertu, Koselugo, Farxiga, Brilinta, Lokelma, roxadustat, Fasenra, Bevespi and Breztri). In line with practice these medicines were reported within their respective disease areas.

Sales by Region in 2023

US

Product Sales in the US increased by 4% to $17,961 million (2022: $17,254 million; 2021: $12,000 million).

Oncology

Oncology sales in the US increased by 19% to $7,719 million (2022: $6,484 million; 2021: $5,255 million).

Tagrisso sales in the US increased by 13% to $2,276 million (2022: $2,007 million; 2021: $1,780 million). Performance benefitted from continued adjuvant and 1st-line demand growth.

Imfinzi sales in the US increased by 49% to $2,317 million (2022: $1,552 million; 2021: $1,245 million), benefitting from continued demand growth from new launches in GI, including BTC (TOPAZ-1) and HCC Stage IV NSCLC.

Lynparza sales in the US grew by 2% to $1,254 million (2022: $1,226 million; 2021: $1,087 million) as a result of increased growth within PARP inhibitor class, offset by declining class use following the label restriction in 2nd-line ovarian cancer effective September 2023.

Calquence sales in the US exhibited a strong performance with an increase of 10% to $1,815 million (2022: $1,657 million; 2021: $1,089 million), as a result of sustained BTKi leadership across front-line and relapsed refractory CLL, partly offset by continued GtN pressure within competitive class.

Truqap sales in the US were $6 million (2022: $nil; 2021: $nil), as a result of the US approval on 16th November 2023 in 2nd-line+ HR+ breast cancer.

Faslodex sales in the US increased by 87% to $31 million (2022: $17 million; 2021: $30 million).

CVRM

CVRM sales in the US increased by 11% to $2,752 million (2022: $2,479 million; 2021: $2,174 million).

In the US Farxiga sales grew by 35% to $1,451 million (2022: $1,071 million; 2021: $732 million), with the growth driven by heart failure and CKD for patients with and without type 2 diabetes resulting in an increasing market share. There was also favourable gross-to-net adjustment in Q4 2023.

Brilinta sales in the US was $744 million (2022: $744 million; 2021: $735 million), with volume growth driven by longer duration of treatment.

Lokelma sales in the US increased by 26% to $214 million (2022: $170 million; 2021: $115 million), reflecting strong demand growth.

Andexxa sales in the US declined by 2% to $75 million (2022: $77 million; 2021: $50 million).

Crestor sales in the US decreased by 16% to $55 million (2022: $65 million; 2021: $80 million).

U.S sales of Onglyza fell by 36% in the year to $49 million (2022: $76 million; 2021: $88 million) due to continued decline for DPP-IV class.

Bydureon sales in the US declined by 45% to $133 million (2022: $242 million; 2021: $321 million) due to continued competitive pressures.

Respiratory & Immunology

Respiratory & Immunology sales in the US decreased by 4% to $2,547 million (2022: $2,655 million; 2021: $2,404 million).

Symbicort sales in the US decreased by 25% to $726 million (2022: $973 million; 2021: $1,065 million) due to generic competition entering the US market in the third quarter of 2023.

Fasenra sales in the US increased by 9% to $992 million (2022: $906 million; 2021: $790 million), benefiting from maintained share of a growing market, leading to strong volume growth.

Breztri sales in the US increased by 60% to $383 million (2022: $239 million; 2021: $115 million), following consistent share growth within the FDC triple class in new-to-brand and the total market.

Saphnelo sales in the US amounted to $260 million (2022: $111 million; 2021: $8 million) as a result of demand acceleration in the US.

Pulmicort sales in the US decreased by 58% to $28 million (2022: $65 million; 2021: $72 million).

Bevespi sales in the US decreased by 19% to $34 million (2022: $42 million; 2021: $39 million).

Daliresp/Daxas sales in the US decreased by 76% to $42 million (2022: $176 million; 2021: $207 million), impacted by uptake of multiple generics following loss of exclusivity in the US

Vaccines & Immune Therapies

Vaccine & Immune Therapies in the US decreased by 91% to $109 million (2022: $1,168 million; 2021: $114 million), driven by a decline in sales of COVID-19 medicines.

COVID-19 mAbs sales in the US were $nil (2022: $1,067 million; 2021: $nil).

Vaxzevria sales in the US were $nil (2022: $79 million; 2021: $64 million), due to the fulfilment of contracts signed during the COVID-19 pandemic period.

Beyfortus sales in the US were $87 million (2022: $nil; 2021: $nil), as a result of AstraZeneca’s sales of manufactured Beyfortus product to Sanofi.

FluMist sales in the US increased by 10% to $23 million in the year (2022: $21 million; 2021: $27 million).

Rare Disease

Rare Disease sales in the US increased by 9% to $4,701 million (2022: $4,324 million; 2021: $1,882 million).

Soliris sales in the US decreased by 20% to $1,734 million (2022: $2,180 million; 2021: $1,068 million), driven by successful conversion of Soliris patients to Ultomiris in PNH, aHUS and gMG, partially offset by Soliris growth in NMOSD.

Ultomiris sales in the US increased by 54% to $1,750 million (2022: $1,136 million; 2021: $381 million), as a result of growth in naïve patients in gMG as well as successful conversion from Soliris across shared indications.

Strensiq sales in the US increased by 22% to $937 million (2022: $769 million; 2021: $297 million). Performance benefitted from strong patient demand.

Koselugo sales in the US increased by 20% to $195 million (2022: $162 million; 2021: $104 million;) driven by patient demand.

Kanuma sales in the US increased by 10% to $85 million (2022: $77 million; 2021: $32 million).

Other

Other medicines sales in the US decreased by 8% to $133 million (2022: $144 million; 2021: $171 million).

Nexium sales in the US decreased by 5% to $115 million (2022: $120 million; 2021: $128 million).

Emerging Markets

Product Sales in Emerging Markets increased by 1% (CER: 8%) to $11,751 million (2022: $11,634 million; 2021: $12,161 million).

Oncology

Oncology sales in Emerging Markets increased by 8% (CER: 16%) to $3,828 million (2022: $3,537 million; 2021: $3,222 million).

Tagrisso sales in Emerging Markets increased by 3% (CER: 10%) to $1,621 million (2022: $1,567 million; 2021: $1,336 million), as a result of continued demand growth partly offset by anticipated seasonality from hospital ordering dynamic in China.

Imfinzi sales in Emerging Markets increased by 25% (CER: 39%) to $360 million (2022: $287 million; 2021: $277 million) as a result of increased demand for new launches including BTC as well as continued demand for legacy indications Stage III unresectable NSCLC (PACIFIC), SCLC (CASPIAN).

Lynparza sales in Emerging Markets increased by 11% (CER: 21%) to $542 million (2022: $488 million; 2021: $384 million), benefiting from increased demand, offset by price reduction in China associated with NRDL renewal that took effect March 2023 for ovarian cancer indications (PSR and BRCAm 1st-line maintenance) and new NRDL enlistment in prostate cancer (PROfound).

Calquence sales in Emerging Markets were $98 million (2022: $45 million; 2021: $20 million).

Enhertu sales in Emerging Markets increased to $169 million (2022: $51 million; 2021: $12 million), as a result of continued uptake driven by approvals and launches, including strong demand growth in China following HER2-positive (DESTINY-Breast03) and HER2-low (DESTINY-Breast04) metastatic breast cancer launches.

Orpathys sales in Emerging Markets increased by 34% (CER: 42%) to $44 million (2022: $33 million; 2021: $16 million), due to its inclusion in the NRDL in China from March 2023 for the treatment of patients with NSCLC with MET exon 14 skipping alterations.

Zoladex sales in Emerging Markets increased by 5% (CER: 12%) to $687 million (2022: $657 million; 2021: $619 million) driven by strong underlying growth in China.

Faslodex sales in Emerging Markets fell by 11% (CER: 6%) to $142 million (2022: $159 million; 2021: $167 million) due to decline in China sales in fourth quarter due to supply issues, a consequence of short lead time of supply replenishment following VBP timeline changes.

CVRM

CVRM sales in Emerging Markets increased by 11% (CER: 18%) to $4,586 million (2022: $4,119 million; 2021: $3,780 million).

Forxiga sales in Emerging Markets increased by 33% (CER: 40%) to $2,211 million (2022: $1,665 million; 2021: $1,195 million) driven by solid growth despite generic competition in some markets and good momentum in Latin America.

Emerging Markets sales of Brilinta were stable at $285 million (CER: increase of 10%) (2022: $286 million; 2021: $328 million) and is holding positioning despite generics pressure.

Emerging Markets sales of roxadustat increased by 38% to $271 million (2022: $197 million; 2021: $174 million), benefitting from increased demand in both the dialysis- and non-dialysis-dependent populations as well as renewed NRDL listing.

Crestor sales in Emerging Markets increased by 9% (CER: 15%) to $862 million (2022: $794 million; 2021: $775 million).

Seloken sales in Emerging Markets declined by 26% (CER: 20%) to $621 million (2022: $839 million; 2021: $928 million).

Onglyza sales in Emerging Markets increased by 8% (CER: 16%) to $131 million (2022: $121 million; 2021: $179 million).

Bydureon sales in Emerging Markets increased by 12% (CER: 12%) to $3 million (2022: $3 million; 2021: $3 million).

Respiratory & Immunology

Respiratory & Immunology sales in Emerging Markets increased by 23% (CER: 31%) to $1,771 million (2022: $1,443 million; 2021: $1,749 million).

Emerging Markets sales of Symbicort increased by 24% (CER: 33%) to $753 million (CER: 5%) in the year (2022: $608 million; 2021: $609 million), as a result of strong underlying demand.

Fasenra sales in Emerging Markets increased by 50% (CER: 61%) to $64 million (2022: $43 million; 2021: $20 million) as a result of continued strong volume growth driven by launch acceleration across key markets.

Breztri sales in Emerging Markets increased by 75% (CER: 85%) to $161 million (2022: $92 million; 2021: $55 million) as a result of maintaining market share leadership in China with strong triple FDC class penetration.

Pulmicort sales in Emerging Markets increased by 25% (CER: 34%) to $575 million (2022: $462 million; 2021: $770 million) largely as a result of stabilized market share in China, with VBP having been in effect for over 12 months.

Bevespi sales in Emerging Markets increased by 19% (CER: 28%) to $6 million during the year (2022: $5 million; 2021: $4 million).

Daliresp sales in Emerging Markets declined by 7% (CER: 11%) to $3 million (2022: $3 million; 2021: $4 million).

Vaccines & Immune Therapies

Vaccines & Immune Therapies in Emerging Markets decreased by 84% (CER: 83%) to $212 million (2022: $1,316 million; 2021: $2,295 million).

COVID-19 mAbs sales in Emerging Markets decreased by 99% (CER: 99%) to $6 million (2022: $413 million; 2021: $19 million) and all sales were derived from sales of Evusheld.

Vaxzevria sales in Emerging Markets declined by 99% (CER: 99%) to $10 million (2022: $729 million; 2021: $2,240 million) due to the fulfilment of contracts signed during the COVID-19 pandemic.

Synagis sales in Emerging Markets increased by 13% (CER: 19%) to $195 million (2022: $173 million; 2021: $35 million), indicating that performance is broadly in line with prior year.

Rare Disease

Rare Disease sales in Emerging Markets increased by 45% (CER: 62%) to $623 million (2022: $431 million; 2021: $197 million).

Soliris sales in the Emerging Markets increased by 41% (CER: 63%) to $424 million (2022: $301 million; 2021: $170 million), as a result of growth following new market launches.

Ultomiris sales in the Emerging Markets increased by 88% (CER: 89%) to $71 million (2022: $38 million; 2021: $9 million), as a result of continued growth following launches in new markets.

Strensiq sales in the Emerging Markets increased by 15% (CER: 22%) to $40 million (2022: $35 million; 2021: $10 million), as a result of growth driven by strong demand.

Koselugo sales in the Emerging Markets increased to $59 million (2022: $26 million; 2021: $1 million), as a result of patient demand and expansion in new markets.

Kanuma sales in the Emerging Markets decreased by 7% (CER: 1%) to $29 million (2022: $31 million; 2021: $7 million).

Other

Other medicines sales in Emerging Markets decreased by 7% (CER: 1%) to $731 million (2022: $788 million; 2021: $917 million).

Nexium sales in Emerging Markets increased by 2% (CER: 9%) to $578 million (2022: $568 million; 2021: $705 million).

Europe

Product Sales in Europe increased by 9% (CER: 7%) to $9,029 million (2022: $8,264 million; 2021: $7,604 million).

Oncology

Oncology sales in Europe increased by 22% (CER: 20%) to $3,332 million (2022: $2,726 million; 2021: $2,481 million).

Tagrisso sales in Europe increased by 10% (CER: 8%) to $1,120 million (2022: $1,023 million; 2021: $986 million), driven by continued growth in 1st-line setting and increasing adjuvant demand.

Imfinzi sales in Europe increased by 39% (CER: 36%) to $758 million (2022: $544 million; 2021: $485 million), as a result of competitive share gain in SCLC, and expanded reimbursement for BTC, HCC, Stage IV NSCLC and SCLC.

Lynparza sales in Europe increased by 12% (CER: 10%) to $734 million (2022: $655 million; 2021: $618 million), as a result of demand growth from increased uptake and new launches in 1st-line HRD-positive ovarian cancer (PAOLA-1), gBRCAm10 HER2-negative early breast cancer (OlympiA) and mCRPC (PROpel), offset by reduced use in 2nd-line ovarian cancer and pricing.

Calquence sales in Europe increased by 72% (CER: 69%) to $493 million (2022: $286 million; 2021: $111 million) as a result of continued growth supported by expanded access in key markets.

Enhertu sales in Europe increased to $60 million (2022: $21 million; 2021: $4 million) as a result of continued growth driven by increasing adoption in HER2-positive and HER2-low metastatic breast cancer.

Zoladex sales in Europe (CER: decrease of 1%) were stable at $133 million (2022: $133 million; 2021: $147 million), indicating a flat performance in Europe.

Faslodex sales in Europe decreased by 49% (CER: 50%) to $28 million (2022: $55 million; 2021: $113 million).

CVRM

CVRM sales in Europe increased by 31% (CER: 29%) to $2,503 million (2022: $1,906 million; 2021: $1,512 million).

Forxiga sales in Europe increased by 45% (CER: 42%) to $1,881 million (2022: $1,297 million; 2021: $810 million, benefitting from the addition of cardiovascular outcomes trial data to the label and growth in HFrEF, CKD and the HFpEF approval in February 2023 and updated ESC guidelines in August 2023 also include treatment of patients with HFpEF.

Brilique sales in Europe decreased by 4% (CER: 5%) to $271 million (2022: $282 million; 2021: $346 million) due to clawbacks.

Lokelma sales in Europe increased by 94% (CER: 91%) to $58 million (2022: $30 million; 2021: $13 million) as a result of strong demand growth.

Andexxa sales in the Europe increased by 50% (CER: 47%) to $62 million (2022: $41 million; 2021: $18 million)

Crestor sales in Europe increased by 26% (CER: 25%) to $52 million (2022: $41 million; 2021: $52 million).

Seloken /Toprol -XL sales in Europe decreased by 18% (CER: 17%) to $11 million (2022: $14 million; 2021: $11 million).

Onglyza sales in Europe decreased by 16% (CER: 17%) to $32 million (2022: $38 million; 2021: $61 million) due to continued decline for DPP-IV class.

Bydureon sales in Europe decreased by 24% (CER: 26%) to $27 million (2022: $35 million; 2021: $55 million) due to competitive pressures.

Respiratory & Immunology

Respiratory & Immunology sales in Europe increased by 10% (CER: 8%) to $1,164 million (2022: $1,054 million; 2021: $1,247 million).

Symbicort sales in Europe decreased by 6% (CER: 7%) to $549 million (2022: $582 million; 2021: $670 million), due to continued price and volume erosion from generics and a slowing overall market.

Fasenra sales in Europe increased by 16% (CER: 14%) to $355 million (2022: $305 million; 2021: $286 million), benefiting from expanded leadership in severe eosinophilic asthma.

Trixeo sales in Europe increased to $81 million (2022: $33 million; 2021: $7 million) as a result of sustained growth across markets as new launches continue to progress.

Saphnelo sales in Europe increased to $8 million (2022: $2 million; 2021: $nil) as a result of additional growth driven by ongoing launches in Europe.

Tezspire sales in Europe increased to $48 million (2022: $2 million; 2021: $nil) as a result of achieving and maintaining new-to-brand leadership in key markets as well as pre-filled pen approved in January 2023.

Pulmicort sales in Europe declined by 1% (CER: 2%) to $68 million (2022: $69 million; 2021: $73 million).

Bevespi sales in Europe increased by 65% (CER: 62%) to $17 million (2022: $10 million; 2021: $11 million).

Daliresp/Daxas sales in Europe decreased by 9% (CER: 11%) to $8 million (2022: $9 million; 2021: $15 million).

Vaccines & Immune Therapies

Vaccines & Immune Therapies sales in Europe decreased by 61% (CER: 62%) to $396 million (2022: $1,027 million; 2021: $1,526 million).

COVID-19 mAbs sales in Europe decreased by 96% (CER: 96%) to $12 million (2022: $298 million; 2021: $66 million) and all sales were derived from sales of Evusheld.

Vaxzevria sales in Europe (CER: decrease of 99%) were $2 million (2022: $365 million; 2021: $1,035 million) due to the fulfilment of contracts signed during the COVID-19 pandemic period.

Beyfortus sales in Europe were $19 million (2022: $nil; 2021: $nil).

Synagis sales in Europe decreased by 18% (CER: 18%) to $175 million (2022: $213 million; 2021: $203 million).

FluMist sales in Europe increased by 25% (CER: 17%) to $188 million (2022: $151 million; 2021: $222 million).

Rare Disease

Rare Disease sales in Europe increased by 7% (CER: 5%) to $1,529 million (2022: $1,428 million; 2021: $667 million).

Soliris sales in Europe decreased by 17% (CER: 18%) to $670 million (2022: $805 million; 2021: $439 million), due to successful conversion from Soliris to Ultomiris, as well as biosimilar erosion in PNH.

Ultomiris sales in Europe increased by 39% (CER: 36%) to $668 million (2022: $481 million; 2021: $169 million), as result of strong demand generation following launches in new markets, particularly in neurology indications, as well as accelerated conversion from Soliris in key markets, partially offset by price reductions to secure reimbursement for new indications.

Strensiq sales in Europe increased by 14% (CER: 11%) to $89 million (2022: $78 million; 2021: $36 million), as a result of strong patient demand.

Koselugo sales in Europe were $53 million (2022: $20 million; 2021: $3 million), driven by patient demand and expansion in new markets.

Kanuma sales in Europe increased by 12% (CER: 10%) to $49 million (2022: $44 million; 2021: $20 million), as a result of continued demand growth.

Other

Other medicines sales in Europe decreased by 14% (CER: 15%) to $105 million (2022: $123 million; 2021: $171 million) due to continued impact of generic competition.

Nexium sales in Europe increased by 16% (CER: 13%) to $53 million (2022: $46 million; 2021: $62 million).

Established ROW

Product Sales in the Established ROW region decreased by 14% (CER: 8%) to $5,048 million (2022: $5,846 million; 2021: $4,776 million).

Oncology

Oncology sales in the Established ROW region increased by 20% (CER: 29%) to $2,266 million (2022: $1,884 million; 2021: $1,982 million). Oncology sales in Japan increased by 20% (CER: 30%) to $1,804 million in the year (2022: $1,501 million; 2021: $1,665 million).

Tagrisso sales in the Established ROW region decreased by 8% (CER: 1%) to $782 million (2022: $847 million; 2021: $913 million) due to increased demand in adjuvant and 1st-line offset by continued impact from HSR price reduction in Japan effective June 2023 and reclassification of Australian government rebates from the fourth quarter of 2023. In Japan, sales of Tagrisso declined by 8% (stable at CER) to $639 million in the year (2022: $695 million; 2021: $775 million).

Imfinzi sales in the Established ROW region increased to $802 million (2022: $401 million; 2021: $405 million) as a result of growth driven by launch of BTC, HCC and Stage IV NSCLC in Japan. In Japan, sales of Imfinzi increased to $714 million (2022: $329 million; 2021: $345 million).

Lynparza sales in the Established ROW region increased by 5% (CER: 12%) to $281 million (2022: $269 million; 2021: $259 million) as a result of growth driven by increased uptake in testing and use in 1st-line HRD-positive ovarian cancer, partially offset by market expansion re-pricing in Japan from November 2023. Lynparza sales in Japan amounted to $210 million (2022: $203 million; 2021: $199 million), representing a growth of 3% (CER: 12%).

Calquence sales in the Established ROW region increased by 58% (CER: 65%) to $108 million (2022: $69 million; 2021: $18 million). Calquence sales in Japan amounted to $20 million (2022: $7 million; 2021: $3 million).

Enhertu sales in the Established ROW region increased to $32 million (2022: $7 million; 2021: $1 million).

Zoladex sales in the Established ROW region decreased by 4% (CER: increase of 2%) to $118 million (2022: $122 million; 2021: $169 million) due to a drop in sales in Japan. In Japan, Zoladex sales decreased by 22% (CER: 16%) to $83 million (2022: $107 million, 2021: $139 million).

Faslodex sales in the Established ROW region decreased by 7% (CER: increase of 1%) to $96 million (2022: $103 million; 2021: $121 million). In Japan, sales decreased by 6% (CER: increase of 2%) to $95 million (2022: $101 million; 2021: $118 million).

CVRM

CVRM sales in the Established ROW region increased by 9% (CER: 16%) to $744 million (2022: $684 million; 2021: $622 million).

Forxiga sales in the Established ROW region increased by 21% (CER: 30%) to $420 million (2022: $348 million; 2021: $263 million) as a result of continued volume growth driven by HF and CKD launches and generics launched in Canada in the third quarter of 2023. Japan sales grew by 38% (CER: 50%) to $298 million (2022: $215 million; 2021: $150 million).

Brilinta sales in the Established ROW region decreased by 49% (CER: 47%) to $24 million (2022: $46 million; 2021: $63 million) due to generic entry in Canada.

Lokelma sales in the Established ROW region increased by 32% (CER: 42%) to $90 million (2022: $69 million; 2021: $44 million) driven by strong demand growth. Sales in Japan increased by 32% (CER: 42%) to $88 million in the year (2022: $67 million; 2021: $43 million).

Andexxa sales in the Established ROW region increased by 39% (CER: 50%) to $45 million (2022: $32 million; 2021: $nil). Sales in Japan increased by 35% (CER: 46%) to $44 million in the year (2022: $33 million; 2021: $nil).

Crestor sales in the Established ROW region decreased by 7% (stable at CER) to $138 million (2022: $148 million; 2021: $189 million) with a decline in Japan sales by 8% (stable at CER) to $105 million (2022: $114 million; 2021: $151 million), where AstraZeneca collaborates with Shionogi.

Seloken/Toprol-XL sales in the Established ROW region showed a decrease by 23% (19% at CER) to $7 million (2022: $9 million; 2021: $11 million).

Onglyza sales in the Established ROW region declined by 30% (CER: 28%) to $15 million (2022: $22 million; 2021: $32 million).

Bydureon sales in the Established ROW region was $nil (2022: $nil; 2021: $6 million).

Respiratory & Immunology

Respiratory & Immunology sales in the Established ROW region increased by 2% (CER: 8%) to $625 million (2022: $613 million; 2021: $634 million). Respiratory & Immunology sales in Japan increased by 8% (CER: 17%) to $241 million (2022: $222 million; 2021: $284 million) in the year.

Symbicort sales in the Established ROW region decreased by 11% (CER: 7%) to $334 million (2022: $375 million; 2021: $384 million). Sales in Japan declined by 20% (CER: 13%) to $65 million (2022: $81 million; 2021: $124 million) in the year due to generic erosion.

Fasenra sales in the Established ROW region (CER: increase of 6%) were stable at $142 million (2022: $142 million; 2021: $162 million). Sales in Japan declined by 7% (CER: increase if 1%) to $82 million (2022: $88 million; 2021: $110 million) in the year.

Breztri sales in the Established ROW region increased by 55% (CER: 66%) $52 million (2022: $34 million; 2021: $26 million) which is largely contributed by increased market share gains within COPD in Japan and strong launch performance in Canada. Sales in Japan increased by 22% (CER: 31%) to $37 million (2022: $31 million; 2021: $25 million).

Saphnelo sales in the Established ROW region increased to $10 million (2022: $3 million; 2021: $nil) which is largely contributed by additional growth from ongoing launches in Japan. Sales in Japan increased to $9 million (2022: $3 million; 2021: $nil).

Tezspire sales in the Established ROW region increased to $37 million (2022: $2 million; 2021: $nil) driven by Japan maintaining new-to-brand leadership. Sales in Japan increased to $30 million (2022: $2 million; 2021: $nil).

Pulmicort sales in the Established ROW region decreased by 15% (CER: 10%) to $42 million (2022: $49 million; 2021: $47 million). In Japan, sales decreased by 1% (CER: increase of 7%) in the year to $16 million (2022: $17 million, 2021: $23 million).

Vaccines & Immune Therapies

Vaccines & Immune Therapies sales in the Established ROW region decreased by 76% (CER: 74%) to $295 million (2022: $1,225 million; 2021: $730 million). Vaccines & Immune Therapies sales in Japan decreased by 69% (CER: 66%) to $234 million (2022: $756 million; 2021: $454 million) in the year.

COVID-19 mAbs sales in the Established ROW region declined by 72% (CER: 68%) to $114 million (2022: $407 million; 2021: $nil), with all product sales derived from sales of Evusheld. Sales in Japan were at $84 million (2022: $215 million; 2021: $nil).

Vaxzevria sales in the Established ROW region declined to $nil (2022: $625 million; 2021: $578 million) due to the fulfilment of contracts signed during the COVID-19 pandemic period. Sales in Japan declined to $nil (2022: $379 million; 2021: $323 million).

Synagis sales in the Established ROW region declined by 7% (CER:1%) to $177 million (2022: $191 million; 2021: $149 million). Sales in Japan declined by 7% (CER: 1%) to $150 million (2022: $162 million; 2021: $132 million).

Rare Disease

Rare Disease sales in the Established ROW region increased by 5% (CER: 12%) to $911 million (2022: $870 million; 2021: $364 million). Rare Disease sales in Japan increased by 17% (CER: 26%) to $675 million (2022: $578 million; 2021: $274 million).

Soliris sales in the Established ROW region decreased by 33% (CER: 29%) to $317 million (2022: $476 million; 2021: $197 million) driven by successful conversion from Soliris to Ultomiris. Soliris sales in Japan decreased by 41% (CER: 35%) to $133 million (2022: $224 million; 2021: $111 million).

Ultomiris sales in the Established ROW region increased by 54% (CER: 65%) to $476 million (2022: $310 million; 2021: $129 million), driven by continued conversion from Soliris and strong demand following new launches. Sales in Japan increased by 55% (CER: 67%) to $441 million (2022: $285 million; 2021: $130 million).

Strensiq sales in the Established ROW region increased by 13% (CER: 22%) to $86 million (2022: $76 million; 2021: $35 million) driven by strong patient demand. Sales in Japan increased to $74 million (2022: $66 million; 2021: $31 million).

Koselugo sales in the Established ROW region increased to $24 million (2022: $nil; 2021: $nil) driven by patient demand and expansion in new markets. Sales in Japan increased to $23 million (2022: $nil; 2021: $nil).

Kanuma sales in the Established ROW region increased by 2% (CER: 9%) to $8 million (2022: $8 million; 2021: $3 million) driven by continued demand growth. Sales in Japan increased by 28% (CER: 39%) to $4 million (2022: $3 million; 2021: $2 million).

Other

Other medicines sales in the Established ROW region decreased by 64% (CER: 61%) to $207 million (2022: $570 million; 2021: $445 million). Sales in Japan decreased by 69% (CER: 67%) to $156 million (2022: $507 million; 2021: $376 million).

Nexium sales in the Established ROW region decreased by 64% (CER: 61%) to $199 million (2022: $551 million; 2021: $431 million) due to generic launches in Japan in the latter part of 2022. Sales in Japan decreased by 70% (67% at CER) to $150 million (2022: $497 million; 2021: $369 million), where AstraZeneca collaborated with Daiichi Sankyo until September 2021.

Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012

AstraZeneca is a global, innovation-driven biopharmaceutical business with operations in over 100 countries and its innovative medicines are used by millions of patients worldwide. AstraZeneca has a legal entity based in Iran, AstraZeneca Pars Company (“AstraZeneca Pars”), which has no employees, and is owned by non-US Group companies. In July 2017, AstraZeneca Pars submitted regulatory applications to the Iranian Food and Drug Administration and subsequently received marketing authorizations for several products. AstraZeneca Pars has not entered into any commercial transaction since its incorporation; products registered under AstraZeneca Pars are exclusively sold by a third-party distributor.

AstraZeneca, through one of its non-US Group companies that is neither a US person nor a foreign subsidiary of a US person, currently has sales of prescription pharmaceuticals in Iran solely through a single third-party distributor, which uses three known entities in the Iranian distribution chain. At this time, none of AstraZeneca’s US entities are involved in any business activities in Iran, or with the Iranian government. To the best knowledge of the management of AstraZeneca, the third-party distributor used by AstraZeneca is not owned or controlled by the Iranian government and AstraZeneca does not have any agreements, commercial arrangements, or other contracts with the Iranian government. However, AstraZeneca understands that one of the independent sub-distributors of AstraZeneca’s third-party distributor is likely to be indirectly controlled by the Iranian government. Further, AstraZeneca’s third-party distributor may initiate payments using banks associated with the government of Iran for the purchase of AstraZeneca products. Finally, Government agencies, hospitals and institutions may purchase AstraZeneca products from the third-party distributor or the sub-distributors.

Throughout 2017 to 2023, AstraZeneca, through a distributor, sponsored health care provider education programs in Iran, including for employees of hospitals owned or controlled by the Iranian Ministry of Health.

For the year ended December 31, 2023, the Company’s gross revenues and net profits attributable to the above-mentioned Iranian activities were $24 million and $8 million respectively. For the same period, AstraZeneca’s gross revenues and net profits were $45.8 billion and $6.0 billion, respectively. Accordingly, the gross revenues and net profits attributable to the above-mentioned Iranian activities amounted to approximately 0.05% of AstraZeneca’s gross revenues and approximately 0.13% of its net profits.

At the time of publication, the management of AstraZeneca does not anticipate any change in its activities in Iran that would result in a material impact on AstraZeneca.

C.       Organizational Structure

The information (including tabular data) set forth under the headings “Additional Information—Directors’ Report—Subsidiaries and principal activities” on page 227, “—Branches and countries in which the Group conducts business” on page 227, and “Financial Statements—Group Subsidiaries and Holdings” on pages 211 to 215, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

D.       Property, Plant and Equipment

Please see the information below under the heading Item 5—“Operating and Financial Review and Prospects—Operating Results—2023 compared with 2022”. The information (including tabular data) set forth under the headings “Strategic Report—Business Review—Science and Innovation—Research and Development” on pages 34 to 35, “Strategic Report—Business Review—Growth in Therapy Area Leadership—Operations” on page 40, “Strategic Report—Business Review—Growth in Therapy Area Leadership—IT and IS resources” on page 41, “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on pages 169 to 170, “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets—Environmental costs and liabilities” on page 204, and “Financial Statements—Notes to the Group Financial Statements—Note 8—Leases” on pages 170 to 171, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

Substantially all of the Group’s properties are held freehold, free of material encumbrances and are fit for their purpose. For more information, please refer to “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on pages 169 to 170 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Our Strategy and Key Performance Indicators” on pages 12 to 15, “Financial Statements— Notes to the Group Financial Statements—Note 1—Revenue—Product Sales” on page 160, “Financial Statements—Notes to the Group Financial Statements—Note 28—Financial risk management objectives and policies” on pages 195 to 201, and “Additional Information—Important information for readers of this Annual Report” on page 236, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference. The information contained herein under Item 8—“Summarized financial information for guarantee of securities of subsidiaries” is incorporated by reference. Please also see the information above under the heading Item 4—“Information on the Company— Business Overview—Geographical Review”.

A.       Operating Results

2023 compared with 2022

The information set forth under the heading “Strategic Report—Financial Review” on pages 58 to 74 (excluding the information set forth under the subheadings “Full year 2024: additional commentary” and “Currency impact” on page 71) of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated herein by reference.

2022 compared with 2021

The information set forth under the heading “Strategic Report—Financial Review” on pages 60 to 76 of AstraZeneca’s “Annual Report and Form 20-F Information 2022” included as exhibit 15.1 to the Form 20-F dated February 21, 2023 is incorporated herein by reference.

B.       Liquidity and capital resources

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Cash flow and liquidity—for the year ended 31 December 2023” and “—Summary cash flows” on page 68, “Strategic Report—Financial Review—Financial position – 31 December 2023” on pages 69 to 70, “Strategic Report—Financial Review—Capitalisation and shareholder return” on page 71, “Financial Statements—Notes to the Group Financial Statements—Note 19—Interest-bearing loans and borrowings” on pages 179 to 181, “Financial Statements—Notes to the Group Financial Statements—Note 13—Derivative financial instruments” on page 177, “Financial Statements—Notes to the Group Financial Statements—Note 23—Reserves” on page 191, “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 204 to 210, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

We consider the Group’s working capital to be sufficient for its present requirements.

C.       Research and development and Patent Protection and Licenses

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Business Review—Science and Innovation—Research and Development” on pages 34 to 35, “Strategic Report—Business Review—Science and Innovation—Development pipeline overview” on page 37, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference. Please also see the information above under the headings Item 4—“Information on the Company— Business Overview—Development Pipeline as of February 8, 2024” and “—Patent Expiries of Key Marketed Products”.

D.       Trend information

The information set forth in the introductory paragraph under the heading “Strategic Report—Financial Review” on page 58 and the information (including graphs and tabular data) set forth under the headings “Strategic Report—Our Strategy and Key Performance Indicators” on pages 12 to 15, “Strategic Report—Financial Review—Measuring performance” on pages 60 to 62, “Financial Statements— Notes to the Group Financial Statements—Note 1—Revenue—Product Sales” on page 160, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

E.       Critical Accounting Estimates

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Critical accounting policies and estimates” on page 72, “Financial Statements—Group Accounting Policies” on page 152 to 159 and “Financial Statements— Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 204 to 210, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The information (including tabular data) set forth under the headings “Corporate Governance—Board of Directors as at 31 December 2023” on pages 78 to 79, and “Corporate Governance—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 126, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

In addition to the Board of Directors, the Senior Executive Team, or SET, is the body through which the CEO exercises the authority delegated to him by the Board. The CEO leads the SET and has executive responsibility for the management, development and performance of the business. The CEO, CFO and SET also take the lead in developing the strategy for review, constructive challenge and approval by the Board as part of the annual strategy review process. The information set forth under the heading “Corporate Governance—Senior Executive Team (SET) as at 31 December 2023” on page 80 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

Senior Executive Team (SET) Biographies as at December 31, 2023

Sharon Barr – Executive Vice-President, Biopharmaceuticals R&D

Sharon was appointed as Executive Vice-President, BioPharmaceuticals R&D in August 2023. She is responsible for discovery through to late-stage development across CVRM and Respiratory & Immunology. Prior to this role, Sharon served as Senior Vice President, Head of Research and Product Development of Alexion, AstraZeneca Rare Disease having joined in 2013. With more than 18 years of industry experience she has previously led translational research, precision medicines, and global drug development teams. Sharon received her PhD in molecular biology from New York University, and completed a postdoctoral fellowship focused on mechanisms of DNA Damage and Repair at Stanford University. In 2022, Sharon was recognised as a Healthcare Businesswoman’s Association Luminary in recognition of her transformational leadership and passion for mentoring those around her.

Pam Cheng – Executive Vice-President, Global Operations, IT & Chief Sustainability Officer

Pam was appointed Executive Vice-President, Operations & Information Technology in June 2015 and assumed additional responsibility for the AstraZeneca Sustainability strategy and function in January 2023. Pam joined AstraZeneca after having spent 18 years with Merck/MSD in Global Manufacturing and Supply Chain and Commercial roles. Pam was the Head of Global Supply Chain Management & Logistics for Merck and led the transformation of Merck supply chains across the global supply network. Pam also held the role of President of MSD China, responsible for MSD’s entire business in China. Prior to joining Merck, Pam held various engineering and project management positions at Universal Oil Products, Union Carbide Corporation and GAF Chemicals. Pam holds Bachelor’s and Master’s degrees in chemical engineering from Stevens Institute of Technology in New Jersey and an MBA in marketing from Pace University in New York. In addition to her role at AstraZeneca, Pam serves as a Non-Executive Director of the Smiths Group plc Board and as a Trustee Member of the Board for Stevens Institute of Technology. Pam also serves as an Advisor to the International Society of Pharmaceutical Engineering (ISPE) Board of Directors.

Ruud Dobber – Executive Vice-President, BioPharmaceuticals Business Unit

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

Marc is a member of the Boards of Orchard Therapeutics Plc and JCR Pharmaceuticals.

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

Susan Galbraith - Executive Vice-President, Oncology R&D

Susan was appointed as Executive Vice-President, Oncology R&D in July 2021. In this role, Susan has global accountability for Oncology R&D from discovery through to late-stage development. Since joining AstraZeneca in 2010, Susan has been instrumental in bringing seven new medicines to patients, four of which are now blockbusters. Prior to AstraZeneca, Susan held senior Oncology R&D roles at Bristol-Myers Squibb. A Clinical Oncologist by background, Susan trained in medicine at Manchester and Cambridge Universities and has a PhD from the University of London. She holds an honorary Doctorate of Medical Science from the Institute of Cancer Research and is a Fellow of the Academy of Medical Sciences. Susan serves on the American Association for Cancer Research Board of Directors, the Institute of Cancer Research Scientific Advisory Board and the European Association of Cancer Research Advisory Council.

Menelas (Mene) Pangalos – Executive Vice-President, BioPharmaceuticals R&D (retiring, announced 28 July 2023)

Mene was appointed as Executive Vice-President, BioPharmaceuticals R&D in January 2019. Mene is responsible for discovery through to late-stage development across CVRM, Respiratory & Immunology, Vaccines & Immune Therapies and Neuroscience. Since joining AstraZeneca in 2010, Mene has led the transformation of R&D leading to a greater than fivefold improvement in productivity. Prior to joining AstraZeneca, Mene held senior R&D roles at Pfizer, Wyeth and GSK. Mene holds Honorary Doctorates from Glasgow University and Imperial College, London, is a Fellow of the Royal Society, the Academy of Medical Sciences, the Royal Society of Biology and Clare Hall, University of Cambridge. He is a Visiting Professor at The Wolfson Centre at Kings College and an Honorary Professor at the University of Cambridge. He is also on the Boards of The Francis Crick Institute and The Judge Business School, Cambridge University In 2019, Mene was awarded a knighthood from The Queen and has won a variety of awards including the Prix Galien Medal, Greece. He has overseen the creation of AstraZeneca’s new Global R&D Centre in Cambridge and the company’s COVID-19 efforts.

Jeff Pott – Chief Human Resources Officer, Chief Compliance Officer and General Counsel

Jeff was appointed General Counsel in January 2009 and has overall responsibility for all aspects of AstraZeneca’s Legal and IP function. In addition to his role as General Counsel, he was appointed Chief Human Resources Officer in January 2021 assuming additional responsibilities for the AstraZeneca Human Resources function and was appointed Chief Compliance Officer in January 2023. Jeff joined AstraZeneca in 1995 and has worked in various litigation roles, where he has had responsibility for IP, anti-trust and product liability litigation. Before joining AstraZeneca, he spent five years at the US legal firm Drinker Biddle and Reath LLP, where he specialised in pharmaceutical product liability litigation and anti-trust advice and litigation. He received his Bachelor’s degree in political science from Wheaton College and his Juris Doctor Degree from Villanova University School of Law.

Iskra Reic – Executive Vice-President, Vaccines and Immune Therapies

Iskra was appointed Executive Vice-President (EVP), Vaccines & Immune Therapies, in November 2021, and is responsible for both the early and late-stage development of the Unit’s pipeline and portfolio, medical affairs and commercial operations. Iskra leads the development of the unit’s portfolio and product strategy as well as establishing AstraZeneca as a trusted partner to the Infectious Disease community, supporting our ambition to develop transformative vaccines and antibodies against critical infectious diseases.

Having trained as a Doctor of Dental Surgery at the Medical University of Zagreb, Croatia, Iskra joined AstraZeneca in 2001. During this time, Iskra has held a variety of in-market, regional sales and marketing and general management roles, including Head of Specialty Care, Central & Eastern Europe, Middle East and Africa.

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

B.       Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report” on pages 102 to 105, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Remuneration” on page 83, “Strategic Report—Our Strategy and Key Performance Indicators—Our Key Performance Indicators and remuneration” on page 12, “Corporate Governance—Remuneration at a glance” on page 106, “Corporate Governance—How our performance measures for 2024 support the delivery of our strategy” on page 107, “Corporate Governance—How the Remuneration Committee ensures targets are stretching” on page 108, “Corporate Governance—Annual Report on Remuneration” on pages 109 to 126, “Corporate Governance—Remuneration Policy” on pages 127 to 138, “Financial Statements—Notes to the Group Financial Statements—Note 22—Post-retirement pension and other defined benefit schemes” on pages 183 to 191, “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” on pages 201 to 203 and “Financial Statements—Notes to the Group Financial Statements—Note 31—Statutory and other information—Key management personnel compensation”, on page 210, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

C.       Board Practices

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Corporate Governance Overview” on page 77, “Corporate Governance—Board of Directors as at 31 December 2023” on pages 78 to 79, “Corporate Governance—Senior Executive Team (SET) as at 31 December 2023” on page 80, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Board Leadership and Company Purpose” on page 81, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Division of responsibilities” on page 81, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Remuneration” on page 83, “Corporate Governance—Science Committee Report” on page 92, “Corporate Governance—Nomination and Governance Committee Report” on pages 90 to 91, “Corporate Governance—Sustainability Committee Report” on page 93, “Corporate Governance— Compliance with the UK Corporate Governance Code—Risk management and controls—Global Compliance and Group Internal Audit (GIA)” on page 83, “Corporate Governance—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 126, “Corporate Governance—Remuneration at a glance—Looking ahead—Executive Directors’ remuneration for 2024” on page 106, “Corporate Governance—Annual Report on Remuneration—Executive Directors’ remuneration” on pages 109 to 117, “Corporate Governance—Annual Report on Remuneration—Non-Executive Directors’ remuneration” on page 118 and “Corporate Governance—Audit Committee Report” on pages 94 to 101, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

Please also see the information above under the heading Item 6—Directors and Senior Management—Senior Executive Team (SET) Biographies”.

D.       Employees

The information set forth under the headings , “Strategic Report—Business Review—Science and Innovation—Research and Development” on pages 34 to 35, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Sales and marketing—Responsible sales and marketing” on page 39, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Operations” on page 40, “Strategic Report—Business Review—Growth and Therapy Area Leadership—IT and IS resources” on page 41, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Business Development” on page 42, “Strategic Report—Business Review—People and Sustainability” on pages 43 to 49 and “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” (including the tabular data) on pages 201 to 203, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

E.       Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” on pages 201 to 203, “Corporate Governance—Annual Report on Remuneration—Directors’ shareholdings” on pages 119 to 120, and “Additional Information—Directors’ Report—Directors’, officers’ and SET shareholdings” and “—Options to purchase securities from registrant or subsidiaries” on page 228, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

F.       Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The information set forth under the heading “Additional Information—Shareholder information—US holdings” on page 226 and “Additional Information—Directors’ Report—Major shareholdings” (including tabular data) on page 228 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

B.       Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 31—Statutory and other information—Related party transactions” on page 210, “Additional Information—Shareholder information—Related party transactions” on page 225, “Additional Information—Shareholder information—Issued share capital, shareholdings and share prices” on page 226 and “Additional Information—Directors’ Report—Major shareholdings” on page 228, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18—“Financial Statements.” The information (including graphs and tabular data) set forth under the headings “Additional Information—Shareholder information” on pages 225 to 226, “Strategic Report —Financial Review—Dividend and share repurchases” on page 71 and “Additional Information—Directors’ Report—Distributions to shareholders-dividends for 2023” on page 228, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

Summarized financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC (“AstraZeneca Finance”) is the issuer of 0.700% Notes due 2024, 1.200% Notes due 2026, 1.750% Notes due 2028, 4.875% Notes due 2028, 4.900% Notes due 2030, 2.250% Notes due 2031 and 4.875% Notes due 2033 (the “AstraZeneca Finance Notes”). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees by AstraZeneca PLC is full and unconditional and joint and several.

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

Obligor group summarised Statement of Comprehensive Income

	FY 2023	FY 2022
	$m	$m
Total Revenue	—	—
Gross profit	—	—
Operating loss	(34)	(27)
Loss for the period	(976)	(687)
Transactions with subsidiaries that are not issuers or guarantors	15,660	1,071

Obligor group summarised Statement of Financial Position information

	At 31 Dec 2023	At 31 Dec 2022
	$m	$m
Current assets	5	4
Non-current assets	—	—
Current liabilities	(4,856)	(2,839)
Non-current liabilities	(22,239)	(22,797)
Amounts due from subsidiaries that are not issuers or guarantors	18,421	7,806
Amounts due to subsidiaries that are not issuers or guarantors	—	(293)

Developments in Legal Proceedings

For information in respect of material legal proceedings in which AstraZeneca is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 204 to 210 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 and is incorporated by reference.

The proceedings discussed below are provided to supplement and update the corresponding disclosure in AstraZeneca’s “Annual Report and Form 20-F Information 2023”. Unless noted below or in AstraZeneca’s “Annual Report and Form 20-F Information 2023”, no provisions have been established in respect of these proceedings.

UK proceedings

PARP Inhibitor Royalty Dispute

In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc, (GSK)) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product niraparib. In May 2021, AstraZeneca filed a lawsuit against GSK in the Commercial Court of England and Wales alleging that GSK has failed to pay all of the royalties due on niraparib sales under the license agreements. The case was transferred to the Chancery Division and a trial took place in March 2023. In April 2023, the trial court issued a decision in AstraZeneca’s favour. GSK was granted permission to appeal, and the appellate hearing was held in January 2024. In February 2024, the Court of Appeal issued a decision in GSK’s favour. AstraZeneca is considering its options.

US Proceedings

Onglyza and Kombiglyze

In the US, AstraZeneca has been defending various lawsuits alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In the California state court proceeding, the trial court granted summary judgment for AstraZeneca, which the California appellate court affirmed. The California Supreme Court has declined further review, so the California state court proceeding has concluded. In 2022, the US District Court for the Eastern District of Kentucky, presiding over the consolidated federal cases, granted AstraZeneca’s motion for summary judgment. In February 2024, the US Court of Appeals for the Sixth Circuit affirmed the grant of summary judgment in the consolidated federal cases.

B.       Significant Changes

Please see the information set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 32—Subsequent events” on page 210 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 and is incorporated by reference.

The discussion below is provided to supplement and update the corresponding disclosure in AstraZeneca’s “Annual Report and Form 20-F Information 2023”.

Icosavax acquisition

In December 2023, AstraZeneca entered into a definitive agreement to acquire Icosavax, Inc. The acquisition strengthens AstraZeneca’s late-stage pipeline with Icosavax’s lead investigational vaccine candidate, IVX-A12, a potential first-in-class, Phase III-ready, combination VLP vaccine that targets both RSV and human metapneumovirus (hMPV). RSV and hMPV are both leading causes of severe respiratory infection and hospitalisation in adults 60 years of age and older and those with chronic conditions such as cardiovascular, renal and respiratory disease. Subject to the satisfaction of the conditions in the merger agreement, the acquisition closed on February 19, 2024.

Other than as disclosed in this Item, since the date of the annual consolidated financial statements included in this Form 20-F dated February 20, 2024, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A.        Offer and Listing Details

The information (including tabular data) set forth under the heading “Additional Information—Shareholder information” on pages 225 to 226 and “Additional Information—Shareholder information—Ordinary Shares in issue” on page 226 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

The corresponding trading symbol is “AZN” in each of AstraZeneca’s principal markets for trading in AstraZeneca shares.

B.       Plan of Distribution

Not applicable.

C.       Markets

The information set forth in the introductory paragraph under the heading “Additional Information— Shareholder information” on page 225 and “Additional Information—Shareholder information—Issued share capital, shareholdings and share prices” on page 226 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B.       Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Directors’ Report—Articles of Association” on page 228 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference. Please also see the information above in the first paragraph under the heading Item 4—“Information on the Company—History and Development of the Company”.

C.       Material Contracts

Not applicable.

D.        Exchange Controls

The information set forth under the headings “Additional Information—Shareholder information—Exchange controls and other limitations affecting security holders” on page 226 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

E.       Taxation

Taxation for US persons

The following statements are intended only as a general guide to certain material UK and US federal income tax consequences of ownership of Ordinary Shares or ADRs held as capital assets by the US holders described below. This summary is based on current UK and US federal income tax law, the current US/UK double taxation convention and what is understood to be the current practice of HMRC and the US Internal Revenue Service as at the date of this Form 20-F dated February 20, 2024, each of which may change, possibly with retroactive effect. This summary does not describe all of the tax consequences that may be relevant in light of the US holders’ particular circumstances (including the US Medicare contribution tax or the US alternative minimum tax) and tax consequences applicable to US holders subject to special rules. US holders and any holders who may be subject to tax in the US or the UK are urged to consult their tax advisers regarding the UK and US federal income tax consequences of the ownership and disposition of Ordinary Shares or ADRs in their particular circumstances.

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

UK and US income taxation of dividends

The Company is not required to withhold UK tax when paying a dividend. Liability to tax on receipt of dividends will depend upon the individual circumstances of a US holder. A US holder that is resident outside the UK for UK tax purposes will not generally be subject to UK tax on dividend income received, but should consult their own tax adviser.

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

Taxation on capital gains

US holders that are individuals or companies who are not resident in the UK for tax purposes are generally not liable for UK tax on capital gains made on the disposal of their Ordinary Shares or ADRs, unless such Ordinary Shares or ADRs are used, held or acquired in connection with a trade, profession or vocation carried on in the UK through a branch or agency or other permanent establishment. US holders should consult their own tax advisers about the treatment of capital gains in the UK.

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

Passive Foreign Investment Company (PFIC) rules

We believe that we were not a PFIC for US federal income tax purposes for the year ended 31 December 2023. However, since PFIC status depends on the composition of our income and assets, and the market value of our assets, from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC, certain adverse tax consequences could apply to US holders.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the US or through certain US-related financial intermediaries may be subject to information reporting and backup withholding, unless the US holder is an exempt recipient or, in the case of backup withholding, the US holder provides its taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely supplied to the US Internal Revenue Service.

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

UK inheritance tax

Ordinary Shares or ADRs held by an individual who is domiciled in the US for the purposes of the United States – United Kingdom Double Taxation Convention relating to taxes on estates of deceased persons and on gifts (the Estate Tax Convention), and who is not for such purposes a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the Ordinary Shares or ADRs, provided that any applicable US federal gift or estate tax liability is paid, except in certain cases where the Ordinary Shares or ADRs: (i) are comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the US and not a national of the UK); (ii) are part of the business property of a UK permanent establishment of an enterprise; or (iii) pertain to a UK fixed base of an individual used for the performance of independent personal services. In the exceptional case where the Ordinary Shares or ADRs are subject to both UK inheritance tax and US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

UK stamp duty reserve tax and stamp duty

Under current UK law a charge to UK stamp duty or UK stamp duty reserve tax (SDRT) may arise on the deposit of Ordinary Shares in connection with the creation of ADRs. Under these rules, the rate of UK stamp duty or SDRT is 1.5% applied, in each case, to the issue price when the Ordinary Shares are issued, the amount or value of the consideration or, in some circumstances, the value of the Ordinary Shares. Following certain EU litigation, HMRC accepted that they would no longer seek to apply the 1.5% charge to the issue (or, where it is integral to the raising of new capital, the transfer) of shares (such as the Ordinary Shares) into a depositary receipt system (such as the ADR arrangement). UK legislation enacted on 29 June 2023, in the form of the Retained EU Law (Revocation and Reform) Act 2023, created some uncertainty as to the status of the 1.5% charge from 1 January 2024. The Finance Bill 2023-4, which is expected to be enacted in early 2024, makes provision to ensure it continues to be the case, notwithstanding the effect of the Retained EU Law (Revocation and Reform) Act 2023, that UK stamp duty or SDRT of 1.5% is not payable in relation to issues of securities into depositary receipt systems, and transfers of securities into a depositary receipt system, where such transfer is integral to the raising of new capital by the company concerned. These measures will have provisional effect from 1 January 2024. The Finance Bill 2023-4, if enacted, will give permanent legislative effect to the proposed measures, which will otherwise cease to have effect. Therefore, there is some remaining uncertainty as to the status of the 1.5% charge in the period between 1 January 2024 and enactment of the Finance Bill 2023-4.

Transfers of Ordinary Shares into CREST will generally not be subject to UK stamp duty or SDRT, unless such a transfer is made (or deemed to be made) for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration.

A transfer of, or an unconditional agreement to transfer, Ordinary Shares (whether within or outside CREST) will generally be subject to UK stamp duty and/or SDRT at 0.5% of the amount or value of any consideration (in the case of stamp duty, this will be rounded up to the nearest £5). Where both UK stamp duty and SDRT apply, then any SDRT charge may be cancelled if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement, and stamp duty is paid on that instrument. The purchaser would usually pay any UK stamp duty or SDRT that is due. No UK stamp duty will be payable on the transfer of existing ADRs, provided that there is no written instrument of transfer, and no SDRT should be payable on an unconditional agreement to transfer existing ADRs.

F.       Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.       Documents on Display

The Company’s Articles of Association and other documents concerning the Company which are referred to in this Form 20-F dated February 20, 2024, may be inspected at the Company’s registered office at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, UK.

I.       Subsidiary Information

Not applicable.

J.       Annual Report to Security Holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Financial risk management” on page 71 and “Financial Statements—Notes to the Group Financial Statements—Note 28—Financial risk management objectives and policies” on pages 195 to 201, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

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

Up to $5.00 for each 100 ADSs (or fraction thereof)

(c) Selling or exercising rights	The exercise of rights to purchase additional ADSs	Up to $5.00 for each 100 ADSs (or fraction thereof)

(d) Withdrawing, cancelling or reducing an underlying security	Surrendering ADSs for cancellation and withdrawal of deposited property	Up to $5.00 for each 100 ADSs (or portion thereof) surrendered or cancelled (as the case may be)

(e) Transferring, combination or split-up of receipts		Not applicable.

(f) General depositary services, particularly those charged on an annual basis (1)	Depositary services fee	A fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.

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

Fees and Payments Made by DBTCA to Us

Pursuant to the deposit agreement, the Depositary may charge a fee up to $0.05 per ADR in respect of dividends paid by us. For the year ended December 31, 2023, we agreed that the Depositary could charge an annual fee of $0.03 per ADR in respect of dividends paid by us. As at December 31, 2023, we have been paid approximately $17.05 million arising out of fees charged in respect of dividends paid during 2023 and $0.87 million as a (further) contribution to the Company’s ADR program costs. We also have an agreement with the Depositary that it will waive a certain amount of its fees for standard costs associated with the administration of the ADR program up to $10,000 per year.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Risk Management and Controls” on page 83, “Corporate Governance—Audit Committee Report—Internal Controls” on page 100, and “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 140, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

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

B.      Management’s Annual Report on Internal Control over Financial Reporting

As required by US regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 140 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024, which is incorporated by reference.

C.      Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report dated February 8, 2024, which is included below under the heading Item 18—“Financial Statements—Report of Independent Registered Public Accounting Firm”.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Corporate Governance Overview—Board Committee membership and meeting attendance in 2023” on page 77 and “Corporate Governance—Audit Committee Report—Committee overview—Committee composition” on page 95, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Strategic Report—Business Review—People and Sustainability—Code of Ethics” on page 49, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Risk Management and Controls—Global Compliance and Group Internal Audit (GIA)” on page 83, “Business Review—Science and Innovation—Bioethics” on page 36, and “Corporate Governance—Audit Committee Report—Legal and Compliance” on page 96, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference. AstraZeneca’s Code of Ethics is available within the ‘Ethics and transparency’ section of our website at www.astrazeneca.com/sustainability/ethics-and-transparency.html.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP (PCAOB ID 876) in 2023 and 2022:

	Year ended December 31,
	2023	2022

	($ million)
Audit fees	29.1	28.7
Audit-related fees	0.8	0.4
All other fees	0.2	0.2
Total	30.1	29.3

Audit fees included $15.0 million for the audit of subsidiaries pursuant to legislation (2022: $15.1 million), $10.2 million for the Group audit (2022: $9.9 million), $0.6 million for assurance services in relation to interim financial statements (2022: $0.6 million) and $3.3 million in respect of section 404 of the Sarbanes-Oxley Act (2022: $3.1 million). $0.7 million of Audit fees payable in 2023 are in respect of the Group audit and audit of subsidiaries related to prior years ($0.6 million of Audit fees payable in 2022 are in respect of the Group audit and audit of subsidiaries related to prior years).

Audit-related fees included $0.5 million of other audit-related services (2022: $0.1 million) and $0.3 million for the audit of subsidiaries’ pension schemes (2022: $0.3 million). Included in Audit-related fees for 2023 are $0.3 million of services provided in relation to the 2023 debt issuance and EMTN programme renewal.

All other fees of $0.2 million relate to other assurance services (2022: $0.2 million).

The information (including tabular data) set forth under the heading “Corporate Governance—Audit Committee Report” on pages 94 to 101 of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

US law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of fees paid by AstraZeneca to its principal accountants, if such engagements were not recognized by AstraZeneca at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2023 and 2022, the percentage of the total amount of fees paid by AstraZeneca to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five per cent for each year.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a public limited company incorporated in England and Wales, admitted to the premium segment of the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the U.K. Corporate Governance Code 2018 (the “U.K. Code”) in respect of its corporate governance practices. The current edition of the U.K. Code, which came into effect for reporting periods beginning on or after January 1, 2019, was effective to the Company for the year ended December 31, 2023. The Companies Act 2006 (the “U.K. Act”) and the Listing Rules of the U.K. Financial Conduct Authority (the “FCA Rules”) imposes certain requirements that also influence the Company’s corporate governance practices. The Company has ADRs listed on the Nasdaq Stock Exchange and, under the Nasdaq Listing Rules applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the Nasdaq Listing Rules.

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

A summary of the significant ways in which the Company’s corporate governance practices differ from those followed by US domestic companies under the Nasdaq Standards is set forth below.

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

Board Diversity Matrix (as of December 31, 2023)

Country of Principal Executive Offices:	England and Wales
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	13

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	6	7	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2
LGBTQ+	-
Did Not Disclose Demographic Background	1

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk and Management Strategy

AstraZeneca employs complimentary processes for assessing, identifying, and managing risk from cybersecurity threats. AstraZeneca information systems are protected by a multi-layered set of technology, processes, and cybersecurity experts consistent with the US National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF). Maturity against the one hundred and eighteen NIST CSF controls is assessed via recurring independent third-party assessments, internal audits, and penetration testing. The outputs of these activities are represented in detailed cybersecurity operations and performance metrics that are reviewed by multiple leadership levels and are summarized in enterprise risk reporting provided to the Senior Executive Committee and Audit Committee. Third-party partners are subject to appropriate NIST CSF controls as specified in AstraZeneca third-party risk management and procurement processes, and enforced via service agreement and contract terms and conditions. AstraZeneca has not experienced any previous cybersecurity incidents that have materially impacted its business or business strategy. Ongoing risks from cybersecurity threats demand management vigilance, investment, and oversight, as further described below.

Governance

Cybersecurity remains a core AstraZeneca enterprise risk focus area. The Board of Directors’ Audit Committee provides oversight of risks from cybersecurity threats. The Senior Executive Team (SET) receives quarterly cybersecurity updates via the enterprise risk function. The quarterly updates are forwarded to the Audit Committee. Audit Committee expertise includes leaders that have management expertise across a broad range of industries and market sectors which includes oversight of cybersecurity risk and incidents. The AstraZeneca cybersecurity risk management program is implemented by the Chief Information Security Officer (CISO), who reports to the Chief Digital Officer/Chief Information Officer (CDIO). The CISO is the primary executive responsible for assessing and managing cybersecurity risks, including delivering recurring updates to CDIO and SET via standardized quarterly reporting. The CISO has over three decades of cumulative cybersecurity expertise gained from increasingly complex roles in Life Sciences, Electronics Manufacturing, Supply Chain, Software Development, and IT Technical Support. The CDIO reviews risk management recommendations from the CISO and tracks AstraZeneca’s global internal audit management plans that include corrective actions to address exposed risk to information systems from cybersecurity threats. AstraZeneca maintains a global cybersecurity defense operations center that relies on advanced technology, skilled cybersecurity operations staff and documented incident response plans that are closely coupled with AstraZeneca’s enterprise crisis management processes. Incident response plans and escalation via decision matrix criteria defined in crisis management procedures ensure management is informed of cybersecurity incident prevention, detection, mitigation, and remediation. The CDIO and CISO report risk information to the Audit Committee via recurring Board of Directors presentations and written reports.

The information set forth under the heading “Strategic Report—Business Review—IT and IS resources” on page 41, “Strategic Report—Risk Overview—Principal Risks—Cybersecurity Risk” on page 54, “Strategic Report—Risk Overview—Supply chain and business execution risks—Failure in information technology or cybersecurity” on page 56, and “Corporate Governance—Audit Committee Report—Cyber risk, digital security and information governance” on page 96, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference. Please also see the information above under the heading Item 3—“Key Information—Risk Factors—Supply chain and business execution risks—Failure in information technology or cybersecurity” above.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The accompanying Consolidated Statements of Comprehensive Income, of Financial Position, of Changes in Equity and of Cash Flows and the Group Accounting Policies and the related notes (including tabular data) set forth under the headings “Financial Statements” on pages 139 to 210 (excluding the information set forth under the subheadings “Independent auditors’ report to the members of AstraZeneca PLC” on pages 141 to 147) and “Financial Statements—Group Financial Record” on page 223, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to this Form 20-F dated February 20, 2024 is incorporated by reference.

In accordance with Rule 405(a)(3) under Regulation S-T, this information (including tabular data) is reproduced under Item 8 herein tagged with Inline XBRL formatting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AstraZeneca PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of AstraZeneca PLC and its subsidiaries (the “Group”) as of 31 December 2023, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended 31 December 2023, including the Group accounting policies and the related notes to the Group financial statements (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023 in accordance with (i) IFRS Accounting Standards as issued by the International Accounting Standards Board, (ii) UK-adopted International Accounting Standards and (iii) International Accounting Standards as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Recognition and measurement of accruals for Managed Care, Medicaid and Medicare Part D rebates on US Product Sales (excluding Rare Diseases)

As described in the Group Accounting Policies, and Notes 1 and 20 to the consolidated financial statements, when invoicing Product Sales in the US, management estimates the rebates the Group expects to pay and considers there to be a significant estimate associated with the rebates for Managed Care, Medicaid and Medicare Part D. The major market with rebates and other revenue accruals is the US. The US Rebates, chargebacks, returns and other revenue accruals liability at 31 December 2023 amounted to $5,116 million (including $190 million attributed to Rare Diseases), principally consisting of rebates related to Managed Care, Medicaid and Medicare Part D. Rebates are amounts payable or credited to a customer, usually based on the quantity or value of Product Sales to the customer for specific products in a certain period. At the time Product Sales are invoiced, rebates and deductions that the Group expects to pay are estimated. These rebates typically arise from sales contracts with government payers, third-party managed care organisations and various state programmes. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. The rebate estimates include assumptions in respect of aggregate future sales levels, segment mix and customers’ contractual performance, and in addition for Managed Care, US Medicaid and Medicare Part D, the channel inventory levels, and assumptions related to lag time.

The principal considerations for our determination that performing procedures relating to recognition and measurement of accruals for Managed Care, Medicaid and Medicare Part D rebates on US Product Sales (excluding Rare Diseases) is a critical audit matter are the (i) significant estimation by management in determining the accruals for the Managed Care, Medicaid, and Medicare Part D programmes, which are monitored and adjusted in light of contractual and legal obligations, historical trends, past experience and projected market conditions and (ii) high degree of auditor judgement, subjectivity, and effort in evaluating management’s significant assumptions related to aggregate future sales levels, segment mix and customers’ contractual performance, the channel inventory levels, and lag time. In addition, the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s recognition and measurement of the Managed Care, Medicaid, and Medicare Part D rebate accruals. These procedures also included, among others, (i) developing an independent estimate of these accruals; (ii) comparing our independent estimate to the accruals recorded by management; (iii) assessing the effect of any adjustments to prior years’ accruals in the current year’s results; and (iv) testing actual payments made and rebate claims processed by the Group, and evaluating those claims for consistency with the contractual and mandated terms of the Group’s arrangements. Developing the independent estimate of the accruals involved assessing the terms of the specific rebate programmes and/or contracts with customers; historical revenue data; market demand and market conditions in the US; third party information on inventory held by direct and indirect customers; and the historical trend of actual rebate claims paid. Professionals with specialised skill and knowledge were used to assist in assessing the compliance of the Group’s Medicaid rebate policies against the regulatory requirements.

Impairment assessment of the product, marketing and distribution rights and other intangibles

As described in the Group Accounting Policies and Note 10 to the consolidated financial statements, the Group has product, marketing and distribution rights totalling $36,941 million and other intangibles totalling $646 million (hereafter the intangible assets) at 31 December 2023. Management performs an impairment trigger assessment for all intangible assets. Intangible assets under development and not available for use are tested annually for impairment and other intangible assets are tested when there is an indication of impairment loss or reversal. Where testing is required, the recoverable amount of the assets is estimated in order to determine the extent of impairment loss or reversal. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which it belongs. Group level budgets and forecasts include forecast capital investment and operational impacts related to sustainability projects, as well as inflationary impacts, and form the basis for the value in use models used for impairment testing. An asset’s recoverable amount is determined as the higher of an asset’s or CGU’s fair value less costs to sell or value in use, in both cases using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining period of expected economic benefit. The key assumptions and significant estimates used in calculating the recoverable amounts are highly sensitive. The key assumptions include the outcome of research and development activities, probability of technical and regulatory success, market volume, share and pricing (to derive peak year sales), the amount and timing of projected future cash flows, and sales erosion curves following patent expiry. In 2023, the Group recorded impairment charges of $434 million related to product, marketing and distribution rights.

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

Recognition and measurement of legal provisions and disclosure of contingent liabilities

As described in the Group Accounting Policies, Note 21 and Note 30 to the consolidated financial statements, the Group is involved in various legal proceedings considered typical to its business, including actual or threatened litigation and actual or potential government investigations relating to employment matters, product liability, commercial disputes, pricing, sales and marketing practices, infringement of IP rights and the validity of certain patents and competition laws. Most of the claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain. As at 31 December 2023 the Group held legal provisions of $1,016 million and disclosed the more significant legal matters. Provisions are recognised when either a legal or constructive obligation as a result of a past event exists, it is probable that an outflow of economic resources will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation. Provision is made where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. Management’s assessment as to whether or not to recognise provisions or assets, and of the amounts concerned, usually involves a series of complex judgements about future events and can rely heavily on estimates and assumptions. Determining the timing of recognition of when an adverse outcome is probable is considered a key judgement.

The principal considerations for our determination that performing procedures related to recognition and measurement of legal provisions and disclosure of contingent liabilities is a critical audit matter are the significant judgement by management when assessing whether an adverse outcome is probable and can be estimated reliably, which in turn led to a high degree of auditor judgement and subjectivity in performing procedures and evaluating management’s assessment of the legal provisions and disclosures of contingent liabilities.

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

Recognition, measurement and disclosure of tax liabilities for uncertain tax treatments

As described in the Group Accounting Policies and Note 30 to the consolidated financial statements, the Group faces a number of audits and reviews in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. As at 31 December 2023 the total net tax liability recognised in respect of uncertain tax positions is $1,336 million and the potential for additional liabilities where the possibility of the additional liabilities falling due is more than remote is (a) $386 million related to transfer pricing matters including items under tax audit, and (b) $293 million related to other tax liabilities where the Group estimates the potential for additional liabilities above the amount provided. Tax liabilities recognised for uncertain tax treatments require management to make key judgements with respect to the outcome of current and potential future tax audits, and actual results could vary from these estimates. Accruals for tax liabilities are measured using either the most likely amount or the expected value amount depending on which method management expects to better predict the resolution of the uncertainty.

The principal considerations for our determination that performing procedures relating to recognition, measurement and disclosure of tax liabilities for uncertain tax treatments is a critical audit matter are the significant judgement made by management to estimate the tax liability, and the significant estimation uncertainty relative to the expectation of the resolution of tax audits or other disputes with tax authorities. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s key judgements with respect to the outcome, estimation and recognition of current and potential future tax audits. In addition, the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, recognition and measurement of accruals for tax liabilities. These procedures also included, among others, testing management’s process for determining tax liabilities and uncertain tax treatments for which no tax liability is recognised; i) evaluating the completeness of management’s assessment of the identification of tax liabilities and evaluating management’s process for estimating the possible outcomes of each tax liability; ii) obtaining the status and results of tax audits and discussions with the relevant tax authorities; iii) testing the completeness and accuracy of underlying data used in the estimate; iv) evaluating the reasonableness of key judgements related to the outcome of tax audits and tax liabilities using the most likely amount or expected value depending on the resolution of the uncertainty; and v) evaluating the sufficiency of the Group’s disclosures where no tax liability is recognised. Professionals with specialised skill and knowledge were used to assist in evaluating the method used by management to measure accruals for tax contingencies, and to evaluate management’s key judgements with respect to the outcome of tax audits considering the technical merits of tax treatments and advice, if any, received from the Group’s external advisors.

Valuation of defined benefit obligations (in the UK and Sweden)

As described in the Group Accounting Policies and Note 22 to the consolidated financial statements, the Group and most of its subsidiaries offer retirement plans which cover the majority of its employees. Several of these plans are defined benefit, where benefits are based on employees’ length of service and linked to their salary. As at 31 December 2023 the Group had defined benefit obligations of $7,907 million mainly in the UK and Sweden. Qualified independent actuaries have updated the actuarial valuations under IAS 19 for the major defined benefit schemes operated by the Group to 31 December 2023. In respect of defined benefit plans, obligations are determined using the projected unit credit method and are discounted to present value by reference to market yields on high quality corporate bonds. Given the extent of the assumptions used to determine the value of scheme liabilities, these are considered to be significant estimates. The assumptions which had the most material impact on the results of the Group were mortality rate (for the UK scheme only), discount rates and inflation levels (for both the UK and Sweden schemes).

The principal considerations for our determination that performing procedures relating to the valuation of defined benefit obligations (in the UK and Sweden) is a critical audit matter are the significant judgement made by management in determining the discount rate, inflation and mortality rates (UK) assumptions. This in turn led to a high degree of auditor judgement and subjectivity in applying procedures relating to these assumptions. In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating audit evidence.

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

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

8 February 2024

We have served as the Group’s auditor since 2017.

ITEM 19. EXHIBITS(1)

1.1	Articles of Association of AstraZeneca PLC (incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 6-K filed April 27, 2023 (File No. 001-11960)).

2.1	Description of the registrant’s securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934.

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

4.3

Form of Deed of Indemnity for Directors (used for all Directors from November 10, 2022) (incorporated into this Form 20-F by reference to Exhibit 4.3 of AstraZeneca PLC’s Form 20-F filed February 21, 2023 (File No. 001-11960)).

8.1	List of significant subsidiaries of AstraZeneca PLC.

12.1	Certification of Pascal Soriot filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Aradhana Sarin filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Pascal Soriot and Aradhana Sarin furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1	Annual Report and Form 20-F Information 2023.(2)

15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

15.3	Consent of IQVIA Inc.

15.4	Consent of Bureau Veritas UK Limited.

17.1	List of subsidiary guarantors and issuers of guaranteed securities.

97.1	AstraZeneca US Clawback Policy Applicable to Executive Officers.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema.

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.
(1)	Exhibits other than those listed above are omitted when in the opinion of the registrant they are either not applicable or not material. Other Exhibits previously filed have been omitted when in the opinion of the registrant such Exhibits are no longer material.
(2)	Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2023 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

London, England
February 20, 2024

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statement of Comprehensive Income

for the year ended 31 December

		2023	2022	2021
	Notes	$m	$m	$m
Product Sales	1	43,789	42,998	36,541
Alliance Revenue	1	1,428	755	388
Collaboration Revenue	1	594	598	488
Total Revenue		45,811	44,351	37,417
Cost of sales		(8,268)	(12,391)	(12,437)
Gross profit		37,543	31,960	24,980
Distribution expense		(539)	(536)	(446)
Research and development expense	2	(10,935)	(9,762)	(9,736)
Selling, general and administrative expense	2	(19,216)	(18,419)	(15,234)
Other operating income and expense	2	1,340	514	1,492
Operating profit		8,193	3,757	1,056
Finance income	3	344	95	43
Finance expense	3	(1,626)	(1,346)	(1,300)
Share of after tax losses in associates and joint ventures	11	(12)	(5)	(64)
Profit/(loss) before tax		6,899	2,501	(265)
Taxation	4	(938)	792	380
Profit for the period		5,961	3,293	115

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	22	(406)	1,118	626
Net gains/(losses) on equity investments measured at fair value through other comprehensive income		278	(88)	(187)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss		(6)	2	–
Tax on items that will not be reclassified to profit or loss	4	101	(216)	105
		(33)	816	544
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	23	608	(1,446)	(483)
Foreign exchange arising on designated liabilities in net investment hedges	23	24	(282)	(321)
Fair value movements on cash flow hedges		266	(97)	(167)
Fair value movements on cash flow hedges transferred to profit and loss		(145)	73	208
Fair value movements on derivatives designated in net investment hedges	23	44	(8)	34
Costs of hedging		(19)	(7)	(6)
Tax on items that may be reclassified subsequently to profit or loss	4	(12)	73	46
		766	(1,694)	(689)
Other comprehensive income/(expense) for the period, net of tax		733	(878)	(145)
Total comprehensive income/(expense) for the period		6,694	2,415	(30)
Profit attributable to:
Owners of the Parent		5,955	3,288	112
Non-controlling interests	26	6	5	3
Total comprehensive income/(expense) attributable to:
Owners of the Parent		6,688	2,413	(33)
Non-controlling interests	26	6	2	3

Basic earnings per $0.25 Ordinary Share	5	$3.84	$2.12	$0.08
Diluted earnings per $0.25 Ordinary Share	5	$3.81	$2.11	$0.08
Weighted average number of Ordinary Shares in issue (millions)	5	1,549	1,548	1,418
Diluted weighted average number of Ordinary Shares in issue (millions)	5	1,562	1,560	1,427

Dividends declared and paid in the period	25	4,487	4,485	3,882

All activities were in respect of continuing operations.

$m means millions of US dollars.

Consolidated Statement of Financial Position

at 31 December

		2023	2022	2021
	Notes	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	7	9,402	8,507	9,183
Right-of-use assets	8	1,100	942	988
Goodwill	9	20,048	19,820	19,997
Intangible assets	10	38,089	39,307	42,387
Investments in associates and joint ventures	11	147	76	69
Other investments	12	1,530	1,066	1,168
Derivative financial instruments	13	228	74	102
Other receivables	14	803	835	895
Deferred tax assets	4	4,718	3,263	4,330
		76,065	73,890	79,119
Current assets
Inventories	15	5,424	4,699	8,983
Trade and other receivables	16	12,126	10,521	9,644
Other investments	12	122	239	69
Derivative financial instruments	13	116	87	83
Intangible assets	10	–	–	105
Income tax receivable		1,426	731	663
Cash and cash equivalents	17	5,840	6,166	6,329
Assets held for sale	18	–	150	368
		25,054	22,593	26,244
Total assets		101,119	96,483	105,363
Liabilities
Current liabilities
Interest-bearing loans and borrowings	19	(5,129)	(5,314)	(1,660)
Lease liabilities	8	(271)	(228)	(233)
Trade and other payables	20	(22,374)	(19,040)	(18,938)
Derivative financial instruments	13	(156)	(93)	(79)
Provisions	21	(1,028)	(722)	(768)
Income tax payable		(1,584)	(896)	(916)
		(30,542)	(26,293)	(22,594)
Non-current liabilities
Interest-bearing loans and borrowings	19	(22,365)	(22,965)	(28,134)
Lease liabilities	8	(857)	(725)	(754)
Derivative financial instruments	13	(38)	(164)	(45)
Deferred tax liabilities	4	(2,844)	(2,944)	(6,206)
Retirement benefit obligations	22	(1,520)	(1,168)	(2,454)
Provisions	21	(1,127)	(896)	(956)
Other payables	20	(2,660)	(4,270)	(4,933)
		(31,411)	(33,132)	(43,482)
Total liabilities		(61,953)	(59,425)	(66,076)
Net assets		39,166	37,058	39,287
Equity
Capital and reserves attributable to equity holders of the Company
Share capital	24	388	387	387
Share premium account		35,188	35,155	35,126
Capital redemption reserve		153	153	153
Merger reserve		448	448	448
Other reserves	23	1,464	1,468	1,444
Retained earnings	23	1,502	(574)	1,710
		39,143	37,037	39,268
Non-controlling interests	26	23	21	19
Total equity		39,166	37,058	39,287

The Financial Statements from pages 148 to 215 were approved by the Board and were signed on its behalf by

Pascal Soriot	Aradhana Sarin
Director	Director
8 February 2024

Consolidated Statement of Changes in Equity

for the year ended 31 December

		Share	Capital				Total	Non-
	Share	premium	redemption	Merger	Other	Retained	attributable	controlling	Total
	capital	account	reserve	reserve	reserves	earnings	to owners	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2021	328	7,971	153	448	1,423	5,299	15,622	16	15,638
Profit for the period	–	–	–	–	–	112	112	3	115
Other comprehensive expense[1]	–	–	–	–	–	(145)	(145)	–	(145)
Transfer to other reserves[2]	–	–	–	–	21	(21)	–	–	–
Transactions with owners
Dividends (Note 25)	–	–	–	–	–	(3,882)	(3,882)	–	(3,882)
Issue of Ordinary Shares	59	27,155	–	–	–	–	27,214	–	27,214
Share-based payments charge for the period (Note 29)	–	–	–	–	–	615	615	–	615
Settlement of share plan awards	–	–	–	–	–	(781)	(781)	–	(781)
Issue of replacement Alexion share awards upon acquisition (Note 27)[3]	–	–	–	–	–	513	513	–	513
Net movement	59	27,155	–	–	21	(3,589)	23,646	3	23,649
At 31 December 2021	387	35,126	153	448	1,444	1,710	39,268	19	39,287
Profit for the period	–	–	–	–	–	3,288	3,288	5	3,293
Other comprehensive expense[1]	–	–	–	–	–	(875)	(875)	(3)	(878)
Transfer to other reserves[2]	–	–	–	–	24	(24)	–	–	–
Transactions with owners
Dividends (Note 25)	–	–	–	–	–	(4,485)	(4,485)	–	(4,485)
Issue of Ordinary Shares	–	29	–	–	–	–	29	–	29
Share-based payments charge for the period (Note 29)	–	–	–	–	–	619	619	–	619
Settlement of share plan awards	–	–	–	–	–	(807)	(807)	–	(807)
Net movement	–	29	–	–	24	(2,284)	(2,231)	2	(2,229)
At 31 December 2022	387	35,155	153	448	1,468	(574)	37,037	21	37,058
Profit for the period	–	–	–	–	–	5,955	5,955	6	5,961
Other comprehensive income[1]	–	–	–	–	–	733	733	–	733
Transfer to other reserves[2]	–	–	–	–	(4)	4	–	–	–
Transactions with owners
Dividends (Note 25)	–	–	–	–	–	(4,487)	(4,487)	–	(4,487)
Dividends paid to non-controlling interests (Note 25)	–	–	–	–	–	–	–	(4)	(4)
Issue of Ordinary Shares	1	33	–	–	–	–	34	–	34
Share-based payments charge for the period (Note 29)	–	–	–	–	–	579	579	–	579
Settlement of share plan awards	–	–	–	–	–	(708)	(708)	–	(708)
Net movement	1	33	–	–	(4)	2,076	2,106	2	2,108
At 31 December 2023	388	35,188	153	448	1,464	1,502	39,143	23	39,166

1Included within Other comprehensive income of $733m (2022: expense of $878m; 2021: expense of $145m) is a charge of $19m (2022: charge of $7m; 2021: charge of $6m), relating to Costs of hedging.
2Amounts charged or credited to Other reserves relate to exchange adjustments arising on goodwill.
3Replacement share awards were issued as part of the acquisition of Alexion in 2021 (see Note 27).

Consolidated Statement of Cash Flows

for the year ended 31 December

		2023	2022	2021
	Notes	$m	$m	$m
Cash flows from operating activities
Profit/(loss) before tax		6,899	2,501	(265)
Finance income and expense	3	1,282	1,251	1,257
Share of after tax losses of associates and joint ventures	11	12	5	64
Depreciation, amortisation and impairment		5,387	5,480	6,530
Increase in trade and other receivables		(1,425)	(1,349)	(961)
(Increase)/decrease in inventories		(669)	3,941	1,577
Increase in trade and other payables and provisions		2,394	1,165	1,405
Gains on disposal of intangible assets	2	(251)	(104)	(513)
Gains on disposal of investments in associates and joint ventures	2	–	–	(776)
Fair value movements on contingent consideration arising from business combinations	20	549	82	14
Non-cash and other movements	17	(386)	(692)	95
Cash generated from operations		13,792	12,280	8,427
Interest paid		(1,081)	(849)	(721)
Tax paid		(2,366)	(1,623)	(1,743)
Net cash inflow from operating activities		10,345	9,808	5,963
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	27	(189)	(48)	(9,263)
Payments upon vesting of employee share awards attributable to business combinations	27	(84)	(215)	(211)
Payment of contingent consideration from business combinations	20	(826)	(772)	(643)
Purchase of property, plant and equipment		(1,361)	(1,091)	(1,091)
Disposal of property, plant and equipment		132	282	13
Purchase of intangible assets		(2,417)	(1,480)	(1,109)
Disposal of intangible assets		291	447	587
Movement in profit-participation liability	2	190	–	20
Purchase of non-current asset investments		(136)	(45)	(184)
Disposal of non-current asset investments		32	42	9
Movement in short-term investments, fixed deposits and other investing instruments		97	(114)	96
Payments to associates and joint ventures	11	(80)	(26)	(92)
Disposal of investments in associates and joint ventures		–	–	776
Interest received		287	60	34
Net cash outflow from investing activities		(4,064)	(2,960)	(11,058)
Net cash inflow/(outflow) before financing activities		6,281	6,848	(5,095)
Cash flows from financing activities
Proceeds from issue of share capital		33	29	29
Issue of loans and borrowings		3,816	–	12,929
Repayment of loans and borrowings		(4,942)	(1,271)	(4,759)
Dividends paid		(4,481)	(4,364)	(3,856)
Hedge contracts relating to dividend payments		(19)	(127)	(29)
Repayment of obligations under leases		(268)	(244)	(240)
Movement in short-term borrowings		161	74	(276)
Payments to acquire non-controlling interests		–	–	(149)
Payment of Acerta Pharma share purchase liability		(867)	(920)	–
Net cash (outflow)/inflow from financing activities		(6,567)	(6,823)	3,649
Net (decrease)/increase in Cash and cash equivalents in the period		(286)	25	(1,446)
Cash and cash equivalents at the beginning of the period		5,983	6,038	7,546
Exchange rate effects		(60)	(80)	(62)
Cash and cash equivalents at the end of the period	17	5,637	5,983	6,038

Group Accounting Policies

Basis of accounting and preparation of financial information

The Consolidated Financial Statements have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments and pension plan assets and liabilities as described below, in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The Consolidated Financial Statements also comply fully with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.

The Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

In preparing their individual financial statements, the accounting policies of some overseas subsidiaries do not conform with IASB-issued IFRSs. Therefore, where appropriate, adjustments are made in order to present the Consolidated Financial Statements on a consistent basis.

New accounting requirements

Other than noted below, amendments to accounting standards issued by the IASB and adopted in the year ended 31 December 2023 did not have a material impact on the result or financial position of the Group.

IAS 12

On 23 May 2023, the IASB issued an amendment to IAS 12 ‘Income Taxes’ to clarify how the effects of the global minimum tax framework should be accounted for and disclosed effective 1 January 2023. This was endorsed by the UK Endorsement Board on 19 July 2023 and has been adopted by the Group for 2023 reporting. The Group has applied the exemption to recognising and disclosing information about deferred tax assets and liabilities related to Pillar 2 income taxes.

Alliance and Collaboration Revenue

Effective 1 January 2023, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include Alliance Revenue as a separate element to Collaboration Revenue. Alliance Revenue, previously reported within Collaboration Revenue, comprises income related to sales made by collaboration partners, where AstraZeneca is entitled to a share of gross profits, share of revenues or royalties, which are recurring in nature while the collaboration arrangement remains in place. Alliance Revenue does not include Product Sales where AstraZeneca is leading commercialisation in a territory.

Collaboration Revenue arising from collaborative arrangements where the Group retains a significant ongoing economic interest and receives upfront amounts and event-triggered milestones, which arise from the licensing of intellectual property, will continue to be reported as Collaboration Revenue. In collaboration arrangements either AstraZeneca or the collaborator acts as principal in sales to the end customer. Where AstraZeneca acts as principal, AstraZeneca records 100% of sales to the end customer within Product Sales. The updated presentation reflects the increasing importance of income arising from share of gross profit arrangements where collaboration partners are responsible for booking revenues in some or all territories.

The comparative revenue reported in the years to 31 December 2022 and 31 December 2021 has been retrospectively adjusted to reflect the new split of Total Revenue, resulting in Alliance Revenue being reported for the year to 31 December 2022 of $755m and to 31 December 2021 of $388m, however the combined total of Alliance Revenue and Collaboration Revenue is equal to the previously reported Collaboration Revenue total for each prior year.

Basis for preparation of Financial Statements on a going concern basis

The Group has considerable financial resources available. As at 31 December 2023, the Group has $12.7bn in financial resources (Cash and cash equivalent balances of $5.8bn and undrawn committed bank facilities of $6.9bn, of which $2.0bn are available until February 2025 and the remaining $4.9bn are available until April 2026, (in February 2024 these facilities were extended to April 2029), with only $5.4bn of borrowings due within one year).

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

The accounting policy descriptions set out the areas where judgements and estimates need exercising, the most significant of which include the following Key Judgements and Significant Estimates:

>	revenue recognition – see Revenue Accounting Policy from page 152 and Note 1 on page 161
>	expensing of internal development expenses – see Research and Development Policy from page 154
>	impairment reviews of Intangible assets – see Note 10 on page 174
>	useful economic life of Intangible assets – see Research and Development Policy from page 154
>	business combinations and Goodwill – see Business Combinations and Goodwill Policy from page 156 and Note 27 from page 193
>	litigation liabilities – see Litigation and Environmental Liabilities within Note 30 on page 204
>	operating segments – see Note 6 on page 167
>	employee benefits – see Note 22 on page 190
>	taxation – see Note 30 from page 209.

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

Financial risk management policies are detailed in Note 28 to the Financial Statements from page 195.

AstraZeneca’s management considers the following to be the material accounting policies in the context of the Group’s operations.

Revenue

Revenue comprises Product Sales, Alliance Revenue and Collaboration Revenue.

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

At the time Product Sales are invoiced, rebates and deductions that the Group expects to pay are estimated based upon assumptions developed using contractual terms, historical experience and market-related information. The rebates and deductions are recognised as variable consideration and recorded as a reduction to revenue with an accrual recorded. These rebates typically arise from sales contracts with government payers, third-party managed care organisations, hospitals, long-term care facilities, group purchasing organisations and various state programmes.

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

Under certain collaboration agreements which include a profit sharing mechanism, our recognition of Product Sales depends on which party acts as principal in sales to the end customer. In the cases where AstraZeneca acts as principal, we record 100% of sales to the end customer. In the cases where AstraZeneca does not act as principal, we record the share of gross profits received within Alliance Revenue.

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

Certain arrangements include bill-and-hold arrangements under which the Group invoices a customer for a product but retains physical possession of the product until it is transferred to the customer at a point in time in the future. For these types of arrangements, an assessment is made to determine when the performance obligation has been satisfied, which is when control of the product is transferred to the customer. If the customer has obtained control of the product even though that product remains in the Group's physical possession, the performance obligation to transfer a product has been satisfied and Product Sales are recognised. Control is considered to have transferred when the reason for the bill-and-hold arrangement is substantive, the product can be identified separately as belonging to the customer, the product is ready for physical transfer to the customer and AstraZeneca is unable to use or sell the product to another customer.

Alliance Revenue

Alliance Revenue comprises income arising from the ongoing operation of collaborative arrangements related to sales made by collaboration partners, where AstraZeneca is entitled to a share of gross profits, share of revenues or royalties, which are recurring in nature while the collaboration agreement remains in place. Alliance Revenue does not include Product Sales where AstraZeneca is leading commercialisation in a territory, or reimbursement for AstraZeneca-incurred expenses such as R&D or promotion costs, which arise from the license of intellectual property.

The Group periodically enters into transactions where it acquires part of the rights to a product intangible (either on-market or in-process R&D), but for commercial reasons does not act as principal in selling the product to the customer and therefore does not recognise income from the product in the form of Product Sales. This may occur where, for example, a collaboration partner retains the right to commercialise in a specific territory, and has sufficient local control over that commercialisation to book Product Sales, while the Group instead receives a proportion of the value generated by those Product Sales, either in the form of a royalty, a share of gross profits or a share of revenues.

Where the arrangement meets the definition of a licence agreement, share of gross profits, share of revenues and sales royalties are recognised when achieved by applying the royalty exemption under IFRS 15. All other sales royalties are recognised when considered it is highly probable there will not be a significant reversal of cumulative income. The determination requires estimates to be made in relation to future Product Sales.

Collaboration Revenue

Collaboration Revenue includes income arising from entering into collaborative arrangements where the Group has out-licensed (sold) certain rights associated with products and where AstraZeneca retains a significant ongoing economic interest in the product. Significant interest can include ongoing supply of finished goods, profit sharing arrangements or being principal in the sales of medicines. These collaborations may include development, manufacturing and/or commercialisation arrangements with the collaborator. Income from out-licences may take the form of upfront fees and milestones.

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

Where Collaboration Revenue arises from the licensing of the Group’s own intellectual property, the licences we grant are typically rights to use intellectual property which do not change during the period of the licence and therefore related non-conditional revenue is recognised at the point the licence is granted and variable consideration as soon as recognition criteria are met.

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

Where control of a right to use licence for an intangible asset passes at the outset of an arrangement, revenue is recognised at the point in time control is transferred. Where the substance of a licence arrangement is that of a right to access rights attributable to an intangible asset, revenue, in the form of an upfront fee, is recognised over time, normally on a straight-line basis over the life of the contract. Where the Group provides ongoing development services, revenue in respect of this element is recognised over the duration of those services.

Where Collaboration Revenue is recorded and there is a related intangible asset that is licensed as part of the arrangement, an appropriate amount of that intangible asset is charged to Cost of sales based on an allocation of cost or value to the rights that have been licensed.

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

Internal development expenditure is capitalised only if it meets the recognition criteria of IAS 38 ‘Intangible Assets’. This is considered a key judgement. Where regulatory and other uncertainties are such that the criteria are not met, the expenditure is charged to profit and loss and this is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where, however, recognition criteria are met, Intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch. At 31 December 2023, no amounts have met the recognition criteria.

Payments to in-license products and compounds from third parties for new research and development projects (in process research and development) generally take the form of upfront payments, milestones and royalty payments. Where payments made to third parties represent consideration for future research and development activities, an evaluation is made as to the nature of the payments. Such payments are expensed if they represent compensation for sub-contracted research and development services not resulting in a transfer of intellectual property. By contrast, payments are capitalised if they represent compensation for the transfer of identifiable intellectual property developed at the risk of the third party. Such payments may be made once development or regulatory milestones are met and may also be made on the basis of sales volumes once a product is launched. Development and regulatory milestone payments are capitalised as the milestone is triggered. Sales-related payments are accrued and capitalised with reference to the latest Group sales forecasts for approved indications at the present value of expected future cash flows. Assets capitalised are amortised, on a straight-line basis, over their useful economic lives from product launch.

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

Intangible assets

Intangible assets are stated at cost less accumulated amortisation and impairments. Intangible assets relating to products in development are subject to impairment testing annually. All Intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. The determination of the recoverable amounts include key estimates which are highly sensitive to, and depend upon, key assumptions as detailed in Note 10 to the Financial Statements from page 172.

Impairment reviews have been carried out on all Intangible assets that are in development (and not being amortised), all major intangible assets acquired during the year and all other intangible assets that have had indicators of impairment during the year. Recoverable amount is determined as the higher of value-in-use or fair value less costs to sell using a discounted cash flow calculation, with the products’ expected cash flows risk-adjusted over their estimated remaining useful economic life. Sales forecasts and specific allocated costs (which have both been subject to appropriate senior management review and approval) are risk-adjusted and discounted using appropriate rates based on our post-tax weighted average cost of capital or for fair value less costs to sell, a required rate of return for a market participant. Our weighted average cost of capital reflects factors such as our capital structure and our costs of debt and equity.

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

Other operating income and expense

Other operating income and expense is generated from activities outside of the Group’s normal course of business, which includes Other income from divestments of or full out-license of assets and businesses including royalties and milestones where the Group does not retain a significant continued interest. Where the arrangement meets the definition of a licence agreement, sales milestones and sales royalties are recognised when achieved by applying the royalty exemption under IFRS 15. All other milestones and sales royalties are recognised when it is considered highly probable that there will not be a significant reversal of cumulative income. The determination requires estimates to be made in relation to future Product Sales.

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

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax liabilities are recognised unless they arise from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill. Deferred tax assets are recognised to the extent that there are future taxable temporary differences or it is probable that future taxable profit will be available against which the asset can be utilised. This requires judgements to be made in respect of the availability of future taxable income.

No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries and branches where the Group is able to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The Group's deferred tax assets and liabilities are calculated using tax rates that are expected to apply in the period when the liability is settled or the asset realised based on tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax liabilities relating to assets recognised because of a business combination which may qualify for intellectual property incentives are measured at the relevant statutory tax rate. Deferred tax assets and liabilities are offset in the Consolidated Statement of Financial Position if, and only if, the taxable entity has a legally enforceable right to set off current tax assets and liabilities, and the Deferred tax assets and liabilities relate to taxes levied by the same taxation authority on the same taxable entity.

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

Further details of the estimates and assumptions made in determining our recorded liability for transfer pricing contingencies and other tax contingencies are included in Note 30 to the Financial Statements from page 204.

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

Cash outflows relating to the vesting of share plans for our employees are recognised within operating activities, as they relate to employee remuneration. The cash flows relating to replacement awards issued to employees as part of the Alexion acquisition (see Note 27 from page 193) are classified within investing activities, as they are part of the aggregate cash flows arising from obtaining control of the subsidiary.

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

On the acquisition of a business, fair values are attributed to the identifiable assets and liabilities. Attributing fair values is a key judgement; refer to Note 27 to the Financial Statements from page 193 for additional details. Contingent liabilities are also recorded at fair value unless the fair value cannot be measured reliably, in which case the value is subsumed into goodwill. Where fair values of acquired contingent liabilities cannot be measured reliably, the assumed contingent liability is not recognised but is disclosed in the same manner as other contingent liabilities.

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

Assets held for sale are neither depreciated nor amortised.

Trade and other receivables

Financial assets included in Trade and other receivables are recognised initially at fair value. The Group holds the Trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method, less any impairment, based on expected credit losses.

Trade receivables that are subject to debt factoring arrangements are derecognised if they meet the conditions for derecognition detailed in IFRS 9 ‘Financial Instruments’.

Trade and other payables

Financial liabilities included in Trade and other payables are recognised initially at fair value. Subsequent to initial recognition they are measured at amortised cost using the effective interest method. Contingent consideration payables are held at fair value within Level 3 of the fair value hierarchy as defined in Note 12.

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

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and highly liquid investments with maturities of three months or less when acquired. They are readily convertible into known amounts of cash and are held at amortised cost under the hold to collect classification, where they meet the hold to collect ‘solely payments of principal and interest’ test criteria under IFRS 9. Those not meeting these criteria are held at fair value through profit or loss. Cash and cash equivalents in the Consolidated Statement of Cash Flows include unsecured bank overdrafts at the balance sheet date where balances often fluctuate between a cash and overdraft position.

Fixed deposits

Fixed deposits, principally comprising funds held with banks and other financial institutions, are initially measured at fair value, plus direct transaction costs, and are subsequently measured at amortised cost using the effective interest method at each reporting date. Changes in carrying value are recognised in the Consolidated Statement of Comprehensive Income.

Other investments

Investments are classified as fair value through profit or loss (FVPL), unless the Group makes an irrevocable election at initial recognition for certain non-current equity investments to present changes in Other comprehensive income (FVOCI). If this election is made, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Bank and other borrowings

The Group uses derivatives, principally interest rate swaps, to hedge the interest rate exposure inherent in a portion of its fixed interest rate debt. In such cases the Group will either designate the debt as FVPL when certain criteria are met or as the hedged item under a fair value hedge.

If the debt instrument is designated as FVPL, the debt is initially measured at fair value (with direct transaction costs being included in profit as an expense) and is remeasured to fair value at each reporting date with changes in carrying value being recognised in profit (along with changes in the fair value of the related derivative), with the exception of changes in the fair value of the debt instrument relating to own credit risk which are recorded in Other comprehensive income in accordance with IFRS 9. Such a designation has been made where this significantly reduces an accounting mismatch which would result from recognising gains and losses on different bases.

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

Other interest-bearing loans are initially measured at fair value (with direct transaction costs being amortised over the life of the loan) and are subsequently measured at amortised cost using the effective interest method at each reporting date. Changes in carrying value are recognised in the Consolidated Statement of Comprehensive Income.

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

Provisions

Provisions are recognised when there is either a legal or constructive present obligation as a result of a past event, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted at the relevant pre-tax discount rate. Where provisions are discounted, the increase in the provision resulting from the passage of time is recognised as a finance cost.

Litigation and environmental liabilities

AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Group. A provision is made where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. Determining the timing of recognition of when an adverse outcome is probable is considered a key judgement, refer to Note 30 to the Financial Statements from page 204.

Where it is considered that the Group is more likely than not to prevail, or in the extremely rare circumstances where the amount of the legal liability cannot be estimated reliably, legal costs involved in defending the claim are charged to the Consolidated Statement of Comprehensive Income as they are incurred.

Where it is considered that the Group has a valid contract which provides the right to reimbursement (from insurance or otherwise) of legal costs and/or all or part of any loss incurred or for which a provision has been established, the amount expected to be received is recognised as an asset only when it is virtually certain.

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

Applicable accounting standards and interpretations issued but not yet adopted

At the date of authorisation of these financial statements, certain new accounting standards and amendments were in issue relating to the following standards and interpretations but not yet adopted by the Group:

>	amendments to IAS 1 'Presentation of Financial Statements', effective for periods beginning on or after 1 January 2024 – endorsed by the UK Endorsement Board (UKEB) on 21 July 2023
>	amendments to IFRS 16 ‘Leases’, effective for periods beginning on or after 1 January 2024 – endorsed by the UKEB on 11 May 2023
>	amendments to IAS 7 ‘Statement of Cash Flows’ and IFRS 7 ‘Financial Instruments: Disclosures’, effective for periods beginning on or after 1 January 2024 – endorsed by the UKEB on 28 November 2023
>	amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates', effective for periods beginning on or after 1 January 2025 – not endorsed by the UKEB.

These new standards, amendments and interpretations are not expected to have a significant impact on the Group’s net results.

Notes to the Group Financial Statements

1 Revenue

Product Sales

					2023					2022					2021
		Emerging		Rest of			Emerging		Rest of			Emerging		Rest of
	US	Markets	Europe	World	Total	US	Markets	Europe	World	Total	US	Markets	Europe	World	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Oncology:
Tagrisso	2,276	1,621	1,120	782	5,799	2,007	1,567	1,023	847	5,444	1,780	1,336	986	913	5,015
Imfinzi	2,317	360	758	802	4,237	1,552	287	544	401	2,784	1,245	277	485	405	2,412
Lynparza	1,254	542	734	281	2,811	1,226	488	655	269	2,638	1,087	384	618	259	2,348
Calquence	1,815	98	493	108	2,514	1,657	45	286	69	2,057	1,089	20	111	18	1,238
Enhertu	–	169	60	32	261	–	51	21	7	79	–	12	4	1	17
Orpathys	–	44	–	–	44	–	33	–	–	33	–	16	–	–	16
Truqap	6	–	–	–	6	–	–	–	–	–	–	–	–	–	–
Zoladex	14	687	133	118	952	15	657	133	122	927	13	619	147	169	948
Faslodex	31	142	28	96	297	17	159	55	103	334	30	167	113	121	431
Others	6	165	6	47	224	10	250	9	66	335	11	391	17	96	515
	7,719	3,828	3,332	2,266	17,145	6,484	3,537	2,726	1,884	14,631	5,255	3,222	2,481	1,982	12,940
Cardiovascular, Renal & Metabolism:
Farxiga	1,451	2,211	1,881	420	5,963	1,071	1,665	1,297	348	4,381	732	1,195	810	263	3,000
Brilinta	744	285	271	24	1,324	744	286	282	46	1,358	735	328	346	63	1,472
Lokelma	214	50	58	90	412	170	20	30	69	289	115	3	13	44	175
roxadustat	–	271	–	–	271	–	197	–	–	197	–	174	–	–	174
Andexxa	75	–	62	45	182	77	–	41	32	150	50	–	18	–	68
Crestor	55	862	52	138	1,107	65	794	41	148	1,048	80	775	52	189	1,096
Seloken/Toprol-XL	1	621	11	7	640	–	839	14	9	862	1	928	11	11	951
Onglyza	49	131	32	15	227	76	121	38	22	257	88	179	61	32	360
Bydureon	133	3	27	–	163	242	3	35	–	280	321	3	55	6	385
Others	30	152	109	5	296	34	194	128	10	366	52	195	146	14	407
	2,752	4,586	2,503	744	10,585	2,479	4,119	1,906	684	9,188	2,174	3,780	1,512	622	8,088
Respiratory & Immunology:
Symbicort	726	753	549	334	2,362	973	608	582	375	2,538	1,065	609	670	384	2,728
Fasenra	992	64	355	142	1,553	906	43	305	142	1,396	790	20	286	162	1,258
Breztri	383	161	81	52	677	239	92	33	34	398	115	55	7	26	203
Saphnelo	260	2	8	10	280	111	–	2	3	116	8	–	–	–	8
Tezspire	–	1	48	37	86	–	–	2	2	4	–	–	–	–	–
Pulmicort	28	575	68	42	713	65	462	69	49	645	72	770	73	47	962
Bevespi	34	6	17	1	58	42	5	10	1	58	39	4	11	–	54
Daliresp/Daxas	42	3	8	1	54	176	3	9	1	189	207	4	15	1	227
Others	82	206	30	6	324	143	230	42	6	421	108	287	185	14	594
	2,547	1,771	1,164	625	6,107	2,655	1,443	1,054	613	5,765	2,404	1,749	1,247	634	6,034
Vaccines & Immune Therapies:
COVID-19 mAbs	–	6	12	114	132	1,067	413	298	407	2,185	–	19	66	–	85
Vaxzevria	–	10	2	–	12	79	729	365	625	1,798	64	2,240	1,035	578	3,917
Beyfortus	87	–	19	–	106	–	–	–	–	–	–	–	–	–	–
Synagis	(1)	195	175	177	546	1	173	213	191	578	23	35	203	149	410
FluMist	23	1	188	4	216	21	1	151	2	175	27	2	222	2	253
	109	212	396	295	1,012	1,168	1,316	1,027	1,225	4,736	114	2,296	1,526	729	4,665
Rare Disease:
Soliris	1,734	424	670	317	3,145	2,180	301	805	476	3,762	1,068	170	439	197	1,874
Ultomiris	1,750	71	668	476	2,965	1,136	38	481	310	1,965	381	9	169	129	688
Strensiq	937	40	89	86	1,152	769	35	78	76	958	297	10	36	35	378
Koselugo	195	59	53	24	331	162	26	20	–	208	104	1	3	–	108
Kanuma	85	29	49	8	171	77	31	44	8	160	32	7	20	3	62
	4,701	623	1,529	911	7,764	4,324	431	1,428	870	7,053	1,882	197	667	364	3,110
Other:
Nexium	115	578	53	199	945	120	568	46	551	1,285	128	705	62	431	1,326
Others	18	153	52	8	231	24	220	77	19	340	43	212	109	14	378
	133	731	105	207	1,176	144	788	123	570	1,625	171	917	171	445	1,704
Product Sales	17,961	11,751	9,029	5,048	43,789	17,254	11,634	8,264	5,846	42,998	12,000	12,161	7,604	4,776	36,541

Rebates and chargebacks in the US

The major market where estimates are seen as significant is the US. When invoicing Product Sales in the US, we estimate the rebates and chargebacks we expect to pay and we consider there to be a significant estimate associated with the rebates for Managed Care, Medicaid and Medicare Part D. The total adjustment in respect of prior year net US Product Sales revenue in 2023 was 1.0% (2022: 1.3%; 2021: 1.5%); this represents the difference between our prior year estimates for rebates and chargebacks against actual amounts paid for the US business. The most significant of these relate to the Medicaid and state programmes with an adjustment in respect of prior year net US Product Sales revenue in 2023 of 0.3% (2022: 0.5%; 2021: 0.4%) and Managed Care and Medicare of 0.5% (2022: 0.8%; 2021: 0.7%).

The adjustment in respect of the prior year net US Product Sales revenue, excluding the Rare Disease therapy area in 2023, was 1.4% (2022: 1.6%; 2021: 1.8%), with Medicaid and state programmes of 0.4% (2022: 0.6%; 2021: 0.5%) and Managed Care and Medicare of 0.7% (2022: 1.1%; 2021: 0.8%).

These values demonstrate the level of sensitivity; further meaningful sensitivity is not able to be provided due to the large volume of variables that contribute to the overall rebates, chargebacks, returns and other revenue accruals. These variables include assumptions in respect of aggregate future sales levels, segment mix and customers' contractual performance, and in addition for Managed Care, US Medicaid and Medicare Part D, the channel inventory levels, and assumptions related to lag time. These assumptions are built up on a product-by-product and customer-by-customer basis, taking into account specific contract provisions coupled with expected performance, and are then aggregated into a weighted average rebate accrual rate for each of our products. Accrual rates are reviewed and adjusted on an as-needed basis. There may be further adjustments when actual rebates are invoiced based on utilisation information submitted to AstraZeneca (in the case of contractual rebates) and claims/invoices are received (in the case of regulatory rebates and chargebacks).

Alliance Revenue

	2023	2022	2021
	$m	$m	$m
Enhertu	1,022	523	197
Tezspire	259	79	–
Beyfortus	57	–	–
Vaxzevria: royalties	–	76	64
Other royalty income	81	68	70
Other Alliance Revenue	9	9	57
	1,428	755	388

Collaboration Revenue

	2023	2022	2021
	$m	$m	$m
Lynparza: regulatory milestones	245	355	–
Lynparza: sales milestones	–	–	400
COVID-19 mAbs: licence fees	180	–	–
Farxiga: sales milestones	29	–	–
tralokinumab: sales milestones	20	110	–
Beyfortus: regulatory milestones	71	25	–
Beyfortus: sales milestones	27	–	–
Nexium: sale of rights	–	62	75
Other Collaboration Revenue	22	46	13
	594	598	488

2 Operating profit

Operating profit includes the following significant items:

Cost of sales

In 2023, Cost of sales includes a charge of $114m (2022: charge of $3,484m) in relation to the release, in line with sales, of fair value uplift to inventory that was recognised under IFRS 3 ‘Business Combinations’ upon the acquisition of Alexion (see Note 27).

During the year, $nil government grants were recognised within Cost of sales (2022: $nil; 2021: $290m). The grants recognised in 2021 related to funding of manufactured Vaxzevria product for the US government, which expired prior to being accepted by the FDA.

Selling, general and administrative expense

In 2023, Selling, general and administrative expense includes a charge of $520m (2022: charge of $182m; 2021: charge of $42m) resulting from changes in the fair value of contingent consideration arising from the acquisition of the diabetes alliance from BMS. These adjustments reflect revised estimates for future sales performance for the products acquired and, as a result, revised estimates for future royalties payable.

In 2023, Selling, general and administrative expense also includes a charge of $1,013m (2022: charge of $789m; 2021: charge of $48m) relating to a number of legal proceedings, including settlements in various jurisdictions in relation to several marketed products (see Note 30).

Research and development expense: Government grants

During the year $74m (2022: $113m; 2021: $531m) of government grants were recognised within Research and development expense. The grants recognised relate to funding for Research and development and related expenses for COVID-19 mAbs of $nil (2022: $112m; 2021: $222m) and Vaxzevria of $74m (2022: $1m; 2021: $309m).

Other operating income and expense

	2023	2022	2021
	$m	$m	$m
Royalty income	107	59	62
Gains on disposal of intangible assets	251	104	513
Gains on disposal of investments in associates and joint ventures	–	–	776
Net gains/(losses) on disposal of other non-current assets	41	112	(4)
Update to the contractual relationships for Beyfortus (nirsevimab)	712	–	–
Other income[1]	393	439	453
Other expense	(164)	(200)	(308)
Other operating income and expense	1,340	514	1,492

1	Other income in 2023 includes $75m of income from Allergan Plc. in respect of the development of brazikumab (2022: $138m; 2021: $99m).

Gains on disposal of intangible assets in 2023 includes $241m on disposal of commercial rights to Pulmicort Flexhaler to Cheplapharm in the US.

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

As part of the total consideration received in respect of the agreement to sell US rights to Synagis in 2019, $400m in total has been received related to the rights to participate in the future cash flows from the US profits or losses for Beyfortus (nirsevimab), with $190m cash inflows in 2023 primarily relating to a cash receipt from Sobi following achievement of a regulatory milestone. At 31 December 2022, the full amount of $522m was recognised as a financial liability within non-current Other payables (the Profit Participation Liability) as the Group had not fully transferred the risks and rewards of the underlying cash flows arising from Beyfortus to Sobi. All associated cash flows have been presented within investing activities as the Group has received the cash in exchange for agreeing to transfer future cash flows relating to an intangible asset. In 2023, the contractual relationship between AstraZeneca and Sobi relating to future sales of Beyfortus in the US was replaced by a royalty relationship between Sanofi and Sobi. As a result, the Profit Participation Liability was extinguished and derecognised from the Consolidated Statement of Financial Position, with a gain of $712m recorded in Other operating income and expense. In 2021, as a result of the Probability of Technical/Regulatory Success unwind, an increase of $114m to the Profit Participation Liability was recorded with the cost recorded in Other operating expense.

Restructuring costs

During 2023, the Group has incurred $467m of net restructuring costs, of which $362m resulted from activities that are part of the Post Alexion Acquisition Group Review (PAAGR), bringing the cumulative charges under this programme to $2,067m. Costs in 2023 included $109m within Cost of sales due to the rationalisation of our manufacturing capacity and footprint across certain production sites, $207m within Selling, general and administrative expense in relation to HR, Finance, IT & other integration costs as well as some severance costs, $212m within Research and development expense in relation to the transformation of clinical, regulatory and other R&D data and systems, partially offset by income of $61m in Other operating income and expense generated from the disposal of assets impacted by the restructuring.

In conjunction with the acquisition of Alexion in 2021, the enlarged Group initiated the PAAGR; a global restructuring programme aimed at integrating systems, structure and processes, optimising the global footprint and prioritising resource allocations and investments. During 2023, the Group has identified all remaining activities and finalised the scope of the programme. This includes the commencement of work on the planned upgrade of the Group's Enterprise Resource Planning IT systems (Axial Project), which is expected to be substantially complete by the end of 2030. The Group has also continued to progress other legacy restructuring programmes.

Total restructuring costs in 2023 includes an impairment charge to Property, plant and equipment of $7m (2022: reversal of $4m; 2021: charge of $343m), impairment of Right-of-use assets of $13m (2022: $nil; 2021: $nil) and no impairment of Intangible assets (software development costs) (2022: reversal $17m; 2021: charge of $16m).

The tables below show the costs that have been charged in respect of restructuring programmes by cost category and type. Severance provisions are detailed in Note 21.

	2023	2022	2021
	$m	$m	$m
Cost of sales	109	266	722
Distribution expense	–	2	–
Research and development expense	212	111	223
Selling, general and administrative expense	207	405	338
Other operating income and expense	(61)	(67)	–
Total charge	467	717	1,283

	2023	2022	2021
	$m	$m	$m
Severance costs	57	187	217
Accelerated depreciation and impairment charges	68	135	371
Other[1]	342	395	695
Total charge	467	717	1,283

1	Other costs are those incurred in designing and implementing the Group’s various restructuring initiatives, including costs of integrating systems, structure and processes as part of the PAAGR, costs relating to the Alexion acquisition, internal project costs and external service fees.

Financial instruments

Included within Operating profit are the following net gains and losses on financial instruments:

	2023	2022	2021
	$m	$m	$m
Gains/(losses) on forward foreign exchange contracts	42	150	(21)
Losses on receivables and payables	(260)	(203)	(42)
Total	(218)	(53)	(63)

Impairment charges

Details of impairment charges for 2023, 2022 and 2021 are included in Notes 7, 8 and 10.

3 Finance income and expense

	2023	2022	2021
	$m	$m	$m
Finance income
Returns on deposits and equity securities	291	78	12
Fair value gains on debt and interest rate swaps	43	14	–
Interest income on income tax balances	10	3	31
Total	344	95	43
Finance expense
Interest on debt, leases and other financing costs	(1,132)	(889)	(774)
Net interest on post-employment defined benefit plan net liabilities (Note 22)	(38)	(29)	(26)
Net exchange losses	(34)	(16)	(20)
Discount unwind on contingent consideration arising from business combinations (Note 20)	(132)	(168)	(226)
Discount unwind on other long-term liabilities[1]	(200)	(216)	(248)
Fair value losses on debt and interest rate swaps	(3)	–	(4)
Interest expense on income tax balances	(87)	(28)	(2)
Total	(1,626)	(1,346)	(1,300)
Net finance expense	(1,282)	(1,251)	(1,257)

1	Included within Discount unwind on other long-term liabilities is $55m relating to the Acerta Pharma share purchase liability (2022: $108m; 2021: $161m) and the discount unwind of other payables of $100m (2022: $nil; 2021: $nil) that have arisen from intangible asset additions, see Note 20 for further details.

There was no interest capitalised during the year.

Financial instruments

Included within finance income and expense are the following net gains and losses on financial instruments:

	2023	2022	2021
	$m	$m	$m
Interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives	13	(9)	(5)
Interest and changes in carrying values of debt designated as hedged items in fair value hedges, net of derivatives	–	–	(9)
Interest and fair value changes on fixed and short-term deposits, equity securities, other derivatives and tax balances	177	54	16
Interest on debt, commercial paper, overdrafts and lease liabilities held at amortised cost	(1,004)	(837)	(738)

The interest rate fair value hedges were closed in 2021. Fair value gain or loss of $nil (2022: $nil; 2021: loss of $33m) on interest rate fair value hedging instruments and $nil fair value gain or loss (2022: $nil; 2021: gain of $29m) on the related hedged items have been included within Interest and changes in carrying values of debt designated as hedged items in fair value hedges, net of derivatives.

Fair value loss of $1m (2022: loss of $25m; 2021: loss of $19m) on derivatives related to debt instruments designated at FVPL and $7m fair value gain (2022: gain of $26m; 2021: gain of $19m) on debt instruments designated at FVPL have been included within Interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives.

4 Taxation

Taxation charge/(credit) recognised in the Consolidated Statement of Comprehensive Income is as follows:

	2023	2022	2021
	$m	$m	$m
Current tax
Current year	2,417	1,823	1,200
Adjustment to prior years	28	(187)	(5)
Total	2,445	1,636	1,195
Deferred tax
Origination and reversal of temporary differences	(1,473)	(2,563)	(1,417)
Adjustment to prior years	(34)	135	(158)
Total	(1,507)	(2,428)	(1,575)
Taxation charge/(credit) recognised in the profit for the year	938	(792)	(380)

Taxation credit/(charge) recognised in Other comprehensive income is as follows:

	2023	2022	2021
	$m	$m	$m
Current and deferred tax
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit liability	102	(231)	(117)
Equity investments measured at fair value through Other comprehensive income	(1)	15	27
Movement in deferred taxes relating to changes in tax rates	–	–	195
Total	101	(216)	105
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on designated liabilities in net investment hedges	(24)	73	43
Fair value movement on cash flow hedges	12	–	(5)
Movement in deferred taxes relating to changes in tax rates	–	–	8
Total	(12)	73	46
Taxation credit/(charge) recognised in Other comprehensive income	89	(143)	151

The reported tax rate in the year was 14% and included a favourable adjustment of $828m to deferred taxes arising from a UK group company undertaking a routine intragroup purchase of certain intellectual property. This intragroup purchase resulted in additional amortisable tax basis in the UK which can be fully utilised against forecast UK taxable profits. Deferred tax has been recognised on this additional tax basis in the year. This is offset by updates to tax liabilities following progress of reviews by tax authorities and administrative appeal processes and derecognition of deferred tax assets following changes to forecast taxable income of specific subsidiaries.

The income tax paid for the year was $2,366m.

Taxation has been provided at current rates on the profits earned for the years covered by the Group Financial Statements. The 2023 prior year current tax adjustment relates mainly to tax accrual to tax return adjustments and updates to provisions for tax contingencies. The 2022 prior year current tax adjustment relates mainly to tax accrual to tax return adjustments and updates to provisions for tax contingencies. The 2021 prior year current tax adjustment relates mainly to tax accrual to tax return adjustments.

The 2023 prior year deferred tax adjustment relates mainly to tax accrual to tax return adjustments and adjustments to the recognition of deferred tax assets. The 2022 prior year deferred tax adjustments relate mainly to tax accrual to tax return adjustments and updates to provisions for tax contingencies. The 2021 prior year deferred tax adjustments relate mainly to tax accrual to tax return adjustments and updates to estimates of prior year tax liabilities following settlements with tax authorities.

To the extent that dividends remitted from overseas subsidiaries, joint ventures and associates are expected to result in additional taxes, appropriate amounts have been provided for. Unremitted earnings or differences in the carrying value and tax basis of investments may be liable to additional taxes if distributed as dividends or on a liquidation event. Deferred tax is provided for such differences in relation to Group entities where management is intending to remit earnings in the foreseeable future. The aggregate amount of gross temporary differences associated with investments in subsidiaries, partnerships and branches for which deferred tax liabilities have not been recognised totalled approximately $7,565m at 31 December 2023, $3,221m of which has a corresponding deductible temporary difference of the same gross value which is not recognised as it is not probable of reversing in the foreseeable future but on which different tax rates apply.

Factors affecting future tax charges

As a group with worldwide operations, AstraZeneca is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms. On 11 July 2023, Finance (No.2) Act 2023 was enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023. A Pillar 2 Effective Tax Rate (ETR) is calculated for every jurisdiction in which the Group operates and Pillar 2 Income Taxes will arise when the Pillar 2 ETR is less than 15%. Pillar 2 Income Taxes could be payable in the UK, or the local jurisdiction if it has introduced a Qualifying Domestic Minimum top-up Tax. AstraZeneca is continuing to monitor potential impacts as further guidance is published by the OECD and territories implement legislation to enact the rules. Management has performed an assessment of the impact of the UK’s Pillar 2 rules based on our 2023 data and no Pillar 2 Income Taxes are expected to arise for most jurisdictions in which the Group operates. It is anticipated that AstraZeneca may, in some jurisdictions, incur additional tax liabilities, but the effect on the reported tax charge is reasonably estimated to be immaterial.

The Group has applied the exemption under the IAS 12 ‘Income Taxes’ amendment for recognising and disclosing information about deferred tax assets and liabilities related to top-up income taxes.

Tax reconciliation to UK statutory rate

The table below reconciles the UK statutory tax charge to the Group’s total tax charge/(credit):

	2023	2022	2021
	$m	$m	$m
Profit/(loss) before tax	6,899	2,501	(265)
Notional taxation charge at UK corporation tax rate of 23.5% (2022: 19%; 2021: 19%)	1,621	475	(50)
Differences in effective overseas tax rates[1]	(224)	(59)	1
Deferred tax (credit)/charge relating to change in tax rates[2]	(66)	(108)	54
Unrecognised deferred tax asset[3]	341	68	32
Items not deductible for tax purposes	46	90	208
Items not chargeable for tax purposes	–	–	(163)
Intellectual Property incentive regimes[4]	(367)	(265)	–
Other items[5]	(406)	(941)	(299)
Adjustments in respect of prior years[6]	(7)	(52)	(163)
Total tax charge/(credit) for the year	938	(792)	(380)

1	Includes the impact of the reversal of a $1.9bn deferred tax liability that was recognised in a previous business combination (31 December 2023: $0.9bn) and originated in goodwill. Some of this liability reverses in an innovation incentive regime and gives rise to a post-acquisition benefit to the tax charge that is not material year-on-year. Determining the cumulative post-acquisition benefit over the life of the asset involves estimates and judgements as the amount of income that qualifies for the IP incentive regime varies. The actual tax rates applied over the life of the asset are expected to be a blend between the Dutch statutory tax rate and intellectual property incentive regime rate.

2The 2023 item relates to the impact of the difference in the UK current and deferred tax rates during 2023. The 2022 item relates to the impact of the US state tax rate change and the impact of the difference in the UK current tax and deferred tax rates during 2022. The 2021 item mainly relates to substantive enactment of the increase in UK Corporation Tax rate from 19% to 25% effective 1 April 2023 and the increase in the Dutch Corporate Income Tax rate from 25% to 25.8% effective 1 January 2022.
3This includes the derecognition of deferred tax assets where it is no longer probable that there will be sufficient forecast future profits to utilise the assets.
4Previously reported within the line Items not deductible for tax purposes.
5Other items in 2023 include a favourable adjustment of $828m to deferred taxes arising from a UK company undertaking an intragroup purchase of certain intellectual property (see page 164 for more information) offset by a charge of $422m mainly relating to updates to tax liabilities following progress of reviews by tax authorities, administrative appeal processes and adjustments arising on expiry of the relevant statute of limitations (see Note 30 for more details). Other items in 2022 includes a one-time favourable net adjustment of $876m to deferred taxes arising from an internal reorganisation to integrate the Alexion organisation which took place in 2022 and a credit of $65m relating to the reduction of tax liabilities arising from adjustments on expiry of the relevant statute of limitations. Other items in 2021 relate to a net credit of $299m relating to the reduction of tax liabilities arising from updates to estimates of prior year tax liabilities following settlements with tax authorities and on expiry of the relevant statute of limitations partially offset by a provision for transfer pricing and other contingencies.
6Further details explaining the adjustments in respect of prior years are set out on page 164.

AstraZeneca is domiciled in the UK but operates in other countries where the tax rates and laws are different to those in the UK. The impact on differences in effective overseas tax rates on the Group’s overall tax charge is noted above. Profits arising from our manufacturing operation in Puerto Rico are granted special status and are taxed at a reduced rate compared with the normal rate of tax in that territory under a tax incentive grant continuing until 2031. The Group receives intellectual property incentives in certain jurisdictions, resulting in a reduction to the tax charge in the income statement of $367m in 2023.

Deferred tax

The total movement in the net deferred tax balance in the year was $1,555m. The movements are as follows:

	Intangibles,		Pension and	Elimination of			Losses and
	Property, plant		post-retirement	unrealised profit	Untaxed		tax credits	Accrued
	and equipment	[1]	benefits	on inventory	reserves	[2]	carried forward	expenses	Other	Total
	$m		$m	$m	$m		$m	$m	$m	$m
Net deferred tax balance at 1 January 2021	(2,627)		656	1,807	(801)		714	660	111	520
Income statement	782		(166)	(59)	(139)		307	697	153	1,575
Other comprehensive income	52		83	–	–		–	–	40	175
Equity	–		–	–	–		–	4	10	14
Additions through business combinations[3]	(3,744)		13	166	–		507	(1,263)	147	(4,174)
Exchange	57		(33)	(53)	78		(10)	(13)	(12)	14
Net deferred tax balance at 31 December 2021	(5,480)		553	1,861	(862)		1,518	85	449	(1,876)
Income statement[4]	1,414		(55)	274	38		(126)	778	105	2,428
Other comprehensive income	72		(231)	–	–		–	–	16	(143)
Equity	–		–	–	–		–	–	38	38
Exchange	63		(36)	(111)	108		(134)	17	(35)	(128)
Net deferred tax balance at 31 December 2022	(3,931)		231	2,024	(716)		1,258	880	573	319
Income statement[4]	1,518		(69)	426	96		(308)	(23)	(133)	1,507
Other comprehensive income	(16)		106	–	–		–	–	(23)	67
Equity	–		–	–	–		–	–	(21)	(21)
Additions	(24)		–	–	–		50	–	(1)	25
Exchange	(38)		15	(64)	(40)		106	32	(34)	(23)
Net deferred tax balance at 31 December 2023⁵	(2,491)		283	2,386	(660)		1,106	889	361	1,874

1	Includes deferred tax assets of $507m on liabilities in respect of intangibles and $188m on lease liabilities in respect of right-of-use assets.
2Untaxed reserves relate to taxable profits where the tax liability is deferred to later periods.
3The deferred tax liability of $4,174m relates to deferred tax on purchase accounting adjustments arising from the acquisition of Alexion (Note 27). Accrued expenses includes the deferred tax on the purchase accounting of inventory.
4The Income statement movement in 2023 includes $828m arising from a UK company undertaking an intragroup purchase of certain intellectual property (see page 164 for further details). The Income statement movement in 2022 includes the aforementioned net adjustment to deferred taxes of $876m arising on the internal legal entity reorganisation to integrate the Alexion organisation, the majority of which arises on Intangibles, Property, plant and equipment.
5The Group recognises deferred tax assets to the extent that there are either taxable temporary differences or that it is probable that sufficient future taxable profits will arise, against which these deductible temporary differences can be utilised. The US includes a net deferred tax asset of $142m and the UK includes a net deferred tax asset of $1,723m as at 31 December 2023 which includes tax losses and other deductible temporary differences. The Group has performed an assessment of recovery of deferred tax assets and for these respective entities, the Group has forecasted future taxable profits and considers that it is probable that sufficient future taxable profits will arise against which these deductible temporary differences can be utilised. In arriving at these forecasts, the Group has reviewed the Group-level budgets and forecasts and the ability of those entities to generate future income from developing and commercialising products, including local tax laws and the scheduling of reversal of deductible temporary differences. Deferred tax assets are recognised on the basis there is sufficient forecast future taxable profits arising from the performance of on-market products and pipeline assets, including Imfinzi. For the UK, losses are forecast to be utilised within five years. For the US, recognised deferred taxes on losses and other items are forecast to be utilised within 15 years. It is considered that these sources of income are sufficiently predictable or diversified to support these recognition periods. A sensitivity assessment has been performed which shows that a change in profit of 10% results in an immaterial adjustment to the amount of deferred tax asset recognised. Assessing the availability of future taxable income to support recognition of deferred tax assets relies upon our Group forecasts and changes in these Group forecasts will impact the recoverability of deferred tax assets. To the extent that there are neither taxable temporary differences nor sufficient taxable profits, no deferred tax asset is recognised and details of unrecognised deferred tax assets are included in the table below.

The net deferred tax balance, before the offset of balances within countries, consists of:

	Intangibles,	Pension and	Elimination of		Losses and
	Property, plant	post-retirement	unrealised profit	Untaxed	tax credits	Accrued
	and equipment	benefits	on inventory	reserves	carried forward	expenses	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Deferred tax assets at 31 December 2021	1,476	574	1,910	–	1,571	1,117	618	7,266
Deferred tax liabilities at 31 December 2021	(6,956)	(21)	(49)	(862)	(53)	(1,032)	(169)	(9,142)
Net deferred tax balance at 31 December 2021	(5,480)	553	1,861	(862)	1,518	85	449	(1,876)
Deferred tax assets at 31 December 2022	1,499	276	2,048	–	1,274	1,005	609	6,711
Deferred tax liabilities at 31 December 2022	(5,430)	(45)	(24)	(716)	(16)	(125)	(36)	(6,392)
Net deferred tax balance at 31 December 2022	(3,931)	231	2,024	(716)	1,258	880	573	319
Deferred tax assets at 31 December 2023	1,883	313	2,386	–	1,141	1,011	488	7,222
Deferred tax liabilities at 31 December 2023	(4,374)	(30)	–	(660)	(35)	(122)	(127)	(5,348)
Net deferred tax balance at 31 December 2023	(2,491)	283	2,386	(660)	1,106	889	361	1,874

Analysed in the Consolidated Statement of Financial Position, after offset of balances within countries, as follows:

	2023	2022	2021
	$m	$m	$m
Deferred tax assets	4,718	3,263	4,330
Deferred tax liabilities	(2,844)	(2,944)	(6,206)
Net deferred tax balance	1,874	319	(1,876)

Unrecognised deferred tax assets

Deferred tax assets (DTA) of $1,251m (2022: $807m; 2021: $719m) have not been recognised in respect of deductible temporary differences because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

	2023	2023	2022	2022	2021	2021
	Temporary	Unrecognised	Temporary	Unrecognised	Temporary	Unrecognised
	differences	DTA	differences	DTA	differences	DTA
	$m	$m	$m	$m	$m	$m
Temporary differences expiring:
Within 10 years	87	22	104	26	4	1
More than 10 years	153	32	153	32	53	11
Indefinite	2,788	595	686	163	300	79
	3,028	649	943	221	357	91
Tax credits and State tax losses expiring:
Within 10 years		152		115		101
More than 10 years		363		384		441
Indefinite		87		87		86
		602		586		628
Total		1,251		807		719

5 Earnings per $0.25 Ordinary Share

	2023	2022	2021
Profit for the year attributable to equity holders ($m)	5,955	3,288	112
Basic earnings per Ordinary Share	$3.84	$2.12	$0.08
Diluted earnings per Ordinary Share	$3.81	$2.11	$0.08
Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,549	1,548	1,418
Dilutive impact of share options outstanding (millions)	13	12	9
Diluted weighted average number of Ordinary Shares in issue (millions)	1,562	1,560	1,427

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

			Total Revenue
	2023	2022	2021
	$m	$m	$m
UK	3,368	3,117	3,245

Rest of Europe
France	1,152	1,107	915
Germany	2,099	1,902	1,486
Italy	813	735	577
Spain	847	738	578
Sweden	1,704	1,721	2,322
Others	3,110	2,706	1,949
	9,725	8,909	7,827
The Americas
Canada	967	1,166	772
US	18,121	17,278	12,047
Others	1,683	1,175	1,203
	20,771	19,619	14,022
Asia, Africa & Australasia
Australia	390	571	547
China	5,872	5,743	6,002
Japan	3,640	3,986	3,395
Others	2,045	2,406	2,379
	11,947	12,706	12,323
Total Revenue	45,811	44,351	37,417

Total Revenue outside of the UK totalled $42,443m for the year ended 31 December 2023 (2022: $41,234m; 2021: $34,172m).

		Operating profit/(loss)			Profit/(loss) before tax
	2023	2022	2021	2023	2022	2021
	$m	$m	$m	$m	$m	$m
UK	665	1,120	(950)	(577)	272	(1,477)
Rest of Europe	4,885	2,945	2,999	4,999	2,709	2,682
The Americas	1,495	(954)	(1,936)	1,328	(1,140)	(2,401)
Asia, Africa & Australasia	1,148	646	943	1,149	660	931
Continuing operations	8,193	3,757	1,056	6,899	2,501	(265)

		Non-current assets		[1,2]			Total assets
	2023	2022	2021		2023	2022	2021
	$m	$m	$m		$m	$m	$m
UK	8,626	8,208	7,310		19,616	16,786	16,615
Rest of Europe	32,905	34,301	38,286		40,638	40,669	48,383
The Americas	26,524	25,425	26,333		34,754	32,990	34,301
Asia, Africa & Australasia	910	929	1,078		6,111	6,038	6,064
Continuing operations	68,965	68,863	73,007		101,119	96,483	105,363

			Assets acquired	[3]		Net operating assets		[4]
	2023	2022	2021		2023	2022	2021
	$m	$m	$m		$m	$m	$m
UK	812	2,301	810		5,275	3,863	3,239
Rest of Europe	1,770	522	26,527		32,920	32,726	40,161
The Americas	1,925	421	10,810		22,746	23,290	24,786
Asia, Africa & Australasia	117	51	94		1,405	1,895	736
Continuing operations	4,624	3,295	38,241		62,346	61,774	68,922

1	Non-current assets exclude Deferred tax assets and Derivative financial instruments.
2	The Group has revised the presentation of Non-current assets to exclude certain financial assets and post-employment benefit assets which previously had been included in this disclosure. This resulted in a decrease in 2022 of $1,690m and in 2021 of $1,680m.
3	Included in Assets acquired are those assets that are expected to be used during more than one period (Property, plant and equipment, Goodwill and Intangible assets) and include those acquired through business combinations (Note 27).
4	Net operating assets exclude short-term investments, cash, short-term borrowings, loans, Derivative financial instruments, Retirement benefit obligations and non-operating receivables and payables.

		Property, plant and equipment
	2023	2022	2021
	$m	$m	$m
UK	2,831	2,526	2,542
Ireland	1,164	1,040	969
Sweden	1,678	1,472	1,593
US	2,371	2,176	2,660
Rest of the world	1,358	1,293	1,419
Continuing operations	9,402	8,507	9,183

Geographic markets

The table below shows Product Sales in each geographic market in which customers are located.

	2023	2022	2021
	$m	$m	$m
UK	978	996	1,206
Rest of Europe	8,201	7,503	6,792
The Americas	20,855	20,126	14,893
Asia, Africa & Australasia	13,755	14,373	13,650
Continuing operations	43,789	42,998	36,541

Product Sales are recognised when control of the goods has been transferred to a third party. A significant proportion of this is upon delivery of the products to wholesalers. One wholesaler (2022: one; 2021: one) individually represented greater than 10% of Product Sales. The value of Product Sales to this wholesaler was $6,513m (2022: $5,387m; 2021: $4,862m).

7 Property, plant and equipment

			Assets in	Total Property,
	Land and	Plant and	course of	plant and
	buildings	equipment	construction	equipment
	$m	$m	$m	$m
Cost
At 1 January 2021	5,851	7,738	2,478	16,067
Additions through business combinations (Note 27)	542	339	254	1,135
Capital expenditure	9	31	1,112	1,152
Transfer of assets into use	236	611	(847)	–
Disposals and other movements	(92)	(469)	(200)	(761)
Exchange adjustments	(169)	(347)	(69)	(585)
At 31 December 2021	6,377	7,903	2,728	17,008
Capital expenditure	5	19	1,042	1,066
Transfer of assets into use	226	683	(909)	–
Transfer of Assets held for sale (Note 18)	(434)	(293)	–	(727)
Disposals and other movements	(425)	(146)	28	(543)
Exchange adjustments	(309)	(610)	(236)	(1,155)
At 31 December 2022	5,440	7,556	2,653	15,649
Additions through business combinations (Note 27)	2	10	–	12
Capital expenditure	9	43	1,402	1,454
Transfer of assets into use	959	1,158	(2,117)	–
Disposals and other movements	(6)	(255)	(11)	(272)
Exchange adjustments	65	192	118	375
At 31 December 2023	6,469	8,704	2,045	17,218
Depreciation and impairment
At 1 January 2021	2,826	4,990	–	7,816
Depreciation charge for the year	231	493	–	724
Impairment (reversal)/charge	(1)	121	223	343
Disposals and other movements	(74)	(428)	(223)	(725)
Exchange adjustments	(105)	(228)	–	(333)
At 31 December 2021	2,877	4,948	–	7,825
Depreciation charge for the year	286	566	–	852
Impairment charge/(reversal)	20	8	(28)	–
Transferred to Assets held for sale (Note 18)	(300)	(277)	–	(577)
Disposals and other movements	(227)	(188)	28	(387)
Exchange adjustments	(167)	(404)	–	(571)
At 31 December 2022	2,489	4,653	–	7,142
Depreciation charge for the year	241	492	–	733
Impairment charge	4	4	–	8
Disposals and other movements	(13)	(220)	–	(233)
Exchange adjustments	44	122	–	166
At 31 December 2023	2,765	5,051	–	7,816
Net book value
At 31 December 2021	3,500	2,955	2,728	9,183
At 31 December 2022	2,951	2,903	2,653	8,507
At 31 December 2023	3,704	3,653	2,045	9,402

Impairment charges in 2021 totalling $343m were recognised for Plant and equipment and Assets in course of construction due to the rationalisation of our manufacturing capacity and footprint across certain production sites as a result of restructuring programmes, including the PAAGR (see Note 2). These charges were recognised in Cost of sales. The revised carrying value of the impacted assets is $nil, under fair value less costs to sell.

	2023	2022	2021
	$m	$m	$m
The net book value of land and buildings comprised:
Freeholds	2,976	2,555	2,985
Leaseholds	728	396	515

8 Leases

Right-of-use assets

				Total
	Land and	Motor		Right-of-use
	buildings	vehicles	Other	assets
	$m	$m	$m	$m
Cost
At 1 January 2021	735	272	36	1,043
Additions through business combinations (Note 27)	255	8	–	263
Additions – separately acquired	145	98	2	245
Disposals and other movements	25	(44)	(4)	(23)
Exchange adjustments	(27)	(13)	(1)	(41)
At 31 December 2021	1,133	321	33	1,487
Additions through business combinations (Note 27)	4	–	–	4
Additions – separately acquired	140	81	14	235
Disposals and other movements	(33)	(58)	(13)	(104)
Exchange adjustments	(62)	(15)	(2)	(79)
At 31 December 2022	1,182	329	32	1,543
Additions through business combinations (Note 27)	8	–	–	8
Additions – separately acquired	220	219	5	444
Disposals and other movements	(71)	(57)	(2)	(130)
Exchange adjustments	13	4	1	18
At 31 December 2023	1,352	495	36	1,883
Depreciation and impairment
At 1 January 2021	247	117	13	377
Depreciation charge for the year	144	85	6	235
Disposals and other movements	(54)	(42)	–	(96)
Exchange adjustments	(11)	(6)	–	(17)
At 31 December 2021	326	154	19	499
Depreciation charge for the year	160	80	6	246
Impairment charge	2	–	–	2
Disposals and other movements	(54)	(50)	(10)	(114)
Exchange adjustments	(23)	(8)	(1)	(32)
At 31 December 2022	411	176	14	601
Depreciation charge for the year	170	98	7	275
Impairment charge	14	–	–	14
Disposals and other movements	(53)	(61)	(2)	(116)
Exchange adjustments	7	2	–	9
At 31 December 2023	549	215	19	783
Net book value
At 31 December 2021	807	167	14	988
At 31 December 2022	771	153	18	942
At 31 December 2023	803	280	17	1,100

Lease liabilities

	2023	2022	2021
	$m	$m	$m
The present value of lease liabilities is as follows:
Within one year	(271)	(228)	(233)
Later than one year and not later than five years	(657)	(549)	(544)
Later than five years	(200)	(176)	(210)
Total lease liabilities	(1,128)	(953)	(987)

The interest expense on lease liabilities included within Finance expense was $33m (2022: $24m; 2021: $22m).

The total cash outflow for leases in 2023 was $301m (2022: $268m; 2021: $262m).

The Group has entered into lease contracts that have not yet commenced. The nominal value of estimated future lease payments under these lease contracts approximates $1,615m as of 31 December 2023. Of this value, $1,348m relates to a property lease in the US which is expected to commence in 2026 with a lease term of 15 years.

In 2022 the Group entered into a sale and leaseback agreement in relation to the Waltham R&D site in MA, US. Prior to the sale, the carrying value of the Property, plant and equipment was $124m. Cash proceeds of $265m were received, recorded within Disposal of property, plant and equipment within the Consolidated Statement of Cash Flows, and a gain on disposal of $125m was recorded within Other operating income and expense within the Consolidated Statement of Comprehensive Income. A lease liability and a corresponding right-of-use asset were recorded of $28m and $13m, respectively.

9 Goodwill

	2023	2022	2021
	$m	$m	$m
Cost
At 1 January	20,131	20,311	12,164
Additions through business combinations (Note 27)	158	15	8,287
Exchange and other adjustments	72	(195)	(140)
At 31 December	20,361	20,131	20,311
Amortisation and impairment losses
At 1 January	311	314	319
Exchange and other adjustments	2	(3)	(5)
At 31 December	313	311	314
Net book value
At 31 December	20,048	19,820	19,997

Goodwill is tested for impairment at the operating segment level, this being the level at which goodwill is monitored for internal management purposes. As detailed in Note 6, the Group does not have multiple operating segments and is engaged in a single business activity of pharmaceuticals.

Recoverable amount is determined on a fair value less costs to sell basis using the market value of the Company’s outstanding Ordinary Shares. Our market capitalisation is compared to the book value of the Group’s net assets and this indicates a significant surplus at 31 December 2023 (and 31 December 2022 and 31 December 2021). No goodwill impairment was identified.

10 Intangible assets

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Cost
At 1 January 2021	42,677	2,642	1,288	46,607
Additions through business combinations (Note 27)	26,455	430	70	26,955
Additions – separately acquired	587	6	119	712
Transferred to Assets held for sale (Note 18)	(1,266)	(47)	–	(1,313)
Disposals	(801)	(402)	(23)	(1,226)
Exchange and other adjustments	(1,062)	(18)	(22)	(1,102)
At 31 December 2021	66,590	2,611	1,432	70,633
Additions through business combinations (Note 27)	–	46	–	46
Additions – separately acquired	2,051	12	105	2,168
Disposals	(57)	(105)	(36)	(198)
Exchange and other adjustments	(1,799)	(122)	(106)	(2,027)
At 31 December 2022	66,785	2,442	1,395	70,622
Additions through business combinations (Note 27)	65	35	–	100
Additions – separately acquired	2,530	200	170	2,900
Disposals	(669)	–	(14)	(683)
Exchange and other adjustments	496	30	24	550
At 31 December 2023	69,207	2,707	1,575	73,489
Amortisation and impairment losses
At 1 January 2021	22,564	2,128	968	25,660
Amortisation for year	2,908	172	63	3,143
Impairment charges	2,067	–	18	2,085
Transferred to Assets held for sale (Note 18)	(931)	(14)	–	(945)
Disposals	(797)	(402)	(21)	(1,220)
Exchange and other adjustments	(535)	(21)	(26)	(582)
At 31 December 2021	25,276	1,863	1,002	28,141
Amortisation for year	3,899	181	76	4,156
Impairment charges	236	82	–	318
Impairment reversals	(77)	–	(17)	(94)
Disposals	(55)	(105)	(20)	(180)
Exchange and other adjustments	(887)	(76)	(63)	(1,026)
At 31 December 2022	28,392	1,945	978	31,315
Amortisation for year	3,771	75	80	3,926
Impairment charges	434	–	–	434
Disposals	(667)	–	(12)	(679)
Exchange and other adjustments	336	41	27	404
At 31 December 2023	32,266	2,061	1,073	35,400
Net book value
At 31 December 2021	41,314	748	430	42,492
At 31 December 2022	38,393	497	417	39,307
At 31 December 2023	36,941	646	502	38,089

	2023	2022	2021
	$m	$m	$m
Net book value
Current intangible assets	–	–	105
Non-current intangible assets	38,089	39,307	42,387
At 31 December	38,089	39,307	42,492

Other intangibles consist mainly of research and device technologies and the Alexion brand name. Included within Software development costs are assets currently in development that will commence amortisation when ready for use.

Included within Additions − separately acquired are amounts of $625m (2022: $1,135m; 2021: $124m), relating to deferred payments and other non-cash consideration for the acquisition of Product, marketing and distribution rights, which are not reflected in the current year Consolidated Statement of Cash Flows. Disposals include amounts related to fully depreciated assets that are no longer in use by the Group.

Amortisation charges are recognised in profit as follows:

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Year ended 31 December 2021
Cost of sales	66	–	–	66
Research and development expense	–	33	–	33
Selling, general and administrative expense	2,842	138	63	3,043
Other operating income and expense	–	1	–	1
Total	2,908	172	63	3,143
Year ended 31 December 2022
Cost of sales	32	–	–	32
Research and development expense	–	30	–	30
Selling, general and administrative expense	3,867	151	76	4,094
Total	3,899	181	76	4,156
Year ended 31 December 2023
Cost of sales	32	–	–	32
Research and development expense	–	28	–	28
Selling, general and administrative expense	3,739	47	80	3,866
Total	3,771	75	80	3,926

Net impairment charges are recognised in profit as follows:

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Year ended 31 December 2021
Research and development expense	1,464	–	–	1,464
Selling, general and administrative expense	603	–	18	621
Total	2,067	–	18	2,085
Year ended 31 December 2022
Research and development expense	95	–	–	95
Selling, general and administrative expense	64	82	(17)	129
Total	159	82	(17)	224
Year ended 31 December 2023
Research and development expense	417	–	–	417
Selling, general and administrative expense	17	–	–	17
Total	434	–	–	434

Impairment charges and reversals

We perform a rigorous impairment trigger assessment for all our intangible assets. Intangible assets under development and not available for use are tested annually for impairment and other intangible assets are tested when there is an indication of impairment loss or reversal. Where testing is required, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss or reversal. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which it belongs. The Group considers that as the intangible assets are linked to individual products and that product cash flows are considered to be largely independent of other product cash flows, the CGU for intangibles is at the product level. Group-level budgets and forecasts include forecast capital investment and operational impacts related to sustainability projects, as well as inflationary impacts, and form the basis for the value in use models used for impairment testing.

An asset’s recoverable amount is determined as the higher of an asset’s or CGU’s fair value less costs to sell or value in use, in both cases using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining period of expected economic benefit. Where the value in use approach is used, the post-tax risk-adjusted cash flows are discounted using AstraZeneca’s post-tax weighted average cost of capital (7.5% for 2023, 7% for 2022 and 2021) which is a nominal rate. There is no material difference in the approach taken to using pre-tax cash flows and a pre-tax rate compared to post-tax cash flows and a post-tax rate, as required by IAS 36. Where fair value less costs to sell is used to determine recoverable value, the discount rate is assessed with reference to a market participant; this is not usually materially different to the AstraZeneca post-tax weighted average cost of capital of 7.5%. Intangible assets have been tested for impairment under the value in use basis at risk-adjusted post-tax discount rates ranging between 7.5% to 9.5%.

Key assumptions and significant estimates used in calculating the recoverable amounts are highly sensitive and specific to the nature of the Group’s activities including:

>	outcome of R&D activities
>	probability of technical and regulatory success
>	market volume, share and pricing (to derive peak year sales)
>	amount and timing of projected future cash flows
>	sales erosion curves following patent expiry.

Whilst the intangible assets portfolio is generally exposed to significant impairment risk within the next financial year, no sensitivities have been disclosed since no specific asset has been identified as having a significant risk of a material impairment arising from reasonably possible changes in key assumptions.

For assets held at fair value less costs to sell, we make appropriate adjustments to reflect market participant assessments.

In 2023, the Group recorded impairment charges of $17m in respect of launched products. Impairment charges recorded against products in development totalled $417m, including $244m related to ALXN1840 which was fully impaired following the decision to discontinue development.

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

The Group has performed an assessment on assets which have had impairments recorded in previous periods to determine if any reversals of impairments were required. No impairment reversals were recorded in 2023. Impairment reversals of $94m were recorded in 2022, including $77m in respect of products in development. No impairment reversals were recorded in 2021.

When launched products are partially impaired, the carrying values of these assets in future periods are particularly sensitive to changes in forecast assumptions, including those assumptions set out above, as the asset is impaired down to its recoverable amount.

Significant assets

	Carrying value	Remaining amortisation
	$m	period
C5 franchise (Soliris/Ultomiris) intangible assets arising from the acquisition of Alexion	14,356	4 to 12 years
Intangible assets arising from the acquisition of Acerta Pharma	4,335	9 years
Strensiq, Kanuma, Andexxa intangible assets arising from the acquisition of Alexion	4,147	9 to 15 years
Enhertu intangible assets acquired from Daiichi Sankyo	2,831	10 years
Intangible asset products in development arising from the acquisition of Alexion[1]	2,489	Not amortised
Intangible assets arising from the acquisition of ZS Pharma Inc.	1,838	8 years
Other intangible assets acquired from Daiichi Sankyo[1]	989	Not amortised
Baxdrostat intangible asset acquired from CinCor Pharma, Inc.[1]	780	Not amortised
Airsupra intangible asset	524	11 years
Intangible assets arising from the restructuring of a historical joint venture with MSD	472	3 to 6 years
Farxiga/Forxiga intangible assets acquired from BMS	426	3 years
Intangible assets arising from the acquisition of Pearl Therapeutics, Inc	412	5 to 6 years
Monalizumab intangible assets acquired from Innate Pharma[1]	370	Not amortised
RSV franchise assets arising from the acquisition of MedImmune	305	2 years
Rare disease portfolio assets acquired from Pfizer[1]	300	Not amortised

1	Assets in development are not amortised but are tested annually for impairment.

The intangible asset baxdrostat recognised on acquisition of CinCor Pharma, Inc. in 2023 was assessed under the optional concentration test in IFRS 3 and was determined to be an asset acquisition, as substantially all of the value of the gross assets acquired was concentrated in this single asset.

The acquisition of Pfizer’s pre-clinical rare disease gene therapy portfolio in 2023 was assessed under IFRS 3 and the transaction was treated as an asset acquisition.

11 Investments in associates and joint ventures

	2023	2022	2021
	$m	$m	$m
At 1 January	76	69	39
Additions	80	26	92
Share of after tax losses	(12)	(5)	(64)
Exchange and other adjustments	3	(14)	2
At 31 December	147	76	69

On 1 November 2023, AstraZeneca entered into an agreement with Cellectis, a clinical-stage biotechnology company, to accelerate the development of next generation therapeutics in areas of high unmet medical need, including oncology, immunology and rare diseases. Under the terms of the agreement, AstraZeneca contributed $80m in funds and holds a 22% interest in the associate entity.

On 29 January 2021, AstraZeneca entered into an agreement with IHP Holdings Limited to create and run an online platform (iHospital) offering consultations with physicians, repeat prescriptions and e-pharmacy in China. The agreement resulted in the formation of a new entity, IHP HK 27 Holdings Limited. AstraZeneca contributed $30m in initial funds and holds a 50% interest in the associate entity.

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

On 23 February 2018, AstraZeneca entered into an agreement with a consortium of investors to form a new, US-domiciled standalone company called Viela Bio. In February 2021, AstraZeneca agreed to divest its 26.7% ownership in Viela Bio, as part of the acquisition of Viela by Horizon Therapeutics plc. AstraZeneca received cash proceeds and profit of $776m upon closing with the profit recorded as Other operating income. In 2021, prior to divestment, the Group provided transitional research and development services to Viela Bio, comprising $1m of passed-through third-party costs incurred by the Group on behalf of Viela Bio.

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

On 1 December 2015, AstraZeneca entered into a joint venture agreement with Fujifilm Kyowa Kirin Biologics Co., Ltd. to develop a biosimilar using the combined capabilities of the two parties. The agreement resulted in the formation of a joint venture entity based in the UK, Centus Biotherapeutics Limited (Centus). Since its establishment, AstraZeneca has contributed $135m in cash to the joint venture entity and has a 50% interest in the joint venture. On 26 April 2023, Centus entered a voluntary liquidation process.

All investments are accounted for using the equity method. At 31 December 2023, unrecognised losses in associates and joint ventures totalled $140m (2022: $92m; 2021: $73m) which have not been recognised due to the investment carrying value reaching $nil value.

Aggregated summarised financial information for the associate and joint venture entities is set out below:

	2023	2022	2021
	$m	$m	$m
Non-current assets	424	290	215
Current assets	362	300	506
Total liabilities	(287)	(72)	(99)
Net assets	499	518	622
Amount attributable to AstraZeneca	85	91	65
Goodwill	52	–	–
Exchange adjustments	10	(15)	4
Carrying value of investments in associates and joint ventures	147	76	69

Joint contractual arrangements were entered into between AstraZeneca and Daiichi Sankyo Company Limited (Daiichi Sankyo); in March 2019 for the co-development and co-commercialisation of Enhertu and in July 2020 for the co-development and co-commercialisation of Dato-DXd. Each party shares global pre-tax net income from the collaboration on a 50:50 basis (with the exception of Japan where Daiichi Sankyo maintains exclusive rights and AstraZeneca receives a royalty). The joint operation is not structured through a separate legal entity, and it operates from AstraZeneca and Daiichi Sankyo’s respective principal places of business.

12 Other investments

	2023	2022	2021
	$m	$m	$m
Non-current investments
Equity securities at fair value through Other comprehensive income	1,530	1,056	1,168
Fixed income securities at fair value through profit or loss	–	10	–
Total	1,530	1,066	1,168
Current investments
Fixed income securities at fair value through profit or loss	20	13	16
Cash collateral pledged to counterparties	102	162	–
Fixed deposits	–	64	53
Total	122	239	69

Other investments held at FVOCI include equity securities which are not held for trading and which the Group has irrevocably elected at initial recognition to recognise in this category. Other investments held at FVPL mainly comprise fixed income securities that the Group holds to sell.

The fair value of listed investments is based on year end quoted market prices. Fixed deposits and Cash collateral pledged to counterparties are held at amortised cost with carrying value being a reasonable approximation of fair value given their short-term nature.

Cash collateral pledged to counterparties relates to collateral pledged on derivatives entered into to hedge the Group's risk exposures. In 2022, following significant foreign currency volatility increasing the collateral requirements, the Group revised its presentation to ‘Other investments’. In 2021 amounts of $47m are presented within Cash and cash equivalents.

Fair value hierarchy

The table below analyses equity securities and bonds, contained within Other investments and carried at fair value, by valuation method. The different levels have been defined as follows:

>	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
>	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
>	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	2023	2023	2022	2022	2021	2021
	FVPL	FVOCI	FVPL	FVOCI	FVPL	FVOCI
	$m	$m	$m	$m	$m	$m
Level 1	20	1,217	13	880	16	1,064
Level 2	–	–	–	–	–	–
Level 3	–	313	10	176	–	104
Total	20	1,530	23	1,056	16	1,168

Assets are transferred in or out of each Level on the date of the event or change in circumstances that caused the transfer.

Equity securities that are analysed at Level 3 include investments in private biotech companies. In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusting as necessary for impairments and revaluations on new funding rounds, which approximates to fair value. Movements in Level 3 investments are detailed below:

	2023	2023	2022	2022	2021
	FVPL	FVOCI	FVPL	FVOCI	FVOCI
	$m	$m	$m	$m	$m
At 1 January	10	176	–	104	217
Additions	–	127	10	32	1
Revaluations	3	14	–	50	–
Net transfers out from Level 3 to Level 1	–	–	–	(4)	(113)
Disposals	(13)	(8)	–	(5)	–
Impairments and exchange adjustments	–	4	–	(1)	(1)
At 31 December	–	313	10	176	104

13 Derivative financial instruments

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Interest rate swaps related to instruments designated at fair value through profit or loss[1]	25	–	–	–	25
Cross currency swaps designated in a net investment hedge	62	–	–	(2)	60
Cross currency swaps designated in a cash flow hedge	–	–	–	(43)	(43)
Forward FX designated in a cash flow hedge[2]	–	13	–	–	13
Other derivatives	15	70	(79)	–	6
31 December 2021	102	83	(79)	(45)	61

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Interest rate swaps related to instruments designated at fair value through profit or loss[1]	–	1	–	–	1
Cross currency swaps designated in a net investment hedge	55	–	–	(4)	51
Cross currency swaps designated in a cash flow hedge	–	–	–	(160)	(160)
Forward FX designated in a cash flow hedge[2]	–	1	(13)	–	(12)
Other derivatives	19	85	(80)	–	24
31 December 2022	74	87	(93)	(164)	(96)

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Cross currency swaps designated in a net investment hedge	100	–	–	(1)	99
Cross currency swaps designated in a cash flow hedge	116	–	(30)	(37)	49
Forward FX designated in a cash flow hedge[2]	–	19	(4)	–	15
Other derivatives	12	97	(122)	–	(13)
31 December 2023	228	116	(156)	(38)	150

1	Interest rate swaps related to instruments designated at fair value through profit or loss matured in 2023.
2	Forward FX designated in a cash flow hedge relates to contracts hedging anticipated CNY, EUR, GBP, JPY and SEK transactions occurring in the quarter immediately after the balance sheet date.

All derivatives are held at fair value and fall within Level 2 of the fair value hierarchy as defined in Note 12, except for an equity warrant which falls within Level 3 (valued at $12m (2022: $19m; 2021: $15m), held within Non-current assets). None of the derivatives have been reclassified in the year.

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

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows:

			2023			2022			2021
Derivatives	0.1%	to	5.3%	0.1%	to	4.7%	(0.5)%	to	3.6%

14 Non-current other receivables

	2023	2022	2021
	$m	$m	$m
Prepayments	274	243	391
Accrued income	52	44	61
Retirement benefit scheme surpluses (Note 22)	92	90	–
Other receivables	385	458	443
Non-current other receivables	803	835	895

Prepayments include $nil (2022: $nil; 2021: $92m) in relation to our research collaboration with Moderna. Other receivables include $51m (2022: $71m; 2021: $44m) owed by FibroGen, Inc. for promotional activity in China pursuant to the roxadustat collaboration.

15 Inventories

	2023	2022	2021
	$m	$m	$m
Raw materials and consumables	1,531	1,422	1,755
Inventories in process	2,325	1,864	5,216
Finished goods and goods for resale	1,568	1,413	2,012
Inventories	5,424	4,699	8,983

The Group recognised $6,038m (2022: $9,618m; 2021: $9,640m) of inventories as an expense within Cost of sales during the year.

Inventory write-downs in the year amounted to $574m (2022: $479m; 2021: $552m), principally arising from the reassessment of usage or demand expectations prior to inventory expiration.

16 Current trade and other receivables

	2023	2022	2021
	$m	$m	$m
Trade receivables	8,452	7,271	6,054
Less: Expected credit loss provision (Note 28)	(45)	(59)	(23)
	8,407	7,212	6,031
Other receivables	1,639	1,659	1,808
Prepayments	1,617	1,329	1,512
Government grants receivable	11	25	–
Accrued income	452	296	293
Trade and other receivables	12,126	10,521	9,644

Trade receivables include $1,977m (2022: $2,470m; 2021: $1,865m) measured at FVOCI classified ‘hold to collect and sell’ as they are due from customers that the Group has the option to factor, or relate to bank acceptance drafts received in settlement of trade receivables per common practice in China.

All other financial assets included within Current trade and other receivables are held at amortised cost with carrying value being a reasonable approximation of fair value.

17 Cash and cash equivalents

	2023	2022	2021
	$m	$m	$m
Cash at bank and in hand	1,325	1,411	1,461
Short-term deposits	4,515	4,755	4,868
Cash and cash equivalents	5,840	6,166	6,329
Unsecured bank overdrafts	(203)	(183)	(291)
Cash and cash equivalents in the cash flow statement	5,637	5,983	6,038

AstraZeneca invests in constant net asset value funds, low-volatility net asset value funds and short-term variable net asset value funds with same day access for subscription and redemption. These investments fail the ‘solely payments of principal and interest’ test criteria under IFRS 9. They are therefore measured at FVPL, although the fair value is materially the same as amortised cost.

Non-cash and other movements, within operating activities in the Consolidated Statement of Cash Flows, includes:

	2023	2022	2021
	$m	$m	$m
Share-based payments charge for the period	579	619	615
Settlement of share plan awards	(650)	(592)	(570)
Pension contributions	(188)	(205)	(174)
Pension charges recorded in operating profit	55	101	136
Long-term provision charges recorded in operating profit	460	87	270
(Gain)/loss on disposal of tangible assets	(41)	(112)	4
Update to the contractual relationships for Beyfortus (nirsevimab)	(729)	–	–
Foreign exchange and other[1]	128	(590)	(186)
Total operating activities non-cash and other movements	(386)	(692)	95

1	Foreign exchange and other includes, among other items, the foreign exchange of inter-company transactions, including dividends, across Group entities and the related impact from hedging those transactions.

18 Assets held for sale

Assets held for sale amount to $nil (2022: $150m; 2021: $368m).

In 2022, Assets held for sale comprised Property, plant and equipment assets relating to the West Chester site in Ohio, US. The transaction closed on 30 January 2023.

In 2021, Assets held for sale comprised Intangible assets relating to the rights to certain respiratory assets acquired from Almirall and Actavis plc. (including Tudorza and Duaklir). The transaction closed on 4 January 2022.

19 Interest-bearing loans and borrowings

		Repayment	2023	2022	2021
		dates	$m	$m	$m
Current liabilities
Bank overdrafts		On demand	203	183	291
Other short-term borrowings excluding overdrafts			97	78	3
Collateral received from derivative counterparties			215	89	93
Lease liabilities			271	228	233
Floating rate notes	US dollars	2022	–	–	250
2.375% Callable bond	US dollars	2022	–	–	999
0.3% Callable bond	US dollars	2023	–	1,399	–
2023 Floating bank loan	US dollars	2023	–	2,000	–
Floating rate notes	US dollars	2023	–	400	–
3.5% Callable bond	US dollars	2023	–	849	–
7% Guaranteed debentures	US dollars	2023	–	294	–
0.75% Callable bond	euros	2024	995	–	–
0.7% Callable bond	US dollars	2024	1,600	–	–
2024 Floating rate bank loans	US dollars	2024	2,000	–	–
Other loans (including commercial paper)		Within one year	19	22	24
Total			5,400	5,542	1,893
Non-current liabilities
Lease liabilities			857	725	754
0.3% Callable bond	US dollars	2023	–	–	1,397
2023 Floating bank loan	US dollars	2023	–	–	1,998
Floating rate notes	US dollars	2023	–	–	400
3.5% Callable bond	US dollars	2023	–	–	848
7% Guaranteed debentures	US dollars	2023	–	–	320
0.75% Callable bond	euros	2024	–	957	1,014
0.7% Callable bond	US dollars	2024	–	1,598	1,598
2024 Floating bank loans	US dollars	2024	–	1,998	1,997
3.375% Callable bond	US dollars	2025	1,994	1,992	1,988
0.7% Callable bond	US dollars	2026	1,196	1,195	1,193
1.2% Callable bond	US dollars	2026	1,248	1,246	1,245
3.625% Callable bond	euros	2027	829	–	–
3.125% Callable bond	US dollars	2027	747	746	745
4.875% Callable bond	US dollars	2028	1,095	–	–
1.25% Callable bond	euros	2028	879	845	896
1.75% Callable bond	US dollars	2028	1,246	1,245	1,244
4% Callable bond	US dollars	2029	995	995	994
0.375% Callable bond	euros	2029	881	846	898
4.9% Callable bond	US dollars	2030	645	–	–
1.375% Callable bond	US dollars	2030	1,294	1,293	1,292
2.25% Callable bond	US dollars	2031	747	747	746
5.75% Non-callable bond	pound sterling	2031	444	420	470
3.75% Callable bond	euros	2032	827	–	–
4.875% Callable bond	US dollars	2033	497	–	–
6.45% Callable bond	US dollars	2037	2,725	2,724	2,724
4% Callable bond	US dollars	2042	989	988	988
4.375% Callable bond	US dollars	2045	981	981	980
4.375% Callable bond	US dollars	2048	738	737	737
2.125% Callable bond	US dollars	2050	487	487	486
3% Callable bond	US dollars	2051	735	735	734
Other loans	US dollars		146	190	202
Total			23,222	23,690	28,888
Total interest-bearing loans and borrowings[1,2]			28,622	29,232	30,781

1	All loans and borrowings above are unsecured. In previous years, there were current (2022: $22m; 2021: $24m) and non-current (2022: $181m; 2021: $188m) secured loans, both included within Other loans.
2	The $2bn USD 2024 floating rate bank loans pay interest rate based on compounded daily USD Secured Overnight Funding Rate (SOFR).

	Total	Total	Total
	loans and	loans and	loans and
	borrowings	borrowings	borrowings
	2023	2022	2021
	$m	$m	$m
At 1 January	29,232	30,781	20,380
Changes from financing cash flows
Issue of loans and borrowings	3,816	–	12,929
Repayment of loans and borrowings	(4,942)	(1,271)	(4,759)
Movement in short-term borrowings	161	74	(276)
Repayment of obligations under leases	(268)	(244)	(240)
Total changes in cash flows arising on financing activities from borrowings	(1,233)	(1,441)	7,654
Movement in overdrafts	20	(85)	31
New lease liabilities	444	253	503
Additions through business combinations	–	5	2,523
Exchange	187	(287)	(378)
Other movements	(28)	6	68
At 31 December	28,622	29,232	30,781

Also included within cash flows arising from financing activities within the Consolidated Statement of Cash Flows is a $867m cash outflow (2022: outflow of $920m; 2021: $nil) related to the Acerta Pharma share purchase liability which has a closing liability at 31 December 2023 of $833m (2022: $1,646m; 2021: $2,458m) within Trade and other payables (see Note 20).

Set out below is a comparison by category of carrying values and fair values of all the Group’s interest-bearing loans and borrowings:

	Instruments		Instruments			Total
	designated		designated in		Amortised	carrying	Fair
	at fair value	[1]	cash flow hedge	[2]	cost	value	value
	$m		$m		$m	$m	$m
2021
Overdrafts	–		–		291	291	291
Lease liabilities due within one year	–		–		233	233	233
Lease liabilities due after more than one year	–		–		754	754	754
Loans and borrowings due within one year	–		–		1,369	1,369	1,378
Loans and borrowings due after more than one year	320		1,910		25,904	28,134	30,596
Total at 31 December 2021	320		1,910		28,551	30,781	33,252
2022
Overdrafts	–		–		183	183	183
Lease liabilities due within one year	–		–		228	228	228
Lease liabilities due after more than one year	–		–		725	725	725
Loans and borrowings due within one year	294		–		4,837	5,131	5,105
Loans and borrowings due after more than one year	–		1,802		21,163	22,965	21,657
Total at 31 December 2022	294		1,802		27,136	29,232	27,898
2023
Overdrafts	–		–		203	203	203
Lease liabilities due within one year	–		–		271	271	271
Lease liabilities due after more than one year	–		–		857	857	857
Loans and borrowings due within one year	–		995		3,931	4,926	4,887
Loans and borrowings due after more than one year	–		2,535		19,830	22,365	21,769
Total at 31 December 2023	–		3,530		25,092	28,622	27,987

1	Instruments designated at FVPL include the US dollar 7% guaranteed debentures which matured on 15 November 2023.
2Instruments designated in cash flow hedges are our euro 500m 0.25% Callable bond which matured in 2021, our euro 900m 0.75% 2024 Callable bond, our euro 750m 3.625% 2027 Callable bond, our euro 800m 1.25% 2028 Callable bond, and our euro 750m 3.75% 2032 Callable bond.

The fair value of fixed-rate publicly traded debt is based on year end quoted market prices; the fair value of floating rate debt is nominal value, as mark-to-market differences would be minimal given the frequency of resets. The carrying value of loans designated at FVPL is the fair value; this falls within the Level 1 valuation method as defined in Note 12. For loans designated in a fair value hedge relationship, carrying value is initially measured at fair value and remeasured for fair value changes in respect of the hedged risk at each reporting date. All other loans are held at amortised cost. Fair values, as disclosed in the table above, are all determined using the Level 1 valuation method as defined in Note 12, with the exception of overdrafts and lease liabilities, where fair value approximates to carrying values.

A loss of $6m was made during the year on the fair value of bonds designated as FVPL. A gain of $25m has been made on these bonds since designation. Under IFRS 9, the Group records the component of fair value changes relating to the component of own credit risk through Other comprehensive income. Changes in credit risk had no material effect on any other financial assets and liabilities recognised at fair value in the Group Financial Statements. The change in fair value attributable to changes in credit risk is calculated as the change in fair value not attributable to market risk.

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows:

			2023				2022			2021
Loans and borrowings	n/a	to	n/a	[1]	4.3%	to	4.9%	0.1%	to	0.6%

1	All bonds designated as FVPL have matured prior to the reporting date.

20 Trade and other payables

	2023	2022	2021
	$m	$m	$m
Current liabilities
Trade payables	3,267	2,550	2,824
Value-added and payroll taxes and social security	492	468	463
Rebates, chargebacks, returns and other revenue accruals	7,817	6,078	5,298
Clinical trial accruals	1,424	1,417	1,047
Other accruals	6,112	5,551	5,649
Collaboration Revenue contract liabilities	7	12	12
Vaccine contract liabilities	142	169	1,003
Deferred government grant income	–	1	67
Contingent consideration	966	757	849
Acerta Pharma share purchase liability (Note 26)	833	867	920
Other payables	1,314	1,170	806
Total	22,374	19,040	18,938
Non-current liabilities
Accruals	36	37	25
Collaboration Revenue contract liabilities	7	14	26
Contingent consideration	1,171	1,465	2,016
Acerta Pharma share purchase liability (Note 26)	–	779	1,538
Other payables	1,446	1,975	1,328
Total	2,660	4,270	4,933

Included within Rebates, chargebacks, returns and other revenue accruals are contract liabilities of $102m (2022: $87m; 2021: $99m). The revenue recognised in the year from opening contract liabilities is $88m, comprising $76m relating to other revenue accruals and $12m Collaboration Revenue contract liabilities. The major markets with Rebates, chargebacks, returns and other revenue accruals are the US where the liability at 31 December 2023 amounted to $5,116m (2022: $3,961m; 2021: $3,172m), of which Rare Disease comprises $190m (2022: $139m; 2021: $127m), and China where the liability at 31 December 2023 amounted to $567m (2022: $579m; 2021: $814m).

Trade payables includes $123m (2022: $67m; 2021: $44m) due to suppliers that have signed up to a supply chain financing programme, under which the suppliers can elect on an invoice-by-invoice basis to receive a discounted early payment from the relationship bank rather than being paid in line with the agreed payment terms. If the option is taken, the Group’s liability is assigned by the supplier to be due to the relationship bank rather than the supplier. The value of the liability payable by the Group remains unchanged. The Group assesses the arrangement against indicators to assess if debts which vendors have sold to the funder under the supplier financing scheme continue to meet the definition of trade payables or should be classified as borrowings. At 31 December 2023, the payables met the criteria of Trade payables. The supply chain financing programme operates in the US, UK, Sweden, China and Germany, and as at 31 December 2023, the programme had 461 suppliers enrolled across these countries.

Vaccine contract liabilities relate to amounts received from customers, primarily government bodies, in advance of supply of product.

Deferred government grant income relates to government grants received or receivable but for which the related expenses have not been incurred.

Included within current Other payables are liabilities to Daiichi Sankyo totalling $199m (2022: $100m; 2021: $nil) resulting from the collaboration agreement in relation to Enhertu entered into in March 2019 and $nil (2022: $nil; 2021: $324m) in relation to Dato-DXd entered into in July 2020. Additionally, included within non-current Other payables are liabilities totalling $774m (2022: $1,125m; 2021: $100m) as a result of the Enhertu collaboration agreement and $464m (2022: $nil; 2021: $nil) as a result of the Airsupra collaboration agreement.

In November 2020, Calquence received marketing approval in the EU, which removed all remaining conditionality in respect of the Acerta Pharma put and call options regarding the non-controlling interest; the option was exercised in April 2021 (see Note 26). The payments will be made in similar annual instalments in 2022 through to 2024, with the first payment of $920m made in 2022 and the second payment of $867m made in 2023, with a closing liability as at 31 December 2023 of $833m (2022: $1,646m; 2021: $2,458m). Interest arising from amortising the liability is included within Finance expense (see Note 3). The associated cash flows are disclosed as financing activities within the Consolidated Statement of Cash Flows.

With the exception of Contingent consideration payables of $2,137m (2022: $2,222m; 2021: $2,865m) which are held at fair value within Level 3 of the fair value hierarchy as defined in Note 12, all other financial liabilities are held at amortised cost with carrying value being a reasonable approximation of fair value.

Contingent consideration

	2023	2022	2021
	$m	$m	$m
At 1 January	2,222	2,865	3,323
Additions through business combinations	60	–	–
Settlements	(826)	(772)	(643)
Disposals	–	(121)	–
Revaluations	549	82	14
Reclassification to Other payables	–	–	(55)
Discount unwind (Note 3)	132	168	226
At 31 December	2,137	2,222	2,865

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

Revaluations of Contingent consideration are recognised in Selling, general and administrative expense and include an increase of $520m in 2023 (2022: an increase of $182m; 2021: an increase of $42m) based on revised milestone probabilities, and revenue and royalty forecasts, relating to the acquisition of BMS’s share of the Global Diabetes Alliance. Discount unwind on the liability is included within Finance expense (see Note 3).

The discount rate used for the Contingent consideration balances range from 5% to 8%. The most significant Contingent consideration balance is the Global Diabetes Alliance which is discounted at 8% and is reviewed against comparable benchmarks on a regular basis.

Management has identified that reasonably possible changes in certain key assumptions, including the likelihood of achieving successful trial results, obtaining regulatory approval, the projected market share of the therapy area and expected pricing for launched products, may cause the calculated fair value of the above contingent consideration to vary materially in future years.

The contingent consideration balance relating to BMS’s share of Global Diabetes Alliance of $1,945m (2022: $2,124m; 2021: $2,544m) would increase/decrease by $195m with an increase/decrease in sales of 10% as compared with the current estimates.

The maximum development and sales milestones payable under outstanding Contingent consideration arrangements arising on business combinations are as follows:

		Nature of	Maximum future milestones
Acquisitions	Year	contingent consideration	$m
Spirogen	2013	Milestones	180
Amplimmune, Inc.	2013	Milestones	150
Almirall[1]	2014	Milestones and royalties	345
Neogene	2023	Milestones	110

1	These contingent consideration liabilities have been designated as the hedge instrument in a net investment hedge of foreign currency risk arising on the Group’s underlying US dollar net investments held in non-US dollar denominated subsidiaries. Exchange differences on the retranslation of the contingent consideration liability are recognised in Other comprehensive income to the extent that the hedge is effective. Any ineffectiveness is taken to profit.

The amount of royalties payable under the arrangements is inherently uncertain and difficult to predict, given the direct link to future sales and the range of outcomes. The maximum amount of royalties payable in each year is with reference to net sales.

21 Provisions

			Employee		Other
	Severance	Environmental	benefits	Legal	provisions	Total
	$m	$m	$m	$m	$m	$m
At 1 January 2021	214	100	128	348	770	1,560
Additions through business combinations (Note 27)	–	–	41	73	27	141
Charge for year	238	23	46	109	456	872
Cash paid	(172)	(32)	(49)	(285)	(84)	(622)
Reversals	(62)	–	–	(5)	(175)	(242)
Exchange and other movements	(6)	(1)	29	(1)	(6)	15
At 31 December 2021	212	90	195	239	988	1,724
Charge for year	227	61	1	830	365	1,484
Cash paid	(223)	(19)	(41)	(814)	(185)	(1,282)
Reversals	(43)	–	(27)	(94)	(98)	(262)
Exchange and other movements	(8)	(1)	15	–	(52)	(46)
At 31 December 2022	165	131	143	161	1,018	1,618
Charge for year	123	21	22	1,102	245	1,513
Cash paid	(87)	(41)	(14)	(219)	(404)	(765)
Reversals	(28)	(3)	(3)	(23)	(143)	(200)
Exchange and other movements	3	4	20	(5)	(33)	(11)
At 31 December 2023	176	112	168	1,016	683	2,155

	2023	2022	2021
	$m	$m	$m
Due within one year	1,028	722	768
Due after more than one year	1,127	896	956
Total	2,155	1,618	1,724

Provisions are often subject to substantial uncertainties with regard to the timing and final amounts of any payments. Once established, these amounts remain in Provisions even after settlement is reached and uncertainty resolved, with no transfer to Trade and other payables prior to payment. This is to provide more transparent disclosure of subsequent movements in brought forward and carried forward balances. Settled legal claims included within provisions are held at amortised cost with carrying value being a reasonable approximation of fair value.

Severance provisions arise predominantly in connection with global restructuring initiatives, including the PAAGR, which involve rationalisation of the global supply chain, the sales and marketing organisation, IT and business support infrastructure, and R&D.

In conjunction with the acquisition of Alexion in 2021, the enlarged Group initiated the PAAGR; a global restructuring programme, aimed at integrating systems, structure and processes, optimising the global footprint and prioritising resource allocations and investments. This includes the commencement of work on the planned upgrade of the Group's Enterprise Resource Planning IT systems (Axial Project). The Group has also continued to progress other legacy restructuring programmes.

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

Details of the Environmental provisions totalling $112m (2022: $131m; 2021: $90m) and ongoing matters are provided in Note 30. These uncertainties can also cause reversal in previously established provisions once final settlement is reached.

Legal issues are often subject to substantial uncertainties with regard to the timing and final amounts of any payments. A significant proportion of the total legal provision, $616m (2022: $30m; 2021: $15m) due within one year and $372m (2022: $92m; 2021: $105m) due after more than one year1, relates to matters settled, but not paid, in previous periods, further details are provided in Note 30.

The majority of Employee benefit provisions relate to Executive Deferred Compensation Plans, which include uncertainty over the ultimate timing and amount of payment to be made to the executives.

Other provisions comprise amounts relating to specific contractual or constructive obligations and disputes. Included within Other provisions are amounts associated with long-standing product liability settlements that arose prior to the merger of Astra and Zeneca, which given the nature of the provision, the amounts are expected to be settled over many years; the final settlement values and timings are uncertain. Also included in Other provisions is an amount of $163m (2022: $165m; 2021: $185m), in relation to third-party liability and other risks (including incurred but not yet reported claims); the claims are considered to be uncertain as to timing and amount. Charges to Other provisions in 2023 included $87m (2022: $12m; 2021: $243m) in relation to the PAAGR restructuring programme, which has a closing provision of $49m (2022: $143m; 2021: $243m), including $8m (2022: $95m; 2021: $158m) held in non-current provisions expected to be settled over time by 2025. In 2022, charges to Other provisions included $301m in relation to termination fees and onerous contracts with contract manufacturing organisations, the vast majority of which was settled in 2023.

No provision has been released or applied for any purpose other than that for which it was established.

1 The profile of future payments of legal provisions due after one year is as follows; in one to two years $180m (2022: $22m; 2021: $14m), in two to three years $159m (2022: $21m; 2021: $17m), in three to four years $10m (2022: $9m; 2021: $22m), in four to five years $9m (2022: $9m; 2021: $9m), and in more than five years $14m (2022: $31m; 2021: $43m).

22 Post-retirement pension and other defined benefit schemes

Background

This section predominantly covers defined benefit arrangements like post-retirement pension and medical plans which make up the vast bulk of the Group’s liabilities. However, it also incorporates other benefits which fall under IAS 19 rules and which require an actuarial valuation, including but not limited to: lump sum plans, long service awards and defined contribution pension plans which have some defined benefit characteristics (e.g. a minimum guaranteed level of benefit). In total, over 50 plans in 28 countries are covered.

The Group and most of its subsidiaries offer retirement plans which cover the majority of employees. The Group’s policy is to provide defined contribution (DC) orientated pension provision to its employees unless otherwise compelled by local regulation. As a result, many of these retirement plans are DC, where the Group contribution and resulting charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK and Sweden, are defined benefit (DB), where benefits are based on employees’ length of service and salary. The major DB plans are largely legacy arrangements as they have been closed to new entrants since 2000, apart from the collectively bargained Swedish plan (which is still open to employees born before 1979). During 2010, following consultation with its UK employees’ representatives, the Group introduced a freeze on pensionable pay at 30 June 2010 levels for DB members of the UK Pension Fund. The number of active members in the Fund continues to decline and is now 400 employees.

The major DB plans are funded through separate, fiduciary-administered assets. The cash funding of the plans, which may from time to time involve payments from the Group, is designed, in consultation with independent qualified actuaries, to ensure that the assets are sufficient to meet future obligations as and when they fall due. The funding level is monitored by the Group and local fiduciaries, who take into account the strength of the Group’s covenant, local regulation, cash flows, and the solvency and maturity of the pension plan.

Financing Principles and Funding Framework

Eighty six per cent of the Group’s total DB obligations (or 66% of net obligations) at 31 December 2023 are in schemes within the UK and Sweden. In these countries, the pension obligations are funded in line with the Group’s financing principles, as disclosed in prior years.

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

UK

The UK Pension Fund represents approximately 65% of the Group’s DB obligations at 31 December 2023. The financing principles are modified in light of the UK regulatory requirements (summarised below) and resulting discussions with the Trustee.

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

The UK pensions industry is regulated by The Pensions Regulator whose statutory objectives and regulatory powers are described on its website, www.thepensionsregulator.gov.uk.

The Pension Scheme Act 2021 became effective in the UK from 1 October 2021. A section of this Act places additional legal requirements on companies who sponsor UK defined benefit pension schemes, to monitor and assess corporate activity, with a focus on the potential impact of such activity on the ongoing security of these benefits. The Group maintains a framework to ensure it meets its responsibilities under the Act.

There have been two UK High Court Rulings relating to Guaranteed Minimum Pensions (GMP) equalisation in 2018 and 2020. Following the publication of guidance around implementation in 2021, the Trustee, with input from the Group, has now completed the equalisation of benefits for the vast majority of pensioner members, with the project expected to complete in 2024. Further details are set out later in this Note. An estimate of the impact of these changes has already been recognised in 2018 and 2020, and actual experience is in line with the estimates previously recognised.

In June 2023, the UK High Court (Virgin Media Limited v NTL Pension Trustees II Limited) ruled that certain historical amendments for contracted-out defined benefit schemes were invalid if they were not accompanied by the correct actuarial confirmation. The judgment is subject to appeal. The Trustee and Group are monitoring developments and will consider if there are any implications for the UK Pension Fund, if the ruling is upheld.

Funding requirements

UK legislation requires that an actuarial valuation is completed for all DB pension schemes every three years, which compares the schemes’ liabilities to its assets. As part of the triennial valuation process, the Trustee and the Group must agree on a set of assumptions to value the liabilities and determine the contributions required, if any, to ensure the UK Pension Fund is fully funded over an appropriate time period and on a suitably prudent measure. The assumptions used to value the liabilities for the triennial actuarial valuation are required to be prudent, whereas the assumptions used to prepare an IAS 19 accounting valuation are required to be ‘best estimate’.

The last full actuarial valuation of the UK Pension Fund was carried out by a qualified actuary as at 31 March 2022 and finalised in May 2023, ahead of the statutory deadline.

Under the funding assumptions used to set the statutory funding target, the key assumptions from the actuarial valuation as at 31 March 2022 (shown as a single-equivalent rate) were as follows: salary increases at 0% per annum (as a result of pensionable pay levels being frozen in 2010); pension increases at 3.64% per annum; and discount rate at 3.03% per annum. The resulting valuation of the Fund’s liabilities on that basis was £5,951m ($7,820m) compared to a market valuation of assets at 31 March 2022 of £5,604m ($7,364m).

Aspects of the triennial actuarial valuation are governed by a long-term funding agreement, effective since October 2016, which sets out a path to full funding on a low-risk measure. Under this agreement, if a deficit exists, the Group is required to provide security. This security takes the form of a charge in favour of the Trustee over all land and buildings on the Group’s Cambridge Biomedical Campus site. This charge was enacted in December 2023, and provides long-term security to the Trustee in respect of the Group’s future deficit recovery contributions. The value of the charge is currently £317m ($404m) and it is capped at £350m ($446m). The value of the charge will vary and is expected to reduce over time, before falling away. Under the terms of the charge, the Trustee can only exercise its right over the ownership of the site in a Group insolvency event.

In relation to deficit recovery contributions, a lump sum contribution of £39m ($48m) was made in March 2023, with a further annual contribution of £39m ($50m) due before 31 March 2024, and each year up to March 2028.

Further progress was made over 2023 in equalising GMP for members of the UK Pension Fund. The method of equalisation converts GMP to non-GMP pension to simplify the structure and administration of benefits. As at 31 December 2023, almost all pensioner and dependent members have had their benefits equalised and, for non-pensioner members, a process will be in place in 2024 to equalise their benefits at their point of retirement. As part of the project, a Pension Increase Exchange (‘PiE’) option was also made available to the majority of pensioner members, at the Group’s discretion. This option provided the member with a choice to opt for a higher pension right away, but with no, or fewer, inflation-linked increases in the future. Take-up of this option resulted in a reduction to expected future liabilities and a $16m past service credit was taken to the income statement in March 2023.

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

On current bases, it is expected that ongoing contributions (excluding those in respect of past service deficit contributions) during the year ending 31 December 2024 for the UK scheme will be approximately $18m.

United States

In May 2023, AstraZeneca Pharmaceuticals LP agreed a buy-out of its qualified US Defined Benefit Pension Plan with an external insurer. All Plan liabilities (approximately $840m) have now been discharged (via a mix of cash payments to participants and purchase of insured annuities), with an impact of $1.7m on the income statement and a net Group cash contribution of approximately $25m. The Plan is wound up and the Trust is closed. The transaction will be completed in 2024, pending approval of Group annuity contracts from State Regulators.

There are three remaining immaterial US post-retirement benefit plans and therefore from 2024, these will not be individually disclosed.

Sweden

The Swedish plans account for 20% of the Group’s defined benefit obligations. They are governed by Fiduciary Bodies with responsibility for the investment of the assets. These plans are funded in line with the Group’s financing principles and local regulations.

The Swedish defined benefit pension plans were actuarially valued at 31 December 2022, when plan obligations were estimated to amount to $1,312m and plan assets were $946m. The local Swedish GAAP funding position can influence contribution policy. Over 2023, for the main pension fund the Group did not request a reimbursement of benefit payments made throughout the year as the funding level was below 100% on the Swedish GAAP basis. The benefit payments over 2023, totalling approximately $47m, are therefore regarded as Group contributions.

On current bases, it is expected that ongoing contributions (excluding those in respect of past service deficit contributions) during the year ending 31 December 2024 for Sweden will be approximately $53m.

Other defined benefit plans

The Group provides benefit plans other than pensions which have to be reported under IAS 19. These include lump sum plans, long service awards and defined contribution pension plans which have a guaranteed minimum benefit. However, the largest category of these ‘other’ non-pension plans are healthcare benefits.

In the US, and to a lesser extent in certain other countries, the Group’s employment practices include the provision of healthcare and life assurance benefits for eligible retired employees. As at 31 December 2023, some 2,673 retired employees and covered dependents currently benefit from these provisions and some 2,133 current employees will be eligible on their retirement. The Group accrues for the present value of such retiree obligations over the working life of the employee. In practice, these benefits will be funded with reference to the financing principles.

In the US, the Post Retirement Welfare Plan which provides retiree medical benefits has a surplus of $66m. As a result, the investment strategy has been fully de-risked. The Group has concluded that under current legislation, the surplus would be repayable in the future to subsidise other medical benefits offered to employees.

The cost of post-retirement benefits other than pensions for the Group in 2023 was $1m (2022: $1m; 2021: $1m). Plan assets were $161m and plan obligations were $114m at 31 December 2023. These benefit plans have been included in the disclosure of post-retirement benefits under IAS 19.

Financial assumptions

Qualified independent actuaries have updated the actuarial valuations under IAS 19 for the major defined benefit schemes operated by the Group to 31 December 2023. The assumptions used may not necessarily be borne out in practice, due to the inherent financial and demographic uncertainty associated with making long-term projections. These assumptions reflect the changes which have the most material impact on the results of the Group and were as follows:

				2022
	UK	US	Sweden	Rest of Group[1]
Inflation assumption	3.2%	–	1.9%	2.5%
Rate of increase in salaries	– [2]	–	3.4%	4.0%
Rate of increase in pensions in payment	3.1%	–	1.9%	2.5%
Discount rate – defined benefit obligation	4.9%	5.0%	4.1%	3.7%
Discount rate – interest cost	5.0%	4.9%	4.0%	3.8%
Discount rate – service cost	4.8%	n/a	4.0%	3.7%

					2023
	UK		US	Sweden	Rest of Group[1]
Inflation assumption	3.1	% [3]	–	1.6%	2.2%
Rate of increase in salaries	–	[2]	–	3.1%	3.7%
Rate of increase in pensions in payment	2.9%		–	1.6%	2.2%
Discount rate – defined benefit obligation[4]	4.6%		4.7%	3.3%	3.3%
Discount rate – interest cost[5]	4.6%		4.7%	3.3%	3.3%
Discount rate – service cost[5]	4.5%		n/a	3.3%	3.3%

1	Rest of Group reflects the assumptions in Germany as these have the most material impact on the Group.
2Pensionable pay frozen at 30 June 2010 levels following UK fund changes.
3The UK inflation assumption includes an allowance for some UK inflation experience over 2023.
4Group defined benefit obligation as at 31 December 2023 calculated using discount rates based on market conditions as at 31 December 2023.
52023 interest costs and service costs calculated using discount rates based on market conditions as at 31 December 2022.

The weighted average duration of the post-retirement scheme obligations is approximately 11 years in the UK, 16 years in Sweden and 13 years for the Rest of the Group (including Germany).

Demographic assumptions

The mortality assumptions are based on country-specific mortality tables. These are compared to actual experience and adjusted where sufficient data are available. Additional allowance for future improvements in life expectancy is included for all major schemes where there is credible data to support a continuing trend.

The table below illustrates life expectancy assumptions at age 65 for male and female members retiring in 2023 and male and female members expected to retire in 2043 (2022: 2022 and 2042 respectively).

	Life expectancy assumption for a male member retiring at age 65				Life expectancy assumption for a female member retiring at age 65
Country	2023	2043	2022	2042	2023	2043	2022	2042
UK	22.1	23.1	22.2	23.2	23.7	24.8	23.8	24.9
US	22.2	24.6	22.0	23.2	23.3	26.2	23.4	25.0
Sweden	21.8	23.6	21.8	23.6	23.9	26.0	23.9	26.0

In the UK, the Group adopted the CMI 2022 Mortality Projections Model with a 1% long-term improvement rate. No other demographic assumptions have changed since they were updated in 2022 following the actuarial valuation. The Group has continued to assume that 25% of members (2022: 25%) will transfer out of the defined benefit section of the AstraZeneca Pension Fund at the point of retirement.

In the US and Sweden, the mortality assumptions are unchanged from 2022.

Risks associated with the Group’s defined benefit pension schemes

The UK defined benefit plan accounts for 65% of the Group’s defined benefit obligations and exposes the Group to a number of risks, the most significant of which are:

Risk	Description	Mitigation
Asset pricing risk

The Defined Benefit Obligation (DBO) is calculated using a discount rate set with reference to AA-rated corporate bond yields; asset returns that differ from the discount rate will create an element of volatility in the solvency ratio. Approximately 45% of the UK Pension Fund is allocated to growth assets. Although these growth assets are expected to outperform AA-rated corporate bonds in the long term, they can lead to volatility and mismatching risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given the UK Pension Fund’s long-term objectives.

In order to mitigate investment risk, the Trustee invests in a suitably diversified range of asset classes, return drivers and investment managers. The investment strategy will evolve to further improve the expected risk/return profile as opportunities arise. De-risking of the investment strategy took place over 2023, as the Fund moved ahead of its long-term target, with the benchmark allocation to Growth Assets reducing from 62.5% to 47.5%.

The Trustee has hedged approximately 92% of unintended non-sterling, overseas currency risk within the UK Pension Fund assets.

Interest rate risk	A decrease in corporate bond yields will increase the present value placed on the DBO for accounting purposes.

The interest rate hedge of the UK Pension Fund is predominantly implemented via holding gilts (and gilt repurchase agreements or ‘gilt repo’) of appropriate duration. This hedge protects to a large degree against falls in long-term interest rates and the UK Pension Fund is approximately 98% hedged as a percentage of assets at the end of 2023 (versus target of 100%). Nonetheless, there remain differences in the bonds and instruments held by the UK Pension Fund to hedge interest rate risk on the statutory and long-term funding basis (gilts and gilt repo) and the bonds analysed to set the DBO discount rate on an accounting basis (AA corporate bonds). As such, there remains some mismatching risk on an accounting basis should yields on gilts diverge compared to AA corporate bonds.

Inflation risk

The majority of the DBO is indexed in line with price inflation (mainly inflation as measured by the UK Retail Price Index (RPI) but also for some members a component of pensions is indexed by the UK Consumer Price Index (CPI)) and higher inflation will lead to higher liabilities (although, in the vast majority of cases, this is capped at an annual increase of 5%, known as Limited Price Indexation or LPI).

The UK Pension Fund holds RPI index-linked gilts and gilt repo. The inflation hedge of the UK Pension Fund protects to some degree against higher-than-expected inflation increases on the DBO (approximately 100% hedged as a percentage of assets at the end of 2023). Over 2023, work was carried out by the Trustee to improve the accuracy of the hedge to LPI linked liabilities.

Life expectancy	The majority of the UK Pension Fund’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

In 2013 the Trustee entered into a longevity swap to hedge against the risk of increasing life expectancy over the next 75 years. The swap currently covers approximately 8,000 of the UK Pension Fund’s pensioners, equivalent to $2.4bn of Pension fund liability. A one-year increase in life expectancy would result in a $214m increase in pension fund obligations, which would be partially offset by a $108m increase in the value of the longevity swap and hence the pension fund assets.

Cash flow and liquidity risk

The UK Pension Fund is maturing and cash flow negative. Assets are liquidated to meet benefit outgo and potentially from time to time, to supplement the collateral pool required to post margin for derivative holdings.

There is a risk of the Trustee requesting liquidity support from the Group to meet margin calls or expenditure, if the liquidity position of the UK Pension Fund is not effectively monitored and managed.

The Trustee invests in a diversified portfolio of highly liquid assets to manage sequencing risk and operates a collateral management policy, maintaining a minimum liquidity ‘buffer’ above recommended regulatory guidelines, which can be quickly supplemented in an orderly manner.

Over 2023, in addition to the Growth and Liability Hedging portfolios, the Trustee allocated 7% of assets to a new, cash flow driven investment portfolio, consisting of investment grade corporate bonds. The purpose of this portfolio is to generate income to help meet the Fund’s benefit outgo. The portfolio is expected to grow over time as further de-risking occurs.

Other risks

There are a number of other risks of administering the UK Pension Fund which the Trustee manages with Group input. Some of the major risks include counterparty risks from using derivatives (mitigated by using a specialist investment manager to oversee a diversified range of counterparties of high standing and ensuring positions are collateralised daily). Furthermore, there are operational risks (such as paying out the wrong benefits) and legislative risks (such as the UK government introducing new legislation). These are mitigated so far as possible via the governance structure in place which oversees and administers the pension funds.

The Group’s pension plans in Sweden also manage these key risks, where relevant, in a similar way, with the local fiduciary bodies investing in a diversified manner and employing a framework to hedge interest rate risk where practicable.

Local fiduciary boards are aware of Environmental, Social and Governance (ESG) risks as they pertain to investment policy, and where local regulation allows, have policies in place to monitor and manage such risks and comply with local legislation and disclosure requirements. The Trustee of the UK Pension Fund published its inaugural Task Force for Climate-related Disclosures (TCFD) report in October 2023.

Assets and obligations of defined benefit schemes

The assets and obligations of the defined benefit schemes operated by the Group at 31 December 2023, as calculated in accordance with IAS 19, are shown below. The fair values of the schemes’ assets are not intended to be realised in the short term and may be subject to significant change before they are realised. The present value of the schemes’ obligations is derived from cash flow projections over long periods and is therefore inherently uncertain.

Scheme assets

											2022
		UK		US		Sweden		Rest of Group		Total
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Government bonds[1]	1,931	–	104	–	–	–	60	–	2,095	–	2,095
Corporate bonds[2]	–	–	622	–	–	–	11	–	633	–	633
Derivatives[3]	–	(608)	(2)	(3)	–	325	(2)	–	(4)	(286)	(290)
Investment funds: Listed Equities[4]	–	265	–	–	–	–	49	4	49	269	318
Investment funds: Absolute Return/Multi Strategy[4]	–	1,701	–	–	–	475	6	–	6	2,176	2,182
Investment funds: Corporate Bonds/Credit[4]	–	817	–	–	–	144	49	10	49	971	1,020
Cash and cash equivalents	52	415	285	–	–	2	–	4	337	421	758
Other	–	–	–	2	–	–	1	311	1	313	314
Total fair value of scheme assets/(liabilities)[5]	1,983	2,590	1,009	(1)	–	946	174	329	3,166	3,864	7,030

											2023
		UK		US		Sweden		Rest of Group		Total
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Government bonds[1]	2,383	–	61	–	–	–	51	–	2,495	–	2,495
Corporate bonds[2]	373	–	94	–	–	–	6	–	473	–	473
Derivatives[3]	–	(532)	–	–	–	440	–	–	–	(92)	(92)
Investment funds: Listed Equities[4]	–	321	–	–	–	–	53	3	53	324	377
Investment funds: Absolute Return/Multi Strategy[4]	–	1,131	–	–	–	461	5	8	5	1,600	1,605
Investment funds: Corporate Bonds/Credit[4]	–	667	–	–	–	165	48	–	48	832	880
Cash and cash equivalents	53	363	5	–	–	2	–	3	58	368	426
Other	–	–	–	–	–	–	(1)	316	(1)	316	315
Total fair value of scheme assets[5]	2,809	1,950	160	–	–	1,068	162	330	3,131	3,348	6,479

1	Predominantly developed markets in nature.
2	Predominantly developed markets in nature and investment grade (AAA-BBB).
3	Includes interest rate swaps, inflation swaps, longevity swap, equity total return swaps and other contracts. More detail is given in the section Risks associated with the Group’s defined benefit pensions on page 187. Valuations are determined by independent third parties.
4	Investment Funds are pooled, commingled vehicles, whereby the pension scheme owns units in the fund, alongside other investors. The pension schemes invest in a number of Investment Funds, including Listed Equities (primarily developed markets with some emerging markets), Corporate Bonds/Credit (a range of investment-grade and non investment-grade credit) and Absolute Return/Multi Strategy (multi-asset exposure both across and within traditional and alternative asset classes). The price of the funds is set by independent administrators/custodians employed by the investment managers and based on the value of the underlying assets held in the fund. Details of pricing methodology is set out within internal control reports provided for each fund. Prices are updated daily, weekly or monthly depending upon the frequency of the fund’s dealing.
5	None of the Group’s own assets were included in the scheme assets (2022: $1m). The assets held in 2022 were AstraZeneca corporate debt held by the US qualified plan and amounted to 0.05% of the plan's then assets.

Scheme obligations

					2022
	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m
Present value of scheme obligations in respect of:
Active membership	(212)	(54)	(430)	(424)	(1,120)
Deferred membership	(804)	(437)	(369)	(299)	(1,909)
Pensioners	(3,785)	(531)	(513)	(250)	(5,079)
Total value of scheme obligations	(4,801)	(1,022)	(1,312)	(973)	(8,108)

					2023
	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m
Present value of scheme obligations in respect of:
Active membership	(233)	(45)	(553)	(442)	(1,273)
Deferred membership	(853)	(2)	(443)	(294)	(1,592)
Pensioners	(4,075)	(107)	(606)	(254)	(5,042)
Total value of scheme obligations	(5,161)	(154)	(1,602)	(990)	(7,907)

Net (deficit)/surplus in the scheme

						2022
	UK	US	Sweden	Rest of Group		Total
	$m	$m	$m	$m		$m
Total fair value of scheme assets	4,573	1,008	946	503		7,030
Total value of scheme obligations	(4,801)	(1,022)	(1,312)	(973)		(8,108)
Deficit in the scheme as recognised in the Consolidated Statement of Financial Position	(228)	(14)	(366)	(470)		(1,078)
Included in Non-current other receivables	–	62	–	28	[1]	90
Included in Retirement benefit obligations	(228)	(76)	(366)	(498)		(1,168)
	(228)	(14)	(366)	(470)		(1,078)

						2023
	UK	US	Sweden	Rest of Group		Total
	$m	$m	$m	$m		$m
Total fair value of scheme assets	4,759	160	1,068	492		6,479
Total value of scheme obligations	(5,161)	(154)	(1,602)	(990)		(7,907)
(Deficit)/surplus in the scheme as recognised in the Consolidated Statement of Financial Position	(402)	6	(534)	(498)		(1,428)
Included in Non-current other receivables	–	66	–	26	[1]	92
Included in Retirement benefit obligations	(402)	(60)	(534)	(524)		(1,520)
	(402)	6	(534)	(498)		(1,428)

1	Surpluses were recognised in Ireland and Belgium.

Fair value of scheme assets

					2023					2022
	UK	US	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At beginning of year	4,573	1,008	946	503	7,030	7,333	1,413	1,234	584	10,564
Interest income on scheme assets	229	22	38	11	300	123	29	18	5	175
Expenses	(9)	(1)	–	(1)	(11)	(5)	(2)	–	–	(7)
Actuarial (losses)/gains	(59)	2	37	(45)	(65)	(1,964)	(295)	(153)	(55)	(2,467)
Exchange and other adjustments	262	(1)	48	20	329	(728)	–	(152)	(34)	(914)
Employer contributions	65	35	46	42	188	118	7	43	37	205
Participant contributions	1	4	–	7	12	1	5	–	5	11
Benefits paid	(303)	(68)	(47)	(45)	(463)	(305)	(149)	(44)	(39)	(537)
Settlements	–	(841)	–	–	(841)	–	–	–	–	–
Scheme assets’ fair value at end of year	4,759	160	1,068	492	6,479	4,573	1,008	946	503	7,030

The actual return on the plan assets was a gain of $235m (2022: loss of $2,292m).

Movement in post-retirement scheme obligations

					2023					2022
	UK	US	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Present value of obligations in scheme at beginning of year	(4,801)	(1,022)	(1,312)	(973)	(8,108)	(7,941)	(1,404)	(2,373)	(1,300)	(13,018)
Current service cost	(6)	(2)	(13)	(35)	(56)	(14)	(1)	(35)	(38)	(88)
Past service credit/(cost)	12	–	(2)	2	12	(5)	–	(4)	3	(6)
Participant contributions	(1)	(4)	–	(7)	(12)	(1)	(4)	–	(5)	(10)
Benefits paid	303	68	47	45	463	305	149	44	39	537
Interest expense on post-retirement scheme obligations	(239)	(22)	(50)	(27)	(338)	(132)	(29)	(31)	(12)	(204)
Actuarial (losses)/gains	(155)	(12)	(202)	28	(341)	2,243	268	806	268	3,585
Exchange and other adjustments	(274)	1	(70)	(34)	(377)	744	(1)	281	72	1,096
Settlements	–	839	–	11	850	–	–	–	–	–
Present value of obligations in scheme at end of year	(5,161)	(154)	(1,602)	(990)	(7,907)	(4,801)	(1,022)	(1,312)	(973)	(8,108)

The obligations arise from over 50 plans in 28 countries:

					2023					2022
	UK	US	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funded – pension schemes[1]	(5,151)	–	(1,599)	(868)	(7,618)	(4,787)	(851)	(1,310)	(842)	(7,790)
Funded – post-retirement healthcare	–	(94)	–	–	(94)	–	(111)	–	–	(111)
Unfunded – pension schemes[1]	–	(60)	(3)	(113)	(176)	–	(60)	(2)	(122)	(184)
Unfunded – post-retirement healthcare	(10)	–	–	(9)	(19)	(14)	–	–	(9)	(23)
Total	(5,161)	(154)	(1,602)	(990)	(7,907)	(4,801)	(1,022)	(1,312)	(973)	(8,108)

1	Includes defined benefit pension schemes and other plans, such as lump sum, long service awards and DC plans with underpins.

Consolidated Statement of Comprehensive Income disclosures

The amounts that have been charged to the Consolidated Statement of Comprehensive Income, in respect of defined benefit schemes for the year ended 31 December 2023, are set out below.

					2023					2022
	UK	US	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Operating profit
Current service cost	(6)	(2)	(13)	(35)	(56)	(14)	(1)	(35)	(38)	(88)
Past service credit/(cost)	12	–	(2)	2	12	(5)	–	(4)	3	(6)
Expenses	(9)	(1)	–	(1)	(11)	(5)	(2)	–	–	(7)
Total charge to Operating profit	(3)	(3)	(15)	(34)	(55)	(24)	(3)	(39)	(35)	(101)
Finance expense
Interest income on scheme assets	229	22	38	11	300	123	29	18	5	175
Interest expense on post-retirement scheme obligations	(239)	(22)	(50)	(27)	(338)	(132)	(29)	(31)	(12)	(204)
Net interest on post-employment defined benefit plan liabilities	(10)	–	(12)	(16)	(38)	(9)	–	(13)	(7)	(29)
Charge before taxation	(13)	(3)	(27)	(50)	(93)	(33)	(3)	(52)	(42)	(130)
Other comprehensive income
Difference between the actual return and the expected return on the post-retirement scheme assets	(59)	2	37	(45)	(65)	(1,964)	(295)	(153)	(55)	(2,467)
Experience (losses)/gains arising on the post-retirement scheme obligations	(25)	(2)	(67)	(13)	(107)	55	(16)	(99)	(6)	(66)
Changes in financial assumptions underlying the present value of the post-retirement scheme obligations	(142)	(10)	(135)	44	(243)	2,272	284	896	275	3,727
Changes in demographic assumptions	12	–	–	(3)	9	(84)	–	9	(1)	(76)
Remeasurement of the defined benefit liability	(214)	(10)	(165)	(17)	(406)	279	(27)	653	213	1,118

Past service cost includes granting early retirement in UK and Sweden.

Total Group pension costs in respect of defined contribution and defined benefit schemes during the year are set out below (see Note 29).

	2023	2022
	$m	$m
Defined contribution schemes	482	445
Defined benefit schemes − Current service cost and Expenses	67	95
Defined benefit schemes − Past service (credit)/cost	(12)	6
Pension costs	537	546

Rate sensitivities

The following table shows the US dollar effect of a change in the significant actuarial assumptions used to determine the retirement benefits obligations in our three main defined benefit pension obligation countries.

		2023		2022
	+0.5%	−0.5%	+0.5%	−0.5%
Discount rate
UK ($m)	269	(308)	262	(289)
US ($m)	4	(4)	46	(49)
Sweden ($m)	109	(123)	95	(107)
Total ($m)	382	(435)	403	(445)

		2023		2022
	+0.5%	−0.5%	+0.5%	−0.5%
Inflation rate[1]
UK ($m)	(189)	184	(173)	165
US ($m)	n/a	n/a	n/a	n/a
Sweden ($m)	(116)	104	(104)	93
Total ($m)	(305)	288	(277)	258

		2023		2022
	+0.5%	−0.5%	+0.5%	−0.5%
Rate of increase in salaries
UK ($m)	n/a	n/a	n/a	n/a
US ($m)	n/a	n/a	n/a	n/a
Sweden ($m)	(46)	42	(47)	43
Total ($m)	(46)	42	(47)	43

			2023			2022
	+1 year		−1 year		+1 year	−1 year
Mortality rate
UK ($m)	(214)	[2]	212	[3]	(191)	193
US ($m)	(2)		2		(20)	20
Sweden ($m)	(51)		51		(44)	44
Total ($m)	(267)		265		(255)	257

1	Rate of increase in pensions in payment follows inflation.
2	Of the $214m increase, $108m is covered by the longevity swap.

3	Of the $212m decrease, $106m is covered by the longevity swap.

In consideration of current market conditions, additional sensitivities have been calculated for the UK and Sweden schemes for 2023. The effect on retirement benefit obligations of a 1.0% change in assumption is as follows: $525m (UK) and $210m (Sweden) if the discount rate is increased; $(634)m (UK) and $(254)m (Sweden) if the discount rate is decreased; $(384)m (UK) and $(240)m (Sweden) if the inflation rate is increased; and $363m (UK) and $201m (Sweden) if the inflation rate is decreased.

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

23 Reserves

Retained earnings

The cumulative amount of goodwill written off directly to reserves resulting from acquisitions, net of disposals, amounted to $595m (2022: $591m; 2021: $615m) using year end rates of exchange.

At 31 December 2023, 1,580,137 shares, at a cost of $129m, have been deducted from Retained earnings (2022: 1,671,446 shares, at a cost of $112m; 2021: 3,922,122 shares, at a cost of $239m) to satisfy future vesting of employee share plans.

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

	2023	2022	2021
	$m	$m	$m
Cumulative translation differences included within Retained earnings
At 1 January	(3,694)	(1,934)	(1,143)
Foreign exchange arising on consolidation	608	(1,446)	(483)
Exchange adjustments on goodwill (recorded against other reserves)	4	(24)	(21)
Foreign exchange arising on designated liabilities in net investment hedges[1]	24	(282)	(321)
Fair value movements on derivatives designated in net investment hedges	44	(8)	34
Net exchange movement in Retained earnings	680	(1,760)	(791)
At 31 December	(3,014)	(3,694)	(1,934)

1	Foreign exchange arising on designated liabilities in net investment hedges includes $(57)m in respect of designated bonds and $81m in respect of designated contingent consideration and other liabilities. The change in value of designated contingent consideration liabilities relates to $82m in respect of BMS’ share of Global Diabetes Alliance.

The cumulative loss with respect to costs of hedging is $22m (2022: loss of $3m; 2021: gain of $4m) and the loss during the year was $19m (2022: loss of $7m; 2021: loss of $6m).

The balance remaining in the foreign currency translation reserve from net investment hedging relationships for which hedge accounting no longer applied is a gain of $527m. For further detail relating to hedging balances, please see the Hedge accounting section within Note 28, from page 200.

Other reserves

The other reserves arose from the cancellation of £1,255m of share premium account by the Company in 1993 and the redenomination of share capital of $157m in 1999. The reserves are available for writing off goodwill arising on consolidation and, subject to guarantees given to preserve creditors at the date of the court order, are available for distribution.

24 Share capital

		Allotted, called-up and fully paid
	2023	2022	2021
	$m	$m	$m
Issued Ordinary Shares ($0.25 each)	388	387	387
Redeemable Preference Shares (£1 each – £50,000)	–	–	–
At 31 December	388	387	387

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The Company does not have a limited amount of authorised share capital.

The movements in the number of Ordinary Shares during the year can be summarised as follows:

			No. of shares
	2023	2022	2021
At 1 January	1,549,800,030	1,549,400,665	1,312,668,724
Issue of share capital (business combinations)	–	–	236,321,411
Issue of shares (share schemes)	362,596	399,365	410,530
At 31 December	1,550,162,626	1,549,800,030	1,549,400,665

Share issues

Issue of share capital (business combinations) represents share capital issued as part of the acquisition of Alexion (see Note 27).

Share repurchases

No Ordinary Shares were repurchased by the Company in 2023 (2022: nil; 2021: nil).

Shares held by subsidiaries

No shares in the Company were held by subsidiaries in any year.

25 Dividends to shareholders

	2023	2022	2021	2023	2022	2021
	Per share	Per share	Per share	$m	$m	$m
Second interim (March 2023)	$1.97	$1.97	$1.90	3,047	3,046	2,490
First interim (September 2023)	$0.93	$0.93	$0.90	1,440	1,440	1,392
Total	$2.90	$2.90	$2.80	4,487	4,486	3,882

The Company has exercised its authority in accordance with the provisions set out in the Company’s Articles of Association, that the balance of unclaimed dividends outstanding past 12 years be forfeited. Unclaimed dividends of $nil (2022: $1m; 2021: $nil) have been adjusted for in Retained earnings in 2023.

The 2022 second interim dividend of $1.97 per share was paid on 27 March 2023. The 2023 first interim dividend of $0.93 per share was paid on 11 September 2023.

Reconciliation of dividends charged to equity to cash flow statement:

	2023	2022	2021
	$m	$m	$m
Dividends charged to equity	4,487	4,486	3,882
Exchange losses on payment of dividend	5	5	3
Hedge contracts relating to payment of dividends (cash flow statement)	(19)	(127)	(29)
Dividends paid to non-controlling interests	4	–	–
Net movement of unclaimed dividends in the year	4	–	–
Dividends paid (cash flow statement)	4,481	4,364	3,856

26 Non-controlling interests

The Group Financial Statements at 31 December 2023 reflect equity of $23m (2022: $21m; 2021: $19m) and total comprehensive income of $6m (2022: $2m; 2021: $3m) attributable to the non-controlling interests in AstraZeneca Pharma India Limited, P.T. AstraZeneca Indonesia, Beijing Falikang Pharmaceutical (China) Co. Limited, and AstraZeneca Algeria Pharmaceutical Industries SPA.

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

27 Acquisition of business operations

Acquisitions of business operations in 2023

On 16 January 2023, AstraZeneca completed the acquisition of Neogene Therapeutics Inc. (Neogene), a global clinical-stage biotechnology company pioneering the discovery, development and manufacturing of next-generation T-cell receptor therapies (TCR-Ts). The purchase price allocation exercise has completed, with the fair value of total consideration determined at $267m. Intangible assets of $100m and goodwill of $158m were recognised in the acquisition balance sheet, as well as a cash outflow of $189m net of cash acquired. Future contingent milestones-based and non-contingent consideration is payable to a maximum of $120m. Neogene’s results have been consolidated into the Group’s results from 16 January 2023.

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

At closing, Alexion shareholders received 2.1243 AstraZeneca American Depositary Shares (ADSs) and $60 in cash for each of their Alexion shares. Unvested Alexion employee share awards were converted to equivalent AstraZeneca share awards. The fair value of the purchase consideration was $41,058m, comprising AstraZeneca ADSs of $27,196m, cash of $13,349m and replacement employee share awards of $513m.

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

The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 ‘Business Combinations’ and consequently the Alexion assets acquired, and liabilities assumed, were recorded by AstraZeneca at fair value, with the excess of the purchase price over the fair value of the identifiable assets and liabilities being recognised as goodwill.

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
	26,955

The fair value attributed to intangible assets was $26,955m and primarily represents intellectual property rights over launched products of $23,695m and products under development of $2,760m. These were fair valued using the multi-period excess earnings method, which uses a number of estimates regarding the amount and timing of future cash flows. The key assumptions in the cash flows are the probability of technical and regulatory success, peak year sales and revenue erosion curves. In accordance with the Group’s policy on impairment assessments as set out on page 159, the assets were assessed for impairment in the final quarter of 2023, 2022 and 2021. Future milestones have been included in the valuation of the intangible assets (as a deduction of cash flows).

The fair value of inventory, which includes raw materials, work in progress and finished goods related to the launched products was estimated at $6,769m, an uplift of $5,635m on the carrying value prior to the acquisition. The fair value adjustment relates only to work in progress and finished goods and was calculated as the estimated selling price less costs to complete and sell the inventory, associated margins on these activities and holding costs. As at 31 December 2023, the fair value uplift has been fully unwound.

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

Goodwill amounting to $8,287m was recognised on acquisition and is underpinned by a number of elements, which individually could not be quantified. Most significant among these is the premium attributable to a pre-existing, well-positioned business in the innovation-intensive, high-

growth rare diseases market with a highly skilled workforce and established reputation. Other important elements include the potential unidentified products that future research and development may yield and the core technological capabilities and knowledge base of the company. Goodwill is not expected to be deductible for tax purposes.

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

Total acquisition-related costs of $5m (2022: $4m; 2021: $171m) have been incurred by the Group, which include advisory, legal and other professional fees. These costs are presented in the Statement of Comprehensive Income within Selling, general and administrative expense and Finance expense.

The terms of the acquisition include a retention bonus plan for legacy Alexion employees whereby up to $50m may be used for retention bonus awards to employees at the level of Vice President or below. In 2023, $nil costs were recorded in the Statement of Comprehensive Income (2022: $3m; 2021: $24m). These bonuses vested and were paid six months after the acquisition, or earlier.

Upon completion of the acquisition, all unvested Alexion employee share awards were converted into AstraZeneca restricted stock awards that continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion awards immediately prior to completion. Alexion Performance Stock Plan (PSU) awards that included performance-based vesting conditions were converted using the greater of the original target level and Alexion's assessment of the level of achievement immediately prior to completion (subject to a limit of 175% for the awards granted in 2019 and a limit of 150% for the awards granted in 2020). In the year, a cost of $48m (2022: $257m; 2021: $257m) has been recorded in the Statement of Comprehensive Income, $nil (2022: $9m; 2021: $9m) in Cost of sales, $16m (2022: $92m; 2021: $73m) in Research and development expense and $32m (2022: $156m; 2021: $175m) in Selling, general and administrative expense. Payments made to the Employee Benefit Trust upon vesting of share awards recognised as part of the consideration for the acquisition of Alexion are recognised within investing activities in the Group’s Statement of Cash Flows as the cash payment relates to the settlement of the obligation that arose on the acquisition of Alexion that was included as part of the consideration for the acquisition.

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

The Group utilises factoring arrangements and bank acceptance drafts discounting for selected trade receivables. These arrangements qualify for full derecognition of the associated trade receivables under IFRS 9. Amounts due on invoices that have not been factored at year end, from customers that are subject to these arrangements, are disclosed in Note 16.

Funding and liquidity risk are reviewed regularly by the Board and managed in accordance with the policies described below.

The Board regularly reviews its shareholders’ distribution policy, which comprises a regular cash dividend and potentially a share repurchase component. No share repurchases have been made since 2012.

The Group’s net debt position (loans and borrowings net of Cash and cash equivalents, Other investments and Derivative financial instruments) has decreased from a net debt position of $22,923m at the beginning of the year to a net debt position of $22,510m at 31 December 2023.

Liquidity risk

The Board reviews the Group’s ongoing liquidity risks annually as part of the planning process and on an ad hoc basis. The Board considers short-term requirements against available sources of funding, taking into account forecast cash flows. The Group manages liquidity risk by maintaining access to a number of sources of funding which are sufficient to meet anticipated funding requirements. Specifically, the Group uses US and European commercial paper, bank loans, committed bank facilities and cash resources to manage short-term liquidity and manages long-term liquidity by raising funds through the capital markets. At 31 December 2023, the Group was assigned short-term credit ratings of P-1 by Moody’s and A-1 by Standard and Poor’s. The Group’s long-term credit rating was A2 Stable outlook by Moody’s and A Stable outlook by Standard and Poor’s.

In addition to Cash and cash equivalents of $5,840m, short-term fixed income investments of $20m, less overdrafts of $203m at 31 December 2023, the Group has committed bank facilities of $6,875m available to manage liquidity. These committed bank facilities have no financial covenants. $2,000m mature in February 2025. The maturity of the $4,875m facilities was extended in February 2024 from April 2026 to April 2029. The Group regularly monitors the credit standing of the banks providing the facilities and currently does not anticipate any issue with drawing on the committed facilities should this be necessary. Advances under these facilities currently bear an interest rate per annum based on SOFR (Secured Overnight Financing Rate) plus a margin.

At 31 December 2023, the Group has $4,855m outstanding from debt issued under a Euro Medium Term Note programme and $19,959m under a SEC-registered programme. The funds made available under these facility agreements may be used for the general corporate purposes of the Group.

The maturity profile of the anticipated future contractual cash flows including interest in relation to the Group’s financial liabilities, on an undiscounted basis and which, therefore, differs from both the carrying value and fair value, is as follows:

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other	Bonds and	Lease	and other	financial	instruments	instruments	financial
	loans	bank loans	liability	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	387	1,981	256	19,007	21,631	(11,766)	11,774	8	21,639
In one to two years	–	5,647	210	2,521	8,378	(55)	66	11	8,389
In two to three years	–	5,242	163	1,669	7,074	(1,060)	1,079	19	7,093
In three to four years	–	2,591	130	862	3,583	(35)	39	4	3,587
In four to five years	–	2,970	96	233	3,299	(118)	111	(7)	3,292
In more than five years	–	19,727	221	2,212	22,160	(1,521)	1,480	(41)	22,119
	387	38,158	1,076	26,504	66,125	(14,555)	14,549	(6)	66,119
Effect of interest	–	(8,609)	–	–	(8,609)	299	(325)	(26)	(8,635)
Effect of discounting, fair values and issue costs	–	(142)	(89)	(2,633)	(2,864)	(36)	7	(29)	(2,893)
31 December 2021	387	29,407	987	23,871	54,652	(14,292)	14,231	(61)	54,591

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other	Bonds and	Lease	and other	financial	instruments	instruments	financial
	loans	bank loans	liability	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	365	5,777	249	19,065	25,456	(12,445)	12,478	33	25,489
In one to two years	–	5,233	208	2,086	7,527	(1,012)	1,078	66	7,593
In two to three years	–	2,608	172	872	3,652	(34)	38	4	3,656
In three to four years	–	2,983	128	595	3,706	(103)	103	–	3,706
In four to five years	–	1,267	84	814	2,165	(32)	35	3	2,168
In more than five years	–	18,156	184	3,177	21,517	(1,436)	1,378	(58)	21,459
	365	36,024	1,025	26,609	64,023	(15,062)	15,110	48	64,071
Effect of interest	(15)	(7,982)	–	–	(7,997)	227	(249)	(22)	(8,019)
Effect of discounting, fair values and issue costs	–	(113)	(72)	(3,299)	(3,484)	63	7	70	(3,414)
31 December 2022	350	27,929	953	23,310	52,542	(14,772)	14,868	96	52,638

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other	Bonds and	Lease	and other	financial	instruments	instruments	financial
	loans	bank loans	liability	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	542	5,469	313	22,401	28,725	(11,302)	11,366	64	28,789
In one to two years	–	2,764	261	1,482	4,507	(100)	114	14	4,521
In two to three years	–	3,137	208	788	4,133	(164)	179	15	4,148
In three to four years	–	2,230	138	625	2,993	(924)	883	(41)	2,952
In four to five years	–	3,822	88	12	3,922	(949)	971	22	3,944
In more than five years	–	17,995	271	35	18,301	(1,507)	1,340	(167)	18,134
	542	35,417	1,279	25,343	62,581	(14,946)	14,853	(93)	62,488
Effect of interest	(27)	(8,270)	–	–	(8,297)	589	(644)	(55)	(8,352)
Effect of discounting, fair values and issue costs	–	(168)	(151)	(309)	(628)	44	(46)	(2)	(630)
31 December 2023	515	26,979	1,128	25,034	53,656	(14,313)	14,163	(150)	53,506

Where interest payments are on a floating rate basis, it is assumed that rates will remain unchanged from the last business day of each year ended 31 December.

The Group has $2bn of bank loans that mature in July 2024 which the Group can repay before maturity at face value. Other than that, it is not expected that the cash flows in the maturity profile could occur significantly earlier or at significantly different amounts, with the exception of $2,137m of contingent consideration held within Trade and other payables (see Note 20).

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

			2023			2022			2021
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial liabilities
Current	2,885	2,515	5,400	2,476	3,066	5,542	1,232	661	1,893
Non-current	23,222	–	23,222	21,511	2,179	23,690	23,985	4,903	28,888
Total	26,107	2,515	28,622	23,987	5,245	29,232	25,217	5,564	30,781
Financial assets
Fixed deposits	–	–	–	64	–	64	53	–	53
Cash collateral pledged to counterparties	–	102	102	–	162	162	–	–	–
Cash and cash equivalents	–	5,840	5,840	250	5,916	6,166	–	6,329	6,329
Total	–	5,942	5,942	314	6,078	6,392	53	6,329	6,382

In addition to the financial assets above, there are $11,288m (2022: $9,546m; 2021: $8,765m) of other current and non-current asset investments and other financial assets.

The Group is also exposed to market risk on other investments.

	2023	2022	2021
	$m	$m	$m
Equity securities at fair value through Other comprehensive income (Note 12)	1,530	1,056	1,168
Non-current fixed income securities at fair value through profit or loss (Note 12)	–	10	–
Total	1,530	1,066	1,168

Foreign currency risk

The US dollar is the Group’s most significant currency. As a consequence, the Group results are presented in US dollars and exposures are managed against US dollars accordingly.

Translational

Approximately 60% of Group external sales in 2023 were denominated in currencies other than the US dollar, while a significant proportion of manufacturing, and research and development costs were denominated in pound sterling and Swedish krona. Surplus cash generated by business units is substantially converted to, and held centrally in, US dollars. As a result, operating profit and total cash flow in US dollars will be affected by movements in exchange rates.

This currency exposure is managed centrally, based on forecast cash flows. The impact of movements in exchange rates is mitigated significantly by the correlations which exist between the major currencies to which the Group is exposed and the US dollar. Monitoring of currency exposures and correlations is undertaken on a regular basis and hedging is subject to pre-execution approval.

As at 31 December 2023, before the impact of derivatives, 2% of interest-bearing loans and borrowings were denominated in pound sterling and 16% were denominated in euros. Where there is non-US dollar debt and an underlying net investment of that amount in the same currency, the Group applies net investment hedging. Exchange differences on the retranslation of debt designated as net investment hedges are recognised in Other comprehensive income to the extent that the hedge is effective. Any ineffectiveness is taken to profit. For details of non-US dollar debt in a designated hedging relationship please see the Hedge accounting section within this Note 28 from page 200.

The Group holds cross-currency swaps to hedge against the impact of fluctuations in foreign exchange rates. Fair value movements on the revaluation of the cross-currency swaps are recognised in Other comprehensive income to the extent that the hedge is effective, with any ineffectiveness taken to profit.

As at 31 December 2023, the Group operates in three countries designated as hyperinflationary, being Argentina, Venezuela and Turkey. The foreign exchange risk of these markets has been assessed and deemed to be immaterial.

Transactional

The Group aims to hedge all its forecasted major transactional currency exposures on working capital balances, which typically extend for up to three months. Where practicable, these are hedged using forward foreign exchange contracts. In addition, external dividend payments in pound sterling to UK shareholders and in Swedish krona to Swedish shareholders are fully hedged from announcement date to payment date. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cash flow hedge.

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

The sensitivity analysis assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2023, with all other variables held constant. Based on the composition of our long-term debt portfolio and cash reserves as at 31 December 2023, a 1% increase in interest rates would result in an additional $25m in interest expense on the debt and an additional $58m interest income on the cash reserves. The exchange rate sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2023, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the -10% case assumes a 10% weakening of the US dollar.

Each incremental 10% movement in foreign currency exchange rates would have approximately the same effect as the initial 10% detailed in the table below and each incremental 1% change in interest rates would have approximately the same effect as the 1% detailed in the table below.

		Interest rates		Exchange rates
31 December 2021	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,978	(2,106)	82	(85)
Impact on profit: gain/(loss) ($m)	–	–	24	(9)
Impact on equity: gain/(loss) ($m)	–	–	58	(76)

		Interest rates		Exchange rates
31 December 2022	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,317	(1,490)	81	(89)
Impact on profit: gain/(loss) ($m)	–	–	26	(15)
Impact on equity: gain/(loss) ($m)	–	–	55	(74)

		Interest rates		Exchange rates
31 December 2023	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,361	(1,534)	196	(212)
Impact on profit: gain/(loss) ($m)	–	–	134	(128)
Impact on equity: gain/(loss) ($m)	–	–	62	(83)

Credit risk

The Group is exposed to credit risk on financial assets, such as cash investments, derivative instruments, and Trade and other receivables. The Group was also exposed in its Net asset position to its own credit risk in respect of the 2023 debentures which are accounted for at FVPL. Under IFRS 9, the effect of the losses and gains arising from own credit risk on the fair value of bonds designated at FVPL are recorded in Other comprehensive income.

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

The Group’s principal financial counterparty credit risks at 31 December 2023 were as follows:

Current assets

	2023	2022	2021
	$m	$m	$m
Cash at bank and in hand	1,325	1,411	1,461
Money market liquidity funds	4,425	4,486	4,772
Other short-term cash equivalents	90	269	96
Total Cash and cash equivalents (Note 17)	5,840	6,166	6,329
Fixed income securities at fair value through profit or loss (Note 12)	20	13	16
Cash collateral pledged to counterparties (Note 12)	102	162	–
Fixed deposits (Note 12)	–	64	53
Total derivative financial instruments (Note 13)	116	87	83
Current assets subject to credit risk	6,078	6,492	6,481

Non-current assets

	2023	2022	2021
	$m	$m	$m
Derivative financial instruments (Note 13)	228	74	102
Non-current assets subject to credit risk	228	74	102

The majority of the Group’s cash is invested in US dollar AAA-rated money market liquidity funds. The money market liquidity fund portfolios are managed by six external third-party fund managers to maintain an AAA rating. The Group’s investments represent no more than 10% of each overall fund value. There were no other significant concentrations of financial credit risk at the reporting date.

All financial derivatives are transacted with commercial banks, in line with standard market practice. The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 December 2023 was $215m (2022: $89m; 2021: $93m) and the carrying value of such cash collateral posted by the Group at 31 December 2023 was $102m (2022: $162m; 2021: $47m).

The impairment provision for other financial assets at 31 December 2023 was immaterial.

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

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance to Trade receivables. To measure expected credit losses, Trade receivables have been grouped based on shared credit characteristics and the days past due.

The expected loss rates are based on payment profiles over a period of 36 months before 31 December 2023, 31 December 2022 or 31 December 2021 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customer to settle the receivables.

On that basis, the loss allowance was determined as follows:

		0-90 days	90-180 days	Over 180 days
31 December 2021	Current	past due	past due	past due	Total
Expected loss rate	0.1%	1.2%	22.6%	11.0%
Gross carrying amount ($m)	5,617	328	18	91	6,054
Loss allowance ($m)	5	4	4	10	23

		0-90 days	90-180 days	Over 180 days
31 December 2022	Current	past due	past due	past due	Total
Expected loss rate	0.03%	0.3%	32.0%	40.6%
Gross carrying amount ($m)	6,791	331	50	99	7,271
Loss allowance ($m)	2	1	16	40	59

		0-90 days	90-180 days	Over 180 days
31 December 2023	Current	past due	past due	past due	Total
Expected loss rate	0.01%	0.3%	0.8%	15.0%
Gross carrying amount ($m)	7,709	342	121	280	8,452
Loss allowance ($m)	1	1	1	42	45

Trade receivables are written off where there is no reasonable expectation of recovery.

Impairment losses on Trade receivables are presented as net impairment losses within Operating profit, any subsequent recoveries are credited against the same line.

In the US, sales to three wholesalers accounted for approximately 80% of US sales (2022: three wholesalers accounted for approximately 73%; 2021: three wholesalers accounted for approximately 94%).

The movements of the Group expected credit losses provision are follows:

	2023	2022	2021
	$m	$m	$m
At 1 January	59	23	23
Net movement recognised in income statement	(14)	37	(2)
Amounts utilised, exchange and other movements	–	(1)	2
At 31 December	45	59	23

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

Hedge accounting

The Group uses foreign currency borrowings, foreign currency forwards and swaps, currency options, interest rate swaps and cross-currency interest rate swaps for the purpose of hedging its foreign currency and interest rate risks. The Group may designate certain financial instruments as fair value hedges, cash flow hedges or net investment hedges in accordance with IFRS 9. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Sources of hedge effectiveness will depend on the hedge relationship designation but may include:

>	a significant change in the credit risk of either party to the hedging relationship
>	a timing mismatch between the hedging instrument and the hedged item
>	movements in foreign currency basis spread for derivatives in a fair value hedge
>	a significant change in the value of the foreign currency-denominated net assets of the Group in a net investment hedge.

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group’s existing hedge relationships the hedge ratio has been determined as 1:1. Designated hedges are expected to be effective and therefore the impact of ineffectiveness on profit is not expected to be material. The accounting treatment for fair value hedges and debt designated as FVPL is disclosed in the Group Accounting Policies section from page 152.

The following table represents the Group’s continuing designated hedge relationships under IFRS 9.

2021

			Other comprehensive income
					Fair value
					loss
			Opening	Fair value	recycled	Closing
	Nominal		balance	(gain)/loss	to the	balance			Average
	amounts	Carrying	1 January	deferred	Income	31 December	Average	Average	pay
	in local	value	2021	to OCI	statement	2021	maturity	USD FX	interest
	currency	$m	$m	$m	$m	$m	year	rate	rate
Cash flow hedges – foreign currency and interest rate risk[1,3,4]
Cross currency interest rate swaps – Euro bonds	EUR 1,700m	(43)	46	182	(201)	27	2026	1.14	USD 2.85%
FX Forwards − short-term FX risk	USD 1,220m	12	(5)	–	(7)	(12)	2022	–	–
Net investment hedge – foreign exchange risk[2,3]
Transactions matured pre-2021		–	(565)	–	–	(565)	–	–	–
Cross currency interest rate swap – JPY investment	JPY 58.3bn	62	(19)	(43)	–	(62)	2029	108.03	JPY 1.53%
Cross currency interest rate swap – CNY investment	CNY 458m	(2)	2	–	–	2	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350m	470	(233)	(5)	–	(238)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment[5]	EUR 450m	–	85	(47)	–	38	2021	n/a	EUR 0.88%
Foreign currency borrowing – EUR investment[6]	EUR 800m	898	–	(50)	–	(50)	2029	n/a	EUR 0.38%
Contingent consideration liabilities and Acerta Pharma share purchase liability – AZUK and AZAB USD investments	USD 2,658m	(2,658)	1,411	421	–	1,832	–	–	–

2022

			Other comprehensive income
					Fair value
					(gain)/loss
			Opening	Fair value	recycled	Closing
	Nominal		balance	(gain)/loss	to the	balance			Average
	amounts	Carrying	1 January	deferred	Income	31 December	Average	Average	pay
	in local	value	2022	to OCI	statement	2022	maturity	USD FX	interest
	currency	$m	$m	$m	$m	$m	year	rate	rate
Cash flow hedges – foreign currency and interest rate risk[1,3,4]
Cross currency interest rate swaps – Euro bonds	EUR 1,700m	(160)	27	118	(111)	34	2026	1.14	USD 2.85%
FX Forwards − short-term FX risk	USD 1,126m	(12)	(12)	(14)	38	12	2023	–	–
Net investment hedge – foreign exchange risk[2,3]
Transactions matured pre-2022		–	(527)	–	–	(527)	–	–	–
Cross currency interest rate swap – JPY investment	JPY 58.3bn	55	(62)	7	–	(55)	2029	108.03	JPY 1.53%
Cross currency interest rate swap – CNY investment	CNY 458m	(4)	2	2	–	4	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350m	420	(238)	(50)	–	(288)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment[6]	EUR 800m	846	(50)	(52)	–	(102)	2029	n/a	EUR 0.38%
Contingent consideration liabilities and Acerta Pharma share purchase liability – AZUK and AZAB USD investments	USD 2,093m	(2,093)	1,832	384	–	2,216	–	–	–

2023

			Other comprehensive income
					Fair value
					(gain)/loss
			Opening	Fair value	recycled	Closing
	Nominal		balance	(gain)/loss	to the	balance			Average
	amounts	Carrying	1 January	deferred	Income	31 December	Average	Average	pay
	in local	value	2023	to OCI	statement	2023	maturity	USD FX	interest
	currency	$m	$m	$m	$m	$m	year	rate	rate
Cash flow hedges – foreign currency and interest rate risk[2,4,5]
Cross currency interest rate swaps – Euro bonds	EUR 3,200m	49	34	(210)	139	(37)	2027	1.10	USD 3.80%
FX Forwards − short-term FX risk	USD 2,009m	15	12	(33)	6	(15)	2024	–	–
Net investment hedge – foreign exchange risk[3,4]
Transactions matured pre-2023		–	(527)	–	–	(527)	–	–	–
Cross currency interest rate swap – JPY investment	JPY 58.3bn	100	(55)	(45)	–	(100)	2029	108.03	JPY 1.53%
Cross currency interest rate swap – CNY investment	CNY 458m	(1)	4	(3)	–	1	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350m	444	(288)	24	–	(264)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment[7]	EUR 800m	881	(102)	33	–	(69)	2029	n/a	EUR 0.38%
Contingent consideration liabilities and Acerta Pharma share purchase liability – AZUK and AZAB USD investments	USD 1,937m	(1,937)	2,216	(81)	–	2,135	–	–	–

1	Swaps designated in a fair value hedge matured on 24 November 2021 and hedge ineffectiveness during 2023 was $nil (2022: $nil; 2021: $nil).
2	Hedge ineffectiveness recognised on swaps designated in a cash flow hedge during the period was $nil (2022: $nil; 2021: $nil).
3	Hedge ineffectiveness recognised on swaps designated in a net investment hedge during the period was $nil (2022: $nil; 2021: $nil).
4	Fair value movements on cross-currency interest rate swaps in cash flow hedge and net investment hedge relationships are shown inclusive of the impact of costs of hedging.
5	Nominal amount of FX forwards in a cash flow hedge of $2,009m represents the USD equivalent notional of the FX forwards. By currency, the nominal amounts were SEK 9,778m at FX rate 9.9869, JPY 24,351m at 141.4050, GBP 428m at 0.7844 and EUR 228m at 0.9036. All FX forwards in a cash flow hedge mature on 25 January 2024.
6	The EUR 450m NIH matured in November 2021, when the hedging instrument, a EUR bond matured.
7	On 3 June 2021, upon issuance of the EUR 800m 0.375% 2029 Non-callable bond, EUR 550m was designated in a net investment hedge of the foreign currency exposure in relation of an equivalent amount of EUR-denominated net assets. The remaining EUR 250m was subsequently designated in a net investment hedge upon maturity of the EUR 450m bond on 24 November 2021.

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

	2023	2022	2021
Employees
UK	10,700	9,800	8,900
Rest of Europe	23,000	20,600	18,300
The Americas	22,400	20,900	18,800
Asia, Africa & Australasia	30,300	30,700	33,600
Continuing operations	86,400	82,000	79,600

Geographical distribution described in the table above is by location of legal entity employing staff. Certain staff will undertake some or all of their activity in a different location.

The number of people employed by the Group at the end of 2023 was 89,900 (2022: 83,500; 2021: 83,100).

The costs incurred during the year in respect of these employees were:

	2023	2022	2021
	$m	$m	$m
Wages and salaries	9,341	8,656	7,633
Social security costs	1,100	991	886
Pension costs	537	546	564
Other employment costs	1,357	1,338	1,192
Total	12,335	11,531	10,275

Severance costs of $123m are not included above (2022: $227m; 2021: $238m).

The charge for share-based payments in respect of share plans is $579m (2022: $619m; 2021: $615m). Payments made to the Employee Benefit Trust upon vesting of share awards are recognised within operating cash flows, reflecting the substance of the arrangement in place between the Group and the Trust. The plans are equity settled.

The Directors believe that, together with the basic salary system, the Group’s employee incentive schemes provide competitive and market-related packages to motivate employees. They should also align the interests of employees with those of shareholders, as a whole, through long-term share ownership in the Company. The Group’s current US, UK and Swedish schemes are described below; other arrangements apply elsewhere.

Bonus and share plans

US

In the US, there are two employee short-term performance bonus plans in operation to differentiate and reward strong individual performance. Performance bonuses are paid in cash. The AstraZeneca Performance Share Plan and the AstraZeneca Global Restricted Share Plan operate in respect of relevant employees in the US. AstraZeneca ADRs necessary to satisfy the awards are purchased on the market or funded via a trust.

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

The AstraZeneca Performance Share Plan

This plan was approved by shareholders in 2020 for a period of 10 years (subsequently amended by approval of shareholders in 2021) and replaces the 2014 AstraZeneca Performance Share Plan. Generally, awards can be granted at any time, but not during a closed period of the Company. The first grant of Performance Share Plan awards was made in May 2014 under the 2014 AstraZeneca Performance Share Plan. Awards granted under the plan vest after three years, or in the case of Executive Directors and members of the SET, after an additional two-year holding period, and is subject to the achievement of performance conditions. For awards granted to all participants in 2023, vesting is subject to a combination of measures focused on science and innovation, revenue growth, financial performance and carbon reduction. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets and which employees should be eligible to participate.

The AstraZeneca Investment Plan

This plan was introduced in 2010 and approved by shareholders at the 2010 AGM. The final grant of awards under this plan took place in March 2016. Awards granted under the plan vest after eight years and are subject to performance conditions measured over a period of four years.

The AstraZeneca Global Restricted Stock Plan

The Global Restricted Stock Plan (GRSP) was introduced in 2010. This plan provides for the grant of restricted stock unit (RSU) awards to selected below SET-level employees and is used in conjunction with the AstraZeneca Performance Share Plan to provide a mix of RSUs and performance share units (PSUs). Awards typically vest on the third anniversary of the date of grant and are contingent on continued employment with the Company. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated.

The AstraZeneca Restricted Share Plan

This plan was introduced in 2008 and provides for the grant of restricted share unit (RSU) awards to key employees, excluding Executive Directors. Awards are made on an ad hoc basis with variable vesting dates. The plan has been used five times in 2023 to make awards to 305 employees. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated.

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

Details of share options outstanding during the year for the main share plans are shown below.

	The AstraZeneca Performance Share Plan		The AstraZeneca Global Restricted Stock Plan			The AstraZeneca Restricted Share Plan		The AstraZeneca Extended Incentive Plan
	Ordinary Shares	ADR Shares	Ordinary Shares	ADR Shares	[1]	Ordinary Shares	ADR Shares	Ordinary Shares	ADR Shares
	ʼ000	ʼ000	ʼ000	ʼ000		ʼ000	ʼ000	ʼ000	ʼ000
Outstanding at 1 January 2021	3,045	4,791	1,626	9,175		161	506	300	65
Granted	1,275	2,082	902	4,509		139	481	–	175
Forfeited	(220)	(494)	(158)	(1,254)		(18)	(42)	(18)	(45)
Cancelled	(9)	–	(1)	(8)		–	–	–	–
Exercised	(632)	(1,201)	(341)	(2,881)		(27)	(182)	–	–
Outstanding at 31 December 2021	3,459	5,178	2,028	9,541		255	763	282	195
Granted	1,059	2,339	1,237	6,478		75	216	–	–
Forfeited	(132)	(570)	(190)	(1,627)		(25)	(136)	(23)	–
Cancelled	–	–	–	(3)		–	–	–	–
Exercised	(756)	(1,223)	(606)	(2,706)		(72)	(165)	–	–
Outstanding at 31 December 2022	3,630	5,724	2,469	11,683		233	678	259	195
Granted	976	2,071	1,185	6,343		208	436	71	95
Forfeited	(148)	(437)	(187)	(1,417)		(20)	(59)	(8)	–
Cancelled	–	–	–	(3)		–	–	–	(34)
Exercised	(813)	(1,470)	(570)	(2,738)		(86)	(288)	(107)	(9)
Outstanding at 31 December 2023	3,645	5,888	2,897	13,868		335	767	215	247

1	Shares issued to Alexion employees under the GRSP are covered under the Alexion employee share award below.

	The AstraZeneca Performance Share Plan			The AstraZeneca Global Restricted Stock Plan		The AstraZeneca Restricted Share Plan		The AstraZeneca Extended Incentive Plan
	WAFV	[1]	WAFV	WAFV	WAFV	WAFV	WAFV	WAFV	WAFV
	pence		$	pence	$	pence	$	pence	$
WAFV of 2021 grants	6012		41.56	6893	47.75	7415	53.96	–	56.83
WAFV of 2022 grants	8328		55.73	9167	61.21	9894	63.35	–	–
WAFV of 2023 grants	9929		59.95	10822	65.38	11135	65.37	11748	74.78

1	Weighted average fair value.

Alexion employee share award plan

At acquisition in 2021 Alexion employee share awards were converted into AstraZeneca restricted stock awards that continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion awards immediately prior to completion. The fair value at the grant date was $57.54 and of the 15,220,000 shares outstanding at 31 December 2021, 8,627,000 were exercised and 980,000 were forfeited during 2022. During 2022, Alexion employees had the option to defer awards due to vest in July 2022 until February 2023 when they would also receive an additional vest equivalent to 15% of the shares deferred. As a result, 1,780,000 shares were deferred, resulting in an additional 267,000 shares being issued with a grant date fair value of $65.62, that vested in 2023. During 2023, 2,060,000 shares vested, 531,000 were forfeited/cancelled and the closing balance of these awards as of 31 December 2023 was 3,022,000.

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

30 Commitments, contingent liabilities and contingent assets

	2023	2022	2021
Commitments	$m	$m	$m
Contracts placed for future capital expenditure on Property, plant and equipment and software development costs not provided for in these financial statements	1,368	502	388

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

					Years 5
	Total	Under 1 year	Years 1 and 2	Years 3 and 4	and greater
	$m	$m	$m	$m	$m
Future potential research and development milestone payments	10,971	1,256	3,798	1,764	4,153
Future potential revenue milestone payments	20,195	43	491	2,400	17,261

The table includes all potential payments for achievement of milestones under ongoing research and development arrangements. Revenue-related milestone payments represent the maximum possible amount payable on achievement of specified levels of revenue as set out in individual contract agreements, but exclude variable payments that are based on unit sales (e.g. royalty-type payments) which are expensed as the associated sale is recognised. The table excludes any payments already capitalised in the Financial Statements for the year ended 31 December 2023 which have been capitalised with reference to the latest Group sales forecasts for approved indications.

The future payments we disclose represent contracted payments and, as such, are not discounted and are not risk-adjusted. As detailed in the Risk section from page 54, the development of any pharmaceutical product candidate is a complex and risky process that may fail at any stage in the development process due to a number of factors (including items such as failure to obtain regulatory approval, unfavourable data from key studies, adverse reactions to the product candidate or indications of other safety concerns). The timing of the payments is based on the Group’s current best estimate of achievement of the relevant milestone.

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

They are an integral part of normal ongoing expenditure for carrying out the Group’s research, manufacturing and commercial operations and are not separated from overall operating and development costs. There are no known changes in legal, regulatory or other requirements resulting in material changes to the levels of expenditure for 2021, 2022 or 2023.

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

AstraZeneca has also given indemnities to third parties for a number of sites outside the US. These environmental liabilities arise from legacy operations that are not currently part of the Group’s business and, at most of these sites, remediation, where required, is either completed or in progress. AstraZeneca has made provisions for the estimated costs of future environmental investigation, remediation, operation and maintenance activity beyond normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges, where a present obligation exists, it is probable that such costs will be incurred and they can be estimated reliably. With respect to such estimated future costs, there were provisions at 31 December 2023 in the aggregate of $112m (2022: $131m; 2021: $90m), mainly relating to the US. Where we are jointly liable or otherwise have cost-sharing agreements with third parties, we reflect only our share of the obligation. Where the liability is insured in part or in whole by insurance or other arrangements for reimbursement, an asset is recognised to the extent that this recovery is virtually certain.

It is possible that AstraZeneca could incur future environmental costs beyond the extent of our current provisions. The extent of such possible additional costs is inherently difficult to estimate due to a number of factors, including: (1) the nature and extent of claims that may be asserted in the future; (2) whether AstraZeneca has or will have any legal obligation with respect to asserted or unasserted claims; (3) the type of remedial action, if any, that may be selected at sites where the remedy is presently not known; (4) the potential for recoveries from or allocation of liability to third parties; and (5) the length of time that the environmental investigation, remediation and liability allocation process can take. As per our accounting policy on page 158, Provisions for these costs are made when there is a present obligation and where it is probable that expenditure on remedial work will be required and a reliable estimate can be made of the cost. Notwithstanding and subject to the foregoing, we estimate the potential additional loss for future environmental investigation, remediation, remedial operation and maintenance activity above and beyond our provisions to be, in aggregate, between $114m and $191m (2022: $113m and $188m; 2021: $99m and $165m) which relates mainly to the US.

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

Over the course of the past several years, including in 2023, a significant number of commercial litigation claims in which AstraZeneca is involved have been resolved, particularly in the US, thereby reducing potential contingent liability exposure arising from such litigation. Similarly, in part due to patent litigation and settlement developments, greater certainty has been achieved regarding possible generic entry dates with respect to some of our patented products. At the same time, like other companies in the pharmaceutical sector and other industries, AstraZeneca continues to be subject to government investigations around the world.

Patent litigation

Legal proceedings brought against AstraZeneca for which a provision has been taken

Imfinzi and Imjudo

US and ROW patent proceedings

In February 2022, in Japan, Ono Pharmaceuticals filed a lawsuit in Tokyo District Court, Civil Division against AstraZeneca alleging that AstraZeneca’s marketing of Imfinzi in Japan infringed several of their patents.

In March 2022, Bristol-Myers Squibb Co. and E.R. Squibb & Sons, LLC filed a lawsuit in the US District Court for the District of Delaware (District Court) against AstraZeneca alleging that AstraZeneca’s marketing of Imfinzi infringed several of their patents. In April 2023, Bristol-Myers Squibb Co., E.R. Squibb & Sons, LLC, Tasuku Honjo, Ono Pharmaceutical Co., Ltd., and the Dana-Farber Cancer Institute Inc. filed a separate lawsuit in the District Court against AstraZeneca alleging that AstraZeneca’s marketing of Imfinzi infringed another of their patents.

In January 2023, Bristol-Myers Squibb Co. and E.R. Squibb & Sons, LLC filed a lawsuit in the District Court against AstraZeneca alleging that AstraZeneca’s marketing of Imjudo infringed two of their patents.

In July 2023, AstraZeneca entered into a global settlement agreement with Bristol-Myers Squibb Co., E.R. Squibb & Sons, LLC, and Ono Pharmaceutical Co., Ltd. that resolves all patent disputes between the companies relating to Imfinzi and Imjudo. In June 2023, a provision was taken totaling $510m.

These matters are now concluded.

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Enhertu

US patent proceedings

In October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited (Daiichi Sankyo) in the US District Court for the Eastern District of Texas (District Court) alleging that Enhertu infringes a Seagen patent. AstraZeneca co-commercialises Enhertu with Daiichi Sankyo, Inc. in the US. After trial in April 2022, the jury found that the patent was infringed and awarded Seagen $41.82m in past damages. In July 2022, the District Court entered final judgment and declined to enhance damages on the basis of wilfulness. In October 2023, the District Court entered an amended final judgment that requires Daiichi Sankyo to pay Seagen a royalty of 8% on US sales of Enhertu from April 1, 2022, through November 4, 2024, in addition to the past damages previously awarded by the Court. AstraZeneca and Daiichi Sankyo have appealed the District Court’s decision.

In December 2020 and January 2021, AstraZeneca and Daiichi Sankyo, Inc. filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, inter alia, that the Seagen patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but, in April 2022, the USPTO granted the rehearing requests, instituting both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo, Inc. requested reconsideration of the decision not to institute review of the patent. In February 2023, the USPTO reinstituted the PGR proceeding. An oral hearing took place in August 2023. In January 2024, the USPTO issued a decision that Seagen's patent is unpatentable, invalidating all claims asserted against Enhertu. The USPTO’s decision does not overturn the Texas District Court’s decision unless and until the USPTO’s decision is affirmed on appeal by the US Court of Appeals for the Federal Circuit. No such appeal has been filed.

Faslodex

Patent proceedings outside the US

In 2021 in Japan, AstraZeneca received notice from the Japan Patent Office (JPO) that Sandoz K.K. (Sandoz) and Sun Pharma Japan Ltd. (Sun) were seeking to invalidate the Faslodex formulation patent. AstraZeneca defended the challenged patent, and Sun withdrew from the JPO patent challenge. In July 2023, the JPO issued a final decision upholding various claims of the challenged patent and determining that other patent claims were invalid. In August 2023, Sandoz appealed the JPO decision to the Japan IP High Court.

Tagrisso

US patent proceedings

In September 2021, Puma Biotechnology, Inc. and Wyeth LLC filed a patent infringement lawsuit in the US District Court for the District of Delaware against AstraZeneca relating to Tagrisso. Trial has been scheduled for May 2024.

Legal proceedings brought by AstraZeneca considered to be contingent assets

Brilinta

US patent proceedings

In 2015 and subsequently, in response to Paragraph IV notices from ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware (District Court) relating to patents listed in the FDA Orange Book with reference to Brilinta. In 2022, AstraZeneca entered into several separate settlements and the District Court entered consent judgments to dismiss each of the corresponding litigations. Additional proceedings are ongoing in the District Court. No trial date has been set.

Calquence

US patent proceedings

In February 2022, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware. In its complaint, AstraZeneca alleges that a generic version of Calquence, if approved and marketed, would infringe patents listed in the FDA Orange Book with reference to Calquence that are owned or licensed by AstraZeneca. Trial has been scheduled for March 2025.

In February 2023, Sandoz Inc. filed a petition for inter partes review with the US Patent and Trademark Office of certain Calquence patent claims. AstraZeneca has asserted claims for patent infringement against Sandoz and other defendants in the US ANDA litigation. In August 2023, the US Patent Trial and Appeal Board issued a decision denying institution of inter partes review.

Daliresp

US patent proceedings

In 2015 and subsequently, in response to Paragraph IV notices from ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of New Jersey (District Court) relating to patents listed in the FDA Orange Book with reference to Daliresp. In 2022, AstraZeneca entered into a settlement agreement and the District Court entered a consent judgment to dismiss the corresponding litigation. Additional ANDA challenges are pending.

Farxiga

US patent proceedings

In May 2021, AstraZeneca proceeded to trial against ANDA filer Zydus Pharmaceuticals (USA) Inc. (Zydus) in the US District Court for the District of Delaware (District Court). In October 2021, the District Court issued a decision finding the asserted claims of AstraZeneca’s patent as valid and infringed by Zydus’s ANDA product. In August 2022, Zydus appealed the District Court decision. Zydus’s appeal has been dismissed.

In December 2023, AstraZeneca initiated ANDA litigation against Sun Pharmaceutical Industries Ltd. and Sun Pharmaceutical Industries, Inc. in the District Court. No trial date has been set.

Lokelma

US patent proceedings

In August 2022, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against multiple generic filers in the US District Court for the District of Delaware. Trial has been scheduled for March 2025.

Lynparza

US patent proceedings

In December 2022, AstraZeneca received a Paragraph IV notice from an ANDA filer relating to patents listed in the FDA Orange Book with reference to Lynparza. In February 2023, in response to the Paragraph IV notice, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigation against Natco Pharma Limited (Natco) in the US District Court for the District of New Jersey. In the complaint, AstraZeneca alleged that Natco’s generic version of Lynparza, if approved and marketed, would infringe patents listed in the FDA Orange Book with reference to Lynparza. No trial date has been scheduled.

In December 2023, AstraZeneca received a Paragraph IV notice from an ANDA filer relating to patents listed in the FDA Orange Book with reference to Lynparza. In February 2024, in response to the Paragraph IV notice, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigation against Sandoz Inc. (Sandoz) in the US District Court for the District of New Jersey. In the complaint, AstraZeneca alleged that Sandoz’s generic version of Lynparza, if approved and marketed, would infringe patents listed in the FDA Orange Book with reference to Lynparza. No trial date has been scheduled.

Soliris

US patent proceedings

In January 2024, Alexion initiated patent infringement litigation against Samsung Bioepis Co. Ltd. in the US District Court for the District of Delaware alleging that Samsung’s biosimilar eculizumab product, for which Samsung is currently seeking FDA approval, will infringe six Soliris-related patents. No trial date has been scheduled. Five of the six asserted patents are also the subject of inter partes review proceedings before the US Patent and Trademark Office.

Tagrisso

Patent proceedings outside the US

In Russia, in August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow Region (Court) against the Ministry of Health of the Russian Federation and Axelpharm LLC related to Axelpharm’s improper use of AstraZeneca’s information to obtain authorisation to market a generic version of Tagrisso. In December 2023, the Court dismissed the lawsuit against the Ministry of Health of the Russian Federation. In January 2024, AstraZeneca filed an appeal, which is pending. The lawsuit against Axelpharm remains pending before the Court.

In Russia, in November 2023, Axelpharm LLC filed a compulsory licensing action against AstraZeneca in the Arbitration Court of the Moscow Region (Court) related to a patent that covers Tagrisso. The lawsuit remains pending before the Court.

Legal proceedings brought against AstraZeneca which have been concluded

Movantik

US patent proceedings

AstraZeneca has resolved by settlement agreement the previously disclosed patent infringement lawsuit brought by Aether Therapeutics, Inc. in the US District Court for the District of Delaware against AstraZeneca, Nektar Therapeutics and Daiichi Sankyo, Inc., relating to Movantik. This matter is now concluded.

Legal proceedings brought by AstraZeneca which have been concluded

Symbicort

US patent proceedings

In February 2023, AstraZeneca resolved by settlement agreement the previously disclosed ANDA litigations with Mylan Pharmaceuticals Inc. and Kindeva Drug Delivery L.P. (together, defendants). In those actions, AstraZeneca alleged that the defendants' generic versions of Symbicort, if approved and marketed, would infringe various AstraZeneca patents. This matter is now concluded.

Tagrisso

Patent proceedings outside the US

In Russia, in October 2021, AstraZeneca filed a lawsuit in the Arbitration Court of the Moscow Region (Court) against Axelpharm, LLC to prevent it from obtaining authorisation to market a generic version of Tagrisso prior to the expiration of AstraZeneca’s patents covering Tagrisso. The lawsuit also names the Ministry of Health of the Russian Federation as a third party. In March 2022, the Court dismissed the lawsuit. In June 2022, the dismissal was affirmed on appeal. In January 2023, the dismissal was affirmed on further appeal. This matter is now concluded.

Product liability litigation

Legal proceedings brought against AstraZeneca for which a provision has been taken

Nexium and Losec/Prilosec

US proceedings

AstraZeneca has been defending lawsuits brought in federal and state courts involving claims that plaintiffs have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. Most of the lawsuits alleged kidney injury. In August 2017, the pending federal court cases were consolidated in a multidistrict litigation (MDL) proceeding in the US District Court for the District of New Jersey for pre-trial purposes. In addition to the MDL cases, there were cases alleging kidney injury filed in Delaware and New Jersey state courts.

In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs, including one such claim in the US District Court for the Middle District of Louisiana (Louisiana District Court).

In October 2023, AstraZeneca resolved all pending claims in the MDL, as well as all pending claims in Delaware and New Jersey state courts, for $425m, for which a provision has been taken. The only remaining case is the one pending in the Louisiana District Court. The Court in that case has postponed trial, which was previously scheduled to begin in April 2024. No new trial date has been set.

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Farxiga and Xigduo XR

US proceedings

AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including Fournier's Gangrene and necrotising fasciitis, from treatment with Farxiga and/or Xigduo XR. In September 2023, the parties resolved by settlement agreement one case, filed in state court in Minnesota, previously scheduled for trial in October 2023. All remaining claims are filed in Delaware state court and remain pending.

Nexium and Losec/Prilosec

Canada proceedings

In Canada, in July and August 2017, AstraZeneca was served with three putative class action lawsuits. Two of the lawsuits have been dismissed, one in 2019 and one in 2021. The third lawsuit seeks authorisation to represent individual residents in Canada who allegedly suffered kidney injuries from the use of proton pump inhibitors, including Nexium and Losec.

Onglyza and Kombiglyze

US proceedings

In the US, AstraZeneca is defending various lawsuits alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In August 2022, the US District Court for the Eastern District of Kentucky, presiding over the consolidated federal cases, granted AstraZeneca’s motion for summary judgment, which plaintiffs have appealed to the US Court of Appeals for the Sixth Circuit. In the California state court proceeding, the trial court granted summary judgment for AstraZeneca, which the California appellate court affirmed. The California Supreme Court has declined further review, so the California state court proceeding has concluded.

Commercial litigation

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

340B Antitrust Litigation

US proceedings

In September 2021, AstraZeneca was served with a class-action antitrust complaint filed in the US District Court for the Western District of New York (District Court) by Mosaic Health alleging a conspiracy to restrict access to 340B discounts in the diabetes market through contract pharmacies. In September 2022, the District Court granted AstraZeneca’s motion to dismiss the Complaint. In February 2024, the District Court denied Plaintiffs’ request to file a new amended complaint and entered an order closing the matter.

Anti-Terrorism Act Civil Lawsuit

US proceedings

In the US, in October 2017, AstraZeneca and certain other pharmaceutical and/or medical device companies were named as defendants in a complaint filed in the US District Court for the District of Columbia (District Court) by US nationals (or their estates, survivors, or heirs) who were killed or wounded in Iraq between 2005 and 2013. The plaintiffs allege that the defendants violated the US Anti-Terrorism Act and various state laws by selling pharmaceuticals and medical supplies to the Iraqi Ministry of Health. In July 2020, the District Court granted AstraZeneca’s and the other defendants’ motion to dismiss the lawsuit, which the DC Circuit Court of Appeals (the Appellate Court) reversed in January 2022. In February 2023, the Appellate Court denied a request for en banc review. In June 2023, AstraZeneca and the other defendants filed a petition for review by the United States Supreme Court.

Caelum Trade Secrets Litigation

US proceedings

AstraZeneca has been defending a matter filed by the University of Tennessee Research Foundation in the US District Court for the Eastern District of Tennessee (District Court) related to CAEL-101. In October 2023, AstraZeneca filed a motion for summary judgment on all claims and awaits a decision by the District Court. Trial is currently scheduled for September 2024.

Definiens

Germany proceedings

In Germany, in July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (the Sellers) regarding the 2014 Share Purchase Agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. The arbitration hearing took place in March 2023 and final post-hearing written briefs were submitted in June 2023. In December 2023, the arbitration panel made a final award of $46.43m in favour of the Sellers. AstraZeneca is considering its options.

Employment Litigation

US proceedings

In December 2022, AstraZeneca was served with a lawsuit filed by seven former employees in the US District Court for the District of Delaware (District Court) asserting age, religion, and disability discrimination claims related to AstraZeneca’s vaccination requirement. In March 2023, AstraZeneca filed a motion to dismiss the religious and disability discrimination claims and a motion to strike the class and collective claims. That motion is fully briefed and the parties are awaiting a decision by the District Court.

Pay Equity Litigation

US proceedings

AstraZeneca was defending a putative class and collective action matter in the US District Court for the Northern District of Illinois (District Court) brought by three named plaintiffs, who are former AstraZeneca employees. The case involved claims under the federal and Illinois Equal Pay Acts, with the plaintiffs alleging they were paid less than male employees who performed substantially similar and/or equal work. In January 2023, the District Court granted AstraZeneca’s motion to dismiss plaintiffs’ complaint. In March 2023, plaintiffs filed a Second Amended Complaint. AstraZeneca moved to dismiss the Second Amended Complaint in April 2023. The motion to dismiss was denied in October 2023, and the parties are proceeding with discovery.

Seroquel XR (Antitrust Litigation)

US proceedings

In 2019, AstraZeneca was named in several related complaints brought in the US District Court for the Southern District of New York (District Court), including several putative class action lawsuits that were purportedly brought on behalf of classes of direct purchasers or end payors of Seroquel XR, that allege AstraZeneca and generic drug manufacturers violated US antitrust laws when settling patent litigation related to Seroquel XR. In July 2022, in response to AstraZeneca’s motion to dismiss, the District Court dismissed all claims relating to the settlement with one of the generic manufacturers but denied the motion with respect to all claims relating to the second generic manufacturer and allowed those claims to proceed. Trial is currently scheduled for May 2025.

Syntimmune

US proceedings

In connection with Alexion’s prior acquisition of Syntimmune, Inc., (Syntimmune) in December 2020, Alexion was served with a lawsuit filed by the stockholders’ representative for Syntimmune in Delaware state court that alleged, among other things, breaches of contractual obligations relating to the 2018 merger agreement. The stockholders’ representative alleges that Alexion failed to meet its obligations under the merger agreement to use commercially reasonable efforts to achieve the milestones. Alexion also filed a claim for breach of the representations in the 2018 merger agreement. A trial was held in July 2023 and a decision is expected in 2024.

Viela Bio, Inc. Shareholder Litigation

US proceedings

In February 2023, AstraZeneca was served with a lawsuit filed in Delaware state court against AstraZeneca and certain officers (collectively, defendants), on behalf of a putative class of Viela Bio, Inc. (Viela) shareholders. The complaint alleges that defendants breached their fiduciary duty to Viela shareholders in the course of Viela’s 2021 merger with Horizon Therapeutics, plc. In May 2023, AstraZeneca filed a motion to dismiss, which is now fully briefed and pending before the Court.

Legal proceedings brought by AstraZeneca considered to be contingent assets

PARP Inhibitor Royalty Dispute

UK proceedings

In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc, (GSK)) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product niraparib. In May 2021, AstraZeneca filed a lawsuit against GSK in the Commercial Court of England and Wales alleging that GSK has failed to pay all of the royalties due on niraparib sales under the license agreements. The case was transferred to the Chancery Division and a trial took place in March 2023. In April 2023, the court issued a decision in AstraZeneca’s favour. GSK has been granted permission to appeal, and the appellate hearing was held in January 2024.

Legal proceedings brought against AstraZeneca which have been concluded

Alexion Shareholder Litigation

US proceedings

In December 2016, putative securities class action lawsuits were filed in the US District Court for the District of Connecticut (District Court) against Alexion and certain officers and directors (collectively, defendants), on behalf of purchasers of Alexion publicly traded securities during the period 30 January 2014 through 26 May 2017. The amended complaint alleged that defendants engaged in securities fraud, including by making misrepresentations and omissions in their public disclosures concerning Alexion’s Soliris sales practices, management changes, and related investigations. In August 2021, the District Court issued a decision denying in part defendants’ motion to dismiss the matter. The Court granted plaintiffs’ motion for class certification in April 2023. In August 2023, the parties reached a settlement in principle of this matter. In September 2023, the court granted preliminary approval of the class settlement. A provision was taken in September 2023. The court granted final approval of the class settlement in December 2023, and the matter is now concluded.

AZD1222 Securities Litigation

US proceedings

In January 2021, putative securities class action lawsuits were filed in the US District Court for the Southern District of New York (District Court) against AstraZeneca PLC and certain officers, on behalf of purchasers of AstraZeneca publicly traded securities during a period later amended to cover 15 June 2020 through 29 January 2021. The Amended Complaint alleges that defendants made materially false and misleading statements in connection with the development of AZD1222, AstraZeneca’s vaccine for the prevention of COVID-19. In September 2022, the District Court granted AstraZeneca’s motion to dismiss the Amended Complaint with prejudice. In May 2023, the US Court of Appeals for the Second Circuit affirmed the dismissal. The matter is now concluded.

Portola Shareholder Litigation

US proceedings

In connection with Alexion’s July 2020 acquisition of Portola Pharmaceuticals, Inc. (Portola), Alexion assumed litigation to which Portola is a party. In January 2020, putative securities class action lawsuits were filed in the US District Court for the Northern District of California against Portola and certain officers and directors (collectively, defendants), on behalf of purchasers of Portola publicly traded securities during the period 8 January 2019 through 26 February 2020. The operative complaints alleged that defendants made materially false and/or misleading statements or omissions with regard to Andexxa. In June 2022, the parties reached a settlement in principle of this matter. In March 2023, the court granted final approval of the settlement. The matter is now concluded.

Government investigations/proceedings

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

340B Qui Tam

US proceedings

In July 2023, AstraZeneca was served with an unsealed civil lawsuit brought by a qui tam relator on behalf of the United States, several states, and the District of Columbia in the US District Court for the Central District of California. The complaint alleges that AstraZeneca violated the US False Claims Act (FCA) and state-law analogues. In September 2023, AstraZeneca filed a motion to dismiss the relator’s claims. In response, the relator filed a First Amended Complaint. In December 2023, AstraZeneca filed a motion to dismiss the First Amended Complaint.

340B Administrative Proceedings

US proceedings

In September 2023, the Arkansas Insurance Department sent AstraZeneca an administrative complaint concerning compliance with Arkansas’s 340B Statute, which requires manufacturers to recognize an unlimited number of contract pharmacies.

Previously disclosed Administrative Dispute Resolution proceedings against AstraZeneca remain pending before the US Health Resources and Services Administration.

Brazilian Tax Assessment Matter

Brazil proceedings

In connection with an ongoing matter, in August 2019, the Brazilian Federal Revenue Service provided a Notice of Tax and Description of the Facts (the Tax Assessment) to two Alexion subsidiaries (the Brazil Subsidiaries), as well as to two additional entities – a logistics provider utilised by Alexion and a distributor. The Tax Assessment focuses on the importation of Soliris vials pursuant to Alexion’s free drug supply to patients programme in Brazil.

Alexion prevailed in the first level of administrative appeals in the Brazilian federal administrative proceeding system based on a deficiency in the Brazil Tax Assessment. The decision was subject to an automatic (ex officio) appeal to the second level of the administrative courts. In March 2023, the second level of the administrative courts issued a decision to remand the matter to the first level of administrative courts for a determination on the merits.

Texas Qui Tam

US proceedings

In December 2022, AstraZeneca was served with an unsealed civil lawsuit brought by qui tam relators on behalf of the State of Texas in Texas state court, which alleges that AstraZeneca engaged in unlawful marketing practices. In March 2023, AstraZeneca filed a motion to dismiss and a motion to transfer venue. In response, relators filed an Amended Petition. In May 2023, AstraZeneca filed a motion to dismiss the Amended Petition and renewed its motion to transfer venue. In September 2023, the Texas state court denied AstraZeneca’s motion to transfer venue and motion to dismiss. Trial is currently scheduled for October 2024.

Turkish Ministry of Health Matter

Turkey proceedings

In Turkey, in July 2020, the Turkish Ministry of Health (Ministry of Health) initiated an investigation regarding payments to healthcare providers by Alexion Turkey and former employees and consultants. The investigation arose from Alexion’s disclosure of a $21.5m civil settlement with the US Securities & Exchange Commission (SEC) in July 2020 fully resolving the SEC’s investigation into possible violations of the US Foreign Corrupt Practices Act. In September 2021, the Ministry of Health completed its draft investigation report, and referred the matter to the Ankara Public Prosecutor’s Office with a recommendation for further proceedings against certain former employees.

US Congressional Inquiry

US proceedings

In January 2024, AstraZeneca received a letter from the US Senate Committee on Health, Education, Labor and Pensions (HELP Committee) seeking information related to AstraZeneca's inhaled Respiratory products. AstraZeneca intends to cooperate with the inquiry.

Vermont US Attorney Investigation

US proceedings

In April 2020, AstraZeneca received a Civil Investigative Demand from the US Attorney’s Office in Vermont and the Department of Justice, Civil Division, seeking documents and information relating to AstraZeneca’s relationships with electronic health-record vendors. AstraZeneca continues to cooperate with this enquiry.

Legal proceedings brought by AstraZeneca considered to be contingent assets

Inflation Reduction Act Litigation

US proceedings

In August 2023, AstraZeneca filed a lawsuit in federal court in Delaware challenging aspects of the drug price negotiation provisions of the Inflation Reduction Act and the implementing guidance and regulations promulgated by the US Department of Health and Human Services.

Louisiana 340B Litigation

US proceedings

In August 2023, AstraZeneca filed a lawsuit against the State of Louisiana alleging that the Louisiana’s 340B statute, which requires manufacturers to recognize an unlimited number of contract pharmacies, is preempted on several grounds and violates the Contracts Clause of the U.S. Constitution. AstraZeneca and the State of Louisiana have moved for summary judgment on AstraZeneca’s claims.

Legal proceedings brought against AstraZeneca which have been concluded

COVID-19 Vaccine Supply and Manufacturing Inquiries

Brazil proceedings

In February 2022, a Brazilian Public Prosecutor filed a lawsuit against several defendants including the Brazilian Federal Government, AstraZeneca, and other COVID-19 vaccine manufacturers. In April 2022, a Brazilian Court issued an order dismissing the lawsuit. In October 2023, the pending appeal was dismissed. No further appeal was made. This matter is now concluded.

Legal proceedings brought by AstraZeneca which have been concluded

US 340B Litigation

US proceedings

In January 2021, AstraZeneca filed a lawsuit in the US District Court for the District of Delaware (District Court) alleging that an Advisory Opinion issued by the Department of Health and Human Services violates the Administrative Procedure Act. In June 2021, the District Court found in favour of AstraZeneca, invalidating the Advisory Opinion. However, in May 2021, prior to the District Court’s ruling, the US Government issued new and separate letters to AstraZeneca (and other companies) asserting that AstraZeneca’s contract pharmacy policy violates the 340B statute. AstraZeneca amended the complaint to include allegations challenging the letter sent in May 2021, and in February 2022, the District Court ruled in favour of AstraZeneca invalidating those letters sent by the US Government. In January 2023, the Court of Appeals affirmed the District Court’s decision in AstraZeneca’s favour. Final judgment was entered in favour of AstraZeneca in May 2023 and this matter is now concluded.

Other

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

AstraZeneca faces a number of audits and reviews in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. The issues under discussion are often complex and can require many years to resolve. Tax liabilities recognised for uncertain tax treatments require management to make key judgements with respect to the outcome of current and potential future tax audits, and actual results could vary from these estimates. Management does not believe a significant risk of material change to uncertain tax positions exists in the next 12 months.

The total net tax liability recognised in the Group Financial Statements in respect of uncertain tax positions is $1,336m (2022: $830m; 2021: $768m). The net tax liability consists of $1,241m (2022: $632m; 2021: $702m) included within income tax payable, $441m (2022: $291m; 2021: $(33)m) included within deferred tax asset, partially offset by $9m (2022: $(20)m; 2021: $(17)m) included within deferred tax liabilities, and $337m (2022: $113m; 2021: additional $82m) included within income tax receivable.

Transfer pricing

The net tax liability included in the Group Financial Statements to cover the worldwide exposure to uncertain tax treatments is $401m (2022: $260m; 2021: $77m). The increase in the net tax liability for uncertain tax positions relating to transfer pricing of $141m compared with 2022 is mainly as a result of an increase of tax liabilities arising from updates to estimates of prior period tax liabilities following progression of tax authority reviews.

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

For transfer pricing matters, including items under tax audit, AstraZeneca estimates the potential for additional tax liabilities above the amount provided where the possibility of the additional liabilities falling due is more than remote, to be up to $386m (2022: $245m; 2021: $48m) including associated interest.

Management believes that it is unlikely that these additional liabilities will arise. It is possible that some of these contingencies may change in the future to reflect progress in tax authority reviews, to the extent that any tax authority challenge is concluded or matters lapse including following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods. Management continues to believe that AstraZeneca’s positions on all its transfer pricing positions, audits and disputes are robust, and that AstraZeneca has recognised appropriate tax balances, including consideration of whether corresponding relief will be available under Mutual Agreement procedures or unilaterally.

Other uncertain tax treatments

Included in the net tax liability is $935m (2022: $570m; 2021: $691m) relating to a number of other uncertain tax treatments. The increase of $365m in the net tax liability relating to the other uncertain tax treatments mainly relates to an update to tax liabilities following progress of reviews by tax authorities and administrative appeal processes. The liability includes tax liabilities in respect of uncertain tax treatments which are estimated using the most likely amount method and the expected value method and depend on AstraZeneca’s assessment of the likelihood of the approach taken by the tax authorities. This could change in the future to reflect progress in tax authority reviews, the extent that any tax authority challenge is concluded, or matters lapse including following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods.

For these other tax liabilities in respect of uncertain tax treatments, AstraZeneca estimates the potential for additional liabilities above the amount provided where the possibility of the additional liabilities falling due is more than remote, to be up to $293m (2022: $209m; 2021: $273m) including associated interest. It is possible that some of these liabilities may reduce in the future if any tax authority challenge is concluded or matters lapse following expiry of the relevant statutes of limitation, resulting in a reduction in the tax charge in future periods. AstraZeneca does not believe there are any significant other uncertain tax treatments where the possibility of the additional liabilities falling due is more than remote (2022: $280m; 2021: $325m) including associated interest.

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

Included within other payables is a net amount of interest arising on tax contingencies of $184m (2022: $106m; 2021: $85m).

31 Statutory and other information

	2023	2022	2021
	$m	$m	$m
Fees payable to PricewaterhouseCoopers LLP and its associates:
Group audit fee	10.2	9.9	10.5
Fees payable to PricewaterhouseCoopers LLP and its associates for other services:
The audit of subsidiaries pursuant to legislation	15.0	15.1	15.2
Attestation under s404 of Sarbanes-Oxley Act 2002	3.3	3.1	2.0
Audit-related assurance services	1.1	0.7	4.5
Other assurance services	0.2	0.2	3.4
Fees payable to PricewaterhouseCoopers Associates in respect of the Group’s pension schemes:
The audit of subsidiaries’ pension schemes	0.3	0.3	0.3
	30.1	29.3	35.9

$0.7m of fees payable in 2023 are in respect of the Group audit and audit of subsidiaries related to prior years (2022: $0.6m in respect of the Group audit and audit of subsidiaries related to prior years).

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

	2023	2022	2021
	$’000	$’000	$’000
Short-term employee benefits	38,636	38,632	32,985
Post-employment benefits	1,354	1,388	1,378
Share-based payments	58,242	56,297	45,234
	98,232	96,317	79,597

Total remuneration is included within employee costs (see Note 29).

32 Subsequent events

There were no material subsequent events.

Group Subsidiaries and Holdings

In accordance with section 409 of the Companies Act 2006 a full list of subsidiaries, partnerships, associates, joint ventures and joint arrangements, the place of incorporation, registered office address, and the effective percentage of equity owned as at 31 December 2023 are disclosed below. Unless otherwise stated, the share capital disclosed comprises ordinary shares which are indirectly held by AstraZeneca PLC.

Unless otherwise stated, the accounting year ends of subsidiaries are 31 December. The Group Financial Statements consolidate the Financial Statements of the Company and its subsidiaries at 31 December 2023.

At 31 December 2023	Group Interest
Wholly owned subsidiaries

Algeria
AAPM SARL	100%
Number 20, Micro-Economic Zone, Hydra Business Center, Dar El Medina, Algiers, Algeria

Argentina
AstraZeneca S.A.	100%
Olga Cossettini 363, 3° floor, Buenos Aires, Argentina
Alexion Pharma Argentina SRL	100%
Avenida Leandro N. Alem 592 Piso 6, Buenos Aires, Argentina

Australia
AstraZeneca Holdings Pty Limited	100%
AstraZeneca Pty Limited	100%
Alexion Pharmaceuticals Australasia Pty Ltd	100%
66 Talavera Road, Macquarie Park, NSW 2113, Australia
LogicBio Australia Pty Limited	100%
Level 40, 2-26 Park Street, Sydney, NSW 2000, Australia

Austria
AstraZeneca Österreich GmbH	100%
A-1120 Wien, Rechte Wienzeile 223 Tür 16.1, Austria
Alexion Pharma Austria GmbH	100%
Donau-City-Straße 7, 30. Stock, DC Tower, Vienna 1220, Austria
Portola Österreich GmbH (in liquidation)	100%
Mooslackengasse 17, 1190 Wien, Austria

Belgium
AstraZeneca S.A. / N.V.	100%
Alfons Gossetlaan 40 bus 201 at 1702 Groot-Bijgaarden, Belgium
Alexion Pharma Belgium Sprl	100%
Alexion Services Europe Sprl	100%
de Meeûssquare 37, Bruxelles 1000, Belgium

Bermuda
Alexion Bermuda Holding ULC	100%
Alexion Bermuda Limited	100%
Alexion Bermuda Partners LP	100%
Canon's Court, 22 Victoria St., Hamilton, Bermuda

Brazil
AstraZeneca do Brasil Limitada	100%
Rod. Raposo Tavares, KM 26, 9, Cotia, Brazil
Alexion Farmacêutica América Latina Serviços de Administração de Vendas Ltda.	100%
Alexion Serviços e Farmacêutica do Brasil Ltda.	100%
Av. Dr Chucri Zaidan, 1240, 15° andar, CEP 04711-130, Ed. Morumbi Corporate – Golden Tower Vila São Francisco, São Paulo, Brazil

Bulgaria
AstraZeneca Bulgaria EOOD	100%
1057 Sofia, Izgrev Region, 36 Dragan Tsankov Blvrd, Bulgaria

Canada
AstraZeneca Canada Inc.[1]	100%
Suite 5000, 1004 Middlegate Road, Mississanga, ON, L4Y 1M4, Canada
Alexion Pharma Canada Corporation	100%
1300-1969 ST Upper Water, Halifax, NS, B3J 3R7, Canada

Cayman Islands
AZ Reinsurance Limited	100%
18 Forum Lane, 2nd Floor, Camana Bay, Grand Cayman, P.O. Box 69, Cayman Islands
Grey Wolf Merger Sub	100%
PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Chile
AstraZeneca S.A.	100%
AstraZeneca Farmaceutica Chile Limitada	100%
Av. Isidora Goyenechea 3477, 2nd Floor, Las Condes, Santiago, Chile

China
AstraZeneca Pharmaceutical Co., Limited	100%
No. 2, Huangshan Road, Wuxi, Jiangsu Province, China
AstraZeneca (Wuxi) Trading Co. Ltd	100%
Building E, Huirong Plaza, Jinghui Road East, Xinwu District, Wuxi, Jiangsu Province, China
AstraZeneca Investment (China) Co., Ltd	100%
199 Liangjing Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, China
AstraZeneca Pharmaceutical (China) Co. Ltd	100%
No. 9, Medical Avenue, Jiangsu Province, Taizhou, China
AstraZeneca Pharmaceutical (Beijing) Co., Ltd	100%
1F, Building No. 4, No. 8 Courtyard, No. 1 Kegu Street, Beijing Economic-Technological Development Area, Beijing 100176, China
AstraZeneca (Guangzhou) Pharmaceutical Co., Ltd	100%
Room 406-178, No. 1, Yichuang Street, (China-Singapore Guangzhou Knowledge City) Huangpu District, Guangzhou City, China
AstraZeneca Investment Consulting (Wuxi) Co., Ltd	100%
Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China
AstraZeneca Pharmaceutical (Hangzhou) Co., Ltd	100%
12F & 14F, Building 1, Shuli Plaza, 758 Fei Jia Tang Road, Gongshu District, Hangzhou, Zhejiang Province, China
AstraZeneca Global R&D (China) Co., Ltd	100%
16F, 88 Xizang North Road, Jing’an District, Shanghai, China
AstraZeneca Pharmaceutical (Chengdu) Co., Ltd	100%
10th Floor, Building 11 (Building E11), No. 366, Hemin Street, Chengdu High-tech Zone, China (Sichuan) Pilot Free Trade Zone, China
AstraZeneca Pharmaceutical (Shanghai) Co., Ltd	100%
B1F, 8F & 9F, 88 Xizang North Road, Jing’an District, Shanghai, China
Alexion Pharmaceuticals (Shanghai) Company Limited	100%
Room 702, No. 1539 West Nanjing Road, Jing'an District, Shanghai, China
AstraZeneca Pharmaceutical Manufacturing (Qingdao) Co., Ltd.	100%
AstraZeneca Pharmaceutical (Qingdao) Co., Ltd.	100%
Room 806, Building 2, No. 82 Juxianqiao Road, High-tech Zone, Qingdao City, Shandong Province, China

Colombia
AstraZeneca Colombia S.A.S.	100%
Av Carrera 9 No. 101-67 Office 601, Bogotá, 110231, Colombia
Alexion Pharma Colombia S.A.S.	100%
Carrera 9 No. 115 - 06 /30 Edificio Tierra Firme Oficina 2904 Bogotá D.C., Colombia

Costa Rica
AstraZeneca CAMCAR Costa Rica, S.A.	100%
San José, Escazú, Roble Corporate Center, 5to piso, Costa Rica

Croatia
AstraZeneca d.o.o.	100%
Radnicka cesta 80, 10000 Zagreb, Croatia

Czech Republic
AstraZeneca Czech Republic, s.r.o.	100%
U Trezorky 921/2, 158 00 Prague 5, Czech Republic
Alexion Pharma Czech s.r.o.	100%
Novodvorská 994/138, Braník, 142 00 Prague, Czech Republic

Denmark
AstraZeneca A/S	100%
Johanne Møllers Passage 1, Dk-1799 Copenhagen V, Denmark

Egypt
AstraZeneca Egypt for Pharmaceutical Industries SAE	100%
6th of October City, 6th Industrial Zone, Plot 2, Giza, Egypt
AstraZeneca Egypt LLC	100%
47 St. 270 New Maadi, Cairo, Egypt
Drimex LLC	100%
Plot 133, Banks’ District, 5th Settlement, New Cairo, Cairo, Egypt

Estonia
AstraZeneca Eesti OÜ	100%
Harju maakond, Tallinn, Lasnamäe linnaosa, Valukoja tn 8/1, 11415, Estonia

Finland
AstraZeneca Oy.	100%
Keilaranta 18, 02150 Espoo, Finland

France
AstraZeneca SAS	100%
Tour Carpe Diem-31, Place des Corolles, 92400 Courbevoie, France
AstraZeneca Reims Production SAS	100%

Chemin de Vrilly Parc, Industriel de la Pompelle, Reims, 51100, France
AstraZeneca Dunkerque Production SCS	100%
224 Avenue de la Dordogne, 59640 Dunkerque, France
Alexion Europe SAS	100%
Alexion Pharma France SAS	100%
103-105 Rue Anatole France 92300 Levallois-Perret, France

Germany
AstraZeneca Holding GmbH	100%
AstraZeneca GmbH	100%
Friesenweg 26, 22763, Hamburg, Germany
Sofotec GmbH	100%
Benzstrasse 1-3, 61352, Bad Homburg v.d. Hohe, Germany
AstraZeneca Computational Pathology GmbH[2]	100%
Bernhard-Wicki-Straße 5, 80636, Munich, Germany
Alexion Pharma Germany GmbH	100%
Landsberger Straße 300, 80687, Munich, Germany

Greece
AstraZeneca S.A.	100%
Agisilaou 6-8 Marousi, Athens, Greece

Hong Kong
AstraZeneca Hong Kong Limited	100%
Unit 1 – 3, 11/F., China Taiping Finance Centre, 18 King Wah Road, North Point, Hong Kong

Hungary
AstraZeneca Kft	100%
1st floor, 4 building B, Alíz str., Budapest, 1117, Hungary

India
AstraZeneca India Private Limited[3]	100%
Block A, Neville Tower, 11th Floor, Ramanujan IT SEZ, Taramani, Chennai, Tamil Nadu, PIN 600113, India
Alexion Business Services Private Limited	100%
9th Floor, Platina, G Block Plot No. C-59, Bandra-Kurla Complex Bandra (East), Mumbai 400051, India

Iran
AstraZeneca Pars Company	100%
Suite 1, 1st Floor No. 39, Alvand Ave., Argantin Sq., Tehran 1516673114, Iran

Ireland
AstraZeneca Pharmaceuticals (Ireland) Designated Activity Company	100%
4th Floor, South Bank House, Barrow Street, Dublin, 4, Republic of Ireland
Alexion Pharma Holding Limited	100%
Alexion Pharma International Operations Limited	100%
Alexion Pharma Development Limited	100%
AstraZeneca Ireland Limited	100%
College Business & Technology Park, Blanchardstown Road North, Dublin 15, Republic of Ireland

Israel
AstraZeneca (Israel) Ltd	100%
Atirei Yeda 1, Building O-Tech 2, POB 8044, Kfar Saba, 4464301, Israel
Alexion Pharma Israel Ltd	100%
4 Weizmann Str., Tel-Aviv-Jaffa, Israel

Italy
Simesa SpA	100%
AstraZeneca SpA	100%
Alexion Pharma Italy Srl	100%
Viale Decumano 39, 20157 Milan, Italy

Japan
AstraZeneca K.K.	100%
Grand Front Osaka Tower B, 3-1, Ofuka-cho, Kita-ku, Osaka, 530-0011, Japan
Alexion Pharma GK	100%
Ebisu First Square, 18-14, Ebisu 1-chome, Shibuya-ku, Tokyo, Japan

Kazakhstan
AstraZeneca Kazakhstan LLP	100%
Office 101, 77 Kunayev Street, Almaty 050000, Kazakhstan

Kenya
AstraZeneca Pharmaceuticals Limited	100%
L.R. No.1/1327, Avenue 5, 1st Floor, Rose Avenue, Nairobi, Kenya

Latvia
AstraZeneca Latvija SIA	100%
Skanstes iela 50, Riga, LV-1013, Latvia

Lithuania
AstraZeneca Lietuva UAB	100%
Spaudos g., Vilnius, LT-05132, Lithuania

Luxembourg
AstraZeneca Luxembourg S.A.	100%
Rue Nicolas Bové 2A – L-1253, Luxembourg

Malaysia
AstraZeneca Asia-Pacific Business Services Sdn Bhd	100%
12th Floor, Menara Symphony, No. 5 Jalan Prof, Khoo Kay Kim, Seksyen 13, 46200 Petaling Jaya, Selangor Darul Ehsan, Malaysia
AstraZeneca Sdn Bhd	100%
Nucleus Tower, Level 11 & 12, No. 10 Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia

Mexico
AstraZeneca Health Care Division, S.A. de C.V.	100%
AstraZeneca, S.A. de C.V.	100%
Av. Periferico Sur 4305 interior 5, Colonia Jardines en la Montaña, Mexico City, Tlalpan Distrito Federal, CP 14210, Mexico
Alexion Pharma Mexico S. de R.L. de C.V.	100%
Paseo de los Tamarindos 90, Torre 1 piso 6 - A Col., Bosques de la Lomas, CP 05120 D.F, Mexico

Morocco
AstraZeneca Maroc SARLAU	100%
92 Boulevard Anfa ETG 2, Casablanca 20000, Morocco

The Netherlands
AstraZeneca B.V.	100%
AstraZeneca Continent B.V.	100%
AstraZeneca Gamma B.V.	100%
AstraZeneca Holdings B.V.	100%
AstraZeneca Jota B.V.	100%
AstraZeneca Rho B.V.	100%
AstraZeneca Sigma B.V.	100%
AstraZeneca Treasury B.V.	100%
AstraZeneca Zeta B.V.	100%
Prinses Beatrixlaan 582, 2595BM, The Hague, The Netherlands
AstraZeneca Nijmegen B.V.	100%
Lagelandseweg 78, 6545 CG Nijmegen, The Netherlands
Acerta Pharma B.V.	100%
Aspire Therapeutics B.V.	100%
Kloosterstraat 9, 5349 AB, Oss, The Netherlands
Portola Netherlands B.V.	100%
Prins Bernhardplein 200 JB Amsterdam 1097, The Netherlands
Alexion Holding B.V.	100%
Alexion Pharma Foreign Holdings B.V.	100%
Alexion Pharma Netherlands B.V.	100%
Prinses Beatrixlaan 582, 5895 BM, The Hague, The Netherlands
Neogene Therapeutics B.V.	100%
Science Park 106, 1098 XG Amsterdam, The Netherlands

At 31 December 2023	Group Interest
New Zealand
AstraZeneca Limited	100%
Pharmacy Retailing (NZ) Limited t/a Healthcare Logistics, 58 Richard Pearse Drive, Mangere, Auckland, 1142, New Zealand

Nigeria
AstraZeneca Nigeria Limited	100%
11A, Alfred Olaiya Street, Awuse Estate, Off Salvation Street, Opebi, Ikeja, Lagos, Nigeria

Norway
AstraZeneca AS	100%
Karvesvingen 7, 0579 Oslo, Norway

Pakistan
AstraZeneca Pharmaceuticals Pakistan (Private) Limited[4]	100%
Office No 1, 2nd Floor, Sasi Arcade, Block 7, Main Clifton Road, Karachi, Pakistan

Panama
AstraZeneca CAMCAR, S.A.	100%
Bodega #1, Parque Logistico MIT, Carretera Hacia Coco Solo, Colon, Panama

Peru
AstraZeneca Peru S.A.	100%
Calle Las Orquídeas N° 675, Int. 802, Edificio Pacific Tower, San Isidro, Lima, Peru

Philippines
AstraZeneca Pharmaceuticals (Phils.) Inc.	100%
16th Floor, Inoza Tower, 40th Street, Bonifacio Global City, Taguig 1634, Philippines

Poland
AstraZeneca Pharma Poland Sp.z.o.o.	100%
Alexion Pharma Poland Sp.z.o.o.	100%
Postepu 14, 02-676, Warszawa, Poland

Portugal
Astra Alpha Produtos Farmacêuticos Lda	100%
AstraZeneca Produtos Farmacêuticos Lda	100%
Novastra Promoção e Comércio Farmacêutico Lda	100%
Novastuart Produtos Farmacêuticos Lda	100%
Stuart-Produtos Farmacêuticos Lda	100%
Zeneca Epsilon – Produtos Farmacêuticos Lda	100%
Zenecapharma Produtos Farmacêuticos, Unipessoal Lda	100%
Rua Humberto Madeira, No 7, Queluz de Baixo, 2730-097, Barcarena, Portugal

Puerto Rico
IPR Pharmaceuticals, Inc.	100%
Road 188, San Isidro Industrial Park, Canóvanas, 00729, Puerto Rico

Romania
AstraZeneca Pharma S.R.L.	100%
Bucharest, 1A Tipografilor Street, MUSE Offices, 2nd and

3rd Floor, District 1, 013714, Romania

Russia
AstraZeneca Industries, LLC	100%
8 1st Vostochniy lane, Dobrino village, Borovskiy district, Kaluga region 249006, Russian Federation
AstraZeneca Pharmaceuticals, LLC	100%
Building 1, 21 First Krasnogvardeyskiy lane, floor 30, rooms 13 and 14, Moscow, 123112, Russian Federation
Alexion Pharma OOO LLC	100%
Building 1, 21 First Krasnogvardeyskiy lane, floor 29, Moscow, 123112, Russian Federation

Saudi Arabia
AstraZeneca Continent - Regional Headquarter	100%
Al-Nakhlah Tower, Floor 13th Ath Thumamah Road, Al Sahafa District., P.O. Box 42150, Riyadh, Kingdom of Saudi Arabia
AstraZeneca Trading Company	100%
125 Prince Sultan, 2086 Ar Rawdah District, 23435, Jeddah, Kingdom of Saudi Arabia

Singapore
AstraZeneca Singapore Pte Limited	100%
10 Kallang Avenue #12-10, Aperia Tower 2, 339510, Singapore

South Africa
AstraZeneca Pharmaceuticals (Pty) Limited	100%
17 Georgian Crescent West, Northdowns Office Park, Bryanston, 2191, South Africa

South Korea
AstraZeneca Korea Co. Ltd	100%
21st Floor, Asem Tower, 517, Yeongdong-daero, Gangnam-gu, Seoul, 06164, Republic of Korea
Alexion Pharma Korea LLC	100%
41 FL., 152 Teheran-ro (Yeoksam-dong Gangnam Finance Center), Gangnam-gu, Seoul, Republic of Korea

Spain
AstraZeneca Farmaceutica Holding Spain, S.A.	100%
AstraZeneca Farmaceutica Spain S.A.	100%
Laboratorio Beta, S.A.	100%
Laboratorio Lailan, S.A.	100%
Laboratorio Tau, S.A.	100%
Fundación AstraZeneca	100%
Calle del Puerto de Somport, 21-23, 28050, Madrid, Spain
Alexion Pharma Spain S.L.	100%
Av Diagonal Num.601 P.1, Barcelona 08028, Spain

Sweden
Astra Export & Trading Aktiebolag	100%
Astra Lakemedel Aktiebolag	100%
AstraZeneca AB	100%
AstraZeneca Biotech AB	100%
AstraZeneca BioVentureHub AB	100%
AstraZeneca Holding Aktiebolag[5]	100%
AstraZeneca International Holdings Aktiebolag[6]	100%
AstraZeneca Nordic AB	100%
AstraZeneca Pharmaceuticals Aktiebolag	100%
AstraZeneca Södertälje 2 AB	100%
Stuart Pharma Aktiebolag	100%
Tika Lakemedel Aktiebolag	100%
SE-151 85 Södertälje, Sweden
Aktiebolaget Hassle	100%
Symbicom Aktiebolag[6]	100%
431 83 MoIndal, Sweden
Astra Tech International Aktiebolag	100%
Box 14, 431 21 MoIndal, Sweden
Alexion Pharma Nordics Holding AB	100%
Alexion Pharma Nordics AB	100%
Kungsgatan 3, Stockholm 111 43, Sweden

Switzerland
AstraZeneca AG	100%
Evinova AG	100%
Neuhofstrasse 34, 6340 Baar, Switzerland
Spirogen Sarl[6]	100%
Rue du Grand-Chêne 5, CH-1003 Lausanne, Switzerland
Alexion Pharma GmbH	100%
Giesshübelstrasse 30, Zürich 8045, Switzerland

Taiwan
AstraZeneca Taiwan Limited	100%
21st Floor, Taipei Metro Building 207, Tun Hwa South Road, SEC 2 Taipei, Taiwan
Alexion Pharma Taiwan Ltd	100%
Room 1153, 11F, No. 1, SongZhi Rd, Taipei 11047, Taiwan

Thailand
AstraZeneca (Thailand) Limited	100%
Asia Centre 19th floor, 173/20, South Sathorn Rd, Khwaeng Thungmahamek, Khet Sathorn, Bangkok, 10120, Thailand

Tunisia
AstraZeneca Tunisie SaRL	100%
Lot n°1.5.5 les jardins du lac, bloc B les berges du lac Tunis, Tunisia

Turkey
AstraZeneca Ilac Sanayi ve Ticaret Limited Sirketi	100%
YKB Plaza, B Blok, Kat:3-4, Levent/Beşiktaş, Istanbul, Turkey
Zeneca Ilac Sanayi ve Ticaret Anonim Sirketi	100%
Büyükdere Cad., Y.K.B. Plaza, B Blok, Kat:4, Levent/Beşiktaş, Istanbul, Turkey
Alexion Ilac Ticaret Limited Sirketi	100%
İçerenköy Mahellisi Umut SK. and Ofis Sit. No: 10 12/73 Ataşehir, Istanbul 10-12/73, Turkey

Ukraine
AstraZeneca Ukraina LLC	100%
54 Simi Prakhovykh street, Kyiv, 01033, Ukraine

United Arab Emirates
AstraZeneca FZ-LLC	100%
P.O. Box 505070, Block D, Dubai Healthcare City, Oud Mehta Road, Dubai, United Arab Emirates
Alexion Pharma Middle East FZ-LLC	100%
Dubai Science Park, 501, Floor 5, EIB Building No. 2, Dubai, United Arab Emirates

United Kingdom
Ardea Biosciences Limited	100%
Arrow Therapeutics Limited	100%
Astra Pharmaceuticals Limited	100%
AstraPharm[6]	100%
AstraZeneca China UK Limited	100%
AstraZeneca Death In Service Trustee Limited	100%
AstraZeneca Employee Share Trust Limited	100%
AstraZeneca Finance Limited	100%
AstraZeneca Intermediate Holdings Limited[5]	100%
AstraZeneca Investments Limited	100%
AstraZeneca Japan Limited	100%
AstraZeneca Nominees Limited	100%
AstraZeneca Quest Limited	100%
AstraZeneca Share Trust Limited	100%
AstraZeneca Sweden Investments Limited	100%
AstraZeneca Treasury Limited[6]	100%
AstraZeneca UK Limited	100%
AstraZeneca US Investments Limited[5]	100%
AZENCO2 Limited	100%
AZENCO4 Limited	100%
Cambridge Antibody Technology Group Limited	100%
KuDOS Horsham Limited	100%
KuDOS Pharmaceuticals Limited	100%
Zenco (No. 8) Limited	100%
Zeneca Finance (Netherlands) Company	100%
MedImmune Limited	100%
1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom
MedImmune U.K. Limited	100%
Plot 6, Renaissance Way, Boulevard Industry Park, Liverpool, L24 9JW, United Kingdom
Syntimmune Limited	100%
21 Holborn Viaduct, London, EC1A 2DY, United Kingdom
Alexion Pharma UK Limited	100%
Portola Pharma UK Limited (in liquidation)	100%
3 Furzeground Way, Stockley Park, Uxbridge, Middlesex, UB11 1EZ, United Kingdom

United States
Ardea Biosciences, Inc.	100%
Amylin Ohio LLC[7]	100%
Amylin Pharmaceuticals, LLC[7]	100%
AstraZeneca Collaboration Ventures, LLC[7]	100%
AstraZeneca Finance LLC[7]	100%
AstraZeneca Finance and Holdings Inc.	100%
AstraZeneca Pharmaceuticals LP8	100%
Atkemix Nine Inc.	100%
Atkemix Ten Inc.	100%
BMS Holdco, Inc.	100%
Cincor Pharma Inc.	100%
Corpus Christi Holdings Inc.	100%
Isochrone Merger Sub Inc.	100%
Neogene Therapeutics, Inc.	100%
Omthera Pharmaceuticals, Inc.	100%
Optein, Inc.	100%
Stauffer Management Company LLC[7]	100%
Zeneca Holdings Inc.	100%
Zeneca Inc.	100%
Zeneca Wilmington Inc.[5]	100%
1800 Concord Pike, Wilmington, DE 19803, United States
ZS Pharma Inc.	100%
1100 Park Place, Suite 300, San Mateo, CA 94403, United States
AlphaCore Pharma, LLC[7]	100%
333 Parkland Plaza, Suite 5, Ann Arbor, MI 48103, United States
AZ-Mont Insurance Company	100%

100 Bank Street, Suite 630, Burlington, VT 05401, United States
MedImmune, LLC[7]	100%
MedImmune Ventures, Inc.	100%
One MedImmune Way, Gaithersburg, MD 20878, United States
Pearl Therapeutics, Inc.	100%
200 Cardinal Way, Redwood City, CA 94063, United States
Caelum Biosciences Inc.	100%
1200 Florence Columbus Road, Bordentown, NJ 08505, United States
Alexion Services Latin America Inc.	100%
600 Brickell Ave, Miami, FL 33131, United States
Portola USA, Inc.	100%
Portola Pharmaceuticals LLC	100%
270 East Grand Avenue, South San Francisco, CA 94080, United States
Achillion Pharmaceuticals Inc.	100%
Alexion Delaware Holding LLC	100%
Alexion Pharma LLC	100%
Alexion Pharmaceuticals, Inc.	100%
Alexion US1 LLC	100%
Alexion US Holdings LLC	100%
LogicBio Therapeutics, Inc.	100%
Savoy Therapeutics Corp	100%
Syntimmune, Inc.	100%
TeneoTwo, Inc.	100%
121 Seaport Boulevard, Boston, MA 02210, United States
Acerta Pharma LLC[7]	100%
121 Oyster Point Boulevard, South San Francisco, CA 94080, United States
LogicBio Securities Corporation	100%
65 Hayden Avenue, Lexington, MA 92421, United States
Alexion Holding LLC	100%
100 College Street, New Haven, CT 06510, United States

At 31 December 2023	Group Interest
Uruguay
AstraZeneca S.A.	100%
Yaguarón 1407 of 1205, 11.100, Montevideo, Uruguay

Venezuela
AstraZeneca Venezuela S.A.	100%
Gotland Pharma S.A.	100%
Av. La Castellana, Torre La Castellana, Piso 5, Oficina 5-G, 5-H, 5-I, Urbanización La Castellana, Municipio Chacao, Estado Bolivariano de Miranda, Venezuela

Vietnam
AstraZeneca Vietnam Company Limited	100%
18th Floor, A&B Tower, 76 Le Lai, Ben Thanh Ward, District 1, Ho Chi Minh City, Vietnam

Subsidiaries where the effective interest is less than 100%
Algeria
AstraZeneca Algeria Pharmaceutical Industries SPA	49%
N° 20, Micro Zone d’Activité Hydra, Centre des Affaires Dar El Madina, Bloc A, 6th Floor, Hydra, Algiers, Algeria

China
Beijing Falikang Pharmaceutical (China) Co. Ltd	49%
No. 69 Fushi Road, Haidian District, Beijing, 100143, China

India
AstraZeneca Pharma India Limited[3]	75%
Block N1, 12th Floor, Manyata Embassy Business Park, Rachenahalli, Outer Ring Road, Bangalore-560 045, India

Indonesia
P.T. AstraZeneca Indonesia	95%
Perkantoran Hijau Arkadia Tower F, 3rd Floor, JI. T.B. Simatupang Kav. 88, South Jakarta, 12520, Indonesia

Joint Ventures
China
WuXi MedImmune Biopharmaceutical Co., Limited (in liquidation)	50%
Room 1902, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong
IHP HK Holdings Limited	50%
Unit 5805, 58/F., Two International Finance Centre 8 Finance Street, Central, China

United Kingdom
Centus Biotherapeutics Limited (in liquidation)	50%
c/o Cork Gully LLP, 40 Villiers Street, London, WC2N 6NJ, United Kingdom

Ireland
Centus Biotherapeutics Europe Limited (in liquidation)	50%
6th Floor, South Bank House, Barrow Street, Dublin 4, Republic of Ireland

United States
Montrose Chemical Corporation of California	50%
Suite 380, 600 Ericksen Ave N/E, Bainbridge Island, United States

Significant Holdings
China
Dizal (Jiangsu) Pharmaceutical Co., Ltd.	26.69%
199 Liangjing Rd, Zhangjiang Hi-Tech Park, Pudong District, Shanghai, 201203, China
Wuxi AstraZeneca-CICC Venture Capital Partnership (Limited Partnership)	22.13%
Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China

United Kingdom
VaxEquity	40%
Lab 4 Cambridge Science Park, Unit 204 Milton Road, Cambridge, CB4 0GZ, United Kingdom

United States
C.C. Global Chemicals Company	37.50%
PO Box 7, MS2901, Texas, TX76101-0007, United States

Associated Holdings
France
Medetia SAS	10%
Institute Imagine 24, Boulevard du Montparnasse 75015, Paris, France
Cellectis S.A.	22.35%
8, rue de la Croix Jarry, 75013 Paris, France

Israel
AION Labs Innovation Lab Ltd.	19.23%
4 Oppenheimer Street, Building B, Rehovot, 7670104, Israel
CombinAble.AI Ltd.	11.25%
5 Oppenheimer Street, Building B, Rehovot, 7670104, Israel
TenAces Biosciences Ltd.	12.50%
6 Oppenheimer Street, Building B, Rehovot, 7670104, Israel

Sweden
Swedish Orphan Biovitrum AB (publ)	9.89%
Tomtebodavägen 23A, Stockholm, Sweden
OnDosis AB	19.90%
GoCo House, 5 tr, Gemenskapens gata 9, 431 53 Mölndal, Sweden
CCRM Nordic AB	19.90%
CCRM Nordic AB, c/o GU Ventures AB, Erik Dahlbergsgatan 11 A, 411 26 Göteborg, Sweden

United Kingdom
Niox Group plc	16.89%
Hayakawa Building, Edmund Halley Road, Oxford Science Park, Oxford, OX4 4GB, United Kingdom

United States
AbMed Corporation	18%
68 Cummings Park Drive, Woburn, MA 01801, United States
Baergic Bio, Inc.	19.95%
1111 Kane Concourse, Suite 301 Bay Harbor Islands, FL 33154, United States
Regio Biosciences	19.54%
668 Stoney Hill Road, #2, Yardley, PA 19067, United States

Employee Benefit Trust
The AstraZeneca Employee Benefit Trust

1	Ownership held in ordinary and class B special shares.
2	Ownership held in common shares, preferred shares 2003, preferred shares 2003 ex (A), preferred shares 2003 ex (B), preferred shares Series D, preferred shares Series E and preferred shares Series F.
3	Accounting year end is 31 March.
4	Accounting year end is 30 June.
5	Directly held by AstraZeneca PLC.
6	Ownership held in Ordinary A shares and Ordinary B shares.
7	Ownership held as membership interest.
8	Ownership held as partnership interest.
9	With effect from 13 January 2023, Namor Merger Sub Inc. was merged with and into Neogene Therapeutics, Inc., with Neogene Therapeutics, Inc. being the surviving corporation.