Form 20-F
period 2024-12-31
ASTRAZENECA PLC
filed 2025-02-18
CIK 901832

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………………………..

For the transition period from                            to

Commission file number: 001-11960

ASTRAZENECA PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA United Kingdom
(Address of principal executive offices)

Adrian Kemp AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA United Kingdom Telephone: +44 20 3749 5000 Facsimile number: +44 1223 352 858
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one half of an Ordinary Share of 25¢ each	AZN	The Nasdaq Stock Market LLC
Ordinary Shares of 25¢ each		The Nasdaq Stock Market LLC *
3.375% Notes due 2025	AZN 25	The Nasdaq Stock Market LLC
0.700% Notes due 2026	AZN 26	The Nasdaq Stock Market LLC
1.200% Notes due 2026	AZN 26A	The Nasdaq Stock Market LLC
3.125% Notes due 2027	AZN 27A	The Nasdaq Stock Market LLC
4.800% Notes due 2027	AZN 27B	The Nasdaq Stock Market LLC
1.750% Notes due 2028	AZN 28	The Nasdaq Stock Market LLC
4.875% Notes due 2028	AZN 28A	The Nasdaq Stock Market LLC
4.000% Notes due 2029	AZN 29	The Nasdaq Stock Market LLC
4.850% Notes due 2029	AZN 29A	The Nasdaq Stock Market LLC
1.375% Notes due 2030	AZN 30	The Nasdaq Stock Market LLC
4.900% Notes due 2030	AZN 30A	The Nasdaq Stock Market LLC
2.250% Notes due 2031	AZN 31	The Nasdaq Stock Market LLC
4.900% Notes due 2031	AZN 31A	The Nasdaq Stock Market LLC
4.875% Notes due 2033	AZN 33	The Nasdaq Stock Market LLC
5.000% Notes due 2034	AZN 34	The Nasdaq Stock Market LLC
6.450% Notes due 2037	AZN 37	The Nasdaq Stock Market LLC
4.000% Notes due 2042	AZN 42	The Nasdaq Stock Market LLC
4.375% Notes due 2045	AZN 45	The Nasdaq Stock Market LLC
4.375% Notes due 2048	AZN 48	The Nasdaq Stock Market LLC
2.125% Notes due 2050	AZN 50	The Nasdaq Stock Market LLC
3.000% Notes due 2051	AZN 51	The Nasdaq Stock Market LLC

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

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2024 was:

Title of Class	Number of Shares Outstanding
Ordinary Shares of 25¢ each:	1,550,546,239
Redeemable Preference Shares of £1 each:	50,000

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

Yes ☐  No ☐

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2024 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated and submitted on February 18, 2025.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Unless the context otherwise requires, “AstraZeneca” or “Group” refers to the Company and its consolidated entities. Other information contained within AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F, including graphs and tabular data, is not included in this Form 20-F unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Use of terms” on the inside front cover, “Strategic Report—Financial Review—Measuring performance” on page 69, and the tables on pages 70 to 72, “Additional Information—Trade Marks” on page 239, “—Glossary” on pages 240 to 243 and “—Important information for readers of this Annual Report—Cautionary statement regarding forward-looking statements”, “—Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates”, “—Statements of competitive position, growth rates and sales”, “—AstraZeneca websites”, “—External/third-party websites” and “—Figures” on page 244, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference. References herein to AstraZeneca websites, including where a link is provided, are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F dated February 18, 2025. Reference to “audited” information (including graphs and tabular data) set forth under the heading “Corporate Governance—Directors’ Remuneration Report” refers to procedures performed by the Company’s external auditor in accordance with International Standards on Auditing (UK) (‘ISAs (UK)’) and applicable law and does not form part of the “Report of Independent Registered Public Accounting Firm” in Item 18 herein. For the avoidance of doubt, the “Independent Auditors’ report to the members of AstraZeneca PLC” on pages 139 to 147 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 does not form part of, and is not incorporated into, this Form 20-F dated February 18, 2025.

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

These risks have been categorised consistently with the “Risk Overview—Principal Risks” detailed on pages 65 and 66 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025, each of which are included below (in addition to other risks that we face). We believe that the forward-looking statements about AstraZeneca in this Form 20-F dated February 18, 2025, identified by words such as ‘anticipates’, ‘believes’, ‘expects’ and ‘intends’, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations. Therefore, other risks, unknown or not currently considered material, could have a material adverse effect on our financial condition or results of operations.

Product pipeline risks	Impact
Failure or delay in the delivery of our pipeline or launch of new medicines

Our continued success depends on the development and successful launch of innovative new drugs.

The development of pharmaceutical product candidates is a complex, risky and lengthy process involving significant resources. Projects have failed, and may fail in the future, at any stage of the process due to various factors, including: failure to obtain the required regulatory or marketing approvals, unfavourable clinical efficacy data, safety concerns, failure to demonstrate adequate cost-effective benefits to regulatory authorities and/or payers, and the emergence of competing products. Details of projects that have suffered setbacks or failures during 2024 can be found in the “Strategic Report—Therapy Area Review” on pages 16 to 31 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.

Launch activities have been delayed, and may be delayed in the future, by a number of factors, including: adverse findings in preclinical or clinical studies, regulatory demands, price negotiation, large-scale natural disasters or global pandemics, competitor activity and technology transfer.

In addition to developing products in-house, we continue to expand our portfolio through licensing arrangements and strategic collaborations which may not ultimately be successful.

Failure or delay in development of new product candidates could damage the reputation of our R&D capabilities, and adversely affect our future business and results of operations.

Delays to launches can lead to excess expenses in the manufacture of pre-launch inventories, marketing materials and salesforce training. For the launch of products that are seasonal in nature, delays in regulatory approvals or manufacturing may delay launch to the next season which, in turn, may significantly reduce the return on costs incurred in preparing for the launch for that season. Furthermore, in immuno-oncology in particular, speed to market is critical given the large number of clinical trials being conducted by competitors. Delay of launch can also erode the term of patent exclusivity.

Competition from other pharmaceutical companies means that we may have to pay a significant premium over book or market values for our acquisitions. Failure to complete collaborative projects in a timely, cost-effective manner may limit our ability to access a greater portfolio of products, intellectual property (“IP”), technology and shared expertise. In many cases, we make milestone payments in advance of the commercialisation of the products, with no assurance of recouping costs.

Failure to meet regulatory or ethical requirements for medicine development or approval

We are subject to laws and regulations that control our ability to market our pharmaceutical products. Our development programmes must meet many standards to prove our products are safe, effective and of high quality. Health authorities, such as the FDA in the United States and the European Medicines Agency in the European Union, can refuse to approve our products or require us to conduct additional clinical trials or scientific testing before they will approve them for marketing. Many factors influence health authority decisions to approve or reject a marketing application for a pharmaceutical product. These include advances in science and technology, new laws, regulations and policies, and different standards for evaluating safety and effectiveness.

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
Failures or delays in the quality or execution of the Group’s commercial strategies

Maximising the commercial potential of our new products underpins the success of our strategy and the delivery of our short- and medium-term targets. We may ultimately be unable to achieve commercial success for various reasons, including:

> difficulties in manufacturing sufficient quantities of the product;

> any price control measures imposed by governments and healthcare authorities;

> patient access to healthcare;

> diagnosis rates;

> erosion of IP rights;

> failure to show a differentiated product profile; and

> changes in prescribing habits.

The ability to successfully carry out business in emerging markets can be more challenging than in established markets. Such challenges may include:

> volatility in economic or political climates;

> inadequate protection against crime (including counterfeiting, corruption and fraud); and

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

Pricing affordability, access and competitive pressures

At AstraZeneca, our approach to pricing balances the priorities of patients, their physicians, payers, society and our business. Our four guiding principles – Access, Value, Sustainability and Equity – aligned to our overarching company values, form the cornerstones of our brand pricing strategies. Our prices are rooted in the assurance of our high-quality science, and the benefit this brings to patients. They also reflect holistic value, in the context of healthcare systems and market dynamics, affordability and equity; so that we can adapt our prices across the more than 100 countries in which we operate and help support long-term healthcare system resilience.

Our pricing approach, as described in the previous paragraph, is a key contributor to our success. However, there are various external risk factors that could compromise our ability to execute our pricing strategies as planned. The market access environment is highly complex and subject to dynamic economic, political and social pressures. Globally, there are increasing cost-containment measures, greater calls for net price and R&D cost transparency, as well as early discussions toward pooled procurement mechanisms beyond emergency countermeasures and essential medicines. We have also experienced the first round of drug pricing system reforms in the United States, with associated uncertainty on the long-term impact.

Continued deterioration of, or lack of improvement in, socioeconomic conditions could adversely affect supply and/or distribution in affected countries and the ability or willingness of customers to purchase our medicines, putting pressure on price and/or volumes. This could adversely affect our business or results of operations, for example, those healthcare systems most severely impacted by downturn may seek alternative ways to settle their debts at a discount. Other customers may cease to trade, which may result in losses from writing off debts or a reduction in demand for products. Across the industry, the Inflation Reduction Act (“IRA”) in the United States and joint procedures to evaluate comparative clinical effectiveness in the European Union could reduce the value of certain products sooner than planned and impact the R&D pipeline as companies seek to avoid investing in lower yield products.

D.       Risk Factors

continued

Supply chain and business execution risks	Impact
Failure to maintain supply of compliant, quality medicines

We may experience challenges, delays or interruptions in the manufacturing and supply of our products for various reasons, including:

> Supply shortages or delays in construction of facilities to support future demand of our products caused by significant unforecasted demand growth or supply chain disruptions (e.g. natural disasters, climate impacts, COVID - 19,conflict or political unrest).

> The inability to supply products due to a product quality failure or regulatory compliance action such as licence withdrawal, product recall or change of regulatory standards (e.g. nitrosamines, where regulators have been introducing new limits/expectations for regulatory filings).

It is necessary for us to meet all regulations, including compliance with Good Manufacturing Practices (“GMP”) and Good Distribution Practices (“GDP”) and comparable regulatory dossier conditions of approval in all countries in which our products are licensed, manufactured or sold.

We rely significantly on third parties for the timely supply of goods (e.g. active ingredients and packaging components, many of which are difficult to substitute in a timely manner or at all).

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

The incidence of illegal trade could materially adversely affect our reputation and financial performance, and pose a direct risk to patient safety. In addition, concern about this issue may cause some patients to stop taking their medicines, with consequential risks to their health.

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

Failure to successfully secure, onboard and manage outsourced services, particularly with continued inflationary pressures, or the failure of outsourced providers to deliver timely services, and to the required level of quality, could materially adversely affect our reputation, our financial condition and operating results as well as our ability to deliver medicines to patients.

Failure to effectively manage third-party suppliers when external factors, including geopolitical tensions or raw materials and components shortages, place increased pressure on AstraZeneca’s ability to purchase goods and services may lead to major business disruption.

Any breach of security, whether physical, cyber or data related, or failure of these third parties to operate in a way that is consistent with laws or regulations, may lead to regulatory penalties, materially affect the results of operations and adversely impact our reputation.

Failure in information technology or cybersecurity

IT systems enable critical business functions which are increasingly dependent on partner and vendor IT stability and data integrity. High availability IT systems remain a business imperative, providing our workforce with continuous access to collaboration environments, global communications channels, applications and data. In addition to availability and reliability, these systems must comply with provisions specified in data security, privacy and individual protection laws.

Data is a commodity we prioritise continued access to and protection of. It is often characterised as strictly confidential information and examples of strictly confidential data include clinical trial records, personal information, IP, R&D data, and compliance information. IT systems and data are potentially vulnerable to service interruptions and security breaches via attacks by malicious third parties or intentional or inadvertent actions by our employees or vendors. Attempts to exploit AstraZeneca’s IT systems and data are increasingly sophisticated. Threat actors include organised criminal groups, ‘hacktivists’, nation states, employees and others. Privacy legislation includes obligations to report data protection breaches to regulators and affected individuals within expedited timeframes.

The internet is our primary critical business transaction channel. Internet availability is increasingly at risk due to geopolitical tensions and conflict.

Disruption to our IT systems and/or the internet (including breaches of data security or cybersecurity, failure to integrate new and existing IT systems) or failure to comply with additional requirements under applicable laws, could harm our reputation and materially adversely affect our financial condition or operations. While we invest heavily in the protection of our data and IT, we may be unable to prevent hardware or software failures or breaches which could result in disclosure of confidential information, damage to our reputation, regulatory penalties or sanctions, or financial loss.

The inability to back-up and restore data effectively could lead to permanent loss of data that could, in turn, result in non-compliance with applicable laws and regulations and otherwise harm our business. Data loss could lead to public disclosure of confidential information which may damage our reputation, materially affect our business or results of operations, and expose us to legal risks and/or additional legal obligations. Public disclosure of sensitive information could materially adversely affect our reputation and business or operations’ results.

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

Failure to collect and manage data and AI in line with legal and regulatory requirements and strategic objectives

Data is increasingly recognised as being AstraZeneca’s most valuable commodity. There is an increasing range of legislative and regulatory requirements to manage data across all countries where we conduct business. These requirements may impact certain types of data such as personal data, the way that we conduct business, such as restricting the movement of data between countries or jurisdictional regions, or how we make use of new technological capabilities such as artificial intelligence (“AI”). In addition, geopolitical changes may require changes to how AstraZeneca manages data.

Beyond legal and regulatory requirements, achieving strategic objectives will require good management of data across the enterprise. As our organisation increasingly relies on data, including sensitive data relating to health and genomics, a failure to properly understand personal and collective accountabilities for managing data to maximise its value, or failure to address data risks, will reduce our ability to execute at pace and deliver strategic objectives.

AI technologies present significant opportunities and risks to our business. Harnessing AI’s transformative potential may enable AstraZeneca to speed up the discovery and development of new drugs, optimise our manufacturing processes, drive efficiencies and productivity, and accelerate our growth. Failure to exploit these opportunities may put AstraZeneca at a competitive disadvantage.

AstraZeneca is investing significant resources into AI experimentation, development and deployment across many parts of our business. As we scale our use of AI, it is possible not all investments will succeed.

AI technologies may exacerbate existing risks, like those risks associated with data privacy, cybersecurity and IP. AI also introduces new risks due to the autonomous nature of the technology, the ease at which AI-enabled decision making can be scaled up, and the commercial pressures to adopt AI. AI systems can amplify biased and discriminatory decision making, perform unreliably and malfunction, generate insights which are difficult to interpret and explain, and cause direct harm to individuals or groups. These risks may become more significant as we increasingly utilise AI to inform, augment and automate decision making and processes in sensitive areas (e.g. clinical trials and medical decision making).

The adoption and exploitation of AI is occurring under the backdrop of intense global media scrutiny, heightened political attention and low levels of public trust and understanding. There is also a range of new AI regulations being adopted and implemented worldwide, including in the European Union, China and the United States.

Despite taking measures designed to ensure compliance with applicable privacy- and AI-related laws and regulations by our personnel and our third parties, non-compliance has occurred and may occur again. If future instances of non-compliance are deemed significant, these may attract material regulatory sanctions or fines and corresponding reputational damage, orders to stop certain processing of personal data, or legal action on behalf of impacted individuals. Further, failure to protect personal data could lead to a competitive disadvantage, loss of trust from our stakeholders, including patients, and prevent us from delivering our strategic objectives.

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

Focus in 2025 will be to continue building talent and capability across our global hubs to ensure we are best positioned to support science and the business towards the Ambition 2030.

Legal, regulatory and compliance risks	Impact
Failure to meet our sustainability targets, regulatory requirements and stakeholder expectations with respect to the environment

Environmental issues will become more material as healthcare systems continue to adopt net-zero climate targets.

Investors, governments and non-governmental organisations will increasingly scrutinise our environmental targets and performance.

Environmental considerations are becoming embedded in the public procurement of medicinal products and devices.

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

Any unforeseen safety concerns or adverse events relating to our products, or failure to comply with laws, rules and regulations relating to provision of appropriate warnings concerning the dangers and risks of our products that result in injuries, could expose us to large product liability claims, settlements and awards, particularly in the United States. Adverse publicity relating to the safety of a product, or of other competing products, may increase the risk of product liability claims. Details of material product liability litigation matters can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on page 208 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.

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

Actual or perceived failure to comply with laws or regulations may result in AstraZeneca and/or its employees being investigated by government agencies and authorities and/or in civil legal proceedings. Relevant authorities have wide-ranging administrative powers to deal with any failure to comply with laws, regulations or continuing regulatory oversight, and this could affect us, whether such failure is our own or that of our contractors or external partners. In particular, the manufacturing, marketing, exportation, promotional, clinical, pharmacovigilance and pricing practices of pharmaceutical manufacturers, as well as manufacturer interaction with regulatory agencies, purchasers, prescribers and patients, are subject to extensive regulation, litigation and governmental investigation. Moreover, such laws, rules and regulations are subject to change. Details of material litigations and governmental investigations can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 204 to 211 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.

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

We are subject to numerous patent challenges relating to various products or processes and assertions of non-infringement of our patents. A loss in any of these challenges could result in loss of patent protection on the covered product and a risk to the revenue generated by the product. We also face the risk that our products may be found to infringe patents owned or licensed by third parties and we may be subject to monetary damages or compelled to cease sales of the infringing product, resulting in a potential risk to revenue. These challenges threaten the value of our investment in pharmaceutical development. Details of material patent litigation matters can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 205 to 207 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.

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

Geopolitical and/or macroeconomic volatility disrupts the operation of our global business

With an active presence in more than 80 countries, we are subject to political, socio-economic and financial factors around the world. A sustained global economic downturn may adversely impact financial markets and/or exacerbate pressure from governments and other healthcare payers on medicine prices and other cost control measures in order to limit healthcare spending.

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

Failure in internal control, financial reporting or the occurrence of fraud

Effective internal controls assist in the provision of reliable financial statements and the detection and prevention of fraud. Testing of internal controls provides only limited assurance over the accuracy of Financial Statements and may not prevent or detect misstatements or fraud.

The introduction of new legislation such as the failure to prevent fraud offence in the Economic Crime and Corporate Transparency Act (effective from September 1, 2025) may increase regulator focus on fraud.

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

Most of our cash is invested in AAA credit-rated institutional money market funds, fixed income securities issued by government, financial and non-financial entities, and collateralised and non-collateralised bank deposits. Our credit exposure is a mix of US, EU and rest of world default risk across these institutions.

We invest in many projects in an effort to develop a successful portfolio of approved products. Our Consolidated Statement of Financial Position therefore contains significant investments in intangible assets, including goodwill. Our ability to realise value on these investments depends on regulatory approvals, market acceptance, competition, and legal developments.

Our defined benefit post-retirement obligations (primarily in the United Kingdom and Sweden) can materially change in value but are largely backed by assets invested in growth and liability hedging portfolios, which hedge some of the risks inherent in liability valuations.

Although we maintain relevant insurance coverage for risks arising within the Group, we may not be able to maintain our insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

Tax law is complex, leading to the risk of different interpretations. Revenue authorities can make conflicting claims to the profits taxed in individual countries leading to double taxation and the potential for fines and penalties. Tax laws can change following action by international bodies such as the Organisation for Economic Co-operation and Development (“OECD”) or individual governments.

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

Solvency levels could fall, adversely impacting our financial position and requiring higher cash contributions if there are: falls in assets; increases in liability valuations (from falls in bond yields, increases in inflation or lower mortality); or changes in regulations. As liability valuation risks are hedged to a material level in some pension schemes, significant collateral may need to be posted to meet margin requirements, which in extreme circumstances could lead to a short-term liquidity risk in these pension schemes and a request to the Group to provide temporary liquidity.

Uninsured losses, or those where an insurer denies coverage, could materially adversely affect our financial condition.

The resolution of tax disputes can result in incremental tax costs, a reallocation of profits or losses between jurisdictions, or even double taxation, fines and penalties. They are costly, divert management attention and may adversely affect our reputation.

If tax treaties are withdrawn or amended, or Competent Authorities are unable to reach an agreement that eliminates double taxation, this could materially adversely affect our financial position. For details of our financial risk management policies, see “Strategic Report—Financial Review—Financial risk management” on page 81 and for details of current tax disputes, see “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 211 to 212 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.

Changes in tax laws could result in a material impact on the Group’s cash tax liabilities and tax charge, resulting in either an increase or a reduction in financial results.

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

AstraZeneca PLC was incorporated in England and Wales on June 17, 1992 under the Companies Act 1985. It is a public limited company domiciled in the United Kingdom. The Company’s registered number is 2723534 and its registered office is at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, United Kingdom (Tel: +44 20 3749 5000). From February 1993 until April 1999, the Company was called Zeneca Group PLC. On April 6, 1999, the Company changed its name to AstraZeneca PLC.

The Company was formed when the pharmaceutical, agrochemical and specialty chemical businesses of Imperial Chemical Industries PLC were demerged in 1993. In 1999, the Company sold the specialty chemical business. Also in 1999, the Company merged with Astra of Sweden. In 2000, it demerged the agrochemical business and merged it with the similar business of Novartis to form a new company called Syngenta AG. In 2007, the Group acquired MedImmune, a biologics and vaccines business based in the United States. In 2021, the Group acquired Alexion, a rare disease business based in the United States.

In 1999, in connection with the merger between Astra and Zeneca, the Company’s share capital was redenominated in US dollars. On 6 April 1999, Zeneca shares were cancelled and US dollar-denominated shares issued, credited as fully paid on the basis of one dollar-denominated share for each Zeneca share then held.

This was achieved by a reduction of capital under section 135 of the UK Companies Act 1985. Upon the reduction of capital becoming effective, all issued and unissued Zeneca shares were cancelled and the sum arising as a result of the share cancellation credited to a special reserve, which was converted into US dollars at the rate of exchange prevailing on the record date. This US dollar reserve was then applied in paying up, at par, newly created US dollar-denominated shares.

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

The information (including tabular data) set forth under the headings “Strategic Report—Financial Review—Collaboration Revenue” on pages 74 to 75, “Strategic Report—Financial Review—Restructuring” on page 76, “Strategic Report—Financial Review—Acquisitions treated as Business combinations” and “—Acquisitions treated as asset acquisitions” on page 79, “Strategic Report—Financial Review—Investments, divestments and capital expenditure” on pages 80 to 81, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Board Leadership and Company Purpose” on page 91 and “Additional Information—Important information for readers of this Annual Report—AstraZeneca websites” on page 244, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference. Additionally, the information set forth under the heading “Strategic Report—Financial Review” on pages 58 to 74 (excluding the information set forth under the subheadings “Full year 2024: additional commentary” and “Currency impact” on page 71) of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to the Form 20-F dated February 20, 2024 is incorporated herein by reference.

The United States Securities and Exchange Commission (the “SEC”) maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

B.       Business Overview

The information (including graphs and tabular data) set forth under the headings “Strategic Report—AstraZeneca at a Glance” on page 6, “Strategic Report—Chair’s Statement” on page 2, “Strategic Report—Chief Executive Officer’s Review” on pages 3 to 4, “Strategic Report—What science can do” on page 5, “Strategic Report—Healthcare in a Changing World” on pages 7 to 9, “Strategic Report—Our Purpose, Values and Business Model” on pages 10 to 11, “Strategic Report—Our Strategy and Key Performance Indicators” on pages 12 to 15, “Strategic Report—Therapy Area Review” on pages 16 to 31, “Strategic Report—Business Review” on pages 32 to 58, “Strategic Report—Disclosure Statements—Our approach to Sustainability Reporting—UK Statutory sustainability reporting” on page 59, “Strategic Report—Disclosure Statements—Our approach to Sustainability Reporting—EU Corporate Sustainability Reporting Directive” and “—EU Taxonomy Disclosure” on pages 60 to 62, “Strategic Report—Risk Overview—Managing risk”,—Emerging risks”,—Climate risk”, “—Cybersecurity Risk” on page 64, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Further information on risk management and controls—Global Compliance and GIA” on page 93, “Corporate Governance—Corporate Governance Report—Principal Decisions in 2024—Acquisitions to strengthen the pipeline” on page 97, “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161, “Financial Statements—Notes to the Group Financial Statements—Note 6—Segment information” on page 166 to 168, “Additional Information—Sustainability supplementary information” on pages 233 to 238, and “Additional Information—Important information for readers of this Annual Report—Statements of competitive position, growth rates and sales” on page 244, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

Development Pipeline as at February 6, 2025

This section sets out AstraZeneca-sponsored or -directed trial New Molecular Entities (“NMEs”) and significant indications.

Anticipated data timing and submission status is provided for assets in Phase III or beyond. As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Key:

PP = Partnered product

Phase I

Compound	Mechanism	Additional Information	Area Under Investigation
Oncology
AZD0022	KRas G12D inhibitor		solid tumours
AZD0120	autologous anti-CD19 and anti-BCMA CAR-T cell immunotherapy		multiple myeloma
AZD0305	GPRC5D ADC		relapsed/refractory multiple myeloma
AZD0486	CD19-CD3 TCE		r/r B-cell non-Hodgkin lymphoma
AZD0486	CD19-CD3 TCE		B-cell acute lymphoblastic leukaemia
AZD0754	STEAP2 CAR-T		prostate cancer
AZD1390	ATM inhibitor		glioblastoma
AZD2068	EGFR cMET radioconjugate		solid tumours
AZD3470	PRMT5 inhibitor		classic Hodgkin lymphoma, solid tumours
AZD5492	CD20 TITAN T cell engager		haematology
AZD5851	GPC3 CAR-T		hepatocellular carcinoma
AZD5863	CLDN18.2 x CD3 bispecific antibody (HBM7022)		solid tumours
AZD6422	CLDN18.2 CAR-T		solid tumours
AZD7003 (China)	GPC3 CAR-T		hepatocellular carcinoma/squamous non-small cell lung cancer
AZD8421	CDK2 inhibitor		solid tumours
AZD9592	EGFR/cMET TOP1i ADC		solid tumours
AZD9829	CD123 TOP1i ADC		acute myeloid leukaemia, myelodysplastic syndromes
NT-112	TGFBR2 KO armored TCR-T targeting KRAS G12D	(PP)	solid tumour
NT-125	autologous, fully-individualised, multi-specific TCR-T targeting neoantigens	(PP)	solid tumours
NT-175	TGFBR2 KO armored TCR-T targeting TP53 R175H	(PP)	solid tumours
volrustomig + lenvatinib	PD-1/CTLA-4 bispecific mAb + VEGF		advanced renal cell carcinoma
CVRM
AZD0233	CX3CR1		dilated cardiomyopathy
AZD1705	lipid lowering		cardiovascular disease
AZD2373	podocyte health		nephropathy
AZD4144	inflammation modulator		cardiorenal disease
AZD9550	GLP-1R glucagon dual agonist		non-alcoholic steatohepatitis
Respiratory & Immunology
AZD0120	autologous anti-CD19 and anti-BCMA CAR-T cell immunotherapy		systemic lupus erythematosus
AZD1163	bispecific antibody		rheumatoid arthritis
AZD6793	IRAK4 inhibitor		inflammatory diseases
AZD6912	siRNA		rheumatoid arthritis
AZD8965	inhibition of arginase enzyme		idiopathic pulmonary fibrosis
Vaccines and Immune Therapies
AZD0292	pseudomonas Psl-PcrV bispecific mAb		non-CF bronchiectasis
AZD5148	anti-clostridioides difficile TcdB mAb		reduction of C. diff recurrence
AZD7760	mAb combination targeting S aureus virulence factors		prevention of Staph aureus infection
mRNA VLP vaccine	mRNA-VLP vaccine		prevention of COVID-19
Other Medicines
MEDI1814	amyloid beta mAb	(PP)	Alzheimer’s disease
Rare Disease
ALXN1920	kidney-targeted factor H fusion protein		nephrology
ALXN2030	siRNA targeting complement C3		nephrology
ALXN2080	oral factor D inhibitor		healthy volunteers

Phase II

Compound	Mechanism	Additional Information	Area Under Investigation
Oncology
AZD0486 SOUNDTRACK-B	CD19/CD3 next-generation bispecific T-cell engager		B-cell non-Hodgkin lymphoma
AZD0901	CLDN18.2 MMAE ADC		solid tumours
AZD5335	anti-folate receptor alpha topoisomerase 1 inhibitor ADC		ovarian cancer, lung adenocarcinoma
AZD9574	PARP1 selective		advanced solid malignancies
camizestrant	selective estrogen receptor degrader		estrogen receptor +ve breast cancer
ceralasertib	ATR inhibitor		solid tumours
FPI-2265	PSMA radioconjugate	(PP)	prostate cancer
IPH5201 + Imfinzi	CD39 + PD-L1	(PP)	neoadjuvant/adjuvant NSCLC
puxitatug samrotecan (AZD8205)	B7-H4 targeting ADC		solid tumours
rilvegostomig ARTEMIDE-01	PD-1/TIGIT bispecific mAb	(PP)	solid tumours
saruparib	PARP1 selective		solid tumours
volrustomig	PD-1/CTLA-4 bispecific mAb		solid tumours
volrustomig eVOLVE-01	PD-1/CTLA-4 bispecific mAb		NSCLC
volrustomig eVOLVE-02	PD-1/CTLA-4 bispecific mAb		cervical cancer, head and neck squamous cell carcinoma
CVRM
AZD0780	PCSK9		dyslipidaemia
AZD2389	anti-fibrotic mechanism		metabolic dysfunction-associated steatohepatitis
AZD2693	NASH resolution		non-alcoholic steatohepatitis
AZD3427	relaxin mimetic		heart failure
AZD5004	oral GLP-1 receptor agonist		T2D/chronic weight management
AZD5462	RXFP1 agonist	(PP)	heart failure
AZD6234	peptide		chronic weight management in overweight or obesity
balcinrenone/dapagliflozin	MR modulator + SGLT2 inhibitor	Farxiga in the US; Forxiga in rest of world	CKD
zibotentan/dapagliflozin	endothelin A receptor antagonist/SGLT2 inhibitor	dapagliflozin is marketed as Farxiga in the US; Forxiga in rest of world	liver cirrhosis
Respiratory & Immunology
atuliflapon	FLAP inhibitor		asthma
AZD4604	inhaled JAK1 inhibitor		asthma
AZD7798	humanised monoclonal antibody targets T cells subset		Crohn’s disease
AZD8630	inhaled TSLP FAb	(PP)	asthma
tozorakimab FRONTIER 3	IL-33 mAb		asthma
Vaccine and Immune therapies
IVX-A12	virus-like particle (VLP) vaccine	IVX-A12 is a virus-like particle combination vaccine for the prevention of lower respiratory tract disease (LRTD) caused RSV and hMPV	RSV and human metapneumovirus (hMPV)
Other Medicines
MEDI0618	PAR2 antagonist mAb		migraine
MEDI7352	NGF/TNF bispecific mAb		osteoarthritis pain and painful diabetic neuropathy
Rare Disease
MEDI1341	alpha synuclein mAb	(PP)	multiple system atrophy/Parkinson’s disease

Phase III/Pivotal Phase II/Registration (listed until launched in all applicable major markets)

Compound	Mechanism	Area Under Investigation	Additional Information	Data read-out/submission status
Oncology
AZD0486 SOUNDTRACK-F1	CD19/CD3 next-generation bispecific T-cell engager	follicular lymphoma		>2026
AZD0901 CLARITY-Gastric01	CLDN18.2 MMAE ADC	gastric 2L+		2026
camizestrant + CDK4/6i SERENA-6	selective estrogen receptor degrader + CDK4/6 inhibitors	1st-line HR+ HER2- ESR1m breast cancer		H2 2025
camizestrant +palbociclib SERENA-4	selective estrogen receptor degrader + CDK4/6 inhibitor	1st-line HR+ HER2- breast cancer		2026
camizestrant CAMBRIA-1	selective estrogen receptor degrader	HR+ HER2- extended adjuvant breast cancer		>2026
camizestrant +/- abemaciclib CAMBRIA-2	selective estrogen receptor degrader + CDK4/6 inhibitor	ER+/HER2- early breast cancer		>2026
ceralasertib +Imfinzi LATIFY	ATR inhibitor + PDL-1 mAb	NSCLC		H2 2025
Datroway (datopotamab deruxtecan) TROPION-Breast01	TROP2 ADC	2-3L HR+ HER2- breast cancer	(PP)	Launched
Imfinzi + Imjudo HIMALAYA	PD-L1 mAb + CTLA-4 mAb	1st-line hepatocellular carcinoma		Launched
Imfinzi +/- oleclumab +/- monalizumab PACIFIC-9	PD-L1 + NKG2A or PD-L1 + CD73	unresectable Stage III NSCLC	(PP)	2026
rilvegostomig ARTEMIDE-Biliary01	PD-1/TIGIT bispecific mAb	adjuvant biliary tract cancer	(PP)	>2026
rilvegostomig ARTEMIDE-Lung02	PD-1/TIGIT bispecific mAb	squamous NSCLC 1L	(PP)	>2026
rilvegostomig ARTEMIDE-Lung03	PD-1/TIGIT bispecific mAb	non-squamous NSCLC 1L	(PP)	>2026
saruparib EvoPAR-Breast01	PARP1Sel	BRCA/PALB2m HR+ve metastatic breast cancer		>2026
saruparib EvoPAR-Prostate01	PARP1Sel	metastatic castration-sensitive prostate cancer		>2026
Truqap + Faslodex CAPItello-291	AKT inhibitor + fulvestrant	2nd-line and beyond in AI resistant locally advanced (inoperable) or metastatic breast cancer		Launched
volrustomig eVOLVE-Cervical	PD-1/CTLA-4 bispecific mAb	high-risk locally advanced cervical cancer		>2026
volrustomig eVOLVE-HNSCC	PD-1/CTLA-4 bispecific mAb	unresected locally advanced head and neck squamous cell carcinoma		>2026
volrustomig eVOLVE-Lung02	PD-1/CTLA-4 bispecific mAb	1L metastatic NSCLC		>2026
volrustomig eVOLVE-Meso	PD-1/CTLA-4 bispecific mAb	1L unresectable malignant pleural mesothelioma		>2026
CVRM
Andexxa	anti-factor Xa reversal	acute major bleed		Launched
balcinrenone/dapagliflozin	MR modulator + SGLT2 inhibitor	heart failure with CKD	Farxiga in the US; Forxiga in rest of world.	>2026
baxdrostat BaxHTN	aldosterone synthase inhibitor	hypertension		H2 2025
baxdrostat/dapagliflozin	aldosterone synthase inhibitor and reversible inhibitor of SGLT2	CKD		>2026
Wainua	ligand-conjugated antisense	patients with hereditary transthyretin-mediated amyloid polyneuropathy (ATTRv-PN)	(PP)	Launched
zibotentan/dapagliflozin	endothelin A receptor antagonist/SGLT2 inhibitor	CKD with high proteinuria	dapagliflozin is marketed as Farxiga in the US; Forxiga in rest of world.	>2026
Respiratory & Immunology
Fasenra CALIMA SIROCCO ZONDA MIRACLE	IL-5R mAb	severe uncontrolled asthma	(PP)	Launched
Saphnelo TULIP 1 & TULIP 2 AZALEA (China)	type I IFN receptor mAb	systemic lupus erythematosus	(PP)	Launched
Tezspire NAVIGATOR DIRECTION (China)	TSLP mAb	severe uncontrolled asthma	(PP)	Launched
tozorakimab OBERON TITANIA PROSPERO MIRANDA	IL-33 mAb	chronic obstructive pulmonary disease		2026
tozorakimab TILIA	IL-33 mAb	severe viral lower respiratory tract disease		2026
Vaccine and Immune Therapies
Kavigale (sipavibart) SUPERNOVA	SARS-CoV-2 LAAB	prevention of COVID-19		Approved
Rare Disease
acoramidis	oral TTR stabiliser	transthyretin amyloid cardiomyopathy	(PP)	Submitted
ALXN2220 DepleTTR-CM	transthyretin depleter	transthyretin amyloid cardiomyopathy	(PP)	>2026
anselamimab	fibril-reactive mAb	amyloid light chain amyloidosis		H2 2025
efzimfotase alfa	next generation TNSALP ERT	hypophosphatasia		2026
eneboparatide CALYPSO	parathyroid hormone receptor 1	hypoparathyroidism		H1 2025
gefurulimab PREVAIL	humanised bispecific VHH antibody	generalised myasthenia gravis		H2 2025

Significant Life-cycle Management

Anticipated data timing and submission status is provided for assets in Phase III or beyond. Projects in Phase III unless otherwise noted.

Compound	Mechanism	Area Under Investigation	Additional Information	Data read-out/submission status

Oncology
Calquence + R-CHOP ESCALADE	BTK inhibitor + R-CHOP	1st-line diffuse large B cell lymphoma		>2026
Calquence + venetoclax + obinutuzumab AMPLIFY	BTK inhibitor + BCL-2 inhibitor + anti-CD20 mAb	1st-line chronic lymphocytic leukaemia		Accepted
Calquence ECHO	BTK inhibitor	1st-line mantle cell lymphoma	(PP)	Launched
Calquence ELEVATE-TN ChangE (China)	BTK inhibitor	1st-line chronic lymphocytic leukaemia	(PP)	Launched
Datroway + Imfinzi AVANZAR	TROP2 ADC + PD-L1 + CTx	non-squamous or non-squamous TROP2+ NSCLC 1L	(PP)	H2 2025
Datroway TROPION-Breast02	TROP2 ADC	1st-line triple negative breast cancer	(PP)	H1 2025
Datroway +/- Imfinzi TROPION-Breast03	TROP2 ADC +/- PD-L1	adjuvant residual disease triple negative breast cancer	(PP)	2026
Datroway +/- Imfinzi TROPION-Breast04	TROP2 ADC +/- PD-L1	neoadjuvant/adjuvant triple negative or HR-low/HER2-negative breast cancer	(PP)	>2026
Datroway +/- Imfinzi TROPION-Breast05	TROP2 ADC + PD-L1	1st-line triple negative breast cancer	(PP)	2026
Datroway TROPION-Lung05	TROP2 ADC	advanced or metastatic NSCLC with an EGFR mutation and progressed on prior systemic therapies, including TKIs and platinum-based chemotherapy	(PP)	Accepted
Datroway + pembrolizumab TROPION-Lung07	TROP2 ADC	L NSCLC PD-L1 <50% non-squamous	(PP)	2026
Datroway TROPION-Lung08	TROP2 ADC	1L metastatic NSCLC without actionable genomic alterations and PD-L1 TPS ≥50%	(PP)	2026
Datroway + rilvegostomig TROPION-Lung10	TROP2 ADC + PD-1/TIGIT bispecific mAb	locally advanced or metastatic non-squamous NSCLC with high PD-L1 expression (TC ≥50%) and without actionable genomic alterations	(PP)	>2026
Datroway + rilvegostomig TROPION-Lung12	TROP2 ADC + PD-1/TIGIT bispecific mAb	Stage I adenocarcinoma NSCLC who are ctDNA-positive or have high-risk pathological features	(PP)	>2026
Datroway + Tagrisso TROPION-Lung14	TROP2 ADC + EGFR inhibitor	1L EGFRm NSCLC	(PP)	>2026
Datroway + Tagrisso TROPION-Lung15	TROP2 ADC + EGFR inhibitor	2L advanced or metastatic EGFRm NSCLC	(PP)	2026
Enhertu (platform) DESTINY-Breast07	HER2 targeting ADC	HER2+ breast cancer	(PP) Phase II LCM
Enhertu + rilvegostomig DESTINY-BTC01	HER2 targeting ADC + PD-1/TIGIT bispecific mAb	1L HER2+ biliary tract cancer		>2026
Enhertu DESTINY-Breast05	HER2 targeting ADC	HER2+ post-neoadjuvant high-risk breast cancer	(PP)	H2 2025
Enhertu DESTINY-Breast06	HER2 targeting ADC	post-ET HER2-low and -ultralow/ HR+ breast cancer 2L	(PP)	Launched
Enhertu DESTINY-Breast09	HER2 targeting ADC	1st-line HER2+ breast cancer	(PP)	H2 2025
Enhertu DESTINY-Breast11	HER2 targeting ADC	neoadjuvant HER2+ breast cancer	(PP)	H1 2025
Enhertu DESTINY-Gastric04	HER2 targeting ADC	2nd-line HER2+ gastric cancer	(PP)	H2 2025
Enhertu DESTINY-Lung04	HER2 targeting ADC	1st-line HER2m NSCLC	(PP)	H2 2025
Enhertu DESTINY-PanTumor03 (China)	HER2 targeting ADC	HER2 expressing solid tumours	(PP) Phase II LCM	H2 2025
Enhertu DESTINY-PanTumour01	HER2 targeting ADC	HER2 mutant tumours	(PP) Phase II LCM
Enhertu DESTINY-PanTumour02	HER2 targeting ADC	HER2 expressing solid tumours	(PP) Phase II LCM	Launched
Imfinzi (platform) BEGONIA	PD-L1 mAb with paclitaxel and multiple novel oncology therapies	1st-line metastatic triple negative breast cancer	Phase II LCM
Imfinzi (platform) HUDSON	PD-L1 mAb + multiple novel oncology therapies	post IO NSCLC	Phase II LCM
Imfinzi (platform) NeoCOAST-2	PD-L1 mAb + multiple novel oncology therapies	non-small cell lung cancer	(PP)
Imfinzi + CRT KUNLUN	PD-L1 mAb + CRT	locally advanced oesophageal squamous cell carcinoma		2026
Imfinzi + CRT PACIFIC-5 (China)	PD-L1 mAb + CRT	locally-advanced (Stage III) NSCLC	(PP)	Q3 2024
Imfinzi + CTx neoadjuvant AEGEAN	PD-L1 mAb + CTx	locally-advanced (Stage II-III) NSCLC		Launched
Imfinzi + CTx NIAGARA	PD-L1 mAb + CTx	muscle invasive bladder cancer		Submitted
Imfinzi + domvanalimab (AB154) PACIFIC-8	PD-L1 mAb + TIGIT	unresectable Stage III NSCLC	(PP)	>2026
Imfinzi + EV +/- Imjudo VOLGA	PD-L1 + nectin-4 targeting ADC +/- CTLA-4	muscle invasive bladder cancer		H2 2025
Imfinzi + FLOT MATTERHORN	PD-L1 mAb + CTx	neoadjuvant/adjuvant gastric cancer	(PP)	H2 2025
Imfinzi + Imjudo +SoC NILE	PL-L1 mAb + CTLA-4 mAb + SoC	1st-line urothelial cancer		H2 2025
Imfinzi + Imjudo + TACE +/- lenvatinib EMERALD-3	PD-L1 + CTLA-4 + VEGF +/- chemoembolisation	locoregional hepatocellular carcinoma		2026
Imfinzi + VEGF + TACE EMERALD-1	PD-L1 mAb + VEGF + TACE	locoregional hepatocellular carcinoma	(PP)	Q4 2023
Imfinzi + VEGF EMERALD-2	PD-L1 mAb + VEGF	adjuvant hepatocellular carcinoma	(PP)	2026
Imfinzi +/- Imjudo + CRT ADRIATIC	PD-L1 mAb +/- CTLA-4 mAb + CRT	1st-line limited-stage SCLC	(PP)	Launched
Imfinzi +/- Imjudo + CTx POSEIDON	PD-L1 mAb +/- CTLA-4 mAb + CTx	1st-line NSCLC		Launched

Compound	Mechanism	Area Under Investigation	Additional Information	Data read-out/submission status

Imfinzi post-SBRT PACIFIC-4	PD-L1 mAb post-SBRT	Stage I/II NSCLC	(PP)	2026
Imfinzi POTOMAC	PD-L1 mAb	non-muscle invasive bladder cancer		H2 2025
Lynparza +abiraterone PROpel	PARP inhibitor + NHA	prostate cancer	(PP)	Launched
Lynparza + Imfinzi + bevacizumab DUO-O	PARP inhibitor + PD-L1 mAb + VEGF inhibitor	1st-line ovarian cancer	( PP)	Q2 2023
Lynparza + Imfinzi DUO-E	PARP inhibitor + PD-L1 mAb	1st-line endometrial cancer	(PP)	Launched
Lynparza MONO-OLA1	PARP inhibitor	1st-line BRCAwt ovarian cancer	(PP)	H1 2025
Orpathys + Imfinzi SAMETA	MET inhibitor + PD-L1 mAb	1st-line papillary renal cell carcinoma	(PP)	H2 2025
Tagrisso + Orpathys SAFFRON	EGFR inhibitor + MET inhibitor	advanced EGFRm NSCLC	(PP)	H2 2025
Tagrisso + Orpathys SAVANNAH	EGFR inhibitor + MET inhibitor	advanced EGFRm NSCLC	(PP) Phase II LCM
Tagrisso +/- CTx neoadjuvant NeoADAURA	EGFR inhibitor +/- CTx	Stage II/III resectable EGFRm NSCLC		Q4 2024
Tagrisso ADAURA2	EGFR inhibitor	adjuvant EGFRm NSCLC Stage Ia2-Ia3 following complete tumour resection		>2026
Tagrisso LAURA	EGFR inhibitor	Stage III EGFRm non-small cell lung cancer		Launched
Tagrisso ORCHARD platform study	EGFR inhibitor + multiple novel oncology therapies	2nd-line EGFRm osimertinib-resistant NSCLC	(PP) Phase II LCM
Truqap	AKT inhibitor	prostate cancer	Phase II LCM
Truqap + abiraterone CAPItello-281	AKT inhibitor + abiraterone	PTEN deficient metastatic hormone sensitive prostate cancer		Q4 2024
Truqap + docetaxel CAPItello-280	AKT inhibitor + docetaxel	mCRPC prostate cancer		2026
Truqap + Faslodex + palbociclib CAPItello-292	AKT inhibitor + fulvestrant + CDK4/6 inhibitor	1st-line triplet in early relapse/ET resistant locally advanced (inoperable) or metastatic breast cancer	Phase Ib/III	>2026
CVRM
Wainua	ligand-conjugated antisense	patients with hereditary or wild-type transthyretin-mediated amyloid cardiomyopathy (ATTR CM)	(PP)	2026
Respiratory & Immunology
Breztri/Trixeo (PT010) KALOS LOGOS	LABA/LAMA/ICS	asthma	Breztri in Japan, China and the US. Trixeo in the EU.	H1 2025
Breztri/Trixeo ATHLOS	LABA/LAMA/ICS	COPD cardiopulmonary exercise test (CPET) trial		H2 2025
Breztri/Trixeo THARROS	LABA/LAMA/ICS	cardiopulmonary outcomes trial in COPD	(PP)	>2026
Fasenra MANDARA	IL-5R mAb	eosinophilic granulomatosis with polyangiitis		Launched
Fasenra NATRON	IL-5R mAb	hypereosinophilic syndrome		H1 2025
Fasenra RESOLUTE	IL-5R mAb	chronic obstructive pulmonary disease	(PP)	H2 2025
Saphnelo DAISY	type I IFN receptor mAb	systemic sclerosis	(PP)	2026
Saphnelo IRIS	type I IFN receptor mAb	lupus nephritis	(PP)	2026
Saphnelo JASMINE	type I IFN receptor mAb	myositis	(PP)	>2026
Saphnelo LAVENDER	type I IFN receptor mAb	CLE	(PP)	>2026
Saphnelo TULIP-SC	type I IFN receptor mAb	systemic lupus erythematosus (subcutaneous)	(PP)	H2 2025
Tezspire COURSE	TSLP mAb	chronic obstructive pulmonary disease	(PP) Phase II LCM
Tezspire CROSSING	TSLP mAb	eosinophilic oesophagitis	(PP)	2026
Tezspire WAYPOINT	TSLP mAb	nasal polyps	(PP)	Q4 2024
Rare Disease
Koselugo KOMET	MEK inhibitor	neurofibromatosis type 1 adult	(PP)	Submitted
Ultomiris	anti-complement C5 mAb	generalised myasthenia gravis		Launched
Ultomiris	anti-complement C5 mAb	proliferative lupus nephritis	Phase II LCM
Ultomiris	anti-complement C5 mAb	haematopoietic stem cell transplant–associated thrombotic microangiopathy		H2 2025
Ultomiris ARTEMIS	anti-complement C5 mAb	cardiac surgery-associated acute kidney injury		2026
Ultomiris CHAMPION-NMOSD	anti-complement C5 mAb	neuromyelitis optica spectrum disorder		Launched
Ultomiris I CAN	anti-complement C5 mAb	immunoglobulin A nephropathy		>2026

Patent Expiries of Key Marketed Products as at February 6, 2025

Patents covering our products are, or may be, challenged by third parties. Generic products may be launched ‘at risk’ and our patents may be revoked, circumvented or found not to be infringed. Details of material challenges by third parties can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 205 to 206 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025, and incorporated by reference. The expiry dates shown below include granted Supplementary Protection Certificate (“SPC”) and Patent Term Extension (“PTE”) and/or Paediatric Exclusivity periods (as appropriate). In Europe, the exact SPC situation may vary by country as different patent offices grant SPCs at different rates. The expiry dates of relevant regulatory data exclusivity periods are not represented in the table below. A number of our products are subject to generic competition in one or more markets. There may be agreements permitting generic or biosimilar entry prior to the expiry dates shown below. Bolded expiry dates relate to new molecular entity patents. The remaining dates relate to other patents.

											Aggregate Product
								US			Sales Ex-US
								Product Sales ($m)			($m)
Key Marketed products	Description	US	China	EU1		Japan		2024	2023	2022	2024	2023	2022
Oncology
Calquence (acalabrutinib)	A selective inhibitor of Bruton’s tyrosine kinase indicated for the treatment of chronic lymphocytic leukaemia (CLL) and mantle cell lymphoma (MCL) and in development for the treatment of multiple B-cell malignancies.	2026–2032, 2032–2036	2032, 2036	2032-2035, 2036	[2]	2037, 2036		2,190	1,815	1,657	939	699	400
Datroway (Datopotama deruxtecan)	A TROP2-directed antibody drug conjugate (ADC) comprised of a humanised anti-TROP2 IgG1 monoclonal antibody attached to a number of topoisomerase I inhibitor payloads (an exatecan derivative, DXd) via tetrapeptide-based cleavable linkers, indicated for patients with previously treated metastatic HR-positive, HER2-negative breast cancer.	2034	2034	2034			[3]	—	—	—	—	—	—
Enhertu[4] (trastuzumab deruxtecan)	A HER2-directed ADC indicated for HER2-positive, HER2-low and HER2-ultralow advanced breast cancers, for HER2-mutant metastatic non-small cell lung cancer (NSCLC), and for HER2-positive advanced gastric cancer.	2033, 2035	2033-2035	2033-2035			[3]	—	—	—	545	261	79
Imfinzi (durvalumab)	A human monoclonal antibody (mAb) that blocks PD-1 and CD80 on T-cells indicated for unresectable, Stage III NSCLC, for extensive-stage small cell lung cancer (SCLC) in combination with chemotherapy, for advanced biliary tract cancer in combination with chemotherapy, for unresectable heptatocellular carcinoma (uHCC) in combination with Imjudo, for NSCLC in combination with Imjudo and chemotherapy, and for advanced bladder cancer.	2031	2030	2030		2033		2,603	2,171	1,539	2,114	1,848	1,232
Imjudo[5] (tremelimumab)	A cytotoxic T-lymphocyte-associated antigen 4 blocking antibody indicated for uHCC in combination with Imfinzi and for NSCLC in combination with Imfinzi and chemotherapy.	2031	2026	2026		2031		180	146	13	101	72	—
Lynparza[6] (olaparib)	An oral poly ADP-ribose polymerase (PARP) inhibitor indicated for platinum-sensitive relapsed and for BRCA-mutated (BRCAm) ovarian cancers, for homologous recombination repair deficient (HRD)-positive advanced ovarian cancer in combination with bevacizumab, for gBRCAm, HER2-negative early and metastatic breast cancers, for gBRCAm metastatic pancreatic cancer, for HRR gene-mutated and BRCAm metastatic castration-resistant prostate cancers (mCRPC), and for 1st-line mCRPC in combination with abiraterone.	2024, 2027, 2024-2041	2024, 2024-2029	2029, 2024-2029		2029, 2024-2034		1,332	1,254	1,226	1,740	1,557	1,412
Orpathys (savolitinib)	An oral, potent and highly selective MET-TKI indicated for NSCLC with MET gene alterations.	2030	2030	2030		2030		—	—	—	44	44	33
Tagrisso (osimertinib)	An EGFR-TKI indicated for early- and late-stage EGFRm NSCLC.	2032, 2035	2032, 2035	2032, 2035		2034, 2035		2,763	2,276	2,007	3,817	3,523	3,437
Truqap (capivasertib)	A first-in-class, potent, adenosine triphosphate (ATP)-competitive inhibitor approved in combination with Faslodex for HR-positive, HER2-negative advanced breast cancer with certain gene alterations.	2028-2030, 2025-2033	2028, 2033	2028, 2025-2033		2028		408	6	—	22	—	—
CVRM
Andexxa/ Ondexxya (andexanet alfa)	A factor Xa inhibitor (apixaban and rivaroxaban) reversal agent.	2032, 2028–2037	2028, 2030–2035	2028, 2030–2037		2028, 2030–2037		81	75	77	138	107	73
Brilinta/ Brilique (ticagrelor)	An oral P2Y12 platelet inhibitor for acute coronary syndromes (ACS) (ticagrelor 90mg) or continuation therapy in high-risk patients (ticagrelor 60mg) with a history of myocardial infarction (MI). An oral P2Y12 platelet inhibitor for the prevention of atherothrombotic events in adult patients with ACS or high-risk patients with history of MI, high-risk patients with coronary artery disease or stroke.	2025, 2030-2036	2037	2025, 2037		2024, 2025-2030		751	744	744	582	580	614

													Aggregate Product
										US			Sales Ex-US
										Product Sales ($m)			($m)
Key Marketed products	Description	US		China		EU1		Japan		2024	2023	2022	2024	2023	2022
Farxiga/ Forxiga (dapagliflozin)	A sodium-glucose cotransporter 2 (SGLT-2 inhibitor) indicated for adult patients with type-2 diabetes (T2D) or in adults with or without T2D with heart failure with reduced ejection fraction or chronic kidney disease (CKD). Approved in the United States to improve glycaemic control in paediatric patients with T2D aged 10 years and older.	2026, 2025-2040		2027-2041	[7]	2028, 2027, 2028	[2]	2024-2025, 2028-2040		1,750	1,451	1,071	5,906	4,512	3,310
Xigduo/ Xigduo XR8 (dapagliflozin/ metformin)	Combines dapagliflozin and metformin as either Xigduo – to improve glycaemic control in adults with T2D who are inadequately controlled on metformin alone, or Xigduo XR – an extended release tablet for adults with T2D who are inadequately controlled on metformin alone.	2026, 2027-2030		2027, 2030	[7]	2028, 2027 [2], 2030		2024-2025, 2027-2030		—	—	—	—	—	—
Lokelma (sodium zirconium cyclosilicate)	An insoluble, non-absorbed sodium zirconium cyclosilicate, formulated as a powder for oral suspension, that acts as a highly selective potassium-removing agent for the treatment of hyperkalaemia.	2032-2035		2033-2034	[7]	2032		2035-2037		256	214	170	286	198	119
Roxadustat[9]	An oral hypoxia-inducible factor prolyl hydroxylase inhibitor indicated for the treatment of anaemia from CKD.		[3]	2024, 2024-2033			[3]		[3]	—	—	—	331	271	197
Wainua/ Wainzua (eplontersen)	Wainua injection, for subcutaneous use, is a prescription medicine used to treat adults with polyneuropathy of hereditary transthyretin-mediated amyloidosis.	2025-2034		2034		2034		2034		85	—	—	—	—	—
Respiratory & Immunology
Airsupra (albuterol/budesonide)	A first-in-class, fixed-dose combination rescue medication for asthma in the United States containing a short-acting beta2-agonist (SABA) and an anti-inflammatory inhaled corticosteroid (ICS), for the as-needed treatment or prevention of bronchoconstriction and to reduce the risk of exacerbations, developed in a pressurized metered-dose inhaler (pMDI) using AstraZeneca’s Aerosphere delivery technology.	2030		2030				2030		66	—	—	—	—	—
Breztri/Trixeo Aerosphere (budesonide/ glycopyrrolate/formoterol)	A fixed-dose triple combination of an ICS, a long-acting muscarinic antagonist (LAMA) and a long-acting beta2-agonist (LABA) delivered in an Aerospace pMDI, used for the long-term maintenance treatment of COPD.	2030-2031, 2038		2030, 2038		2030, 2038		2030-2034, 2038		516	383	239	462	294	159
Fasenra (benralizumab)	A mAb which directly targets and depletes eosinophils by recruiting natural killer cells and inducing apoptosis (programmed cell death). Approved as an add-on maintenance treatment for severe eosinophilic asthma and for eosinophilic granulomatosis with polyangiitis (EGPA).	2024, 2028-2034		2028		2025, 2028-2034		2025, 2034		1,049	992	906	640	561	490
Saphnelo (anifrolumab)	A first-in-class fully human mAb for moderate to severe systemic lupus erythematosus (SLE) that binds to subunit 1 of the type I IFN receptor, blocking the activity of type I IFNs. Type I IFNs such as IFN-alpha, IFN-beta and IFN-kappa are cytokines involved in driving the inflammatory pathways implicated in SLE.	2025-2029, 2033-2036		2025-2029		2025-2029, 2036		2030-2034, 2033-2036		425	260	111	49	20	5
Symbicort (budesonide/ formoterol)	A combination of an ICS and a fast-onset LABA to treat asthma and/or COPD either as Symbicort Turbuhaler or Symbicort pMDI.	2025- 2029	[10]	expired		expired		expired		1,187	726	973	1,692	1,636	1,565
Tezspire[11] (tezepelumab)	A first-in-class human mAb that inhibits the action of TSLP, a key epithelial cytokine that sits at the top of multiple inflammatory cascades and is critical in the initiation and persistence of airway inflammation and airway hyperresponsiveness in severe asthma. Approved for a broad population of severe asthma patients, without phenotype and biomarker limitation. Developed in collaboration with Amgen.	2028, 2038		2028		2028		2028, 2038		—	—	—	248	86	4
Vaccines & Immune Therapies
Beyfortus[12] (nirsevimab)	A long-acting anti-RSV F mAb used to prevent RSV lower respiratory tract disease in neonates and infants during their first RSV season. Jointly developed and commercialised with Sanofi.	2028–2035, 2038-2040		2038		2035		2035, 2038		232	87	—	86	19	—
FluMist (live attenuated influenza vaccine)	A live attenuated vaccine indicated for active immunisation for the prevention of influenza disease caused by influenza A subtype viruses and type B viruses contained in the vaccine.	2025-2026		2025		2025		2025	[13]	28	23	21	230	193	154

									Aggregate Product
						US			Sales Ex-US
						Product Sales ($m)			($m)
Key Marketed products	Description	US	China	EU1	Japan	2024	2023	2022	2024	2023	2022
Rare Disease
Kanuma (sebelipase alfa)	A recombinant form of the human lysosomal acid lipase (LAL). The enzyme replacement therapy is for the treatment of LAL deficiency.	2031	2031	2031, 2026-2037	2031, 2032	100	85	77	109	86	83
Koselugo[14] (selumetinib)	A kinase inhibitor that blocks specific enzymes (MEK1 and MEK2) for the treatment of patients with neurofibromatosis type 1 who have symptomatic, inoperable plexiform neurofibromas.	2028 [15], 2026-2029	2026-2029	2026-2029	2029-2031	212	195	162	319	136	46
Soliris (eculizumab)	A C5 complement inhibitor for the treatment of paroxysmal nocturnal haemoglobinuria, atypical haemolytic uraemic syndrome, generalised myasthenia gravis and neuromyelitis optica spectrum disorder.	2027 [16], 2025-2032	2029	2027, 2029	2027, 2029	1,523	1,734	2,180	1,065	1,411	1,582
Strensiq (asfotase alfa)	A targeted enzyme replacement therapy for patients with hypophosphatasia.	2025-2029, 2035-2038		2025-2031, 2036	2028, 2035-2036	1,167	937	769	249	215	189
Ultomiris (ravulizumab)	A long-acting C5 complement inhibitor for the treatment of paroxysmal nocturnal haemoglobinuria (PNH), atypical haemolytic uraemic syndrome (aHUS), generalised myasthenia gravis (gMG) and neuromyelitis optica spectrum disorder (NMOSD).	2035, 2038	2035, 2038	2035, 2038-2040	2038, 2038	2,261	1,750	1,136	1,663	1,251	829
Voydeya[17] (danicopan)	A first-in-class oral, Factor D complement inhibitor for certain adults with PNH as add-on therapy to ravulizumab or eculizumab.	2035, 2038	2035	2035	2035	—	—	—	—	—	—

Notes

Crestor, Nexium, Pulmicort, Seloken, Synagis and Zoladex are key marketed products which have lost patent protection in all major markets.

1	Expiry in major EU markets, which includes the United Kingdom.
2	The patent is the subject of a pending opposition proceeding at the European Patent Office (EPO).
3	AstraZeneca does not have commercialisation rights.
4	AstraZeneca has recorded $1,437 million of Alliance Revenue in relation to this product in 2024 (2023: $1,022 million; 2022: $523 million), as per the “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.
5	Prior to 2024, Imjudo Product Sales are included in the Imfinzi Product Sales figure included in “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.
6	In addition to any Product Sales, AstraZeneca has also recorded $600 million of Collaboration Revenue in relation to this product in 2024 (2023: $245 million; 2022: $355 million), as per “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.
7	The patent is the subject of a pending invalidation proceeding at China National Intellectual Property Administration.
8	Xigduo/Xigduo XR revenues are combined with Farxiga/Forxiga. Comparative revenues for years 2023 and 2022 have been revised to reflect this change.
9	AstraZeneca has recorded $6 million of Alliance Revenue in relation to this product in 2024 (2023: $5 million; 2022: $5 million), as per “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.
10	Patent expiry information relates to the Symbicort pMDI product, including any granted Paediatric Exclusivity term.
11	AstraZeneca has recorded $436 million of Alliance Revenue in relation to this product in 2024 (2023: $259 million; 2022: $79 million), as per “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.
12	AstraZeneca has recorded $237 million of Alliance Revenue in relation to this product in 2024 (2023: $57 million; 2022: $nil), as per “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.
13	Rights licensed to Daiichi Sankyo, Inc.
14	In addition to any Product Sales, AstraZeneca also has recorded $100 million of Collaboration Revenue in relation to this product in 2024 (2023: $nil; 2022: $nil), as per “Financial Statements—Notes to the Group Financial Statements—Note 1—Revenue” on pages 160 to 161 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2024.
15	Date represents expiry of a pending SPC/PTE and/or Paediatric Exclusivity period.
16	Settled with Amgen and Samsung Bioepis for licensed biosimilar entry date of March 1, 2025.
17	Voydeya revenues are combined with Ultomiris.

Geographical Review

This section Item 4—“Information on the Company—Business Overview—Geographical Review” should be read in conjunction with Item 5—“Operating and Financial Review and Prospects—Operating Results” below.

	World			US		Emerging Markets			Europe			Established ROW
	Sales	Actual	CER	Sales	Actual	Sales	Actual	CER	Sales	Actual	CER	Sales	Actual	CER
2024	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%
Oncology:
Tagrisso	6,580	13	16	2,763	21	1,755	8	16	1,301	16	15	761	(3)	4
Imfinzi	4,717	17	21	2,603	20	479	35	59	948	28	27	687	(8)	(2)
Calquence	3,129	24	25	2,190	21	153	56	79	656	33	32	130	20	22
Lynparza	3,072	9	11	1,332	6	655	21	30	832	13	12	253	(10)	(5)
Enhertu	545	n/m	n/m	—	—	350	n/m	n/m	126	n/m	n/m	69	n/m	n/m
Zoladex	1,058	11	17	16	14	795	16	23	148	12	10	99	(16)	(12)
Imjudo	281	29	31	180	23	16	n/m	n/m	36	n/m	n/m	49	(5)	2
Truqap	430	n/m	n/m	408	n/m	2	n/m	n/m	12	n/m	n/m	8	n/m	n/m
Orpathys	44	(1)	1	—	—	44	(1)	1	—	—	—	—	—	—
Others	419	(19)	(14)	18	(51)	253	(18)	(12)	23	(30)	(30)	125	(13)	(6)
Total Oncology	20,275	18	21	9,510	23	4,502	18	28	4,082	23	22	2,181	(4)	2
BioPharmaceuticals:
CVRM
Farxiga	7,656	28	31	1,750	21	2,853	29	35	2,634	40	39	419	—	6
Brilinta	1,333	1	2	751	1	294	3	10	268	(1)	(2)	20	(17)	(16)
Crestor	1,153	4	8	46	(16)	934	8	12	37	(29)	(30)	136	(2)	5
Seloken/Toprol-XL	605	(5)	—	—	(42)	589	(5)	—	13	13	12	3	(53)	(44)
Lokelma	542	32	34	256	20	86	73	79	92	59	58	108	20	29
Roxadustat	331	22	24	—	—	331	22	24	—	—	—	—	—	—
Andexxa	219	20	22	81	7	3	n/m	n/m	80	30	28	55	22	31
Wainua	85	n/m	n/m	85	n/m	—	—	—	—	—	—	—	—	—
Others	524	(24)	(22)	106	(50)	249	(13)	(9)	146	(13)	(12)	23	18	20
Total CVRM	12,448	18	20	3,075	12	5,339	16	22	3,270	31	30	764	3	9
BioPharmaceuticals:
Respiratory & Immunology
Symbicort	2,879	22	25	1,187	63	805	7	16	559	2	1	328	(2)	—
Fasenra	1,689	9	9	1,049	6	92	44	55	404	14	13	144	1	6
Pulmicort	682	(4)	(1)	6	(77)	568	(1)	3	71	5	3	37	(12)	(10)
Breztri	978	44	46	516	35	245	52	57	143	78	77	74	41	47
Tezspire	248	n/m	n/m	—	—	11	n/m	n/m	156	n/m	n/m	81	n/m	n/m
Saphnelo	474	69	70	425	63	7	n/m	n/m	26	n/m	n/m	16	69	80
Airsupra	66	n/m	n/m	66	n/m	—	—	—	—	—	—	—	—	—
Others	400	(8)	(7)	167	7	169	(21)	(20)	57	5	4	7	(8)	(4)
Total Respiratory & Immunology	7,416	21	23	3,416	34	1,897	7	13	1,416	22	21	687	10	14
BioPharmaceuticals: Vaccines & Immune Therapies
Synagis	447	(18)	(14)	(8)	n/m	210	8	17	116	(34)	(35)	129	(27)	(22)
Beyfortus	318	n/m	n/m	232	n/m	—	n/m	n/m	84	n/m	n/m	2	n/m	n/m
FluMist	258	19	15	28	19	1	28	30	204	8	4	25	n/m	n/m
COVID-19 mAbs	31	(76)	(76)	28	n/m	—	n/m	n/m	3	(74)	(75)	—	n/m	n/m
Others	4	(68)	(68)	—	—	2	(82)	(82)	2	10	14	—	n/m	n/m
Total Vaccines & Immune Therapies	1,058	5	6	280	n/m	213	1	9	409	3	1	156	(47)	(44)
Rare Disease:
Ultomiris	3,924	32	34	2,261	29	141	n/m	n/m	884	32	31	638	34	43
Soliris	2,588	(18)	(14)	1,523	(12)	443	4	34	416	(38)	(38)	206	(35)	(32)
Strensiq	1,416	23	24	1,167	25	54	33	43	99	11	10	96	12	18
Koselugo	531	60	66	212	9	177	n/m	n/m	103	93	92	39	62	73
Kanuma	209	22	24	100	17	34	19	28	66	35	35	9	11	15
Total Rare Disease	8,668	12	14	5,263	12	849	36	63	1,568	3	2	988	8	15
Other medicines
Nexium	867	(8)	(2)	96	(16)	591	2	11	60	13	11	120	(40)	(36)
Others	206	(11)	(9)	15	(20)	144	(6)	(4)	43	(17)	(17)	4	(44)	(41)
Total Other medicines	1,073	(9)	(4)	111	(17)	735	1	8	103	(2)	(3)	124	(40)	(36)
Total Product Sales	50,938	16	19	21,655	21	13,535	15	23	10,848	20	19	4,900	(3)	3

	World			US		Emerging Markets			Europe			Established ROW
	Sales	Actual	CER	Sales	Actual	Sales	Actual	CER	Sales	Actual	CER	Sales	Actual	CER
2023	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%
Oncology:
Tagrisso	5,799	7	9	2,276	13	1,621	3	10	1,120	10	8	782	(8)	(1)
Imfinzi	4,237	52	55	2,317	49	360	25	39	758	39	36	802	n/m	n/m
Lynparza	2,811	7	9	1,254	2	542	11	21	734	12	10	281	5	12
Calquence	2,514	22	23	1,815	10	98	n/m	n/m	493	72	69	108	58	65
Enhertu	261	n/m	n/m	—	—	169	n/m	n/m	60	n/m	n/m	32	n/m	n/m
Orpathys	44	34	42	—	—	44	34	42	—	—	—	—	—	—
Truqap	6	n/m	n/m	6	n/m	—	—	—	—	—	—	—	—	—
Zoladex	952	3	9	14	(4)	687	5	12	133	—	(1)	118	(4)	2
Faslodex	297	(11)	(6)	31	87	142	(11)	(6)	28	(49)	(50)	96	(7)	1
Others	224	(33)	(30)	6	(44)	165	(34)	(31)	6	(42)	(41)	47	(28)	(23)
Total Oncology	17,145	17	20	7,719	19	3,828	8	16	3,332	22	20	2,266	20	29
BioPharmaceuticals: CVRM
Farxiga	5,963	36	39	1,451	35	2,211	33	40	1,881	45	42	420	21	30
Brilinta	1,324	(2)	(1)	744	—	285	—	10	271	(4)	(5)	24	(49)	(47)
Lokelma	412	43	46	214	26	50	n/m	n/m	58	94	91	90	32	42
Roxadustat	271	38	45	—	—	271	38	45	—	—	—	—	—	—
Andexxa	182	21	23	75	(2)	—	—	—	62	50	47	45	39	50
Crestor	1,107	6	11	55	(16)	862	9	15	52	26	25	138	(7)	—
Seloken/Toprol-XL	640	(26)	(20)	1	n/m	621	(26)	(20)	11	(18)	(17)	7	(23)	(19)
Onglyza	227	(12)	(8)	49	(36)	131	8	16	32	(16)	(17)	15	(30)	(28)
Bydureon	163	(42)	(42)	133	(45)	3	12	12	27	(24)	(26)	—	—	—
Others	296	(19)	(17)	30	(10)	152	(22)	(18)	109	(15)	(15)	5	(52)	(49)
Total CVRM	10,585	15	18	2,752	11	4,586	11	18	2,503	31	29	744	9	16
BioPharmaceuticals: Respiratory & Immunology
Symbicort	2,362	(7)	(4)	726	(25)	753	24	33	549	(6)	(7)	334	(11)	(7)
Fasenra	1,553	11	12	992	9	64	50	61	355	16	14	142	—	6
Breztri	677	70	73	383	60	161	75	85	81	n/m	n/m	52	55	66
Saphnelo	280	n/m	n/m	260	n/m	2	n/m	n/m	8	n/m	n/m	10	n/m	n/m
Tezspire	86	n/m	n/m	—	—	1	n/m	n/m	48	n/m	n/m	37	n/m	n/m
Pulmicort	713	11	17	28	(58)	575	25	34	68	(1)	(2)	42	(15)	(10)
Bevespi	58	—	—	34	(19)	6	19	28	17	65	62	1	50	14
Daliresp	54	(72)	(72)	42	(76)	3	(7)	(11)	8	(9)	(11)	1	(48)	(20)
Others	324	(23)	(20)	82	(42)	206	(10)	(5)	30	(29)	(30)	6	1	5
Total Respiratory & Immunology	6,107	6	8	2,547	(4)	1,771	23	31	1,164	10	8	625	2	8
BioPharmaceuticals: Vaccines & Immune Therapies
COVID-19 mAbs	132	(94)	(93)	—	n/m	6	(99)	(99)	12	(96)	(96)	114	(72)	(68)
Vaxzevria	12	(99)	(99)	—	n/m	10	(99)	(99)	2	n/m	(99)	—	n/m	n/m
Beyfortus	106	n/m	n/m	87	n/m	—	—	—	19	n/m	n/m	—	—	—
Synagis	546	(6)	(2)	(1)	n/m	195	13	19	175	(18)	(18)	177	(7)	(1)
FluMist	216	24	17	23	10	1	9	(2)	188	25	17	4	74	80
Total Vaccines & Immune Therapies	1,012	(79)	(78)	109	(91)	212	(84)	(83)	396	(61)	(62)	295	(76)	(74)
Rare Disease:
Soliris	3,145	(16)	(14)	1,734	(20)	424	41	63	670	(17)	(18)	317	(33)	(29)
Ultomiris	2,965	51	52	1,750	54	71	88	89	668	39	36	476	54	65
Strensiq	1,152	20	21	937	22	40	15	22	89	14	11	86	13	22
Koselugo	331	59	60	195	20	59	n/m	n/m	53	n/m	n/m	24	n/m	n/m
Kanuma	171	7	8	85	10	29	(7)	(1)	49	12	10	8	2	9
Total Rare Disease	7,764	10	12	4,701	9	623	45	62	1,529	7	5	911	5	12
Other medicines
Nexium	945	(27)	(22)	115	(5)	578	2	9	53	16	13	199	(64)	(61)
Others	231	(32)	(30)	18	(22)	153	(31)	(28)	52	(33)	(32)	8	(58)	(55)
Total Other medicines	1,176	(28)	(24)	133	(8)	731	(7)	(1)	105	(14)	(15)	207	(64)	(61)
Total Product Sales	43,789	2	4	17,961	4	11,751	1	8	9,029	9	7	5,048	(14)	(8)

	World			US		Emerging Markets			Europe			Established ROW
	Sales	Actual	CER	Sales	Actual	Sales	Actual	CER	Sales	Actual	CER	Sales	Actual	CER
2022	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%
Oncology:
Tagrisso	5,444	9	15	2,007	13	1,567	17	22	1,023	4	17	847	(7)	8
Imfinzi	2,784	15	21	1,552	25	287	4	7	544	12	26	401	(1)	15
Lynparza	2,638	12	18	1,226	13	488	27	31	655	6	19	269	4	20
Calquence	2,057	66	69	1,657	52	45	n/m	n/m	286	n/m	n/m	69	n/m	n/m
Enhertu	79	n/m	n/m	—	—	51	n/m	n/m	21	n/m	n/m	7	n/m	n/m
Orpathys	33	n/m	n/m	—	—	33	n/m	n/m	—	—	—	—	—	—
Zoladex	927	(2)	6	15	15	657	6	12	133	(10)	1	122	(28)	(15)
Faslodex	334	(22)	(14)	17	(45)	159	(4)	3	55	(52)	(46)	103	(15)	1
Iressa	114	(38)	(34)	9	(19)	94	(38)	(35)	2	(52)	(41)	9	(44)	(35)
Arimidex	99	(29)	(24)	—	—	76	(29)	(26)	—	(87)	(86)	23	(23)	(11)
Casodex	78	(45)	(40)	—	—	53	(50)	(47)	1	(49)	(48)	24	(31)	(19)
Others	44	(14)	(6)	1	59	27	(6)	1	6	(4)	4	10	(36)	(26)
Total Oncology	14,631	13	19	6,484	23	3,537	10	14	2,726	10	23	1,884	(5)	10
BioPharmaceuticals: CVRM
Farxiga	4,381	46	56	1,071	46	1,665	39	47	1,297	60	81	348	32	49
Brilinta	1,358	(8)	(4)	744	1	286	(13)	(10)	282	(18)	(8)	46	(27)	(22)
Lokelma	289	65	75	170	47	20	n/m	n/m	30	n/m	n/m	69	55	83
Roxadustat	197	13	18	—	—	197	13	18	—	—	—	—	—	—
Andexxa	150	5	14	77	(32)	—	—	—	41	41	58	32	n/m	n/m
Crestor	1,048	(4)	2	65	(19)	794	2	9	41	(21)	(12)	148	(21)	(10)
Seloken/Toprol-XL	862	(9)	(4)	—	n/m	839	(10)	(4)	14	26	27	9	(16)	(13)
Bydureon	280	(27)	(26)	242	(24)	3	(16)	(18)	35	(37)	(29)	—	(95)	(94)
Onglyza	257	(28)	(25)	76	(13)	121	(32)	(28)	38	(37)	(29)	22	(32)	(30)
Others	366	(10)	(7)	34	(35)	194	(1)	4	128	(12)	(10)	10	(32)	(24)
Total CVRM	9,188	13	19	2,479	11	4,119	9	15	1,906	25	40	684	10	25
BioPharmaceuticals: Respiratory & Immunology
Symbicort	2,538	(7)	(2)	973	(9)	608	—	5	582	(13)	(3)	375	(2)	5
Fasenra	1,396	11	15	906	15	43	n/m	n/m	305	7	20	142	(12)	(1)
Breztri	398	96	n/m	239	n/m	92	68	75	33	n/m	n/m	34	32	56
Saphnelo	116	n/m	n/m	111	n/m	—	—	—	2	n/m	n/m	3	n/m	n/m
Tezspire	4	n/m	n/m	—	—	—	—	—	2	n/m	n/m	2	n/m	n/m
Pulmicort	645	(33)	(31)	65	(9)	462	(40)	(39)	69	(6)	6	49	5	15
Daliresp	189	(17)	(16)	176	(15)	3	(28)	(24)	9	(39)	(32)	1	3	7
Bevespi	58	7	9	42	7	5	31	38	10	(7)	5	1	n/m	n/m
Others	421	(29)	(27)	143	32	230	(20)	(17)	42	(77)	(75)	6	(53)	(46)
Total Respiratory & Immunology	5,765	(4)	—	2,655	10	1,443	(18)	(14)	1,054	(15)	(5)	613	(3)	7
BioPharmaceuticals: Vaccines & Immune Therapies
Vaxzevria	1,798	(54)	(52)	79	24	729	(67)	(67)	365	(65)	(61)	625	8	17
Evusheld	2,185	n/m	n/m	1,067	n/m	413	n/m	n/m	298	n/m	n/m	407	n/m	n/m
Synagis	578	41	59	1	(94)	173	n/m	n/m	213	5	17	191	28	51
FluMist	175	(31)	(20)	21	(21)	1	(51)	(54)	151	(32)	(20)	2	(4)	(10)
Total Vaccines & Immune Therapies	4,736	2	8	1,168	n/m	1,316	(43)	(41)	1,027	(33)	(24)	1,225	68	89
Rare Disease:
Soliris	3,762	(11)	(5)	2,180	(7)	301	(29)	(10)	805	(21)	(12)	476	11	24
Ultomiris	1,965	34	42	1,136	35	38	n/m	n/m	481	49	68	310	6	26
Strensiq	958	16	18	769	19	35	41	31	78	(3)	9	76	(1)	16
Koselugo	208	93	96	162	55	26	n/m	n/m	20	n/m	n/m	—	—	—
Kanuma	160	16	19	77	12	31	73	61	44	(3)	10	8	21	38
Total Rare Disease	7,053	4	10	4,324	8	431	(10)	6	1,428	(3)	9	870	8	24
Other medicines
Nexium	1,285	(3)	8	120	(6)	568	(19)	(13)	46	(26)	(17)	551	28	50
Others	340	(10)	(7)	24	(45)	220	4	7	77	(29)	(27)	19	37	54
Total Other medicines	1,625	(5)	4	144	(16)	788	(14)	(9)	123	(28)	(24)	570	28	50
Total Product Sales	42,998	18	24	17,254	44	11,634	(4)	1	8,264	9	22	5,846	22	40

All commentary in “—Geographical Review” relates to Product Sales. The market definitions used in the geographical areas review below are defined in the Glossary on pages 240 to 243 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.

2024 in brief

Product Sales increased by 16% (CER: 19%) in 2024 to $50,938 million (2023: $43,789 million; 2022: $42,998 million). Growth was well balanced across AstraZeneca's focus therapy areas and key geographies in 2024, driven by strong underlying demand.

Product Sales in the US increased by 21% to $21,655 million (2023: $17,961 million; 2022: $17,254 million) reflecting the continued growth of our Oncology medicines, Ultomiris and Symbicort.

In 2024, Product Sales in Emerging Markets increased by 15% (CER: 23%) to $13,535 million (2023: $11,751 million; 2022: $11,634 million) driven by Oncology and CVRM medicines. China sales, comprising 47% of Emerging Markets sales, increased by 9% (CER: 11%) to $6,402 million (2023: $5,867 million; 2022: $5,740 million). China sales contributed to 13% of Product Sales in 2024.

Ex-China Emerging Markets Product Sales increased by 21% (36% at CER) to $7,133 million (2023: $5,884 million; 2022: $5,894 million) driven by Oncology medicines and Farxiga from CVRM. Among Oncology medicines in Ex-China Emerging Markets, Product Sales of Tagrisso increased by 14% (CER: 30%), Imfinzi increased by 44% (CER: 78%), and Lynparza increased by 23% (CER: 37%). Product Sales of Farxiga in Ex-China Emerging Markets increased by 30% (CER: 40%) to $1,537 million (2023: $1,183 million; 2022: $847 million) in the year.

Product Sales in Europe increased by 20% (CER: 19%) to $10,848 million (2023: $9,029 million; 2022: $8,264 million). Sales of Oncology medicines comprised 38% of Europe Product Sales, which increased in 2024 by 23% (CER: 22%) to $4,082 million (2023: $3,332 million; 2022: $2,726 million) driven by sales of Tagrisso, Imfinzi and Lynparza.

Product Sales in the Established ROW region decreased by 3% (CER: increased by 3%) to $4,900 million (2023: $5,048 million; 2022: $5,846 million) largely driven by Oncology medicines. Japan, comprising 71% of total Established ROW Product Sales, decreased by 5% (CER: increased by 3%) to $3,489 million (2023: $3,654 million; 2022: $4,007 million), due to a decline in sales of Oncology medicine Imfinzi and Vaccines & Immune Therapies medicine Synagis. Product Sales in Canada, which contributed 19% of total Established ROW Product Sales, decreased by 3% (CER: 2%) to $937 million (2023: $967 million; 2022: $1,165 million).

2023 in brief

Product Sales increased by 2% (CER: 4%) in 2023 to $43,789 million (2022: $42,998 million) despite a decline of $3,839 million from COVID-19 medicine. Following completion of the Alexion acquisition on 21 July 2021, Rare Disease medicines generated $7,764 million in 2023, growing 10% (CER: 12%) as compared to 2022 and contributing 18% of AstraZeneca’s Total Product Sales.

Product Sales in the US increased by 4% to $17,961 million (2022: $17,254 million) driven by strong performance of Oncology, CVRM and Rare Disease medicines. Sales of Rare Disease medicines in the US increased by 9% to $4,701 million (2022: $4,324 million), representing 61% of total Rare Disease sales. This is largely driven by Product Sales of Ultomiris.

In 2023, Product Sales in Emerging Markets increased by 1% (CER: 8%) to $11,751 million (2022: $11,634 million). Excluding COVID-19 medicines, Product Sales in Emerging Markets increased by 12% (CER: 20%) in the year to $11,735 million. China sales, comprising 50% of Emerging Markets sales, increased by 2% (CER: 8%) to $5,867 million (2022: $5,740 million). This contributed to 13% of Product Sales in 2023.

Ex-China Emerging Markets Product Sales were stable at $5,884 million (increase of 8% at CER) (2022: $5,894 million). Excluding COVID-19 medicines, Product Sales in Ex-China Emerging Markets increased by 23% in the year (CER: 34%) to $5,868 million, driven by Oncology medicines and Farxiga from CVRM. Product Sales of Vaxzevria in Ex-China Emerging Markets decreased by 99% (CER: 99%) to $10 million (2022: $729 million) in the year. Product Sales of COVID-19 mAbs in Ex-China Emerging Markets decreased by 99% (CER: 99%) to $6 million (2022: $411 million) in the year.

Product Sales in Europe increased by 9% (CER: 7%) to $9,029 million (2022: $8,264 million). Sales of Rare Disease medicines comprised 17% of Europe Product Sales, which increased by 7% (CER: 5%) to $1,529 million in 2023. Oncology sales in Europe grew by 22% (CER: 20%) to $3,332 million (2022: $2,726 million) and represented 37% of Europe sales, primarily driven by sales of Tagrisso, Lynparza and Imfinzi. Excluding COVID-19 medicines, Product Sales in Europe grew by 19% (CER: 16%) to $9,015 million.

Product Sales in the Established ROW region decreased by 14% (CER: 8%) to $5,048 million (2022: $5,846 million) largely driven by the decline in Vaccines & Immune Therapies. Japan, comprising 72% of total Established ROW Product Sales, decreased by 9% (CER: 1%) to $3,654 million (2022: $4,007 million), due to the decline in sales of COVID-19 medicines, Soliris and Nexium. Product Sales in Canada, which contributed 19% of total Established ROW Product Sales, decreased by 17% (CER: 14%) to $967 million (2022: $1,165 million).

2022 in brief

Product Sales increased by 18% (CER: 24%) in 2022 to $42,998 million including Vaccines & Immune Therapies revenues. Following completion of the Alexion acquisition on 21 July 2021, Rare Disease medicines generated $7,053 million, growing 4% (CER: 10%) on a pro-rata basis, and contributed to 16% of AstraZeneca’s Total Product Sales.

Product Sales in the US increased by 44% to $17,254 million driven by strong performance of Oncology and CVRM medicines. Sales of Rare Disease medicines in the US increased to $4,324 million, representing 61% of total Rare Disease sales. This is largely driven by Product Sales of Ultomiris.

In 2022, Product Sales in Emerging Markets decreased by 4% (CER: increase of 1%) to $11,634 million. Excluding Vaxzevria, Product Sales in Emerging Markets increased by 10% (16% at CER) in the year to $10,905 million. China sales, comprising 49% of Emerging Markets sales, decreased by 4% (CER: 1%) to $5,740 million. This contributed to 13% of Product Sales in 2022.

Ex-China Emerging Markets Product Sales decreased by 4% (increase of 2% at CER) to $5,894 million. Excluding Vaxzevria sales, Product Sales in Ex-China Emerging Markets increased by 32% in the year (CER: 42%) to $5,165 million, driven by Oncology medicines and Farxiga from CVRM. Product Sales of Vaxzevria in Ex-China Emerging Markets generated $729 million in the year. Product Sales of Evusheld in Ex-China Emerging Markets generated $411 million in the year.

Product Sales in Europe increased by 9% (CER: 22%) to $8,264 million. Sales of Rare Disease medicines comprised 17% of Europe Product Sales, which decreased on a pro rata basis by 3% (CER: 9%) to $1,428 million in 2022. Oncology sales in Europe grew by 10% (CER: 23%) to $2,726 million and represented 33% of Europe sales, primarily driven by sales of Tagrisso, Lynparza and Imfinzi. Vaxzevria Product Sales contributed $365 million, amounting to 4% of total Europe Product Sales and 20% to the total Vaxzevria Product Sales in 2022. Excluding Vaxzevria, Product Sales in Europe grew by 20% (35% at CER) to $7,899 million.

Product Sales in the Established ROW region increased by 22% (CER: 40%) to $5,846 million largely driven by Soliris and Farxiga. Japan, comprising 69% of total Established ROW Product Sales, increased by 17% (CER: 39%) to $4,007 million, underpinned by sales of Vaxzevria, Evusheld and Nexium. Product Sales in Canada, which contributed 20% of total Established ROW Product Sales, increased by 51% (CER: 57%) to $1,165 million.

Sales by Region in 2024

US

Product Sales in the US increased by 21% to $21,655 million (2023: $17,961 million; 2022: $17,254 million).

Oncology

Oncology sales in the US increased by 23% to $9,510 million (2023: $7,719 million; 2022: $6,484 million).

Tagrisso sales in the US increased by 21% to $2,763 million (2023: $2,276 million; 2022: $2,007 million). This reflected continued demand growth in both the adjuvant and 1st-line settings and, early launch momentum in Stage III unresectable disease (LAURA), with some additional favourability coming from improved affordability.

Imfinzi sales in the US increased by 20% to $2,603 million (2023: $2,317 million; 2022: $1,552 million), benefitting from continued demand growth driven primarily by HCC and extensive-stage SCLC. The increase also reflected early growth signals from launches in early NSCLC (AEGEAN) and limited-stage SCLC (ADRIATIC).

Calquence sales in the US increased 21% to $2,190 million (2023: $1,815 million; 2022: $1,657 million), as a result of growth driven by a leading share of new patient starts in front-line CLL despite increased competitive pressure, with some additional favourability coming from improved affordability.

Lynparza sales in the US increased by 6% to $1,332 million (2023: $1,254 million; 2022: $1,226 million) as a result of continued leadership within competitive PARP inhibitor class, with demand growth across all indications, with additional favourability coming from improved affordability.

Truqap sales in the US were $408 million (2023: $6 million; 2022: $nil), as a result of strong demand growth with uptake in biomarker altered subgroup of HR+HER2- metastatic breast cancer (CAPItello-291), as well as some benefit due to one-off launch stocking of blister pack.

Imjudo sales in the US increased by 23% to $180 million (2023: $146 million; 2022: $13 million), reflecting continued demand growth.

CVRM

CVRM sales in the US increased by 12% to $3,075 million (2023: $2,752 million; 2022: $2,479 million).

Farxiga sales in the US grew by 21% to $1,750 million (2023: $1,451 million; 2022: $1,071 million), as a result of growth driven by the underlying demand in HFrEF and CKD, as well as the launch of an authorised generic in the first quarter of 2024.

Brilinta sales in the US increased by 1% to $751 million (2023: $744 million; 2022: $744 million).

Crestor sales in the US decreased by 16% to $46 million (2023: $55 million; 2022: $65 million).

Lokelma sales in the US increased by 20% to $256 million (2023: $214 million; 2022: $170 million).

Wainua sales in the US amounted to $85 million (2023: $nil; 2022: $nil), reflecting strong launch momentum.

Andexxa sales in the US increased by 7% to $81 million (2023: $75 million; 2022: $77 million).

Respiratory & Immunology

Respiratory & Immunology sales in the US increased by 34% to $3,416 million (2023: $2,547 million; 2022: $2,655 million).

Symbicort sales in the US increased by 63% to $1,187 million (2023: $726 million; 2022: $973 million) due to continued strong demand for the authorised generic and a favourable channel mix.

Fasenra sales in the US increased by 6% to $1,049 million (2023: $992 million; 2022: $906 million), benefiting from sustained double-digit volume growth, partially offset by channel mix.

Breztri sales in the US increased by 35% to $516 million (2023: $383 million; 2022: $239 million), following consistent share growth within the expanding FDC triple class.

Saphnelo sales in the US increased by 63% to $425 million (2023: $260 million; 2022: $111 million) as a result of demand acceleration.

Airsupra sales in the US increased to $66 million (2023: $nil; 2022: $nil) as a result of strong launch momentum and volume uptake.

Vaccines & Immune Therapies

Vaccines & Immune Therapies in the US increased to $280 million (2023: $109 million; 2022: $1,168 million).

Beyfortus sales in the US were $232 million (2023: $87 million; 2022: $nil), as a result of AstraZeneca’s sales of manufactured Beyfortus product to Sanofi, reflecting increased demand and expanded production capacity.

COVID-19 mAbs sales in the US were $28 million (2023: $nil; 2022: $1,067 million).

Rare Disease

Rare Disease sales in the US increased by 12% to $5,263 million (2023: $4,701 million; 2022: $4,324 million).

Ultomiris sales in the US increased by 29% to $2,261 million (2023: $1,750 million; 2022: $1,136 million), as a result of strong growth in patient demand in gMG (CHAMPION-MG) and NMOSD (CHAMPION-NMOSD), both new-to-branded medicines, as well as continued conversion from Soliris.

Soliris sales in the US decreased by 12% to $1,523 million (2023: $1,734 million; 2022: $2,180 million), driven by successful conversion of Soliris patients to Ultomiris.

Strensiq sales in the US increased by 25% to $1,167 million (2023: $937 million; 2022: $769 million) resulting from strong patient demand.

Koselugo sales in the US increased by 9% to $212 million (2023: $195 million; 2022: $162 million) driven by strong patient demand.

Kanuma sales in the US increased by 17% to $100 million (2023: $85 million; 2022: $77 million).

Other

Other medicines sales in the US decreased by 17% to $111 million (2023: $133 million; 2022: $144 million).

Nexium sales in the US decreased by 16% to $96 million (2023: $115 million; 2022: $120 million) due to generic competition.

Emerging Markets

Product Sales in Emerging Markets increased by 15% (CER: 23%) to $13,535 million (2023: $11,751 million; 2022: $11,634 million).

Oncology

Oncology sales in Emerging Markets increased by 18% (CER: 28%) to $4,502 million (2023: $3,828 million; 2022: $3,537 million).

Tagrisso sales in Emerging Markets increased by 8% (CER: 16%) to $1,755 million (2023: $1,621 million; 2022: $1,567 million) as a result of encouraging demand growth, partially offset by year-end hospital budget dynamics in China during the fourth quarter of 2024.

Imfinzi sales in Emerging Markets increased by 35% (CER: 59%) to $479 million (2023: $360 million; 2022: $287 million) as a result of strong demand growth driven across all approved indications, in particular BTC.

Calquence sales in Emerging Markets increased by 56% (CER: 79%) to $153 million (2023: $98 million; 2022: $45 million).

Lynparza sales in Emerging Markets increased by 21% (CER: 30%) to $655 million (2023: $542 million; 2022: $488 million), due to volume growth in China from increased share following inclusion of HRD-positive ovarian cancer (PAOLA-1) on NRDL with no price reduction effective 1 January 2024.

Enhertu sales in Emerging Markets increased to $350 million (2023: $169 million; 2022: $51 million), as a result of increased demand growth following Q1 2024 launch in HER2-positive and HER2-low metastatic breast cancer in China with some stock compensation in Q4 2024 due to NRDL enlistment.

Zoladex sales in Emerging Markets increased by 16% (CER: 23%) to $795 million (2023: $687 million; 2022: $657 million) driven by strong underlying growth in China.

Orpathys sales in Emerging Markets decreased by 1% (CER: increased by 1%) to $44 million (2023: $44 million; 2022: $33 million), impacted by demand in China for the treatment of patients with NSCLC with MET exon 14 skipping alterations.

CVRM

CVRM sales in Emerging Markets increased by 16% (CER: 22%) to $5,339 million (2023: $4,586 million; 2022: $4,119 million).

Forxiga sales in Emerging Markets increased by 29% (CER: 35%) to $2,853 million (2023: $2,211 million; 2022: $1,665 million) due to increased reimbursement in ex-China Emerging Markets supporting growth despite entry of generic competition in some markets. Q4 2024 sales in China impacted by year end hospital budget dynamics.

Brilinta sales in Emerging Markets increased by 3% (CER: 10%) to $294 million (2023: $285 million; 2022: $286 million) reflecting continued sales growth.

Crestor sales in Emerging Markets increased by 8% (CER: 12%) to $934 million (2023: $862 million; 2022: $794 million), reflecting continued sales growth.

Seloken sales in Emerging Markets decreased by 5% (stable at CER) to $589 million (2023: $621 million; 2022: $839 million).

Sales of roxadustat in Emerging Markets increased by 22% (CER: 24%) to $331 million (2023: $271 million; 2022: $197 million), benefitting from continued patient and volume growth.

Sales of Lokelma in Emerging Markets increased by 73% (CER: 79%) to $86 million (2023: $50 million; 2022: $20 million) reflecting strong demand growth.

Respiratory & Immunology

Respiratory & Immunology sales in Emerging Markets increased by 7% (CER: 13%) to $1,897 million (2023: $1,771 million; 2022: $1,443 million).

Symbicort sales in Emerging Markets increased by 7% (CER: 16%) to $805 million in the year (2023: $753 million; 2022: $608 million), as a result of sustained demand growth across markets in Ex-China regions, partially offset by reduced demand in the fourth quarter in 2024 in China impacted by low rates of respiratory viral infections.

Fasenra sales in Emerging Markets increased by 44% (CER: 55%) to $92 million (2023: $64 million; 2022: $43 million) due to continued strong demand growth driven by launch acceleration across key markets.

Pulmicort sales in Emerging Markets decreased by 1% (CER: increased by 3%) to $568 million (2023: $575 million; 2022: $462 million) largely as a result of lower seasonal respiratory viral infections in China during the fourth quarter of 2024.

Breztri sales in Emerging Markets increased by 52% (CER: 57%) to $245 million (2023: $161 million; 2022: $92 million) as a result of further expansion in additional geographies while maintaining market share leadership in China with strong FDC triple class penetration, partially offset by low rates of respiratory viral infections in China in the fourth quarter.

Vaccines & Immune Therapies

Vaccines & Immune Therapies in Emerging Markets increased by 1% (CER: 9%) to $213 million (2023: $212 million; 2022: $1,316 million).

Synagis sales in Emerging Markets increased by 8% (CER: 17%) to $210 million (2023: $195 million; 2022: $173 million).

Rare Disease

Rare Disease sales in Emerging Markets increased by 36% (CER: 63%) to $849 million (2023: $623 million; 2022: $431 million).

Ultomiris sales in the Emerging Markets increased to $141 million (2023: $71 million; 2022: $38 million) as a result of continued growth in patient demand and expansion into new markets.

Soliris sales in the Emerging Markets increased by 4% (CER: 34%) to $443 million (2023: $424 million; 2022: $301 million) as a result of increased patient demand.

Strensiq sales in the Emerging Markets increased by 33% (CER: 43%) to $54 million (2023: $40 million; 2022: $35 million) as a result of favourable timing of tender orders in the fourth quarter.

Koselugo sales in the Emerging Markets increased to $177 million (2023: $59 million; 2022: $26 million), as a result of growing demand following new approvals and reimbursements, as well as the favourable timing of tender orders in the fourth quarter of 2024.

Kanuma sales in the Emerging Markets increased by 19% (CER: 28%) to $34 million (2023: $29 million; 2022: $31 million).

Other

Other medicines sales in Emerging Markets increased by 1% (CER: 8%) to $735 million (2023: $731 million; 2022: $788 million).

Nexium sales in Emerging Markets increased by 2% (CER: 11%) to $591 million (2023: $578 million; 2022: $568 million).

Europe

Product Sales in Europe increased by 20% (CER: 19%) to $10,848 million (2023: $9,029 million; 2022: $8,264 million).

Oncology

Oncology sales in Europe increased by 23% (CER: 22%) to $4,082 million (2023: $3,332 million; 2022: $2,726 million).

Tagrisso sales in Europe increased by 16% (CER: 15%) to $1,301 million (2023: $1,120 million; 2022: $1,023 million), driven by continued demand growth across adjuvant and 1st-line settings.

Imfinzi sales in Europe increased by 28% (CER: 27%) to $948 million (2023: $758 million; 2022: $544 million), due to growth driven by share gains in extensive-stage SCLC as well as new launches in HCC, BTC and NSCLC.

Calquence sales in Europe increased by 33% (CER: 32%) to $656 million (2023: $493 million; 2022: $286 million) as a result of strong growth in front-line CLL while maintaining share of 1L new patient starts in a competitive environment.

Lynparza sales in Europe increased by 13% (CER: 12%) to $832 million (2023: $734 million; 2022: $655 million), as a result of growth driven by increased market share and additional launches in early breast cancer (OlympiA) and metastatic prostate cancer (PROpel).

Enhertu sales in Europe increased to $126 million (2023: $60 million; 2022: $21 million) as a result of continued growth driven by increasing adoption in HER2-positive and HER2-low metastatic breast cancer.

Zoladex sales in Europe increased by 12% (CER: 10%) to $148 million (2023: $133 million; 2022: $133 million).

CVRM

CVRM sales in Europe increased by 31% (CER: 30%) to $3,270 million (2023: $2,503 million; 2022: $1,906 million).

Forxiga sales in Europe increased by 40% (CER: 39%) to $2,634 million (2023: $1,881 million; 2022: $1,297 million) due to continued strong class growth and market share gains.

Brilique sales in Europe decreased by 1% (CER: 2%) to $268 million (2023: $271 million; 2022: $282 million).

Lokelma sales in Europe increased by 59% (CER: 58%) to $92 million (2023: $58 million; 2022: $30 million).

Andexxa sales in Europe increased by 30% (CER: 28%) to $80 million (2023: $62 million; 2022: $41 million).

Respiratory & Immunology

Respiratory & Immunology sales in Europe increased by 22% (CER: 21%) to $1,416 million (2023: $1,164 million; 2022: $1,054 million).

Symbicort sales in Europe increased by 2% (CER: 1%) to $559 million (2023: $549 million; 2022: $582 million) due to continued growth in some markets within mild asthma, partially offset by generic erosion and a slowing overall market.

Fasenra sales in Europe increased by 14% (CER: 13%) to $404 million (2023: $355 million; 2022: $305 million), benefiting from sustained leadership in severe eosinophilic asthma.

Pulmicort sales in Europe increased by 5% (CER: 3%) to $71 million (2023: $68 million; 2022: $69 million).

Tezspire sales in Europe increased to $156 million (2023: $48 million; 2022: $2 million) as a result of achieving and maintaining new-to-brand leadership across multiple markets, while new launches continue to progress.

Trixeo sales in Europe increased by 78% (CER: 77%) to $143 million (2023: $81 million; 2022: $33 million) as a result of sustained growth across markets driven by new launches.

Vaccines & Immune Therapies

Vaccines & Immune Therapies sales in Europe increased by 3% (CER: 1%) to $409 million (2023: $396 million; 2022: $1,027 million).

Synagis sales in Europe decreased by 34% (CER: 35%) to $116 million (2023: $175 million; 2022: $213 million), due to decreased demand following rapid adoption of Beyfortus.

Beyfortus sales in Europe increased to $84 million (2023: $19 million; 2022: $nil) as a result of increased demand.

FluMist sales in Europe increased by 8% (CER: 4%) to $204 million (2023: $188 million; 2022: $151 million) as a result of continued demand growth and an earlier start in the 2024 flu season compared to the prior year.

COVID-19 mAbs sales in Europe decreased to $3 million (2023: $12 million; 2022: $298 million).

Rare Disease

Rare Disease sales in Europe increased by 3% (CER: 2%) to $1,568 million (2023: $1,529 million; 2022: $1,428 million).

Ultomiris sales in Europe increased by 32% (CER: 31%) to $884 million (2023: $668 million; 2022: $481 million), as result of strong demand growth following recent launches, particularly from neurology indications, and ongoing conversion from Soliris.

Soliris sales in Europe decreased by 38% (CER: 38%) to $416 million (2023: $670 million; 2022: $805 million) due to decline driven by biosimilar erosion in PNH and aHUS, and continued successful conversion from Soliris to Ultomiris.

Strensiq sales in Europe increased by 11% (CER: 10%) to $99 million (2023: $89 million; 2022: $78 million), as a result of strong patient demand.

Koselugo sales in Europe increased by 93% (CER: 92%) to $103 million (2023: $53 million; 2022: $20 million) driven by patient demand.

Kanuma sales in Europe increased by 35% (CER: 35%) to $66 million (2023: $49 million; 2022: $44 million), as a result of continued demand growth.

Other

Other medicines sales in Europe decreased by 2% (CER: 3%) to $103 million (2023: $105 million; 2022: $123 million).

Nexium sales in Europe increased by 13% (CER: 11%) to $60 million (2023: $53 million; 2022: $46 million).

Established ROW

Product Sales in the Established ROW region decreased by 3% (CER: increased by 3%) to $4,900 million (2023: $5,048 million; 2022: $5,846 million).

Oncology

Oncology sales in the Established ROW region decreased by 4% (CER: increased by 2%) to $2,181 million (2023: $2,266 million; 2022: $1,884 million). Oncology sales in Japan decreased by 9% (CER: 2%) to $1,641 million (2023: $1,804 million; 2022: $1,501 million).

Tagrisso sales in the Established ROW region decreased by 3% (CER: increased by 4%) to $761 million (2023: $782 million; 2022: $847 million) due to strong demand growth in 1st-line settings with year-over-year comparisons reflecting a price reduction in Japan in June 2023. In Japan, sales of Tagrisso decreased by 5% (CER: increased by 3%) to $609 million in the year (2023: $639 million; 2022: $695 million).

Imfinzi sales in the Established ROW region decreased by 8% (CER: 2%) to $687 million (2023: $802 million; 2022: $401 million) as a result of increased demand in GI indications, offset by 25% and 11% mandatory price reductions in Japan effective from 1 February 2024 and 1 August 2024 respectively. In Japan, sales of Imfinzi decreased by 11% (CER: 3%) to $591 million (2023: $714 million; 2022: $329 million).

Calquence sales in the Established ROW region increased by 20% (CER: 22%) to $130 million (2023: $108 million; 2022: $69 million). Calquence sales in Japan increased by 53% (CER: 64%) to $31 million (2023: $20 million; 2022: $7 million).

Lynparza sales in the Established ROW region decreased by 10% (CER: 5%) to $253 million (2023: $281 million; 2022: $269 million) reflecting a 7.7% price reduction in Japan in November 2023 despite maintained PARP class leadership. Lynparza sales in Japan decreased by 16% (CER: 9%) $176 million (2023: $210 million; 2022: $203 million).

Enhertu sales in the Established ROW region increased to $69 million (2023: $32 million; 2022: $7 million).

Zoladex sales in the Established ROW region decreased by 16% (CER: 12%) to $99 million (2023: $118 million; 2022: $122 million) due to reduced uptake in Japan. In Japan, Zoladex sales decreased by 26% (CER: 20%) to $62 million (2023: $83 million, 2022: $107 million).

Imjudo sales in the Established ROW region decreased by 5% (CER: increased by 2%) to $49 million (2023: $52 million; 2022: $nil).

CVRM

CVRM sales in the Established ROW region increased by 3% (CER: 9%) to $764 million (2023: $744 million; 2022: $684 million).

Forxiga sales in the Established ROW region was stable (CER: increased by 6%) at $419 million (2023: $420 million; 2022: $348 million) as a result of continued demand growth partially offset by generic competition in Canada. Japan sales increased by 15% (CER: 25%) to $343 million (2023: $298 million; 2022: $215 million).

Crestor sales in the Established ROW region decreased by 2% (CER: increased by 5%) to $136 million (2023: $138 million; 2022: $148 million) with growth in Japan sales of 2% (CER: 10%) to $107 million (2023: $105 million; 2022: $114 million).

Lokelma sales in the Established ROW region increased by 20% (CER: 29%) to $108 million (2023: $90 million; 2022: $69 million) driven by strong demand growth. Sales in Japan increased by 20% (CER: 29%) to $106 million in the year (2023: $88 million; 2022: $67 million).

Andexxa sales in the Established ROW region increased by 22% (CER: 31%) to $55 million (2023: $45 million; 2022: $32 million). Sales in Japan increased by 24% (CER: 33%) to $55 million in the year (2023: $44 million; 2022: $33 million).

Respiratory & Immunology

Respiratory & Immunology sales in the Established ROW region increased by 10% (CER: 14%) to $687 million (2023: $625 million; 2022: $613 million). Respiratory & Immunology sales in Japan increased by 8% (CER: 17%) to $261 million (2023: $241 million; 2022: $222 million) in the year.

Symbicort sales in the Established ROW region decreased by 2% (stable at CER) to $328 million (2023: $334 million; 2022: $375 million). Sales in Japan decreased by 27% (CER: 21%) to $47 million (2023: $65 million; 2022: $81 million) due to continued generic erosion.

Fasenra sales in the Established ROW region increased by 1% (CER: 6%) to $144 million (2023: $142 million; 2022: $142 million) due to maintaining class leadership in a broadly stable market in Japan. Sales in Japan decreased by 4% (CER: increased by 3%) to $78 million (2023: $82 million; 2022: $88 million) in the year.

Breztri sales in the Established ROW region increased by 41% (CER: 47%) $74 million (2023: $52 million; 2022: $34 million) which is largely due to increased market share in Japan. Sales in Japan increased by 20% (CER: 29%) to $45 million (2023: $37 million; 2022: $31 million).

Tezspire sales in the Established ROW region increased to $81 million (2023: $37 million; 2022: $2 million) driven by sustained market share growth in Japan and other major geographies alongside continued launches. Sales in Japan increased to $63 million (2023: $30 million; 2022: $2 million).

Vaccines & Immune Therapies

Vaccines & Immune Therapies sales in the Established ROW region decreased by 47% (CER: 44%) to $156 million (2023: $295 million; 2022: $1,225 million). Vaccines & Immune Therapies sales in Japan decreased by 41% (CER: 37%) to $138 million (2023: $234 million; 2022: $756 million) in the year.

Synagis sales in the Established ROW region decreased by 27% (CER: 22%) to $129 million (2023: $177 million; 2022: $191 million) due to rapid adoption of Beyfortus. Sales in Japan decreased by 23% (CER: 17%) to $116 million (2023: $150 million; 2022: $162 million).

Rare Disease

Rare Disease sales in the Established ROW region increased by 8% (CER: 15%) to $988 million (2023: $911 million; 2022: $870 million). Rare Disease sales in Japan increased by 10% (CER: 19%) to $744 million (2023: $675 million; 2022: $578 million).

Ultomiris sales in the Established ROW region increased by 34% (CER: 43%) to $638 million (2023: $476 million; 2022: $310 million) driven by continued conversion from Soliris and strong demand following new launches. Sales in Japan increased by 24% (CER: 34%) to $548 million (2023: $441 million; 2022: $285 million).

Soliris sales in the Established ROW region decreased by 35% (CER: 32%) to $206 million (2023: $317 million; 2022: $476 million) driven by successful conversion from Soliris to Ultomiris. Soliris sales in Japan decreased by 44% (CER: 39%) to $75 million (2023: $133 million; 2022: $224 million).

Strensiq sales in the Established ROW region increased by 12% (CER: 18%) to $96 million (2023: $86 million; 2022: $76 million) driven by strong patient demand. Sales in Japan increased by 12% (CER: 20%) to $82 million (2023: $74 million; 2022: $66 million).

Koselugo sales in the Established ROW region increased by 62% (CER: 73%) to $39 million (2023: $24 million; 2022: $nil) driven by strong patient demand. Sales in Japan increased by 51% (CER: 64%) to $35 million (2023: $23 million; 2022: $nil).

Other

Other medicines sales in the Established ROW region decreased by 40% (CER: 36%) to $124 million (2023: $207 million; 2022: $570 million). Sales in Japan decreased by 48% (CER: 43%) to $82 million (2023: $156 million; 2022: $507 million).

Nexium sales in the Established ROW region decreased by 40% (CER: 36%) to $120 million (2023: $199 million; 2022: $551 million) due to the impact of generic competition. Sales in Japan decreased by 48% (CER: 43%) to $78 million (2023: $150 million; 2022: $497 million).

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

Throughout 2017 to 2024, AstraZeneca, through a distributor, sponsored health care provider education programs in Iran, including for employees of hospitals owned or controlled by the Iranian Ministry of Health.

For the year ended December 31, 2024, the Company’s gross revenues and net profits attributable to the above-mentioned Iranian activities were $35 million and $17 million respectively. For the same period, AstraZeneca’s gross revenues and net profits were $54.1 billion and $7.0 billion, respectively. Accordingly, the gross revenues and net profits attributable to the above-mentioned Iranian activities amounted to approximately 0.06% of AstraZeneca’s gross revenues and approximately 0.24% of its net profits.

At the time of publication, the management of AstraZeneca does not anticipate any change in its activities in Iran that would result in a material impact on AstraZeneca.

C.       Organizational Structure

The information (including tabular data) set forth under the headings “Additional Information—Directors’ Report—Subsidiaries and principal activities” and “—Branches and countries in which the Group conducts business” on page 230 and “Financial Statements—Group Subsidiaries and Holdings” on pages 214 to 218, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

D.       Property, Plant and Equipment

Please see the information below under the heading Item 5—“Operating and Financial Review and Prospects—Operating Results—2024 compared with 2023”. The information (including tabular data) set forth under the headings “Strategic Report—Business Review—Science and Innovation—Research and Development” on pages 34 to 35, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Operations” on page 41, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Business conduct—Supplier management” on page 43, “Strategic Report—Business Review—Growth and Therapy Area Leadership—IT and IS resources” on page 44, “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on page 169, “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets—Environmental costs and liabilities” on page 204, and “Financial Statements—Notes to the Group Financial Statements—Note 8—Leases” on pages 170 to 171, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

Substantially all of the Group’s properties are held freehold, free of material encumbrances and are fit for their purpose. For more information, please refer to “Financial Statements—Notes to the Group Financial Statements—Note 7—Property, plant and equipment” on page 169 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Our Strategy and Key Performance Indicators” on pages 12 to 15, “Financial Statements— Notes to the Group Financial Statements—Note 1—Revenue—Product Sales” on page 160, “Financial Statements—Notes to the Group Financial Statements—Note 28—Financial risk management objectives and policies” on pages 194 to 201, and “Additional Information—Important information for readers of this Annual Report” on page 244, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference. The information contained herein under Item 8—“Summarized financial information for guarantee of securities of subsidiaries” is incorporated by reference. Please also see the information above under the heading Item 4.B—“Information on the Company—Business Overview—Geographical Review”.

A.       Operating Results

2024 compared with 2023

The information set forth under the heading “Strategic Report—Financial Review” on pages 67 to 84 (excluding the information set forth under the subheadings “Full year 2025: additional commentary” and “Currency impact” on page 81) of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated herein by reference.

2023 compared with 2022

The information set forth under the heading “Strategic Report—Financial Review” on pages 58 to 74 (excluding the information set forth under the subheadings “Full year 2024: additional commentary” and “Currency impact” on page 71) of AstraZeneca’s “Annual Report and Form 20-F Information 2023” included as exhibit 15.1 to the Form 20-F dated February 20, 2024 is incorporated herein by reference.

B.       Liquidity and capital resources

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Cash flow and liquidity - for the year ended 31 December 2024” and “—Summary cash flows” on page 77, “Strategic Report—Financial Review—Financial position – 31 December 2024” on pages 79 to 81, “Strategic Report—Financial Review—Capitalisation and shareholder return” on page 81, “Financial Statements—Notes to the Group Financial Statements—Note 19—Interest-bearing loans and borrowings” on pages 179 to 181, “Financial Statements—Notes to the Group Financial Statements—Note 13—Derivative financial instruments” on page 177, “Financial Statements—Notes to the Group Financial Statements—Note 23—Reserves” on page 191, “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 203 to 212, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

We consider the Group’s working capital to be sufficient for its present requirements.

C.       Research and development and Patent protection and licenses

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Business Review—Science and Innovation—Research and Development” on pages 34 to 35, “Strategic Report—Business Review—Science and Innovation—Development pipeline overview” on page 36, “Strategic Report—Business Review—Science and Innovation—Sustainable innovation—Intellectual property” on page 37, and “Strategic Report—Business Review—People and Sustainability—Patent protection and access” on page 52, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference. Please also see the information above under the headings Item 4.B—“Information on the Company— Business Overview—Development Pipeline as at February 6, 2025” and “—Patent Expiries of Key Marketed Products as at February 6, 2025”.

D.       Trend information

The information set forth in the introductory paragraph under the heading “Strategic Report—Financial Review” on page 67 and the information (including graphs and tabular data) set forth under the headings “Strategic Report—Our Strategy and Key Performance Indicators” on pages 12 to 15, “Strategic Report—Financial Review—Measuring performance” on page 69, “Financial Statements— Notes to the Group Financial Statements—Note 1—Revenue—Product Sales” on page 160, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

E.       Critical Accounting Estimates

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Critical accounting policies and estimates” on page 82, “Financial Statements—Group Accounting Policies” on page 152 to 159 and “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 203 to 212, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The information (including tabular data) set forth under the headings “Corporate Governance—Board of Directors as at 6 February 2025” on pages 88 to 89, and “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 136, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

In addition to the Board of Directors, the Senior Executive Team, or “SET”, is the body through which the CEO exercises the authority delegated to him by the Board. The CEO leads the SET and has executive responsibility for the management, development and performance of the business. The CEO, CFO and SET also take the lead in developing the strategy for review, constructive challenge and approval by the Board as part of the annual strategy review process. The information set forth under the heading “Corporate Governance—Senior Executive Team (SET) as at 6 February 2025” on page 90 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

On February 18, 2025, the Company announced that Karen Knudsen, a globally-recognised cancer scientist and executive leader, will be proposed for election as a Non-Executive Director at the Company’s Annual General Meeting on April 11, 2025 (the “2025 AGM”). Karen will become a member of the Science Committee and the Sustainability Committee if elected to the Board. At the same time, the Company also announced that current Non-Executive Directors Deborah DiSanzo and Andreas Rummelt will not stand for re-election and will retire from the Board at the end of the at the 2025 AGM and that the Board has appointed Diana Layfield, Non-Executive Director, as a member of the Remuneration Committee with effect from May 1, 2025.

Senior Executive Team (SET) Biographies as at 6 February 2025

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

Marc Dunoyer – CEO, Alexion and Chief Strategy Officer, AstraZeneca

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

Marc is a member of the Boards of JCR Pharmaceuticals and Cellectis.

David Fredrickson – Executive Vice-President, Oncology Haematology Business Unit

Dave was appointed Executive Vice-President, Oncology Business Unit in October 2017 and is responsible for driving growth and maximising the commercial performance of the AstraZeneca global Oncology Haematology portfolio. He has global accountability for marketing, sales, medical affairs and market access in Oncology and plays a critical leadership role in setting the Oncology portfolio and product strategy. Previously, Dave served as President of AstraZeneca K.K. in Japan, and Vice-President, Specialty Care in the United States. While in Japan, Dave also served as Vice Chairman of the European Federation of Pharmaceutical Industries and Associations Japan and was a Director of the Japan Pharmaceutical Manufacturers Association. Before joining AstraZeneca, Dave worked at Roche/Genentech, where he served in several functions and leadership positions, including Oncology Business Unit Manager in Spain, and strategy, marketing and sales roles in the United States. Prior to this, Dave worked at the Monitor Group, LLC (now Monitor Deloitte Group, LLC), a global strategy consultancy. Dave is a graduate of Georgetown University in Washington DC.

Dave was appointed to the Board of Directors of Caris Life Sciences in August 2024.

Susan Galbraith - Executive Vice-President, Oncology Haematology R&D

Susan was appointed as Executive Vice-President, Oncology R&D in July 2021, with responsibility for transforming the productivity and scientific output from Oncology R&D. Over her career, Susan has helped develop 12 approved medicines. A Clinical Oncologist by background, Susan studied medicine at Manchester and Cambridge Universities and has a PhD from the University of London. In recognition of her contributions to Oncology drug development, she has been awarded an honorary Doctorate of Medical Science from the Institute of Cancer Research (ICR), is a Fellow of the Academy of Medical Sciences and elected to the Academy of the American Association for Cancer Research (AACR). Susan is a member of the Cambridge Cancer Centre Executive Committee and the Scientific Advisory Board of the ICR. From 2021 to 2024 she served on the Board of Directors of the AACR and currently serves on the European Association of Cancer Research (EACR) Advisory Council.

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

Iskra Reic – Executive Vice-President, International

Iskra was appointed as Executive Vice-President, International in December 2024. She is responsible for overall strategy and driving sustainable growth across the International region, which includes China, Asian and Eurasian markets, Middle East & Africa, Latin America, Australia & New Zealand. Prior to this role, Iskra held the role of EVP, Vaccines & Immune Therapies, where she was responsible for both the early and late-stage development of the Unit’s pipeline and portfolio, including COVID-19 and RSV vaccines and monoclonal antibodies, strategic partnerships and acquisitions, medical affairs and commercial operations. Iskra has served on AstraZeneca’s Senior Executive Team since 2017 when she was EVP for Europe & Canada. She has also held senior roles across Central & Eastern Europe, Middle East and Africa, and Eurasia. Iskra has a PhD in Strategy and Leadership and an International Executive MBA in Business and Leadership from the IEDC-Bled School of Management, Slovenia. She also holds a DMD from the Medical University of Zagreb.

Iskra was appointed as a non-executive director of the Board of Directors of myTomorrows in July 2024. She is also a member of the Steering Committee of the Partnership for Health System Sustainability and Resilience.

B.       Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report” on pages 112 to 115, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—5. Remuneration” on page 93, “Strategic Report—Our Strategy and Key Performance Indicators—Our Key Performance Indicators and remuneration” on page 12, “Financial Statements—Notes to the Group Financial Statements—Note 22—Post-retirement pension and other defined benefit schemes” on pages 184 to 191, “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” on pages 201 to 203 and “Financial Statements—Notes to the Group Financial Statements—Note 31—Statutory and other information—Key management personnel compensation”, on page 213, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

C.       Board Practices

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Corporate Governance Overview” on page 87, “Corporate Governance—Board of Directors as at 6 February 2025” on pages 88 to 89, “Corporate Governance—Senior Executive Team (SET) as at 6 February 2025” on page 90, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—1. Board leadership and Company purpose” on page 91, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—2. Division of responsibilities” on pages 91 to 92, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—5. Remuneration” on page 93, “Corporate Governance—Sustainability Committee Report” on page 103, “Corporate Governance—Compliance with the UK Corporate Governance Code—Further information on risk management and controls—Global Compliance and GIA” on page 93, “Corporate Governance—Nomination and Governance Committee Report” on pages 100 to 101, “Corporate Governance—Science Committee Report” on page 102, “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 136, “Corporate Governance—Directors’ Remuneration Report—Remuneration at a glance—Looking ahead—Executive Directors’ remuneration for 2025” on page 116, “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration—Executive Directors’ remuneration” on pages 119 to 127, “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration—Non-Executive Directors’ remuneration” on page 128 and “Corporate Governance—Audit Committee Report” on pages 104 to 111, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

Please also see the information above under the heading Item 6.A—“Directors and Senior Management—Senior Executive Team (SET) Biographies”.

D.       Employees

The information set forth under the headings “Strategic Report—Business Review—Science and Innovation—Research and Development” on pages 34 to 35, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Summary and performance indicators” on page 39, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Business conduct” on pages 42 to 43, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Operations” on page 41, “Strategic Report—Business Review—Growth and Therapy Area Leadership—IT and IS resources” on page 44, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Business development” on page 46, “Strategic Report—Business Review—People and Sustainability—Summary and performance indicators” on page 47, “Strategic Report—Business Review—People and Sustainability—People” and “—Talent attraction and retention” on pages 48 to 50 and “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” (including the tabular data) on pages 201 to 203, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

E.       Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” on pages 201 to 203, and “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration—Directors’ shareholdings” on pages 129 to 131, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

Directors’ and SET shareholdings

At January 31, 2025, the total amount of the Company’s voting securities owned by Directors of the Company and SET members was:

Title of class	Amount owned	Percentage of class
Ordinary Shares	583,895.00	0.038%

Options to purchase securities from registrant or subsidiaries

At January 31, 2025, options outstanding to subscribe for Ordinary Shares were:

Number of shares	Subscription price (pence)	Normal expiry date
1,134,487	5833 - 10441	2024 - 2030

The weighted average subscription price of options outstanding at January 31, 2025 was 8825 pence. All options were granted under Company employee share schemes. None of the options included in the table above have been granted to SET members. During 2024, no options were held by Directors. During the period January 1, 2025 to January 31, 2025, no Director was granted or exercised any options.

F.       Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The information set forth under the heading “Additional Information—Directors’ Report—Major shareholdings” (including tabular data) on page 231 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

At January 31, 2025, the proportion of Ordinary Shares represented by ADSs was 19.2% of the issued share capital of the Company. At January 31, 2025, there were 63,231 registered holders of Ordinary Shares, of which 595 were based in the United States and there were 1,502 record holders of ADRs, of which 1,484 were based in the United States.

The Company received notification pursuant to the Disclosure Guidance and Transparency Rules (DTR 5) that on the 29 January 2025, The Capital Group Companies, Inc. interest had decreased to 77,477,644 ordinary shares (4.997% of issued share capital), including 15,953,078 ordinary shares represented by ADRs.

B.       Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 31—Statutory and other information—Related party transactions” on page 213, “Additional Information—Shareholder information—Related party transactions” on page 228, “Additional Information—Shareholder information—Issued share capital, shareholdings and share prices” on page 229 and “Additional Information—Directors’ Report—Major shareholdings” on page 231, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18—“Financial Statements.” The information (including graphs and tabular data) set forth under the headings “Additional Information—Shareholder information” on pages 228 to 229, “Strategic Report—Financial Review—Dividend and share repurchases” on page 81 and “Additional Information—Directors’ Report—Distributions to shareholders – dividends for 2024” on page 231, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

Summarized financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC (“AstraZeneca Finance”) is the issuer of 1.200% Notes due 2026, 4.800% Notes due 2027, 1.750% Notes due 2028, 4.875% Notes due 2028, 4.850% Notes due 2029, 4.900% Notes due 2030, 2.250% Notes due 2031, 4.900% Notes due 2031, 4.875% Notes due 2033 and 5.000% Notes due 2034 (the “AstraZeneca Finance Notes”). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees by AstraZeneca PLC is full and unconditional and joint and several.

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

Obligor group summarised Statement of Comprehensive Income

	FY 2024	FY 2023
	$m	$m
Total Revenue	—	—
Gross profit	—	—
Operating loss	(34)	(34)
Loss for the period	(1,182)	(976)
Transactions with subsidiaries that are not issuers or guarantors	1,661	15,660

Obligor group summarised Statement of Financial Position information

	At 31 Dec 2024	At 31 Dec 2023
	$m	$m
Current assets	54	5
Non-current assets	—	—
Current liabilities	2,347	(4,856)
Non-current liabilities	26,603	(22,239)
Amounts due from subsidiaries that are not issuers or guarantors	18,272	18,421
Amounts due to subsidiaries that are not issuers or guarantors	—	—

Developments in Legal Proceedings

For information in respect of material legal proceedings in which AstraZeneca is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 203 to 212 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 and is incorporated by reference.

The information set forth in the final paragraph under the heading “Strategic Report—Business Review—Growth and Therapy Area Leadership—Our regions” on page 39 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

B.       Significant Changes

Please see the information set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 32—Subsequent events” on page 213 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 and is incorporated by reference.

ITEM 9. THE OFFER AND LISTING

A.        Offer and Listing Details

The information (including tabular data) set forth under the heading “Additional Information—Shareholder information” on pages 228 to 229 and “Additional Information—Shareholder information—Ordinary Shares in issue” on page 229 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

The corresponding trading symbol is “AZN” in each of AstraZeneca’s principal markets for trading in AstraZeneca shares.

B.       Plan of Distribution

Not applicable.

C.       Markets

The information set forth in the introductory paragraph under the heading “Additional Information—Shareholder information” on pages 228 to 229 and “Additional Information—Shareholder information—Issued share capital, shareholdings and share prices” on page 229 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B.       Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Directors’ Report—Articles of Association” on page 231 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference. Please also see the information above in the first paragraph under the heading Item 4.A—“Information on the Company—History and Development of the Company”.

C.       Material Contracts

Not applicable.

D.        Exchange Controls

Other than certain economic sanctions, which may be in force from time to time, there are no governmental laws, decrees or regulations in the United Kingdom restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of Ordinary Shares or ADRs.

Other than certain economic sanctions, which may be in force from time to time, there are no limitations under English law or the Articles on the right of non-resident or foreign owners to be the registered holders of, or to exercise voting rights in relation to, Ordinary Shares or ADRs or to be registered holders of notes or debentures of the Company or its wholly owned subsidiary, AstraZeneca Finance LLC.

E.       Taxation

Taxation for US persons

The following statements are intended only as a general guide to certain material UK and US federal income tax consequences of ownership of Ordinary Shares or ADRs held as capital assets by the US holders described below. This summary is based on current UK and US federal income tax law, the current US/UK double taxation convention and what is understood to be the current practice of HMRC and the US Internal Revenue Service as at the date of this Form 20-F dated February 18, 2025, each of which may change, possibly with retroactive effect. This summary does not describe all of the tax consequences that may be relevant in light of the US holders’ particular circumstances (including the US Medicare contribution tax or the US alternative minimum tax) and tax consequences applicable to US holders subject to special rules. US holders and any holders who may be subject to tax in the United States or the United Kingdom are urged to consult their tax advisers regarding the UK and US federal income tax consequences of the ownership and disposition of Ordinary Shares or ADRs in their particular circumstances.

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

UK and US income taxation of dividends

The Company is not required to withhold UK tax when paying a dividend. Liability to tax on receipt of dividends will depend upon the individual circumstances of a US holder. A US holder that is resident outside the United Kingdom for UK tax purposes will not generally be subject to UK tax on dividend income received, but should consult their own tax adviser.

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

Taxation on capital gains

US holders that are individuals or companies who are not resident in the United Kingdom for tax purposes will generally not be liable for UK tax on capital gains made on the disposal of their Ordinary Shares or ADRs, unless such Ordinary Shares or ADRs are used, held or acquired in connection with a trade, profession or vocation carried on in the United Kingdom through a branch or agency or other permanent establishment. US holders should consult their own tax advisers about the treatment of capital gains in the United Kingdom.

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

Passive Foreign Investment Company (PFIC) rules

We believe that we were not a PFIC for US federal income tax purposes for the year ended 31 December 2024. However, since PFIC status depends on the composition of our income and assets, and the market value of our assets, from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC, certain adverse tax consequences could apply to US holders.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries may be subject to information reporting and backup withholding, unless the US holder is an exempt recipient or, in the case of backup withholding, the US holder provides its taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely supplied to the US Internal Revenue Service.

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

UK inheritance tax

Ordinary Shares or ADRs held by an individual who is domiciled in the United States for the purposes of the United States – United Kingdom Double Taxation Convention relating to taxes on estates of deceased persons and on gifts (the Estate Tax Convention), and who is not for such purposes a national of the United Kingdom, will generally not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the Ordinary Shares or ADRs, provided that any applicable US federal gift or estate tax liability is paid, except in certain cases where the Ordinary Shares or ADRs: (i) are comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and not a national of the United Kingdom); (ii) are part of the business property of a UK permanent establishment of an enterprise; or (iii) pertain to a UK fixed base of an individual used for the performance of independent personal services. In the exceptional case where the Ordinary Shares or ADRs are subject to both UK inheritance tax and US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

UK stamp duty reserve tax and stamp duty

Under previous UK law, a charge to UK stamp duty or UK stamp duty reserve tax (SDRT) may have arisen on the deposit of Ordinary Shares in connection with the creation of ADRs. Under those rules, the rate of UK stamp duty or SDRT was 1.5% applied, in each case, to the issue price when the Ordinary Shares are issued, the amount or value of the consideration or, in some circumstances, the value of the Ordinary Shares. Following certain EU litigation, HMRC accepted they would no longer seek to apply the 1.5% charge to the issue (or, where it is integral to the raising of new capital, the transfer) of shares (such as the Ordinary Shares) into a depositary receipt system (such as the ADR arrangement). UK legislation enacted on June 29, 2023, in the form of the Retained EU Law (Revocation and Reform) Act 2023, created some uncertainty as to the status of the 1.5% charge from January 1, 2024. However, the Finance Act, enacted on February 22, 2024, makes provision to ensure it continues to be the case (notwithstanding the effect of the Retained EU Law (Revocation and Reform) Act 2023) that UK stamp duty or SDRT of 1.5% is not payable in relation to issues of securities into depositary receipt systems, and transfers of securities into a depositary receipt system, where such transfer is integral to the raising of new capital by the company concerned. The Finance Act 2024 also includes an additional exemption for ‘qualifying listing arrangements’ where securities are transferred (without a change in beneficial ownership) in connection with the listing of such securities on a recognised stock exchange. These measures have had effect in relation to issues and transfers of shares (such as Ordinary Shares) made on or after January 1, 2024. US holders are urged to consult their tax advisors if applicable.

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

F.       Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.       Documents on Display

The Company’s Articles of Association and other documents concerning the Company which are referred to in this Form 20-F dated February 18, 2025, may be inspected at the Company’s registered office at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, United Kingdom.

I.       Subsidiary Information

Not applicable.

J.       Annual Report to Security Holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Financial risk management” on page 81 and “Financial Statements—Notes to the Group Financial Statements—Note 28—Financial risk management objectives and policies” on pages 194 to 201, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable.

C.        Other Securities

Not applicable.

D.        American Depositary Shares

Fees and Charges Payable by ADR Holders

In the year ended December 31, 2024, the Company’s American Depositary Receipt (“ADR”) program was administered by Deutsche Bank Trust Company Americas (“DBTCA”), as the depositary. On February 6, 2025, the Company entered into a further amended and restated Deposit Agreement (the “Deposit Agreement”) with JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary (the “Depositary”), and the holders and beneficial owners of ADRs, which transferred the Company’s ADR program from DBTCA to JPMorgan.

The holder of an ADR may have to pay the following fees and charges to the Depositary in connection with ownership of the ADR:

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
●
transmission and delivery expenses
●
expenses and charges incurred by the Depositary in conversion of foreign currency into US dollars
●
compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities, ADSs and ADRs
●
fees and expenses incurred by the Depositary in connection with the delivery or servicing of deposited securities
●
a transaction fee per cancellation request and any applicable delivery expenses
As incurred by the Depositary.
(1)	$0.03 per ADR annually.

Fees and Payments Made by DBTCA to Us

Pursuant to the deposit agreement, the Depositary may charge a fee up to $0.05 per ADR in respect of dividends paid by us. For the year ended December 31, 2024, we agreed that DBTCA could charge an annual fee of $0.03 per ADR in respect of dividends paid by us. As at December 31, 2024, we have been paid approximately $15.9 million arising out of fees charged in respect of dividends paid during 2024 and $0.7 million as a (further) contribution to the Company’s ADR program costs. For the year ended December 31, 2024, we also agreed that DBTCA would waive a certain amount of its fees for standard costs associated with the administration of the ADR program up to $10,000 per year.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Further information on risk management and controls” on page 93, “Corporate Governance—Audit Committee Report—Internal controls” on page 110, and “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 138, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

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

B.      Management’s Annual Report on Internal Control over Financial Reporting

As required by US regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 138 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025, which is incorporated by reference.

C.      Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report dated February 6, 2025, which is included below under the heading Item 18—“Financial Statements—Report of Independent Registered Public Accounting Firm”.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Corporate Governance Overview—Attendance in 2024—Board Committee membership and meeting attendance in 2024” on page 87 and “Corporate Governance—Audit Committee Report—Committee overview—Committee composition” on page 105, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Strategic Report—Business Review—Growth and Therapy Area Leadership—Business conduct” on pages 42 to 43, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Further information on risk management and controls—Global Compliance and GIA” on page 93, “Strategic Report—Business Review—Science and Innovation—Sustainable innovation” on page 37, and “Corporate Governance—Audit Committee Report—Activities during the year—Legal and Compliance” on page 106, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference. AstraZeneca’s Code of Ethics is available within the ‘Ethics and transparency’ section of our website at www.astrazeneca.com/sustainability/ethics-and-transparency.html.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP (PCAOB ID 876) in 2024 and 2023:

	Year ended December 31,
	2024	2023	2022

	($ million)
Audit fees	29.4	29.1	28.7
Audit-related fees	2.1	0.8	0.4
All other fees	0.3	0.2	0.2
Total	31.8	30.1	29.3

Audit fees included $14.8 million for the audit of subsidiaries pursuant to legislation (2023: $15.0 million), $10.6 million for the Group audit (2023: $10.2 million), $0.5 million for services in relation to the interim financial statements (2023: $0.6 million) and $3.5 million in respect of section 404 of the Sarbanes-Oxley Act (2023: $3.3 million). Fees payable in the year of $0.2 million (2023: $0.7 million) are in respect of the Group audit and audit of subsidiaries related to prior years.

Audit-related fees included $1.7 million of other audit-related services (2023: $0.5 million) and $0.4 million for the audit of subsidiaries’ pension schemes (2023: $0.3 million).

All other fees of $0.3 million related to other assurance services (2023: $0.2 million).

The information (including tabular data) set forth under the heading “Corporate Governance—Audit Committee Report” on pages 104 to 111 of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

US law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of fees paid by AstraZeneca to its principal accountants, if such engagements were not recognized by AstraZeneca at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2024 and 2023, the percentage of the total amount of fees paid by AstraZeneca to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five percent for each year.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following a rigorous process, the Company concluded an audit tender for the Company’s external audit provider. On July 25, 2024, the Company announced that the Audit Committee of the Company has recommended, and the Board of Directors has endorsed, the appointment of KPMG LLP (“KPMG”) as the Company’s external auditor for the fiscal year ending December 31, 2026. A resolution will be put to the shareholders at the 2026 Annual General Meeting to approve this appointment. It is intended that PricewaterhouseCoopers LLP (“PwC”), who have been the Company’s independent auditor since the year ended December 31, 2017, will continue as the Company’s auditors for the year ending December 31, 2025 and will be dismissed at the conclusion of the Company’s 2026 Annual General Meeting.

During the fiscal years ended December 31, 2024 and 2023, PwC did not issue any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PwC qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the fiscal years ended December 31, 2024 and 2023, no “disagreements,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, occurred over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with reports it issued during such period, or any “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided PwC with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with the statements contained herein and, if not, stating the respects in which they do not agree. A copy of PwC’s letter is included as exhibit 15.5 to this Form 20-F dated February 18, 2025.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a public limited company incorporated in the United Kingdom admitted to the equity shares (commercial companies) category of the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the U.K. Corporate Governance Code 2018 (the “U.K. Code”) in respect of its corporate governance practices. The current edition of the U.K. Code, which came into effect for reporting periods beginning on or after January 1, 2019, was effective to the Company for the year ended December 31, 2024. The Companies Act 2006 (the “U.K. Act”) and the Listing Rules of the U.K. Financial Conduct Authority (the “FCA Rules”) imposes certain requirements that also influence the Company’s corporate governance practices. The Company has ADRs listed on the Nasdaq Stock Exchange and, under the Nasdaq Listing Rules applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the Nasdaq Listing Rules.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

As part of its Global Policy Framework, the Company has adopted a written Standard for Dealing in Shares and Securities governing any type of transaction in our securities, including purchases, sales, and other acquisitions and dispositions, by our directors and executive officers, as well as employees and third parties who are in possession of inside information or otherwise restricted from dealing in our securities. The Standard for Dealing in Shares and Securities is designed to promote compliance with applicable insider trading laws, rules and regulations in, inter alia, the United Kingdom, United States and Sweden, and the Nasdaq listing standards. A copy of the Standard for Dealing in Shares and Securities is included as exhibit 11.2 to this Form 20-F dated February 18, 2025.

ITEM 16K. CYBERSECURITY

Risk and Management Strategy

AstraZeneca employs complementary processes for assessing, identifying, and managing risk from cybersecurity threats. AstraZeneca information systems are protected by a multi-layered set of technology, processes, and cybersecurity experts consistent with the US National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF). Maturity against the NIST CSF controls is assessed via recurring independent third-party assessments, internal audits, and both enterprise-wide and targeted manufacturing site penetration testing conducted by a leading external partner. The outputs of these activities are represented in detailed cybersecurity operations and performance metrics. The recurring reports address risk and are reviewed by multiple leadership levels with summaries embedded in enterprise risk reporting provided to the Senior Executive Team (SET) and Audit Committee. Third-party partners are subject to appropriate NIST CSF controls as specified in AstraZeneca third-party risk management and procurement processes, and enforced via service agreement and contract terms and conditions, and ad hoc monitoring. AstraZeneca has not experienced any previous cybersecurity incidents that have materially impacted its business or business strategy. Ongoing risks from cybersecurity threats demand management vigilance, investment, and oversight, as further described below.

Governance

Cybersecurity remains a core AstraZeneca enterprise risk focus area. Enterprise risk reporting includes cybersecurity specific content. The Board of Directors’ Audit Committee provides oversight of risks from cybersecurity threats. The SET receives quarterly cybersecurity updates via the enterprise risk function, and via cybersecurity topics included in meeting agendas. The quarterly updates are forwarded to the Audit Committee. Audit Committee expertise includes leaders that have management expertise across a broad range of industries and market sectors which includes oversight of cybersecurity risk and incidents. The AstraZeneca cybersecurity risk management program is implemented by the Chief Information Security Officer (“CISO”), who reports to the Chief Digital Officer/Chief Information Officer (“CDIO”). The CISO is the primary executive responsible for assessing and managing cybersecurity risks, including delivering recurring updates to CDIO and SET via standardized quarterly reporting. The CISO has over three decades of cumulative cybersecurity expertise gained from increasingly complex roles in Life Sciences, Electronics Manufacturing, Supply Chain, Software Development, and IT Technical Support. The CDIO reviews risk management recommendations from the CISO and tracks AstraZeneca’s global internal audit management plans that include corrective actions to address exposed risk to information systems from cybersecurity threats. AstraZeneca maintains a global cybersecurity defence operations centre that relies on advanced technology, skilled cybersecurity operations staff and documented incident response plans that are closely coupled with AstraZeneca’s enterprise crisis management processes. Incident response plans and escalation via decision matrix criteria defined in crisis management procedures ensure management is informed of cybersecurity incident prevention, detection, mitigation, and remediation. The CDIO and CISO report risk information to the Audit Committee via recurring Board of Directors presentations and written reports.

The information set forth under the heading “Strategic Report—Business Review—Growth and Therapy Area Leadership—IT and IS resources” on page 44, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Cybersecurity and data privacy” on page 45, “Strategic Report—Risk Overview—Cybersecurity risk” on page 64, “Strategic Report—Risk Overview—Principal Risks—Supply chain and business execution risks—Failure in information technology or cybersecurity” on page 65, and “Corporate Governance—Audit Committee Report—Activities during the year—Cybersecurity risk, digital security and information governance” on page 106, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference. Please also see the information above under the heading Item 3—“Key Information—Risk Factors—Supply chain and business execution risks—Failure in information technology or cybersecurity” above.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The accompanying Consolidated Statements of Comprehensive Income, of Financial Position, of Changes in Equity and of Cash Flows and the Group Accounting Policies and the related notes (including tabular data) set forth under the headings “Financial Statements” on pages 137 to 213 (excluding the information set forth under the subheadings “Independent Auditors’ Report to the Members of AstraZeneca PLC” on pages 139 to 147) and “Financial Statements—Group Financial Record” on page 226, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to this Form 20-F dated February 18, 2025 is incorporated by reference.

In accordance with Rule 405(a)(3) under Regulation S-T, this information (including tabular data) is reproduced under Item 8 herein tagged with Inline XBRL formatting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AstraZeneca PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of AstraZeneca PLC and its subsidiaries (the “Group”) as of 31 December 2024, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended 31 December 2024, including the Group accounting policies and the related notes to the Group financial statements (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024 in accordance with (i) IFRS Accounting Standards as issued by the International Accounting Standards Board, (ii) UK-adopted International Accounting Standards and (iii) International Accounting Standards as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Recognition and measurement of accruals for Managed Care, Medicaid and Medicare Part D rebates on US Product Sales (excluding Rare Diseases)

As described in the Group Accounting Policies, and Notes 1 and 20 to the consolidated financial statements, when invoicing Product Sales in the US, management estimates the rebates the Group expects to pay and considers there to be a significant estimate associated with the rebates for Managed Care, Medicaid and Medicare Part D. The major market with rebates and other revenue accruals is the US. The US Rebates, chargebacks, returns and other revenue accruals liability at 31 December 2024 amounted to $4,978 million (including $240 million attributed to Rare Diseases), principally consisting of rebates related to Managed Care, Medicaid and Medicare Part D. Rebates are amounts payable or credited to a customer, usually based on the quantity or value of Product Sales to the customer for specific products in a certain period. At the time Product Sales are invoiced, rebates and deductions that the Group expects to pay are estimated. These rebates typically arise from sales contracts with government payers, third-party managed care organisations and various state programmes. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. The rebate estimates include assumptions in respect of aggregate future sales levels, segment mix and customers’ contractual performance, and in addition for Managed Care, US Medicaid and Medicare Part D, the channel inventory levels, and assumptions related to lag time.

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

Impairment assessment of the product, marketing and distribution rights and other intangibles

As described in the Group Accounting Policies and Note 10 to the consolidated financial statements, the Group has product, marketing and distribution rights totalling $35,734 million and other intangibles totalling $771 million (hereafter the intangible assets) at 31 December 2024. Management performs an impairment trigger assessment for all intangible assets. Intangible assets under development and not available for use are tested annually for impairment and other intangible assets are tested when there is an indication of impairment loss or reversal. Where testing is required, the recoverable amount of the assets is estimated in order to determine the extent of impairment loss or reversal. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which it belongs. Group level budgets and forecasts include forecast capital investment and operational impacts related to sustainability projects, as well as inflationary impacts, and form the basis for the value in use models used for impairment testing. An asset’s recoverable amount is determined as the higher of an asset’s or CGU’s fair value less costs to sell or value in use, in both cases using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining period of expected economic benefit. The key assumptions and significant estimates used in calculating the recoverable amounts are highly sensitive. The key assumptions include the outcome of research and development activities, probability of technical and regulatory success, market volume, share and pricing (to derive peak year sales), the amount and timing of projected future cash flows, and sales erosion curves following patent expiry. In 2024, the Group recorded net impairment charges of $1,569 million related to product, marketing and distribution rights and net impairment charges of $3 million related to other intangibles.

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

Recognition and measurement of legal provisions and disclosure of contingent liabilities

As described in the Group Accounting Policies, Note 21 and Note 30 to the consolidated financial statements, the Group is involved in various legal proceedings considered typical to its business, including actual or threatened litigation and actual or potential government investigations relating to employment matters, product liability, commercial disputes, pricing, sales and marketing practices, infringement of IP rights and the validity of certain patents and competition laws. Most of the claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain. As at 31 December 2024 the Group held legal provisions of $859 million and disclosed the more significant legal matters. Provisions are recognised when either a legal or constructive obligation as a result of a past event exists, it is probable that an outflow of economic resources will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation. Provision is made where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. Management’s assessment as to whether or not to recognise provisions or assets, and of the amounts concerned, usually involves a series of complex judgements about future events and can rely heavily on estimates and assumptions. Determining the timing of recognition of when an adverse outcome is probable is considered a key judgement.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the liability of legal claims, including controls over determining the probability of a loss and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others, (i) obtaining and evaluating letters of audit inquiry with internal and external legal counsel for significant litigation; (ii) testing the completeness of management’s assessment of both the identification of legal claims and possible outcomes of each significant legal matter; (iii) evaluating the reasonableness of management’s assessment regarding whether an adverse outcome is probable and estimated reliably; (iv) inspecting certain external legal documents; (v) evaluating the sufficiency of the Group’s legal provisions and contingent liabilities disclosures; and (vi) where appropriate, considering the scope, preliminary findings and conclusions of investigations with the assistance of professionals with specialised skill and knowledge.

Recognition, measurement and disclosure of tax liabilities for uncertain tax treatments

As described in the Group Accounting Policies and Note 30 to the consolidated financial statements, the Group faces a number of audits and reviews in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. As at 31 December 2024 the total net tax liability recognised in respect of uncertain tax positions is $1,321 million and the potential for additional liabilities where the possibility of the additional liabilities falling due is more than remote is (a) $422 million related to transfer pricing matters including items under tax audit, and (b) $214 million related to other tax liabilities where the Group estimates the potential for additional liabilities above the amount provided. Tax liabilities recognised for uncertain tax treatments require management to make key judgements with respect to the outcome of current and potential future tax audits, and actual results could vary from these estimates. Accruals for tax liabilities are measured using either the most likely amount or the expected value amount depending on which method management expects to better predict the resolution of the uncertainty.

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

Valuation of defined benefit obligations (in the UK and Sweden)

As described in the Group Accounting Policies and Note 22 to the consolidated financial statements, the Group and most of its subsidiaries offer post-retirement pension plans which cover the majority of its employees. Several of these plans are defined benefit, where benefits are based on employees’ length of service and linked to their salary. As at 31 December 2024 the Group had defined benefit obligations of $6,100 million in the UK and Sweden. Qualified independent actuaries have updated the actuarial valuations under IAS 19 for the major defined benefit schemes operated by the Group to 31 December 2024. In respect of defined benefit plans, obligations are determined using the projected unit credit method and are discounted to present value by reference to market yields on high quality corporate bonds. Given the extent of the assumptions used to determine the value of scheme liabilities, these are considered to be significant estimates. The assumptions which had the most material impact on the results of the Group were mortality rate (for the UK scheme only), discount rates and inflation levels (for both the UK and Sweden schemes).

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

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

6 February 2025

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

8.1	List of significant subsidiaries of AstraZeneca PLC.

11.2	AstraZeneca Insider Trading Policy.

12.1	Certification of Pascal Soriot filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Aradhana Sarin filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Pascal Soriot and Aradhana Sarin furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1	Annual Report and Form 20-F Information 2024.(2)

15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

15.3	Consent of IQVIA Inc.

15.4	Consent of Bureau Veritas UK Limited.

15.5	Letter from PricewaterhouseCoopers LLP addressed to the SEC regarded the change of Registrant’s Certifying Accountants disclosure in this Form 20-F.

17.1	List of subsidiary guarantors and issuers of guaranteed securities.

97.1	AstraZeneca US Clawback Policy Applicable to Executive Officers.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema.

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.
(1)	Exhibits other than those listed above are omitted when in the opinion of the registrant they are either not applicable or not material. Other Exhibits previously filed have been omitted when in the opinion of the registrant such Exhibits are no longer material.
(2)	Certain of the information included within exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2024 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

February 18, 2025

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statement of Comprehensive Income

for the year ended 31 December

		2024	2023	2022
	Notes	$m	$m	$m
Product Sales	1	50,938	43,789	42,998
Alliance Revenue	1	2,212	1,428	755
Collaboration Revenue	1	923	594	598
Total Revenue		54,073	45,811	44,351
Cost of sales		(10,207)	(8,268)	(12,391)
Gross profit		43,866	37,543	31,960
Distribution expense		(555)	(539)	(536)
Research and development expense	2	(13,583)	(10,935)	(9,762)
Selling, general and administrative expense	2	(19,977)	(19,216)	(18,419)
Other operating income and expense	2	252	1,340	514
Operating profit		10,003	8,193	3,757
Finance income	3	458	344	95
Finance expense	3	(1,742)	(1,626)	(1,346)
Share of after tax losses in associates and joint ventures	11	(28)	(12)	(5)
Profit before tax		8,691	6,899	2,501
Taxation	4	(1,650)	(938)	792
Profit for the period		7,041	5,961	3,293

Other comprehensive income:
Items that will not be reclassified to profit and loss:
Remeasurement of the defined benefit pension liability	22	80	(406)	1,118
Net gains/(losses) on equity investments measured at fair value through Other comprehensive income		139	278	(88)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss		12	(6)	2
Tax on items that will not be reclassified to profit and loss	4	(43)	101	(216)
		188	(33)	816
Items that may be reclassified subsequently to profit and loss:
Foreign exchange arising on consolidation	23	(957)	608	(1,446)
Foreign exchange arising on designated liabilities in net investment hedges	23	(122)	24	(282)
Fair value movements on cash flow hedges		(129)	266	(97)
Fair value movements on cash flow hedges transferred to profit and loss		177	(145)	73
Fair value movements on derivatives designated in net investment hedges	23	39	44	(8)
Costs of hedging		(21)	(19)	(7)
Tax on items that may be reclassified subsequently to profit and loss	4	25	(12)	73
		(988)	766	(1,694)
Other comprehensive (expense)/income for the period, net of tax		(800)	733	(878)
Total comprehensive income for the period		6,241	6,694	2,415
Profit attributable to:
Owners of the Parent		7,035	5,955	3,288
Non-controlling interests	26	6	6	5
Total comprehensive income attributable to:
Owners of the Parent		6,236	6,688	2,413
Non-controlling interests	26	5	6	2

Basic earnings per $0.25 Ordinary Share	5	$4.54	$3.84	$2.12
Diluted earnings per $0.25 Ordinary Share	5	$4.50	$3.81	$2.11
Weighted average number of Ordinary Shares in issue (millions)	5	1,550	1,549	1,548
Diluted weighted average number of Ordinary Shares in issue (millions)	5	1,563	1,562	1,560

Dividends declared and paid in the period	25	4,602	4,487	4,485

All activities were in respect of continuing operations.

$m means millions of US dollars.

Consolidated Statement of Financial Position

at 31 December

		2024	2023	2022
	Notes	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	7	10,252	9,402	8,507
Right-of-use assets	8	1,395	1,100	942
Goodwill	9	21,025	20,048	19,820
Intangible assets	10	37,177	38,089	39,307
Investments in associates and joint ventures	11	268	147	76
Other investments	12	1,632	1,530	1,066
Derivative financial instruments	13	182	228	74
Other receivables	14	930	803	835
Deferred tax assets	4	5,347	4,718	3,263
		78,208	76,065	73,890
Current assets
Inventories	15	5,288	5,424	4,699
Trade and other receivables	16	12,972	12,126	10,521
Other investments	12	166	122	239
Derivative financial instruments	13	54	116	87
Income tax receivable		1,859	1,426	731
Cash and cash equivalents	17	5,488	5,840	6,166
Assets held for sale	18	–	–	150
		25,827	25,054	22,593
Total assets		104,035	101,119	96,483
Liabilities
Current liabilities
Interest-bearing loans and borrowings	19	(2,337)	(5,129)	(5,314)
Lease liabilities	8	(339)	(271)	(228)
Trade and other payables	20	(22,465)	(22,374)	(19,040)
Derivative financial instruments	13	(50)	(156)	(93)
Provisions	21	(1,269)	(1,028)	(722)
Income tax payable		(1,406)	(1,584)	(896)
		(27,866)	(30,542)	(26,293)
Non-current liabilities
Interest-bearing loans and borrowings	19	(26,506)	(22,365)	(22,965)
Lease liabilities	8	(1,113)	(857)	(725)
Derivative financial instruments	13	(115)	(38)	(164)
Deferred tax liabilities	4	(3,305)	(2,844)	(2,944)
Retirement benefit obligations	22	(1,330)	(1,520)	(1,168)
Provisions	21	(921)	(1,127)	(896)
Income tax payable		(238)	–	–
Other payables	20	(1,770)	(2,660)	(4,270)
		(35,298)	(31,411)	(33,132)
Total liabilities		(63,164)	(61,953)	(59,425)
Net assets		40,871	39,166	37,058
Equity
Capital and reserves attributable to equity holders of the Company
Share capital	24	388	388	387
Share premium account		35,226	35,188	35,155
Capital redemption reserve		153	153	153
Merger reserve		448	448	448
Other reserves	23	1,411	1,464	1,468
Retained earnings	23	3,160	1,502	(574)
		40,786	39,143	37,037
Non-controlling interests	26	85	23	21
Total equity		40,871	39,166	37,058

The Financial Statements from pages 148 to 218 were approved by the Board and were signed on its behalf by

Pascal Soriot	Aradhana Sarin
Director	Director
6 February 2025

Consolidated Statement of Changes in Equity

for the year ended 31 December

		Share	Capital				Total	Non-
	Share	premium	redemption	Merger	Other	Retained	attributable	controlling	Total
	capital	account	reserve	reserve	reserves	earnings	to owners	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2022	387	35,126	153	448	1,444	1,710	39,268	19	39,287
Profit for the period	–	–	–	–	–	3,288	3,288	5	3,293
Other comprehensive expense[1]	–	–	–	–	–	(875)	(875)	(3)	(878)
Transfer to other reserves[2]	–	–	–	–	24	(24)	–	–	–
Transactions with owners
Dividends (Note 25)	–	–	–	–	–	(4,485)	(4,485)	–	(4,485)
Issue of Ordinary Shares	–	29	–	–	–	–	29	–	29
Share-based payments charge for the period (Note 29)	–	–	–	–	–	619	619	–	619
Settlement of share plan awards	–	–	–	–	–	(807)	(807)	–	(807)
Net movement	–	29	–	–	24	(2,284)	(2,231)	2	(2,229)
At 31 December 2022	387	35,155	153	448	1,468	(574)	37,037	21	37,058
Profit for the period	–	–	–	–	–	5,955	5,955	6	5,961
Other comprehensive income[1]	–	–	–	–	–	733	733	–	733
Transfer to other reserves[2]	–	–	–	–	(4)	4	–	–	–
Transactions with owners
Dividends (Note 25)	–	–	–	–	–	(4,487)	(4,487)	–	(4,487)
Dividends paid to non-controlling interests (Note 25)	–	–	–	–	–	–	–	(4)	(4)
Issue of Ordinary Shares	1	33	–	–	–	–	34	–	34
Share-based payments charge for the period (Note 29)	–	–	–	–	–	579	579	–	579
Settlement of share plan awards	–	–	–	–	–	(708)	(708)	–	(708)
Net movement	1	33	–	–	(4)	2,076	2,106	2	2,108
At 31 December 2023	388	35,188	153	448	1,464	1,502	39,143	23	39,166
Profit for the period	–	–	–	–	–	7,035	7,035	6	7,041
Other comprehensive expense[1]	–	–	–	–	–	(799)	(799)	(1)	(800)
Transfer to other reserves[2]	–	–	–	–	15	(15)	–	–	–
Transactions with owners
Dividends (Note 25)	–	–	–	–	–	(4,602)	(4,602)	–	(4,602)
Dividends paid to non-controlling interests (Note 25)	–	–	–	–	–	–	–	(4)	(4)
Issue of Ordinary Shares	–	38	–	–	–	–	38	–	38
Changes in non-controlling interests	–	–	–	–	–	–	–	61	61
Movement in shares held by Employee Benefit Trusts[2]	–	–	–	–	(68)	–	(68)	–	(68)
Share-based payments charge for the period (Note 29)	–	–	–	–	–	660	660	–	660
Settlement of share plan awards	–	–	–	–	–	(621)	(621)	–	(621)
Net movement	–	38	–	–	(53)	1,658	1,643	62	1,705
At 31 December 2024	388	35,226	153	448	1,411	3,160	40,786	85	40,871

1Included within Other comprehensive expense of $800m (2023: income of $733m; 2022: expense of $878m) is a charge of $21m (2023: $19m; 2022: $7m), relating to Costs of hedging.
2Amounts charged or credited to other reserves relate to exchange adjustments arising on goodwill and movements in shares held by Employee Benefit Trusts.

Consolidated Statement of Cash Flows

for the year ended 31 December

		2024	2023	2022
	Notes	$m	$m	$m
Cash flows from operating activities
Profit before tax		8,691	6,899	2,501
Finance income and expense	3	1,284	1,282	1,251
Share of after tax losses of associates and joint ventures	11	28	12	5
Depreciation, amortisation and impairment		6,688	5,387	5,480
Increase in trade and other receivables		(1,624)	(1,425)	(1,349)
(Increase)/decrease in inventories		(131)	(669)	3,941
Increase in trade and other payables and provisions		862	2,394	1,165
Gains on disposal of intangible assets	2	(64)	(251)	(104)
Fair value movements on contingent consideration arising from business combinations	20	311	549	82
Non-cash and other movements	17	(121)	(386)	(692)
Cash generated from operations		15,924	13,792	12,280
Interest paid		(1,313)	(1,081)	(849)
Tax paid		(2,750)	(2,366)	(1,623)
Net cash inflow from operating activities		11,861	10,345	9,808
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	27	(2,771)	(189)	(48)
Payments upon vesting of employee share awards attributable to business combinations	27	(3)	(84)	(215)
Payment of contingent consideration from business combinations	20	(1,008)	(826)	(772)
Purchase of property, plant and equipment		(1,924)	(1,361)	(1,091)
Disposal of property, plant and equipment		55	132	282
Purchase of intangible assets		(2,662)	(2,417)	(1,480)
Disposal of intangible assets		123	291	447
Movement in profit-participation liability	2	–	190	–
Purchase of non-current asset investments		(96)	(136)	(45)
Disposal of non-current asset investments		78	32	42
Movement in short-term investments, fixed deposits and other investing instruments		30	97	(114)
Payments to associates and joint ventures	11	(158)	(80)	(26)
Disposal of investments in associates and joint ventures		13	–	–
Interest received		343	287	60
Net cash outflow from investing activities		(7,980)	(4,064)	(2,960)
Net cash inflow before financing activities		3,881	6,281	6,848
Cash flows from financing activities
Proceeds from issue of share capital		38	33	29
Own shares purchased by Employee Benefit Trusts		(81)	–	–
Issue of loans and borrowings		6,492	3,816	–
Repayment of loans and borrowings		(4,652)	(4,942)	(1,271)
Dividends paid	25	(4,629)	(4,481)	(4,364)
Hedge contracts relating to dividend payments	25	16	(19)	(127)
Repayment of obligations under leases		(316)	(268)	(244)
Movement in short-term borrowings		(31)	161	74
Payment of Acerta Pharma share purchase liability		(833)	(867)	(920)
Net cash outflow from financing activities		(3,996)	(6,567)	(6,823)
Net (decrease)/increase in Cash and cash equivalents in the period		(115)	(286)	25
Cash and cash equivalents at the beginning of the period		5,637	5,983	6,038
Exchange rate effects		(93)	(60)	(80)
Cash and cash equivalents at the end of the period	17	5,429	5,637	5,983

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

New accounting requirements

The following amendments and interpretations have been issued and adopted:

>	amendments to IAS 1 'Presentation of Financial Statements', effective for periods beginning on or after 1 January 2024 - endorsed by the United Kingdom Endorsement Board (UKEB) on 21 July 2023
>	amendments to IFRS 16 'Leases', effective for periods beginning on or after 1 January 2024 - endorsed by the UKEB on 11 May 2023
>	amendments to IAS 7 'Statement of Cash Flows', effective for periods beginning on or after 1 January 2024 - endorsed by the UKEB on 28 November 2023
>	amendments to IFRS 7 'Financial Instruments', effective for periods beginning on or after 1 January 2024 - endorsed by the UKEB on 28 November 2023.

The above amendments and interpretations did not have a significant impact on the Group’s net results, net assets or disclosures.

Employee Benefit Trusts

Following an amendment to the Employee Benefit Trust (EBT) Deed on 10 June 2024, AstraZeneca obtained control and commenced consolidation of the EBT from June 2024. From that date, cash paid on purchases of AstraZeneca Ordinary shares or American Depository Receipts is presented within Financing activities in the Consolidated Statement of Cash Flows.

Basis for preparation of Financial Statements on a going concern basis

The Group has considerable financial resources available. As at 31 December 2024, the Group has $10.4bn in financial resources (cash and cash equivalent balances of $5.5bn and undrawn committed bank facilities of $4.9bn that were available until April 2029), with $2.7bn of borrowings due within one year. These facilities contain no financial covenants, and in January 2025 their maturity was extended to April 2030.

The Group has assessed the prospects of the Group over a period longer than the required 12 months from the date of Board approval of these Consolidated Financial Statements, with no deterioration noted requiring a further extension of this review. The Group’s revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

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

The accounting policy descriptions set out the areas where judgements and estimates need exercising, the most significant of which include the following Key Judgements and Significant Estimates:

>	revenue recognition – see Revenue accounting policy on page 153 and Note 1 on page 160
>	expensing of internal development expenses – see Research and development accounting policy on page 154
>	impairment reviews of Intangible assets – see Note 10 on page 173
>	useful economic life of Intangible assets – see Research and development accounting policy on page 154
>	business combinations and Goodwill – see Business combinations and goodwill accounting policy on page 157
>	litigation liabilities – see Litigation and Environmental Liabilities within Note 30 on page 205
>	operating segments – see Note 6 on page 166
>	employee benefits – see Note 22 on page 190
>	taxation – see Note 30 on page 211.

The Group has assessed the impact of sustainability topics on its financial reporting. This includes an impact assessment on the valuation and useful lives of Intangible assets and the identification and measurement of provisions and contingent liabilities in response to climate and pollution risks.

Sustainability-related opportunities on innovation are integral to the Financial Statements with a key indicator of the Group’s investment being R&D expense. Business conduct and patient safety are both considered as part of our recognition and measurement of provisions and contingent liabilities, noted within sections of Government investigations and proceedings and Product liability litigation as relevant, of Note 30. No material accounting impacts or changes to judgements or other required disclosures were noted.

Key Judgements are those judgements made in applying the Group’s accounting policies that have a material effect on the amounts of assets and liabilities recognised in the Financial Statements.

A Significant Estimate has a significant risk of material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Financial risk management policies are detailed in Note 28 to the Financial Statements from page 194.

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

Contracts relating to the supply of certain Vaccines & Immune Therapies medicines relating to the COVID-19 pandemic include conditions whereby payments are receivable from customers in advance of the delivery of product. Such amounts are held on the Statement of Financial Position as contract liabilities until the related revenue is recognised, generally upon product delivery. Certain of these contracts contain further provisions that restrict the use of inventory manufactured in specified supply chains to specified customers, resulting in an enforceable right to payment as the activities are performed. Under IFRS 15 ‘Revenue from Contracts with Customers’, such contracts require revenue to be recognised over time using an appropriate and reasonably measurable method to measure progress. Revenue is recognised on these contracts based on the proportion of product delivered compared to the total contracted volumes.

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

The Group periodically enters into transactions where it acquires part of the rights to a product intangible (either on-market or in-process R&D), but for commercial reasons does not act as principal in selling the product to the customer and therefore does not recognise income from the product in the form of Product Sales. This may occur where, for example, a collaboration partner retains the right to commercialise in a specific territory, and has sufficient local control over that commercialisation to book Product Sales, while the Group instead receives a proportion of the value generated by those Product Sales, either in the form of a share of gross profits, a share of revenues or a royalty. This revenue is recognised when the Group's right to receive the share of the collaboration partner’s income is established and can be reliably measured.

Where an out-licensing arrangement meets the definition of a licence agreement, sales royalties are recognised when achieved by applying the royalty exemption under IFRS 15. Where the arrangement meets the definition of a licence agreement, share of gross profits, share of revenues and sales royalties are recognised when achieved by applying the royalty exemption under IFRS 15. All other sales royalties are recognised when considered it is highly probable there will not be a significant reversal of cumulative income. The determination requires estimates to be made in relation to future Product Sales.

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

Where control of a right-to-use licence for an intangible asset passes at the outset of an arrangement, revenue is recognised at the point in time control is transferred. Where the substance of a licence arrangement is that of a right-to-access rights attributable to an intangible asset, revenue, in the form of an upfront fee, is recognised over time, normally on a straight-line basis over the life of the contract. Where the Group provides ongoing development services, revenue in respect of this element is recognised over the duration of those services.

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

Internal development expenditure is capitalised only if it meets the recognition criteria of IAS 38 ‘Intangible Assets’. This is considered a Key Judgement. Where regulatory and other uncertainties are such that the criteria are not met, the expenditure is charged to profit and loss and this is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where, however, recognition criteria are met, Intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch. At 31 December 2024, no amounts have met the recognition criteria.

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

Intangible assets

Intangible assets are stated at cost less accumulated amortisation and impairments. Intangible assets relating to products in development are subject to impairment testing annually. All Intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. The determination of the recoverable amounts includes key estimates which are highly sensitive to, and depend upon, key assumptions as detailed in Note 10 to the Financial Statements from page 172.

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

Other operating income and expense

Other operating income and expense is generated from activities outside of the Group’s normal course of business, which includes Other income from divestments of or full out-license of assets and businesses including royalties and milestones where the Group does not retain a significant continued interest. Where the arrangement meets the definition of a licence agreement, sales milestones and sales royalties are recognised when achieved by applying the royalty exemption under IFRS 15 ‘Revenue from Contracts with Customers’. All other milestones and sales royalties are recognised when it is considered highly probable that there will not be a significant reversal of cumulative income. The determination requires estimates to be made in relation to future Product Sales.

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

Employee benefits

The Group accounts for pensions and other employee benefits (principally healthcare) under IAS 19 ‘Employee Benefits’. In respect of defined benefit plans, obligations are determined using the projected unit credit method and are discounted to present value by reference to market yields on high-quality corporate bonds, while plan assets are measured at fair value. Given the extent of the assumptions used to determine the value of scheme assets and scheme liabilities, these are considered to be significant estimates. The operating and financing costs of such plans are recognised separately in profit and loss; current service costs are spread systematically over the lives of employees and financing costs are recognised in full in the periods in which they arise. Remeasurements of the net defined benefit pension liability, including actuarial gains and losses, are recognised immediately in Other comprehensive income.

Where the calculation results in a surplus to the Group, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan subject to consideration of the effect any minimum funding requirement for future service has on the benefit available as a reduction in future contributions.

Payments to defined contribution plans are recognised in profit and loss as they fall due.

Taxation

The current tax payable is based on taxable profit for the year. Taxable profit differs from reported profit because taxable profit excludes items that are either never taxable or tax deductible or items that are taxable or tax deductible in a different period. The Group's current tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted by the reporting date. Current tax includes the Group's charge for any Pillar Two income taxes.

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

The Group applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 ‘Income Taxes’ issued in May 2023.

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

Further details of the estimates and assumptions made in determining our recorded liability for transfer pricing contingencies and other tax contingencies are included in Note 30 to the Financial Statements from page 211.

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

Cash outflows relating to the purchase of shares by consolidated Employee Benefit Trusts (EBTs) relating to the vesting of share plans are recognised within financing activities. Cash outflows relating to the employer and employee taxes paid on vesting of share plans are recognised in operating activities as they relate to employee remuneration. The cash flows relating to replacement awards issued to employees as part of the Alexion acquisition are classified within investing activities, as they are part of the aggregate cash flows arising from obtaining control of the subsidiary.

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

The determination of whether an acquired set of assets and activities is a business or an asset can be judgemental, particularly if the target is not producing outputs. Management uses a number of factors to make this determination, which are primarily focused on whether the acquired set of assets and activities include substantive processes that mean the set is capable of being managed for the purpose of providing a return. Key determining factors include the stage of development of any assets acquired, the readiness and ability of the acquired set to produce outputs and the presence of key experienced employees capable of conducting activities required to develop or manufacture the assets. Typically, the specialised nature of many pharmaceutical assets and processes is such that until assets are substantively ready for production and promotion, there are not the required processes for a set of assets and activities to meet the definition of a business in IFRS 3 ‘Business Combinations’.

On the acquisition of a business, fair values are attributed to the identifiable assets and liabilities. Attributing fair values is a judgement. Contingent liabilities are also recorded at fair value unless the fair value cannot be measured reliably, in which case the value is subsumed into goodwill. Where fair values of acquired contingent liabilities cannot be measured reliably, the assumed contingent liability is not recognised but is disclosed in the same manner as other contingent liabilities.

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

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and highly liquid investments with maturities of three months or less when acquired. They are readily convertible into known amounts of cash and are held at amortised cost under the hold to collect classification, where they meet the hold to collect ‘solely payments of principal and interest’ test criteria under IFRS 9 ‘Financial Instruments’. Those not meeting these criteria are held at fair value through profit or loss. Cash and cash equivalents in the Consolidated Statement of Cash Flows include unsecured bank overdrafts at the balance sheet date where balances often fluctuate between a cash and overdraft position.

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

If the debt instrument is designated as FVPL, the debt is initially measured at fair value (with direct transaction costs being included in profit and loss as an expense) and is remeasured to fair value at each reporting date with changes in carrying value being recognised in profit and loss (along with changes in the fair value of the related derivative), with the exception of changes in the fair value of the debt instrument relating to own credit risk which are recorded in Other comprehensive income in accordance with IFRS 9 ‘Financial Instruments’. Such a designation has been made where this significantly reduces an accounting mismatch which would result from recognising gains and losses on different bases.

If the debt is designated as the hedged item under a fair value hedge, the debt is initially measured at fair value (with direct transaction costs being amortised over the life of the debt) and is remeasured for fair value changes in respect of the hedged risk at each reporting date with changes in carrying value being recognised in profit and loss (along with changes in the fair value of the related derivative).

If the debt is designated in a cash flow hedge, the debt is measured at amortised cost (with gains or losses taken to profit and loss and direct transaction costs being amortised over the life of the debt). The related derivative is remeasured for fair value changes at each reporting date with the portion of the gain or loss on the derivative that is determined to be an effective hedge recognised in Other comprehensive income. The amounts that have been recognised in Other comprehensive income are reclassified to profit and loss in the same period that the hedged forecast cash flows affect profit. The reclassification adjustment is included in Finance expense in the Consolidated Statement of Comprehensive Income.

Other interest-bearing loans are initially measured at fair value (with direct transaction costs being amortised over the life of the loan) and are subsequently measured at amortised cost using the effective interest method at each reporting date. Changes in carrying value are recognised in the Consolidated Statement of Comprehensive Income.

Derivatives

Derivatives are initially measured at fair value (with direct transaction costs being included in profit and loss as an expense) and are subsequently remeasured to fair value at each reporting date. Changes in carrying value of derivatives not designated in hedging relationships are recognised in profit and loss.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral, for the benefit of the other, equivalent to the market valuation of all of the derivative positions above a predetermined threshold. Cash collateral received from counterparties is included within current Interest-bearing loans and borrowings within the Consolidated Statement of Financial Position. Cash collateral pledged to counterparties is recognised as a financial asset and is included in current Other investments within the Consolidated Statement of Financial Position. Cash collateral received is included in Movement in short-term borrowings within financing activities in the Consolidated Statement of Cash Flows. Cash collateral paid is included in Movements in short-term investments within investing activities in the Consolidated Statement of Cash Flows. The cash flow presentation of cash paid and received follows the Consolidated Statement of Financial Position presentation of the financial asset and financial liability that is recognised from posting the collateral.

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

Litigation and environmental liabilities

AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Group. A provision is made where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. Determining the timing of recognition of when an adverse outcome is probable is considered a Key Judgement, refer to Note 30 to the Financial Statements on page 205.

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

Applicable accounting standards and interpretations issued but not yet adopted

At the date of authorisation of these Financial Statements, certain new accounting standards and amendments were in issue relating to the following standards and interpretations but not yet adopted by the Group:

>	IFRS 18 ‘Presentation and Disclosure in Financial Statements’ is effective for accounting periods beginning on or after 1 January 2027 and will replace IAS 1 ‘Presentation of Financial Statements’. IFRS 18 sets out new presentation requirements for the Statement of Comprehensive Income, as well as more stringent and additional requirements on the aggregation, disaggregation and categorisation of income and expenses within the Statement of Comprehensive Income. Additionally, alternative performance measures included within the Annual Report which meet the definition of Management-defined Performance Measures are required to be disclosed within the Notes to the Financial Statements.
>	The Group is currently assessing the impact of IFRS 18. It is expected that IFRS 18 will have a significant impact on the presentation of the Consolidated Statement of Comprehensive Income, and may require judgements around aggregation and disaggregation of certain balances, as well as requiring additional disclosures relating to Management-defined Performance Measures, aggregation and disaggregation, and EPS. IFRS 18 is yet to be endorsed by the UKEB and the Group is not seeking to early adopt the standard.

In addition, the following amendment was issued but not yet adopted:

>	amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates', effective for periods beginning on or after 1 January 2025 - endorsed by the UKEB on 15 July 2024.

Notes to the Group Financial Statements

1 Revenue

Product Sales

					2024					2023					2022
		Emerging		Rest of			Emerging		Rest of			Emerging		Rest of
	US	Markets	Europe	World	Total	US	Markets	Europe	World	Total	US	Markets	Europe	World	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Oncology:
Tagrisso	2,763	1,755	1,301	761	6,580	2,276	1,621	1,120	782	5,799	2,007	1,567	1,023	847	5,444
Imfinzi	2,603	479	948	687	4,717	2,171	355	742	751	4,019	1,539	287	544	401	2,771
Calquence	2,190	153	656	130	3,129	1,815	98	493	108	2,514	1,657	45	286	69	2,057
Lynparza	1,332	655	832	253	3,072	1,254	542	734	281	2,811	1,226	488	655	269	2,638
Enhertu	–	350	126	69	545	–	169	60	32	261	–	51	21	7	79
Zoladex	16	795	148	99	1,058	14	687	133	118	952	15	657	133	122	927
Imjudo	180	16	36	49	281	146	5	16	51	218	13	–	–	–	13
Truqap	408	2	12	8	430	6	–	–	–	6	–	–	–	–	–
Orpathys	–	44	–	–	44	–	44	–	–	44	–	33	–	–	33
Others	18	253	23	125	419	37	307	34	143	521	27	409	64	169	669
	9,510	4,502	4,082	2,181	20,275	7,719	3,828	3,332	2,266	17,145	6,484	3,537	2,726	1,884	14,631
Cardiovascular, Renal & Metabolism:
Farxiga	1,750	2,853	2,634	419	7,656	1,451	2,211	1,881	420	5,963	1,071	1,665	1,297	348	4,381
Brilinta	751	294	268	20	1,333	744	285	271	24	1,324	744	286	282	46	1,358
Crestor	46	934	37	136	1,153	55	862	52	138	1,107	65	794	41	148	1,048
Seloken/Toprol-XL	–	589	13	3	605	1	621	11	7	640	–	839	14	9	862
Lokelma	256	86	92	108	542	214	50	58	90	412	170	20	30	69	289
Roxadustat	–	331	–	–	331	–	271	–	–	271	–	197	–	–	197
Andexxa	81	3	80	55	219	75	–	62	45	182	77	–	41	32	150
Wainua	85	–	–	–	85	–	–	–	–	–	–	–	–	–	–
Others	106	249	146	23	524	212	286	168	20	686	352	318	201	32	903
	3,075	5,339	3,270	764	12,448	2,752	4,586	2,503	744	10,585	2,479	4,119	1,906	684	9,188
Respiratory & Immunology:
Symbicort	1,187	805	559	328	2,879	726	753	549	334	2,362	973	608	582	375	2,538
Fasenra	1,049	92	404	144	1,689	992	64	355	142	1,553	906	43	305	142	1,396
Pulmicort	6	568	71	37	682	28	575	68	42	713	65	462	69	49	645
Breztri	516	245	143	74	978	383	161	81	52	677	239	92	33	34	398
Tezspire	–	11	156	81	248	–	1	48	37	86	–	–	2	2	4
Saphnelo	425	7	26	16	474	260	2	8	10	280	111	–	2	3	116
Airsupra	66	–	–	–	66	2	–	–	–	2	–	–	–	–	–
Others	167	169	57	7	400	156	215	55	8	434	361	238	61	8	668
	3,416	1,897	1,416	687	7,416	2,547	1,771	1,164	625	6,107	2,655	1,443	1,054	613	5,765
Vaccines & Immune Therapies:
Synagis	(8)	210	116	129	447	(1)	195	175	177	546	1	173	213	191	578
Beyfortus	232	–	84	2	318	87	–	19	–	106	–	–	–	–	–
FluMist	28	1	204	25	258	23	1	188	4	216	21	1	151	2	175
COVID-19 mAbs	28	–	3	–	31	–	6	12	114	132	1,067	413	298	407	2,185
Others	–	2	2	–	4	–	10	2	–	12	79	729	365	625	1,798
	280	213	409	156	1,058	109	212	396	295	1,012	1,168	1,316	1,027	1,225	4,736
Rare Disease:
Ultomiris	2,261	141	884	638	3,924	1,750	71	668	476	2,965	1,136	38	481	310	1,965
Soliris	1,523	443	416	206	2,588	1,734	424	670	317	3,145	2,180	301	805	476	3,762
Strensiq	1,167	54	99	96	1,416	937	40	89	86	1,152	769	35	78	76	958
Koselugo	212	177	103	39	531	195	59	53	24	331	162	26	20	–	208
Kanuma	100	34	66	9	209	85	29	49	8	171	77	31	44	8	160
	5,263	849	1,568	988	8,668	4,701	623	1,529	911	7,764	4,324	431	1,428	870	7,053
Other:
Nexium	96	591	60	120	867	115	578	53	199	945	120	568	46	551	1,285
Others	15	144	43	4	206	18	153	52	8	231	24	220	77	19	340
	111	735	103	124	1,073	133	731	105	207	1,176	144	788	123	570	1,625
Product Sales	21,655	13,535	10,848	4,900	50,938	17,961	11,751	9,029	5,048	43,789	17,254	11,634	8,264	5,846	42,998

Rebates and chargebacks in the US

The major market where estimates are seen as significant is the US. When invoicing Product Sales in the US, we estimate the rebates and chargebacks we expect to pay and we consider there to be a significant estimate associated with the rebates for Managed Care, Medicaid and Medicare Part D. The total adjustment in respect of prior year net US Product Sales in 2024 was 0.6% (2023: 1.0%; 2022: 1.3%); this represents the difference between our prior year estimates for rebates and chargebacks against actual amounts paid for the US business. The most significant of these relate to the Medicaid and state programmes with an adjustment in respect of prior year net US Product Sales in 2024 of 0.1% (2023: 0.3%; 2022: 0.5%) and Managed Care and Medicare of 0.6% (2023: 0.5%; 2022: 0.8%).

The adjustment in respect of the prior year net US Product Sales, excluding the Rare Disease therapy area in 2024, was 0.8% (2023: 1.4%; 2022: 1.6%), with Medicaid and state programmes of 0.1% (2023: 0.4%; 2022: 0.6%) and Managed Care and Medicare of 0.7% (2023: 0.7%; 2022: 1.1%).

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

Alliance Revenue

	2024	2023	2022
	$m	$m	$m
Enhertu	1,437	1,022	523
Tezspire	436	259	79
Beyfortus	237	57	–
Vaxzevria: royalties	–	–	76
Other royalty income	91	81	68
Other Alliance Revenue	11	9	9
	2,212	1,428	755

Collaboration Revenue

	2024	2023	2022
	$m	$m	$m
Lynparza: sales milestones	600	–	–
Beyfortus: sales milestones	167	27	–
Koselugo: sales milestones	100	–	–
Farxiga: sales milestones	56	29	–
Lynparza: regulatory milestones	–	245	355
COVID-19 mAbs: licence fees	–	180	–
Beyfortus: regulatory milestones	–	71	25
tralokinumab: sales milestones	–	20	110
Nexium: sale of rights	–	–	62
Other Collaboration Revenue	–	22	46
	923	594	598

2 Operating profit

Operating profit includes the following significant items:

Cost of sales

In 2024, Cost of sales includes a charge of $nil (2023: $114m; 2022: $3,484m) in relation to the release, in line with sales, of fair value uplift to inventory that was recognised under IFRS 3 ‘Business Combinations’ upon the acquisition of Alexion.

Selling, general and administrative expense

In 2024, Selling, general and administrative expense includes a charge of $260m (2023: $520m; 2022: $182m) resulting from changes in the fair value of contingent consideration arising from the acquisition of the diabetes alliance from BMS. These adjustments reflect revised estimates for future sales performance for the products acquired and, as a result, revised estimates for future royalties payable.

In 2024, Selling, general and administrative expense also includes a charge of $48m (2023: $1,013m; 2022: $789m) relating to a number of legal proceedings, including settlements in various jurisdictions in relation to several marketed products (see Note 30).

Research and development expense: Government grants

During the year $nil (2023: $74m; 2022: $113m) of government grants were recognised within Research and development expense. The grants recognised relate to funding for Research and development and related expenses for COVID-19 mAbs of $nil (2023: $nil; 2022: $112m) and Vaxzevria of $nil (2023: $74m; 2022: $1m).

Other operating income and expense

	2024	2023	2022
	$m	$m	$m
Royalty income	103	107	59
Gains on disposal of intangible assets	64	251	104
Net (losses)/gains on disposal of other non-current assets	(4)	41	112
Update to the contractual relationships for Beyfortus	–	712	–
Other income[1]	210	393	439
Other expense	(121)	(164)	(200)
Other operating income and expense	252	1,340	514

1	Other income in 2024 includes $nil of income from Allergan Plc. in respect of the development of brazikumab (2023: $75m; 2022: $138m).

Gains on disposal of intangible assets in 2023 includes $241m on disposal of commercial rights to Pulmicort Flexhaler to Cheplapharm in the US.

Net (losses)/gains on disposal of other non-current assets in 2022 includes a $125m gain in respect of the Waltham R&D site sale and leaseback in MA, US (see Note 8).

As part of the total consideration received in respect of the agreement to sell US rights to Synagis in 2019, $400m in total has been received related to the rights to participate in the future cash flows from the US profits or losses for Beyfortus, with $190m cash inflows in 2023 primarily relating to a cash receipt from Sobi following achievement of a regulatory milestone. At 31 December 2022, the full amount of $522m was recognised as a financial liability within non-current Other payables (the Profit Participation Liability) as the Group had not fully transferred the risks and rewards of the underlying cash flows arising from Beyfortus to Sobi. All associated cash flows have been presented within investing activities as the Group has received the cash in exchange for agreeing to transfer future cash flows relating to an intangible asset. In 2023, the contractual relationship between AstraZeneca and Sobi relating to future sales of Beyfortus in the US was replaced by a royalty relationship between Sanofi and Sobi. As a result, the Profit Participation Liability was extinguished and derecognised from the Consolidated Statement of Financial Position, with a gain of $712m recorded in Other operating income and expense.

Restructuring costs

In conjunction with the acquisition of Alexion in 2021, the enlarged Group initiated the Post Alexion Acquisition Group Review (PAAGR); a global restructuring programme aimed at integrating systems, structure and processes, optimising the global footprint and prioritising resource allocations and investments. During 2023, the Group identified all remaining activities and finalised the scope of the programme. During 2024, the Group has undertaken a further assessment of those planned activities. This included the commencement of work on the planned upgrade of the Group's Enterprise Resource Planning IT systems (Axial Project), which is expected to be substantially complete by the end of 2030. The Group has also continued to progress other legacy restructuring programmes.

During 2024, the Group has incurred $1,154m of restructuring costs, of which $1,115m resulted from activities that are part of the PAAGR, bringing the cumulative charges under this programme to $3,182m. Costs in 2024 included $529m within Cost of sales primarily due to inventory and related product provisions related to Andexxa following the decision to cease promotional activities, $312m within Selling, general and administrative expense in relation to severance, HR, Finance, IT and other integration costs and $275m within Research and development expense in relation to the transformation of clinical, regulatory and other R&D data and systems.

Total restructuring costs in 2024 includes a net impairment charge to Property, plant and equipment of $43m (2023: charge of $7m; 2022: reversal of $4m), a $7m impairment charge to Right-of-use assets (2023: $13m; 2022: $nil) and no impairment of Intangible assets (2023: $nil; 2022: reversal of $17m relating to software development costs).

The tables below show the costs that have been charged in respect of restructuring programmes by cost category and type. Severance provisions are detailed in Note 21.

	2024	2023	2022
	$m	$m	$m
Cost of sales	569	109	266
Distribution expense	–	–	2
Research and development expense	275	212	111
Selling, general and administrative expense	312	207	405
Other operating income and expense	(2)	(61)	(67)
Total charge	1,154	467	717

	2024	2023	2022
	$m	$m	$m
Severance costs	213	57	187
Accelerated depreciation and impairment charges	64	68	135
Other[1]	877	342	395
Total charge	1,154	467	717

1	Other costs are those incurred in designing and implementing the Group’s various restructuring initiatives. In 2024, Other costs included $480m for inventory and related product provisions related to Andexxa following the decision to cease promotional activities. Other costs also include the costs of integrating systems, structure and processes as part of the PAAGR, costs relating to the Alexion acquisition, internal project costs and external service fees.

Financial instruments

Included within Operating profit are the following net gains and losses on financial instruments:

	2024	2023	2022
	$m	$m	$m
(Losses)/gains on forward foreign exchange contracts	(81)	42	150
Losses on receivables and payables	(143)	(260)	(203)
Total	(224)	(218)	(53)

Impairment charges

Details of impairment charges for 2024, 2023 and 2022 are included in Notes 7, 8 and 10.

3 Finance income and expense

	2024	2023	2022
	$m	$m	$m
Finance income
Returns on deposits and equity securities	339	291	78
Fair value gains on debt and interest rate swaps	113	43	14
Interest income on income tax balances	6	10	3
Total	458	344	95
Finance expense
Interest on debt, leases and other financing costs	(1,391)	(1,132)	(889)
Net interest on post-employment defined benefit plan net liabilities (Note 22)	(50)	(38)	(29)
Net exchange losses	(42)	(34)	(16)
Discount unwind on contingent consideration arising from business combinations (Note 20)	(113)	(132)	(168)
Discount unwind on other long-term liabilities[1]	(116)	(200)	(216)
Fair value losses on debt and interest rate swaps	(18)	(3)	–
Interest expense on income tax balances	(12)	(87)	(28)
Total	(1,742)	(1,626)	(1,346)
Net finance expense	(1,284)	(1,282)	(1,251)

1	Included within Discount unwind on other long-term liabilities is $nil relating to the Acerta Pharma share purchase liability (2023: $55m; 2022: $108m) and the discount unwind of other payables of $91m (2023: $100m; 2022: $nil) that have arisen from intangible asset additions, see Note 20 for further details.

There was no interest capitalised during the year.

Financial instruments

Included within Finance income and expense are the following net gains and losses on financial instruments:

	2024	2023	2022
	$m	$m	$m
Interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives	107	13	(9)
Interest and changes in carrying values of debt designated as hedged items in fair value hedges, net of derivatives	(38)	–	–
Interest and fair value changes on fixed and short-term deposits, equity securities, other derivatives and tax balances	306	177	54
Interest on debt, commercial paper, overdrafts and lease liabilities held at amortised cost	(1,251)	(1,004)	(837)

The Group held derivatives that economically hedged a debt instrument designated at fair value through profit or loss. Both the derivatives and debt instrument matured in 2023. The Interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives, includes the following amounts related to these matured instruments; derivatives $nil (2023: loss of $1m; 2022: loss of $25m); debt $nil (2023: gain of $7m; 2022: gain of $26m).

4 Taxation

Taxation charge/(credit) recognised in the Consolidated Statement of Comprehensive Income is as follows:

	2024	2023	2022
	$m	$m	$m
Current tax
Current year	2,314	2,417	1,823
Pillar Two income tax charge	238	–	–
Adjustment to prior years	(107)	28	(187)
Total	2,445	2,445	1,636
Deferred tax
Origination and reversal of temporary differences	(818)	(1,473)	(2,563)
Adjustment to prior years	23	(34)	135
Total	(795)	(1,507)	(2,428)
Taxation charge/(credit) recognised in the profit for the year	1,650	938	(792)

Taxation (charge)/credit recognised in Other comprehensive income is as follows:

	2024	2023	2022
	$m	$m	$m
Current and deferred tax
Items that will not be reclassified to profit and loss:
Remeasurement of the defined benefit liability	(23)	102	(231)
Equity investments measured at fair value through Other comprehensive income	(20)	(1)	15
Total	(43)	101	(216)
Items that may be reclassified subsequently to profit and loss:
Foreign exchange arising on designated liabilities in net investment hedges	28	(24)	73
Fair value movement on cash flow hedges	(3)	12	–
Total	25	(12)	73
Taxation (charge)/credit recognised in Other comprehensive income	(18)	89	(143)

The reported tax rate in the year was 19%.

The income tax paid for the year was $2,750m.

Taxation has been provided at current rates on the profits earned for the years covered by the Group Financial Statements. The 2024, 2023 and 2022 prior year current tax adjustments relate mainly to tax accrual to tax return adjustments and updates to provisions for tax contingencies.

The 2024 prior year deferred tax adjustment relates mainly to tax accrual to tax return adjustments and updates to provisions for tax contingencies. The 2023 prior year deferred tax adjustment relates mainly to tax accrual to tax return adjustments and adjustments to the recognition of deferred tax assets. The 2022 prior year deferred tax adjustments relate mainly to tax accrual to tax return adjustments and updates to provisions for tax contingencies.

To the extent that dividends remitted from overseas subsidiaries, joint ventures and associates are expected to result in additional taxes, appropriate amounts have been provided for. Unremitted earnings or differences in the carrying value and tax basis of investments may be liable to additional taxes if distributed as dividends or on a liquidation event. Deferred tax is provided for such differences in relation to Group entities where management is intending to remit earnings in the foreseeable future. The aggregate amount of gross temporary differences associated with investments in subsidiaries, partnerships and branches for which deferred tax liabilities have not been recognised totalled approximately $7,586m at 31 December 2024, $3,585m of which has a corresponding deductible temporary difference of the same gross value which is not recognised as it is not probable of reversing in the foreseeable future but on which different tax rates apply.

Factors affecting future tax charges

As a group with worldwide operations, AstraZeneca is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms.

Tax reconciliation to UK statutory rate

The table below reconciles the UK statutory tax charge to the Group’s total tax charge/(credit):

	2024	2023	2022
	$m	$m	$m
Profit before tax	8,691	6,899	2,501
Notional taxation charge at UK corporation tax rate of 25% (2023: 23.5%; 2022: 19%)	2,173	1,621	475
Differences in effective overseas tax rates[1]	(60)	(224)	(59)
Deferred tax credit relating to change in tax rates[2]	(24)	(66)	(108)
Unrecognised deferred tax asset[3]	104	341	68
Items not deductible for tax purposes	64	46	90
Intellectual Property incentive regimes	(561)	(367)	(265)
Pillar Two income taxes	238	–	–
Other items[4]	(200)	(406)	(941)
Adjustments to prior periods[5]	(84)	(7)	(52)
Total tax charge/(credit) for the year	1,650	938	(792)

1	Includes the impact of the reversal of a $1.9bn deferred tax liability that was recognised in a previous business combination (31 December 2024: $0.5bn) and originated in goodwill. Some of this liability reverses in an intellectual property incentive regime and gives rise to a post-acquisition benefit to the tax charge that is not material year-on-year. Determining the cumulative post-acquisition benefit over the life of the asset involves estimates and judgements as the amount of income that qualifies for the intellectual property incentive regime varies. The actual tax rates applied over the life of the asset are expected to be a blend between the Dutch statutory tax rate and intellectual property incentive regime rate.
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
4Other items in 2024 includes a net credit following internal transfers of assets. Other items in 2023 include a favourable adjustment of $828m to deferred taxes arising from a UK company undertaking an intragroup purchase of certain intellectual property offset by a charge of $422m mainly relating to updates to tax liabilities following progress of reviews by tax authorities, administrative appeal processes and adjustments arising on expiry of the relevant statute of limitations (see Note 30 for more details). Other items in 2022 includes a one-time favourable net adjustment of $876m to deferred taxes arising from an internal reorganisation to integrate the Alexion organisation which took place in 2022 and a credit of $65m relating to the reduction of tax liabilities arising from adjustments on expiry of the relevant statute of limitations.
5Further details explaining the adjustments in respect of prior years are set out above.

AstraZeneca is domiciled in the UK but operates in other countries where the tax rates and laws are different to those in the UK. The impact on differences in effective overseas tax rates on the Group’s overall tax charge is noted above. Profits arising from our manufacturing operation in Puerto Rico are granted special status and are taxed at a reduced rate compared with the normal rate of tax in that territory under a tax incentive grant continuing until 2031. The Group receives intellectual property incentives in certain jurisdictions, resulting in a reduction to the tax charge in the Consolidated Statement of Comprehensive Income of $561m in 2024.

Deferred tax

The total movement in the net deferred tax balance in the year was $168m. The movements are as follows:

	Intangibles,		Elimination of			Losses and
	Property, plant		unrealised profit	Untaxed		tax credits	Accrued
	and equipment		on inventory	reserves	[1]	carried forward	expenses	Other	[2]	Total
	$m		$m	$m		$m	$m	$m		$m
Net deferred tax balance at 1 January 2022	(5,480)		1,861	(862)		1,518	85	1,002		(1,876)
Income statement[3]	1,414		274	38		(126)	778	50		2,428
Other comprehensive income	72		–	–		–	–	(215)		(143)
Equity	–		–	–		–	–	38		38
Exchange	63		(111)	108		(134)	17	(71)		(128)
Net deferred tax balance at 31 December 2022	(3,931)		2,024	(716)		1,258	880	804		319
Income statement[3]	1,518		426	96		(308)	(23)	(202)		1,507
Other comprehensive income	(16)		–	–		–	–	83		67
Equity	–		–	–		–	–	(21)		(21)
Additions and disposals	(24)		–	–		50	–	(1)		25
Exchange	(38)		(64)	(40)		106	32	(19)		(23)
Net deferred tax balance at 31 December 2023	(2,491)		2,386	(660)		1,106	889	644		1,874
Income statement	803		238	(186)		36	74	(170)		795
Other comprehensive income	34		–	–		–	–	(42)		(8)
Equity	–		–	–		–	–	(28)		(28)
Additions and disposals	(605)		–	–		127	2	(1)		(477)
Exchange	93		(152)	68		(70)	(40)	(13)		(114)
Net deferred tax balance at 31 December 2024⁴	(2,166)	[5]	2,472	(778)		1,199	925	390		2,042

1	Untaxed reserves relate to taxable profits where the tax liability is deferred to later periods.
2The Group revised its presentation of deferred taxes on pension and post-retirement benefits in 2024 to present this within Other.
3The Income statement movement in 2023 includes $828m arising from a UK company undertaking an intragroup purchase of certain intellectual property. The Income statement movement in 2022 includes the aforementioned net adjustment to deferred taxes of $876m arising on the internal legal entity reorganisation to integrate the Alexion organisation, the majority of which arises on Intangibles, Property, plant and equipment.
4The Group recognises deferred tax assets to the extent that there are either taxable temporary differences or that it is probable that sufficient future taxable profits will arise, against which these deductible temporary differences can be utilised. The US includes a net deferred tax asset of $122m and the UK includes a net deferred tax asset of $1,597m as at 31 December 2024 which includes tax losses and other deductible temporary differences. The Group has performed an assessment of recovery of deferred tax assets and for these respective entities, the Group has forecasted future taxable profits and considers that it is probable that sufficient future taxable profits will arise against which these deductible temporary differences can be utilised. In arriving at these forecasts, the Group has reviewed the Group-level budgets and forecasts and the ability of those entities to generate future income from developing and commercialising products, including local tax laws and the scheduling of reversal of deductible temporary differences. Deferred tax assets are recognised on the basis there is sufficient forecast future taxable profits arising from the performance of on-market products and pipeline assets, including Imfinzi. For the UK, losses are forecast to be utilised within five years. For the US, recognised deferred taxes on losses and other items are forecast to be utilised within 10 years. It is considered that these sources of income are sufficiently predictable or diversified to support these recognition periods. A sensitivity assessment has been performed which shows that a change in profit of 10% results in an immaterial adjustment to the amount of deferred tax asset recognised. Assessing the availability of future taxable income to support recognition of deferred tax assets relies upon our Group forecasts and changes in these Group forecasts will impact the recoverability of deferred tax assets. To the extent that there are neither taxable temporary differences nor sufficient taxable profits, no deferred tax asset is recognised and details of unrecognised deferred tax assets are included in the table below.
5Includes deferred tax assets of $384m on liabilities in respect of intangibles and $221m on lease liabilities in respect of right-of-use assets.

The net deferred tax balance, before the offset of balances within countries, consists of:

	Intangibles,	Elimination of		Losses and
	Property, plant	unrealised profit	Untaxed	tax credits	Accrued
	and equipment	on inventory	reserves	carried forward	expenses	Other	[1]	Total
	$m	$m	$m	$m	$m	$m		$m
Deferred tax assets at 31 December 2022	1,499	2,048	–	1,274	1,005	885		6,711
Deferred tax liabilities at 31 December 2022	(5,430)	(24)	(716)	(16)	(125)	(81)		(6,392)
Net deferred tax balance at 31 December 2022	(3,931)	2,024	(716)	1,258	880	804		319
Deferred tax assets at 31 December 2023	1,883	2,386	–	1,141	1,011	801		7,222
Deferred tax liabilities at 31 December 2023	(4,374)	–	(660)	(35)	(122)	(157)		(5,348)
Net deferred tax balance at 31 December 2023	(2,491)	2,386	(660)	1,106	889	644		1,874
Deferred tax assets at 31 December 2024	1,781	2,472	–	1,221	1,039	688		7,201
Deferred tax liabilities at 31 December 2024	(3,947)	–	(778)	(22)	(114)	(298)		(5,159)
Net deferred tax balance at 31 December 2024	(2,166)	2,472	(778)	1,199	925	390		2,042

1	The Group revised its presentation of deferred taxes on pension and post-retirement benefits in 2024 to present this within Other.

Analysed in the Consolidated Statement of Financial Position, after offset of balances within countries, as follows:

	2024	2023	2022
	$m	$m	$m
Deferred tax assets	5,347	4,718	3,263
Deferred tax liabilities	(3,305)	(2,844)	(2,944)
Net deferred tax balance	2,042	1,874	319

Unrecognised deferred tax assets

Deferred tax assets (DTA) of $1,523m (2023: $1,251m; 2022: $807m) have not been recognised in respect of deductible temporary differences because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

	2024	2024	2023	2023	2022	2022
	Temporary	Unrecognised	Temporary	Unrecognised	Temporary	Unrecognised
	differences	DTA	differences	DTA	differences	DTA
	$m	$m	$m	$m	$m	$m
Temporary differences expiring:
Within 10 years	161	37	87	22	104	26
More than 10 years	217	46	153	32	153	32
Indefinite	3,883	816	2,788	595	686	163
	4,261	899	3,028	649	943	221
Tax credits and State tax losses expiring:
Within 10 years		162		152		115
More than 10 years		373		363		384
Indefinite		89		87		87
		624		602		586
Total		1,523		1,251		807

5 Earnings per $0.25 Ordinary Share

	2024	2023	2022
Profit for the year attributable to equity holders ($m)	7,035	5,955	3,288
Basic earnings per Ordinary Share	$4.54	$3.84	$2.12
Diluted earnings per Ordinary Share	$4.50	$3.81	$2.11
Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,550	1,549	1,548
Dilutive impact of share options outstanding (millions)	13	13	12
Diluted weighted average number of Ordinary Shares in issue (millions)	1,563	1,562	1,560

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

In assessing performance, the SET reviews financial information on an integrated basis for the Group as a whole, substantially in the form of, and on the same basis as, the Group’s IFRS Financial Statements. The high upfront cost of discovering and developing new products, coupled with the relatively insignificant and stable unit cost of production, means that there is not the clear link that exists in many manufacturing businesses between the revenue generated on an individual product sale and the associated cost and hence margin generated on a product. Consequently, the profitability of individual drugs or classes of drugs is not considered a key measure of performance for the business and is not monitored by the SET. The focus of additional financial information reviewed is at brand sales and Gross Margin level within specific geographies. Expenditure analysis is completed for the science units, operations and enabling functions; there is no allocation of these centrally-managed Group costs to the individual product or brands. The bonus of SET members’ continues to be derived from the Group scorecard outcome as discussed in our Directors’ Remuneration Report.

3 How resources are allocated:

Resources are allocated on a Group-wide basis according to need. In particular, capital expenditure, in-licensing, and R&D resources are allocated between activities on merit, based on overall therapeutic considerations and strategy under the aegis of the Group’s Early-Stage Product Committees and Late-Stage Product Committees.

Geographic areas

The following table shows information for Total Revenue by geographic area and material countries. Product Sales by geographic area are included in the country/region where the legal entity resides and from which those sales were made. The additional tables show the Operating profit and Profit before tax made by companies located in that area, together with Non-current assets, Total assets, Assets acquired, Net operating assets, and Property, plant and equipment owned by the same companies.

			Total Revenue
	2024	2023	2022
	$m	$m	$m
UK	4,740	3,368	3,117

Rest of Europe
France	1,283	1,152	1,107
Germany	2,524	2,099	1,902
Italy	949	813	735
Spain	994	847	738
Sweden	2,290	1,704	1,721
Others	3,663	3,110	2,706
	11,703	9,725	8,909
The Americas
Canada	937	967	1,166
US	21,806	18,121	17,278
Others	2,246	1,683	1,175
	24,989	20,771	19,619
Asia, Africa & Australasia
Australia	439	390	571
China	6,419	5,872	5,743
Japan	3,452	3,640	3,986
Others	2,331	2,045	2,406
	12,641	11,947	12,706
Total Revenue	54,073	45,811	44,351

Total Revenue outside of the UK totalled $49,333m for the year ended 31 December 2024 (2023: $42,443m; 2022: $41,234m).

		Operating profit/(loss)			Profit/(loss) before tax
	2024	2023	2022	2024	2023	2022
	$m	$m	$m	$m	$m	$m
UK	2,680	665	1,120	1,349	(577)	272
Rest of Europe	5,924	4,885	2,945	6,057	4,999	2,709
The Americas	423	1,495	(954)	318	1,328	(1,140)
Asia, Africa & Australasia	976	1,148	646	967	1,149	660
Continuing operations	10,003	8,193	3,757	8,691	6,899	2,501

		Non-current assets		[1,2]			Total assets
	2024	2023	2022		2024	2023	2022
	$m	$m	$m		$m	$m	$m
UK	8,699	8,626	8,208		20,139	19,616	16,786
Rest of Europe	30,654	32,905	34,301		37,884	40,638	40,669
The Americas	28,730	26,524	25,425		38,544	34,754	32,990
Asia, Africa & Australasia	2,181	910	929		7,468	6,111	6,038
Continuing operations	70,264	68,965	68,863		104,035	101,119	96,483

			Assets acquired	[3]		Net operating assets		[4]
	2024	2023	2022		2024	2023	2022
	$m	$m	$m		$m	$m	$m
UK	582	812	2,301		7,173	5,275	3,863
Rest of Europe	2,225	1,770	522		30,852	32,920	32,726
The Americas	3,925	1,925	421		24,501	22,746	23,290
Asia, Africa & Australasia	1,394	117	51		2,602	1,405	1,895
Continuing operations	8,126	4,624	3,295		65,128	62,346	61,774

1	Non-current assets exclude Deferred tax assets and Derivative financial instruments.
2	In 2023, the Group revised the presentation of Non-current assets to exclude certain financial assets and post-employment benefit assets which previously had been included in this disclosure. This resulted in a decrease in 2022 of $1,690m.
3	Included in Assets acquired are those assets that are expected to be used during more than one period (Property, plant and equipment, Goodwill and Intangible assets) and include those acquired through business combinations (Note 27).
4	Net operating assets exclude short-term investments, cash, short-term borrowings, loans, Derivative financial instruments, Retirement benefit obligations and non-operating receivables and payables.

		Property, plant and equipment
	2024	2023	2022
	$m	$m	$m
UK	2,847	2,831	2,526
Ireland	1,323	1,164	1,040
Sweden	1,692	1,678	1,472
US	2,856	2,371	2,176
Rest of the world	1,534	1,358	1,293
Continuing operations	10,252	9,402	8,507

Geographic markets

The table below shows Product Sales in each geographic market in which customers are located.

	2024	2023	2022
	$m	$m	$m
UK	1,314	978	996
Rest of Europe	10,686	8,201	7,503
The Americas	25,081	20,855	20,126
Asia, Africa & Australasia	13,857	13,755	14,373
Continuing operations	50,938	43,789	42,998

Product Sales are recognised when control of the goods has been transferred to a third party. A significant proportion of this is upon delivery of the products to wholesalers. One wholesaler (2023: one; 2022: one) individually represented greater than 10% of Product Sales. The value of Product Sales to this wholesaler was $7,567m (2023: $6,513m; 2022: $5,387m).

7 Property, plant and equipment

			Assets in	Total Property,
	Land and	Plant and	course of	plant and
	buildings	equipment	construction	equipment
	$m	$m	$m	$m
Cost
At 1 January 2022	6,377	7,903	2,728	17,008
Capital expenditure	5	19	1,042	1,066
Transfer of assets into use	226	683	(909)	–
Transfer of Assets held for sale (Note 18)	(434)	(293)	–	(727)
Disposals and other movements	(425)	(146)	28	(543)
Exchange adjustments	(309)	(610)	(236)	(1,155)
At 31 December 2022	5,440	7,556	2,653	15,649
Additions through business combinations (Note 27)	2	10	–	12
Capital expenditure	9	43	1,402	1,454
Transfer of assets into use	959	1,158	(2,117)	–
Disposals and other movements	(6)	(255)	(11)	(272)
Exchange adjustments	65	192	118	375
At 31 December 2023	6,469	8,704	2,045	17,218
Additions through business combinations (Note 27)	1	15	2	18
Capital expenditure	27	63	1,905	1,995
Transfer of assets into use	312	729	(1,041)	–
Disposals and other movements	(44)	(271)	(40)	(355)
Exchange adjustments	(185)	(386)	(82)	(653)
At 31 December 2024	6,580	8,854	2,789	18,223
Depreciation and impairment
At 1 January 2022	2,877	4,948	–	7,825
Depreciation charge for the year	286	566	–	852
Impairment charge/(reversal)	20	8	(28)	–
Transferred to Assets held for sale (Note 18)	(300)	(277)	–	(577)
Disposals and other movements	(227)	(188)	28	(387)
Exchange adjustments	(167)	(404)	–	(571)
At 31 December 2022	2,489	4,653	–	7,142
Depreciation charge for the year	241	492	–	733
Impairment charge	4	4	–	8
Disposals and other movements	(13)	(220)	–	(233)
Exchange adjustments	44	122	–	166
At 31 December 2023	2,765	5,051	–	7,816
Depreciation charge for the year	231	568	–	799
Impairment charge	–	(7)	49	42
Disposals and other movements	(39)	(252)	(49)	(340)
Exchange adjustments	(101)	(245)	–	(346)
At 31 December 2024	2,856	5,115	–	7,971
Net book value
At 31 December 2022	2,951	2,903	2,653	8,507
At 31 December 2023	3,704	3,653	2,045	9,402
At 31 December 2024	3,724	3,739	2,789	10,252

	2024	2023	2022
	$m	$m	$m
The net book value of land and buildings comprised:
Freeholds	3,329	2,976	2,555
Leaseholds	395	728	396

8 Leases

Right-of-use assets

				Total
	Land and	Motor		Right-of-use
	buildings	vehicles	Other	assets
	$m	$m	$m	$m
Cost
At 1 January 2022	1,133	321	33	1,487
Additions through business combinations (Note 27)	4	–	–	4
Additions – separately acquired	140	81	14	235
Disposals and other movements	(33)	(58)	(13)	(104)
Exchange adjustments	(62)	(15)	(2)	(79)
At 31 December 2022	1,182	329	32	1,543
Additions through business combinations (Note 27)	8	–	–	8
Additions – separately acquired	220	219	5	444
Disposals and other movements	(71)	(57)	(2)	(130)
Exchange adjustments	13	4	1	18
At 31 December 2023	1,352	495	36	1,883
Additions through business combinations (Note 27)	20	–	–	20
Additions – separately acquired	332	342	18	692
Disposals and other movements	(73)	(140)	(5)	(218)
Exchange adjustments	(43)	(33)	(2)	(78)
At 31 December 2024	1,588	664	47	2,299
Depreciation and impairment
At 1 January 2022	326	154	19	499
Depreciation charge for the year	160	80	6	246
Impairment charge	2	–	–	2
Disposals and other movements	(54)	(50)	(10)	(114)
Exchange adjustments	(23)	(8)	(1)	(32)
At 31 December 2022	411	176	14	601
Depreciation charge for the year	170	98	7	275
Impairment charge	14	–	–	14
Disposals and other movements	(53)	(61)	(2)	(116)
Exchange adjustments	7	2	–	9
At 31 December 2023	549	215	19	783
Depreciation charge for the year	183	151	9	343
Impairment charge	7	–	–	7
Disposals and other movements	(71)	(115)	(6)	(192)
Exchange adjustments	(22)	(14)	(1)	(37)
At 31 December 2024	646	237	21	904
Net book value
At 31 December 2022	771	153	18	942
At 31 December 2023	803	280	17	1,100
At 31 December 2024	942	427	26	1,395

Lease liabilities

	2024	2023	2022
	$m	$m	$m
The present value of lease liabilities is as follows:
Within one year	(339)	(271)	(228)
Later than one year and not later than five years	(825)	(657)	(549)
Later than five years	(288)	(200)	(176)
Total lease liabilities	(1,452)	(1,128)	(953)

The interest expense on lease liabilities included within Finance expense was $61m (2023: $33m; 2022: $24m).

The total cash outflow for leases in 2024 was $377m (2023: $301m; 2022: $268m).

The Group has entered into lease contracts that have not yet commenced. The nominal value of estimated future lease payments under these lease contracts approximates $1,515m as of 31 December 2024. Of this value, $1,348m relates to a property lease in the US which is expected to commence in 2026 with a lease term of 15 years.

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

9 Goodwill

	2024	2023	2022
	$m	$m	$m
Cost
At 1 January	20,361	20,131	20,311
Additions through business combinations (Note 27)	1,083	158	15
Exchange and other adjustments	(109)	72	(195)
At 31 December	21,335	20,361	20,131
Amortisation and impairment losses
At 1 January	313	311	314
Exchange and other adjustments	(3)	2	(3)
At 31 December	310	313	311
Net book value
At 31 December	21,025	20,048	19,820

Goodwill is tested for impairment at the operating segment level, this being the level at which goodwill is monitored for internal management purposes. As detailed in Note 6, the Group does not have multiple operating segments and is engaged in a single business activity of pharmaceuticals.

Recoverable amount is determined on a fair value less costs to sell basis using the market value of the Company’s outstanding Ordinary Shares. Our market capitalisation is compared to the book value of the Group’s net assets and this indicates a significant surplus at 31 December 2024 (and 31 December 2023 and 31 December 2022). No goodwill impairment was identified.

10 Intangible assets

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Cost
At 1 January 2022	66,590	2,611	1,432	70,633
Additions through business combinations (Note 27)	–	46	–	46
Additions – separately acquired	2,051	12	105	2,168
Disposals	(57)	(105)	(36)	(198)
Exchange and other adjustments	(1,799)	(122)	(106)	(2,027)
At 31 December 2022	66,785	2,442	1,395	70,622
Additions through business combinations (Note 27)	65	35	–	100
Additions – separately acquired	2,530	200	170	2,900
Disposals	(669)	–	(14)	(683)
Exchange and other adjustments	496	30	24	550
At 31 December 2023	69,207	2,707	1,575	73,489
Additions through business combinations (Note 27)	2,308	56	–	2,364
Additions – separately acquired	2,226	150	290	2,666
Disposals	(294)	–	(285)	(579)
Exchange and other adjustments	(964)	(13)	(50)	(1,027)
At 31 December 2024	72,483	2,900	1,530	76,913
Amortisation and impairment losses
At 1 January 2022	25,276	1,863	1,002	28,141
Amortisation for year	3,899	181	76	4,156
Impairment charges	236	82	–	318
Impairment reversals	(77)	–	(17)	(94)
Disposals	(55)	(105)	(20)	(180)
Exchange and other adjustments	(887)	(76)	(63)	(1,026)
At 31 December 2022	28,392	1,945	978	31,315
Amortisation for year	3,771	75	80	3,926
Impairment charges	434	–	–	434
Disposals	(667)	–	(12)	(679)
Exchange and other adjustments	336	41	27	404
At 31 December 2023	32,266	2,061	1,073	35,400
Amortisation for year	3,761	78	84	3,923
Impairment charges	1,577	3	2	1,582
Impairment reversals	(8)	–	–	(8)
Disposals	(286)	–	(283)	(569)
Exchange and other adjustments	(561)	(13)	(18)	(592)
At 31 December 2024	36,749	2,129	858	39,736
Net book value
At 31 December 2022	38,393	497	417	39,307
At 31 December 2023	36,941	646	502	38,089
At 31 December 2024	35,734	771	672	37,177

Other intangibles consist mainly of research and device technologies and the Alexion brand name. Included within Software development costs are assets currently in development that will commence amortisation when ready for use.

Included within Additions − separately acquired are amounts of $365m (2023: $625m; 2022: $1,135m), relating to deferred payments and other non-cash consideration for the acquisition of Product, marketing and distribution rights, which are not reflected in the current year Consolidated Statement of Cash Flows. Disposals include amounts related to fully amortised or impaired assets that are no longer in use by the Group.

Amortisation charges are recognised in the Consolidated Statement of Comprehensive Income as follows:

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Year ended 31 December 2022
Cost of sales	32	–	–	32
Research and development expense	–	30	–	30
Selling, general and administrative expense	3,867	151	76	4,094
Total	3,899	181	76	4,156
Year ended 31 December 2023
Cost of sales	32	–	–	32
Research and development expense	–	28	–	28
Selling, general and administrative expense	3,739	47	80	3,866
Total	3,771	75	80	3,926
Year ended 31 December 2024
Cost of sales	32	1	–	33
Research and development expense	3	22	–	25
Selling, general and administrative expense	3,726	55	84	3,865
Total	3,761	78	84	3,923

Net impairment charges are recognised in the Consolidated Statement of Comprehensive Income as follows:

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Year ended 31 December 2022
Research and development expense	95	–	–	95
Selling, general and administrative expense	64	82	(17)	129
Total	159	82	(17)	224
Year ended 31 December 2023
Research and development expense	417	–	–	417
Selling, general and administrative expense	17	–	–	17
Total	434	–	–	434
Year ended 31 December 2024
Research and development expense	1,065	–	–	1,065
Selling, general and administrative expense	504	3	2	509
Total	1,569	3	2	1,574

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

An asset’s recoverable amount is determined as the higher of an asset’s or CGU’s fair value less costs to sell or value in use, in both cases using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining period of expected economic benefit. Where the value in use approach is used, the post-tax risk-adjusted cash flows are discounted using AstraZeneca’s post-tax weighted average cost of capital (7.5% for 2024, 7.5% for 2023 and 7% for 2022) which is a nominal rate. There is no material difference in the approach taken to using pre-tax cash flows and a pre-tax rate compared to post-tax cash flows and a post-tax rate, as required by IAS 36 ‘Impairment of Assets’. Where fair value less costs to sell is used to determine recoverable value, the discount rate is assessed with reference to a market participant, this is not usually materially different to the AstraZeneca post-tax weighted average cost of capital of 7.5%. Intangible assets have been tested for impairment under the value in use basis at risk-adjusted post-tax discount rates ranging between 7.5% to 9.5%.

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

In 2024, the Group recorded impairment charges of $504m in respect of launched products. Following a strategic review of our portfolio priorities, a business decision was made to cease promotional activity for Andexxa resulting in impairment charges of $504m recorded against the Andexxa intangible asset under a value-in-use model applying a discount rate of 7.5% (revised carrying amount: $nil).

Impairment charges recorded against products in development totalled $1,073m. This included full impairments of vemircopan (ALXN2050) ($753m, acquired as part of the Alexion business combination in 2021), following outcome of research activities, and FPI-2059 ($165m, acquired as part of the Fusion business combination in 2024) due to portfolio prioritisation decisions. The remaining impairments of $155m relate to impairments of various products in development, due to either management’s decision to discontinue development as part of Group-wide portfolio prioritisation decisions, or due to the outcome of research activities.

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

The Group has performed an assessment on assets which have had impairments recorded in previous periods to determine if any reversals of impairments were required. Impairment reversals of $8m were recorded in 2024 against products in development. No impairment reversals were recorded in 2023. Impairment reversals of $94m were recorded in 2022, including $77m in respect of products in development.

When launched products are partially impaired, the carrying values of these assets in future periods are particularly sensitive to changes in forecast assumptions, including those assumptions set out above, as the asset is impaired down to its recoverable amount.

Significant assets

	Carrying	Remaining
	value	amortisation
	$m	period
C5 franchise (Soliris/Ultomiris) intangible assets arising from the acquisition of Alexion	12,667	3 to 11 years
Intangible assets arising from the acquisition of Acerta Pharma	3,853	8 years
Strensiq, Kanuma intangible assets arising from the acquisition of Alexion	3,221	8 to 14 years
Enhertu intangible assets acquired from Daiichi Sankyo	2,534	9 years
Intangible asset products in development arising from the acquisition of Alexion[1]	1,913	Not amortised
Intangible assets arising from the acquisition of ZS Pharma	1,548	7 years
Intangible asset products in development arising from the acquisition of Fusion[1]	1,161	Not amortised
Intangible asset products in development arising from the acquisition of Gracell[1]	983	Not amortised
Datroway intangible assets acquired from Daiichi Sankyo[1]	974	Not amortised
Baxdrostat intangible asset acquired from CinCor[1]	790	Not amortised
Intangible asset products in development arising from the acquisition of Amolyt[1]	768	Not amortised
Intangible asset products in development arising from the acquisition of Icosavax[1]	639	Not amortised
Airsupra intangible asset	500	10 years
Intangible assets arising from the restructuring of a historical joint venture with MSD	375	2 to 5 years
Monalizumab intangible assets acquired from Innate Pharma[1]	364	Not amortised
Intangible assets arising from the acquisition of Pearl Therapeutics	309	4 to 5 years
Rare disease portfolio assets acquired from Pfizer[1]	300	Not amortised

1	Assets in development are not amortised but are tested annually for impairment.

In 2024, the intangible assets recognised on acquisition of Amolyt and Icosavax were separately assessed under the optional concentration test in IFRS 3 ‘Business Combinations’ and were individually determined to be asset acquisitions, as substantially all of the value of the gross assets acquired in each transaction was concentrated in these single assets.

The intangible asset baxdrostat recognised on acquisition of CinCor in 2023 was assessed under the optional concentration test in IFRS 3 and was determined to be an asset acquisition, as substantially all of the value of the gross assets acquired was concentrated in this single asset.

The acquisition of Pfizer’s pre-clinical rare disease gene therapy portfolio in 2023 was assessed under IFRS 3 and the transaction was treated as an asset acquisition.

11 Investments in associates and joint ventures

	2024	2023	2022
	$m	$m	$m
At 1 January	147	76	69
Additions	158	80	26
Share of after tax losses	(28)	(12)	(5)
Exchange and other adjustments	(9)	3	(14)
At 31 December	268	147	76

On 22 May 2024, AstraZeneca entered into an agreement with Fuse Biosciences (Cayman) Limited to acquire equity. Under the terms of the agreement, AstraZeneca contributed $11m in initial funds, holds 25% board representation, and holds a 18.75% interest in the associate entity.

On 1 November 2023, AstraZeneca entered into an agreement with Cellectis, a clinical-stage biotechnology company, to accelerate the development of next generation therapeutics in areas of high unmet medical need, including oncology, immunology and rare diseases. Under the terms of the agreement, AstraZeneca contributed $80m in funds for a 22% interest in the associate entity. On 22 May 2024, a further contribution of $140m was made for a further 22% interest. AstraZeneca holds a 44% interest in the associate entity.

On 29 January 2021, AstraZeneca entered into an agreement with IHP Holdings Limited to create and run an online platform (iHospital) offering consultations with physicians, repeat prescriptions and e-pharmacy in China. The agreement resulted in the formation of a new entity, IHP HK Holdings Limited. AstraZeneca contributed $30m in initial funds and holds a 50% interest in the associate entity.

On 1 December 2020, AstraZeneca and China International Capital Corporation (CICC) entered into an agreement to set up a Global Healthcare Industrial Fund to drive healthcare system innovation by leveraging local capital and accelerating China-related innovation incubation. The agreement resulted in the formation of a new entity, Wuxi AstraZeneca-CICC Venture Capital Partnership (Limited Partnership). AstraZeneca holds a 22% interest in the associate entity and contributed $1m in initial funds in 2020, with contributions of $45m, $21m and $7m made in 2021, 2022 and 2024 respectively.

On 23 September 2021, AstraZeneca entered into an agreement with VaxEquity Limited (‘VaxEquity’) to collaborate and develop self-amplifying RNA technology with the aim of generating treatments for target diseases. AstraZeneca contributed $14m in initial funds and holds a 40% interest in the associate entity. On 13 April 2024, VaxEquity entered a voluntary liquidation process.

On 27 November 2017, AstraZeneca entered into a joint venture agreement with Chinese Future Industry Investment Fund (FIIF), to discover, develop and commercialise potential new medicines to help address unmet medical needs globally, and to bring innovative new medicines to patients in China more quickly. The agreement resulted in the formation of a joint venture entity based in China, Dizal (Jiangsu) Pharmaceutical Co., Ltd. Since its establishment, AstraZeneca has contributed $80m in cash to the joint venture entity and has a 26% interest in the joint venture.

On 1 December 2015, AstraZeneca entered into a joint venture agreement with Fujifilm Kyowa Kirin Biologics Co., Ltd. to develop a biosimilar using the combined capabilities of the two parties. The agreement resulted in the formation of a joint venture entity based in the UK, Centus Biotherapeutics Limited (‘Centus’). Since its establishment, AstraZeneca has contributed $135m in cash to the joint venture entity and has a 50% interest in the joint venture which has a carrying value of $nil (2023: $nil; 2022: $nil). On 7 May 2024 Centus was dissolved.

All investments are accounted for using the equity method. At 31 December 2024, unrecognised losses in associates and joint ventures totalled $177m (2023: $140m; 2022: $92m) which have not been recognised due to the investment carrying value reaching $nil value.

Aggregated summarised financial information for the associate and joint venture entities is set out below:

	2024	2023	2022
	$m	$m	$m
Non-current assets	577	424	290
Current assets	508	362	300
Total liabilities	(516)	(287)	(72)
Net assets	569	499	518
Amount attributable to AstraZeneca	131	85	91
Goodwill	152	52	–
Exchange adjustments	(15)	10	(15)
Carrying value of investments in associates and joint ventures	268	147	76

Joint contractual arrangements were entered into between AstraZeneca and Daiichi Sankyo; in March 2019 for the co-development and co-commercialisation of Enhertu and in July 2020 for the co-development and co-commercialisation of Datroway. Each party shares global pre-tax net income from the collaboration on a 50:50 basis (with the exception of Japan where Daiichi Sankyo maintains exclusive rights and AstraZeneca receives a royalty). The joint operation is not structured through a separate legal entity, and it operates from AstraZeneca and Daiichi Sankyo’s respective principal places of business.

12 Other investments

	2024	2023	2022
	$m	$m	$m
Non-current investments
Equity securities at fair value through Other comprehensive income	1,632	1,530	1,056
Fixed income securities at fair value through profit or loss	–	–	10
Total	1,632	1,530	1,066
Current investments
Fixed income securities at fair value through profit or loss	37	20	13
Cash collateral pledged to counterparties	129	102	162
Fixed deposits	–	–	64
Total	166	122	239

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

Fair value hierarchy

The table below analyses equity securities and bonds, contained within Other investments and carried at fair value, by valuation method. The different levels have been defined as follows:

>	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
>	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
>	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	2024	2024	2023	2023	2022	2022
	FVPL	FVOCI	FVPL	FVOCI	FVPL	FVOCI
	$m	$m	$m	$m	$m	$m
Level 1	37	1,279	20	1,217	13	880
Level 2	–	–	–	–	–	–
Level 3	–	353	–	313	10	176
Total	37	1,632	20	1,530	23	1,056

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

Equity securities that are analysed at Level 3 include investments in private biotech companies. In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusting as necessary for impairments and revaluations on new funding rounds, which approximates to fair value. Movements in Level 3 investments are detailed below:

	2024	2024	2023	2023	2022	2022
	FVPL	FVOCI	FVPL	FVOCI	FVPL	FVOCI
	$m	$m	$m	$m	$m	$m
At 1 January	–	313	10	176	–	104
Additions	–	56	–	127	10	32
Revaluations	–	(9)	3	14	–	50
Net transfers out from Level 3 to Level 1	–	–	–	–	–	(4)
Disposals	–	–	(13)	(8)	–	(5)
Impairments and exchange adjustments	–	(7)	–	4	–	(1)
At 31 December	–	353	–	313	10	176

13 Derivative financial instruments

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Interest rate swaps related to instruments designated at fair value through profit or loss[1]	–	1	–	–	1
Cross-currency swaps designated in a net investment hedge	55	–	–	(4)	51
Cross-currency swaps designated in a cash flow hedge	–	–	–	(160)	(160)
Forward FX designated in a cash flow hedge[2]	–	1	(13)	–	(12)
Other derivatives	19	85	(80)	–	24
31 December 2022	74	87	(93)	(164)	(96)

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Cross-currency swaps designated in a net investment hedge	100	–	–	(1)	99
Cross-currency swaps designated in a cash flow hedge	116	–	(30)	(37)	49
Forward FX designated in a cash flow hedge[2]	–	19	(4)	–	15
Other derivatives	12	97	(122)	–	(13)
31 December 2023	228	116	(156)	(38)	150

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Cross-currency swaps designated in a net investment hedge	148	–	–	–	148
Cross-currency swaps designated in a cash flow hedge	34	–	–	(71)	(37)
Cross-currency swaps designated in a fair value hedge	–	–	–	(44)	(44)
Forward FX designated in a cash flow hedge[2]	–	5	(1)	–	4
Other derivatives	–	49	(49)	–	–
31 December 2024	182	54	(50)	(115)	71

1	Interest rate swaps related to instruments designated at fair value through profit or loss matured in 2023.
2	Forward FX designated in a cash flow hedge relates to contracts hedging anticipated CNY, EUR, GBP, JPY and SEK transactions occurring in the quarter immediately after the balance sheet date.

All derivatives are held at fair value and fall within Level 2 of the fair value hierarchy as defined in Note 12, except for an equity warrant which falls within Level 3 (valued at $nil (2023: $12m; 2022: $19m), held within Non-current assets). None of the derivatives have been reclassified in the year. The equity warrant expired on 31 December 2024. Its value at that date was recorded as zero.

The fair value of interest rate swaps and cross-currency swaps is estimated using appropriate zero coupon curve valuation techniques to discount future contractual cash flows based on rates at the current year end.

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

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows:

			2024			2023			2022
Derivatives	0.6%	to	4.1%	0.1%	to	5.3%	0.1%	to	4.7%

14 Non-current other receivables

	2024	2023	2022
	$m	$m	$m
Prepayments	356	274	243
Accrued income	60	52	44
Retirement benefit scheme surpluses (Note 22)	99	92	90
Other receivables	415	385	458
Non-current other receivables	930	803	835

Other receivables include $nil (2023: $51m; 2022: $71m) owed by FibroGen, Inc. for promotional activity in China pursuant to the roxadustat collaboration.

15 Inventories

	2024	2023	2022
	$m	$m	$m
Raw materials and consumables	1,489	1,531	1,422
Inventories in process	2,282	2,325	1,864
Finished goods and goods for resale	1,517	1,568	1,413
Inventories	5,288	5,424	4,699

The Group recognised $7,001m (2023: $6,038m; 2022: $9,618m) of inventories as an expense within Cost of sales during the year.

Inventory write-downs in the year amounted to $664m (2023: $574m; 2022: $479m), principally arising from the reassessment of usage or demand expectations prior to inventory expiration. Inventory write-downs in the year included $407m in relation to Andexxa following the decision to cease promotional activities.

16 Current trade and other receivables

	2024	2023	2022
	$m	$m	$m
Trade receivables	8,335	8,452	7,271
Less: Expected credit loss provision (Note 28)	(33)	(45)	(59)
	8,302	8,407	7,212
Other receivables	1,579	1,639	1,659
Prepayments	1,737	1,617	1,329
Government grants receivable	25	11	25
Accrued income	1,329	452	296
Trade and other receivables	12,972	12,126	10,521

Trade receivables include $667m (2023: $1,977m; 2022: $2,470m) measured at FVOCI classified ‘hold to collect and sell’ as they are due from customers that the Group has the option to factor, or relate to bank acceptance drafts received in settlement of trade receivables per common practice in China.

All other financial assets included within Current trade and other receivables are held at amortised cost with carrying value being a reasonable approximation of fair value.

17 Cash and cash equivalents

	2024	2023	2022
	$m	$m	$m
Cash at bank and in hand	1,215	1,325	1,411
Short-term deposits	4,273	4,515	4,755
Cash and cash equivalents	5,488	5,840	6,166
Unsecured bank overdrafts	(59)	(203)	(183)
Cash and cash equivalents in the Consolidated Statement of Cash Flows	5,429	5,637	5,983

AstraZeneca invests in constant net asset value funds, low-volatility net asset value funds and short-term variable net asset value funds with same day access for subscription and redemption. These investments fail the ‘solely payments of principal and interest’ test criteria under IFRS 9 ‘Financial Instruments’. They are therefore measured at FVPL, although the fair value is materially the same as amortised cost.

Non-cash and other movements, within operating activities in the Consolidated Statement of Cash Flows, includes:

	2024	2023	2022
	$m	$m	$m
Share-based payments charge for the period	660	579	619
Settlement of share plan awards	(618)	(650)	(592)
Pension contributions	(166)	(188)	(205)
Pension charges recorded in operating profit	86	55	101
Long-term provision charges recorded in operating profit	106	460	87
Loss/(gain) on disposal of tangible assets	4	(41)	(112)
Update to the contractual relationships for Beyfortus	–	(729)	–
Foreign exchange and other[1]	(193)	128	(590)
Total operating activities non-cash and other movements	(121)	(386)	(692)

1	Foreign exchange and other includes, among other items, the foreign exchange of inter-company transactions, including dividends, across Group entities and the related impact from hedging those transactions.

18 Assets held for sale

Assets held for sale amount to $nil (2023: $nil; 2022: $150m).

In 2022, Assets held for sale comprised Property, plant and equipment assets relating to the West Chester site in Ohio, US. The transaction closed on 30 January 2023.

19 Interest-bearing loans and borrowings

		Repayment	2024	2023	2022
		dates	$m	$m	$m
Current liabilities
Bank overdrafts		On demand	59	203	183
Other short-term borrowings excluding overdrafts			90	97	78
Collateral received from derivative counterparties			181	215	89
Lease liabilities			339	271	228
0.3% Callable bond	US dollars	2023	–	–	1,399
2023 Floating bank loan	US dollars	2023	–	–	2,000
Floating rate notes	US dollars	2023	–	–	400
3.5% Callable bond	US dollars	2023	–	–	849
7% Guaranteed debentures	US dollars	2023	–	–	294
0.75% Callable bond	euros	2024	–	995	–
0.7% Callable bond	US dollars	2024	–	1,600	–
2024 Floating rate bank loans	US dollars	2024	–	2,000	–
3.375% Callable bond	US dollars	2025	1,997	–	–
Other loans		Within one year	10	19	22
Total			2,676	5,400	5,542
Non-current liabilities
Lease liabilities			1,113	857	725
0.75% Callable bond	euros	2024	–	–	957
0.7% Callable bond	US dollars	2024	–	–	1,598
2024 Floating bank loans	US dollars	2024	–	–	1,998
3.375% Callable bond	US dollars	2025	–	1,994	1,992
0.7% Callable bond	US dollars	2026	1,198	1,196	1,195
1.2% Callable bond	US dollars	2026	1,249	1,248	1,246
4.8% Callable bond	US dollars	2027	1,247	–	–
3.625% Callable bond	euros	2027	780	829	–
3.125% Callable bond	US dollars	2027	748	747	746
4.875% Callable bond	US dollars	2028	1,096	1,095	–
1.25% Callable bond	euros	2028	829	879	845
1.75% Callable bond	US dollars	2028	1,247	1,246	1,245
4% Callable bond	US dollars	2029	996	995	995
4.85% Callable bond	US dollars	2029	1,246	–	–
0.375% Callable bond	euros	2029	829	881	846
4.9% Callable bond	US dollars	2030	646	645	–
3.121% Callable bond	euros	2030	682	–	–
1.375% Callable bond	US dollars	2030	1,295	1,294	1,293
4.9% Callable bond	US dollars	2031	994	–	–
2.25% Callable bond	US dollars	2031	747	747	747
5.75% Non-callable bond	pound sterling	2031	438	444	420
3.75% Callable bond	euros	2032	778	827	–
4.875% Callable bond	US dollars	2033	497	497	–
3.278% Callable bond	euros	2033	786	–	–
5% Callable bond	US dollars	2034	1,489	–	–
6.45% Callable bond	US dollars	2037	2,727	2,725	2,724
4% Callable bond	US dollars	2042	989	989	988
4.375% Callable bond	US dollars	2045	982	981	981
4.375% Callable bond	US dollars	2048	738	738	737
2.125% Callable bond	US dollars	2050	487	487	487
3% Callable bond	US dollars	2051	735	735	735
Other loans	US dollars		31	146	190
Total			27,619	23,222	23,690
Total interest-bearing loans and borrowings[1]			30,295	28,622	29,232

1	All loans and borrowings above are unsecured. In previous years, there were current (2023: $nil; 2022: $22m) and non-current (2023: $nil; 2022: $181m) secured loans, both included within Other loans.

	Total	Total	Total
	loans and	loans and	loans and
	borrowings	borrowings	borrowings
	2024	2023	2022
	$m	$m	$m
At 1 January	28,622	29,232	30,781
Changes from financing cash flows
Issue of loans and borrowings	6,492	3,816	–
Repayment of loans and borrowings	(4,652)	(4,942)	(1,271)
Movement in short-term borrowings	(31)	161	74
Repayment of obligations under leases	(316)	(268)	(244)
Total changes in cash flows arising on financing activities from borrowings	1,493	(1,233)	(1,441)
Movement in overdrafts	(144)	20	(85)
New lease liabilities	710	444	253
Additions through business combinations	12	–	5
Exchange	(361)	187	(287)
Other movements	(37)	(28)	6
At 31 December	30,295	28,622	29,232

Also included within Cash flows from financing activities within the Consolidated Statement of Cash Flows is a $833m cash outflow (2023: $867m; 2022: $920m) related to the Acerta Pharma share purchase liability which has a closing liability at 31 December 2024 of $nil (2023: $833m; 2022: $1,646m) within Trade and other payables (see Note 20).

Set out below is a comparison by category of carrying values and fair values of all the Group’s interest-bearing loans and borrowings:

	Instruments		Instruments		Instruments			Total
	designated		designated in		designated in		Amortised	carrying	Fair
	at fair value	[1]	cash flow hedge	[2]	fair value hedge	[3]	cost	value	value
	$m		$m		$m		$m	$m	$m
2022
Overdrafts	–		–		–		183	183	183
Lease liabilities due within one year	–		–		–		228	228	228
Lease liabilities due after more than one year	–		–		–		725	725	725
Loans and borrowings due within one year	294		–		–		4,837	5,131	5,105
Loans and borrowings due after more than one year	–		1,802		–		21,163	22,965	21,657
Total at 31 December 2022	294		1,802		–		27,136	29,232	27,898
2023
Overdrafts	–		–		–		203	203	203
Lease liabilities due within one year	–		–		–		271	271	271
Lease liabilities due after more than one year	–		–		–		857	857	857
Loans and borrowings due within one year	–		995		–		3,931	4,926	4,887
Loans and borrowings due after more than one year	–		2,535		–		19,830	22,365	21,769
Total at 31 December 2023	–		3,530		–		25,092	28,622	27,987
2024
Overdrafts	–		–		–		59	59	59
Lease liabilities due within one year	–		–		–		339	339	339
Lease liabilities due after more than one year	–		–		–		1,113	1,113	1,113
Loans and borrowings due within one year	–		–		–		2,278	2,278	2,263
Loans and borrowings due after more than one year	–		2,387		1,468		22,651	26,506	25,405
Total at 31 December 2024³	–		2,387		1,468		26,440	30,295	29,179

1	Instruments designated at FVPL include the US dollar 7% guaranteed debentures which matured on 15 November 2023.
2Instruments designated in cash flow hedges are our euro 900m 0.75% 2024 Callable bond which matured in 2024, our euro 750m 3.625% 2027 Callable bond, our euro 800m 1.25% 2028 Callable bond, and our euro 750m 3.75% 2032 Callable bond.
3Instruments designated in fair value hedges are our euro 650m 3.121% 2030 Callable bond, and our euro 750m 3.278% 2033 Callable bond.

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

The cumulative adjustment to the carrying value of bonds designated in a fair value hedge relationship in the year was an increase in the liability of $16m. A loss of $2m was made during the year on the fair value of bonds designated in a fair value hedge, due to increased credit risk. Under IFRS 9 ‘Financial Instruments’, the Group records the component of fair value changes relating to the component of own credit risk through Other comprehensive income. Changes in credit risk had no material effect on any other financial assets and liabilities recognised at fair value in the Group Financial Statements. The change in fair value attributable to changes in credit risk is calculated as the change in fair value not attributable to market risk.

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows:

			2024			2023				2022
Loans and borrowings	2.0%	to	2.9%	n/a	to	n/a	[1]	4.3%	to	4.9%

1	All bonds designated as FVPL in 2023 matured prior to the reporting date.

20 Trade and other payables

	2024	2023	2022
	$m	$m	$m
Current liabilities
Trade payables	3,640	3,267	2,550
Value-added and payroll taxes and social security	401	492	468
Rebates, chargebacks, returns and other revenue accruals	7,805	7,817	6,078
Clinical trial accruals	1,419	1,424	1,417
Other accruals	6,463	6,112	5,551
Collaboration Revenue contract liabilities	7	7	12
Vaccine contract liabilities	119	142	169
Deferred government grant income	–	–	1
Contingent consideration	1,170	966	757
Acerta Pharma share purchase liability	–	833	867
Other payables	1,441	1,314	1,170
Total	22,465	22,374	19,040
Non-current liabilities
Accruals	65	36	37
Collaboration Revenue contract liabilities	–	7	14
Contingent consideration	581	1,171	1,465
Acerta Pharma share purchase liability	–	–	779
Other payables	1,124	1,446	1,975
Total	1,770	2,660	4,270

Included within Rebates, chargebacks, returns and other revenue accruals are contract liabilities of $114m (2023: $102m; 2022: $87m). The revenue recognised in the year from opening contract liabilities is $96m, comprising $89m relating to other revenue accruals and $7m Collaboration Revenue contract liabilities. The major markets with Rebates, chargebacks, returns and other revenue accruals are the US where the liability at 31 December 2024 amounted to $4,978m (2023: $5,116m; 2022: $3,961m), of which Rare Disease comprises $240m (2023: $190m; 2022: $139m), and China where the liability at 31 December 2024 amounted to $532m (2023: $567m; 2022: $579m).

Trade payables includes $105m (2023: $123m; 2022: $67m) due to suppliers that have signed up to a supply chain financing programme, under which the suppliers can elect on an invoice-by-invoice basis to receive a discounted early payment from the relationship bank rather than being paid in line with the agreed payment terms. If the option is taken, the Group’s liability is assigned by the supplier to be due to the relationship bank rather than the supplier. The value of the liability payable by the Group remains unchanged. The Group assesses the arrangement against indicators to assess if debts which vendors have sold to the funder under the supplier financing scheme continue to meet the definition of trade payables or should be classified as borrowings. At 31 December 2024, the payables met the criteria of Trade payables. The supply chain financing programme operates in the US, UK, Sweden, China and Germany, and as at 31 December 2024, the programme had 458 suppliers enrolled across these countries.

Vaccine contract liabilities relate to amounts received from customers, primarily government bodies, in advance of supply of product.

Included within current Other payables are liabilities to Daiichi Sankyo totalling $377m (2023: $199m; 2022: $100m) resulting from the collaboration agreement in relation to Enhertu entered into in March 2019. Additionally, included within non-current Other payables are liabilities totalling $456m (2023: $774m; 2022: $1,125m) as a result of the Enhertu collaboration agreement and $462m (2023: $464m; 2022: $nil) owed to Avillion as a result of the Airsupra collaboration agreement entered into in March 2018.

In November 2020, Calquence received marketing approval in the EU, which removed all remaining conditionality in respect of the Acerta Pharma put and call options regarding the non-controlling interest; the option was exercised in April 2021. The payments were made in similar annual instalments in 2022 through to 2024, with the first payment of $920m made in 2022, the second payment of $867m made in 2023 and the final payment of $833m made in 2024, with a closing liability as at 31 December 2024 of $nil (2023: $833m; 2022: $1,646m). Interest arising from amortising the liability is included within Finance expense (see Note 3). The associated cash flows were disclosed as financing activities within the Consolidated Statement of Cash Flows.

With the exception of Contingent consideration payables of $1,751m (2023: $2,137m; 2022: $2,222m) which are held at fair value within Level 3 of the fair value hierarchy as defined in Note 12, all other financial liabilities are held at amortised cost with carrying value being a reasonable approximation of fair value.

Contingent consideration

	2024	2023	2022
	$m	$m	$m
At 1 January	2,137	2,222	2,865
Additions through business combinations	198	60	–
Settlements	(1,008)	(826)	(772)
Disposals	–	–	(121)
Revaluations	311	549	82
Discount unwind (Note 3)	113	132	168
At 31 December	1,751	2,137	2,222

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

Revaluations of Contingent consideration are recognised in Selling, general and administrative expense and include an increase of $260m in 2024 (2023: $520m; 2022: $182m) based on revised milestone probabilities, and revenue and royalty forecasts, relating to the acquisition of BMS’s share of the Global Diabetes Alliance. Discount unwind on the liability is included within Finance expense (see Note 3).

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

The contingent consideration balance relating to BMS’s share of Global Diabetes Alliance of $1,309m (2023: $1,945m; 2022: $2,124m) would increase/decrease by $131m with an increase/decrease in sales of 10% as compared with the current estimates.

The maximum development and sales milestones payable under outstanding Contingent consideration arrangements arising on business combinations are as follows:

		Nature of	Maximum future milestones
Acquisitions	Year	contingent consideration	$m
Spirogen	2013	Milestones	171
Amplimmune, Inc.	2013	Milestones	150
Almirall	2014	Milestones and royalties	345
Neogene	2023	Milestones	110
Fusion	2024	Milestones	304
Gracell	2024	Milestones	149

The amount of royalties payable under the arrangements is inherently uncertain and difficult to predict, given the direct link to future sales and the range of outcomes. The maximum amount of royalties payable in each year is with reference to net sales.

21 Provisions

			Employee		Other
	Severance	Environmental	benefits	Legal	provisions	Total
	$m	$m	$m	$m	$m	$m
At 1 January 2022	212	90	195	239	988	1,724
Charge for year	227	61	1	830	365	1,484
Cash paid	(223)	(19)	(41)	(814)	(185)	(1,282)
Reversals	(43)	–	(27)	(94)	(98)	(262)
Exchange and other movements	(8)	(1)	15	–	(52)	(46)
At 31 December 2022	165	131	143	161	1,018	1,618
Charge for year	123	21	22	1,102	245	1,513
Cash paid	(87)	(41)	(14)	(219)	(404)	(765)
Reversals	(28)	(3)	(3)	(23)	(143)	(200)
Exchange and other movements	3	4	20	(5)	(33)	(11)
At 31 December 2023	176	112	168	1,016	683	2,155
Additions arising on business acquisitions	–	–	–	–	50	50
Charge for year	283	26	30	44	478	861
Cash paid	(101)	(33)	(7)	(189)	(146)	(476)
Reversals	(83)	–	(1)	(9)	(255)	(348)
Exchange and other movements	–	–	(24)	(3)	(25)	(52)
At 31 December 2024	275	105	166	859	785	2,190

	2024	2023	2022
	$m	$m	$m
Due within one year	1,269	1,028	722
Due after more than one year	921	1,127	896
Total	2,190	2,155	1,618

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

Details of the Environmental provisions totalling $105m (2023: $112m; 2022: $131m) and ongoing matters are provided in Note 30. These uncertainties can also cause reversal in previously established provisions once final settlement is reached.

Legal issues are often subject to substantial uncertainties with regard to the timing and final amounts of any payments. A significant proportion of the total legal provision ($626m (2023: $616m; 2022: $30m) due within one year and $210m (2023: $372m; 2022: $92m) due after more than one year1) relates to matters settled, but not paid, in previous periods; further details are provided in Note 30.

The majority of Employee benefit provisions relate to Executive Deferred Compensation Plans, which include uncertainty over the ultimate timing and amount of payment to be made to the executives.

Other provisions comprise amounts relating to specific contractual or constructive obligations and disputes. Included within Other provisions are amounts associated with long-standing product liability settlements that arose prior to the merger of Astra and Zeneca, which given the nature of the provision, the amounts are expected to be settled over many years; the final settlement values and timings are uncertain. Also included in Other provisions is an amount of $145m (2023: $163m; 2022: $165m), in relation to third-party liability and other risks (including incurred but not yet reported claims); the claims are considered to be uncertain as to timing and amount. Charges to Other provisions in 2024 included $184m (2023: $87m; 2022: $12m) in relation to the PAAGR restructuring programme, which has a closing provision of $80m (2023: $49m; 2022: $143m), including $58m (2023: $8m; 2022: $95m) held in non-current provisions expected to be settled over time by 2028. In 2022, charges to Other provisions included $301m in relation to termination fees and onerous contracts with contract manufacturing organisations, the vast majority of which were settled in 2023.

No provision has been released or applied for any purpose other than that for which it was established.

1	The profile of future payments of legal provisions due after one year is as follows: in one to two years $167m (2023: $180m; 2022: $22m); in two to three years $9m (2023: $159m; 2022: $21m); in three to four years $12m (2023: $10m; 2022: $9m); in four to five years $9m (2023: $9m; 2022: $9m); and in more than five years $13m (2023: $14m; 2022: $31m).

22 Post-retirement pension and other defined benefit schemes

Background

This section predominantly covers defined benefit arrangements like post-retirement pension and medical plans which make up the vast bulk of these liabilities. However, it also incorporates other benefits which fall under IAS 19 ‘Employee Benefits’ rules and which require an actuarial valuation, including but not limited to: lump sum plans, long-service awards and defined contribution pension plans which have some defined benefit characteristics (e.g. a minimum guaranteed level of benefit). In total, over 50 plans in 28 countries are covered.

The Group and most of its subsidiaries offer post-retirement pension plans which cover the majority of employees. The Group’s policy is to provide defined contribution (DC) orientated pension provision to its employees unless otherwise compelled by local regulation. As a result, many of these retirement plans are DC, where the Group contribution and resulting charge is fixed at a set level, or is a set percentage of employees’ pay. However, several plans, mainly in the UK and Sweden, are defined benefit (DB), where benefits are based on employees’ length of service and salary. The major DB plans are largely legacy arrangements as they have been closed to new entrants since 2000, apart from the collectively bargained Swedish plan (which is still open to employees born before 1979). During 2010, following consultation with its UK employees’ representatives, the Group introduced a freeze on pensionable pay at 30 June 2010 levels for DB members of the UK Pension Fund. The number of active members in the Fund continues to decline and is now 351 employees.

The Group’s DB plans are largely funded through ringfenced, fiduciary-administered assets. The cash funding of the plans, which may from time to time involve payments from the Group, is designed, in consultation with independent qualified actuaries, to ensure that the assets are sufficient to meet future obligations as and when they fall due. The funding level is monitored by the Group and local fiduciaries, who may take into account various factors, including: the strength of the Group’s covenant, local regulation, cash flows, and the solvency and maturity of the pension plan.

Funding Framework

Eighty six per cent of the Group’s total DB obligations (or 62% of net obligations) at 31 December 2024 are in plans within the UK and Sweden.

The Group has developed a long-term funding framework for such plans which targets either full funding on a low-risk funding measure, or buyout with an external third-party as the pension plans mature, with pragmatic long-term de-risking of investment strategy along the way. Unless local regulation dictates otherwise, this framework determines the cash contributions payable.

UK

The UK Pension Fund represents approximately 65% of the Group’s DB obligations at 31 December 2024. The funding framework is modified in light of the UK regulatory requirements (summarised below) and resulting discussions with the Trustee.

Role of Trustee and Regulation

The UK Pension Fund is governed and administered by a corporate Trustee. The Trustee Directors are comprised of representatives appointed by both the employer and Fund members and include an independent professional Trustee Director. The Trustee Directors are required by law to act in the interest of all relevant beneficiaries and are responsible in particular, for investment strategy and the day-to-day administration of the benefits. They are also responsible for jointly agreeing with the employer the level of contributions required to ensure the funding objective is met.

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

There have been two UK High Court Rulings relating to Guaranteed Minimum Pensions (GMP) equalisation in 2018 and 2020. Following the publication of guidance around implementation in 2021, the Trustee, with input from the Group, has completed the equalisation of benefits for pensioner members, and a process is in place to equalise non-pensioner members’ benefits at the point of retirement. Further details are set out later in this Note. An estimate of the impact of these changes has already been recognised in 2018 and 2020, and actual experience is in line with the estimates previously recognised.

In June 2023, the UK High Court (Virgin Media Limited v NTL Pension Trustees II Limited) ruled that certain historical amendments for contracted-out defined benefit pension plans were invalid if they were not accompanied by the correct actuarial confirmation. Whilst the Court of Appeal upheld this ruling in July 2024, there remains material uncertainty in relation to the legal position itself and in particular, the application of the ruling. The Group has discussed the ruling with the Trustee and its potential implications for the UK Pension Fund. The Trustee has considered this matter with their legal adviser. Whilst the Trustee has not conducted any detailed investigations at this point, we note their position that they have no reason to believe that any such confirmations were not provided, in which case the ruling will have no impact on the UK Pension Fund. The Trustee is monitoring developments as further government guidance and/or case law emerges and the Group will maintain a dialogue on this matter.

Funding requirements and security

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

The last full actuarial valuation of the UK Pension Fund was carried out by a qualified actuary as at 31 March 2022 and finalised in May 2023, ahead of the statutory deadline. The funding assumptions used in this actuarial valuation were set out in the Group's prior year report. The next actuarial valuation is due to take place as at 31 March 2025, with a likely timescale for completion in early to mid-2026. The Group is aware that this actuarial valuation will fall under the Pensions Regulator's new defined benefit funding code of practice.

Aspects of the triennial actuarial valuation are governed by a long-term funding agreement, effective since October 2016, which sets out a path to full funding on a low-risk measure. Under this agreement, if a deficit exists, the Group is required to provide security. This security takes the form of a charge in favour of the Trustee over all land and buildings on the Group’s Cambridge Biomedical Campus site. This charge was enacted in December 2023, and provides long-term security to the Trustee in respect of the Group’s future deficit recovery contributions. At the last assessment date (1 December 2023), the value of the charge was £317m ($398m) and it is capped at £350m ($440m). The value of the charge will vary and is expected to reduce over time, before falling away. Under the terms of the charge, the Trustee can only exercise its right over the ownership of the site in a Group insolvency event.

In relation to deficit recovery contributions, a lump sum contribution of £39m ($49m) was made in March 2024, with a further annual contribution of £39m ($49m) due before 31 March 2025, and each year up to 31 March 2028. Based on 31 December 2024 IAS 19 assumptions, it is expected that ongoing contributions (excluding past service deficit contributions) during the year ending 31 December 2025 for the UK will be approximately $18m.

GMP equalisation of member benefits has been completed. The method of equalisation converts GMP to non-GMP pension to simplify the structure and administration of benefits. As at 31 December 2024, all pensioner and dependent members have had their benefits equalised and, for non-pensioner members, a process is in place to equalise their benefits at their point of retirement.

Under the governing documentation of the UK Pension Fund, any future surplus in the Fund would be returnable to the Group by refund assuming gradual settlement of the liabilities over the lifetime of the Fund. In particular, the Trustee has no unilateral right to wind up the Fund without Company consent nor does it have the power to unilaterally use any surplus to augment benefits prior to wind-up. As such, there are no adjustments required in respect of ‘IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’.

Sweden

The Swedish plans account for 21% of the Group’s defined benefit obligations. They are governed by Fiduciary Bodies with responsibility for the investment of the assets. These plans are funded in line with the Group’s long-term funding framework and local regulations.

The Swedish defined benefit pension plans were actuarially valued at 31 December 2023, when plan obligations were estimated to amount to $1,602m and plan assets were $1,068m. The local Swedish GAAP funding position can influence contribution policy. Over 2024, for the largest material pension plan, the Group did not request a reimbursement of benefit payments made throughout the year as the funding level was below 100% on the Swedish GAAP basis and so any such reimbursement is not permitted. These benefit payments over 2024, totalling approximately $50m, are therefore regarded as Group contributions.

Based on 31 December 2024 IAS 19 assumptions, it is expected that contributions during the year ending 31 December 2025 for Sweden will be approximately $50m.

US

Following a buy out in May 2023 of the AZ Pharmaceutical LP qualified US Defined Benefit Pension Plan, all remaining US benefit plans which fall under IAS 19 are now disclosed within the ‘Rest of Group’ category, given the material reduction in aggregate obligation and to therefore ensure consistency with the Group's classification methodology.

Other defined benefit plans

The Group provides defined benefit plans other than pensions which are reported under IAS 19. These include lump sum plans, long-service awards and defined contribution pension plans which have a guaranteed minimum benefit. However, the largest category of these ‘other’ non-pension plans are healthcare benefits.

The cost of post-retirement benefits other than pensions for the Group in 2024 was $1m (2023: $1m; 2022: $1m). Plan assets were $146m and plan obligations were $105m at 31 December 2024.

Financial assumptions

Qualified independent actuaries have updated the actuarial valuations under IAS 19 for the major defined benefit plans operated by the Group to 31 December 2024. The assumptions used may not necessarily be borne out in practice, due to the inherent financial and demographic uncertainty associated with making long-term projections. These assumptions reflect the changes which have the most material impact on the results of the Group and were as follows:

				2023
	UK	US	Sweden	Rest of Group[1]
Inflation assumption	3.1%	–	1.6%	2.2%
Rate of increase in salaries	– [3]	–	3.1%	3.7%
Rate of increase in pensions in payment	2.9%	–	1.6%	2.2%
Discount rate – defined benefit obligation	4.6%	4.7%	3.3%	3.3%
Discount rate – interest cost	4.6%	4.7%	3.3%	3.3%
Discount rate – service cost	4.5%	n/a	3.3%	3.3%

			2024
	UK	Sweden	Rest of Group[1]
Inflation assumption	3.2%[2]	1.8%	2.1%
Rate of increase in salaries	– [3]	3.3%	3.6%
Rate of increase in pensions in payment	3.0%	1.8%	2.1%
Discount rate – defined benefit obligation[4]	5.5%	3.5%	3.5%
Discount rate – interest cost[5]	5.4%	3.4%	3.5%
Discount rate – service cost[5]	5.5%	3.5%	3.5%

1	Rest of Group reflects the assumptions in Germany as these have the most material impact on the Group.
2The UK inflation assumption includes an allowance for some UK inflation experience over 2024.
3Pensionable pay frozen at 30 June 2010 levels following UK fund changes.
4Group defined benefit obligation as at 31 December 2024 calculated using discount rates based on market conditions as at 31 December 2024.
52024 interest costs and service costs calculated using discount rates based on market conditions as at 31 December 2023.

The weighted average duration of the post-retirement scheme obligations is approximately 11 years in the UK, 16 years in Sweden and 13 years for the Rest of the Group (including Germany).

Demographic assumptions

The mortality assumptions are based on country-specific mortality tables. These are compared to actual experience and adjusted where sufficient data are available. Additional allowance for future improvements in life expectancy is included for all major plans where there is credible data to support a continuing trend.

The table below illustrates life expectancy assumptions at age 65 for male and female members retiring in 2024 and male and female members expected to retire in 2044 (2023: 2023 and 2043 respectively).

	Life expectancy assumption for a male member retiring at age 65				Life expectancy assumption for a female member retiring at age 65
Country	2024	2044	2023	2043	2024	2044	2023	2043
UK	22.1	23.1	22.1	23.1	23.7	24.8	23.7	24.8
Sweden	21.8	24.1	21.8	23.6	23.9	26.3	23.9	26.0

In the UK, the Group adopted the CMI Core 2023 Mortality Projections Model with an addition to initial rates of improvement of 0.5% p.a., core (7.0) smoothing parameter and a 1% long-term improvement rate. The Group has assumed that 15% of members (2023: 25%) will transfer out of the defined benefit section of the UK Pension Fund at an average age of 57. No other demographic assumptions have changed since they were updated in 2022 following the actuarial valuation.

In Sweden, the Group adopted DUS23 (2023: DUS21) as the mortality base table. All other demographic assumptions are unchanged from 2023.

Risks associated with the Group’s defined benefit pension plans

The UK defined benefit plan accounts for 65% of the Group’s defined benefit obligations and exposes the Group to a number of risks which the Group monitors and works with the Trustee to mitigate (noting it is the Trustee who has the remit and ultimate decision making powers). The most significant of which are:

Risk	Description	Mitigation
1 Asset pricing

The Defined Benefit Obligation (DBO) is calculated using a discount rate set with reference to AA-rated corporate bond yields; asset returns that differ from the discount rate will create an element of volatility in the solvency ratio. Approximately 44% of the UK Pension Fund is exposed to growth assets, including global investments, most of which are not sterling dominated. Although these growth assets are expected to outperform AA-rated corporate bonds in the long term, they can lead to volatility and mismatching risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given the UK Pension Fund’s long-term objectives and risk budget.

The Trustee invests in a suitably diversified range of asset classes with different return drivers and investment managers. Investment strategy will evolve to further improve the expected risk/return profile as opportunities arise and funding solvency improves.

The Trustee has hedged approximately 89% of unintended non-sterling, overseas currency risk within the UK Pension Fund assets.

2 Interest rate	A decrease in corporate bond yields will increase the present value placed on the DBO under IAS 19.

The interest rate hedge of the UK Pension Fund is predominantly implemented via holding gilts (and gilt repurchase agreements or ‘gilt repo’) of appropriate duration. This hedge protects to a large degree against falls in long-term interest rates and the UK Pension Fund is approximately 98% hedged as a percentage of assets at the end of 2024 (versus target of 100%). Nonetheless, there remain differences in the bonds and instruments held by the UK Pension Fund to hedge interest rate risk on the statutory and long-term funding basis (gilts and ‘gilt repo’) and the bonds included in the yield curve to set the DBO discount rate on an IAS 19 basis (AA corporate bonds). As such, there remains mismatching risk on an IAS 19 basis should yields on gilts diverge compared to AA corporate bonds.

3 Inflation

The majority of the DBO is indexed in line with price inflation (mainly inflation as measured by the UK Retail Price Index (RPI) but also for some members, a component of pensions is indexed by the UK Consumer Price Index (CPI)) and higher inflation will lead to higher liabilities (although, in the vast majority of cases, this is capped at an annual increase of 5%, known as Limited Price Indexation or LPI).

The UK Pension Fund holds RPI index-linked gilts and ‘gilt repo’. The inflation hedge of the UK Pension Fund protects to some degree against higher-than-expected inflation increases on the DBO and is approximately 98% hedged as a percentage of assets at the end of 2024 (versus a target of 100%).

4 Longevity	The majority of the UK Pension Fund’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

In 2013, the Trustee entered into a longevity swap to hedge against the risk of increasing life expectancy over the next circa 70 years. The swap currently covers approximately 8,000 of the UK Pension Fund’s pensioners, equivalent to $2.2bn of Pension Fund liability. A one-year increase in life expectancy would result in a $178m increase in Pension Fund obligations, which would be partially offset by a $89m increase in the value of the longevity swap and hence the pension fund assets.

5 Cash flow and liquidity

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

The Trustee invests in a diversified portfolio of highly liquid assets to manage sequencing risk and operates a collateral management policy, maintaining a minimum liquidity ‘buffer’. As at the end of 2024, the buffer is well above recommended regulatory guidelines and the minimum thresholds, and can be quickly supplemented in an orderly manner.

At 31 December 2024, 8% of assets are invested in a cash-flow driven investment portfolio, consisting of investment-grade corporate bonds. The purpose of this portfolio is to generate income to help meet the Fund’s benefit outgo. The portfolio is expected to grow over time as further de-risking occurs and when attractive pricing points present.

Other risks

There are a number of other risks of administering the UK Pension Fund which the Trustee manages with Group input. Some of the major risks include counterparty risks from using derivatives (mitigated by using a specialist investment manager to oversee a diversified range of counterparties of high standing and ensuring positions are collateralised daily). Furthermore, there are operational risks (such as paying out the wrong benefits) and regulatory risks (such as the UK Government introducing new legislation). These are mitigated so far as possible via the governance structure in place which oversees and administers the Pension Funds.

Fiduciary Boards who govern the Swedish pension plans also monitor and manage these key risks, where relevant and possible to do so, in a similar way, by investing in a diversified manner (to mitigate the first risk) and employing a framework to hedge interest rate risk where practicable (to mitigate the second risk). It is not possible to hedge inflation risk (third risk) nor longevity risk (fourth risk) due to a lack of available instruments in the local market. As the Swedish plans are less mature and have a longer investment horizon, the fifth risk is not as significant compared to the UK Pension Fund.

Fiduciary boards are aware of Environmental, Social and Governance (ESG) risks as they pertain to investment policy, and where local regulation allows, have policies in place to monitor and manage such risks and comply with local legislation and disclosure requirements.

Assets and obligations of defined benefit plans

The assets and obligations of the defined benefit schemes operated by the Group at 31 December 2024, as calculated in accordance with IAS 19, are shown below. The fair values of the schemes’ assets are not intended to be realised in the short term and may be subject to significant change before they are realised. The present value of the schemes’ obligations is derived from cash-flow projections over long periods and is therefore inherently uncertain.

Scheme assets

											2023
		UK		US		Sweden		Rest of Group		Total
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Government bonds[1]	2,383	–	61	–	–	–	51	–	2,495	–	2,495
Corporate bonds[2]	373	–	94	–	–	–	6	–	473	–	473
Derivatives[3]	–	(532)	–	–	–	440	–	–	–	(92)	(92)
Investment funds: Listed Equities[4]	–	321	–	–	–	–	53	3	53	324	377
Investment funds: Absolute Return/Multi Strategy[4]	–	1,131	–	–	–	461	5	8	5	1,600	1,605
Investment funds: Corporate Bonds/Credit[4]	–	667	–	–	–	165	48	–	48	832	880
Cash and cash equivalents	53	363	5	–	–	2	–	3	58	368	426
Other	–	–	–	–	–	–	(1)	316	(1)	316	315
Total fair value of scheme assets[5]	2,809	1,950	160	–	–	1,068	162	330	3,131	3,348	6,479

									2024
		UK		Sweden		Rest of Group		Total
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Government bonds[1]	1,884	–	–	–	45	–	1,929	–	1,929
Corporate bonds[2]	352	–	–	–	6	–	358	–	358
Derivatives[3]	–	(355)	–	475	–	–	–	120	120
Investment funds: Listed Equities[4]	–	374	–	–	38	23	38	397	435
Investment funds: Absolute Return/Multi Strategy[4]	–	1,051	–	420	5	7	5	1,478	1,483
Investment funds: Corporate Bonds/Credit[4]	–	601	–	159	182	19	182	779	961
Cash and cash equivalents	32	336	–	2	2	2	34	340	374
Other	–	–	–	–	(6)	194	(6)	194	188
Total fair value of scheme assets[5]	2,268	2,007	–	1,056	272	245	2,540	3,308	5,848

1	Predominantly developed markets in nature.
2	Predominantly developed markets in nature and investment grade (AAA-BBB).
3	Includes interest rate swaps, inflation swaps, longevity swaps, equity total return swaps and other contracts. More detail is given in the section Risks associated with the Group’s defined benefit pension plans on page 186. Valuations are determined by independent third parties.
4	Investment Funds are pooled, commingled vehicles, whereby the pension plan owns units in the fund, alongside other investors. The pension plans invest in a number of Investment Funds, including Listed Equities (primarily developed markets with some emerging markets), Corporate Bonds/Credit (a range of investment-grade and non investment-grade credit) and Absolute Return/Multi Strategy (actively managed multi-asset exposure both across and within traditional and alternative asset classes). The price of the funds is set by independent administrators/custodians employed by the investment managers and based on the value of the underlying assets held in the fund. Details of pricing methodology is set out within internal control reports provided for each fund. Prices are updated daily, weekly or monthly depending upon the frequency of the fund’s dealing.
5	None of the Group’s own assets were included in the scheme assets (2023: $nil).

Scheme obligations

					2023
	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m
Present value of scheme obligations in respect of:
Active membership	(233)	(45)	(553)	(442)	(1,273)
Deferred membership	(853)	(2)	(443)	(294)	(1,592)
Pensioners	(4,075)	(107)	(606)	(254)	(5,042)
Total value of scheme obligations	(5,161)	(154)	(1,602)	(990)	(7,907)

				2024
	UK	Sweden	Rest of Group	Total
	$m	$m	$m	$m
Present value of scheme obligations in respect of:
Active membership	(200)	(543)	(481)	(1,224)
Deferred membership	(667)	(393)	(197)	(1,257)
Pensioners	(3,725)	(572)	(301)	(4,598)
Total value of scheme obligations	(4,592)	(1,508)	(979)	(7,079)

Net (deficit)/surplus in the scheme

						2023
	UK	US	Sweden	Rest of Group		Total
	$m	$m	$m	$m		$m
Total fair value of scheme assets	4,759	160	1,068	492		6,479
Total value of scheme obligations	(5,161)	(154)	(1,602)	(990)		(7,907)
(Deficit)/surplus in the scheme as recognised in the Consolidated Statement of Financial Position	(402)	6	(534)	(498)		(1,428)
Included in Non-current other receivables (Note 14)	–	66	–	26	[1]	92
Included in Retirement benefit obligations	(402)	(60)	(534)	(524)		(1,520)
	(402)	6	(534)	(498)		(1,428)

					2024
	UK	Sweden	Rest of Group		Total
	$m	$m	$m		$m
Total fair value of scheme assets	4,275	1,056	517		5,848
Total value of scheme obligations	(4,592)	(1,508)	(979)		(7,079)
Deficit in the scheme as recognised in the Consolidated Statement of Financial Position	(317)	(452)	(462)		(1,231)
Included in Non-current other receivables (Note 14)	–	–	99	[2]	99
Included in Retirement benefit obligations	(317)	(452)	(561)		(1,330)
	(317)	(452)	(462)		(1,231)

1	Surpluses were recognised in Ireland and Belgium.
2	Surpluses were recognised in the US, Ireland and Belgium.

Fair value of scheme assets

				2024					2023
	UK	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At beginning of year	4,759	1,068	652	6,479	4,573	1,008	946	503	7,030
Interest income on scheme assets	214	33	15	262	229	22	38	11	300
Expenses	(5)	–	–	(5)	(9)	(1)	–	(1)	(11)
Actuarial (losses)/gains	(370)	55	–	(315)	(59)	2	37	(45)	(65)
Exchange and other adjustments	(67)	(98)	(20)	(185)	262	(1)	48	20	329
Employer contributions	66	50	50	166	65	35	46	42	188
Participant contributions	1	–	12	13	1	4	–	7	12
Benefits paid	(323)	(52)	(76)	(451)	(303)	(68)	(47)	(45)	(463)
Settlements[1]	–	–	(116)	(116)	–	(841)	–	–	(841)
Scheme assets’ fair value at end of year	4,275	1,056	517	5,848	4,759	160	1,068	492	6,479

1	The 2024 settlement is the buyout of post-retirement pension plans in Norway and the Netherlands.

The actual return on the plan assets was a loss of $53m (2023: gain of $235m).

Movement in post-retirement scheme obligations

				2024					2023
	UK	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Present value of obligations in scheme at beginning of year	(5,161)	(1,602)	(1,144)	(7,907)	(4,801)	(1,022)	(1,312)	(973)	(8,108)
Current service cost	(6)	(26)	(40)	(72)	(6)	(2)	(13)	(35)	(56)
Past service (cost)/credit	(2)	(8)	1	(9)	12	–	(2)	2	12
Participant contributions	(1)	–	(12)	(13)	(1)	(4)	–	(7)	(12)
Benefits paid	323	52	76	451	303	68	47	45	463
Interest expense on post-retirement scheme obligations	(231)	(47)	(34)	(312)	(239)	(22)	(50)	(27)	(338)
Actuarial gains/(losses)	416	(23)	2	395	(155)	(12)	(202)	28	(341)
Exchange and other adjustments	70	146	56	272	(274)	1	(70)	(34)	(377)
Settlements[1]	–	–	116	116	–	839	–	11	850
Present value of obligations in scheme at end of year	(4,592)	(1,508)	(979)	(7,079)	(5,161)	(154)	(1,602)	(990)	(7,907)

1	The 2024 settlement is the buyout of post-retirement pension plans in Norway and the Netherlands.

The obligations arise from over 50 plans in 28 countries:

				2024					2023
	UK	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funded – pension schemes[1]	(4,582)	(1,505)	(717)	(6,804)	(5,151)	–	(1,599)	(868)	(7,618)
Funded – post-retirement healthcare	–	–	(78)	(78)	–	(94)	–	–	(94)
Unfunded – pension schemes[1]	–	(3)	(167)	(170)	–	(60)	(3)	(113)	(176)
Unfunded – post-retirement healthcare	(10)	–	(17)	(27)	(10)	–	–	(9)	(19)
Total	(4,592)	(1,508)	(979)	(7,079)	(5,161)	(154)	(1,602)	(990)	(7,907)

1	Includes defined benefit pension schemes and other plans, such as lump sum, long service awards and DC plans with underpins.

Consolidated Statement of Comprehensive Income disclosures

The amounts that have been charged to the Consolidated Statement of Comprehensive Income, in respect of defined benefit schemes for the years ended 31 December 2024 and 31 December 2023, are set out below.

				2024					2023
	UK	Sweden	Rest of Group	Total	UK	US	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Operating profit
Current service cost	(6)	(26)	(40)	(72)	(6)	(2)	(13)	(35)	(56)
Past service (cost)/credit	(2)	(8)	1	(9)	12	–	(2)	2	12
Expenses	(5)	–	–	(5)	(9)	(1)	–	(1)	(11)
Total charge to Operating profit	(13)	(34)	(39)	(86)	(3)	(3)	(15)	(34)	(55)
Finance expense
Interest income on scheme assets	214	33	15	262	229	22	38	11	300
Interest expense on post-retirement scheme obligations	(231)	(47)	(34)	(312)	(239)	(22)	(50)	(27)	(338)
Net interest on post-employment defined benefit plan liabilities	(17)	(14)	(19)	(50)	(10)	–	(12)	(16)	(38)
Charge before taxation	(30)	(48)	(58)	(136)	(13)	(3)	(27)	(50)	(93)
Other comprehensive income
Difference between the actual return and the expected return on the post-retirement scheme assets	(370)	55	–	(315)	(59)	2	37	(45)	(65)
Experience gains/(losses) arising on the post-retirement scheme obligations	3	(33)	(10)	(40)	(25)	(2)	(67)	(13)	(107)
Changes in financial assumptions underlying the present value of the post-retirement scheme obligations	414	11	11	436	(142)	(10)	(135)	44	(243)
Changes in demographic assumptions	(1)	(1)	1	(1)	12	–	–	(3)	9
Remeasurement of the defined benefit liability	46	32	2	80	(214)	(10)	(165)	(17)	(406)

Past service cost includes granting early retirement in UK and Sweden.

Total Group pension costs in respect of defined contribution and defined benefit schemes during the year are set out below (see Note 29).

	2024	2023
	$m	$m
Defined contribution plans	528	482
Defined benefit plans − Current service cost and Expenses	77	67
Defined benefit plans − Past service cost/(credit)	9	(12)
Pension costs	614	537

Rate sensitivities

The following tables show the US dollar effect of a change in the significant actuarial assumptions used to determine the retirement benefits obligations in our two main defined benefit pension obligation countries.

		2024		2023
	+0.5%	−0.5%	+0.5%	−0.5%
Discount rate
UK ($m)	219	(239)	269	(308)
Sweden ($m)	110	(126)	109	(123)
Total ($m)	329	(365)	378	(431)

		2024		2023
	+0.5%	−0.5%	+0.5%	−0.5%
Inflation rate[1]
UK ($m)	(148)	142	(189)	184
Sweden ($m)	(119)	104	(116)	104
Total ($m)	(267)	246	(305)	288

		2024		2023
	+0.5%	−0.5%	+0.5%	−0.5%
Rate of increase in salaries
UK ($m)	n/a	n/a	n/a	n/a
Sweden ($m)	(46)	43	(46)	42
Total ($m)	(46)	43	(46)	42

			2024			2023
	+1 year		−1 year		+1 year	−1 year
Mortality rate
UK ($m)	(178)	[2]	175	[3]	(214)	212
Sweden ($m)	(74)		54		(51)	51
Total ($m)	(252)		229		(265)	263

1	Rate of increase in pensions in payment follows inflation.
2Of the $178m increase, $89m is covered by the longevity swap.
3Of the $175m decrease, $88m is covered by the longevity swap.

Due to market conditions at 31 December 2023 the following additional sensitivities for 1.0% assumption changes were calculated and disclosed in the 2023 Group Financial Statements: $525m (UK) and $210m (Sweden) if the discount rate is increased; $(634)m (UK) and $(254)m (Sweden) if the discount rate is decreased; $(384)m (UK) and $(240)m (Sweden) if the inflation rate is increased; and $363m (UK) and $201m (Sweden) if the inflation rate is decreased. The Group does not consider market conditions at 31 December 2024 warrant the updating of these sensitivities.

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

23 Reserves

Retained earnings

The cumulative amount of goodwill written off directly to reserves resulting from acquisitions, net of disposals, amounted to $580m (2023: $595m; 2022: $591m) using year-end rates of exchange.

At 31 December 2024, 442,342 shares, at a cost of $68m, have been deducted from Retained earnings (2023: 1,580,137 shares, at a cost of $129m; 2022: 1,671,446 shares, at a cost of $112m) to satisfy future vesting of employee share plans.

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

	2024	2023	2022
	$m	$m	$m
Cumulative translation differences included within Retained earnings
At 1 January	(3,014)	(3,694)	(1,934)
Foreign exchange arising on consolidation	(957)	608	(1,446)
Exchange adjustments on goodwill (recorded against other reserves)	(15)	4	(24)
Foreign exchange arising on designated liabilities in net investment hedges[1]	(122)	24	(282)
Fair value movements on derivatives designated in net investment hedges	39	44	(8)
Net exchange movement in Retained earnings	(1,055)	680	(1,760)
At 31 December	(4,069)	(3,014)	(3,694)

1	Foreign exchange arising on designated liabilities in net investment hedges includes $59m in respect of designated bonds and $(181)m in respect of designated contingent consideration and other liabilities. The change in value of designated contingent consideration liabilities relates to $(180)m in respect of BMS’ share of Global Diabetes Alliance.

The cumulative loss with respect to costs of hedging is $43m (2023: $22m; 2022: $3m) and the loss during the year was $21m (2023: $19m; 2022: $7m).

The balance remaining in the foreign currency translation reserve from net investment hedging relationships for which hedge accounting no longer applied is a gain of $527m. For further detail relating to hedging balances, please see the Hedge accounting section within Note 28, from page 199.

Other reserves

The other reserves arose from the cancellation of £1,255m of share premium account by the Company in 1993 and the redenomination of share capital of $157m in 1999. The reserves are available for writing off goodwill arising on consolidation and, subject to guarantees given to preserve creditors at the date of the court order, are available for distribution.

Following an amendment to the Employee Benefit Trust (EBT) Deed on 10 June 2024, AstraZeneca obtained control and commenced consolidation of the EBT. The value of shares held by the consolidated EBTs will be reflected as an adjustment against Other reserves.

24 Share capital

		Allotted, called-up and fully paid
	2024	2023	2022
	$m	$m	$m
Issued Ordinary Shares ($0.25 each)	388	388	387
Redeemable Preference Shares (£1 each – £50,000)	–	–	–
At 31 December	388	388	387

The Redeemable Preference Shares carry limited class-voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The Company does not have a limited amount of authorised share capital.

The movements in the number of Ordinary Shares during the year can be summarised as follows:

			No. of shares
	2024	2023	2022
At 1 January	1,550,162,626	1,549,800,030	1,549,400,665
Issue of shares (share schemes)	383,613	362,596	399,365
At 31 December	1,550,546,239	1,550,162,626	1,549,800,030

Share issues

Issue of shares (share schemes) represents share capital issued as part of the Group’s equity incentivisation schemes (see Note 29).

Share repurchases

No Ordinary Shares were repurchased by the Company in 2024 (2023: nil; 2022: nil).

Shares held by subsidiaries

At 31 December 2024, AstraZeneca-controlled Employee Benefit Trust arrangements held 442,342 Ordinary Shares in the Company at a weighted average cost of $68m. The market value of these Ordinary Shares at 31 December 2024 was $58m. No comparable arrangements were in place at 31 December 2023 or 31 December 2022.

25 Dividends to shareholders

	2024	2023	2022	2024	2023	2022
	Per share	Per share	Per share	$m	$m	$m
Second interim (March 2024)	$1.97	$1.97	$1.97	3,052	3,047	3,046
First interim (September 2024)	$1.00	$0.93	$0.93	1,550	1,440	1,440
Total	$2.97	$2.90	$2.90	4,602	4,487	4,486

The Company has exercised its authority in accordance with the provisions set out in the Company’s Articles of Association, that the balance of unclaimed dividends outstanding past 12 years be forfeited. Unclaimed dividends of $nil (2023: $nil; 2022: $1m) have been adjusted for in Retained earnings in 2024.

The 2023 second interim dividend of $1.97 per share was paid on 25 March 2024. The 2024 first interim dividend of $1.00 per share was paid on 9 September 2024.

Reconciliation of dividends charged to equity to the Consolidated Statement of Cash Flows:

	2024	2023	2022
	$m	$m	$m
Dividends charged to equity	4,602	4,487	4,486
Exchange losses on payment of dividend	3	5	5
Hedge contracts relating to payment of dividends (Consolidated Statement of Cash Flows)	16	(19)	(127)
Dividends paid to non-controlling interests	4	4	–
Net movement of unclaimed dividends in the year	4	4	–
Dividends paid (Consolidated Statement of Cash Flows)	4,629	4,481	4,364

26 Non-controlling interests

The Group Financial Statements at 31 December 2024 reflect equity of $85m (2023: $23m; 2022: $21m) and Total comprehensive income of $5m (2023: $6m; 2022: $2m) attributable to the non-controlling interests in AstraZeneca Pharma India Limited, P.T. AstraZeneca Indonesia, Beijing Falikang Pharmaceutical (China) Co. Ltd., AstraZeneca Algeria Pharmaceutical Industries SPA, VaxNewMo LLC and SixPeaks Bio AG.

27 Acquisitions of business operations

Acquisitions of business operations in 2024

Gracell

On 22 February 2024, AstraZeneca completed the acquisition of Gracell Biotechnologies Inc. (Gracell), a global clinical-stage biopharmaceutical company developing innovative cell therapies for the treatment of cancer and autoimmune-diseases. Gracell will operate as a wholly-owned subsidiary of AstraZeneca, with operations in China and the US.

The acquisition enriches AstraZeneca’s growing pipeline of cell therapies with AZD0120 (formerly GC012F), a novel, clinical-stage T-cell (CAR-T: therapeutic chimeric antigen receptor) therapy. AZD0120 is a potential new treatment for multiple myeloma, as well as other haematologic malignancies and autoimmune-diseases, including Systemic Lupus Erythematosus (SLE).

The transaction is recorded as a business combination using the acquisition method of accounting in accordance with IFRS 3 ‘Business Combinations’. Consequently, the assets acquired, and liabilities assumed are recorded at fair value. The purchase price allocation review has been completed.

Fair value
$m
Intangible assets	1,038
Cash and cash equivalents[1]	212
Net deferred tax liability	(260)
Other immaterial net balances	(89)
Total net assets acquired	901
Goodwill	136
Consideration	1,037

1	Cash and cash equivalents acquired includes $3m relating to marketable securities.

The total consideration fair value of $1,037m comprises cash consideration of $983m and future regulatory milestone-based consideration of $54m. Intangible assets recognised relate to products in development, principally AZD0120, and were fair valued using the multi-period excess earnings method, which uses several estimates regarding the amount and timing of future cash flows. The key assumptions in the cash flows are the probability of technical and regulatory success, peak year sales and revenue erosion profiles.

The net deferred tax liability of $260m principally arises from the deferred tax impact of the uplift in fair value of intangible assets.

Goodwill of $136m has been recognised, which principally comprises the premium attributable to the core technological capabilities and knowledge base of the company. Goodwill is not expected to be deductible for tax purposes.

Gracell’s results have been consolidated into the Group’s results from 22 February 2024.

Fusion

On 4 June 2024, AstraZeneca completed the acquisition of Fusion Pharmaceuticals Inc., (Fusion) a clinical-stage biopharmaceutical company developing next-generation radioconjugates. The acquisition marks a major step forward in AstraZeneca delivering on its ambition to transform cancer treatment and outcomes for patients by replacing traditional regimens like chemotherapy and radiotherapy with more targeted treatments. As a result of the acquisition, Fusion became a wholly owned subsidiary of AstraZeneca, with operations in Canada and the US.

Immediately prior to the acquisition, AstraZeneca held approximately 1% shareholding in Fusion considered to have a fair value of $24m.

This acquisition complements AstraZeneca’s leading oncology portfolio with the addition of the Fusion pipeline of radioconjugates, including their most advanced programme, FPI-2265, a potential new treatment for patients with metastatic castration-resistant prostate cancer (mCRPC), and brings new expertise and pioneering R&D, manufacturing and supply chain capabilities in actinium-based radioconjugates to AstraZeneca.

The transaction is recorded as a business combination using the acquisition method of accounting in accordance with IFRS 3 ‘Business Combinations’. Consequently, the assets acquired, and liabilities assumed are recorded at fair value. The purchase price allocation review has been completed.

Fair value
$m
Intangible assets	1,326
Cash and cash equivalents	30
Current investments	87
Net deferred tax liability	(246)
Other immaterial net balances	51
Total net assets acquired	1,248
Goodwill	947
Consideration	2,195

The total consideration fair value of $2,195m includes cash consideration of $2,027m (net of $24m proceeds from disposal of the existing approximately 1% shareholding) and future regulatory milestone-based consideration of $144m. Intangible assets relating to products in development comprise the FPI-2265 ($848m), FPI-2059 ($165m) and AZD2068 ($313m) programmes. These were fair valued using the multi-period excess earnings method, which uses several estimates regarding the amount and timing of future cash flows. The key assumptions in the cash flows are the probability of technical and regulatory success, peak year sales and revenue erosion profiles.

The net deferred tax liability of $246m principally arises from the deferred tax impact of the uplift in fair value of intangible assets.

Goodwill amounting to $947m was recognised on acquisition and is underpinned by a number of elements, which individually could not be quantified. These include the premium attributable to a pre-existing, well positioned business in the innovation intensive biopharmaceuticals market with a highly skilled workforce, unidentified potential products that future research and development may yield, and the core capabilities and knowledge base of the company including radioisotope supply and manufacturing expertise. Goodwill is not expected to be deductible for tax purposes.

Fusion’s results have been consolidated into the Group’s results from 4 June 2024.

In December 2024, the intangible asset relating to product in development FPI-2059 was fully impaired by $165m due to decisions made to terminate the related activities and prioritise resources on the development of FPI-2265 and AZD2068 (see Note 10).

Acquisitions of business operations in 2023

On 16 January 2023, AstraZeneca completed the acquisition of Neogene Therapeutics Inc. (Neogene), a global clinical-stage biotechnology company pioneering the discovery, development and manufacturing of next-generation T-cell receptor therapies (TCR-Ts). The total consideration was $267m. Intangible assets of $100m and goodwill of $158m were recognised in the acquisition balance sheet, as well as a cash outflow of $189m, net of cash acquired. Following achievement of agreed milestones in 2024, contingent milestones-based consideration and non-contingent consideration of $120m is payable. Neogene’s results have been consolidated into the Group’s results from 16 January 2023.

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

The Group utilises factoring arrangements and bank acceptance drafts discounting for selected trade receivables. These arrangements qualify for full derecognition of the associated trade receivables under IFRS 9 ‘Financial Instruments’. Amounts due on invoices that have not been factored at year end, from customers that are subject to these arrangements, are disclosed in Note 16.

Funding and liquidity risk are reviewed regularly by the Board and managed in accordance with the policies described below.

The Board regularly reviews its shareholders’ distribution policy, which comprises a regular cash dividend and potentially a share repurchase component. No share repurchases have been made since 2012.

The Group’s net debt position (loans and borrowings net of Cash and cash equivalents, Other investments and Derivative financial instruments) has increased by $2,060m from a net debt position of $22,510m at the beginning of the year to a net debt position of $24,570m at 31 December 2024. Gross debt increased from $28,622m to $30,295m, principally due to the issuance of $6,492m debt offset by the repayment of $4,652m debt.

Liquidity risk

The Board reviews the Group’s ongoing liquidity risks annually as part of the planning process and on an ad hoc basis. The Board considers short-term requirements against available sources of funding, taking into account forecast cash flows. The Group manages liquidity risk by maintaining access to a number of sources of funding which are sufficient to meet anticipated funding requirements. Specifically, the Group uses US and European commercial paper, bank loans, committed bank facilities and cash resources to manage short-term liquidity and manages long-term liquidity by raising funds through the capital markets. At 31 December 2024, the Group was assigned short-term credit ratings of P-1 by Moody’s and A-1 by Standard and Poor’s. The Group’s long-term credit rating was A2 by Moody’s and A+ by Standard and Poor’s.

In addition to Cash and cash equivalents of $5,488m, short-term fixed income investments of $37m, less overdrafts of $59m at 31 December 2024, the Group has committed bank facilities of $4,875m available to manage liquidity. These committed bank facilities have no financial covenants. The maturity of the $4,875m facilities was extended in January 2025 from April 2029 to April 2030. The Group regularly monitors the credit standing of the banks providing the facilities and currently does not anticipate any issue with drawing on the committed facilities should this be necessary. Advances under these facilities currently bear an interest rate per annum based on Secured Overnight Financing Rate (SOFR) plus a margin.

At 31 December 2024, the Group has $5,122m outstanding from debt issued under a Euro Medium Term Note programme and $23,350m under an SEC-registered programme. The funds made available under these facility agreements may be used for the general corporate purposes of the Group.

The maturity profile of the anticipated future contractual cash flows including interest in relation to the Group’s financial liabilities, on an undiscounted basis, which therefore differs from both the carrying value and fair value, is as follows:

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other	Bonds and	Lease	and other	financial	instruments	instruments	financial
	loans	bank loans	liabilities	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	365	5,777	249	19,065	25,456	(12,445)	12,478	33	25,489
In one to two years	–	5,233	208	2,086	7,527	(1,012)	1,078	66	7,593
In two to three years	–	2,608	172	872	3,652	(34)	38	4	3,656
In three to four years	–	2,983	128	595	3,706	(103)	103	–	3,706
In four to five years	–	1,267	84	814	2,165	(32)	35	3	2,168
In more than five years	–	18,156	184	3,177	21,517	(1,436)	1,378	(58)	21,459
	365	36,024	1,025	26,609	64,023	(15,062)	15,110	48	64,071
Effect of interest	(15)	(7,982)	–	–	(7,997)	227	(249)	(22)	(8,019)
Effect of discounting, fair values and issue costs	–	(113)	(72)	(3,299)	(3,484)	63	7	70	(3,414)
31 December 2022	350	27,929	953	23,310	52,542	(14,772)	14,868	96	52,638

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other	Bonds and	Lease	and other	financial	instruments	instruments	financial
	loans	bank loans	liabilities	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	542	5,469	313	22,401	28,725	(11,302)	11,366	64	28,789
In one to two years	–	2,764	261	1,482	4,507	(100)	114	14	4,521
In two to three years	–	3,137	208	788	4,133	(164)	179	15	4,148
In three to four years	–	2,230	138	625	2,993	(924)	883	(41)	2,952
In four to five years	–	3,822	88	12	3,922	(949)	971	22	3,944
In more than five years	–	17,995	271	35	18,301	(1,507)	1,340	(167)	18,134
	542	35,417	1,279	25,343	62,581	(14,946)	14,853	(93)	62,488
Effect of interest	(27)	(8,270)	–	–	(8,297)	589	(644)	(55)	(8,352)
Effect of discounting, fair values and issue costs	–	(168)	(151)	(309)	(628)	44	(46)	(2)	(630)
31 December 2023	515	26,979	1,128	25,034	53,656	(14,313)	14,163	(150)	53,506

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other	Bonds and	Lease	and other	financial	instruments	instruments	financial
	loans	bank loans	liabilities	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	345	3,045	396	22,501	26,287	(16,227)	16,282	55	26,342
In one to two years	–	3,437	345	1,086	4,868	(207)	250	43	4,911
In two to three years	–	3,670	266	105	4,041	(917)	956	39	4,080
In three to four years	–	3,978	170	750	4,898	(941)	1,044	103	5,001
In four to five years	–	3,780	117	–	3,897	(627)	489	(138)	3,759
In more than five years	–	19,929	406	–	20,335	(2,437)	2,583	146	20,481
	345	37,839	1,700	24,442	64,326	(21,356)	21,604	248	64,574
Effect of interest	(15)	(9,173)	–	–	(9,188)	808	(1,068)	(260)	(9,448)
Effect of discounting, fair values and issue costs	–	(153)	(248)	(207)	(608)	36	(95)	(59)	(667)
31 December 2024	330	28,513	1,452	24,235	54,530	(20,512)	20,441	(71)	54,459

Where interest payments are on a floating rate basis, it is assumed that rates will remain unchanged from the last business day of each year ended 31 December.

It is not expected that the cash flows in the maturity profile could occur significantly earlier or at significantly different amounts, with the exception of $1,751m of Contingent consideration held within Trade and other payables (see Note 20).

Market risk

Interest rate risk

The Group maintains a Board-approved mix of fixed and floating rate debt and uses underlying debt, interest rate swaps and forward rate agreements to manage this mix.

The majority of surplus cash is currently invested in US dollar liquidity funds.

The interest rate profile of the Group’s interest-bearing financial instruments is set out below. In the case of current and non-current financial liabilities, the classification includes the impact of interest rate swaps which convert the debt to floating rate.

			2024			2023			2022
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial liabilities
Current	2,346	330	2,676	2,885	2,515	5,400	2,476	3,066	5,542
Non-current	26,151	1,468	27,619	23,222	–	23,222	21,511	2,179	23,690
Total	28,497	1,798	30,295	26,107	2,515	28,622	23,987	5,245	29,232
Financial assets
Fixed deposits	–	–	–	–	–	–	64	–	64
Cash collateral pledged to counterparties	–	129	129	–	102	102	–	162	162
Cash and cash equivalents	–	5,488	5,488	–	5,840	5,840	250	5,916	6,166
Total	–	5,617	5,617	–	5,942	5,942	314	6,078	6,392

In addition to the financial assets above, there are $11,115m (2023: $11,288m; 2022: $9,546m) of other current and non-current asset investments and other financial assets.

The Group is also exposed to market risk on other investments.

	2024	2023	2022
	$m	$m	$m
Equity securities at fair value through Other comprehensive income (Note 12)	1,632	1,530	1,056
Non-current fixed income securities at fair value through profit or loss (Note 12)	–	–	10
Total	1,632	1,530	1,066

Foreign currency risk

The US dollar is the Group’s most significant currency. As a consequence, the Group results are presented in US dollars and exposures are managed against US dollars accordingly.

Translational

Approximately 60% of Group external sales in 2024 were denominated in currencies other than the US dollar, while a significant proportion of manufacturing, and research and development costs were denominated in pound sterling and Swedish krona. Surplus cash generated by business units is substantially converted to, and held centrally in, US dollars. As a result, operating profit and total cash flow in US dollars will be affected by movements in exchange rates. This currency exposure is managed centrally, based on forecast cash flows. The impact of movements in exchange rates is mitigated significantly by the correlations which exist between the major currencies to which the Group is exposed and the US dollar. Monitoring of currency exposures and correlations is undertaken on a regular basis and hedging is subject to pre-execution approval.

As at 31 December 2024, before the impact of derivatives or other forms of hedging, the Group held $548m of interest-bearing loans and borrowings denominated in pound sterling and $4,876m denominated in euros.

$438m of the pound sterling loan and $829m of the euro loans balances are designated in a net investment hedge where they hedge an underlying net investment of that amount in the same currency. $2,387m of the euro loans are designated in cashflow hedges, where they are hedged with cross-currency swaps. Exchange differences on the retranslation of debt designated in a net investment hedge or a cashflow hedge are recognised in Other comprehensive income to the extent the hedge is effective. $1,468m of the euro loans are designated in fair value hedges, hedged with cross-currency swaps. Exchange difference on the retranslation of debt designated in a fair value hedge is recognised within Finance income and expense.

For further details of all designated hedging relationships please refer to the Hedge accounting section within this Note 28, from page 199. The accounting treatment for any hedge ineffectiveness is disclosed in the Bank and other borrowings accounting policy and the Foreign currencies accounting policy on page 158 within Group Accounting Policies.

As at 31 December 2024, the Group operates in three countries designated as hyperinflationary, being Argentina, Venezuela and Turkey. The foreign exchange risk of these markets has been assessed and deemed to be immaterial.

Transactional

The Group aims to hedge all its forecasted major transactional currency exposures on working capital balances, which typically extend for up to three months. Where practicable, these are hedged using forward foreign exchange contracts. In addition, external dividend payments in pound sterling to UK shareholders and in Swedish krona to Swedish shareholders are fully hedged from announcement date to payment date. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit and loss or to Other comprehensive income if the contract is in a designated cash flow hedge.

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

The sensitivity analysis assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2024, with all other variables held constant. Based on the composition of our long-term debt portfolio and cash reserves as at 31 December 2024, a 1% increase in interest rates would result in an additional $18m in interest expense on the debt and an additional $56m interest income on the cash reserves.

The exchange rate sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2024, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the -10% case assumes a 10% weakening of the US dollar.

Each incremental 10% movement in foreign currency exchange rates would have approximately the same effect as the initial 10% detailed in the table below and each incremental 1% change in interest rates would have approximately the same effect as the 1% detailed in the table below.

		Interest rates		Exchange rates
31 December 2022	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,317	(1,490)	81	(89)
Impact on profit: gain/(loss) ($m)	–	–	26	(15)
Impact on equity: gain/(loss) ($m)	–	–	55	(74)

		Interest rates		Exchange rates
31 December 2023	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,361	(1,534)	196	(212)
Impact on profit: gain/(loss) ($m)	–	–	134	(128)
Impact on equity: gain/(loss) ($m)	–	–	62	(83)

		Interest rates		Exchange rates
31 December 2024	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,407	(1,561)	11	(20)
Impact on profit: (loss)/gain ($m)	–	–	(117)	133
Impact on equity: gain/(loss) ($m)	–	–	128	(152)

Credit risk

The Group is exposed to credit risk on financial assets, such as cash investments, derivative instruments, and Trade and other receivables. The Group was also exposed in its Net asset position to its own credit risk in respect of the 2023 debentures which were accounted for at FVPL. Under IFRS 9, the effect of the losses and gains arising from own credit risk on the fair value of bonds designated at FVPL are recorded in Other comprehensive income.

Financial counterparty credit risk

The majority of the Group’s cash is centralised within the Group treasury entity and is subject to counterparty risk on the principal invested. The level of the Group’s cash investments and hence credit risk will depend on the cash flow generated by the Group and the timing of the use of that cash. The credit risk is mitigated through a policy of prioritising security and liquidity over return and, as such, cash is only invested in high credit-quality investments. Counterparty limits are set according to the assessed risk of each counterparty and exposures are monitored against these limits on a regular basis.

The Group’s principal financial counterparty credit risks at 31 December were as follows:

Current assets

	2024	2023	2022
	$m	$m	$m
Cash at bank and in hand	1,215	1,325	1,411
Money market liquidity funds	4,177	4,425	4,486
Other short-term cash equivalents	96	90	269
Total Cash and cash equivalents (Note 17)	5,488	5,840	6,166
Fixed income securities at fair value through profit or loss (Note 12)	37	20	13
Cash collateral pledged to counterparties (Note 12)	129	102	162
Fixed deposits (Note 12)	–	–	64
Total derivative financial instruments (Note 13)	54	116	87
Current assets subject to credit risk	5,708	6,078	6,492

Non-current assets

	2024	2023	2022
	$m	$m	$m
Derivative financial instruments (Note 13)	182	228	74
Non-current assets subject to credit risk	182	228	74

The majority of the Group’s cash is invested in US dollar AAA-rated money market liquidity funds. The money market liquidity fund portfolios are managed by six external third-party fund managers to maintain an AAA rating. The Group’s investments represent no more than 10% of each overall fund value. There were no other significant concentrations of financial credit risk at the reporting date.

All financial derivatives are transacted with commercial banks, in line with standard market practice. The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 December 2024 was $181m (2023: $215m; 2022: $89m) and the carrying value of such cash collateral posted by the Group at 31 December 2024 was $129m (2023: $102m; 2022: $162m).

The impairment provision for other financial assets at 31 December 2024 was immaterial (2023: immaterial; 2022: immaterial).

Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position where there is both a legally enforceable right and an intention to settle the balances on a net basis. There are also arrangements that would not normally meet the requirement for offsetting but may be offset in certain circumstances such as the termination of a contract or bankruptcy.

The tables below show the impact on the Consolidated Statement of Financial Position if all offset rights were exercised by the Group or its financial counterparties.

		Related amounts not offset
	Gross financial	Subject to master	Financial	Net
	assets/(liabilities)	netting agreement	instrument collateral	Amount
31 December 2022	$m	$m	$m	$m
Financial assets
Derivatives	161	(29)	(61)	71
Other investments[1]	162	–	(161)	1
Total assets	323	(29)	(222)	72

Financial liabilities
Derivatives	(257)	29	161	(67)
Other payables[1]	(89)	–	61	(28)
Total liabilities	(346)	29	222	(95)

		Related amounts not offset
	Gross financial	Subject to master	Financial	Net
	assets/(liabilities)	netting agreement	instrument collateral	Amount
31 December 2023	$m	$m	$m	$m
Financial assets
Derivatives	344	(107)	(203)	34
Other investments[1]	102	–	(65)	37
Total assets	446	(107)	(268)	71

Financial liabilities
Derivatives	(194)	107	65	(22)
Other payables[1]	(215)	–	203	(12)
Total liabilities	(409)	107	268	(34)

		Related amounts not offset
	Gross financial	Subject to master	Financial	Net
	assets/(liabilities)	netting agreement	instrument collateral	Amount
31 December 2024	$m	$m	$m	$m
Financial assets
Derivatives	236	(45)	(169)	22
Other investments[1]	129	–	(112)	17
Total assets	365	(45)	(281)	39

Financial liabilities
Derivatives	(165)	45	112	(8)
Other payables[1]	(181)	–	169	(12)
Total liabilities	(346)	45	281	(20)

1	Balances are collateral pledged/received.

Trade receivables

Trade receivable exposures are managed locally in the operating units where they arise and credit limits are set as deemed appropriate for the customer. The Group is exposed to customers ranging from government-backed agencies and large private wholesalers to privately-owned pharmacies, and the underlying local economic and sovereign risks vary throughout the world. Where appropriate, the Group endeavours to minimise risks by the use of trade finance instruments such as letters of credit and insurance. The Group applies the expected credit loss approach to establish an allowance for impairment that represents its estimate of expected losses in respect of Trade receivables.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance to Trade receivables. To measure expected credit losses, Trade receivables have been grouped based on shared credit characteristics and the days past due.

The expected loss rates are based on payment profiles over a period of 36 months before 31 December 2024, 31 December 2023, or 31 December 2022 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customer to settle the receivables.

On that basis, the loss allowance was determined as follows:

		0-90 days	90-180 days	Over 180 days
31 December 2022	Current	past due	past due	past due	Total
Expected loss rate	0.03%	0.3%	32.0%	40.6%
Gross carrying amount ($m)	6,791	331	50	99	7,271
Loss allowance ($m)	2	1	16	40	59

		0-90 days	90-180 days	Over 180 days
31 December 2023	Current	past due	past due	past due	Total
Expected loss rate	0.01%	0.3%	0.8%	15.0%
Gross carrying amount ($m)	7,709	342	121	280	8,452
Loss allowance ($m)	1	1	1	42	45

		0-90 days	90-180 days	Over 180 days
31 December 2024	Current	past due	past due	past due	Total
Expected loss rate	0.01%	0.6%	3.5%	7.0%
Gross carrying amount ($m)	7,679	171	86	399	8,335
Loss allowance ($m)	1	1	3	28	33

Trade receivables are written off where there is no reasonable expectation of recovery.

Impairment losses on Trade receivables are presented as net impairment losses within Operating profit, any subsequent recoveries are credited against the same line.

In the US, sales to three wholesalers accounted for approximately 74% (2023: 80%; 2022: 73%) of US sales.

The movements of the Group expected credit losses provision are as follows:

	2024	2023	2022
	$m	$m	$m
At 1 January	45	59	23
Net movement recognised in the Consolidated Statement of Comprehensive Income	(3)	(14)	37
Amounts utilised, exchange and other movements	(9)	–	(1)
At 31 December	33	45	59

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

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting, for all of the Group’s existing hedge relationships the hedge ratio has been determined as 1:1. Designated hedges are expected to be effective and therefore the impact of ineffectiveness on profit and loss is not expected to be material. The accounting treatment for fair value hedges and debt designated as FVPL is disclosed in the Bank and other borrowings accounting policy in the Group accounting policies section on page 158.

The following table represents the Group’s continuing designated hedge relationships under IFRS 9.

2022

			Other comprehensive income
					Fair value
					(gain)/loss
			Opening	Fair value	recycled	Closing
	Nominal		balance	(gain)/loss	to the	balance			Average
	amounts	Carrying	1 January	deferred	Income	31 December	Average	Average	pay
	in local	value	2022	to OCI	statement	2022	maturity	USD FX	interest
	currency	$m	$m	$m	$m	$m	year	rate	rate
Cash flow hedges – foreign currency and interest rate risk[1,3,4]
Cross-currency interest rate swaps – Euro bonds	EUR 1,700m	(160)	27	118	(111)	34	2026	1.14	USD 2.85%
FX Forwards − short-term FX risk	USD 1,126m	(12)	(12)	(14)	38	12	2023	–	–
Net investment hedge – foreign exchange risk[2,3]
Transactions matured pre-2022		–	(527)	–	–	(527)	–	–	–
Cross-currency interest rate swap – JPY investment	JPY 58.3bn	55	(62)	7	–	(55)	2029	108.03	JPY 1.53%
Cross-currency interest rate swap – CNY investment	CNY 458m	(4)	2	2	–	4	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350m	420	(238)	(50)	–	(288)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment[5]	EUR 800m	846	(50)	(52)	–	(102)	2029	n/a	EUR 0.38%

Contingent consideration liabilities and Acerta Pharma share purchase liability – AZUK and AZAB USD investments	USD 2,093m	(2,093)	1,832	384	–	2,216	–	–	–

2023

			Other comprehensive income
					Fair value
					(gain)/loss
			Opening	Fair value	recycled	Closing
	Nominal		balance	(gain)/loss	to the	balance			Average
	amounts	Carrying	1 January	deferred	Income	31 December	Average	Average	pay
	in local	value	2023	to OCI	statement	2023	maturity	USD FX	interest
	currency	$m	$m	$m	$m	$m	year	rate	rate
Cash flow hedges – foreign currency and interest rate risk[1,3,4]
Cross-currency interest rate swaps – Euro bonds	EUR 3,200m	49	34	(210)	139	(37)	2027	1.10	USD 3.80%
FX Forwards − short-term FX risk	USD 2,009m	15	12	(33)	6	(15)	2024	–	–
Net investment hedge – foreign exchange risk[2,3]
Transactions matured pre-2023		–	(527)	–	–	(527)	–	–	–
Cross-currency interest rate swap – JPY investment	JPY 58.3bn	100	(55)	(45)	–	(100)	2029	108.03	JPY 1.53%
Cross-currency interest rate swap – CNY investment	CNY 458m	(1)	4	(3)	–	1	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350m	444	(288)	24	–	(264)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment[5]	EUR 800m	881	(102)	33	–	(69)	2029	n/a	EUR 0.38%
Contingent consideration liabilities and Acerta Pharma share purchase liability – AZUK and AZAB USD investments	USD 1,937m	(1,937)	2,216	(81)	–	2,135	–	–	–

2024

			Other comprehensive income
					Fair value
					(gain)/loss
			Opening	Fair value	recycled	Closing
	Nominal		balance	(gain)/loss	to the	balance			Average
	amounts	Carrying	1 January	deferred	Income	31 December	Average	Average	pay
	in local	value	2024	to OCI	statement	2024	maturity	USD FX	interest
	currency	$m	$m	$m	$m	$m	year	rate	rate
Cash flow hedges – foreign currency and interest rate risk[1,3,4]
Cross-currency interest rate swaps – Euro bonds	EUR 2,300m	(36)	(37)	151	(180)	(66)	2029	1.08	USD 4.24%
FX Forwards − short-term FX risk	USD 2,252m	4	(15)	8	3	(4)	2025	–	–
Net investment hedge – foreign exchange risk[2,3]
Transactions matured pre-2024		–	(527)	–	–	(527)	–	–	–
Cross-currency interest rate swap – JPY investment	JPY 58.3bn	146	(100)	(45)	–	(145)	2029	108.03	JPY 1.53%
Cross-currency interest rate swap – CNY investment	CNY 458m	2	1	(4)	–	(3)	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350m	438	(264)	(7)	–	(271)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment[5]	EUR 800m	829	(69)	(52)	–	(121)	2029	n/a	EUR 0.38%
Contingent consideration liabilities and Acerta Pharma share purchase liability – AZUK and AZAB USD investments	USD 1,367m	(1,367)	2,135	181	–	2,316	–	–	–

1	Hedge ineffectiveness recognised on swaps designated in a cash flow hedge during the period was $nil (2023: $nil; 2022: $nil).
2	Hedge ineffectiveness recognised on swaps designated in a net investment hedge during the period was $nil (2023: $nil; 2022: $nil).
3	Fair value movements on cross-currency interest rate swaps in cash flow hedge and net investment hedge relationships are shown inclusive of the impact of costs of hedging.
4	Nominal amount of FX forwards in a cash flow hedge of $2,252m represents the USD equivalent notional of the FX forwards. By currency, the nominal amounts were SEK 10,792m at FX rate 10.9999, JPY 31,013m at 156.195, GBP 168m at 0.7962 and EUR 375m at 0.9605. All FX forwards in a cash flow hedge mature on 27 January 2025.
5	The EUR 800m 0.375% 2029 Non-callable bond is designated in a net investment hedge of the foreign currency exposure in relation to an equivalent amount of EUR-denominated net assets.

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

The table below summarises the change in the fair value of hedging instruments and the hedged item designated in a fair value hedging relationship used to calculate ineffectiveness in the period. The hedge relates to the EUR 2030 and EUR 2033 bonds issued during 2024, consequently there are no prior year comparatives.

		Change in fair value	Change in fair value	Hedge
	Nominal	of hedging instrument	of hedged item	ineffectiveness
	amounts in	used to calculate	used to calculate	recognised in
As at 31 December 2024	currency	ineffectiveness	ineffectiveness	profit and loss
Interest rate and foreign currency risk on finance debt	EUR 1,400m	(56)	54	(2)

29 Employee costs and share plans for employees

Employee costs

The monthly average number of people, to the nearest hundred, employed by the Group is set out in the table below. In accordance with the Companies Act 2006, this includes part-time employees.

	2024	2023	2022
Employees
UK	11,100	10,700	9,800
Rest of Europe	25,500	23,000	20,600
The Americas	24,700	22,400	20,900
Asia, Africa & Australasia	31,600	30,300	30,700
Continuing operations	92,900	86,400	82,000

Geographical distribution described in the table above is by location of legal entity employing staff. Certain staff will undertake some or all of their activity in a different location.

The number of people employed by the Group at the end of 2024 was 94,300 (2023: 89,900; 2022: 83,500).

The costs incurred during the year in respect of these employees were:

	2024	2023	2022
	$m	$m	$m
Wages and salaries	10,340	9,341	8,656
Social security costs	1,224	1,100	991
Pension costs	614	537	546
Other employment costs	1,531	1,357	1,338
Total	13,709	12,335	11,531

Severance costs of $283m are not included above (2023: $123m; 2022: $227m).

The charge for share-based payments in respect of share plans is $660m (2023: $579m; 2022: $619m). Payments totalling $354m made to the EBT upon the vesting of share awards are recognised within operating cash flows, reflecting the substance of the arrangement in place between the Group and the Trust prior to 10 June 2024. Following an amendment to the EBT on that date, AstraZeneca obtained control and commenced consolidation of the EBT from June 2024 onward. Consequently, $81m in cash used by the EBT for purchasing shares since 10 June 2024 is now presented within financing cash flows. The plans are equity settled.

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

The AstraZeneca UK All-Employee Share Plans

AstraZeneca Share Incentive Plan (SIP)

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

AstraZeneca Sharesave Plan

The Company provides UK employees with the opportunity to participate in the HMRC-approved Sharesave Plan. Employees can choose between a 3-year or 5-year savings contract, allowing them to contribute a minimum of £5 and a maximum of £500 per month. At the end of the savings term, participants have the option to purchase AstraZeneca shares at a predetermined share price, offering a valuable opportunity to invest in the Company’s future.

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

The AstraZeneca Performance Share Plan

This plan was approved by shareholders in 2020 for a period of 10 years (subsequently amended by approval of shareholders in 2021) and replaces the 2014 AstraZeneca Performance Share Plan. Generally, awards can be granted at any time, but not during a closed period of the Company. The first grant of Performance Share Plan awards was made in May 2014 under the 2014 AstraZeneca Performance Share Plan. Awards granted under the plan vest after three years, or in the case of Executive Directors and members of the SET, after an additional two-year holding period, and is subject to the achievement of performance conditions. For awards granted to all participants in 2024, vesting is subject to a combination of measures focused on science and innovation, revenue growth, financial performance and carbon reduction. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets and which employees should be eligible to participate.

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

The AstraZeneca Restricted Share Plan

This plan was introduced in 2008 and provides for the grant of restricted stock unit (RSU) awards to key employees, excluding Executive Directors. Awards are made on an ad hoc basis with variable vesting dates. The plan has been used four times in 2024 to make awards to 537 employees. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated.

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

Details of share options outstanding during the year for the main share plans are shown below:

	The AstraZeneca Performance Share Plan		The AstraZeneca Global Restricted Stock Plan			The AstraZeneca Restricted Share Plan		The AstraZeneca Extended Incentive Plan
	Ordinary Shares	ADR Shares	Ordinary Shares	ADR Shares	[1]	Ordinary Shares	ADR Shares	Ordinary Shares	ADR Shares
	ʼ000	ʼ000	ʼ000	ʼ000		ʼ000	ʼ000	ʼ000	ʼ000
Outstanding at 1 January 2022	3,459	5,178	2,028	9,541		255	763	282	195
Granted	1,059	2,339	1,237	6,478		75	216	–	–
Forfeited	(132)	(570)	(190)	(1,627)		(25)	(136)	(23)	–
Cancelled	–	–	–	(3)		–	–	–	–
Exercised	(756)	(1,223)	(606)	(2,706)		(72)	(165)	–	–
Outstanding at 31 December 2022	3,630	5,724	2,469	11,683		233	678	259	195
Granted	976	2,071	1,185	6,343		208	436	71	95
Forfeited	(148)	(437)	(187)	(1,417)		(20)	(59)	(8)	–
Cancelled	–	–	–	(3)		–	–	–	(34)
Exercised	(813)	(1,470)	(570)	(2,738)		(86)	(288)	(107)	(9)
Outstanding at 31 December 2023	3,645	5,888	2,897	13,868		335	767	215	247
Granted	1,064	2,250	1,262	7,014		100	699	–	–
Forfeited	(137)	(400)	(235)	(1,414)		(8)	(57)	(31)	–
Cancelled	(2)	(2)	–	(6)		(1)	–	–	–
Exercised	(999)	(1,586)	(755)	(3,296)		(88)	(352)	(22)	–
Outstanding at 31 December 2024	3,571	6,150	3,169	16,166		338	1,057	162	247

1	Shares issued to Alexion employees under the GRSP are covered under the Alexion employee share award below.

	The AstraZeneca Performance Share Plan			The AstraZeneca Global Restricted Stock Plan		The AstraZeneca Restricted Share Plan		The AstraZeneca Extended Incentive Plan
	WAFV	[1]	WAFV	WAFV	WAFV	WAFV	WAFV	WAFV	WAFV
	pence		$	pence	$	pence	$	pence	$
WAFV of 2022 grants	8328		55.73	9167	61.21	9894	63.35	–	–
WAFV of 2023 grants	9929		59.95	10822	65.38	11135	65.37	11748	74.78
WAFV of 2024 grants	9028		57.99	10085	64.91	11111	75.23	–	–

1	Weighted average fair value.

Alexion employee share award plan

At acquisition in 2021 Alexion employee share awards were converted into AstraZeneca restricted stock awards that continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion awards immediately prior to completion. The fair value at the grant date was $57.54 and of the 15,220,000 shares outstanding at 31 December 2021, 8,627,000 were exercised and 980,000 were forfeited during 2022. During 2022, Alexion employees had the option to defer awards due to vest in July 2022 until February 2023 when they would also receive an additional vest equivalent to 15% of the shares deferred. As a result, 1,780,000 shares were deferred, resulting in an additional 267,000 shares being issued with a grant date fair value of $65.62, that vested in 2023. During 2023, 2,060,000 shares vested, 531,000 were forfeited/cancelled and the closing balance of these awards as of 31 December 2023 was 3,022,000. During 2024, 2,047,000 shares vested, 156,000 were forfeited and the closing balance of these awards as of 31 December 2024 was 819,000.

The weighted average fair value for awards granted under the AstraZeneca Performance Share Plan is primarily based on the market price at the point of grant adjusted for the market-based performance elements which are valued using a Monte Carlo valuation model. The fair values of all other plans are set using the market price at the point of award. These awards are settled in equity including dividends accumulated from the date of award to vesting.

30 Commitments, contingent liabilities and contingent assets

	2024	2023	2022
Commitments	$m	$m	$m
Contracts placed for future capital expenditure on Property, plant and equipment and software development costs not provided for in these Financial Statements	1,575	1,368	502

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

					Years 5
	Total	Under 1 year	Years 1 and 2	Years 3 and 4	and greater
	$m	$m	$m	$m	$m
Future potential research and development milestone payments	11,213	1,993	2,823	3,291	3,106
Future potential revenue milestone payments	22,064	41	1,166	3,026	17,831

The table includes all potential payments for achievement of milestones under ongoing research and development arrangements. Revenue-related milestone payments represent the maximum possible amount payable on achievement of specified levels of revenue as set out in individual contract agreements, but exclude variable payments that are based on unit sales (e.g. royalty-type payments) which are expensed as the associated sale is recognised. The table excludes any payments already capitalised in the Financial Statements for the year ended 31 December 2024 which have been capitalised with reference to the latest Group sales forecasts for approved indications.

The future payments we disclose represent contracted payments and, as such, are not discounted and are not risk-adjusted. As detailed in the Risk Overview section from page 64, the development of any pharmaceutical product candidate is a complex and risky process that may fail at any stage in the development process due to a number of factors (including items such as failure to obtain regulatory approval, unfavourable data from key studies, adverse reactions to the product candidate or indications of other safety concerns). The timing of the payments is based on the Group’s current best estimate of achievement of the relevant milestone.

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

They are an integral part of normal ongoing expenditure for carrying out the Group’s research, manufacturing and commercial operations and are not separated from overall operating and development costs. There are no known changes in legal, regulatory or other requirements resulting in material changes to the levels of expenditure for 2022, 2023 or 2024.

In addition to expenditure for meeting current and foreseen environmental protection requirements, the Group incurs costs in investigating and cleaning up legacy land and groundwater contamination. In particular, AstraZeneca has environmental liabilities at some currently or formerly owned, leased and third-party sites.

In the US, Zeneca Inc., and/or its indemnitees, have been named as potentially responsible parties (PRPs) or defendants at a number of sites where Zeneca Inc. is likely to incur future environmental investigation, remediation, operation and maintenance costs under federal, state, statutory or common law environmental liability allocation schemes (together, US Environmental Consequences). Similarly, Stauffer Management Company LLC (SMC), which was established to own and manage certain assets and liabilities of Stauffer Chemical Company, and/or its indemnitees, have been named as PRPs or defendants at a number of sites where SMC is likely to incur US Environmental Consequences.

AstraZeneca has also given indemnities to third parties for a number of sites outside the US. These environmental liabilities arise from legacy operations that are not currently part of the Group’s business and, at most of these sites, remediation, where required, is either completed or in progress. AstraZeneca has made provisions for the estimated costs of future environmental investigation, remediation, operation and maintenance activity beyond normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges, where a present obligation exists, it is probable that such costs will be incurred and they can be estimated reliably. With respect to such estimated future costs, there were provisions at 31 December 2024 in the aggregate of $105m (2023: $112m; 2022: $131m), mainly relating to the US. Where we are jointly liable or otherwise have cost-sharing agreements with third parties, we reflect only our share of the obligation. Where the liability is insured in part or in whole by insurance or other arrangements for reimbursement, an asset is recognised to the extent that this recovery is virtually certain.

It is possible that AstraZeneca could incur future environmental costs beyond the extent of our current provisions. The extent of such possible additional costs is inherently difficult to estimate due to a number of factors, including: (1) the nature and extent of claims that may be asserted in the future; (2) whether AstraZeneca has or will have any legal obligation with respect to asserted or unasserted claims; (3) the type of remedial action, if any, that may be selected at sites where the remedy is presently not known; (4) the potential for recoveries from or allocation of liability to third parties; and (5) the length of time that the environmental investigation, remediation and liability allocation process can take. As per our provisions accounting policy on page 159, Provisions for these costs are made when there is a present obligation and where it is probable that expenditure on remedial work will be required and a reliable estimate can be made of the cost. Notwithstanding and subject to the foregoing, we estimate the potential additional loss for future environmental investigation, remediation, remedial operation and maintenance activity above and beyond our provisions to be, in aggregate, between $113m and $190m (2023: $114m and $191m; 2022: $113m and $188m) which relates mainly to the US.

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

Unless specifically identified below that a provision has been taken, AstraZeneca considers each of the claims to represent a contingent liability and discloses information with respect to the nature and facts of the cases in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

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

Where it is considered that the Group is more likely than not to prevail, legal costs involved in defending the claim are charged to profit and loss as they are incurred.

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

Over the course of the past several years, including in 2024, a significant number of commercial litigation claims in which AstraZeneca is involved have been resolved, particularly in the US, thereby reducing potential contingent liability exposure arising from such litigation. Similarly, in part due to patent litigation and settlement developments, greater certainty has been achieved regarding possible generic entry dates with respect to some of our patented products. At the same time, like other companies in the pharmaceutical sector and other industries, AstraZeneca continues to be subject to government investigations around the world.

Patent litigation

Legal proceedings brought against AstraZeneca

Enhertu patent proceedings	Considered to be a contingent liability
US
●
In October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited (Daiichi Sankyo) in the US District Court for the Eastern District of Texas (District Court) alleging that Enhertu infringes a Seagen patent. AstraZeneca co-commercialises Enhertu with Daiichi Sankyo, Inc. in the US. After trial in April 2022, the jury found that the patent was infringed and awarded Seagen $41.82m in past damages. In July 2022, the District Court entered final judgment and declined to enhance damages on the basis of wilfulness. In October 2023, the District Court entered an amended final judgment that requires Daiichi Sankyo to pay Seagen a royalty of 8% on US sales of Enhertu from 1 April 2022 through to 4 November 2024, in addition to the past damages previously awarded by the District Court. AstraZeneca and Daiichi Sankyo have appealed the District Court’s decision.
●
In December 2020 and January 2021, AstraZeneca and Daiichi Sankyo, Inc. filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, among other things, that the Seagen patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but, in April 2022, the USPTO granted the rehearing requests and instituted both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo, Inc. requested reconsideration of the decision not to institute review of the patent. In February 2023, the USPTO reinstituted the PGR proceeding. In February 2024, the USPTO issued a decision that the claims were unpatentable. Seagen has appealed this decision; the USPTO has intervened in the appeal.

Faslodex patent proceedings	Matter concluded
Japan
●
In 2021, in Japan, AstraZeneca received notice from the Japan Patent Office (JPO) that Sandoz K.K. (Sandoz) and Sun Pharma Japan Ltd. (Sun) were seeking to invalidate the Faslodex formulation patent.
●
AstraZeneca defended the challenged patent and Sun withdrew from the JPO patent challenge.
●
In July 2023, the JPO issued a final decision upholding various claims of the challenged patent and determining that other patent claims were invalid.
●
In August 2023, Sandoz appealed the JPO decision to the Japan IP High Court (High Court).
●
In October 2024, the High Court affirmed the decision by the JPO.

● This matter is now concluded.
Forxiga patent proceedings	Considered to be a contingent liability
UK
●
In the UK, one of AstraZeneca’s patents relating to Forxiga is being challenged by Generics (UK) Limited, Teva Pharmaceutical Industries Limited, and Glenmark Pharmaceuticals Europe Limited.
●
Trial is scheduled for March 2025.

Soliris patent proceedings	Considered to be a contingent liability
Turkey
●
In November 2024, Salute HC İlaçları Sanayi ve Ticaret A.Ş (Salute) served an action in the Industrial and Intellectual Property Rights Court in Istanbul, Turkey seeking to invalidate and enjoin enforcement of Alexion’s patent relating to eculizumab.

Tagrisso patent proceedings	Considered to be a contingent liability
US
●
In September 2021, Puma Biotechnology, Inc. (Puma) and Wyeth LLC (Wyeth) filed a patent infringement lawsuit in the US District Court for the District of Delaware (District Court) against AstraZeneca relating to Tagrisso.
●
In March 2024, the District Court dismissed Puma.
●
The jury trial, with Wyeth as the plaintiff, took place in May 2024. The jury found Wyeth’s patents infringed and awarded Wyeth $107.5m in past damages. The jury also found that the infringement was not wilful.
●
In proceedings following the jury award, the District Court rejected AstraZeneca’s indefiniteness and equitable defences but granted judgment as a matter of law in favour of AstraZeneca on the grounds that the patents were invalid for lack of written description and enablement.
●
Wyeth has filed an appeal.

Legal proceedings brought by AstraZeneca

Brilinta patent proceedings	Considered to be a contingent asset
US
●
In 2015 and subsequently, in response to Paragraph IV notices from ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware (District Court). In its complaints, AstraZeneca alleged that a generic version of Brilinta, if approved and marketed, would infringe patents that are owned or licensed by AstraZeneca.
●
In 2024, AstraZeneca entered into separate settlements and the District Court entered consent judgments to dismiss each of the corresponding litigations. Additional proceedings are ongoing in the District Court.
●
No trial date has been set.

Calquence patent proceedings	Considered to be a contingent asset
US
●
In February 2022, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware (District Court). In its complaints, AstraZeneca alleged that a generic version of Calquence capsules, if approved and marketed, would infringe patents that are owned or licensed by AstraZeneca.
●
In 2024, AstraZeneca entered into settlement agreements with all five generic manufacturers, resolving the Calquence capsule ANDA litigation proceedings.
●
AstraZeneca received Paragraph IV notices relating to patents listed in the FDA Orange Book with reference to Calquence tablets from Cipla USA, Inc. and Cipla Limited (collectively, Cipla) in April 2024 and from MSN Pharmaceuticals Inc. and MSN Laboratories Pvt. Ltd. (collectively, MSN) in November 2024.
●
In response to these Paragraph IV notices, AstraZeneca filed patent infringement lawsuits against Cipla in May 2024 and against MSN in January 2025 in the District Court. In the complaints, AstraZeneca alleges that a generic version of Calquence tablets, if approved and marketed, would infringe patents that are owned or licensed by AstraZeneca. No trial date has been scheduled.

Daliresp patent litigation	Considered to be a contingent asset
US
●
In 2015 and subsequently, in response to Paragraph IV notices from ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of New Jersey (District Court) relating to patents listed in the FDA Orange Book with reference to Daliresp.
●
In 2022, AstraZeneca entered into a settlement agreement and the District Court entered a consent judgment to dismiss the corresponding litigation. Additional ANDA challenges are pending.

Farxiga patent proceedings	Considered to be a contingent asset
US
●
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
●
In December 2023, AstraZeneca initiated ANDA litigation against Sun Pharmaceutical Industries Ltd. and Sun Pharmaceutical Industries, Inc. in the District Court. No trial date has been set.

Lokelma patent proceedings	Considered to be a contingent asset
US
●
In August 2022, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against multiple generic filers in the US District Court for the District of Delaware (District Court). AstraZeneca alleged that a generic version of Lokelma would infringe patents that are owned or licensed by AstraZeneca.
●
AstraZeneca has entered into separate settlement agreements with four generic manufacturers which resulted in dismissal of the corresponding litigations.

● Additional proceedings with the remaining generic manufacturer are ongoing in the District Court. Trial is scheduled for March 2025.
Lynparza patent proceedings	Considered to be a contingent asset
US
●
AstraZeneca received a Paragraph IV notice relating to Lynparza patents from Natco Pharma Limited (Natco) in December 2022, Sandoz Inc. (Sandoz) in December 2023, Cipla USA, Inc. and Cipla Limited (collectively, Cipla) in May 2024, and Zydus Pharmaceuticals (USA) Inc. (Zydus) in November 2024. In response to these Paragraph IV notices, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigations against Natco, Sandoz, Cipla, and Zydus in the US District Court for the District of New Jersey. In the complaints, AstraZeneca alleged that the defendants’ generic versions of Lynparza, if approved and marketed, would infringe AstraZeneca’s patents.
●
No trial date has been scheduled.

Soliris patent proceedings	Considered to be a contingent asset
Canada
●
In May 2023, Alexion initiated patent litigation in Canada alleging that Amgen Pharmaceuticals, Inc.’s (Amgen) biosimilar eculizumab product will infringe Alexion patents.
●
In September 2023, Alexion initiated patent litigations in Canada alleging that Samsung Bioepis Co. Ltd.’s (Samsung) biosimilar eculizumab product will infringe Alexion patents. The filing of the litigation triggered an automatic 24-month stay of the approval of each defendant’s biosimilar eculizumab product.
●
Trial against Amgen is scheduled to begin in January 2025 while trial against Samsung is scheduled to begin in June 2025.
●
In July and August 2023, in Canada, both Amgen and Samsung brought actions challenging the validity of Alexion’s patent relating to the use of eculizumab in treating aHUS. Trial is scheduled for November 2025.

Soliris patent proceedings	Matter concluded
US
●
In January 2024, Alexion initiated patent infringement litigation against Samsung Bioepis Co. Ltd. (Samsung) in the US District Court for the District of Delaware (District Court) alleging that Samsung’s biosimilar eculizumab product, for which Samsung is currently seeking FDA approval, will infringe six Soliris-related patents.
●
Five of the six asserted patents were also the subject of inter partes review proceedings before the US Patent and Trademark Office.
●
Alexion filed a motion for a preliminary injunction seeking to enjoin Samsung from launching its biosimilar eculizumab product upon FDA approval. The District Court denied Alexion’s motion and Alexion appealed that decision.
●
In August 2024, the parties reached resolution of the matter. All legal proceedings in the US courts have terminated as have the inter partes review proceedings.

Soliris patent proceedings	Considered to be a contingent asset
Europe
●
In March 2024, Alexion filed motions for provisional measures against Amgen Pharmaceuticals Inc (Amgen) and Samsung Bioepis Co. Ltd. (Samsung) and their respective affiliates at the Hamburg Local Division of the Unified Patent Court (UPC) on the basis that Amgen’s and Samsung’s biosimilar eculizumab products infringe an Alexion patent. Alexion appealed and in December 2024 the UPC appellate division denied Alexion’s appeal requesting provisional measures.
●
In parallel, Samsung and Amgen have filed oppositions to the patent at the European Patent Office.
●
In November 2024, Amgen filed a revocation action for the patent at the UPC Central Division in Milan.

Soliris patent proceedings	Considered to be a contingent asset
UK
●
In May 2024, Alexion initiated patent infringement proceedings against Amgen Ltd and Samsung Bioepis UK Ltd (Samsung UK) in the UK High Court of Justice alleging that their respective biosimilar eculizumab products infringe an Alexion patent; on the same day, Samsung UK initiated a revocation action for the same patent.
●
Trial has been scheduled for March 2025.

Tagrisso patent proceedings	Considered to be a contingent asset
Russia
●
In Russia, in August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow Region (Court) against the Ministry of Health of the Russian Federation and Axelpharm LLC (Axelpharm) related to Axelpharm’s improper use of AstraZeneca’s information to obtain authorisation to market a generic version of Tagrisso. In December 2023, the Court dismissed the lawsuit against the Ministry of Health of the Russian Federation. The appellate court affirmed the dismissal in March 2024. AstraZeneca filed a further appeal, which was dismissed in July 2024. The lawsuit against Axelpharm was dismissed in September 2024, and AstraZeneca appealed.
●
In November 2023, Axelpharm filed a compulsory licensing action against AstraZeneca in the Court related to a patent that covers Tagrisso. The compulsory licensing action remains pending. AstraZeneca has also challenged before the Russian Patent and Trademark Office (PTO) the validity of the Axelpharm patent on which the compulsory licensing action is predicated. In August 2024, the PTO determined that Axelpharm’s patent is invalid and, in November 2024, Axelpharm filed an appeal.
●
In July 2024, AstraZeneca filed a patent infringement lawsuit, which remains pending, and an unfair competition claim with the Federal Anti-Monopoly Service of Russia (FAS) against AxelPharm and others related to the securing of state contracts in Russia for its generic version of Osimertinib.
●
In August 2024, the FAS initiated an unfair competition case against Axelpharm and OncoTarget based on AstraZeneca’s unfair competition claim. In November 2024, the FAS determined that Axelpharm had committed unfair competition and that OncoTarget had not; the FAS ordered Axelpharm to cease sales of its generic osimertinib and pay the Russian government the income it received from its sales of its generic Osimertinib. In December 2024, Axelpharm appealed.

Product liability litigation

Legal proceedings brought against AstraZeneca

Farxiga and Xigduo XR	Considered to be a contingent liability
US
●
AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including Fournier's Gangrene and necrotising fasciitis, from treatment with Farxiga and/or Xigduo XR. In September 2023, the parties resolved by settlement agreement one case, filed in state court in Minnesota, previously scheduled for trial in October 2023. All remaining claims are filed in Delaware state court and remain pending, with the earliest trial scheduled for March 2026.

Nexium and Prilosec	A provision has been taken
US
●
AstraZeneca has been defending lawsuits brought in federal and state courts involving claims that plaintiffs have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. Most of the lawsuits alleged kidney injury.
●
In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs, including one such claim in the US District Court for the Middle District of Louisiana (District Court).
●
In October 2023, AstraZeneca resolved all pending claims in the MDL, as well as all pending claims in Delaware and New Jersey state courts, for $425m, for which a provision has been taken.
●
In December 2024, AstraZeneca resolved the sole remaining case, which had been pending in the District Court.

Nexium and Losec	Considered to be a contingent liability
Canada
●
In Canada, in July and August 2017, AstraZeneca was served with three putative class action lawsuits. Two of the lawsuits have been dismissed, one in 2019 and one in 2021.
●
The third lawsuit seeks authorisation to represent individual residents in Canada who allegedly suffered kidney injuries from the use of proton pump inhibitors, including Nexium and Losec. No trial date has been scheduled.

Onglyza and Kombiglyze	Matter concluded
US
●
In the US, AstraZeneca has been defending various lawsuits in both California state court and in a consolidated federal proceeding alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In the California state court proceeding, the trial court granted summary judgment for AstraZeneca, which the California appellate court affirmed. The California Supreme Court has declined further review, and the California matter has concluded.
●
The consolidated federal cases were dismissed in August 2022 by the US District Court for the Eastern District of Kentucky. That dismissal was affirmed by the US Court of Appeals for the Sixth Circuit in February 2024. This matter is concluded.

Vaxzevria	Considered to be a contingent liability
UK
●
AstraZeneca is defending lawsuits in multiple jurisdictions, including the UK, involving multiple claimants alleging injuries following vaccination with AstraZeneca’s COVID-19 vaccine. Most of the lawsuits involve claims of thrombosis with thrombocytopenia syndrome.
●
No trial dates have been scheduled.

Commercial litigation

Legal proceedings brought against AstraZeneca

340B Antitrust litigation	Considered to be a contingent liability
US
●
In September 2021, AstraZeneca was served with a class-action antitrust complaint filed in the US District Court for the Western District of New York (District Court) by Mosaic Health alleging a conspiracy to restrict access to 340B discounts in the diabetes market through contract pharmacies. In September 2022, the District Court granted AstraZeneca’s motion to dismiss the Complaint. In February 2024, the District Court denied Plaintiffs’ request to file an amended complaint and entered an order closing the matter.
●
In March 2024, Plaintiffs filed an appeal.

Amyndas Trade Secrets Litigation	Considered to be a contingent liability
US
●
AstraZeneca has been defending a matter filed by Amyndas Pharmaceuticals Member P.C. and Amyndas Pharmaceuticals, LLC, in the US District Court for the District of Massachusetts alleging trade secret misappropriation and breach of contract claims against Alexion and Zealand Pharma U.S. Inc. related to Amyndas’ C3 inhibitor candidate.
●
No trial date has been set.

Anti-Terrorism Act Civil Lawsuit	Considered to be a contingent liability
US
●
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
●
In June 2024, the United States Supreme Court issued an order vacating the 2022 decision and granted AstraZeneca’s and the other defendants’ request for a remand to the Appellate Court for reconsideration under new case law.

Caelum Trade Secrets Litigation	Matter concluded
US
●
AstraZeneca has been defending a matter filed by the University of Tennessee Research Foundation in the US District Court for the Eastern District of Tennessee related to CAEL-101.
●
In September 2024, the parties resolved the matter by settlement.

Definiens	Considered to be a contingent liability
Germany
●
In Germany, in July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (the Sellers) regarding the 2014 Share Purchase Agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. In December 2023, after an arbitration hearing, the arbitration panel made a final award of $46.43m in favour of the Sellers.
●
In March 2024, AstraZeneca filed an application with the Bavarian Supreme Court to set aside the arbitration award.
●
A hearing is scheduled for February 2025.

Employment Litigation	Considered to be a contingent liability
US
●
In December 2022, AstraZeneca was served with a lawsuit filed by seven former employees in the US District Court for the District of Delaware (District Court) asserting claims of discrimination on grounds of age and religion, related to AstraZeneca’s vaccination requirement. In June 2024, the District Court granted AstraZeneca’s partial motion to dismiss and denied without prejudice Plaintiff’s motion for conditional certification.
●
AstraZeneca is defending against numerous other litigation matters pending in federal and state courts asserting claims of discrimination in connection with AstraZeneca’s vaccine requirement. In November 2024, in a matter pending in the US District Court for the Northern District of Ohio, the court entered summary judgment in favour of the plaintiff.
●
A trial on the issues of damages is scheduled for June 2025.

Pay Equity Litigation	Considered to be a contingent liability
US
●
AstraZeneca is defending a putative class and collective action in the US District Court for the Northern District of Illinois (District Court) brought by three named plaintiffs, who are former AstraZeneca employees. The case involves claims under the federal and Illinois Equal Pay Acts, with the plaintiffs alleging they were paid less than male employees who performed substantially similar and/or equal work.
●
In May 2024, the District Court conditionally certified a collective under the federal Equal Pay Act and authorised the sending of notice to potential collective action members. The notice was distributed in June 2024.

Securities Litigation	Considered to be a contingent liability
US
●
In December 2024, a putative securities class action lawsuit was filed in the US District Court for the Central District of California against AstraZeneca PLC and certain officers, on behalf of purchasers of AstraZeneca publicly traded securities between February 2022 and December 2024. The complaint alleges that defendants made materially false and misleading statements in connection with the Company’s business in China.

Seroquel XR Antitrust Litigation	Considered to be a contingent liability
US
●
In 2019, AstraZeneca was named in several related complaints now proceeding in US District Court in Delaware (District Court), including several putative class action lawsuits that were purportedly brought on behalf of classes of direct purchasers or end payors of Seroquel XR, that allege AstraZeneca and generic drug manufacturers violated US antitrust laws when settling patent litigation related to Seroquel XR.
●
In July 2022, the District Court dismissed claims relating to one of the generic manufacturers while allowing claims relating to the second generic manufacturer to proceed.
●
In September 2024, AstraZeneca reached a settlement agreement with one of the plaintiff classes and the parties are now seeking judicial review and approval of the settlement.
●
Trial with the remaining class of plaintiffs is currently scheduled for May 2025.

Syntimmune Milestone Litigation	Considered to be a contingent liability
US
●
In connection with Alexion’s acquisition of Syntimmune, Inc. (Syntimmune) in December 2020, Alexion was served with a lawsuit filed by the stockholders’ representative for Syntimmune in Delaware state court that alleged, among other things, breaches of the 2018 merger agreement (Merger Agreement).
●
The stockholders’ representative alleges that Alexion failed to meet its obligations under the Merger Agreement to use commercially reasonable efforts to achieve the milestones. Alexion also filed a claim for breach of the representations in the Merger Agreement.
●
A trial was held in July 2023.
●
The court issued a partial decision in September 2024, concluding that the first milestone was achieved, and that Alexion had breached its contractual obligation to use commercially reasonable efforts to achieve the milestones. The court has requested additional briefing regarding damages and further proceedings regarding Alexion’s claim for breach.

University of Sheffield Contract Dispute	Considered to be a contingent liability
UK
●
In June 2024, AstraZeneca was served with a lawsuit filed by the University of Sheffield (Sheffield). In its complaint, Sheffield alleges that AstraZeneca made misrepresentations to induce Sheffield to amend a patent license relating to Lynparza.
●
AstraZeneca filed its defence in August 2024. No trial date has been scheduled.

Viela Bio, Inc. Shareholder Litigation	Considered to be a contingent liability
US
●
In February 2023, AstraZeneca was served with a lawsuit filed in the Delaware state court against AstraZeneca and certain officers (collectively, Defendants), on behalf of a putative class of Viela Bio, Inc. (Viela) shareholders. The complaint alleged that the Defendants breached their fiduciary duty to Viela shareholders in the course of Viela’s 2021 merger with Horizon Therapeutics, plc.
●
In July 2024, the Court granted with prejudice AstraZeneca’s motion to dismiss.
●
In August 2024, plaintiffs appealed the dismissal.

Legal proceedings brought by AstraZeneca

PARP Inhibitor Royalty Dispute	Considered to be a contingent asset
UK
●
In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc (GSK)) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product niraparib. In May 2021, AstraZeneca filed a lawsuit against GSK in the Commercial Court of England and Wales alleging that GSK had failed to pay all of the royalties due on niraparib sales under the license agreements. In April 2023, after trial, the trial court issued a decision in AstraZeneca’s favour. In February 2024, the Court of Appeal reversed the decision. In March 2024, AstraZeneca filed a request for permission to appeal with the Supreme Court of the United Kingdom.
●
In May 2024, the Supreme Court denied permission to appeal. The case will return to the trial court for further proceedings.

Government investigations and proceedings

Legal proceedings brought against AstraZeneca

340B Qui Tam	Considered to be a contingent liability
US
●
In July 2023, AstraZeneca was served with an unsealed civil lawsuit brought by a qui tam relator on behalf of the United States, several states, and the District of Columbia in the US District Court for the Central District of California (District Court). The complaint alleges that AstraZeneca violated the US False Claims Act and state law analogues. In March 2024, the District Court granted AstraZeneca’s motion to dismiss the First Amended Complaint without leave to amend.
●
In April 2024, the relator filed an appeal.

Boston US Attorney Investigation	Considered to be a contingent liability
US
●
In June 2024, AstraZeneca was served with a subpoena issued by the US Attorney’s Office in Boston, seeking documents and information relating to payments by AstraZeneca to healthcare providers.
●
AstraZeneca is cooperating with this enquiry.

Brazilian Tax Assessment Matter	Considered to be a contingent liability
Brazil
●
In connection with an ongoing matter, in August 2019, the Brazilian Federal Revenue Service provided a Notice of Tax and Description of the Facts (the Tax Assessment) to two Alexion subsidiaries in Brazil, as well as to two additional entities, a logistics provider utilised by Alexion and a distributor. The Tax Assessment focuses on the importation of Soliris vials pursuant to Alexion’s free drug supply to patients programme in Brazil.
●
Alexion prevailed in the first level of administrative appeals in the Brazilian federal administrative proceeding system based on a deficiency in the Brazil Tax Assessment. The decision was subject to an automatic appeal to the second level of the administrative courts.
●
In March 2023, the second level of the administrative courts issued a decision to remand the matter to the first level of administrative courts for a determination on the merits.

Texas Qui Tam	Considered to be a contingent liability
US
●
In December 2022, AstraZeneca was served with an unsealed civil lawsuit brought by qui tam relators on behalf of the State of Texas in Texas state court, which alleges that AstraZeneca engaged in unlawful marketing practices.
●
Trial is scheduled for October 2025.

Turkish Ministry of Health Matter	Matter concluded
Turkey
●
In Turkey, in July 2020, the Turkish Ministry of Health (Ministry of Health) initiated an investigation regarding payments to healthcare providers by Alexion and former employees and consultants. The investigation arose from Alexion’s disclosure of a $21.5m civil settlement with the US Securities & Exchange Commission (SEC) in July 2020 fully resolving the SEC’s investigation into possible violations of the US Foreign Corrupt Practices Act.
●
In September 2021, the Ministry of Health completed its draft investigation report and referred the matter to the Ankara Public Prosecutor’s Office with a recommendation for further proceedings against certain former employees. In June 2024, the Ankara Public Prosecutor’s Office closed its investigation without further action. This matter is now concluded.

US Congressional Inquiry	Matter concluded
US
●
In January 2024, AstraZeneca received a letter from the US Senate Committee on Health, Education, Labor and Pensions (HELP Committee) seeking information related to AstraZeneca's inhaled Respiratory products.
●
AstraZeneca cooperated with this inquiry and this matter is now concluded.

Vermont US Attorney Investigation	Considered to be a contingent liability
US
●
In April 2020, AstraZeneca received a Civil Investigative Demand from the US Attorney’s Office in Vermont and the Department of Justice, Civil Division, seeking documents and information relating to AstraZeneca’s relationships with electronic health-record vendors.
●
AstraZeneca continues to cooperate with this enquiry.

Shenzhen City Customs Office	Considered to be a contingent liability
China
●
In relation to the illegal drug importation allegations, in January 2025, AstraZeneca received a Notice of Transfer to the Prosecutor and an Appraisal Opinion from the Shenzhen City Customs Office regarding suspected unpaid importation taxes amounting to $0.9m.
●
To the best of AstraZeneca’s knowledge, the importation taxes referred to in the Appraisal Opinion relate to Imfinzi and Imjudo.
●
A fine of between one and five times the amount of unpaid importation taxes may also be levied if AstraZeneca is found liable.

Legal proceedings brought by AstraZeneca

340B State Litigation	Considered to be a contingent asset
US
●
AstraZeneca has filed lawsuits against Arkansas, Kansas, Louisiana, Maryland, Minnesota, Mississippi, Missouri, and West Virginia challenging the constitutionality of each state’s 340B statute.
●
In the Arkansas matter, trial is scheduled for April 2025. In the Arkansas administrative proceeding, the state has moved for a preliminary injunction to enjoin AstraZeneca’s 340B policy in Arkansas.
●
In the Kansas matter, after obtaining a stipulation from the state that AstraZeneca’s policy does not violate the Kansas 340B statute, AstraZeneca agreed to dismiss its complaint.
●
In the Louisiana matter, the Court granted the state’s motion for summary judgment. AstraZeneca has filed an appeal.
●
In the Maryland, Minnesota, and Missouri matters, the state has moved to dismiss AstraZeneca’s complaint.
●
In the Maryland and Mississippi matters, the Court has rejected AstraZeneca’s preliminary injunction motion.
●
The West Virginia matter remains in its preliminary stages.

Inflation Reduction Act Litigation	Considered to be a contingent asset
US
●
In August 2023, AstraZeneca filed a lawsuit in the US District Court for the District of Delaware (District Court) against the US Department of Health and Human Services (HHS) challenging aspects of the drug price negotiation provisions of the Inflation Reduction Act and the implementing guidance and regulations. In March 2024, the District Court granted HHS’ motions and dismissed AstraZeneca’s lawsuit.
●
AstraZeneca has appealed the District Court’s decision.

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

Tax

AstraZeneca considers whether it is probable that a taxation authority will accept an uncertain tax treatment. Where it is concluded that it is not probable the taxation authority will accept an uncertain tax treatment, a tax liability is recognised based on either the most likely amount method or the expected value method depending on which method management expects to better predict the resolution of the uncertainty. Tax liabilities for uncertain tax treatments can be built up over a long period of time but the resolution of the uncertain tax treatments usually occurs at a point in time. Given the inherent uncertainties in assessing the outcomes (which can sometimes be binary), the probability and amount of any tax liability occurring are difficult to ascertain which may see adjustments to the liabilities recognised for uncertain tax treatments in future periods that could have a material positive or negative effect on our results. Details of the movements in relation to material uncertain tax treatments are discussed below.

AstraZeneca faces a number of audits and reviews in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. The issues under discussion are often complex and can require many years to resolve. Tax liabilities recognised for uncertain tax treatments require management to make key judgements with respect to the outcome of current and potential future tax audits, and actual results could vary from these estimates. Management does not believe a significant risk exists of material change to uncertain tax positions in the next 12 months.

The total net tax liability recognised in the Group Financial Statements in respect of uncertain tax positions is $1,321m (2023: $1,336m; 2022: $830m) as explained below. The net tax liability consists of $1,157m (2023: $1,241m; 2022: $632m) included within income tax payable, $1,304m (2023: $441m; 2022: $291m) included within deferred tax asset, partially offset by $122m (2023: $9m; 2022: $(20)m) included within deferred tax liabilities, and $1,018m (2023: $337m; 2022: $113m) included within income tax receivable.

Transfer pricing

The net tax liability included in the Group Financial Statements in relation to management’s current assessment of tax risks in relation to worldwide transfer pricing exposures is $384m (2023: $401m; 2022: $260m). The decrease in the net tax liability for uncertain tax positions relating to transfer pricing of $17m compared with 2023 is mainly as a result of a decrease of tax liabilities arising from updates to estimates of prior period tax liabilities following progression of tax authority reviews.

The liability includes uncertain tax treatments which are estimated using the expected value method and depend on AstraZeneca’s assessment of the likelihood of the approach taken by the tax authorities. These matters can be complex and judgemental and could change in the future to reflect progress in tax authority reviews, the extent that any tax authority challenge is concluded including via negotiation between governments under competent authority procedures in relevant double tax treaties which can take many years to resolve, or matters lapse including following expiry of the relevant statutes of limitation. Depending upon progress in these matters, we could experience adjustments to the liabilities recognised in respect of uncertain tax treatments in future periods. Whilst it is impracticable to specify the possible effects of such changes at this stage, it is reasonably possible that an adjustment to the carrying amounts of tax assets and liabilities could be required within the next financial year.

For transfer pricing matters, including items under tax audit, AstraZeneca estimates the potential for additional tax liabilities above the amount provided where the possibility of the additional liabilities falling due is more than remote, to be up to $422m (2023: $386m; 2022: $245m) including associated interest.

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

Other uncertain tax treatments

Included in the net tax liability is $937m (2023: $935m; 2022: $570m) relating to a number of other uncertain tax treatments. The increase of $2m in the net tax liability relating to the other uncertain tax treatments mainly relates to an update to tax liabilities following progress of reviews by tax authorities and administrative appeal processes which are offset by movements relating to uncertainty over the timing of tax deductions. This uncertainty includes movements between income taxes receivable of $742m, and deferred tax liabilities of $133m offset by related deferred tax assets of $929m and income taxes payable of $269m. The liability includes tax liabilities in respect of uncertain tax treatments which are estimated using the most likely amount method and the expected value method and depend on AstraZeneca’s assessment of the likelihood of the approach taken by the tax authorities. This could change in the future to reflect progress in tax authority reviews, the extent that any tax authority challenge is concluded, or matters lapse including following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods.

For these other tax liabilities in respect of uncertain tax treatments, AstraZeneca estimates the potential for additional liabilities above the amount provided where the possibility of the additional liabilities falling due is more than remote, to be up to $214m (2023: $293m; 2022: $209m) including associated interest. It is possible that some of these liabilities may reduce in the future if any tax authority challenge is concluded or matters lapse following expiry of the relevant statutes of limitation, resulting in a reduction in the tax charge in future periods. AstraZeneca does not believe there are any significant other uncertain tax treatments where the possibility of the additional liabilities falling due is more than remote (2023: $nil; 2022: $280m).

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

Included within other payables is a net amount of interest arising on tax contingencies of $164m (2023: $184m; 2022: $106m).

31 Statutory and other information

	2024	2023	2022
	$m	$m	$m
Fees payable to PricewaterhouseCoopers LLP and its associates:
Group audit fee	10.6	10.2	9.9
Fees payable to PricewaterhouseCoopers LLP and its associates for other services:
The audit of subsidiaries pursuant to legislation	14.8	15.0	15.1
Attestation under s404 of Sarbanes-Oxley Act 2002	3.5	3.3	3.1
Audit-related assurance services	2.2	1.1	0.7
Other assurance services	0.3	0.2	0.2
Fees payable to PricewaterhouseCoopers Associates in respect of the Group’s pension schemes:
The audit of subsidiaries’ pension schemes	0.4	0.3	0.3
	31.8	30.1	29.3

Fees payable in the year of $0.2m (2023: $0.7m) are in respect of the Group audit and audit of subsidiaries related to prior years.

Related party transactions

The Group had no material related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.

Key management personnel compensation

Key management personnel are defined for the purpose of disclosure under IAS 24 ‘Related Party Disclosures’ as the members of the Board and the members of the SET.

	2024	2023	2022
	$’000	$’000	$’000
Short-term employee benefits	40,893	38,636	38,632
Post-employment benefits	1,045	1,354	1,388
Share-based payments	49,121	58,242	56,297
	91,059	98,232	96,317

Total remuneration is included within employee costs (see Note 29).

32 Subsequent events

There were no material subsequent events.

Group Subsidiaries and Holdings

In accordance with section 409 of the Companies Act 2006, a full list of subsidiaries, partnerships, associates, joint ventures and joint arrangements, the place of incorporation, registered office address, and the effective percentage of equity owned as at 31 December 2024 are disclosed below. Unless otherwise stated, the share capital disclosed comprises ordinary shares which are indirectly held by AstraZeneca PLC.

Unless otherwise stated, the accounting year ends of subsidiaries are 31 December. The Group Financial Statements consolidate the Financial Statements of the Company and its subsidiaries at 31 December 2024.

At 31 December 2024	Group Interest
Wholly owned subsidiaries

Algeria
AAPM SARL	100%
20, Zone Macro-Economique, Hydra, Dar El Medina, Algiers, Algeria

Argentina
AstraZeneca S.A.	100%
Olga Cossettini 363, 3° floor, Buenos Aires, Argentina
Alexion Pharma Argentina SRL	100%
Avenida Leandro N. Alem 592 Piso 6, Buenos Aires, Argentina

Australia
AstraZeneca Holdings Pty Limited	100%
AstraZeneca Pty Limited	100%
Alexion Pharmaceuticals Australasia Pty Ltd	100%
66 Talavera Road, Macquarie Park, NSW 2113, Australia
LogicBio Australia Pty Limited	100%
Level 40, 2-26 Park Street, Sydney, NSW 2000, Australia

Austria
AstraZeneca Österreich GmbH	100%
Alexion Pharma Austria GmbH	100%
Rechte Wienzeile 223 1120 Wien, Austria
Portola Österreich GmbH (in liquidation)	100%
Mooslackengasse 17, 1190 Wien, Austria

Belgium
AstraZeneca S.A. / N.V.	100%
Alfons Gossetlaan 40 bus 201 at 1702 Groot-Bijgaarden, Belgium
Alexion Pharma Belgium Sprl	100%
Alexion Services Europe Sprl	100%
Rue des Deux Eglises 29-33, 1000 Brussels, Belgium

Bermuda
Alexion Bermuda Holding ULC	100%
Alexion Bermuda Limited	100%
Alexion Bermuda Partners LP	100%
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton, HM 10, Bermuda

Brazil
AstraZeneca do Brasil Limitada	100%
Rod. Raposo Tavares, KM 26, 9, Cotia, Brazil
Alexion Farmacêutica América Latina Serviços de Administração de Vendas Ltda.	100%
Alexion Serviços e Farmacêutica do Brasil Ltda.	100%
Av. Dr Chucri Zaidan, 1240, 15° andar, CEP 04711-130, Ed. Morumbi Corporate – Golden Tower Vila São Francisco, São Paulo, Brazil

British Virgin Islands
Gracell Biotechnologies Holdings Limited	100%
Office of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands

Bulgaria
AstraZeneca Bulgaria EOOD	100%
51 Cherni Vrah Bld., Business Garden Office X, floor 10, Lozenets district, 1407 Sofia, Bulgaria

Canada
AstraZeneca Canada Inc.[1]	100%
Evinova Canada Inc.	100%
Suite 5000, 1004 Middlegate Road, Mississauga, ON, L4Y 1M4, Canada
Alexion Pharma Canada Corporation	100%
Suite 1300, 1969 Upper Water St, Halifax, NS, B3J 3R7, Canada
Fusion Pharmaceuticals Inc.	100%
270 Longwood Road South, Hamilton, ON, L8P 0A6, Canada

Cayman Islands
AZ Reinsurance Limited	100%
18 Forum Lane, 2nd Floor, Camana Bay, Grand Cayman, P.O. Box 69, Cayman Islands
Gracell Biotechnologies Inc.	100%
P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Chile
AstraZeneca S.A.	100%
AstraZeneca Farmaceutica Chile Limitada	100%
Av. Isidora Goyenechea 3477, 2nd Floor, Las Condes, Santiago, Chile

China
Alexion Pharmaceuticals (Shanghai) Company Limited	100%
Room 1703, Level 17, No. 88 Xizang North Road, Jing’an District, Shanghai, China
AstraZeneca Global R&D (China) Co., Ltd.	100%
16F, 88 Xizang North Road, Jing’an District, Shanghai, China
AstraZeneca Investment (China) Co., Ltd.	100%
199 Liangjing Road, Pilot Free Trade Zone, Shanghai, China
AstraZeneca Investment Consulting (Wuxi) Co., Ltd.	100%
Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China
AstraZeneca Pharmaceutical Co., Ltd.	100%
No. 2, Huangshan Road, Wuxi, Jiangsu Province, China
AstraZeneca Pharmaceutical (Beijing) Co., Ltd.	100%
1F, Building No. 4, No. 8 Courtyard, No. 1 Kegu Street, Beijing Economic-Technological Development Area, Beijing, China
AstraZeneca Pharmaceutical (Chengdu) Co., Ltd.	100%
10th Floor, Building 11 (Building E11), No. 366, Hemin Street, Chengdu High-tech Zone, China (Sichuan) Pilot Free Trade Zone, China
AstraZeneca Pharmaceutical (Guangzhou) Co., Ltd.	100%
Room 406-178, No. 1, Yichuang Street, (China-Singapore Guangzhou Knowledge City) Huangpu District, Guangzhou City, China
AstraZeneca Pharmaceutical (Hangzhou) Co., Ltd.	100%
12F & 14F, Building 1, Shuli Plaza, 758 Fei Jia Tang Road, Gongshu District, Hangzhou, Zhejiang Province, China
AstraZeneca Pharmaceutical Manufacturing (Qingdao) Co., Ltd.	100%
Room 806, Building 2, 82 Juxianqiao Road, High-tech Zone, Qingdao, Shandong Province, China
AstraZeneca Pharmaceutical (Qingdao) Co., Ltd.	100%
Floor 8, Building 2, 82 Juxianqiao Road, High-tech Zone, Qingdao, Shandong Province, China
AstraZeneca Pharmaceutical (Shanghai) Co., Ltd.	100%
B1F, 8F & 9F, 88 Xizang North Road, Jing’an District, Shanghai, China
AstraZeneca Pharmaceuticals (China) Co., Ltd.	100%
88 Yaocheng Avenue, Jiangsu Province, Taizhou, China
AstraZeneca (Wuxi) Trading Co., Ltd.	100%
Building E (Building No. 5), Huirong Commercial Plaza, East Jinghui Road, Xinwu District, Wuxi, China
Gracell Biomedicine (Shanghai) Co., Ltd.[2]	100%
Shanghai Evinova Medical Technology Co., Ltd.[2]	100%
Building C, No. 888, Huanhu 2nd Road West, Lingang New District, Shanghai, Pilot Free Trade Zone, China
Gracell Bioscience (Shanghai) Co., Ltd.	100%
1st-4th Floor, Building 1, No. 418 Guilin Road, Xuhui District, Shanghai 200233, China
Hainan Gracell Biomedicine Co., Ltd. (in liquidation)[2]	100%
A132-81, 4th Floor, Joint Inspection Building, Haikou Comprehensive Bonded Zone, Haikou Free Trade Zone, Hainan Province, China
Suzhou Gracell Bioscience Co., Ltd.	100%
Unit E547, 5th Floor, Lecheng Plaza, Phase II, Biobay Industrial Park, 218 Sangtian Street, Suzhou Industrial Park, Suzhou Area, Jiangsu, Pilot Free Trade Zone 215123, China

Colombia
AstraZeneca Colombia S.A.S.	100%
Av Carrera 9 No. 101-67 Office 601, Bogotá, 110231, Colombia
Alexion Pharma Colombia S.A.S. (in liquidation)	100%
Carrera 9 No. 115 - 06 /30 Edificio Tierra Firme Oficina 2904 Bogotá D.C., Colombia

Costa Rica
AstraZeneca CAMCAR Costa Rica, S.A.	100%
San José, Escazú, Roble Corporate Center, 5to piso, Costa Rica

Croatia
AstraZeneca d.o.o.	100%
Vjekoslava Heinzela 70, 10 000 Zagreb, Croatia

Czech Republic
AstraZeneca Czech Republic, s.r.o.	100%
Alexion Pharma Czech s.r.o.	100%
U Trezorky 921/2, 158 00 Prague 5, Czech Republic

Denmark
AstraZeneca A/S	100%
Johanne Møllers Passage 1, Dk-1799, Copenhagen V, Denmark

Egypt
AstraZeneca Egypt for Pharmaceutical Industries SAE	100%
6th of October City, 6th Industrial Zone, Plot 2, Giza, Egypt
AstraZeneca Egypt LLC	100%
47 St. 270 New Maadi, Cairo, Egypt
Drimex LLC	100%
Plot 133, Banks’ District, 5th Settlement, New Cairo, Cairo, Egypt

Estonia
AstraZeneca Eesti OÜ	100%
Harju maakond, Tallinn, Lasnamäe linnaosa, Valukoja tn 8/1, 11415, Estonia

Finland
AstraZeneca Oy.	100%
Keilaranta 18, 02150 Espoo, Finland

France
Amolyt Pharma SAS[3]	100%
15 Chemin du Saquin, Espace Européen, 69130 Écully, France
AstraZeneca SAS	100%
Tour Carpe Diem-31, Place des Corolles, 92400 Courbevoie, France
AstraZeneca Reims Production SAS	100%
Chemin de Vrilly Parc, Industriel de la Pompelle, 51100 Reims, France
AstraZeneca Dunkerque Production SCS	100%
224 Avenue de la Dordogne, 59640 Dunkerque, France
Alexion Europe SAS	100%
Alexion Pharma France SAS	100%
103-105 Rue Anatole France, 92300 Levallois-Perret, France

Germany
AstraZeneca GmbH	100%
AstraZeneca Holding GmbH[4]	100%
Sofotec GmbH[5]	100%
Friesenweg 26, 22763, Hamburg, Germany
AstraZeneca Computational Pathology GmbH[3]	100%
Bernhard-Wicki-Straße 5, 80636, Munich, Germany
Alexion Pharma Germany GmbH	100%
Landsberger Straße 300, 80687, Munich, Germany

Greece
AstraZeneca S.A.	100%
Agisilaou 6-8 Marousi, Athens, Greece

Hong Kong
AstraZeneca HK Holdings Company Limited	100%
AstraZeneca Hong Kong Limited	100%
Unit 1 – 3, 11/F., China Taiping Finance Centre, 18 King Wah Road, North Point, Hong Kong
Gracell Biotechnologies (HK) Limited	100%
C&F Secretarial Services Limited, Unit 3A, 12/F, Kaiser Centre, No. 18 Centre Street, Sai Ying Pun, Hong Kong

Hungary
AstraZeneca Kft	100%
1st floor, 4 building B, Alíz str., Budapest, 1117, Hungary

India
AstraZeneca India Private Limited[6]	100%
Block A, Neville Tower, 11th Floor, Ramanujan IT SEZ, Taramani, Chennai, Tamil Nadu, PIN 600113, India
Alexion Business Services Private Limited	100%
9th Floor, Platina, G Block Plot No. C-59, Bandra-Kurla Complex Bandra (East), Mumbai 400051, India

Iran
AstraZeneca Pars Company	100%
Suite 1, 1st Floor No. 39, Alvand Ave., Argantin Sq., Tehran 1516673114, Iran

Ireland
AstraZeneca Pharmaceuticals (Ireland) Designated Activity Company	100%
4th Floor, South Bank House, Barrow Street, Dublin 4, Republic of Ireland
Alexion Pharma Holding Limited	100%
Alexion Pharma International Operations Limited	100%
Alexion Pharma Development Limited	100%
AstraZeneca Ireland Limited	100%
College Business & Technology Park, Blanchardstown Road North, Dublin 15, Republic of Ireland

Israel
AstraZeneca (Israel) Ltd	100%
Atirei Yeda 1, Building O-Tech 2, POB 8044, Kfar Saba, 4464301, Israel
Alexion Pharma Israel Ltd	100%
16 Derech Aba Hille St., Ramat Gan 5250608, Israel

Italy
Simesa SpA	100%
AstraZeneca SpA	100%
Alexion Pharma Italy Srl	100%
Viale Decumano 39, 20157 Milan, Italy

Japan
AstraZeneca K.K.	100%
3-1, Ofuka-cho, Kita-ku, Osaka, 530-0011, Japan
Alexion Pharma GK	100%
Tamachi Station Tower N 3-1-1, Shibaura, Minato-ku Tokyo 108-0023, Japan

Kazakhstan
AstraZeneca Kazakhstan Limited Liability Partnership	100%
Office 101, 77 Kunayev Street, Almaty 050000, Kazakhstan

Kenya
AstraZeneca Pharmaceuticals Limited	100%
L.R. No.1/1327, Avenue 5, 1st Floor, Rose Avenue, Nairobi, Kenya

Latvia
AstraZeneca Latvija SIA	100%
Skanstes iela 50, Riga, LV-1013, Latvia

Lithuania
AstraZeneca Lietuva UAB	100%
Spaudos g., Vilnius, LT-05132, Lithuania

Luxembourg
AstraZeneca Luxembourg S.A.	100%
Rue Nicolas Bové 2A – L-1253, Luxembourg

Malaysia
AstraZeneca Asia-Pacific Business Services Sdn Bhd	100%
12th Floor, Menara Symphony, No. 5 Jalan Prof, Khoo Kay Kim, Seksyen 13, 46200 Petaling Jaya, Selangor Darul Ehsan, Malaysia
AstraZeneca Sdn Bhd	100%
Nucleus Tower, Level 11 & 12, No. 10 Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia

Mexico
AstraZeneca Health Care Division, S.A. de C.V.	100%
AstraZeneca, S.A. de C.V.	100%
Av. Periferico Sur 4305 interior 5, Colonia Jardines en la Montaña, Mexico City, Tlalpan Distrito Federal, CP 14210, Mexico
Alexion Pharma Mexico S. de R.L. de C.V.	100%
Paseo de los Tamarindos 90, Torre 1 piso 6 - A Col., Bosques de la Lomas, CP 05120 D.F, Mexico

Morocco
AstraZeneca Maroc SARLAU	100%
CFC (Casablanca Finance City), Le Continental Business Center, Bâtiment C, 7ème étage, Quartier Hay Hassani, Casablanca, Morocco

The Netherlands
Alexion Holding B.V.	100%
Alexion Pharma Foreign Holdings, B.V.	100%
Alexion Pharma Netherlands B.V.	100%
AstraZeneca B.V.	100%
AstraZeneca Continent B.V.	100%
AstraZeneca Gamma B.V.	100%
AstraZeneca Holdings B.V.	100%
AstraZeneca Jota B.V.	100%
AstraZeneca Rho B.V.	100%
AstraZeneca Sigma B.V.	100%
AstraZeneca Treasury B.V.	100%
AstraZeneca Zeta B.V.	100%
Prinses Beatrixlaan 582, 2595 BM, The Hague, The Netherlands
AstraZeneca Nijmegen B.V.	100%
Lagelandseweg 78, 6545 CG Nijmegen, The Netherlands
Acerta Pharma B.V.	100%
Aspire Therapeutics B.V.	100%
Kloosterstraat 9, 5349 AB, Oss, The Netherlands
Portola Netherlands B.V.	100%
Basisweg 10, 1043 AP, Amsterdam, The Netherlands
Neogene Therapeutics B.V.	100%
Science Park 106, 1098 XG Amsterdam, The Netherlands

At 31 December 2024	Group Interest
New Zealand
AstraZeneca Limited	100%
Pharmacy Retailing (NZ) Limited t/a Healthcare Logistics, 58 Richard Pearse Drive, Mangere, Auckland, 1142, New Zealand

Nigeria
AstraZeneca Nigeria Limited	100%
11A, Alfred Olaiya Street, Awuse Estate, Off Salvation Street, Opebi, Ikeja, Lagos, Nigeria

Norway
AstraZeneca AS	100%
Karvesvingen 7, 0579 Oslo, Norway

Pakistan
AstraZeneca Pharmaceuticals Pakistan (Private) Limited[7]	100%
Office No 1, 2nd Floor, Sasi Arcade, Block 7, Main Clifton Road, Karachi, Pakistan

Panama
AstraZeneca CAMCAR, S.A.	100%
Bodega #1, Parque Logistico MIT, Carretera Hacia Coco Solo, Colon, Panama

Peru
AstraZeneca Peru S.A.	100%
Calle Las Orquídeas N° 675, Int. 802, Edificio Pacific Tower, San Isidro, Lima, Peru

Philippines
AstraZeneca Pharmaceuticals (Phils.) Inc.	100%
16th Floor, Inoza Tower, 40th Street, Bonifacio Global City, Taguig 1634, Philippines

Poland
AstraZeneca Pharma Poland Sp.z.o.o.	100%
Alexion Pharma Poland Sp.z.o.o.	100%
Postepu 14, 02-676, Warszawa, Poland
Evinova Poland sp. z o.o	100%
Towarowa 28, 00-839 Warszawa, Poland

Portugal
Astra Alpha Produtos Farmacêuticos Lda	100%
AstraZeneca Produtos Farmacêuticos Lda	100%
Novastra Promoção e Comércio Farmacêutico Lda	100%
Novastuart Produtos Farmacêuticos Lda	100%
Stuart-Produtos Farmacêuticos Lda	100%
Zeneca Epsilon – Produtos Farmacêuticos Lda	100%
Zenecapharma Produtos Farmacêuticos, Unipessoal Lda	100%
Rua Humberto Madeira, No 7, Queluz de Baixo, 2730-097, Barcarena, Portugal

Puerto Rico
IPR Pharmaceuticals, Inc.	100%
Road 188, San Isidro Industrial Park, Canóvanas, 00729, Puerto Rico

Romania
AstraZeneca Pharma S.R.L.	100%
Bucharest, 1A Tipografilor Street, MUSE Offices, 2nd and 3rd Floor, District 1, 013714, Romania

Russia
AstraZeneca Industries LLC	100%
81 Vostochniy Lane, Dobrino Village, Borovskiy District, Kaluga Region, 249006, Russian Federation
AstraZeneca Pharmaceuticals LLC	100%
1 Krasnogvardeyskiy Lane 21, Bld.1, Floors 20-30, Moscow, 123112, Russian Federation
Alexion Pharma LLC	100%
12 Presnenskaya Embankment, Premises 1/36, Moscow, 123112, Russian Federation

Saudi Arabia
AstraZeneca Continent – Regional Headquarter	100%
Al-Nakhlah Tower, Floor 13th Ath Thumamah Road, Al Sahafa District, P.O. Box 42150, Riyadh, Kingdom of Saudi Arabia
AstraZeneca Trading Company	100%
8125 Prince Sultan, 2086 Ar Rawdah District, 23435, Jeddah, Kingdom of Saudi Arabia

Singapore
AstraZeneca Pharmaceuticals Singapore Pte. Limited	100%
AstraZeneca Singapore Pte Ltd	100%
10 Kallang Avenue #12-10, Aperia Tower 2, 339510, Singapore

South Africa
AstraZeneca Pharmaceuticals (Pty) Limited	100%
17 Georgian Crescent West, Northdowns Office Park, Bryanston, 2191, South Africa

South Korea
AstraZeneca Korea Co. Ltd	100%
21st Floor, Asem Tower, 517, Yeongdong-daero, Gangnam-gu, Seoul, 06164, Republic of Korea
Alexion Pharma Korea LLC	100%
41 FL., 152 Teheran-ro (Yeoksam-dong Gangnam Finance Center), Gangnam-gu, Seoul, Republic of Korea

Spain
AstraZeneca Farmaceutica Holding Spain SA	100%
AstraZeneca Farmaceutica Spain SA	100%
Evinova Spain SL	100%
Fundación AstraZeneca	100%
Laboratorio Beta SA	100%
Laboratorio Lailan SA	100%
Laboratorio Tau SA	100%
Calle del Puerto de Somport, 21-23, Madrid 28050, Spain
Alexion Pharma Spain SL	100%
Av Diagonal Num.601 P.1, Barcelona 08028, Spain

Sweden
AstraZeneca AB	100%
AstraZeneca Biotech AB	100%
AstraZeneca BioVentureHub AB	100%
AstraZeneca International Holdings Aktiebolag	100%
AstraZeneca Pharmaceuticals Aktiebolag	100%
AstraZeneca Södertälje 2 AB	100%
Evinova AB	100%
SE-151 85 Södertälje, Sweden
Alexion Pharma Nordics Holding AB	100%
Alexion Pharma Nordics AB	100%
Hagaplan 4, 113 68 Stockholm, Sweden

Switzerland
Alexion Pharma GmbH	100%
AstraZeneca AG	100%
Evinova AG	100%
Neuhofstrasse 34, 6340 Baar, Switzerland
Spirogen Sarl (in liquidation)	100%
Rue du Grand-Chêne 5, CH-1003 Lausanne, Switzerland

Taiwan
Alexion Pharma Taiwan Ltd	100%
AstraZeneca Taiwan Limited	100%
21st Floor, Taipei Metro Building 207, Tun Hwa South Road, SEC 2 Taipei, Taiwan

Thailand
AstraZeneca (Thailand) Limited	100%
Asia Centre 19th floor, 173/20, South Sathorn Rd, Khwaeng Thungmahamek, Khet Sathorn, Bangkok, 10120, Thailand

Tunisia
AstraZeneca Tunisie SaRL	100%
Lot n°1.5.5 les jardins du lac, bloc B les berges du lac Tunis, Tunisia

Turkey
AstraZeneca Ilac Sanayi ve Ticaret Limited Sirketi	100%
Y.K.B Plaza, B Blok, Kat:3-4, Levent/Beşiktaş, Istanbul, Turkey
Zeneca Ilac Sanayi ve Ticaret Anonim Sirketi	100%
Büyükdere Cad., Y.K.B. Plaza, B Blok, Kat:4, Levent/Beşiktaş, Istanbul, Turkey
Alexion Ilac Ticaret Limited Sirketi	100%
İçerenköy Mahellisi Umut SK. and Ofis Sit. No: 10 12/73 Ataşehir, Istanbul 10-12/73, Turkey

Ukraine
AstraZeneca Ukraina LLC	100%
54 Simi Prakhovykh Street, Kyiv, 01033, Ukraine

United Arab Emirates
AstraZeneca FZ-LLC	100%
Dubai Sciences Park Towers, Tower South, S1706S, Dubai Sciences Park, Dubai, United Arab Emirates
Alexion Pharma Middle East FZ-LLC	100%
Dubai Science Park, 501, Floor 5, EIB Building No. 2, Dubai, United Arab Emirates

United Kingdom
Alexion Pharma UK Limited	100%
Ardea Biosciences Limited	100%
Arrow Therapeutics Limited	100%
Astra Pharmaceuticals Limited	100%
AstraPharm	100%
AstraZeneca China UK Limited	100%
AstraZeneca Death In Service Trustee Limited	100%
AstraZeneca Employee Share Trust Limited	100%
AstraZeneca Finance Limited	100%
AstraZeneca Intermediate Holdings Limited[8]	100%
AstraZeneca Investments Limited	100%
AstraZeneca Japan Limited	100%
AstraZeneca Nominees Limited	100%
AstraZeneca Quest Limited	100%
AstraZeneca Share Trust Limited	100%
AstraZeneca Sweden Investments Limited	100%
AstraZeneca Treasury Limited	100%
AstraZeneca UK Limited	100%
AstraZeneca US Investments Limited[8]	100%
AZENCO2 Limited	100%
AZENCO4 Limited	100%
AZENCO5 Limited	100%
AZENCO6 Limited	100%
Cambridge Antibody Technology Group Limited	100%
Evinova Limited	100%
KuDOS Horsham Limited	100%
KuDOS Pharmaceuticals Limited	100%
Zenco (No. 8) Limited	100%
Zeneca Finance (Netherlands) Company	100%
MedImmune Limited	100%
1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom
MedImmune U.K. Limited	100%
Plot 6, Renaissance Way, Boulevard Industry Park, Liverpool, L24 9JW, United Kingdom
Syntimmune Limited	100%
21 Holborn Viaduct, London, EC1A 2DY, United Kingdom

United States
Acerta Pharma LLC[9]	100%
121 Oyster Point Boulevard, South San Francisco, CA 94080, United States
Alexion Pharmaceuticals, Inc.	100%
Achillion Pharmaceuticals Inc.	100%
Alexion US1 LLC[9]	100%
Savoy Therapeutics Corp	100%
Syntimmune LLC[9]	100%
TeneoTwo, Inc.	100%
121 Seaport Boulevard Boston, MA 02210, United States
Alexion Services Latin America Inc.	100%
600 Brickell Ave, Miami, FL 33131, United States
AlphaCore Pharma, LLC[9]	100%
333 Parkland Plaza, Suite 5, Ann Arbor, MI 48103, United States
Amolyt Pharma Inc.	100%
185 Alewife Brook Pkwy, Suite 210, Cambridge, MA 02138, United States
Amylin Ohio LLC[9]	100%
Amylin Pharmaceuticals, LLC[9]	100%
Ardea Biosciences, Inc.	100%
AstraZeneca Collaboration Ventures, LLC[9]	100%
AstraZeneca Finance and Holdings Inc.	100%
AstraZeneca Finance LLC[9]	100%
AstraZeneca Pharmaceuticals LP10	100%
Atkemix Nine Inc.	100%
Atkemix Ten Inc.	100%
Corpus Christi Holdings Inc.	100%
LogicBio Securities Corporation	100%
LogicBio Therapeutics, Inc.	100%
Neogene Therapeutics, Inc.	100%
Omthera Pharmaceuticals, Inc.	100%
Optein, Inc.	100%
Stauffer Management Company LLC[9]	100%
Zeneca Inc.	100%
Zeneca Holdings Inc.	100%

Zeneca Wilmington Inc.[8]	100%
1800 Concord Pike, Wilmington, DE 19803, United States
AZ-Mont Insurance Company	100%
100 Bank Street, Suite 630, Burlington, VT 05401, United States
Caelum Biosciences Inc.	100%
1200 Florence Columbus Road, Bordentown, NJ 08505, United States
Cincor Pharma Inc.	100%
100 College Street, New Haven, CT 06510, United States
Evinova Inc.	100%
101 Orchard Ridge Drive, Gaithersburg, MD 20878, United States
Fusion Pharmaceuticals US Inc.	100%
2 International Place, Suite 2310, Boston, MA 02110, United States
Gracell Biopharmaceuticals, Inc.	100%
530 Lytton Avenue, 2nd Floor, Palo Alto, CA 94301, United States
Icosavax, Inc.	100%
1930 Boren Avenue, Suite 1000, Seattle, WA 98101, United States
MedImmune, LLC[9]	100%
MedImmune Ventures, Inc.	100%
One MedImmune Way, Gaithersburg, MD 20878, United States
Pearl Therapeutics, Inc.	100%
200 Cardinal Way, Redwood City, CA 94063, United States
Portola Pharmaceuticals LLC	100%
Portola USA, Inc.	100%
270 East Grand Avenue, South San Francisco, CA 94080, United States
ZS Pharma, Inc.	100%
1100 Park Place, Suite 300, San Mateo, CA 94403, United States

At 31 December 2024	Group Interest
Uruguay
AstraZeneca S.A.	100%
Yaguarón 1407 of 1205, 11.100, Montevideo, Uruguay

Venezuela
AstraZeneca Venezuela S.A.	100%
Gotland Pharma S.A.	100%
Av. La Castellana, Torre La Castellana, Piso 5, Oficina 5-G, 5-H, 5-I, Urbanización La Castellana, Municipio Chacao, Estado Bolivariano de Miranda, Venezuela

Vietnam
AstraZeneca Vietnam Company Limited	100%
18th Floor, A&B Tower, 76 Le Lai, Ben Thanh Ward, District 1, Ho Chi Minh City, Vietnam

Subsidiaries where the effective interest is less than 100%
Algeria
AstraZeneca Algeria Pharmaceutical Industries SPA	49%
N° 20, Micro Zone d’Activité Hydra, Centre des Affaires Dar El Madina, Bloc A, 6th Floor, Hydra, Algiers, Algeria

China
Beijing Falikang Pharmaceutical Co., Ltd.	48.90%
Room 113, Floor 1, Unit 1, Building No. 6, 88 Kechuang 6th Street, Economic-Technological Development Area, Beijing, China

India
AstraZeneca Pharma India Limited[6]	75%
Block N1, 12th Floor, Manyata Embassy Business Park, Rachenahalli, Outer Ring Road, Bangalore-560 045, India

Indonesia
P.T. AstraZeneca Indonesia	95%
Perkantoran Hijau Arkadia Tower F, 3rd Floor, JI. T.B. Simatupang Kav. 88, South Jakarta, 12520, Indonesia

Switzerland
SixPeaks Bio AG11, 13	34.10%
Aeschenvorstadt 36, 4501 Basel, Switzerland

United States
VaxNewMo, LLC[12,13]	19.90%
4447 McPherson Avenue, St. Louis, MO 63108, United States

Joint Ventures
Hong Kong
IHP HK Holdings Limited	50%
Unit 1402, 14th Floor, Henley Building, No. 5 Queen’s Road Central, Hong Kong
WuXi MedImmune Biopharmaceutical Co., Limited (in liquidation)	50%
Room 1902, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong

United States
Montrose Chemical Corporation of California	50%
Suite 380, 600 Ericksen Ave N/E, Bainbridge Island, WA 98110, United States

Significant Holdings
China
Dizal (Jiangsu) Pharmaceutical Co., Ltd.	26.21%
199 Liangjing Rd, Zhangjiang Hi-Tech Park, Pudong District, Shanghai, 201203, China
Wuxi AstraZeneca-CICC Venture Capital Partnership (Limited Partnership)	22.13%
Wuxi AstraZeneca-CICC No.1 Venture Capital Partnership (Limited Partnership)	22.13%
Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China

United Kingdom
VaxEquity Ltd.[13] (in liquidation)	40%
Victory House, Vision Park, Chivers Way, Histon, Cambridge, CB24 9ZR, United Kingdom

United States
C.C. Global Chemicals Company	37.50%
P.O. Box 7, MS2901, TX 76101-0007, United States

Associated Holdings
Cayman Islands
Fuse Biosciences (Cayman) Limited[13]	18.75%
3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands

France
Medetia SAS[13]	10%
Institute Imagine, 24 Boulevard du Montparnasse, 75015 Paris, France
Cellectis S.A.[3]	43.96%
8, rue de la Croix Jarry, 75013 Paris, France

Israel
AION Labs Innovation Lab Ltd.	19.23%
CombinAble.AI Ltd.[13]	11.25%
ProPhet Bio Ltd.[13]	11.94%
TenAces Biosciences Ltd.[13]	12.50%
4 Oppenheimer Street, Building B, Rehovot, 7670104, Israel

Sweden
Swedish Orphan Biovitrum AB (publ)	9.74%
Tomtebodavägen 23A, Stockholm, Sweden
OnDosis AB	19.80%
GoCo House, 5 tr, Gemenskapens gata 9, 431 53 Mölndal, Sweden
CCRM Nordic AB	19.90%
Förändringens Gata 10, 431 53 Mölndal, Sweden

United Kingdom
Niox Group plc	16.61%
Magdalen Centre, 1 Robert Robinson Ave, Science Park, Oxford, OX4 4GA, United Kingdom

United States
AbMed Corporation[3]	18%
68 Cummings Park Drive, Woburn, MA 01801, United States
Baergic Bio, Inc.	19.95%
1111 Kane Concourse, Suite 301, Bay Harbor Islands, FL 33154, United States
Regio Biosciences, Inc.[13]	19.54%
5237 River Road, #361 Bethesda, MD 20816, United States

Employee Benefit Trusts
The AstraZeneca Employee Benefit Trust
AstraZeneca PSP/GRSP EBP for Canadian Employees

1	Ownership held in ordinary and special shares.
2	Ownership held by way of capital contribution.
3	Ownership held in ordinary and preference shares.
4	10% directly held by AstraZeneca PLC.
5	Sold to external third party effective 17 January 2025.
6	Accounting year end is 31 March.
7	Accounting year end is 30 June.
8	Directly held by AstraZeneca PLC.
9	Ownership held as membership interest.
10	Ownership held as partnership interest.
11	Consolidated due to AstraZeneca AB having an option to acquire.
12	Consolidated due to Zeneca Inc. having an option to acquire.
13	Ownership held in preference shares.