Form 20-F
period 2025-12-31
ASTRAZENECA PLC
filed 2026-02-24
CIK 901832

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Matthew Bowden AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA United Kingdom Telephone: +44 20 3749 5000 Facsimile number: +44 1223 352 858
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares of 25¢ each		The New York Stock Exchange
0.700% Notes due 2026	AZN 26	The New York Stock Exchange
1.200% Notes due 2026	AZN 26A	The New York Stock Exchange
3.125% Notes due 2027	AZN 27A	The New York Stock Exchange
4.800% Notes due 2027	AZN 27B	The New York Stock Exchange
1.750% Notes due 2028	AZN 28	The New York Stock Exchange
4.875% Notes due 2028	AZN 28A	The New York Stock Exchange
4.000% Notes due 2029	AZN 29	The New York Stock Exchange
4.850% Notes due 2029	AZN 29A	The New York Stock Exchange
1.375% Notes due 2030	AZN 30	The New York Stock Exchange
4.900% Notes due 2030	AZN 30A	The New York Stock Exchange
2.250% Notes due 2031	AZN 31	The New York Stock Exchange
4.900% Notes due 2031	AZN 31A	The New York Stock Exchange
4.875% Notes due 2033	AZN 33	The New York Stock Exchange
5.000% Notes due 2034	AZN 34	The New York Stock Exchange
6.450% Notes due 2037	AZN 37	The New York Stock Exchange
4.000% Notes due 2042	AZN 42	The New York Stock Exchange
4.375% Notes due 2045	AZN 45	The New York Stock Exchange
4.375% Notes due 2048	AZN 48	The New York Stock Exchange
2.125% Notes due 2050	AZN 50	The New York Stock Exchange
3.000% Notes due 2051	AZN 51	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class of stock of AstraZeneca PLC as of December 31, 2025 was:

Title of Class	Number of Shares Outstanding
Ordinary Shares of 25¢ each:	1,550,907,927

Redeemable Preference Shares of £1 each:	50,000

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

Yes ☐  No ☐

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2025 Form 20-F of AstraZeneca PLC (the “Company”) set out below is being incorporated by reference from AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated and submitted on February 24, 2026.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Unless the context otherwise requires, “AstraZeneca” or “Group” refers to the Company and its consolidated entities. Other information contained within AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F, including graphs and tabular data, is not included in this Form 20-F unless specifically identified below. Photographs are also not included.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Use of terms” on the inside front cover, “Strategic Report—Financial Review—Measuring performance” on page 52, and the tables on pages 53 to 55, and “—Important information for readers of this Annual Report—Cautionary statement regarding forward-looking statements”, “—Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates”, “—Statements of competitive position, growth rates and sales” and “—Information on websites” on page 228, and “Additional Information—Glossary” on page 227 in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference. References herein to AstraZeneca websites, including where a link is provided, are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F dated February 24, 2026. Reference to “audited” information (including graphs and tabular data) set forth under the heading “Corporate Governance—Directors’ Remuneration Report” refers to procedures performed by the Company’s external auditor in accordance with International Standards on Auditing (UK) (‘ISAs (UK)’) and applicable law and does not form part of the “Report of Independent Registered Public Accounting Firm” in Item 18 herein. For the avoidance of doubt, the “Independent Auditors’ report to the members of AstraZeneca PLC” on pages 116 to 124 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 does not form part of, and is not incorporated into, this Form 20-F dated February 24, 2026.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.Reserved

B.Capitalization and Indebtedness

Not applicable.

C.Reason for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Operating in the pharmaceutical sector carries various inherent risks and uncertainties that may affect our business. In this section, we describe the risks and uncertainties that we consider material to our business, in that they may have a significant effect on our financial condition, results of operations and/or reputation.

These risks have been categorised consistently with the “Risk Overview—Principal Risks” detailed on pages 48 and 49 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026, each of which are included below (in addition to other risks that we face). We believe that the forward-looking statements about AstraZeneca in this Form 20-F dated February 24, 2026, identified by words such as ‘anticipates’, ‘believes’, ‘expects’ and ‘intends’, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations. Other risks not listed here could have a significant adverse effect on our financial condition, results of operations and/or reputation.

Product pipeline risks	Impact
Failure or delay in the delivery of our pipeline or launch of new medicines

Our continued success depends on the development and successful launch of innovative new drugs.

The development of pharmaceutical product candidates is a complex, risky and lengthy process involving significant resources. Projects have failed, and may fail in the future, at any stage of the process due to various factors, including: failure to obtain the required regulatory or marketing approvals, unfavourable clinical efficacy data, safety concerns, failure to demonstrate adequate cost-effective benefits to regulatory authorities and/or payers, and the emergence of competing products. Details of projects that have suffered setbacks or failures during 2025 can be found in the “Strategic Report—Therapy Area Review” on pages 12 to 25 of AstraZeneca’s “Annual Report on Form 20-F Information 2025” included as exhibit 15.1 to this form 20-F dated February 24, 2026.

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
Pricing, affordability, access and competitive pressures

At AstraZeneca, our approach to pricing balances the priorities of patients, their physicians, payers, society and our business. Our four guiding principles – Access, Value, Sustainability and Equity – aligned to our overarching Company Values, form the cornerstones of our brand pricing strategies. Our prices are rooted in the assurance of our high-quality science, and the benefit this brings to patients. They also reflect holistic value, in the context of healthcare systems and market dynamics, affordability and equity; so that we can adapt our prices across the more than 80 countries in which we have an active presence and help support long-term healthcare system resilience.

Our pricing approach, as described in the previous paragraph, is a key contributor to our success. However, there are various external risk factors that could compromise our ability to execute our pricing strategies as planned. The market access environment is highly complex and subject to dynamic economic, political and social pressures. Globally, there are increasing cost-containment measures, greater calls for net price and R&D cost transparency, as well as early discussions towards pooled procurement mechanisms beyond emergency countermeasures and essential medicines.

Continued deterioration of, or lack of improvement in, socio-economic conditions could adversely affect supply and/or distribution in affected countries and the ability or willingness of customers to purchase our medicines, putting pressure on price and/or volumes. This could adversely affect our business or results of operations, for example, those healthcare systems most severely impacted by downturn may seek alternative ways to settle their debts at a discount. Other customers may cease to trade, which may result in losses from writing off debts or a reduction in demand for products. Across the industry, we continue to navigate pricing pressures and policy changes including the EU Joint Clinical Assessment (JCA), the US Inflation Reduction Act (IRA) as well as more recent health equalisation initiatives requiring countries to increase their drug spending to support R&D costs, ensuring a more balanced global pharmaceutical landscape.

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

Failure to execute our commercial strategies or achieve the level of sales anticipated for a medicine could materially impact our business.

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
Failure to maintain supply of compliant, quality medicines

We may experience challenges, delays or interruptions in the manufacturing and supply of our products for various reasons, including:

> Supply shortages or delays in construction of facilities to support future demand of our products caused by significant unforecasted demand growth or supply chain disruptions (e.g. natural disasters, climate impacts, pandemics, conflict or political unrest, failure in IT (including cyber-attack)).

> The inability to supply products due to a product quality failure or regulatory compliance action such as licence withdrawal, product recall or change of regulatory standards (e.g. nitrosamines, where regulators have been introducing new limits/expectations for regulatory filings).

It is necessary for us to meet all regulations, including compliance with Good Manufacturing Practices and Good Distribution Practices and comparable regulatory dossier conditions of approval in all countries in which our products are licensed, manufactured or sold.

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

Failure in information technology or cybersecurity

IT systems enable critical business functions which are increasingly dependent on solution provider cybersecurity controls and maturity. High availability and resilient IT systems remain a business imperative, providing our workforce with continuous access to AI tools, collaboration environments, global communications channels, applications and data. In addition to availability and reliability, these systems must comply with provisions specified in cybersecurity, data security, privacy and individual protection laws.

We prioritise data protection and access to delivery innovation, business growth, and uninterrupted medicine supply. Data is often characterised as strictly confidential including clinical trial records, personal information, IP, R&D data, and compliance information. IT systems and data are potentially vulnerable to service interruptions and security breaches via attacks by malicious third parties or intentional or inadvertent actions by our employees or vendors. Attempts to exploit AstraZeneca’s IT systems and data are increasingly sophisticated with increased volume and fuelled by malicious AI use. Threat actors include organised criminal groups, ‘hacktivists’, nation states, employees and others. Privacy legislation includes obligations to report data protection breaches to regulators and affected individuals within expedited timeframes.

The internet is our primary critical business transaction channel. Internet availability remains at risk due to geopolitical tensions and conflict.

Disruption to our IT systems and/or the internet (including breaches of data security or cybersecurity, failure to integrate new and existing IT systems) or failure to comply with additional requirements under applicable laws, could harm our reputation and materially adversely affect our financial condition or operations. While we invest heavily in the protection of our data, IT, Operational Technology and AI assets we may be unable to prevent hardware or software failures or breaches which could result in disclosure of confidential information, damage to our reputation, regulatory penalties or sanctions, or financial loss.

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

Failure to collect and manage data and AI in line with legal and regulatory requirements and strategic objectives

Data is increasingly recognised as being AstraZeneca’s most valuable commodity. There is an increasing range of legislative and regulatory requirements to manage data across all countries where we conduct business. The requirements may impact certain types of data such as personal data, the way that we conduct business, such as restricting the movement of data between countries or jurisdictional regions, or how we make use of new technological capabilities such as AI. In addition, geopolitical changes may require changes to how AstraZeneca manages data.

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

AI technologies present significant opportunities and risks to our business. Harnessing AI’s transformative potential may enable AstraZeneca to speed up the discovery and development of new drugs, optimise our manufacturing processes, drive efficiencies and productivity, and accelerate our growth. Failure to exploit these opportunities may put AstraZeneca at a competitive disadvantage and impact delivery of our strategic objectives.

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

Despite taking measures designed to ensure compliance with applicable privacy- and AI-related laws and regulations by our personnel and our third parties, non-compliance may occur. If future instances of non-compliance are deemed significant, these may attract material regulatory sanctions or fines and corresponding reputational damage, orders to stop certain processing of personal data, or legal action on behalf of impacted individuals. Further, failure to protect personal data could lead to a competitive disadvantage, loss of trust from our stakeholders, including patients, and prevent us from delivering our strategic objectives.

If the scope of data-related laws is expanded or if the interpretation or enforcement of existing laws change or new privacy laws are implemented, AstraZeneca and its third-party vendors may be required to change their business practices or data processing practices and policies. This may lead to substantial compliance related costs or materially adversely impact our business and financial condition.

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

Many of our business-critical operations are outsourced to third-party providers. We are, therefore, heavily reliant on these third parties to get medicines to patients, comply with applicable laws and regulations, while also ensuring prudent use of AstraZeneca’s financial resources.

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

Failure of critical processes

Unexpected events including those beyond our control could result in the failure of critical processes within the Group or at third parties on whom we are reliant.

Examples of threats include:

> Instability including as a result of war or armed conflicts, terrorism, pandemics, riots, unstable governments, civil insurrection or social unrest

> Natural disasters and extreme weather events

> Cyber threats detailed in the ‘Failure in information technology or cybersecurity’ risk above.

Crystallisation of such threats may heighten other risks, such as the delivery of the pipeline, launch of new medicines, or the manufacture and supply of medicines, and may lead to loss of revenue and have an adverse impact on our operations.

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

Ensuring our employees are continually developed so that they can fully exploit the opportunities presented by new technologies will be important for our ongoing success.

The inability to attract and retain highly skilled personnel may weaken our succession plans for critical positions, impact the implementation of our strategic objectives and have a significant impact on our business.

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

Actual or perceived failure to comply with laws or regulations may result in AstraZeneca and/or its employees being investigated by government agencies and authorities and/or in civil legal proceedings. Relevant authorities have wide-ranging administrative powers to deal with any failure to comply with laws, regulations or continuing regulatory oversight, and this could affect us, whether such failure is our own or that of our contractors or external partners. In particular, the manufacturing, marketing, exportation, promotional, clinical, pharmacovigilance and pricing practices of pharmaceutical manufacturers, as well as manufacturer interaction with regulatory agencies, purchasers, prescribers and patients, are subject to extensive regulation, litigation and governmental investigation. Moreover, such laws, rules and regulations are subject to change. Details of material litigations and governmental investigations can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 181 to 190 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.

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

We are subject to numerous patent challenges relating to various products or processes and assertions of non-infringement of our patents. A loss in any of these challenges could result in loss of patent protection on the covered product and a risk to the revenue generated by the product. We also face the risk that our products may be found to infringe patents owned or licensed by third parties and we may be subject to monetary damages or compelled to cease sales of the infringing product, resulting in a potential risk to revenue. These challenges threaten the value of our investment in pharmaceutical development. Details of material patent litigation matters can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 181 to 185 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.

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

Failure to meet our sustainability targets, regulatory requirements and stakeholder expectations with respect to the environment

Environmental issues will become more important as healthcare systems continue to adopt net-zero climate targets and environmental considerations are embedded in the public procurement of medicinal products and devices.

Investors, governments and non-governmental organisations will scrutinise our environmental targets and performance.

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

Failure to maximise our sustainability credentials could expose us to increased regulatory risk and put us at a commercial disadvantage relative to our peers. This could adversely impact our financial results and lead to reputational damage.

Failure to proactively manage the physical risks associated with climate change could impact the resilience of our operations and supply chain. This could result in supply interruptions, loss of stock and adversely impact our financial results.

Failure to meet regulatory and ethical expectations on commercial practices, including anti-bribery/anti-corruption, anti-fraud and scientific exchanges

There remains an increased global focus on the implementation and enforcement of anti-bribery/anti-corruption and anti-fraud legislation. Three relevant pieces of legislation include the UK Bribery Act, the UK Economic Crime and Corporate Transparency Act and the US Foreign Corrupt Practices Act. Many other countries where we operate are also enforcing their own laws more aggressively and/or adopting tougher new measures. There has also been an increase in cooperation and coordination between regulators across countries with respect to investigation and enforcement. We have been the subject of anti-corruption investigations and there can be no assurance that we will not, from time to time, be subject to informal enquiries and formal investigations from governmental agencies. In the context of our business, governmental officials interact with us in various roles that are important to our operations, such as in the capacity of a regulator, partner or healthcare payer, reimburser or prescriber, among others. To the extent we are the subject of any such pending and material matters, details are included in “Financial Statements—Notes to the Group Financial Statements—Note 30 Commitments, contingent liabilities and contingent assets” on pages 181 to 189 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.

Despite taking measures to prevent breaches of applicable anti-bribery/anti-corruption and anti-fraud laws by our personnel and associated third parties, breaches may still occur, potentially resulting in the imposition of significant penalties, such as fines, the requirement to comply with monitoring or self-reporting obligations, or debarment or exclusion from government sales or reimbursement programmes, any of which could materially adversely affect our reputation, business or results of operations.

Economic and financial risks	Impact
Geopolitical and/or macroeconomic volatility disrupts the operation of our global business

With an active presence in more than 80 countries, we are subject to political, socio-economic and financial factors around the world. A sustained global economic downturn, periods of high inflation, stagflation or large fluctuation in exchange rates may adversely impact financial markets and/or exacerbate pressure from governments and other healthcare payers on medicine prices and other cost control measures in order to limit healthcare spending.

Geopolitical tensions may lead to the imposition, alteration or escalation of trade controls, tariffs, taxes or other restrictions to market access which may increase our costs or reduce revenues.

A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for medicines and our ability to raise additional capital when needed or on favourable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payers.

Measures taken to limit healthcare spending may lead to lower than anticipated rates of growth in some markets and limit the incentives to develop innovative medicines resulting in an adverse impact on revenues and profitability.

Any escalation in barriers to the global free flow of medicines could increase costs to serve affected markets which may lead to downward pressure on margins. While the introduction of severe sanctions would be unprecedented in relation to medicines, the landscape continues to evolve. It could occur if matters escalate significantly and could impact processes for the manufacture, distribution and commercialisation of medicines and levels of sales in affected markets.

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

The introduction of new legislation such as the failure to prevent fraud offence in the UK’s Economic Crime and Corporate Transparency Act may increase regulator focus on fraud.

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

Unexpected deterioration in the Group’s financial position

Movements in exchange rates against the US dollar, our reporting currency, impact our reported results. The key currencies of Product Sales and costs are: US dollar, euro, Chinese renminbi, pound sterling, Japanese yen, and Swedish krona.

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

Tax law is complex, leading to the risk of different interpretations. Revenue authorities can make conflicting claims to the profits taxed in individual countries leading to double taxation and the potential for fines and penalties. Tax laws can change following action by international bodies such as the Organisation for Economic Co-operation and Development or individual governments.

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

Solvency levels could fall, adversely impacting our financial position and requiring higher cash contributions if there are: falls in assets; increases in liability valuations (from falls in bond yields, increases in inflation or lower mortality); or changes in regulations. As liability valuation risks are hedged to a material level in some pension schemes, significant collateral may need to be posted to meet margin requirements, which in extreme circumstances, could lead to a short-term liquidity risk in these pension schemes and a request to the Group to provide temporary liquidity.

Uninsured losses, or those where an insurer denies coverage, could materially adversely affect our financial condition.

The resolution of tax disputes can result in incremental tax costs, a reallocation of profits or losses between jurisdictions, or even double taxation, fines and penalties. They are costly, divert management attention and may adversely affect our reputation.

If tax treaties are withdrawn or amended, or Competent Authorities are unable to reach an agreement that eliminates double taxation, this could materially adversely affect our financial position. For details of our financial risk management policies, see “Strategic Report—Financial Review—Financial risk management” on page 64 and for details of current tax disputes, see “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets—Tax” on pages 189 to 190 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.

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

In 2026, the Company terminated its American Depositary Receipt (“ADR”) programme and directly listed all of its Ordinary Shares on the New York Stock Exchange. The effective date of the direct listing of the Ordinary Shares on the New York Stock Exchange was 2 February 2026.

The information (including tabular data) set forth under the headings “Strategic Report—Financial Review—Collaboration Revenue” on page 57, “Strategic Report—Financial Review—Restructuring” on page 59, “Strategic Report—Financial Review—Acquisitions treated as business combinations” and “—Acquisitions treated as asset acquisitions” on page 62, “Strategic Report—Financial Review—Investments, divestments and capital expenditure” on page 63, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Board leadership and Company purpose” on page 71 and “Additional Information—Important information for readers of this Annual Report—Information on websites” on page 228, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference. Additionally, the information set forth under the heading “Strategic Report—Financial Review” on pages 67 to 84 (excluding the information set forth under the subheadings “Full year 2025: additional commentary” and “Currency impact” on page 81) of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to the Form 20-F dated February 18, 2025 is incorporated herein by reference.

The United States Securities and Exchange Commission (the “SEC”) maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

B. Business Overview

The information (including graphs and tabular data) set forth under the headings “Strategic Report—AstraZeneca at a Glance” on page 2, “Strategic Report—Chair’s Statement” on page 3, “Strategic Report—Chief Executive Officer’s Review” on pages 4 to 5, “Strategic Report—Financial highlights” on page 1, “Strategic Report—Healthcare in a Changing World” on pages 6 to 7, “Strategic Report—Our Purpose, Values and Business Model” on pages 8 to 9, “Strategic Report—Our Strategy and Key Performance Indicators” on pages 10 to 11, “Strategic Report—Therapy Area Review” on pages 12 to 25, “Strategic Report—Business Review” on pages 26 to 46, “Strategic Report—Risk Overview—Managing risk”, “—Emerging risks”, “—Climate risk”, “—Cybersecurity risk” on page 47, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Further information on risk management and controls—Global Compliance and GIA” on page 73, “Corporate Governance—Corporate Governance Report—Principal Decisions in 2025—Pipeline strengthening transactions” on page 77, “Financial Statements—Notes to the Group Financial Statements—Note 2—Revenue” on page 140 to 141, “Financial Statements—Notes to the Group Financial Statements—Note 7—Segment information” on pages 147 to 148, “Sustainability Statement” on pages 204 to 219, and “Additional Information—Important information for readers of this Annual Report—Statements of competitive position, growth rates and sales” on page 228, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

For the avoidance of doubt, KPMG’s Independent Sustainability Assurance Report is not included within this Form 20-F and therefore any references to this report (or the related assurance services) are not incorporated in, and do not form part of, this Form 20-F.

Development Pipeline as at February 10, 2026

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

Key:

PP = Partnered product

Phase I

Compound	Mechanism	Additional Information	Area Under Investigation
Oncology
AZD0240	KRAS G12D armoured TCR-T		solid tumours
AZD0516	STEAP2 TOP1i ADC		prostate cancer
AZD0754	STEAP2 CAR-T		prostate cancer
AZD2068	EGFR/cMET actinium radioconjugate		solid tumours
AZD2284	STEAP2 actinium radioconjugate		prostate cancer
AZD2962	IRAK4 inhibitor		haematological malignancies
AZD3632	MENIN inhibitor		haematological malignancies
AZD4360	CLDN18.2 TOP1i ADC		solid tumours
AZD4512	CD22 TOP1i ADC	Modular Ph I/II open-label multi-center study	relapsed/refractory B-cell non-Hodgkin lymphoma
AZD5492	CD20 TITAN T-cell engager		haematology
AZD5863	CLDN18.2/CD3 bispecific antibody		solid tumours
AZD6621	STEAP2 T-cell engager		prostate cancer
AZD6750	CD8-guided IL2		solid tumours
AZD7003 (China)	GPC3 CAR-T		hepatocellular carcinoma/squamous non-small cell lung cancer
AZD8421	CDK2 inhibitor		solid tumours
AZD9750	AR PROTAC		prostate cancer
AZD9793	GPC3 T-cell engager		solid tumours
NT-112	KRAS G12D armoured TCR-T		solid tumours
NT-175	TP53 R175H armoured TCR-T		solid tumours
surovatamig	CD19/CD3 T-cell engager		r/r B-cell non-Hodgkin lymphoma
surovatamig SOUNDTRACK-E	CD19/CD3 T-cell engager		mature B-cell malignancies
volrustomig + lenvatinib	PD-1/CTLA-4 bispecific mAb + VEGFi		advanced renal cell carcinoma
volrustomig eVOLVE-RCC02	PD-1/CTLA-4 bispecific mAb		1L advanced clear cell renal cell carcinoma
CVRM
AZD1613	PAPPA-1 mAb		ADPKD
AZD1705	lipid lowering		cardiovascular disease
AZD3974	anti-inflammatory and anti-fibrotic mechanism		cirrhosis
AZD4063	PLN		R14del dilated cardiomyopathy
AZD4144	NLRP3		cardiorenal disease
AZD4248	NNMT inhibitor		cardiorenal disease
AZD4954	Lp(a) inhibitor		dyslipidaemia
Respiratory & Immunology
AZD0120	CD19/BCMA CAR-T		systemic lupus erythematosus
AZD0120	CD19/BCMA CAR-T		autoimmune diseases
AZD0120	CD19/BCMA CAR-T		multiple sclerosis
AZD5492	CD20 TITAN T-cell engager		systemic lupus erythematosus
AZD6912	siRNA		rheumatoid arthritis
AZD8965	inhibition of arginase enzyme		idiopathic pulmonary fibrosis
surovatamig	CD19/CD3 T-cell engager		B-cell driven autoimmune disease
Rare Disease
ALXN2080	oral factor D inhibitor		healthy volunteers
ALXN2350 DCMRestore	AAV gene therapy		BAG3-associated dilated cardiomyopathy
AZD0120 ALACRITY	CD19/BCMA CAR-T		amyloid light-chain amyloidosis
AZD1390 AGILE	ATM inhibitor		glioblastoma

Phase II

Compound	Mechanism	Additional Information	Area Under Investigation
Oncology
AZD0120	CD19/BCMA CAR-T		multiple myeloma
AZD0305	GPRC5D MMAE ADC		relapsed/refractory multiple myeloma
AZD3470	PRMT5 inhibitor	cHL (Phase II), solid tumours (Phase I)	classic Hodgkin lymphoma, solid tumours
AZD9574	PARP1 inhibitor		advanced solid malignancies
camizestrant	ngSERD		HR+ HER2- breast cancer
FPI-2265	PSMA actinium radioconjugate	(PP)	prostate cancer
IPH5201 + Imfinzi	CD39 mAb + PD-L1 mAb	(PP)	neoadjuvant/adjuvant NSCLC
puxitatug samrotecan	B7-H4 TOP1i ADC		solid tumours
rilvegostomig ARTEMIDE-01	PD-1/TIGIT bispecific mAb	(PP)	solid tumours
saruparib	PARP1 inhibitor		solid tumours
sonesitatug vedotin	CLDN18.2 MMAE ADC		solid tumours
surovatamig SOUNDTRACK-B	CD19/CD3 T-cell engager		B-cell non-Hodgkin lymphoma
surovatamig SYRUS	CD19/CD3 T-cell engager		B-cell acute lymphoblastic leukaemia
tilatamig samrotecan	EGFR/cMET TOP1i ADC		solid tumours
torvutatug samrotecan (AZD5335)	anti-FRα TOP1i ADC		ovarian cancer, solid tumours
volrustomig	PD-1/CTLA-4 bispecific mAb		solid tumours
volrustomig CANTOR	PD-1/CTLA-4 bispecific mAb		colorectal cancer (mCRC)
volrustomig eVOLVE-01	PD-1/CTLA-4 bispecific mAb		NSCLC
volrustomig eVOLVE-02	PD-1/CTLA-4 bispecific mAb		cervical cancer, head and neck squamous cell carcinoma
CVRM
AZD2389	anti-fibrotic mechanism		metabolic dysfunction-associated steatohepatitis
AZD5462	RXFP1 agonist	(PP)	heart failure
AZD6234	peptide		chronic weight management in overweight or obesity
AZD9550 + AZD6234	GLP-1R glucagon dual agonist + selective amylin agonist		obesity
balcinrenone/dapagliflozin	MR antagonist/modulator + SGLT2 inhibitor		CKD
elecoglipron (AZD5004)	oral GLP-1 receptor agonist		T2D/chronic weight management
opemalirsen	podocyte health		nephropathy
Respiratory & Immunology
atuliflapon	FLAP inhibitor		asthma
AZD1163	anti-PAD2/4 bispecific antibody		rheumatoid arthritis
AZD4604	inhaled JAK1 inhibitor		asthma
AZD6793	IRAK4 inhibitor		COPD
AZD7798	humanised monoclonal antibody targets T-cells subset		Crohn’s disease
AZD8630	inhaled TSLP FAb	(PP)	asthma
tozorakimab	IL-33 mAb		asthma
Vaccines & Immune Therapies
AZD0292	pseudomonas Psl-PcrV bispecific mAb		bronchiectasis
AZD5148	anti-clostridioides difficile TcdB mAb		reduction of C. diff recurrence
AZD7760	mAb combination targeting S aureus virulence factors		prevention of Staph aureus infection
Rare Disease
ALXN1920 AUTUMN	kidney-targeted factor H fusion protein		primary membranous nephropathy
ALXN2030 CONCORD	siRNA targeting complement C3		antibody mediated rejection
ALXN2420 ASTERIA	growth hormone receptor antagonist		acromegaly
tarperprumig I TRANSCEND	kinase inhibitor		ANCA-associated vasculitis

Phase III/Pivotal Phase II/Registration (listed until launched in all applicable major markets)

Compound	Mechanism	Additional Information	Area Under Investigation	Data readout/submission status
Oncology
camizestrant + CDK4/6i SERENA-6	ngSERD + CDK4/6i		1L HR+ HER2- ESR1m advanced breast cancer	Accepted
camizestrant + palbociclib SERENA-4	ngSERD + CDK4/6i		1L HR+ HER2- advanced breast cancer	H2 2026
camizestrant +/- abemaciclib CAMBRIA-2	ngSERD + CDK4/6i		adjuvant HR+ HER2- early breast cancer	>2027
camizestrant CAMBRIA-1	ngSERD		adjuvant switch HR+ HER2- early breast cancer	2027
Imfinzi + Imjudo HIMALAYA	PD-L1 mAb + CTLA-4 mAb		1L unresectable HCC	Launched
Imfinzi +/- oleclumab +/- monalizumab PACIFIC-9	PD-L1 mAb +/- CD73 mAb +/- NKG2A mAb	(PP)	unresectable stage III NSCLC	H2 2026
puxitatug samrotecan Bluestar-Endometrial01	B7-H4 TOP1i ADC		2-3L B7-H4+ endometrial cancer	2027
rilvegostomig + bevacizumab +/- Imjudo ARTEMIDE-HCC01	PD-1/TIGIT bispecific mAb +VEGFi +/- CTLA-4 mAb	(PP)	1L HCC	>2027
rilvegostomig + CTx ARTEMIDE-Biliary01	PD-1/TIGIT bispecific mAb + CTx	(PP)	adjuvant biliary tract cancer	>2027
rilvegostomig + CTx ARTEMIDE-Lung02	PD-1/TIGIT bispecific mAb + CTx	(PP)	1L PD-L1 TC ≥1% SQ NSCLC	>2027
rilvegostomig + Enhertu ARTEMIDE-Gastric01	PD-1/TIGIT bispecific mAb + HER2 TOP1i ADC	(PP)	1L HER2+ gastric cancer	>2027
rilvegostomig ARTEMIDE-Biliary02	PD-1/TIGIT bispecific mAb	(PP)	metastatic biliary tract cancer	>2027
rilvegostomig ARTEMIDE-Lung03	PD-1/TIGIT bispecific mAb	(PP)	1L PD-L1 TC ≥1% NSQ NSCLC	>2027
rilvegostomig ARTEMIDE-Lung04	PD-1/TIGIT bispecific mAb	(PP)	1L PD-L1≥50% NSCLC	>2027
saruparib + ADT +/- abiraterone EvoPAR-Prostate02	PARP1 inhibitor + ADT +/- NHA		localised/locally advanced BRCAm prostate cancer	>2027
saruparib + camizestrant EvoPAR-Breast01	PARP1 inhibitor + ngSERD		BRCA/PALB2m HR+ HER2- metastatic breast cancer	>2027
saruparib + NHA EvoPAR-Prostate01	PARP1 inhibitor + NHA		HRRm/non-HRRm mCSPC	>2027
sonesitatug vedotin CLARITY-Gastric01	CLDN18.2 MMAE ADC		2L+ CLDN18.2+ gastric cancer	H1 2026
surovatamig SOUNDTRACK-D2	CD19/CD3 T-cell engager		1L elderly DLBCL	>2027
surovatamig SOUNDTRACK-F1	CD19/CD3 T-cell engager		follicular lymphoma	>2027
torvutatug samrotecan (AZD5335) TREVI-OC-01	anti-FRα TOP1i ADC		ovarian cancer	>2027
volrustomig eVOLVE-Cervical	PD-1/CTLA-4 bispecific mAb		high-risk locally advanced cervical cancer	2027
volrustomig eVOLVE-HNSCC	PD-1/CTLA-4 bispecific mAb		unresected locally advanced head and neck squamous cell carcinoma	>2027
volrustomig eVOLVE-Lung02	PD-1/CTLA-4 bispecific mAb		1L metastatic NSCLC	2027
volrustomig eVOLVE-Meso	PD-1/CTLA-4 bispecific mAb		1L unresectable malignant pleural mesothelioma	>2027
volrustomig eVOLVE-Meso	PD-1/CTLA-4 bispecific mAb		1L unresectable malignant pleural mesothelioma	>2026
CVRM
balcinrenone/dapagliflozin	MR antagonist/modulator + SGLT2 inhibitor		heart failure with CKD	2027
baxdrostat BaxHTN Bax24 BaxAsia	aldosterone synthase inhibitor		hypertension	Accepted
baxdrostat BaxPA	aldosterone synthase inhibitor		primary aldosteronism	>2027
baxdrostat/dapagliflozin	aldosterone synthase inhibitor and reversible inhibitor of SGLT2		CKD	>2027
baxdrostat/dapagliflozin	aldosterone synthase inhibitor and reversible inhibitor of SGLT2		prevention of heart failure	>2027
laroprovstat AZURE	PCSK9 inhibitor		dyslipidaemia	2027
Wainua	ligand-conjugated antisense	(PP)	patients with hereditary transthyretin-mediated amyloid polyneuropathy (ATTRv-PN)	Launched
zibotentan/dapagliflozin	endothelin A receptor antagonist/SGLT2 inhibitor		CKD with high proteinuria	2027
Respiratory & Immunology
Saphnelo TULIP 1 & TULIP 2 AZALEA (China)	type I IFN receptor mAb	(PP)	systemic lupus erythematosus	Launched
Tezspire NAVIGATOR DIRECTION (China)	TSLP mAb	(PP)	severe uncontrolled asthma	Launched
tozorakimab OBERON TITANIA PROSPERO MIRANDA	IL-33 mAb		chronic obstructive pulmonary disease	H1 2026
tozorakimab TILIA	IL-33 mAb		severe viral lower respiratory tract disease	H2 2026
Vaccines & Immune Therapies
Kavigale SUPERNOVA	SARS-CoV-2 LAAB		prevention of COVID-19	Launched
Rare Disease
anselamimab CARES	fibril-reactive mAb		amyloid light-chain amyloidosis	Accepted
cliramitug DepleTTR-CM	transthyretin depleter	(PP)	transthyretin amyloid cardiomyopathy	2027
efzimfotase alfa HICKORY (301), MULBERRY (305), CHESTNUT (303)	next generation TNSALP ERT		hypophosphatasia	H1 2026
eneboparatide CALYPSO	parathyroid hormone receptor 1		hypoparathyroidism	Q1 2025
gefurulimab PREVAIL	novel anti-C5, dual binding, nanobody		generalised myasthenia gravis	Accepted

Anticipated data timing and submission status is provided for assets in Phase III or beyond. Projects in Phase III unless otherwise noted.

Compound	Mechanism	Additional Information	Area Under Investigation	Data readout/submission status

Oncology
Calquence + R-CHOP ESCALADE	BTK inhibitor + R-CHOP		1L DLBCL	2027
Calquence + venetoclax + obinutuzumab AMPLIFY	BTK inhibitor + BCL-2 inhibitor + anti-CD20 mAb		1L CLL	Launched
Calquence ECHO	BTK inhibitor	(PP)	1L MCL	Launched
Datroway + Imfinzi + CTx AVANZAR	TROP2 TOP1i ADC + PD-L1 mAb + CTx	(PP)	1L NSQ/NSQ TROP2+ NSCLC	H2 2026
Datroway + Imfinzi TROPION-Breast04	TROP2 TOP1i ADC + PD-L1 mAb	(PP)	neo/adjuvant TNBC or HR-low/HER2- breast cancer	>2027
Datroway + Imfinzi TROPION-Breast05	TROP2 TOP1i ADC + PD-L1 mAb	(PP)	1L PD-L1 CPS ≥10 TNBC	2027
Datroway + pembrolizumab TROPION-Lung07	TROP2 TOP1i ADC + PD-1 mAb	(PP)	1L PD-L1 <50% NSQ NSCLC	H2 2026
Datroway + pembrolizumab TROPION-Lung08	TROP2 TOP1i ADC + PD-1 mAb	(PP)	1L PD-L1 TPS ≥50% NSQ NSCLC	H2 2026
Datroway + rilvegostomig TROPION-Lung10	TROP2 TOP1i ADC + PD-1/TIGIT bispecific mAb	(PP)	1L PD-L1 ≥50% NSQ NSCLC	>2027
Datroway + Tagrisso TROPION-Lung14	TROP2 TOP1i ADC + EGFR TKI	(PP)	1L EGFRm NSCLC	>2027
Datroway + Tagrisso TROPION-Lung15	TROP2 TOP1i ADC + EGFR TKI	(PP)	2L EGFRm NSCLC	H2 2026
Datroway +/- Imfinzi TROPION-Breast03	TROP2 TOP1i ADC +/- PD-L1 mAb	(PP)	post-neoadjuvant TNBC with residual disease	2027
Datroway TROPION-Breast02	TROP2 TOP1i ADC	(PP)	1L TNBC not candidates for IO	Accepted
Datroway TROPION-Lung05	TROP2 TOP1i ADC	(PP)	advanced or metastatic EGFRm NSCLC progressed on prior systemic therapies including TKIs and platinum-based chemotherapy	Launched
Enhertu (platform) DESTINY-Breast07	HER2 TOP1i ADC	(PP) Phase II LCM	HER2+ breast cancer
Enhertu + rilvegostomig DESTINY-BTC01	HER2 TOP1i ADC + PD-1/TIGIT bispecific mAb	(PP)	1L HER2+ biliary tract cancer	>2027
Enhertu + rilvegostomig/ pembrolizumab DESTINY-Endometrial01	HER2 TOP1i ADC + PD-1/TIGIT bispecific mAb/PD-1 mAb	(PP)	1L HER2+ pMMR endometrial cancer	>2027
Enhertu + pertuzumab DESTINY-Breast09	HER2 TOP1i ADC	(PP)	1L HER2+ breast cancer	Launched
Enhertu DESTINY-Breast05	HER2 TOP1i ADC	(PP)	post-neoadjuvant high-risk HER2+ early breast cancer	Q3 2025
Enhertu DESTINY-Breast06	HER2 TOP1i ADC	(PP)	post-ET HR+ HER2-low/ultralow breast cancer	Launched
Enhertu DESTINY-Endometrial02	HER2 TOP1i ADC	(PP)	adjuvant endometrial cancer	>2027
Enhertu DESTINY-Gastric04	HER2 TOP1i ADC	(PP)	2L HER2+ gastric cancer	Launched
Enhertu DESTINY-Lung04	HER2 TOP1i ADC	(PP)	1L HER2m NSCLC	H1 2026
Enhertu DESTINY-PanTumor03 (China)	HER2 TOP1i ADC	(PP) Phase II LCM	HER2 expressing solid tumours
Enhertu followed by THP DESTINY-Breast11	HER2 TOP1i ADC	(PP)	neoadjuvant high-risk HER2+ early breast cancer	Accepted
Enhertu DESTINY-PanTumor01	HER2 TOP1i ADC	(PP) Phase II LCM	HER2m solid tumours
Enhertu DESTINY-PanTumor02	HER2 TOP1i ADC	(PP) Phase II LCM	HER2 expressing solid tumours	Launched
Imfinzi + BCG POTOMAC	PD-L1 mAb + BCG		non-muscle invasive bladder cancer	Accepted
Imfinzi + CRT KUNLUN	PD-L1 mAb + CRT		locally advanced ESCC	H2 2026
Imfinzi + CRT PACIFIC-5 (China)	PD-L1 mAb + CRT	(PP)	locally advanced stage III NSCLC	Launched
Imfinzi + CTx +/- Lynparza DUO-E	PD-L1 mAb + CTx +/- PARP inhibitor	(PP)	1L endometrial cancer	Launched
Imfinzi + CTx NIAGARA	PD-L1 mAb + CTx		muscle invasive bladder cancer (cis-eligible)	Launched
Imfinzi + domvanalimab following cCRT PACIFIC-8	PD-L1 mAb + TIGIT following cCRT	(PP)	unresectable stage III NSCLC	>2027
Imfinzi + EV +/- Imjudo VOLGA	PD-L1 mAb + nectin-4 targeting MMAE ADC +/- CTLA-4 mAb		muscle invasive bladder cancer (cis-ineligible/refusal)	H1 2026
Imfinzi + FLOT MATTERHORN	PD-L1 mAb + CTx	(PP)	resectable early gastric cancer	Launched
Imfinzi + Imjudo + SoC NILE	PD-L1 mAb + CTLA-4 mAb + SoC		1L urothelial cancer	H1 2026
Imfinzi + Imjudo + TACE +/- lenvatinib EMERALD-3	PD-L1 mAb + CTLA-4 mAb +/- chemoembolisation +VEGFi		locoregional HCC	H1 2026
Imfinzi + SBRT PACIFIC-4	PD-L1 mAb + SBRT	(PP)	stage I/II NSCLC	>2027
Imfinzi + VEGF + TACE EMERALD-1	PD-L1 mAb +VEGFi +TACE		locoregional HCC	Q4 2023
Imfinzi +/- bevacizumab EMERALD-2	PD-L1 mAb +/- VEGFi		adjuvant HCC	H2 2026
Imfinzi +/- Imjudo + CTx POSEIDON	PD-L1 mAb +/- CTLA-4 mAb + CTx		1L NSCLC	Launched
Imfinzi combinations BEGONIA	PD-L1 mAb + paclitaxel/novel oncology therapies	Phase II LCM	1L TNBC
Imfinzi combinations HUDSON	PD-L1 mAb + novel oncology therapies	Phase II LCM	post-IO NSCLC
Imfinzi combinations NeoCOAST-2	PD-L1 mAb + novel oncology therapies	(PP) Phase II LCM	resectable NSCLC
Lynparza MONO-OLA1	PARP inhibitor	(PP)	1L BRCAwt ovarian cancer	H2 2026
Orpathys + Imfinzi SAMETA	METi + PD-L1 mAb	(PP)	1L papillary renal cell carcinoma	H1 2026
Tagrisso + Orpathys SAFFRON	EGFR TKI +METi	(PP)	advanced EGFRm NSCLC	H2 2026
Tagrisso + Orpathys SAVANNAH	EGFR TKI +METi	(PP) Phase II LCM	advanced EGFRm NSCLC
Tagrisso +/- CTx NeoADAURA	EGFR TKI +/- CTx		neoadjuvant stage II/III resectable EGFRm NSCLC	Q4 2024
Tagrisso ADAURA2	EGFR TKI		EGFRm NSCLC stage Ia2-Ia3 following complete tumour resection	2027
Tagrisso combinations ORCHARD	EGFR TKI + multiple novel ONC therapies	(PP) Phase II LCM	2L EGFRm osimertinib-resistant NSCLC
Truqap	AKT inhibitor	Phase II LCM	prostate cancer
Truqap + abiraterone CAPItello-281	AKT inhibitor + NHA		PTEN deficient mHSPC	Accepted
Truqap + Faslodex + palbociclib CAPItello-292	AKT inhibitor + SERD + CDK4/6i		1L early relapse/ET resistant advanced HR+ breast cancer	2027
CVRM
Wainua	ligand-conjugated antisense	(PP)	patients with hereditary or wild-type transthyretin-mediated amyloid cardiomyopathy (ATTR CM)	H2 2026

Compound	Mechanism	Additional Information	Area Under Investigation	Data readout/submission status

Respiratory & Immunology
Breztri/Trixeo (PT010) KALOS LOGOS	LABA/LAMA/ICS		asthma	Accepted
Breztri/Trixeo ATHLOS	LABA/LAMA/ICS		COPD cardiopulmonary exercise test (CPET) trial	H1 2026
Breztri/Trixeo THARROS	LABA/LAMA/ICS	(PP)	cardiopulmonary outcomes trial in COPD	>2027
Fasenra MANDARA	IL-5R mAb		eosinophilic granulomatosis with polyangiitis	Launched
Fasenra NATRON	IL-5R mAb		hypereosinophilic syndrome	Accepted
Saphnelo DAISY	type I IFN receptor mAb	(PP)	systemic sclerosis	2027
Saphnelo IRIS	type I IFN receptor mAb	(PP)	lupus nephritis	2027
Saphnelo JASMINE	type I IFN receptor mAb	(PP)	myositis	2027
Saphnelo LAVENDER	type I IFN receptor mAb	(PP)	cutaneous lupus erythematosus	2027
Saphnelo TULIP-SC	type I IFN receptor mAb	(PP)	systemic lupus erythematosus (subcutaneous)	Launched
Tezspire CROSSING	TSLP mAb	(PP)	eosinophilic esophagitis	H2 2026
Tezspire EMBARK, JOURNEY	TSLP mAb	(PP)	chronic obstructive pulmonary disease	>2027
Tezspire WAYPOINT	TSLP mAb	(PP)	nasal polyps	Launched
Rare Disease
Koselugo KOMET	MEK inhibitor	(PP)	neurofibromatosis type 1 adult	Launched
Ultomiris	anti-complement C5 mAb		haematopoietic stem cell transplant– associated thrombotic microangiopathy	H1 2026
Ultomiris ARTEMIS	anti-complement C5 mAb		cardiac surgery-associated acute kidney injury	H2 2026
Ultomiris AWAKE	anti-complement C5 mAb		delayed graft function	>2027
Ultomiris I CAN	anti-complement C5 mAb		immunoglobulin A nephropathy	H1 2026

Patent Expiries of Key Marketed Products as at February 10, 2026

Patents covering our products are routinely challenged by third parties. Generic products may be launched ‘at risk’ and our patents may be revoked, circumvented or found not to be infringed. Details of material challenges by third parties can be found in “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 181 to 183 and of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026, and incorporated by reference. The expiry dates shown below include granted Supplementary Protection Certificate (“SPC”) and Patent Term Extension (“PTE”) and/or Paediatric Exclusivity periods (as appropriate). In Europe, the exact SPC situation may vary by country as different patent offices grant SPCs at different rates. The expiry dates of relevant regulatory data exclusivity periods are not represented in the table below. A number of our products are subject to generic competition in one or more markets. There may be agreements permitting generic or biosimilar entry prior to the expiry dates shown below. Bolded expiry dates relate to new molecular entity patents. The remaining dates relate to other patents.

													Aggregate Product
										US			Sales Ex-US
										Product Sales $m			$m
Key marketed products	Description	US		China		EU1		Japan		2025	2024	2023	2025	2024	2023
Oncology
Calquence (acalabrutinib)	A selective inhibitor of Bruton’s tyrosine kinase indicated for the treatment of chronic lymphocytic leukaemia (CLL) and mantle cell lymphoma (MCL) and in development for the treatment of multiple B-cell malignancies.	2026-2032, 2032-2036		2032, 2036		2032-2035, 2035[2]-2036		2037, 2036		2,339	2,190	1,815	1,179	939	699
Datroway [3] (datopotamab deruxtecan)	A TROP2-directed antibody drug conjugate (ADC) indicated for patients with previously treated metastatic HR-positive, HER2-negative breast cancer and for patients with previously treated advanced epidermal growth factor receptor mutated (EGFRm) non-small cell lung cancer (NSCLC).	2034		2034		2034			[4]	—	—	—	2	—	—
Enhertu [5] (trastuzumab deruxtecan)	A HER2-directed ADC indicated for HER2- positive, HER2-low and HER2-ultralow advanced breast cancers, for HER2- mutant metastatic NSCLC, and for HER2-positive advanced gastric cancer. Also indicated for metastic HER2-positive solid tumours (tumour agnostic).	2033, 2035		2033-2035		2033-2035			[4]	—	—	—	977	545	261
Imfinzi (durvalumab)

A human monoclonal antibody (mAb) that blocks PD-1 and CD80 on T-cells indicated for unresectable, Stage III NSCLC; resectable NSCLC in combination with neoadjuvant chemotherapy; metastatic NSCLC in combination with Imjudo and chemotherapy; extensive-stage small cell lung cancer (SCLC) in combination with chemotherapy; limited-stage SCLC; advanced biliary tract cancer (BTC) in combination with chemotherapy; unresectable hepatocellular carcinoma (uHCC) in combination with Imjudo; in a perioperative regimen with FLOT chemotherapy in resectable, early-stage and locally advanced gastric and gastroesophageal junction (GEJ) cancers; endometrial cancer in combination with Lynparza and chemotherapy; and for muscle-invasive bladder cancer (MIBC).

		2031		2030		2030		2033		3,509	2,603	2,171	2,554	2,114	1,848
Imjudo [6] (tremelimumab)	A cytotoxic T-lymphocyte-associated antigen 4 blocking antibody indicated for uHCC in combination with Imfinzi and for NSCLC in combination with Imfinzi and chemotherapy.	2034		2026		2026		2031		227	180	146	119	101	72
Lynparza [7] (olaparib)

An oral poly (ADP-ribose) polymerase (PARP) inhibitor indicated for platinum-sensitive relapsed ovarian cancer, for 1st-line BRCA-mutated (BRCAm) ovarian cancers, for homologous recombination repair deficient (HRD)-positive advanced ovarian cancer in combination with bevacizumab, for gBRCAm, HER2- negative early and metastatic breast cancers, for gBRCAm metastatic pancreatic cancer, for HRR gene-mutated and BRCAm metastatic castration-resistant prostate cancers (mCRPC), for 1st-line mCRPC in combination with abiraterone, and as maintenance treatment after treatment with platinum-based chemotherapy in combination with Imfinzi in advanced or recurrent mismatch repair proficient (pMMR) endometrial cancer.

		2027, 2027-2041		2027-2029		2029, 2027-2029		2029, 2027-2034		1,434	1,332	1,254	1,845	1,740	1,557
Tagrisso (osimertinib)	An EGFR-TKI indicated for early- and late-stage EGFRm NSCLC.	2032, 2035		2032[8], 2035	[8]	2032, 2035		2034, 2035		3,064	2,763	2,276	4,190	3,817	3,523
Truqap (capivasertib)	A first-in-class, potent, adenosine triphosphate (ATP)-competitive inhibitor approved in combination with Faslodex for HR-positive, HER2-negative advanced breast cancer with certain gene alterations.	2028-2030, 2025-2033		2028, 2033		2028, 2025-2033		2033		586	408	6	142	22	—
CVRM
Brilinta/Brilique (ticagrelor)	An oral P2Y12 platelet inhibitor for acute coronary syndromes (ACS) (ticagrelor 90mg) or continuation therapy in high-risk patients (ticagrelor 60mg) with a history of myocardial infarction (MI). An oral P2Y12 platelet inhibitor for the prevention of atherothrombotic events in adult patients with ACS or high-risk patients with history of MI, high-risk patients with coronary artery disease or stroke.	2025, 2030-2036		2037		2025, 2037		2025-2030		393	751	744	430	582	580
Farxiga/Forxiga[9] (dapagliflozin)	A sodium-glucose cotransporter 2 (SGLT- 2 inhibitor) indicated for adult patients with type-2 diabetes (T2D) or in adults with or without T2D with heart failure with reduced ejection fraction or chronic kidney disease (CKD). Approved in the US to improve glycaemic control in paediatric patients with T2D aged 10 years and older.	2026, 2025-2041		2027[8], 2028[8], 2040[8], 2041		2028, 2027, 2028[2], 2041		2025, 2028-2040		1,730	1,750	1,451	6,670	5,906	4,512
Xigduo/ Xigduo XR [10] (dapagliflozin/ metformin)	Combines dapagliflozin and metformin as either Xigduo – to improve glycaemic control in adults with T2D who are inadequately controlled on metformin alone, or Xigduo XR– an extended release tablet for adults with T2D who are inadequately controlled on metformin alone.	2026, 2027-2031		2027, 2030		2028, 2027[2], 2030		2025, 2027-2030		—	—	—	—	—	—
Lokelma (sodium zirconium cyclosilicate)	An insoluble, non-absorbed sodium zirconium cyclosilicate, formulated as a powder for oral suspension, that acts as a highly selective potassium-removing agent for the treatment of hyperkalaemia.	2032-2035		2033	[8]	2032		2035-2037		301	256	214	397	286	198
Roxadustat [11]	An oral hypoxia-inducible factor prolyl hydroxylase inhibitor indicated for the treatment of anaemia from CKD.		[4]	2033	[8]		[4]		[4]	—	—	—	274	331	271
Wainua/ Wainzua (eplontersen)	Wainua injection, for subcutaneous use, is a prescription medicine used to treat adults with stage one or two polyneuropathy of hereditary transthyretin-mediated amyloidosis.	2025-2034		2034-2035		2034		2034		204	85	—	8	—	—

												Aggregate Product
									US			Sales Ex-US
									Product Sales ($m)			($m)
Key marketed products	Description	US		China	EU1		Japan		2025	2024	2023	2025	2024	2023
Respiratory & Immunology
Airsupra (albuterol/ budesonide)	A first-in-class, fixed-dose combination rescue medication for asthma in the US containing a short-acting beta2-agonist (SABA) and an anti-inflammatory inhaled corticosteroid (ICS), for the as-needed treatment or prevention of bronchoconstriction and to reduce the risk of exacerbations, developed in a pressurised metered-dose inhaler (pMDI) using AstraZeneca’s Aerosphere delivery technology.	2030		2030			2030		162	66	—	4	—	—
Breztri/Trixeo Aerosphere (budesonide/ glycopyrrolate/ formoterol)	A fixed-dose triple combination of an ICS, a long-acting muscarinic antagonist (LAMA) and a long-acting beta2-agonist (LABA) delivered in an Aerosphere pMDI, used for the long-term maintenance treatment of chronic obstructive pulmonary disease (COPD).	2030-2038		2030-2038	2030-2038		2030-2038		614	516	383	585	462	294
Fasenra (benralizumab)	A mAb which directly targets and depletes eosinophils by recruiting natural killer cells and inducing apoptosis (programmed cell death). Approved as an add-on maintenance treatment for severe eosinophilic asthma and for eosinophilic granulomatosis with polyangiitis (EGPA).	2028-2034		2028	2025, 2028-2034		2025, 2034		1,195	1,049	992	786	640	561
Saphnelo (anifrolumab)	A first-in-class fully human mAb for moderate to severe systemic lupus erythematosus (SLE) that binds to subunit 1 of the type I IFN receptor, blocking the activity of type I IFNs. Type I IFNs such as IFN-alpha, IFN-beta and IFN-kappa are cytokines involved in driving the inflammatory pathways implicated in SLE.	2025-2029, 2033-2036		2025-2029	2025-2029 2036-2042	[2]	2030-2034, 2033-2036		596	425	260	90	49	20
Symbicort (budesonide/ formoterol)	A combination of an ICS and a fast-onset LABA to treat asthma and/or COPD, either as Symbicort Turbuhaler or Symbicort pMDI.	2025-2029	[12]	expired	expired		expired		1,193	1,187	726	1,692	1,692	1,636
Tezspire [13] (tezepelumab)	A first-in-class human mAb that inhibits the action of thymic stomal lymphopoietin, a key epithelial cytokine that sits at the top of multiple inflammatory cascades and is critical in the initiation and persistence of allergic, eosinophilic and other types of epithelial inflammation associated with severe asthma, chronic rhinosinusitis with nasal polyps (CRSwNP). Approved for a broad population of severe asthma patients, without phenotype and biomarker limitation, and for CRSwNP. Developed in collaboration with Amgen Inc. (Amgen).	2033[14], 2038		2028	2028		2028, 2038		—	—	—	458	248	86
Vaccines & Immune Therapies
Beyfortus [15] (nirsevimab)	A long-acting anti-RSV F mAb used to prevent RSV lower respiratory tract disease in neonates and infants during their first RSV season. Jointly developed and commercialised with Sanofi.	2028-2035, 2038-2040		2038	2035		2035, 2038		184	232	87	97	86	19
FluMist (live attenuated influenza vaccine)	A live attenuated vaccine indicated for active immunisation for the prevention of influenza disease caused by influenza A subtype viruses and type B viruses contained in the vaccine.	2025-2026		2025	2025		2025	[16]	28	28	23	244	230	193

									Aggregate Product
						US			Sales Ex-US
						Product Sales ($m)			($m)
Key marketed products	Description	US	China	EU1	Japan	2025	2024	2023	2025	2024	2023
Rare Disease
Koselugo [17] (selumetinib)	A kinase inhibitor that blocks specific enzymes (MEK1 and MEK2) for the treatment of patients with neurofibromatosis type 1 who have symptomatic, inoperable plexiform neurofibromas.	2028, 2026-2029	2026-2029	2029-2031	2029-2031	219	212	195	443	319	136
Soliris (eculizumab)	A C5 complement inhibitor for the treatment of paroxysmal nocturnal haemoglobinuria (PNH), atypical haemolytic uraemic syndrome (aHUS), generalised myasthenia gravis (gMG) and neuromyelitis optica spectrum disorder (NMOSD).	2027[18], 2025-2032	2029	2027[19], 2029	2032, 2029	1,092	1,523	1,734	745	1,065	1,411
Strensiq (asfotase alfa)	A targeted enzyme replacement therapy for patients with hypophosphatasia.	2025-2029, 2035-2038		2025-2031, 2036	2028, 2035-2036	1,332	1,167	937	346	249	215
Ultomiris (ravulizumab)	A long-acting C5 complement inhibitor for the treatment of PNH, aHUS, gMG and NMOSD.	2035, 2038-2041	2035, 2038	2035, 2038-2040	2038, 2038-2039	2,667	2,261	1,750	2,051	1,663	1,251
Voydeya [20] (danicopan)	A first-in-class oral, Factor D complement inhibitor for certain adults with PNH as add-on therapy to ravulizumab or eculizumab.	2035, 2038	2035	2035	2035	—	—	—	—	—	—

Notes

Crestor, Nexium, Pulmicort, Seloken, Synagis and Zoladex are key marketed products which have lost patent protection in all major markets.

1	Expiry in major EU markets, which includes the UK.
2	The patent is the subject of a pending opposition proceeding at the European Patent Office (EPO).
3	AstraZeneca does not have commercialisation rights.
4	AstraZeneca has recorded $77 million of Alliance Revenue in relation to Datroway in 2025 (2024: $nil; 2023: $nil), as per the “Financial Statements—Notes to the Group Financial Statements—Note 2—Revenue” on pages 140 to 141 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.
5	AstraZeneca has recorded $1,798 million of Alliance Revenue in relation to Enhertu in 2025 (2024: $1,437 million; 2023: $1,022 million), as per the “Financial Statements—Notes to the Group Financial Statements—Note 2—Revenue” on pages 140 to 141 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.
6	Prior to 2024, Imjudo Product Sales were included in the Imfinzi Product Sales figure within the “Financial Statements—Notes to the Group Financial Statements—Note 2—Revenue” on pages 140 to 141 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.
7	In addition to any Product Sales, AstraZeneca has also recorded $nil of Collaboration Revenue in relation to Lynparza in 2025 (2024: $600 million; 2023: $245 million), as per the “Financial Statements—Notes to the Group Financial Statements—Note 2—Revenue” on pages 140 to 141 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.
8	The patent is the subject of one or more proceedings on its validity.
9	AstraZeneca has recorded $87 million of Collaboration Revenue in relation to Farxiga/Forxiga in 2025 (2024: $56 million; 2023: $29 million), as per the “Financial Statements—Notes to the Group Financial Statements—Note 2—Revenue” on pages 140 to 141 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.
10	Xigduo/Xigduo XR revenues are combined with Farxiga/Forxiga.
11	AstraZeneca has recorded $2 million of Alliance Revenue in relation to roxadustat in 2025 (2024: $6 million; 2023: $5 million), as per the “Financial Statements—Notes to the Group Financial Statements—Note 2—Revenue” on pages 140 to 141 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.
12	Patent expiry information relates to the Symbicort pMDI product, including any granted Paediatric Exclusivity term.
13	AstraZeneca has recorded $673 million of Alliance Revenue in relation to Tezspire in 2025 (2024: $436 million; 2023: $259 million), as per the “Financial Statements—Notes to the Group Financial Statements—Note 2—Revenue” on pages 140 to 141 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.
14	Date does not include patent term adjustment.
15	AstraZeneca has recorded $422 million of Alliance Revenue in relation to Beyfortus in 2025 (2024: $237 million; 2023: $57 million) and $nil of Collaboration Revenue in 2025 (2024: $167 million; 2023: $98 million), as per the “Financial Statements—Notes to the Group Financial Statements—Note 2—Revenue” on pages 140 to 141 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.
16	Rights licensed to Daiichi Sankyo, Inc.
17	In addition to any Product Sales, AstraZeneca has also recorded $nil of Collaboration Revenue in relation to Koselugo in 2025 (2024: $100 million; 2023: $nil), as per the “Financial Statements—Notes to the Group Financial Statements—Note 2—Revenue” on pages 140 to 141 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.
18	Settled with Amgen and Samsung Bioepis for licensed biosimilar entry date of 1 March 2025.
19	Settled with Amgen for licensed biosimilar entry date of November 2025.
20	Voydeya revenues are combined with Ultomiris.

Geographical Review

This section Item 4—“Information on the Company—Business Overview—Geographical Review” should be read in conjunction with Item 5—“Operating and Financial Review and Prospects—Operating Results” below.

	World			US		Emerging Markets			Europe			Established ROW
	Sales	Actual	CER	Sales	Actual	Sales	Actual	CER	Sales	Actual	CER	Sales	Actual	CER
2025	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%
Oncology:
Tagrisso	7,254	10	10	3,064	11	1,971	12	14	1,423	9	6	796	5	5
Imfinzi	6,063	29	28	3,509	35	640	34	38	1,239	31	26	675	(2)	(2)
Calquence	3,518	12	12	2,339	7	233	52	54	784	20	15	162	25	27
Lynparza	3,279	7	6	1,434	8	669	2	1	914	10	6	262	3	4
Enhertu	977	79	81	—	—	668	91	95	207	64	58	102	47	51
Zoladex	1,106	5	6	19	17	842	6	8	157	6	3	88	(11)	(10)
Truqap	728	69	68	586	44	23	n/m	n/m	85	n/m	n/m	34	n/m	n/m
Imjudo	346	23	23	227	26	22	40	43	52	43	38	45	(9)	(9)
Datroway	2	n/m	n/m	—	n/m	2	n/m	n/m	—	n/m	n/m	—	n/m	n/m
Others	425	(8)	(8)	9	(52)	280	(6)	(4)	19	(17)	(19)	117	(6)	(7)
Total Oncology	23,698	17	16	11,187	18	5,350	19	21	4,880	20	15	2,281	5	5
BioPharmaceuticals: CVRM
Farxiga	8,400	10	9	1,730	(1)	3,324	17	18	2,941	12	8	405	(3)	(3)
Crestor	1,216	5	6	45	(3)	1,041	11	12	1	(97)	(97)	129	(5)	(5)
Brilinta	823	(38)	(38)	393	(48)	273	(7)	(7)	147	(45)	(46)	10	(51)	(48)
Lokelma	698	29	28	301	18	129	50	52	129	39	34	139	29	28
Seloken	607	—	2	—	—	586	(1)	1	18	43	43	3	1	14
Roxadustat	274	(17)	(17)	—	—	274	(17)	(17)	—	—	—	—	—	—
Wainua	212	n/m	n/m	204	n/m	4	n/m	n/m	4	n/m	n/m	—	—	—
Others	534	(28)	(28)	49	(74)	262	4	5	158	(30)	(32)	65	(17)	(17)
Total CVRM	12,764	3	2	2,722	(11)	5,893	10	12	3,398	4	—	751	(2)	(2)
BioPharmaceuticals: Respiratory & Immunology
Symbicort	2,885	—	—	1,193	1	801	(1)	1	560	—	(3)	331	1	3
Fasenra	1,981	17	16	1,195	14	117	27	29	482	19	15	187	29	30
Breztri	1,199	23	22	614	19	298	22	22	191	33	29	96	30	30
Tezspire	458	85	80	—	—	40	n/m	n/m	297	90	83	121	51	51
Saphnelo	686	45	44	596	40	16	n/m	n/m	49	89	81	25	52	52
Pulmicort	518	(24)	(24)	5	(21)	414	(27)	(27)	63	(12)	(15)	36	(1)	1
Airsupra	166	n/m	n/m	162	n/m	4	n/m	n/m	—	—	—	—	—	—
Others	274	(31)	(32)	75	(55)	133	(21)	(21)	59	2	—	7	(5)	(2)
Total Respiratory & Immunology	8,167	10	10	3,840	12	1,823	(4)	(3)	1,701	20	16	803	17	18
BioPharmaceuticals: Vaccines & Immune Therapies
Beyfortus	281	(12)	(12)	184	(21)	—	—	—	94	12	12	3	58	53
Synagis	292	(35)	(34)	(3)	(57)	214	2	4	50	(56)	(57)	31	(76)	(76)
FluMist	272	6	3	28	1	5	n/m	n/m	210	3	(1)	29	19	19
Others	1	(96)	(96)	—	n/m	1	(45)	(48)	—	n/m	n/m	—	n/m	n/m
Total Vaccines & Immune Therapies	846	(20)	(20)	209	(26)	220	3	5	354	(13)	(15)	63	(60)	(60)
Rare Disease:
Ultomiris	4,718	20	19	2,667	18	261	84	90	1,053	19	15	737	16	15
Soliris	1,837	(29)	(28)	1,092	(28)	405	(9)	(1)	200	(52)	(53)	140	(32)	(31)
Strensiq	1,678	19	18	1,332	14	104	94	84	123	25	21	119	23	23
Koselugo	662	25	22	219	3	228	29	25	161	57	51	54	38	38
Others	231	11	10	113	14	40	16	18	67	1	(2)	11	23	23
Total Rare Disease	9,126	5	5	5,423	3	1,038	22	26	1,604	2	(1)	1,061	7	7
Other medicines
Nexium	816	(6)	(5)	67	(30)	611	3	5	50	(18)	(20)	88	(26)	(26)
Others	156	(24)	(24)	(4)	n/m	121	(16)	(15)	34	(21)	(21)	5	18	17
Total Other medicines	972	(9)	(8)	63	(43)	732	—	1	84	(19)	(20)	93	(25)	(24)
Total Product Sales	55,573	9	9	23,444	8	15,056	11	13	12,021	11	7	5,052	3	3

	World			US		Emerging Markets			Europe			Established ROW
	Sales	Actual	CER	Sales	Actual	Sales	Actual	CER	Sales	Actual	CER	Sales	Actual	CER
2024	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%
Oncology:
Tagrisso	6,580	13	16	2,763	21	1,755	8	16	1,301	16	15	761	(3)	4
Imfinzi	4,717	17	21	2,603	20	479	35	59	948	28	27	687	(8)	(2)
Calquence	3,129	24	25	2,190	21	153	56	79	656	33	32	130	20	22
Lynparza	3,072	9	11	1,332	6	655	21	30	832	13	12	253	(10)	(5)
Enhertu	545	n/m	n/m	—	—	350	n/m	n/m	126	n/m	n/m	69	n/m	n/m
Zoladex	1,058	11	17	16	14	795	16	23	148	12	10	99	(16)	(12)
Imjudo	281	29	31	180	23	16	n/m	n/m	36	n/m	n/m	49	(5)	2
Truqap	430	n/m	n/m	408	n/m	2	n/m	n/m	12	n/m	n/m	8	n/m	n/m
Orpathys	44	(1)	1	—	—	44	(1)	1	—	—	—	—	—	—
Others	419	(19)	(14)	18	(51)	253	(18)	(12)	23	(30)	(30)	125	(13)	(6)
Total Oncology	20,275	18	21	9,510	23	4,502	18	28	4,082	23	22	2,181	(4)	2
BioPharmaceuticals:
CVRM
Farxiga	7,656	28	31	1,750	21	2,853	29	35	2,634	40	39	419	—	6
Brilinta	1,333	1	2	751	1	294	3	10	268	(1)	(2)	20	(17)	(16)
Crestor	1,153	4	8	46	(16)	934	8	12	37	(29)	(30)	136	(2)	5
Seloken/Toprol-XL	605	(5)	—	—	(42)	589	(5)	—	13	13	12	3	(53)	(44)
Lokelma	542	32	34	256	20	86	73	79	92	59	58	108	20	29
Roxadustat	331	22	24	—	—	331	22	24	—	—	—	—	—	—
Andexxa	219	20	22	81	7	3	n/m	n/m	80	30	28	55	22	31
Wainua	85	n/m	n/m	85	n/m	—	—	—	—	—	—	—	—	—
Others	524	(24)	(22)	106	(50)	249	(13)	(9)	146	(13)	(12)	23	18	20
Total CVRM	12,448	18	20	3,075	12	5,339	16	22	3,270	31	30	764	3	9
BioPharmaceuticals:
Respiratory & Immunology
Symbicort	2,879	22	25	1,187	63	805	7	16	559	2	1	328	(2)	—
Fasenra	1,689	9	9	1,049	6	92	44	55	404	14	13	144	1	6
Pulmicort	682	(4)	(1)	6	(77)	568	(1)	3	71	5	3	37	(12)	(10)
Breztri	978	44	46	516	35	245	52	57	143	78	77	74	41	47
Tezspire	248	n/m	n/m	—	—	11	n/m	n/m	156	n/m	n/m	81	n/m	n/m
Saphnelo	474	69	70	425	63	7	n/m	n/m	26	n/m	n/m	16	69	80
Airsupra	66	n/m	n/m	66	n/m	—	—	—	—	—	—	—	—	—
Others	400	(8)	(7)	167	7	169	(21)	(20)	57	5	4	7	(8)	(4)
Total Respiratory & Immunology	7,416	21	23	3,416	34	1,897	7	13	1,416	22	21	687	10	14
BioPharmaceuticals: Vaccines & Immune Therapies
Synagis	447	(18)	(14)	(8)	n/m	210	8	17	116	(34)	(35)	129	(27)	(22)
Beyfortus	318	n/m	n/m	232	n/m	—	n/m	n/m	84	n/m	n/m	2	n/m	n/m
FluMist	258	19	15	28	19	1	28	30	204	8	4	25	n/m	n/m
COVID-19 mAbs	31	(76)	(76)	28	n/m	—	n/m	n/m	3	(74)	(75)	—	n/m	n/m
Others	4	(68)	(68)	—	—	2	(82)	(82)	2	10	14	—	n/m	n/m
Total Vaccines & Immune Therapies	1,058	5	6	280	n/m	213	1	9	409	3	1	156	(47)	(44)
Rare Disease:
Ultomiris	3,924	32	34	2,261	29	141	n/m	n/m	884	32	31	638	34	43
Soliris	2,588	(18)	(14)	1,523	(12)	443	4	34	416	(38)	(38)	206	(35)	(32)
Strensiq	1,416	23	24	1,167	25	54	33	43	99	11	10	96	12	18
Koselugo	531	60	66	212	9	177	n/m	n/m	103	93	92	39	62	73
Kanuma	209	22	24	100	17	34	19	28	66	35	35	9	11	15
Total Rare Disease	8,668	12	14	5,263	12	849	36	63	1,568	3	2	988	8	15
Other medicines
Nexium	867	(8)	(2)	96	(16)	591	2	11	60	13	11	120	(40)	(36)
Others	206	(11)	(9)	15	(20)	144	(6)	(4)	43	(17)	(17)	4	(44)	(41)
Total Other medicines	1,073	(9)	(4)	111	(17)	735	1	8	103	(2)	(3)	124	(40)	(36)
Total Product Sales	50,938	16	19	21,655	21	13,535	15	23	10,848	20	19	4,900	(3)	3

	World			US		Emerging Markets			Europe			Established ROW
	Sales	Actual	CER	Sales	Actual	Sales	Actual	CER	Sales	Actual	CER	Sales	Actual	CER
2023	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%
Oncology:
Tagrisso	5,799	7	9	2,276	13	1,621	3	10	1,120	10	8	782	(8)	(1)
Imfinzi[1]	4,237	52	55	2,317	49	360	25	39	758	39	36	802	n/m	n/m
Lynparza	2,811	7	9	1,254	2	542	11	21	734	12	10	281	5	12
Calquence	2,514	22	23	1,815	10	98	n/m	n/m	493	72	69	108	58	65
Enhertu	261	n/m	n/m	—	—	169	n/m	n/m	60	n/m	n/m	32	n/m	n/m
Orpathys	44	34	42	—	—	44	34	42	—	—	—	—	—	—
Truqap	6	n/m	n/m	6	n/m	—	—	—	—	—	—	—	—	—
Zoladex	952	3	9	14	(4)	687	5	12	133	—	(1)	118	(4)	2
Faslodex	297	(11)	(6)	31	87	142	(11)	(6)	28	(49)	(50)	96	(7)	1
Others	224	(33)	(30)	6	(44)	165	(34)	(31)	6	(42)	(41)	47	(28)	(23)
Total Oncology	17,145	17	20	7,719	19	3,828	8	16	3,332	22	20	2,266	20	29
BioPharmaceuticals: CVRM
Farxiga	5,963	36	39	1,451	35	2,211	33	40	1,881	45	42	420	21	30
Brilinta	1,324	(2)	(1)	744	—	285	—	10	271	(4)	(5)	24	(49)	(47)
Lokelma	412	43	46	214	26	50	n/m	n/m	58	94	91	90	32	42
Roxadustat	271	38	45	—	—	271	38	45	—	—	—	—	—	—
Andexxa	182	21	23	75	(2)	—	—	—	62	50	47	45	39	50
Crestor	1,107	6	11	55	(16)	862	9	15	52	26	25	138	(7)	—
Seloken/Toprol-XL	640	(26)	(20)	1	n/m	621	(26)	(20)	11	(18)	(17)	7	(23)	(19)
Onglyza	227	(12)	(8)	49	(36)	131	8	16	32	(16)	(17)	15	(30)	(28)
Bydureon	163	(42)	(42)	133	(45)	3	12	12	27	(24)	(26)	—	—	—
Others	296	(19)	(17)	30	(10)	152	(22)	(18)	109	(15)	(15)	5	(52)	(49)
Total CVRM	10,585	15	18	2,752	11	4,586	11	18	2,503	31	29	744	9	16
BioPharmaceuticals: Respiratory & Immunology
Symbicort	2,362	(7)	(4)	726	(25)	753	24	33	549	(6)	(7)	334	(11)	(7)
Fasenra	1,553	11	12	992	9	64	50	61	355	16	14	142	—	6
Breztri	677	70	73	383	60	161	75	85	81	n/m	n/m	52	55	66
Saphnelo	280	n/m	n/m	260	n/m	2	n/m	n/m	8	n/m	n/m	10	n/m	n/m
Tezspire	86	n/m	n/m	—	—	1	n/m	n/m	48	n/m	n/m	37	n/m	n/m
Pulmicort	713	11	17	28	(58)	575	25	34	68	(1)	(2)	42	(15)	(10)
Bevespi	58	—	—	34	(19)	6	19	28	17	65	62	1	50	14
Daliresp	54	(72)	(72)	42	(76)	3	(7)	(11)	8	(9)	(11)	1	(48)	(20)
Others	324	(23)	(20)	82	(42)	206	(10)	(5)	30	(29)	(30)	6	1	5
Total Respiratory & Immunology	6,107	6	8	2,547	(4)	1,771	23	31	1,164	10	8	625	2	8
BioPharmaceuticals: Vaccines & Immune Therapies
COVID-19 mAbs	132	(94)	(93)	—	n/m	6	(99)	(99)	12	(96)	(96)	114	(72)	(68)
Vaxzevria	12	(99)	(99)	—	n/m	10	(99)	(99)	2	n/m	(99)	—	n/m	n/m
Beyfortus	106	n/m	n/m	87	n/m	—	—	—	19	n/m	n/m	—	—	—
Synagis	546	(6)	(2)	(1)	n/m	195	13	19	175	(18)	(18)	177	(7)	(1)
FluMist	216	24	17	23	10	1	9	(2)	188	25	17	4	74	80
Total Vaccines & Immune Therapies	1,012	(79)	(78)	109	(91)	212	(84)	(83)	396	(61)	(62)	295	(76)	(74)
Rare Disease:
Soliris	3,145	(16)	(14)	1,734	(20)	424	41	63	670	(17)	(18)	317	(33)	(29)
Ultomiris	2,965	51	52	1,750	54	71	88	89	668	39	36	476	54	65
Strensiq	1,152	20	21	937	22	40	15	22	89	14	11	86	13	22
Koselugo	331	59	60	195	20	59	n/m	n/m	53	n/m	n/m	24	n/m	n/m
Kanuma	171	7	8	85	10	29	(7)	(1)	49	12	10	8	2	9
Total Rare Disease	7,764	10	12	4,701	9	623	45	62	1,529	7	5	911	5	12
Other medicines
Nexium	945	(27)	(22)	115	(5)	578	2	9	53	16	13	199	(64)	(61)
Others	231	(32)	(30)	18	(22)	153	(31)	(28)	52	(33)	(32)	8	(58)	(55)
Total Other medicines	1,176	(28)	(24)	133	(8)	731	(7)	(1)	105	(14)	(15)	207	(64)	(61)
Total Product Sales	43,789	2	4	17,961	4	11,751	1	8	9,029	9	7	5,048	(14)	(8)

Note

1

Prior to 2024, Imjudo Product Sales were included in the Imfinzi Product Sales figure with the Geographical review and within the “Financial Statements—Notes to the Group Financial Statements—Note 2—Revenue” on pages 140 to 141 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.

All commentary in “—Geographical Review” relates to Product Sales.

2025 in brief

Product Sales increased by 9% (CER: 9%) in 2025 to $55,573 million (2024: $50,938 million; 2023: $43,789 million). In 2025 we saw strong commercial performance across all of our therapy areas.

Product Sales in the US increased by 8% to $23,444 million (2024: $21,655 million; 2023: $17,961 million) reflecting the continued growth of our Oncology medicines, Ultomiris and Saphnelo, partially offset by a decline in Brilinta.

In 2025, Product Sales in Emerging Markets increased by 11% (CER: 13%) to $15,056 million (2024: $13,535 million; 2023: $11,751 million) driven by Oncology and CVRM medicines. China sales, comprising 44% of Emerging Markets sales, increased by 3% (CER: 4%) to $6,624 million (2024: $6,402 million; 2023: $5,867 million). China sales contributed to 12% of Product Sales in 2025.

Ex-China Emerging Markets Product Sales increased by 18% (21% at CER) to $8,432 million (2024: $7,133 million; 2023: $5,884 million) driven by driven by Oncology medicines and Farxiga. Among Oncology medicines in Ex-China Emerging Markets, Product Sales of Tagrisso increased by 24% (CER: 27%), Imfinzi increased by 49% (CER: 55%), and Calquence increased by 54% (CER: 56%). Product Sales of Farxiga in Ex-China Emerging Markets increased by 25% (CER: 28%) to $1,925 million (2024: $1,537 million; 2023: $1,183 million) in the year.

Product Sales in Europe increased by 11% (CER: 7%) to $12,021 million (2024: $10,848 million; 2023: $9,029 million). Sales of Oncology medicines comprised 41% of Europe Product Sales, which increased in 2025 by 20% (CER: 15%) to $4,880 million (2024: $4,082 million; 2023: $3,332 million) driven by sales of Tagrisso, Imfinzi, Calquence and Lynparza.

Product Sales in the Established ROW region increased by 3% (CER: 3%) to $5,052 million (2024: $4,900 million; 2023: $5,048 million) largely driven by Oncology medicines. Japan, comprising 71% of total Established ROW Product Sales, increased by 3% (CER: 2%) to $3,602 million (2024: $3,489 million; 2023: $3,654 million), largely driven by increased sales of Rare Disease medicine Ultomiris. Product Sales in Canada, which contributed 19% of total Established ROW Product Sales, increased by 2% (CER: 5%) to $954 million (2024: $937 million; 2023: $967 million).

2024 in brief

Product Sales increased by 16% (CER: 19%) in 2024 to $50,938 million (2023: $43,789 million). Growth was well balanced across AstraZeneca’s focus therapy areas and key geographies in 2024, driven by strong underlying demand.

Product Sales in the US increased by 21% to $21,655 million (2023: $17,961 million) reflecting the continued growth of our Oncology medicines, Ultomiris and Symbicort.

In 2024, Product Sales in Emerging Markets increased by 15% (CER: 23%) to $13,535 million (2023: $11,751 million) driven by Oncology and CVRM medicines. China sales, comprising 47% of Emerging Markets sales, increased by 9% (CER: 11%) to $6,402 million (2023: $5,867 million). China sales contributed to 13% of Product Sales in 2024.

Ex-China Emerging Markets Product Sales increased by 21% (36% at CER) to $7,133 million (2023: $5,884 million) driven by Oncology medicines and Farxiga from CVRM. Among Oncology medicines in Ex-China Emerging Markets, Product Sales of Tagrisso increased by 14% (CER: 30%), Imfinzi increased by 44% (CER: 78%), and Lynparza increased by 23% (CER: 37%). Product Sales of Farxiga in Ex-China Emerging Markets increased by 30% (CER: 40%) to $1,537 million (2023: $1,183 million) in the year.

Product Sales in Europe increased by 20% (CER: 19%) to $10,848 million (2023: $9,029 million). Sales of Oncology medicines comprised 38% of Europe Product Sales, which increased in 2024 by 23% (CER: 22%) to $4,082 million (2023: $3,332 million) driven by sales of Tagrisso, Imfinzi and Lynparza.

Product Sales in the Established ROW region decreased by 3% (CER: increased by 3%) to $4,900 million (2023: $5,048 million) largely driven by Oncology medicines. Japan, comprising 71% of total Established ROW Product Sales, decreased by 5% (CER: increased by 3%) to $3,489 million (2023: $3,654 million), due to a decline in sales of Oncology medicine Imfinzi and Vaccines & Immune Therapies medicine Synagis. Product Sales in Canada, which contributed 19% of total Established ROW Product Sales, decreased by 3% (CER: 2%) to $937 million (2023: $967 million).

2023 in brief

Product Sales increased by 2% (CER: 4%) in 2023 to $43,789 million despite a decline of $3,839 million from COVID-19 medicine. Following completion of the Alexion acquisition on 21 July 2021, Rare Disease medicines generated $7,764 million in 2023, growing 10% (CER: 12%) and contributing 18% of AstraZeneca’s Total Product Sales.

Product Sales in the US increased by 4% to $17,961 million driven by strong performance of Oncology, CVRM and Rare Disease medicines. Sales of Rare Disease medicines in the US increased by 9% to $4,701 million, representing 61% of total Rare Disease sales. This is largely driven by Product Sales of Ultomiris.

In 2023, Product Sales in Emerging Markets increased by 1% (CER: 8%) to $11,751 million. Excluding COVID-19 medicines, Product Sales in Emerging Markets increased by 12% (CER: 20%) in the year to $11,735 million. China sales, comprising 50% of Emerging Markets sales, increased by 2% (CER: 8%) to $5,867 million. This contributed to 13% of Product Sales in 2023.

Ex-China Emerging Markets Product Sales were stable at $5,884 million (increase of 8% at CER). Excluding COVID-19 medicines, Product Sales in Ex-China Emerging Markets increased by 23% in the year (CER: 34%) to $5,868 million, driven by Oncology medicines and Farxiga from CVRM. Product Sales of Vaxzevria in Ex-China Emerging Markets decreased by 99% (CER: 99%) to $10 million in the year. Product Sales of COVID-19 mAbs in Ex-China Emerging Markets decreased by 99% (CER: 99%) to $6 million in the year.

Product Sales in Europe increased by 9% (CER: 7%) to $9,029 million. Sales of Rare Disease medicines comprised 17% of Europe Product Sales, which increased by 7% (CER: 5%) to $1,529 million in 2023. Oncology sales in Europe grew by 22% (CER: 20%) to $3,332 million and represented 37% of Europe sales, primarily driven by sales of Tagrisso, Lynparza and Imfinzi. Excluding COVID-19 medicines, Product Sales in Europe grew by 19% (CER: 16%) to $9,015 million.

Product Sales in the Established ROW region decreased by 14% (CER: 8%) to $5,048 million largely driven by the decline in Vaccines & Immune Therapies. Japan, comprising 72% of total Established ROW Product Sales, decreased by 9% (CER: 1%) to $3,654 million, due to the decline in sales of COVID-19 medicines, Soliris and Nexium. Product Sales in Canada, which contributed 19% of total Established ROW Product Sales, decreased by 17% (CER: 14%) to $967 million.

Sales by Region in 2025

US

Product Sales in the US increased by 8% to $23,444 million (2024: $21,655 million; 2023: $17,961 million).

Oncology

Oncology sales in the US increased by 18% to $11,187 million (2024: $9,510 million; 2023: $7,719 million).

Tagrisso sales in the US increased by 11% to $3,064 million (2024: $2,763 million; 2023: $2,276 million), where the underlying demand growth more than offset Medicare Part D redesign.

Imfinzi sales in the US increased by 35% to $3,509 million (2024: $2,603 million; 2023: $2,317 million), as a result of demand growth across all indications, particularly new launches.

Calquence sales in the US increased by 7% to $2,339 million (2024: $2,190 million; 2023: $1,815 million), as a result of growth in new patient starts in CLL, 1L MCL (ECHO) launch and improved affordability offsetting Medicare Part D redesign and also discounts to secure preferential formulary placement.

Lynparza sales in the US increased by 8% to $1,434 million (2024: $1,332 million; 2023: $1,254 million) as a result of share gains across ovarian, breast and prostate indications.

Truqap sales in the US increased by 44% to $586 million (2024: $408 million; 2023: $6 million), as a result of a rapidly reached peak share in second-line biomarker-altered metastatic breast cancer, with the fourth quarter benefitting from year-end ordering dynamics.

Imjudo sales in the US increased by 26% to $227 million (2024: $180 million; 2023: $146 million), reflecting continued growth driven by lung (POSEIDON) and HCC (HIMALAYA).

CVRM

CVRM sales in the US decreased by 11% to $2,722 million (2024: $3,075 million; 2023: $2,752 million).

Farxiga sales in the US decreased by 1% to $1,730 million (2024: $1,750 million; 2023: $1,451 million), as the prior year benefitted from the launch of an authorised generic.

Crestor sales in the US decreased by 3% to $45 million (2024: $46 million; 2023: $55 million).

Brilinta sales in the US decreased by 48% to $393 million (2024: $751 million; 2023: $744 million), driven by generic entry in 2025.

Lokelma sales in the US increased by 18% to $301 million (2024: $256 million; 2023: $214 million).

Wainua sales in the US increased by 139% to $204 million (2024: $85 million; 2023: $nil).

Respiratory & Immunology

Respiratory & Immunology sales in the US increased by 12% to $3,840 million (2024: $3,416 million; 2023: $2,547 million).

Symbicort sales in the US increased by 1% to $1,193 million (2024: $1,187 million; 2023: $726 million) due to demand for an authorised generic partially offsetting brand price pressures.

Fasenra sales in the US increased by 14% to $1,195 million (2024: $1,049 million; 2023: $992 million) due to sustained double-digit volume growth with expanded class leadership, offset by an unfavourable gross-to-net adjustment in the fourth quarter.

Breztri sales in the US increased by 19% to $614 million (2024: $516 million; 2023: $383 million) as a result of consistent share growth within expanding FDC triple class; offset by an unfavourable gross-to-net adjustment in the fourth quarter.

Saphnelo sales in the US increased by 40% to $596 million (2024: $425 million; 2023: $260 million) as a result of strong demand growth.

Airsupra sales in the US increased by 145% to $162 million (2024: $66 million; 2023: $nil), reflecting strong launch momentum and volume uptake.

Vaccines & Immune Therapies

Vaccines & Immune Therapies in the US decreased by 26% to $209 million (2024: $280 million; 2023: $109 million).

Beyfortus sales in the US decreased by 21% to $184 million (2024: $232 million; 2023: $87 million), comprised of sales to Sanofi.

Rare Disease

Rare Disease sales in the US increased by 3% to $5,423 million (2024: $5,263 million; 2023: $4,701 million).

Ultomiris sales in the US increased by 18% to $2,667 million (2024: $2,261 million; 2023: $1,750 million), as a result of demand growth across indications, including within the competitive gMG and PNH landscapes.

Soliris sales in the US decreased by 28% to $1,092 million (2024: $1,523 million; 2023: $1,734 million), driven by conversion to Ultomiris, competition in gMG and PNH, and biosimilar pressure in gMG, PNH and aHUS.

Strensiq sales in the US increased by 14% to $1,332 million (2024: $1,167 million; 2023: $937 million) resulting from demand growth, offset by Medicare Part D redesign.

Koselugo sales in the US increased by 3% to $219 million (2024: $212 million; 2023: $195 million) driven by continued patient demand.

Other

Other medicines sales in the US decreased by 43% to $63 million (2024: $111 million; 2023: $133 million).

Nexium sales in the US decreased by 30% to $67 million (2024: $96 million; 2023: $115 million) due to generic erosion.

Emerging Markets

Product Sales in Emerging Markets increased by 11% (CER: 13%) to $15,056 million (2024: $13,535 million; 2023: $11,751 million).

Oncology

Oncology sales in Emerging Markets increased by 19% (CER: 21%) to $5,350 million (2024: $4,502 million; 2023: $3,828 million).

Tagrisso sales in Emerging Markets increased by 12% (CER: 14%) to $1,971 million (2024: $1,755 million; 2023: $1,621 million) due to continued demand growth, with quarterly revenue profile reflecting usual seasonal ordering dynamics in China.

Imfinzi sales in Emerging Markets increased by 34% (CER: 38%) to $640 million (2024: $479 million; 2023: $360 million) due to demand growth in GI (HIMALAYA, TOPAZ-1) and launches in lung cancer and bladder.

Calquence sales in Emerging Markets increased by 52% (CER: 54%) to $233 million (2024: $153 million; 2023: $98 million) due to 1L and r/r CLL growth.

Lynparza sales in Emerging Markets increased by 2% (CER: 1%) to $669 million (2024: $655 million; 2023: $542 million), affected by generic competition in China and stock compensation in the fourth quarter ahead of anticipated VBP implementation in the first quarter of 2026.

Enhertu sales in Emerging Markets increased by 91% (CER: 95%) to $668 million (2024: $350 million; 2023: $169 million) as a result of rapid adoption post-NRDL enlistment of HER2-positive and HER2-low breast cancer from 1 January 2025.

Zoladex sales in Emerging Markets increased by 6% (CER: 8%) to $842 million (2024: $795 million; 2023: $687 million).

Truqap sales in the Emerging Markets increased to $23 million (2024: $2 million; 2023: $nil).

Imjudo sales in the Emerging Markets increased by 40% (CER: 43%) to $22 million (2024: $16 million; 2023: $5 million).

CVRM

CVRM sales in Emerging Markets increased by 10% (CER: 12%) to $5,893 million (2024: $5,339 million; 2023: $4,586 million).

Forxiga sales in Emerging Markets increased by 17% (CER: 18%) to $3,324 million (2024: $2,853 million; 2023: $2,211 million) demonstrating continued strong growth despite generic competition in some markets as well as stock compensation in the fourth quarter ahead of anticipated VBP implementation in the first quarter of 2026.

Crestor sales in Emerging Markets increased by 11% (CER: 12%) to $1,041 million (2024: $934 million; 2023: $862 million).

Brilinta sales in Emerging Markets decreased by 7% (CER: 7%) to $273 million (2024: $294 million; 2023: $285 million).

Lokelma sales in Emerging Markets increased by 50% (CER: 52%) to $129 million (2024: $86 million; 2023: $50 million), demonstrating strong growth with launches in new markets.

Seloken sales in Emerging Markets decreased by 1% (CER: increased by 1%) to $586 million (2024: $589 million; 2023: $621 million).

Sales of roxadustat in Emerging Markets decreased by 17% (CER: 17%) to $274 million (2024: $331 million; 2023: $271 million), driven by generic competition and China VBP stock compensation in the fourth quarter.

Respiratory & Immunology

Respiratory & Immunology sales in Emerging Markets decreased by 4% (CER: 3%) to $1,823 million (2024: $1,897 million; 2023: $1,771 million).

Symbicort sales in Emerging Markets decreased by 1% (CER: increased by 1%) to $801 million (2024: $805 million; 2023: $753 million) as a result of China being affected by ICS/LABA class erosion in COPD in favour of FDC triple therapy.

Fasenra sales in Emerging Markets increased by 27% (CER: 29%) to $117 million (2024: $92 million; 2023: $64 million) due to asthma launch momentum across key markets.

Breztri sales in Emerging Markets increased by 22% (CER: 22%) to $298 million (2024: $245 million; 2023: $161 million) as a result of market share leadership in China with strong FDC triple class penetration.

Tezspire sales in Emerging Markets increased to $40 million (2024: $11 million; 2023: $1 million) as a result of strong continued launch uptake.

Pulmicort sales in Emerging Markets decreased by 27% (CER: 27%) to $414 million (2024: $568 million; 2023: $575 million) due to generic competition.

Vaccines & Immune Therapies

Vaccines & Immune Therapies in Emerging Markets increased by 3% (CER: 5%) to $220 million (2024: $213 million; 2023: $212 million).

Synagis sales in Emerging Markets increased by 2% (CER: 4%) to $214 million (2024: $210 million; 2023: $195 million).

Rare Disease

Rare Disease sales in Emerging Markets increased by 22% (CER: 26%) to $1,038 million (2024: $849 million; 2023: $623 million).

Ultomiris sales in Emerging Markets increased by 84% (CER: 90%) to $261 million (2024: $141 million; 2023: $71 million) as a result of expansion into new markets and growth in patient demand.

Soliris sales in Emerging Markets decreased by 9% (CER: 1%) to $405 million (2024: $443 million; 2023: $424 million).

Strensiq sales in Emerging Markets increased by 94% (CER: 84%) to $104 million (2024: $54 million; 2023: $40 million) due to the fourth quarter benefitting from the favourable timing of tender orders.

Koselugo sales in Emerging Markets increased by 29% (CER: 25%) to $228 million (2024: $177 million; 2023: $59 million) driven by growth in continued patient demand and geographic expansion.

Other

Other medicines sales in Emerging Markets were stable (CER: increased by 1%) at $732 million (2024: $735 million; 2023: $731 million).

Nexium sales in Emerging Markets increased by 3% (CER: 5%) to $611 million (2024: $591 million; 2023: $578 million).

Europe

Product Sales in Europe increased by 11% (CER: 7%) to $12,021 million (2024: $10,848 million; 2023: $9,029 million).

Oncology

Oncology sales in Europe increased by 20% (CER: 15%) to $4,880 million (2024: $4,082 million; 2023: $3,332 million).

Tagrisso sales in Europe increased by 9% (CER: 6%) to $1,423 million (2024: $1,301 million; 2023: $1,120 million), driven by demand growth partially offset by pricing pressure in certain major markets.

Imfinzi sales in Europe increased by 31% (CER: 26%) to $1,239 million (2024: $948 million; 2023: $758 million), due to growth from bladder and GI indications and momentum from lung cancer launches.

Calquence sales in Europe increased by 20% (CER: 15%) to $784 million (2024: $656 million; 2023: $493 million) as a result of early launch momentum in fixed duration 1L CLL (AMPLIFY).

Lynparza sales in Europe increased by 10% (CER: 6%) to $914 million (2024: $832 million; 2023: $734 million) driven by launches in breast and prostate cancers (OlympiA and PROpel).

Enhertu sales in Europe increased by 64% (CER: 58%) to $207 million (2024: $126 million; 2023: $60 million) as a result of demand growth in chemotherapy naïve HER2-low breast cancer and a favourable gross-to-net adjustment in the fourth quarter.

Zoladex sales in Europe increased by 6% (CER: 3%) to $157 million (2024: $148 million; 2023: $133 million).

Truqap sales in Europe increased to $85 million (2024: $12 million; 2023: $nil).

Imjudo sales in Europe increased by 43% (CER: 38%) to $52 million (2024: $36 million; 2023: $16 million).

CVRM

CVRM sales in Europe increased by 4% (stable at CER) to $3,398 million (2024: $3,270 million; 2023: $2,503 million).

Forxiga sales in Europe increased by 12% (CER: 8%) to $2,941 million (2024: $2,634 million; 2023: $1,881 million) due to demand growth offset by generic entry in the UK in the third quarter.

Brilique sales in Europe decreased by 45% (CER: 46%) to $147 million (2024: $268 million; 2023: $271 million) due to generic entry in the second quarter.

Lokelma sales in Europe increased by 39% (CER: 34%) to $129 million (2024: $92 million; 2023: $58 million).

Seloken sales in Europe increased by 43% (CER: 43%) to $18 million (2024: $13 million; 2023: $11 million).

Respiratory & Immunology

Respiratory & Immunology sales in Europe increased by 20% (CER: 16%) to $1,701 million (2024: $1,416 million; 2023: $1,164 million).

Symbicort sales in Europe were stable (CER: decreased by 3%) to $560 million (2024: $559 million; 2023: $549 million), impacted by continued generic erosion.

Fasenra sales in Europe increased by 19% (CER: 15%) to $482 million (2024: $404 million; 2023: $355 million), as a result of sustained leadership in severe eosinophilic asthma.

Trixeo sales in Europe increased by 33% (CER: 29%) to $191 million (2024: $143 million; 2023: $81 million), as a result of sustained growth from market share gain and new launches.

Tezspire sales in Europe increased by 90% (CER: 83%) to $297 million (2024: $156 million; 2023: $48 million) as a result of maintained new-to-brand leadership across multiple markets and new launches.

Saphnelo sales in Europe increased by 89% (CER: 81%) to $49 million (2024: $26 million; 2023: $8 million) due to ongoing launches.

Pulmicort sales in Europe decreased by 12% (CER: 15%) to $63 million (2024: $71 million; 2023: $68 million).

Vaccines & Immune Therapies

Vaccines & Immune Therapies sales in Europe decreased by 13% (CER: 15%) to $354 million (2024: $409 million; 2023: $396 million).

Beyfortus sales in Europe increased by 12% (CER: 12%) to $94 million (2024: $84 million; 2023: $19 million).

Synagis sales in Europe decreased by 56% (CER: 57%) to $50 million (2024: $116 million; 2023: $175 million), due to competition from Beyfortus.

FluMist sales in Europe increased by 3% (CER: decreased by 1%) to $210 million (2024: $204 million; 2023: $188 million).

Rare Disease

Rare Disease sales in Europe increased by 2% (CER: decreased by 1%) to $1,604 million (2024: $1,568 million; 2023: $1,529 million).

Ultomiris sales in Europe increased by 19% (CER: 15%) to $1,053 million (2024: $884 million; 2023: $668 million), as result of strong demand growth following recent launches, offset by competition in gMG and PNH.

Soliris sales in Europe decreased by 52% (CER: 53%) to $200 million (2024: $416 million; 2023: $670 million) due to conversion to Ultomiris, competition in gMG and PNH, and biosimilar pressure in PNH and aHUS.

Strensiq sales in Europe increased by 25% (CER: 21%) to $123 million (2024: $99 million; 2023: $89 million).

Koselugo sales in Europe increased by 57% (CER: 51%) to $161 million (2024: $103 million; 2023: $53 million) driven by growth in continued patient demand and geographic expansion.

Other

Other medicines sales in Europe decreased by 19% (CER: 20%) to $84 million (2024: $103 million; 2023: $105 million).

Nexium sales in Europe decreased by 18% (CER: 20%) to $50 million (2024: $60 million; 2023: $53 million) due to generic erosion.

Established ROW

Product Sales in the Established ROW region increased by 3% (CER: 3%) to $5,052 million (2024: $4,900 million; 2023: $5,048 million).

Oncology

Oncology sales in the Established ROW region increased by 5% (CER: 5%) to $2,281 million (2024: $2,181 million; 2023: $2,266 million). Oncology sales in Japan increased by 2% (CER: 1%) to $1,677 million (2024: $1,641 million; 2023: $1,804 million).

Tagrisso sales in the Established ROW region increased by 5% (CER: 5%) to $796 million (2024: $761 million; 2023: $782 million). Sales in Japan increased by 5% (CER: 4%) to $637 million in the year (2024: $609 million; 2023: $639 million).

Imfinzi sales in the Established ROW region decreased by 2% (CER: 2%) to $675 million (2024: $687 million; 2023: $802 million). Sales in Japan decreased by 4% (CER: 5%) to $570 million (2024: $591 million; 2023: $714 million) due to mandatory price reductions in February 2024 (25%), and August 2024 (11%) and increased competition in BTC (TOPAZ-1).

Calquence sales in the Established ROW region increased by 25% (CER: 27%) to $162 million (2024: $130 million; 2023: $108 million). Sales in Japan increased by 42% (CER: 41%) to $44 million (2024: $31 million; 2023: $20 million).

Lynparza sales in the Established ROW region increased by 3% (CER: 4%) to $262 million (2024: $253 million; 2023: $281 million) reflecting gains in 1L ovarian cancer, increasing share of pMMR endometrial cancer (DUO-E). Sales in Japan increased by 2% (CER: 1%) to $180 million (2024: $176 million; 2023: $210 million).

Enhertu sales in the Established ROW region increased by 47% (CER: 51%) to $102 million (2024: $69 million; 2023: $32 million).

Zoladex sales in the Established ROW region decreased by 11% (CER: 10%) to $88 million (2024: $99 million; 2023: $118 million). Sales in Japan decreased by 16% (CER: 16%) to $52 million (2024: $62 million; 2023: $83 million).

Truqap sales in the Established ROW region increased to $34 million (2024: $8 million; 2023: $nil). Sales in Japan increased to $27 million (2024: $7 million; 2023: $nil).

Imjudo sales in the Established ROW region decreased by 9% (CER: 9%) to $45 million (2024: $49 million; 2023: $52 million). Sales in Japan decreased by 9% (CER: 10%) to $40 million (2024: $44 million; 2023: $52 million).

CVRM

CVRM sales in the Established ROW region decreased by 2% (CER: 2%) to $751 million (2024: $764 million; 2023: $744 million). CVRM sales in Japan were stable (CER: decreased by 1%) to $624 million (2024: $624 million; 2023: $544 million).

Forxiga sales in the Established ROW region decreased by 3% (CER: 3%) to $405 million (2024: $419 million; 2023: $420 million). Japan sales decreased by 5% (CER: 6%) to $325 million (2024: $343 million; 2023: $298 million) as a result of generic T2D entry in the fourth quarter.

Crestor sales in the Established ROW region decreased by 5% (CER: 5%) to $129 million (2024: $136 million; 2023: $138 million). Sales in Japan decreased by 1% (CER: 1%) to $106 million (2024: $107 million; 2023: $105 million).

Lokelma sales in the Established ROW region increased by 29% (CER: 28%) to $139 million (2024: $108 million; 2023: $90 million) driven by launches in new markets. Sales in Japan increased by 29% (CER: 28%) to $136 million in the year (2024: $106 million; 2023: $88 million).

Respiratory & Immunology

Respiratory & Immunology sales in the Established ROW region increased by 17% (CER: 18%) to $803 million (2024: $687 million; 2023: $625 million). Respiratory & Immunology sales in Japan increased by 30% (CER: 29%) to $340 million (2024: $261 million; 2023: $241 million) in the year.

Symbicort sales in the Established ROW region increased by 1% (CER: 3%) to $331 million (2024: $328 million; 2023: $334 million). Sales in Japan increased by 19% (CER: 17%) to $56 million (2024: $47 million; 2023: $65 million).

Fasenra sales in the Established ROW region increased by 29% (CER: 30%) to $187 million (2024: $144 million; 2023: $142 million). Sales in Japan increased by 43% (CER: 41%) to $112 million (2024: $78 million; 2023: $82 million) driven by EGPA launch.

Breztri sales in the Established ROW region increased by 30% (CER: 30%) to $96 million (2024: $74 million; 2023: $52 million). Sales in Japan increased by 20% (CER: 19%) to $54 million (2024: $45 million; 2023: $37 million) due to increasing market share.

Tezspire sales in the Established ROW region increased by 51% (CER: 51%) to $121 million (2024: $81 million; 2023: $37 million) driven by growth in Japan. Sales in Japan increased by 39% (CER: 38%) to $87 million (2024: $63 million; 2023: $30 million).

Vaccines & Immune Therapies

Vaccines & Immune Therapies sales in the Established ROW region decreased by 60% (CER: 60%) to $63 million (2024: $156 million; 2023: $295 million). Vaccines & Immune Therapies sales in Japan decreased by 61% (CER: 61%) to $54 million (2024: $138 million; 2023: $234 million) in the year.

Synagis sales in the Established ROW region decreased by 76% (CER: 76%) to $31 million (2024: $129 million; 2023: $177 million) due to competition from Beyfortus. Sales in Japan decreased by 77% (CER: 77%) to $27 million (2024: $116 million; 2023: $150 million).

Rare Disease

Rare Disease sales in the Established ROW region increased by 7% (CER: 7%) to $1,061 million (2024: $988 million; 2023: $911 million). Rare Disease sales in Japan increased by 14% (CER: 13%) to $845 million (2024: $744 million; 2023: $675 million).

Ultomiris sales in the Established ROW region increased by 16% (CER: 15%) to $737 million (2024: $638 million; 2023: $476 million) driven by continued conversion and strong demand following new launches. Sales in Japan increased by 16% (CER: 15%) to $633 million (2024: $548 million; 2023: $441 million).

Soliris sales in the Established ROW region decreased by 32% (CER: 31%) to $140 million (2024: $206 million; 2023: $317 million) due to conversion to Ultomiris. Sales in Japan decreased by 25% (CER: 26%) to $56 million (2024: $75 million; 2023: $133 million).

Strensiq sales in the Established ROW region increased by 23% (CER: 23%) to $119 million (2024: $96 million; 2023: $86 million). Sales in Japan increased by 24% (CER: 23%) to $103 million (2024: $82 million; 2023: $74 million).

Koselugo sales in the Established ROW region increased by 38% (CER: 38%) to $54 million (2024: $39 million; 2023: $24 million) driven by growth in continued patient demand and geographic expansion. Sales in Japan increased by 29% (CER: 28%) to $45 million (2024: $35 million; 2023: $23 million).

Other

Other medicines sales in the Established ROW region decreased by 25% (CER: 24%) to $93 million (2024: $124 million; 2023: $207 million). Sales in Japan decreased by 25% (CER: 25%) to $61 million (2024: $82 million; 2023: $156 million).

Nexium sales in the Established ROW region decreased by 26% (CER: 26%) to $88 million (2024: $120 million; 2023: $199 million) due to generic erosion. Sales in Japan decreased by 28% (CER: 28%) to $56 million (2024: $78 million; 2023: $150 million).

Revenue recognition in the US

Product Sales are recorded at the invoiced amount (excluding inter-company sales and value-added taxes), less movements in estimated accruals for rebates and chargebacks given to managed care and other customers, which are a particular feature in the US and are considered to be key estimates. It is the Group’s policy to offer a credit note for all returns and to destroy all returned stock in all markets. Cash discounts for prompt payments are also discounted from sales. Sales are recognised when the control of the goods has been transferred to a third party, which is usually when title passes to the customer, either on shipment or on the receipt of goods by the customer, depending on local trading terms.

Rebates, chargebacks and returns in the US

When invoicing Product Sales in the US, we estimate the rebates and chargebacks that we expect to pay, which are considered to be estimates. These rebates typically arise from sales contracts with third-party managed care organisations, hospitals, long-term care facilities, group purchasing organisations and various federal or state programmes (Medicaid contracts, supplemental rebates, etc.). They can be classified as follows:

●	Chargebacks, where we enter into arrangements under which certain parties, typically hospitals, long-term care facilities, group purchasing organisations, the Department of Veterans Affairs, Public Health Service Covered Entities, and the Department of Defense, are able to buy products from wholesalers at the lower prices we have contracted with them. The chargeback is the difference between the price we invoice to the wholesaler and the contracted price charged by the wholesaler to the other party. Chargebacks are credited directly to the wholesalers.
●	Regulatory rebates, including Medicaid and other federal and state programmes, where we pay rebates based on the specific terms of agreements with the US Department of Health and Human Services and with individual states, which include product usage and information on best prices and average market price benchmarks.
●	Contractual rebates, under which entities such as third-party managed care organisations are entitled to rebates depending on specified performance provisions, which vary from contract to contract.

The effects of these deductions on our US pharmaceuticals revenue and the movements on US pharmaceuticals revenue provisions are set out in the tables below.

Accrual assumptions are built up on a product-by-product and customer-by customer basis, taking into account specific contract provisions coupled with expected performance, and are then aggregated into a weighted average rebate accrual rate for each of our products. Accrual rates are reviewed and adjusted on an as-needed basis. There may be further adjustments when actual rebates are invoiced based on utilisation information submitted to us (in the case of contractual rebates) and claims/invoices are received (in the case of regulatory rebates and chargebacks). We believe that we have made reasonable estimates for future rebates using a similar methodology to that of previous years. Inevitably, however, these estimates involve assumptions in respect of aggregate future sales levels, segment mix and customers’ contractual performance.

Overall adjustments between gross and net US Product Sales amounted to $23,941 million in 2025 (2024: $18,986 million) with the increase driven predominantly by increased rebates from contractual arrangements and chargebacks.

Cash discounts are offered to customers to encourage prompt payment. Accruals are calculated based on historical experience and are adjusted to reflect actual experience. Our revenue recognition policy is described within Group Accounting Policies in “Financial Statements—Group Accounting Policies” on page 129 to 136 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.

Industry practice in the US allows wholesalers and pharmacies to return unused stocks within a certain time frame based on shelf-life expiry. The customer is credited for the returned product by the issuance of a credit note. Returned products are not exchanged for products from inventory and once a return claim has been determined to be valid and a credit note has been issued to the customer, the returned products are destroyed. At the point of sale in the US, we estimate the quantity and value of products which may ultimately be returned. Our returns accruals in the US are based on actual experience. Our estimate is based on the historical sales and returns information for established products together with market-related information, such as estimated shelf life, product recall, and estimated stock levels at wholesalers, which we receive via third-party information services. For newly launched products, we use rates based on our experience with similar products or a pre-determined percentage.

Gross to Net Product Sales

US pharmaceuticals

	2025	2024	2023

	($m)
Gross Product Sales	47,385	40,641	36,568
Chargebacks	(5,113)	(3,969)	(3,075)
Regulatory – Medicaid and state programmes	(2,527)	(2,184)	(2,417)
Contractual – Managed care and Medicare	(13,963)	(10,825)	(11,035)
Cash and other discounts	(483)	(430)	(428)
Customer returns	(149)	(111)	(222)
US branded pharmaceutical fee	(99)	(114)	(124)
Other	(1,607)	(1,353)	(1,306)
Net Product Sales	23,444	21,655	17,961

Movements in accruals

US pharmaceuticals

	Brought		Adjustment in		Carried
	forward at 1	Provision for	respect of prior	Returns and	forward at 31
	January 2025	current year	years	payments	December 2025

	($m)
Chargebacks	344	4,651	4	(4,568)	431
Regulatory – Medicaid and state programmes	860	2,532	(42)	(2,472)	878
Contractual – Managed care and Medicare	3,066	14,059	(92)	(13,381)	3,652
Cash and other discounts	23	483	—	(480)	26
Customer returns	280	133	(2)	(135)	276
US branded pharmaceutical fee	177	155	(43)	(124)	165
Other	228	1,604	—	(1,319)	513
Total	4,978	23,617	(175)	(22,479)	5,941

	Brought		Adjustment in		Carried
	forward at 1	Provision for	respect of prior	Returns and	forward at 31
	January 2024	current year	years	payments	December 2024

	($m)
Chargebacks	245	3,530	46	(3,477)	344
Regulatory – Medicaid and state programmes	986	2,185	(18)	(2,293)	860
Contractual – Managed care and Medicare	3,127	10,962	(122)	(10,901)	3,066
Cash and other discounts	31	430	—	(438)	23
Customer returns	273	98	—	(91)	280
US branded pharmaceutical fee	172	159	(44)	(110)	177
Other	282	1,346	—	(1,400)	228
Total	5,116	18,710	(138)	(18,710)	4,978

	Brought		Adjustment in		Carried
	forward at 1	Provision for	respect of prior	Returns and	forward at 31
	January 2023	current year	years	payments	December 2023

	($m)
Chargebacks	233	2,743	(22)	(2,709)	245
Regulatory – Medicaid and state programmes	771	2,468	(59)	(2,194)	986
Contractual – Managed care and Medicare	2,426	11,166	(92)	(10,373)	3,127
Cash and other discounts	27	428	—	(424)	31
Customer returns	205	204	—	(136)	273
US branded pharmaceutical fee	137	133	(5)	(93)	172
Other	162	1,303	—	(1,183)	282
Total	3,961	18,445	(178)	(17,112)	5,116

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

Throughout 2017 to 2025, AstraZeneca, through a distributor, sponsored health care provider education programs in Iran, including for employees of hospitals owned or controlled by the Iranian Ministry of Health.

For the year ended December 31, 2025, the Company’s gross revenues and net profits attributable to the above-mentioned Iranian activities were $33 million and $19 million respectively. For the same period, AstraZeneca’s gross revenues and net profits were $58.7 billion and $10.2 billion, respectively. Accordingly, the gross revenues and net profits attributable to the above-mentioned Iranian activities amounted to approximately 0.06% of AstraZeneca’s gross revenues and approximately 0.19% of its net profits.

At the time of publication, the management of AstraZeneca does not anticipate any change in its activities in Iran that would result in a material impact on AstraZeneca.

C.Organizational Structure

The information (including tabular data) set forth under the headings “Additional Information—Directors’ Report—Subsidiaries and principal activities” and “—Branches and countries in which the Group conducts business” on page 224 and “Financial Statements—Group Subsidiaries and Holdings” on pages 192 to 196, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

D.Property, Plant and Equipment

Please see the information below under the heading Item 5—“Operating and Financial Review and Prospects—Operating Results—2025 compared with 2024”. The information (including tabular data) set forth under the headings “Strategic Report—Business Review—Science and Innovation—Research & Development” on pages 28 to 29, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Operations” on page 33, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Digital technologies” on page 36, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Cybersecurity and data privacy” on page 36, “Financial Statements—Notes to the Group Financial Statements—Note 8—Property, plant and equipment” on page 149, “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets—Environmental costs and liabilities” on pages 180 and 181, and “Financial Statements—Notes to the Group Financial Statements—Note 9—Leases” on page 150, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

Substantially all of the Group’s properties are held freehold, free of material encumbrances and are fit for their purpose. For more information, please refer to “Financial Statements—Notes to the Group Financial Statements—Note 8—Property, plant and equipment” on page 149 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Our Strategy and Key Performance Indicators” on pages 10 to 11, “Financial Statements— Notes to the Group Financial Statements—Note 2—Revenue” on pages 140 to 141, “Financial Statements—Notes to the Group Financial Statements—Note 28—Financial risk management objectives and policies” on pages 171 to 177, and “Additional Information—Important information for readers of this Annual Report” on page 228, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference. The information contained herein under Item 8—“Summarized financial information for guarantee of securities of subsidiaries” is incorporated by reference. Please also see the information above under the heading Item 4.B—“Information on the Company—Business Overview—Geographical Review”.

A.Operating Results

2025 compared with 2024

The information set forth under the heading “Strategic Report—Financial Review” on pages 50 to 64 (excluding the information set forth under the subheadings “Full year 2026: additional commentary” and “Currency impact” on page 64) of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated herein by reference.

2024 compared with 2023

The information set forth under the heading “Strategic Report—Financial Review” on pages 67 to 84 (excluding the information set forth under the subheadings “Full year 2025: additional commentary” and “Currency impact” on page 81) of AstraZeneca’s “Annual Report and Form 20-F Information 2024” included as exhibit 15.1 to the Form 20-F dated February 18, 2025 is incorporated herein by reference.

B.Liquidity and capital resources

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Cash flow and liquidity - for the year ended 31 December 2025” and “—Summary cash flows” on page 60, “Strategic Report—Financial Review—Financial position - 31 December 2025” on pages 62 to 63, “Strategic Report—Financial Review—Capitalisation and shareholder return” on page 63, “Financial Statements—Notes to the Group Financial Statements—Note 19—Interest-bearing loans and borrowings” on pages 157 to 158, “Financial Statements—Notes to the Group Financial Statements—Note 14—Derivative financial instruments” on page 155, “Financial Statements—Notes to the Group Financial Statements—Note 23—Reserves” on pages 168 to 169, “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 180 to 190, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

We consider the Group’s working capital to be sufficient for its present requirements.

C.Research and development and Patent protection and licenses

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Business Review—Science and Innovation—Research and Development” on pages 28 to 29, “Strategic Report—Business Review—Science and Innovation—Development pipeline overview” on page 30, and “Strategic Report—Business Review—Science and Innovation—Sustainable innovation—Intellectual property” on page 30, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference. Please also see the information above under the headings Item 4.B—“Information on the Company—Business Overview—Development Pipeline as at February 10, 2026” and “—Patent Expiries of Key Marketed Products as at February 10, 2026”.

D.Trend information

The information set forth in the introductory paragraph under the heading “Strategic Report—Financial Review” on page 50 and the information (including graphs and tabular data) set forth under the headings “Strategic Report—Our Strategy and Key Performance Indicators” on pages 10 to 11, “Strategic Report—Financial Review—Measuring performance” on page 52, “Financial Statements— Notes to the Group Financial Statements—Note 2—Revenue” on pages 140 to 141, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

E.Critical Accounting Estimates

The information set forth under the heading “Financial Statements—Group Accounting Policies” on pages 129 to 136 and “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 180 to 190 in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The information (including tabular data) set forth under the headings “Corporate Governance—Board of Directors as at 10 February 2026” on pages 68 to 69, and “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 113, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

In addition to the Board of Directors, the Senior Executive Team, or “SET”, is the body through which the CEO exercises the authority delegated to him by the Board. The CEO leads the SET and has executive responsibility for the management, development and performance of the business. The CEO, CFO and SET also take the lead in developing the strategy for review, constructive challenge and approval by the Board as part of the annual strategy review process. The information set forth under the heading “Corporate Governance—Senior Executive Team (SET) as at 10 February 2026” on page 70 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

Senior Executive Team (SET) Biographies as at 10 February 2026

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

B.Compensation

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report” on pages 90 to 93, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—5. Remuneration” on page 73, “Strategic Report—Our Strategy and Key Performance Indicators—Our Key Performance Indicators and remuneration” on page 10, “Financial Statements—Notes to the Group Financial Statements—Note 22—Post-retirement pension and other defined benefit schemes” on pages 161 to 168, “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” on pages 178 to 180 and “Financial Statements—Notes to the Group Financial Statements—Note 31—Statutory and other information—Key management personnel compensation”, on page 191, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

C.Board Practices

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Corporate Governance Overview” on page 67, “Corporate Governance—Board of Directors as at 10 February 2026” on pages 68 to 69, “Corporate Governance—Senior Executive Team (SET) as at 10 February 2026” on page 70, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—1. Board leadership and Company purpose” on page 71, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—2. Division of responsibilities” on pages 71 to 72, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—5. Remuneration” on page 73, “Corporate Governance—Sustainability Committee Report” on page 82, “Corporate Governance—Compliance with the UK Corporate Governance Code—Further information on risk management and controls—Global Compliance and GIA” on page 73, “Corporate Governance—Nomination and Governance Committee Report” on pages 79 to 80, “Corporate Governance—Science Committee Report” on page 81, “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration—Governance—Directors’ service contracts and letters of appointment” on page 113, “Corporate Governance—Directors’ Remuneration Report—Remuneration at a glance—Looking ahead—Executive Directors’ remuneration for 2026” on page 94, “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration—Executive Directors’ remuneration” on pages 97 to 105, “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration—Non-Executive Directors’ remuneration” on page 106 and “Corporate Governance—Audit Committee Report” on pages 83 to 89, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

Please also see the information above under the heading Item 6.A—“Directors and Senior Management—Senior Executive Team (SET) Biographies”.

D.Employees

The information set forth under the headings “Strategic Report—Business Review—Science and Innovation—Research and Development” on pages 28 to 29, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Summary and performance indicators” on page 32, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Business conduct” on pages 34 to 35, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Operations” on page 33, “Strategic Report—Business Review—Growth and Therapy Area Leadership—Business development” on page 37, “Strategic Report—Business Review—People and Sustainability—Summary and performance indicators” on page 38, and “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” (including the tabular data) on pages 178 to 180, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

E.Share Ownership

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 29—Employee costs and share plans for employees” on pages 178 to 180, and “Corporate Governance—Directors’ Remuneration Report—Annual Report on Remuneration—Directors’ shareholdings” on pages 107 to 108, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

Directors’ and SET shareholdings

At January 31, 2026, the total amount of the Company’s voting securities owned by Directors of the Company and SET members was:

Title of class	Amount owned	Percentage of class
Ordinary Shares	544,012	0.04%

Options to purchase securities from registrant or subsidiaries

At January 31, 2026, options outstanding to subscribe for Ordinary Shares were:

Number of shares	Subscription price (pence)	Normal expiry date
1,095,499	6839 - 10441	2025 - 2031

The weighted average subscription price of options outstanding at January 31, 2026 was 9156 pence. All options were granted under Company employee share schemes. None of the options included in the table above have been granted to SET members. During 2025, no options were held by Directors. During the period January 1, 2026 to January 31, 2026, no Director was granted or exercised any options.

F.Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The information set forth under the heading “Additional Information—Directors’ Report—Major shareholdings” (including tabular data) on page 225 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

Issued share capital, shareholdings and share prices

At 31 December 2025, the Company had 61,133 registered holders of 1,550,907,927 Ordinary Shares. There were 174,889 holders of Ordinary Shares held under the Euroclear Services Agreement, representing 9.9% of the issued share capital of the Company and 4,598 registered holders of ADSs, representing 18.3% of the issued share capital of the Company.

Ordinary Shares in issue

Ordinary Shares in issue - millions	2025	2024	2023
At year-end	1,551	1,551	1,550
Weighted average for year	1,550	1,550	1,549
Stock market closing price per Ordinary Share (London Stock Exchange)
Highest (pence)	14,148	13,276	12,294
Lowest (pence)	9,667	9,501	9,900
At year end (pence)	13,790	10,468	10,600

Analysis of shareholdings as a percentage of issued share capital at 31 December

	2025	2024	2023
Number of Ordinary Shares(1)%		%	%
1-250	0.2	0.2	0.3
251-500	0.3	0.3	0.3
501-1,000	0.3	0.3	0.4
1,001-5,000	0.5	0.5	0.5
5,001-10,000	0.2	0.2	0.2
10,001-50,000	1.1	1.1	1.1
50,001-1,000,000	11.7	11.2	11.3
Over 1,000,000	85.7	86.2	85.9

Note

1Includes Euroclear and ADR holdings.

B.Related Party Transactions

The information set forth under the headings “Financial Statements—Notes to the Group Financial Statements—Note 31—Statutory and other information—Related party transactions” on page 191, “Additional Information—Shareholder information—Related party transactions” on pages 223, and “Additional Information—Directors’ Report—Major shareholdings” on page 225, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18—“Financial Statements.” The information (including graphs and tabular data) set forth under the headings “Additional Information—Shareholder information” on page 223, “Strategic Report—Financial Review—Dividend and share repurchases” on page 63 and “Additional Information—Directors’ Report—Distributions to shareholders – dividends for 2025” on page 225, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

Summarized financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC (“AstraZeneca Finance”) is the issuer of 1.2% Notes due 2026, 4.8% Notes due 2027, 4.875% Notes due 2028, 1.75% Notes due 2028, 4.85% Notes due 2029, 4.9% Notes due 2030, 4.9% Notes due 2031, 2.25% Notes due 2031, 4.875% Notes due 2033 and 5% Notes due 2034 (the “AstraZeneca Finance USD Notes”). Each series of AstraZeneca Finance USD Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance USD Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance’s existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance USD Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC’s existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance USD Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance USD Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act, we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Obligor group summarised Statement of Comprehensive Income

	FY 2025	FY 2024
	$m	$m
Total Revenue	—	—
Gross profit	—	—
Operating loss	(27)	(34)
Loss for the period	(1,756)	(1,182)
Transactions with subsidiaries that are not issuers or guarantors	7,588	1,661

Obligor group summarised Statement of Financial Position information

	At 31 Dec 2025	At 31 Dec 2024
	$m	$m
Current assets	34	54
Non-current assets	124	—
Current liabilities	(2,975)	(2,347)
Non-current liabilities	(24,687)	(26,603)
Amounts due from subsidiaries that are not issuers or guarantors	19,322	18,272
Amounts due to subsidiaries that are not issuers or guarantors	—	—

Developments in Legal Proceedings

For information in respect of material legal proceedings in which AstraZeneca is currently involved, including those discussed below, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 30—Commitments, contingent liabilities and contingent assets” on pages 181 to 189 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 and is incorporated by reference.

The information set forth in the final paragraph under the heading “Strategic Report—Business Review—Growth and Therapy Area Leadership—Our regions” on pages 32 to 33 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

B.Significant Changes

Please see the information set forth under the heading “Financial Statements—Notes to the Group Financial Statements—Note 32—Subsequent events” on page 191 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 and is incorporated by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The information (including tabular data) set forth under the heading “Additional Information—Shareholder information” on page 223 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference. Please also see the information below under the heading Item 7.A—“Major Shareholders” for information on ordinary shares in issue.

The corresponding trading symbol is “AZN” in each of AstraZeneca’s principal markets for trading in AstraZeneca shares.

B. Plan of Distribution

Not applicable.

C.Markets

The information set forth in the introductory paragraph under the heading “Additional Information—Shareholder information” on page 223 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The information set forth under the heading “Additional Information—Directors’ Report—Articles of Association” on page 225 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference. Please also see the information above in the first paragraph under the heading Item 4.A—“Information on the Company—History and Development of the Company”.

C.Material Contracts

Not applicable.

D. Exchange Controls

Other than certain economic sanctions, which may be in force from time to time, there are no governmental laws, decrees or regulations in the United Kingdom restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of Ordinary Shares.

Other than certain economic sanctions, which may be in force from time to time, there are no limitations under English law or the Articles on the right of non-resident or foreign owners to be the registered holders of, or to exercise voting rights in relation to, Ordinary Shares or to be registered holders of notes or debentures of the Company or its wholly owned subsidiary, AstraZeneca Finance LLC.

E.Taxation

Taxation for US persons

The following statements are intended only as a general guide to certain material UK and US federal income tax consequences of ownership of Ordinary Shares held as capital assets by the US holders described below. This summary is based on current UK and US federal income tax law, the current US/UK double taxation convention and what is understood to be the current practice of HMRC and the US Internal Revenue Service as at the date of this Form 20-F dated February 24, 2026, each of which may change, possibly with retroactive effect. This summary does not describe all of the US federal income tax consequences that may be relevant in light of the US holders’ particular circumstances (including the US Medicare contribution tax or the US alternative minimum tax) and tax consequences applicable to US holders subject to special rules, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, US holders who hold Ordinary Shares as part of a hedge, straddle, conversion or integrated transaction or holders who have a “functional currency” other than the US dollar. In addition, the discussion does not address tax consequences to an entity treated as a partnership for US federal income tax purposes that holds the Ordinary Shares, or a partner in such partnership.US holders and any holders who may be subject to tax in the United States or the United Kingdom are urged to consult their tax advisers regarding the UK and US federal income tax consequences of the ownership and disposition of Ordinary Shares in their particular circumstances.

Termination of the ADR programme

The termination of the ADR programme and listing of the Ordinary Shares generally should not be a taxable event for US holders. However, US holders should consult their tax advisors regarding the UK and US federal income tax consequences of their particular circumstances.

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

For US federal income tax purposes, distributions paid by the Company to a US holder are generally included in gross income as foreign source ordinary dividend income when actually or constructively received. For any dividend paid in a foreign currency, the amount of the dividend will be the US dollar value of the foreign currency payment received determined at the spot rate of the relevant foreign currency on the date the dividend is received, regardless of whether the dividend is converted into US dollars. Dividends will not be eligible for the dividends received deduction generally available to US corporations.

If the dividend is converted into US dollars on the date of receipt, US holders of Ordinary Shares generally should not be required to recognise foreign currency gains or losses in respect of the dividend income. US holders may have foreign currency gain or loss (which would be US source and taxable at the rates applicable to ordinary income) if the amount of such dividend is converted into US dollars after the date of its receipt.

Subject to applicable limitations, dividends received by certain non-corporate US holders of Ordinary Shares may be taxable at favourable US federal income tax rates. US holders should consult their own tax advisers to determine whether they are subject to any special rules which may limit their ability to be taxed at these favourable rates.

Taxation on capital gains

US holders that are individuals or companies who are not resident in the United Kingdom for tax purposes will generally not be liable for UK tax on capital gains made on the disposal of their Ordinary Shares, unless such Ordinary Shares are used, held or acquired in connection with a trade, profession or vocation carried on in the United Kingdom through a branch or agency or other permanent establishment. US holders should consult their own tax advisers about the treatment of capital gains in the United Kingdom.

For US federal income tax purposes, a US holder will generally recognise US source capital gain or loss on the sale or exchange of Ordinary Shares in an amount equal to the difference between the US dollar amount realised and such holder’s US dollar tax basis in the Ordinary Shares. Non-corporate US holders (including individuals) who have held the Ordinary Shares for more than one year will be eligible for reduced rates. US holders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate US holders, and capital losses, the deductibility of which may be subject to limitations.

Passive Foreign Investment Company (PFIC) rules

We believe that we were not a PFIC for US federal income tax purposes for the year ended 31 December 2025. However, since PFIC status depends on the composition of our income and assets, and the market value of our assets, from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC, certain adverse tax consequences could apply to US holders.

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

UK inheritance tax

Ordinary Shares held by an individual who is domiciled in the United States for the purposes of the United States – United Kingdom Double Taxation Convention relating to taxes on estates of deceased persons and on gifts (the Estate Tax Convention), and who is not for such purposes a national of the United Kingdom, will generally not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the Ordinary Shares, provided that any applicable US federal gift or estate tax liability is paid, except in certain cases where the Ordinary Shares: (i) are comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and not a national of the United Kingdom); (ii) are part of the business property of a UK permanent establishment of an enterprise; or (iii) pertain to a UK fixed base of an individual used for the performance of independent personal services. In the exceptional case where the Ordinary Shares are subject to both UK inheritance tax and US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

UK stamp duty reserve tax and stamp duty

Transfers of Ordinary Shares within the DTC clearance system will generally not be subject to UK stamp duty provided that no written instrument of transfer is used to effect the transfer (such an instrument of transfer should not be necessary in respect of Ordinary Shares held within the DTC clearance system).

While the Ordinary Shares held within the DTC clearance system, agreements to transfer such Ordinary Shares should not be subject to SDRT (provided DTC continues to satisfy various conditions specified in UK legislation).

Transfers of, or agreements to transfer, Ordinary Shares from the DTC clearance system into another clearance system (or into a depositary receipt system) should not be subject to UK stamp duty or SDRT, provided that the other clearance system or depositary receipt system satisfies various conditions specified in UK legislation.

Ordinary Shares which are held outside of the DTC clearing system and which are transferred into the DTC clearance system will generally be subject to UK stamp duty or SDRT at the rate of 1.5% of the amount of the consideration given or, if there is no consideration in money or money’s worth given, the market value of the Ordinary Shares. Any 1.5% charges arising in these circumstances will generally need to be paid by the transferor as a precondition to the transfer into the DTC clearance system.

A transfer of Ordinary Shares which are held outside the DTC clearance system and are transferred by way of written instrument will generally be subject to UK stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given. Other than in the circumstances described above for Ordinary Shares held in or transferred to the DTC clearance system, a charge to SDRT will also arise on an unconditional agreement to transfer shares at the rate of 0.5% of the amount or value of the consideration payable. However, if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to that agreement, and stamp duty is paid on that instrument, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT will be cancelled.

F.Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.Documents on Display

The Company’s Articles of Association and other documents concerning the Company which are referred to in this Form 20-F dated February 24, 2026, may be inspected at the Company’s registered office at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, United Kingdom.

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Financial risk management” on page 64 and “Financial Statements—Notes to the Group Financial Statements—Note 28—Financial risk management objectives and policies” on pages 171 to 177, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

On January 30, 2026, the Company filed a Form 25 with respect to the delisting of its American Depositary Shares from Nasdaq. The delisting became effective on January 30, 2026, and the American Depositary Receipt (ADR) programme was terminated on February 2, 2026. The effective date of the direct listing of the Ordinary Shares on the New York Stock Exchange was February 2, 2026.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Further information on risk management and controls” on page 73, “Corporate Governance—Audit Committee Report—Internal controls” on page 86, and “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 115, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

US corporate governance requirements

The Company delisted its American Depositary Shares from Nasdaq effective January 30, 2026 and directly listed its Ordinary Shares on the New York Stock Exchange on February 2, 2026. As the Company’s Ordinary Shares are traded on the NYSE, accordingly, it is subject to the reporting and other requirements of the SEC applicable to foreign private issuers. Section 404 of the Sarbanes-Oxley Act requires companies to include in their annual report on Form 20-F filed with the SEC, a report by management stating its responsibility for establishing internal control over financial reporting and to assess annually the effectiveness of such internal control. The Company has complied with those provisions of the Sarbanes-Oxley Act applicable to foreign private issuers.

B.      Management’s Annual Report on Internal Control over Financial Reporting

As required by US regulations, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, and is required to identify the framework used to evaluate the effectiveness of the Company’s internal control over financial reporting and to assess the effectiveness of such internal control. In this regard, management has made the same assessment and reached the same conclusion as that set forth in the section entitled “Financial Statements—Directors’ Annual Report on Internal Controls over Financial Reporting” on page 115 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026, which is incorporated by reference.

C.      Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report dated February 10, 2026, which is included below under the heading Item 18—“Financial Statements—Report of Independent Registered Public Accounting Firm”.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Corporate Governance Overview—Attendance in 2025—Board Committee membership and meeting attendance in 2025” on page 67 and “Corporate Governance—Audit Committee Report—Committee overview—Committee composition” on page 84, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Strategic Report—Business Review—Growth and Therapy Area Leadership—Business conduct” on pages 34 to 35, “Corporate Governance—Corporate Governance Report—Compliance with the UK Corporate Governance Code—Further information on risk management and controls—Global Compliance and GIA” on page 73, “Strategic Report—Business Review—Science and Innovation—Sustainable innovation” on page 30, and “Corporate Governance—Audit Committee Report—Activities during the year—Legal and Compliance” on page 85, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference. AstraZeneca’s Code of Ethics is available within the ‘Ethics and transparency’ section of our website at www.astrazeneca.com/sustainability/ethics-and-transparency.html.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP (PCAOB ID 876) in 2025 and 2024:

	Year ended December 31,
	2025	2024	2023

	($ million)
Audit fees	32.5	29.4	29.1
Audit-related fees	1.1	2.1	0.8
All other fees	0.2	0.3	0.2
Total	33.8	31.8	30.1

Audit fees included $15.8 million for the audit of subsidiaries pursuant to legislation (2024: $14.8 million), $12.5 million for the Group audit (2024: $10.6 million), $0.5 million for services in relation to the interim financial statements (2024: $0.5 million) and $3.7 million in respect of section 404 of the Sarbanes-Oxley Act (2024: $3.5 million). Fees payable in the year of $0.8 million (2024: $0.2 million) are in respect of the Group audit and audit of subsidiaries related to prior years.

Audit-related fees included $0.8 million of other audit-related services (2024: $1.7 million) and $0.3 million for the audit of subsidiaries’ pension schemes (2024: $0.4 million).

All other fees of $0.2 million related to other assurance services (2024: $0.3 million).

The information (including tabular data) set forth under the heading “Corporate Governance—Audit Committee Report” on pages 83 to 89 of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

US law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of fees paid by AstraZeneca to its principal accountants, if such engagements were not recognized by AstraZeneca at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2025 and 2024, the percentage of the total amount of fees paid by AstraZeneca to its principal accountant for non-audit services in each category that was subject to such a waiver was less than five percent for each year.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following a rigorous process, the Company concluded an audit tender in 2024 for the Company’s external audit provider. On July 25, 2024, the Company announced that the Audit Committee of the Company has recommended, and the Board of Directors has endorsed, the appointment of KPMG LLP (“KPMG”) as the Company’s external auditor for the fiscal year ending December 31, 2026. A resolution will be put to the shareholders at the 2026 Annual General Meeting to approve this appointment. PricewaterhouseCoopers LLP (“PwC”), who have been the Company’s independent auditor since the year ended December 31, 2017, did continue as the Company’s auditors for the year ending December 31, 2025 and will be dismissed at the conclusion of the Company’s 2026 Annual General Meeting.

During the fiscal years ended December 31, 2025, 2024 and 2023, PwC did not issue any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PwC qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the fiscal years ended December 31, 2025, 2024 and 2023, no “disagreements,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, occurred over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with reports it issued during such period, or any “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided PwC with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with the statements contained herein and, if not, stating the respects in which they do not agree. A copy of PwC’s letter is included as exhibit 15.4 to this Form 20-F dated February 24, 2026.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a public limited company incorporated in the United Kingdom admitted to the equity shares (commercial companies) category of the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the U.K. Corporate Governance Code 2018 (the “U.K. Code”) in respect of its corporate governance practices. The current edition of the U.K. Code, which came into effect for reporting periods beginning on or after January 1, 2019, was effective to the Company for the year ended December 31, 2025. The Companies Act 2006 (the “U.K. Act”) and the Listing Rules of the U.K. Financial Conduct Authority (the “FCA Rules”) imposes certain requirements that also influence the Company’s corporate governance practices. The Company’s Ordinary Shares are listed on the New York Stock Exchange and, under the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies, as a foreign private issuer, the Company is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

The Company is required to disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE Standards. In addition, the Company must comply fully with the provisions of the NYSE Standards relating to the composition, responsibilities and operation of audit committees, applicable to foreign private issuers. These provisions incorporate the rules concerning audit committees implemented by the SEC under the Sarbanes-Oxley Act. The Company has reviewed the corporate governance practices required to be followed by US companies under the NYSE Standards and its corporate governance practices are generally consistent with those standards.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

As part of its Global Policy Framework, the Company has adopted a written Standard for Dealing in Shares and Securities governing any type of transaction in our securities, including purchases, sales, and other acquisitions and dispositions, by our directors and executive officers, as well as employees and third parties who are in possession of inside information or otherwise restricted from dealing in our securities. The Standard for Dealing in Shares and Securities is designed to promote compliance with applicable insider trading laws, rules and regulations in, inter alia, the United Kingdom, United States and Sweden, and the NYSE Standards. A copy of the Standard for Dealing in Shares and Securities is included as exhibit 11.2 to this Form 20-F dated February 24, 2026.

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

Governance

Cybersecurity remains a core AstraZeneca enterprise risk focus area. Enterprise risk reporting includes cybersecurity specific content. The Board of Directors’ Audit Committee provides oversight of risks from cybersecurity threats. The SET receives quarterly cybersecurity updates via the enterprise risk function, and via cybersecurity topics included in meeting agendas. The quarterly updates are forwarded to the Audit Committee. Audit Committee expertise includes leaders that have management expertise across a broad range of industries and market sectors which includes oversight of cybersecurity risk and incidents. The AstraZeneca cybersecurity risk management program is implemented by the Chief Information Security Officer (“CISO”), who reports to the Chief Information Officer (“CIO”). The CISO is the primary executive responsible for assessing and managing cybersecurity risks, including delivering recurring updates to CIO and SET via standardized quarterly reporting. The CISO has over three decades of cumulative cybersecurity expertise gained from increasingly complex roles in executive U.S. Government positions, Financial Services, and Retail industries. The CIO reviews risk management recommendations from the CISO and tracks AstraZeneca’s global internal audit management plans that include corrective actions to address exposed risk to information systems from cybersecurity threats. AstraZeneca maintains a global cybersecurity defence operations centre that relies on advanced technology, skilled cybersecurity operations staff and documented incident response plans that are closely coupled with AstraZeneca’s enterprise crisis management processes. Incident response plans and escalation via decision matrix criteria defined in crisis management procedures ensure management is informed of cybersecurity incident prevention, detection, mitigation, and remediation. The CIO and CISO report risk information to the Audit Committee via recurring Board of Directors presentations and written reports.

The information set forth under the heading “Strategic Report—Business Review—Growth and Therapy Area Leadership—Cybersecurity and data privacy” on page 36, “Strategic Report—Risk Overview—Cybersecurity risk” on page 47, “Strategic Report—Risk Overview—Principal Risks—Supply chain and business execution risks—Failure in information technology or cybersecurity” on page 48, and “Corporate Governance—Audit Committee Report—Activities during the year—Cybersecurity risk, digital security and information governance” on page 84, in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference. Please also see the information above under the heading Item 3—“Key Information—Risk Factors—Supply chain and business execution risks—Failure in information technology or cybersecurity” above.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The accompanying Consolidated Statements of Comprehensive Income, of Financial Position, of Changes in Equity and of Cash Flows and the Group Accounting Policies and the related notes (including tabular data) set forth under the headings “Financial Statements” on pages 114 to 191 (excluding the information set forth under the subheading “Independent Auditors’ Report to the Members of AstraZeneca PLC” on pages 116 to 124), in each case of AstraZeneca’s “Annual Report and Form 20-F Information 2025” included as exhibit 15.1 to this Form 20-F dated February 24, 2026 is incorporated by reference.

In accordance with Rule 405(a)(3) under Regulation S-T, this information (including tabular data) is reproduced under Item 8 herein tagged with Inline XBRL formatting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AstraZeneca PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of AstraZeneca PLC and its subsidiaries (the “Group”) as of 31 December 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended 31 December 2025, including the Group accounting policies and the related notes to the Group financial statements (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2025 in conformity with (i) IFRS Accounting Standards as issued by the International Accounting Standards Board, (ii) UK-adopted International Accounting Standards and (iii) International Accounting Standards as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Recognition and measurement of accruals for Managed Care, Medicaid and Medicare Part D rebates on US Product Sales (excluding Rare Diseases)

As described in the Group Accounting Policies, and Notes 2 and 20 to the consolidated financial statements, when invoicing Product Sales in the US, management estimates the rebates the Group expects to pay and considers there to be a significant estimate associated with the rebates for Managed Care, Medicaid and Medicare Part D. The major market with rebates and other revenue accruals is the US. The US Rebates, chargebacks, returns and other revenue accruals liability at 31 December 2025 amounted to $5,941 million (including $336 million attributed to Rare Diseases), principally consisting of rebates related to Managed Care, Medicaid and Medicare Part D. Rebates are amounts payable or credited to a customer, usually based on the quantity or value of Product Sales to the customer for specific products in a certain period. At the time Product Sales are invoiced, rebates and deductions that the Group expects to pay are estimated. These rebates typically arise from sales contracts with government payers, third-party managed care organisations and various state programmes. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. The rebate estimates include assumptions in respect of aggregate future sales levels, segment mix and customers’ contractual performance, and in addition for Managed Care, US Medicaid and Medicare Part D, the channel inventory levels, and assumptions related to lag time.

The principal considerations for our determination that performing procedures relating to recognition and measurement of accruals for Managed Care, Medicaid and Medicare Part D rebates on US Product Sales (excluding Rare Diseases) is a critical audit matter are the (i) significant judgement made by management when developing the estimate for the accruals for the Managed Care, Medicaid, and Medicare Part D programmes, which are monitored and adjusted in light of contractual and legal obligations, historical trends, past experience and projected market conditions (ii) high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to aggregate future sales levels, segment mix and customers’ contractual performance, the channel inventory levels, and lag time and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s recognition and measurement of the Managed Care, Medicaid, and Medicare Part D rebate accruals, including controls over the significant assumptions. These procedures also included, among others, (i) testing completeness and accuracy of data provided by management (ii) evaluating the reasonableness of management’s estimate by (a) developing an independent estimate of these accruals and (b) comparing the independent estimate to management‘s estimate (iii) evaluating the effect of any adjustments to prior years’ accruals in the current year’s results and (iv) testing actual payments made and rebate claims processed by the Group, and evaluating those claims for consistency with the contractual and mandated terms of the Group’s arrangements. Developing the independent estimate of the accruals involved independently evaluating the terms of the specific rebate programmes and/or contracts with customers; historical revenue data; market demand and market conditions in the US; third party information on inventory held by direct and indirect customers; and the historical trend of actual rebate claims paid. Professionals with specialised skill and knowledge were used to assist in assessing the compliance of the Group’s Medicaid rebate policies against the regulatory requirements.

Impairment assessment of the product, marketing and distribution rights and other intangibles

As described in the Group Accounting Policies and Note 11 to the consolidated financial statements, the Group has product, marketing and distribution rights totalling $35,934 million and other intangibles totalling $818 million (hereafter the intangible assets) at 31 December 2025. For the year ended 31 December 2025, the Group recorded net impairment charges of $218 million relating to product, marketing and distribution rights and net impairment charges of $12 million relating to other intangibles. Management performs an impairment trigger assessment for all intangible assets. Intangible assets under development and not available for use are tested annually for impairment and other intangible assets are tested when there is an indication of impairment loss or reversal. Where testing is required, the recoverable amount of the individual asset is estimated in order to determine the extent of impairment loss or reversal. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which it belongs. Group-level budgets and forecasts include forecast capital investment and operational impacts related to sustainability projects, as well as inflationary impacts, and form the basis for the value in use models used for impairment testing. An asset’s recoverable amount is determined as the higher of an asset’s or CGU’s fair value less costs to sell or value in use, in both cases using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining period of expected economic benefit. The key assumptions and significant estimates include the outcome of research and development activities, probability of technical and regulatory success, market volume, share and pricing (to derive peak year sales), the amount and timing of projected future cash flows, and sales erosion curves following patent expiry.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the product, marketing and distribution rights and other intangibles is a critical audit matter are the (i) significant judgement made by management when determining the recoverable amount of the Group’s individual assets or CGUs (ii) high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating significant assumptions in management’s cash flow projections related to the probability of technical and regulatory success, market volume, share and pricing (to derive peak year sales), and sales erosion curves following patent expiry and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s intangible asset impairment assessment, controls over the identification of triggering events and the valuation of the recoverable amounts of the Group’s individual assets or CGUs, including controls over the significant assumptions. These procedures also included, among others (i) testing management’s process for identifying indicators of impairment and for developing the estimated recoverable amounts (ii) evaluating the appropriateness of the methodology used by management to estimate the recoverable amounts (iii) testing the completeness and accuracy of underlying data used in the models and (iv) evaluating the reasonableness of the significant assumptions used by management related to the probability of technical and regulatory success, with the assistance of professionals with specialised skill and knowledge, and market volume, share and pricing (to derive peak year sales), and sales erosion curves following patent expiry. Evaluating management’s assumptions related to the probability of technical and regulatory success, market volume, share and pricing (to derive peak year sales), and sales erosion curves following patent expiry involved evaluating whether the assumptions used by management were reasonable considering 1) consistency with external market and industry data and benchmarks 2) performing comparisons of current and past long term forecasts and 3) performing comparisons of management’s probability of technical and regulatory success benchmarks to actual trial and regulatory success rates for the past three years.

Recognition and measurement of legal provisions and disclosure of contingent liabilities

As described in the Group Accounting Policies, Note 21 and Note 30 to the consolidated financial statements, the Group is involved in various legal proceedings considered typical to its business, including actual or threatened litigation and actual or potential government investigations relating to employment matters, product liability, commercial disputes, pricing, sales and marketing practices, infringement of IP rights and the validity of certain patents and competition laws. Most of the claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain. As at 31 December 2025 the Group held legal provisions of $376 million and disclosed the more significant legal matters. Provisions are recognised when there is a legal or constructive present obligation as a result of a past event, it is probable that an outflow of economic resources will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation. Provision is made where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. Management’s assessment as to whether or not to recognise provisions or assets, and of the amounts concerned, usually involves a series of complex judgements about future events and can rely heavily on estimates and assumptions. Determining the timing of recognition of when an adverse outcome is probable is considered a key judgement.

The principal considerations for our determination that performing procedures related to recognition and measurement of legal provisions and disclosure of contingent liabilities is a critical audit matter are (i) the significant judgement made by management when assessing whether an adverse outcome is probable and can be estimated reliably (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s assessment of the legal provisions and disclosures of contingent liabilities and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the liability of legal claims, including controls over determining the probability of a loss and whether the amount of loss can be reasonably estimated, and related financial statement disclosures. These procedures also included, among others, (i) obtaining and evaluating letters of audit inquiry with internal and external legal counsel for significant litigation (ii) testing the completeness of management’s assessment of both the identification of legal claims and possible outcomes of each significant legal matter (iii) evaluating the reasonableness of management’s assessment regarding whether an adverse outcome is probable and estimated reliably (iv) inspecting certain external legal documents (v) evaluating the sufficiency of the Group’s legal provisions and contingent liabilities disclosures and (vi) where appropriate, considering the scope, preliminary findings and conclusions of investigations with the assistance of professionals with specialised skill and knowledge.

Valuation of defined benefit obligations in the United Kingdom (“UK”)

As described in the Group Accounting Policies and Note 22 to the consolidated financial statements, the Group and most of its subsidiaries offer post retirement pension plans which cover the majority of its employees. Several of these plans are defined benefit, where benefits are based on employees’ length of service and linked to their salary. As at 31 December 2025 the Group had defined benefit obligations of $4,767 million in the UK. Qualified independent actuaries, engaged by management, have updated the actuarial valuations under IAS 19 for the major defined benefit plans operated by the Group to 31 December 2025. In respect of defined benefit plans, obligations are determined using the projected unit credit method and are discounted to present value by reference to market yields on high-quality corporate bonds. Given the extent of the assumptions used to determine the value of scheme liabilities, these are considered to be significant estimates. The assumptions include mortality, inflation and discount rates for the UK.

The principal considerations for our determination that performing procedures relating to the valuation of defined benefit obligations in the UK is a critical audit matter are (i) the significant judgement made by management, including the use of management’s experts, when determining the present value of defined benefit obligations (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to the mortality, inflation and discount rates, and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the defined benefit obligations, including controls over the significant assumptions. These procedures also included, among others, (i) testing the completeness and accuracy of the data provided by management and (ii) the involvement of professionals with specialised skill and knowledge to assist in evaluating the reasonableness of management’s estimate by (a) developing an independent estimate of the defined benefit obligations for the UK and (b) comparing the independent estimate to management’s estimate. Developing the independent estimate involved independently determining mortality, inflation and discount rate assumptions by evaluating the specifics of the plan and, where applicable, considering national information, and consistency with external market and industry data.

PricewaterhouseCoopers LLP

London, United Kingdom

10 February 2026

We have served as the Group’s auditor since 2017.

ITEM 19. EXHIBITS(1)

1.1	Articles of Association of AstraZeneca PLC (incorporated into this Form 20-F by reference to AstraZeneca PLC’s Form 6-K filed November 3, 2025 (File No. 001-11960)).

2.1	Description of the registrant’s securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934.

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

8.1	List of significant subsidiaries of AstraZeneca PLC.

11.2	AstraZeneca Insider Trading Policy.

12.1	Certification of Pascal Soriot filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Aradhana Sarin filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Pascal Soriot and Aradhana Sarin furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1	Annual Report and Form 20-F Information 2025.(2)

15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

15.3	Consent of IQVIA Inc.

15.4	Letter from PricewaterhouseCoopers LLP addressed to the SEC regarded the change of Registrant’s Certifying Accountants disclosure in this Form 20-F.

17.1	List of subsidiary guarantors and issuers of guaranteed securities.

97.1	AstraZeneca US Clawback Policy Applicable to Executive Officers.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema.

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.
(1)	Exhibits other than those listed above are omitted when in the opinion of the registrant they are either not applicable or not material. Other Exhibits previously filed have been omitted when in the opinion of the registrant such Exhibits are no longer material.
(2)	Certain of the information included within exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Form 20-F Information 2025 is not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AstraZeneca PLC

	By:	/s/ Matthew Bowden
		Name:	Matthew Bowden
		Title:	Company Secretary

February 24, 2026

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statement of Comprehensive Income

for the year ended 31 December

		2025	2024	2023
	Notes	$m	$m	$m
– Product Sales	2	55,573	50,938	43,789
– Alliance Revenue	2	3,067	2,212	1,428
Product Revenue		58,640	53,150	45,217
Collaboration Revenue	2	99	923	594
Total Revenue		58,739	54,073	45,811
Cost of sales		(10,633)	(10,207)	(8,268)
Gross profit		48,106	43,866	37,543
Distribution expense		(579)	(555)	(539)
Research and development expense	3	(14,232)	(13,583)	(10,935)
Selling, general and administrative expense	3	(19,933)	(19,977)	(19,216)
Other operating income and expense	3	381	252	1,340
Operating profit		13,743	10,003	8,193
Finance income	4	360	458	344
Finance expense	4	(1,694)	(1,742)	(1,626)
Share of after tax losses in associates and joint ventures	12	(7)	(28)	(12)
Profit before tax		12,402	8,691	6,899
Taxation	5	(2,169)	(1,650)	(938)
Profit for the period		10,233	7,041	5,961

Other comprehensive income:
Items that will not be reclassified to profit and loss:
Remeasurement of the defined benefit pension liability	22	290	80	(406)
Net gains on equity investments measured at fair value through Other comprehensive income		188	139	278
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss		–	12	(6)
Tax (expense)/income on items that will not be reclassified to profit and loss	5	(94)	(43)	101
		384	188	(33)
Items that may be reclassified subsequently to profit and loss:
Foreign exchange arising on consolidation	23	2,387	(957)	608
Foreign exchange arising on designated liabilities in net investment hedges	23	18	(122)	24
Fair value movements on cash flow hedges		263	(129)	266
Fair value movements on cash flow hedges transferred to profit and loss		(314)	177	(145)
Fair value movements on derivatives designated in net investment hedges	23	14	39	44
Gains/(costs) of hedging		1	(21)	(19)
Tax (expense)/income on items that may be reclassified subsequently to profit and loss	5	(50)	25	(12)
		2,319	(988)	766
Other comprehensive income/(expense) for the period, net of tax		2,703	(800)	733
Total comprehensive income for the period		12,936	6,241	6,694
Profit attributable to:
Owners of the Parent		10,225	7,035	5,955
Non-controlling interests	26	8	6	6
Total comprehensive income attributable to:
Owners of the Parent		12,920	6,236	6,688
Non-controlling interests	26	16	5	6

Basic earnings per $0.25 Ordinary Share	6	$6.60	$4.54	$3.84
Diluted earnings per $0.25 Ordinary Share	6	$6.54	$4.50	$3.81
Weighted average number of Ordinary Shares in issue (millions)	6	1,550	1,550	1,549
Diluted weighted average number of Ordinary Shares in issue (millions)	6	1,562	1,563	1,562

Dividends declared and paid in the period	25	4,846	4,602	4,487

All activities were in respect of continuing operations.

$m means millions of US dollars.

Consolidated Statement of Financial Position

at 31 December

		2025	2024
	Notes	$m	$m
Assets
Non-current assets
Property, plant and equipment	8	12,962	10,252
Right-of-use assets	9	1,741	1,395
Goodwill	10	21,242	21,025
Intangible assets	11	37,846	37,177
Investments in associates and joint ventures	12	302	268
Other investments	13	2,223	1,632
Derivative financial instruments	14	498	182
Other receivables	15	1,327	930
Income tax receivable	5	1,391	–
Deferred tax assets	5	5,819	5,347
		85,351	78,208
Current assets
Inventories	16	6,557	5,288
Trade and other receivables	17	15,177	12,972
Other investments	13	30	166
Derivative financial instruments	14	90	54
Income tax receivable	5	1,158	1,859
Cash and cash equivalents	18	5,711	5,488
		28,723	25,827
Total assets		114,074	104,035
Liabilities
Current liabilities
Interest-bearing loans and borrowings	19	(3,104)	(2,337)
Lease liabilities	9	(382)	(339)
Trade and other payables	20	(25,280)	(22,465)
Derivative financial instruments	14	(81)	(50)
Provisions	21	(686)	(1,269)
Income tax payable	5	(1,084)	(1,406)
		(30,617)	(27,866)
Non-current liabilities
Interest-bearing loans and borrowings	19	(24,715)	(26,506)
Lease liabilities	9	(1,421)	(1,113)
Derivative financial instruments	14	–	(115)
Deferred tax liabilities	5	(3,500)	(3,305)
Retirement benefit obligations	22	(1,105)	(1,330)
Provisions	21	(918)	(921)
Income tax payable	5	(700)	(238)
Other payables	20	(2,379)	(1,770)
		(34,738)	(35,298)
Total liabilities		(65,355)	(63,164)
Net assets		48,719	40,871
Equity
Capital and reserves attributable to equity holders of the Company
Share capital	24	388	388
Share premium account		35,266	35,226
Capital redemption reserve		153	153
Merger reserve		448	448
Other reserves	23	1,440	1,411
Retained earnings	23	10,972	3,160
		48,667	40,786
Non-controlling interests	26	52	85
Total equity		48,719	40,871

The Financial Statements from pages 125 to 196 were approved by the Board and were signed on its behalf by

Pascal Soriot	Aradhana Sarin
Director	Director
10 February 2026

Consolidated Statement of Changes in Equity

for the year ended 31 December

		Share	Capital				Total	Non-
	Share	premium	redemption	Merger	Other	Retained	attributable	controlling	Total
	capital	account	reserve	reserve	reserves	earnings	to owners	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2023	387	35,155	153	448	1,468	(574)	37,037	21	37,058
Profit for the period	–	–	–	–	–	5,955	5,955	6	5,961
Other comprehensive income[1]	–	–	–	–	–	733	733	–	733
Transfer to Other reserves[2]	–	–	–	–	(4)	4	–	–	–
Transactions with owners
Dividends (Note 25)	–	–	–	–	–	(4,487)	(4,487)	–	(4,487)
Dividends paid to non-controlling interests (Note 25)	–	–	–	–	–	–	–	(4)	(4)
Issue of Ordinary Shares	1	33	–	–	–	–	34	–	34
Share-based payments charge for the period (Note 29)	–	–	–	–	–	579	579	–	579
Settlement of share plan awards	–	–	–	–	–	(708)	(708)	–	(708)
Net movement	1	33	–	–	(4)	2,076	2,106	2	2,108
At 31 December 2023	388	35,188	153	448	1,464	1,502	39,143	23	39,166
Profit for the period	–	–	–	–	–	7,035	7,035	6	7,041
Other comprehensive expense[1]	–	–	–	–	–	(799)	(799)	(1)	(800)
Transfer to Other reserves[2]	–	–	–	–	15	(15)	–	–	–
Transactions with owners
Dividends (Note 25)	–	–	–	–	–	(4,602)	(4,602)	–	(4,602)
Dividends paid to non-controlling interests (Note 25)	–	–	–	–	–	–	–	(4)	(4)
Issue of Ordinary Shares	–	38	–	–	–	–	38	–	38
Changes in non-controlling interests	–	–	–	–	–	–	–	61	61
Movement in shares held by Employee Benefit Trusts[2]	–	–	–	–	(68)	–	(68)	–	(68)
Share-based payments charge for the period (Note 29)	–	–	–	–	–	660	660	–	660
Settlement of share plan awards	–	–	–	–	–	(621)	(621)	–	(621)
Net movement	–	38	–	–	(53)	1,658	1,643	62	1,705
At 31 December 2024	388	35,226	153	448	1,411	3,160	40,786	85	40,871
Profit for the period	–	–	–	–	–	10,225	10,225	8	10,233
Other comprehensive (expense)/income[1]	–	–	–	–	(61)	2,756	2,695	8	2,703
Transfer to Other reserves[2]	–	–	–	–	47	(47)	–	–	–
Transactions with owners
Dividends (Note 25)	–	–	–	–	–	(4,846)	(4,846)	–	(4,846)
Dividends paid to non-controlling interests (Note 25)	–	–	–	–	–	–	–	(6)	(6)
Issue of Ordinary Shares	–	40	–	–	–	–	40	–	40
Changes in non-controlling interests	–	–	–	–	–	(214)	(214)	(43)	(257)
Movement in shares held by Employee Benefit Trusts[2]	–	–	–	–	43	–	43	–	43
Share-based payments charge for the period (Note 29)	–	–	–	–	–	719	719	–	719
Settlement of share plan awards	–	–	–	–	–	(781)	(781)	–	(781)
Net movement	–	40	–	–	29	7,812	7,881	(33)	7,848
At 31 December 2025	388	35,266	153	448	1,440	10,972	48,667	52	48,719

1	Included within Other comprehensive income of $2,703m (2024: expense of $800m; 2023: income of $733m) is a gain of $1m (2024: charge of $21m; 2023: charge of $19m), relating to Gains/(costs) of hedging.
2	Amounts charged or credited to Other reserves relate to exchange adjustments arising on goodwill and movements in shares held by Employee Benefit Trusts. Transfer to Other reserves includes $70m (2024: $nil; 2023: $nil) in respect of the opening balance on the cash flow hedge reserve. The cash flow hedge reserve was previously disclosed within Retained earnings but from 2025 is disclosed within Other reserves.

Consolidated Statement of Cash Flows

for the year ended 31 December

		2025	2024	2023
	Notes	$m	$m	$m
Cash flows from operating activities
Profit before tax		12,402	8,691	6,899
Finance income and expense	4	1,334	1,284	1,282
Share of after tax losses in associates and joint ventures	12	7	28	12
Depreciation, amortisation and impairment	3	5,733	6,688	5,387
Increase in trade and other receivables		(1,728)	(1,624)	(1,425)
Increase in inventories		(755)	(131)	(669)
Increase in trade and other payables and provisions		1,346	862	2,394
Gains on disposal of intangible assets	3	(168)	(64)	(251)
Fair value movements on contingent consideration arising from business combinations	20	(97)	311	549
Non-cash and other movements	18	662	(121)	(386)
Cash generated from operations		18,736	15,924	13,792
Interest paid		(1,316)	(1,313)	(1,081)
Tax paid		(2,845)	(2,750)	(2,366)
Net cash inflow from operating activities		14,575	11,861	10,345
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	27	(66)	(2,771)	(189)
Payments upon vesting of employee share awards attributable to business combinations	27	–	(3)	(84)
Payment of contingent consideration from business combinations	20	(1,164)	(1,008)	(826)
Purchase of property, plant and equipment		(2,810)	(1,924)	(1,361)
Disposal of property, plant and equipment		13	55	132
Purchase of intangible assets		(3,095)	(2,662)	(2,417)
Disposal of intangible assets		136	123	291
Movement in profit-participation liability	3	–	–	190
Purchase of non-current asset investments		(229)	(96)	(136)
Disposal of non-current asset investments		–	78	32
Movement in short-term investments, fixed deposits and other investing instruments		131	30	97
Payments to associates and joint ventures	12	(10)	(158)	(80)
Disposal of investments in associates and joint ventures		–	13	–
Interest received		286	343	287
Net cash outflow from investing activities		(6,808)	(7,980)	(4,064)
Net cash inflow before financing activities		7,767	3,881	6,281
Cash flows from financing activities
Proceeds from issue of share capital		40	38	33
Own shares purchased by Employee Benefit Trusts		(521)	(81)	–
Payments to acquire non-controlling interests		(183)	–	–
Issue of loans and borrowings		15	6,492	3,816
Repayment of loans and borrowings		(2,029)	(4,652)	(4,942)
Dividends paid	25	(4,971)	(4,629)	(4,481)
Hedge contracts relating to dividend payments	25	113	16	(19)
Repayment of obligations under leases		(372)	(316)	(268)
Movement in short-term borrowings		364	(31)	161
Payment of Acerta Pharma share purchase liability		–	(833)	(867)
Net cash outflow from financing activities		(7,544)	(3,996)	(6,567)
Net increase/(decrease) in Cash and cash equivalents in the period		223	(115)	(286)
Cash and cash equivalents at the beginning of the period		5,429	5,637	5,983
Exchange rate effects		46	(93)	(60)
Cash and cash equivalents at the end of the period	18	5,698	5,429	5,637

Group Accounting Policies

Basis of accounting and preparation of financial information

The Consolidated Financial Statements (or Group Financial Statements) have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments and pension plan assets and liabilities as described below, in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The Consolidated Financial Statements also comply fully with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.

The Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

New accounting requirements

The following amendments have been issued and adopted:

>	amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates', effective for periods beginning on or after 1 January 2025 - endorsed by the United Kingdom Endorsement Board (UKEB) on 15 July 2024.

The above amendments did not have a significant impact on the Group’s net results, net assets or disclosures.

Product revenue subtotal

Effective 1 January 2025, the Group has updated the presentation of Total Revenue on the face of the Consolidated Statement of Comprehensive Income to include a new subtotal ‘Product Revenue’. This represents the summation of Product Sales and Alliance Revenue on the basis of the similar characteristics of the underlying product sales curve profiles related to the end customer. Product Revenue and Collaboration Revenue form Total Revenue. Product Sales and Alliance Revenue continue to be presented separately, with the new subtotal providing additional aggregation of revenue types with similar characteristics, reflecting the growing importance of Alliance Revenue.

There are no changes to the Revenue accounting policy regarding the types of transactions recorded in each revenue category. The comparative years have been retrospectively adjusted to reflect the additional subtotal, resulting in total Product Revenue being reported for the year ended 31 December 2024 of $53,150m and the year ended 31 December 2023 of $45,217m.

Basis for preparation of Financial Statements on a going concern basis

The Group has considerable financial resources available. As at 31 December 2025, the Group has $10.6bn in financial resources (cash and cash equivalent balances of $5.7bn and undrawn committed bank facilities of $4.9bn that are available until April 2030), with $3.5bn of borrowings due within one year. These facilities contain no financial covenants, and in January 2026 their maturity was extended to April 2031.

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

The accounting policy descriptions set out the areas where judgements and estimates need exercising, the most significant of which include the following Key Judgements and Significant Estimates:

>	revenue recognition – see Revenue accounting policy on page 130 and Note 2 on page 141
>	expensing of internal development expenses – see Research and development accounting policy on page 131
>	impairment reviews of Intangible assets – see Note 11 on page 153
>	useful economic life of Intangible assets – see Research and development accounting policy on page 131
>	business combinations and Goodwill – see Business combinations and goodwill accounting policy on page 134
>	litigation liabilities – see Legal proceedings within Note 30 on page 181
>	operating segments – see Note 7 on page 147
>	employee benefits – see Note 22 on page 168
>	taxation – see Note 30 on page 190.

The Group has assessed the impact of sustainability topics on its financial reporting. This includes an impact assessment on the valuation and useful lives of Intangible assets and the identification and measurement of provisions and contingent liabilities in response to climate and pollution risks.

Sustainability-related opportunities on innovation are integral to the Financial Statements with a key indicator of the Group’s investment being Research and development (R&D) expense. Business conduct and patient safety are both considered as part of our recognition and measurement of provisions and contingent liabilities, noted within sections of Government investigations and proceedings and Product liability litigation as relevant, of Note 30. No material accounting impacts or changes to judgements or other required disclosures were noted.

Key Judgements are those judgements made in applying the Group’s accounting policies that have a material effect on the amounts of assets and liabilities recognised in the Financial Statements.

A Significant Estimate has a significant risk of material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Financial risk management policies are detailed in Note 28 to the Financial Statements from page 171.

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

Alliance Revenue

Alliance Revenue comprises income arising from the ongoing operation of collaborative arrangements related to sales made by collaboration partners, where AstraZeneca is entitled to a share of gross profits, a share of revenues or royalties, which are recurring in nature while the collaboration agreement remains in place. Alliance Revenue does not include Product Sales where AstraZeneca is leading commercialisation in a territory, or reimbursement for AstraZeneca-incurred expenses such as R&D or promotion costs, which arise from the license of intellectual property.

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

Timing of recognition of clinical and regulatory milestones is considered to be a Key Judgement. There can be significant uncertainty over whether it is highly probable that there would not be a significant reversal of cumulative revenue in respect of specific milestones if these are recognised before they are triggered due to them being subject to the actions of third parties. In general, where the triggering of a milestone is subject to the decisions of third parties (e.g. the acceptance or approval of a filing by a regulatory authority), the Group does not consider that the threshold for recognition is met until that decision is made.

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

Internal development expenditure is capitalised only if it meets the recognition criteria of IAS 38 ‘Intangible Assets’. This is considered a Key Judgement. Where regulatory and other uncertainties are such that the criteria are not met, the expenditure is charged to profit and loss and this is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where, however, recognition criteria are met, Intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch. At 31 December 2025, no amounts have met the recognition criteria.

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

Intangible assets

Intangible assets are stated at cost less accumulated amortisation and impairments. Intangible assets relating to products in development are subject to impairment testing at least annually. All Intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. The determination of the recoverable amounts includes key estimates which are highly sensitive to, and depend upon, key assumptions as detailed in Note 11 to the Financial Statements from page 151.

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

Each contract is assessed to determine whether there are both grant elements and supply of product which need to be separated. In each case, the contracts set out the specified terms for the supply of the product and the provisions for funding for certain costs, primarily research and development associated with the intellectual property (IP). It is considered whether there are any conditions for the funding to be refunded. The consideration in the contract is allocated between the grant and supply elements. The standalone selling price for the supply of products is determined by reference to observed prices with other customers. The amount allocated as a government grant is determined by reference to the specific agreed costs and activities identified in the contract as not directly attributable to the supply of product. Government grants are recorded as an offset to the relevant expense in the Consolidated Statement of Comprehensive Income and are capped to match the relevant costs incurred.

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

Employee benefits

The Group accounts for pensions and other employee benefits (principally healthcare) under IAS 19 ‘Employee Benefits’. In respect of defined benefit plans, obligations are determined using the projected unit credit method and are discounted to present value by reference to market yields on high-quality corporate bonds, while plan assets are measured at fair value. Given the extent of the assumptions used to determine the value of scheme assets and scheme liabilities, these are considered to be significant estimates. The operating and financing costs of such plans are recognised separately in profit and loss; current service costs are spread systematically over the working lives of employees and financing costs are recognised in full in the periods in which they arise. Remeasurements of the net defined benefit pension liability, including actuarial gains and losses, are recognised immediately in Other comprehensive income.

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

Liabilities for uncertain tax positions require management to make judgements of potential exposures in relation to tax audit issues based upon interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Tax benefits are recognised when it is probable the tax positions will be accepted by the tax authorities. When a position is not considered probable of being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable result. This is measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty.

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

Cash outflows relating to the purchase of shares by consolidated Employee Benefit Trusts (EBTs) relating to the vesting of share plans are recognised within financing activities. Cash outflows relating to the employer and employee taxes paid on vesting of share plans are recognised in operating activities as they relate to employee remuneration. The cost of shares held by EBTs at the period end is deducted from equity. The cash flows relating to replacement awards issued to employees as part of the Alexion Pharmaceuticals, Inc. (Alexion) acquisition are classified within investing activities, as they are part of the aggregate cash flows arising from obtaining control of the subsidiary.

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

On acquiring a business, fair values are assigned to identifiable assets and liabilities by the application of judgement. Contingent liabilities are recognised at fair value unless it cannot be measured reliably.

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

Trade and other payables

Financial liabilities included in Trade and other payables are recognised initially at fair value. Subsequent to initial recognition they are measured at amortised cost using the effective interest method. Contingent consideration payables are held at fair value within Level 3 of the fair value hierarchy as defined in Note 13.

Financial instruments

The Group’s financial instruments include Lease liabilities, Trade and other receivables and payables, liabilities for contingent consideration under business combinations, and rights and obligations under employee benefit plans which are dealt with in specific accounting policies.

The Group’s other financial instruments include:

i) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and highly liquid investments with maturities of three months or less when acquired. They are readily convertible into known amounts of cash and are held at amortised cost under the hold to collect classification, where they meet the hold to collect ‘solely payments of principal and interest’ test criteria under IFRS 9 ‘Financial Instruments’. Those not meeting these criteria are held at fair value through profit or loss. Cash and cash equivalents in the Consolidated Statement of Cash Flows include unsecured bank overdrafts at the balance sheet date where balances often fluctuate between a cash and overdraft position (such overdrafts are included within current Interest-bearing loans and borrowings in the Consolidated Statement of Financial Position).

ii) Fixed deposits

Fixed deposits, principally comprising funds held with banks and other financial institutions, are initially measured at fair value, plus direct transaction costs, and are subsequently measured at amortised cost using the effective interest method at each reporting date. Changes in carrying value are recognised in the Consolidated Statement of Comprehensive Income.

iii) Other investments

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

iv) Bank and other borrowings

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

v) Derivatives

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

Litigation and environmental liabilities

AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Group. A provision is made where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. Determining the timing of recognition of when an adverse outcome is probable is considered a Key Judgement, refer to Note 30 to the Financial Statements on page 181.

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

Impairment

The carrying values of non-financial assets, other than Inventories and Deferred tax assets, are reviewed at least annually for indicators of impairment. For Goodwill, Intangible assets in development and any other assets where such indication exists, the asset’s recoverable amount is estimated based on the greater of its value in use and its fair value less cost to sell. In assessing the recoverable amount, the estimated future cash flows, adjusted for the risks associated with the probability of success specific to each asset, as well as inflationary impacts, are discounted to their present value using a nominal discount rate that reflects current market assessments of the time value of money, the general risks affecting the pharmaceutical industry and other risks specific to each asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets. Impairment losses are recognised immediately in the Consolidated Statement of Comprehensive Income.

Applicable accounting standards and interpretations issued but not yet adopted

At the date of authorisation of these Financial Statements, certain new accounting standards and amendments were in issue relating to the following standards and interpretations but not yet adopted by the Group:

>	IFRS 18 ‘Presentation and Disclosure in Financial Statements’ is effective for accounting periods beginning on or after 1 January 2027 and will replace IAS 1 ‘Presentation of Financial Statements’. IFRS 18 sets out new presentation requirements for the Statement of Comprehensive Income, as well as more stringent and additional requirements on the aggregation, disaggregation and categorisation of income and expenses within the Statement of Comprehensive Income. Additionally, alternative performance measures included within the Annual Report which meet the definition of Management-defined Performance Measures are required to be disclosed within the Notes to the Financial Statements. IFRS 18 was endorsed by the UKEB on 10 December 2025.
>	The Group continues to advance with the implementation of IFRS 18 and is well progressed with the adoption impact assessment. The Group is not seeking to early adopt this new standard. However, as a means of illustrating the impact of IFRS 18 on the presentation of the Group’s results for the year ended 31 December 2025, the currently expected IFRS 18 adoption impacts for 2025 are shown in Note 1 to the Financial Statements. The Group continues to monitor IFRS 18 implementation guidance in advance of adoption for the accounting year beginning 1 January 2027.

In addition, the following amendments were issued but not yet adopted:

>	amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, effective for periods beginning on or after 1 January 2026 – endorsed by the UKEB on 15 April 2025 and 23 July 2025.

Notes to the Group Financial Statements

1 IFRS 18 ‘Presentation and Disclosure in Financial Statements’

IFRS 18 ‘Presentation and Disclosure in Financial Statements’ is effective for accounting periods beginning on or after 1 January 2027 and will replace IAS 1 ‘Presentation of Financial Statements’. There are also consequential amendments to IAS 7 ‘Cash Flows’, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, IAS 33 ‘Earnings per Share’ and IAS 34 ‘Interim Financial Reporting’, also effective for accounting periods beginning on or after 1 January 2027. The Group is well progressed with the impact assessment of the adoption of this new standard, with the expected impact for the year ended 31 December 2025 detailed below.

The Group will apply IFRS 18 retrospectively, in accordance with IAS 8. The Group has not elected to utilise the option to change the measurement of eligible investments in associates and joint ventures from the equity method to fair value through profit or loss at the date of transition.

The new standard introduces new requirements for the presentation, classification and disclosure of financial statement line items. The requirements were introduced to help achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. The key changes include the requirement to classify all income and expense into one of five categories; operating, investing, financing, taxation and discontinued operations, and introduces new mandated subtotals within the Consolidated Statement of Comprehensive Income, including Operating profit, Profit before financing and income tax and Profit for the period. In addition, details of management-defined performance measures (‘MPMs’) will now be disclosed as well as further detailed disclosure related to operating expense by nature. The new standard also offers enhanced guidance on aggregation and disaggregation of financial information.

Although the adoption of IFRS 18 will have no impact on the Group’s Profit for the period or Total Revenue, the Group expects that grouping items of income and expense in the Consolidated Statement of Profit or Loss into the new categories will impact how Operating profit is reported.

The Group does not have a specified main business activity as defined in IFRS 18.

Reconciliation of the Consolidated Statement of Profit or Loss – Illustrative under IFRS 18 for the year ended 31 December 2025

	Existing		Adjusted for
	IAS 1	Transition	IFRS 18
	2025	adjustments	2025
IAS 1 presentation	$m	$m	$m	Expected IFRS 18 presentation
– Product Sales	55,573	–	55,573	– Product Sales
– Alliance Revenue	3,067	–	3,067	– Alliance Revenue
Product Revenue	58,640	–	58,640	Product Revenue
Collaboration Revenue	99	–	99	Collaboration Revenue
Total Revenue	58,739	–	58,739	Total Revenue
Cost of sales	(10,633)	9	(10,624)	Cost of sales
Gross profit	48,106	9	48,115	Gross profit
Distribution expense	(579)	–	(579)	Distribution expense
Research and development expense	(14,232)	–	(14,232)	Research and development expense
		(12,529)	(12,529)	Selling and marketing expense
Selling, general and administrative expense	(19,933)	12,529	(7,404)	General and administrative expense
Other operating income and expense	381	13	394	Other operating income and expense
Operating profit	13,743	22	13,765	Operating profit
		343	343	Investing income
		(7)	(7)	Share of after tax losses in associates and joint ventures
		14,101	14,101	Profit before financing and income tax
Finance income	360	(360)
Finance expense	(1,694)	(5)	(1,699)	Finance expense
Share of after tax losses in associates and joint ventures	(7)	7
Profit before tax	12,402	–	12,402	Profit before tax
Taxation	(2,169)	–	(2,169)	Taxation
Profit for the period	10,233	–	10,233	Profit for the period

Explanation of the adjustments due to IFRS 18

Share of after tax losses in associates and joint ventures will be presented within the investing category of the Consolidated Statement of Comprehensive Income, within the new subtotal of Profit or loss before financing and income tax which totals an expected $14,101m in 2025.

Returns on deposits and equity securities, and interest income on tax balances, previously reported within Finance income will be reclassified under IFRS 18 to Investing income, totalling an expected $360m in 2025.

Foreign exchange differences on cash and short-term deposits, previously included within Finance income and Finance expense, will be classified within the investing category under IFRS 18, expected to result in a reduction to Finance expense and a decrease in Investing income of $17m in 2025.

Gains and losses on certain designated hedges, previously included within Finance income and Finance expense, will be classified within the operating category under IFRS 18, resulting in an expected reduction to Finance expense and an increase in Other operating income and expense of $13m in 2025.

Under IFRS 18, Selling, general and administrative expense ($19,933m in 2025) will be disaggregated into Selling and marketing expense ($12,529m in 2025) and General and administrative expense ($7,404m in 2025).

Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows under the amended IAS 7 requirements will start with Operating profit ($13,765m for 2025 under IFRS 18), rather than the previous starting point of Profit before tax ($12,402m in 2025 under IAS 1), removing the need to add back Finance income and expense ($1,334m in 2025) and Share of after tax losses of associates and joint ventures ($7m in 2025). In addition, Interest paid ($1,316m in 2025) will be reclassified to Cash flows from financing activities under IFRS 18, previously classified within Cash flows from operating activities.

Operating expenses by nature

The Group currently presents expenses in the Consolidated Statement of Comprehensive Income by function. While IFRS 18 continues to permit this presentation, it introduces additional disclosure requirements in the Notes to the Financial Statements. The following table presents 2025 operating expenses split by nature according to the requirements of IFRS 18.

			Net impairment	Employee	Net inventory
	Depreciation	Amortisation	charges	benefits	write-downs
	$m	$m	$m	$m	$m
Total amount related to:
Cost of sales	404	86	3	1,633	314
Distribution expense	6	–	–	43	–
Research and development expense	456	47	214	4,879	–
Selling and marketing expense	210	9	–	6,346	–
General and administrative expense	205	4,064	26	1,759	–
Other operating income and expense	2	1	–	78	–
Total amount relating to operating category	1,283	4,207	243	14,738	314

The amounts disclosed are those expensed during the year, except for depreciation and employee benefits which include amounts capitalised to inventory and software development costs.

Management-defined performance measures (MPMs)

The Group has identified Core Gross profit ($48,039m in 2025 under IFRS 18), Core Operating profit ($18,500m in 2025 under IFRS 18) and Core Profit attributable to owners of the Parent (numerator of core basic earnings per share, $14,201m in 2025 under IFRS 18) as MPMs used in its public communications to communicate management’s view of an aspect of the operating performance of the Group as a whole. These measures are not specifically required to be presented or disclosed by IFRS, which means they may not be directly comparable with similarly labelled or described measures by other entities.

The reported IFRS results are adjusted to exclude certain significant items. In determining the adjustments to arrive at the Core result, we use a set of established principles relating to the nature or materiality of individual items or groups of items, excluding, for example, events which are (i) outside the normal course of business, (ii) incurred in a pattern that is unrelated to the trends in the underlying financial performance of our ongoing business, or (iii) related to major acquisitions, to ensure that investors’ ability to evaluate and analyse the underlying financial performance of our ongoing business is enhanced. Group management believes that these adjusted measures offer a relevant alternative perspective on the Group’s underlying operating performance by excluding the effects of the above mentioned items that are not indicative of the ongoing business activities. Group management considers this useful for understanding profitability trends and for evaluating the Group’s ability to generate sustainable earnings from its core operations.

Our Core adjustments are summarised as:

Restructuring costs, including charges and provisions related to our global restructuring programmes on our capitalised manufacturing facilities and IT assets. These can take place over multiple reporting periods, given the long life-cycle of our business.

Why we use them: We adjust for these charges and provisions because they primarily reflect the financial impact of change to legacy arrangements, rather than the underlying performance of our ongoing business.

Intangible amortisation and impairments, including impairment reversals but excluding any charges relating to IT assets. Intangibles generally arise from business combinations and individual licence acquisitions.

Why we use them: We adjust for these charges because their pattern of recognition is largely uncorrelated with the underlying performance of the business.

Other specified items, principally comprise acquisition-related costs and credits, which include the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, remeasurement adjustments relating to Other payables and debt items assumed from the Alexion acquisition and legal settlements.

Why we use them: We adjust for these items to enable a more meaningful comparison of the performance of acquired businesses and products to that of internally developed products, as well as removing charges whose pattern of recognition is largely uncorrelated to the underlying performance of the business. It should be noted that some costs excluded from our Core results, such as intangible amortisation and finance charges related to contingent consideration, will recur in future years, and other excluded items such as impairments and legal settlement costs, along with other acquisition-related costs, may recur in the future.

Limitations: Core results exclude significant costs (such as restructuring, intangible amortisation and impairments, and other acquisition-related adjustments), but incorporate associated benefits, including Product Sales arising from business combinations, asset acquisitions and assets which have been amortised, as well as the benefits resulting from restructuring activities and, as such, they should not be regarded as a complete picture of the Group’s financial performance, which is presented in its Reported results. The exclusion of the adjusting items may result in Core earnings being materially higher or lower than Reported earnings.

2025 Reconciliation of Expected Reported (IFRS 18) results to Expected Core (IFRS 18) results

	2025
	Expected		Intangible		2025
	Reported	Restructuring	amortisation		Expected Core
	(IFRS 18)	costs	and impairments	Other	(IFRS 18)
	$m	$m	$m	$m	$m
Gross profit	48,115	(138)	32	30	48,039
Income tax[1]		18	(3)	(5)
Profit attributable to non-controlling interests		–	–	–
Distribution expense	(579)	–	–	–	(579)
Research and development expense	(14,232)	171	236	3	(13,822)
Selling and marketing expense	(12,529)	40	–	1	(12,488)
General and administrative expense	(7,404)	169	4,059	130	(3,046)
Other operating income and expense	394	(5)	–	7	396
Operating profit	13,765	237	4,327	171	18,500
Income tax[1]		(68)	(825)	(58)
Profit attributable to non-controlling interests		–	–	–
Net investing	336	–	–	–	336
Profit before financing and income tax	14,101	237	4,327	171	18,836
Finance expense	(1,699)	–	–	242	(1,457)
Taxation	(2,169)	(68)	(825)	(108)	(3,170)
Profit for the period	10,233	169	3,502	305	14,209
Profit attributable to non-controlling interests	(8)	–	–	–	(8)
Profit attributable to owners of the Parent	10,225	169	3,502	305	14,201
Income tax[1]		(68)	(825)	(108)
Profit attributable to non-controlling interests		–	–	–

Basic earnings per $0.25 Ordinary Share	$6.60	$0.11	$2.26	$0.19	$9.16

1	The income tax effect for each adjusting item is calculated at the statutory tax rate applicable to that item in the relevant jurisdiction.

2 Revenue

Product Sales

					2025					2024					2023
		Emerging		Rest of			Emerging		Rest of			Emerging		Rest of
	US	Markets	Europe	World	Total	US	Markets	Europe	World	Total	US	Markets	Europe	World	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Oncology:
Tagrisso	3,064	1,971	1,423	796	7,254	2,763	1,755	1,301	761	6,580	2,276	1,621	1,120	782	5,799
Imfinzi	3,509	640	1,239	675	6,063	2,603	479	948	687	4,717	2,171	355	742	751	4,019
Calquence	2,339	233	784	162	3,518	2,190	153	656	130	3,129	1,815	98	493	108	2,514
Lynparza	1,434	669	914	262	3,279	1,332	655	832	253	3,072	1,254	542	734	281	2,811
Enhertu	–	668	207	102	977	–	350	126	69	545	–	169	60	32	261
Zoladex	19	842	157	88	1,106	16	795	148	99	1,058	14	687	133	118	952
Truqap	586	23	85	34	728	408	2	12	8	430	6	–	–	–	6
Imjudo	227	22	52	45	346	180	16	36	49	281	146	5	16	51	218
Datroway	–	2	–	–	2	–	–	–	–	–	–	–	–	–	–
Others	9	280	19	117	425	18	297	23	125	463	37	351	34	143	565
	11,187	5,350	4,880	2,281	23,698	9,510	4,502	4,082	2,181	20,275	7,719	3,828	3,332	2,266	17,145
Cardiovascular, Renal & Metabolism:
Farxiga	1,730	3,324	2,941	405	8,400	1,750	2,853	2,634	419	7,656	1,451	2,211	1,881	420	5,963
Crestor	45	1,041	1	129	1,216	46	934	37	136	1,153	55	862	52	138	1,107
Brilinta	393	273	147	10	823	751	294	268	20	1,333	744	285	271	24	1,324
Lokelma	301	129	129	139	698	256	86	92	108	542	214	50	58	90	412
Seloken	–	586	18	3	607	–	589	13	3	605	1	621	11	7	640
Roxadustat	–	274	–	–	274	–	331	–	–	331	–	271	–	–	271
Wainua	204	4	4	–	212	85	–	–	–	85	–	–	–	–	–
Others	49	262	158	65	534	187	252	226	78	743	287	286	230	65	868
	2,722	5,893	3,398	751	12,764	3,075	5,339	3,270	764	12,448	2,752	4,586	2,503	744	10,585
Respiratory & Immunology:
Symbicort	1,193	801	560	331	2,885	1,187	805	559	328	2,879	726	753	549	334	2,362
Fasenra	1,195	117	482	187	1,981	1,049	92	404	144	1,689	992	64	355	142	1,553
Breztri	614	298	191	96	1,199	516	245	143	74	978	383	161	81	52	677
Tezspire	–	40	297	121	458	–	11	156	81	248	–	1	48	37	86
Saphnelo	596	16	49	25	686	425	7	26	16	474	260	2	8	10	280
Pulmicort	5	414	63	36	518	6	568	71	37	682	28	575	68	42	713
Airsupra	162	4	–	–	166	66	–	–	–	66	2	–	–	–	2
Others	75	133	59	7	274	167	169	57	7	400	156	215	55	8	434
	3,840	1,823	1,701	803	8,167	3,416	1,897	1,416	687	7,416	2,547	1,771	1,164	625	6,107
Vaccines & Immune Therapies:
Beyfortus	184	–	94	3	281	232	–	84	2	318	87	–	19	–	106
Synagis	(3)	214	50	31	292	(8)	210	116	129	447	(1)	195	175	177	546
FluMist	28	5	210	29	272	28	1	204	25	258	23	1	188	4	216
Others	–	1	–	–	1	28	2	5	–	35	–	16	14	114	144
	209	220	354	63	846	280	213	409	156	1,058	109	212	396	295	1,012
Rare Disease:
Ultomiris	2,667	261	1,053	737	4,718	2,261	141	884	638	3,924	1,750	71	668	476	2,965
Soliris	1,092	405	200	140	1,837	1,523	443	416	206	2,588	1,734	424	670	317	3,145
Strensiq	1,332	104	123	119	1,678	1,167	54	99	96	1,416	937	40	89	86	1,152
Koselugo	219	228	161	54	662	212	177	103	39	531	195	59	53	24	331
Others	113	40	67	11	231	100	34	66	9	209	85	29	49	8	171
	5,423	1,038	1,604	1,061	9,126	5,263	849	1,568	988	8,668	4,701	623	1,529	911	7,764
Other:
Nexium	67	611	50	88	816	96	591	60	120	867	115	578	53	199	945
Others	(4)	121	34	5	156	15	144	43	4	206	18	153	52	8	231
	63	732	84	93	972	111	735	103	124	1,073	133	731	105	207	1,176
Product Sales	23,444	15,056	12,021	5,052	55,573	21,655	13,535	10,848	4,900	50,938	17,961	11,751	9,029	5,048	43,789

Rebates and chargebacks in the US

The major market where estimates are seen as significant is the US. When invoicing Product Sales in the US, we estimate the rebates and chargebacks we expect to pay and we consider there to be a significant estimate associated with the rebates for Managed Care, Medicaid and Medicare Part D. The total adjustment in respect of prior year net US Product Sales in 2025 was 0.7% (2024: 0.6%; 2023: 1.0%); this represents the difference between our prior year estimates for rebates and chargebacks against actual amounts paid for the US business. The most significant of these relate to the Medicaid and state programmes with an adjustment in respect of prior year net US Product Sales in 2025 of 0.2% (2024: 0.1%; 2023: 0.3%) and Managed Care and Medicare of 0.4% (2024: 0.6%; 2023: 0.5%).

The adjustment in respect of the prior year net US Product Sales, excluding the Rare Disease therapy area in 2025, was 0.9% (2024: 0.8%; 2023: 1.4%), with Medicaid and state programmes of 0.2% (2024: 0.1%; 2023: 0.4%) and Managed Care and Medicare of 0.5% (2024: 0.7%; 2023: 0.7%).

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

Alliance Revenue

	2025	2024	2023
	$m	$m	$m
Enhertu	1,798	1,437	1,022
Tezspire	673	436	259
Beyfortus	422	237	57
Datroway	77	–	–
Other royalty income	92	91	81
Other Alliance Revenue	5	11	9
	3,067	2,212	1,428

Collaboration Revenue

	2025	2024	2023
	$m	$m	$m
Farxiga: sales milestones	87	56	29
Lynparza: sales milestone	–	600	–
Beyfortus: sales milestones	–	167	27
Koselugo: sales milestone	–	100	–
Lynparza: regulatory milestones	–	–	245
COVID-19 mAbs: licence fees	–	–	180
Beyfortus: regulatory milestones	–	–	71
tralokinumab: sales milestones	–	–	20
Other Collaboration Revenue	12	–	22
	99	923	594

3 Operating profit

Operating profit includes the following significant items:

Cost of sales

In 2025, Cost of sales includes a charge of $25m (2024: $nil; 2023: $114m) in relation to the release, in line with sales, of fair value uplift to inventory that was recognised under IFRS 3 ‘Business Combinations’.

Selling, general and administrative expense

In 2025, Selling, general and administrative expense includes a credit of $44m (2024: charge of $260m; 2023: charge of $520m) resulting from changes in the fair value of contingent consideration arising from the acquisition of the diabetes alliance from Bristol-Myers Squibb Company (BMS). These adjustments reflect revised estimates for future sales performance for the products acquired and, as a result, revised estimates for future royalties payable.

In 2025, Selling, general and administrative expense also includes a charge of $218m (2024: $48m; 2023: $1,013m) relating to a number of legal proceedings, including settlements in various jurisdictions in relation to several marketed products (see Note 30).

Research and development expense: Government grants

During the year $nil (2024: $nil; 2023: $74m) of government grants were recognised within Research and development expense relating to Vaxzevria.

Depreciation, impairment, amortisation and provision charges

The following items have been included in Operating profit:

	2025	2024	2023
	$m	$m	$m
Depreciation of Property, plant and equipment (Note 8)	879	799	733
Impairment of Property, plant and equipment (Note 8)	13	42	8
Depreciation of Right-of-use assets (Note 9)	404	343	275
Impairment of Right-of-use assets (Note 9)	–	7	14
Amortisation of Intangible assets (Note 11)	4,207	3,923	3,926
Net impairment of Intangible assets (Note 11)	230	1,574	434
Net charges to Provisions, net of reversals (Note 21)	541	513	1,313

Other operating income and expense

	2025	2024	2023
	$m	$m	$m
Royalty income	160	103	107
Gains on disposal of Intangible assets	168	64	251
Net (losses)/gains on disposal of other non-current assets	(14)	(4)	41
Update to the contractual relationships for Beyfortus	–	–	712
Other income[1]	201	210	393
Other expense	(134)	(121)	(164)
Other operating income and expense	381	252	1,340

1	Other income in 2025 includes $nil of income from Allergan Plc. in respect of the development of brazikumab (2024: $nil; 2023: $75m).

Gains on disposal of intangible assets in 2023 includes $241m on disposal of commercial rights to Pulmicort Flexhaler to Cheplapharm Arzneimittel GmbH in the US.

As part of the total consideration received in respect of the agreement to sell US rights to Synagis in 2019, $400m in total was received related to the rights to participate in the future cash flows from the US profits or losses for Beyfortus, with $190m cash inflows in 2023 primarily relating to a cash receipt from Swedish Orphan Biovitrum AB (Sobi) following achievement of a regulatory milestone. All associated cash flows have been presented within investing activities as the Group has received the cash in exchange for agreeing to transfer future cash flows relating to an intangible asset. In 2023, the contractual relationship between AstraZeneca and Sobi relating to future sales of Beyfortus in the US was replaced by a royalty relationship between Sanofi Pasteur, Inc. and Sobi. As a result, in 2023 the Profit Participation Liability was extinguished and derecognised from the Consolidated Statement of Financial Position, with a gain of $712m recorded in Other operating income and expense.

Restructuring costs

In conjunction with the acquisition of Alexion in 2021, the enlarged Group initiated the Post Alexion Acquisition Group Review (PAAGR); a global restructuring programme aimed at integrating systems, structure and processes, optimising the global footprint and prioritising resource allocations and investments. During 2023, the Group identified all remaining activities and finalised the scope of the programme. During 2024, the Group undertook a further assessment of those planned activities. This included the commencement of work on the planned upgrade of the Group's Enterprise Resource Planning IT systems (Axial Project), which is expected to be substantially complete by the end of 2030. The Group has also continued to progress other legacy restructuring programmes.

During 2025, the Group has incurred $237m of restructuring costs, of which $232m resulted from activities that are part of the PAAGR, bringing the cumulative charges under this programme to $3,414m. Costs in 2025 included a $138m credit to Cost of sales primarily due to the reversal of inventory and related product provisions related to Andexxa following the decision to cease promotional activities, $209m expense within Selling, general and administrative expense in relation to severance, HR, Finance, IT and other integration costs and $171m expense within Research and development expense in relation to severance as well as the transformation of clinical, regulatory and other R&D data and systems.

Total restructuring costs in 2025 includes a net impairment reversal to Property, plant and equipment of $3m (2024: charge of $43m; 2023: charge of $7m).

The tables below show the costs that have been charged in respect of restructuring programmes by cost category and type. Severance provisions are detailed in Note 21.

	2025	2024	2023
	$m	$m	$m
Cost of sales	(138)	569	109
Research and development expense	171	275	212
Selling, general and administrative expense	209	312	207
Other operating income and expense	(5)	(2)	(61)
Total charge	237	1,154	467

	2025	2024	2023
	$m	$m	$m
Severance costs	100	213	57
Accelerated depreciation and impairment charges	11	64	68
Other[1]	126	877	342
Total charge	237	1,154	467

1	Other costs are those incurred in designing and implementing the Group’s various restructuring initiatives. In 2024, Other costs included $480m for inventory and related product provisions related to Andexxa following the decision to cease promotional activities which were partly reversed in 2025 following revised sales forecasts. In 2025, Other costs include the costs of integrating systems, structure and processes as part of the PAAGR, costs relating to the Alexion acquisition, internal project costs and external service fees.

Financial instruments

Included within Operating profit are the following net gains and losses on financial instruments:

	2025	2024	2023
	$m	$m	$m
Gains/(losses) on forward foreign exchange contracts	190	(81)	42
Losses on receivables and payables	(190)	(143)	(260)
Total	–	(224)	(218)

4 Finance income and expense

	2025	2024	2023
	$m	$m	$m
Finance income
Returns on deposits and equity securities	280	339	291
Fair value gains on debt and interest rate swaps	–	113	43
Interest income on income tax balances	80	6	10
Total	360	458	344
Finance expense
Interest on debt, leases and other financing costs	(1,335)	(1,391)	(1,132)
Net interest on post-employment defined benefit plan net liabilities (Note 22)	(51)	(50)	(38)
Net exchange losses	(31)	(42)	(34)
Discount unwind on contingent consideration arising from business combinations (Note 20)	(60)	(113)	(132)
Discount unwind on other long-term liabilities[1]	(138)	(116)	(200)
Fair value losses on debt and interest rate swaps	(49)	(18)	(3)
Interest expense on income tax balances	(30)	(12)	(87)
Total	(1,694)	(1,742)	(1,626)
Net finance expense	(1,334)	(1,284)	(1,282)

1	Included within Discount unwind on other long-term liabilities is $nil relating to the Acerta Pharma B.V. (Acerta Pharma) share purchase liability (2024: $nil; 2023: $55m) and the discount unwind of other payables of $116m (2024: $91m; 2023: $100m) that have arisen from intangible asset additions, see Note 20 for further details.

There was no interest capitalised during the year.

Financial instruments

Included within Finance income and expense are the following net gains and losses on financial instruments:

	2025	2024	2023
	$m	$m	$m
Interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives	(46)	107	13
Interest and changes in carrying values of debt designated as hedged items in fair value hedges, net of derivatives	(76)	(38)	–
Interest and fair value changes on fixed and short-term deposits, equity securities, other derivatives and tax balances	314	306	177
Interest on debt, commercial paper, overdrafts and lease liabilities held at amortised cost	(1,177)	(1,251)	(1,004)

The Group held derivatives that economically hedged a debt instrument designated at fair value through profit or loss. Both the derivatives and debt instrument matured in 2023. The Interest and fair value adjustments in respect of debt designated at fair value through profit or loss, net of derivatives, includes the following amounts related to these matured instruments: derivatives $nil (2024: $nil; 2023: loss of $1m) and debt $nil (2024: $nil; 2023: gain of $7m).

5 Taxation

Taxation charge/(credit) recognised in the Consolidated Statement of Comprehensive Income is as follows:

	2025	2024	2023
	$m	$m	$m
Current tax
Current year	2,199	2,314	2,417
Pillar Two income tax charge	194	238	–
Adjustment to prior years	(60)	(107)	28
Total	2,333	2,445	2,445
Deferred tax
Origination and reversal of temporary differences	(117)	(818)	(1,473)
Adjustment to prior years	(47)	23	(34)
Total	(164)	(795)	(1,507)
Taxation charge recognised in the profit for the year	2,169	1,650	938

Taxation (charge)/credit recognised in Other comprehensive income is as follows:

	2025	2024	2023
	$m	$m	$m
Current and deferred tax
Items that will not be reclassified to profit and loss:
Remeasurement of the defined benefit liability	(69)	(23)	102
Equity investments measured at fair value through Other comprehensive income	(25)	(20)	(1)
Total	(94)	(43)	101
Items that may be reclassified subsequently to profit and loss:
Foreign exchange arising on designated liabilities in net investment hedges	(66)	28	(24)
Fair value movement on cash flow hedges	16	(3)	12
Total	(50)	25	(12)
Taxation (charge)/credit recognised in Other comprehensive income	(144)	(18)	89

The reported tax rate in the year was 18%.

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

Tax reconciliation to UK statutory rate

The table below reconciles the UK statutory tax charge to the Group’s total tax charge:

	2025	2024	2023
	$m	$m	$m
Profit before tax	12,402	8,691	6,899
Notional taxation charge at UK corporation tax rate of 25% (2024: 25%; 2023: 23.5%)	3,101	2,173	1,621
Differences in effective overseas tax rates	(168)	(60)	(224)
Deferred tax credit relating to change in tax rates[1]	(23)	(24)	(66)
Unrecognised deferred tax asset[2]	86	104	341
Items not deductible for tax purposes	101	64	46
Intellectual Property incentive regimes[3]	(655)	(561)	(367)
Pillar Two income taxes	194	238	–
Other items[4]	(360)	(200)	(406)
Adjustments to prior periods	(107)	(84)	(7)
Total tax charge for the year	2,169	1,650	938

1	The 2023 item relates to the impact of the difference in the UK current and deferred tax rates during 2023.
2	This includes the non-recognition of deferred tax assets where it is not probable that there will be sufficient forecast future profits to utilise the assets.
3	The Group receives intellectual property incentives in certain jurisdictions.
4	Other items in 2025 includes the release of tax provisions due to updates to estimates of prior period tax liabilities following settlements with tax authorities and the expiry of the relevant statute of limitations, and the impact of internal transfers of assets. Other items in 2024 includes a net credit following internal transfers of assets. Other items in 2023 include a favourable adjustment of $828m to deferred taxes arising from a UK company undertaking an intragroup purchase of certain intellectual property offset by a charge of $422m mainly relating to updates to tax liabilities following progress of reviews by tax authorities, administrative appeal processes and adjustments arising on expiry of the relevant statute of limitations (see Note 30 for more details).

AstraZeneca is domiciled in the UK but operates in other countries where the tax rates and laws are different to those in the UK. The impact on differences in effective overseas tax rates on the Group’s overall tax charge is noted above.

Current tax

Current income tax balances on the Statement of Financial Position as at 31 December are as follows:

	2025	2024
	$m	$m
Non-current income tax receivable	1,391	–
Current income tax receivable	1,158	1,859
Total income tax receivable	2,549	1,859
Current income tax payable	(1,084)	(1,406)
Non-current income tax payable	(700)	(238)
Total income tax payable	(1,784)	(1,644)
Net income tax receivable	765	215

Management assesses at each balance sheet date whether income tax receivables and payables will be realisable within 12 months. Amounts expected to be realisable after 12 months are reflected as non-current income tax receivables and payables.

Deferred tax

The total movement in the net deferred tax balance in the year was $277m. The movements are as follows:

	Intangibles,		Elimination of			Losses and
	Property, plant		unrealised profit	Untaxed		tax credits	Accrued
	and equipment		on inventory	reserves	[1]	carried forward	expenses	Other	Total
	$m		$m	$m		$m	$m	$m	$m
Net deferred tax balance at 1 January 2024	(2,491)		2,386	(660)		1,106	889	644	1,874
Income statement	803		238	(186)		36	74	(170)	795
Other comprehensive income	34		–	–		–	–	(42)	(8)
Equity	–		–	–		–	–	(28)	(28)
Additions and disposals	(605)		–	–		127	2	(1)	(477)
Exchange	93		(152)	68		(70)	(40)	(13)	(114)
Net deferred tax balance at 31 December 2024	(2,166)		2,472	(778)		1,199	925	390	2,042
Income statement	33		45	(46)		87	52	(7)	164
Other comprehensive income	(32)		–	–		–	–	(59)	(91)
Equity	–		–	–		–	–	105	105
Exchange	(92)		162	(147)		105	46	25	99
Net deferred tax balance at 31 December 2025²	(2,257)	[3]	2,679	(971)		1,391	1,023	454	2,319

1	Untaxed reserves relate to taxable profits where the tax liability is deferred to later periods.
2	The Group recognises deferred tax assets to the extent that there are either taxable temporary differences or that it is probable that sufficient future taxable profits will arise, against which these deductible temporary differences can be utilised. The US includes a net deferred tax asset of $94m as at 31 December 2025 which includes tax losses and other deductible temporary differences. The Group has performed an assessment of recovery of deferred tax assets and the Group has forecasted future taxable profits for relevant entities and considers that it is probable that sufficient future taxable profits will arise against which these deductible temporary differences can be utilised within 10 years. In arriving at these forecasts, the Group has reviewed the Group-level budgets and forecasts and the ability of relevant entities to generate future income from developing and commercialising products. Assessing the availability of future taxable income to support recognition of deferred tax assets relies upon our Group forecasts and changes in these Group forecasts will impact the recoverability of deferred tax assets. To the extent that there are neither taxable temporary differences nor sufficient taxable profits, no deferred tax asset is recognised and details of unrecognised deferred tax assets are included in the table below.
3	Includes deferred tax assets of $178m on liabilities in respect of intangibles and $327m on lease liabilities in respect of right-of-use assets.

The net deferred tax balance, before the offset of balances within countries, consists of:

	Intangibles,	Elimination of		Losses and
	Property, plant	unrealised profit	Untaxed	tax credits	Accrued
	and equipment	on inventory	reserves	carried forward	expenses	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Deferred tax assets at 31 December 2024	1,781	2,472	–	1,221	1,039	688	7,201
Deferred tax liabilities at 31 December 2024	(3,947)	–	(778)	(22)	(114)	(298)	(5,159)
Net deferred tax balance at 31 December 2024	(2,166)	2,472	(778)	1,199	925	390	2,042
Deferred tax assets at 31 December 2025	2,020	2,679	3	1,424	1,201	672	7,999
Deferred tax liabilities at 31 December 2025	(4,277)	–	(974)	(33)	(178)	(218)	(5,680)
Net deferred tax balance at 31 December 2025	(2,257)	2,679	(971)	1,391	1,023	454	2,319

Analysed in the Consolidated Statement of Financial Position, after offset of balances within countries, as follows:

	2025	2024
	$m	$m
Deferred tax assets	5,819	5,347
Deferred tax liabilities	(3,500)	(3,305)
Net deferred tax balance	2,319	2,042

Unrecognised deferred tax assets

Deferred tax assets (DTA) of $1,738m (2024: $1,523m) have not been recognised in respect of deductible temporary differences because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

	2025	2025	2024	2024
	Temporary	Unrecognised	Temporary	Unrecognised
	differences	DTA	differences	DTA
	$m	$m	$m	$m
Temporary differences expiring:
Within 10 years	409	81	161	37
More than 10 years	152	32	217	46
Indefinite	4,460	885	3,883	816
	5,021	998	4,261	899
Tax credits and State tax losses expiring:
Within 10 years		137		162
More than 10 years		386		373
Indefinite		217		89
		740		624
Total		1,738		1,523

To the extent that dividends remitted from overseas subsidiaries, joint ventures and associates are expected to result in additional taxes, appropriate amounts have been provided for. Unremitted earnings or differences in the carrying value and tax basis of investments may be liable to additional taxes if distributed as dividends or on a liquidation event. Deferred tax is provided for such differences in relation to Group entities where management is intending to remit earnings in the foreseeable future. The aggregate amount of gross temporary differences associated with investments in subsidiaries, partnerships and branches for which deferred tax liabilities have not been recognised totalled approximately $8,460m at 31 December 2025, $3,657m of which has a corresponding deductible temporary difference of the same gross value which is not recognised as it is not probable of reversing in the foreseeable future but on which different tax rates apply.

6 Earnings per $0.25 Ordinary Share

	2025	2024	2023
Profit for the year attributable to equity holders ($m)	10,225	7,035	5,955
Basic earnings per Ordinary Share	$6.60	$4.54	$3.84
Diluted earnings per Ordinary Share	$6.54	$4.50	$3.81
Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,550	1,550	1,549
Dilutive impact of share incentive awards outstanding (millions)	12	13	13
Diluted weighted average number of Ordinary Shares in issue (millions)	1,562	1,563	1,562

The earnings figures used in the calculations above are post-tax. The weighted average number of Ordinary Shares in issue is calculated by taking the number of Ordinary Shares outstanding each day weighted by the number of days that those shares were outstanding.

7 Segment information

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

			Total Revenue
	2025	2024	2023
	$m	$m	$m
UK	4,359	4,740	3,368

Rest of Europe
France	1,408	1,283	1,152
Germany	2,890	2,524	2,099
Italy	1,078	949	813
Spain	1,136	994	847
Sweden	2,623	2,290	1,704
Others	4,320	3,663	3,110
	13,455	11,703	9,725
The Americas
Canada	954	937	967
US	23,970	21,806	18,121
Others	2,633	2,246	1,683
	27,557	24,989	20,771
Asia, Africa & Australasia
Australia	454	439	390
China	6,636	6,419	5,872
Japan	3,556	3,452	3,640
Others	2,722	2,331	2,045
	13,368	12,641	11,947
Total Revenue	58,739	54,073	45,811

Total Revenue outside of the UK totalled $54,380m for the year ended 31 December 2025 (2024: $49,333m; 2023: $42,443m).

		Operating profit			Profit/(loss) before tax
	2025	2024	2023	2025	2024	2023
	$m	$m	$m	$m	$m	$m
UK	7,066	2,680	665	6,152	1,349	(577)
Rest of Europe	5,233	5,924	4,885	5,468	6,057	4,999
The Americas	440	423	1,495	(213)	318	1,328
Asia, Africa & Australasia	1,004	976	1,148	995	967	1,149
Continuing operations	13,743	10,003	8,193	12,402	8,691	6,899

	Non-current assets		[1]		Total assets
	2025	2024		2025	2024
	$m	$m		$m	$m
UK	10,328	8,699		21,983	20,139
Rest of Europe	31,974	30,654		41,596	37,884
The Americas	29,714	28,730		42,201	38,544
Asia, Africa & Australasia	2,409	2,181		8,294	7,468
Continuing operations	74,425	70,264		114,074	104,035

		Assets acquired	[2]	Net operating assets		[3]
	2025	2024		2025	2024
	$m	$m		$m	$m
UK	1,759	582		7,936	7,173
Rest of Europe	2,814	2,225		33,217	30,852
The Americas	1,877	3,925		26,374	24,501
Asia, Africa & Australasia	557	1,394		2,764	2,602
Continuing operations	7,007	8,126		70,291	65,128

1	Non-current assets exclude Deferred tax assets, Income tax receivable, Derivative financial instruments, certain other financial assets and post-employment benefit assets.
2	Included in Assets acquired are those assets that are expected to be used during more than one period (Property, plant and equipment, Goodwill and Intangible assets) and include those acquired through business combinations (Note 27).
3	Net operating assets exclude short-term investments, cash, short-term borrowings, loans, Derivative financial instruments, Retirement benefit obligations and non-operating receivables and payables.

	Property, plant and equipment
	2025	2024
	$m	$m
UK	3,138	2,847
Ireland	1,645	1,323
Sweden	2,282	1,692
US	3,558	2,856
Rest of the world	2,339	1,534
Continuing operations	12,962	10,252

Geographic markets

The table below shows Product Sales in each geographic market in which customers are located.

	2025	2024	2023
	$m	$m	$m
UK	1,111	1,314	978
Rest of Europe	12,412	10,686	8,201
The Americas	27,273	25,081	20,855
Asia, Africa & Australasia	14,777	13,857	13,755
Continuing operations	55,573	50,938	43,789

Product Sales are recognised when control of the goods has been transferred to a third party. A significant proportion of this is upon delivery of the products to wholesalers. Two wholesalers (2024: one; 2023: one) individually represented greater than 10% of Product Sales. The value of Product Sales to the two wholesalers was $8,218m (2024: $7,567m; 2023: $6,513m) and $5,957m (2024: $4,468m; 2023: $3,795m), respectively.

8 Property, plant and equipment

			Assets in	Total Property,
	Land and	Plant and	course of	plant and
	buildings	equipment	construction	equipment
	$m	$m	$m	$m
Cost
At 1 January 2024	6,469	8,704	2,045	17,218
Additions through business combinations (Note 27)	1	15	2	18
Capital expenditure	27	63	1,905	1,995
Transfer of assets into use	312	729	(1,041)	–
Disposals and other movements	(44)	(271)	(40)	(355)
Exchange adjustments	(185)	(386)	(82)	(653)
At 31 December 2024	6,580	8,854	2,789	18,223
Additions through business combinations (Note 27)	3	2	–	5
Capital expenditure	25	91	2,811	2,927
Transfer of assets into use	278	779	(1,057)	–
Disposals and other movements	(35)	(172)	1	(206)
Exchange adjustments	389	766	196	1,351
At 31 December 2025	7,240	10,320	4,740	22,300
Depreciation and impairment
At 1 January 2024	2,765	5,051	–	7,816
Depreciation charge for the year	231	568	–	799
Impairment charge	–	(7)	49	42
Disposals and other movements	(39)	(252)	(49)	(340)
Exchange adjustments	(101)	(245)	–	(346)
At 31 December 2024	2,856	5,115	–	7,971
Depreciation charge for the year	249	630	–	879
Impairment charge	4	8	1	13
Disposals and other movements	(32)	(148)	(1)	(181)
Exchange adjustments	188	468	–	656
At 31 December 2025	3,265	6,073	–	9,338
Net book value
At 31 December 2024	3,724	3,739	2,789	10,252
At 31 December 2025	3,975	4,247	4,740	12,962

	2025	2024
	$m	$m
The net book value of land and buildings comprised:
Freeholds	3,564	3,329
Leaseholds	411	395

9 Leases

Right-of-use assets

				Total
	Land and	Motor		Right-of-use
	buildings	vehicles	Other	assets
	$m	$m	$m	$m
Cost
At 1 January 2024	1,352	495	36	1,883
Additions through business combinations (Note 27)	20	–	–	20
Additions – separately acquired	332	342	18	692
Disposals and other movements	(73)	(140)	(5)	(218)
Exchange adjustments	(43)	(33)	(2)	(78)
At 31 December 2024	1,588	664	47	2,299
Additions through business combinations (Note 27)	1	–	–	1
Additions – separately acquired	362	215	10	587
Disposals and other movements	29	(91)	–	(62)
Exchange adjustments	68	48	4	120
At 31 December 2025	2,048	836	61	2,945
Depreciation and impairment
At 1 January 2024	549	215	19	783
Depreciation charge for the year	183	151	9	343
Impairment charge	7	–	–	7
Disposals and other movements	(71)	(115)	(6)	(192)
Exchange adjustments	(22)	(14)	(1)	(37)
At 31 December 2024	646	237	21	904
Depreciation charge for the year	205	188	11	404
Disposals and other movements	(65)	(93)	2	(156)
Exchange adjustments	29	21	2	52
At 31 December 2025	815	353	36	1,204
Net book value
At 31 December 2024	942	427	26	1,395
At 31 December 2025	1,233	483	25	1,741

Lease liabilities

	2025	2024
	$m	$m
The present value of lease liabilities is as follows:
Within one year	(382)	(339)
Later than one year and not later than five years	(991)	(825)
Later than five years	(430)	(288)
Total lease liabilities	(1,803)	(1,452)

The interest expense on lease liabilities included within Finance expense was $80m (2024: $61m; 2023: $33m).

The total cash outflow for leases in 2025 was $452m (2024: $377m; 2023: $301m).

The Group has entered into lease contracts that have not yet commenced. The nominal value of estimated future lease payments under these lease contracts approximates $1,702m as of 31 December 2025. Of this value, $1,348m relates to a property lease in the US which is expected to commence in 2026 with a lease term of 15 years.

10 Goodwill

	2025	2024
	$m	$m
Cost
At 1 January	21,335	20,361
Additions through business combinations (Note 27)	–	1,083
Exchange and other adjustments	223	(109)
At 31 December	21,558	21,335
Amortisation and impairment losses
At 1 January	310	313
Exchange and other adjustments	6	(3)
At 31 December	316	310
Net book value
At 31 December	21,242	21,025

Goodwill is tested for impairment at the operating segment level, this being the level at which goodwill is monitored for internal management purposes. As detailed in Note 7, the Group does not have multiple operating segments and is engaged in a single business activity of pharmaceuticals.

Recoverable amount is determined on a fair value less costs to sell basis using the market value of the Company’s outstanding Ordinary Shares. Our market capitalisation is compared to the book value of the Group’s net assets and this indicates a significant surplus at 31 December 2025 (and 31 December 2024). No goodwill impairment was identified.

11 Intangible assets

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Cost
At 1 January 2024	69,207	2,707	1,575	73,489
Additions through business combinations (Note 27)	2,308	56	–	2,364
Additions – separately acquired	2,226	150	290	2,666
Disposals	(294)	–	(285)	(579)
Exchange and other adjustments	(964)	(13)	(50)	(1,027)
At 31 December 2024	72,483	2,900	1,530	76,913
Additions through business combinations (Note 27)	50	–	–	50
Additions – separately acquired	3,392	170	463	4,025
Disposals	(312)	(128)	(8)	(448)
Exchange and other adjustments	2,151	131	118	2,400
At 31 December 2025	77,764	3,073	2,103	82,940
Amortisation and impairment losses
At 1 January 2024	32,266	2,061	1,073	35,400
Amortisation for year	3,761	78	84	3,923
Impairment charges	1,577	3	2	1,582
Impairment reversals	(8)	–	–	(8)
Disposals	(286)	–	(283)	(569)
Exchange and other adjustments	(561)	(13)	(18)	(592)
At 31 December 2024	36,749	2,129	858	39,736
Amortisation for year	3,928	181	98	4,207
Impairment charges	218	12	–	230
Disposals	(312)	(128)	(8)	(448)
Exchange and other adjustments	1,247	61	61	1,369
At 31 December 2025	41,830	2,255	1,009	45,094
Net book value
At 31 December 2024	35,734	771	672	37,177
At 31 December 2025	35,934	818	1,094	37,846

Other intangibles consist mainly of research and device technologies and the Alexion brand name. Included within Software development costs are assets currently in development that will commence amortisation when ready for use.

Included within Additions − separately acquired are amounts accrued in Other payables of $1,624m (2024: $365m), relating to deferred payments and other non-cash consideration for the acquisition of Product, marketing and distribution rights, which are not reflected in the current year Consolidated Statement of Cash Flows. Disposals include amounts related to fully amortised or impaired assets that are no longer in use by the Group.

Amortisation charges are recognised in the Consolidated Statement of Comprehensive Income as follows:

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Year ended 31 December 2023
Cost of sales	32	–	–	32
Research and development expense	–	28	–	28
Selling, general and administrative expense	3,739	47	80	3,866
Total	3,771	75	80	3,926
Year ended 31 December 2024
Cost of sales	32	1	–	33
Research and development expense	3	22	–	25
Selling, general and administrative expense	3,726	55	84	3,865
Total	3,761	78	84	3,923
Year ended 31 December 2025
Cost of sales	32	–	54	86
Research and development expense	–	26	21	47
Selling, general and administrative expense	3,896	155	22	4,073
Other operating income and expense	–	–	1	1
Total	3,928	181	98	4,207

Net impairment charges are recognised in the Consolidated Statement of Comprehensive Income as follows:

	Product,		Software
	marketing and	Other	development
	distribution rights	intangibles	costs	Total
	$m	$m	$m	$m
Year ended 31 December 2023
Research and development expense	417	–	–	417
Selling, general and administrative expense	17	–	–	17
Total	434	–	–	434
Year ended 31 December 2024
Research and development expense	1,065	–	–	1,065
Selling, general and administrative expense	504	3	2	509
Total	1,569	3	2	1,574
Year ended 31 December 2025
Research and development expense	210	–	–	210
Selling, general and administrative expense	8	12	–	20
Total	218	12	–	230

Impairment charges and reversals

We perform a rigorous impairment trigger assessment for all our intangible assets. Intangible assets under development and not available for use are tested annually for impairment and other intangible assets are tested when there is an indication of impairment loss or reversal. Where testing is required, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss or reversal. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which it belongs. The Group considers that as the intangible assets are linked to individual products and that product cash flows are considered to be largely independent of other product cash flows, the CGU for intangibles is predominantly at the product level. Group-level budgets and forecasts include forecast capital investment and operational impacts related to sustainability projects, as well as inflationary impacts, and form the basis for the value in use models used for impairment testing.

An asset’s recoverable amount is determined as the higher of an asset’s or CGU’s fair value less costs to sell or value in use, in both cases using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining period of expected economic benefit. Where the value in use approach is used, the post-tax risk-adjusted cash flows are discounted using AstraZeneca’s post-tax weighted average cost of capital (7.5% for 2025 and 7.5% for 2024) which is a nominal rate. There is no material difference in the approach taken to using pre-tax cash flows and a pre-tax rate compared to post-tax cash flows and a post-tax rate, as required by IAS 36 ‘Impairment of Assets’. Where fair value less costs to sell is used to determine recoverable value, the discount rate is assessed with reference to a market participant, this is not usually materially different to the AstraZeneca post-tax weighted average cost of capital of 7.5%. Intangible assets have been tested for impairment under the value in use basis at risk-adjusted post-tax discount rates ranging between 7.5% to 9.5%.

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

In 2025, the Group recorded impairment charges of $8m in respect of launched products. Impairment charges recorded against products in development totalled $210m.

In 2024, the Group recorded impairment charges of $504m in respect of launched products. Following a strategic review of our portfolio priorities, a business decision was made to cease promotional activity for Andexxa resulting in impairment charges of $504m recorded against the Andexxa intangible asset under a value in use model applying a discount rate of 7.5% (revised carrying amount: $nil). Impairment charges recorded against products in development totalled $1,073m. This included full impairments of vemircopan (ALXN2050, $753m, acquired as part of the Alexion business combination in 2021), following outcome of research activities, and FPI-2059 ($165m, acquired as part of the Fusion Pharmaceuticals, Inc. (Fusion) business combination in 2024) due to portfolio prioritisation decisions. The remaining impairments of $155m relate to impairments of various products in development, due to either management’s decision to discontinue development as part of Group-wide portfolio prioritisation decisions, or due to the outcome of research activities.

In 2023, the Group recorded impairment charges of $17m in respect of launched products. Impairment charges recorded against products in development totalled $417m, including $244m related to ALXN1840 which was fully impaired following the decision to discontinue development.

The Group has performed an assessment on assets which have had impairments recorded in previous periods to determine if any reversals of impairments were required. No impairment reversals were recorded in 2025. Impairment reversals of $8m were recorded in 2024 against products in development. No impairment reversals were recorded in 2023.

When launched products are partially impaired, the carrying values of these assets in future periods are particularly sensitive to changes in forecast assumptions, including those assumptions set out above, as the asset is impaired down to its recoverable amount.

Significant assets

	Carrying	Remaining
	value	amortisation
	$m	period
C5 franchise (Soliris/Ultomiris) intangible assets arising from the acquisition of Alexion	10,981	2 to 10 years
Intangible assets arising from the acquisition of Acerta Pharma	3,371	7 years
Enhertu intangible assets acquired from Daiichi Sankyo, Inc.	3,331	8 years
Strensiq, Kanuma intangible assets arising from the acquisition of Alexion	2,846	7 to 13 years
Intangible asset products in development arising from the acquisition of Alexion[1]	1,944	Not amortised
Intangible assets arising from the acquisition of ZS Pharma, Inc.	1,460	6 years
Baxdrostat intangible asset acquired from CinCor Pharma, Inc.[1]	1,291	Not amortised
Intangible asset products in development arising from the acquisition of Fusion[1]	1,182	Not amortised
Datroway intangible assets acquired from Daiichi Sankyo, Inc.	1,020	13 years
Intangible asset products in development arising from the acquisition of Gracell Biotechnologies, Inc.[1]	975	Not amortised
Intangible asset products in development arising from the acquisition of Amolyt Pharma SAS[1]	861	Not amortised
Koselugo intangible asset acquired from Merck & Co., Inc.	835	6 years
Intangible asset products in development arising from the acquisition of Icosavax, Inc.[1]	639	Not amortised
Airsupra intangible asset acquired from Bond Avillion 2 Development LP	526	9 years
ENaBL platform asset arising from the acquisition of EsoBiotec SA1	441	Not amortised

1	Assets in development are not amortised but are tested annually for impairment.

In 2025, the Koselugo intangible asset was recognised on acquisition of the remaining 50% of global rights from Merck & Co., Inc. (MSD) following the amendment of an existing global development and commercialisation arrangement.

The Engineered NanoBody Lentiviral (ENaBL) platform intangible asset recognised on acquisition of EsoBiotec SA in 2025 was assessed under the optional concentration test in IFRS 3 ‘Business Combinations’ and was determined to be an asset acquisition, as substantially all of the value of the gross assets acquired was concentrated in this single asset.

In 2024, the intangible assets recognised on acquisition of Amolyt Pharma SAS and Icosavax, Inc. were separately assessed under the optional concentration test in IFRS 3 and were individually determined to be asset acquisitions, as substantially all of the value of the gross assets acquired in each transaction was concentrated in these single assets.

12 Investments in associates and joint ventures

	2025	2024
	$m	$m
At 1 January	268	147
Additions	14	158
Share of after tax losses	(7)	(28)
Exchange and other adjustments	27	(9)
At 31 December	302	268

On 22 May 2024, AstraZeneca entered into an agreement with Fuse Biosciences (Cayman) Limited to acquire equity. Under the terms of the agreement, AstraZeneca contributed $11m in initial funds, holds 25% board representation, and holds an 18.75% interest in the associate entity.

On 1 November 2023, AstraZeneca entered into an agreement with Cellectis S.A., a clinical-stage biotechnology company, to accelerate the development of next generation therapeutics in areas of high unmet medical need, including oncology, immunology and rare diseases. Under the terms of the agreement, AstraZeneca contributed $80m in funds for a 22% interest in the associate entity. On 22 May 2024, a further contribution of $140m was made for a further 22% interest. AstraZeneca holds a 44% interest in the associate entity.

On 1 December 2020, AstraZeneca and China International Capital Corporation (CICC) entered into an agreement to set up a Global Healthcare Industrial Fund to drive healthcare system innovation by leveraging local capital and accelerating China-related innovation incubation. The agreement resulted in the formation of a new entity, Wuxi AstraZeneca-CICC Venture Capital Partnership (Limited Partnership). AstraZeneca holds a 22% interest in the associate entity and has contributed $74m in cumulative funds to date.

On 23 September 2021, AstraZeneca entered into an agreement with VaxEquity Limited (VaxEquity) to collaborate and develop self-amplifying RNA technology with the aim of generating treatments for target diseases. AstraZeneca contributed $14m in initial funds and holds a 40% interest in the associate entity. On 21 April 2025, VaxEquity was dissolved.

All investments are accounted for using the equity method. At 31 December 2025, unrecognised losses in associates and joint ventures totalled $209m (2024: $177m) which have not been recognised due to the investment carrying value reaching $nil value.

Aggregated summarised financial information for the associate and joint venture entities is set out below:

	2025	2024
	$m	$m
Non-current assets	690	577
Current assets	756	508
Total liabilities	(553)	(516)
Net assets	893	569
Amount attributable to AstraZeneca	122	131
Goodwill	161	152
Exchange adjustments	19	(15)
Carrying value of investments in associates and joint ventures	302	268

Joint contractual arrangements were entered into between AstraZeneca and Daiichi Sankyo, Inc. (Daiichi Sankyo); in March 2019 for the co-development and co-commercialisation of Enhertu and in July 2020 for the co-development and co-commercialisation of Datroway. Each party shares global pre-tax net income from the collaboration on a 50:50 basis (with the exception of Japan where Daiichi Sankyo maintains exclusive rights and AstraZeneca receives a royalty). The joint operation is not structured through a separate legal entity, and it operates from AstraZeneca and Daiichi Sankyo’s respective principal places of business.

13 Other investments

	2025	2024
	$m	$m
Non-current investments
Equity securities at fair value through Other comprehensive income	2,212	1,632
Equity securities at fair value through profit and loss	11	–
Total	2,223	1,632
Current investments
Fixed income securities at fair value through profit or loss	8	37
Cash collateral pledged to counterparties	22	129
Total	30	166

Other investments held at FVOCI include equity securities which are not held for trading and which the Group has irrevocably elected at initial recognition to recognise in this category. Other investments held at FVPL comprise a mixture of equity securities and fixed income securities that the Group holds to sell.

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

Fair value hierarchy

The table below analyses equity securities and bonds, contained within Other investments and carried at fair value, by valuation method. The different levels have been defined as follows:

>	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
>	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
>	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	2025	2025	2024	2024
	FVPL	FVOCI	FVPL	FVOCI
	$m	$m	$m	$m
Level 1	8	1,765	37	1,279
Level 2	–	–	–	–
Level 3	11	447	–	353
Total	19	2,212	37	1,632

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

Equity securities that are analysed at Level 3 include investments in private biotech companies. In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusting as necessary for impairments and revaluations on new funding rounds, which approximates to fair value. Movements in Level 3 investments are detailed below:

	2025	2025	2024	2024
	FVPL	FVOCI	FVPL	FVOCI
	$m	$m	$m	$m
At 1 January	–	353	–	313
Additions	11	124	–	56
Revaluations	–	(50)	–	(9)
Impairments and exchange adjustments	–	20	–	(7)
At 31 December	11	447	–	353

14 Derivative financial instruments

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Cross-currency swaps designated in a net investment hedge	148	–	–	–	148
Cross-currency swaps designated in a cash flow hedge	34	–	–	(71)	(37)
Cross-currency swaps designated in a fair value hedge	–	–	–	(44)	(44)
Forward foreign exchange designated in a cash flow hedge[1]	–	5	(1)	–	4
Other derivatives	–	49	(49)	–	–
31 December 2024	182	54	(50)	(115)	71

	Non-current	Current	Current	Non-current
	assets	assets	liabilities	liabilities	Total
	$m	$m	$m	$m	$m
Cross-currency swaps designated in a net investment hedge	171	2	–	–	173
Cross-currency swaps designated in a cash flow hedge	203	–	–	–	203
Cross-currency swaps designated in a fair value hedge	124	–	–	–	124
Forward foreign exchange designated in a cash flow hedge[1]	–	8	(2)	–	6
Other derivatives	–	80	(79)	–	1
31 December 2025	498	90	(81)	–	507

1	Forward foreign exchange (FX) designated in a cash flow hedge relates to contracts hedging anticipated CNY, EUR, GBP, JPY and SEK transactions occurring in the quarter immediately after the balance sheet date.

All derivatives at 31 December 2025 are held at fair value and fall within Level 2 of the fair value hierarchy as defined in Note 13. During 2024 the Group held an equity warrant classed as Level 3 in the fair value hierarchy, this warrant expired on 31 December 2024. No derivatives have been reclassified within the hierarchy during the year.

The fair value of interest rate swaps and cross-currency swaps is estimated using appropriate zero coupon curve valuation techniques to discount future contractual cash flows based on rates at the current year end.

The fair value of forward foreign exchange contracts and currency options are estimated by discounted cash flow models using appropriate yield curves based on market forward foreign exchange rates at the year end. The majority of forward foreign exchange contracts for existing transactions had maturities of less than one month from year end.

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows:

			2025			2024
Derivatives	0.7%	to	3.7%	0.6%	to	4.1%

15 Non-current other receivables

	2025	2024
	$m	$m
Prepayments	559	356
Accrued income	75	60
Retirement benefit scheme surpluses (Note 22)	106	99
Other receivables	587	415
Non-current other receivables	1,327	930

16 Inventories

	2025	2024
	$m	$m
Raw materials and consumables	1,857	1,489
Inventories in process	2,777	2,282
Finished goods and goods for resale	1,923	1,517
Inventories	6,557	5,288

The Group recognised $7,600m (2024: $7,001m; 2023: $6,038m) of inventories as an expense within Cost of sales during the year.

Net inventory write-downs in the year amounted to $314m (2024: $664m; 2023: $574m), principally arising from the reassessment of usage or demand expectations prior to inventory expiration. The decreased charge in the year is due to partial reversals of $407m Andexxa provisions previously recognised in 2024 following the decision to cease promotional activities.

17 Current trade and other receivables

	2025	2024
	$m	$m
Trade receivables	10,289	8,335
Less: Expected credit loss provision (Note 28)	(52)	(33)
	10,237	8,302
Other receivables	2,017	1,579
Prepayments	2,034	1,737
Government grants receivable	45	25
Accrued income	844	1,329
Trade and other receivables	15,177	12,972

Trade receivables include $2,681m (2024: $667m) measured at FVOCI classified ‘hold to collect and sell’ as they are due from customers that the Group has the option to factor, or relate to bank acceptance drafts received in settlement of trade receivables per common practice in China.

All other financial assets included within Current trade and other receivables are held at amortised cost with carrying value being a reasonable approximation of fair value.

18 Cash and cash equivalents

	2025	2024	2023
	$m	$m	$m
Cash at bank and in hand	1,332	1,215	1,325
Short-term deposits	4,379	4,273	4,515
Cash and cash equivalents	5,711	5,488	5,840
Unsecured bank overdrafts	(13)	(59)	(203)
Cash and cash equivalents in the Consolidated Statement of Cash Flows	5,698	5,429	5,637

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

Non-cash and other movements, within operating activities in the Consolidated Statement of Cash Flows, includes:

	2025	2024	2023
	$m	$m	$m
Share-based payments charge for the period (Note 29)	719	660	579
Settlement of share plan awards	(353)	(618)	(650)
Pension contributions	(186)	(166)	(188)
Pension charges recorded in Operating profit	65	86	55
Long-term provision charges recorded in Operating profit	203	106	460
Loss/(gain) on disposal of Property, plant and equipment	13	4	(41)
Update to the contractual relationships for Beyfortus	–	–	(729)
Foreign exchange and other[1]	201	(193)	128
Total operating activities non-cash and other movements	662	(121)	(386)

1	Foreign exchange and other includes, among other items, the foreign exchange of inter-company transactions, including dividends, across Group entities and the related impact from hedging those transactions.

19 Interest-bearing loans and borrowings

		Repayment	2025	2024
		dates	$m	$m
Current liabilities
Bank overdrafts		On demand	13	59
Other short-term borrowings excluding overdrafts			158	90
Collateral received from derivative counterparties			473	181
Lease liabilities			382	339
3.375% Callable bond	US dollars	2025	–	1,997
0.7% Callable bond	US dollars	2026	1,200	–
1.2% Callable bond	US dollars	2026	1,250	–
Other loans		Within one year	10	10
Total			3,486	2,676
Non-current liabilities
Lease liabilities			1,421	1,113
0.7% Callable bond	US dollars	2026	–	1,198
1.2% Callable bond	US dollars	2026	–	1,249
4.8% Callable bond	US dollars	2027	1,248	1,247
3.625% Callable bond	euros	2027	880	780
3.125% Callable bond	US dollars	2027	749	748
4.875% Callable bond	US dollars	2028	1,097	1,096
1.25% Callable bond	euros	2028	936	829
1.75% Callable bond	US dollars	2028	1,248	1,247
4% Callable bond	US dollars	2029	997	996
4.85% Callable bond	US dollars	2029	1,247	1,246
0.375% Callable bond	euros	2029	936	829
4.9% Callable bond	US dollars	2030	647	646
3.121% Callable bond	euros	2030	764	682
1.375% Callable bond	US dollars	2030	1,295	1,295
4.9% Callable bond	US dollars	2031	995	994
2.25% Callable bond	US dollars	2031	748	747
5.75% Non-callable bond	pounds sterling	2031	469	438
3.75% Callable bond	euros	2032	878	778
4.875% Callable bond	US dollars	2033	497	497
3.278% Callable bond	euros	2033	870	786
5% Callable bond	US dollars	2034	1,490	1,489
6.45% Callable bond	US dollars	2037	2,728	2,727
4% Callable bond	US dollars	2042	989	989
4.375% Callable bond	US dollars	2045	982	982
4.375% Callable bond	US dollars	2048	738	738
2.125% Callable bond	US dollars	2050	488	487
3% Callable bond	US dollars	2051	736	735
Other loans	US dollars		63	31
Total			26,136	27,619
Total interest-bearing loans and borrowings[1]			29,622	30,295

1	All loans and borrowings above are unsecured.

	Total	Total	Total
	loans and	loans and	loans and
	borrowings	borrowings	borrowings
	2025	2024	2023
	$m	$m	$m
At 1 January	30,295	28,622	29,232
Changes from financing cash flows
Issue of loans and borrowings	15	6,492	3,816
Repayment of loans and borrowings	(2,029)	(4,652)	(4,942)
Movement in short-term borrowings	364	(31)	161
Repayment of obligations under leases	(372)	(316)	(268)
Total changes in cash flows arising on financing activities from borrowings	(2,022)	1,493	(1,233)
Movement in overdrafts	(47)	(144)	20
New lease liabilities	566	710	444
Additions through business combinations	–	12	–
Exchange	692	(361)	187
Other movements	138	(37)	(28)
At 31 December	29,622	30,295	28,622

Included in prior year cash flows is $833m in 2024 and $867m in 2023 relating to the Acerta Pharma share purchase. This liability was fully extinguished in 2024.

Set out below is a comparison by category of carrying values and fair values of all the Group’s interest-bearing loans and borrowings:

	Instruments		Instruments		Instruments			Total
	designated in net		designated in		designated in		Amortised	carrying	Fair
	investment hedge	[1]	cash flow hedge	[2]	fair value hedge	[3]	cost	value	value
	$m		$m		$m		$m	$m	$m
2024
Overdrafts	–		–		–		59	59	59
Lease liabilities due within one year	–		–		–		339	339	339
Lease liabilities due after more than one year	–		–		–		1,113	1,113	1,113
Loans and borrowings due within one year	–		–		–		2,278	2,278	2,263
Loans and borrowings due after more than one year	1,267		2,387		1,468		21,384	26,506	25,405
Total at 31 December 2024	1,267		2,387		1,468		25,173	30,295	29,179
2025
Overdrafts	–		–		–		13	13	13
Lease liabilities due within one year	–		–		–		382	382	382
Lease liabilities due after more than one year	–		–		–		1,421	1,421	1,421
Loans and borrowings due within one year	–		–		–		3,091	3,091	3,068
Loans and borrowings due after more than one year	1,405		2,694		1,634		18,982	24,715	24,337
Total at 31 December 2025	1,405		2,694		1,634		23,889	29,622	29,221

1	Instruments designated in a net investment hedge are our euro 800m 0.375% 2029 Callable bond and our pounds sterling 350m 5.75% 2031 Non-callable bond. The 2024 value of $1,267m was previously presented within the Amortised cost column; from 2025 the presentation has been revised to present this within the Instruments designated in net investment hedge column.
2	Instruments designated in cash flow hedges are our euro 750m 3.625% 2027 Callable bond, our euro 800m 1.25% 2028 Callable bond, and our euro 750m 3.75% 2032 Callable bond.
3	Instruments designated in fair value hedges are our euro 650m 3.121% 2030 Callable bond, and our euro 750m 3.278% 2033 Callable bond.

The fair value of fixed-rate publicly traded debt is based on year end quoted market prices; the fair value of floating rate debt is nominal value, as mark-to-market differences would be minimal given the frequency of resets. The carrying value of loans designated at FVPL is the fair value; this falls within the Level 1 valuation method as defined in Note 13. For loans designated in a fair value hedge relationship, carrying value is initially measured at fair value and remeasured for fair value changes in respect of the hedged risk at each reporting date. All other loans are held at amortised cost. Fair values, as disclosed in the table above, are all determined using the Level 1 valuation method as defined in Note 13, with the exception of overdrafts and lease liabilities, where fair value approximates to carrying values.

The adjustment to the carrying value of bonds designated in a fair value hedge relationship in the year was a decrease in the liability of $21m, and the cumulative adjustment was a decrease in the liability of $5m. A gain of $4m was made during the year on the fair value of bonds designated in a fair value hedge. Under IFRS 9 'Financial Instruments', the Group records the component of fair value changes relating to the component of own credit risk through Other comprehensive income. Changes in credit risk had no material effect on any other financial assets and liabilities recognised at fair value in the Group Financial Statements. The change in fair value attributable to changes in credit risk is calculated as the change in fair value not attributable to market risk.

The interest rates used to discount future cash flows for fair value adjustments, where applicable, are based on market swap curves at the reporting date, and were as follows:

			2025			2024
Loans and borrowings	1.9%	to	2.6%	2.0%	to	2.9%

20 Trade and other payables

	2025	2024
	$m	$m
Current liabilities
Trade payables	3,820	3,640
Value-added and payroll taxes and social security	580	401
Rebates, chargebacks, returns and other revenue accruals	9,681	7,805
Clinical trial accruals	1,780	1,419
Other accruals	7,258	6,463
Collaboration Revenue contract liabilities	–	7
Vaccine contract liabilities	142	119
Deferred government grant income	2	–
Contingent consideration	346	1,170
Other payables	1,671	1,441
Total	25,280	22,465
Non-current liabilities
Accruals	85	65
Deferred government grant income	55	–
Contingent consideration	204	581
Other payables	2,035	1,124
Total	2,379	1,770

Included within Rebates, chargebacks, returns and other revenue accruals are contract liabilities of $63m (2024: $114m). The revenue recognised in the year from opening contract liabilities is $107m, comprising $100m relating to other revenue accruals and $7m Collaboration Revenue contract liabilities. The major markets with Rebates, chargebacks, returns and other revenue accruals are the US where the liability at 31 December 2025 amounted to $5,941m (2024: $4,978m), of which Rare Disease comprises $336m (2024: $240m), and China where the liability at 31 December 2025 amounted to $619m (2024: $532m).

Trade payables includes $100m (2024: $105m) due to suppliers that have signed up to a supply chain financing programme, under which the suppliers can elect on an invoice-by-invoice basis to receive a discounted early payment from the relationship bank rather than being paid in line with the agreed payment terms. If the option is taken, the Group’s liability is assigned by the supplier to be due to the relationship bank rather than the supplier. The value of the liability payable by the Group remains unchanged. The Group assesses the arrangement against indicators to assess if debts which vendors have sold to the funder under the supplier financing scheme continue to meet the definition of trade payables or should be classified as borrowings. At 31 December 2025, the payables met the criteria of Trade payables. The supply chain financing programme operates in the US, UK, Sweden, China and Germany, and as at 31 December 2025, the programme had 310 suppliers enrolled across these countries.

Vaccine contract liabilities relate to amounts received from customers, primarily government bodies, in advance of supply of product.

Included within current Other payables are liabilities relating to future sales related payments to Daiichi Sankyo totalling $673m (2024: $377m) resulting from the collaboration agreement in relation to Enhertu entered into in March 2019. Additionally, included within non-current Other payables are liabilities relating to future sales related payments totalling $579m (2024: $456m) as a result of the Enhertu collaboration agreement, $499m (2024: $462m) owed to Bond Avillion 2 Development LP as a result of the Airsupra collaboration agreement entered into in March 2018 and $201m (2024: $nil) owed to MSD as a result of the Koselugo collaboration agreement entered into in 2017 and amended in August 2025.

In November 2020, Calquence received marketing approval in the European Union, which removed all remaining conditionality in respect of the Acerta Pharma put and call options regarding the non-controlling interest; the option was exercised in April 2021. The payments were made in similar annual instalments in 2022 through to 2024, with the final payment of $833m made in 2024. Interest arising from amortising the liability was included within Finance expense (see Note 4). The associated cash flows were disclosed as financing activities within the Consolidated Statement of Cash Flows.

With the exception of Contingent consideration payables of $550m (2024: $1,751m) which are held at fair value within Level 3 of the fair value hierarchy as defined in Note 13, all other financial liabilities are held at amortised cost with carrying value being a reasonable approximation of fair value.

Contingent consideration

	2025	2024	2023
	$m	$m	$m
At 1 January	1,751	2,137	2,222
Additions through business combinations	–	198	60
Settlements	(1,164)	(1,008)	(826)
Revaluations	(97)	311	549
Discount unwind (Note 4)	60	113	132
At 31 December	550	1,751	2,137

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

Revaluations of Contingent consideration are recognised in Selling, general and administrative expense and include a decrease of $44m in 2025 (2024: increase of $260m; 2023: increase of $520m) based on revenue and royalty forecasts, relating to the acquisition of BMS’s share of the Global Diabetes Alliance. Discount unwind on the liability is included within Finance expense (see Note 4).

The discount rates used for the Contingent consideration balances range from 5% to 8%. The most significant Contingent consideration balance is the Global Diabetes Alliance which is discounted at 8% and is reviewed against comparable benchmarks on a regular basis.

Management has identified that reasonably possible changes in certain key assumptions, including the likelihood of achieving successful trial results, obtaining regulatory approval, the projected market share of the therapy area and expected pricing for launched products, may cause the calculated fair value of the above contingent consideration to vary materially in future years.

The contingent consideration balance relating to BMS’s share of Global Diabetes Alliance of $257m (2024: $1,309m; 2023: $1,945m) is due for final payment in 2026.

The maximum development and sales milestones payable under outstanding Contingent consideration arrangements arising on business combinations are as follows:

		Nature of	Maximum future milestones
Acquisitions	Year	contingent consideration	$m
Spirogen Sarl	2013	Milestones	171
Amplimmune, Inc.	2013	Milestones	150
Almirall, S.A.	2014	Milestones and royalties	345
Fusion Pharmaceuticals, Inc.	2024	Milestones	304
Gracell Biotechnologies, Inc.	2024	Milestones	149

The amount of royalties payable under the arrangements is inherently uncertain and difficult to predict, given the direct link to future sales and the range of outcomes. The maximum amount of royalties payable in each year is with reference to net sales.

21 Provisions

			Employee		Other
	Severance	Environmental	benefits	Legal	provisions	Total
	$m	$m	$m	$m	$m	$m
At 1 January 2024	176	112	168	1,016	683	2,155
Additions arising on business acquisitions	–	–	–	–	50	50
Charge for year	283	26	30	44	478	861
Cash paid	(101)	(33)	(7)	(189)	(146)	(476)
Reversals	(83)	–	(1)	(9)	(255)	(348)
Exchange and other movements	–	–	(24)	(3)	(25)	(52)
At 31 December 2024	275	105	166	859	785	2,190
Charge for year	190	27	40	252	189	698
Cash paid	(217)	(25)	(5)	(720)	(282)	(1,249)
Reversals	(64)	–	(7)	(18)	(68)	(157)
Exchange and other movements	13	–	(4)	3	110	122
At 31 December 2025	197	107	190	376	734	1,604

	2025	2024
	$m	$m
Due within one year	686	1,269
Due after more than one year	918	921
Total	1,604	2,190

Provisions are often subject to substantial uncertainties with regard to the timing and final amounts of any payments. These uncertainties can also cause a reversal in previously established provisions once final settlement is reached. Once established, these amounts remain in Provisions even after settlement is reached and uncertainty resolved, with no transfer to Trade and other payables prior to payment. This is to provide more transparent disclosure of subsequent movements in brought forward and carried forward balances. Settled legal claims included within Provisions are held at amortised cost with carrying value being a reasonable approximation of fair value.

Severance provisions arise predominantly in connection with global restructuring initiatives, including the Alexion PAAGR, which involve rationalisation of the global supply chain, the sales and marketing organisation, IT and business support infrastructure, and R&D.

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

Details of the Environmental provisions totalling $107m (2024: $105m) and ongoing matters are provided in Note 30.

A significant proportion of the total legal provision ($194m (2024: $626m) due within one year and $177m (2024: $210m) due after more than one year1) relates to matters settled, but not paid, in previous periods; further details are provided in Note 30.

The majority of Employee benefit provisions relate to Executive Deferred Compensation Plans, which include uncertainty over the ultimate timing and amount of payment to be made to the executives.

Other provisions comprise amounts relating to specific contractual or constructive obligations and disputes. Included within Other provisions are amounts associated with long-standing product liability settlements that arose prior to the merger of Astra and Zeneca, which given the nature of the provision, the amounts are expected to be settled over many years; the final settlement values and timings are uncertain. Also included in Other provisions is an amount of $166m (2024: $145m), in relation to third-party liability and other risks (including incurred but not yet reported claims); the claims are considered to be uncertain as to timing and amount. Charges to Other provisions in 2025 included $7m (2024: $184m) in relation to the PAAGR restructuring programme, which has a closing provision of $78m (2024: $80m), including $59m (2024: $58m) held in non-current provisions expected to be settled over time by 2028.

No provision has been released or applied for any purpose other than that for which it was established.

1	The expected profile of future payments of legal provisions due after one year is as follows: in one to two years $19m (2024: $167m); in two to three years $131m (2024: $9m); in three to four years $11m (2024: $12m); in four to five years $9m (2024: $9m); and in more than five years $7m (2024: $13m).

22 Post-retirement pension and other defined benefit schemes

Background

This section predominantly covers defined benefit (DB) arrangements such as post-retirement pension and medical plans which make up the vast bulk of these liabilities. However, it also incorporates other benefits which fall under IAS 19 ‘Employee Benefits’ rules and which require an actuarial valuation, including but not limited to: lump sum plans, long-service awards and defined contribution pension plans which have some DB characteristics (e.g. a minimum guaranteed level of benefit). In total, over 50 plans in 28 countries are covered.

The Group and most of its subsidiaries offer post-retirement pension plans which cover the majority of employees. The Group’s policy is to provide defined contribution (DC) orientated pension provision to its employees unless otherwise compelled by local regulation. As a result, many of these retirement plans are DC, where the Group contribution and resulting charge is fixed at a set level, or is a set percentage of employees’ pay. However, several plans, mainly in the UK and Sweden, are DB, where benefits are based on employees’ length of service and salary. The major DB plans are largely legacy arrangements as they have been closed to new entrants since 2000, apart from the collectively bargained Swedish plan (which is still open to employees born before 1979). During 2010, following consultation with its UK employees’ representatives, the Group introduced a freeze on pensionable pay at 30 June 2010 levels for DB members of the UK Pension Fund. The number of active members in the Fund continues to decline and is now 296 employees.

The Group’s DB plans are largely funded through ring-fenced, fiduciary-administered assets. The cash funding of the plans, which may from time to time involve payments from the Group, is designed, in consultation with independent qualified actuaries, to ensure that the assets are sufficient to meet future obligations as and when they fall due. The funding level is monitored by the Group and local fiduciaries, who may take into account various factors, including: the strength of the Group’s covenant, local regulation, cash flows, and the solvency and maturity of the pension plan.

Funding Framework

Eighty six per cent of the Group’s total DB obligations (or 53% of net obligations) at 31 December 2025 are in plans within the UK and Sweden.

The Group has developed a long-term funding framework for such plans which targets either full funding on a low-risk funding measure, or buyout with an external third party as the pension plans mature, with pragmatic long-term de-risking of investment strategy along the way. Unless local regulation dictates otherwise, this framework determines the cash contributions payable.

UK

The UK Pension Fund represents approximately 64% of the Group’s DB obligations at 31 December 2025. The funding framework is modified in light of the UK regulatory requirements (summarised below) and resulting discussions with the Trustee.

Role of Trustee and Regulation

The UK Pension Fund is governed and administered by a corporate Trustee. The Trustee Directors are comprised of representatives appointed by both the employer and Fund members and include an independent professional Trustee Director. The Trustee Directors are required by law to act in the interest of all relevant beneficiaries and are responsible, in particular, for investment strategy and the day-to-day administration of the benefits. They are also responsible for jointly agreeing, with the employer, the level of contributions required to ensure the funding objective is met.

The UK pensions industry is regulated by The Pensions Regulator whose statutory objectives and regulatory powers are described on its website, www.thepensionsregulator.gov.uk.

Guaranteed Minimum Pensions (GMP) equalisation of member benefits, as required by UK legislation, was completed for pensioner and dependent members in 2024 and, for non-pensioner members, a process is in place to equalise their benefits at their point of retirement. An estimate of the impact of these changes has already been recognised in 2018 and 2020, and actual experience is in line with the estimates previously recognised.

In June 2023, the UK High Court (Virgin Media Limited v NTL Pension Trustees II Limited) ruled that certain historical amendments for contracted-out DB pension plans were invalid if they were not accompanied by the correct actuarial confirmation. In July 2025, the UK Government confirmed that it will introduce legislation to give affected pension schemes the ability to retrospectively obtain written actuarial confirmation that historic benefit changes met the necessary standards. The Trustee has considered this matter with their legal adviser. The Trustee has not conducted any detailed investigations as they have no reason to believe that any such confirmations were not provided and so no impact is expected on the UK Pension Fund.

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

The last full actuarial valuation of the UK Pension Fund was carried out by a qualified actuary as at 31 March 2022 and finalised in May 2023, ahead of the statutory deadline. The funding assumptions used in this actuarial valuation were set out in the Group's 2023 annual report. The actuarial valuation at 31 March 2025 will be the first valuation under the Pensions Regulator’s new DB funding code of practice, and is currently in progress, with a likely timescale for completion during the second quarter of 2026. However, the value of the Fund’s obligations disclosed at 31 December 2025 incorporates data from this latest actuarial valuation including updated membership information and demographic assumptions.

Aspects of the triennial actuarial valuation are governed by a long-term funding agreement, effective since October 2016, which sets out a path to full funding on a low-risk measure. Under this agreement, if a deficit exists, the Group is required to provide security. This security takes the form of a charge in favour of the Trustee over all land and buildings on the Group’s Cambridge Biomedical Campus site. This charge was enacted in December 2023, and provides long-term security to the Trustee in respect of the Group’s future deficit recovery contributions. At the last assessment date (1 December 2023), the value of the charge was £317m ($427m at December 2025 exchange rates) and it is capped at £350m ($471m). The value of the charge will vary and is expected to reduce over time, before falling away. Under the terms of the charge, the Trustee can only exercise its right over the ownership of the site in a Group insolvency event.

In relation to deficit recovery contributions, in March 2025, the Group made a lump sum contribution of £39m ($49m). Further annual contributions of £39m are due before 31 March 2026 and each year up to 31 March 2028. Based on 31 December 2025 IAS 19 assumptions, it is expected that ongoing contributions (excluding past service deficit contributions) during the year ending 31 December 2026 for the UK will be approximately $17m.

GMP equalisation of member benefits has been completed for pensioner and dependent members and, for non-pensioner members, a process is in place to equalise their benefits at their point of retirement. The method of equalisation converts GMP to non-GMP pension to simplify the structure and administration of benefits.

A new, voluntary, Flexible Pension Option was introduced from 1 July 2025, allowing retiring members to reshape their pension benefit. A $33m past service credit was taken to the Consolidated Statement of Comprehensive Income in May 2025 reflecting expected take-up of this option.

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

Sweden

The Swedish plans account for 22% of the Group’s DB obligations. They are governed by Fiduciary Bodies with responsibility for the investment of the assets. These plans are funded in line with the Group’s long-term funding framework and local regulations.

The Swedish DB pension plans were actuarially valued at 31 December 2024, when plan obligations were estimated to amount to $1,508m and plan assets were $1,056m. The local Swedish GAAP funding position can influence contribution policy. Over 2025, for the largest pension plan, the Group did not request a reimbursement of benefit payments made throughout the year as the funding level was below 100% on the Swedish GAAP basis and so any such reimbursement is not permitted. These benefit payments over 2025, totalling approximately $60m, are therefore regarded as Group contributions.

Based on 31 December 2025 IAS 19 assumptions, it is expected that contributions during the year ending 31 December 2026 for Sweden will be approximately $64m.

Other defined benefit plans

The Group provides DB plans other than pensions which are reported under IAS 19. These include lump sum plans, long-service awards and defined contribution pension plans which have a guaranteed minimum benefit. However, the largest category of these ‘other’ non-pension plans are healthcare benefits.

The cost of post-retirement benefits other than pensions for the Group in 2025 was $1m (2024: $1m; 2023: $1m). Plan assets were $141m and plan obligations were $83m at 31 December 2025.

Financial assumptions

Qualified independent actuaries have updated the actuarial valuations under IAS 19 for the major DB plans operated by the Group to 31 December 2025. The assumptions used may not necessarily be borne out in practice, due to the inherent financial and demographic uncertainty associated with making long-term projections. These assumptions reflect the changes which have the most material impact on the results of the Group and were as follows:

			2024
	UK	Sweden	Rest of Group[1]
Inflation assumption	3.2%	1.8%	2.1%
Rate of increase in salaries	– [3]	3.3%	3.6%
Rate of increase in pensions in payment	3.0%	1.8%	2.1%
Discount rate – defined benefit obligation	5.5%	3.5%	3.5%
Discount rate – interest cost	5.4%	3.4%	3.5%
Discount rate – service cost	5.5%	3.5%	3.5%

			2025
	UK	Sweden	Rest of Group[1]
Inflation assumption	2.8%[2]	1.7%	2.0%
Rate of increase in salaries	– [3]	3.2%	3.5%
Rate of increase in pensions in payment	2.7%	1.7%	2.0%
Discount rate – defined benefit obligation[4]	5.5%	3.8%	4.3%
Discount rate – interest cost[5]	5.1%	3.6%	3.9%
Discount rate – service cost[5]	5.7%	3.9%	4.5%

1	Rest of Group reflects the assumptions in Germany as these have the most material impact on the Group.
2	The UK inflation assumption includes an allowance for some UK inflation experience over 2025.
3	Pensionable pay frozen at 30 June 2010 levels following UK fund changes.
4	Group defined benefit obligation as at 31 December 2025 calculated using discount rates based on market conditions as at 31 December 2025.
5	2025 interest costs and service costs calculated using discount rates based on market conditions as at 31 December 2024.

The weighted average duration of the post-retirement scheme obligations is approximately 10 years in the UK, 16 years in Sweden and 12 years for the Rest of the Group (including Germany).

Demographic assumptions

The mortality assumptions are based on country-specific mortality tables. These are compared to actual experience and adjusted where sufficient data are available. Additional allowance for future improvements in life expectancy is included for all major plans where there is credible data to support a continuing trend.

The table below illustrates life expectancy assumptions at age 65 for male and female members retiring in 2025 and male and female members expected to retire in 2045 (2024: 2024 and 2044 respectively).

	Life expectancy assumption for a male member retiring at age 65				Life expectancy assumption for a female member retiring at age 65
Country	2025	2045	2024	2044	2025	2045	2024	2044
UK	23.0	24.3	22.1	23.1	24.2	25.6	23.7	24.8
Sweden	22.8	24.3	21.8	24.1	24.4	25.3	23.9	26.3

In the UK, the Group updated the mortality tables used, reflecting analysis carried out as part of the latest actuarial valuation and adopted the CMI Core 2024 Mortality Projections Model with core fitting parameters (H=1.0, SK=7.0), an addition to initial rates of improvement of 0.5% p.a. and a 1.0% p.a. long-term improvement rate. Other demographic assumptions were updated based on analysis carried out as part of the 2025 actuarial valuation. The Group has assumed that 15% of members (2024: 15%) will transfer out of the DB section of the UK Pension Fund at an average age of 59 (2024: 57).

In Sweden, the Group continues to use the most recently published mortality tables, DUS23, for the year.

Risks associated with the Group’s defined benefit pension plans

The UK DB plan accounts for 64% of the Group’s DB obligations and exposes the Group to a number of risks, which the Group monitors and works with the Trustee to mitigate (noting it is the Trustee who has the remit and ultimate decision making powers). The most significant of which are:

Risk	Description	Mitigation
1 Asset pricing

The Defined Benefit Obligation (DBO) is calculated using a discount rate set with reference to AA-rated corporate bond yields; asset returns that differ from the discount rate will create an element of volatility in the solvency ratio. Approximately 45% of the UK Pension Fund is exposed to growth assets, including global investments, most of which are not sterling denominated. Although these growth assets are expected to outperform AA-rated corporate bonds in the long term, they can lead to volatility and mismatching risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given the UK Pension Fund’s long-term objectives and risk budget.

The Trustee invests in a suitably diversified range of asset classes with different return drivers and investment managers. Investment strategy will evolve to further improve the expected risk/return profile as opportunities arise and funding solvency improves.

The Trustee has hedged approximately 87% of unintended non-sterling, overseas currency risk within the UK Pension Fund assets.

2 Interest rate	A decrease in corporate bond yields will increase the present value placed on the DBO under IAS 19.

The interest rate hedge of the UK Pension Fund is predominantly implemented via holding gilts (and gilt repurchase agreements or ‘gilt repo’) of appropriate duration. This hedge protects to a large degree against falls in long-term interest rates and the UK Pension Fund is 100% hedged as a percentage of assets at the end of 2025 (versus target of 100%). Nonetheless, there remain differences in the bonds and instruments held by the UK Pension Fund to hedge interest rate risk on the statutory and long-term funding basis (gilts and ‘gilt repo’) and the bonds included in the yield curve to set the DBO discount rate on an IAS 19 basis (AA corporate bonds). As such, there remains mismatching risk on an IAS 19 basis should yields on gilts diverge compared to AA corporate bonds.

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

The UK Pension Fund holds RPI index-linked gilts and ‘gilt repo’. The inflation hedge of the UK Pension Fund protects to some degree against higher-than-expected inflation increases on the DBO and is approximately 96% hedged as a percentage of assets at the end of 2025 (versus a target of 100%).

4 Longevity	The majority of the UK Pension Fund’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

In 2013, the Trustee entered into a longevity swap to hedge against the risk of increasing life expectancy over the next circa 70 years. The swap currently covers approximately 7,500 of the UK Pension Fund’s pensioners, equivalent to $2.0bn of Pension Fund liability. A one-year increase in life expectancy would result in a $161m increase in Pension Fund obligations, which would be partially offset by a $81m increase in the value of the longevity swap and hence the pension fund assets.

5 Cash flow and liquidity

The UK Pension Fund is maturing and is cash flow negative. Assets are liquidated to meet benefit outgo and potentially from time to time, to supplement the collateral pool required to post margin for derivative holdings.

There is a risk of the Trustee requesting liquidity support from the Group to meet margin calls or expenditure, if the liquidity position of the UK Pension Fund is not effectively monitored and managed.

The Trustee invests in a diversified portfolio of highly liquid assets to manage sequencing risk and operates a collateral management policy, maintaining a minimum liquidity ‘buffer’. As at the end of 2025, the buffer is well above recommended regulatory guidelines and the minimum thresholds, and can be quickly supplemented in an orderly manner.

At 31 December 2025, 8% of assets are invested in a cash-flow driven investment portfolio, consisting of investment-grade corporate bonds. The purpose of this portfolio is to generate income to help meet the Fund’s benefit outgo. The portfolio is expected to grow over time as further de-risking occurs and when attractive pricing points present.

Other risks

There are a number of other risks of administering the UK Pension Fund which the Trustee manages with Group input. Some of the major risks include counterparty risks from using derivatives (mitigated by using a specialist investment manager to oversee a diversified range of counterparties of high standing and ensuring positions are collateralised daily). Furthermore, there are operational risks (such as paying out the wrong benefits) and regulatory risks (such as the UK Government introducing new legislation). These are mitigated so far as possible via the governance structure in place which oversees and administers the Pension Fund.

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

Assets and obligations of defined benefit plans

The assets and obligations of the DB schemes operated by the Group at 31 December 2025, as calculated in accordance with IAS 19, are shown below.

Scheme assets

									2024
		UK		Sweden		Rest of Group		Total
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Government bonds[1]	1,884	–	–	–	45	–	1,929	–	1,929
Corporate bonds[2]	352	–	–	–	6	–	358	–	358
Derivatives[3]	–	(355)	–	475	–	–	–	120	120
Investment funds: Listed Equities[4]	–	374	–	–	38	23	38	397	435
Investment funds: Absolute Return/Multi Strategy[4]	–	1,051	–	420	5	7	5	1,478	1,483
Investment funds: Corporate Bonds/Credit[4]	–	601	–	159	182	19	182	779	961
Cash and cash equivalents	32	336	–	2	2	2	34	340	374
Other	–	–	–	–	(6)	194	(6)	194	188
Total fair value of scheme assets[5]	2,268	2,007	–	1,056	272	245	2,540	3,308	5,848

									2025
		UK		Sweden		Rest of Group		Total
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Government bonds[1]	2,231	–	–	–	2	48	2,233	48	2,281
Corporate bonds[2]	387	–	–	–	4	1	391	1	392
Derivatives[3]	–	(316)	–	(38)	–	(1)	–	(355)	(355)
Investment funds: Listed Equities[4]	–	215	–	-	51	3	51	218	269
Investment funds: Absolute Return/Multi Strategy[4]	–	1,021	–	529	–	6	–	1,556	1,556
Investment funds: Corporate Bonds/Credit[4]	–	628	–	205	186	–	186	833	1,019
Cash and cash equivalents	–	431	–	626	7	7	7	1,064	1,071
Other	–	–	–	-	1	247	1	247	248
Total fair value of scheme assets[5]	2,618	1,979	–	1,322	251	311	2,869	3,612	6,481

1	Predominantly developed markets in nature.
2	Predominantly developed markets in nature and investment grade (AAA-BBB).
3	Includes interest rate swaps, inflation swaps, longevity swaps, equity total return swaps and other contracts. More detail is given in the section Risks associated with the Group’s defined benefit pension plans from page 164. Derivative fair values are determined by independent third parties.
4	Investment funds are pooled, commingled vehicles, whereby the pension plan owns units in the fund, alongside other investors. The pension plans invest in a number of investment funds, including Listed Equities (primarily developed markets with some emerging markets), Corporate Bonds/Credit (a range of investment-grade and non-investment-grade credit) and Absolute Return/Multi Strategy (actively managed multi-asset exposure both across and within traditional and alternative asset classes). The price of the funds is set by independent administrators/custodians employed by the investment managers and based on the value of the underlying assets held in the fund. Details of pricing methodology is set out within internal control reports provided for each fund. Prices are updated daily, weekly or monthly depending upon the frequency of the fund’s dealing.
5	None of the Group’s own assets were included in the scheme assets (2024: $nil).

Scheme obligations

				2024
	UK	Sweden	Rest of Group	Total
	$m	$m	$m	$m
Present value of scheme obligations in respect of:
Active membership	(200)	(543)	(481)	(1,224)
Deferred membership	(667)	(393)	(197)	(1,257)
Pensioners	(3,725)	(572)	(301)	(4,598)
Total value of scheme obligations	(4,592)	(1,508)	(979)	(7,079)

				2025
	UK	Sweden	Rest of Group	Total
	$m	$m	$m	$m
Present value of scheme obligations in respect of:
Active membership	(150)	(577)	(532)	(1,259)
Deferred membership	(566)	(431)	(199)	(1,196)
Pensioners	(4,051)	(672)	(302)	(5,025)
Total value of scheme obligations	(4,767)	(1,680)	(1,033)	(7,480)

Net (deficit)/surplus in the scheme

					2024
	UK	Sweden	Rest of Group		Total
	$m	$m	$m		$m
Total fair value of scheme assets	4,275	1,056	517		5,848
Total value of scheme obligations	(4,592)	(1,508)	(979)		(7,079)
Deficit in the scheme as recognised in the Consolidated Statement of Financial Position	(317)	(452)	(462)		(1,231)
Included in Non-current other receivables (Note 15)	–	–	99	[1]	99
Included in Retirement benefit obligations	(317)	(452)	(561)		(1,330)
	(317)	(452)	(462)		(1,231)

					2025
	UK	Sweden	Rest of Group		Total
	$m	$m	$m		$m
Total fair value of scheme assets	4,597	1,322	562		6,481
Total value of scheme obligations	(4,767)	(1,680)	(1,033)		(7,480)
Deficit in the scheme as recognised in the Consolidated Statement of Financial Position	(170)	(358)	(471)		(999)
Included in Non-current other receivables (Note 15)	–	–	106	[1]	106
Included in Retirement benefit obligations	(170)	(358)	(577)		(1,105)
	(170)	(358)	(471)		(999)

1	Surpluses were recognised in the US, Ireland and Belgium.

Fair value of scheme assets

				2025				2024
	UK	Sweden	Rest of Group	Total	UK	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At beginning of year	4,275	1,056	517	5,848	4,759	1,068	652	6,479
Interest income on scheme assets	232	40	17	289	214	33	15	262
Expenses	(5)	–	–	(5)	(5)	–	–	(5)
Actuarial gains/(losses)	61	25	(1)	85	(370)	55	–	(315)
Exchange and other adjustments	304	202	37	543	(67)	(98)	(20)	(185)
Employer contributions	65	57	64	186	66	50	50	166
Participant contributions	1	–	12	13	1	–	12	13
Benefits paid	(336)	(58)	(84)	(478)	(323)	(52)	(76)	(451)
Settlements[1]	–	–	–	–	–	–	(116)	(116)
Scheme assets’ fair value at end of year	4,597	1,322	562	6,481	4,275	1,056	517	5,848

1	The 2024 settlement is the buyout of post-retirement pension plans in Norway and the Netherlands.

The actual return on the plan assets was a gain of $374m (2024: loss of $53m).

Movement in post-retirement scheme obligations

				2025				2024
	UK	Sweden	Rest of Group	Total	UK	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Present value of obligations in scheme at beginning of year	(4,592)	(1,508)	(979)	(7,079)	(5,161)	(1,602)	(1,144)	(7,907)
Current service cost	(5)	(41)	(40)	(86)	(6)	(26)	(40)	(72)
Past service credit/(cost)	32	(5)	(1)	26	(2)	(8)	1	(9)
Participant contributions	(1)	–	(12)	(13)	(1)	–	(12)	(13)
Benefits paid	336	58	84	478	323	52	76	451
Interest expense on post-retirement scheme obligations	(248)	(55)	(37)	(340)	(231)	(47)	(34)	(312)
Actuarial gains/(losses)	30	149	26	205	416	(23)	2	395
Exchange and other adjustments	(319)	(278)	(87)	(684)	70	146	56	272
Settlements[1]	–	–	13	13	–	–	116	116
Present value of obligations in scheme at end of year	(4,767)	(1,680)	(1,033)	(7,480)	(4,592)	(1,508)	(979)	(7,079)

1	The 2024 settlement is the buyout of post-retirement pension plans in Norway and the Netherlands.

The obligations arise from the following plans:

				2025				2024
	UK	Sweden	Rest of Group	Total	UK	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Funded – pension schemes[1]	(4,758)	(1,678)	(777)	(7,213)	(4,582)	(1,505)	(717)	(6,804)
Funded – post-retirement healthcare	–	–	(67)	(67)	–	–	(78)	(78)
Unfunded – pension schemes[1]	–	(2)	(179)	(181)	–	(3)	(167)	(170)
Unfunded – post-retirement healthcare	(9)	–	(10)	(19)	(10)	–	(17)	(27)
Total	(4,767)	(1,680)	(1,033)	(7,480)	(4,592)	(1,508)	(979)	(7,079)

1	Includes defined benefit pension schemes and other plans, such as lump sum, long-service awards and DC plans with underpins.

Consolidated Statement of Comprehensive Income disclosures

The amounts that have been charged to the Consolidated Statement of Comprehensive Income, in respect of DB schemes for the years ended 31 December 2025 and 31 December 2024, are set out below.

				2025				2024
	UK	Sweden	Rest of Group	Total	UK	Sweden	Rest of Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Operating profit
Current service cost	(5)	(41)	(40)	(86)	(6)	(26)	(40)	(72)
Past service credit/(cost)	32	(5)	(1)	26	(2)	(8)	1	(9)
Expenses	(5)	–	–	(5)	(5)	–	–	(5)
Total credit/(charge) to Operating profit	22	(46)	(41)	(65)	(13)	(34)	(39)	(86)
Finance expense
Interest income on scheme assets	232	40	17	289	214	33	15	262
Interest expense on post-retirement scheme obligations	(248)	(55)	(37)	(340)	(231)	(47)	(34)	(312)
Net interest on post-employment defined benefit plan liabilities	(16)	(15)	(20)	(51)	(17)	(14)	(19)	(50)
Credit/(charge) before taxation	6	(61)	(61)	(116)	(30)	(48)	(58)	(136)
Other comprehensive income
Difference between the actual return and the expected return on the post-retirement scheme assets	61	25	(1)	85	(370)	55	–	(315)
Experience gains/(losses) arising on the post-retirement scheme obligations	17	60	(18)	59	3	(33)	(10)	(40)
Changes in financial assumptions underlying the present value of the post-retirement scheme obligations	87	89	44	220	414	11	11	436
Changes in demographic assumptions	(74)	–	–	(74)	(1)	(1)	1	(1)
Remeasurement of the defined benefit liability	91	174	25	290	46	32	2	80

Past service cost includes granting early retirement in UK and Sweden.

Total Group pension costs in respect of defined contribution and DB schemes during the year are set out below (see Note 29).

	2025	2024
	$m	$m
Defined contribution plans	553	528
Defined benefit plans − Current service cost and expenses	91	77
Defined benefit plans − Past service (credit)/cost	(26)	9
Pension costs	618	614

Rate sensitivities

The following tables show the US dollar effect of a change in the significant actuarial assumptions used to determine the retirement benefits obligations in our two main DB pension obligation countries.

		2025		2024
	+0.5%	−0.5%	+0.5%	−0.5%
Discount rate
UK ($m)	219	(238)	219	(239)
Sweden ($m)	116	(129)	110	(126)
Total ($m)	335	(367)	329	(365)

		2025		2024
	+0.5%	−0.5%	+0.5%	−0.5%
Inflation rate[1]
UK ($m)	(155)	142	(148)	142
Sweden ($m)	(104)	95	(119)	104
Total ($m)	(259)	237	(267)	246

		2025		2024
	+0.5%	−0.5%	+0.5%	−0.5%
Rate of increase in salaries[2]
UK ($m)	n/a	n/a	n/a	n/a
Sweden ($m)	(33)	32	(46)	43
Total ($m)	(33)	32	(46)	43

			2025			2024
	+1 year		−1 year		+1 year	−1 year
Mortality rate[3]
UK ($m)	(161)	[4]	163	[5]	(178)	175
Sweden ($m)	(58)		58		(74)	54
Total ($m)	(219)		221		(252)	229

1	Rate of increase in pensions in payment follows inflation. The inflation sensitivity allows for the impact of a change in inflation on salary increases and pension increases (where these assumptions are inflation-linked).
2	The salary increase sensitivity reflects the impact of an increase of only salary relative to inflation.
3	The sensitivity to the life expectancy assumption is estimated based on a revised mortality assumption that extends/reduces the current life expectancy by one year for a particular age.
4	Of the $161m increase, $81m is covered by the longevity swap.
5	Of the $163m decrease, $81m is covered by the longevity swap.

The sensitivity to the financial assumptions shown above has been estimated taking into account the approximate duration of the liabilities and the overall profile of the plan membership.

23 Reserves

Retained earnings

The cumulative amount of goodwill written off directly to reserves resulting from acquisitions, net of disposals, amounted to $603m (2024: $580m; 2023: $595m) using year-end rates of exchange.

At 31 December 2025, 147,547 shares, at a cost of $25m, have been deducted from Retained earnings (2024: 442,342 shares, at a cost of $68m; 2023: 1,580,137 shares, at a cost of $129m) to satisfy future vesting of employee share plans.

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiaries; undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed income of AstraZeneca companies overseas might be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends (see Note 5).

	2025	2024	2023
	$m	$m	$m
Cumulative translation differences included within Retained earnings
At 1 January	(4,069)	(3,014)	(3,694)
Foreign exchange arising on consolidation	2,387	(957)	608
Exchange adjustments on goodwill (recorded against Other reserves)	23	(15)	4
Foreign exchange arising on designated liabilities in net investment hedges[1]	18	(122)	24
Fair value movements on derivatives designated in net investment hedges	14	39	44
Net exchange movement in Retained earnings	2,442	(1,055)	680
At 31 December	(1,627)	(4,069)	(3,014)

1	Foreign exchange arising on designated liabilities in net investment hedges includes $(137)m in respect of designated bonds and $155m in respect of designated contingent consideration and other liabilities. The change in value of designated contingent consideration liabilities relates to $152m in respect of BMS’ share of Global Diabetes Alliance.

The cumulative loss with respect to costs of hedging is $42m (2024: $43m; 2023: $22m) and the gain during the year was $1m (2024: loss of $21m; 2023: loss of $19m).

The balance remaining in the foreign currency translation reserve from net investment hedging relationships for which hedge accounting no longer applied is a gain of $527m. For further detail relating to hedging balances, please see the Hedge accounting section within Note 28, from page 176.

Other reserves

The Other reserves arose from the cancellation of £1,255m of share premium account by the Company in 1993 and the redenomination of share capital of $157m in 1999. The reserves are available for writing off goodwill arising on consolidation and, subject to guarantees given to preserve creditors at the date of the court order, are available for distribution.

In the prior year, following an amendment to the Employee Benefit Trust (EBT) Deed on 10 June 2024, AstraZeneca obtained control and commenced consolidation of the EBT. The value of shares held by the consolidated EBTs is reflected as an adjustment against Other reserves.

24 Share capital

		Allotted, called-up and fully paid
	2025	2024	2023
	$m	$m	$m
Issued Ordinary Shares ($0.25 each)	388	388	388
Redeemable Preference Shares (£1 each – £50,000)	–	–	–
At 31 December	388	388	388

The Redeemable Preference Shares carry limited class-voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The Company does not have a limited amount of authorised share capital.

The movements in the number of Ordinary Shares during the year can be summarised as follows:

			No. of shares
	2025	2024	2023
At 1 January	1,550,546,239	1,550,162,626	1,549,800,030
Issue of shares (share schemes)	361,688	383,613	362,596
At 31 December	1,550,907,927	1,550,546,239	1,550,162,626

Share issues

Issue of shares (share schemes) represents share capital issued as part of the Group’s equity incentivisation schemes (see Note 29).

Share repurchases

No Ordinary Shares were repurchased by the Company in 2025 (2024: nil; 2023: nil).

Shares held by subsidiaries

At 31 December 2025, AstraZeneca-controlled Employee Benefit Trust arrangements held 147,547 (2024: 442,342) Ordinary Shares in the Company at a cost of $25m (2024: $68m). The market value of these Ordinary Shares at 31 December 2025 was $27m (2024: $58m). No comparable arrangements were in place at 31 December 2023.

25 Dividends to shareholders

	2025	2024	2023	2025	2024	2023
	Per share	Per share	Per share	$m	$m	$m
Second interim (March 2025)	$2.10	$1.97	$1.97	3,249	3,052	3,047
First interim (September 2025)	$1.03	$1.00	$0.93	1,597	1,550	1,440
Total	$3.13	$2.97	$2.90	4,846	4,602	4,487

The Company has exercised its authority in accordance with the provisions set out in the Company’s Articles of Association, that the balance of unclaimed dividends outstanding past 12 years be forfeited. Unclaimed dividends of $nil (2024: $nil; 2023: $nil) have been adjusted for in Retained earnings in 2025.

The 2024 second interim dividend of $2.10 per share was paid on 24 March 2025. The 2025 first interim dividend of $1.03 per share was paid on 8 September 2025.

Reconciliation of dividends charged to equity to the Consolidated Statement of Cash Flows:

	2025	2024	2023
	$m	$m	$m
Dividends charged to equity	4,846	4,602	4,487
Exchange losses on payment of dividend	6	3	5
Hedge contracts relating to payment of dividends (Consolidated Statement of Cash Flows)	113	16	(19)
Dividends paid to non-controlling interests	6	4	4
Net movement of unclaimed dividends in the year	–	4	4
Dividends paid (Consolidated Statement of Cash Flows)	4,971	4,629	4,481

26 Non-controlling interests

The Group Financial Statements at 31 December 2025 reflect equity of $52m (2024: $85m; 2023: $23m) and Total comprehensive income of $16m (2024: $5m; 2023: $6m) attributable to the non-controlling interests in AstraZeneca Pharma India Limited, P.T. AstraZeneca Indonesia, AstraZeneca Algeria Pharmaceutical Industries SPA, and VaxNewMo LLC.

On 22 October 2025 AstraZeneca completed the acquisition of the remaining $35m non-controlling interest in SixPeaks Bio AG in exchange for $248m. The payment was recognised in equity.

27 Acquisitions of business operations

Acquisitions of business operations in 2025

FibroGen China

On 29 August 2025, AstraZeneca completed the acquisition of FibroGen International (Hong Kong) Limited (FibroGen China) and its subsidiaries, including the existing non-controlling interest in Beijing Falikang Pharmaceutical Co., Ltd. Through this acquisition AstraZeneca obtained control of all rights to roxadustat in China, including manufacturing in China.

The total consideration fair value of $221m comprised $189m to acquire the equity of FibroGen China, $12m for the purchase of an existing non-controlling interest in Beijing Falikang Pharmaceutical Co., Ltd, and $20m for the settlement of pre-existing net payables from AstraZeneca Group to FibroGen China. The transaction was recorded as a business combination under IFRS 3 ‘Business Combinations’ using the acquisition method of accounting. The purchase price allocation review has been completed. Net assets acquired amounted to $203m, including cash and cash equivalents of $120m and intangible assets of $50m. FibroGen China’s results were consolidated into the Group’s results from 29 August 2025.

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

The transaction was recorded as a business combination using the acquisition method of accounting in accordance with IFRS 3. Consequently, the assets acquired, and liabilities assumed are recorded at fair value. The purchase price allocation review has been completed.

Fair value
$m
Intangible assets	1,038
Cash and cash equivalents[1]	212
Net deferred tax liability	(260)
Other immaterial net balances	(89)
Total net assets acquired	901
Goodwill	136
Consideration	1,037

1	Cash and cash equivalents acquired includes $3m relating to marketable securities.

The total consideration fair value of $1,037m comprises cash consideration of $983m and future regulatory milestone-based consideration of $54m. Intangible assets recognised related to products in development, principally AZD0120, and were fair valued using the multi-period excess earnings method, which uses several estimates regarding the amount and timing of future cash flows. The key assumptions in the cash flows were the probability of technical and regulatory success, peak year sales and revenue erosion profiles.

The net deferred tax liability of $260m principally arose from the deferred tax impact of the uplift in fair value of intangible assets.

Goodwill of $136m was recognised, which principally comprised the premium attributable to the core technological capabilities and knowledge base of the company. Goodwill was not expected to be deductible for tax purposes.

Gracell’s results were consolidated into the Group’s results from 22 February 2024.

Fusion

On 4 June 2024, AstraZeneca completed the acquisition of Fusion Pharmaceuticals Inc., (Fusion) a clinical-stage biopharmaceutical company developing next-generation radioconjugates. The acquisition marked a major step forward in AstraZeneca delivering on its ambition to transform cancer treatment and outcomes for patients by replacing traditional regimens like chemotherapy and radiotherapy with more targeted treatments. As a result of the acquisition, Fusion became a wholly owned subsidiary of AstraZeneca, with operations in Canada and the US.

Immediately prior to the acquisition, AstraZeneca held approximately 1% shareholding in Fusion considered to have a fair value of $24m.

This acquisition complemented AstraZeneca’s leading oncology portfolio with the addition of the Fusion pipeline of radioconjugates, including their most advanced programme, FPI-2265, a potential new treatment for patients with metastatic castration-resistant prostate cancer (mCRPC), and brings new expertise and pioneering R&D, manufacturing and supply chain capabilities in actinium-based radioconjugates to AstraZeneca.

The transaction was recorded as a business combination using the acquisition method of accounting in accordance with IFRS 3. Consequently, the assets acquired, and liabilities assumed were recorded at fair value. The purchase price allocation review was completed.

Fair value
$m
Intangible assets	1,326
Cash and cash equivalents	30
Current investments	87
Net deferred tax liability	(246)
Other immaterial net balances	51
Total net assets acquired	1,248
Goodwill	947
Consideration	2,195

The total consideration fair value of $2,195m included cash consideration of $2,027m (net of $24m proceeds from disposal of the existing approximately 1% shareholding) and future regulatory milestone-based consideration of $144m. Intangible assets relating to products in development comprised the FPI-2265 ($848m), FPI-2059 ($165m) and AZD2068 ($313m) programmes. These were fair valued using the multi-period excess earnings method, which uses several estimates regarding the amount and timing of future cash flows. The key assumptions in the cash flows were the probability of technical and regulatory success, peak year sales and revenue erosion profiles.

The net deferred tax liability of $246m principally arose from the deferred tax impact of the uplift in fair value of intangible assets.

Goodwill amounting to $947m was recognised on acquisition and was underpinned by a number of elements, which individually could not be quantified. These included the premium attributable to a pre-existing, well positioned business in the innovation intensive biopharmaceuticals market with a highly skilled workforce, unidentified potential products that future research and development may yield, and the core capabilities and knowledge base of the company including radioisotope supply and manufacturing expertise. Goodwill was not expected to be deductible for tax purposes.

Fusion’s results were consolidated into the Group’s results from 4 June 2024.

In December 2024, the intangible asset relating to product in development FPI-2059 was fully impaired by $165m due to decisions made to terminate the related activities and prioritise resources on the development of FPI-2265 and AZD2068 (see Note 11).

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

Capital management

The capital structure of the Group consists of Shareholders’ equity (Note 24), Debt (Note 19), Other current investments (Note 13) and Cash (Note 18). For the foreseeable future, the Board will maintain a capital structure that supports the Group’s strategic objectives through:

>	managing funding and liquidity risk
>	optimising shareholder return
>	maintaining a strong, investment-grade credit rating.

The Group utilises factoring arrangements and bank acceptance draft discounting for selected trade receivables. These arrangements qualify for full derecognition of the associated trade receivables under IFRS 9 ‘Financial Instruments’. Amounts due on invoices that have not been factored at year end, from customers that are subject to these arrangements, are disclosed in Note 17.

Funding and liquidity risk are reviewed regularly by the Board and managed in accordance with the policies described below.

The Board regularly reviews its shareholders’ distribution policy, which comprises a regular cash dividend and potentially a share repurchase component. No share repurchases have been made since 2012.

The Group’s net debt position (loans and borrowings net of Cash and cash equivalents, Other investments and Derivative financial instruments) has decreased by $1,196m from a net debt position of $24,570m at the beginning of the year to a net debt position of $23,374m at 31 December 2025. Gross debt decreased from $30,295m to $29,622m, principally due to the repayment of $2,029m debt, partially offset by an increase of $692m resulting from foreign currency movements.

Liquidity risk

The Board reviews the Group’s ongoing liquidity risks annually as part of the planning process and on an ad hoc basis. The Board considers short-term requirements against available sources of funding, taking into account forecast cash flows. The Group manages liquidity risk by maintaining access to a number of sources of funding which are sufficient to meet anticipated funding requirements. Specifically, the Group uses US and European commercial paper, bank loans, committed bank facilities and cash resources to manage short-term liquidity and manages long-term liquidity by raising funds through the capital markets. At 31 December 2025, the Group was assigned short-term credit ratings of P-1 by Moody’s and A-1 by Standard and Poor’s. The Group’s long-term credit rating was A1 by Moody’s and A+ by Standard and Poor’s.

In addition to Cash and cash equivalents of $5,711m, short-term fixed income investments of $8m, less overdrafts of $13m at 31 December 2025, the Group has committed bank facilities of $4,875m available to manage liquidity. These committed bank facilities have no financial covenants. The Group regularly monitors the credit standing of the banks providing the facilities and currently does not anticipate any issue with drawing on the committed facilities should this be necessary. Advances under these facilities currently bear an interest rate per annum based on Secured Overnight Financing Rate (SOFR), plus a margin.

At 31 December 2025, the Group has $5,733m outstanding from debt issued under a Euro Medium Term Note programme and $21,369m under an SEC-registered programme. The funds made available under these facility agreements may be used for the general corporate purposes of the Group.

The maturity profile of the anticipated future contractual cash flows including interest in relation to the Group’s financial liabilities, on an undiscounted basis, which therefore differs from both the carrying value and fair value, is as follows:

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other	Bonds and	Lease	and other	financial	instruments	instruments	financial
	loans	bank loans	liabilities	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	345	3,045	396	22,501	26,287	(16,227)	16,282	55	26,342
In one to two years	–	3,437	345	1,086	4,868	(207)	250	43	4,911
In two to three years	–	3,670	266	105	4,041	(917)	956	39	4,080
In three to four years	–	3,978	170	750	4,898	(941)	1,044	103	5,001
In four to five years	–	3,780	117	–	3,897	(627)	489	(138)	3,759
In more than five years	–	19,929	406	–	20,335	(2,437)	2,583	146	20,481
	345	37,839	1,700	24,442	64,326	(21,356)	21,604	248	64,574
Effect of interest	(15)	(9,173)	–	–	(9,188)	808	(1,068)	(260)	(9,448)
Effect of discounting, fair values and issue costs	–	(153)	(248)	(207)	(608)	36	(95)	(59)	(667)
31 December 2024	330	28,513	1,452	24,235	54,530	(20,512)	20,441	(71)	54,459

	Bank				Total	Derivative	Derivative	Total
	overdrafts			Trade	non-derivative	financial	financial	derivative
	and other	Bonds and	Lease	and other	financial	instruments	instruments	financial
	loans	bank loans	liabilities	payables	instruments	receivable	payable	instruments	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Within one year	669	3,495	450	25,282	29,896	(17,182)	17,205	23	29,919
In one to two years	–	3,784	388	473	4,645	(1,031)	944	(87)	4,558
In two to three years	–	4,097	292	1,425	5,814	(1,052)	1,035	(17)	5,797
In three to four years	–	3,898	199	508	4,605	(637)	481	(156)	4,449
In four to five years	–	3,368	156	166	3,690	(849)	1,516	667	4,357
In more than five years	–	16,906	599	–	17,505	(1,913)	2,596	683	18,188
	669	35,548	2,084	27,854	66,155	(22,664)	23,777	1,113	67,268
Effect of interest	(25)	(8,223)	–	–	(8,248)	752	(2,370)	(1,618)	(9,866)
Effect of discounting, fair values and issue costs	–	(150)	(281)	(195)	(626)	10	(12)	(2)	(628)
31 December 2025	644	27,175	1,803	27,659	57,281	(21,902)	21,395	(507)	56,774

It is not expected that the cash flows in the maturity profile could occur significantly earlier or at significantly different amounts, with the exception of $550m of Contingent consideration held within Trade and other payables (see Note 20).

Market risk

Interest rate risk

The Group maintains a Board-approved mix of fixed and floating rate debt and uses underlying debt, interest rate swaps and forward rate agreements to manage this mix.

The majority of surplus cash is currently invested in US dollar liquidity funds.

The interest rate profile of the Group’s interest-bearing financial instruments is set out below. In the case of current and non-current financial liabilities, the profile includes the impact of interest rate swaps which convert the debt to floating rate.

			2025			2024
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	$m	$m	$m	$m	$m	$m
Financial liabilities
Current	2,842	644	3,486	2,346	330	2,676
Non-current	24,502	1,634	26,136	26,151	1,468	27,619
Total	27,344	2,278	29,622	28,497	1,798	30,295
Financial assets
Cash collateral pledged to counterparties	–	22	22	–	129	129
Cash and cash equivalents	–	5,711	5,711	–	5,488	5,488
Total	–	5,733	5,733	–	5,617	5,617

In addition to the financial assets above, there are $13,988m (2024: $11,115m) of other current and non-current asset investments and other financial assets.

The Group is also exposed to market risk on other investments.

	2025	2024
	$m	$m
Equity securities at fair value through Other comprehensive income (Note 13)	2,212	1,632
Equity securities at fair value through profit and loss (Note 13)	11	–
Total	2,223	1,632

Foreign currency risk

The US dollar is the Group’s most significant currency. As a consequence, the Group results are presented in US dollars and exposures are managed against US dollars accordingly.

Translational

Approximately 59% of Group Total Revenue in 2025 was denominated in currencies other than the US dollar, while a significant proportion of manufacturing and research and development costs were denominated in pound sterling and Swedish krona. Surplus cash generated by business units is substantially converted to, and held centrally in, US dollars. As a result, operating profit and total cash flow in US dollars will be affected by movements in exchange rates. This currency exposure is managed centrally, based on forecast cash flows. The impact of movements in exchange rates is mitigated significantly by the correlations which exist between the major currencies to which the Group is exposed and the US dollar. Monitoring of currency exposures and correlations is undertaken on a regular basis and hedging is subject to pre-execution approval.

As at 31 December 2025, before the impact of derivatives or other forms of hedging, the Group held $564m of interest-bearing loans and borrowings denominated in pound sterling and $5,620m denominated in euros.

Hedging arrangements for these loans are summarised in the table below:

			2025			2024
	Euro	Pound sterling		Euro	Pound sterling
	denominated	denominated	Total	denominated	denominated	Total
	$m	$m	$m	$m	$m	$m
Interest-bearing loans
In a net investment hedge[1]	936	469	1,405	829	438	1,267
In a cash flow hedge[2]	2,694	–	2,694	2,387	–	2,387
In a fair value hedge[2]	1,634	–	1,634	1,468	–	1,468
Not in a designated IFRS 9 hedge	356	95	451	192	110	302
Total	5,620	564	6,184	4,876	548	5,424

1	Hedges of underlying net euro and pound sterling investments of the same amount as the loan.
2	Loans in cash flow and fair value hedges are hedged by cross-currency swaps of the same notional value as the loan.

For further details of all designated hedging relationships, please refer to the Hedge accounting section within this Note 28, from page 176. The accounting treatment for any hedge ineffectiveness is disclosed in the Bank and other borrowings accounting policy from page 134 and the Foreign currencies accounting policy on page 135 within Group Accounting Policies.

As at 31 December 2025, the Group operates in three countries designated as hyperinflationary, being Argentina, Venezuela and Turkey. The foreign exchange risk of these markets has been assessed and deemed to be immaterial.

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

The sensitivity analysis assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2025, with all other variables held constant. Based on the composition of our debt portfolio and cash reserves as at 31 December 2025, a 1% increase in interest rates would result in an additional $23m in interest expense on the debt and an additional $57m interest income on the cash reserves.

The exchange rate sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2025, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the -10% case assumes a 10% weakening of the US dollar.

Each incremental 10% movement in foreign currency exchange rates would have approximately the same effect as the initial 10% detailed in the table below and each incremental 1% change in interest rates would have approximately the same effect as the 1% detailed in the table below.

		Interest rates		Exchange rates
31 December 2024	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,407	(1,561)	11	(20)
Impact on profit: (loss)/gain ($m)	–	–	(117)	133
Impact on equity: gain/(loss) ($m)	–	–	128	(152)

		Interest rates		Exchange rates
31 December 2025	+1%	−1%	+10%	−10%
Increase/(decrease) in fair value of financial instruments ($m)	1,266	(1,406)	88	(111)
Impact on profit: (loss)/gain ($m)	–	–	(13)	16
Impact on equity: gain/(loss) ($m)	–	–	101	(126)

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

The Group’s principal financial counterparty credit risks at 31 December were as follows:

Current assets

	2025	2024
	$m	$m
Cash at bank and in hand	1,332	1,215
Money market liquidity funds	4,224	4,177
Other short-term cash equivalents	155	96
Total Cash and cash equivalents (Note 18)	5,711	5,488
Fixed income securities at fair value through profit or loss (Note 13)	8	37
Cash collateral pledged to counterparties (Note 13)	22	129
Total derivative financial instruments (Note 14)	90	54
Current assets subject to credit risk	5,831	5,708

Non-current assets

	2025	2024
	$m	$m
Derivative financial instruments (Note 14)	498	182
Non-current assets subject to credit risk	498	182

The majority of the Group’s cash is invested in US dollar AAA-rated money market liquidity funds. The money market liquidity fund portfolios are managed by six external third-party fund managers to maintain an AAA rating. The Group’s investments represent no more than 15% of each overall fund value. There were no other significant concentrations of financial credit risk at the reporting date.

All financial derivatives are transacted with commercial banks, in line with standard market practice. The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 December 2025 was $473m (2024: $181m) and the carrying value of such cash collateral posted by the Group at 31 December 2025 was $22m (2024: $129m). Cash collateral held by the Group is unencumbered.

The impairment provision for other financial assets at 31 December 2025 was immaterial (2024: immaterial).

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

		Related amounts not offset
	Gross financial	Subject to master	Financial	Net
	assets/(liabilities)	netting agreement	instrument collateral	amount
31 December 2024	$m	$m	$m	$m
Financial assets
Derivatives	236	(45)	(169)	22
Other investments[1]	129	–	(112)	17
Total assets	365	(45)	(281)	39

Financial liabilities
Derivatives	(165)	45	112	(8)
Other payables[1]	(181)	–	169	(12)
Total liabilities	(346)	45	281	(20)

		Related amounts not offset
	Gross financial	Subject to master	Financial	Net
	assets/(liabilities)	netting agreement	instrument collateral	amount
31 December 2025	$m	$m	$m	$m
Financial assets
Derivatives	588	(63)	(448)	77
Other investments[1]	22	–	(17)	5
Total assets	610	(63)	(465)	82

Financial liabilities
Derivatives	(81)	63	17	(1)
Other payables[1]	(473)	–	448	(25)
Total liabilities	(554)	63	465	(26)

1	Balances are collateral pledged/received.

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

The expected loss rates are based on payment profiles over a period of 36 months before 31 December 2025 or 31 December 2024 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customer to settle the receivables.

On that basis, the loss allowance was determined as follows:

		0-90 days	90-180 days	Over 180 days
31 December 2024	Current	past due	past due	past due	Total
Expected loss rate	0.01%	0.6%	3.5%	7.0%
Gross carrying amount ($m)	7,679	171	86	399	8,335
Loss allowance ($m)	1	1	3	28	33

		0-90 days	90-180 days	Over 180 days
31 December 2025	Current	past due	past due	past due	Total
Expected loss rate	0.03%	1.8%	3.9%	10.8%
Gross carrying amount ($m)	9,529	272	128	360	10,289
Loss allowance ($m)	3	5	5	39	52

Trade receivables are written off where there is no reasonable expectation of recovery.

Impairment losses on Trade receivables are presented as net impairment losses within Operating profit, any subsequent recoveries are credited against the same line.

In the US, sales to three wholesalers accounted for approximately 78% (2024: 74%; 2023: 80%) of US sales.

The movements of the Group expected credit losses provision are as follows:

	2025	2024	2023
	$m	$m	$m
At 1 January	33	45	59
Net movement recognised in the Consolidated Statement of Comprehensive Income	20	(3)	(14)
Amounts utilised, exchange and other movements	(1)	(9)	–
At 31 December	52	33	45

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

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting. For all of the Group’s existing hedge relationships, the hedge ratio has been determined as 1:1. Designated hedges are expected to be effective and therefore the impact of ineffectiveness on profit and loss is not expected to be material. The accounting treatment for fair value hedges and debt designated as FVPL is disclosed in the Bank and other borrowings accounting policy in the Group Accounting Policies section from page 134.

The following table represents the Group’s continuing designated hedge relationships under IFRS 9.

2023

			Other comprehensive income
					Fair value
			Opening	Fair value	(gain)/loss	Closing
			balance	(gain)/loss	recycled to	balance
	Nominal	Carrying	1 January	deferred	the Income	31 December	Average	Average
	amounts in	value	2023	to OCI	statement	2023	maturity	USD FX	Average pay
	local currency	$m	$m	$m	$m	$m	year	rate	interest rate
Cash flow hedges – foreign currency and interest rate risk[1,3]
Cross-currency interest rate swaps – Euro bonds	EUR 3,200m	49	34	(210)	139	(37)	2027	1.10	USD 3.80%
FX Forwards − short-term FX risk	USD 2,009m	15	12	(33)	6	(15)	2024	–	–
Net investment hedge – foreign exchange risk[2,3]
Transactions matured pre-2023		–	(527)	–	–	(527)	–	–	–
Cross-currency interest rate swap – JPY investment	JPY 58.3bn	100	(55)	(45)	–	(100)	2029	108.03	JPY 1.53%
Cross-currency interest rate swap – CNY investment	CNY 458m	(1)	4	(3)	–	1	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350m	444	(288)	24	–	(264)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment[5]	EUR 800m	881	(102)	33	–	(69)	2029	n/a	EUR 0.38%
Contingent consideration liabilities and Acerta Pharma share purchase liability – AZUK and AZAB USD investments	USD 1,937m	(1,937)	2,216	(81)	–	2,135	–	–	–

2024

			Other comprehensive income
					Fair value
			Opening	Fair value	(gain)/loss	Closing
			balance	(gain)/loss	recycled to	balance
	Nominal	Carrying	1 January	deferred	the Income	31 December	Average	Average
	amounts in	value	2024	to OCI	statement	2024	maturity	USD FX	Average pay
	local currency	$m	$m	$m	$m	$m	year	rate	interest rate
Cash flow hedges – foreign currency and interest rate risk[1,3]
Cross-currency interest rate swaps – Euro bonds	EUR 2,300m	(36)	(37)	151	(180)	(66)	2029	1.08	USD 4.24%
FX Forwards − short-term FX risk	USD 2,252m	4	(15)	8	3	(4)	2025	–	–
Net investment hedge – foreign exchange risk[2,3]
Transactions matured pre-2024		–	(527)	–	–	(527)	–	–	–
Cross-currency interest rate swap – JPY investment	JPY 58.3bn	146	(100)	(45)	–	(145)	2029	108.03	JPY 1.53%
Cross-currency interest rate swap – CNY investment	CNY 458m	2	1	(4)	–	(3)	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350m	438	(264)	(7)	–	(271)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment[5]	EUR 800m	829	(69)	(52)	–	(121)	2029	n/a	EUR 0.38%
Contingent consideration liabilities and Acerta Pharma share purchase liability – AZUK and AZAB USD investments	USD 1,367m	(1,367)	2,135	181	–	2,316	–	–	–

2025

			Other comprehensive income
					Fair value
			Opening	Fair value	(gain)/loss	Closing
			balance	(gain)/loss	recycled to	balance
	Nominal	Carrying	1 January	deferred	the Income	31 December	Average	Average
	amounts in	value	2025	to OCI	statement	2025	maturity	USD FX	Average pay
	local currency	$m	$m	$m	$m	$m	year	rate	interest rate
Cash flow hedges – foreign currency and interest rate risk[1,3,4]
Cross-currency interest rate swaps – Euro bonds	EUR 2,300m	203	(66)	(242)	305	(3)	2029	1.08	USD 4.24%
FX Forwards − short-term FX risk	USD 1,769m	6	(4)	(11)	9	(6)	2026	–	–
Net investment hedge – foreign exchange risk[2,3]
Transactions matured pre-2025		–	(527)	–	–	(527)	–	–	–
Cross-currency interest rate swap – JPY investment	JPY 58.3bn	171	(145)	(26)	–	(171)	2029	108.03	JPY 1.53%
Cross-currency interest rate swap – CNY investment	CNY 458m	2	(3)	1	–	(2)	2026	6.68	CNY 4.80%
Foreign currency borrowing – GBP investment	GBP 350m	469	(271)	31	–	(240)	2031	n/a	GBP 5.75%
Foreign currency borrowing – EUR investment[5]	EUR 800m	936	(121)	106	–	(15)	2029	n/a	EUR 0.38%
Contingent consideration liabilities – AZUK and AZAB USD investments	USD 323m	(323)	2,316	(155)	–	2,161	–	–	–

1	Hedge ineffectiveness recognised on swaps designated in a cash flow hedge during the period was $nil (2024: $nil; 2023: $nil).
2	Hedge ineffectiveness recognised on swaps designated in a net investment hedge during the period was $nil (2024: $nil; 2023: $nil).
3	Fair value movements on cross-currency interest rate swaps in cash flow hedge and net investment hedge relationships are shown inclusive of the impact of costs of hedging.
4	Nominal amount of FX forwards in a cash flow hedge of $1,769m represents the USD equivalent notional of the FX forwards. By currency, the nominal amounts were SEK 8,319m at FX rate 9.2158, JPY 14,730m at 156.57, GBP 243m at 0.7430, CNY 1,926m at 6.9901 and EUR 144m at 0.9605. All FX forwards in a cash flow hedge mature on 27 January 2026.
5	The EUR 800m 0.375% 2029 Non-callable bond is designated in a net investment hedge of the foreign currency exposure in relation to an equivalent amount of EUR-denominated net assets.

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

		Change in fair value	Change in fair value	Hedge
	Nominal	of hedging instrument	of hedged item	ineffectiveness
	amounts in	used to calculate	used to calculate	recognised in
As at 31 December 2024	currency	ineffectiveness	ineffectiveness	profit and loss
Interest rate and foreign currency risk on finance debt	EUR 1,400m	(56)	54	(2)

		Change in fair value	Change in fair value	Hedge
	Nominal	of hedging instrument	of hedged item	ineffectiveness
	amounts in	used to calculate	used to calculate	recognised in
As at 31 December 2025	currency	ineffectiveness	ineffectiveness	profit and loss
Interest rate and foreign currency risk on finance debt	EUR 1,400m	172	(168)	4

29 Employee costs and share plans for employees

Employee costs

The monthly average number of people, to the nearest hundred, employed by the Group is set out in the table below. In accordance with the Companies Act 2006, this includes part-time employees.

	2025	2024	2023
Employees
UK	10,600	11,100	10,700
Rest of Europe	26,900	25,500	23,000
The Americas	25,200	24,700	22,400
Asia, Africa & Australasia	32,400	31,600	30,300
Continuing operations	95,100	92,900	86,400

Geographical distribution described in the table above is by location of legal entity employing staff. Certain staff will undertake some or all of their activity in a different location.

The number of people employed by the Group at the end of 2025 was 96,100 (2024: 94,300; 2023: 89,900).

The costs incurred during the year in respect of these employees were:

	2025	2024	2023
	$m	$m	$m
Wages and salaries	10,974	10,340	9,341
Social security costs	1,348	1,224	1,100
Pension costs	618	614	537
Other employment costs	1,608	1,531	1,357
Total	14,548	13,709	12,335

Severance costs of $190m are not included above (2024: $283m; 2023: $123m).

The charge for share-based payments in respect of share plans is $719m (2024: $660m; 2023: $579m). During 2025, payments totalling $521m (2024: $81m) made to the EBT for the purchase of shares are recognised within financing cashflows. Prior to an amendment to the EBT on 10 June 2024, after which AstraZeneca obtained control and commenced consolidation of the EBT, $354m of payments to the EBT were recognised during 2024 within operating cash flows. The plans are equity settled.

Bonus and share plans

US

In the US, there are two employee short-term, cash settled, performance bonus plans in operation. In addition, the AstraZeneca Performance Share Plan and the AstraZeneca Global Restricted Share Plan, which are both equity settled, operate in respect of relevant employees in the US.

UK

The AstraZeneca UK Performance Bonus Plan

Employees of participating AstraZeneca UK companies are invited to participate in this cash settled bonus plan.

The AstraZeneca UK All-Employee Share Plans

AstraZeneca Share Incentive Plan (SIP)

The Company offers UK employees the opportunity to buy Partnership Shares (Ordinary Shares). Employees may invest up to £150 a month to purchase Partnership Shares in the Company at the current market value. One Matching Share is awarded for every four Partnership Shares purchased. Partnership Shares and Matching Shares are held in the HM Revenue & Customs (HMRC)-approved All-Employee Share Plan. New shares are issued for the purposes of the All-Employee Share Plan.

AstraZeneca Sharesave Plan

The Company provides UK employees with the opportunity to participate in the HMRC-approved Sharesave Plan. Employees can choose between a 3-year or 5-year savings contract, allowing them to contribute a minimum of £5 and a maximum of £500 per month. At the end of the savings term, participants have the option to purchase AstraZeneca shares at a predetermined share price.

Sweden

Bonuses are paid 50% into a fund investing in AstraZeneca equities and 50% in cash, with the exception of certain senior management who are paid 100% in cash.

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

The AstraZeneca Deferred Bonus Plan

A portion of the bonus earned under the AstraZeneca Executive Annual Bonus Scheme is deferred into AstraZeneca shares in the Company for a period of three years. The plan currently operates only in respect of Executive Directors and members of the SET (with awards granted as AstraZeneca ADRs for members of the SET employed within the US). Awards of shares under this plan are typically made in March each year.

The AstraZeneca Performance Share Plan

This plan was approved by shareholders in 2020 for a period of 10 years, and subsequently amended by approval of shareholders in 2021 and 2024. Generally, awards can be granted at any time, but not during a closed period of the Company. Awards granted under the plan vest after three years, or in the case of Executive Directors and members of the SET, after an additional two-year holding period, and is subject to the achievement of performance conditions. For awards granted to all participants in 2025, vesting is subject to a combination of measures focused on science and innovation, revenue growth, financial performance and carbon reduction. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets and which employees should be eligible to participate.

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

The AstraZeneca Restricted Share Plan

This plan was introduced in 2008 and provides for the grant of restricted stock unit (RSU) awards to key employees, excluding Executive Directors. Awards are made on an ad hoc basis with variable vesting dates. The plan has been used four times in 2025 to make awards to 1,503 employees. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated.

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

Alexion employee share award plan

At acquisition in 2021 Alexion employee share awards were converted into AstraZeneca restricted stock awards that continued to have, and were subject to, the same terms and conditions as applied in the corresponding Alexion awards immediately prior to completion. The fair value at the grant date was $57.54. In 2023 an additional 267,000 shares were issued with a grant date fair value of $65.62 which vested in 2023. During 2023, 2,060,000 shares vested, 531,000 were forfeited/cancelled and the closing balance of these awards as of 31 December 2023 was 3,022,000. During 2024, 2,047,000 shares vested, 156,000 were forfeited and the closing balance of these awards as of 31 December 2024 was 819,000. During 2025, 792,000 shares vested, 27,000 were forfeited and the closing balance of these awards as of 31 December 2025 was nil. No further awards will be granted under this plan.

Details of share incentive awards outstanding during the year for the main share plans are shown below:

	The AstraZeneca Performance Share Plan		The AstraZeneca Global Restricted Stock Plan			The AstraZeneca Restricted Share Plan		The AstraZeneca Extended Incentive Plan
	Ordinary Shares	ADR Shares	Ordinary Shares	ADR Shares	[1]	Ordinary Shares	ADR Shares	Ordinary Shares	ADR Shares
	ʼ000	ʼ000	ʼ000	ʼ000		ʼ000	ʼ000	ʼ000	ʼ000
Outstanding at 1 January 2023	3,630	5,724	2,469	11,683		233	678	259	195
Granted	976	2,071	1,185	6,343		208	436	71	95
Forfeited	(148)	(437)	(187)	(1,417)		(20)	(59)	(8)	–
Cancelled	–	–	–	(3)		–	–	–	(34)
Exercised	(813)	(1,470)	(570)	(2,738)		(86)	(288)	(107)	(9)
Outstanding at 31 December 2023	3,645	5,888	2,897	13,868		335	767	215	247
Granted	1,064	2,250	1,262	7,014		100	699	–	–
Forfeited	(137)	(400)	(235)	(1,414)		(8)	(57)	(31)	–
Cancelled	(2)	(2)	–	(6)		(1)	–	–	–
Exercised	(999)	(1,586)	(755)	(3,296)		(88)	(352)	(22)	–
Outstanding at 31 December 2024	3,571	6,150	3,169	16,166		338	1,057	162	247
Granted	904	1,974	1,045	6,428		298	386	–	–
Forfeited	(99)	(553)	(250)	(1,616)		(33)	(214)	–	(48)
Exercised	(986)	(1,781)	(1,030)	(4,809)		(114)	(343)	–	–
Outstanding at 31 December 2025	3,390	5,790	2,934	16,169		489	886	162	199

1	Shares issued to Alexion employees under the GRSP are covered under the Alexion employee share award below.

	The AstraZeneca Performance Share Plan			The AstraZeneca Global Restricted Stock Plan		The AstraZeneca Restricted Share Plan		The AstraZeneca Extended Incentive Plan
	WAFV	[1]	WAFV	WAFV	WAFV	WAFV	WAFV	WAFV	WAFV
	pence		$	pence	$	pence	$	pence	$
WAFV of 2023 grants	9929		59.95	10822	65.38	11135	65.37	11,748	74.78
WAFV of 2024 grants	9028		57.99	10085	64.91	11111	75.23	–	–
WAFV of 2025 grants	11054		70.34	11961	75.91	12142	78.96	–	–

1	Weighted average fair value.

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

30 Commitments, contingent liabilities and contingent assets

	2025	2024
Commitments	$m	$m
Contracts placed for future capital expenditure on Property, plant and equipment and software development costs not provided for in these Financial Statements	1,727	1,575

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

					Years 5
	Total	Under 1 year	Years 1 and 2	Years 3 and 4	and greater
	$m	$m	$m	$m	$m
Future potential research and development milestone payments	10,182	1,226	3,698	3,013	2,245
Future potential revenue milestone payments	21,301	45	1,290	4,742	15,224

The table includes all potential payments for achievement of milestones under ongoing research and development arrangements. Revenue-related milestone payments represent the maximum possible amount payable on achievement of specified levels of revenue as set out in individual contract agreements, but exclude variable payments that are based on unit sales (e.g. royalty-type payments) which are expensed as the associated sale is recognised. The table excludes any payments already capitalised in the Financial Statements for the year ended 31 December 2025 which have been capitalised with reference to the latest Group sales forecasts for approved indications.

The future payments we disclose represent contracted payments and, as such, are not discounted and are not risk-adjusted. As detailed in the Risk Overview section from page 47, the development of any pharmaceutical product candidate is a complex and risky process that may fail at any stage in the development process due to a number of factors (including items such as failure to obtain regulatory approval, unfavourable data from key studies, adverse reactions to the product candidate or indications of other safety concerns). The timing of the payments is based on the Group’s current best estimate of achievement of the relevant milestone.

Environmental costs and liabilities

The Group’s expenditure on environmental protection, including both capital and revenue items, relates to costs that are necessary for implementing internal systems and programmes, and meeting legal and regulatory requirements for processes and products. This includes investment to conserve natural resources and otherwise minimise the impact of our activities on the environment. They are an integral part of normal ongoing expenditure for carrying out the Group’s research, manufacturing and commercial operations and are not separated from overall operating and development costs. There are no known changes in legal, regulatory or other requirements resulting in material changes to the levels of expenditure for 2023, 2024 or 2025.

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

AstraZeneca has also given indemnities to third parties for a number of sites outside the US. These environmental liabilities arise from legacy operations that are not currently part of the Group’s business and, at most of these sites, remediation, where required, is either completed or in progress. AstraZeneca has made provisions for the estimated costs of future environmental investigation, remediation, operation and maintenance activity beyond normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges, where a present obligation exists, it is probable that such costs will be incurred and they can be estimated reliably. With respect to such estimated future costs, there were provisions at 31 December 2025 in the aggregate of $107m (2024: $105m), mainly relating to the US. Where we are jointly liable or otherwise have cost-sharing agreements with third parties, we reflect only our share of the obligation. Where the liability is insured in part or in whole by insurance or other arrangements for reimbursement, an asset is recognised to the extent that this recovery is virtually certain.

It is possible that AstraZeneca could incur future environmental costs beyond the extent of our current provisions. The extent of such possible additional costs is inherently difficult to estimate due to a number of factors, including: (1) the nature and extent of claims that may be asserted in the future; (2) whether AstraZeneca has or will have any legal obligation with respect to asserted or unasserted claims; (3) the type of remedial action, if any, that may be selected at sites where the remedy is presently not known; (4) the potential for recoveries from or allocation of liability to third parties; and (5) the length of time that the environmental investigation, remediation and liability allocation process can take. As per our Provisions accounting policy on page 135, Provisions for these costs are made when there is a present obligation and where it is probable that expenditure on remedial work will be required and a reliable estimate can be made of the cost. Notwithstanding and subject to the foregoing, we estimate the potential additional loss for future environmental investigation, remediation, remedial operation and maintenance activity above and beyond our provisions to be, in aggregate, between $115m and $192m (2024: $113m and $190m) which relates mainly to the US.

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

The consequences of any such loss could be a significant decrease in Product Sales, which could have a material adverse effect on our results. The lawsuits filed by AstraZeneca for patent infringement against companies that have filed abbreviated new drug applications (ANDAs) in the US, seeking to market generic forms of products sold by the Group prior to the expiry of the applicable patents covering these products, typically also involve allegations of non-infringement, invalidity and unenforceability of these patents by the ANDA filers. In the event that the Group is unsuccessful in these actions or the statutory 30-month stay expires before a ruling is obtained, the ANDA filers involved will also have the ability, subject to US Food and Drug Administration (FDA) approval, to introduce generic versions of the product concerned.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Over the course of the past several years, including in 2025, a significant number of commercial litigation claims in which AstraZeneca is involved have been resolved, particularly in the US, thereby reducing potential contingent liability exposure arising from such litigation. Similarly, in part due to patent litigation and settlement developments, greater certainty has been achieved regarding possible generic entry dates with respect to some of our patented products. At the same time, like other companies in the pharmaceutical sector and other industries, AstraZeneca continues to be subject to government investigations around the world.

Patent litigation

Legal proceedings brought against AstraZeneca

Enhertu patent proceedings	Considered to be a contingent liability
US
●
In October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited (Daiichi Sankyo) in the US District Court for the Eastern District of Texas (District Court) alleging that Enhertu infringes a Seagen patent. AstraZeneca co-commercialises Enhertu with Daiichi Sankyo in the US. After trial in April 2022, the jury found that the patent was infringed and awarded Seagen $41.82m in past damages. In July 2022, the District Court entered final judgment and declined to enhance damages on the basis of wilfulness. In October 2023, the District Court entered an amended final judgment that requires Daiichi Sankyo to pay Seagen a royalty of 8% on US sales of Enhertu from 1 April 2022 through to 4 November 2024, in addition to the past damages previously awarded by the District Court. AstraZeneca and Daiichi Sankyo have appealed the District Court’s decision.
●
In December 2020 and January 2021, AstraZeneca and Daiichi Sankyo filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, among other things, that the Seagen patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but, in April 2022, the USPTO granted the rehearing requests and instituted both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo requested reconsideration of the decision not to institute review of the patent. In February 2023, the USPTO reinstituted the PGR proceeding. In February 2024, the USPTO issued a decision that the claims were unpatentable. Seagen has appealed this decision; the USPTO has intervened in the appeal.
●
In December 2025, the US Court of Appeals for the Federal Circuit issued decisions in both the District Court and PGR appeals finding that Seagen's patent is invalid and vacating the District Court’s prior judgment and damages award.

Factor Bioscience patent proceedings	Considered to be a contingent liability
US
●
In September 2025, Factor Bioscience Inc. (Factor) filed a complaint against AstraZeneca, and others in the US District Court for the District of Delaware, alleging infringement of several Factor patents related to technology for producing gene-edited cells using synthetic messenger ribonucleic acid (mRNA) molecules encoding transcription activator-like effector nuclease (TALEN) gene-editing proteins.
●
The complaint alleges that certain drug research, design and development activities by AstraZeneca and others infringe Factor’s patents.

Forxiga patent proceedings	Considered to be a contingent liability
Europe
●
In November 2025, in France, Biogaran SAS challenged one of AstraZeneca's patents covering Forxiga. No trial date has been set.
●
In Poland and in Portugal, multiple generic companies have challenged one of AstraZeneca's patents covering Forxiga. No trial date has been set.
●
In Poland, in January 2026, AstraZeneca obtained interim injunctions against the generic companies that have challenged the patent.

Forxiga patent proceedings	Matter concluded
UK
●
In the UK, one of AstraZeneca’s patents relating to Forxiga was challenged by Generics (UK) Limited, Teva Pharmaceutical Industries Limited, and Glenmark Pharmaceuticals Europe Limited.
●
Trial regarding patent validity occurred in March 2025. In April 2025, the UK Patents Court held the patent invalid. AstraZeneca appealed the decision. In July 2025, the UK Court of Appeal dismissed AstraZeneca’s appeal and upheld the lower court’s invalidity decision. AstraZeneca's application for permission to appeal to the UK Supreme Court was denied.
●
In March 2025 and onward, AstraZeneca obtained injunctions against generic manufacturers' at-risk sales of dapagliflozin products in the UK. All injunctions have since been lifted.
●
This matter has concluded.

Soliris patent proceedings	Considered to be a contingent liability
Turkey
●
In November 2024, Salute HC İlaçları Sanayi ve Ticaret A.Ş served an action in the Industrial and Intellectual Property Rights Court in Turkey seeking to invalidate and enjoin enforcement of AstraZeneca’s patent relating to eculizumab.

Tagrisso patent proceedings	Considered to be a contingent liability
China	● In January 2025, an individual filed invalidity challenges against several Chinese patents protecting Tagrisso.

●
A hearing before the Chinese Patent Office (Patent Office) was held in July 2025.
●
In November 2025, the Patent Office issued decisions maintaining the compound patents.
●
In January 2026, the Patent Office dismissed the invalidity case against the formulation patent.

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
●
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
●
In response to these Paragraph IV notices, AstraZeneca filed patent infringement lawsuits against Cipla in May 2024 and against MSN in January 2025 in the US District Court for the District of Delaware (District Court). In the complaints, AstraZeneca alleges that a generic version of Calquence tablets, if approved and marketed, would infringe patents that are owned or licensed by AstraZeneca. Trial has been scheduled for April 2027.
●
In December 2025, AstraZeneca entered into a settlement agreement with MSN and the District Court dismissed the corresponding litigation. The litigation with Cipla is ongoing.

Daliresp patent litigation	Considered to be a contingent asset
US
●
In 2015 and subsequently, in response to Paragraph IV notices from ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of New Jersey (District Court) relating to patents listed in the FDA Orange Book with reference to Daliresp.
●
AstraZeneca has entered into separate settlement agreements and the District Court entered a consent judgment to dismiss the corresponding litigation. Additional ANDA challenges are pending.

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

Forxiga patent proceedings	Considered to be a contingent asset
Australia
●
In December 2025, in the Federal Court of Australia, AstraZeneca initiated patent infringement litigation against Pharmacor Pty Limited in reference to one of the patents that protects Forxiga.
●
No trial date has been set.

Lokelma patent proceedings	Matter concluded
US
●
In August 2022, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against five generic filers in the US District Court for the District of Delaware.
●
AstraZeneca alleged that a generic version of Lokelma would infringe patents that are owned or licensed by AstraZeneca.
●
AstraZeneca has entered into separate settlement agreements with the five generic manufacturers which resulted in dismissal of the corresponding litigations.
●
This matter is now concluded.

Lynparza patent proceedings	Considered to be a contingent asset
Canada
●
In July 2025, AstraZeneca was served with a Notice of Allegation from Cipla Ltd. challenging a patent relating to Lynparza. AstraZeneca commenced an action in response in August 2025. Trial is scheduled to begin in April 2027.

●
In August 2025, AstraZeneca was served with a Notice of Allegation from Natco Pharma (Canada) Inc. challenging a patent relating to Lynparza. AstraZeneca commenced an action in response in October 2025. Trial is scheduled to begin in June 2027.
●
In November 2025, AstraZeneca was served with a Notice of Allegation from Zydus Lifesciences Limited challenging a patent relating to Lynparza. AstraZeneca commenced an action in response in December 2025. No trial date has been set.

Lynparza patent proceedings	Considered to be a contingent asset
US
●
AstraZeneca received a Paragraph IV notice relating to Lynparza patents from Natco Pharma Limited (Natco) in December 2022, Sandoz Inc. (Sandoz) in December 2023, Cipla USA, Inc. and Cipla Limited (collectively, Cipla) in May 2024, and Zydus Pharmaceuticals (USA) Inc. (Zydus) in November 2024.
●
In response to these Paragraph IV notices, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigations against Natco, Sandoz, Cipla, and Zydus in the US District Court for the District of New Jersey. In the complaints, AstraZeneca alleged that the defendants’ generic versions of Lynparza, if approved and marketed, would infringe AstraZeneca’s patents.
●
No trial date has been scheduled.

Soliris patent proceedings	Matter concluded
Canada
●
In May 2023, AstraZeneca initiated patent litigation in Canada alleging that Amgen Canada Inc.’s (Amgen) biosimilar eculizumab product infringed AstraZeneca's patents.
●
In September 2023, AstraZeneca initiated patent litigations in Canada alleging that Samsung Bioepis Co. Ltd.'s (Samsung) biosimilar eculizumab product infringed AstraZeneca's patents.
●
In June and November 2025, AstraZeneca settled with Samsung and Amgen, respectively.

Soliris patent proceedings	Matter concluded
Europe
●
In March 2024, AstraZeneca filed motions for provisional measures against the relevant corporate entities of Amgen Inc. (Amgen) and Samsung Bioepis Co. Ltd. (Samsung) at the Hamburg Local Division of the Unified Patent Court (UPC) on the basis that Amgen's and Samsung's biosimilar eculizumab products infringe an AstraZeneca patent. In November 2025 and January 2026, AstraZeneca entered into global settlement agreements with Amgen and Samsung, respectively, resolving all eculizumab patent disputes between the parties.

Soliris patent proceedings	Matter concluded
UK
●
In May 2024, AstraZeneca initiated patent infringement proceedings against Amgen Ltd. (Amgen) and Samsung Bioepis UK Limited (Samsung) in the UK High Court of Justice alleging that their respective biosimilar eculizumab products infringe an AstraZeneca patent; on the same day, Samsung initiated a revocation action for the same patent.
●
In November 2025 and January 2026, AstraZeneca settled the UK eculizumab patent matters with Amgen and Samsung, respectively.

Tagrisso patent proceedings	Considered to be a contingent asset
Russia
●
In August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow region (Court) against the Russian Ministry of Health (MOH) and Axelpharm LLC (Axelpharm) for improper use of AstraZeneca information in the authorisation of a generic version of Tagrisso. The suit against the MOH was dismissed in July 2024, after two appeals. The case against Axelpharm was dismissed in September 2024, and a subsequent appeal by AstraZeneca was also dismissed.
●
In November 2023, Axelpharm sought a compulsory licence under a patent related to Tagrisso; the action remains pending. The Axelpharm patent on which the compulsory licensing action was based was held invalid by the Russian Patent and Trademark Office (PTO) in August 2024 following challenge by AstraZeneca. The PTO’s decision was upheld in June 2025, following an appeal by Axelpharm. At a further appeal hearing in November 2025, the Intellectual Property Court Presidium reversed earlier decisions and held Axelpharm’s patent valid. In January 2026, AstraZeneca appealed to the Supreme Court, which was rejected. AstraZeneca expects to file a further appeal.
●
In July 2024, AstraZeneca filed a patent infringement claim against Axelpharm in relation to a generic version of Tagrisso. The action was stayed by the court pending resolution of the compulsory licensing action.
●
In August 2024, after AstraZeneca filed a complaint, the Federal Anti-Monopoly Service of Russia (FAS) initiated a case against Axelpharm and OncoTarget LLC (OncoTarget). In November 2024, the FAS found Axelpharm (but not OncoTarget) to have committed unfair competition. In June 2025, the finding against Axelpharm was reversed on appeal. In December 2025, on appeal by AstraZeneca, the appellate decision was affirmed. Also in December 2025, AstraZeneca filed a further appeal.

Product liability litigation

Legal proceedings brought against AstraZeneca

Farxiga and Xigduo XR	Considered to be a contingent liability
US
●
AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including Fournier’s Gangrene and necrotising fasciitis, from treatment with Farxiga and/or Xigduo XR.
●
The parties have reached a settlement in principle for a non-material amount to resolve the single case scheduled for trial in March 2026.
●
All remaining claims are filed in Delaware State Court and the earliest trial is now scheduled for September 2026.

Nexium and Prilosec	A provision has been taken
US
●
AstraZeneca has defended lawsuits brought in federal and state courts involving claims that plaintiffs have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. Most of the lawsuits alleged kidney injury.
●
Between 2022 and 2024, AstraZeneca resolved the claims by way of settlement agreements.
●
A relatively small number of plaintiffs have opted out of the settlement.

Nexium and Losec	Matter concluded
Canada
●
In Canada, in July and August 2017, AstraZeneca was served with three putative class action lawsuits.
●
As of September 2025, all three lawsuits have been dismissed.
●
The Canada proceedings are concluded.

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
US
●
In September 2021, AstraZeneca was served with a class-action antitrust complaint filed in the US District Court for the Western District of New York (District Court) by Mosaic Health, Inc. alleging a conspiracy to restrict access to 340B discounts in the diabetes market through contract pharmacies. In September 2022, the District Court granted AstraZeneca’s motion to dismiss the complaint. In February 2024, the District Court denied Plaintiffs’ request to file an amended complaint and entered an order closing the matter. In March 2024, Plaintiffs filed an appeal.
●
In August 2025, the US Court of Appeals for the Second Circuit decided in the plaintiffs' favour, ordering the District Court to accept the amended complaint.

Amyndas Trade Secrets Litigation	Considered to be a contingent liability
US
●
AstraZeneca has been defending a matter filed by Amyndas Pharmaceuticals Member P.C. and Amyndas Pharmaceuticals, LLC (collectively Amyndas), in the US District Court for the District of Massachusetts alleging trade secret misappropriation and breach of contract claims against AstraZeneca and Zealand Pharma U.S. Inc. related to Amyndas’ C3 inhibitor candidate.
●
No trial date has been scheduled.

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
●
In June 2024, the United States Supreme Court issued an order vacating the 2022 decision and remanding to the Appellate Court for reconsideration under new case law. In January 2026, after reconsideration, the Second Circuit issued a decision again allowing the claims to proceed and returning the matter to the District Court, where AstraZeneca has a separate motion to dismiss pending.

Definiens	Considered to be a contingent liability
Germany
●
In July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (Sellers) regarding the 2014 share purchase agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. In December 2023, after an arbitration hearing, the arbitration panel made a final award of $46m in favour of the Sellers.
●
In March 2024, AstraZeneca filed an application with the Bavarian Supreme Court (Court) to set aside the arbitration award.
●
In April 2025, the Court ruled in favour of AstraZeneca, annulled the arbitration award, and referred the dispute back to the same arbitration panel for a second determination.
●
In May 2025, the Sellers appealed the Court’s decision to the German Federal Court of Justice (Court of Justice). AstraZeneca also appealed the decision to refer the dispute back to the same arbitration panel.

● In January 2026, the Court of Justice upheld the Court’s decision to annul the arbitration award and referred the dispute back to the same arbitration panel.
Employment Litigation	Considered to be a contingent liability
US
●
AstraZeneca is defending against numerous other litigation matters pending in federal and state courts asserting claims of discrimination in connection with AstraZeneca’s vaccine requirement.
●
All but one claim has been resolved by settlement or disposed of by motion practice.

Novartis Advertising Litigation	Considered to be a contingent liability
US
●
In October 2025, Novartis Pharmaceuticals Corp. filed a lawsuit in the US District Court for the District of Delaware alleging false and misleading representation claims under the Lanham Act and state law unfair competition and deceptive practices claims.
●
The complaint alleges that statements in AstraZeneca's marketing for treatment for paroxysmal nocturnal hemoglobinuria are false and misleading.

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
●
In May 2024, the District Court conditionally certified a collective under the federal Equal Pay Act and authorised the sending of notice to potential collective action members. The notice was distributed in June 2024, and the opt-in period has closed.

Securities Litigation	Considered to be a contingent liability
US
●
In December 2024, a putative securities class action lawsuit was filed in the US District Court for the Central District of California against AstraZeneca PLC and certain officers, on behalf of purchasers of AstraZeneca publicly traded securities between February 2022 and December 2024.
●
The case was subsequently transferred to the US District Court for the Southern District of New York.

Seroquel XR Antitrust Litigation	Matter concluded
US
●
In 2019, AstraZeneca was named in several related complaints in US District Court in Delaware (District Court), including several putative class action lawsuits brought on behalf of classes of direct purchasers or end payors of Seroquel XR, alleging AstraZeneca and generic drug manufacturers violated US antitrust laws when settling patent litigation related to Seroquel XR.
●
In July 2022, the District Court dismissed claims relating to one of the generic manufacturers while allowing claims relating to the second generic manufacturer to proceed.
●
In September 2024, AstraZeneca reached a settlement agreement with one of the plaintiff classes which the court approved.
●
In May 2025, AstraZeneca resolved the matter with all remaining plaintiffs for a total payment of $97m. In September 2025, the District Court approved the class-related portion of the settlement.
●
This matter is now concluded.

Soliris Antitrust Class Action	Considered to be a contingent liability
US
●
In April 2025, AstraZeneca was named in a lawsuit filed in the US District Court for the District of Massachusetts (District Court) alleging antitrust claims on behalf of a potential class of end payors for Soliris from March 2022.
●
The plaintiff alleges that AstraZeneca violated federal and state antitrust and business practices laws by obtaining improper patents for Soliris, delaying biosimilar entry and improperly extending Soliris’ market exclusivity.
●
In December 2025, the District Court partially granted AstraZeneca's motion to dismiss.

Syntimmune Milestone Litigation	Considered to be a contingent liability
US
●
In connection with AstraZeneca's acquisition of Syntimmune, Inc. (Syntimmune) in December 2020, AstraZeneca was served with a lawsuit filed by the stockholders’ representative for Syntimmune in Delaware State Court (Court) that alleged, among other things, breaches of the 2018 merger agreement (Merger Agreement).
●
The stockholders’ representative alleges that AstraZeneca failed to meet its obligations under the Merger Agreement to use commercially reasonable efforts to achieve the milestones. AstraZeneca also filed a claim for breach of the representations in the Merger Agreement.
●
A trial was held in July 2023.
●
In September 2024, the Court issued a partial decision, concluding that the first milestone in the amount of $130m was achieved, and that AstraZeneca had breached its contractual obligation to use commercially reasonable efforts to achieve the milestones. The Court requested additional briefing regarding damages and further proceedings regarding AstraZeneca's claim for breach.
●
In June 2025, the Court issued a further partial decision awarding an additional $181m in damages on its September 2024 breach determination.
●
Additional proceedings regarding AstraZeneca’s claim are ongoing.

University of Sheffield Contract Dispute	Considered to be a contingent liability
UK
●
In June 2024, AstraZeneca was served with a lawsuit filed by the University of Sheffield (Sheffield). In its complaint, Sheffield alleges that AstraZeneca made misrepresentations to induce Sheffield to amend a patent licence agreement relating to Lynparza.
●
Trial has been scheduled to begin in June 2026.

Viela Bio, Inc. Shareholder Litigation	Matter concluded
US
●
In February 2023, AstraZeneca was served with a lawsuit filed in the Delaware State Court (Court) against AstraZeneca and certain officers (collectively, Defendants), on behalf of a putative class of Viela Bio, Inc. (Viela) shareholders. The complaint alleged that the Defendants breached their fiduciary duty to Viela shareholders in the course of Viela’s 2021 merger with Horizon Therapeutics, plc.
●
In July 2024, the Court granted with prejudice AstraZeneca’s motion to dismiss.
●
In August 2024, plaintiffs appealed the dismissal.
●
In March 2025, the Delaware Supreme Court affirmed the dismissal.
●
This matter is now concluded.

Legal proceedings brought by AstraZeneca

PARP Inhibitor Royalty Dispute	Considered to be a contingent asset
UK
●
In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc (GSK)) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product, niraparib.
●
In May 2021, AstraZeneca filed a lawsuit against GSK in the Commercial Court of England and Wales (Trial Court) alleging that GSK had failed to pay all of the royalties due on niraparib sales under the license agreements.
●
In April 2023, after trial, the Trial Court issued a decision in AstraZeneca’s favour.
●
In February 2024, the Court of Appeal reversed the decision.
●
In March 2024, AstraZeneca filed a request for permission to appeal with the Supreme Court of the United Kingdom. In May 2024, the Supreme Court denied permission to appeal.
●
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
●
In April 2024, the relator filed an appeal.

Beyfortus Civil Investigative Demand	Considered to be a contingent liability
US
●
In March 2025, AstraZeneca received a subpoena from the US Attorney’s Office seeking certain records relating to Beyfortus. The subpoena requests that the Company produce various documents from January 2020 to present, including communications related to specific batches of Beyfortus, customer complaints, and FDA inspection reports.
●
AstraZeneca is cooperating with this enquiry.

Boston US Attorney Investigation	Considered to be a contingent liability
US
●
In June 2024, AstraZeneca was served with a subpoena issued by the US Attorney’s Office in Boston, seeking documents and information relating to payments by AstraZeneca to healthcare providers.
●
AstraZeneca is cooperating with this enquiry.

Brazilian Tax Assessment Matter	Considered to be a contingent liability
Brazil
●
In connection with an ongoing matter, in August 2019, the Brazilian Federal Revenue Service provided a Notice of Tax and Description of the Facts (the Tax Assessment) to two AstraZeneca subsidiaries in Brazil, as well as to two additional entities, a logistics provider utilised by AstraZeneca and a distributor. The Tax Assessment focuses on the importation of Soliris vials pursuant to AstraZeneca’s free drug supply to patients’ programme in Brazil.
●
AstraZeneca prevailed in the first level of administrative appeals in the Brazilian federal administrative proceeding system. The decision was subject to an automatic appeal to the second level of the administrative courts.
●
In March 2023, the second level of the administrative courts issued a decision to remand the matter to the first level of administrative courts for a determination on the merits.

China Personal Information Infringement and Illegal Trade Matters	Considered to be a contingent liability
China
●
In relation to the personal information infringement allegation, in April 2025, AstraZeneca Investment (China) Co., Ltd. received a Notice of Transfer to the Prosecutor from the Shenzhen Bao’an District Public Security Bureau regarding suspected unlawful collection of personal information.
●
In relation to the illegal trade allegation, in October 2025, AstraZeneca Investment (China) Co., Ltd. received a final appraisal opinion from the Shenzhen City Customs Office, informing AstraZeneca Investment (China) Co., Ltd. that the total amount of unpaid import taxes is RMB 24m (approximately USD $3.5m). The import taxes mentioned in the Appraisal Opinion relate to Imfinzi, Imjudo, and Enhertu. In October 2025, AstraZeneca Investment (China) Co., Ltd. prepaid the full amount as voluntary compensation to the State. A fine of between one and five times the amount of these paid importation taxes may also be levied if AstraZeneca Investment (China) Co., Ltd. is found liable for illegal trade.

●
In November 2025, the Shenzhen Prosecutor concluded its evaluation. AstraZeneca Investment (China) Co., Ltd., the former EVP and one former senior employee were indicted on charges of unlawful collection of personal information and illegal trade, although no illegal gain to AstraZeneca Investment (China) Co., Ltd. was alleged resulting from unlawful collection of personal information.
●
The former EVP and former senior employee were additionally indicted on charges of medical insurance fraud. AstraZeneca Investment (China) Co., Ltd. has not been indicted on charges of medical insurance fraud.
●
The matters have been consolidated into one proceeding before the Shenzhen City Intermediate Court. No trial date has been scheduled.

Texas Qui Tam	Considered to be a contingent liability
US
●
In December 2022, AstraZeneca was served with an unsealed civil lawsuit brought by qui tam relators on behalf of the State of Texas in Texas State Court in Harrison County, which alleges that AstraZeneca engaged in unlawful marketing practices.
●
In July 2025, the State of Texas intervened in the matter and filed an amended petition.
●
In November 2025, the case was transferred to the Texas State Court in Travis County.
●
No trial date has been scheduled.

US Department of Justice Civil Investigative Demand	Considered to be a contingent liability
US
●
In January 2026, AstraZeneca was served with a civil investigative demand issued by the US Department of Justice, seeking documents and information relating to AstraZeneca's data purchases and quality improvement projects.
●
AstraZeneca is cooperating with this enquiry.

Vermont US Attorney Investigation	Considered to be a contingent liability
US
●
In April 2020, AstraZeneca received a Civil Investigative Demand from the US Attorney’s Office in Vermont and the Department of Justice, Civil Division, seeking documents and information relating to AstraZeneca’s relationships with electronic health-record vendors.
●
AstraZeneca is cooperating in this enquiry.

Legal proceedings brought by AstraZeneca

340B State Litigation	Considered to be a contingent asset
US
●
AstraZeneca has filed lawsuits against Arkansas, Colorado, Hawaii, Kansas, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Nebraska, New Mexico, North Dakota, Oklahoma, Oregon, Rhode Island, South Dakota, Tennessee, Utah, Vermont, and West Virginia challenging the constitutionality of each state’s 340B statute.
●
AstraZeneca has ongoing enforcement actions in Arkansas and Louisiana for alleged non-compliance with each state's 340B statute. In April 2025, an order was issued in the Arkansas proceeding requiring AstraZeneca to pause its contract pharmacy policy, which AstraZeneca has appealed.
●
In Arkansas, the Court denied a motion to dismiss.
●
In Colorado, the Court denied AstraZeneca's motion for a preliminary injunction, which AstraZeneca has appealed.
●
In Kansas, after obtaining a stipulation from the state that AstraZeneca’s policy does not violate the Kansas 340B statute, AstraZeneca agreed to dismiss its complaint.
●
In Louisiana, the Court denied AstraZeneca’s motion for summary judgement, which AstraZeneca has appealed.
●
In Maryland and Mississippi, the Court denied AstraZeneca’s motion for a preliminary injunction.
●
In Minnesota, the Court found that the government officials lacked enforcement authority and dismissed AstraZeneca's complaint for lack of standing.
●
In Missouri, the Court granted in part and denied in part the state’s motion to dismiss.
●
In Oklahoma, the Court granted AstraZeneca’s motion for a preliminary injunction, which Oklahoma has appealed.
●
AstraZeneca’s lawsuits are stayed in Rhode Island, Utah, and West Virginia.

Calquence Inflation Reduction Act Litigation	Considered to be a contingent asset
US
●
In December 2025, AstraZeneca filed a lawsuit in the US District Court for the District of Maryland challenging the US Department of Health and Human Services’ interpretation of “qualifying single source drug” under the Inflation Reduction Act and its application in selecting Calquence for drug price negotiation.

Farxiga Inflation Reduction Act Litigation	Considered to be a contingent asset
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
●
In May 2025, the US Court of Appeals for the Third Circuit affirmed the District Court's dismissal of AstraZeneca's challenge.
●
In September 2025, AstraZeneca sought review by the US Supreme Court.

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

Tax

AstraZeneca considers whether it is probable that a taxation authority will accept an uncertain tax treatment. Where acceptance of an uncertain tax treatment is not considered probable, a tax liability is recognised based on either the most likely amount method or the expected value method depending on which method management expects to better predict the resolution of the uncertainty. Due to inherent complexities in the resolution of the uncertain tax treatments and the resulting liabilities due, management exercise judgement in the measurement of the potential liability, based on information available at the present time.

Tax liabilities for uncertain tax treatments can be built up over a long period of time but the resolution occurs at a point in time. Therefore, to the extent the information changes in future periods, there may be adjustments to the liabilities, which may have either a negative or positive effect on our results. Such changes could arise from commencement, progress or conclusion of tax authority challenge, negotiations under competent authority arrangements in relevant double tax treaties and expiry of relevant statutes of limitation. Details of the movements of material uncertain tax treatments are included below.

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

The total net tax liability recognised in the Group Financial Statements in respect of uncertain tax positions is $1,104m (2024: $1,321m). The net tax liability consists of $1,126m (2024: $1,157m) included within income tax payable, $1,628m (2024: $1,304m) included within deferred tax asset, partially offset by $205m (2024: $122m) included within deferred tax liabilities, and $1,445m (2024: $1,018m) included within income tax receivable.

Transfer pricing

The net tax liability included in the Group Financial Statements in relation to management’s current assessment of tax risks in relation to worldwide transfer pricing exposures is $120m (2024: $384m). The decrease in the net tax liability for uncertain tax positions relating to transfer pricing of $264m compared with 2024 is mainly as a result of a decrease of tax liabilities arising from updates to estimates of prior period tax liabilities following progression of tax authority reviews.

The liability includes uncertain tax treatments which are estimated using the expected value method and depend on AstraZeneca’s assessment of the likelihood of the approach taken by the tax authorities. These matters can be complex and judgemental and could change in the future, as discussed above.

For transfer pricing matters, including items under tax audit, AstraZeneca estimates the potential for additional tax liabilities above the amount provided where the possibility of the additional liabilities falling due is more than remote, to be up to $79m (2024: $422m) including associated interest.

Management continues to believe that AstraZeneca’s positions on all its transfer pricing positions, audits and disputes are robust, and that AstraZeneca has recognised appropriate tax balances, including consideration of whether corresponding relief will be available under Mutual Agreement procedures or unilaterally.

Other uncertain tax treatments

Included in the net tax liability is $984m (2024: $937m) relating to a number of other uncertain tax treatments. The increase of $47m in the net tax liability relating to the other uncertain tax treatments mainly relates to an update to tax liabilities following progress of reviews by tax authorities which are offset by movements relating to uncertainty over the timing of tax deductions. This uncertainty includes movements between income taxes receivable of $1,391m (2024: $742m), and deferred tax liabilities of $234m (2024: $133m) offset by related deferred tax assets of $1,611m (2024: $929m) and income taxes payable of $496m (2024: $269m). The liability includes tax liabilities in respect of uncertain tax treatments which are estimated using the most likely amount method and the expected value method and depend on AstraZeneca’s assessment of the likelihood of the approach taken by the tax authorities.

AstraZeneca estimates the potential for additional liabilities due to other uncertain tax treatments above the amount provided where the possibility of the additional liabilities falling due is more than remote, to be up to $127m (2024: $214m) including associated interest. AstraZeneca does not believe there are any significant other uncertain tax treatments where the possibility of the additional liabilities falling due is more than remote (2024: $nil). Management believes that it is unlikely that these additional liabilities will arise.

Timing of cash flows and interest

The Group is currently under audit in several countries and the timing of any resolution of these audits is uncertain.

It is possible that tax payments may be required in relation to a number of disputes which may be resolved over the next one to two years. AstraZeneca considers the tax liabilities set out above to appropriately reflect the expected value of any final settlement. Some of the items discussed above are not currently within the scope of tax authority audits and may take longer to resolve.

Included within other payables is a net amount of interest arising on tax contingencies of $126m (2024: $164m).

31 Statutory and other information

	2025	2024	2023
	$m	$m	$m
Fees payable to PricewaterhouseCoopers LLP and its associates:
Group audit fee	12.5	10.6	10.2
Fees payable to PricewaterhouseCoopers LLP and its associates for other services:
The audit of subsidiaries pursuant to legislation	15.8	14.8	15.0
Attestation under s404 of Sarbanes-Oxley Act 2002	3.7	3.5	3.3
Audit-related assurance services	1.3	2.2	1.1
Other assurance services	0.2	0.3	0.2
Fees payable to PricewaterhouseCoopers Associates in respect of the Group’s pension schemes:
The audit of subsidiaries’ pension schemes	0.3	0.4	0.3
	33.8	31.8	30.1

Fees payable in the year of $0.8m (2024: $0.2m) are in respect of the Group audit and audit of subsidiaries related to prior years.

Sustainability assurance

KPMG were appointed the Group’s sustainability assurance provider for the year ended 31 December 2025, with $2.8m fees payable for the service. Fees of $0.5m for the audit of subsidiaries and $0.1m for other assurance services were also payable to KPMG and its associates in the year.

Related party transactions

The Group had no material related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.

Key management personnel compensation

Key management personnel are defined for the purpose of disclosure under IAS 24 ‘Related Party Disclosures’ as the members of the Board and the members of the SET.

	2025	2024	2023
	$’000	$’000	$’000
Short-term employee benefits	39,483	40,893	38,636
Post-employment benefits	995	1,045	1,354
Share-based payments	58,915	49,121	58,242
	99,393	91,059	98,232

Total remuneration is included within employee costs (see Note 29).

32 Subsequent events

There were no material subsequent events.

Group Subsidiaries and Holdings

In accordance with section 409 of the Companies Act 2006, a full list of subsidiaries, partnerships, associates, joint ventures and joint arrangements, the place of incorporation, registered office address, and the effective percentage of equity owned as at 31 December 2025 are disclosed below. Unless otherwise stated, the share capital disclosed comprises ordinary shares which are indirectly held by AstraZeneca PLC.

Unless otherwise stated, the accounting year ends of subsidiaries are 31 December. The Group Financial Statements consolidate the Financial Statements of the Company and its subsidiaries at 31 December 2025.

At 31 December 2025	Group Interest
Wholly owned subsidiaries

Algeria
AAPM SARL	100%
20, Zone Macro-Economique, Hydra, Dar El Medina, Algiers, Algeria

Argentina
AstraZeneca S.A.	100%
Olga Cossettini 363, 3° floor, Buenos Aires, Argentina
Alexion Pharma Argentina SRL	100%
Avenida Leandro N. Alem 592 Piso 6, Buenos Aires, Argentina

Australia
AstraZeneca Holdings Pty Limited	100%
AstraZeneca Pty Limited	100%
Alexion Pharmaceuticals Australasia Pty Ltd	100%
66 Talavera Road, Macquarie Park, NSW 2113, Australia
LogicBio Australia Pty Limited	100%
Level 40, 2-26 Park Street, Sydney, NSW 2000, Australia

Austria
AstraZeneca Österreich GmbH	100%
Alexion Pharma Austria GmbH	100%
Rechte Wienzeile 223, 1120 Wien, Austria

Belgium
AstraZeneca S.A. / N.V.	100%
Alfons Gossetlaan 40, bus 201, 1702 Groot-Bijgaarden, Belgium
Alexion Pharma Belgium Sprl	100%
Alexion Services Europe Sprl	100%
Rue des Deux Eglises 29-33, 1000 Brussels, Belgium
EsoBiotec SA1	100%
Rue André Dumont 5, 1435 Mont-Saint-Guibert, Belgium

Bermuda
Alexion Bermuda Holding ULC	100%
Alexion Bermuda Limited	100%
Alexion Bermuda Partners LP	100%
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton, HM 10, Bermuda

Brazil
AstraZeneca do Brasil Limitada	100%
Rod. Raposo Tavares, KM 26, 9, Cotia, Brazil
Alexion Farmacêutica América Latina Serviços de Administração de Vendas Ltda.	100%
Alexion Serviços e Farmacêutica do Brasil Ltda.	100%
Av. Dr Chucri Zaidan, 1240, 15° andar, CEP 04711-130, Ed. Morumbi Corporate – Golden Tower Vila São Francisco, São Paulo, Brazil

British Virgin Islands
Gracell Biotechnologies Holdings Limited	100%
Office of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands

Bulgaria
AstraZeneca Bulgaria EOOD	100%
51 Cherni Vrah Bld., Business Garden Office X, floor 10, Lozenets district, 1407 Sofia, Bulgaria

Canada
AstraZeneca Canada Inc.	100%
Evinova Canada Inc.	100%
Suite 5000, 1004 Middlegate Road, Mississauga, ON, L4Y 1M4, Canada
Alexion Pharma Canada Corp.	100%
Suite 1300, 1969 Upper Water Street, Halifax, NS, B3J 3R7, Canada
Fusion Pharmaceuticals Inc.	100%
270 Longwood Road South, Hamilton, ON, L8P 0A6, Canada

Cayman Islands
AZ Reinsurance Limited	100%
18 Forum Lane, 2nd Floor, Camana Bay, Grand Cayman, P.O. Box 69, Cayman Islands
Gracell Biotechnologies Inc.	100%
P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Chile
AstraZeneca S.A.	100%
AstraZeneca Farmaceutica Chile Limitada	100%
Av. Isidora Goyenechea 3477, 2nd Floor, Las Condes, Santiago, Chile

China
Alexion Pharmaceuticals (Shanghai) Company Limited (in liquidation)	100%
Room 1703, Level 17, No. 88 Xizang North Road, Jing’an District, Shanghai, China
AstraZeneca Global R&D (Beijing) Co., Ltd	100%
Room 1101, Floor 11, Building No. 4, No. 8 Courtyard, No. 1 Kegu Street, Beijing Economic-Technological Development Area, Beijing, China
AstraZeneca Global R&D (China) Co., Ltd.	100%
16F, 88 Xizang North Road, Jing’an District, Shanghai, China
AstraZeneca Investment (China) Co., Ltd.	100%
199 Liangjing Road, Pilot Free Trade Zone, Shanghai, China
AstraZeneca Investment Consulting (Wuxi) Co., Ltd.	100%
Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China
AstraZeneca Pharmaceutical Co., Ltd.	100%
No. 2, Huangshan Road, Wuxi, Jiangsu Province, China
AstraZeneca Pharmaceutical (Beijing) Co., Ltd.	100%
1F, Building No. 4, No. 8 Courtyard, No. 1 Kegu Street, Beijing Economic-Technological Development Area, Beijing, China
AstraZeneca Pharmaceutical (Chengdu) Co., Ltd.	100%
10th Floor, Building 11 (Building E11), No. 366, Hemin Street, Chengdu High-tech Zone, China (Sichuan) Pilot Free Trade Zone, China
AstraZeneca Pharmaceutical (Guangzhou) Co., Ltd.	100%
Room 406-178, No. 1, Yichuang Street, (China-Singapore
Guangzhou Knowledge City) Huangpu District, Guangzhou City, China
AstraZeneca Pharmaceutical (Hangzhou) Co., Ltd.	100%
12F & 14F, Building 1, Shuli Plaza, 758 Fei Jia Tang Road, Gongshu District, Hangzhou, Zhejiang Province, China
AstraZeneca Pharmaceutical Manufacturing (Qingdao) Co., Ltd.	100%
AstraZeneca Pharmaceutical (Qingdao) Co., Ltd.	100%
Floor 8, Building 2, 82 Juxianqiao Road, High-tech Zone, Qingdao, Shandong Province, China
AstraZeneca Pharmaceutical (Shanghai) Co., Ltd.	100%
B1F, 8F & 9F, 88 Xizang North Road, Jing’an District, Shanghai, China
AstraZeneca Pharmaceuticals (China) Co., Ltd.	100%
88 Yaocheng Avenue, Jiangsu Province, Taizhou, China
AstraZeneca Rare Disease R&D (Beijing) Co., Ltd	100%
Room 1102, Floor 11, Building No. 4, No. 8 Courtyard, No. 1 Kegu Street, Beijing Economic-Technological Development Area, Beijing, China
AstraZeneca (Wuxi) Trading Co., Ltd.	100%
Building E (Building No. 5), Huirong Commercial Plaza, East Jinghui Road, Xinwu District, Wuxi, China
Beijing Falikang Pharmaceutical Co., Ltd.	100%
Room 113, Floor 1, Unit 1, Building No. 6, No. 88 Kechuang 6th Street, Beijing Economic-Technological Development Area, Beijing, China
FibroGen (China) Medical Technology Development Co., Ltd	100%
Building A2, No. 88 Kechuang 6th Street, Beijing Economic-Technological Development Area, Beijing, China
Gracell Biomedicine (Shanghai) Co., Ltd.[2]	100%
12th Floor, Building 1, No. 926, Yishan Road, Xuhui District, Shanghai 200233, China
Shanghai Evinova Medical Technology Co., Ltd.[2]	100%
Building C, No. 888, Huanhu 2nd Road West, Lingang New District, Shanghai, Pilot Free Trade Zone, China
Gracell Bioscience (Shanghai) Co., Ltd.	100%
1st-4th Floor, Building 1, No. 418 Guilin Road, Xuhui District, Shanghai 200233, China
Suzhou Gracell Bioscience Co., Ltd.	100%
Unit E547, 5th Floor, Lecheng Plaza, Phase II, Biobay Industrial Park, 218 Sangtian Street, Suzhou Industrial Park, Suzhou Area, Jiangsu, Pilot Free Trade Zone 215123, China

Colombia
AstraZeneca Colombia S.A.S.	100%
Av Carrera 9 No. 101-67 Office 601, Bogotá, 110231, Colombia

Costa Rica
AstraZeneca CAMCAR Costa Rica, S.A.	100%
San José, Escazú, Roble Corporate Center, 5to piso, Costa Rica

Croatia
AstraZeneca d.o.o.	100%
Ulica Vjekoslava Heinzela 70, 10 000 Zagreb, Croatia

Czech Republic
AstraZeneca Czech Republic, s.r.o.	100%
Alexion Pharma Czech s.r.o.	100%
U Trezorky 921/2, 158 00 Prague 5, Czech Republic

Denmark
AstraZeneca A/S	100%
Johanne Møllers Passage 1, Dk-1799, Copenhagen V, Denmark

Egypt
AstraZeneca Egypt for Pharmaceutical Industries SAE	100%
6th of October City, 6th Industrial Zone, Plot 2, Giza, Egypt
AstraZeneca Egypt LLC	100%
47 St. 270 New Maadi, Cairo, Egypt
Drimex LLC	100%
Plot 133, Banks’ District, 5th Settlement, New Cairo, Cairo, Egypt

Estonia
AstraZeneca Eesti OÜ	100%
Harju maakond, Tallinn, Lasnamäe linnaosa, Valukoja tn 8/1, 11415, Estonia

Finland
AstraZeneca Oy.	100%
Keilaranta 18, 02150 Espoo, Finland

France
Amolyt Pharma SAS[1]	100%
15 Chemin du Saquin, Espace Européen, 69130 Écully, France
AstraZeneca SAS	100%
Tour Carpe Diem-31, Place des Corolles, 92400 Courbevoie, France
AstraZeneca Reims Production SAS	100%
Chemin de Vrilly Parc, Industriel de la Pompelle, 51100 Reims, France
AstraZeneca Dunkerque Production SCS	100%
224 Avenue de la Dordogne, 59640 Dunkerque, France
Alexion Europe SAS	100%
Alexion Pharma France SAS	100%
15 Chemin du Saquin, Espace Européen, 69130 Écully, France

Germany
AstraZeneca GmbH	100%
AstraZeneca Holding GmbH[3]	100%
Friesenweg 26, 22763, Hamburg, Germany
AstraZeneca Computational Pathology GmbH[1]	100%
Alexion Pharma Germany GmbH	100%
Landsberger Straße 300, 80687, Munich, Germany

Greece
AstraZeneca S.A.	100%
Agisilaou 6-8 Marousi, Athens, Greece

Hong Kong
AstraZeneca HK Holdings Company Limited	100%
AstraZeneca Hong Kong Limited	100%
Unit 1 – 3, 11/F., China Taiping Finance Centre, 18 King Wah Road, North Point, Hong Kong
FibroGen International (Hong Kong) Limited	100%
26th Floor, Three Exchange Square, 8 Connaught Place Central, Hong Kong
Gracell Biotechnologies (HK) Limited	100%
C&F Secretarial Services Limited, Unit 3A, 12/F, Kaiser Centre, No. 18 Centre Street, Sai Ying Pun, Hong Kong

Hungary
AstraZeneca Kft	100%
1st floor, 4 building B, Alíz str., Budapest, 1117, Hungary

India
AstraZeneca India Private Limited[4]	100%
Block A, Neville Tower, 11th Floor, Ramanujan IT SEZ, Taramani, Chennai, Tamil Nadu, PIN 600113, India
Alexion Business Services Private Limited	100%
9th Floor, Platina, G Block Plot No. C-59, Bandra-Kurla Complex Bandra (East), Mumbai 400051, India
Evinova Health Tech India Private Limited[4]	100%
496/4, II Floor, 10th Cross, Near Bashyam Circle, Sadashivanagar, Bangalore – 560080, Karnataka, India

Indonesia
P.T. AstraZeneca Indonesia	100%
Perkantoran Hijau Arkadia, Tower G, 16th Floor, Unit 02-05, Jl. T.B. Simatupang Kav. 88, Kebagusan, Pasar Minggu, South Jakarta 12520, DKI Jakarta, Indonesia

Iran
AstraZeneca Pars Company	100%
Suite 1, 1st Floor No. 39, Alvand Ave., Argantin Sq., Tehran 1516673114, Iran

Ireland
AstraZeneca Pharmaceuticals (Ireland) Designated Activity Company	100%
4th Floor, South Bank House, Barrow Street, Dublin 4, Republic of Ireland
Alexion Pharma Holding Limited	100%
Alexion Pharma International Operations Limited	100%
Alexion Pharma Development Limited	100%
AstraZeneca Ireland Limited	100%
College Business & Technology Park, Blanchardstown Road North, Dublin 15, Republic of Ireland

Israel
AstraZeneca (Israel) Ltd	100%
Atirei Yeda 1, Building O-Tech 2, POB 8044, Kfar Saba, 4464301, Israel
Alexion Pharma Israel Ltd	100%
1 Atirei Yeda Street O-Tech Building No. 2, 5th Floor Kfar Saba, 4464301, Israel

Italy
Simesa SpA	100%
AstraZeneca SpA	100%
Alexion Pharma Italy Srl	100%
Viale Decumano 39, 20157 Milan, Italy

Japan
AstraZeneca K.K.	100%
3-1, Ofuka-cho, Kita-ku, Osaka, 530-0011, Japan
Alexion Pharma GK	100%
Tamachi Station Tower N 3-1-1, Shibaura, Minato-ku Tokyo 108-0023, Japan

Kazakhstan
AstraZeneca Kazakhstan Limited Liability Partnership	100%
Office 101, 77 Kunayev Street, Almaty 050000, Kazakhstan

Kenya
AstraZeneca Pharmaceuticals Limited	100%
L.R. No.1/1327, Avenue 5, 1st Floor, Rose Avenue, Nairobi, Kenya

Latvia
AstraZeneca Latvija SIA	100%
Skanstes iela 50, Riga, LV-1013, Latvia

Lithuania
AstraZeneca Lietuva UAB	100%
Spaudos g., Vilnius, LT-05132, Lithuania

Luxembourg
AstraZeneca Luxembourg S.A.	100%
Rue Nicolas Bové 2A – L-1253, Luxembourg

Malaysia
AstraZeneca Asia-Pacific Business Services Sdn Bhd	100%
12th Floor, Menara Symphony, No. 5 Jalan Prof, Khoo Kay Kim, Seksyen 13, 46200 Petaling Jaya, Selangor Darul Ehsan, Malaysia
AstraZeneca Sdn Bhd	100%
The Bousteador, Level 11 & 12, No. 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia

Mexico
AstraZeneca Health Care Division, S.A. de C.V.	100%
AstraZeneca, S.A. de C.V.	100%
Av. Periferico Sur 4305 interior 5, Colonia Jardines en la Montaña, Mexico City, Tlalpan Distrito Federal, CP 14210, Mexico
Alexion Pharma Mexico S. de R.L. de C.V.	100%
Paseo de los Tamarindos 90, Torre 1 piso 6 - A Col., Bosques de la Lomas, CP 05120 D.F, Mexico

Morocco
AstraZeneca Maroc SARLAU	100%
CFC (Casablanca Finance City), Le Continental Business Center, Bâtiment C, 7ème étage, Quartier Hay Hassani, Casablanca, Morocco

The Netherlands
Alexion Holding B.V.	100%
Alexion Pharma Foreign Holdings, B.V.	100%
Alexion Pharma Netherlands B.V.	100%
AstraZeneca B.V.	100%
AstraZeneca Continent B.V.	100%
AstraZeneca Gamma B.V.	100%
AstraZeneca Holdings B.V.	100%
AstraZeneca Jota B.V.	100%
AstraZeneca Rho B.V.	100%
AstraZeneca Sigma B.V.	100%
AstraZeneca Treasury B.V.	100%
AstraZeneca Zeta B.V.	100%
Prinses Beatrixlaan 582, 2595 BM, The Hague, The Netherlands
AstraZeneca Nijmegen B.V.	100%
Lagelandseweg 78, 6545 CG Nijmegen, The Netherlands
Acerta Pharma B.V.	100%
Aspire Therapeutics B.V.	100%
Kloosterstraat 9, 5349 AB, Oss, The Netherlands
Portola Netherlands B.V. (in liquidation)	100%
Basisweg 10, 1043 AP, Amsterdam, The Netherlands
Neogene Therapeutics B.V.	100%
35C Tafelbergweg, 1105 BC, Amsterdam, The Netherlands

At 31 December 2025	Group Interest
New Zealand
AstraZeneca Limited	100%
Pharmacy Retailing (NZ) Limited t/a Healthcare Logistics, 58 Richard Pearse Drive, Mangere, Auckland, 1142, New Zealand

Nigeria
AstraZeneca Nigeria Limited	100%
42 Vibranium Valley, Local Airport Road, Ikeja, Lagos, Nigeria

Norway
AstraZeneca AS	100%
Karvesvingen 7, 0579 Oslo, Norway

Pakistan
AstraZeneca Pharmaceuticals Pakistan (Private) Limited[5]	100%
Office No 1, 2nd Floor, Sasi Arcade, Block 7, Main Clifton Road, Karachi, Pakistan

Panama
AstraZeneca CAMCAR, S.A.	100%
Bodega #1, Parque Logistico MIT, Carretera Hacia Coco Solo, Colon, Panama

Peru
AstraZeneca Peru S.A.	100%
Calle Las Orquídeas N° 675, Int. 802, Edificio Pacific Tower, San Isidro, Lima, Peru

Philippines
AstraZeneca Pharmaceuticals (Phils.) Inc.	100%
18th Floor, EcoPrime Tower, 32nd Street corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines

Poland
AstraZeneca Pharma Poland Sp.z.o.o.	100%
Alexion Pharma Poland Sp.z.o.o.	100%
Evinova Poland sp. z o.o	100%
Postępu 14, 02-676, Warszawa, Poland

Portugal
Astra Alpha Produtos Farmacêuticos Lda	100%
AstraZeneca Produtos Farmacêuticos Lda	100%
Novastra Promoção e Comércio Farmacêutico Lda	100%
Novastuart Produtos Farmacêuticos Lda	100%
Stuart-Produtos Farmacêuticos Lda	100%
Zeneca Epsilon – Produtos Farmacêuticos Lda	100%
Zenecapharma Produtos Farmacêuticos, Unipessoal Lda	100%
Rua Humberto Madeira, No 7, Queluz de Baixo, 2730-097, Barcarena, Portugal

Puerto Rico
IPR Pharmaceuticals, Inc.	100%
Road 188, San Isidro Industrial Park, Canóvanas, 00729, Puerto Rico

Romania
AstraZeneca Pharma S.R.L.	100%
Bucharest, 1A Tipografilor Street, MUSE Offices, 2nd and 3rd Floor, District 1, 013714, Romania

Russia
AstraZeneca Industries OOO LLC	100%
81 Vostochniy Lane, Dobrino Village, Borovskiy District, Kaluga Region, 249006, Russian Federation
AstraZeneca Pharmaceuticals LLC	100%
1 Krasnogvardeyskiy Lane 21, Bld.1, Floors 20-30, Moscow, 123112, Russian Federation
Alexion Pharma LLC	100%
12 Presnenskaya Embankment, Premises 1/36, Moscow, 123112, Russian Federation

Saudi Arabia
AstraZeneca Continent – Regional Headquarter	100%
Al-Nakhlah Tower, Floor 13th Ath Thumamah Road, Al Sahafa District, P.O. Box 42150, Riyadh, Kingdom of Saudi Arabia
AstraZeneca Trading Company	100%
8125 Prince Sultan, 2086 Ar Rawdah District, 23435, Jeddah, Kingdom of Saudi Arabia

Singapore
AstraZeneca Pharmaceuticals Singapore Pte. Limited	100%
AstraZeneca Singapore Pte Ltd	100%
10 Kallang Avenue #12-10, Aperia Tower 2, 339510, Singapore

South Africa
AstraZeneca Pharmaceuticals (Pty) Limited	100%
17 Georgian Crescent West, Northdowns Office Park, Bryanston, 2191, South Africa

South Korea
AstraZeneca Korea Co. Ltd	100%
21st Floor, Asem Tower, 517, Yeongdong-daero, Gangnam-gu, Seoul 06164, Republic of Korea
Alexion Pharma Korea LLC	100%
41 FL., 152 Teheran-ro (Yeoksam-dong Gangnam Finance Center), Gangnam-gu, Seoul 06164, Republic of Korea

Spain
AstraZeneca Farmaceutica Holding Spain SA	100%
AstraZeneca Farmaceutica Spain SA	100%
Evinova Spain SL	100%
Fundación AstraZeneca	100%
Laboratorio Beta SA	100%
Laboratorio Lailan SA	100%
Laboratorio Tau SA	100%
Calle del Puerto de Somport, 21-23, Madrid 28050, Spain
Alexion Pharma Spain SL	100%
Avinguda de Roma, 81, Floor 7, Barcelona 08028, Spain

Sweden
AstraZeneca AB	100%
AstraZeneca Biotech AB	100%
AstraZeneca BioVentureHub AB	100%
AstraZeneca International Holdings Aktiebolag	100%
AstraZeneca Pharmaceuticals Aktiebolag	100%
AstraZeneca Södertälje 2 AB	100%
SE-151 85 Södertälje, Sweden
Evinova AB	100%
431, 53 Mölndal, Stockholm, Södertälje, Sweden
Alexion Pharma Nordics Holding AB	100%
Alexion Pharma Nordics AB	100%
Hagaplan 4, 113 68 Stockholm, Sweden

Switzerland
Alexion Pharma GmbH	100%
AstraZeneca AG	100%
Evinova AG	100%
Neuhofstrasse 34, 6340 Baar, Switzerland
SixPeaks Bio AG	100%
Aeschenvorstadt 36, 4501 Basel, Switzerland
Spirogen Sarl (in liquidation)	100%
Rue du Grand-Chêne 5, CH-1003 Lausanne, Switzerland

Taiwan
Alexion Pharma Taiwan Ltd	100%
AstraZeneca Taiwan Limited	100%
21st Floor, Taipei Metro Building 207, Tun Hwa South Road, SEC 2 Taipei, Taiwan

Thailand
AstraZeneca (Thailand) Limited	100%
Asia Centre 19th floor, 173/20, South Sathorn Rd, Khwaeng Thungmahamek, Khet Sathorn, Bangkok, 10120, Thailand

Tunisia
AstraZeneca Tunisie SaRL	100%
Lot n°1.5.5 les jardins du lac, bloc B les berges du lac Tunis, Tunisia

Turkey
AstraZeneca İlaç Sanayi ve Ticaret Limited Şirketi	100%
Zeneca İlaç Sanayi ve Ticaret Anonim Şirketi (in liquidation)	100%
Esentepe Mah. Büyükdere Cad. Levent 199 No: 199 İç Kapı No: 93 Şişli, İstanbul, Turkey
Alexion İlaç Ticaret Limited Şirketi	100%
İçerenköy Mahallesi Umut SK. and Ofis Sit. No: 10 12/73 Ataşehir, Istanbul 10-12/73, Turkey

Ukraine
AstraZeneca Ukraina LLC	100%
54 Simi Prakhovykh Street, Kyiv, 01033, Ukraine

United Arab Emirates
AstraZeneca FZ-LLC	100%
Dubai Sciences Park Towers, Tower South, S1706S, Dubai Sciences Park, Dubai, United Arab Emirates

United Kingdom
Alexion Pharma UK Limited	100%
Ardea Biosciences Limited	100%
Astra Pharmaceuticals Limited	100%
AstraPharm	100%
AstraZeneca China UK Limited	100%
AstraZeneca Death In Service Trustee Limited	100%
AstraZeneca Employee Share Trust Limited	100%
AstraZeneca Finance Limited	100%
AstraZeneca Intermediate Holdings Limited[6]	100%
AstraZeneca Investments Limited	100%
AstraZeneca Japan Limited	100%
AstraZeneca Nominees Limited	100%
AstraZeneca Quest Limited	100%
AstraZeneca Share Trust Limited	100%
AstraZeneca Sweden Investments Limited	100%
AstraZeneca Treasury Limited	100%
AstraZeneca UK Limited	100%
AstraZeneca US Investments Limited[6]	100%
AZENCO4 Limited	100%
AZENCO6 Limited	100%
Cambridge Antibody Technology Group Limited	100%
Evinova Limited	100%
KuDOS Horsham Limited	100%
KuDOS Pharmaceuticals Limited	100%
Syntimmune Limited	100%
Zenco (No. 8) Limited	100%
Zeneca Finance (Netherlands) Company	100%
MedImmune Limited	100%
1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom
MedImmune U.K. Limited	100%
Plot 6, Renaissance Way, Boulevard Industry Park, Liverpool, L24 9JW, United Kingdom

United States
Acerta Pharma LLC[7]	100%
121 Oyster Point Boulevard, South San Francisco, CA 94080, United States
Alexion Pharmaceuticals, Inc.	100%
Achillion Pharmaceuticals Inc.	100%
Alexion US1 LLC[7]	100%
Syntimmune LLC7	100%
TeneoTwo, Inc.	100%
121 Seaport Boulevard Boston, MA 02210, United States
AlphaCore Pharma, LLC[7,12]	100%
333 Parkland Plaza, Suite 5, Ann Arbor, MI 48103, United States
Amolyt Pharma Inc.	100%
185 Alewife Brook Pkwy, Suite 210, Cambridge, MA 02138, United States
Amylin Ohio LLC[7]	100%
Amylin Pharmaceuticals, LLC[7]	100%

Ardea Biosciences, Inc.	100%
AstraZeneca Collaboration Ventures, LLC[7]	100%
AstraZeneca Finance and Holdings Inc.	100%
AstraZeneca Finance LLC[7]	100%
AstraZeneca Pharmaceuticals LP8	100%
Atkemix Nine Inc.	100%
Atkemix Ten Inc.	100%
AZ Biotech Holdings, Inc.	100%
Cincor Pharma Inc.	100%
Corpus Christi Holdings Inc.	100%
LogicBio Therapeutics, Inc.	100%
Omthera Pharmaceuticals, Inc.	100%
Optein, Inc.	100%
Stauffer Management Company LLC[7]	100%
Zeneca Inc.	100%
Zeneca Holdings Inc.	100%
Zeneca Wilmington Inc.[6]	100%
1800 Concord Pike, Wilmington, DE 19803, United States
AZ-Mont Insurance Company	100%
100 Bank Street, Suite 630, Burlington, VT 05401, United States
Caelum Biosciences Inc.	100%
1200 Florence Columbus Road, Bordentown, NJ 08505, United States
Evinova Inc.	100%
101 Orchard Ridge Drive, Gaithersburg, MD 20878, United States
Fusion Pharmaceuticals US Inc.	100%
2 International Place, Suite 2310, Boston, MA 02110, United States
Gracell Biopharmaceuticals, Inc.	100%
530 Lytton Avenue, 2nd Floor, Palo Alto, CA 94301, United States
Icosavax, Inc.	100%
1930 Boren Avenue, Suite 1000, Seattle, WA 98101, United States
MedImmune, LLC[7]	100%
MedImmune Ventures, Inc.	100%
One MedImmune Way, Gaithersburg, MD 20878, United States
Modella AI, Inc.	100%
72, Winthrop Street, Charlestown, MA 02129, United States
Pearl Therapeutics, Inc.	100%
200 Cardinal Way, Redwood City, CA 94063, United States
Portola Pharmaceuticals LLC[7]	100%
ZS Pharma, Inc.	100%
1100 Park Place, Suite 300, San Mateo, CA 94403, United States

At 31 December 2025	Group Interest
Uruguay
AstraZeneca S.A.	100%
Yaguarón 1407 of 1205, 11.100, Montevideo, Uruguay

Venezuela
AstraZeneca Venezuela S.A.	100%
Gotland Pharma S.A.	100%
Av. La Castellana, Torre La Castellana, Piso 5, Oficina 5-G, 5-H, 5-I, Urbanización La Castellana, Municipio Chacao, Estado Bolivariano de Miranda, Venezuela

Vietnam
AstraZeneca Vietnam Company Limited	100%
18th Floor, A&B Tower, 76 Le Lai, Ben Thanh Ward, District 1, Ho Chi Minh City, Vietnam

Subsidiaries where the effective interest is less than 100%
Algeria
AstraZeneca Algeria Pharmaceutical Industries SPA	49%
N° 20, Micro Zone d’Activité Hydra, Centre des Affaires Dar El Madina, Bloc A, 6th Floor, Hydra, Algiers, Algeria

India
AstraZeneca Pharma India Limited[4]	75%
Block N1, 12th Floor, Manyata Embassy Business Park, Rachenahalli, Outer Ring Road, Bangalore-560 045, India

United States
VaxNewMo, LLC[9,10]	19.66%
4447 McPherson Avenue, St. Louis, MO 63108, United States

Joint Ventures
Hong Kong
IHP HK Holdings Limited (in liquidation)	50%
Unit 1402, 14th Floor, Henley Building, No. 5 Queen’s Road Central, Hong Kong

United States
Montrose Chemical Corporation of California	50%
Suite 380, 600 Ericksen Ave N/E, Bainbridge Island, WA 98110, United States

Significant Holdings
China
Dizal (Jiangsu) Pharmaceutical Co., Ltd.	23.71%
Room 404, 405, 416, Building C, Huirong Business Plaza, 26 Hefeng Road, Xinwu City, Jiangsu 214028, China
Wuxi AstraZeneca-CICC Venture Capital Partnership (Limited Partnership)	22.13%
Room 808, 8F, Building 99-2 Linghu Avenue, Xinwu District, Wuxi, Jiangsu, China

United States
C.C. Global Chemicals Company	37.50%
P.O. Box 7, MS2901, TX 76101-0007, United States

Associated Holdings
Cayman Islands
Fuse Biosciences (Cayman) Limited[10]	18.75%
Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman lslands
HBM Holdings Limited	8.78%
P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman, KY1-1106, Cayman Islands

France
Medetia SAS[10]	10%
Institute Imagine, 24 Boulevard du Montparnasse, 75015 Paris, France
Cellectis S.A.[1]	43.85%
8, rue de la Croix Jarry, 75013 Paris, France

Israel
AION Labs Innovation Lab Ltd.	19.23%
CombinAble.AI Ltd.[10]	11.25%
ProPhet Bio Ltd.[10]	11.70%
Renasis Bio Ltd.[10]	11.25%
TenAces Biosciences Ltd.[10]	12.50%
4 Oppenheimer Street, Building B, Rehovot, 7670104, Israel

Sweden
Swedish Orphan Biovitrum AB (publ)	9.72%
Norra Stationsgatan 93A, Stockholm, Sweden
OnDosis AB	19.80%
GoCo House, 5 tr, Gemenskapens gata 9, 431 53 Mölndal, Sweden
CCRM Nordic AB	19.90%
Förändringens Gata 10, 431 53 Mölndal, Sweden
Sferical AI Holding AB11	20.00%
Arsenalsgatan 8C, Box 16066, 103 22 Stockholm, Sweden

United Kingdom
Niox Group plc	15.82%
Magdalen Centre, 1 Robert Robinson Ave, Science Park, Oxford, OX4 4GA, United Kingdom

United States
AbMed Corporation[1]	18.00%
68 Cummings Park Drive, Woburn, MA 01801, United States
Amani Therapeutics, Inc.[10]	15.00%
251 Little Falls Drive, Wilmington, DE 19808, United States
Pathos AI, Inc[10]	11.26%
600 W Chicago Ave, 510 Chicago, IL 60654, United States
Regio Biosciences, Inc.[10]	19.54%
5237 River Road, #361 Bethesda, MD 20816, United States

Employee Benefit Trusts
The AstraZeneca Employee Benefit Trust
AstraZeneca PSP/GRSP EBP for Canadian Employees

1	Ownership held in ordinary and preference shares.
2	Ownership held by way of capital contribution.
3	10% directly held by AstraZeneca PLC.
4	Accounting year end is 31 March.
5	Accounting year end is 30 June.
6	Directly held by AstraZeneca PLC.
7	Ownership held as membership interest.
8	Ownership held as partnership interest.
9	Consolidated due to Zeneca Inc. having an option to acquire.
10	Ownership held in preference shares.
11	7.14% voting rights and preference shares.
12	Liquidated on 09 January 2026.